Form 20-F/A
period 2019-12-31
XP Inc.
filed 2020-05-22
CIK 1787425

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F/A

(Amendment No. 1)

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

Yes ☐   No ☒ (not required)

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or an emerging growth company. See the definitions of “large accelerated filer,” “accelerated filer,” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

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

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

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

Yes ☐   No ☒

Explanatory Note

This Amendment No. 1 to the annual report on Form 20-F of XP Inc. (“XP”, the “Company,” “we,” “our,” or “us”) amends the Company’s annual report on Form 20-F for the fiscal year ended December 31, 2019 (the “Original 20-F”), which was filed with the U.S. Securities and Exchange Commission on April 29, 2020. The Company is filing this Amendment No. 1 solely to furnish the Interactive Data File disclosure as Exhibit 101 in accordance with Rule 405 of Regulation S-T, which was not included in the Original 20-F. Exhibit 101 includes information about the Company in eXtensible Business Reporting Language (XBRL).

This Amendment No. 1 consists solely of the cover page and this explanatory note. Except as described above, this Amendment No. 1 does not amend any information set forth in the Original 20-F, and the Company has not updated disclosures included therein to reflect any events that occurred subsequent to April 29, 2020. Accordingly, this Amendment No. 1 should be read in conjunction with the Original 20-F and with our filings with the U.S. Securities Exchange Commission subsequent to the Original 20-F.

Pursuant to Rule 406T of Regulation S-T, these interactive data files are deemed furnished and not filed or part of a registration statement or prospectus for purposes of Sections 11 or 12 of the Securities Act of 1933, as amended, and are deemed not filed for purposes of Section 18 of the Securities and Exchange Act of 1934, as amended, and are otherwise not subject to liability under those sections.

PART III

ITEM 19. EXHIBITS

The following documents are filed as part of this annual report:

Exhibit No.	Exhibit
101.INS*	XBRL Instance Document
101.SCH*	XBRL Taxonomy Extension Schema Document
101.CAL*	XBRL Taxonomy Extension Calculation Linkbase Document
101.DEF*	XBRL Taxonomy Extension Definition Linkbase Document
101.LAB*	XBRL Taxonomy Extension Label Linkbase Document
101.PRE*	XBRL Taxonomy Extension Presentation Linkbase Document

*	Filed herewith.

In accordance with Rule 406T(b)(2) of Regulation S-T, this eXtensible Business Reporting Language (XBRL) information is furnished and not filed or part of a registration statement or prospectus for purposes of Sections 11 or 12 of the Securities Act of 1933, as amended, are deemed not filed for purposes of Section 18 of the Exchange Act of 1934, as amended, and otherwise are not subject to liability under those sections.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F/A and that it has duly caused and authorized the undersigned to sign this Amendment No. 1 to the annual report on Form 20-F on its behalf.

XP Inc. May 22, 2020

By:	/s/ Guilherme Dias Fernandes Benchimol
Name:	Guilherme Dias Fernandes Benchimol
Title:	Chief Executive Officer

By:	/s/ Bruno Constantino Alexandre dos Santos
Name:	Bruno Constantino Alexandre dos Santos
Title:	Chief Financial Officer