Form 20-F
period 2020-12-31
XP Inc.
filed 2021-04-29
CIK 1787425

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F
(Mark One)
☐    REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR
☒    ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2020
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
Fax: (212) 701-5800
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
The number of outstanding shares as of December 31, 2020 was 377,764,985 Class A common shares and 181,293,980 Class B common shares.

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.
Yes ☒
No ☐
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
Yes ☒
No ☐ (not required)
Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or an emerging growth company. See definition of “large accelerated filer,” “accelerated filer,” and “emerging growth company” in Rule 12b-2 of the Exchange Act. (Check one):
Large Accelerated Filer ☒
Accelerated Filer ☐
Non-accelerated Filer ☐
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
Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☒
Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this annual report:

U.S. GAAP ☐
International Financial Reporting Standards as issued by
the International Accounting Standards Board ☒

Other ☐
If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow.
Item 17 ☐
Item 18 ☐
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
Financial Statements
XP was incorporated on August 29, 2019, as a Cayman Islands exempted company with limited liability duly registered with the Cayman Islands Registrar of Companies. Until the contribution of XP Brazil shares to it prior to the consummation of our initial public offering of Class A common shares completed on December 13, 2019 (the “initial public offering” and the “Share Contribution”), XP had not commenced operations and had only nominal assets and liabilities and no material contingent liabilities or commitments.
We maintain our books and records in Brazilian reais, the presentation currency for our financial statements and the functional currency of our operations in Brazil. Our annual consolidated financial statements were prepared in accordance with IFRS, as issued by the IASB. Unless otherwise noted, our consolidated statement of financial position information presented herein as of December 31, 2020, 2019 and 2018 and the consolidated statements of income for the years ended December 31, 2020, 2019, 2018, 2017 and 2016 is stated in Brazilian reais, our reporting currency. Our consolidated financial information contained in this annual report is derived from our audited consolidated financial statements as of December 31, 2020 and 2019 and statements of income for the years ended December 31, 2020, 2019 and 2018, together with the notes thereto. All references herein to “our financial statements,” “our audited consolidated financial information” and “our audited consolidated financial statements” are to our consolidated financial statements included elsewhere in this annual report.
This financial information should be read in conjunction with “Item 5. Operating and Financial Review and Prospects” and our audited consolidated financial statements, including the notes thereto, included elsewhere in this annual report.
Our fiscal year ends on December 31. References in this annual report to a fiscal year, such as “fiscal year 2020,” relate to our fiscal year ended on December 31 of that calendar year.
Corporate Events
Our Incorporation
We are a Cayman Islands exempted company incorporated with limited liability on August 29, 2019 for purposes of effectuating our initial public offering. At the time of our incorporation, XP Controle, Itaú, GA Bermuda and DYNA III Fundo de Investimento em Participações Multiestratégia, or DYNA III, held 2,036,988,542 shares (prior to giving effect to the Share Split, as defined herein) of XP Brazil, which were all of the shares of XP Brazil. All references to “XP Brazil” refer to XP Investimentos S.A., our Brazilian principal non-operating holding company.
Itaú Transaction and 2022 Acquisition
In connection with the Itaú Transaction entered into on May 11, 2017, Itaú Unibanco shall purchase in 2022, subject to certain conditions precedent (including regulatory approval from the Central Bank), the equivalent of 11.5% of XP’s total outstanding capital stock (pre-initial public offering), which stock is currently held by XP Controle, GA Bermuda and DYNA III, for a certain and adjusted price previously agreed in the relevant share purchase agreement relating to the Itaú Transaction.
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
As of the date of this annual report, we had a total of 559,058,965 common shares issued and outstanding, 181,293,980 of these shares were Class B common shares beneficially owned by XP Controle, GA Bermuda and Itaú and 377,764,985 of these shares were Class A common shares beneficially owned by Itaú, GA Bermuda and public holders.

The following chart shows our corporate structure as of the date hereof:

XP CONTROLE
Class B Common Shares
55.40% of voting power in Issuer
21.71% of economic interests in Issuer
GENERAL ATLANTIC (XP) BERMUDA, LP
Class A and Class B Common Shares
8.52% of voting power in Issuer
10.77% of economic interests in Issuer
ITB HOLDING PARTICIPAÇÕES LTDA.
Class A and Class B Common Shares
29,32% of voting power in Issuer
41,00% of economic interests in Issuer
FREE FLOAT
Class A Common Shares
6.77% of voting power in Issuer
26.52% of economic interests in Issuer
XP INC.
100%
XP INVESTIMENTOS S.A.
100%
XP Controle 3
100%
XP CCTVM
100%
Banco XP
100%
Antecipa
99.9%
Carteira Online
100%
XP Controle 4
100%
XP Vida e Previdência
99.9%
XP Corretora de Seguros
100%
DM10
99.5%
XP Advisory
94.8%
XP Gestão
99.4%
XP Vista
99.9%
XP Allocation
99.7%
Tecfinance
99.9%
Infostocks
100%
XPE Infomoney
99%
XP Eventos
99.9%
XP Finanças
95%
Spiti
49.9%
WHG Holding
98.7%
XP PE
100%
Track Índices
92%
XP LT
20%
Primo Rico
99.9%
Leadr
49%
Duagro
94.4%
Duagro Ltda.
100%
XP Holding UK
90%
XP Investments UK LLP
100%
Sartus Capital LTD.
100%
XP Private (Europe) SA
100%
Chamaleon Bravery
100%
XP Advisory US
100%
XP Holding International LLC
100%
XP Investments US, LLC

Please read the information in the section entitled “Item 4. Information on the Company—C. Organizational structure” for a more thorough description of the operations of our material operating subsidiaries.
Itaú Unibanco Holding S.A. Proposed Transaction
On November 3, 2020, Itaú Unibanco Holding S.A., or Itaú Unibanco Holding, issued a material fact announcement and subsequently filed a corresponding Form 6-K with the U.S. Securities and Exchange Commission, or the SEC, stating that it was studying the segregation of its investment in XP Inc. from the Itaú Unibanco Holding S.A. conglomerate including by transferring its shares in XP Inc. to XPart S.A., a newly incorporated entity, or XPart, or the “Itaú Corporate Reorganization.”
On February 1, 2021, we issued a press release stating that we entered into two agreements as consenting party with the Itaú Corporate Reorganization to allow the Company to merge XPart, so that XPart shareholders receive, as a result of the merger into the Company, Class A common shares, directly or in the form of Brazilian depositary receipts, or BDRs, and XPart will cease to exist. Furthermore, pursuant to the Itaú Corporate Reorganization, certain changes to the shareholders’ agreement entered into on November 29, 2019 among XP Controle, GA Bermuda, ITB Holding Brasil Participações Ltda., Itaú Unibanco S.A., XP, XP Brazil and the companies that we control that are incorporated in Brazil, or the “Shareholders’ Agreement,” have been agreed, including, among others: (i) the possibility of partial private sales of XP shares by IUPAR – Itaú Unibanco Participações S.A., or IUPAR, and Itaúsa – Investimentos Itaú S.A., or Itaúsa, subject to certain conditions; (ii) end of the lock-up provision for a sale by XP Controle of XP shares resulting in a change of control of XP; (iii) the possibility of transfer of XP shares by IUPAR to its shareholders Itaúsa and Companhia E. Johnston de Participações S.A., or E. Johnston, as well as from E. Johnston to its shareholders; (iv) a lock-up provision for a sale of XP shares by IUPAR and Itaúsa up to October 30, 2021; (v) changes to the tag-along provision, to provide that the IUPAR and Itaúsa tag-along right will be limited solely to a sale of XP shares resulting in a change of control of XP; (vi) elimination of all the veto rights of IUPAR and Itaúsa; (vii) IUPAR and Itaúsa will have the right to jointly appoint two members to the XP board of directors and one of them will also serve as member of XP auditing committee, as long as they hold at least 5% of XP’s share capital; and (viii) inclusion of IUPAR’s and Itaúsa’s right to receive certain XP information. In addition, the Shareholders’ Agreement will expire on October 30, 2026. The foregoing changes in relation to ITB Holding Brasil Participações Ltda. and Itaú Unibanco S.A. will become effective upon implementation of the Itaú Corporate Reorganization and in relation to IUPAR and Itaúsa upon implementation of the Merger. See “Item 6. Directors, Senior Management and Employees—A. Directors and senior management—Shareholders’ Agreement.”

The proposed transaction is being proposed by XPart and XP to streamline and simplify the corporate structure at shareholders’ level at XP, specifically by giving XPart’s shareholders more accessible ways to trade XP shares as they will directly own an interest in XP.
Financial Information in U.S. Dollars
Solely for the convenience of the reader, we have translated some of the real amounts included in this annual report from reais into U.S. dollars. You should not construe these translations as representations by us that the amounts actually represent these U.S. dollar amounts or could be converted into U.S. dollars at the rates indicated. Unless otherwise indicated, we have translated real amounts into U.S. dollars using a rate of R$5.196 to US$1.00, the commercial selling rate for U.S. dollars at December 31, 2020 as reported by the Central Bank. See “Item 3. Key Information—A. Selected financial data—Exchange rates” for more detailed information regarding translation of reais into U.S. dollars and for historical exchange rates for the Brazilian real.
Special Note Regarding Non-GAAP Financial Measures
This annual report presents our Floating Balance, Adjusted Gross Financial Assets, Adjusted EBITDA and Adjusted Net Income information for the convenience of the investors.
We present Floating Balance because we believe this measure helps to understand the effect on our balance sheet from uninvested cash balances from retail clients’ investment accounts at XP companies. We calculate Floating Balance as the sum of securities trading and intermediation (liabilities), minus securities trading and intermediation (assets). It is a metric that our management tracks internally and that investors and analysts typically want to calculate. Unlike the portions of Retail AUC invested by clients in equities, fixed income, mutual funds and almost all our other asset classes, Floating Balance is accounted for on our balance sheet, resulting in a net increase in our liabilities, and is a source of funds that we allocate to securities and financial instruments, which generates interest revenues for us. Given the size of our current AUC and the pace of our growths, Floating Balance, despite being historically only in the range of 1% to 3% of total AUC, is material and therefore helps explain the variation of the assets and liabilities in our balance sheet.
We present Adjusted Gross Financial Assets because we believe this metric captures the liquidity that is in fact available to us, net of the portion of liquidity that is related to our Floating Balance (and therefore attributable to clients). We calculate Adjusted Gross Financial Assets as the sum of (1) Cash and Financial Assets (comprised of Cash plus Securities – Fair value through profit or loss, plus Securities – Fair value through other comprehensive income, plus Securities – Evaluated at amortized cost, plus Derivative financial instruments, plus Securities purchased under agreements to resell, plus Loan operations), less (2) Financial Liabilities (comprised of the sum of Securities loaned, Derivative financial instruments, Securities sold under repurchase agreements and Private pension liabilities, Deposits and Structured operation certificates), and (3) less Floating Balance. It is a measure that we track internally on a daily basis, and it more intuitively reflects the effect of the operational profits we generate and the variations between working capital assets and liabilities (cash flows from operating activities), investments in fixed and intangible assets (cash flows from investing activities) and inflows and outflows related to equity and debt securities in our capital structure (cash flows from financing activities). Our management treats all securities and financial instrument assets, net of financial instrument liabilities, as balances that compose our total liquidity, with sub line items (such as, for example, “securities at fair value through profit and loss” and “securities at fair value through other comprehensive income”) expected to fluctuate substantially from quarter to quarter as our treasury manages and allocates our total liquidity to the most suitable financial instruments.
We present Adjusted EBITDA because we believe this measure can provide useful information to investors and analysts regarding the operational results of the business, EBITDA being a fairly common metric that market participants are familiar with, in particular when understanding and analyzing service companies. Despite having two subsidiaries that are financial institutions in Brazil, we believe our business is primarily an asset-light services and fees business. We calculate Adjusted EBITDA as net income, plus income tax, plus depreciation and amortization, plus interest expense on debt, minus share of profit or (loss) in joint ventures and associates, plus Itaú Transaction and deal-related expenses, plus offering process-related expenses, plus our share-based plan expenses, minus tax claim recognition (2010-2018).
We present Adjusted Net Income because we believe this measure can provide useful information to investors and analysts regarding the net results of the business, excluding one-time revenues or expenses related to transactions or events that are not reflective of our core operating performance. We calculate Adjusted Net Income as net income, plus Itaú Transaction and deal-related expenses, plus offering process-related expenses, plus our share-based plan expenses, minus tax claim recognition (2010-2018), plus/minus taxes.

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
Industry publications generally state that the information they include has been obtained from sources believed to be reliable, but that the accuracy and completeness of such information is not guaranteed. Although we have no reason to believe any of this information or these reports are inaccurate in any material respect and believe and act as if they are reliable, neither we nor our affiliates or agents have independently verified it. Governmental publications and other market sources, including those referred to above, generally state that their information was obtained from recognized and reliable sources, but the accuracy and completeness of that information is not guaranteed. In addition, the data that we compile internally and our estimates have not been verified by an independent source. Except as disclosed in this annual report, none of the publications, reports or other published industry sources referred to in this annual report were commissioned by us or prepared at our request. Except as disclosed in this annual report, we have not sought or obtained the consent of any of these sources to include such market data in this annual report.
Calculation of Net Promoter Score
Net Promoter Score, or NPS, is a widely known survey methodology that measures the willingness of customers to recommend a company’s products and services. It is used to gauge customers’ overall satisfaction with a company’s products and services and their loyalty to the brand, and it is typically based on customer surveys. NPS measures satisfaction using a scale of zero to 10 based on a customer’s response to the following question: “How likely is it that you would recommend XP to a friend or colleague?”. Responses of nine or ten are considered “Promoters.” Responses of seven or eight are considered neutral. Responses of six or less are considered “Detractors.” The NPS, a percentage expressed as a numerical value, is calculated by subtracting the percentage of respondents who are Detractors from the percentage who are Promoters and dividing that number by the total number of respondents, which means that the higher the number, the higher the measure of customer satisfaction. The NPS calculation gives no weight to customers who decline to answer the survey question. The NPS calculation as of a given date reflects the average of the answers in the previous six months, e.g., the NPS as of December 2020 reflects the average of answers from July 2020 to December 2020. Our NPS score as calculated by us as of December 2018, December 2019 and December 2020 was 64, 73 and 71, respectively.
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
Forward-looking statements appear in a number of places in this annual report and include, but are not limited to, statements regarding our intent, belief or current expectations. Forward-looking statements are based on our management’s beliefs and assumptions and on information currently available to our management. Such statements are subject to risks and uncertainties, and actual results may differ materially from those expressed or implied in the forward-looking statements due to of various factors, including, but not limited to, those identified under the section entitled “Item 3. Key information—D. Risk Factors” in this annual report. These risks and uncertainties include factors relating to:
•general economic, financial, political, demographic and business conditions in Brazil, as well as any other countries we may serve in the future and their impact on our business;
•fluctuations in interest, inflation and exchange rates in Brazil and any other countries we may serve in the future;
•public health crises, such as the ongoing COVID-19 pandemic;
•competition in the financial services industry;
•our ability to implement our business strategy;
•our ability to adapt to the rapid pace of technological changes in the financial services industry;
•the reliability, performance, functionality and quality of our products and services, the investment performance of investment funds managed by third parties or by our asset managers and the quality, reliability and performance of our suitability, risk management and business continuity policies and processes;
•the availability of government authorizations on terms and conditions and within periods acceptable to us;
•our ability to continue attracting and retaining new appropriately skilled employees;
•our capitalization and level of indebtedness;
•the interests of our controlling shareholders;
•changes in government regulations applicable to the financial services industry in Brazil and elsewhere;
•our ability to compete and conduct our business in the future;
•the success of operating initiatives, including advertising and promotional efforts and new product, service and concept development by us and our competitors;
•changes in consumer demands regarding financial products, customer experience related to investments and technological advances, and our ability to innovate to respond to such changes;
•changes in labor, distribution and other operating costs;
•our compliance with, and changes to, government laws, regulations and tax matters that currently apply to us;
•other factors that may affect our financial condition, liquidity and results of operations; and
•other risk factors discussed under “Item 3. Key information—D. Risk Factors.”
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
ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE
A.    Offer Statistics
Not applicable.
B.    Method and Expected Timetable
Not applicable.
ITEM 3. KEY INFORMATION
A.    Selected Financial Data
The following tables set forth, for the years and as of the dates indicated, our summary financial and operating data. This information should be read in conjunction with “Item 5. Operating and Financial Review and Prospects” and our audited consolidated financial statements, including the notes thereto, included elsewhere in this annual report.

The summary statements of financial position as of December 31, 2020, 2019, 2018 and 2017 and the statements of income for the years ended December 31, 2020, 2019, 2018, 2017 and 2016 have been prepared in accordance with IFRS, as issued by the IASB. Share and per-share data in the table below has been retroactively adjusted to give effect to reverse share split.
Income Statement Data

	For the year ended December 31,
	2020	2020	2019	2018	2017	2016
	(US$)(1)	(R$)
	(in millions, except earnings per share)

Gross revenue and income(2)	1,676	8,711	5,518	3,216	2,065	1,347
Sales tax(3)	(108)	(560)	(390)	(258)	(158)	(95)
Total revenue and income	1,569	8,152	5,128	2,958	1,907	1,252
Operating costs and expenses
Operating costs	(509)	(2,645)	(1,597)	(933)	(576)	(369)
Selling expenses	(26)	(135)	(155)	(96)	(33)	(24)
Administrative expenses	(580)	(3,014)	(1,891)	(1,177)	(650)	(471)
Other operating expenses, net	33	171	153	(31)	(8)	(6)
Expected Credit Losses	(11)	(56)	(9)	(8)	(4)	(7)
Interest expense on debt	(10)	(53)	(84)	(72)	(61)	—
Share of profit or (loss) in joint ventures and associates	—	1	—	—	—	—
Income before income tax	466	2,421	1,544	641	576	374
Income tax expense	(65)	(340)	(455)	(175)	(152)	(130)
Net income for the year	401	2,081	1,089	465	424	244
Net income attributable to:
Owners of the Parent company	400	2,076	1,080	461	414	189
Non-controlling interest	1	5	9	4	10	55
Basic earnings per shares – R$(4)	0.7234	3.7597	2.1125	0.9358	0.8535	0.5440
Diluted earnings per share – R$(4)	0.7146	3.7138	2.1115	0.9358	0.8535	0.5440

(1)
For convenience purposes only, amounts in reais for the year ended December 31, 2020 have been translated to U.S. dollars using an exchange rate of R$5.1967 to US$1.00, the commercial purchase rate for U.S. dollars as of December 31, 2020 as reported by the Central Bank. These translations should not be considered representations that any such amounts have been, could have been or could be converted at that or any other exchange rate. See “—Exchange rates” for further information about recent fluctuations in exchange rates.

(2)	The sum of (i) Revenues from services rendered; and (ii) Income from financial instruments, in each case gross of taxes and contributions on revenue.
(3)	The sum of (i) Sales taxes and contributions on revenue; and (ii) Taxes and contributions on financial income.
(4)	The basic and diluted earnings per share have been retroactively adjusted to give effect to reverse share split which occurred on November 30, 2019.

Balance Sheet Data

	As of December 31,
	2020	2020	2019	2018	2017
	(US$)(1)	(R$)
	(in millions)

Assets
Cash	376	1,955	110	68	153
Securities purchased under agreements to resell	1,275	6,627	9,490	6,571	935
Securities trading and intermediation	202	1,052	505	898	672
Other securities and derivative financial instruments(2)	15,013	78,017	31,411	8,834	4,339
Loans operations	754	3,918	—	—	—
Investments in associates and joint ventures	135	700	—	—	—
Property and equipment	39	204	142	99	47
Goodwill and Intangible assets	137	714	553	505	483
Other assets(3)	547	2,842	1,410	749	507
Total assets	18,479	96,029	43,623	17,724	7,136
Liabilities
Securities sold under repurchase agreements	6,127	31,839	15,638	6,641	514
Securities trading and intermediation	3,907	20,303	9,115	5,307	3,111
Securities loaned and derivative financial instruments(4)	1,935	10,057	5,251	2,251	1,037
Assets
Deposits and Structured Operation Certificates	1,001	5,200	90	—	—
Borrowings, lease liabilities, and debentures(5)	159	828	1,473	876	867
Private pension liabilities	2,576	13,388	3,759	16	—
Other liabilities(6)	677	3,516	1,141	542	456
Total liabilities	16,382	85,132	36,467	15,632	5,984
Total equity	2,097	10,898	7,156	2,092	1,152
Total liabilities and equity	18,479	96,029	43,623	17,724	7,136

(1)
For convenience purposes only, amounts in reais as of December 31, 2020 have been translated to U.S. dollars using an exchange rate of R$5,1967 to US$1.00, the commercial purchase rate for U.S. dollars as of December 31, 2020 as reported by the Central Bank. These translations should not be considered representations that any such amounts have been, could have been or could be converted at that or any other exchange rate. See “—Exchange rates” for further information about recent fluctuations in exchange rates.

(2)	The sum of (i) Fair value through profit or loss – Securities; (ii) Fair value through profit or loss – Derivative financial instruments; (iii) Fair value through other comprehensive income – Securities; and (iv) Evaluated at amortized cost – Securities.
(3)	The sum of (i) Evaluated at amortized cost – Accounts receivable; (ii) Evaluated at amortized cost – Other financial assets; (iii) Other assets; and (iv) Deferred tax expenses.
(4)	The sum of (i) Securities loaned and (ii) Derivative financial instruments.
(5)	The sum of (i) Borrowings; (ii) Lease liabilities; and (iii) Debentures.
(6)	The sum of (i) Accounts payable; (ii) Other financial liabilities; (iii) Social and statutory obligations; (iv) Taxes and social security obligations; (v) Provisions and contingent liabilities; (vi) Other liabilities; and (vii) Deferred tax liabilities.

Non-GAAP Financial Measures
This annual report presents our Floating Balance, Adjusted Gross Financial Assets, Adjusted EBITDA and Adjusted Net Income and their respective reconciliations for the convenience of investors, which are non-GAAP financial measures. A non-GAAP financial measure is generally defined as a numerical measure of historical or future financial performance, financial position, or cash flows that purports to measure financial performance but excludes or includes amounts that would not be so adjusted in the most comparable GAAP measure. For further information on why our management chooses to use these non-GAAP financial measures, and on the limits of using these non-GAAP financial measures, please see “Presentation of Financial and Other Information—Special Note Regarding Non-GAAP Financial Measures.”
Floating Balance

	As of December 31,
	2020	2020	2019	2018
	(US$)(1)	(R$)
	(in millions)

(+) Securities trading and intermediation (Liabilities)	3,907	20,303	9,115	5,307
(-) Securities trading and intermediation (Assets)	(202)	(1,052)	(505)	(898)
Floating Balance	3,705	19,252	8,610	4,408

(1)
For convenience purposes only, amounts in reais as of December 31, 2020 have been translated to U.S. dollars using an exchange rate of R$5,1967 to US$1.00, the commercial purchase rate for U.S. dollars as of December 31, 2020 as reported by the Central Bank. These translations should not be considered representations that any such amounts have been, could have been or could be converted at that or any other exchange rate. See “—Exchange rates” for further information about recent fluctuations in exchange rates.

Adjusted Gross Financial Assets

	As of December 31,
	2020	2020	2019	2018
	(US$)(1)	(R$)
	(in millions)

Cash and financial assets
(+) Cash	376	1,955	110	68
(+) Securities – Fair value through profit or loss	9,543	49,590	22,443	6,291
(+) Securities – Fair value through other comprehensive income	3,664	19,039	2,616	696
(+) Securities – Evaluated at amortized cost	352	1,829	2,267	155
(+) Derivative financial instruments (Assets)	1,455	7,559	4,085	1,692
(+) Securities purchased under agreements to resell	1,275	6,627	9,490	6,571
(+) Loan operations	754	3,918	—	—
Financial liabilities
(-) Securities loaned	(431)	(2,237)	(2,022)	(1,260)
(-) Derivative financial instruments	(1,505)	(7,819)	(3,229)	(991)
(-) Securities sold under repurchase agreements	(6,127)	(31,839)	(15,638)	(6,641)
(-) Private pension liabilities(2)	(2,576)	(13,388)	(3,759)	(16)
(-) Deposits	(581)	(3,022)	(70)	—
(-) Structured operations certificates	(419)	(2,178)	(19)	—
Subtotal	5,779	30,033	16,274	6,565
(-) Floating Balance	(3,705)	(19,252)	(8,610)	(4,408)
Adjusted Gross Financial Assets	2,075	10,782	7,664	2,157

(1)
For convenience purposes only, amounts in reais as of December 31, 2020 have been translated to U.S. dollars using an exchange rate of R$5,1967 to US$1.00, the commercial purchase rate for U.S. dollars as of December 31, 2020 as reported by the Central Bank. These translations should not be considered representations that any such amounts have been, could have been or could be converted at that or any other exchange rate. See “—Exchange rates” for further information about recent fluctuations in exchange rates.

(2)	Relates to balances of retail clients invested in pension funds through XP VP. Those balances are identified in the financial statements as “Securities—Fair value through profit or loss,” with a corresponding balance in “Private Pension Liabilities.”

Adjusted EBITDA

	For the year ended December 31,
	2020	2020	2019	2018	2017
	(US$)(1)	(R$)
	(in millions)

Net Income	401	2,081	1,089	465	424
(+) Income Tax	65	340	455	175	152
(-) Share of profit or (loss) in joint ventures and associates	(0)	(1)	—	—	—
(+) Depreciation and Amortization	28	143	91	53	27
(+) Interest Expense on Debt	10	53	84	72	61
(-) Pre-tax Adjustments(2)	58	301	(41)	39	6
Adjusted EBITDA	561	2,918	1,679	805	670

(1)
For convenience purposes only, amounts in reais for the year ended December 31, 2020 have been translated to U.S. dollars using an exchange rate of R$5,1967 to US$1.00, the commercial purchase rate for U.S. dollars as of December 31, 2020 as reported by the Central Bank. These translations should not be considered representations that any such amounts have been, could have been or could be converted at that or any other exchange rate. See “—Exchange rates” for further information about recent fluctuations in exchange rates.

(2)
Itaú Transaction and deal-related expenses, plus offering process-related expenses, plus our share-based plan expenses, minus tax claim recognition (2010-2018). For further information on our Pre-tax Adjustments, see “—Adjusted net income.”

Adjusted Net Income

	For the year ended December 31,
	2020	2020	2019	2018	2017
	(US$)(1)	(R$)
	(in millions)

Net Income	401	2,081	1,089	465	424
(+) Itaú Transaction and deal-related expenses(2)	—	—	—	39	6
(+) Share-Based Plan(3)	56	293	8	—	—
(+) Offering expenses(4)	2	8	22	—	—
(-) Tax claim recognition (2010-2018)(5)	—	—	(71)	—	—
(+/-) Pre-Tax Adjustments(6)	58	301	(41)	39	6
(-/+) Taxes(7)	(22)	(113)	25	(13)	(2)
Adjusted Net Income	437	2,270	1,074	491	428

(1)
For convenience purposes only, amounts in reais for the year ended December 31, 2020 have been translated to U.S. dollars using an exchange rate of R$5,1967 to US$1.00, the commercial purchase rate for U.S. dollars as of December 31, 2020 as reported by the Central Bank. These translations should not be considered representations that any such amounts have been, could have been or could be converted at that or any other exchange rate. See “—Exchange rates” for further information about recent fluctuations in exchange rates.

(2)
Expenses of R$6 million in 2017 related to the potential IPO process that was discontinued after the Itaú Transaction, including legal, auditing, advisory and travel, among others. In 2018, expenses of R$39 million related to the payment of fees and expenses in respect of the closing of the Itaú Transaction.

(3)	In December 2019, we implemented our new partnership model, pursuant to which existing or new partners may be entitled to share-based compensation based on individual performance. For further information, please see “Item 6. Directors, senior management and employees—B. Compensation—Long-Term Incentive Plan.”
(4)
Expenses of (i) R$22 million in 2019 related to the IPO (in the IPO, we incurred a total amount of R$44 million in offering expenses, out of which R$22 million was recognized directly in our income statement and R$22 million was recognized in equity as a transaction cost in our consolidated financial statements, included elsewhere in this prospectus); and (ii) R$8 million in 2020 related to the follow-on offering in December 2020 (we incurred in R$8 million regarding other offering expenses, of which R$6 million was recognized directly in our income statements and an amount of R$2 million in our equity as transaction costs).

(5)	Income of R$71 million in 2019 related to the recognition of PIS/COFINS credits.
(6)	Itaú Transaction and deal-related expenses, plus offering process-related expenses, plus our share-based plan expenses, minus tax claim recognition (2010-2018).
(7)	The tax rates applicable are the statutory rates defined according to the entities’ main activity and local jurisdiction/domicile.

Exchange Rates
The Brazilian foreign exchange system allows the purchase and sale of foreign currency and the international transfer of reais by any person or legal entity, regardless of the amount, subject to certain regulatory procedures.
The real depreciated against the U.S. dollar from mid-2011 to early 2016. In particular, during 2015, due to the poor economic conditions in Brazil, including as a result of political instability, the real depreciated at a rate that was much higher than in previous years. Overall in 2015, the real depreciated 47.0%, reaching R$3.905 per US$1.00 on December 31, 2015. In 2016, the real fluctuated significantly, primarily as a result of Brazil’s political instability, appreciating 16.5% to R$3.259 per US$1.00 on December 31, 2016. In 2017, the real depreciated 1.5% against the U.S. dollar, ending the year at an exchange rate of R$3.307 per US$1.00. In 2018, the real depreciated 17.1% against the U.S. dollar, ending the year at an exchange rate of R$3.874 per US$1.00 mainly due to the result of lower interest rates in Brazil as well as uncertainty regarding the results of the Brazilian presidential elections, which were held in October 2018. The real/U.S. dollar exchange rate reported by the Central Bank was R$4.031 per US$1.00 on December 31, 2019, which reflected a 4.0% depreciation in the real against the U.S. dollar in 2019. The real/U.S. dollar exchange rate reported by the Central Bank was R$5.1967 per US$1.00 on December 31, 2020, which reflected a 28.9% depreciation in the real against the U.S. dollar in 2020. There can be no assurance that the real will not depreciate or appreciate further against the U.S. dollar. The Central Bank has previously intervened in the foreign exchange market to attempt to control instability in foreign exchange rates. We cannot predict whether the Central Bank or the Brazilian government will continue to allow the real to float freely or will intervene in the exchange rate market by re-implementing a currency band system or otherwise. The real may depreciate or appreciate substantially against the U.S. dollar in the future. Furthermore, Brazilian law provides that, whenever there is a serious imbalance in Brazil’s balance of payments or there are serious reasons to foresee a serious imbalance, temporary restrictions may be imposed on remittances of foreign capital abroad. We cannot assure you that the Brazilian government will not place restrictions on remittances of foreign capital abroad in the future.
The following table sets forth, for the periods indicated, the high, low, average and period-end exchange rates for the purchase of U.S. dollars expressed in Brazilian reais per U.S. dollar. The average rate is calculated by using the average of reported exchange rates by the Central Bank on each business day during a monthly period and on the last day of each month during an annual period, as applicable. As of April 28, 2021, the exchange rate for the purchase of U.S. dollars as reported by the Central Bank was R$5.401 per US$1.00.

Year	Period-End	Average(1)	Low(2)	High(3)

2016	3.259	3.483	3.119	4.156
2017	3.307	3.193	3.051	3.381
2018	3.874	3.656	3.139	4.188
2019	4.031	3.946	3.651	4.259
2020	5.196	5.158	4.021	5.937

Source: Central Bank.
(1)	Represents the average of the exchange rates on the closing of each business day during the year.
(2)	Represents the minimum of the exchange rates on the closing of each business day during the year.
(3)	Represents the maximum of the exchange rates on the closing of each business day during the year.

Month	Period-End	Average(1)	Low(2)	High(3)

October 2020	5.772	5.626	5.521	5.780
November 2020	5.332	5.418	5.282	5.693
December 2020	5.196	5.146	5.058	5.279
January 2021	5.382	5.346	5.163	5.509
February 2021	5.530	5.416	5.342	5.530
March 2021	5.697	5.646	5.495	5.840
April 2021 (through April 28, 2021)	5.401	5.582	5.401	5.706

Source: Central Bank.
(1)	Represents the average of the exchange rates on the closing of each business day during the month.
(2)	Represents the minimum of the exchange rates on the closing of each business day during the month.
(3)	Represents the maximum of the exchange rates on the closing of each business day during the month.
B.    Capitalization and Indebtedness
Not applicable.

C.    Reasons for the Offer and Use of Proceeds
Not applicable.
D.    Risk Factors
Summary of Risk Factors
Our business, results of operations, financial condition or prospects could be adversely affected if any of these risks occurs, and as a result, the trading price of our common shares could decline. The risks described below are those known to us and those that we currently believe may materially affect us.
Certain Risks Relating to Our Business and Industry
•If we cannot make the necessary investments to keep pace with rapid developments and change in our industry, the use of our services could decline, reducing our revenues. The financial services market in which we compete is subject to rapid and significant changes, and in order to remain competitive and maintain and enhance customer experience and the quality of our services, we must continuously invest in projects to develop new products and features. These projects carry risks, such as cost overruns, delays in delivery, performance problems and lack of client adoption. Our future success will depend in part on our ability to develop or adapt to technological changes and evolving industry standards. Furthermore, our competitors may have the ability to devote more financial and operational resources than we can to the development of new technologies and services that provide improved functionality and features to their existing service offerings.
•Substantial and increasingly intense competition within our industry may harm our business. The financial services market is highly competitive. Our growth will depend on a combination of the continued growth of financial services and our ability to increase our market share. Our primary competitors include traditional financial services providers. We may need to reduce the fees we charge in order to maintain market share, as clients may demand more customized and favorable pricing from us.
•Client attrition could cause our revenues to decline and the degradation of the quality of the products and services we offer, including support services, could adversely impact our ability to attract and retain clients and partners. We experience client attrition resulting from several factors, including, among others, client business closures, transfers of accounts to our competitors and lack of client satisfaction with our platform and overall user experience, including the reliability, performance, functionality and quality of our products and services. Moreover, our clients expect a consistent level of quality on our platform and in the provision of our products and services.
•Our investment services to our retail clients subject us to additional risks. We provide investment services to our retail clients, including through IFAs. The risks associated with these investment services include those arising from possible conflicts of interest, unsuitable investment recommendations, inadequate due diligence on the issuer or the provider of the security, inadequate disclosure and fraud.
•We do not have long-term contractual arrangements with most of our institutional brokerage clients, and our trading volumes and revenues could be reduced if these clients stop using our platform and solutions. Our business largely depends on certain of our institutional brokerage clients using our solutions and trading on our platforms. A limited number of such clients can account for a significant portion of our trading volumes, which in turn, results in a significant portion of our transaction fees. Most of our institutional brokerage clients do not have long-term contractual arrangements with us and utilize our platform and solutions on a transaction-by-transaction basis and may choose not to use our platform at any time. These institutional brokerage clients buy and sell a variety of products within various asset classes using traditional methods, including by telephone, email and instant messaging, and through other trading platforms.
•In the past, we identified material weaknesses in our internal control over financial reporting and, if we fail to maintain effective internal controls over financial reporting, we may be unable to accurately report our results of operations, meet our reporting obligations and/or prevent fraud. In addition, if we fail to maintain the adequacy of our internal control over financial reporting, as accounting standards are modified, supplemented or amended from time to time, we may not be able to conclude on an ongoing basis that we have effective internal control over financial reporting in accordance with Section 404 of the Sarbanes-Oxley Act of 2002. If we fail to maintain an effective internal control environment, we could suffer material misstatements in our financial statements, fail to meet our reporting obligations or fail to prevent fraud, which would likely cause investors to lose confidence in our reported financial information.

Certain Risks Relating to Brazil
•Brazilian federal government has exercised, and continues to exercise, significant influence over the Brazilian economy. This involvement as well as Brazil’s political and economic conditions could harm us and the price of our Class A common shares. The Brazilian federal government frequently exercises significant influence over the Brazilian economy and occasionally makes significant changes in policy and regulations. We have no control over and cannot predict what measures or policies the Brazilian government may take in the future. Recent economic and political instability has led to a negative perception of the Brazilian economy and higher volatility in the Brazilian securities markets, which also may adversely affect us and our Class A common shares.
•Inflation and certain measures by the Brazilian government to curb inflation have historically harmed the Brazilian economy and Brazilian capital markets, and high levels of inflation in the future would harm our business and the price of our Class A common shares. In the past, Brazil has experienced extremely high rates of inflation. Inflation and some of the measures taken by the Brazilian government in an attempt to curb inflation have had significant negative effects on the Brazilian economy generally. Inflation, policies adopted to curb inflationary pressures and uncertainties regarding possible future governmental intervention have contributed to economic uncertainty and heightened volatility in the Brazilian capital markets.
•Economic uncertainty and political instability in Brazil may harm us and the price of our Class A common shares. Brazil’s political environment has historically influenced, and continues to influence, the performance of the country’s economy. Political crises have affected and continue to affect the confidence of investors and the general public, which have historically resulted in economic deceleration and heightened volatility in the securities offered by companies with significant operations in Brazil. The recent economic instability in Brazil has contributed to a decline in market confidence in the Brazilian economy as well as to a deteriorating political environment.
•Exchange rate instability may have adverse effects on the Brazilian economy, us and the price of our Class A common shares. The Brazilian currency has been historically volatile and has been devalued frequently over the past three decades. Although long-term depreciation of the real is generally linked to the rate of inflation in Brazil, depreciation of the real occurring over shorter periods of time has resulted in significant variations in the exchange rate between the real, the U.S. dollar and other currencies. Restrictive macroeconomic policies could reduce the stability of the Brazilian economy and harm our results of operations and profitability.
•Infrastructure and workforce deficiency in Brazil may impact economic growth and have a material adverse effect on us. Brazilian GDP growth has fluctuated over the past few years, with growth of 3.0% in 2013 but decreasing to 0.5% in 2014, a contraction of 3.5% in 2015, a contraction of 3.3% in 2016, a growth of 1.1% in 2017, a growth of 1.1% in 2018 and a growth of 1.1% in 2019. Growth is limited by inadequate infrastructure, including potential energy shortages and deficient transportation, logistics and telecommunication sectors, general strikes, the lack of a qualified labor force, and the lack of private and public investments in these areas, which limit productivity and efficiency. Additionally, despite the business continuity and crisis management policies currently in place, travel restrictions or potential impacts on personnel due to the COVID-19 pandemic may disrupt our business, our IFAs and the expansion of our client base.
•The COVID-19 pandemic has had, and is expected to continue to have a negative impact on global, regional and national economies, and we would be materially adversely affected by a protracted economic downturn. The COVID-19 pandemic has had, and is expected to continue to have a negative impact on global, regional and national economies and to disrupt supply chains and otherwise reduce international trade and business activity, and also result in an increase of unemployment rates in Brazil, which may decrease the flow of money into investments and increase withdrawal of funds from investment and other financial products, negatively impacting our business. The COVID-19 pandemic could also negatively impact specific portfolios through negative ratings migration and higher than expected losses, potentially leading clients to redirect investments away from us and to more traditional financial institutions, as well as reduced management fees from our asset management businesses, which are required to meet certain criteria to earn performance fees. The current COVID-19 pandemic and its potential impact on the global economy may affect our ability to meet our financial targets.

Certain Risks Relating to Our Class A Common Shares
•An active trading market for our common shares may not be sustainable. If an active trading market is not maintained, investors may not be able to resell their shares at or above offering price and our ability to raise capital in the future may be impaired. An active trading market may also impair our ability to raise capital to acquire other companies or technologies by using our shares as consideration.
•XP Controle owns 66.9% of our outstanding Class B common shares, which represents approximately 55.4% of the voting power of our issued share capital, and, subject to the provisions of the Shareholders’ Agreement, controls all matters requiring shareholder approval. This concentration of ownership and voting power limits your ability to influence corporate matters.
•The dual class structure of our common shares has the effect of concentrating voting control with XP Controle, our controlling shareholder; this will limit or preclude your ability to influence corporate matters. Due to the ten-to-one voting ratio between our Class B and Class A common shares, our controlling shareholder, XP Controle, controls a majority of the combined voting power of our common shares and therefore is able to, subject to the provisions of the Shareholders’ Agreement, elect a majority of the members of our board of directors, so long as the total number of the issued and outstanding Class B common shares is at least 10% of the voting shares rights of the Company.
•We are a Cayman Islands exempted company with limited liability. The rights of our shareholders, including with respect to fiduciary duties and corporate opportunities, may be different from the rights of shareholders governed by the laws of U.S. jurisdictions. In particular, as a matter of Cayman Islands law, directors of a Cayman Islands company owe fiduciary duties to the Company and separately a duty of care, diligence and skill to the Company.
Certain     Risks Relating to Our Business and Industry
If we cannot make the necessary investments to keep pace with rapid developments and change in our industry, the use of our services could decline, reducing our revenues.
The financial services market in which we compete is subject to rapid and significant changes. This market is characterized by rapid technological change, new product and service introductions, evolving industry standards, changing client needs and the entrance of non-traditional competitors. In order to remain competitive and maintain and enhance customer experience and the quality of our services, we must continuously invest in projects to develop new products and features. These projects carry risks, such as cost overruns, delays in delivery, performance problems and lack of client adoption. There can be no assurance that we will have the funds available to maintain the levels of investment required to support our projects, and any delay in the delivery of new services or the failure to differentiate our services or to accurately predict and address market demand could render our services less desirable, or even obsolete, to our clients.
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
Many of our competitors have substantially greater financial, technological, operational and marketing resources than we do. Accordingly, these competitors may be able to offer more attractive fees to our current and prospective clients, especially our competitors that are affiliated with financial institutions. Recently, we announced the elimination of brokerage fees for online stock trades at Rico and a 75% reduction in brokerage fees for online stock trades through XP Direct, which we currently expect will not have a material impact on our revenues and margins as we believe they will be offset by increased growth in client onboarding into our platform in the future. If the expected offset does not materialize, we will need to offset the impact by reducing and eliminating costs in order to maintain our profit margins. Moreover, we may not be successful in reducing or controlling costs and our margins may be adversely affected. In particular, we may need to further reduce the fees we charge in order to maintain market share, as clients may demand more customized and favorable pricing from us. In addition, we may incur increased costs from incentive payments made to IFAs in order to gain or maintain market share. We may also decide to terminate client relationships which may no longer be profitable to us due to such pricing pressure. Competition could also result in a loss of existing clients, and greater difficulty in attracting new clients. One or more of these factors could have a material adverse effect on our business, financial condition and results of operations. For further information regarding our competition, see “Item 4. Information about the Company—B. Business overview—Competition.”
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
Moreover, our clients expect a consistent level of quality on our platform and in the provision of our products and services. The support services that we provide are also a key element of the value proposition to our clients. In addition, increased market volatility may result in unexpected losses in equities, derivatives and other products which may lead to questions regarding the accuracy of our suitability procedures and our advisory services. If the reliability, performance or functionality of our products and services is compromised or the quality of those products or services is otherwise degraded, or if we fail to continue to provide a high level of support, this could adversely affect our reputation and the confidence in and use of our products and services, and we could lose existing clients and find it harder to attract new clients and partners. If we are unable to scale our support functions and our suitability procedures to address the growth of our client and partner network, the quality of our products and services may decrease, which could adversely affect our ability to attract and retain clients and partners.
Our investment services to our retail clients subject us to additional risks.
We provide investment services to our retail clients, including through IFAs. The risks associated with these investment services include those arising from possible conflicts of interest, unsuitable investment recommendations, inadequate due diligence on the issuer or the provider of the security, inadequate disclosure and fraud. Realization of these risks could lead to liabilities for client losses, regulatory fines, civil penalties and harm to our reputation and business. The realization of these risks may be heightened during periods of increased market volatility which may result in unexpected losses in the products provided to our retail clients.

We do not have long-term contractual arrangements with most of our institutional brokerage clients, and our trading volumes and revenues could be reduced if these clients stop using our platform and solutions.
Our business largely depends on certain of our institutional brokerage clients using our solutions and trading on our platforms. A limited number of such clients can account for a significant portion of our trading volumes, which in turn, results in a significant portion of our transaction fees. Most of our institutional brokerage clients do not have long-term contractual arrangements with us and utilize our platform and solutions on a transaction-by-transaction basis and may choose not to use our platform at any time. These institutional brokerage clients buy and sell a variety of products within various asset classes using traditional methods, including by telephone, email and instant messaging, and through other trading platforms. Any significant loss of these institutional brokerage clients or a significant reduction in their use of our platform and solutions could have a substantial negative impact on our trading volumes and revenues, and materially adversely affect our business, financial condition and results of operations.
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
Our dealer clients also buy and sell through traditional methods, including by telephone, email and instant messaging, and through other trading platforms. Some of our dealer clients have developed electronic trading networks that compete with us or have announced their intention to explore the development of such electronic trading networks, and many of our dealer clients are involved in other ventures, including other trading platforms or other distribution channels, whether as trading participants and/or as investors. In particular, some of our dealer clients or their affiliates, as is typical for a large number of major banks, have their own single bank or other competing trading platform and frequently invest in such businesses and may acquire ownership interests in similar businesses, and such businesses may also compete with us. These competing trading platforms may offer some features that we do not currently offer or that we are unable to offer, including customized features or functions and solutions that are fully integrated with some of their other offerings. Accordingly, there can be no assurance that such dealer clients’ primary commitments will not be to one of our competitors or that they will not continue to rely on their own trading platforms or traditional methods instead of using our trading platforms.
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
A significant part of our business depends on the B3.
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
XP CCTVM, one of our principal operating subsidiaries and securities broker, has a broad network of IFAs, and our business depends in part on such IFAs. Pursuant to CVM Resolution No. 16, IFAs may carry out the following activities on behalf of a broker-dealer: (1) prospecting and acquiring customers; (2) receiving and registering orders and transmitting such orders to the appropriate trading or registration systems; and (3) providing information on the products offered and the services provided by XP CCTVM. XP CCTVM’s reliance on IFAs creates numerous risks.
As of December 31, 2020, XP CCTVM had approximately 8,000 individual IFAs organized into approximately 670 IFA entities, which were responsible for serving approximately 22% of XP CCTVM’s active clients. In addition, XP CCTVM’s 20 largest IFA entities comprised 2,100 individual IFAs and were responsible for serving approximately 10% of XP CCTVM’s active clients.
Pursuant to Article 20 of CVM Resolution No. 16, XP CCTVM is liable for the acts of its IFAs. As a result, XP CCTVM may be subject to claims, lawsuits, arbitration proceedings, government investigations and other legal and regulatory proceedings seeking to hold XP CCTVM liable for the actions of IFAs. We cannot give any assurances as to the outcome of any such claims, lawsuits, arbitration proceedings, government investigations or other legal or regulatory proceedings. Any claims against XP CCTVM, whether with or without merit, could be time-consuming, result in costly litigation, be harmful to its reputation and to the “XP” brand, require significant management attention and divert significant resources, and the resolution of one or more such proceedings may result in substantial damages, settlement costs, sanctions, consent decrees, injunctions, fines and penalties that could adversely affect XP CCTVM’s business, financial condition and results of operations. In addition, no assurances can be given that these IFAs’ interests will continue to be aligned with the interests of XP CCTVM, that there will be no commercial disagreements between the IFAs and XP CCTVM, that such IFAs will not compete with XP CCTVM or that they will not engage in improper conduct (i.e.; churning) in their role as IFAs. In Brazil, there is increased competition between financial institutions seeking to attract IFAs to increase their client base, assets under custody and business possibilities. No assurances can be given that XP CCTVM will be able to remain an attractive player to such IFAs or to retain such agents in its business platform. Furthermore, many clients have their commercial relationship directly with the IFA of their choice and trust and not with the employees of XP CCTVM. Accordingly, the loss of IFAs may result in loss of clients and assets under custody, which would affect XP CCTVM’s business.
Furthermore, the independent contractor status of the IFAs may be challenged in the courts of Brazil. For example, XP CCTVM has in the past been involved in, and successfully challenged, a number of legal proceedings claiming that IFAs should be treated as its employees rather than as independent contractors, and there can be no assurance that we will be successful in challenging any future claims. Changes to foreign, federal, state, and local laws governing the definition or classification of independent contractors, or judicial decisions regarding independent contractor classification, could require classification of IFAs as employees. If, as a result of legislation or judicial decisions, XP CCTVM is required to classify IFAs as employees, XP CCTVM would incur significant additional expenses for compensating IFAs, potentially retroactively to the past five years and including expenses associated with the application of wage and hour laws (including minimum wage, overtime, meal and rest period requirements), vacation, 13th-month salary, FGTS, severance, employee benefits, social security contributions, taxes, and penalties (including collective moral damages in case of a collective lawsuit).
Moreover, on July 1, 2019, the CVM issued Public Hearing Release SDM No. 03/19 (Edital de Audiência Pública SDM nº 03/19), or SDM 3/19, which aims to initiate discussions with financial market entities and IFAs in connection with potential amendments to CVM Resolution No. 16. Such amendments could include terminating the exclusivity provision set forth in CVM Resolution No. 16, among others. Although we cannot predict the impact of such potential amendments, they could result in increased competition for clients and qualified IFAs and reduced oversight of IFAs, and allow IFAs to work with other platforms or competitors, which may adversely affect us.

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
Our business involves the collection, storage, processing and transmission of customers’ personal data, including names, addresses, identification numbers, bank account numbers and trading and investment portfolio data. An increasing number of organizations, including large clients and businesses, other large technology companies, financial institutions and government institutions, have disclosed breaches of their information technology systems, some of which have involved sophisticated and highly targeted attacks, including on portions of their websites, networks or infrastructure, or those of third parties who provide services to them. We could also be subject to breaches of security by hackers. Threats may derive from human error, fraud or malice on the part of employees, third-party service providers or IFAs, or may result from accidental technological failure. Concerns about security are increased when we transmit information. Electronic transmissions can be subject to attack, interception or loss. Also, computer viruses and malware can be distributed and spread rapidly over the internet and could infiltrate our systems or those of our associated participants, which can impact the confidentiality, integrity and availability of information, and the integrity and availability of our products, services and systems, among other effects. Denial of service or other attacks could be launched against us for a variety of purposes, including interfering with our services or creating a diversion for other malicious activities. These types of actions and attacks could disrupt our delivery of products and services or make them unavailable, which could damage our reputation, force us to incur significant expenses in remediating the resulting impacts, expose us to uninsured liability, subject us to lawsuits, fines or sanctions, distract our management or increase our costs of doing business.
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
In the scope of our activities, we share information with third parties, including thousands of IFAs, commercial partners, third-party service providers and other agents, who collect, process, store and transmit sensitive data, and we may be held responsible for any failure or cybersecurity breaches attributed to these third parties insofar as they relate to the information we share with them. The loss, destruction or unauthorized modification of data by us or such third parties or through systems we provide could result in significant fines, sanctions and proceedings or actions against us by governmental bodies or third parties, which could have a material adverse effect on our business, financial condition and results of operations. Any such proceeding or action, and any related indemnification obligation, could damage our reputation, force us to incur significant expenses in defense of these proceedings, distract our management, increase our costs of doing business or result in the imposition of financial liability or sanctions that prevent us from processing data.
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

We cannot assure you that there are written agreements in place with every third party or that such written agreements will prevent the unauthorized use, modification, destruction or disclosure of data or enable us to obtain reimbursement from such third parties in the event we should suffer incidents resulting in unauthorized use, modification, destruction or disclosure of data. Any unauthorized use, modification, destruction or disclosure of data could result in protracted and costly litigation, which could have a material adverse effect on our business, financial condition and results of operations.
Cybersecurity incidents are increasing in frequency and evolving in nature and include, but are not limited to, installation of malicious software, unauthorized access to data and other electronic security breaches that could lead to disruptions in systems, unauthorized release of confidential or otherwise protected information and the corruption of data. Given the unpredictability of the timing, nature and scope of information technology disruptions, there can be no assurance that the procedures and controls we employ will be sufficient to prevent security breaches from occurring, and we could be subject to manipulation or improper use of our systems and networks or financial losses from remedial actions, any of which could have a material adverse effect on our business, financial condition and results of operations.
Law No. 13,709/2018 (Lei Geral de Proteção de Dados Pessoais), or the LGPD, came into effect on September 18, 2020, following the President of Brazil’s veto of article 4 of Provisional Measure No. 959/2020 which established that the LGPD would only come into effect on May 3, 2021. However, the administrative sanctions provisions of LGPD will only become enforceable as of August 1, 2021, pursuant to Law No. 14,010/2020. Once the administrative sanctions of the LGPD become enforceable, cybersecurity incidents and data breach or leakage events may subject us to the following penalties: (1) warnings, with the imposition of a deadline for the adoption of corrective measures; (2) a one-time fine of up to 2% of gross sales of the company or a group of companies limited to a maximum amount of R$50,000,000 per violation; (3) a daily fine, up to a maximum amount of R$50,000,000 per violation; (4) public disclosure of the violation; (5) the restriction of access to the personal data to which the violation relates, until corrective measures are implemented; (6) deletion of the personal data to which the violation relates; (7) partial suspension of the databases to which the violation relates for up to 12 months, until corrective measures are implemented; (8) suspension of the personal data processing activities to which the violation relates for up to 12 months; and (9) partial or full prohibition on personal data processing activities. The postponement of the administrative sanctions does not prevent the competent authorities to begin supervision procedures and enactment of additional rules to be complied with prior to such effectiveness date, nor does it prevent individual or collective lawsuits based on violation of data subject’s rights and subject to civil liability. Any such proceeding or action, and any related indemnification obligation, could damage our reputation, force us to incur significant expenses in defense of these proceedings, divert the attention of our management, increase our costs of doing business or result in the imposition of financial penalties.
Further, as a consequence of the COVID-19 pandemic, most of our employees are working remotely from home. Based on thorough assessments of the well-being and performance of our workforce, our management announced on September 11, 2020 the permanent and company-wide adoption of the home-office model. This may cause increases in the unavailability of our systems and infrastructure, interruption of telecommunication services, generalized system failures and heightened vulnerability to cyberattacks. Accordingly, our ability to conduct our business may be adversely impacted.
Our business depends on well-regarded and widely known brands, including “XP Investimentos,” “Clear,” “Rico,” “XP Asset Management,” “Infomoney,” “XP Educação,” “XP Seguros” and “XP Investments,” and any failure to maintain, protect, and enhance our brands, including through effective marketing and communications strategies, would harm our business.
We have developed well-regarded and widely known brands, including “XP Investimentos,” “Clear,” “Rico,” “XP Asset Management,” “Infomoney,” “XP Educação,” “XP Seguros” and “XP Investments,” that have contributed significantly to the success of our business. Maintaining, protecting, and enhancing our brands are critical to expanding our client base, and other third-party partners, as well as increasing engagement with our products and services. This will depend largely on our ability to remain widely known, maintain trust, be a technology leader, and continue to provide high-quality and secure products and services. Any negative publicity about our industry or our company, the quality, reliability and performance of our products and services, our suitability, risk management and business continuity policies and processes, changes to our products and services, our ability to effectively manage and resolve client complaints, our privacy and security practices, litigation, regulatory activity, and the experience of clients with our products or services, for example as a result of overall market declines and increased market volatility due to the COVID-19 pandemic, could adversely affect our reputation and the confidence in and use of our products and services. Harm to our brands can arise from many sources, including failure by us or our partners to satisfy expectations of service and quality, inadequate protection of personal information, compliance failures and claims, litigation and other claims, third-party trademark infringement claims, administrative proceedings at the applicable national trademark offices, employee misconduct, and misconduct by our associated participants, partners, service providers, or other counterparties. If we do not successfully maintain well-regarded and widely known brands, our business could be materially and adversely affected.

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
We utilize data center hosting facilities from third-party service providers to make certain content available on our platform. Our primary data centers are located in the cities of Barueri and Santana do Parnaíba, in the state of São Paulo, Brazil (which are located approximately five miles apart). Our operations depend, in part, on our providers’ ability to protect their facilities against damage or interruption from natural disasters, power or telecommunications failures, criminal acts and similar events. The occurrence of spikes in user volume, traffic, natural disasters, acts of terrorism, vandalism or sabotage, or a decision to close a facility without adequate notice, or other unanticipated problems at our providers’ facilities could result in lengthy interruptions in the availability of our platform, which would adversely affect our business.

In addition, we depend on the efficient and uninterrupted operation of numerous systems, including our computer systems, software, data centers and telecommunications networks, as well as the systems of third parties. Our systems and operations or those of our third-party providers, could be exposed to damage or interruption from, among other things, fire, natural disaster, power loss, telecommunications failure, unauthorized entry and computer viruses. We do not maintain insurance policies specifically for property and business interruptions. Defects in our systems or those of third parties, errors or delays in the processing of transactions, telecommunications failures or other difficulties could result in:
•loss of revenues;
•loss of clients;
•loss of client data;
•loss of licenses or authorizations with the CVM, the Central Bank, the Superintendency of Private Insurance (Superintendência de Seguros Privados), or SUSEP, and/or any other applicable authority;
•loss of our membership to the B3 and/or loss of access to the trading facilities of the B3;
•fines imposed by applicable regulatory authorities and other issues relating to non-compliance with applicable financial services or data protection requirements;
•a failure to receive, or loss of, Central Bank authorizations to operate as a financial services provider in Brazil;
•fines or other penalties imposed by the Central Bank, as well as other measures taken by the Central Bank, including intervention, temporary special management systems, the imposition of insolvency proceedings, and/or the out-of-court liquidation of XP CCTVM and any of our subsidiaries to whom licenses may be granted in the future;
•harm to our business or reputation resulting from negative publicity;
•exposure to fraud losses or other liabilities;
•additional operating and development costs; and/or
•diversion of technical and other resources.
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
We are dependent upon the ability and experience of a number of key personnel, including Guilherme Dias Fernandes Benchimol, one of our founders and our chief executive officer, as well as a high-profile public figure and the face of the XP brand, and other members of senior management, who have substantial experience with our operations, the financial services industry and the markets in which we offer our products and services. Many of our key personnel have worked for us for a significant amount of time or were recruited by us specifically due to their industry experience. It is possible that the loss of the services of one or a combination of our senior executives or key managers, including our chief executive officer, could have a material adverse effect on our business, financial condition and results of operations.On May 12, 2021, Mr. Benchimol will step down as our chief executive officer and will be replaced by Thiago Maffra (our current CTO). See “Item 4. Information on the Company—A. History and Development of the Company Recent Developments—Appointment of New CEO of XP Inc.”

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
In addition, in order to manage our growth effectively, we must continue to strengthen our existing infrastructure, develop and improve our internal controls, create and improve our reporting systems, and timely address issues as they arise.We expect to increase our capital expenditures to support the growth in our business and operations, including for the construction of our new headquarters at São Roque, State of São Paulo, or Villa XP. The construction process of Villa XP may result in additional capital expenditures or lead to overruns of the initial budget for this project. The relocation, expansion and operation of our new headquarters involve significant risks that could lead to lost revenues or increased expenses, including: construction and operational delays, unanticipated cost overruns, unforeseen engineering, regulatory and/or environmental problems, the inability to obtain or renew required operational permits and governmental approvals for our new location, employee relocation and work stoppages, particularly as a result of the ongoing COVID-19 pandemic. The construction of Villa XP and other expansion efforts may require substantial financial expenditures, commitments of resources, developments of our processes, and other investments and innovations. Furthermore, we encourage employees to quickly develop and launch new features for our products and services. As we grow, we may not be able to execute as quickly as smaller, more efficient organizations. If we do not successfully manage our growth, our business will suffer, which may have an adverse effect on our financial condition, results of operations and our capacity to fulfill our contractual obligations.
We are subject to various risks associated with the securities industry, any of which could have a materially adverse effect on our business, cash flows and results of operations.
We are subject to uncertainties that are common across the securities industry. These uncertainties include:
•the volatility of domestic and international financial, bond and stock markets, and the markets for funds and other asset classes, in particular in the current context of the COVID-19 pandemic;
•extensive governmental regulation;
•litigation;
•intense competition;
•poor performance of investment products that our advisors recommend or sell or that are otherwise sold or distributed on our platform, including poor performance of investment portfolios as a result of strategies or other trading actions;
•substantial fluctuations in the volume and price level of securities; and
•dependence on the solvency of various third parties.

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
A significant portion of our revenues is derived from one of our principal operating subsidiaries, XP CCTVM. For the years ended December 31, 2020, 2019 and 2018, the average net revenue of XP CCTVM represented approximately 67% of our total consolidated net revenue for such periods. We expect that we will continue to depend on XP CCTVM for a significant portion of our revenues for the foreseeable future, and any decrease in the revenue of XP CCTVM or any other event significantly affecting XP CCTVM may have a material adverse effect on our financial condition and results of operations.
Our holding company structure makes us dependent on the operations of our subsidiaries.
We are a Cayman Islands exempted company with limited liability. As a holding company, our corporate purpose is to invest, as a partner or shareholder, in other companies, consortia or joint ventures in Brazil, where most of our operations are located, and outside Brazil. Accordingly, our material assets are our direct and indirect equity interests in our subsidiaries, and we are therefore dependent upon the results of operations and, in turn, the payments, dividends and distributions from our subsidiaries for funds to pay our holding company’s operating and other expenses and to pay future cash dividends or distributions, if any, to holders of our Class A common shares, and we may have tax costs in connection with any dividend or distribution. In addition, the payments, dividends and distributions from our subsidiaries to us for funds to pay future cash dividends or distributions, if any, to holders of our Class A common shares, could be restricted under financing arrangements that we or our subsidiaries may enter into in the future and we and such subsidiaries may be required to obtain the approval of lenders to make such payments to us in the event they are in default of their repayment obligations. Furthermore, we may be adversely affected if the Brazilian government imposes legal restrictions on dividend distributions by our Brazilian subsidiaries and exchange rate fluctuations will affect the U.S. dollar value of any distributions our subsidiaries make with respect to our equity interests in those subsidiaries.
On May 29, 2020, in response to the ongoing uncertainty relating to the economic effects of the COVID-19 pandemic, the Central Bank issued CMN Resolution No. 4,820/2020, or CMN Resolution No. 4,820. CMN Resolution No. 4,820 prohibits financial institutions and other institutions authorized to operate by the Central Bank, including XP CCTVM and Banco XP, to, until December 31, 2020, make dividend distributions beyond the minimum legal requirement or the minimum threshold established in such institutions’ bylaws. Under CMN Resolution No. 4,820, the anticipated distribution of profits relating to 2020 must be made in a conservative, consistent and manner compatible with the uncertainties of the current economic scenario. CMN Resolution No. 4,820 also temporarily prohibits financial institutions from making other related payments, pay interest on equity, effect stock repurchases, and, as a general rule, effect capital stock reductions.
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
XP CCTVM is subject to liquidity risks.
XP CCTVM is subject to liquidity risks. Liquidity is the ability to meet current and future cash flow needs on a timely basis at a reasonable cost. XP CCTVM requires sufficient liquidity to meet customer and clearinghouse deposit maturities/withdrawals, payments on debt obligations as they become due and other cash commitments under both normal operating conditions and other unpredictable circumstances causing industry or general financial market stress or increased volatility, such as due to the COVID-19 pandemic. XP CCTVM’s access to funding sources in amounts adequate to finance its activities on terms that are acceptable to it could be impaired by factors that affect it specifically or the financial services industry or economy generally. To the extent XP CCTVM is unable to maintain adequate levels of liquidity, it may not be able to meet its payment obligations, which may have a material adverse effect on our business, financial condition and results of operations.
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
In the past, we identified material weaknesses in our internal control over financial reporting, and if we fail to maintain effective internal controls over financial reporting, we may be unable to accurately report our results of operations, meet our reporting obligations and/or prevent fraud.
In the past, we have identified material weaknesses in our internal control over financial reporting, and we cannot assure that significant deficiencies or material weaknesses in our internal control over financial reporting will not be identified in the future. In addition, if we fail to maintain the adequacy of our internal control over financial reporting, as accounting standards are modified, supplemented or amended from time to time, we may not be able to conclude on an ongoing basis that we have effective internal control over financial reporting in accordance with Section 404 of the Sarbanes-Oxley Act of 2002. For further information, see “Item 15. Controls and procedures—D. Changes in internal control over financial reporting.” If we fail to maintain an effective internal control environment, we could suffer material misstatements in our financial statements, fail to meet our reporting obligations or fail to prevent fraud, which would likely cause investors to lose confidence in our reported financial information. This could, in turn, limit our access to capital markets, harm our results of operations, and lead to a decline in the trading price of our Class A common shares. Additionally, ineffective internal control over financial reporting could expose us to increased risk of fraud or misuse of corporate assets and subject us to potential delisting from Nasdaq, regulatory investigations and civil or criminal sanctions.

We are subject to the Sarbanes-Oxley Act, which requires, among other things, that we establish and maintain effective internal control over financial reporting and disclosure controls and procedures. Under the current rules of the SEC we are required to perform system and process evaluation and testing of our internal controls over financial reporting to allow management to assess their effectiveness. Our testing may in the future reveal, deficiencies in our internal controls that are deemed to be material weaknesses or significant deficiencies and render our internal controls over financial reporting ineffective. If we or our management identifies material weaknesses or significant deficiencies in our internal controls over financial reporting that are deemed to be additional material weaknesses, the market price of our Class A common shares may decline and we may be subject to investigations or sanctions by the SEC, the Financial Industry Regulatory Authority, Inc., or FINRA, or other regulatory authorities as well as result in litigation.
Requirements associated with being a public company in the United States require significant company resources and management attention.
We are subject to certain reporting requirements of the Securities Exchange Act of 1934, or the Exchange Act, and the other rules and regulations of the SEC and Nasdaq. We are subject to various other regulatory requirements, including the Sarbanes-Oxley Act. We expect these rules and regulations to increase our legal, accounting and financial compliance costs and to make some activities more time-consuming and costly. For example, we expect these rules and regulations to make it more difficult and more expensive for us to obtain director and officer liability insurance, and we may be required to accept reduced policy limits and coverage or incur substantial costs to maintain the same or similar coverage. New rules and regulations relating to information disclosure, financial reporting and controls and corporate governance, which could be adopted by the SEC, Nasdaq or other regulatory bodies or exchange entities from time to time, could result in a significant increase in legal, accounting and other compliance costs and make certain corporate activities more time-consuming and costly, which could materially affect our business, financial condition and results of operations. These rules and regulations may also make it more difficult for us to attract and retain qualified persons to serve on our board of directors or as executive officers.
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
Certain of our subsidiaries are subject to regulation in the United States, such as our subsidiary, XP Investments US, LLC, which is registered with the SEC and FINRA as a broker-dealer and XP Advisory US, Inc., which is registered with the SEC as an investment adviser. We do not believe that we or any of our subsidiaries engage in any financial services activities in the United States that would require a license from any U.S. federal or state banking authorities or other financial regulators, except those licenses and registrations that have already been obtained. If we are found to have engaged in a banking or other financial services business in the United States without an appropriate registration or license, we could be subject to liability, or forced to cease doing such business, change our business practices, or to obtain the appropriate license or registration. If we or any of our subsidiaries obtain additional licenses or registrations in the United States, we could be subject to compliance with additional applicable laws and regulations, including anti-money laundering and terrorist financing laws and regulations, which could adversely affect our business, financial condition, or results of operations.
Although we have a compliance program focused on applicable laws, rules, and regulations (which currently is principally focused on Brazilian law) and are continually investing in this program, we may nonetheless be subject to fines or other penalties in one or more jurisdictions levied by federal, state or local regulators as well as those levied by foreign regulators. In addition to fines, penalties for failing to comply with applicable rules and regulations could include significant criminal and civil lawsuits, forfeiture of significant assets, or other enforcement actions, including loss of required licenses or approvals in a given jurisdiction. We could also be required to make changes to our business practices or compliance programs as a result of regulatory scrutiny. In addition, any perceived or actual failure to comply with applicable laws, rules, and regulations could have a significant impact on our reputation as a trusted brand and could cause us to lose existing clients, prevent us from obtaining new clients, require us to expend significant funds to remedy problems caused by breaches and to avert further breaches, and expose us to legal risk and potential liability, and we could be (1) required to pay substantial fines and disgorgement of our profits; (2) required to change our business practices; or (3) subjected to insolvency proceedings such as an intervention by the Central Bank, as well as the out-of-court liquidation of XP CCTVM, and any of our subsidiaries to whom authorizations may be granted in the future. Any disciplinary or punitive action by our regulators or failure to obtain required operating authorizations could seriously harm our business and results of operations.
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
The laws regulating privacy rights and data protection have considerably evolved over recent years, providing for more restrictive provisions on the means through which processing of personal data by organizations is regulated. As of August 2018, when the LGPD was enacted, practices involving the processing of personal data were ruled by certain sectorial laws, such as the Consumer Defense Code (Law No. 8,078/1990) and the Brazilian Civil Rights Framework for the Internet (Law No. 12,965/2014).

On August 14, 2018, the President of Brazil approved the Brazilian General Data Protection Law, or LGPD, a comprehensive personal data protection law establishing general principles and obligations that apply across multiple economic sectors and contractual relationships. The LGPD establishes detailed rules for the collection, use, processing and storage of personal data and will affect all economic sectors, including the relationship between customers and suppliers of goods and services, employees and employers and other relationships in which personal data is collected, whether in a digital or physical environment. The penalties and fines for violations of the LGPD, which will be applicable as of August 1, 2021, will include (1) warnings, with the imposition of a deadline for the adoption of corrective measures; (2) a one-time fine of up to 2% of gross sales of the company or a group of companies or a maximum amount of R$50,000,000 per violation; (3) a daily fine, up to a maximum amount of R$50,000,000 per violation; (4) public disclosure of the violation; (5) the restriction of access to the personal data to which the violation relates, until corrective measures are implemented; (6) deletion of the personal data to which the violation relates; (7) partial suspension of the databases to which the violation relates for up to 12 months, until corrective measures are implemented; (8) suspension of the personal data processing activities to which the violation relates for up to 12 months; and (9) partial or full prohibition on personal data processing activities.
The obligations established by the LGPD became effective on September 18, 2020, following the President of Brazil’s veto of article 4 of Provisional Measure No. 959/2020 which established that the LGPD would only come into effect on May 3, 2021. In the meantime, the President sanctioned Bill No. 1,179/2020, converted into Law No. 14,010/20, to implement the emergency and transitory legal regime applicable in Brazil during the COVID-19 pandemic. Among other matters indicated in such law, the enforceability of administrative sanctions (including fines) to companies that fail to comply with the LGPD rules was postponed to August 1, 2021.
Compliance with the LGPD is required since the date it became effective, and even though the enforceability of administrative fines and sanctions was postponed to August 1, 2021 by Law No. 14,010/20, it does not prevent other means of enforcing the LGPD, as data subjects, the public prosecutor’s offices and private associations, for example, will still be able to file lawsuits in courts to enforce the provisions of the LGPD and seek redress. Moreover, the fact that the administrative sanctions of the LGPD will become enforceable only in August 2021 does not preclude the enforcement of administrative sanctions set forth in other laws dealing with privacy and data protection matters, such as the Consumer Defense Code and the Brazilian Internet Law (Marco Civil da Internet). These administrative sanctions could be enforced by other public authorities, such as the public prosecutor’s offices and consumer protection agencies.
We cannot assure you that our LGPD compliance efforts will be deemed appropriate or sufficient by regulatory authorities or by courts. Moreover, as the LGPD requires further regulation from the National Data Protection Authority (Autoridade Nacional de Proteção de Dados), or ANPD regarding several aspects of the law, which are yet unknown, we could be required to change our business practices and implement additional measures to adapt our personal data processing activities. This could adversely affect our business, financial condition, or results of operations.
Any additional privacy laws or regulations enacted or approved in Brazil or in other jurisdictions in which we operate could cause us to incur costs to correct the breaches or failures, expose us to uninsured liability, increase our risk of regulatory scrutiny, subject us to lawsuits, and result in the imposition of material penalties and fines under state and federal laws or regulations, which could seriously harm our business, financial condition or results of operations.
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

Pursuant to our agreement with CADE, we agreed, among other measures, to (1) adopt equal treatment practices in our relationships with suppliers of financial products; (2) refrain from entering into exclusive relationships with financial advisors (except as permitted by applicable regulations); (3) facilitate transferability of clients’ financial products to competing platforms; and (4) maintain a “no fee” policy for specific types of financial products. A breach by us of any of the aforementioned measures could result in financial penalties, antitrust investigations and the revision of the agreement with CADE.
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
We operate in jurisdictions that have a high risk of corruption and we are subject to anti-corruption, anti-bribery anti-money laundering and sanctions laws and regulations, including Brazilian Federal Law No. 12,846/2013, or the Clean Company Act, the United States Foreign Corrupt Practices Act of 1977, as amended, or the FCPA, and the Bribery Act 2010 of the United Kingdom, or the Bribery Act. Each of the Clean Company Act, the FCPA and the Bribery Act impose liability against companies who engage in bribery of government officials, either directly or through intermediaries. We have a compliance program that is designed to manage the risks of doing business in light of these new and existing legal and regulatory requirements. Violations of the anti-corruption, anti-bribery, anti-money laundering and sanctions laws and regulations could result in criminal liability, administrative and civil lawsuits, significant fines and penalties, forfeiture of significant assets, as well as reputational harm.
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
Changes in tax laws, regulations, related interpretations and tax accounting standards in Brazil, the United States, the United Kingdom, Portugal or Switzerland (countries where we operate), or the Cayman Islands may result in a higher tax rate on our earnings, which may significantly reduce our profits and cash flows from operations. For example, as of January 2019, the corporate income taxes, or IRPJ/CSLL, aggregate rate applicable to XP CCTVM was reduced from 45% to 40% on net profits. The aggregate income tax rate applied to financial institutions in Brazil (more specifically, to banks of any nature, which does not include XP CCTVM) was increased to 45% as of March 1, 2020. In addition, our financial condition and results of operations may decline if certain tax incentives are not retained or renewed. For example, Brazilian Law No. 11,196 currently grants tax benefits to companies that invest in research and development, provided that some requirements are met, which significantly reduces our annual corporate income tax expense. If the taxes applicable to our business increase or any tax benefits are revoked and we cannot alter our cost structure to pass our tax increases on to clients, our financial condition, results of operations and cash flows could be adversely affected. Our activities are also subject to a Municipal Tax on Services (Imposto Sobre Serviços), or ISS. Any increases in ISS rates could also harm our profitability.
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

At the municipal level, the Brazilian government enacted Supplementary Law No. 157/16, which imposed changes regarding the ISS collection applied to the rendering of part of our services. These changes created new obligations, as ISS will now be due in the municipality in which the acquirer of our services is located rather than in the municipality in which the service provider’s facilities are located. This obligation took force in January 2018, but has been delayed by Direct Unconstitutionality Action No. 5835, or ADI, filed by taxpayers. The ADI challenges the constitutionality of Supplementary Law No. 157/16 before the Brazilian Supreme Court, arguing that the new legislation would adversely affect companies’ activities due to the increase of costs and bureaucracy related to the ISS payment to several municipalities and the compliance with tax reporting obligations connected therewith. As a result, the Brazilian Supreme Court granted an injunction to suspend the enforcement of Supplementary Law No. 157/16. In June 2020, the ADI was included in the judgment agenda of the Brazilian Supreme Court but, as of the date of this annual report, a final decision on this matter is currently pending.
Moreover, we are subject to tax laws and regulations that may be interpreted differently by tax authorities and us. The application of indirect taxes, such as sales and use tax, value-added tax, or VAT, provincial taxes, goods and services tax, business tax and gross receipt tax, to businesses such as ours is complex and continues to evolve. We are required to use significant judgment in order to evaluate applicable tax obligations. In many cases, the ultimate tax determination is uncertain because it is not clear how existing statutes apply to our business. One or more states or municipalities, the federal government or other countries may seek to challenge the taxation or procedures applied to our transactions, which could impose the charge of taxes or additional reporting, record keeping or indirect tax collection obligations on businesses like ours. New taxes could also require us to incur substantial costs to capture data and collect and remit taxes. If such obligations were imposed, the additional costs associated with tax collection, remittance and audit requirements could have a material adverse effect on our business and financial results.
The costs and effects of pending and future litigation, investigations or similar matters, or adverse facts and developments related thereto, could materially affect our business, financial position and results of operations.
We are, and may be in the future, party to legal, arbitration and administrative investigations, inspections and proceedings arising in the ordinary course of our business or from extraordinary corporate, tax or regulatory events, involving our clients, suppliers, customers, investors, as well as competition, government agencies, tax and environmental authorities, particularly with respect to civil, tax and labor claims. Indemnity rights that we seek to negotiate in certain transactions may not cover all claims that may be asserted against us, and any claims asserted against us, regardless of merit or eventual outcome, may harm our reputation. Also, we currently are, and may in the future be, party to one or more securities class actions regarding our registration statement on Form F-1 in connection with our initial public offering and other related reports. Furthermore, there is no guarantee that we will be successful in defending ourselves in pending or future litigation or similar matters under various laws. Should the ultimate judgments or settlements in any pending or future litigation or investigation significantly exceed any amounts we are able to recover under any indemnity arrangements, such judgments or settlements could have a material adverse effect on our business, financial condition and results of operations and the price of our Class A common shares. Further, even if we adequately address issues raised by an inspection conducted by an agency or successfully defend our case in an administrative proceeding or court action, we may have to set aside significant financial and management resources to settle issues raised by such proceedings or to those lawsuits or claims, which could adversely affect our business. See “Item 8. Financial information—A. Consolidated statements and other financial information—Legal proceedings.”

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
We may also be subject to costly litigation in the event our services and technology infringe upon or otherwise violate a third party’s proprietary rights. Third parties may have, or may eventually be issued, patents that could be infringed by our services or technology. Any of these third parties could make a claim of infringement against us with respect to our services or technology, and we have been subject to such claims in the past. Also, we currently are, and may in the future be, party to one or more claims by third parties for breach of copyleft, trademark, license usage or other intellectual property rights. Any claim from third parties may result in a limitation on our ability to use the intellectual property subject to these claims or could prevent us from registering our brands as trademarks. Additionally, in recent years, individuals and groups have been purchasing intellectual property assets for the sole purpose of making claims of infringement and attempting to extract settlements from companies like ours. Even if we believe that intellectual property-related claims are without merit, defending against such claims is time-consuming and expensive and could result in the diversion of the time and attention of our management and employees. Claims of intellectual property infringement also might require us to redesign affected services, enter into costly settlement or license agreements, pay costly damage awards, change our brands, or face a temporary or permanent injunction prohibiting us from marketing or selling certain services or using certain brands. Even if we have an agreement for indemnification against such costs, the party providing such indemnification may be unwilling or unable to comply with its indemnification obligations. If we cannot or do not license the infringed technology on reasonable terms or substitute similar technology from another source, our revenues and earnings could be adversely impacted.
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
Although we believe that we have complied with our obligations under the various applicable licenses for open source software, it is possible that we may not be aware of all instances where open source software has been incorporated into our proprietary software or used in connection with our solutions or our corresponding obligations under open source licenses. We do not have open source software usage policies or monitoring procedures in place. We rely on multiple software programmers to design our proprietary software and we cannot be certain that our programmers have not incorporated open source software licensed under copyright license or similar provisions into our proprietary software that we intend to maintain as confidential or that they will not do so in the future. To the extent that we are required to disclose the source code of certain of our proprietary software developments to third parties, including our competitors, in order to comply with applicable open source license terms, such disclosure could harm our intellectual property position, competitive advantage, financial condition and results of operations. In addition, to the extent that we have failed to comply with our obligations under particular licenses for open source software, we may lose the right to continue to use and exploit such open source software in connection with our operations and solutions, which could disrupt and adversely affect our business.
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
Acquisitions, partnerships and joint ventures are part of our growth strategy. From time to time, we pursue strategic acquisitions, such as our acquisitions of Clear Corretora de Títulos e Valores Mobiliários S.A., or Clear, in 2015, Rico Corretora de Títulos e Valores Mobiliários S.A., or Rico, in 2017, XP Vista in 2018, and the recent acquisition of Fliper in August 2020, DM10 in November 2020, Antecipa in September 2020 and a joint-venture with VERT, creating DuAgro, in June 2020, WHG in September 2020 and Riza Capital in December 2020. We evaluate, and expect in the future to evaluate, potential strategic acquisitions of, and partnerships or joint ventures with, complementary businesses, services or technologies. We may not be successful in identifying acquisition, partnership and joint venture targets. In addition, we may not be able to successfully finance or integrate any businesses, services or technologies that we acquire or with which we form a partnership or joint venture, and we may lose clients as a result of any acquisition, partnership or joint venture. In addition, we may be unable to realize the expected benefits, synergies or developments that we may initially anticipate. Furthermore, the integration of any acquisition, partnership or joint venture may divert management’s time and resources from our core business and disrupt our operations.
Certain acquisitions, partnerships and joint ventures we make may prevent us from competing for certain clients or in certain lines of business and may lead to a loss of clients. For example, in order to obtain antitrust regulatory approvals from CADE and regulatory approvals from the Central Bank in connection with the Itaú Transaction, we entered into agreements with CADE and the Central Bank pursuant to which we agreed to certain restrictions on our ability to acquire interests in financial investment platforms.

In addition, we may spend time and money on projects that do not increase our revenue or profitability. To the extent we finance any acquisition or investment in cash, it would reduce our cash reserves, and to the extent the purchase price is paid with our common shares, it could be dilutive to our shareholders. To the extent we finance any acquisition or investment with the proceeds from the incurrence of debt, this would increase our level of indebtedness and could negatively affect our liquidity, credit rating and restrict our operations. Our competitors may be willing to pay more than us for acquisitions or investments, which may cause us to lose certain opportunities that we would otherwise desire to complete. Moreover, we may face contingent liabilities in connection with our acquisitions and joint ventures, including, among others, (1) judicial and/or administrative proceeding or contingencies relating to the company, asset or business acquired, including civil, regulatory, tax, labor, social security, environmental and intellectual property proceedings or contingencies; and (2) financial, reputational and technical issues, including with respect to accounting practices, financial statement disclosures and internal controls, as well as other regulatory or compliance matters, all of which we may not have identified as part of our due diligence process and that may not be sufficiently indemnifiable under the relevant acquisition or joint venture agreement. We cannot assure you that any acquisition, partnership, investment or joint venture we make will not have a material adverse effect on our business, financial condition and results of operations. As of the date of this annual report, there were no indicators of a potential impairment in our goodwill and intangible assets.
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
We have implemented risk management and mitigation processes and strategies, including the use of risk models in analyzing and monitoring the various risk the we and our subsidiaries are exposed to as part of our activities. Our risk management policies are designed to identify and analyze the risks, to set appropriate risk limits and controls, and to monitor risks and adherence to the limits. Risk management policies and systems are reviewed regularly to reflect changes in market conditions and in our activities.
In our credit operations, we are exposed to credit defaults and the incurrence of losses on the credit transactions we make to our customers. We seek to mitigate the risks inherent to our credit portfolio by our use of client investments as collateral in an effort to reduce potential losses, and we also seek to mitigate our credit risk exposure by managing collateral and by monitoring the value of existing collateral. Although we believe that our credit portfolio criteria are, and historically have been, appropriate for the various kinds of credit transactions we make, we may incur losses on credit transactions that have met these criteria, and may experience higher than expected losses depending on economic factors and consumer behavior.
Further, we may have higher credit risk, or experience higher credit losses, to the extent our credit operations are concentrated by loan type, industry segment, borrower type, or location of the borrower or collateral. Any changes affecting any of the sectors to which we have significant lending exposure, and changes in the value of the collateral securing our credit operations, may result in a reduction in the value we realize from collateral and in our loan portfolio. The value of any collateral supporting the credit portfolio may be insufficient to cover our outstanding exposure. Consequentially, this may have an adverse impact on our results of operations and financial condition and it could also adversely affect the growth rate and the mix of our credit portfolio. We offer financial services and other products and services to a large number of clients, and we are responsible for vetting and monitoring these clients and determining whether the transactions we process for them are legitimate. When our products and services are used in connection with illegitimate transactions, and we settle those funds to clients and are unable to recover them, we suffer losses and liability. These types of illegitimate, as well as unlawful, transactions can also expose us to governmental and regulatory sanctions, including outside of Brazil (for example, U.S. anti-money laundering and economic sanctions violations). Our risk management policies, procedures, techniques, and processes may not be sufficient to identify all of the risks to which we are exposed, to enable us to mitigate the risks we have identified, or to identify additional risks to which we may become subject in the future. Furthermore, if our risk management policies and processes contain errors or are otherwise ineffective, we may suffer large financial losses, we may be subject to civil and criminal liability, and our business may be materially and adversely affected.

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
Under the relevant laws and regulations of Brazil (including CVM Rule No. 505), we are generally required to keep the records of our communications with customers concerning our services for at least a period of five years, including from IFAs. To ensure all of our users and customers are best served, we occasionally provide customer service on popular digital media platforms in a similar way as other market participants in both our industry and other various industries. However, we cannot solve all the difficulties arising therefrom because the digital media platforms usually do not have functions that telephone or email operation systems use for the long-term storage of communication records, which, such difficulties, if questioned by the CVM, could have a material adverse effect on our business, financial condition and results of operations.
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
Our existing and new financial products and services could fail to attain sufficient market acceptance for many reasons, including:
•investors are not willing to deploy their funds in a timely or efficient manner;
•we may fail to predict market demand accurately and provide products and services that meet this demand in a timely fashion;
•users may not like, find useful or agree with, any changes;
•there may be defects, errors or failures on our platform;
•there may be negative publicity about our financial products and services or our platform’s performance or effectiveness;
•if new financial products and services or changes to our platform do not comply with Brazilian laws, regulations or rules applicable to us;
•there may be competing products and services introduced or anticipated to be introduced by our competitors; and
•there may be changes in our clients’ preferences towards low-risk investments within traditional banks due to market declines and increased volatility caused by the COVID-19 pandemic, which could decrease our net inflows from both new and existing clients.
If our existing and new financial products and services do not achieve adequate acceptance in the market, our competitive position, financial condition and results of operations could be adversely affected.
Our balance sheet includes significant amounts of goodwill and intangible assets. The impairment of a significant portion of these assets would negatively affect our business, financial condition and results of operations.
As of December 31, 2020, our balance sheet includes goodwill and intangible assets that amount to R$714 million. These assets consist primarily of identified goodwill and intangible assets associated with our acquisitions. We also expect to engage in additional acquisitions, which may result in our recognition of additional goodwill and intangible assets. Under current accounting standards, we are required to amortize certain intangible assets over the useful life of the asset, while certain other intangible assets (including goodwill) are not amortized. On at least an annual basis, we assess whether there have been impairments in the carrying value of certain intangible assets and goodwill. If the carrying value of the asset is determined to be impaired, then it is written down to fair value by a charge to operating earnings. An impairment of a significant portion of goodwill and intangible assets could have a material adverse effect on our business, financial condition and results of operations.
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
The Brazilian federal government frequently exercises significant influence over the Brazilian economy and occasionally makes significant changes in policy and regulations. The Brazilian government’s actions to control inflation and other policies and regulations have often involved, among other measures, increases or decreases in interest rates, changes in fiscal policies, wage and price controls, foreign exchange rate controls, blocking access to bank accounts, currency devaluations, capital controls and import and export restrictions. We have no control over and cannot predict what measures or policies the Brazilian government may take in the future. We and the market price of our Class A common shares may be harmed by changes in Brazilian government policies, as well as general economic factors, including, without limitation:
•growth or downturn of the Brazilian economy;
•interest rates and monetary policies;
•exchange rates and currency fluctuations;
•inflation;

•liquidity of the domestic capital and lending markets;
•import and export controls;
•exchange controls and restrictions on remittances abroad and payments of dividends;
•modifications to laws and regulations according to political, social and economic interests;
•fiscal policy, monetary policy and changes in tax laws;
•economic, political and social instability, including general strikes and mass demonstrations;
•labor and social security regulations;
•public health crises, such as the ongoing COVID-19 pandemic;
•energy and water shortages and rationing;
•commodity prices; and
•other political, diplomatic, social and economic developments in or affecting Brazil.
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
The recent economic instability in Brazil has contributed to a decline in market confidence in the Brazilian economy as well as to a deteriorating political environment. In addition, various ongoing investigations into allegations of money laundering and corruption being conducted by the Office of the Brazilian Federal Prosecutor, including the largest such investigation, known as “Operação Lava Jato,” have negatively impacted the Brazilian economy and political environment. The potential outcome of these investigations is uncertain, but they have already had an adverse impact on the image and reputation of the implicated companies, and on the general market perception of the Brazilian economy. We cannot predict whether the ongoing investigations will result in further political and economic instability, or if new allegations against government officials and/or executives of private companies will arise in the future or will result in additional investigations.
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

According to the National Consumer Price Index (Índice Nacional de Preços ao Consumidor Amplo, or IPCA), which is published by the Brazilian Institute for Geography and Statistics (Instituto Brasileiro de Geografia e Estatística, or IBGE), Brazilian inflation rates were 4.3%, 3.7% and 2.9% as of December 31, 2019, 2018 and 2017, respectively. Brazil may experience high levels of inflation in the future and inflationary pressures may lead to the Brazilian government intervening in the economy and introducing policies that could harm our business and the trading price of our Class A common shares. In the past, the Brazilian government’s interventions included the maintenance of a restrictive monetary policy with high interest rates that restricted credit availability and reduced economic growth, causing volatility in interest rates. For example, the official interest rate in Brazil decreased from 14.25% as of December 31, 2015 to 4.50% as of December 31, 2018, as established by the COPOM. On February 7, 2018, the COPOM reduced the SELIC rate to 6.75% and further reduced the SELIC rate to 6.50% on March 21, 2018. The COPOM reconfirmed the SELIC rate of 6.50% on May 16, 2018 and subsequently on June 20, 2018. As of December 31, 2018, the SELIC rate was 6.50%. The COPOM reconfirmed the SELIC rate of 6.50% on February 6, 2019, but reduced the SELIC rate to 6.00% on August 1, 2019 and further reduced the rate to 4.50% on December 12, 2019. On February 5, 2020, the COPOM reduced the SELIC rate to 4.25% and further reduced the rate to 3.75% on March 18, 2020, to 3.00% on June 5, 2020, to 2.25% on June 17, 2020 and to 2.00% on August 5, 2020. On March 17, 2021, the Monetary Policy Committee raised the SELIC rate to 2.75%. As of April 28, 2021, the SELIC rate was 2.75%. Conversely, more lenient government and Central Bank policies and interest rate decreases have triggered and may continue to trigger increases in inflation, and, consequently, growth volatility and the need for sudden and significant interest rate increases, which could negatively affect us and increase our indebtedness.
Exchange rate instability may have adverse effects on the Brazilian economy, us and the price of our Class A common shares.
The Brazilian currency has been historically volatile and has been devalued frequently over the past three decades. Throughout this period, the Brazilian government has implemented various economic plans and used various exchange rate policies, including sudden devaluations, periodic mini-devaluations (during which the frequency of adjustments has ranged from daily to monthly), exchange controls, dual exchange rate markets and a floating exchange rate system. Although long-term depreciation of the real is generally linked to the rate of inflation in Brazil, depreciation of the real occurring over shorter periods of time has resulted in significant variations in the exchange rate between the real, the U.S. dollar and other currencies. The real depreciated against the U.S. dollar by 32.0% at year-end 2015 as compared to year-end 2014, and by 11.8% at year-end 2014 as compared to year-end 2013. The real/U.S. dollar exchange rate reported by the Central Bank was R$3.905 per U.S. dollar on December 31, 2015 and R$3.259 per U.S. dollar on December 31, 2016, which reflected a 16.5% appreciation in the real against the U.S. dollar during 2016. The real/U.S. dollar exchange rate reported by the Central Bank was R$3.31 per U.S. dollar on December 31, 2017, which reflected a 1.5% depreciation in the real against the U.S. dollar during 2017. The real/U.S. dollar exchange rate reported by the Central Bank was R$3.874 per US$1.00 on December 31, 2018, which reflected a 17.1% depreciation in the real against the U.S. dollar during 2018. The real/U.S. dollar exchange rate reported by the Central Bank was R$4.031 per US$1.00 on December 31, 2019, which reflected a 4.0% depreciation in the real against the U.S. dollar during 2019. The real/U.S. dollar exchange rate reported by the Central Bank was R$5.196 per US$1.00 on December 31, 2020, which reflected a 28.9% depreciation in the real against the U.S. dollar during 2020. As of April 28, 2021, the exchange rate for the purchase of U.S. dollars as reported by the Central Bank was R$5.401 per US$1.00.
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
The market for securities offered by companies with significant operations in Brazil is influenced by political, economic and market conditions in Brazil and, to varying degrees, market conditions in other Latin American and emerging markets, as well as the United States, Europe and other countries. To the extent the conditions of the global markets or economy deteriorate, the business of companies with significant operations in Brazil may be harmed. The weakness in the global economy has been marked by, among other adverse factors, lower levels of consumer and corporate confidence, decreased business investment and consumer spending, increased unemployment, reduced income and asset values in many areas, reduction of China’s growth rate, currency volatility and limited availability of credit and access to capital, in addition to significant uncertainty results from the current COVID-19 pandemic. Developments or economic conditions in other countries may significantly affect the availability of credit to companies with significant operations in Brazil and result in considerable outflows of funds from Brazil, decreasing the amount of foreign investments in Brazil.
Crises and political instability in other emerging market countries, the United States, Europe or other countries could decrease investor demand for securities offered by companies with significant operations in Brazil, such as our Class A common shares. Investor sentiment in one country may cause capital markets in other countries to fluctuate, affecting the value of our Class A common shares, even if indirectly. The economic, political and social instability in the United States, the trade war between the United States and China, crises in Europe and other countries and global tensions, as well as economic or political crises and social unrest in Latin America or other emerging markets, including as a result of the COVID-19 pandemic, can significantly affect the perception of the risks inherent in investment in Brazil.
On November 7, 2020, Joseph Biden won the presidential election in the United States and assumed office as the 46th President of the United States on January 20, 2021. The U.S. president has considerable influence, which may materially and adversely global economy and political stability. We cannot ensure that the Biden administration will adopt policies designed to promote macroeconomic stability, fiscal discipline, as well as domestic and foreign investment, which may materially and adversely impact the trading price of securities of Brazilian issuers, including our common shares. Growing economic uncertainty and news of a potentially recessive economy in the United States may also create uncertainty in the Brazilian economy. In addition, on June 2016, the United Kingdom held a referendum in which the majority voted for the United Kingdom to leave the European Union (so called “Brexit”), and the British government will continue to negotiate the terms of its withdrawal. Brexit officially occurred on January 31, 2020 and has created significant economic uncertainty in the United Kingdom and in Europe, the Middle East, and Asia. The terms of Brexit, once negotiated, could potentially disrupt the markets we serve and the tax jurisdictions in which we operate and adversely change tax benefits or liabilities in these or other jurisdictions, and may cause us to lose investors, investment opportunities and employees. In addition, Brexit could lead to legal uncertainty and potentially divergent national laws and regulations as the United Kingdom determines which EU laws to replace or replicate. These developments, as well as potential crises and other forms of political instability or any other as of yet unforeseen development, may harm our business and the price of our Class A common shares.

The COVID-19 pandemic has had, and is expected to continue to have, a negative impact on global, regional and national economies, and we would be materially adversely affected by a protracted economic downturn.
The COVID-19 pandemic has had, and is expected to continue to have, a negative impact on global, regional and national economies and to disrupt supply chains and otherwise reduce international trade and business activity,and also result in an increase of unemployment rates in Brazil, which may decrease the flow of money into investments and increase withdrawal of funds from investment and other financial products, negatively impacting our business. Reflecting this, the COVID-19 pandemic caused levels of equity and other financial markets to decline sharply and to become more volatile since February 2020, and such effects may continue or worsen in the future. This may in turn lead to changes in fair value of assets and liabilities that are recognized in our income statement. The economic slowdown and market downturn could also negatively impact specific portfolios through negative ratings migration and higher than expected losses, potentially leading clients to redirect investments away from us and to more traditional financial institutions, as well as reduced management fees from our asset management businesses, which are required to meet certain criteria to earn performance fees.
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
We may be harmed by investors’ perceptions of risks related to Brazil’s sovereign debt credit rating. Rating agencies regularly evaluate Brazil and its sovereign credit ratings, which are based on a number of factors including macroeconomic trends, fiscal and budgetary conditions, indebtedness metrics and the perspective of changes in any of these factors.
The rating agencies began to review Brazil’s sovereign credit rating in September 2015. Subsequently, the three major rating agencies downgraded Brazil’s investment-grade status:
•In 2015, Standard & Poor’s initially downgraded Brazil’s credit rating from BBB-negative to BB-positive and subsequently downgraded it again from BB-positive to BB, maintaining its negative outlook, citing a worse credit situation since the first downgrade. On January 11, 2018, Standard & Poor’s further downgraded Brazil’s credit rating from BB to BB-negative, and on December 11, 2019, the agency affirmed the rating at BB-negative and revised the outlook on Brazil to positive. In the last update, on April 7, 2020, the rating was reaffirmed as BB-negative with stable outlook, reflecting uncertainties stemming from the coronavirus pandemic, along with how extraordinary government spending will adversely affect the fiscal performance in 2020.
•In December 2015, Moody’s placed Brazil’s Baa3’s issue and bond ratings under review for downgrade and subsequently downgraded the issue and bond ratings to below investment grade, at Ba2 with a negative outlook, citing the prospect of a further deterioration in Brazil’s debt indicators, taking into account the low growth environment and the challenging political scenario. On April 9, 2018, Moody’s revised the outlook to stable, reaffirming the Ba2 rating.
•Fitch downgraded Brazil’s sovereign credit rating to BB-positive with a negative outlook, citing the rapid expansion of the country’s budget deficit and the worse-than-expected recession. In February 2018, Fitch downgraded Brazil’s sovereign credit rating again to BB-negative, citing, among other reasons, fiscal deficits, the increasing burden of public debt and an inability to implement reforms that would structurally improve Brazil’s public finances.
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

Certain Risks Relating to Our Class A Common Shares
An active trading market for our common shares may not be sustainable. If an active trading market is not maintained, investors may not be able to resell their shares at or above offering price and our ability to raise capital in the future may be impaired.
Although our Class A common shares are listed and traded on Nasdaq, an active trading market for our shares may not be maintained. If an active market for our Class A common shares is not maintained, it may be difficult for you to sell shares you have purchased without depressing the market price for the shares or at all. An active trading market may also impair our ability to raise capital to acquire other companies or technologies by using our shares as consideration.
XP Controle owns 66.9% of our outstanding Class B common shares, which represents approximately 55.4% of the voting power of our issued share capital, and, subject to the provisions of the Shareholders’ Agreement, controls all matters requiring shareholder approval. This concentration of ownership and voting power limits your ability to influence corporate matters.
As of December 31, 2020, XP Controle controlled our company and did not hold any of our Class A common shares, but beneficially owned 21.7% of our issued share capital through its beneficial ownership of 66.9% of our outstanding Class B common shares, respectively, and consequently, 55.4% of the combined voting power of our issued share capital. Our Class B common shares are entitled to 10 votes per share and our Class A common shares are entitled to one vote per share. Our Class B common shares are convertible into an equivalent number of Class A common shares. As a result, XP Controle, subject to the provisions of the Shareholders’ Agreement, controls the outcome of all decisions at our shareholders’ meetings, and is able to elect a majority of the members of our board of directors. XP Controle is also able to direct our actions in areas such as business strategy, financing, distributions, acquisitions and dispositions of assets or businesses. For example, XP Controle may cause us to make acquisitions that increase the amount of our indebtedness or outstanding Class A common shares, sell revenue-generating assets or inhibit change of control transactions that may benefit other shareholders. The decisions of XP Controle on these matters may be contrary to your expectations or preferences, and they may take actions that could be contrary to your interests. They are, subject to the provisions of the Shareholders’ Agreement, able to prevent any other shareholders, including you, from blocking these actions.
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
Under our Memorandum and Articles of Association and the Shareholders’ Agreement, the holders of our Class B common shares, XP Controle, Itaú and GA Bermuda, are entitled to preemptive rights to purchase additional common shares in the event that there is an increase in our share capital and additional common shares are issued, upon the same economic terms and at the same price, in order to maintain their proportional ownership interests, which are approximately 21.7%, 41.0% and 10.8% of our outstanding shares, respectively. The exercise by holders of our Class B common shares of their preemptive rights may impair our ability to raise funds, or adversely affect the terms on which we are able to raise funds, as we may not be able to offer to new investors the quantity of our shares that they may desire to purchase. For more information, see “Item 10. Additional information—B. Memorandum and articles of association—Preemptive or similar rights.”
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
As of December 31, 2020, we had outstanding 377,764,985 Class A common shares and 181,293,980 Class B common shares. Subject to the lock-up agreements described below, the Class A common shares sold in our public offering are freely tradable without restriction or further registration under the Securities Act by persons other than our affiliates within the meaning of Rule 144 of the Securities Act.

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
Sales of substantial amounts of our Class A common shares in the public market, or the perception that these sales may occur, could cause the market price of our Class A common shares to decline. This could also impair our ability to raise additional capital through the sale of our equity securities. Under our Articles of Association, we are authorized to issue up to 5,500,000,000 shares, of which 559,058,965 common shares are outstanding. We cannot predict the size of future issuances of our shares or the effect, if any, that future sales and issuances of shares would have on the market price of our Class A common shares.
Our Memorandum and Articles of Association and the Shareholders’ Agreement contain anti-takeover provisions that may discourage a third party from acquiring us and adversely affect the rights of holders of our Class A common shares.
Our Memorandum and Articles of Association, and the Shareholders’ Agreement contain, certain provisions that could limit the ability of others to acquire our control, including a provision that grants authority to our board of directors to establish and issue from time to time one or more series of preferred shares and to determine, with respect to any series of preferred shares, the terms and rights of that series. These provisions could have the effect of depriving our shareholders of the opportunity to sell their shares at a premium over the prevailing market price by discouraging third parties from seeking to obtain our control in a tender offer or similar transactions.
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
The declaration, payment and amount of any future dividends will be made at the discretion of our board of directors and will depend upon, among other things, the results of operations, cash flows and financial condition, operating and capital requirements, and other factors as our board of directors considers relevant. In addition, our holding company structure makes us dependent on the operations of our subsidiaries. See “—Certain risks relating to our business and industry—Our holding company structure makes us dependent on the operations of our subsidiaries.” There is no assurance that future dividends will be paid, and if dividends are paid, there is no assurance with respect to the amount of any such dividend. See “Item 8. Financial Information—A. Consolidated statements and other financial information—Dividends and dividend policy” and “Item 10. Additional information—B. Memorandum and articles of association—Dividends and capitalization of profits.”

Our dual class capital structure means our shares are not included in certain indices. We cannot predict the impact this may have on the trading price of our Class A common shares.
In 2017, FTSE Russell, S&P Dow Jones and MSCI announced changes to their eligibility criteria for inclusion of shares of public companies on certain indices to exclude companies with multiple classes of shares of common stock, such as ours, from being added to such indices. FTSE Russell announced plans to require new constituents of its indices to have at least five percent of their voting rights in the hands of public stockholders, whereas S&P Dow Jones announced that companies with multiple share classes, such as ours, will not be eligible for inclusion in the S&P 500, S&P MidCap 400 and S&P SmallCap 600, which together make up the S&P Composite 1500. MSCI also opened public consultations on their treatment of no-vote and multi-class structures and temporarily barred new multi-class listings from its ACWI Investable Market Index and U.S. Investable Market 2500 Index; however, in October 2018, MSCI announced its decision to include equity securities “with unequal voting structures” in its indices and to launch a new index that specifically includes voting rights in its eligibility criteria. We cannot assure you that other stock indices will not take a similar approach to FTSE Russell, S&P Dow Jones and MSCI in the future. Under the announced policies, our dual class capital structure is not eligible for inclusion in any of these indices and, as a result, mutual funds, exchange-traded funds and other investment vehicles that attempt to passively track these indices will not invest in our stock. It continues to be somewhat unclear what effect, if any, these policies will have on the valuations of publicly traded companies excluded from the indices, but in certain situations they may depress these valuations compared to those of other similar companies that are included. Exclusion from indices could make our Class A common shares less attractive to investors and, as a result, the market price of our Class A common shares could be adversely affected.
The dual class structure of our common shares has the effect of concentrating voting control with XP Controle, our controlling shareholder; this will limit or preclude your ability to influence corporate matters.
Each Class A common share entitles its holder to one vote per share and each Class B common share entitles its holder to ten votes per share, so long as the total number of votes of the issued and outstanding Class B common shares represents at least 10% of the voting shares rights of the Company. As of December 31, 2020 the beneficial owners of our Class B common shares consisted of XP Controle, Itaú and GA Bermuda, with XP Controle holding 63.4% of the Class B common shares. Due to the ten-to-one voting ratio between our Class B and Class A common shares, our controlling shareholder, XP Controle, controls a majority of the combined voting power of our common shares and therefore is able to, subject to the provisions of the Shareholders’ Agreement, elect a majority of the members of our board of directors, so long as the total number of the issued and outstanding Class B common shares is at least 10% of the voting shares rights of the Company.
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
As a foreign private issuer, we are subject to different disclosure and other requirements than domestic U.S. registrants. For example, as a foreign private issuer, in the United States, we are not subject to the same disclosure requirements as a domestic U.S. registrant under the Exchange Act, including the requirements to prepare and issue quarterly reports on Form 10-Q or to file current reports on Form 8-K upon the occurrence of specified significant events, the proxy rules applicable to domestic U.S. registrants under Section 14 of the Exchange Act or the insider reporting and short-swing profit rules applicable to domestic U.S. registrants under Section 16 of the Exchange Act. In addition, we rely on exemptions from certain U.S. rules which permit us to follow Cayman Islands legal requirements rather than certain of the requirements that are applicable to U.S. domestic registrants.
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

Furthermore, foreign private issuers are required to file their annual report on Form 20-F within 120 days after the end of each fiscal year, while U.S. domestic issuers that are large accelerated filers are required to file their annual report on Form 10-K within 60 days after the end of each fiscal year. Foreign private issuers are also exempt from Regulation Fair Disclosure, aimed at preventing issuers from making selective disclosures of material information, although we are subject to Cayman Islands laws and regulations having, in some respects, a similar effect as Regulation Fair Disclosure. As a result of the above, even though we are required to file reports on Form 6-K disclosing the limited information which we have made or are required to make public pursuant to Cayman Islands law, or are required to distribute to shareholders generally, and that is material to us, you may not receive information of the same type or amount that is required to be disclosed to shareholders of a U.S. company.
We are a “controlled company” within the meaning of the rules of the Nasdaq corporate governance rules and, as a result, qualify for, and rely on, exemptions from certain corporate governance requirements. You will not have the same protections afforded to shareholders of companies that are subject to such requirements.
XP Controle beneficially owns 66.9% of our Class B common shares, representing 55.4% of the voting power of our outstanding share capital. As a result, we are a “controlled company” within the meaning of the corporate governance standards of the Nasdaq corporate governance rules. Under these rules, a company of which more than 50% of the voting power in the election of directors is held by an individual, group or another company is a “controlled company” and may elect not to comply with certain corporate governance requirements. For example, controlled companies, within one year of the date of the listing of their common shares:
•are not required to have a board that is composed of a majority of “independent directors,” as defined under the rules of such exchange;
•are not required to have a compensation committee that is composed entirely of independent directors; and
•are not required to have a nominating and corporate governance committee that is composed entirely of independent directors.
We currently rely on these exemptions. As a result, the majority of the directors on our board are not independent. In addition, none of the committees of our board consist entirely of independent directors. Accordingly, you will not have the same protections afforded to shareholders of companies that are subject to all of the corporate governance requirements of Nasdaq.
As a foreign private issuer, we rely on exemptions from certain Nasdaq corporate governance standards applicable to U.S. issuers, including the requirement that a majority of an issuer’s directors consist of independent directors. This may afford less protection to holders of our Class A common shares.
Section 5605 of the Nasdaq equity rules requires listed companies to have, among other things, a majority of their board members be independent, and to have independent director oversight of executive compensation, nomination of directors and corporate governance matters. As a foreign private issuer, however, we are permitted to follow, and we do follow home country practice in lieu of the above requirements. See “Item 10. Additional Information—B. Memorandum and articles of association—Principal Differences between Cayman Islands and U.S. Corporate Law.”
We may lose our foreign private issuer status, which would then require us to comply with the Exchange Act’s domestic reporting regime and cause us to incur significant legal, accounting and other expenses.
In order to maintain our current status as a foreign private issuer, either (a) more than 50% of our Class A common shares must be either directly or indirectly owned of record by non-residents of the United States or (b)(i) a majority of our executive officers or directors may not be U.S. citizens or residents; (ii) more than 50% of our assets cannot be located in the United States; and (iii) our business must be administered principally outside the United States. If we lose this status, we would be required to comply with the Exchange Act reporting and other requirements applicable to U.S. domestic issuers, which are more detailed and extensive than the requirements for foreign private issuers. We may also be required to make changes in our corporate governance practices in accordance with various SEC and Nasdaq rules. The regulatory and compliance costs to us under U.S. securities laws if we are required to comply with the reporting requirements applicable to a U.S. domestic issuer may be significantly higher than the costs we will incur as a foreign private issuer.

Our shareholders may face difficulties in protecting their interests because we are a Cayman Islands exempted company.
Our corporate affairs are governed by our Memorandum and Articles of Association, by the Companies Law (as amended) of the Cayman Islands, or the Companies Law, and the common law of the Cayman Islands. The rights of shareholders to take action against our directors, actions by minority shareholders and the fiduciary responsibilities of our directors to us under Cayman Islands law are to a large extent governed by the common law of the Cayman Islands. The common law of the Cayman Islands is derived in part from comparatively limited judicial precedent in the Cayman Islands as well as that from English common law, which has persuasive, not binding, authority on a court in the Cayman Islands. The rights of our shareholders and the fiduciary responsibilities of our directors under Cayman Islands law are not as clearly established as they would be under statutes or judicial precedent in some jurisdictions in the United States. In particular, the Cayman Islands has a less exhaustive body of securities laws than the United States. In addition, some U.S. states, such as Delaware, have more fulsome and judicially interpreted bodies of corporate law than the Cayman Islands.
While Cayman Islands law allows a dissenting shareholder to express the shareholder’s view that a court-sanctioned reorganization of a Cayman Islands company would not provide fair value for the shareholder’s shares, Cayman Islands statutory law does not specifically provide for shareholder appraisal rights in connection with a court sanctioned reorganization (by way of a scheme of arrangement). This may make it more difficult for you to assess the value of any consideration you may receive in a merger or consolidation (by way of a scheme of arrangement) or to require that the acquirer gives you additional consideration if you believe the consideration offered is insufficient. However, Cayman Islands statutory law provides a mechanism for a dissenting shareholder in a merger or consolidation to apply to the Grand Court of the Cayman Islands for a determination of the fair value of the dissenter’s shares if it is not possible for the company and the dissenter to agree on a fair price within the time limits prescribed.
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
Further, it is unclear if original actions predicated on civil liabilities based solely upon U.S. federal securities laws are enforceable in courts outside the United States, including in the Cayman Islands and Brazil. Courts of the Cayman Islands may not, in an original action in the Cayman Islands, recognize or enforce judgments of U.S. courts predicated upon the civil liability provisions of the securities laws of the United States or any state of the United States on the grounds that such provisions are penal in nature. Although there is no statutory enforcement in the Cayman Islands of judgments obtained in the United States, courts of the Cayman Islands will recognize and enforce a foreign judgment of a court of competent jurisdiction if such judgment is final, for a liquidated sum, provided it is not in respect of taxes or a fine or penalty, is not inconsistent with a Cayman Islands judgment in respect of the same matters, and was not obtained in a manner which is contrary to the public policy of the Cayman Islands. In addition, a Cayman Islands court may stay proceedings if concurrent proceedings are being brought elsewhere.

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
Each potential investor in our Class A common shares must therefore determine the suitability of that investment in light of its own circumstances. In particular, each potential investor should:
•have sufficient knowledge and experience to make a meaningful evaluation of our Class A common shares, the merits and risks of investing in our Class A common shares and the information contained in this annual report;
•have access to, and knowledge of, appropriate analytical tools to evaluate, in the context of its particular financial situation, an investment in our Class A common shares and the impact our Class A common shares will have on its overall investment portfolio;
•have sufficient financial resources and liquidity to bear all of the risks of an investment in our Class A common shares;
•understand thoroughly the terms of our Class A common shares and be familiar with the behavior of any relevant indices and financial markets; and
•be able to evaluate (either alone or with the help of a financial adviser) possible scenarios for economic, interest rate and other factors that may affect its investment and its ability to bear the applicable risks.
There can be no assurance that we will not be a passive foreign investment company for any taxable year, which could subject United States investors in our Class A common shares to significant adverse U.S. federal income tax consequences.
Under the Internal Revenue Code of 1986, as amended, or the Code, we will be a passive foreign investment company, or PFIC, for any taxable year in which, after the application of certain look-through rules with respect to subsidiaries, either (1) 75% or more of our gross income consists of “passive income”; or (2) 50% or more of the average quarterly value of our assets consists of assets that produce, or are held for the production of, “passive income.” Passive income generally includes dividends, interest, certain non-active rents and royalties, and capital gains. Based on our operations, income, assets and certain estimates and projections, including as to the relative values of our assets, including goodwill, which is based on the market price of our Class A common shares, we do not believe we were a PFIC for our 2020 taxable year. However, there can be no assurance that the Internal Revenue Service, or the IRS, will agree with our conclusion. In addition, whether we will be a PFIC in 2021 or in any future year is uncertain because, among other things, (1) we hold and expect to continue to hold a substantial amount of cash which is categorized as a passive asset; and (2) our PFIC status for any taxable year will depend on the composition of our income and assets and the value of our assets from time to time (which may be determined, in part, by reference to the market price of our Class A common shares, which could be volatile). Accordingly, there can be no assurance that we will not be a PFIC for any taxable year.

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
ITEM 4. INFORMATION ON THE COMPANY
A.    History and Development of the Company
We are a Cayman Islands exempted company incorporated with limited liability on August 29, 2019 for purposes of effectuating our initial public offering. At the time of our incorporation, XP Controle, Itaú Unibanco S.A. (the predecessor-in-interest to ITB Holding Brasil Participações Ltda.), G.A. Brasil IV Fundo de Investimento em Participações (the predecessor-in-interest to GA Bermuda) and DYNA III held 2,036,988,542 shares (prior to giving effect to the Share Split) of XP Investimentos S.A., or XP Brazil, which are all of the shares of XP Brazil, our Brazilian principal non-operating holding company.
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
On July 1, 2020, we closed a public offering of 22,465,733 Class A common shares offered by General Atlantic (XP) Bermuda, L.P. and XP Controle Participações S.A. as selling shareholders, at a public offering price of US$42.50 per share, including the full exercise of the underwriters’ option to purchase an additional 2,930,313 Class A common shares from the selling shareholders.
On December 7, 2020, we closed a public offering of 31,654,894 Class A common shares, 7,130,435 of which were issued and sold by us and 24,524,459 of which were sold by ITB Holding Brasil Participações Ltda., or ITB Holding, at a public offering price of US$39.00 per share, including the full exercise of the underwriters’ option to purchase an additional 4,135,122 Class A common shares from ITB Holding.
We have a total of 559,058,965 common shares issued and outstanding, 181,293,980 of these shares are Class B common shares beneficially owned by XP Controle, Itaú and GA Bermuda, and 377,764,985 of these shares are Class A common shares beneficially owned by Itaú, GA Bermuda, DYNA III and by other investors.
Our group is currently composed of 33 entities, including XP Inc. and our 32 subsidiaries, 24 of which are incorporated in Brazil and eight of which are incorporated in other countries. In addition, we own 49.9%, 49% and 20% interests in the share capital of Wealth High Governance Holding de Participações S.A., DuAgro and O Primo Rico, respectively, which are incorporated in Brazil. Our material operating subsidiaries are:

XP Investimentos Corretora de Câmbio, Títulos e Valores Mobiliários S.A., or XP CCTVM
XP CCTVM is a Brazilian broker-dealer entity and the core entity of the group, with the highest concentration of the group’s employees. All retail clients of XP Investimentos (including XP Direct and through our IFA network), Clear and Rico brands onboard and access all the products in our investment platform through XP CCTVM. In addition, it provides brokerage and issuer services to institutional and corporate clients. XP CCTVM had assets of R$5,336 million (representing 44.3% of our combined assets) as of December 31, 2017, R$14,050 million (representing 73.5% of our combined assets) as of December 31, 2018, R$29,316 million (representing 60.9% of our combined assets) as of December 31, 2019 and R$54,635 million (representing 53.5% of our combined assets) as of December 31, 2020. XP CCTVM recorded total revenue and income of R$1,380 million during 2017 (representing 72.4% of our consolidated total revenue and income), R$1,967 million during 2018 (representing 66.5% of our consolidated total revenue and income), R$3,322 million during 2019 (representing 74.3% of our consolidated total revenue and income) and R$5,286 million during 2020 (representing 65.5% of our consolidated total revenue and income).
XP Gestão de Recursos Ltda., or XP Gestão
XP Gestão, founded in 2005, was the first asset management firm within the group. It manages mutual funds focused on stocks and macro strategies, which are distributed to our retail clients via XP CCTVM and to institutional clients. XP Gestão had assets of R$75 million (representing 0.6% of our combined assets) as of December 31, 2017 and R$105 million (representing 0.5% of our combined assets) as of December 31, 2018, R$146 million (representing 0.3% of our combined assets) as of December 31, 2019 and R$86 million (representing 0.08% of our combined assets) as of December 31, 2020. XP Gestão recorded total revenue and income of R$70 million during 2017 (representing 3.7% of our consolidated total revenue and income), R$71 million during 2018 (representing 2.4% of our consolidated total revenue and income), R$175 million during 2019 (representing 3.9% of our consolidated total revenue and income) and R$122 million during 2020 (representing 1.5% of our consolidated total revenue and income).
XP Advisory Gestão de Recursos Ltda., or XP Advisory
XP Advisory is a Brazilian asset management firm focused on single client mandates, including managing exclusive funds and managed portfolios for our high-net-worth retail clients via XP CCTVM and managing proprietary treasury funds that constitute part of our Adjusted Gross Financial Assets. XP Advisory had assets of R$8 million (representing 0.1% of our combined assets) as of December 31, 2017, R$19 million (representing 0.1% of our combined assets) as of December 31, 2018, R$18 million (representing 0.04% of our combined assets) as of December 31, 2019 and R$36 million (representing 0.04% of our combined assets) as of December 31, 2020. XP Advisory recorded total revenue and income of R$11 million during 2017 (representing 0.6% of our consolidated total revenue and income), R$21 million during 2018 (representing 0.7% of our consolidated total revenue and income), R$35 million during 2019 (representing 0.8% of our consolidated total revenue and income) and R$62 million during 2020 (representing 0.8% of our consolidated total revenue and income).

XP Vista Asset Management Ltda., or XP Vista
XP Vista, acquired in 2018, is a Brazilian asset management firm focused on managing passive mutual funds that track market indexes, and mutual and investment funds focused on fixed income, credit, real estate, infrastructure and other alternative strategies, which are distributed to our retail clients (via XP CCTVM) and institutional clients. XP Vista had assets of R$12 million (representing 0.1% of our combined assets) as of December 31, 2018, R$41 million (representing 0.1% of our combined assets) as of December 31, 2019 and R$87 million (representing 0.1% of our combined assets) as of December 31, 2020. XP Vista recorded total revenue and income of R$20 million during 2018 (representing 0.7% of our consolidated total revenue and income) and R$93 million during 2019 (representing 2.1% of our consolidated total revenue and income) and R$147 million during 2020 (representing 1.8% of our consolidated total revenue and income).

XP Corretora de Seguros Ltda., or XP Seguros
XP Seguros, founded in 2008, is a Brazilian insurance broker focused on providing pension plans, both from our insurance company and from third-party insurance companies, and life insurance products from third-party insurance companies. XP Seguros provides such products to our retail clients through our platform. XP Seguros had assets of R$20 million (representing 0.2% of our combined assets) as of December 31, 2017, R$48 million (representing 0.2% of our combined assets) as of December 31, 2018, R$127 million (representing 0.3% of our combined assets) as of December 31, 2019 and R$92 million (representing 0.09% of our combined assets) as of December 31, 2020. XP Seguros recorded total revenue and income of R$27 million during 2017 (representing 1.4% of our consolidated total revenue and income), R$61 million during 2018 (representing 2.1% of our consolidated total revenue and income), R$130 million during 2019 (representing 2.9% of our consolidated total revenue and income) and R$125 million during 2020 (representing 1.5% of our consolidated total revenue and income).
XP Investments US, LLC, or XP Investments
XP Investments, founded in 2010, is a broker-dealer registered with the SEC and FINRA, as well as an interdealer broker member with the NFA. With offices in New York and Miami, its key businesses include providing securities brokerage services for institutional and retail investors (most of which are Brazilian) and interdealer brokerage services for institutional traders. XP Investments had assets of R$152 million (representing 1.3% of our combined assets) as of December 31, 2017, R$253 million (representing 1.3% of our combined assets) as of December 31, 2018, R$407 million (representing 0.8% of our combined assets) as of December 31, 2019 and R$617 million (representing 0.6% of our combined assets) as of December 31, 2020. XP Investments recorded total revenue and income of R$132 million during 2017 (representing 6.9% of our consolidated total revenue and income), R$206 million during 2018 (representing 7.0% of our consolidated total revenue and income), R$302 million during 2019 (representing 6.7% of our consolidated total revenue and income) and R$379 million during 2020 (representing 4.7% of our consolidated total revenue and income).
XPE Infomoney Educação Assessoria Empresarial e Participações Ltda., or XP Educação
XP Educação, founded in 2003, focuses on our digital content services, including developing and selling financial education courses and events online and in person to retail clients. XP Educação had assets of R$10 million (representing 0.1% of our combined assets) as of December 31, 2017 and R$40 million (representing 0.2% of our combined assets) as of December 31, 2018, R$117 million (representing 0.2% of our combined assets) as of December 31, 2019 and R$65 million (representing 0.06% of our combined assets) as of December 31, 2020. XP Educação recorded total revenue and income of R$10 million during 2017 (representing 0.5% of our consolidated total revenue and income), R$57 million during 2018 (representing 1.9% of our consolidated total revenue and income), R$112 million during 2019 (representing 2.5% of our consolidated total revenue and income) and R$93 million during 2020 (representing 1.2% of our consolidated total revenue and income).
XP VP
XP VP was founded in 2017 as a life insurance and private pension plans provider in Brazil. On September 5, 2018, the SUSEP granted it the authorization to operate as an insurance company in Brazil, and it became operational in April 2019. XP VP had assets of R$3,856 million (representing 8% of our combined assets) as of December 31, 2019 and R$13,491 million (representing 13.2% of our combined assets) as of December 31, 2020. XP VP recorded total revenue and income of R$2 million during 2019 (representing 0.05% of our consolidated total revenue and income) and R$23 million during 2020 (representing 0.3% of our consolidated total revenue and income).
Banco XP S.A.
Banco XP was founded in 2019 as a financial institution in Brazil. On October 11, 2019, the Central Bank authorized Banco XP to operate as a multi-purpose bank, with both commercial and investment banking activities, as well as to carry out transactions in the foreign exchange market. Banco XP had assets of R$134 million (representing 0.3% of our combined assets) as of December 31, 2019 and R$12,715 million (representing 12.4% of our combined assets) as of December 31, 2020. Banco XP recorded total revenue and income of R$18 million during 2020 (representing 0.2% of our consolidated total revenue and income).

Acquisitions and New Lines of Business
Riza M&A
On December 23, 2020, we entered into an agreement for the acquisition of Riza Capital or Riza M&A, an independent financial advisory company. Riza has one of the most seasoned and respected teams in the segment, with experience in important financial institutions and active participation in some of the most relevant M&A transactions over the last decades. Riza’s partners, among them Marco Gonçalves and André Quaresma, joined our M&A team, enhancing our capabilities to better serve our corporate clients. We believe this acquisition will reinforce our capital markets strategy. This transaction is expected to be closed by the end of June 2021.
WHG – Wealth Management Partnership
On September 8, 2020, we entered into an agreement with Wealth High Governance, or WHG , a wealth management partnership with a group of experienced private bankers that are former executives of Credit Suisse Hedging-Griffo. We hold a 49.9% minority stake in the total share capital of WHG, which will complement our existing offering to ultra-high-net-worth individuals. Private banking is one of the key markets our management has targeted for further expansion by leveraging our continuous improvement of our products platform and best-in-class customer service.
XP VISA Infinite Credit Card
On July 20, 2020, we announced the start of the pilot phase of our credit card scheme, pursuant to which we will issue credit cards under the Visa banner. We launched our credit card scheme in the second half of 2020 for certain of our clients and employees and officially launched it for the market in March 2021. The main benefit and differential of the credit card is the “Investback” feature, whereby card holders receive back part of the money they spend using the credit card as an investment in a fund created exclusively for that purpose.
In connection with the XP Visa Infinite Credit Card project, on March 4, 2020, XP Brazil entered into an agreement with Visa as its issuing brand of debit and credit cards. The initiative marks our entrance in the card segment in Brazil and it is aligned with the strategy on creating a full-service platform by adding new financial products to benefit our clients. Since 2019, we established a squad focused on the product design, which is now working closely with Visa to bring a differentiated offer to our customers, that will enjoy Visa’s large number of services and other new and revolutionary benefits to be launched with the “XP Visa Infinite Card.”
Antecipa Acquisition
On June 29, 2020, we entered into an agreement for the acquisition of 100% of the share capital of Antecipa, a digital platform for the financing of receivables with the objective of offering an efficient alternative for companies in Brazil to optimize cash flow management. This transaction will enhance our presence in the Small to Medium Enterprise (SME) and corporate segments in Brazil. The acquisition value of Antecipa is not material based on the financial statements of the company taken as a whole. This transaction was approved by the Central Bank and completed on September 24, 2020.
DuAgro Joint Venture
On June 23, 2020, we acquired a 49% interest in the share capital of DuAgro, a joint venture with VERT, the largest Brazilian securitization company focused on agribusiness. DuAgro is our first initiative in the agribusiness sector and aims at accelerating the access of rural producers to credit lines through the capital markets. Through an automated process and the electronic issuance of receivables (e-CPR), DuAgro will enable agricultural input financing for small and medium producers that face credit constraints due to banking concentration and focus on large producers.
Fliper Acquisition
On June 5, 2020, we entered into an agreement, to acquire 99.99% of the share capital of Fliper, an automated investment consolidation platform that offers its users connectivity and tools to perform intuitive and intelligent financial self-management. This transaction will allow us to offer customers additional resources to manage their investments. The acquisition value of Fliper is not material based on the financial statements of the company taken as a whole. This transaction was approved by the Central Bank and completed on August 4, 2020.

DM10 Acquisition
On June 9, 2020, we entered into an agreement to acquire 100% of the share capital of DM10, a marketplace that connects hundreds of independent distributors with a curated selection of life insurance and pension plan products, adding value through technology and education. We expect this transaction to enhance our distribution network in the insurance segment. The acquisition value of DM10 is not material based on the financial statements of the company taken as a whole. This transaction was approved by the Central Bank and closed on November 6, 2020.
Private Equity Asset
On January 7, 2020, we incorporated XP PE Gestão de Recursos Ltda., our Brazilian subsidiary, to act as private equity asset management. XP PE IA is authorized by the CVM to provide securities portfolio management services. XP PE is also an ANBIMA participant.
New Equity Asset Management Subsidiary
On January 16, 2020, we incorporated XP LT Gestão de Recursos Ltda., our Brazilian subsidiary, to act as an asset management company focused in equities strategies led by a former partner of XP Gestão. As of the date of this annual report, XP LT Gestão de Recursos Ltda. is not yet operational, and will apply for the CVM authorization to provide securities portfolio management services.
Spiti
On September 2, 2019, we incorporated Spiti Análise Ltda. (formerly known as Lírios Participações Ltda.), our Brazilian subsidiary, to act as a provider of research reports to retail clients. In an effort to support our expansion strategy, Spiti increased its capital to R$5.2 million on October 10, 2019 and to R$10.2 million on March 25, 2020.
Banco XP
On October 11, 2019, the Central Bank authorized Banco XP to operate as a multi-purpose bank, with both commercial and investment banking activities, as well as to carry out transactions in the foreign exchange markets. On that same date, the share capital of Banco XP was increased from R$10 million to R$100 million. Banco XP began its operations on November 2019 on a reduced scale, offering pledged asset loans (Resgate Express and Limite Express) and foreign exchange-related services only to its employees. In January 2020, Banco XP started offering such services to XP CCTVM’s IFA network, and on February 19, 2020, to all XP CCTVM clients.In an effort to support our expansion strategy, Banco XP increased its capital to R$600 million in December 2020.
XP VP
On December 11, 2017, we incorporated XP Controle 5 Participações S.A., a life insurance and private pension plans provider in Brazil. On September 5, 2018, the SUSEP granted XP Controle 5 Participações S.A. the Portaria No. 7200 authorization to operate as an insurance company in Brazil, and XP Controle 5 Participações S.A. changed its legal name to XP Vida e Previdência S.A.. Following a transition period during which XP VP tested and integrated its systems and processes, XP VP began its operations in April 2019. In an effort to support our expansion strategy, XP VP increased its capital to R$17.5 million on September 24, 2018, to R$22.5 million on July 24, 2019, to R$27.5 million on December 30, 2019 and to R$44.5 million on April 20, 2020.
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

Brokerage Fees
On September 14, 2020, we announced the elimination of brokerage fees for online stock trades at Rico, our online-only solution for self-directed investors, and a 75% reduction in brokerage fees for online stock trades through XP Direct. Our decision to reduce online brokerage fees at Rico and XP Direct is aimed at lowering barriers for millions of Brazilians to allow them to invest in our high-quality product platform and content to support them in their long-term investment journeys. Over time, we believe that the long-term benefits to our ecosystem related to the reduction in fees will more than offset the expected short-term reduction in revenue.
Recent Developments
Appointment of New CEO of XP Inc.
On March 12, 2021, we announced that Guilherme Benchimol will take on the new role of Executive Chairman to focus his attention on developing new growth and expansion initiatives, starting on May 12, 2021. Thiago Maffra, our Chief Technology Officer, has led the digital transformation of XP and will be our Chief Executive Officer as of May 12, 2021.
Itaú Unibanco Holding S.A. Proposed Transaction
On November 3, 2020, Itaú Unibanco Holding S.A. issued a material fact announcement and subsequently filed a corresponding Form 6-K with the U.S. Securities and Exchange Commission, or the SEC, stating that it was studying the segregation of its investment in XP Inc. from the Itaú Unibanco Holding S.A. conglomerate including by transferring its shares in XP Inc. to a newly incorporated entity, or the XPart, or the “Itaú Corporate Reorganization.”
On February 1, 2021, we issued a press release stating that we entered into two agreements as consenting party with the Itaú Corporate Reorganization to allow the Company to merge XPart, so that XPart shareholders receive, as a result of the merger into the Company, Class A common shares, directly or in the form of Brazilian depositary receipts, or BDRs, and XPart will cease to exist. Furthermore, pursuant to the Itaú Corporate Reorganization, certain changes to the shareholders’ agreement entered into on November 29, 2019 among XP Controle, GA Bermuda, ITB Holding Brasil Participações Ltda., Itaú Unibanco S.A., XP, XP Brazil and the companies that we control that are incorporated in Brazil, or the “Shareholders’ Agreement,” have been agreed, including, among others: (i) the possibility of partial private sales of XP shares by IUPAR – Itaú Unibanco Participações S.A., or IUPAR, and Itaúsa – Investimentos Itaú S.A., or Itaúsa, subject to certain conditions; (ii) end of the lock-up provision for a sale by XP Controle of XP shares resulting in a change of control of XP; (iii) the possibility of transfer of XP shares by IUPAR to its shareholders Itaúsa and Companhia E. Johnston de Participações S.A., or E. Johnston, as well as from E. Johnston to its shareholders; (iv) a lock-up provision for a sale of XP shares by IUPAR and Itaúsa up to October 30, 2021; (v) changes to the tag-along provision, to provide that IUPAR and Itaúsa tag-along right will be limited solely to a sale of XP shares resulting in a change of control of XP; (vi) elimination of all the veto rights of IUPAR and Itaúsa; (vii) IUPAR and Itaúsa will have the right to jointly appoint two members to the XP board of directors and one of them will also serve as member of XP auditing committee, as long as they hold at least 5% of XP’ share capital; and (viii) inclusion of IUPAR’s and Itaúsa’s right to receive certain XP information. In addition, the Shareholders’ Agreement will expire on October 30, 2026. The foregoing changes in relation to ITB Holding Brasil Participações Ltda. and Itaú Unibanco S.A. will become effective upon implementation of the Itaú Corporate Reorganization and in relation to IUPAR and Itaúsa upon implementation of the Merger. See “Item 6. Directors, Senior Management and Employees—A. Directors and senior management—Shareholders’ Agreement.”
The proposed transaction is being proposed by XPart and XP to streamline and simplify the corporate structure at shareholders’ level at XP, specifically by giving XPart’s shareholders more accessible ways to trade XP shares as they will directly own an interest in XP.
Corporate Information
Our legal and commercial name is XP Inc. Our principal executive offices are located at Av. Chedid Jafet, 75, Torre Sul, 30th floor, Vila Olímpia – São Paulo, Brazil 04551-065. Our telephone number at this address is +55 (11) 3075-0429. We are registered under the laws of the Cayman Islands as an exempted company with limited liability. We have appointed XP Investments US, LLC, with offices at 55 West 46th Street, 30th Floor, New York, NY 10036, as our agent to receive service of process with respect to any action brought against us in the United States under the federal securities laws of the United States or of any state in the United States.

Investors should contact us for any inquiries through the address and telephone number of our principal executive office. Our principal website is www.xpinc.com. The information contained in, or accessible through, our website is not incorporated into this annual report or the registration statement of which it forms a part. In addition, the SEC maintains a website at http://www.sec.gov, from which you can electronically access the this annual report and the registration statement and its materials, and other information regarding issuers that file electronically with the SEC.
B.    Business Overview
Our Mission
Our mission is to transform the financial markets in Brazil to improve the lives of people in our country, which is the ninth largest economy in the world with over 210 million people and a GDP of nearly US$2 trillion in 2019. We believe the financial services industry in Brazil is generally inefficient, expensive by international standards and provides poor client experiences. Brazil’s financial services industry is concentrated around five traditional financial institutions with US$1.5 trillion in assets that account for approximately 93% of retail assets under custody, or AUC, according to a report by Oliver Wyman published in 2019, and 80% of all consumer loans and 79% of all deposits, according to the Central Bank of Brazil.
We believe this concentration has enabled the incumbents to secure a large profit pool and restrict the market in Brazil by (1) providing a more narrow selection of financial products than typically found in larger markets, such as the United States and Europe; (2) promoting inefficient financial products, such as savings accounts called poupança, which provide investors with relatively low returns, at times below the inflation rate, and come with highly restrictive and punitive redemption options; (3) charging relatively high fees with low yields since the clients are captive and the products made available are often limited only to those created and controlled by each bank; and (4) providing poor customer service due to a low prioritization of the client experience, limited market competition, and a lack of alternative choices available to consumers.
We are dedicated to disrupting this market and improving people’s lives by providing them with access to more financial products and services through multiple channels, at lower fees, with a strong emphasis on financial education and high-quality services delivered through a highly differentiated client-centric approach and innovative technology solutions.
Introduction to XP
XP is a leading, technology-driven platform and a trusted provider of low-fee financial products and services in Brazil. We have developed a mission-driven culture and a revolutionary business model that we believe provide us with strong competitive advantages in our market. We use these to disintermediate the legacy models of traditional financial institutions by educating new classes of investors, democratizing access to a wider range of financial services, developing new financial products and technology applications to empower our clients, and providing what we believe is the highest-quality customer service and client experience in the industry in Brazil. We believe we have established ourselves as the leading alternative to the traditional banks, with a large and fast-growing ecosystem of retail investors, institutions, and corporate issuers, built over many years that reached 2.8 million active clients. Based on data from the sources indicated below, we believe we are the:
•#1 Ranked Financial Investment Brand in Brazil – with an NPS of 71 as of December 2020;
•#1 Independent Financial Investment Platform in Brazil – with AUC of R$660 billion as of December 31, 2020, or 7.7% market share of the R$8.6 trillion market for total AUC estimated for December 31, 2019, according to a report by Oliver Wyman commissioned by us;
•#1 Independent Digital Platform for Investors in Brazil – with three digital portals: XP, Rico™ and Clear™, serving clients directly. XP has the largest number of followers on Instagram (over 2.5 million as of December 31, 2020) among investment firms in Brazil, and our three brands combined accounted for 60% of all Google searches for investment keywords for the year ended December 31, 2020 and 41% of all responses to “the first brand in investments” according to Google Analytics and a consumer survey as of December 31, 2019;
•#1 Independent Financial Investment Network in Brazil – with a range of proprietary XP Advisory Services and approximately 8,000 IFAs as of December 31, 2020, who onboard new clients onto the XP Platform. In October 2020, over 500 IFAs joined our platform;
•#1 Financial Media Portal in Latin America – with approximately 9 million monthly unique visitors to our Infomoney™ website as of December 31, 2020. Approximately 50% of our website traffic in this period was originated organically by viewers without being driven from a related site or advertisement according to third-party traffic data from Similarweb; and

•#1 Financial Services Event in Latin America – with over 500,000 attendees at our annual EXPERT conference held virtually in July 2020, we believe this ranks as the largest investment services event in Latin America and one of the largest in the world based on an internal analysis of third-party data.
Our Founding and Evolution
We were founded in 2001 as a small, independent financial advisor partnership dedicated to improving the lives of people in our country. In order to build our business from the ground up, while competing against the traditional banks, we dedicated ourselves to the search for new ways to compete and to leverage next-generation technologies that enable us to differentiate ourselves and provide the operating efficiencies to scale. Over the years, we have been able to consistently innovate, develop our technology solutions, and evolve our proprietary business model in several integrated phases that have complemented each other and compounded our capabilities. We believe this evolution has enabled us to instill trust in the XP brand and begin a revolution in the way financial services are sold in Brazil. These integrated evolutionary phases include:
•Providing Financial Education and Empowerment – We began our evolution by providing financial education courses to empower new classes of first-time and early-stage investors teaching them how to invest and how to access new types of financial products and services that they may not previously have had access to through traditional financial institutions. These educational courses began to build trust in XP and became an effective client acquisition model by converting students into empowered clients.
•Democratizing Access to Financial Products and Services – We developed an open product platform which provided our clients with a much wider selection of financial products than the traditional banks provide to their customers. This platform included a more diverse selection of financial investment products, such as equity and fixed income securities, mutual and hedge funds, structured products, life insurance and pension plans, and real estate trusts, and a wider choice of issuers that include XP, our product partners and our competitors. The breadth of our open platform was a significant market innovation, that enhanced our brand further, and provided clients with new opportunities for risk-taking and investment returns. We believe it remains substantially differentiated when compared to the relatively closed platforms of the traditional banks.
•Scaling of Our Ecosystem of Users, Distribution and Media Content – We expanded our ecosystem of users, distribution channels, and proprietary digital content and marketing. As our retail customer base and AUC volumes grew, we attracted new issuers of financial products, corporate clients and institutional traders into our fast-growing ecosystem of clients. We complemented our distribution by scaling our network of IFAs located across Brazil who solicit new customers, provide them access to our wide selection of financial products and technology applications, and help us onboard them as XP clients. These IFAs are our strategic business partners who share our entrepreneurial spirit and mission to democratize financial services in Brazil and benefit from the competitive advantages provided by our platform and technology. To support this expansion while continuously building trusted relationships in the market, we expanded our proprietary marketing initiatives and digital media content. We continued to build our educational course offerings, created what we believe is the largest investment conference in the world, developed the largest financial information online portal in Latin America, and developed a range of social media and digital influencer programs to promote our services and brand.
•Diversification and Enhancement of Our Direct Digital Channels and Brands – We expanded our distribution significantly by leveraging our growing ecosystem to (1) grow and enhance XP Direct, our primary digital portal for investors and (2) develop new digital channels, such as Rico, our digital portal brand for self-directed investors, and Clear, our digital portal and online trading platform brand for retail active traders. We also enhanced these direct portals further by leveraging our technology platform, fast-growing data lake, and artificial intelligence capabilities to provide more sophisticated functionality and offer more advanced data analytics tools through more intuitive and convenient user interfaces, or UX.
•Empowerment of the Client Journey – We leveraged the significant technology DNA in our company, comprising our innovation and development teams and agile software development methods to develop a suite of new products, services and technology applications that engage and serve our clients across their financial journeys. We launched an advanced suite of cloud-based and mobile technology applications, with sleek advanced UX and easy user experience, that complement our advisory services and provide powerful functionality across the user journey, enabling our clients and partners to better manage their various accounts, trading activities, analytics, and data queries. We have also begun to expand our solutions into adjacent and complementary financial services that our clients use. For example, (1) we began to provide our ecosystem with pension insurance in March 2019, and for the year ended December 31, 2020, we had already captured approximately 25% market share of the new money inflows for this service in Brazil; and (2) we received our bank license for Banco XP from the Central Bank of Brazil on October 11, 2019, which enables us to offer a range of complementary digital banking products and services to our clients, including asset-back margin finance and credit cards.

The following chart illustrates how we have successfully scaled across channels and grown our client base as we evolved our business over time.

The Revolutionary XP Model
Our revolutionary XP Model has been developed over the course of our evolution and enables us to go to market in a very different way from the legacy models of the large traditional financial institutions. We believe our model provides us with a unique value proposition for our clients and partners, and it has begun to change the way investment services are accessed and sold in Brazil. Our differentiated approach incorporates a unique combination of proprietary capabilities, services and technologies to deliver a highly customized and integrated client experience, with significant operating efficiency advantages that have enabled us to scale and grow profitably. As illustrated in the following graphic, the key components of our model include: (1) a mission-driven culture; (2) a self-reinforcing ecosystem; (3) a superior products and services platform; and (4) differentiated, advanced technology platform.

Mission-Driven Culture

Proprietary Media Content
XP Education
Infomoney
EXPERT
Leadr
XP Digital Influencers
Spiti
Open Product Platform
Squads
Innovation
Tribes
Highly Valuable Data
Powerful AI & Analytics
XP GENIUS
UX
Apps
Mobile
Unique Trading & Market Insights
VIP Customer service
Advisory Services
Omni-Channel Distribution
XP Direct
Rico
Clear
IFA Network
Self-Reinforcing Ecosystem
Self-Reinforcing Ecosystem
Investors
Institutions
Corporates
User Base of Clients

•A Mission-Driven Culture – Our culture remains central to XP and we remain vigilant in preserving and nurturing it, so that it can continue to guide our firm by promoting (1) a strong collaborative environment within our company; (2) a clear focus on our mission to improve people’s lives by empowering them as investors; (3) a zero-fee pricing philosophy wherever possible; (4) a strong, long-term client-centric focus which we prioritize ahead of maximizing short-term gains; and (5) an energetic entrepreneurial spirit with a commitment to innovation and the continuous pursuit of improvement.
•A Self-Reinforcing Ecosystem – We have developed a valuable ecosystem of clients, distribution channels and media content that are a powerful lead-generation engine, continuously reinforce each other and help promote XP’s products and services as they grow. These include:
▪User Base of Clients – This includes our (1) over 2.8 million retail clients who buy and sell the financial products on our platform as of December 31, 2020, benefiting from our ecosystem because they can access a much broader portfolio of financial products, from hundreds of different providers, and get help finding the product that is right for them, all in a user-friendly way, with exceptionally low fees; and (2) over 700 commercial clients, such as institutions and corporate issuers as of December 31, 2020, such as fund managers, private banks, corporate treasuries and insurance companies, who provide additional liquidity and unique financial products for our platform. These issuers benefit from our ecosystem because they are provided with dedicated strategic advisory services that enable them to access a much broader pool of capital, from our retail investors, at an overall lower cost.
▪Omni-Channel Distribution Network – This enables us to reach clients and deliver our products and services through a range of proprietary brands and channels, that includes: (1) XP Direct, our fast-growing full-service offering for mass-affluent clients; (2), Rico our online-only solution for self-directed investors; and (3) Clear, our digital portal and electronic trading platform for retail active traders. We also reach clients through our proprietary, and efficient distribution network of approximately 8,000 IFA partners, who are located in approximately 670 offices in 143 cities across Brazil, which collectively represent more than 87% of Brazilian GDP. Together, they form the largest independent financial advisor network in the country. Our IFA partners benefit from our suite of financial products, education tools, and the IFA-specific applications that we developed to help them build and grow their businesses, and we benefit from their abilities to reach and cultivate new clients.
▪Proprietary Digital and Media Content – This helps us democratize access to financial content in Brazil, empower Brazilians on how to take investment decisions more independently, and attract, retain and monetize clients. This lead-generation ecosystem of platforms includes (1) Infomoney, the largest investment portal in Latin America with approximately 10 million monthly unique visitors as of September 30, 2020; (2) XP Educação, a leading online financial education portal in Brazil; (3) EXPERT phygital content platform with over 4 million monthly visitors as of September 30, 2020 and events, such as the EXPERT conference, the largest investment event in Latin America with approximately 500,000 attendees on its own digital platform in 2020; (4) our Digital Influencers program, with over 5.9 million followers on social media as of December 31, 2020; and (5) Spiti, a digital platform which provides investment research to retail clients. We believe this content is highly differentiated in Brazil, is a powerful driver of growth, and provides us with low CAC.
•A Superior Product and Services Platform – We primarily provide our clients with two types of offerings, our financial advisory services and our open financial product platform. We have developed both of these solutions to provide our clients with significant differentiation and a superior value proposition versus the legacy offerings of traditional banks. These include:
▪Suite of XP Advisory Services – Comprised of services such as (1) XP Investimentos, for our retail clients in Brazil; (2) XP Private, for our high-net-worth clients; (3) XP Investments, for our international clients; and (4) XP Issuer Services, for our corporate and institutional clients.
▪Open Product Platform – This is our open product platform that provides our clients with the broadest access to over 800 investment products in the market as of December 31, 2020, without the protectionist barriers, conflicts and closed-loop restrictions of traditional banks. These include investment products from XP, our partners and our competitors, such as equity and fixed income securities, mutual and hedge funds, structured products, life insurance, pension plans, real-estate investment funds (REITs) and others.
▪VIP Customer Service – This is our premier customer service program and support organization, designed to provide our clients and partners with the highest-quality client service. We train our customer service personnel to (1) understand the daily activities and processes across the client journey in order to help resolve customer issues more effectively; (2) prioritize positive client experiences and long-term relationships above short-term performance results; and (3) leverage and promote our advanced technologies to serve our clients more efficiently.

•A Differentiated, Advanced Technology Platform – We have developed a powerful, integrated suite of proprietary technology assets, technology applications, and technology development resources that enable us to differentiate XP in the market, manage all of our solutions, conduct all of our activities and operate with low-cost advantages and efficiencies. These include:
▪XP Genius – This is our powerful, integrated, cloud-based technology platform built with a modular architecture that efficiently leverages a range of micro-services to help (1) connect our various portals, systems, technologies and environments; (2) power our solutions and applications across our organization; (3) manage our large, valuable and rapidly growing pools of proprietary data; (4) conduct our big data analytics and artificial intelligence initiatives; (5) provide us with proprietary information and market insights; and (6) extend our reach and capabilities into new areas.
▪XP Innovation Teams – This is a dedicated innovation development program, comprised of approximately 1,100 people as of December 31, 2020, who develop and support our solutions by using agile software development methods and leveraging the significant technology and data assets in our company. These include 16 XP Tribes, comprised of two to three managers each, that help guide and support our development priorities across numerous projects, and 83 XP Squads, comprised of an autonomous integrated team of eight to ten developers and business experts, who collaborate to create new technologies and solutions or improve our current offerings.
▪XP Technology Apps – This is an advanced suite of cloud-based and mobile technology applications, that complement our advisory services and provide powerful functionality across the user journey, enabling our clients and partners to better manage their various accounts, trading activities, and data queries. Our apps are integrated with our powerful databases and analytics tools and are designed to be powerful, yet simple, attractive, and easy to use, with sleek user interfaces, or UX, that are comparable to some of the top consumer technology products in the world.
Our Operations
We operate an asset-light, highly scalable business model that emphasizes operational efficiency and profitability. We leverage the XP Model to serve a diverse group of retail and institutional clients in local and international markets, with offices in Brazil, New York, Miami, London, Lisbon and Geneva. We currently serve over 2.6 million active retail clients who have an investment account with us. Approximately 22% of our clients are served by one of our IFA partners and approximately 78% of our clients are self-served, primarily utilizing an account through one of our websites, or have an investment adviser through XP Direct. As of December 31, 2020, our average AUC per client account was approximately R$200,000.
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
% of Retail Revenue from New Clients vs. Existing Clients

Depending on the mix of products and services, we generate numerous forms of income from our AUC, including advisory fees, commissions, distribution fees from product manufacturers and asset management fees across various solution categories such as retail, institutional, issuer services, digital content and other. As a result of our business model and market position, we benefit from high visibility in most of our revenues and from a low correlation to macroeconomic conditions. We have established a track record of delivering strong financial performance, even during difficult macroeconomic conditions in Brazil. For example, while Brazil GDP growth decelerated materially from 2014 to 2019 in one of the worst recessions in Brazilian history, our total AUC grew at a CAGR of 94% during the same period.
Our technology-driven business model is asset-light and highly scalable. This enables us to generate scale efficiencies from increases in total AUC. We conduct the majority of our business online and through mobile applications and emphasize operational efficiency and profitability throughout our operations. These operating efficiencies enable us to generate strong cash flow in various market conditions, allowing us to continue investing in the growth of our business. Our business requires minimal capital expenditures to facilitate organic growth, with expenditures amounting to 3.6% and 3.1% of net revenues for the years ended December 31, 2020 and 2019, respectively. Additionally, our strong balance sheet serves as a substantial competitive advantage relative to other independent financial services providers in Brazil, enabling us to underwrite, develop and distribute new financial products and services, and capture inorganic opportunities, such as our acquisitions of Infomoney in 2011, Rico in 2018, Fliper in August 2020, DM10 in November 2020, Antecipa in September, and, in June 2020, we also entered into a joint venture with VERT, creating DuAgro.
In 2018, we reported R$202 billion in AUC, R$3.2 billion in gross revenue, R$3.0 billion in net revenue, R$465 million in net income, and R$491 million in Adjusted Net Income, a year-over-year increase of 60%, 56%, 55%, 10% and 15%, respectively, versus 2017. In 2019, we reported R$409 billion in AUC, R$5.5 billion in gross revenue, R$5.1 billion in net revenue, R$1,089 million in net income, and R$1,074 million in Adjusted Net Income, a year-over-year increase of 103%, 72%, 73%, 134% and 119%, respectively, versus 2018. In 2020, we reported R$660 billion in AUC, R$8.7 billion in gross revenue, R$8.2 billion in net revenue, R$2,081 million in net income, and R$2,270 million in Adjusted Net Income, a year-over-year increase of 61%, 58%, 59%, 91% and 111%, respectively, versus 2019.
Our Market
Brazil is a large and attractive market for financial services and financial technology solutions. The country has the sixth largest population and the ninth largest economy in the world with 210 million people and a GDP of nearly US$2 trillion in 2019. Brazil GDP growth decelerated materially from 2014 to 2019 in one of the worst recessions in Brazilian history. During this period, we established a track record of delivering strong financial performance, even during difficult macroeconomic conditions, and grew our total AUC at a CAGR of 94%. We believe the global crisis and market volatility due to the ongoing COVID-19 pandemic and record low interest rates (the benchmark SELIC rate is currently at 2.75% per annum) will help accelerate the transformation in the way Brazilians invest and incentivize retail investors to seek better investment products.

Key Market Challenges
We believe the Brazil financial services industry faces several important market challenges that create market inefficiencies and opportunities for disruption, including:
•Highly Concentrated Market – In Brazil, the financial services market continues to be controlled by a few traditional financial institutions. According to a report by Oliver Wyman published in 2019, five banks, Itaú Unibanco, Bradesco, Banco do Brasil, Caixa Economica Federal and Santander, collectively accounted for 93% of the R$8.6 trillion in investment AUC. According to the latest information from the Brazilian Central Bank, these same five banks collectively accounted for: (1) 80% of the R$2.6 trillion in all deposits; (2) 99% of the R$599 billion in mortgages; (3) 79% of the R$231 billion in credit card outstanding balances; (4) 93% of the R$810 billion in open Pension Funds; (5) 61% of the R$4.7 trillion in institutional asset management funds; (6) 84% of the R$1.8 trillion in personal loans; and (7) 78% of the R$1.5 trillion in corporate credit balances. We believe this concentration has created material market inefficiencies which provide significant opportunities for disruption, disintermediation, and new business models.
•Bureaucratic, Asset-Heavy Infrastructures – The legacy models of the traditional banks are based on asset-heavy infrastructures such as large networks of physical bank branches, large bureaucratic organizations with hundreds of thousands of personnel and processes, and older, segregated technology platforms. We believe these cumbersome infrastructures encourage the traditional banks to focus more on (1) managing the internal burdens of their operations; (2) pushing their in-house products over alternatives from third-party providers; and (3) preserving the status quo.
•Narrow Selection of Financial Products – The concentration of traditional financial institutions in Brazil provide their customers with more limited access to financial products than typically found in larger and more developed markets, such as the United States and Europe. These banks have closed-loop product platforms which significantly restricts the selection of investment products made available to their customers typically to those that were created in-house by each bank or have significant embedded costs to drive promotion. We believe these practices tend to drive high fees and/or low cost of funding for the traditional banks, but severely limit choice for investors.
•Promotion of Inefficient Financial Products – In Brazil the traditional banks continue to promote inefficient financial products, such as self-issued time deposits, or CDBs, and savings accounts called poupança, which provide a large number of the mass population of investors with very low returns and punitive redemption options, often at an attractive margin to the bank. Poupança or other cash accounts account for 20% of all investment assets in Brazil, according to Oliver Wyman, despite paying relatively low interest rates, often lower than the base Selic interest rate in Brazil, and occasionally even lower than the inflation rate, as shown in the graph below. We believe the continued promotion of these products is not in the best interests of investors, but they continue to generate high fees for the traditional banks.

Source: Séries temporais – Banco Central do Brasil

•High Costs and Spreads – We believe overall fees and spreads for financial products in Brazil are too high and are driven by (1) the closed platforms of the incumbent banks who often limit their customer’s selection of financial products to those created and controlled by each bank; (2) the promotion of inefficient financial products that pay very low yields, such as poupança; and (3) the high, asset-heavy infrastructure costs of the incumbent banks.
•Poor Customer Service – We believe the incumbent banks and other service providers generally provide poor customer service in Brazil based on market surveys, given the lack of market competition and alternative choices available to their clients. We believe these factors drive the prioritization of near-term results over long-term client relationships and discourage the banks from (1) focusing on their client’s day-to-day needs; (2) serving the entire customer experience; and (3) looking for new ways to add value.
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
Key Market Trends
•Favorable and Highly Aligned Regulatory Initiatives – The Central Bank of Brazil, or BCB, is actively promoting what it calls financial democratization policies that seek to provide easier access to financial markets, long-term low interest rates and better financial services. We believe these regulatory initiatives provide a favorable regulatory environment that are closely aligned and complement our mission to improve people’s lives by transforming the financial markets in Brazil. The Central Bank, has implemented an active regulatory agenda, called BC# which is focused on addressing structural issues of the National Financial System by fostering technological innovation. The Central Bank has defined four dimensions for its agenda, including:
▪Inclusion – which it defines as “to ensure non-discriminatory access to the market for all those wishing to participate: small and large businesses entrepreneurs, investors and borrowers, both domestic and foreign clients.” Initiatives in this dimension involve (1) fostering the expansion of credit cooperatives; (2) simplifying and modernizing foreign exchange and international trade regulation (convertibility of the real); (3) local capital market development; and (4) enlarging access to microcredit;
▪Competitiveness – which it defines as “to promote adequate pricing through fostering competitive access to financial markets.” Initiatives in this dimension involve (1) innovation and preparing the financial system for a technological and inclusive future (e.g., instant payments, open banking, and cyber risk management); (2) improving the management of international reserves; and (3) increasing market efficiency (e.g., market infrastructure and reserve requirements).
▪Transparency – which it defines as “to improve the market and the BCB information availability and quality, and strengthen the transparency of information regarding financial markets—such as financial services and credit earmarking rules.” Initiatives in this dimension involve (1) improving conditions for rural and mortgage loans; (2) strengthening BCB’s relationship with Congress and foreign investors; and (3) enhancing transparency and communication of BCB’s actions, including monetary policy decisions.
▪Education – which it defines as “to promote the citizens’ financial awareness—and, ultimately, their participation in the financial markets—as well as to strengthen the habit of saving.” Initiatives in this dimension involve providing scalable financial education solutions to school students, indebted individuals and low-income citizens.
•Increasing Demand for Financial Education and Information – As interest rates and yields on traditional savings product have decreased, we believe there are a growing number of people interested in learning (1) the basics of financial freedom and empowerment; (2) how to access the financial markets more effectively; and (3) more sophisticated financial management strategies. We have seen the number of financial education students increase significantly in the market and believe the demand for financial media content has grown materially in the last few years across a number of channels.

•Increasing Demand for Financial Products – As more customers claim their financial freedom from the traditional banks, and yields on other bank products remain stagnant, we believe the market will see a steady increase in the demand for more types of financial products and more choices of issuers across different asset classes and risk appetites. We believe there will also continue to be an increasing interest from institutions and corporates for more product issuing opportunities and product structuring services. We believe this is a long-term trend as the Brazilian market expands to close the product selection gap with other large markets, such as the United States and Europe.
•Increasing Demand for Technology to Manage Financial Services – Similar to other trends in commerce, customers in Brazil are increasingly looking to conduct their financial journeys through digital channels, via online portals, cloud-based platforms and mobile technology applications, instead of in bank branches. In addition, as customers engagement increases, they are also demanding access to more sophisticated analytical tools and technology applications, such as comparison engines, risk management tools, and electronic trading platforms, through digital channels that can enable these features at low costs and high efficiency.
•Increasing Demand for Better UX Experiences – As customers engage in more digital channels, they are increasingly demanding sleeker, more powerful and more convenient user interfaces, or UX, similar to the consumer technology products and software applications that they interact with in other areas of their daily lives. We believe these digital customers will increasingly demand technology applications that provide intuitive, easy-to-use, yet powerful features that can integrate and utilize all of their data, and empower them to do more across their client journeys, versus just siloed applications with one or two functions.
•Increasing Number of Independent Financial Advisors – The career market for registered IFAs is growing rapidly in Brazil as the traditional banks continue to close branches and reduce costs from their large legacy operations. Many top financial services professionals who previously worked in these banks are looking to become IFAs. The total number of IFAs in Brazil has grown from over 5,000 in 2015 to over 9,000 by 2019 according to a report by Oliver Wyman published in 2019.
•Increasing Demand for Turn-Key Solutions and Applications for IFAs – Many of these IFAs are looking for new platforms, that provide the product suites, business management tools and technology applications that they can use to start their businesses, attract new customers and manage their operations more effectively.
•Disintermediation of Investments, Credit and Market Equitization – Greater access to information and technology is making Brazilians increasingly aware and inclined to look for alternatives outside the traditional retail banks for investment products and services. Brazil is in the early stages of this process, with 93% of all retail AUC still inside the five incumbent banks according to a report by Oliver Wyman, published in 2019. Large corporates in Brazil have also been diversifying their funding sources away from Brazil’s largest banks, as the three government-owned banks, Banco do Brasil, Caixa and BNDES, have reduced their corporate loan portfolios by R$308 billion in aggregate from December 2014 to September 2020, while Itaú, Bradesco and Santander increased their loan portfolios by R$245 billion in aggregate during this same period. In addition, equities as an asset class is still incredibly underpenetrated among retail investors, with only approximately 1% of Brazilians having an active brokerage account. Another evidence of this trend is the recent spike seen in the number of individual investors in the Brazilian Stock Exchange (B3). This figure increased 212% from 983 thousand investors in March 2019 to 3,067 thousand in September 2020, with approximately 2,000 thousand new investors in this period. Additionally, within the overall Brazilian asset management industry, according to ANBIMA, fixed income funds accumulated R$19 billion inflows in the nine months ended September 30, 2020, while Multimarket and Equity funds reported accumulated inflows of R$83 billion and R$66 billion, respectively.

Addressable Market Opportunities
We believe our XP Model will benefit from these key market trends and the favorable macroeconomic environment in Brazil, and has positioned us to continue to penetrate, grow and expand our large addressable market opportunity in Brazil. According to a report by Oliver Wyman published in 2019, five banks—Itaú Unibanco, Bradesco, Banco do Brasil, Caixa Economica Federal and Santander—collectively accounted for 93% of the R$8.6 trillion in investment assets under custody. Given our leadership, scale, brand, and competitive advantages provided by our XP Model, we believe we will benefit from and continue to be a catalyst for:
•Continued Growth of the Investment AUC Addressable Market – According to a report by Oliver Wyman published in 2019, the total addressable market of investment AUC in Brazil was estimated to reach R$8.6 trillion in 2019, up 123% since 2011, representing a CAGR of 11% that is roughly expected to continue at least up to 2024, as shown in the following graph.
•Continued Shift of AUC from Banks to Independent Investment Firms – According to the Oliver Wyman report published in 2019, banks in Brazil control approximately 93% of retail investment AUC and independent investment firms control approximately 7%, of which we believe XP accounts for the significant majority. In September 2019, Oliver Wyman estimated that the market share of investment AUC for independent investment firms will grow from 7% in 2018 to 25% in 2024. However, these estimates may be affected by economic changes related to the COVID-19 pandemic. We believe this is a long-term trend that is still in the early stages. A similar shift away from banks has been observed in other markets across the globe, including the United States, where independent investment firms controlled 87% of mutual funds distributions in 2017, also according to Oliver Wyman, as shown in the following graphs.

•Shift from Fixed Income to More Effective Products – Within the growth of AUC, we believe there is a long-term mix shift trend from lower yielding fixed income products to higher potential yielding products such as equities, managed funds, and structured products, such as derivatives. The share of fixed income as a percentage of total investment AUC dropped from 22% in 2016 to 19% in 2018 as shown in the following graph. These products have higher margins for investment platforms, positively affecting our profitability. In addition, these products tend to require more sophisticated advisory services given their inherently higher risk and complexity, which benefits firms, such as XP, that offer valuable financial planning and investment advisory services with a superior customer experience.
•Continued Expansion of Our Addressable Market into New Areas – We have made significant progress in disrupting the investment services of traditional banks, which can be among the hardest to penetrate, due to the difficulty in gaining customer trust, and have one of the highest switching costs in the financial services industry, due to the expense and tax impact of moving accounts. According to a report by Oliver Wyman published in 2019, we believe the total addressable market size including adjacent markets that could be complementary to XP, such as insurance brokerage, credit and debit cards and other loans was R$487 billion in revenues in 2018, as shown in the following graphic. Our total revenues for the year ended December 31, 2020 would amount to less than 2% of market share based on such 2018 total addressable market.

Note:
Insurance Brokerage comprises the commissions paid by insurance companies to the brokers distributing their products; Debit/Credit Cards include (1) MDR fees; (2) net interest income after provisions for rotativo, installments and overdraft; (3) annual fees on cards; (4) discounting of receivables; and (5) POS rental/sales; Other Loans includes net interest income after provision for payroll, auto and personal loans plus mortgages (non-earmarked) and corporate loans.

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
Mission-Driven Culture
Our culture remains central to XP and we believe it is the core strength of our company, enabling us to attract talent, unify our people, maintain the mindset to innovate and disrupt, guide our go-to-market-approach, develop powerful relationships with our clients and establish our identity in the marketplace. We remain vigilant in preserving and nurturing it, so that it can continue to guide our firm. We believe the key strengths of our culture are:
•A Collaborative Partnership Model – that fosters a collaborative environment within our company and an ownership mentality across our organization, which have enabled employees at all levels to remain focused and well aligned despite our rapid growth and expansion;
•Our Mission to Empower – which helps us maintain a clear and consistent message internally to our employees and partners and externally to the market, that our primary focus is to empower our clients and improve their lives by providing them with better access to investment opportunities;
•A Zero-Fee Pricing Philosophy – that seeks to eliminate expensive and unnecessary bank fees and charges, such as custodial, account maintenance and transfer services fees, which provides us with comparative marketing advantage and constantly reminds us to remain efficient;
•A Client-Centric Focus – that prioritizes transparency in our services, high-quality customer service and positive client experiences above short-term performance results, which helps us build a loyal customer base and long-term relationships that can be seen in our client cohorts and retention data; and
•An Entrepreneurial Spirit – that keeps us focused on the continuous pursuit of innovation across our firm to improve our operations and our client experiences. This fosters an energetic, meritocratic environment that attracts the most innovative financial and technological talent in the country to work or partner with us, which has helped us remain creative and avoid complacency.
Revolutionary XP Model
Our model incorporates a unique combination of proprietary capabilities, services and technologies to deliver a highly differentiated and integrated client experience, that have enabled us to differentiate from our competitors. In addition, the XP Model has given several strategic and operating advantages, including:
•First-Disruptor Leadership – Since our founding in 2001, XP has established itself as a trusted provider of low-cost brokerage, investment advisory, and asset management services in Brazil, the largest independent investment platform and leading alternative to the banks;
•Trusted Brand – We have built a valuable, trusted brand in Brazil and received an NPS of 71 in December 2020, compared to an NPS of 73 in December 2019;
•Highly Efficient Financial Model – We believe our technology-driven business model provides us with significant scale and operating efficiencies, including:
▪Large Scale and Recurring Revenue – We have significant scale, with R$660 billion in AUC and R$8.7 billion in last 12-month gross revenue as of December 31, 2020, compared to R$1.3 billion in 2016. Our business also has a significant component of highly recurring revenue. We believe these help provide our business with a level of predictability and defensibility;

▪Attractive LTV / CAC – Our business has an attractive client LTV due to our wallet share gains, revenue yield and low churn, driven by strong client relationships, our focus on the client experience, our increasing suite of solutions, and the structural high switching costs inherent in investment services. Our model also has relatively low acquisition costs per client due to our efficient marketing driven by our primarily digital business model, our self-reinforcing ecosystem and our omni-channel distribution network. As of December 31, 2020, the LTV/CAC ratio for our XP branded solutions was approximately 14x;
▪Asset-Light, Low-Cost Structure – Our technology-driven business model is asset-light and highly scalable. We conduct the majority of our business online and through mobile applications and emphasize operational efficiency and profitability throughout our operations. The asset-light nature of our business model requires minimal capital expenditures to facilitate growth, with expenditures amounting to 3.6% and 3.1% of net revenues for the years ended December 31, 2020 and 2019, respectively;
▪Strong Free Cash Flow Generation – Our business model operating efficiencies enables us to generate strong cash flow in various market conditions, and enables us to continue investing in the growth of our existing business;
•Network Effects – As we grow our business, we believe our model demonstrates distinct self-reinforcing network effects that help compound our growth; and
•Powerful Combination of Attributes – The success of XP is due to the combination of capabilities, trusted brand, size and scalability of the XP Model that have been developed and nurtured over time.
Leadership and Structure
•Experienced Management Team with Strong Track Record of Success – Our management team is comprised of our founders, who have help guide the success of XP over the last 19 years, and new partners who have joined the company along the way from a variety of successful backgrounds in the financial services, technology and consumer services industries. This team has an established track record of delivering strong financial performance, even during difficult macroeconomic conditions in Brazil. For example, while Brazil GDP growth decelerated materially from 2014 to 2019 in one of the worst recessions in Brazilian history, our total AUC grew at a CAGR of 94%.
•Meritocratic Partnership Structure – We believe our partnership model is key to our long-term value creation. In December 2019, we implemented our new partnership model, pursuant to which existing or new partners may be entitled to share-based compensation based on individual performance, consisting in restricted stock, restricted stock units, performance awards or other stock-based awards in respect of Class A common shares of XP Inc. As of December 31, 2020, our partnership was made up of approximately 1,100 partners in our new partnership model, in which existing or new partners may be entitled to share based compensation in XP Inc. based on individual performance; and seven shareholders of XP Controle, our controlling shareholder, and who are mostly directors of the Company and/or its subsidiaries. For further information, please see “Item 6. Directors, senior management and employees—B. Compensation—Long-Term Incentive Plan.”
Our Growth Strategies
Despite our success to date, we believe our business is still in the early days of driving the disintermediation of traditional financial institutions in Brazil and offering better alternatives to their legacy models and practices. We believe there is a large addressable market opportunity remaining in our core business and significant market share to win from the incumbent banks, which controlled over 93% of the retail investment AUC in Brazil in 2018. We intend to leverage our competitive strengths and continue to enhance the strategic advantages we have created through the XP Model in order to continue to grow and expand our business. We intend to pursue these strategies organically, through our in-house initiatives and development capabilities provided by of XP Innovation Squads, and inorganically, by selectively making acquisitions of strategic assets such our acquisitions of Rico and Infomoney. Most importantly, we intend to remain focused on our core mission of improving people’s lives by empowering them to become investors and entrepreneurs, and we will nurture our mission-driven culture so that it can continue to guide our firm. Based on these principles, we plan to continue growth our firm by:
•Penetrating Our Base – We will continue to seek a greater share of the total AUC and trading volumes from our clients, who often keep assets in different accounts and may use the services of several firms, and we will seek to sell additional products and services to our clients. We believe that our strong value proposition and client-centric approach will continue to enhance our client loyalty and enable us to grow our share of wallet from our current customer base.

•Expanding Our Ecosystem – We believe the self-reinforcing ecosystem provides a strong and highly differentiated advantage to XP, enabling us to reach, engage and empower clients across numerous channels. We intend to expand our ecosystem by:
•Growing Our Client Base – We will continue to grow our base of active retail clients, which reached 2.8 million as of December 31, 2020, up 63% year over year, as well as our base of institutional trading partners and corporate issuers who provide additional liquidly and products to our platform;
•Expanding Our Omni-Channel Distribution Network – We intend to drive more users to our various online portals and expand our network of approximately 8,000 IFA partners, which we believe provide a competitive advantage in promoting the XP brand and signing new clients. We intend to grow these channels by (1) cross-promoting our brands through our proprietary media; (2) helping our existing IFA partners succeed and expand their businesses; (3) promoting the entrepreneurial opportunities of IFA careers in Brazil; and (4) signing new IFA relationships onto the XP platform. We believe that these channels will also continue to grow as (1) the investment market in Brazil continues to democratize and open up to new investors; and (2) traditional financial institutions continue to close branches, continue to cut costs, and their employees look for new career opportunities; and
•Growing Our Proprietary Digital Content – We believe this proprietary content (1) helps build familiarity and trust with XP; (2) helps educate Brazilians and makes them more proficient in financial products and services; and (3) helps convert students and audiences into new or more empowered clients or business partners. We will also continue to expand the reach, audience base and student base of our portals to attract, engage and empower prospective clients. We believe there is a significant opportunity to create and penetrate new media channels to cultivate existing relationships and attract new clients and partners.
•Expanding Our Solutions – We believe there is a significant opportunity to leverage our trusted brand, high NPS scores, and strong client experience across the XP Model to (1) offer our clients and partners additional financial services solutions with a similar value proposition; and (2) disrupt the legacy models of traditional financial institutions in new areas. We could expand our solutions organically by leveraging the powerful development resources of our XP Innovation Squads, or we could selectively pursue investments and acquisitions that meet our criteria. We intend to expand our solutions by:
•Growing Our XP Platform Offering – While we believe our open product platform is key competitive advantage versus the limited, closed-loop platforms of the traditional financial institutions, we believe there is a significant opportunity to continue to build on this strength and provide our clients with greater selection and investment opportunities by (1) developing new investment products; and (2) incorporating new investment products from our partners and competitors;
•Growing Our XP Advisory Services – Similar to our product platform, we will look for opportunities to expand our suite of advisory services. For example, we launched XP Investments and opened offices in New York, Miami, London, Lisbon and Geneva, to provide new services for Brazilian clients looking to invest outside of Brazil and international investors looking to invest in Brazil;
•Developing New Investment Solutions – We have begun to leverage our capabilities to develop solutions in new adjacent areas of the financial services industry. For example, we developed a proprietary Pension Insurance solution that was complementary to some of our wealth management services and entered in March 2019 the R$1.8 trillion pension insurance market, which has been growing since 2011 at a rate of 15% per annum according to Oliver Wyman. By December 2020, we captured 25% of the net inflows in the pension insurance market, and reached approximately R$13 billion in AUC and over 58,000 active clients. We have also created a proprietary debt capital markets, or DCM, function to help foster the development of the fixed income markets in Brazil, which are relatively underdeveloped given the traditional bank control of credit in the marketplace. Our DCM function has already helped numerous new issuers of fixed income securities access new pools of capital, and we believe it represents the largest independent DCM business in Brazil. We believe there may be other similar opportunities for us to pursue in the future;

•Entering into New Financial Sectors – We believe there may be incremental opportunities to disintermediate the legacy models of traditional financial institutions in other financial sectors beyond investments, which may require new licenses and platforms, but tend to be easier to penetrate and have much lower switching costs versus the investment services industry. For example, cash management and checking accounts. Some new sector opportunities could include (1) auto and health insurance brokerage; (2) debit/credit cards; (3) home equity, mortgages and other loans; and (4) merchant acquiring. According to a report by Oliver Wyman published in 2019, we believe the total addressable market size, including these adjacent markets that could be complementary to XP, was R$487 billion in revenues in 2018. In September 2019, we received our Digital Bank license from the Central Bank of Brazil, enabling us to provide a broader suite of financial services; and
•Entering into New Geographies – We remain focused primarily on penetrating the large financial services market opportunity in Brazil. However, we have selectively opened a few small offices in the United States, the United Kingdom, Portugal and Switzerland, to provide our Brazilian clients with access to international financial markets, and provide international clients with investment opportunities in Brazil. As new opportunities develop, we could selectively expand into new markets where we can leverage our expertise in financial education and financial empowerment to create new classes of investors and disintermediate bank services in other highly concentrated markets.
Our Products and Services
We sell a wide range of products and services in various combinations to our clients that we believe are unmatched in their breadth and functionality in Brazil. We have developed these solutions to provide our clients with significant differentiation and a superior value proposition versus the legacy offerings of traditional banks. These include our (1) XP Educação; (2) XP Advisory Services; and (3) our Open Product Platform.
XP Educação Products
XP Educação is the largest financial education service in Brazil, providing seminars, classes and learning tools to help teach individuals a range of topics, from the basics of investing to more sophisticated techniques and advanced investment strategies. We sell these courses to help educate investors in Brazil, which we believe is an effective way to build familiarity and trust with XP and an efficient way to help convert students into new or more empowered buyers of financial products and services. As of December 31, 2020, we offered over 190 educational programs and four online MBA certification courses and had served approximately 150,000 students.
XP Advisory Services
Our XP Advisory Services leverage our in-house experts to advise our clients on a range of investment activities and our proprietary capabilities, expertise and systems to execute transactions on their behalf. For example, these services include:

Name	Type	Description	Users

XPInvestimentos	Domestic Financial Services	Advisory services in Brazil to our mass-affluent clients and selected institutional clients	Mass-Affluent
XP Private	Domestic and International Financial Services
A unique and personalized wealth management experience for high-net-worth clients, which combines the robustness of a large global institution with the flexibility of a family office. XP Private provides a specialized manager with tailored solutions for each client and wealth planning development of on and offshore structures designed to protect, preserve and grow a clients’ net worth.
High-Net-Worth
XP Investments	International Financial Services
Access to international markets for our high-net-worth customers and institutional clients, and access to the Brazilian market to foreign institutional investors. XP Investments is a FINRA registered firm with offices in New York and Miami, and an FCA registered firm, with offices in London, Lisbon and Geneva
Mass-Affluent High-Net-Worth
XP Issuer Services	Product Structuring and Issuing	Product structuring and capital markets services for our corporate clients and issuers of fixed income products	Issuers Corporate

Open Product Platform
We offer our client and partners the XP Platform, which is an open product platform that provides our clients with the broadest access to investment products in the market, ranging from our own XP-branded products to those of our partners and our competitors. We believe the open nature of our product platform is highly differentiated in the market and a key driver of the early success of XP. Traditional financial institutions in Brazil tend to favor a closed-loop models which significantly restricts the selection of investment products made available to their customers to those that were created in-house or have significant embedded costs to drive promotion. For example, these products include:

Name	Type	Description	Clients

Brokerage Securities	Investment Products
Over 300 equity securities and futures, such as:
•Equities, iShares (ETFs) and Brazilian Depository Receipts (BDRs);
•Dollar, Ibovespa and rate futures; and
•Commodities, such as feeder cattle, coffee, soy; corn, ethanol, oil and gold.
•Retail •Institutional

Fixed Income Securities	Investment Products
Over 150 fixed income securities, including:
•Bank Deposits: LCI, LCA, CDB, and LC;
•Corporate Bonds: Debentures, CRI, CRA, LF and, FIDC;
•Sovereign Bonds: NTN-B, NTN-F, LTN, LFTs; and
•Interest Rate Swaps
•Retail •Institutional

Mutual, Hedge and Private Equity Funds	Investment Products	•Over 100 XP Asset Management Funds; •Over 400 third-party funds curated by XP from over 130 asset managers; and •Over 115 international funds.	•Retail •Institutional

Structured Products	Investment Products
Derivatives and synthetic instruments including:
•Derivatives – Structures set up with options, using the margin as security. Can be done with Index, Dollar, Shares, Interest, feeder cattle and corn commodities; and
•COE (Structured Operations Certificate) – Instruments combining fixed and variable income elements, with returns linked to assets indices such as exchange, inflation, shares and international assets. These products appear as one single (synthetic) asset for the client, facilitating monitoring of performance and single taxation, and can have lower costs compared with investing in assets/derivatives separately.
•Retail •Institutional

Pension Plans and Life Insurance	Investment Products
XP branded solutions and distribution of over 150 funds from 66 leading independent insurers and asset managers, including:
•Pension and social security funds; and
•Life and travel insurance products of the main independent providers, with similar characteristics to those offered in more developed markets.
•Retail •Institutional

Wealth Management Services	Investment Products	A suite of asset organization, succession planning and other services.	•Retail

Other Investment Products	Investment Products	•Real Estate funds of corporate assets logistics, retail and receivables; and •Equity and debt capital markets solutions.	•Retail •Institutional
Our Marketing, Sales and Distribution
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

Proprietary Media and Digital Content
Our media and digital content is an ecosystem of portals and initiatives that aim to democratize access to financial content in Brazil. It is composed of five key initiatives: InfoMoney, XP Educação, EXPERT, XP Influencers and Spiti. As we empower Brazilians on how to take investment decisions more independently, we help attract, retain and monetize our clients. We attract clients by providing multiple, ongoing touch points, which we believe help build brand awareness, trust and a greater familiarity and comfort level with investing. These initiatives provide us with a strong organic flow of prospective clients and a highly efficient source of customer acquisition. With millions of users navigating through our platforms monthly, we leverage big data analytical tools and artificial intelligence technology to help create an increasingly personalized experience that helps retain clients. Our content also helps our clients navigate and evolve through their journey as investors, which we believe helps them optimize their asset allocations over time.
•Infomoney – acquired in 2011, Infomoney is the largest investment-related website in Latin America, with approximately 9 million monthly unique visitors as of December 31, 2020, and appearing as top 10 result in Google searches for an average of approximately 65,000 keywords.

•XP Educação – a key part of our mission since our founding, XP Educação is a leading financial education portal in Brazil, with approximately 150,000 students. XP Educação provides seminars, classes and learning tools to help investors, entrepreneurs and executives to evolve through their respective journeys and according to their specific needs.

xp educação
TODOS OS CURSOS
QUEM SOMOS
ATENDIMENTO
CADASTRE-SE
ENTRAR
Aprenda a Investir em Opções _
O mercado de opções é magnético por natureza porque permite a um investidor ganhar 1.000% ou 2.000% com uma única operação de curto prazo.
INSCREVA-SE AGORA
Conheça mais sobre investimentos e m
financeiro para que seu dinheiro alcance a
taxas de rendimento
Ações
VER CURSOS
Derivativos
VER CURSOS
Renda Fixa
VER CURSOS
Criptomoedas
VER CURSOS
Educação Financeira
VER CURSOS
Outros Investimentos
VER CURSOS

•EXPERT – our proprietary investment phygital content platform, comprising a research group with over 30 specialists serving retail clients in Portuguese and institutional clients in English. This group produces a wide range of content, which includes insights into fixed income, equities, funds, REITs, asset allocation, economics, and politics, among others, covering from the basics to a more advanced content. Our digital research retail platform is free and has over 1 million unique monthly visitors that come to our website, which utilizes a robust SEO strategy to attract new viewers, along with educational content and in-person events. Including the EXPERT conference, our annual conference for clients, IFAs, and partners has become the largest investment event in Latin America. In 2019, we had approximately 30,000 attendees, over 180 sponsors, over 140 journalists in attendance, and over 940 news articles written about our event. EXPERT included a roster of world-renowned speakers, including former U.S. President Bill Clinton in 2018 and former Federal Reserve Chairman Ben Bernanke and Olympic medalist Michael Phelps in 2019. Due to the COVID-19 pandemic, the 2020 event was held 100% digitally and free of charge for the first time in its history. EXPERT, which was already considered one of the largest investment events in the world, attracted approximately 500,000 attendees on its own digital platform in 2020, a significant increase from prior years. The event had more than 200 speakers and a total of more than 200 hours of content. With “a new view for a new future” as its central theme, the event was attended by Malala Yousafzai, Ray Dalio, Howard Marks, Adena Friedman, Tony Blair, Magic Johnson, Nassim Taleb, Paulo Guedes, and Rodrigo Maia, among others.

•Digital Influencers – a proprietary program that promotes celebrity investment experts online and also includes content from senior XP executives who discuss our mission and culture. As of December 31, 2020, our influencers had over 5.9 million followers on Instagram, LinkedIn, YouTube and Twitter. We also had over 3.1 million additional follower profiles in our database from other sources. For example, our stock trading podcast, Stock Pickers, is among the largest podcasts in Brazil. We believe this proprietary network of influencers help listeners become more knowledgeable and comfortable with investments, creates greater brand awareness for our solutions, and enhances our connectivity with prospective clients and existing customers.
•Spiti – a digital platform which produces high-quality content for retail clients and relies on the reputation and expertise of Luciana Seabra and her team, with specialized coverage of various asset classes and which is fully aligned with our commitment to financial education and our mission to help Brazilians invest better. As of December 31, 2020, over 800,000 daily users were accessing the content provided by Spiti.
Omni-Channel Distribution Network
We onboard and serve our clients though our omni-channel distribution network, which enables us to deliver our products and services through a range of proprietary channels designed to provide different levels of service and functionality. These include:
•XP Direct – Our full-service website for mass-affluent clients, which provides access to all of our products and more sophisticated functionality.

•Rico – Our online-only solution for self-directed investors, which provides powerful, yet convenient and easy-to-use investment services, decision-making tools and custom-designed educational software applications. These are delivered through a simple, attractive and intuitive online portal that is supported by a dedicated marketing and digital media program. On September 14, 2020, we announced the elimination of brokerage fees for online stock trades at Rico.
•Clear – A part of XP since 2014, Clear was first to offer zero brokerage fees in Brazil. Clear’s goal is to provide its clients, both professional and novice investors, with the best investment experience at a low cost. One of Clear’s main highlights is an intuitive and simple Home Broker application that allows the user to invest in various asset classes in the equities and futures market such as options, stocks, ETFs and futures contracts, among others. Clear is a 100% digital service, with innovative collateral management tools and proprietary front ends designed for retail active traders, and is integrated with the best trading platforms available in the market.
•IFA Network – Our proprietary distribution network of approximately 8,000 IFA partners, who solicit new clients and help us onboard them as XP clients. These IFAs are located in approximately 670 offices in 143 cities across the country and form the largest independent financial advisor network in Brazil, which is a competitive advantage for XP. We believe our IFA partners choose to work with XP for a number of reasons, including (1) our deep understanding and appreciation of the IFA business model and our promotion of IFA careers given our origins as an IFA; (2) our dedicated suite of technology tools designed to help IFAs manage their businesses more effectively; (3) our trusted brand and reach across Brazil; and (4) our proprietary market information which, can help IFAs reach and sell their services to customers more effectively.

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
XP Genius Platform
Our core technology is XP Genius, which is an integrated, cloud-based technology platform with a modular architecture that is highly scalable and secure, and hosted in two fully redundant hot site data centers that operate with real time data synchronization. XP Genius enables us to:
•connect our various systems, micro-services, technologies and environments, enabling us to expand our capabilities modularly, while maintaining an efficient architecture and software code base;
•power our solutions and applications across our organization with integrated data harmonized code;
•manage our large, valuable and rapidly growing central database of proprietary data with the ability to access information in our data lake in real time;
•conduct our big data analytics and artificial intelligence initiatives, such as our online customer behavior monitoring and our machine learning techniques to identify deviations in customer information; and
•provide us with proprietary information and market insights from across our integrated ecosystem.
XP Innovation Development Teams
We have also built a dedicated innovation development program, called XP Innovation, which comprises approximately 1,100 people as of December 31, 2020, up from approximately 585 people in December 2019 and 350 people in December 2018. These dedicated technology resources develop and support our solutions by using agile software development methods and leveraging our significant technology and data assets. These include 16 XP Tribes, comprising two to three managers each, that help guide and support our development priorities across numerous projects, and 83 XP Squads, comprising autonomous integrated teams of eight to ten people, including a product owner and business expert, a UX specialist, a technology leader and several developers, that collaborate to create new technologies and solutions or improve our current offerings. These teams operate like 83 different start-up companies inside XP with a focus on the total customer experience, conducting client interviews, prototyping, behavior analysis and user tests. One of the most visible external examples of our technology capabilities is the suite of technology applications that we provide to our clients and partners.

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

Rede
Rede is an IFA management solution application developed for a desktop environment, that was designed to help an IFA run its business. It provides a comprehensive suite of CRM, account management and investing tools that enable IFAs to (1) access their customer’s information; (2) manage their customer relationships; (3) monitor their clients’ financial activity; (4) develop the best investment strategies for their clients based on key performance metrics; and (5) communicate with clients across a range of platforms.
HUB
HUB is an IFA management solution application, similar to Rede, but designed to help an IFA run its business on-the-go through a mobile application. HUB also provides a comprehensive suite of tools for IFAs that enable them to (1) access client information in real time; (2) manage their CRM application and organize their schedules and meetings on the go; (3) monitor client activity, net funding and upcoming maturities; (4) quickly define and chart investment strategies remotely; and (5) communicate with clients across a range of platforms and third-party applications.

Operacional
R$ 120.000,00
Simulações
Renda fixa
Tesouro Direto
Fundos de Investimentos

xp HUB

10
6
4

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
XP Mobile
XP Mobile is a suite of mobile apps for various XP websites, including XP Investimentos, Clear, Rico and XP Educação available in the Apple AppStore and GooglePlay store. In these stores, XP Investimentos and Rico apps had an average quality rating of 4.8 as of December 31, 2020. In December 2020, 57.5% of our active clients logged in the platform exclusively through our apps, 40.8% through both our websites and apps, and 1.7% only through our websites. In the same period, clients logged in through our apps an average of 21.6 times while clients who logged in exclusively through our websites averaged 8.6 times.
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
We closely measure our clients’ satisfaction and overall happiness with our services, across all of our brands, through quality indicators and surveys such as NPS and CSAT. These metrics are directly linked with our internal customer support personnel evaluation and compensation, which we believe reinforces our team alignment and commitment to proving high-quality customer service. We are also highly focused on delivering a highly positive overall client experience and are continuously investing in this area. We have a specific team of professionals that are dedicated to coordinating client experience improvement projects across each point of customer contact throughout our company. For example, this team has implemented various programs designed to reinforce our customer centricity mindset, such as:
•XP Tour – a guided tour that any client or prospect can attend to visit our main offices. During the tour, people can interact with our professionals, learn more about XP’s history and participate in pilot testing for new products and technology applications;
•Fale com Guilherme, or Talk to Guilherme – an open channel where anyone can send a suggestion, complaint or request directly to Guilherme Dias Fernandes Benchimol, our CEO; and
•Nossa! – a proprietary Wow! program, where any employee can suggest, design and create a unique experience for any client.
Our Fraud Prevention and Risk Management
Our fraud prevention and risk management operations are primarily managed by three different groups that are staffed with more than 70 employees dedicated to auditing and mitigating our company risk exposure. This team is composed of highly qualified personnel that come from a variety of backgrounds in other areas, such as telecommunications, credit card issuing, merchant acquiring, banking and the stock market. They are completely independent from our business functions and report directly to our Chief Risk Officer. These groups include:
•Corporate Risk – This group is focused on identifying, classifying and mitigating operational, reputational, environmental and strategic risks, including any potential internal fraud.
•Financial Risk – This group is focused on monitoring our financial positions and managing our exposure to liquidity risk, market risk, and credit risk; and
•Fraud Prevention – This group is comprised of fraud experts, data scientist, database administrators, investigators and regulator staff, who focus on managing our antifraud strategy and ensuring the legitimacy of client transactions. Their work entails (1) detecting and preventing potential external fraud with different models of client authentication, such as user logins; (2) managing our transaction verification services; (3) monitoring financial advisors activities; (4) employee and partner fingerprinting; (5) managing our data tokenization and token management technology; and (6) managing our biometric facial recognition technology, among others.

Competition
The Brazilian financial services industry is highly competitive and fast-changing. The markets for our solutions continue to evolve and are competitive in the asset classes, products and geographies in which we operate. We face competition to acquire customers from a variety of traditional and non-traditional financial institutions. Our primary competitors include traditional financial institutions, including Itaú Unibanco, Bradesco, Caixa, Banco do Brasil and Santander. Our other competitors include other financial services companies, such as Guide, Modal, Genial, Easyinvest (which was acquired by Nubank), Nova Futura, Inter DTVM and BTG Digital. We also compete with a range of other providers in some specific categories, such as asset management firms, insurance companies, investment banking firms, institutional brokerage firms, private banking and wealth management firms, digital banks and research reports providers.
The most significant competitive factors in this business line are prices as well as the quality, reliability, security and ease of our platform and solutions. We believe that our comprehensive products and services and geographic reach increasingly differentiate us from other market participants.
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
Our Regulatory Position
Two of our subsidiaries, XP CCTVM and Banco XP S.A., or Banco XP, perform activities that are subject to regulation in Brazil by the Central Bank. As required by the applicable Brazilian regulation, both must possess authorizations from the Central Bank in order to operate, as follows:
•XP CCTVM is authorized by the Central Bank to (1) be constituted and operate as a securities broker; (2) carry out operations in the foreign exchange market; and (3) receive direct or indirect foreign investments of up to 100% of its capital stock.
•Banco XP is authorized by the Central Bank to operate as a multi-purpose bank. On October 10, 2019, the board of officers of the Central Bank granted Banco XP’s authorization to operate as a multi-purpose bank, with both commercial and investment bank activities, as well as to carry out transactions in the foreign exchange market. The authorization was published in the National Official Gazette (Diário Oficial da União) on October 11, 2019. On November 13, 2019, the Central Bank authorized direct or indirect foreign investments in Banco XP of up to 100% of its capital stock.
Seven of our subsidiaries, XP CCTVM, XP Gestão, XP Advisory, XP Vista, XP PE, XP Allocation and Spiti, perform activities that are subject to regulation in Brazil by the CVM. As required by the applicable Brazilian regulation, they are authorized to operate by the CVM, as follows:
•XP CCTVM is authorized to provide securities portfolio management services and securities custody services;
•each of XP Gestão, XP Advisory, XP Vista, XP Allocation and XP PE are authorized to provide securities portfolio management services;

•Spiti is authorized to provide investment research to retail clients; and
•XP LT Gestão de Recursos Ltda. is a nonoperational subsidiary which will apply for the CVM authorization to provide securities portfolio management services through ANBIMA.

Two of our subsidiaries, XP Investments and XP Advisory US, Inc., or XP Advisory US, perform activities that require registration with and regulation by appropriate regulatory authorities in the United States, as follows:
•XP Investments is (1) registered as a securities broker-dealer with the SEC and in twenty-six U.S. states and territories; (2) registered with the U.S. Commodity Futures Trading Commission, or the CFTC, as an introducing broker; and (3) a member of the Financial Industry Regulatory Authority, or FINRA, and the National Futures Association, or the NFA, self-regulatory organizations overseen by the SEC and the CFTC, respectively; and
•XP Advisory US became registered as an investment adviser with the SEC on January 30, 2019. XP Advisory US was previously registered as an investment adviser in the state of Florida.
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
One of our subsidiaries, XP Portugal, is expected to perform activities that are subject to regulation by the CMVM, including operating as an investment advisory company. As required by the applicable regulation, it has applied to the CMVM for the authorization to operate, which is currently pending.
Two of our subsidiaries, XP Corretora de Seguros Ltda., or XP CS, and XP VP, perform activities that are subject to regulation by SUSEP. As required by the applicable regulation, both have obtained authorizations to operate from SUSEP, as follows:
•XP CS, our insurance broker-dealer, is authorized to operate as an insurance brokerage; and
•XP VP, our insurance company, is authorized to operate life insurance and private pension plans.
Regulatory Environment in Brazil
Our main subsidiaries in Brazil are subject to extensive regulation, such as those applicable to banks (in the case of Banco XP), securities and foreign exchange brokers (in the case of XP CCTVM), securities portfolio managers (in the case of XP Gestão, XP Advisory, XP PE, XP LT, XP Allocation Asset Management Ltda. and XP Vista), securities analysts (such as Spiti Análise Ltda.), insurance companies and insurance brokers (in the case of XP VP and XP CS, respectively).
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
Law No. 4,728 of July 14, 1965, as amended, or Law No. 4,728/65, regulates Brazilian capital markets through setting standards and various other mechanisms. Further, pursuant to Law No. 6,385 of December 7, 1976, as amended, or Law No. 6,385/76, the distribution and issuance of securities in the market, trading of securities and settlement and/or clearance of securities transactions all require prior authorization by the CVM. The banking and capital markets regulatory framework in Brazil is further supplemented by the regulation issued by CMN, CVM and the Central Bank, and self-regulation policies, such as those issued by various associations, over-the-counter organized markets and securities exchanges, that govern their members and participants, (for example, B3, the Brazilian Association of Financial and Capital Markets Entities, or ANBIMA and the Brazilian Association of Investment Analysts, or APIMEC). The incorporation and operation of financial institutions in Brazil depend on prior authorization from the Central Bank (under Decree No. 10,029 of September 26, 2019, the Brazilian Executive Branch granted authority to the Central Bank to approve foreign investments in financial institutions. Such decree was further regulated by Circular No. 3,977 of January 22, 2020), and are also subject to oversight from the CVM when they participate in the Brazilian capital markets (such as XP CCTVM).
Financial institutions in Brazil can operate under various forms—such as commercial banks, investment banks, credit, financing and investment companies, cooperative banks, leasing companies, securities brokerage companies, securities distributor companies, real estate credit companies, mortgage companies, among others—all of which are regulated by different rules issued by the CMN, the Central Bank, and, if such financial institutions participate in capital markets activities, the CVM. In addition, like financial institutions, stock exchanges are also subject to CMN, the Central Bank, and the CVM approval and regulation as well in accordance with Law No. 4,728/65.
Pursuant to Banking Law, CMN Resolution No. 4,122 of August 2, 2012, as amended, or CMN Resolution No. 4,122, and CMN Resolution No. 1,655 of October 26, 1989, financial institutions must seek approval from the Central Bank, and, in certain cases, the CVM when appointing managers (including directors, officers and members of certain statutory boards, such as fiscal councils). According to Law No. 4,728/65, for securities brokerage firms (such as XP CCTVM), managers are subject to further restrictions and are prohibited from working for or fulfilling any administrative, advisory, tax or decision-making positions at entities listed on the Brazilian stock exchange. In addition, managers of XP CCTVM are prohibited from filling managerial functions in other brokerage firms authorized to carry out foreign exchange transactions pursuant to CMN Resolution No. 1,770 of November 28, 1990.
According to CMN Resolution No. 2,723 of May 31, 2000, with the exception of (1) equity interests typically held in proprietary investment portfolios by investment banks, development banks, development agencies (agências de fomento) and multiservice banks (bancos múltiplos); and (2) temporary equity interests not categorized as permanent assets (ativos permanentes) and not subject to consolidation by the financial institution, financial institutions must receive prior authorization from the Central Bank to hold capital interest of other companies. In order to receive authorization, the financial institutions’ activities must justify the need to hold capital interest for other companies; however, should the financial institutions participate in underwriting activities falling under certain exceptions established by the CMN, they will not need to provide justification.
In addition, as a principle, according to the Banking Law, Brazilian financial institutions are banned from granting loans or cash advances to their managers (officers, directors, and members of advisory boards, as well as their relatives). Certain exceptions to such restrictions are set forth in CMN Resolution No. 4,693 of October 29, 2018.
Furthermore, XP CCTVM and XP VP are required to maintain certain levels of regulatory capital, as determined by the Central Bank and SUSEP, respectively. For further information, see note 39 to our audited consolidated financial statements included elsewhere in this annual report.

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
Third-Party Funds Management
XP Gestão, XP Advisory, XP Vista, XP PE Gestão de Recursos Ltda. and XP Allocation Asset Management Ltda. are asset managers licensed to operate by, and subject to the rules and oversight of, the CVM, pursuant to Law No. 6,385/76 and CVM Resolution No. 21 of February 25, 2021, as amended, or CVM Resolution No. 21. XP LT Gestão de Recursos Ltda. is subject to the same regulation. and will apply for the CVM authorization to provide securities portfolio management services.
CVM Resolution No. 21 defines asset/portfolio management activities as professional activities directly or indirectly related to the operation, maintenance and management of securities portfolios, including the investment of funds in the securities market on behalf of clients.
CVM Resolution No. 21 provides for two categories of asset managers: (1) trustee administrator and/or (2) portfolio manager. XP Gestão, XP Advisory, XP Vista and XP PE Gestão de Recursos Ltda. and XP Allocation Asset Management Ltda. are registered as portfolio managers; and XP LT Gestão de Recursos Ltda. is planning to apply to register with the CVM. To be authorized by the CVM to engage in such activity, legal entities that operate as asset managers must (1) have a registered office in Brazil; (2) have securities portfolio management as a corporate purpose and be duly incorporated and registered with the National Register of Legal Entities – CNPJ; (3) have one or more officers duly certified as asset managers as approved by CVM to take on liability for securities portfolio management, pursuant to CVM Resolution No. 21; (4) appoint a compliance officer and a risk management officer; (5) be controlled by reputable shareholders (direct and indirect), who have not been convicted of certain crimes detailed in article 3, VI of CVM Resolution No. 21; (5) who is not unable or suspended from occupying a position in financial institution or other entities authorized to operate by the CVM, the Central Bank, SUSEP or PREVIC, and have not been banned from asset management activities by judicial or administrative decisions; (6) put in place and maintain personnel and IT resources appropriate for the size and types of investment portfolio it manages; and (7) execute and provide the applicable forms to the CVM so as to prove its capacity to carry out such activities, pursuant to CVM Resolution No. 21. Under CVM Resolution No. 21, asset management must, among other requirements, conduct their activities in good faith, with transparency, diligence and loyalty with respect to their clients and perform their duties with the aim of achieving their investment objectives. This same regulation requires asset managers to maintain a website, with extensive current information, including, but not limited to, (1) an updated annual filing form (formulário de referência); (2) a code of ethics; (3) rules, procedures and a description of internal controls in order to comply with CVM Resolution No. 21; (4) a risk management policy; (5) a policy of purchase and sale of securities by managers, employees and the company; (6) a pricing manual for assets from the securities portfolios managed by such asset manager, even if the manual has been developed by a third party; and (7) a policy of apportionment and division of orders among the securities portfolios.

Moreover, under CVM Resolution No. 21, asset management firms are forbidden from (1) making public assurances of profitability levels based on the historical performance of portfolio and market indexes; (2) modifying the basic features of the services they provide without following the prior appropriate procedures under the asset management agreement and regulations; (3) making promises as to future results of the portfolio; (4) contracting or granting loans on behalf of their clients, subject to certain exceptions set out in regulation; (5) providing a surety, corporate guarantee, acceptance or becoming a joint obligor in any other form, with respect to the managed assets; (6) neglecting, under any circumstances, the rights and intentions of the client; (7) trading the securities from the portfolios they manage with the purpose of obtaining brokerage revenues or rebates for themselves or third parties; or (8) subject to certain exceptions set out in the regulation, acting as a counterparty, directly or indirectly, to clients.
IFAs
The activity of IFAs (agentes autônomos de investimentos) is regulated by CVM Resolution No. 16 of February 9, 2021, as amended, or CVM Resolution No. 16, and Comment Letter No. 4/2018-CVM/SMI. Pursuant to such rules, IFAs are individuals, acting as agents and representatives for an institution integrating securities distribution systems, registered with the CVM to conduct client development and attraction, to receive and register orders and transmit such orders to the appropriate trading or registration systems and to provide information on the products offered and on the services provided by the institution that hired them. Although they are individuals, CVM Resolution No. 16 allows IFAs to carry out their activities through an unlimited liability partnership (sociedades simples) or sole proprietorship (firma individual), incorporated for this specific purpose, which must also be registered with the CVM. The IFAs must be engaged by an institution integrating the securities distribution system.
In carrying out their services, the IFA must act with integrity, good faith and professional ethics, applying the care and diligence expected from a professional in its position, with respect to clients and its employer.
As set forth in CVM Resolution No. 16, IFAs (or the legal entities incorporated by them) are prohibited from certain activities, including, but not limited to:
•receiving from or giving to clients or on behalf of clients, for any reason, and as remuneration for the rendering of any services, money, bonds or securities or other assets; acting as an attorney-in-fact or representative of clients before institutions that are part of the securities distribution system, for any purpose; and
•contracting with clients or performing, even if free of charge, services related to securities portfolio management, consultancy or analysis of securities.
In addition, the following provisions of CVM Resolution No. 16 are noteworthy:
•IFAs must work exclusively for one principal and may only act for one intermediary, with the exception of the distribution of quotas of investment funds by IFAs;
•agents shall be transparent with their clients regarding details of their employer and its contractual relationship with the investor;
•IFA acting through a legal entity (pessoa jurídica) may not accept partners that are not accredited as IFAs; and
•agents must not delegate to third parties, in whole or in part, obligations under their contract with their employer.
The brokerage firms are responsible for verifying their respective IFAs and for overseeing their activities and compliance with the applicable law. They may even be held responsible for malpractice or misconduct by such agents acting in their capacities as such.
On July 1, 2019, the CVM issued Public Hearing Release SDM No. 03/19, or Release SDM 3/19, which may result in significant changes in CVM Resolution No. 16, such as: (1) providing authorization for IFAs incorporated as corporations, limited liability partnerships and/or other partnerships; (2) abolishing or creating exceptions to the exclusivity rule that IFAs are subject to; and (3) amending transparency rules in connection with the activities of IFAs, in particular the disclosure of compensation received by IFAs (which is currently not required to be disclosed to investors). According to Release SDM 3/19, suggestions from the general public were to be provided by August 30, 2019. We cannot predict what actual changes may arise from such process. Please see “Item 3. Key Information—D. Risk Factors—Certain Risks Relating to Our Business and Industry—XP CCTVM Depends in Part on the Performance of Its IFAs. If XP CCTVM Is Unable to Hire, Retain and Qualify Such IFAs, Our Business May Be Harmed.”

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
Certain controls are temporary in nature and may vary from time to time in accordance with the relevant government’s or regulator’s credit policies, including:
•minimum capital requirements;
•compulsory reserve requirements;
•lending limits and other credit restrictions; and
•accounting and statistical requirements.
The following rules are applicable to multi-purpose banks, such as Banco XP:
•they shall ensure the adequacy of products and services for customers’ needs, interests and objectives, as well as the integrity, reliability, security and confidentiality of transactions, services and products;
•they may not own real estate other than the property they occupy, unless they take possession of real estate in satisfaction of a debt or when expressly authorized by the Central Bank, subject to certain CMN rules. Moreover, the total amount of fixed assets must be limited to 50.0% of the institution’s regulatory working capital;
•they shall comply with the principles of selectivity, guarantee, liquidity and risk diversification;
•financial institutions are prohibited from granting loans or advances without an appropriate agreement formalizing such debt;
•financial institutions may not grant loans to, or guarantee the transactions of, their affiliates, except in certain limited circumstances (see “—Other Rules Transactions with Affiliates” below);
•the registered capital and total net assets of financial institutions must be compatible with the rules governing share capital and minimum capitalization enforced by the Central Bank for each type of financial institution; and
•financial institutions shall maintain internal policy and procedures governing their relationships with clients and users of their products and services.
In recent years, CMN has issued rules with the intention of modernizing financial services and retail banking. On September 26, 2019, CMN issued Resolution No. 4,753, which, effective as of January 1, 2020, replaces and consolidates a series of sparse CMN Resolutions dealing with the opening of bank accounts, which were issued over the years due to changes made to enable the creation of new products and services for specific public/clients, such as the rules applicable to “simplified accounts,” previously governed by Resolution No. 3,211 of June 30, 2004, and CMN Resolution No. 4,480 of April 25, 2016, as amended, which used to regulate the opening and closing of bank deposit accounts by Brazilian residents through the exclusive use of electronic means and set forth terms and conditions applicable thereto. In addition, pursuant to CMN Resolution No. 4,479 of April 25, 2016, CMN created exemptions to requirements applicable to physical bank branches for bank accounts opened through electronic means. CMN Resolution No. 4,753 amended and consolidated many of these disparate rules enacted over the years, effective as of January 1, 2020.
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
According to CMN Resolution No. 4,658 of April 26, 2018, as amended by CMN Resolution No. 4,752, of September 26, 2019, financial institutions and other institutions authorized to operate by the Central Bank must implement cybersecurity policies in order to ensure the integrity of their data systems. Under such Resolution, which regulates cybersecurity policies and the requirements for contracting data processing, storage and cloud computing services, covered institutions are required to appoint an officer who will be responsible for implementing and overseeing cybersecurity policy, and to adopt procedures and controls to prevent and respond to cybersecurity incidents.
The Cybersecurity Regulation also requires relevant institutions to provide an annual report to the Central Bank disclosing any cybersecurity incidents as well as remediation efforts. In addition, communication to the Central Bank is required should any third-party service providers be hired for data processing, storage and cloud computing services. When services are rendered abroad, there are additional requirements for contracting, including the existence of a cooperation agreement between the Central Bank and the supervisory authority of the foreign country, or, absent such cooperation agreement, such contracting is subject to the prior approval of the Central Bank.
Last year, the SUSEP, the CVM and the Central Bank issued regulation approving a regulatory sandbox model in Brazil. The implementation of such a regulatory regime is expected to promote the development of more inclusive and higher quality products and services and to foster constant innovation in the financial, security and capital markets.
Securities Analysts
The activity of securities analysts (analista de valores mobiliários) is regulated by CVM Resolution No. 20, of February 25, 2021, and by CVM Circular Letter No. 2/2019/CVM/SIN, of March 1, 2019. Pursuant to such rules, securities analysts are individuals or legal entities that, on a professional basis, prepare analyst reports for publication, disclosure or distribution to third parties, even if limited to certain clients. For purposes of CVM Resolution No. 20, “analyst reports” mean any texts, follow-up reports, studies or analyses regarding specific securities or issuers that may assist or influence investors in the investment decision process.
Securities analysts must be registered before a certifying entity duly authorized by CVM. Currently, the certification of securities analysts is carried out by APIMEC, which also serves as a self-regulatory entity for securities analysts.
In carrying out its services, securities analysts must act with integrity, good faith and professional ethics, and the analysts’ reports must be prepared by the analyst applying the care and diligence expected from a professional in its position.
As set forth in CVM Resolution No. 20, except in relation to the cases set forth therein, securities analysts (both individuals and legal entities) and other professionals that effectively participate in the preparation of the reports, are prohibited from the following activities:
•issue analyst reports aiming to obtain, for itself or for third parties, unfair advantages;
•omit information about conflicts of interest in analyst reports;
•trade, on behalf of itself or of third parties, securities covered by the analysts’ reports or derivatives backed in such securities for a period of 30 days prior to and five days after the disclosure of the analyst report about such security or its issuer;
•trade, on behalf of itself or of third parties, securities covered by the analyst reports or derivatives backed in such securities in the opposite direction of the recommendations or conclusions expressed in the analyst reports for (i) six months as of the disclosure of such report; or (ii) until the disclosure of a new report about the same issuer or security, if such disclosure occurs within the six-month period mentioned above;
•participate, directly or indirectly, (i) in any activity related to the public offering of securities, including sales efforts involving products or services related to the capital markets and efforts for prospecting new clients or jobs; (ii) in the structuring of financial products and securities; and (iii) in any activity related to M&A financial consulting; and

•disclose the analyst reports or their content, even partially, to persons that are not part of the analyst team, in particular the issuer or the securities the subject of the analyst report before its publication, disclosure or distribution through the proper channels.
Securities analysts operating as legal entities are responsible for declaring in a clear and highlighted manner, whenever applicable, in all analysts’ reports that are published, disclosed or distributed, situations that may impact the report’s impartiality or that are or may be a conflict of interest.
Among others, CVM Resolution No. 20 considers that a conflict of interest may exist whenever the securities analyst entity, its controlled entities, controlling shareholders or entities under common control (i) have a relevant equity participation in the issuer covered by the analyst report, and vice versa; (ii) have relevant financial and commercial interests over the issuer or the securities covered by the analyst report; (iii) are involved in the acquisition, selling or intermediation of securities covered by the analyst report; and (iv) are paid for other services rendered to the issuer covered by the report or its related parties.
Main Regulatory Entities
National Financial System
The main regulatory authorities in the Brazilian financial system are the CMN, the Central Bank and the CVM. In addition, most Brazilian investment banks, brokerage firms, securities distributers and asset managers are associated with and subject to the self-regulatory rules issued by ANBIMA.
In addition, trading segments managed by B3 are self-regulated and supervised by BSM — Supervisão de Mercados, or BSM, a nonprofit organization that forms part of the B3 group.
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
According to Banking Law, the CMN’s main responsibilities are to oversee the regular organization, operation and inspection of entities that are subject to the Banking Law, as well as the enforcement of applicable penalties. In addition, Law No. 4,728/65 delegates to the CMN the power to set general rules for underwriting activities for resale, distribution or intermediation in the placement of securities, including rules governing the minimum regulatory capital of the companies that contemplate the underwriting for resale and distribution of instruments in the market and conditions for registration of the companies or individual firms which contemplate intermediation activities in the distribution of instruments in the market. The CMN has the power to regulate credit transactions involving Brazilian financial institutions and Brazilian currency, supervise the foreign exchange and gold reserves of Brazil, establish saving and investment policies in Brazil and regulate the Brazilian capital markets. The CMN also oversees the activities of the Central Bank, the CVM and SUSEP. Other CMN responsibilities include:
•coordinating monetary, credit, budget and public debt policies;
•establishing policies on foreign exchange and interest rates;
•seeking to ensure liquidity and solvency of financial institutions;
•overseeing activities related to the stock exchange markets;
•regulating the structure and operation of financial institutions;
•granting authority to the Central Bank to issue currency and establish reserve requirement levels; and
•establishing general guidelines for the banking and financial markets.

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
Other important responsibilities of the Central Bank are as follows:
•controlling and approving the organization, operation, transfer of control and corporate reorganization of financial institutions and other institutions authorized to operate by the Central Bank;
•managing the daily flow of foreign capital and derivatives;
•establishing administrative rules and regulation for the registration of foreign investments;
•monitoring remittances of foreign currency;
•controlling the repatriation of funds (in case of a serious deficit in Brazil’s payment balance, the Central Bank may limit remittances of profits and prohibit remittances of capital for a limited period);
•receiving compulsory collections and voluntary deposits in cash from financial institutions;
•executing rediscount transactions and granting loans to banking financial institutions and other institutions authorized to operate by the Central Bank;
•intervening in the financial institutions or placing them under special administrative regimes, and determining their compulsory liquidation; and
•acting as depositary of the gold and foreign currency.
CVM
The CVM is a federal authority responsible for implementing the CMN’s policies related to the Brazilian capital market and for regulating, developing, controlling and inspecting the securities market.
The main responsibilities of the CVM are the following:
•regulating the Brazilian capital markets, in accordance with Brazilian corporation law and securities law;
•setting rules governing the operation of the securities market;
•defining the types of financial institutions that may carry out activities in the securities market, as well as the kinds of transactions that they may perform and services that they may provide in such market;
•controlling and supervising the Brazilian securities market through, among others:
•the approval, suspension and delisting of publicly held companies;
•the authorization of brokerage firms to operate in the securities market and public offering of securities;

•the supervision of the activities of publicly held companies, stock exchange markets, commodities and future markets, financial investment funds and variable income funds;
•the requirement of full disclosure of relevant events that affect the market, as well as the publication of annual and quarterly reports by publicly held companies;
•the imposition of penalties; and
•permanently supervising the activities and services of the securities market, as well as the dissemination of information related to the market and the amounts traded therein, to market participants.
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
Pension and Insurance
SUSEP and CNSP
In Brazil, the regulation of insurance, coinsurance, retrocession, capitalization, supplementary pension schemes and brokerage is carried out by CNSP and SUSEP.
SUSEP is an independent agency in charge of implementing and conducting the policies established by CNSP and the supervision of the insurance, coinsurance, retrocession, capitalization, supplementary pension schemes and brokerage. SUSEP neither regulates nor supervises (1) the supplementary pension entities that are regulated by the SPC; and (2) the operators of private healthcare assistance plans, which are regulated by ANS. With the enactment of Supplementary Law No. 126 on January 15, 2007, the CNSP and SUSEP are also responsible for the regulation of the Brazilian reinsurance market.
CNSP is made up of one representative of each one of the following bodies: Ministry of Social Security, the Central Bank, Ministry of Economy, Ministry of Justice, the CVM and the superintendent of SUSEP — Private Insurance Authority.
The supplementary insurance and pension sectors in Brazil are subject to overlapping regulations. Decree-Law No. 73 of November 21, 1966, as amended, sought to centralize the legislation and inspection activities in the sector by creating the National Private Insurance System – SNSP, composed of (1) CNSP; (2) SUSEP; (3) insurance companies duly authorized to operate in the private insurance market; (4) the reinsurance companies; and (5) duly qualified and/or registered insurance brokers. CNSP is linked to the Ministry of Economy and its main roles include establishing the guidelines and rules for the private insurance policy in Brazil; regulating the incorporation, organization, operations, and inspection of insurers, reinsurers, supplementary open pension funds, and capitalization companies as well as establishing capital thresholds for such entities; establishing the general characteristics of insurance and reinsurance contracts; establishing general guidelines for insurance, reinsurance, supplementary open pension funds, and capitalization operations; establishing general accounting and statistical rules as well as legal, technical, and investment limits for the operations of insurers, reinsurers, supplementary open pension funds, and capitalization companies; and regulating insurance and reinsurance broker activities and profession.

SUSEP’s main roles include processing application requests of incorporation, organization, operations, and inspecting insurers, reinsurers, supplementary open pension funds, and capitalization companies; issuing instructions and circular letters in connection with the regulation of insurance, reinsurance, supplementary open pension funds, and capitalization operations, in accordance with CNSP guidelines; setting forth the conditions of insurance plans to be used by the insurer market; approving limits for the operations of supervised companies; authorizing the use and release of assets and amounts given in guaranty for technical provisions and discretionary capital; inspecting and implementing the general accounting and statistical rules set forth by CNSP; inspecting the operations of supervised companies; and conducting the liquidation of supervised companies.
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
Working in close collaboration with CVM and the Central Bank, BSM acts to ensure that institutions and their professionals comply with market regulations, by:
•conducting market surveillance — BSM monitors all orders and trades in B3’s markets in order to identify signs of irregularities;
•auditing — BSM audits all B3 participants to ensure their compliance with the regulations and to identify possible violations of market rules;
•imposing punitive processes and other enforcement actions — when violations of regulations occur, BSM adopts guidance, persuasion or disciplinary measures such as letters of recommendation, letters of censure or administrative sanctioning proceedings, in accordance with the severity of the violation that has been identified; in addition, BSM can, in connection with administrative sanctioning proceedings, apply penalties to or enter into Terms of Commitment (termo de compromisso) with the accused;
•providing compensation for loss — BSM analyzes and adjudicates complaints presented to the Investor Compensation Mechanism (MRP), which awards damages of up to R$120,000 to investors harmed by a B3 participant’s inappropriate activity; and
•facilitating market development — BSM develops education initiatives, rule enhancements and institutional relationships with market participants, regulatory bodies and international organizations.
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
In accordance with the Basel Committee principles, other relevant rules for financial institutions are CMN Resolution No. 4,192, as modified by CMN Resolution No. 4,851 of August 27, 2020, and CMN Resolution No. 4,193, which set out the methodology for calculating the reference capital and the ascertainment of the minimum requirements for the reference capital, the main capital and additional capital. Said resolutions are complemented by various Central Bank circulars and circular letters, among which is Central Bank Circular No. 3,644 of March 4, 2013.
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
The Central Bank is the authority empowered to determine this sort of regime, which shall take place (1) in case the financial institution (i) performs recurring practices against the economic and financial policies provided in federal law; (ii) faces a shortage of assets; (iii) fails to comply with the compulsory banking reserve rules; (iv) has a reckless or fraudulent management or (2) in case of the existence of any of the reasons for an intervention by the Central Bank, as provided for in Law No. 6,024/74.
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
Intervention
Law No. 6,024/74 granted the Central Bank the power to appoint a liquidator to intervene in the transactions or liquidate any financial institution other than public financial institutions controlled by the Federal Government. The intervention may be ordered at Central Bank’s discretion, if the following is verified:
•due to mismanagement, the financial institution has suffered losses exposing creditors to risk;
•the financial institution has consistently violated Brazilian banking laws or regulation; or
•such intervention constitutes a viable alternative to the liquidation of the financial institution.
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
The Central Bank will order the extrajudicial liquidation of the financial institution if:
•the economic or financial situation of the institution is at risk, particularly when the institution fails to comply with its obligations in a timely manner, or upon occurrence of an event that indicates a state of insolvency according to LFRJE’s rules;
•management seriously violates the banking laws, rules or regulation;
•the institution suffers a loss that subjects its unprivileged and unsecured creditors to severe risk; or
•upon revocation of the authorization to operate, the institution fails to initiate, within 90 days, its ordinary liquidation, or, if initiated, the Central Bank verifies that the pace of the liquidation may harm the institution’s creditor.
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

Transactions with Affiliates
The Banking Law (paragraph 4, article 34), as amended by Law No. 13,506 of November 13, 2017, or Law No. 13,506, prohibits financial institutions from conducting credit transactions with related parties, except in certain specific circumstances as provided below. Pursuant to CMN Resolution No. 4,693 of October 29, 2018, the following persons are considered related parties of a financial institution for the purpose of such restriction:
•its controlling shareholders (individuals or legal entities), pursuant to Article 116 of Law No. 6,404/76;
•its officers and members of statutory or contractual bodies;
•spouses, partners and blood relatives up to the second degree of individuals specified in items (a) and (b);
•its individual shareholders with stakes equal to or greater than 15% in its capital, or Qualified Equity Interest; and
•its legal entities:
•with Qualified Equity Interest in the financial institutions’ capital stock;
•in which capital, directly or indirectly, the financial institution holds Qualified Equity Interest;
•in which the financial institution holds effective operational control or relevance in the deliberations, regardless of the equity interest held; and
•with a common officer or board member in relation to the financial institution.
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
Law No. 13,506, Central Bank Circular No. 3,857 of November 14, 2017 and CVM Instruction No. 607 of June 18, 2019, regulate administrative sanctioning proceedings as well as the various penalties, consent orders, injunctive measures, fines and administrative settlements imposed by the Central Bank and the CVM.
Law No. 13,506 is noteworthy, as it:

•sets fines imposed by the Central Bank of up to R$2 billion or 0.5% of the entity’s revenue, arising from services and financial products provided in the year prior to the violation;
•limits fines imposed by the CVM to the greater of the following amounts: R$50 million, twice the value of the irregular transaction, three times the amount of the economic gain improperly obtained or loss improperly avoided, or twice the damage caused by the irregular conduct. Repeat offenders may be subject to treble the amounts above;
•provides for the suspension, disqualification and prohibition from engaging in certain activities or transactions in the banking or securities market for a period of up to twenty years;
•temporarily bans offending individuals from serving in any managerial capacity for financial institutions;
•imposes coercive or precautionary fines of up to R$100,000 per day, subject to a maximum period of 30 days in punitive fines;
•defines the scope of the Central Bank’s regulatory authority;
•prohibits the offending institutions themselves from participating in the markets;
•provides for a penalty of “public admonition” in place of “warning”, imposed by the Central Bank;
•empowers the Central Bank to enter into cease-and-desist commitments;
•empowers the Central Bank and the CVM to enter into administrative agreements;
•provides the CVM with the authority to ban the accused from contracting with official Brazilian financial institutions and participating in public bidding processes for a period of up to five years; and
•redefines related party transactions.
Penalties may be aggregated, and are calculated based on the following factors:
•gains obtained or attempted to be gained by the offender;
•economic capability to comply;
•severity of the offense;
•actual losses;
•any recurrence of the offense; and
•the offender’s cooperativeness with the investigation.
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

Regulation Against Money Laundering and Bank Secrecy in Brazil
Law No. 9,613 of March 3, 1998, as amended by Law No. 12,683 of July 9, 2012, or the Anti-Money Laundering Law, and Law No. 13,506 of November 13, 2017 (related to administrative procedures and enforcement conducted by CVM and the Central Bank), plays a major regulatory role in the oversight of banking and financial and insurance activities in Brazil. The Anti-Money Laundering Law sets forth the rules and the penalties to be imposed upon persons engaging in activities that constitute “laundering” or the concealing of property, cash or assets acquired or resulting from any kind of criminal activity. Such regulation further prohibits individuals from using the financial system for the aforementioned illicit acts.
Pursuant to the Anti-Money Laundering Law, banks (such as Banco XP), securities brokers (such as XP CCTVM), securities distributors, asset managers (such as XP Gestão, XP Advisory and XP Vista), leasing companies, credit card companies, insurance companies and insurance brokers (such as XP VP and XP CS, respectively), among others, must (1) identify and maintain up-to-date records of their clients, for a period of at least five years; (2) keep up-to-date records of all transactions, for a period of at least five years, in Brazilian and foreign currencies, involving securities, bonds, credit, financial instruments, metals or any asset that if converted into cash exceed the amount set forth by the competent authorities, and which shall be in accordance with the instruction issued by these authorities; (3) keep up-to-date records of all transactions, for a period of at least five years, in Brazilian and foreign currency, involving securities, bonds, credit, instruments, metals, or any asset that if converted into cash exceed the applicable minimum amount set forth by the relevant authorities, such transactions must be in accordance with guidance on amount, timing and counterparties from the relevant authorities; (4) adopt AML internal control policies and procedures that are compatible with the size of the company; (5) register and maintain up-to-date records with the appropriate regulatory agency (i.e., the Brazilian Financial Intelligence Unit (Unidade de Inteligência Finceira), or “UIF,” CVM and/or SUSEP); (6) comply with COAF’s requests and obligations; (7) pay special attention to any transaction that, in light of the provisions set forth by competent authorities, may indicate the existence of a money laundering crime; (8) report all transactions referred to in items ii, iii and vii to UIF within twenty-four hours, while abstaining from notifying their customers of such report; and (9) confirm to the applicable regulatory agency (i.e., UIF, CVM and/or SUSEP) that no offending transactions have occurred.
In accordance with Circular No. 3,461 enacted by the Central Bank on July 24, 2009, as amended, or Central Bank Circular No. 3,461, financial institutions are required to (1) maintain updated client registration data (including declarations regarding the purposes and nature of the transactions and verification of the of clients’ statuses as politically prominent persons); (2) adopt preventative internal policies and procedures; (3) record transactions involving amounts in national or foreign currencies, securities, metals or any other assets that may be converted to cash, including specific records for the issuance or reloading of amounts in the form of prepaid cards; (4) maintain records of all financial services provided and all financial transactions carried out with clients or on their behalf as well as consolidated information that allows for verification of the flow of funds, the economic activity and financial capacity of the client, the origin of funds and end beneficiaries of the transactions; (5) maintain records of transactions carried out by individuals or legal entities that involve the same groups of companies, in an amount greater than R$10,000.00 over the course of a calendar month or transactions that reveal patterns of activity that indicate a scheme to prevent identification; (6) review transactions or proposals that may indicate criminal activities; (7) maintain records of all transfers of funds related to (i) deposits, electronic transfers, checks, among others, and (ii) issuance of checks, payment orders, among others, in amounts greater than R$1,000.00; (8) maintain records of issuances or loading of credit cards that allow the identification of transactions in amounts greater than R$100,000.00 or which reveal patterns of activity that indicate a scheme to prevent identification; (9) maintain records of transaction activities in amounts greater than R$100,000.00 in cash or which reveal patterns of activity that indicate a scheme to prevent identification; and (10) notify the relevant authority of any transaction that may be deemed suspicious by the financial institution.
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

Along the same lines, CVM Instruction No. 617 of December 5, 2019, as amended, or CVM Instruction No. 617, which entered into force on July 1, 2020, establishes, among other obligations, that persons who engage in, on a permanent or occasional basis, as a main or ancillary activity, cumulatively or not, the custody, issuance, distribution, settlement, trade, intermediation, consultancy or management of bonds or securities, and independent audit within the scope of the stock exchange market must adopt rules, procedures and internal controls in accordance with previously and expressly established procedures to confirm the registration information of its clients, keep such information updated and monitor the transactions carried out thereby, so as to prevent the use of the account by third parties and identify the end beneficiaries of the transactions, such entities shall also identify and closely monitor the business relations maintained with politically exposed person. Under CVM Instruction No. 617, the following should be monitored: (1) situations in which (a) it is not possible to maintain current their client registration information, (b) it is not possible to identify the ultimate beneficial owner of a transaction and/or (c) independent auditors are unable to undertake the verifications required by article 19 of CVM Instruction No. 617; (2) transactions in amounts incompatible with the transacting parties’ professional occupation, income, and/or equity/financial position (applicable to natural person); (3) transactions incompatible with the transacting parties’ economic activity, corporate purpose or income, when compared with the operational pattern adopted by clients with the same profile (applicable to legal entities); (4) repeated transactions between the same parties, through which one or all of the parties involved has registered consistent gains or losses; (5) transactions indicating a material discrepancy between the volume and/or frequency of the business of the parties involved; (6) transactions that may involve identity deception of the parties involved and/or their beneficiaries; (7) transactions that may indicate insubordinate acts committed by agents against their principals; (8) transactions reflecting a sudden and objectively unjustified change in the operations of the persons involved; (9) transactions reflecting a complexity and risk profile incompatible with the investment profile (suitability) of the client or its agent and/or the clients’ size and corporate purpose; (10) transactions carried out with the purpose of generating loss or gain for which there is no objective economic basis; (11) private transfers, without apparent reason, of funds and securities; (12) deposits or transfers made by third parties in order to settle client transactions or in order to provide collateral in transactions in future settlement markets; (13) payments made to third parties, in any form, by means of settlement of transactions or redemption of amounts deposited as collateral, registered in the client’s name; (14) transactions made with off market prices; (15) transactions and situations related to people with suspicions to be involved with terrorist acts; (16) transactions with the participation of individuals residing, or entities organized, in countries that either do not follow or insufficiently follow the recommendations from the Financial Action Group against Money Laundering and Terrorism Financing – GAFI, or in countries with favorable taxation and subject to privileged tax regimes, pursuant to the regulation issued by the Brazilian Federal Revenue; (17) transactions settled in cash, if and where permitted; (18) transactions with individuals considered to be Politically Exposed Persons; (19) the business relationship maintained with Politically Exposed Persons, non-resident investors (especially when incorporated as trusts) and private banking; (20) the proposals of new relationships and operations with Politically Exposed Persons, including those from countries with which Brazil has a large volume of financial and commercial transactions, common borders or ethnic, linguistic or political proximity; (21) clients that have become, since the beginning of the relationship with the institution or have already initially been considered to be Politically Exposed Persons, and apply the treatment of items (18) and (19) above; and (21) the origin of the resources involved in the transactions of clients and beneficiaries identified as Politically Exposed Persons.
On March 3, 1998, the Federal Government created the Council of Control of Financial Activities, or the COAF, that was reviewed and changed in 2019 and in 2020. Pursuant to Federal Law No. 13,974/2020, COAF was transformed into the Brazilian Financial Intelligence Unit (Unidade de Inteligência Finceira), or UIF. UIF’s purpose is to verify, examine, identify and apply administrative penalties to any suspicious or unlawful activities related to money laundering in Brazil, without prejudice to the jurisdiction of other bodies and entities, as well as report suspicious activities to the prosecutors and the police. UIF’s full commission is composed of a president appointed by the President of the Central Bank and by a representative of each one of the following bodies and entities: (1) the Central Bank; (2) the CVM; (3) the Ministry of Foreign Relations; (4) SUSEP; (5) the Federal Revenue Office; (6) the Federal Police Department; (7) the Brazilian Intelligence Agency; (8) the Comptroller General; and (9) the National Treasury Attorney-General’s Office. The term of office for each member is three years, with the option of reelection.
The financial institutions shall inform UIF (necessarily without informing its client) of certain transactions that present the characteristics established in the Central Bank Circular No. 3,461, Instruction No. 617 and Circular SUSEP No. 445/2012, under the suspicion of money laundering.
The same obligation is imposed upon asset managers (such as XP Gestão, XP Advisory, XP LT Gestão de Recursos Ltda., XP PE Gestão de Recursos Ltda., XP Vista and XP Allocation Asset Management Ltda.), and insurance companies and insurance brokers (such as XP CS and XP VP).

Bank Secrecy
Brazilian financial institutions, by virtue of Supplementary Law No. 105 of January 10, 2001, are also subject to strict secrecy rules on transactions, and are required to preserve the confidential nature of its assets and liabilities transactions and of the services provided to their clients. The only circumstances under which the information regarding clients, services or transactions of the financial institutions may be disclosed to third parties are as follows: (1) disclosure of confidential information with the express consent of the interested parties; (2) exchange of information between financial institutions for data registration purposes, including through risk assessment centers, subject to the rules issued by the CMN and the Central Bank; (3) the supply, to credit protection entities, of information included in the register of issuers of rubber checks and debtors, subject to the rules issued by the CMN and the Central Bank; (4) disclosure of the occurrence or suspicion of unlawful criminal or administrative acts, among others; (5) reporting of information addressed by article 11, paragraph 2 of Law No. 9,311 of October 24, 1996; (6) reporting of information in accordance with the conditions foreseen in articles 2, 3, 4, 5, 6, 7 and 9 of Supplementary Law No. 105 of January 10, 2001; and (7) reporting of financial and payment data related to credit operations and completed or ongoing payment obligations from individuals or legal entities to database administrators for the purpose of credit history formation.
Politically Exposed Persons
Pursuant to Central Bank Circular No. 3,461, SUSEP Circular No. 445/2012 and CVM Instruction No. 617, those financial institutions and other institutions authorized to operate by the Central Bank, SUSEP and CVM are required to obtain sufficient information from their clients to identify any Politically Exposed Persons from their client base and monitor their transactions accordingly.
Central Bank Circular No. 3,461, SUSEP Circular No. 445/2012 and CVM Instruction No. 617 define Politically Exposed Persons as any government agent, who in the last five years, have held or is holding, in Brazil or in foreign territories relevant government positions, jobs or public office, as well as their representatives, family members and other closely related persons.
Central Bank Circular No. 3,461, SUSEP Circular No. 445/2012 and CVM Instruction No. 617 establish that the internal procedures developed and implemented by the financial institutions subject to such regulation must be structured to enable the identification of Politically Exposed Persons and the origin of the funds for such clients’ transactions.
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
The independent auditors and the audit committee, if applicable, must notify the Central Bank, within three business days, of the existence or evidence of error or fraud, such as:
•lack of compliance with rules and regulations, which could affect the business of the audited entity;
•fraud of any amount conducted by the management of the institution;
•relevant fraud conducted by employees of the institution or of third parties; and
•relevant errors in the accounting records of the audited entity.

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
The Brazilian legislation, in certain circumstances, allows the creation of a single audit committee for the financial operating companies (as XP CCTVM and Banco XP S.A.) of an economic group.
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
Whistleblowing/Hotline
Pursuant to CMN Resolution No. 4,567 of April 27, 2017, financial institutions (such as XP CCTVM and Banco XP) are required to have a whistleblower hotline (canal de denúncias), through which their employees, clients, contractors and/or suppliers may anonymously report situations involving potential illicit activities of any nature related to the financial institution. Accordingly, financial institutions are required to appoint a responsible department for forwarding all reported events to the appropriate departments for further handling. This department is also required to prepare reports semiannually detailing, at minimum, the following information relating to each reported event: (1) number of reported events and their nature; (2) the relevant departments that handled them; and (3) the average time frame and relevant measures adopted to solve them. Such reports must be (1) approved by the board of directors of the financial institution or, absent the board of directors, by its officers; and (2) made available to the Central Bank for at least five years.

Foreign Investment in National Financial Institutions
In accordance with Article 192 of the Constitution, Article 52, II, of the Brazilian Transitory Constitutional Rulings enacted in 1988, or ADCT, foreign investors (regardless of being an individual or entity and irrespective of their nationality) are prevented from controlling, acquiring or increasing equity interest held in a Brazilian financial institution, directly or indirectly, unless there is a bilateral international treaty or such foreign acquisition or increase is in the interest of the Brazilian government. Until September 26, 2019, the interest of the Brazilian government for such foreign acquisition of voting or nonvoting equity interest in financial institutions was determined by specific Presidential Decree. On September 26, 2019, the Brazilian President enacted Decree No. 10,029, transferring to the Central Bank the authority to approve foreign investments in Brazilian financial institutions, eliminating the necessity of specific presidential decree on a case-by-case basis. Decree 10,029 was regulated by Circular No. 3,977 of January 22, 2020, providing that the acquisition of voting or nonvoting equity interest in a Brazilian financial institution by foreign investors, held directly or indirectly, will depend only on the Central Bank’s prior approval. On November 13, 2019, the Central Bank authorized direct or indirect foreign investments in XP CCTVM and Banco XP of up to 100% of their respective capital stock.
Furthermore, a Presidential Decree of December 9, 1996, declared that it is in the interest of the Brazilian government to allow foreign investors to acquire non-voting shares issued by Brazilian financial institutions that are traded on a stock exchange. Such Decree is generally applicable to all Brazilian financial institutions.
Corporate Interest Held by Financial Institutions in Nonfinancial Companies
Pursuant to CMN Resolution No. 2,723 of May 31, 2000, as amended, or CMN Resolution No. 2,723, financial institutions may only directly or indirectly hold equity in legal entities (incorporated locally or abroad) that supplement or subsidize the financial institutions’ activities, provided they obtain prior authorization from the Central Bank and that the invested entity does not hold, directly or indirectly, equity of the referred financial institution. However, this requirement for authorization does not apply to (1) equity interests typically held in the investment portfolios of investment banks, development banks, development agencies (agências de fomento) and multiservice banks with investment or development portfolios; and (2) temporary equity interests not registered as permanent assets and not subject to consolidation of the financial institution.
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
XP CS is an insurance brokerage company focused on life and pension insurance brokerage, duly licensed by SUSEP to operate in the insurance market as per SUSEP Circular Letter No. 510 of January 22, 2015, and registered with SUSEP under No. 10,0628468. Therefore, it is subject to the applicable legislation and regulation applicable to insurance brokers.
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
Insured persons and insurance firms can pursue civil action against insurance brokers for losses incurred as a result of intentional malfeasance or negligence caused by brokerage activity. In case of noncompliance with the regulatory rules, in addition to the legal sanctions, insurance brokers and managers are subject to fines, temporary suspension from the exercise of the profession or registration cancellation.
Regulation Applicable to the Controlled Companies Outside Brazil
XP Investments – United States of America
XP Investments is registered as a securities broker-dealer with the SEC and in twenty-seven U.S. states and territories, and is a member of FINRA, a self-regulatory organization, or SRO, subject to SEC oversight. Consequently, XP Investments and its personnel are subject to extensive requirements under the Exchange Act, state securities laws and SEC and FINRA rules, including requirements relating to, among other things, sales and trading practices, recordkeeping, anti-money laundering, financial and other reporting, supervision, misuse of material non-public information and the conduct and qualifications of certain personnel. SEC-registered broker-dealers are also subject to capital requirements, which mandate that they maintain minimum levels of capital (“net capital”) and effectively require that a significant portion of a broker-dealer’s assets be kept in relatively liquid form. SEC and FINRA rules also require notification when a broker-dealer’s net capital falls below certain predefined criteria, limit the ratio of subordinated debt to equity in a broker-dealer’s regulatory capital composition and constrain the ability of a broker-dealer to expand its business or distribute capital under certain circumstances.

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
XP Private – Switzerland
XP Private (Europe) S.A., or XP Private Geneva is an independent portfolio management firm member of ARIF, a self-regulatory organization recognized by the Swiss Financial Market Supervisory Authority, or FINMA, duly approved to conduct its activities in Switzerland. The authorization of XP Private Geneva does not contemplate professional asset management of investment funds portfolio in Switzerland.
FINMA is the independent regulator of financial markets in Switzerland with the aim of protecting creditors, investors and insured persons. It supervises banks, insurance companies, stock exchanges, investment funds, their managers and administrators. FINMA also regulates insurance distributors and intermediaries.
XP Investments UK LLP and Sartus UK – United Kingdom
XP Investments UK LLP is registered at New Penderel House, 4th Floor, 283-288 High Holborn, London WC1V 7HP and has 1 Poultry, London EC2R 8EN, United Kingdom as its commercial place of business. XP Investments UK LLP is authorised by the FCA to advise and deal in investments as an arranger since April 10, 2017 and to deal in investments as an agent and principal for eligible counterparties and professional clients since August 1, 2019.
Sartus Capital LTD used to be an appointed representative of NEA and acted as an agent of NEA, which is duly authorized and regulated by the FCA. As an appointed representative, Sartus Capital LTD was not directly authorized by the FCA to provide regulated products and services in the United Kingdom. However, it was permitted to carry out certain regulated activities as an appointed representative of NEA. NEA was responsible for ensuring that such regulated activities were carried out in accordance with the relevant regulatory requirements. Consequently, Sartus Capital LTD was required to operate its business in accordance with the regulatory requirements applicable to NEA.
The permissions detailed above did not cover the discretionary management of portfolios of individuals and legal entities or the investment fund (also known as collective investments schemes) portfolios in the United Kingdom and the European Union.
On June 28, 2019, we sent a notice of termination of the Appointed Representative Agreement to NEA, which became effective on September 30, 2019, in order to concentrate our efforts in the private and wealth management business in Switzerland through XP Private (Europe) SA.
XP Portugal
In September 2019, we incorporated XP Portugal, an investment advisory company. XP Portugal, is expected to perform activities that are subject to regulation by the CMVM, including operating as an investment advisory company. We expect XP Portugal to become operational in the first half of 2021. As of the date of this annual report, we are in the process of obtaining the applicable regulatory approvals for the authorization to operate, as required by the CMVM.
C.    Organizational Structure
We are a Cayman Islands exempted company incorporated with limited liability on August 29, 2019 for purposes of effectuating our initial public offering. At the time of our incorporation, XP Controle, Itaú Unibanco S.A. (the predecessor-in-interest to ITB Holding Brasil Participações Ltda.), G.A. Brasil IV Fundo de Investimento em Participações (the predecessor-in-interest to GA Bermuda) and DYNA III held 2,036,988,542 shares (prior to giving effect to the Share Split) of XP Brazil, which were all of the shares of XP Brazil, our Brazilian principal non-operating holding company.

The table below is a list of the Company’s subsidiaries, joint ventures and associated companies:

				Direct and indirect interest
Name	Principal activities	Country	Investment type	2020	2019	2018

XP Investimentos S.A.	Holding	Brazil	Directly	100.00%	100.00%	—
XP Investimentos Corretora de Câmbio, Títulos e Valores Mobiliários S.A.	Broker-dealer	Brazil	Indirectly	100.00%	100.00%	100.00%
XP Vida e Previdência S.A.	Private pension and insurance	Brazil	Indirectly	100.00%	100.00%	100.00%
Banco XP S.A.	Multipurpose bank	Brazil	Indirectly	100.00%	100.00%	—
XP Controle 3 Participações S.A.	Financial Holding	Brazil	Indirectly	100.00%	100.00%	100.00%
XPE Infomoney Educação Assessoria Empresarial e Participações Ltda.	Digital Content services	Brazil	Indirectly	100.00%	99.99%	99.70%
Tecfinance Informática e Projetos de Sistemas Ltda.	Rendering of IT services	Brazil	Indirectly	99.76%	99.76%	99.73%
XP Corretora de Seguros Ltda.	Insurance Broker	Brazil	Indirectly	99.99%	99.99%	99.82%
XP Gestão de Recursos Ltda.	Asset management	Brazil	Indirectly	94.80%	93.70%	92.80%
XP Finanças Assessoria Financeira Ltda.	Investment consulting service	Brazil	Indirectly	99.99%	99.99%	99.99%
Infostocks Informações e Sistemas Ltda.	Mediation of information systems	Brazil	Indirectly	99.99%	99.99%	99.99%
XP Advisory Gestão Recursos Ltda.	Asset management	Brazil	Indirectly	99.50%	99.57%	99.52%
XP Vista Asset Management Ltda.	Asset management	Brazil	Indirectly	99.45%	99.42%	99.60%
XP Controle 4 Participações S.A.	Insurance holding	Brazil	Indirectly	100.00%	100.00%	100.00%
Leadr Serviços Online Ltda.	Social media	Brazil	Indirectly	99.99%	99.99%	—
Spiti Análise Ltda.	Research	Brazil	Indirectly	95.00%	99.99%	—
Chamaleon Bravery Unipessoal LDA	Investment Advisor (pending regulatory approval)	Portugal	Indirectly	100.00%	100.00%	—
XP Investments UK LLP	Inter-dealer broker and Organized Trading Facility (OTF)	UK	Indirectly	100.00%	100.00%	100.00%
Sartus Capital LTD	Investment advisor	UK	Indirectly	100.00%	100.00%	100.00%
XP Private (Europe) S.A.	Investment advisor	Switzerland	Indirectly	100.00%	100.00%	100.00%
XP Holding UK Ltd	International financial holding	UK	Indirectly	100.00%	100.00%	100.00%
XP Investments US, LLC	Broker-dealer	USA	Indirectly	100.00%	100.00%	100.00%
Xperience Market Services LLC	Non-operational	USA	Indirectly	100.00%	100.00%	—
XP Holding International LLC	International financial holding	USA	Indirectly	100.00%	100.00%	100.00%
XP Advisory US	Investment advisor	USA	Indirectly	100.00%	100.00%	100.00%
XP PE Gestão de Recursos Ltda.	Asset management	Brazil	Indirectly	98.70%	—	—
XP LT Gestão de Recursos Ltda.	Asset management	Brazil	Indirectly	92.00%	—	—
Carteira Online Controle de Investimentos Ltda.	Investment consolidation platform	Brazil	Indirectly	99.99%	—	—
Antecipa S.A	Receivables Financing Market	Brazil	Indirectly	100.00%	—	—
XP Allocation Asset Management Ltda.	Asset management	Brazil	Indirectly	99.99%	—	—
Track Índices Consultoria Ltda.	Index Provider	Brazil	Indirectly	100.00%	—	—
XP Eventos Ltda.	Media and Events	Brazil	Indirectly	99.00%	—	—
DM10 Corretora de Seguros e Assessoria Ltda.	Insurance Broker	Brazil	Indirectly	100.00%	—	—
Duagro Holdings S.A.	Agribusiness platform	Brazil	Joint Venture	49.00%	—	—
Wealth High Governance Holding de Participações S.A.	Financial Holding	Brazil	Associate	49.00%	—	—
O Primo Rico Mídia, Educacional e Participações Ltda.	Digital content services	Brazil	Associate	20.00%	—	—
For more details about our organizational structure please refer to note 5 to our audited consolidated financial statements.
D.    Property, Plant and Equipment
Intellectual Property
We rely on a combination of trademark, domain names and trade secret laws, as well as employee and third-party nondisclosure, confidentiality and other types of contractual arrangements to establish, maintain and enforce our intellectual property rights, including with respect to our proprietary rights related to our products and services. In addition, we license technology from third parties.

As of December 31, 2020, we did not own any Brazil-issued patents or copyrights. We own a number of trademarks including XP, XP Investimentos, XP Private, RICO, CLEAR CORRETORA DE VALORES, INFOMONEY, and TECFINANCE, and other valuable trademarks and designs covering various brands, products, programs and services, including EXPERT CONVENÇÃO NACIONAL XP INVESTIMENTOS, LEADR, EXPLICA ANA, and PRIMO RICO. We also own a number of domain names registered in Brazil, including “xp.com.br,” “leadr.com.br,” “rico.com.br,” “clear.com.br” and “infomoney.com.br,” and abroad such as “xpi.us.” As of December 31, 2020, we held a 20% equity interest in “O Primo Rico Midia, Educacional e Participações Ltda.,” with the remaining interest was held by our partner, Thiago Lolkus Nigro.
As of the date of this annual report, our application to register the trademark “XP Inc.” in the United States is pending approval by the relevant authority.
Properties
Our corporate headquarters are located in Rio de Janeiro, we have an executive office located in Belo Horizonte and our principal executive offices, which include the majority of our product development, sales, marketing, and business operations, are located in São Paulo. Our principal executive offices consist of approximately 91,879 square feet of space under a lease that expires in December 2027. We also have offices in other locations, including offshore in the United States of America and believe our facilities are sufficient for our current needs.
As of December 31, 2020, we had a services agreement with a data center service provider for the provision of data services to us from its data centers in the cities of Barueri and Santana do Parnaíba, in the State of São Paulo, Brazil (which are located approximately five miles apart).
We believe that our facilities are suitable and adequate for our business as presently conducted, however, as a result of our periodic review of our facility requirements, we have decided to increase our capital expenditures through the construction of our new headquarters, Villa XP, to support the growth in our business and operations through the construction of our new headquarters at São Roque, State of São Paulo, or Villa XP. We expect to continue our periodical review of our facility requirements and may acquire new space to meet the needs of our business or consolidate and dispose of facilities that are no longer required.
ITEM 4A. UNRESOLVED STAFF COMMENTS
Not applicable.
ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS
The following discussion of our financial condition and results of operations should be read in conjunction with our audited consolidated financial statements as of December 31, 2020 and 2019 and for each of three years in the period ended December 31, 2020 and the notes thereto, included elsewhere in this annual report, as well as the information presented under “Item 3. Key Information—A. Selected financial data.”
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
A.    Operating Results
Overview
XP is a leading, technology-driven platform and a trusted provider of low-fee financial products and services in Brazil. We have developed a mission-driven culture and a revolutionary business model that we believe provide us with strong competitive advantages in our market. We use these to disintermediate the legacy models of traditional financial institutions by educating new classes of investors, democratizing access to a wider range of financial services, developing new financial products and technology applications to empower our clients, and providing what we believe is the highest-quality customer service experience in the industry in Brazil. We believe we have established ourselves as the leading alternative to the traditional banks, with a large ecosystem of retail investors, institutions, and corporate issuers in local and international markets, with offices in Brazil, New York, Miami, London, Lisbon and Geneva.

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
Our technology-driven business model is asset-light and highly scalable. This enables us to generate scale efficiencies from increases in total AUC. We conduct most of our business online and through mobile applications and emphasize operational efficiency and profitability throughout our operations. These operating efficiencies enable us to generate strong cash flow in various market conditions, allowing us to continue investing in the growth of our business. Our business requires minimal capital expenditures to facilitate growth, with expenditures amounting to 3.6% and 3.1% of net revenues for the year ended December 31, 2020 and 2019, respectively.
Key Business Metrics
The following table sets forth our key business metrics as of and for the periods indicated. These supplemental business metrics are presented to assist investors to better understand our business and how it operates.

	As of and for the year ended December 31,
	2020	2019	2018

Client activity metrics (unaudited)
Retail – AUC (in R$ billions)	660	409	202
Retail – active clients (in R$ thousands)	2,777	1,702	892
Retail – gross total revenues (in R$ millions)	6,271	3,676	2,351
Institutional – gross total revenues (in R$ millions)	1,210	802	484
Issuer Services – gross total revenues (in R$ millions)	688	507	178
Digital Content – gross total revenues (in R$ millions)	130	112	54
Other – gross total revenues (in R$ millions)	413	420	150

Company financial metrics
Gross revenue and income (in R$ millions)	8,711	5,518	3,216
Total revenue and income (in R$ millions)	8,152	5,128	2,958
Gross Margin (%)(1)	67.5%	68.9%	68.2%
Adjusted EBITDA (in R$ millions)(2)	2,918	1,679	805
Adjusted EBITDA Margin (%)(3)	35.8%	32.7%	27.2%
Adjusted Net Income (in R$ millions)(2)	2,270	1,074	491
Adjusted Net Margin (%)(4)	27.8%	20.9%	16.6%

(1)	Calculated as total revenue and income less operating costs, divided by total revenue and income.
(2)	For a reconciliation of our Adjusted EBITDA and Adjusted Net Income, see “Item 3. Key Information—A. Selected Financial Data—Non-GAAP Financial Measures.”
(3)	Calculated as Adjusted EBITDA divided by total revenue and income.
(4)	Calculated as Adjusted Net Income divided by total revenue and income.

The following table sets forth additional business metrics as of and for the years indicated, related to Retail AUM (as defined herein). These supplemental business metrics are presented to assist investors to better understand our business and how it operates.

	As of and for the year ended December 31,
	2020	2019	2018

Retail – AUM (in R$ billions)	71.9	44.7	25.7
Mutual and Hedge Funds	32.3	21.6	14.8
Hedge Funds (Fundo de Investimento Multimercado)	11.5	9.8	7.8
Equity Funds (Fundo de Investimento em Ações)	5.0	3.2	2.1
Fixed Income Funds (Fundo de Investimento Renda Fixa)	14.6	8.5	4.9
Other Funds	1.1	0.1	—
Private Equity Funds	1.3	—	—
Exclusive Funds	18.9	11.3	5.5
Pension Funds	7.2	4.6	1.4
Investment Clubs	2.8	1.4	0.6
Managed Portfolios	9.5	5.8	3.3
Total Retail – AUM as a % of Retail AUC (%)	11.1%	10.9%	12.7%
Retail – AUM Weighted Average Management Fee (% p.a.)	0.6%	0.8%	0.9%
Mutual and Hedge Funds	0.8%	1.1%	1.3%
Hedge Funds (Fundo de Investimento Multimercado)	1.2%	1.4%	1.6%
Equity Funds (Fundo de Investimento em Ações)	1.2%	1.8%	2.1%
Fixed Income Funds (Fundo de Investimento Renda Fixa)	0.2%	0.4%	0.5%
Other Funds	0.6%	0.7%	0.8%
Exclusive Funds	0.4%	0.3%	0.3%
Pension Funds	0.7%	1.0%	1.2%
Private Equity Funds	0.7%	—	—
Investment Clubs	0.8%	1.2%	1.0%
Managed Portfolios	0.3%	0.4%	0.5%
Total management fees, gross of taxes (in R$ millions)(1)	1,224	1,035	528
From funds and portfolios managed by our asset managers	591	538	302
Percentage of total management fees	48%	52%	57%
From third-party funds (distribution fees)	633	497	226
Percentage of total management fees	52%	48%	43%

(1)	Consist of (i) fixed and performance-based management fees from mutual funds managed by our asset managers and sold to our retail clients; (ii) fees from distributions (rebates from fixed and performance-based management fees) of funds managed by third-party asset managers to our retail clients; and (iii) fixed management fees from XP Advisory managed portfolios and exclusive funds for high net worth retail clients.
Retail – Assets Under Custody (“AUC”)
Retail AUC is the market value of all retail client assets invested through XP’s platform, including equities, fixed income securities, mutual, hedge and private equity funds (including those managed by XP Gestão, XP Advisory, XP LT Gestão de Recursos Ltda., XP PE Gestão de Recursos Ltda., XP Allocation Asset Management Ltda. and XP Vista, as well as by third-party asset managers), pension funds (including those from XP VP, as well as by third-party insurance companies), exchanged traded funds, COEs (Structured Notes), REITs (real estate investment funds), uninvested cash balances (Floating Balances), among others. We consider AUC to be indicative of our appeal in the marketplace. AUC varies from period to period based on (1) the amount of cash and assets transferred into, and out of, XP’s platform by clients and (2) fluctuation of market prices of securities and net asset values of mutual and pension funds.

Retail – Assets Under Management (“AUM”)
Retail AUM is a component of Retail AUC, and represents the market value of (i) retail client assets invested in mutual, hedge, private equity and pension funds managed by XP Gestão, XP LT Gestão de Recursos Ltda., XP PE Gestão de Recursos Ltda., XP Allocation Asset Management Ltda. and XP Vista, (ii) high net worth retail clients allocated in managed portfolios and exclusive funds managed by XP Advisory, and (iii) investment clubs. AUM varies from period to period based on (1) the amount of cash and assets transferred into, and out of, these assets; and (2) fluctuation of net asset values of funds and market prices of securities within portfolios.
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
Retail – Gross Total Revenues
Retail gross total revenues include all types of revenue and income streams directly related to retail clients, including, but not limited to, (1) management and performance fees from funds managed by our asset managers, and rebates from management and performance fees from mutual funds managed by third-party asset managers, that are distributed to our retail clients; (2) rebates from management fees from pension funds issued by third-party insurance companies or XP VP that are distributed to our retail clients; (3) management fees from exclusive funds of high net worth retail clients; (4) brokerage commissions earned on trading of stock, futures and derivatives listed on the B3 (although we charge zero commissions on self-directed trading of equities on Clear and of futures on the three brands); (5) securities placement fees earned on COE sales to retail clients; (6) the distribution fee component from securities placement fees earned on the sale of fixed income and equity securities to retail clients; (7) net income from corporate, bank and government fixed income securities and from derivatives sold to retail clients; (8) net income earned on Floating Balances, which allocate to overnight and other highly liquid investments and (9) interest income from loans. A portion of our management fees are calculated based on the performance of the mutual funds we manage or distribute.
Institutional – Gross Total Revenues
Institutional gross total revenues include all types of revenue and income streams directly related to Institutional clients — asset managers, pension fund managers, bank treasuries and private client desks, single and multi-family offices, corporate client treasuries, municipal and state pension fund managers, insurance companies, among others. These clients, across all regions such as Asia, Europe, the United States, and Latin America (principally Brazil), are served through our onshore and offshore trading desks and dedicated support teams in São Paulo, New York and London, both via electronic trading and voice platforms, and access a wide range of products and services, including products such as equities (cash, derivatives, stocks lending and index), fixed income government and corporate bonds, FX (spot, NDF, futures, derivatives), rates (futures, swap and derivatives), commodities, XP Gestão and XP Vista mutual funds, among others. Therefore, we include in this line (1) brokerage commissions on trades by Institutional clients; (2) the distribution fee component out of securities placement fees earned on the sale of fixed income and equity securities to Institutional clients; (3) management fees from funds managed by our asset managers and XP Vista and sold to Institutional clients; and (4) net income from corporate, bank and government fixed income securities and from derivatives sold to Institutional clients, among others. A portion of our management fees are calculated based on the performance of the mutual funds we manage or distribute.
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

Digital Content – Gross Total Revenues
Digital Content gross total revenues primarily include revenues from (1) selling XP Educação educational courses and content to retail clients and to non-client individuals, (2) selling branded content articles, direct media advertisements on websites or mobile sites, Infomoney TV insertions, and other advertising and digital content fees generated by Infomoney, and (3) selling research reports and educational courses to retail clients and other non-client subscribers originated by Spiti.
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
Review of 2020 Results
Retail – Our number of active clients increased by approximately 63% from 1,702 thousand as of December 31, 2019 to 2,777 thousand as of December 31, 2020, primarily due to the expansion of our direct and B2B channels and our three retail brands, particularly Clear, following the increased number of individual investors trading on the stock market. This increased equitization in our market (being an increased penetration of equities as an asset class for retail investors in Brazil), derived from the continued reductions in the SELIC rate coupled with the equity market increase and subsequent volatility triggered by the current COVID-19 pandemic, drove an acceleration of the number of clients and trades flowing through our platform, including stocks, REITs, options and futures. The combined number of trades for the year ended December 31, 2020 was 612 million, or a daily average of 2,449 thousand, which represents an increase of 150% and 151%, respectively, compared with the year ended December 31, 2019, during which the total number of trades was 247 million, or a daily average of 978 thousand. Driven by a monthly average net inflow of R$16 billion, our AUC increased by 61% from R$409 billion as of December 31, 2019 to R$660 billion as of December 31, 2020. Our AUM increased by 64%, from R$44.7 billion as of December 31, 2019 to R$73.4 billion as of December 31, 2020 (11.1% of our Retail AUC), comprising (i) R$52.7 billion from mutual and exclusive funds, (ii) R$1.3 billion from private equity funds, (iii) R$7.2 billion from pension funds, (iv) R$9.5 billion from managed portfolios, and (v) R$2.8 billion from investment clubs. The increase in AUM during the period was driven by initiatives and new products in our asset management business, such as our recently launched private equity fund, the development of the pension funds business through XP Vida & Previdência and further expansion in the private banking business through exclusive funds. Retail Gross Total Revenues increased by 60% from R$3,676 million for the year ended December 31, 2019 to R$6,271 million for the year ended December 31, 2020, driven by (1) equity brokerage reflecting increased retail trading volumes; (2) increase in revenue from structured products and structured notes; (3) fixed income reflecting increased secondary trading volumes; (4) rising management fees from funds due to AUC growth; and (5) REITs distribution. The weighted average management fee of our AUM decreased from 0.8% as of December 31, 2019 to 0.6% as of December 31, 2020, driven mainly by (1) the change in mix, given (i) above average growth of 81% in exclusive funds, which is a class with lower fees (0.4%) than average (0.6%), and (ii) below average growth of 17% in hedge funds, which is a class with higher fees (1.2%) than average (0.6%); (2) decreases in the average fee in pension funds, from 1.0% to 0.7%, and in equity funds and from 1.8% to 1.2%. The weighted average management fee of the third-party funds that we distribute through our platform (of which we typically receive a portion as distribution fees) increased from 1.2% as of December 31, 2019 to 1.4% as of December 31, 2020.
Institutional – gross revenues totaled R$1,210 million for the year ended December 31, 2020, a 51% increase from R$802 million for the year ended December 31, 2019. This increase was primarily attributable to the increase in equity trading volume of our Brazilian trading desks following the overall increase in trading volumes on the B3 (74% increase in equities average daily trading volume, or ADTV, and a 11% increase in listed derivatives when compared to the year ended December 31, 2019).
Issuer Services – gross revenues totaled R$688 million for the year ended December 31, 2020, a 36% increase from R$507 million for the year ended December 31, 2019. This increase was primarily attributable to the strong deal flow in REITs, debt capital markets and equity capital markets.
Digital Content – gross revenues totaled R$130 million, a 16% increase from R$112 million for the year ended December 31, 2019. This increase was primarily attributable to the increase in students accessing our online courses and MBA programs.

As a result, our total revenue and income increased 59%, from R$5,128 million for the year ended December 31, 2019 to R$8,152 million for the year ended December 31, 2020. Gross margin decreased slightly from 67.5% to 68.9%, due to revenue mix coming from our channels. The year ended December 31, 2020 was also marked by an increase in technology solutions and infrastructure and in expanding our employee base. Selling expenses decreased 13% to R$135 million for the year ended December 31, 2020 and administrative expenses increased 59%, driven by share-based compensation expenses, to R$3,014 million for the same period. While operating costs grew more than total revenue and income, expenses and taxes grew less, resulting in a 91% net income growth, from R$1,089 million for the year ended December 31, 2019 to R$2,081 million for the year ended December 31, 2020, and a net margin expansion from 21.2% to 25.5%, respectively.
Review of 2019 Results
Retail – Our number of active clients increased by approximately 91% from 892 thousand as of December 31, 2018 to 1,702 thousand as of December 31, 2019, primarily through the growth of our XP Direct, Rico and Clear channels. Driven by the combined net inflow growth from both new and existing clients, our AUC increased by 103% from R$202 billion as of December 31, 2018 to R$409 billion as of December 31, 2019. Our AUC from third-party funds increased by 54%, from R$57.7 billion (31.9% of our Retail AUC) as of December 31, 2018 to R$108.3 billion as of December 31, 2019 (21.8% of our Retail AUC), driven by the increase in the number of funds offered in the platform and net inflows towards this asset class. Our AUM increased by 74.2%, from R$25.7 billion (12.7% of our Retail AUC) as of December 31, 2018 to R$44.7 billion as of December 31, 2019 (10.9% of our Retail AUC), driven by the expansion of the funds’ asset class in the platform and the good overall performance of XP Gestão, XP Vista and XP Advisory funds within their specific fund categories, and their increasing acknowledgement by the market and our client base. Retail Gross Total Revenues increased by 56% from R$2,351 million for the year ended December 31, 2018 to R$3,676 million for the year ended December 31, 2019, driven by the increase in AUC and by a slight decrease in retail revenues divided by average retail AUC, or Revenue Yield, from 1.4% per annum for the year ended December 31, 2018 to 1.2% per annum for the year ended December 31, 2019. The decrease in Revenue Yield was mainly due to changes in the revenue mix per asset class, as we have experienced (1) modest revenue from COE; (2) average revenue growth from equities and futures; and (3) robust growth in equities custody without a corresponding growth in equity brokerage commissions, that slightly diluted the revenue yield from this asset class. The weighted average management fee of our AUM decreased from 0.9% as of December 31, 2018 to 0.8% as of December 31, 2019, driven mainly by (1) the change in mix, given (i) below average growth of 26% in hedge funds and 51% in equity mutual funds, which are classes with higher fees (1.4% and 1.8%, respectively) than average (0.8%), and (ii) above average growth of 84.8% in fixed income mutual funds, which is a class with lower fees (0.5%) than average (0.8%); and (2) decreases in the average fee in pension funds, from 1.2% to 1.0%, equity funds, from 2.1% to 1.8% and hedge funds, from 1.6% to 1.4%. The weighted average management fee of the third-party funds that we distribute through our platform (of which we typically receive a portion as distribution fees) was 1.2% as of December 31, 2018 and remained stable as of December 31, 2019 with offsetting effects coming from a change in mix, with equity funds and pension funds growing faster than fixed income funds and hedge funds.
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

As a result, our total revenue and income increased 72% from R$2,958 million for the year ended December 31, 2018 to R$5,128 million for the year ended December 31, 2019. Gross margin expanded slightly from 68.2% to 68.9%, due to differences in revenue mix (with asset classes with higher commission payouts growing faster) and to increases in costs related to incentives paid to our IFA network to accelerate expansion. The year ended December 31, 2019 were also marked by an increase in investments in our brand and client acquisition, in technology solutions and infrastructure and in expanding our employee base. As a result, selling expenses increased 61% to R$155 million for the year ended December 31, 2019 and administrative expenses increased 61% to R$1,891 million for the same period. As expenses grew less than total revenue and income, a part of the impact in the gross margin compression was compensated, resulting in a 134% net income growth, from R$465 million for the year ended December 31, 2018 to R$1,089 million for the year ended December 31, 2019, and a net margin expansion from 15.7% to 21.2%, respectively.
Our Cohorts and Client Economics
We believe that our strong value proposition and client-centric approach will continue to enhance our client loyalty and enable us to grow our share of wallet from our current customer base. We believe a simple cohort data analysis demonstrates this trend in our business and our significant opportunity in the future. For example, we measured the net new money invested with us over time across five cohorts, which were defined as new clients that became active on our platform in January 2016, January 2017, January 2018, January 2019 and January 2020. We then eliminated the appreciation in the value of the invested assets so that we could calculate the accumulated net inflow of new money by each cohort.
We found that each cohort progressively began with a larger initial investment of AUC as our company was growing, our ecosystem was expanding, and our brand was getting stronger. For example, our January 2020 cohort began with an initial investment that was nearly 11 times the size of our January 2016 cohort. However, more importantly, we found that each cohort demonstrated significant growth in their total AUC invested with XP over time, after adjusting out the net appreciation of assets in each cohort. This demonstrates that after making their initial investments, each cohort of clients was content enough with their XP client experience that they chose to continue adding new money into their XP accounts. We believe this illustrates our significant opportunity to continue to penetrate our existing customer base and win a greater share of wallet. For example, as shown in the following chart:
Accumulated Net Inflow

Accumulated Net Inflow
R$ Million
6th month
12th month
18th month
24th month
30th month
36th month
42nd month
48th month
54th month
60th month
Jan-2020 5.381
Jan-2019 3.514
Jan-2018 2.135
Jan-2017 1.678
Jan-2016 511
+50%
+71%
+57%
+79%
+95%
+108%
+57%
+75%
+92%
+122%
+134%
+143%
+51%
+78%
+101%
+112%
+128%
+143%
+180%
+186%
+44%
+76%
+97%
+109%
+109%
+116%
+127%
+138%
+151%
+162%
Month
1
6
12
18
24
30
36
42
48
54
60
Accumulated Net Inflows

•January 2016 Cohort – This cohort began with an initial AUC investment of R$511 million and, after adjusting out the net appreciation of assets, the net balance of invested AUC increased 44% after 6 months, 76% after 12 months, 97% after 18 months, 109% after 24 months, 109% after 30 months, 116% after 36 months, 127% after 42 months and, 138% after 48 months, 151% after 54 months and 162% and 60 months;
•January 2017 Cohort – This cohort began with an initial AUC investment of R$1,678 million, up 228% over the January 2016 cohort. After adjusting out the net appreciation of assets, the net balance of invested AUC in this cohort increased 51% after 6 months, 78% after 12 months, and 101% after 18 months, 112% after 24 months, 128% after 30 months, 143% after 36 months, 180% after 42 months and 186% after 48;

•January 2018 Cohort – This cohort began with an initial AUC investment of R$2,135 million, up 27% over the January 2017 cohort. After adjusting out the net appreciation of assets, the net balance of invested AUC in this cohort increased 57% after 6 months, 75% after 12 months, 92% after 18 months, and 122% after 24 months, 134% after 30 months and 143% after 36 months;
•January 2019 Cohort – This cohort began with an initial AUC investment of R$3,514 million, up 65% over the January 2018 cohort. After adjusting out the net appreciation of assets, the net balance of invested AUC in this cohort increased 57% after 6 months, 79% after 12 months, 95% after 18 months and 108% after 24 months; and
•January 2020 Cohort – This cohort began with an initial AUC investment of R$5,381 million, up 53% over the January 2019 cohort. After adjusting out the net appreciation of assets, the net balance of invested AUC in this cohort increased 50% after 6 months and 71% after 12 months.
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
We believe a simple cohort data analysis demonstrates this trend in our business and the significant opportunity in the future. For example, we measured the average number of product categories per client invested with us (with declared net worth above R$50 thousand) over time across five cohorts, which were defined as new clients that became active on our platform in January 2016, January 2017, January 2018, January 2019 and January 2020. Product categories include equities and futures, fixed income securities, pension funds, XP Asset Management funds, third-party mutual funds, structured notes and REITs, and the clients with a declared net worth above R$50 thousand represent over 80% of our total AUC in the abovementioned periods.
We found that each cohort progressively began with a higher number of investment product categories as new products and services were added to the platform. For example, our January 2020 cohort began with an average number of product categories that was over 30% higher than our January 2016 cohort. Furthermore, more importantly, we found that each cohort demonstrated significant growth in the average number of product categories invested with XP over time. This demonstrates that after making their initial investments, each cohort of clients was content enough with their XP client experience that they chose to continue investing in new product categories. We believe this illustrates our significant opportunity to continue to penetrate our existing customer base with an increasing cross-sell of complementary and adjacent products and services. For example, as shown in the following chart:
Average Number of Product Categories per Client

Average Number of products per cliente per cohort

6th month
12th month
18th month
24th month
30th month
36th month
42nd month
48th month
54th month
60th month
+25%
+28%
+32%
+46%
+53%
+53%
+31%
+38%
+44%
+50%
+55%
+55%
+30%
+40%
+49%
+51%
+55%
+60%
+65%
+64%
+34%
+38%
+48%
+53%
+61%
+65%
+66%
+69%
+74%
+72%
Jan-2020 2.2
Jan-2019 1.9
Jan-2018 1.9
Jan-2017 1.8
Jan-2016 1.7
Month
1
6
12
18
24
30
36
42
48
54
60
Increase in the average number of products per client

•January 2016 Cohort – This cohort began with an initial 1.7 average number of product categories invested. This number increased 34% after 6 months, 38% after 12 months, 48% after 18 months, 53% after 24 months, 61% after 30 months, 65% after 36 months, 66% after 42 months, 69% after 48 months, 74% after 54 months and 72% and 60 months;

• January 2017 Cohort – This cohort began with an initial 1.8 average number of product categories invested. This number increased 30% after 6 months, 40% after 12 months, 49% after 18 months, 51% after 24 months, 55% after 30 months, and 60% after 36 months, 65% after 42 months and 64% after 48;
•January 2018 Cohort – This cohort began with an initial 1.9 average number of product categories invested. This number increased 31% after 6 months, 38% after 12 months, 44% after 18 months, and 50% after 24 months, 55% after 30 months and 55% after 36 months;
•January 2019 Cohort – This cohort began with an initial 1.9 average number of product categories invested. This number increased 32% after 6 months, 46% after 12 months, 53% after 18 months and 53% after 24 months;
•January 2020 Cohort – This cohort began with an initial 2.2 average number of product categories invested. This number increased 25% after 6 months and 28% after 12 months.
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
Significant Factors Affecting Our Results of Operations
We believe that our results of operations and financial performance are driven by the following factors:
Growth of Our Retail AUC
We generate a significant portion of our revenues from fees derived from our balance of Retail AUC, including advisory fees, commissions, distribution fees from product manufacturers and asset management fees across various solution categories. This income is primarily driven by:
•Current Balance of Retail AUC from Existing Clients – We provide our existing clients with a large range of financial products and services in which to invest their existing AUC already on our platform. Depending on the mix of products and services that our clients choose, we generate numerous forms of income from our current balance of AUC. As our clients choose to diversify their portfolios and shift their investments from one product to another, we can generate new income from our current balance of AUC.
•New AUC from Existing Clients – As our clients enjoy the XP client experience, many choose to add more money into their accounts. They may use these additional funds to acquire (1) a greater amount of their existing products and services or (2) diversify their portfolios by purchasing additional products and services in new categories. For example, a customer with a portfolio of equity securities may purchase additional equity products and diversify into fixed income products. As our clients add more money to their accounts, we generate additional income from the new balance of AUC introduced onto our platform.
•New AUC from New Clients – As our omni-channel distribution and brands continue to grow, we attract and on-board new clients onto our platform who fund their accounts with new money. We generate additional income from the new balance of AUC introduced by these new clients.

Given the size and economies of scale of our platform and the recurring nature of our revenues due to our business model, we generate a significant amount of our revenues from our current balance of AUC and new AUC from existing clients, as shown in the following chart.
% of Retail Revenue from New Clients vs. Existing Clients
The breakdown set forth in the chart above considers only the portion of retail revenues that we track on a client level that represents: (1) for 2017, 78% of total retail revenues; (2) for 2018, 82% of total retail revenues; (3) for 2019, 84% of total retail revenues; and (4) for 2020, 85% of total retail revenues.
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
•Cross-Sale of Our Products and Services – Our existing clients represent a sizable opportunity to cross-sell products and services with relatively low incremental marketing and advertising expenses for us. We believe the breadth of our offerings represents an opportunity to further increase engagement with our existing clients. To the extent that we are able to cross-sell these products and services and develop and introduce new products and services to our existing clients and attract new clients, we expect our revenues and financial income to continue to grow and our margins to increase.
•Development of New Products and Services – We strive to stay on the cutting edge of the financial technology solutions industry by developing and launching new products and services and intend to continue to invest in product development to build new products and services and to bring them to market. This allows us to continue to meet the needs of our clients, as these needs grow and change over time. We develop our products and services from: (1) our internal new product structuring initiatives; (2) our internal development of new services; (3) third-party vendors who provide complementary financial products and services that we do not provide ourselves; and (4) third-party vendors who provide competitive financial products and services that are similar to those that we offer or are in similar categories.
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
Our ability to increase our Retail AUC from new clients who invest with us is an important lever of revenue growth, though it is decreasing in contribution due to the size and economies of scale of our platform and the recurring nature of our revenues due to our business model. New active clients accounted for 15% of our retail total gross revenues in 2020, compared to 16% in 2019, and 18% in 2018.
Growth of Our Commercial and Digital Content Services
We also generate a smaller portion of our revenues from our Issuer, Institutional and Digital Content services, which are complementary to our platform and enhance the value and liquidity (through the volume of unlisted securities traded through our platform in the secondary market) of our ecosystem. These include:
•Issuer and Institutional Services – We provide a range of financial services to over 700 commercial clients, such as institutions and corporate issuers, that generate several revenue streams, including advisory, structuring and distribution fees from issuers and commissions and asset management fees from institutions. These revenues are based on the volume of investment and capital markets activity accessed through or transacted on our platform. We have developed tailored solutions for commercial customers and intend to (1) expand our service offerings to them; (2) foster long-term partnerships with them; and (3) increase the proportion of revenues generated from them.
•Digital Content Services – We provide a range of digital content services to our ecosystem designed to promote financial awareness, increase the frequency of use of our products and services by our existing customers, and attract new customers. We generate income from our online financial education courses made available by our XP Educação service, from advertising fees generated by our Infomoney financial news portal and from Spiti, our digital platform which provides investment research to retail clients. As we increase our offerings of these products and services, we expect to attract more clients and in turn generate more revenues. We expect our operating cost and expenses to continue to increase as we provide more innovative and effective commercial and digital content products and services.
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
In addition, our technology infrastructure and compliance capabilities also enable us to facilitate secure, fast and cost-efficient financial transactions on our platform. We must continue to upgrade our technology infrastructure and to strengthen our compliance system to keep pace with the growth of our business. In addition, we experience cyber threats and attempted security breaches. If these were successful, these cybersecurity incidents could impact revenue and operating income and increase costs. We therefore continue to make investments, which may result in increased costs, to strengthen our cybersecurity measures.

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
While our business is impacted by the overall activity of the market and market volatility, this impact is partially mitigated by the fact that customers do not typically withdraw the funds they invest with us, and instead allocate them to different products we offer depending on market and macroeconomic conditions. For example, during periods of high market volatility or high interest rates, our clients tend to allocate their funds in low risk, fixed income instruments, and during periods of low market volatility or low interest rates, they tend to allocate their funds to higher risk, high yield instruments such as equities. In addition, we are actively engaged in the further digitalization of our financial services and products, which will help further mitigate this impact as we believe secular growth trends can offset market volatility risk. Nevertheless, there may be changes in our clients’ preferences towards low risk investments within the traditional banks due to market declines and increased volatility caused by COVID-19, which could decrease our net inflows from both new and existing clients.
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

	For the year ended December 31,
	2020	2019	2018
	(in percentages, except as otherwise indicated)

Real growth (contraction) in gross domestic product	(4.1)	1.1	1.1
Inflation (IGP-M)(1)	23.1	7.3	7.5
Inflation (IPCA)(2)	4.5	4.3	3.7
Long-term interest rates–TJLP (average)(3)	4.9	5.6	6.7
CDI interest rate (average)(4)	2.8	4.5	6.5
Period-end exchange rate–R$ per US$1.00	5.196	4.031	3.874
Average exchange rate–R$ per US$1.00(5)	5.158	3.946	3.655
Appreciation (depreciation) of the real vs. US$ in the period(6)	(28.9)	(4.0)	(17.1)
Unemployment rate(7)	13.5	11.9	12.3

Sources: FGV, IBGE, IPEA, Central Bank and Bloomberg.
(1)	Inflation (IGP-M) is the general market price index measured by the FGV.
(2)	Inflation (IPCA) is a broad consumer price index measured by the IBGE.
(3)	TJLP is the Brazilian long-term interest rate (average of monthly rates for the period).
(4)	The CDI (certificado de depósito interbancário) interest rate is an average of interbank overnight rates in Brazil (daily average for the period).
(5)	Average of the exchange rate on each business day of the period.
(6)	Comparing the US$ closing selling exchange rate as reported by the Central Bank at the end of the period’s last day with the day immediately prior to the first day of the period discussed.
(7)	Average unemployment rate for year as measured by the IBGE.
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
Net Revenue from Services Rendered
This is our main source of revenue, deriving mostly from services rendered and fees charged at daily transactions from customers and consisting of:
•Brokerage commissions, which consist of (1) commissions earned on trading of stock, futures and derivatives listed on the B3 by our retail clients; (2) commissions earned on trading of stock, futures and derivatives listed on the B3 by our institutional clients; (3) commissions earned on intermediation of non-deliverable-forward and other over-the-counter contracts; and (4) commissions earned on trading of US equities, futures and derivatives by our international institutional clients.

•Securities placements, which consist of (1) fees earned on COE sales to retail clients (we structure the COE based on perception of demand and attractiveness of a specific exposure under current and prospective macroeconomic scenarios, and a partner bank issues the COE); (2) structuring fees related to issuer services where we are hired by corporate clients placing fixed income, equity or exchange traded fund securities in the capital markets; (3) distribution fees on the sale of such securities to our retail and/or institutional clients; and (4) recurring fees we charge third-party financial institutions that regularly offer CDs or other bank fixed income securities to our retail clients.
•Management fees, which consist of (1) fixed and performance-based management fees from funds managed by our asset managers and sold to our clients; (2) fees from distributions (rebates from fixed and performance-based management fees) of mutual and hedge funds managed by third-party asset managers to our clients; and (3) fixed management fees from XP Advisory managed portfolios and exclusive funds for high net worth retail clients. Fixed management fees are charged on a monthly basis and performance-based management fees for the majority of our funds are charged in June and December of each year.
•Insurance brokerage fees, which consist of (1) fees from distributions (rebates from fixed and performance-based management fees) of pension funds managed by third-party asset managers sold to our retail clients; and (2) rebates on Whole Life insurance products issued by third-party insurance companies, sold to our retail clients.
•Educational services fees, which consist of fees we charge in connection with the financial education and investment-related courses produced by XP Educação and sold to our retail clients and to non-clients, as part of our digital content offerings.
•Other services, which consist of several small revenue streams, including (1) fees charged to retail clients with negative cash balances (typically as a result of margin calls related to equities and derivatives trading); (2) advertising and other digital content fees generated by Infomoney; (3) issuer services advisory fees from M&A and other financial advisory mandates; and (4) commissions on short selling equity trades by our retail clients.
•Deduction from sales taxes and contributions on revenues, including taxes on services (ISS) and contributions on revenues (Social Integration Program – PIS, and Social Security Program – COFINS).
Net Income from Financial Instruments.
A portion of our total revenue and income we generate from our investment distribution platform to retail clients and our institutional brokerage business lines are accounted for not as net revenue from services rendered but as net income from financial instruments, including through (1) the difference between purchases and sales earned on sales of corporate, bank and government fixed income securities to our retail clients and institutional clients (some of which we purchase from the issuer and resell to the client instantaneously, and some of which we hold over short periods to leverage flow and add liquidity to the market); (2) sales of structured notes and more complex derivative instruments to our retail clients (in which we are the counterparty of the listed derivative that the client is buying to build the structured note, and we then hedge consolidated exposures in the market); (3) interest income on loans to our retail clients; and (4) interest earned on uninvested cash balances of our retail clients which we allocate to overnight and other highly liquid investments. In addition, a small portion of this revenue line (less than approximately 5% for the year ended December 31, 2020) is linked to our principal trading operations, which in general consist of investing our own net cash balances in conservative securities and arbitrage and other investments with little to no direct exposure. Income from financial instruments is deducted by taxes and contributions on financial income.
Operating Costs and Expenses
Operating costs. Operating costs primarily consist of (1) commission and incentive costs paid to IFAs based on the revenues they generate from the retail clients that they serve and additional incentives to accelerate business expansion; (2) clearinghouse, custody and other financial services fees paid, primarily to the B3; (3) operating losses related to our activities in the ordinary course of our business; and (4) provisions for bad debts.
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
Other operating income (expenses), net. Other operating expenses, net primarily consist of (1) incentives earned from the Brazilian Treasury Bonds (Tesouro Direto) and B3 transactions as a result of marketing campaigns to increase our number of retail clients and AUC of certain asset classes and incentives received from third parties, mainly due to the joint development of retail products; (2) recovery of charges and expenses; (3) reversal of operating provisions, and other income lines, net of expenses; (4) legal, administrative proceedings and agreements with customers; (5) operating losses on write-off and disposal of assets; (6) fines and penalties; (7) charitable contributions; (8) associations and regulatory fees and (9) other expenses.
Expected credit losses. Expected credit losses primarily consist of the difference between the contractual cash flows due in accordance with certain agreements and all the cash flows that we expect to receive, discounted at an approximation of the original effective interest rate.
Interest expenses. Interest expenses arising from the loans, lease liabilities and debentures that we have borrowed, contracted and issued.
Share of profit or (loss) in joint ventures and associates. Share of profit or (loss) in joint venture and associates is related to equity accounting.
Income before Income Tax
Income before income tax consists of our net revenue and income minus our operating costs, selling and administrative expenses, other net other operating expenses and interest expenses.
Income Tax Expense
Our subsidiaries are subject to different income tax regimes and statutory rates as of December 31, 2020: (1) Banco XP is taxed at a 45% income tax rate; (2) XP CCTVM and XP Seguradora are taxed at a 40% income tax rate; (3) XP Gestão, XP Educação, XP Corretora de Seguros, XP Vista, XP LT, XP PE and XP Allocation and holding entities are taxed at a 34% income tax rate; (4) XP Finanças, Infomoney, Tecfinance, Spiti and other operating entities are taxed at a 10.9% tax rate on revenues (34% rate on a presumed net margin of 32%); and (5) XP Investments, XP Investments UK LLP, XP Private Europe, XP Portugal are taxed at US, UK, Switzerland and Portugal tax rates, respectively. Accordingly, the effective tax rate of our consolidated operations fluctuates over time according to the portion of our total net income that was generated in each of these entities. For 2020, 2019 and 2018 our effective tax rate was 14.0%, 29.4%, and 27.4%, respectively.
Net Income for the Year
Net income for the year consists of our income before income tax minus our income taxes and social security obligations.

Results of Operations
Year Ended December 31, 2020, Compared to the Year Ended December 31, 2019
The following table sets forth our income statement data for the years ended December 31, 2020 and 2019:

	For the years ended December 31,
	2020	2019	Variation (%)
	(R$ millions, except for percentages)

Income statement data
Net revenue from services rendered	5,016	3,596	40
Net income from financial instruments at amortized cost and at fair value through other comprehensive income	183	200	(8)
Net income from financial instruments at fair value through profit or loss	2,952	1,332	122
Total revenue and income	8,152	5,128	59
Operating costs and expenses
Operating costs	(2,645)	(1,597)	66
Selling expenses	(135)	(155)	(13)
Administrative expenses	(3,014)	(1,891)	59
Other operating income (expenses), net	171	153	12
Expected credit losses	(56)	(9)	490
Interest expense on debt	(53)	(84)	(38)
Share of profit or (loss) in joint ventures and associates	1	—	—
Income before income tax	2,421	1,544	57
Income tax expense	(340)	(455)	(25)
Net income for the year	2,081	1,089	91

n.m. = not meaningful.
Total Revenue and Income
Total revenue and income for the year ended December 31, 2020 was R$8,152 million, an increase of R$3,024 million, or 59%, from R$5,128 million for the year ended December 31, 2019. Net revenues from services rendered represented R$1,421 million of the increase in total revenue and income, driven by:
•a R$852 million increase in brokerage commissions, as a result of the increase in the number of active retail clients (which grew 61% period over period) and the growth in gross total revenues from institutional trading during the period, driven by (1) the increase in trading volume of our Brazilian trading desks, mainly due to the market volatility related to COVID-19 pandemic in the first half of the year, including a significant increase in the average daily traded volume in B3 in equities; (2) an increase in the average of daily trades in the year ended December 31, 2020, as we had an average of 2,449 thousand daily trades on our platform compared to an average of 978 thousand daily trades in the year of 2019; and (3) the decrease in the interest rates, which benefited volumes in our trading desks related to futures trading;
•a R$189 million increase in management fees, as a result of (i) management fees from our funds and managed portfolios, which grew 15% from R$1,035 million to R$1,224 million driven mostly by a 64% increase in Retail AUM, and in (ii) fees from distributions (rebates from management fees) of funds managed by third-party asset managers, which grew 21% from R$497 million to R$633 million driven mostly by a 61% increase in the Retail AUC allocated in those funds. As a result, management fees attributable to funds managed by third parties (fees from distributions) decreased from 52% of total management fees for the year ended December 31, 2019 to 48% for the year ended December 31, 2020, while management fees attributable to funds and portfolios managed by our asset managers increased from 49% to 52% during the same period. For the year ended December 31, 2020, 14% of management fees were performance-based and 86% were non-performance-based (i.e., fixed annual fees);
•a R$275 million increase in revenue from securities placements, primarily attributable to the increase in mandates where we acted as placement agents or underwriters for third-party transactions in the domestic and international capital markets;
•a R$20 million increase in revenue from the sale of our online educational products through our XP Educação portal, not only in the individual courses category but also in the adult enrichment category, with the launch of new flagship courses;

•a R$6 million increase in insurance brokerage fees, driven by higher sale of pension funds to retail clients and the overall expansion of retail AUC by 61% over the period;
•a R$202 million increase in other services, including a R$84 million increase in penalties collected from retail clients, a R$54 million increase in commission from securities loaned and operations, a R$42 million increase in client’s margin coverage fees, and a R$15 million increase in other ancillary revenues related to the increase in trading operations, such as securities lending, third-party trading platform fees partially offset by a decrease in revenue from marketing events; and
•net of a R$124 million decrease in taxes and contributions on services.
Net income from financial instruments represented R$1,603 million of the increase in total revenue and income, driven by the growth in our retail investment distribution platform (whose retail clients grew 63% and retail AUC grew 61% period over period), in our institutional businesses, and the increase in our Adjusted Gross Financial Assets balances.
Operating Costs and Expenses
Operating costs. Operating costs for the year ended December 31, 2020 were R$2,645 million, an increase of R$1,049 million, or 66%, from R$1,597 million for the year ended December 31, 2019. This increase was primarily attributable to a R$818 million increase in commission and incentive costs payable to our IFAs as part of the growth of our omni-channel distribution network. Incentive costs are capitalized and amortized over the life of the signed contracts. In addition, clearinghouse fees increased by R$ 143 million, operating losses and provisions by R$17 million and other costs by R$54 million. As a percentage of total revenue and income, our operating costs remained stable at 32% for the year ended December 31, 2020 compared to the 31% for year ended December 31, 2019.
Selling expenses. Selling expenses for the year ended December 31, 2020 were R$135 million, an decrease of R$20 million, or 13%, from R$155 million for the year ended December 31, 2019, due to decreases in advertising and publicity expenses in connection with the impacts of COVID-19 in our traditional, online and social media advertising initiatives, in line with our marketing strategy.
Administrative expenses. Administrative expenses for the year ended December 31, 2020 were R$3,014 million, an increase of R$1,122 million, or 59%, from R$1,891 million for the year ended December 31, 2019. This increase was primarily attributable to:
•a R$877 million, or 69%, increase in personnel expenses related to an increase in total employee headcount (from 2,429 employees as of December 31, 2019 to 3,651 employees as of December 31, 2020), reflecting the fast growth of the company, the expansion of recently launched business lines and especially the accelerated expansion of our technology team and the compensation related to our shared-based plan;
•a R$144 million, or 80%, increase in data processing expenses, mainly related to consultancy services in connection with the operation and maintenance of our platform’s software;
•a R$16 million, or 18%, increase in third parties’ services, mainly due to technology solutions related to online and social media;
•a R$14 million, or 26%, increase in depreciation of property and equipment and right-of-use assets as a result of new leases contracts; and
•a R$38 million, or 102%, increase in amortization of intangible assets as a result of acquisitions of software to develop our platform and services.
Other operating income (expenses), net. We recorded other operating income/expenses, net of R$171 million for the year ended December 31, 2020 compared to other operating income, net of R$153 million for the year ended December 31, 2019. This variation is primarily due to an increase (1) of R$251 million income is mainly related to incentives from third parties, mainly as a result of the joint development of retail products and also the association of such entities with the XP ecosystem for the year ended December 31, 2020; and (2) of R$42 million in expenses related to losses on write-off and disposal of assets, mainly related to lease contracts, facilities, furniture and equipment in connection with our initiative to reduce our office space in the city of São Paulo following our implementation of a permanent remote work model; (3) of R$36 million in expenses with legal, administrative proceedings and settlements mainly related to a one-time fine payable to BSM (B3’s self-regulatory entity) in connection with a disciplinary administrative proceeding that started in 2015 and concluded in 2020; and (4) of R$35 million related to charitable contributions related to the “Transformamosjuntos” initiative we launched following the first cases of COVID-19 in Brazil.

Income before Income Taxes
As a result of the foregoing, income before income taxes for the year ended December 31, 2020 were 2,421 million, an increase of R$877 million, or 57%, from R$1,544 million for the year ended December 31, 2019.
Income Tax Expense
Income tax expense for the year ended December 31, 2020 was R$340 million, a decrease of R$115 million, or 25%, from R$455 million for the year ended December 31, 2019. This decrease was primarily attributable to a decrease in our effective tax rate to 14.04% for the year ended December 31, 2020 from 29.44% for the year ended December 31, 2019, as a result of revenues at the level of entities and investment funds which adopt different taxation regimes according to the applicable rules in their jurisdictions.
Net Income for the Year
As a result of the foregoing, net income for the year ended December 31, 2020 was R$2,081 million, an increase of R$992 million, or 91%, from R$1,089 million for the year ended December 31, 2019.
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
Total Revenue and Income
Total revenue and income in 2019 was R$5,128 million, an increase of R$2,169 million, or 73%, from R$2,958 million in 2018. Net revenues from services rendered represented R$ 1,541 million of the increase in total revenue and income, driven by:
•a R$523 million increase in revenue from securities placements, primarily attributable to the increase in mandates where we acted as placement agents or underwriters for third-party transactions in the domestic and international capital markets, from 94 transactions in 2018 to 207 transactions in 2019. The increase in revenue from Issuer Services was partially offset by a decrease in revenues from COEs during the period;
•a R$508 million increase in management fees, as a result of the robust growth both in (i) management fees from our funds and managed portfolios, which grew 78% from R$302 million to R$538 million driven mostly by a 74% increase in Retail AUM, and in (ii) fees from distributions (rebates from management fees) of funds managed by third-party asset managers, which grew 120% from R$226 million to R$497 million driven mostly by a 54% increase in the Retail AUC allocated in those funds. As a result, management fees attributable to funds managed by third parties (fees from distributions) increased from 43% of total management fees in 2018 to 48% in 2019, while management fees attributable to funds and portfolios managed by our asset managers decreased from 57% to 52% during the same period. In 2019, 33% of management fees were performance-based and 67% were non-performance-based (i.e., fixed annual fees);

•a R$427 million increase in brokerage commissions, as a result of the increase in the number of active retail clients (which grew 91% year over year) and the growth in gross total revenues from institutional trading during the period, driven by (1) the increase in trading volume of our Brazilian trading desks, mainly due to the improvement in the macroeconomic environment in Brazil, including a significant increase in the average daily traded volume in B3 in equities; and (2) the decrease in the interest rates, which benefited volumes in our trading desks related to futures trading;
•a R$55 million increase in revenue from the sale of our online educational products through our XP Educação portal, not only in the individual courses category but also in the adult enrichment category, with the launch of three new flagship courses;
•a R$49 million increase in insurance brokerage fees, driven by higher sale of pension funds to retail clients and the overall expansion of retail AUC by 103% over the period;
•a R$116 million increase in other services, including R$27 million increase in financial advisory fees from Issuer Services mandates, a R$23 million increase in penalties collected from retail clients, a R$28 million increase in client’s margin coverage fees, a R$12 million increase in revenues from Expert events, and a R$26 million increase in other ancillary revenues related to the increase in trading operations, such as securities lending, third-party trading platform fees; and
•net of a R$136 million increase in taxes and contributions on services.
Net income from financial instruments represented R$628 million of the increase in total revenue and income, driven by the growth in our retail investment distribution platform (whose retail clients grew 91% and retail AUC grew 103% year over year), in our institutional businesses, and the increase in our Adjusted Gross Financial Assets balances.
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
Administrative expenses. Administrative expenses in 2019 were R$1,891 million, an increase of R$715 million, or 61%, from R$1,177 million in 2018. This increase was primarily attributable to:
•a R$550 million, or 77%, increase in personnel expenses related to an increase in total employee headcount from 1,593 employees as of December 31, 2018 to 2,429 employees as of December 31, 2019, reflecting the fast growth of the company, the expansion of recently launched business lines and especially the accelerated expansion of our technology team;
• a R$82 million, or 130%, increase in third parties’ services, mainly due to technology solutions related to online and social media;
•a R$27 million, or 104%, increase in depreciation of property and equipment and right-of-use assets as a result of our adoption of IFRS 16; and
•a R$48 million, or 37%, increase in data processing expenses, mainly related to consultancy services in connection with the operation and maintenance of our platform’s software.
Other operating income (expenses), net. Other operating expenses, net in 2019 amounted to an income of R$153 million, an increase of R$185 million from the R$31 million expenses in 2018, mainly due to (1) a R$70 million income related to recognition of PIS/COFINS credits; and (2) a R$102 million income related to incentives earned from B3 linked to our number of retail clients and AUC of certain asset classes.
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
B.    Liquidity and Capital Resources
As of December 31, 2020, we had R$2,660 million in cash and cash equivalents. We believe that our current available cash and cash equivalents and the cash flows from our operating activities will be sufficient to meet our working capital requirements and capital expenditures in the ordinary course of business for the next 12 months.
The following table shows the generation and use of cash for the periods indicated:

	For the year ended December 31,
	2020	2019	2018
	(R$ millions)

Cash flow data
Income before income tax	2,421	1,544	641
Adjustments to reconcile income before income tax	564	206	127
Income tax paid	(519)	(403)	(202)
Contingencies paid	(2)	(3)	(4)
Interest paid	(71)	(28)	(54)
Changes in working capital assets and liabilities	565	211	(4)
Adjusted net cash flow (used in) from operating activities	2,959	1,527	504
Net cash flow (used in) from securities, repos, derivatives and banking activities	(1,448)	(5,341)	(960)
Net cash flows from (used in) operating activities	1,511	(3,814)	(457)
Net cash flows from (used in) investing activities	(582)	(161)	(147)
Net cash flows from (used in) financing activities	789	4,234	380
Our cash and cash equivalents include cash on hand, interbank certificate deposits with banks and other highly liquid securities purchased under agreements to resell with original maturities of nine months or less, which have an immaterial risk of change in value. For more information, see note 6 to our audited consolidated financial statements included elsewhere in this annual report.
Net Cash Flows from Operating Activities
Our net cash flows from operating activities for the year ended December 31, 2020 increased to R$1,511 from R$3,814 in the year ended December 31, 2019, primarily driven by: (1) higher balance of securities and derivatives that we hold in the ordinary course of our business as a retail investment distribution platform and as an institutional broker dealer (with respect to the sale of fixed income securities and structured notes); (2) our strategy to allocate excess cash and cash equivalents from treasury funds, from Floating Balances and from private pension balances to securities and other financial assets (these balances may fluctuate substantially from quarter to quarter); (3) an increase in our banking activities from loan operations, deposits mainly derived from time deposits, structure operations certificates (COEs) and other financial liabilities which include financial bills which we incurred in order to fund our growth plans in new financials services verticals; and (4) the growth of our omni-channel distribution network through our network of IFAs.

Our net cash flows from operating activities (i) decreased to R$3,814 million net cash flow used in operating activities in 2019 from R$457 million net cash flow used in operating activities in 2018. Our net cash flows from operating activities are significantly affected by (1) the balance of securities and derivatives that we hold in the ordinary course of our business as a Retail investment distribution platform and as an Institutional broker dealer (in particular with respect to the sale of fixed income securities and structured notes); and (2) and our strategy to allocate excess cash and cash equivalents from treasury funds, from Floating Balances and from private pension balances to securities and other financial assets. These balances may fluctuate substantially from quarter to quarter and were the key drivers to the net cash flow from operating activities figures, since (1) securities and derivatives (assets, net of liabilities) balances increased to R$26,161 million in 2019 from R$6,583 million in 2018; (2) securities purchased pursuant to resale agreements increased to R$9,490 million for 2019 from R$6,571 million in 2018; (3) securities sold pursuant to repurchase agreements increased to R$15,638 million in 2019 from R$6,641 million in 2018; (4) Securities trading and intermediation liabilities (net of assets; i.e., Floating Balances) increased to R$8,610 million in 2019 from R$4,408 million in 2018; and (5) private pension liabilities increased from R$3,759 million in 2019 to R$16 million in 2018.
If the variation from those lines were to be excluded from the analysis, similar to what the Adjusted Gross Financial Assets metric captures (which in management’s view is a more useful metric to track the intrinsic cash flow generation of the business), adjusted net cash flow from operating activities would have increased to R$2,959 for the year ended December 31, 2020 from R$1,527 for the year ended December 31, 2019, R$1,527 in 2019 from R$504 in 2018, reflecting the continuous increase in operational results and a low consumption of cash in working capital assets and liabilities.
Net Cash Flows from Investing Activities
Our net cash flows from investing activities increased from R$161 million in the year ended December 31, 2019 to R$582 million in the year ended December 31, 2020, primarily affected by: (1) the acquisitions of Fliper Antecipa and DM10 for an aggregate purchase price of R$62 million; (2) investments in associates and joint venture related to DuAgro and WHG of R$229 million; and (3) investments in intangible assets, mostly IT infrastructure and capitalized software, which increased/ from R$89 million in the year ended December 31, 2019 to R$145million in the year ended December 31, 2020.
Our net cash used in investing activities increased to R$161 million in 2019 from R$147 million in 2018, primarily due to (1) the acquisition of Rico for an aggregate purchase price of approximately R$405 million in 2017; (2) the investment in fixed assets, which decreased to R$72 million in 2019 from R$83 million in 2018, mainly related to the relocation of our principal executive offices to our current address in the city of São Paulo in 2018; and (3) the investment in intangible assets, mostly IT infrastructure and software, which increased to R$89 million in 2019 from R$54 million in 2018.
Net Cash Flows from Financing Activities
Our net cash flows used in financing activities decreased from R$4,234 in the year ended December 31, 2019 to R$789 in the year ended December 31, 2020, primarily due to (1) issuance of shares related to our follow-on offering in December 2020 totaling R$1,411 million; (2) principal payment of the first series of non-convertible debentures in a total amount of R$400 million; (3) repurchase of our second series of non-convertible debentures totaling R$66 million and an increase in payments of borrowings and lease liabilities to R$153 million in the year ended December 31, 2020 from R$123 million in the year ended December 31, 2019.
Our net cash flows from financing activities increased to R$4,234 million in 2019 from R$380 million in 2018, primarily due to (1) the capital increases of R$673 million in August 2018 related to the closing of the Itaú Transaction and R$4,482 million related to the initial public offering proceeds in December 2019; (2) the borrowing of a R$600 million equivalent loan from Itaú Nassau in May 2017 which was prepaid in full in August 2018; (3) cash dividend payments to the controlling shareholders of XP Brazil, which increased to R$500 million in 2019 from R$325 million in 2018; (4) the borrowing of the R$325 million loan from IFC in March 2018; and (5) the issuance of our first and second series of nonconvertible debentures, R$400 million of which were issued in September 2018 and R$400 million of which were issued in May 2019.

Indebtedness
As of December 31, 2020, we had R$284 million in outstanding loans, R$208 million in lease liabilities and R$335 million in outstanding debentures. The following is a description of our material indebtedness as of the date of this annual report:
Borrowings
On April 5, 2017, XP CCTVM entered into a loan agreement with Itaú Unibanco S.A., or the Itaú Loan, in the amount of R$126 million, which was borrowed in order to finance the second installment of the Rico acquisition. The loan accrued interest at a rate per annum equal to 113.0% of the CDI rate, was repayable in 36 monthly installments and was paid on March 8, 2021. The loan was secured by a pledge (alienação fiduciária) over a certain number of XP CCTVM shares.
On March 28, 2018, XP Brazil entered into a loan agreement with the International Finance Corporation (IFC), or the IFC Loan, in the amount of R$325.4 million, which was borrowed to finance the expansion of operations and increase the number of clients and IFAs. The loan accrues interest at a rate per annum equal to the CDI rate + 0.774% and matures on April 15, 2023. The principal amount is due on the maturity date and interest is payable semiannually on April 15 and October 15 of each year. In July 2020, we prepaid a portion of the IFC Loan in the aggregate amount of R$54 million. As of December 31, 2020, R$274 million was outstanding under the IFC Loan.
Debentures
On May 15, 2019, XP Brazil issued its second series of nonconvertible debentures in the aggregate amount of R$400 million, with a unit value at issuance of R$1,000 over the nominal amount. The principal amount of the debentures is payable in two installments on May 15, 2021 and on May 15, 2022 (the maturity date). The debentures, as amended on May 23, 2019 following the completion of the bookbuilding process, accrue interest at 107.50% of the CDI rate, payable semiannually on May 15 and November 15 in each year.
On June 30, 2020, we repurchased 65,611 units of our second series of nonconvertible debentures in the aggregate principal amount of R$65 million.
Certain of our loans and debentures are subject to certain restrictive covenants and require that the borrower entity (as indicated below) meet certain financial ratios, which are as follows:
Itaú Loan
•a XP CCTVM net debt to EBITDA ratio equal to or less than 1:1. Net debt is calculated as the sum of total debt less cash and cash equivalents and encumbered financial investments. EBITDA is calculated as income before income tax and social contribution, depreciation and amortization, financial income, non-operating income, equity income and minority interests; and
•a XP CCTVM net debt to financial expenses ratio equal to or less than 2:1. Net debt is calculated as total debt less cash and cash equivalents and encumbered financial investments. Financial expenses are calculated as the sum of interest on financial debts, loans, securities, negative goodwill on assignment of credit rights, structuring costs of banking or capital markets, monetary and exchange variations liabilities, and hedge/derivative expenses, excluding interest on equity.
IFC Loan
•a XP Brazil risk weighted capital adequacy ratio of not less than (i) 18% until December 31, 2019, (ii) 16% until March 31, 2020, (iii) 14% until June 30, 2020, and (iv) 12% thereafter, which is calculated as total capital divided by risk weighted assets;
•a XP Brazil equity to assets ratio which is calculated as shareholders' equity divided by our total assets excluding: (a) the amount of floating; (b) private pension liabilities; (c) reverse securities purchased under agreements to resell, which have Brazilian sovereign government bonds as collateral; and (d) forward derivatives contracts recorded under derivatives financial instruments (assets), which have Brazilian sovereign government bonds as collateral.
•a XP Brazil economic group exposure ratio not to exceed 25%, which is calculated as the exposure of the borrower to any person or economic group, excluding assets held on behalf of clients booked in the line of third parties settlements, divided by total capital;

•a XP Brazil open credit exposures ratio not to exceed 25%, which is calculated as problem exposures less total provisions divided by total capital. Problem exposures is calculated as the sum of (1) exposures where any portion of such exposures are, on a non-accrual basis 90 days or more in arrears, or for which there is otherwise doubt that payments will be made in full; (2) exposures where any portion of such exposures has been a restructured troubled loan within the past consecutive 12 months; (3) assets received in lieu of payment (including, but not limited to, real estate and equity shares); and (4) claims on other persons that are unreconciled, unsettled or otherwise unresolved for 90 days or longer;
•a XP Brazil short term liquidity ratio of not less than 1.05:1, which is calculated as liquid assets divided by short-term liabilities. Liquid assets is calculated as the sum of cash on hand, call deposits with banks and financial institutions, marketable securities with a triple A rating, government bonds, treasury bills and other assets that can be sold or withdrawn, on demand, or within 30 days, excluding assets held on behalf of clients booked in the line of third parties settlements. Short-term liabilities are calculated as callable liabilities and liabilities maturing within 30 days, excluding assets held on behalf of clients booked in the line of third parties settlements; and
•compliance with material requirements from SUSEP imposed on XP VP, including minimum capital requirements, as well as with material requirements from the Central Bank, imposed on Banco XP, including capital adequacy ratios, economic group exposure, liquidity coverage ratio, and any other requirements from time to time imposed by any authority.
Debentures
•an XP Brazil regulatory capital ratio 1% or more above the minimum regulatory capital requirement as established by the Central Bank from time to time; and
•a XP Brazil pre-tax income to financial expenses ratio greater or equal to 2:1.
As of December 31, 2020, we were in compliance with the covenants in our loan agreements and debentures, as described above. For further information on our indebtedness, see notes 20 and 21 to our audited consolidated financial statements included elsewhere in this annual report.
Capital Expenditures
In the years ended December 31, 2020, 2019 and 2018, we made capital expenditures of R$292 million, R$161 million, R$137 million and, respectively. Total capital expenditures as a percentage of total net revenue and income were 3.6% in 2020, 3.1% in 2019 and 4.6% in 2018. These capital expenditures mainly include expenditures related to the upgrade and development of our IT systems, software and infrastructure, and the expansion of our office spaces due to accelerated growth in employee headcount.
We expect to increase our capital expenditures to support the growth in our business and operations, including for the construction of our new headquarters at Villa XP. The construction of Villa XP may result in additional capital expenditures, but we do not expect these to have a material impact on our liquidity position or cash flows. We expect to meet our capital expenditure needs for the foreseeable future from our operating cash flow and our existing cash and cash equivalents. Our future capital requirements will depend on several factors, including our growth rate, the expansion of our research and development efforts, employee headcount, marketing and sales activities, the introduction of new features to our existing products and the continued market acceptance of our products.
C.    Research and Development, Patents and Licenses, Etc.
See “Item 4. Information on the Company—D. Property, Plants and Equipment—Intellectual Property.”
D.    Trend Information
For a discussion of trend information, see “Item 4. Information on the Company—B. Business Overview—Key Market Trends.”
E.    Off-Balance Sheet Arrangements
We did not have any off-balance sheet arrangements as of December 31, 2020.
F.    Tabular Disclosure of Contractual Obligations
The following is a summary of our contractual obligations as of December 31, 2020:

	Payments due by period as of December 31, 2020
	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
	(R$ millions)

Borrowings	284	18	266	—	—
Debentures	335	—	335	—	—
Lease obligations	208	34	66	43	65
Other financial liabilities (1)	462	—	9	422	31
Total	1,290	52	676	465	97

(1)
As of December 31, 2020, corresponds to the fair value of contingent consideration mostly associated to the investment acquisition in WHG. The maturity of the contingent consideration payment is up to six years and the contractual maximum amount payable is R$653 million (the minimum amount is zero).

G.    Safe Harbor
See “Cautionary statement regarding forward-looking statements.”
ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES
A.    Directors and Senior Management
We are managed by our board of directors and by our senior management, pursuant to our Memorandum and Articles of Association and the Cayman Islands Companies Law (as amended).
Board of Directors
As of December 31, 2020, our board of directors was composed of twelve members. Each director is appointed for a two-year term, unless they resign or their office is vacated earlier, provided, however, that such term shall be extended beyond two years in the event that no successor has been appointed (in which case such term shall be extended to the date on which such successor has been appointed). Directors appointed by the board of directors hold office until the next annual general meeting. Our directors do not have a retirement age requirement under our Memorandum and Articles of Association.
On December 9, 2020, Francisco Eduardo de Almeida Pinto tendered his resignation as a member of our board of directors and as a member of our compensation committee, effective as of December 31, 2020.
The following table presents the names of the current members of our board of directors.

Name	Age	Position

Guilherme Dias Fernandes Benchimol	44	Chairman
Bernardo Amaral Botelho	45	Director
Carlos Alberto Ferreira Filho	41	Director
Gabriel Klas da Rocha Leal	40	Director
Bruno Constantino Alexandre dos Santos	45	Director
Fabrício Cunha de Almeida	38	Director
Guilherme Sant’Anna Monteiro da Silva	37	Director
Luiz Felipe Amaral Calabró	43	Director
Martin Emiliano Escobari Lifchitz	49	Director
Geraldo José Carbone	64	Director
Maria Helena dos Santos Fernandes de Santana	61	Director
Ricardo Baldin	66	Director
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
Luiz Felipe Amaral Calabró is a member of our board of directors and a member of our audit committee, a position he has held since August 2020. Mr. Calabró is a lawyer with over 20 years’ experience in capital markets, self-regulated activities in stock, derivatives and commodities exchanges, commercial law, compliance, capital markets and banking regulation, clearing and depository legal issues, investment funds and asset management regulation, consumer law, banking consumer, contracts, civil litigation and corporation law. After working in various law firms, Mr. Calabró worked at BSM Market Supervision at the B3 from 2007 to 2020, and is currently the general counsel at Levy & Salomão Advogados. Mr. Calabró holds graduate, postgraduate and master’s law degrees from the Pontifical Catholic University (PUC SP) and a PhD in commercial law from the University of São Paulo (USP).

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
Maria Helena dos Santos Fernandes de Santana is a member of our board of directors and chairperson of our audit committee, positions she has held since November 2019. Mrs. Santana has been an independent member of the audit committee of XP Brazil since 2018. She is a non-executive director and the chairman of the Nomination, Compensation and Governance Committee of Oi S.A. since 2018. She has also been a member of the governance and nomination committee of the International Integrated Reporting Council (IIRC) since 2016, and a member of the Latin-American Roundtable on Corporate Governance (OECD) since 2000. She is a member of B3’s Issuers and Underwriters Advisory Committee (Câmara Consultiva de Emissores e Estruturadores). Mrs. Santana was a non-executive director of Bolsas y Mercados Españoles (BME) from 2016 to July 2020. Mrs. Santana was an independent member of the audit committee of Itaú Unibanco Holding S.A. from June 2014 to August 2020, a member of the Board of Trustees of the IFRS Foundation from 2014 to 2019, a non-executive director and chairman of the corporate governance committee of Companhia Brasileira de Distribuição S.A. from 2013 to 2017, a non-executive director and chairman of the audit committee of Totvs S.A. from 2013 to 2017, and a nonexecutive director of CPFL Energia S.A. from 2013 to 2015. She was chairman of the executive committee of the International Organization of Securities Commissions (IOSCO) from 2011 to 2012, a commissioner at the CVM from July 2006 to July 2007, president of the CVM from July 2007 to July 2012, and the CVM representative on the Financial Stability Board (FSB) from 2009 to 2012. Mrs. Santana was also vice chairman at the Instituto Brasileiro de Governança Corporativa (IBGC) from 2004 to 2006, and a member of its board of directors from 2001 to 2006. She worked at BM&F Bovespa S.A. (now B3) from 1994 to 2006, where she was responsible for the implementation of the Novo Mercado and corporate governance listing tiers of the stock exchange and where she was head of Listings and Issuer Relations from 2000 to 2006. Mrs. Santana holds a bachelor’s degree in economics from the University of São Paulo.
Ricardo Baldin is a member of our board of directors and a member of our audit committee, positions he has held since April 2020. He is currently the chairman of the audit committee of Alpargatas, CBMM and Eneva. Mr. Baldin served as a member of the board of directors of Braskem, FGC and Ecorodovias, and as fiscal counselor of FGC and FMCSV. He has also served on several audit committees, including those of Redecard, Tecban, Porto Seguro, CIP, Itaú-Unibanco and Ecorodovias. He was the controllership, risk management, integrity and compliance and technology Officer at BNDES from May 2016 to July 2017, and chief audit executive at Itáu-Unibanco from May 2009 to May 2015. In addition, Mr. Baldin worked at PwC from August 1977 to 2009, where he was a partner and the head of the financial services practice from 1994 to 2009, a financial services partner from 1988 to 1994, a senior manager from 1980 to 1988 and foreign trade specialist from 1979 to 1988. Mr. Baldin holds a bachelor’s degree in accounting from Universidade do Vale do Rio dos Sinos.
Executive Officers
Our executive officers are responsible for the management and representation of our company. We have a strong centralized management team led by Guilherme Dias Fernandes Benchimol, our CEO, with broad experience in the financial services industry.

On May 12, 2021, Mr. Benchimol will step down as our chief executive officer and will be replaced by Thiago Maffra (our current CTO). Thiago Maffra is our chief technology officer, a position he has held since September 2018. He joined the XP group in February 2015 and has led the strategy and development of our technology-driven financial services platform and digital transformation over the past three years. Prior to joining the XP group, Mr. Maffra worked as a trader at Corretora Souza Barros Câmbio e Titulos S.A. from November 2010 to January 2015 and at Bulltick Capital Markets Holdings, LLC from September 2006 to November 2010. Mr. Maffra was awarded a Chartered Financial Analyst (CFA) charter in 2015. Mr. Maffra holds a bachelor’s degree in business administration from INSPER and an MBA from Columbia Business School. See “Item 4. Information on the Company—A. History and Development of the Company Recent Developments—Appointment of New CEO of XP Inc.”
The following table lists our current executive officers:

Name	Age	Position

Guilherme Dias Fernandes Benchimol	44	Chief Executive Officer
Bruno Constantino Alexandre dos Santos	45	Chief Financial Officer
Fabrício Cunha de Almeida	38	General Counsel
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
After our public offering in December 2020 and as a result of the change in its share ownership in the Company, Itaú ceased to have certain veto rights, which would have been effective from August 2033, including over the approval of the annual compensation of our CEO and CFO, the entering into material agreements with exclusivity and/or non-compete obligations, and the entering into certain other commercial agreements. In addition, Itaú has the right to appoint two directors and one independent director (who is also member of our audit committee) to our board of directors. See “—Veto rights” and “Item 7. Major Shareholders and Related Party Transactions—A. Major shareholders.”
Restrictions on Transfers of Shares
The Shareholders’ Agreement provides that, subject to certain permitted transfers, transfers of shares owned by XP Controle, Itaú and GA Bermuda are subject to (1) lock-up arrangements as described below; (2) restrictions on transfers pursuant to private sales as described below; (3) restrictions on transfers of Class B common shares as described below; (4) restrictions on transfers of Class A common shares as described below; (5) the lock-up agreements entered into with the underwriters in connection with this offering; (6) rights of first refusal and tag-along rights as described below; (7) applicable securities law restrictions; and (8) the terms and conditions of the Registration Rights Agreement (as defined below), as applicable.

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
Private Sales
The Shareholders’ Agreement provides that a private sale of shares owned by any of the shareholders party to the Shareholders’ Agreement shall only be permitted if:
•the acquirer is a financial institution, private equity group, financial conglomerate, institutional investor or sovereign fund, which (1) is reputable and financially sound; and (2) has a significant probability of obtaining all the regulatory approvals necessary for the acquisition of the shares and consummation of the remainder of the Itaú Transaction pursuant to which Itaú may acquire additional shares from GA Bermuda and XP Controle, or a Certified Buyer; and
•the Certified Buyer adheres to the Shareholders’ Agreement; and
•the shareholder selling such shares in the private sale transfers 100% of its shares (except that XP Controle is permitted to transfer less than 100% of its shares pursuant to a transaction that triggers a change of control as permitted under “—Transfer of Class B Common Shares” below and except as otherwise permitted under “—Transfers of Shares by XP Controle and GA Bermuda” and “—Liquidity Alternative” below).
The right of first refusal and tag-along rights discussed below shall apply to such private transfers.
Transfer of Class B Common Shares
The Shareholders’ Agreement provides that, in addition to the restrictions described under “—Private sales” above, any transfer of Class B common shares shall only be permitted through a private sale and:
•in relation to a transfer by Itaú, if such transfer represents 100% of the shares owned by Itaú at the time of such sale; or
•in relation to a transfer by XP Controle and subject to the lock-up arrangements as described above, if such transfer triggers a change of control. A transfer of control is subject to the Brazilian Central Bank’s discretionary approval.
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
•is not (1) a financial institution controlled by Brazilian persons; or (2) a financial institution that operates in Brazil as a retail bank; and/or
•does not have a direct or indirect stake in excess of 30% in the corporate capital of the persons referred to in the first bullet above, or an Authorized Investor.

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
Liquidity Alternative
To the extent any of the regulatory approvals required for the consummation of the remainder of the Itaú Transaction are denied or not obtained within 18 months as of the date they have been requested, whichever occurs first, the lock-up arrangements related to the Itaú Transaction applicable to XP Controle and GA Bermuda shall terminate and XP Controle, Itaú and GA Bermuda shall have the right to (1) request a follow-on offering subject to the terms and conditions of the Registration Rights Agreement (as defined below), in which case the other shareholders and the Company shall use their reasonable commercial efforts to carry out and cause to be carried out all acts that are necessary to approve and, subject to favorable market conditions, file the registration statement for a public offering of Class A common shares, and pursuant to which the right of first refusal and tag-along rights discussed below shall not apply; or (2) initiate a structured private sale process of up to 100% of its shares, to one or more Certified Buyers, or a Private Transfer, which shall be subject to the right of first refusal and tag-along rights. If a Private Transfer results in the transfer of all the shares held by XP Controle or Itaú or GA Bermuda, the respective Certified Buyer(s) shall succeed the respective shareholder and become a party to the Shareholders’ Agreement.
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
Preemptive Rights
The Shareholders’ Agreement provides that, except for: (i) the issuance of Class A common shares in connection with our initial public offering; and (ii) as otherwise provided for in our Memorandum and Articles of Association, in the event of an increase in the share capital of the Company, XP Controle, Itaú and GA Bermuda will have preemptive rights and will be entitled to subscribe to new Class A common shares and Class B common shares, as applicable, in proportion to their respective interests in the total and voting share capital of the Company at the time of such capital increase. If the Company proposes to issue Class A common shares for cash in the context of a public offering in the stock exchange without the corresponding preemptive rights described above, the Company shall notify each holder of Class B common shares, who will have 30 calendar days to inform the Company whether or not it agrees with the proposed issuance. In the event holders of at least two-thirds of Class B common shares agree that a proposed issuance of Class A common shares shall be made without preemptive rights applying to such issuance, the Company will be entitled to carry on a public offering in the stock exchange without the preemptive rights described above applying to such issuance. A holder of Class B common shares will be deemed to have agreed to the proposed issuance (and will be deemed to have waived its preemptive rights with respect to such proposed issuance) to the extent it does not notify the Company to the contrary within 30 calendar days of the Company notifying such holder of Class B common shares of the proposed issuance. In the context of a public offering of Class A common shares, if any of XP Controle, Itaú or GA Bermuda subscribes for any number of Class A common shares being issued in such offering, the remaining shareholders named above shall have the right to subscribe to at least a number of Class A common shares as would guarantee that their dilution in the Company is not greater than such other shareholders’ dilution by reason of such offering.

Right of First Refusal and Tag-Along Rights
The Shareholders’ Agreement provides that, if XP Controle, Itaú and/or GA Bermuda intend to privately sell their shares to a Certified Buyer, they must, subject to certain exceptions, first offer those shares to the other shareholders party to the Shareholders’ Agreement, who shall have the right of first refusal. To the extent such shareholders do not exercise their right of first refusal, they will have tag along rights that require XP Controle, Itaú and/or GA Bermuda, as applicable, to include all the shares held by them in the offered shares to be sold to the Certified Buyer, at the same price per share and under the same terms and conditions.
Veto Rights
The Shareholders’ Agreement provides that Itaú will have veto rights over the following actions:
(a)any distribution of dividends in an amount that exceeds 50% of the Company’s net profits for the year, after legally required adjustments;
(b)changes to the accounting policies and practices of the Company and/or its Controlled Companies;
(c)changes in the external independent auditors;
(d)the unjustified dismissal of the internal auditor;
(e)the creation, modification and/or termination of the Company’s and/or XP Brazil’s stock option policy or any kind of long-term incentive plan granted to executives of the Company;
(f)changes to our Memorandum and Articles of Association that have an adverse effect on the rights granted to Itaú pursuant to the Shareholders’ Agreement, including the creation of new classes of shares;
(g)changes in the number of members and/or powers granted to the board of directors, except if such change is required to assure that XP Controle shall elect the majority of the members of the board of directors;
(h)the redemption of the Company’s and/or the Controlled Companies’ shares that results in a capital return to the shareholders of the Company and/or of its Controlled Companies, subject to certain exceptions;
(i)subject to certain thresholds, entering into an association agreement with other companies, mergers, spin-offs, incorporations, acquisitions, partnerships, profit-sharing agreements, or the sale of assets;
(j)the transfer and/or issuance to any persons other than the Company of any shares or other convertible securities of XP Brazil by the Company;
(k)transactions involving any government body and/or any related parties to the Company or to GA Bermuda, subject to certain exceptions;
(l)changes in the business of the Company and/or of its Controlled Companies, subject to certain exceptions;
(m)brand sales or modifications;
(n)annual investments (CAPEX) not provided for in the annual budget subject to certain thresholds;
(o)non-ordinary course granting or borrowing of loans and guarantees subject to certain thresholds;
(p)granting of guarantees that benefit third parties subject to certain thresholds;
(q)sale of treasury shares; and
(r)dissolution or liquidation, judicial reorganization or bankruptcy and out-of-court reorganization plan approvals.
The Shareholders’ Agreement further provides that:
(a)any and all proposals involving any type of transaction described in item (k) above shall be discussed by the Company’s board of directors, and if the members of the board of directors nominated by Itaú veto such transaction, the relevant members shall present a written and reasonable justification in connection with such veto (provided that the interest of Itaú in the same business or in the acquisition of the same asset, for example, shall not be considered a reasonable justification) and Itaú shall not be permitted to negotiate or conclude such transaction for a period of twenty four (24) months; and
(b)Itaú shall lose the veto rights automatically and regardless of any amendment to the Shareholders’ Agreement, if Itaú holds less than 24.95% of the Company’s total share capital.

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
(g)    subject to certain exceptions, related party transactions involving, on the one hand, the Company or its Controlled Companies and, on the other, (1) XP Controle, or any other companies directly or indirectly controlled by XP Controle, its respective direct or indirect controlling shareholders, or their spouses and first- and second-degree relatives; (2) any managers of the Company or of its Controlled Companies or their spouses and first- and second-degree relatives; (3) and/or any direct or indirect Controlled Company of the Company;
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
The Shareholders’ Agreement further provides that:
(a)GA Bermuda shall only be allowed to exercise the vetoes provided for in items (a) and (b) above until the complete implementation of the second acquisition, as provided for in the stock purchase agreement dated May 11, 2017 among XP Controle, GA Bermuda and Itaú;
(b)GA Bermuda shall lose the veto rights provided in the items above automatically and regardless of any amendment to the Shareholders’ Agreement, if GA Bermuda holds less than 176,382,406 shares on a pre-split basis (44,095,602 shares after giving effect to the Share Split) in the Company, adjusted solely to reflect any consolidation and/or subdivision of the relevant shares of the Company and/or similar transaction; and
(c)except for the veto rights provided for in items (a), (d) and (f) above, which are granted for the sole and exclusive benefit of GA Bermuda (intuitu personae), the veto rights shall, as provided for in the Shareholders’ Agreement, be mutatis mutandis applicable to the Authorized Investors that acquire shares from GA Bermuda and/or to Certified Buyers who acquire such shares, provided that none of the respective shares acquired are subsequently transferred by them.
Composition of Board of Directors
Subject to certain limitations, the Shareholders’ Agreement provides that (1) XP Controle shall be entitled to nominate and replace seven directors and their respective alternates as long as XP Controle holds more than 50% of the Company’s voting rights; (2) Itaú shall be entitled to nominate and replace two directors and their respective alternates if the voting capital of the Company held by Itaú falls below: (i) 15%, Itaú shall be entitled to nominate only one director, (ii) 5%, Itaú shall no longer be entitled to nominate any director. (3) GA Bermuda shall be entitled to nominate and replace one director and its respective alternate if the total capital of the Company held by GA Bermuda falls below 5%, GA Bermuda shall no longer be entitled to nominate any director; and (4) the board of directors will have three independent directors who will also be members of the Company’s audit committee. In the event XP Controle holds less than 50% of the Company’s voting rights, Itaú and XP Controle shall be able to exercise their respective voting rights in order to nominate as many directors as possible, according to their respective proportion of voting interest.

Composition of Audit Committee
The Shareholders’ Agreement provides that, subject to compliance with applicable law and Nasdaq rules, for as long as Itaú holds at least 24.95% of the Company’s total share capital, it will have the right to appoint one member of the audit committee. XP Controle will have the right to appoint the other two member of the audit committee, including its chairman, and GA Bermuda will have the right to appoint one observer, who may participate in audit committee meetings without voting rights.
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
Non-Solicitation
The Shareholders’ Agreement provides that GA Bermuda, Itaú, XP Controle and each of XP Controle’s controlling shareholders, as well as their respective affiliates, undertake not to hire, persuade or entice away any key employees for leaving their job or position or terminating their relationship with XP Controle, the Company, XP Brazil and/or its Controlled Companies, as follows:
•with respect to Itaú, XP Controle and each of XP Controle’s controlling shareholders, for a period of five years counted from the date on which they, respectively, cease to be a direct or indirect shareholder of the Company, XP Brazil and/or of its Controlled Companies; and
•with respect to GA Bermuda, for a period of two years counted from the date on which it ceases to be a direct or indirect shareholder of the Company and/or of its Controlled Companies.
Itaú’s non-solicitation obligation ceases to apply to it and its affiliates (1) after the period of one year counted from the date on which the employment relationship between the key employee and XP Controle, the Company, XP Brazil and/or its Controlled Companies ended; or (2) as from the date Itaú acquires control of the Company, if applicable.
Term
The Shareholders’ Agreement shall be valid and enforceable for a period of 30 years.
B.    Compensation
Compensation of Directors and Officers
Under Cayman Islands law, we are not required to disclose compensation paid to our senior management on an individual basis and we have not otherwise publicly disclosed this information elsewhere.
For the years ended December 31, 2020, 2019, and 2018, the aggregate compensation expense for the members of the board of directors and our executive officers for services in all capacities was R$62 million, R$27 million and R$34 million, respectively, which includes both benefits paid in kind and compensation. See note 29(a) to our audited consolidated financial statements included elsewhere in this annual report.
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
The vesting conditions for grants under the LTIP are determined by the administrator and, in the case of restricted stock and RSUs, are set forth in the applicable award documentation. For stock options, the administrator determines the exercise price of the option, the term of the option and the time or times at which the option may be exercised. Performance awards are subject to performance conditions as specified by the administrator and are settled in cash, Class A common shares, other awards, other property, net settlement or any combination thereof, as determined by the administrator in its discretion, following the end of the relevant performance period. The LTIP is administered by a compensation committee appointed by our board of directors consisting of not less than three members, which may consist of directors and/or officers or other management members of our company. For more information see “—C. Board Practices—Committees—Compensation Committee.” As of December 31, 2020, we had made awards consisting of 13,899,648 shares under the LTIP.
C.    Board Practices
Foreign Private Issuer Status
Nasdaq listing rules include certain accommodations in the corporate governance requirements that allow foreign private issuers, such as us, to follow “home country” corporate governance practices in lieu of the otherwise applicable corporate governance standards of Nasdaq. The application of such exceptions requires that we disclose each Nasdaq corporate governance standard that we do not follow and describe the Cayman Islands corporate governance practices we do follow in lieu of the relevant Nasdaq corporate governance standard. We currently follow Cayman Islands corporate governance practices in lieu of the corporate governance requirements of Nasdaq in respect of the following:
•the majority independent director requirement under Section 5605(b)(1) of Nasdaq listing rules;
•the requirement under Section 5605(c)(2)(A) of Nasdaq listing notes that the audit committee must be comprised of at least three members;
•the requirement under Section 5605(d) of Nasdaq listing rules that a compensation committee comprised solely of independent directors governed by a compensation committee charter oversee executive compensation;
•the requirement under Section 5605(e) of Nasdaq listing rules that director nominees be selected or recommended for selection by either a majority of the independent directors or a nominations committee comprised solely of independent directors;
•the requirement under Section 5635(d) of Nasdaq listing rules that a listed issuer obtain stockholder approval prior to issuing or selling securities (or securities convertible into or exercisable for common stock) that equal 20% or more of the issuer’s outstanding common stock or voting power prior to such issuance or sale; and
•the requirement under Section 5605(b)(2) of Nasdaq listing rules that the independent directors have regularly scheduled meetings with only the independent directors present.
Cayman Islands law does not impose a requirement that the board consist of a majority of independent directors or that such independent directors meet regularly without other members present. Nor does Cayman Islands law impose specific requirements on the establishment of a compensation committee or nominating committee or nominating process.

Controlled Company Exception
On the date of this annual report, XP Controle beneficially owns 66.9% of our Class B common shares, representing 55.4% of the voting power of our outstanding share capital. As a result, we are a “controlled company” within the meaning of the corporate governance standards of the Nasdaq corporate governance rules. Under these rules, a company of which more than 50% of the voting power in the election of directors is held by an individual, group or another company is a “controlled company” and may elect not to comply with certain corporate governance requirements.
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
Committees
Audit Committee
The audit committee, which consists of Luiz Felipe Amaral Calabró, Maria Helena dos Santos Fernandes de Santana and Ricardo Baldin, assists our board of directors in overseeing our accounting and financial reporting processes and the audits of our financial statements. In addition, the audit committee is directly responsible for the appointment, compensation, retention and oversight of the work of our independent registered public accounting firm. Maria Helena dos Santos Fernandes de Santana serves as Chairperson of the committee. The audit committee consists exclusively of members of our board of directors who are financially literate, and Ricardo Baldin is considered an “audit committee financial expert” as defined by the SEC. Our board of directors has determined that Luiz Felipe Amaral Calabró, Maria Helena dos Santos Fernandes de Santana and Ricardo Baldin satisfy the “independence” requirements set forth in Rule 10A-3 under the Exchange Act.
The audit committee is governed by a charter that complies with Nasdaq rules. The audit committee is responsible for, among other things:
•the appointment, compensation, retention and oversight of any auditor or accounting firm engaged for the purpose of preparing or issuing an audit report or performing other audit, review or attest services;
•pre-approving the audit services and non-audit services to be provided by our independent auditor before the auditor is engaged to render such services;
•reviewing and discussing with the independent auditor its responsibilities under generally accepted auditing standards, the planned scope and timing of the independent auditor’s annual audit plan(s) and significant findings from the audit;
•obtaining and reviewing a report from the independent auditor describing all relationships between the independent auditor and the Company consistent with the applicable PCAOB requirements regarding the independent auditor’s communications with the audit committee concerning independence;
•confirming and evaluating the rotation of the audit partners on the audit engagement team as required by law;
•reviewing with management, in separate meetings whenever the Audit Committee deems appropriate, any analyses or other written communications prepared by the Management and/or the independent auditor setting forth significant financial reporting issues and judgments made in connection with the preparation of the financial statements, including analyses of the effects of alternative IFRS methods on the financial statements; and other critical accounting policies and practices of the Company;
•reviewing, in conjunction with the Chief Executive Officer and Chief Financial Officer of the Company, the Company’s disclosure controls and procedures and internal control over financial reporting;
•establishing procedures for the receipt, retention and treatment of complaints received by the Company regarding accounting, internal accounting controls or auditing matters, and the confidential, anonymous submission by employees of the Company of concerns regarding questionable accounting or auditing matters; and

•ratifying certain related party transactions (as defined in our related party transaction policy) in accordance with our related party transaction policy.
The audit committee meets as often as it determines is appropriate to carry out its responsibilities, but in any event meets at least four times per year.
Compensation Committee
Our compensation committee, which consists of Guilherme Dias Fernandes Benchimol, Bruno Constantino Alexandre dos Santos, Guilherme Sant’Anna Monteiro da Silva and Martin Emiliano Escobari Lifchitz, assists the board of directors in reviewing and approving the compensation structure, including all forms of compensation, relating to our directors and executive officers. The committee reviews the total compensation package for our executive officers and directors and recommends to the board of directors for determination the compensation of each of our directors and executive officers, and will periodically review and approve any long-term incentive compensation or equity plans, programs or similar arrangements, annual bonuses, and employee pension and benefits plans. As permitted by the listing requirements of Nasdaq, we have opted out of Nasdaq Listing Rule 5605(d) which requires that a compensation committee consist entirely of independent directors.
ESG – Environmental, Social and Governance Committee
During 2020 we made a number of significant advances on the Environmental, Social and Governance, or ESG, front. In September 2020, we established an ESG advisory committee at the XP Inc. level, composed of twelve members which include the senior management of XP, who have substantial experience with our operations, the financial services industry and the markets. We also launched our ESG Manifest, which will guide our actions, aiming to lead the ESG agenda in the market, positioning ourselves as a company that takes responsibility for its legacy and inspiring our customers to become agents of transformation, in line with our strategy focused mainly on education, diversity and gender equality.
Since November 2020, XP Gestão and XPA, our asset management, are PRI Signatories (Principles for Responsible Investment Signatories), a public commitment to integrating ESG factors into investment decision making. During 2020, we launched four ESG-focused funds and the “MLHR3” (Mulheres Que Transformam) initiative which consists of promoting gender equality within XP, a financial education journey for women and the launch of a fund that donates 20% of its management fee to a non-governmental organization in Brazil that focuses on female leadership development. We also launched an education initiative through the “Educação Garantida” (Guaranteed Education) project, a partnership with “Instituto da Criança”, that donates money to pay for scholarship students from families in economic difficulties. In addition, we donated more than R$30 million to philanthropic institutions committed to mitigating the impacts of the COVID-19 pandemic through our Juntos Transformamos project.
D.    Employees
As of December 31, 2020, 2019 and 2018, we had 3,651, 2,429 and 1,593 employees, respectively. As of December 31, 2020, all of our employees were based in our offices in São Paulo, Rio de Janeiro, New York City, Miami, London, Lisbon and Geneva.
The table below breaks down our full-time personnel by function as of December 31, 2020:

Function	Number of employees	% of Total

Management	315	9%
Technology	1,133	31%
Sales and Marketing	232	6%
Customer Support	685	19%
General and Administrative	1,286	35%
Total	3,651	100%
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
ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS
A.    Major Shareholders
The following table and accompanying footnotes present information relating to the beneficial ownership of our Class A common shares and Class B common shares as of December 31, 2020. We are not aware of any other shareholder that beneficially owns more than 5% of our common shares nor of any arrangements the operation of which may at a subsequent date result in a change of control of the company.
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
Except as otherwise indicated, and subject to applicable community property laws, we believe that each shareholder identified in the table below possesses sole voting and investment power over all the Class A common shares or Class B common shares shown as beneficially owned by the shareholder in the table. Percentages in the table below are based on 377,764,985 outstanding Class A common shares and 181,293,980 outstanding Class B common shares.

Unless otherwise indicated below, the address for each beneficial owner is c/o XP Inc., Av. Chedid Jafet, 75, Torre Sul, 30th floor, Vila Olímpia – São Paulo, Brazil 04551-065.

	Shares Beneficially Owned				% of Total Voting Power (1)
Shareholders as of December 31, 2020	Class A		Class B
	Shares	%	Shares	%

5% Shareholders
XP Controle Participações S.A.(2)	—	—	121,361,304	66.9%	55.4%
ITB Holding Brasil Participações Ltda(3)	183,323,415	48.5%	45,898,991	25.3%	29.3%
General Atlantic (XP) Bermuda, L.P.(4)	46,202,650	12.2%	14,033,685	7.7%	8.5%
Executive Officers and Directors
Guilherme Dias Fernandes Benchimol(5)	—	—	—	—	—
Bernardo Amaral Botelho(5)	—	—	—	—	—
Carlos Alberto Ferreira Filho(5)	—	—	—	—	—
Gabriel Klas da Rocha Leal(5)	—	—	—	—	—
Bruno Constantino Alexandre dos Santos(5)	—	—	—	—	—
Fabrício Cunha de Almeida(5)	—	—	—	—	—
Guilherme Sant’Anna Monteiro da Silva(5)	—	—	—	—	—
Luiz Felipe Amaral Calabró(5)	—	—	—	—	—
Martin Emiliano Escobari Lifchitz(6)	—	—	—	—	—
Geraldo José Carbone	—	—	—	—	—
Maria Helena dos Santos Fernandes de Santana	—	—	—	—	—
Ricardo Baldin	—	—	—	—	—
All directors and executive officers as a group (12 persons)	—	—	—	—	—

(1)	Percentage of total voting power represents voting power with respect to all of our Class A common shares and Class B common shares, as a single class. Holders of our Class B common shares are entitled to 10 votes per share, whereas holders of our Class A common shares are entitled to one vote per share. For more information about the voting rights of our Class A common shares and Class B common shares, see “Item 10. Additional information—B. Memorandum and articles of association.”
(2)
Includes Class B common shares owned by XP Controle Participações S.A. (“XP Controle”), with its registered address of Av. Ataulfo de Paiva, 153, room 201 (part), Leblon, 22440-032 – Rio de Janeiro, Brazil. Guilherme Dias Fernandes Benchimol, Bernardo Amaral Botelho, Carlos Alberto Ferreira Filho, Gabriel Klas da Rocha Leal, Fabrício Cunha de Almeida, Bruno Constantino Alexandre dos Santos and Guilherme Sant’Anna Monteiro da Silva are controlling shareholders of XP Controle (the “XP Controle Controlling Shareholders”) in accordance with XP Controle’s shareholders agreement. The XP Controle Controlling Shareholders have beneficial ownership of the Class B common shares held of record by XP Controle. Each of the XP Controle Controlling Shareholders disclaims ownership of the Class B common shares except to the extent he has a pecuniary interest therein.

(3)	Includes Class A common shares and Class B common shares owned by ITB Holding Brasil Participações Ltda., with its principal business address at Praça Alfredo Egydio de Souza Aranha, No. 100, Torre Conceição, 7th floor, Parque Jabaquara, 04344-902, São Paulo, Brazil. Itaú Unibanco Holding S.A. directly or indirectly, through its wholly owned subsidiary, Itaú Unibanco S.A., holds all of the membership interests of ITB Holding Brasil Participações Ltda. Itaú Unibanco Holding S.A. is controlled by IUPAR – Itaú Unibanco Participações S.A., a holding company organized under the laws of Brazil (“IUPAR”). IUPAR is jointly controlled by (i) Itaúsa – Investimentos Itaú S.A. (“Itaúsa”), a holding company organized under the laws of Brazil, and (ii) Companhia E. Johnston de Participações (“E. Johnston” and, together with IUPAR and Itaúsa, the “Controlling Shareholders”), a holding company organized under the laws of Brazil. Each of the Controlling Shareholders is in the business of investing in securities.
(4)	Includes Class A common shares and Class B common shares owned by General Atlantic (XP) Bermuda, L.P. (“GA XP”), with its registered address of Clarendon House, 2 Church Street, Hamilton HM 11, Bermuda. The GA Funds (as hereinafter defined) and the Sponsor Coinvestment Funds (as hereinafter defined) share beneficial ownership of the Class A common shares and the Class B common shares held of record by GA XP. The “GA Funds” are General Atlantic Partners 92A, L.P., General Atlantic Partners 92B, L.P., General Atlantic Partners 92C, L.P., General Atlantic Partners 92D, L.P., General Atlantic Partners 92E, L.P., General Atlantic Partners 92F, L.P., General Atlantic Partners 92G, L.P., General Atlantic Partners 92H, L.P., General Atlantic Partners 92I, L.P., General Atlantic Partners 92J, L.P. and General Atlantic Partners (Bermuda) IV, L.P. (“GAP Bermuda IV”). Each of the GA Funds (other than GAP Bermuda IV) is the sole member of a limited liability company, and each such limited liability company is a limited partner of GA XP. Such limited liability companies are General Atlantic XP A, LLC, General Atlantic XP B, LLC, General Atlantic XP C, LLC, General Atlantic XP D, LLC, General Atlantic XP E, LLC, General Atlantic XP F, LLC, General Atlantic XP G, LLC, General Atlantic XP H, LLC, General Atlantic XP I, LLC and General Atlantic XP J, LLC. The “Sponsor Coinvestment Funds” are GAP Coinvestments III, LLC (“GAPCO III”), GAP Coinvestments IV, LLC (“GAPCO IV”), GAP Coinvestments V, LLC (“GAPCO V”), GAP Coinvestments CDA, L.P. (“GAPCO CDA”) and GAPCO GmbH & Co. KG (“GAPCO KG”). The Sponsor Coinvestment Funds are members of GA Latin America Coinvestments, LLC, which is also a limited partner of GA XP. GAP Bermuda IV, GAPCO CDA, GAPCO III, GAPCO IV and GAPCO V are also limited partners of GA XP. The general partner of GA XP is GAP (Bermuda) Limited. The general partner of the GA Funds (other than GAP Bermuda IV) is General Atlantic GenPar, L.P. (“GenPar”). The general partner of GenPar is General Atlantic LLC (“GA LLC”). The general partner of GAP Bermuda IV is General Atlantic GenPar (Bermuda), L.P. (“GenPar Bermuda”) and the general partner of GenPar Bermuda is GAP (Bermuda) Limited. GA LLC is the managing member of GAPCO III, GAPCO IV and GAPCO V and the general partner of GAPCO CDA. The general partner of GAPCO KG is GAPCO Management GmbH (“GAPCO GmbH”). There are eight members of the management committee of GA LLC (the “GA Management Committee”) as of the date hereof. The members of the GA Management Committee are also the directors and the members of the management committee of GAP (Bermuda) Limited. Martin Escobari is a member of the GA Management Committee. GA XP, GA LLC, GenPar, GenPar Bermuda, GAP (Bermuda) Limited, the GA Funds and the Sponsor Coinvestment Funds are a “group” within the meaning of Rule 13d-5 of the Securities Exchange Act of 1934, as amended. Each of the members of the GA Management Committee disclaims ownership of the Class A common shares and the Class B common shares except to the extent he has a pecuniary interest therein.
(5)	While these executive officers and directors do not own common shares in XP Inc. directly, they own equity interests in XP Controle Participações S.A. These executive officers and directors disclaim beneficial ownership of the shares held by XP Controle Participações S.A. except to the extent, if any, of their respective pecuniary interest therein.
(6)	Mr. Escobari, a member of our board of directors, is a managing director of GA LLC. Mr. Escobari disclaims beneficial ownership of the shares held by GA XP except to the extent, if any, of his pecuniary interest therein.
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
B.    Related Party Transactions
Loan Arrangements with Itaú Unibanco
On April 5, 2017, XP CCTVM entered into a loan agreement with Itaú Unibanco S.A., or the Itaú Loan, in the amount of R$126 million, which was borrowed in order to finance the second installment of the Rico acquisition. The loan accrued interest at a rate per annum equal to 113.0% of the CDI rate, was repayable in 36 monthly installments and was paid on March 8, 2021. The loan was secured by a pledge (alienação fiduciária) over a certain number of XP CCTVM shares. For further information, see note 29 to our audited consolidated financial statements, included elsewhere in this annual report.

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
Securities and Repurchase Agreement Transactions with Itaú Unibanco
We enter into bank deposit certificates (CDBs), accounts receivable, purchased and repurchase agreements with Itaú Unibanco in the ordinary course of our business. Bank deposit certificates are highly liquid, short-term securities and accrue interest at rates per annum ranging from 75% to 96% of the CDI rate. Accounts receivable is related to commission for intermediation of interest rate derivatives offshore operations. Purchased agreements and repurchase agreements, are highly liquid cash equivalent operations, in case of repurchased backed by our own securities or third-party securities. As of December 31, 2020, securities purchased under agreements to resell accrued interest at average interest rates of 1.9% per annum.
The following table sets forth the total amounts of the bank deposit certificates and repurchase agreements entered into with Itaú Unibanco as of the dates indicated:

	Assets/(Liabilities) as of December 31,		Revenue/(Expenses) for the year ended December 31,
Type of transaction	2020	2019	2020	2019	2018
	(in millions of R$)

Securities (Bank deposit certificates)	112	124	10	10	147
Securities purchased under agreements to resell	—	196	—	1	—
Accounts receivable	11	0.5	1	1	—
Securities sold under repurchase agreements	(5,780)	(1,000)	(63)	(58)	(4)
For further information, see note 29 to our audited consolidated financial statements included elsewhere in this annual report.
Reimbursement Agreement
XP CCTVM is party to an agreement with XDEX Intermediação Ltda., pursuant to which XDEX Intermediação Ltda. (which is indirectly owned by XP Controle and G.A. Brasil IV Fundo de Investimento em Participações (the predecessor-in-interest to GA Bermuda)) reimburses XP CCTVM for costs associated with office space and utilities. For the fiscal years ended December 31, 2020, 2019 and 2018, R$85 thousand, R$503 thousand and R$38 thousand was paid pursuant to this agreement, respectively. In the second half of 2020, XDEX ended its activities.
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
In connection with the transfer of their Registrable Shares, the parties to the Registration Rights Agreement may assign certain of their respective rights under the Registration Rights Agreement under certain circumstances. In connection with the registrations described above, we will indemnify any selling shareholder in certain situations, subject to certain restrictions, and the selling shareholder will indemnify us in certain situations, subject to certain restrictions.
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
Dividends and Dividend Policy
We have not adopted a dividend policy with respect to future distributions of dividends. The amount of any distributions will depend on many factors such as our results of operations, financial condition, cash requirements, prospects and other factors deemed relevant by our board of directors and, where applicable, our shareholders. Pursuant to the Shareholders’ Agreement, any dividend payment that exceeds 50% of our net income for the year is subject to a veto right by Itaú. For further information on dividends, see “Item 10. Additional Information—B. Memorandum and Articles of Association—Dividends and Capitalization of Profits.”
On October 16, 2019, XP Brazil declared and paid dividends totaling R$60 million. On November 1, 2019, XP Brazil declared dividends totaling R$440 million, which were paid in December 2019. For further information, see note 28 to our audited consolidated financial statements included elsewhere in this annual report.
In 2019, 2018 and 2017, XP Brazil paid dividends totaling R$500 million, R$325 million and R$190 million, respectively. For 2020, XP Inc. had not declared or paid dividends to its shareholders. For further information regarding dividend payments by XP Brazil since January 1, 2017, see note 28(c) to our audited consolidated financial statements included elsewhere in this annual report.

On May 29, 2020, in response to the ongoing uncertainty relating to the economic effects of the COVID-19 pandemic, the Central Bank issued CMN Resolution No. 4,820/2020, or CMN Resolution No. 4,820. CMN Resolution No. 4,820 prohibits financial institutions and other institutions authorized to operate by the Central Bank, including XP CCTVM and Banco XP, to, until December 31, 2020, make dividend distributions beyond the minimum legal requirement or the minimum threshold established in such institutions’ bylaws. Under CMN Resolution No. 4,820, the anticipated distribution of profits relating to 2020 must be made in a conservative, consistent and manner compatible with the uncertainties of the current economic scenario. CMN Resolution No. 4,820 also temporarily prohibits financial institutions from making other related payments, pay interest on equity, effect stock repurchases, and, as a general rule, effect capital stock reductions. We do not expect the temporary prohibitions established by CMN Resolution No. 4,820 to have a material impact on our business, financial condition or results of operations.
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
Additionally, please refer to “Item 3. Key Information—D. Risk Factors—Certain risks relating to our business and industry—Our holding company structure makes us dependent on the operations of our subsidiaries.” Our ability to pay dividends is directly related to positive and distributable net results from our subsidiaries. We depend on dividend distributions by our subsidiaries, and we may be adversely affected if the performance of our subsidiaries is not positive. If, for any legal reasons due to new laws or bilateral agreements between countries, they are unable to pay dividends to Cayman Islands companies, or if a Cayman Islands company becomes incapable of receiving them, we may not be able to make any dividend payments in the future.
Legal Proceedings
From time to time, we are involved in disputes that arise in the ordinary course of our business. Any claims against us, whether meritorious or not, can be time-consuming, result in costly litigation, require significant management time and result in the diversion of significant operational resources.
We are subject to a number of judicial and administrative proceedings, including civil, labor and tax law and social security claims and other proceedings, which we believe are common and incidental to business operations in general. We recognize provisions for legal proceedings in our financial statements, in accordance with accounting rules, when we are advised by independent outside counsel that (1) it is probable that an outflow of resources will be required to settle the obligation; and (2) a reliable estimate can be made of the amount of the obligation. The assessment of the likelihood of loss includes analysis by outside counsel of available evidence, the hierarchy of laws, available case law, recent court rulings and their relevance in the legal system. Our provisions for probable losses arising from these matters are estimated and periodically adjusted by management. In making these adjustments our management relies on the opinions of our external legal advisors.
As of December 31, 2020, we have provisions recorded in our audited consolidated financial statements in connection with legal proceedings for which we believe a loss is probable in accordance with accounting rules, in an aggregate amount of R$20 million and have made judicial deposits in an aggregate amount of R$10 million. However, legal proceedings are inherently unpredictable and subject to significant uncertainties. If one or more cases were to result in a judgment against us in any reporting period for amounts that exceeded our management’s expectations, the impact on our results of operations or financial condition for that reporting period could be material. See “Item 3. Key information—D. Risk Factors—Risks Relating to Our Business and Industry—The Costs and Effects of Pending and Future Litigation, Investigations or Similar Matters, or Adverse Facts and Developments Related Thereto, Could Materially Affect Our Business, Financial Position and Results of Operations.”
For further information, see note 30 to our audited consolidated financial statements included elsewhere in this annual report.
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

As of December 31, 2020, we were party to 71 judicial and administrative proceedings of a civil nature for which we recorded a provision of R$4 million. We were also party to 586 judicial and administrative proceedings of a civil nature totaling R$136 million, where the likelihood of loss has been assessed by our management as possible based on the opinion of our external legal advisors and for which we have not recorded a provision.
From March to April 2020, three putative securities class action complaints were filed against, among others, us, certain of our officers and directors and our controlling shareholder XP Controle, one of which was filed in the Supreme Court of the State of New York and two of which were filed in the United States District Court for the Eastern District of New York. In June 2020, the federal actions were consolidated into a single proceeding and co-lead plaintiffs and co-lead counsel were appointed. The New York State plaintiff subsequently filed an amended complaint, which added as defendants certain of our directors and our shareholder Itaú. Thereafter, co-lead plaintiffs in the consolidated federal action also filed an amended complaint, which added Itaú, XP Controle, and one of our directors as defendants. The complaints allege, among other things, that certain offering documents filed with the SEC in connection with our IPO misrepresented and/or omitted to state certain material facts. We, along with certain other defendants, have filed motions to dismiss both the New York State action and the consolidated federal action in their entirety.
On February 8, 2021 and March 8, 2021, respectively, the New York State and federal district courts dismissed both actions in their entirety and with prejudice. The plaintiff in the New York State action has not appealed or sought reargument of the relevant dismissal decision. On April 7, 2021, the plaintiff in the consolidated federal action filed a notice of appeal to the United States Court of Appeals for the Second Circuit. We intend to continue to defend ourselves vigorously in this litigation.
Labor Matters
The labor claims to which we are a party are typically filed by former employees or a third party’s employees seeking our joint and/or subsidiary liability for the acts of our suppliers and service providers, and generally relate to (1) whether there is a direct employer/employee relationship between us and our IFAs and whether we should be liable accordingly; (2) overtime; and (3) severance payments. We believe these proceedings are unlikely to have a material adverse impact, individually or in the aggregate, on our results of operations or financial condition.
As of December 31, 2020, we were party to 10 labor-related judicial and administrative proceedings for which we recorded a provision of R$5 million. We were also party to 28 labor lawsuits totaling approximately R$10 million, where the likelihood of loss has been assessed by our management as possible based on the opinion of our external legal advisors and for which we have not recorded a provision.
XP Investments is a party to proceedings in the United States filed by former employees including one lawsuit in its preliminary stage that asserts, among others, breach of an alleged agreement to develop proprietary trading software claiming damages of approximately US$90 million. In January 2021, XP Investments’ motion to dismiss was partially granted, which reduced the amount of damage claimed to approximately US$18 million. However, this decision can be appealed and the amount of damages claimed may increase.
While external counsel at the present time cannot evaluate the likelihood of an unfavorable outcome of any such matter given that it is in its preliminary stages, we believe the allegations are meritless.
Tax and Social Security Matters
As of December 31, 2020, we were party to one administrative tax and social security proceeding for which we recorded a provision of R$10 million. The proceeding relates to the application of social contribution taxes (PIS and COFINS) on the definition of the calculation base of revenues to pay correctly. As of December 31, 2020, we had made judicial deposits in an aggregate amount of R$10 million in connection with this proceeding. As of the date of this annual report, this proceeding was pending the expert technical report following the decision of the second instance court to grant the right to provide evidence and send the proceeding back to the lower court.

We are party to three tax and social security proceedings totaling R$71 million, where the likelihood of loss has been assessed by our management as possible based on the opinion of our external legal advisors and for which we have not recorded a provision. In two of the proceedings, the plaintiffs allege that we are in violation of Brazilian Law No. 10,101/2000 relating to a requirement to make social security contributions during the fiscal years 2011 and 2015 in connection with employee profit sharing payments. The plaintiffs in the third proceeding allege that the tax use of goodwill on the acquisition of XP made by GA and Actis between 2010 and 2013 is prohibited. As of the date of this annual report, the first proceeding was pending the ruling on a special appeal filed by XP CCTVM at the Higher Chamber of Administrative Tax Appeals Council (R$18 million) and the second proceeding was dismissed by the first administrative instance at the Brazilian Internal Revenue Service. We have appealed to the Board of Tax Appeals (R$44 million) and the ruling is pending. The third proceeding is pending the ruling of the first administrative instance of the Brazilian Internal Revenue Services (R$9 million).
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
Share Capital
Our Memorandum and Articles of Association authorize two classes of common shares: Class A common shares, which are entitled to one vote per share and Class B common shares, which are entitled to 10 votes per share and to maintain a proportional ownership interest in the event that additional Class A common shares are issued. Any holder of Class B common shares may convert his or her shares at any time into Class A common shares on a share-for-share basis. The rights of the two classes of common shares are otherwise identical, except as described below. The implementation of this dual class structure was required by XP Controle and Itaú, certain of our principal shareholders, as a condition of undertaking the initial public offering of our common shares. See “—Anti-Takeover Provisions in our Memorandum and Articles of Association—Two Classes of Common Shares.”
As of December 31, 2020, XP’s total authorized share capital was US$35,000, divided into 3,500,000,000 shares par value US$0.00001 each, of which:
•1,967,987,570 shares are designated as Class A common shares; and
•1,032,012,430 shares are designated as Class B common shares.
The remaining 500,000,000 authorized but unissued shares are presently undesignated and may be issued by our board of directors as common shares of any class or as shares with preferred, deferred or other special rights or restrictions.Therefore, the Company is authorized to increase capital up to this limit, subject to approval of the Board of Directors.
As of December 31, 2020, XP had a total issued share capital of US$5,589, divided into 559,058,965 common shares. Those common shares are divided into 377,764,985 Class A common shares and 181,293,980 Class B common shares. See “Item 3. Key Information—B. Capitalization and Indebtedness.”
Treasury Stock
As of December 31, 2020, XP had no shares in treasury.
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
XP’s Memorandum and Articles of Association provide that at any time that there are Class A common shares in issue, additional Class B common shares may only be issued pursuant to (1) a share split, subdivision of shares or similar transaction or where a dividend or other distribution is paid by the issue of shares or rights to acquire shares or following capitalization of profits; (2) a merger, consolidation, or other business combination involving the issuance of Class B common shares as full or partial consideration; or (3) an issuance of Class A common shares, whereby holders of the Class B common shares are entitled to purchase a number of Class B common shares that would allow them to maintain their proportional ownership and voting interests in XP (following an offer by XP to each holder of Class B common shares to issue to such holder, upon the same economic terms and at the same price, such number of Class B common shares as would ensure such holder may maintain a proportional ownership and voting interest in XP pursuant to XP’s Memorandum and Articles of Association). In light of (a) the above provisions; and (b) the ten-to-one voting ratio between our Class B common shares and Class A common shares, holders of our Class B common shares will in many situations continue to maintain control of all matters requiring shareholder approval. This concentration of ownership and voting power will limit or preclude your ability to influence corporate matters for the foreseeable future. For more information see “—Preemptive or similar rights.”

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
XP’s Memorandum and Articles of Association provide as follows regarding the respective rights of holders of Class A common shares and Class B common shares:
•Class consents from the holders of Class A common shares and Class B common shares, as applicable, shall be required for any variation to the rights attached to their respective class of shares; however, the Directors may treat the two classes of shares as forming one class if they consider that both such classes would be affected in the same way by the proposal;
•the rights conferred on holders of Class A common shares shall not be deemed to be varied by the creation or issue of further Class B common shares and vice versa; and
•the rights attaching to the Class A common shares and the Class B common shares shall not be deemed to be varied by the creation or issue of shares with preferred or other rights, including, without limitation, shares with enhanced or weighted voting rights.
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
Furthermore, as set forth in the Memorandum and Articles of Association, each Class B common share will convert automatically into one Class A common share and no Class B common shares will be issued thereafter if, at any time, the total number of votes of the issued and outstanding Class B common shares represents less than 10% of the voting shares rights of the Company.
Preemptive or Similar Rights
The Class B common shares are entitled to maintain a proportional ownership and voting interest in the event that additional Class A common shares are issued. As such, except for certain exceptions, if XP increases its share capital or issues common shares, it must first make an offer to each holder of Class B common shares to issue to such holder on the same economic terms such number of Class A common shares and Class B common shares, as applicable, as would ensure such holder may maintain a proportional ownership and voting interest in XP. This right to maintain a proportional ownership and voting interest may be waived by the holders of two-thirds of the Class B common shares in the context of a public offering. Pursuant to the Shareholders’ Agreement, preemptive rights will be deemed waived to the extent a holder of Class B common shares does not exercise them within 30 days of XP first making an offer to such holder of Class B common shares. See “Item 6. Directors, senior management and employees—A. Directors and senior management—Shareholders’ Agreement.”

Equal Status
Except as expressly provided in XP’s Memorandum and Articles of Association, Class A common shares and Class B common shares have the same rights and privileges and rank equally, share ratably and are identical in all respects as to all matters. In the event of any merger, consolidation, scheme, arrangement or other business combination requiring the approval of our shareholders entitled to vote thereon (whether or not XP is the surviving entity), the holders of Class A common shares shall have the right to receive, or the right to elect to receive, the same form of consideration (as shall be adjusted, in the case of share or equivalent consideration, by the directors so as to account for the different economic and voting rights that exist or may exist between such consideration and the share classes) as the holders of Class B common shares, and (save as aforesaid) the holders of Class A common shares shall have the right to receive, or the right to elect to receive, at least the same amount of consideration on a per share basis as the holders of Class B common shares. In the event of any (1) tender or exchange offer to acquire any Class A common shares or Class B common shares by any third party pursuant to an agreement to which XP is a party, or (2) tender or exchange offer by XP to acquire any Class A common shares or Class B common shares, the holders of Class A common shares shall have the right to receive, or the right to elect to receive, the same form of consideration (as shall be adjusted, in the case of share or equivalent consideration, by the directors so as to account for the different economic and voting rights that exist or may exist between such consideration and the share classes) as the holders of Class B common shares, and (save as aforesaid) the holders of Class A common shares shall have the right to receive, or the right to elect to receive, at least the same amount of consideration on a per-share basis as the holders of Class B common shares.
Record Dates
For the purpose of determining shareholders entitled to notice of, or to vote at any general meeting of shareholders or any adjournment thereof, or shareholders entitled to receive dividend or other distribution payments, or in order to make a determination of shareholders for any other purpose, XP’s board of directors may set a record date which shall not exceed forty clear days prior to the date where the determination will be made.
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

Subject to regulatory requirements, the annual general meeting and any extraordinary general meetings must be called by not less than eight days’ notice prior to the relevant shareholders meeting and convened by a notice discussed below. Alternatively, upon the prior consent of all holders entitled to receive notice, with regards to the annual general meeting, and the holders of 95% in par value of the shares entitled to attend and vote at an extraordinary general meeting, that meeting may be convened by a shorter notice and in a manner deemed appropriate by those holders.
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
A quorum for a general meeting consists of any one or more persons holding or representing by proxy not less than 75% of the aggregate voting power of all shares in issue and entitled to vote upon the business to be transacted. If a quorum is not present within half an hour from the time appointed for the meeting to commence or if during such a meeting a quorum ceases to be present, a second meeting may be called with at least five days’ notice to shareholders specifying the place, the day and the hour of the second meeting, as the Directors may determine, and if at the second meeting a quorum is not present within half an hour from the time appointed for the meeting to commence, the shareholders present shall be a quorum.
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
Pursuant to XP’s Memorandum and Articles of Association, general meetings of shareholders are to be chaired by the chairman of our board of directors or, in his absence, the vice-chairman of the board of directors. If the chairman or vice-chairman of our board of directors is absent, the directors present at the meeting shall appoint one of them to be chairman of the general meeting. If neither the chairman nor another director is present at the general meeting within 15 minutes after the time appointed for holding the meeting, the shareholders present in person or by proxy and entitled to vote may elect any one of the shareholders to be chairman. The order of business at each meeting shall be determined by the chairman of the meeting, and he or she shall have the right and authority to prescribe such rules, regulations and procedures and to do all such acts and things as are necessary or desirable for the proper conduct of the meeting, including, without limitation, the establishment of procedures for the maintenance of order and safety, limitations on the time allotted to questions or comments on the affairs of the Company, restrictions on entry to such meeting after the time prescribed for the commencement thereof, and the opening and closing of the polls.
Actions Void Ab Initio
Pursuant to the Memorandum and Articles of Association, certain actions which are taken in contravention of the Shareholders’ Agreement shall be void ab initio. These include any share and security issuances as well as share sales, transfers, purchases and redemptions, and board appointments.

Liquidation Rights
If XP is voluntarily wound up, the liquidator, after taking into account and giving effect to the rights of preferred and secured creditors and to any agreement between XP and any creditors that the claims of such creditors shall be subordinated or otherwise deferred to the claims of any other creditors and to any contractual rights of set-off or netting of claims between XP and any person or persons (including without limitation any bilateral or any multilateral set-off or netting arrangements between the company and any person or persons) and subject to any agreement between XP and any person or persons to waive or limit the same, shall apply XP’s property in satisfaction of its liabilities pari passu and subject thereto shall distribute the property among the shareholders according to their rights and interests in XP.
Changes to Capital
Pursuant to the Memorandum and Articles of Association, XP may from time to time by ordinary resolution:
•increase its share capital by such sum, to be divided into shares of such amount, as the resolution shall prescribe;
•consolidate and divide all or any of its share capital into shares of a larger amount than its existing shares;
•convert all or any of its paid-up shares into stock and reconvert that stock into paid-up shares of any denomination;
•subdivide its existing shares or any of them into shares of a smaller amount, provided that in the subdivision the proportion between the amount paid and the amount, if any, unpaid on each reduced share shall be the same as it was in the case of the share from which the reduced share is derived; or
•cancel any shares which, at the date of the passing of the resolution, have not been taken or agreed to be taken by any person and diminish the amount of its share capital by the amount of the shares so canceled.
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
In addition, subject to the provisions of the Companies Law, our Memorandum and Articles of Association and the Shareholders’ Agreement, XP may:
•issue shares on terms that they are to be redeemed or are liable to be redeemed;
•purchase its own shares (including any redeemable shares); and
•make a payment in respect of the redemption or purchase of its own shares in any manner authorized by the Companies Law, including out of its own capital.
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
However, XP’s board of directors may, in its absolute discretion, decline to register any transfer of any common share which is either not fully paid up to a person of whom it does not approve or is issued under any share incentive scheme for employees which contains a transfer restriction that is still applicable to such common share. The board of directors may also decline to register any transfer of any common share unless:
•the instrument of transfer is lodged with XP, accompanied by the certificate (if any) for the common shares to which it relates and such other evidence as our board of directors may reasonably require to show the right of the transferor to make the transfer;
•the instrument of transfer is in respect of only one class of shares;
•the instrument of transfer is properly stamped, if required;
•the common shares transferred are free of any lien in favor of XP; and
•in the case of a transfer to joint holders, the transfer is not to more than four joint holders.

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
Our directors are Guilherme Dias Fernandes Benchimol, Bernardo Amaral Botelho, Carlos Alberto Ferreira Filho, Gabriel Klas da Rocha Leal, Bruno Constantino Alexandre dos Santos, Fabrício Cunha de Almeida, Guilherme Sant’Anna Monteiro da Silva, Luiz Felipe Amaral Calabró, Martin Emiliano Escobari Lifchitz, Geraldo José Carbone, Maria Helena dos Santos Fernandes de Santana and Ricardo Baldin. Luiz Felipe Amaral Calabró, Maria Helena dos Santos Fernandes de Santana and Ricardo Baldin are “independent” as that term is defined under Rule 10A-3 under the Exchange Act and the Nasdaq rules applicable to audit committees.

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
Under Cayman Islands law, XP must keep a register of shareholders that includes:
•the names and addresses of the shareholders, a statement of the shares held by each member, and of the amount paid or agreed to be considered as paid, on the shares of each member;
•the date on which the name of any person was entered on the register as a member; and
•the date on which any person ceased to be a member.
Under Cayman Islands law, the register of shareholders of XP is prima facie evidence of the matters set out therein (i.e., the register of shareholders will raise a presumption of fact on the matters referred to above unless rebutted) and a shareholder registered in the register of shareholders is deemed as a matter of Cayman Islands law to have prima facie legal title to the shares as set against his or her name in the register of shareholders.
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
Exempted Company
XP is an exempted company with limited liability under the Companies Law. The Companies Law distinguishes between ordinary resident companies and exempted companies. Any company that is registered in the Cayman Islands but conducts business mainly outside of the Cayman Islands may apply to be registered as an exempted company. The requirements for an exempted company are essentially the same as for an ordinary company except for the exemptions and privileges listed below:
•an exempted company does not have to file an annual return of its shareholders with the Registrar of Companies;
•an exempted company’s register of shareholders is not open to inspection;
•an exempted company does not have to hold an annual general meeting;
•an exempted company may obtain an undertaking against the imposition of any future taxation (such undertakings are usually given for 20 years in the first instance);
•an exempted company may register by way of continuation in another jurisdiction and be deregistered in the Cayman Islands;
•an exempted company may register as a limited duration company; and
•an exempted company may register as a segregated portfolio company.
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
Subject to the provisions of the Companies Law, any shareholder may petition the Grand Court of the Cayman Islands which may make a winding-up order, if the court is of the opinion that this winding up is just and equitable.
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

U.S. Federal Income Tax Considerations
The following is a description of the material U.S. federal income tax considerations to U.S. Holders (as defined below) of owning and disposing of Class A common shares, but it does not purport to be a comprehensive description of all tax considerations that may be relevant to a particular person’s decision to invest in our Class A common shares. This discussion applies only to a U.S. Holder that holds Class A common shares as capital assets for U.S. federal income tax purposes. In addition, it does not describe all of the tax considerations that may be relevant in light of a U.S. Holder’s particular circumstances, including alternative minimum tax considerations, the potential application of the provisions of the Code known as the Medicare contribution tax and tax considerations applicable to U.S. Holders subject to special rules, such as:
•one of certain financial institutions;
•a dealer or trader in securities who uses a mark-to-market method of tax accounting;
•a person holding a Class A common share as part of a straddle, wash sale, hedging transaction, conversion transaction or integrated transaction or entering into a constructive sale with respect to a Class A common share;
•a person whose functional currency for U.S. federal income tax purposes is not the U.S. dollar;
•a person that is subject to the “applicable financial statement” rules under Section 451(b) of the Code;
•an entity classified as a partnership for U.S. federal income tax purposes;
•a tax-exempt entity, including an “individual retirement account” or “Roth IRA;” or
•a person that owns or is deemed to own ten percent or more of our stock (by vote or value).
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
For purposes of this discussion, a “U.S. Holder” is a beneficial owner of Class A common shares that is for U.S. federal income tax purposes:
•a citizen or individual resident of the United States;
•a corporation created or organized in or under the laws of the United States, any state therein or the District of Columbia or otherwise treated as a domestic corporation; or
•an estate or trust the income of which is subject to U.S. federal income taxation regardless of its source.
Except where otherwise indicated, this discussion assumes that we are not, and will not become, a PFIC, as described below.
Taxation of Distributions
As discussed above under “Item 8. Financial information—A. Consolidated statements and other financial information—Dividends and dividend policy,”  we do not currently intend to pay dividends. In the event that we pay dividends, distributions paid on our Class A common shares will be treated as dividends for U.S. federal income tax purposes to the extent paid out of our current or accumulated earnings and profits (as determined under U.S. federal income tax principles). Because we do not maintain calculations of our earnings and profits under U.S. federal income tax principles, it is expected that distributions generally will be reported to U.S. Holders as dividends. Subject to applicable limitations, dividends paid to a non-corporate U.S. Holder will be “qualified dividend income” and therefore may be taxable at rates applicable to long-term capital gains, provided the Class A common shares on which the dividends are paid are readily tradable on an established securities market in the United States. The Nasdaq, on which the Class A common shares are listed, is an established securities market in the United States, and we expect that our Class A common shares should qualify as readily tradable, although there can be no assurances in this regard. The amount of any dividend will be treated as foreign-source dividend income and will not be eligible for the dividends-received deduction generally available to U.S. corporations under the Code. Dividends will be included in a U.S. Holder’s income on the date of receipt.

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
Sale or Other Disposition of Class A Common Shares
For U.S. federal income tax purposes, gain or loss realized on the sale or other disposition of a Class A common share will be capital gain or loss, and will be long-term capital gain or loss if a U.S. Holder has held the Class A common share for more than one year. The amount of the gain or loss will equal the difference between a U.S. Holder’s tax basis in the Class A common share disposed of and the amount realized on the disposition, in each case as determined in U.S. dollars. This gain or loss will generally be U.S.-source gain or loss for foreign tax credit purposes. The deductibility of capital losses is subject to various limitations.
Passive Foreign Investment Company Rules
Under the Code, we will be a PFIC for any taxable year in which, after the application of certain “look-through” rules with respect to subsidiaries, either (i) 75% or more of our gross income consists of “passive income,” or (ii) 50% or more of the average quarterly value of our assets consists of assets that produce, or are held for the production of, “passive income.” For purposes of the above calculations, we will be treated as if we hold our proportionate share of the assets of, and receive directly our proportionate share of the income of, any other corporation in which we directly or indirectly own at least 25%, by value, of the shares of such corporation. Passive income generally includes dividends, interest, rents, certain non-active royalties, and capital gains. Based on our operations, income, assets and certain estimates and projections, including as to the relative values of our assets, including goodwill, which is based on the market price of our Class A common shares, we do not believe we were a PFIC for our 2020 taxable year. However, there can be no assurance that the IRS will agree with our conclusion. In addition, whether we will be a PFIC in 2021 or any future year is uncertain because, among other things, (i) we hold and expect to continue to hold a substantial amount of cash, which is categorized as a passive asset; and (ii) our PFIC status for any taxable year will depend on the composition of our income and assets and the value of our assets from time to time (which may be determined, in part, by reference to the market price of our Class A common shares, which could be volatile). Accordingly, there can be no assurance that we will not be a PFIC for any taxable year. If we are a PFIC for any year during which a U.S. Holder holds Class A common shares, we would generally continue to be treated as a PFIC with respect to such holder for all succeeding years during which such holder holds Class A common shares, even if we ceased to meet the threshold requirements for PFIC status.
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
ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK
We are exposed to market risks in the ordinary course of our business, including the effects of interest rate changes and foreign currency fluctuations. Information relating to quantitative and qualitative disclosures about these market risks is described below and in note 38 to our audited consolidated financial statements included elsewhere in this annual report.
We conducted a sensitivity analysis for market risks we considered relevant as of December 31, 2020, 2019 and 2018. For this analysis, we adopted the following three scenarios:
•Scenario I, which contemplates an increase in fixed interest rate yields, exchange coupon rates and inflation of one basis point, and an increase in the prices of shares and currencies of one percentage point.
•Scenario II, which contemplates 25% increases and decreases in fixed interest rate yields, exchange coupon rates and inflation, assuming the largest possible losses per scenario.
•Scenario III, which contemplates 50% increases and decreases in pre-fixed interest rate yields, exchange coupon rates, inflation and interest rates, assuming the largest possible losses per scenario.
The below table sets forth the impact of each scenario on each market risk. It does not account for the risk protocols of our risk and treasury areas, which trigger risk mitigation measures as soon as losses are detected, minimizing the risk of significant losses:

		As of December 31, 2020
Trading Portfolio	Exposures	Scenarios
Risk Factors:	Risk of Variation in:	I	II	III
		(R$ millions)

Pre-fixed	Pre-fixed interest rate in reais	0	(9)	(33)
Exchange coupons	Foreign currencies coupon rate	0	(6)	(11)
Foreign currencies	Exchange rates	(2)	(169)	(374)
Price indexes	Inflation coupon rates	0	(14)	(28)
Shares	Shares prices	(5)	(108)	(168)
		(8)	(306)	(615)

		As of December 31, 2019
Trading Portfolio	Exposures	Scenarios
Risk Factors:	Risk of Variation in:	I	II	III
		(R$ millions)

Pre-fixed	Pre-fixed interest rate in reais	(1)	(163)	(446)
Exchange coupons	Foreign currencies coupon rate	0	1	(1)
Foreign currencies	Exchange rates	(2)	(1)	44
Price indexes	Inflation coupon rates	0	(1)	0
Shares	Shares prices	0	(9)	(57)
		(3)	(173)	(460)

		As of December 31, 2018
Trading Portfolio	Exposures	Scenarios
Risk Factors:	Risk of Variation in:	I	II	III
		(R$ millions)

Pre-fixed	Pre-fixed interest rate in reais	(1)	(11)	(22)
Exchange coupons	Foreign currencies coupon rate	0	(6)	(12)
Foreign currencies	Exchange rates	0	(1)	(5)
Price indexes	Inflation coupon rates	0	(1)	(2)
Shares	Shares prices	1	(7)	5
		0	(26)	(36)
Currency Risk
We are subject to foreign currency risk as we hold interests in XP Holding International LLC, one of our international financial holding companies in the United States, XP Advisors Inc., our finance services consulting company in the United States, and XP Holding UK Ltd, one of our international financial holding companies in the United Kingdom, whose equity as of December 31, 2020 was US$46.5 million (US$43.3 million as of December 31, 2019), US$.8 million (US$.7 million as of December 31, 2019) and GBP2.3 million (GBP.3, million as of December 31, 2019) respectively.
The foreign currency exposure risk of XP Holding International and XP Advisors Inc. is hedged with the objective of minimizing the volatility of our functional currency (the real) against the U.S. dollar arising from foreign investments offshore. The foreign currency exposure risk of XP Holding UK Ltd has not been hedged.
On December 31, 2017, we had indebtedness denominated in U.S. dollars, which was settled in the amount of R$778 million on August 31, 2018. As of December 31, 2020, we had no indebtedness denominated in U.S. dollars.
Interest Rate Risk
Interest rate risk arises from the possibility that we incur in gains or losses arising from fluctuations in interest rates on our financial assets and liabilities. We are exposed to the following risk rates: (1) SELIC rate; (2) IGP-M, the Brazilian general market price index (Índice Geral de Preços do Mercado); (3) IPCA, the Brazilian national consumer price index (Índice Nacional de Preços ao Consumidor Amplo); (4) PRE, the Brazilian required reference equity index (Patrimônio de Referência Exigido); and (5) foreign exchange coupon.
We have floating interest rate indebtedness, so we are exposed to interest rate risk as a result of changes in the level of interest rates, and any increase in interest rates could negatively affect our results of operations and would increase the costs associated with financing our operations. As of December 31, 2020 and, 2019, substantially all of our total indebtedness consisted of floating rate debt and was principally indexed to the CDI. Furthermore, our exposure to interest rate risk also applies to our cash and cash equivalents deposited in interest-bearing accounts which are indexed to the CDI, which can affect our results of operations and cash flows.
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
Credit risk includes, among other risks, (1) non-compliance by counterparties with obligations related to the settlement of transactions in financial assets, including derivative financial instruments; (2) losses related to non-compliance with financial obligations by borrowers located abroad, as a result of the actions taken by the government of the country in which they reside; (3) cash disbursements to honor warranties, co-obligations, credit commitments or other transactions of a similar nature; and (4) losses associated with non-compliance by intermediaries or borrower with financial obligations pursuant to financing agreements.
In our credit operations, we use client investments as collateral to reduce potential losses and mitigate credit risk exposure by managing collateral so that they are always sufficient, legally enforceable (effective) and viable. We also monitor the value of the collateral. The credit risk management provides recommendations to set risk appetite strategies, to set limits, including exposure analysis and trends as well as the effectiveness of the credit policy. We believe our credit operations have high credit quality and we often use risk mitigation measures, primarily through client investments as collateral.
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
We use the National Scale Notes from the International Emission Risk Agencies to subdivide portfolios into High, Medium and Low Risk, based on an internal rating scale. Management undertakes credit quality analysis of assets that are not past due or reduced to recoverable value. For credit operations, we use the relevant client’s investments under custody with us as collateral to reduce potential losses and protect against credit risk exposure, and we manage and monitor this collateral to ensure it remains sufficient, legally enforceable (effective) and viable. Our credit risk management operations allow us to formulate risk appetite strategies and establish limits, including exposure analysis and trends as well as the effectiveness of our credit policy. As of December 31, 2020 and 2019, such assets were substantially represented by credit operations and securities purchased under agreements to resell the counterparties of which are Brazilian banks with low credit risk, securities issued by the Brazilian government, as well as derivative financial instruments transactions, which are mostly traded on the stock exchange (B3 S.A. – Brasil, Bolsa, Balcão).
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
ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS
A.    Material Modifications to Instruments
Not applicable.
B.    Material Modifications to Rights
Not applicable.
C.    Withdrawal or Substitution of Assets
Not applicable.
D.    Change in Trustees or Paying Agents
Not applicable.
E.    Use of Proceeds
On December 10, 2019, our registration Statement on Form F-1 (File No. 333-234719), as amended, was declared effective by the SEC for to our initial public offering of our Class A common shares, pursuant to which we and certain of our selling shareholders offered and sold a total of 83,387,237 Class A common shares, par value $0.00001 per share, at a public offering price of US$27.00 per share. Goldman Sachs & Co. LLC, J.P. Morgan Securities LLC, Morgan Stanley & Co. LLC, XP Investments US, LLC, and Itau BBA USA Securities, Inc. acted as the representatives of the underwriters in our initial public offering. The offering began on December 10, 2019 and was completed on December 13, 2019.
We sold 42,553,192 Class A common shares and certain selling shareholders sold 40,834,045 Class A common shares, including 10,876,596 Class A common shares purchased by the underwriters pursuant to their option to purchase additional shares, for an aggregate price of approximately $2,251.5 million.
On July 1, 2020, our registration Statement on Form F-1 (File No. 333-239531) was declared effective by the SEC for a public offering of our Class A common shares, pursuant to which certain of our selling shareholders offered and sold a total of 22,465,733 Class A common shares, par value $0.00001 per share, at a public offering price of US$42.50 per share. XP Investimentos, Morgan Stanley, Goldman Sachs & Co. LLC and J.P. Morgan acted as Global Coordinators in the offering, and XP Investimentos, Morgan Stanley, Goldman Sachs & Co. LLC and J.P. Morgan, BofA Securities, Citigroup, Credit Suisse and UBS Investment Bank collectively acted as Joint Bookrunners of this offering. The offering began on July 1, 2020 and was completed on July 7, 2020.
Certain selling shareholders sold 22,465,733 Class A common shares, including 2,930,313 Class A common shares purchased by the underwriters pursuant to their option to purchase additional shares, for an aggregate price of approximately $954.8 million.
On December 2, 2020, our registration Statement on Form F-1 (File No. 333-251025) was declared effective by the SEC for a public offering of our Class A common shares, pursuant to which we and certain of our selling shareholders offered and sold a total of 31,654,894 Class A common shares, par value $0.00001 per share, at a public offering price of US$39.00 per share. XP Investimentos, Itaú BBA, Morgan Stanley and J.P. Morgan acted as Global Coordinators and Joint Bookrunners of this offering.

We sold 7,130,435 Class A common shares and certain selling shareholders sold 24,524,459 Class A common shares, including 4,135,122 Class A common shares purchased by the underwriters pursuant to their option to purchase additional shares, for an aggregate public offering price of approximately US$1,395.8 million.
ITEM 15. CONTROLS AND PROCEDURES
A.    Disclosure Controls and Procedures
We have evaluated, with the participation of our chief executive officer and chief financial officer, the effectiveness of our disclosure controls and procedures as of December 31, 2020. There are inherent limitations to the effectiveness of any system of disclosure controls and procedures, including the possibility of human error and the circumvention or overriding of the controls and procedures. Accordingly, even effective disclosure controls and procedures can only provide reasonable assurance of achieving their control objectives. Based upon our evaluation, our Chief Executive Officer and Chief Financial Officer concluded that our disclosure controls and procedures are effective as of December 31, 2020 to provide reasonable assurance that material information is (1) recorded, processed, summarized and reported within the time periods specified in the applicable rules and forms and (2) accumulated and communicated to our management to allow timely decisions regarding required disclosures.
B.    Management’s Annual Report on Internal Control Over Financial Reporting
Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Rule 13a-15(f) of the Exchange Act. Internal control over financial reporting is a process designed by, or under the supervision of, our chief executive officer and chief financial officer and effected by our Board of Directors, management and other personnel to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the International Financial Reporting Standards (IFRS) issued by International Accounting Standards Board (IASB).
Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatement. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.
Our management has assessed the effectiveness of our internal control over financial reporting as of December 31, 2020. In making its assessment of internal control over financial reporting, management used the criteria described in Internal Control—Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).
Based on this assessment, our management has concluded that our internal controls over financial reporting were effective as of December 31, 2020, and the material weaknesses previously reported in our 2019 Annual Report on Form 20-F filed on April 29, 2020 were remediated.
Additionally, the effectiveness of our internal control over financial reporting as of December 31, 2020 has been audited by PricewaterhouseCoopers Auditores Independentes, an independent registered public accounting firm, as stated in its report.
C.    Attestation Report of the Registered Public Accounting Firm
Our independent registered public accounting firm, PwC – PricewaterhouseCoopers Auditores Independentes, has audited the effectiveness of our internal control over financial reporting, as stated in their report as of December 31, 2020, which is included herein.
D.    Changes in Internal Control Over Financial Reporting
As part of our changes in internal control over financial reporting, we have implemented a remediation plan with respect to the material weaknesses reported in the past, which includes the implementation of new processes and procedures, including additional levels of review to improve our internal controls procedures, implementation of new software solutions, training our staff and enhanced our documentation. These measures were implemented and evaluated by management during 2020.As of December 31, 2020, management has completed the remediation activities summarized below and has performed testing to evaluate the design and operating effectiveness of the controls. As a result, we concluded that we have remediated the material weaknesses as of such date:

(i)    Financial reporting closing process, including the calculation of EPS, the identification and disclosure of related party transactions, and the procedures related to maintaining formal accounting policies, processes and controls to analyze, account for and disclose complex transactions:
▪Our financial reporting closing process has been improved through formal controls with evidence of review in accordance with our governance requirements in place, regarding the journal entries process, the reconciliation of accounting balances and our consolidation process;
▪improvements in our financial statements preparation process, which reached even more robust review levels and appropriate formal procedures;
▪improvement of governance controls related to the capture, identification, monitoring and disclosure of related party transactions in accordance with our related party transaction policy;
▪development of policies and procedures that support our accounting practices, including new applicable standards and assessment of complex transactions; and
▪adherence to end user computing (EUC) governance controls.
(ii)    General information technology controls:
▪improvement of management processes and controls for granting, reviewing and revoking access to systems, servers and databases. We have concentrated our access management processes with our information security and governance and technology team, which has a formal process to grant access based on the critical nature of the information and of the access. We also established periodic access review procedures;
▪monitoring critical access with adequate corporate governance practices and automated tools;
▪controls over computer operations through continuous monitoring to ensure that all automated routines, applications, system interfaces and services were performed; and
▪controls over end user computing (EUC), such as restriction of access, change management, data validation, archiving and version controls.
(iii)    Recognition and measurement of revenue controls:
▪our recognition and measurement of revenue controls have been improved through formal controls with evidence of segregated reviews, reperformance of key calculations, conference of conciliations in accordance with our governance requirements in place;
▪controls over segregation of duties and continuous monitoring of systems interface; and
▪adherence to end user computing governance (EUC) controls.
ITEM 16. [RESERVED]
ITEM 16A. Audit Committee Financial Expert
Our board of directors has determined that Ricardo Baldin is an audit committee financial expert, as that term is defined by the SEC, and is independent for the purposes of SEC and Nasdaq rules.
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

ITEM 16C. Principal Accountant Fees and Services
The following table sets forth the fees billed to us by our independent registered public accounting firm during the years ended December 31, 2020 and 2019. Our independent registered public accounting firm was PricewaterhouseCoopers Auditores Independentes for the years ended December 31, 2020, 2019 and 2018. The appointment of PricewaterhouseCoopers Auditores Independentes, as independent registered public accounting firm, was the result of a tender process completed in 2020 led by the audit committee of XP Brazil.

	2020	2019
	(in thousands of reais)

Audit fees	8,312	7,872
Audit-related fees	403	257
Tax fees	55	120
All other fees	—	—
Total	8,770	8,249
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
Audit-Related Fees
Audit-related fees are fees billed for assurance and related services that are reasonably related to the performance of the audit or review of our financial statements and not reported under the previous category. These services would include, among others: accounting consultations and audits in connection with acquisitions, internal control reviews, attest services that are not required by statute or regulation and consultation concerning financial accounting and reporting standards.
Tax Fees
Tax fees are fees billed for professional services for tax compliance, tax advice and tax planning.
All Other Fees
There were no other fees in 2020 or 2019.
Audit Committee Pre-Approval Policies and Procedures
In accordance with the requirements of the U.S. Sarbanes-Oxley Act of 2002 and rules issued by the Securities and Exchange Commission, in connection with the establishment of our audit committee (which was undertaken as a result of our initial public offering in December 2019), we introduced a procedure for the review and pre-approval of any services performed by PricewaterhouseCoopers Auditores Independentes, including audit services, audit-related services, tax services and other services. The procedure requires that all proposed engagements of PricewaterhouseCoopers Auditores Independentes for audit and permitted non-audit services are submitted to the audit committee for approval prior to the beginning of any such services.
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
None.
ITEM 16G. Corporate Governance
Foreign Private Issuer Status
Nasdaq listing rules include certain accommodations in the corporate governance requirements that allow foreign private issuers, such as us, to follow “home country” corporate governance practices in lieu of the otherwise applicable corporate governance standards of Nasdaq. The application of such exceptions requires that we disclose each Nasdaq corporate governance standard that we do not follow and describe the Cayman Islands corporate governance practices we do follow in lieu of the relevant Nasdaq corporate governance standard. We currently follow Cayman Islands corporate governance practices in lieu of the corporate governance requirements of Nasdaq in respect of the following:
•the majority independent director requirement under Section 5605(b)(1) of Nasdaq listing rules;
•the requirement under Section 5605(c)(2)(A) of Nasdaq listing notes that the audit committee must be comprised of at least three members;
•the requirement under Section 5605(d) of Nasdaq listing rules that a compensation committee comprised solely of independent directors governed by a compensation committee charter oversee executive compensation;
•the requirement under Section 5605(e) of Nasdaq listing rules that director nominees be selected or recommended for selection by either a majority of the independent directors or a nominations committee comprised solely of independent directors;
•the requirement under Section 5635(d) of Nasdaq listing rules that a listed issuer obtain stockholder approval prior to issuing or selling securities (or securities convertible into or exercisable for common stock) that equal 20% or more of the issuer’s outstanding common stock or voting power prior to such issuance or sale; and
•the requirement under Section 5605(b)(2) of Nasdaq listing rules that the independent directors have regularly scheduled meetings with only the independent directors present.
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

For these purposes, (a) “merger” means the merging of two or more constituent companies and the vesting of their undertaking, property and liabilities in one of such companies as the surviving company and (b) a “consolidation” means the combination of two or more constituent companies into a consolidated company and the vesting of the undertaking, property and liabilities of such companies in the consolidated company. In order to effect such a merger or consolidation, the directors of each constituent company must approve a written plan of merger or consolidation, which must then be authorized by (a) a special resolution of the shareholders of each constituent company; and (b) such other authorization, if any, as may be specified in such constituent company’s articles of association. The plan must be approved by the directors of each constituent company and filed with the Registrar of Companies, together with a declaration as to (1) the solvency of the consolidated or surviving company; (2) the merger or consolidation is bona fide and not intended to defraud unsecured creditors of the constituent companies; (3) no petition or other similar proceeding has been filed and remains outstanding and no order or resolution to wind up the company in any jurisdiction; (4) no receiver, trustee, administrator or similar person has been appointed in any jurisdiction and is acting in respect of the constituent company, its affairs or property; (5) no scheme, order, compromise or similar arrangement has been entered into or made in any jurisdiction with creditors; (6) a list of the assets and liabilities of each constituent company; (7) the non-surviving constituent company has retired from any fiduciary office held or will do so; (8) that the constituent company has complied with any requirements under the regulatory laws, where relevant; and (9) an undertaking that a copy of the certificate of merger or consolidation will be given to the members and creditors of each constituent company and published in the Cayman Islands Gazette.
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
In addition, there are statutory provisions that facilitate the reconstruction and amalgamation of companies, provided that the arrangement in question is approved by a majority in number of each class of shareholders and creditors with whom the arrangement is to be made, and who must in addition represent three-fourths in value of each such class of shareholders or creditors, as the case may be, that are present and voting either in person or by proxy at a meeting, or meetings convened for that purpose. The convening of the meetings and subsequently the arrangement must be sanctioned by the Grand Court of the Cayman Islands. While a dissenting shareholder would have the right to express to the court the view that the transaction should not be approved, the court can be expected to approve the arrangement if it satisfies itself that:
•XP is not proposing to act illegally or ultra vires and the statutory provisions as to majority vote have been complied with;
•the shareholders have been fairly represented at the meeting in question;
•the arrangement is such that may be reasonably approved by an intelligent and honest man of that class acting in respect of his interest; and
•the arrangement is not one that would more properly be sanctioned under some other provision of the Companies Law or that would amount to a “fraud on the minority.”
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

In principle, XP itself would normally be the proper plaintiff and as a general rule, while a derivative action may be initiated by a minority shareholder on behalf of XP in a Cayman Islands court, such shareholder will not be able to continue those proceedings without the permission of a Grand Court judge, who will only allow the action to continue if the shareholder can demonstrate that XP has a good case against the Defendant, and that it is proper for the shareholder to continue the action rather than the Company’s board of directors. Examples of circumstances in which derivative actions would be permitted to continue are where:
•a company is acting or proposing to act illegally or beyond the scope of its authority;
•the act complained of, although not beyond the scope of its authority, could be effected duly if authorized by more than a simple majority vote that has not been obtained; and
•those who control the company are perpetrating a “fraud on the minority.”
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
Subject to the foregoing and our Memorandum and Articles of Association, our directors may exercise all the powers of XP to vote compensation to themselves or any member of their body in the absence of an independent quorum. Our Memorandum and Articles of Association provide that, in the event a compensation committee is established, it shall be made up of such number of independent directors as is required from time to time by the Nasdaq rules (or as otherwise may be required by law).
As a foreign private issuer, we are permitted to follow home country practice in lieu of certain Nasdaq corporate governance rules, subject to certain requirements. We currently rely, and will continue to rely, on the foreign private issuer exemption with respect to the following rules:
•Nasdaq Rule 5605(b), which requires that independent directors comprise a majority of a company’s board of directors. As allowed by the laws of the Cayman Islands, independent directors do not comprise a majority of our board of directors.
•Nasdaq Rule 5605(e)(1), which requires that a company have a nominations committee comprised solely of “independent directors” as defined by Nasdaq. As allowed by the laws of the Cayman Islands, we do not have a nominations committee nor do we have any current intention to establish one.
•Nasdaq Rule 5605(d) & (e), which require that compensation for our executive officers and selection of our director nominees be determined by a majority of independent directors. As allowed by the laws of the Cayman Islands, we do not have a nomination and corporate governance committee nor do we have any current intention to establish one.
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
ITEM 18. FINANCIAL STATEMENTS
Financial Statements are filed as part of this annual report, see pages F-1 to F-77 to this annual report.
ITEM 19. EXHIBITS
The following documents are filed as part of this annual report:

Exhibit No.	Exhibit

2.1**
Description of Securities registered under Section 12 of the Exchange Act. (incorporated herein by reference to Exhibit 2.1 to the Company’s Annual Report on Form 20-F (File No. 333-39155) filed with the SEC on April 29, 2020).

3.1**
Amended and Restated Memorandum and Articles of Association of XP Inc. (incorporated herein by reference to Exhibit 3.1 to Amendment No. 2 to the Company’s Registration Statement on Form F-1 (File No. 333-234719) filed with the SEC on December 2, 2019).

10.1**
Form of indemnification agreement (incorporated herein by reference to Exhibit 10.1 to Amendment No. 2 to the Company’s Registration Statement on Form F-1 (File No. 333-234719) filed with the SEC on December 2, 2019).

12.1*	Certification pursuant to section 302 of the Sarbanes-Oxley Act of 2002 of the Chief Executive Officer

12.2*	Certification pursuant to section 302 of the Sarbanes-Oxley Act of 2002 of the Chief Financial Officer

13.1*	Certification pursuant to 18 U.S.C. section 1350, as adopted pursuant to section 906 of the Sarbanes-Oxley Act of 2002, of the Chief Executive Officer

13.2*	Certification pursuant to 18 U.S.C. section 1350, as adopted pursuant to section 906 of the Sarbanes-Oxley Act of 2002, of the Chief Financial Officer

14.1**	English translation of the Code of Ethics of XP.

21.1*	List of subsidiaries.

23.1*	Consent of PricewaterhouseCoopers Auditores Independentes

101.INS*	XBRL Instance Document

101.SCH*	XBRL Taxonomy Extension Schema Document

101.CAL*	XBRL Taxonomy Extension Calculation Linkbase Document

101.DEF*	XBRL Taxonomy Extension Definition Linkbase Document

101.LAB*	XBRL Taxonomy Extension Label Linkbase Document

101.PRE*	XBRL Taxonomy Extension Presentation Linkbase Document

*	Filed herewith.
**	Previously filed.

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
“AUC” means the market value of all client assets invested through XP’s platform, including equities, fixed income securities, mutual, hedge and private equity funds (including those managed by XP Gestão de Recursos Ltda., XP Advisory Gestão Recursos Ltda., XP LT Gestão de Recursos Ltda., XP PE Gestão de Recursos Ltda., XP Allocation Asset Management Ltda. and XP Vista Asset Management Ltda., as well as by third-party asset managers), pension funds (including those from XP Vida e Previdência S.A., as well as by third-party insurance companies), exchange traded funds, COEs (Structured Notes), REITs (real estate investment funds), and uninvested cash balances (Floating Balances), among others.
“AUM” is the market value of retail client assets invested in mutual, hedge, private equity and pension funds managed by XP Gestão de Recursos Ltda., XP LT Gestão de Recursos Ltda., XP PE Gestão de Recursos Ltda., XP Allocation Asset Management Ltda. and XP Vista Asset Management Ltda., as well as assets from high net worth retail clients allocated in managed portfolios and exclusive funds managed by XP Advisory Gestão Recursos Ltda.
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
“Central Bank” means the Brazilian Central Bank (Banco Central do Brasil).
“CMN” means the Brazilian National Monetary Council (Conselho Monetário Nacional).
“COPOM” means the Brazilian Monetary Policy Committee (Comitê de Política Monetária do Banco Central).
“CVM” means the Brazilian Securities and Exchange Commission (Comissão de Valores Mobiliários).
“IFAs” means Independent Financial Agents (Agente Autônomo de Investimento) subject to CVM Resolution No. 16.
“Itaú Transaction” means the transaction with Itaú Unibanco S.A. which was consummated in August 2018 and pursuant to which Itaú Unibanco S.A. acquired 49.9% of the share capital of XP Brazil.
“LTV” means the lifetime value of our retail clients, which is the present value of the projected gross margin that a marginal new client would generate over a certain period of time. We calculate LTV based on the following key assumptions: (1) 11.1% per annum as the discount rate; (2) a 10-year fixed projection period; and (3) the average churn observed in the last 12 months’ monthly cohorts of clients.

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
“Shareholders’ Agreement” means the shareholders’ agreement entered into on November 29, 2019 among XP Controle, GA Bermuda, Itaú, Itaú Unibanco S.A., XP Inc., XP Brazil and the companies that we control that are incorporated in Brazil.
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

April 29, 2021

By:	/s/ Guilherme Dias Fernandes Benchimol
Name:	Guilherme Dias Fernandes Benchimol
Title:	CEO

By:	/s/ Bruno Constantino Alexandre dos Santos
Name:	Bruno Constantino Alexandre dos Santos
Title:	CFO

Report of Independent Registered Public Accounting Firm
To the Board of Directors and Shareholders
XP Inc.
Opinions on the Financial Statements and Internal Control over Financial Reporting
We have audited the accompanying consolidated balance sheets of XP Inc. and its subsidiaries (the “Company”) as of December 31, 2020 and 2019, and the related consolidated statements of income and of comprehensive income, of changes in equity and of cash flows for each of the three years in the period ended December 31, 2020, including the related notes (collectively referred to as the “consolidated financial statements”). We also have audited the Company's internal control over financial reporting as of December 31, 2020, based on criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).
In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2020 and 2019, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2020 in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2020, based on criteria established in Internal Control - Integrated Framework (2013) issued by the COSO.
Change in Accounting Principle
As discussed in Note 3.(viii) to the consolidated financial statements, the Company changed the manner in which it accounts for leases in 2019.
Basis for Opinions
The Company's management is responsible for these consolidated financial statements, for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting, included in Management's annual report on internal control over financial reporting appearing under Item 15B. Our responsibility is to express opinions on the Company’s consolidated financial statements and on the Company's internal control over financial reporting based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.
We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud, and whether effective internal control over financial reporting was maintained in all material respects.
Our audits of the consolidated financial statements included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

Definition and Limitations of Internal Control over Financial Reporting
A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.
Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.
Critical Audit Matters
The critical audit matter communicated below is a matter arising from the current period audit of the consolidated financial statements that was communicated or required to be communicated to the audit committee and that (i) relates to accounts or disclosures that are material to the consolidated financial statements and (ii) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the accounts or disclosures to which it relates.
Revenue from brokerage commission and management fees
As described in Notes 3 (xxi.1) and 31 (a) to the consolidated financial statements, R$ 3.3 billion of the Company´s total revenues for the year ended December 31, 2020 was generated from brokerage commission and management fees. These revenues are generally calculated as percentage of the volume traded on the Company´s platform and vary based on the type and size of the instruments traded. As disclosed by management, brokerage commission is recognized at a point in time as the performed obligation is satisfied and management fees are recognized over the period of time when the performance obligation is delivered.
The principal considerations for our determination that performing procedures relating to brokerage commission and management fees is a critical audit matter are that there was significant audit effort necessary in performing procedures and evaluating evidence related to these revenue types, which are calculated based on the instrument being traded, volume of the instrument being traded, and the client’s fee schedule and when the performance obligations are met. As previously disclosed by management, a material weakness existed during the year related to this matter.
Addressing the matter involved performing procedures and evaluating audit evidence in connection with forming our overall opinion on the consolidated financial statements. These procedures included testing the effectiveness of controls relating to the completeness and accuracy of brokerage commission and management fees revenue recognition. These procedures also included, among others, testing a sample of commissions revenue transactions by agreeing the details of the trade to underlying documentation, agreeing fees charged to the fee schedule based on the trade details, assessing when the performance obligations are met, and calculating, as applicable, the brokerage commission and management fees.

São Paulo, Brazil
April 26, 2021
/s/ PricewaterhouseCoopers Auditores Independentes
We have served as the Company’s auditor since 2019.

XP Inc. and its subsidiaries Consolidated balance sheets at December 31 In thousands of Brazilian Reais

	Note	2020	2019

Cash		1,954,788	109,922

Financial assets		90,190,827	41,888,778

Fair value through profit or loss		57,149,446	26,528,396
Securities	7	49,590,013	22,443,392
Derivative financial instruments	8	7,559,433	4,085,004

Fair value through other comprehensive income		19,039,044	2,616,118
Securities	7	19,039,044	2,616,118

Evaluated at amortized cost		14,002,337	12,744,264
Securities	7	1,828,704	2,266,971
Securities purchased under agreements to resell	6	6,627,409	9,490,090
Securities trading and intermediation	22	1,051,566	504,983
Accounts receivable	11	506,359	462,029
Loan operations	10	3,918,328	386
Other financial assets		69,971	19,805

Other assets		1,760,999	643,619
Recoverable taxes	12	127,623	243,320
Rights-of-use assets	16	183,134	227,478
Prepaid expenses	13	1,393,537	89,684
Other		56,705	83,137

Deferred tax assets	27	505,046	284,533
Investments in associates and joint ventures	15	699,907	—
Property and equipment	16	204,032	142,464
Goodwill and Intangible assets	16	713,562	553,452

Total assets		96,029,161	43,622,768
The accompanying notes are an integral part of these consolidated financial statements.

XP Inc. and its subsidiaries Consolidated balance sheets at December 31 In thousands of Brazilian Reais

	Note	2020	2019

Financial liabilities		70,600,989	31,842,054

Fair value through profit or loss		10,056,806	5,250,943
Securities loaned	7	2,237,442	2,021,707
Derivative financial instruments	8	7,819,364	3,229,236

Evaluated at amortized cost		60,544,183	26,591,111
Securities sold under repurchase agreements	19	31,839,344	15,638,407
Securities trading and intermediation	22	20,303,121	9,114,546
Deposits	17	3,021,750	70,195
Structured operations certificates	18	2,178,459	19,474
Accounts payables		859,550	266,813
Borrowings and lease liabilities	20	492,535	637,484
Debentures	21	335,250	835,230
Other financial liabilities	23	1,514,174	8,962

Other liabilities		14,522,206	4,619,623
Social and statutory obligations	24	667,448	492,723
Taxes and social security obligations	25	435,849	345,331
Private pension liabilities	26	13,387,913	3,759,090
Provisions and contingent liabilities	30	19,711	15,193
Other		11,285	7,286

Deferred tax liabilities	27	8,352	5,132

Total liabilities		85,131,547	36,466,809

Equity attributable to owners of the Parent company		10,894,609	7,153,396
Issued capital		23	23
Capital reserve		10,663,942	6,943,446
Other comprehensive income		230,644	209,927

Non-controlling interest		3,005	2,563

Total equity	28	10,897,614	7,155,959

Total liabilities and equity		96,029,161	43,622,768
The accompanying notes are an integral part of these consolidated financial statements.

XP Inc. and its subsidiaries Consolidated statements of income and of comprehensive income for the years ended December 31 In thousands of Brazilian Reais, except earnings per share

	Note	2020	2019	2018

Net revenue from services rendered	31 (a)	5,016,488	3,595,772	2,054,549
Net income from financial instruments at amortized cost and at fair value throughother comprehensive income	31 (b)	183,393	199,947	114,442
Net income from financial instruments at fair value through profit or loss	31 (b)	2,951,724	1,332,089	789,462
Total revenue and income		8,151,605	5,127,808	2,958,453

Operating costs	32	(2,645,359)	(1,596,650)	(933,026)
Selling expenses	33	(134,915)	(155,115)	(96,075)
Administrative expenses	33	(3,013,598)	(1,891,481)	(1,176,805)
Other operating income (expenses), net	34	171,053	153,357	(31,289)
Expected credit losses	14	(55,564)	(9,410)	(8,220)
Interest expense on debt		(52,671)	(84,400)	(72,310)
Share of profit or (loss) in joint ventures and associates	15	862	—	—
Income before income tax		2,421,413	1,544,109	640,728

Income tax expense	27	(339,924)	(454,625)	(175,398)

Net income for the year		2,081,489	1,089,484	465,330

Other comprehensive income
Items that can be subsequently reclassified to income
Foreign exchange variation of investees located abroad		57,439	6,823	18,645
Gains (losses) on net investment hedge	9	(60,563)	(7,133)	(17,495)
Changes in the fair value of financial assets at fair value through other comprehensive income		24,203	698	4,160

Other comprehensive income (loss) for the year, net of tax		21,079	388	5,310

Total comprehensive income for the year		2,102,568	1,089,872	470,640

Net income attributable to:
Owners of the Parent company		2,076,430	1,080,484	461,440
Non-controlling interest		5,059	9,000	3,890

Total comprehensive income attributable to:
Owners of the Parent company		2,097,509	1,080,872	466,750
Non-controlling interest		5,059	9,000	3,890

Earnings per share from total income attributable to the ordinary equity holders of the company
Basic earnings per share (*)	36	3.7597	2.1125	0.9358
Diluted earnings per share (*)	36	3.7138	2.1115	0.9358

(*)	The basic and diluted earnings per common share are in effect with the reverse share split occurred on November 30, 2019.
The accompanying notes are an integral part of these consolidated financial statements.

XP Inc. and its subsidiaries Consolidated statements of changes in equity (In thousands of Brazilian Reais)

	Atributable to owners of the Parent
			Capital reserve
	Notes	Issued Capital	Additional paid-in capital	Other Reserves	Other comprehensive income	Retained Earnings	Total	Non-Controlling interest	Total Equity

Balances at December 31, 2017		20	254,602	685,731	203,446	—	1,143,799	7,923	1,151,722
Net income for the year		—	—	—	—	461,440	461,440	3,890	465,330
Other comprehensive income, net		—	—	—	5,310	—	5,310	—	5,310
Transactions with shareholders - contributions and distributions
Capital contributions	28	1	673,293	—	—	—	673,294	—	673,294
Corporate reorganization		—	—	525	—	—	525	—	525
Gain (loss) in changes in interest of subsidiaries, net		—	—	—	409	—	409	(788)	(379)
Allocations of the net income for the year
Transfer to capital reserves	28	—	—	261,440	—	(261,440)	—	—	—
Dividends distributed	28	—	—	—	—	(200,000)	(200,000)	(4,090)	(204,090)
Balances at December 31, 2018		21	927,895	947,696	209,165	—	2,084,777	6,935	2,091,712
Comprehensive income for the year
Net income for the year		—	—	—	—	1,080,484	1,080,484	9,000	1,089,484
Other comprehensive income, net		—	—	—	388	—	388	—	388
Transactions with shareholders - contributions and distributions
Proceeds from the issuance of shares	1.1	2	4,504,824	—	—	—	4,504,826	—	4,504,826
Transactions costs from proceeds from the issuance of shares	1.1	—	(22,824)	—	—	—	(22,824)	—	(22,824)
Other equity transactions
Share based plan	35	—	—	5,371	—	—	5,371	—	5,371
Gain (loss) in changes in interest of subsidiaries, net		—	—	—	374	—	374	(2,229)	(1,855)
Allocations of the net income for the year
Transfer to capital reserves		—	—	580,484	—	(580,484)	—	—	—
Dividends distributed	28	—	—	—	—	(500,000)	(500,000)	(11,143)	(511,143)
Balances at December 31, 2019		23	5,409,895	1,533,551	209,927	—	7,153,396	2,563	7,155,959
Comprehensive income for the year
Net income for the year		—	—	—	—	2,076,430	2,076,430	5,059	2,081,489
Other comprehensive income, net		—	—	—	21,079	—	21,079	—	21,079
Transactions with shareholders - contributions and distributions
Proceeds from the issuance of shares	1.2	—	1,412,930	—	—	—	1,412,930	—	1,412,930
Transactions costs from proceeds from the issuance of shares	1.2	—	(1,649)	—	—	—	(1,649)	—	(1,649)
Other equity transactions
Share based plan	35	—	—	232,785	—	—	232,785	6	232,791
Gain (loss) in changes in interest of subsidiaries, net		—	—	—	(362)	—	(362)	944	582
Allocations of the net income for the year
Transfer to capital reserves		—	—	2,076,430	—	(2,076,430)	—	—	—
Dividends distributed		—	—	—	—	—	—	(5,567)	(5,567)
Balances at December 31, 2020		23	6,821,176	3,842,766	230,644	—	10,894,609	3,005	10,897,614
The accompanying notes are an integral part of these consolidated financial statements.

XP Inc. and its subsidiaries Consolidated statements of cash flows for the years ended December 31, 2020, 2019 and 2018 (In thousands of Brazilian Reais, unless otherwise stated)

	Note	2020	2019	2018

Operating activities
Income before income tax		2,421,413	1,544,109	640,728
Adjustments to reconcile income before income taxes
Depreciation of property, equipment and right-of-use assets	16	67,422	53,080	24,470
Amortization of intangible assets	16	75,839	37,630	28,318
Loss or write-off of property, equipment, intangible assets and leases, net	16	73,140	11,245	19,915
Share of profit or (loss) in joint ventures and associates	15	(862)	—	—
Expected credit losses on financial assets		55,564	9,410	8,220
(Reversal of) Provision for contingencies, net	30	2,045	(1,601)	7,897
Net foreign exchange differences		1,478	3,636	(25,832)
Share based plan		232,791	5,371	—
Interest accrued		56,923	86,862	64,330
Changes in assets and liabilities
Securities (assets and liabilities)		(42,954,505)	(20,188,931)	(2,929,021)
Derivative financial instruments (assets and liabilities)		1,023,937	825,719	(492,024)
Securities trading and intermediation (assets and liabilities)		10,605,139	4,201,246	1,969,621
Securities purchased under agreements to resell		2,862,311	(2,919,480)	(5,635,630)
Accounts receivable		(46,247)	(243,893)	(92,809)
Loan operations		(3,925,042)	(386)	—
Prepaid expenses		(1,303,853)	7,040	(31,380)
Other assets and other financial assets		(23,078)	(14,162)	(58,964)
Securities sold under repurchase agreements		16,200,937	8,997,713	6,126,676
Accounts payable		564,324	132,235	63,000
Deposits		2,951,555	70,195	—
Structured operations certificates		2,158,985	19,474	—
Social and statutory obligations		174,725	241,033	81,253
Tax and social security obligations		182,391	(9,223)	4,463
Private pension liabilities		9,628,823	3,743,031	16,059
Other liabilities and other financial liabilities		1,016,397	8,829	14,524
Cash from operations		2,102,552	(3,379,819)	(196,186)
Income tax paid		(518,971)	(402,574)	(202,443)
Contingencies paid	30	(1,629)	(3,172)	(3,933)
Interest paid		(71,224)	(28,427)	(54,185)
Net cash flows from (used in) operating activities		1,510,728	(3,813,992)	(456,747)
Investment activities
Acquisition of intangible assets	16 (b)	(146,368)	(88,949)	(53,517)
Acquisition of property and equipment	16 (a)	(145,164)	(72,499)	(83,149)
Acquisition of subsidiaries, net of cash acquired	5 (ii)	(62,443)	—	(10,413)
Investment in associates and joint ventures		(228,035)	—	—
Net cash flows used in investing activities		(582,010)	(161,448)	(147,079)
Financing activities
Proceeds from borrowings	40	—	—	325,370
Payments of borrowings and lease liabilities	40	(152,868)	(123,332)	(689,634)
Proceeds from issuance of debentures	40	—	400,000	400,000
Payments of debentures	40	(400,000)	(11,815)	—
Repurchase of debentures	40	(64,717)	—	—
Dividends paid to owners of the parent	28(c)	—	(500,000)	(325,000)
Proceeds from the issuance of shares	1.1 / 1.2	1,411,281	4,482,002	673,294
Transactions with non-controlling interests		582	(1,855)	146
Dividends paid to non-controlling interests		(5,567)	(11,143)	(4,090)
Net cash flows from financing activities		788,711	4,233,857	380,086
Net increase (decrease) in cash and cash equivalents		1,717,429	258,417	(223,740)
Cash and cash equivalents at the beginning of the fiscal year		887,796	626,863	835,493
Effects of exchange rate changes on cash and cash equivalents		55,163	2,516	15,110
Cash and cash equivalents at the end of the fiscal year		2,660,388	887,796	626,863
Cash		1,954,788	109,922	68,407
Securities purchased under agreements to resell	6	593,673	654,057	488,809
Interbank certificate deposits	7	111,927	123,817	69,647
The accompanying notes are an integral part of these consolidated financial statements.

XP Inc. and its subsidiaries Notes to consolidated financial statements December 31, 2020, 2019 and 2018 (In thousands of Brazilian Reais, unless otherwise stated)
1.    Operations

XP Inc. (the “Company”) is a Cayman Island exempted company with limited liability, incorporated on August 29, 2019. The registered office of the Company is Ugland House, 121 South Church Street in George Town, Grand Cayman. The Company’s principal executive office is located in the city of São Paulo, Brazil.
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
XP Inc. is a holding company controlled by XP Controle Participações S.A., which holds 55.40% of voting rights and whose is ultimately controlled by a group of individuals.
XP Inc. and its subsidiaries (collectively, the “Company”, “Group” or “XP Group”) is a leading, technology-driven financial services platform and a trusted provider of low-fee financial products and services in Brazil. XP Group are principally engaged in providing its customers, represented by individuals and legal entities in Brazil and abroad, various financial products, services, digital content and financial advisory services, mainly acting as broker-dealer, including securities brokerage, private pension plans, commercial and investment banking products such as loan operations, transactions in the foreign exchange markets and deposits, through our brands that reach clients directly and through network of Independent Financial Advisers (“IFAs”).
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
These consolidated financial statements were approved by the Board of Director’s meeting on April 23, 2021.
1.1    Initial Public Offering and resulting transactions
On December 13, 2019, the Company completed its Initial Public Offering (“IPO”), offering 72,510,641 of Class A common shares, of which 42,553,192 new shares were offered by the Company and the remaining 29,957,449 shares were offered by selling shareholders. Additionally, the underwriters executed an option to purchase 10,876,596 additional Class A common shares at the initial public offering price which resulted in a total of 83,387,237 Class A common shares sold.
The initial offering price per Class A common share was US$ 27.00, resulting in gross proceeds of US$ 1,148,936 thousand (or R$ 4,705,803) to XP Inc, deducting R$200,977 thousand as underwriting discounts and commissions. Additionally, the Company incurred in R$44,726 thousand regarding other offering expenses, of which R$21,902 thousand was recognized directly in income statements and an amount of R$22,824 in equity as transaction costs.
The shares offered and sold in the IPO were registered under the Securities Act of 1933, as amended, pursuant to the Company’s Registration Statement on Form F-1 (Registration N° 333-234719), which was declared effective by the Securities and Exchange Commission on December 10, 2019. The common shares began trading on the Nasdaq Global Select Market (“NASDAQ-GS”) on December 11, 2019 under the symbol “XP”.
1.2    Follow-on public offering
On July 1, 2020, XP Inc. concluded an underwritten public offering of 22,465,733 Class A common shares offered by General Atlantic (XP) Bermuda, L.P. and XP Controle Participações S.A. (“selling shareholders”) at a public offering price of US$42.50 per share, including the full exercise of the underwriters’ option to purchase an additional 2,930,313 Class A common shares from the selling shareholders. The Company did not receive any proceeds from the sale of Class A common shares by the selling shareholders and there were no changes in the Company’s control structure as a result of such transaction.
On December 7, 2020, XP Inc closed of its underwritten secondary public offering of 31,654,894 Class A common shares, 7,130,435 of which were issued and sold by the Company and 24,524,459 of which were sold by ITB Holding Brasil Participações Ltda.. The offering was made pursuant to a registration statement on Form F-1 filed with the U.S. Securities and Exchange Commission (“SEC”).

XP Inc. and its subsidiaries Notes to consolidated financial statements December 31, 2020, 2019 and 2018 (In thousands of Brazilian Reais, unless otherwise stated)
The offering price per Class A common share was US$ 39.00, resulting in gross proceeds of US$ 283,087 thousand (or R$1,444,530) to XP Inc, deducting R$31,599 thousand as underwriting discounts and commissions. Additionally, the Company incurred in R$7,271 thousand regarding other offering expenses, of which R$5,622 thousand was recognized directly in income statements and an amount of R$1,649 in equity as transaction costs.
1.3    COVID-19
Starting from January 2020, it was reported that a novel strain of coronavirus, later named COVID-19, spread worldwide. The current pandemic has negatively impacted the global, national and regional economies and disrupted supply chains and otherwise reduce international trade and business activity. As a consequence of this pandemic, most of the Group’s employees is working from home. During the pandemic, the Group maintained trading platforms and other services available to clients without interruption. XP has played a valuable role on keeping our clients connected to the market and reinforce our mission to our clients.
Based on thorough assessments about the well-being and performance of our workforce, management announced on September 11, 2020, the permanent and company-wide adoption of the home-office model. The impacts is described in Note 16 (a).
The Group has reviewed its exposure to economic-related and market volatility, which could negatively impact the value of a certain class of financial instruments however has not identified relevant impact to the financial performance or position of the group as December 31, 2020. The Company has sufficient headroom to enable it to comply with its covenants on its existing borrowings and sufficient working capital and undrawn financing facilities to service its operating activities and ongoing investments.
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
The consolidated financial statements are presented in Brazilian reais (“R$”),our functional currency, and all amounts disclosed in the financial statements and notes have been rounded off to the nearest thousand currency units unless otherwise stated.
The balance sheet is presented in order of liquidity of assets and liabilities. The timing of their realization or settlement is dependent not just on their liquidity, but also on management’s judgements on expected movements in market prices and other relevant aspects.
(ii)    New and amended standards adopted by the Group
The Group applied for the first-time certain standards and amendments, which are effective for the consolidated financial statements beginning on or after 1 January 2020. The Group has not early adopted any other standard, interpretation or amendment that has been issued but not yet effective.
Amendments to IFRS 3 Definition of a Business
The amendment to IFRS 3 Business Combinations clarifies that to be considered a business, an integrated set of activities and assets must include, at a minimum, an input and a substantive process that, together, significantly contribute to the ability to create output. Furthermore, it clarifies that a business can exist without including all the of inputs and processes needed to create outputs. These amendments had no impact on the consolidated financial statements of the Group, but may impact future e periods should the Group enter into any business combinations.

XP Inc. and its subsidiaries Notes to consolidated financial statements December 31, 2020, 2019 and 2018 (In thousands of Brazilian Reais, unless otherwise stated)
Amendments to IFRS 7, IFRS 9 and IAS 39 Interest Rate Benchmark Reform
The amendments to IFRS 9 and IAS 39 Financial Instruments: Recognition and Measurement provide a number of reliefs, which apply to all hedging relationships that are directly affected by interest rate benchmark reform. A hedging relationship is affected if the reform gives rise to uncertainty about the timing and/or amount of benchmark-based cash flows of the hedge item or the hedging instrument. These amendments have no impact on the consolidated financial statements of the Group as it does not have any interest rate hedge relationships.
Amendments to IAS 1 and IAS 8 Definition of Material
The amendments provided a new definition of material that states, “information is material if omitting, misstating or obscuring it could reasonably be expected to influence decisions that the primary users of general purpose financial statements make on the basis of those financial statements, which provide financial information about a specific reporting entity.” The amendments clarify that materiality will depend on the nature or magnitude of information, either individually or in combination with order information, in the context of the financial statements. A misstatement of information is material if it could reasonably be expected to influence decisions made by the primary users. These amendments had no impact on the consolidated financial statements of, nor is there expected to be any future impact to the Group.
Conceptual Framework for Financial Reporting
The Conceptual Framewrok is not a standard, an none of the concepts contained therein override the concepts or requirements in any standard. The purpose of the Conceptual Framework is to assist the IASB in developing standards, to help prepares develop consistent accounting policies where there is no applicable standard in place and to assist all parties to understand and interpret the standards. This will affect those entities which developed their accounting policies based on the Conceptual Framework. The revised Conceptual Framework includes some new concepts, updated definitions and recognition criteria for assets and liabilities and clarifies some important concepts. These amendments had no impact on the consolidated financial statements of the Group.
(iii)    New standards and interpretations not yet adopted
Certain new accounting standards and interpretations have been published that are not mandatory for the 31 December 2020 reporting period and have not been early adopted by the Group. These standards are not expected to have a material impact on the entity in the current or future reporting periods and on foreseeable future transactions.
(iv)    Basis of consolidation and equity accounting
The consolidated financial statements comprise the consolidated balance sheets of the Company as of December 31, 2020 and 2019 and the consolidated statements of income and comprehensive income, consolidated statements of cash flows and consolidated statements of changes in equity for each of the years ended December 31, 2020, 2019 and 2018.
(i)    Subsidiaries
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

XP Inc. and its subsidiaries Notes to consolidated financial statements December 31, 2020, 2019 and 2018 (In thousands of Brazilian Reais, unless otherwise stated)
(ii)    Associates
Associates are companies in which the investor has a significant influence but does not hold control. Investments in these companies are initially recognized at cost of acquisition and subsequently accounted for using the equity method. Investments in associates and joint ventures include the goodwill identified upon acquisition, net of any cumulative impairment loss.
(iii)    Joint ventures
The Group has joint ventures whereby the parties that have joint control of the arrangement have rights to the net assets.
(iv)    Equity method
Under the equity method of accounting, the investments are initially recognised at cost and adjusted thereafter to recognise the Group’s share of the post-acquisition profits or losses of the investee in profit or loss, and the Group’s share of movements in other comprehensive income of the investee in other comprehensive income. Dividends received or receivable from associates and joint ventures are recognised as a reduction in the carrying amount of the investment.
Unrealised gains on transactions between the Group and its associates and joint ventures are eliminated to the extent of the Group’s interest in these entities. Unrealised losses are also eliminated unless the transaction provides evidence of an impairment of the asset transferred. Accounting policies of equity-accounted investees have been changed where necessary to ensure consistency with the policies adopted by the Group.
If its interest in the associates and joint ventures decreases, but the Group retains significant influence or joint control, only the proportional amount of the previously recognized amounts in Other comprehensive income is reclassified in Income, when appropriate.
(v)    Segment reporting
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
The CODM considers the whole Group as a single operating and reportable segment, monitoring operations, making decisions on fund allocation and evaluating performance based on a single operating segment. The CODM reviews relevant financial data on a combined basis for all subsidiaries. Disaggregated information is only reviewed at the revenue level (Note 31), with no corresponding detail at any margin or profitability levels.
The Group’s revenue, results and assets for this one reportable segment can be determined by reference to the consolidated statement of income and of comprehensive income and consolidated balance sheet.
See Note 31 (c) for a breakdown of revenues and income and selected assets from external customers by country of domicile.
(vi)    Foreign currency translation
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

XP Inc. and its subsidiaries Notes to consolidated financial statements December 31, 2020, 2019 and 2018 (In thousands of Brazilian Reais, unless otherwise stated)
(ii)    Transactions and balances
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
(iii)    Group companies
The results and financial position of foreign operations (none of which has the currency of a hyperinflationary economy) that have a functional currency different from the presentation currency are translated into the presentation currency as follows:
•assets and liabilities for each balance sheet presented are translated at the closing rate at the date of that balance sheet;
•income and expenses for each statement of profit or loss and statement of comprehensive income are translated at average exchange rates (unless this is not a reasonable approximation of the cumulative effect of the rates prevailing on the transaction dates, in which case income and expenses are translated at the dates of the transactions); and
•all resulting exchange differences are recognized in other comprehensive income.
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
(i)    Business combinations
The acquisition method of accounting is used to account for all business combinations, regardless of whether equity instruments or other assets are acquired. The consideration transferred for the acquisition of a subsidiary comprises the:
•fair values of the assets transferred;
•liabilities incurred to the former owners of the acquired business;
•equity interests issued by the Group;
•fair value of any asset or liability resulting from a contingent consideration arrangement; and
•fair value of any pre-existing equity interest in the subsidiary.

XP Inc. and its subsidiaries Notes to consolidated financial statements December 31, 2020, 2019 and 2018 (In thousands of Brazilian Reais, unless otherwise stated)
Identifiable assets acquired and liabilities and contingent liabilities assumed in a business combination are, with limited exceptions, measured initially at their fair values at the acquisition date. The Group recognises any non-controlling interest in the acquired entity on an acquisition-by-acquisition basis either at fair value or at the non-controlling interest’s proportionate share of the acquired entity’s net identifiable assets.
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

XP Inc. and its subsidiaries Notes to consolidated financial statements December 31, 2020, 2019 and 2018 (In thousands of Brazilian Reais, unless otherwise stated)
Financial assets are classified as fair value through profit and loss if they either fail the contractual cash flow test or in the Group’s business model are acquired for the purpose of selling or repurchasing in the near term. Financial assets may be designated at FVPL on initial recognition if doing so eliminates, or significantly reduces, an accounting mismatch.
Derivative financial instruments, including separated embedded derivatives, are also classified as Securities unless they are designated as effective hedging instruments. Financial assets with cash flows that do not meet the SPPI criteria are classified and measured at FVPL, irrespective of the business model.
Financial assets at FVPL are carried in the statement of financial position at fair value with net changes in fair value recognized in profit or loss. The net gain or loss recognized in profit or loss includes any dividend or interest earned on the financial asset. Financial assets measured at FVTPL consist of Securities owned and sold short.
A derivative embedded in a hybrid contract, with a financial liability or non-financial host, is separated from the host and accounted for as a separate derivative if: (i) the economic characteristics and risks are not closely related to the host; a separate instrument with the same terms as the embedded derivative would meet the definition of a derivative; (ii) and the hybrid contract is not measured at FVPL. Embedded derivatives are measured at fair value with changes in fair value recognized in profit or loss. Reassessment only occurs if there is either a change in the terms of the contract that significantly modifies the cash flows that would otherwise be required or a reclassification of a financial asset out of the FVPL category.
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
(ii)    Financial assets at FVOCI
The Group measures financial assets at FVOCI if both of the following conditions are met:
•The financial asset is held within a business model with the objective of both holding to collect contractual cash flows and to sell.
•The contractual terms of the financial asset give rise on specified dates to cash flows that meet the SPPI criteria.
For financial assets at FVOCI, interest income, foreign exchange revaluation and impairment losses or reversals are recognized in profit or loss and similarly to financial assets measured at amortized cost. The remaining fair value changes are recognized in OCI. Upon derecognition, the cumulative fair value change recognized in OCI is recycled to profit or loss.
The Group's financial assets at FVOCI includes certain debt instruments.
Upon initial recognition, the Group can elect to classify irrevocably equity investments at FVOCI when they meet the definition of equity under IAS 32 - "Financial Instruments: Presentation" and are not financial assets at FVPL. The classification is determined on an instrument-by-instrument basis.
Gains and losses on these financial assets are never recycled to profit or loss. Dividends are recognized as income in the profit or loss when the right of payment has been established, except when the Group benefits from such proceeds as a recovery of part of the cost of the financial asset, in which case, such gains are recorded in OCI. Equity instruments designated at FVOCI are not subject to impairment assessment.
The Group has no equity instruments that have been irrevocably classified under this category.
(iii)    Financial assets at amortized cost
A financial asset is measured at amortized cost if both of the following conditions are met:
•The financial asset is held within a business model with the objective to hold the financial asset in order to collect contractual cash flows.
•The contractual terms of the financial asset give rise on specified dates to cash flows that meet the SPPI criteria.

XP Inc. and its subsidiaries Notes to consolidated financial statements December 31, 2020, 2019 and 2018 (In thousands of Brazilian Reais, unless otherwise stated)
Financial assets at amortized cost are subsequently measured using the Effective Interest Rate ("EIR") method and are subject to impairment. Gains and losses are recognized in profit or loss when the asset is derecognized, modified or impaired.
The Group's financial assets at amortized cost mainly includes ‘Securities’, 'Securities purchased under agreements to resell', 'Securities trading and intermediation', ‘Loan operations’, 'Accounts receivable' and 'Other financial assets.
The Company reclassifies financial assets only when its business approach for managing those assets changes.
Derecognition
A financial asset (or, where applicable, a part of a financial asset or part of a group of similar financial assets) is primarily derecognized (i.e., removed from the Group's consolidated statement of financial position) when:
•The contractual rights to receive cash flows from the asset have expired.
•The Group has transferred its contractual rights to receive cash flows from the asset or has assumed a contractual obligation to pay the received cash flows in full without material delay to a third party under a "pass-through" arrangement; and either (a) the Group has transferred substantially all the risks and rewards of the asset; or (b) the Group has neither transferred nor retained substantially all the risks and rewards of the asset, but has transferred control of the asset.
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
Expected credit loss on financial assets
The Group recognizes expected credit losses ("ECLs") for all debt instruments not held at FVPL. ECLs are based on the difference between the contractual cash flows due in accordance with the contract and all the cash flows that the Group expects to receive, discounted at an approximation of the original effective interest rate. The expected cash flows will include cash flows from the sale of collateral held or other credit enhancements that are integral to the contractual terms.
The Group classifies assets in three stages to measure the expected credit loss, in which the financial assets migrate from one stage to another in accordance with the changes in credit risk.
Stage 1: overdue less than 30 days. It is understood that a financial instrument in this stage does not present a significant increase in the risk since initial recognition. The provision for this asset represents the expected loss resulting from possible noncompliance in the next 12 months.
Stage 2: overdue 30 days. If a significant increase in the risk is identified from the initial recognition, and no deterioration is realized, the financial instrument falls within this stage. In this case, the amount related to the provision for expected loss reflects the estimated loss of the financial instrument remaining life (lifetime).
Stage 3: overdue 90 days. The Group considers a financial asset in default when contractual payments are 90 days past due. However, in certain cases, the Group may also consider a financial asset to be in default when internal or external information indicates that the Group is unlikely to receive the outstanding contractual amounts in full before considering any credit enhancements held by the Group. A financial asset is written off when there is no reasonable expectation of recovering the contractual cash flows.
For accounts receivables, and other financial contract assets, the Group applies a simplified approach in calculating ECLs. Therefore, the Group does not track changes in credit risk, but instead recognizes a loss allowance based on lifetime ECLs at each reporting date. The Group has established a provision matrix that is based on its historical credit loss experience, adjusted for forward-looking factors specific to the debtors and the economic environment.

XP Inc. and its subsidiaries Notes to consolidated financial statements December 31, 2020, 2019 and 2018 (In thousands of Brazilian Reais, unless otherwise stated)
For debt instruments at FVOCI, the Group applies the low credit risk simplification at every reporting date, the Group evaluates whether the debt instrument is considered to have low credit risk using all reasonable and supportable information that is available without undue cost or effort. In making that evaluation, the Group reassesses the internal credit rating of the debt instrument. In addition, the Group considers that there has been a significant increase in credit risk when contractual payments are more than 30 days past due.
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
Gains or losses on liabilities at fair value through PL are recognized in profit or loss.
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
Amortized cost is calculated by considering any discount or premium on acquisition and fees or costs that are an integral part of the EIR. The EIR amortization is included as finance costs in the profit or loss.
This category generally applies to Securities sold under repurchase agreements, ‘Securities trading and intermediation’, 'Borrowings and Lease Liabilities', 'Debentures', 'Accounts payables' and 'Other financial liabilities'.
Derecognition
A financial liability is derecognized when the obligation under the liability is discharged or cancelled or expires. When an existing financial liability is replaced by another from the same lender on substantially different terms, or the terms of an existing liability are substantially modified, such an exchange or modification is treated as the derecognition of the original liability and the recognition of a new liability. The difference in the respective carrying amounts is recognized in profit or loss.

XP Inc. and its subsidiaries Notes to consolidated financial statements December 31, 2020, 2019 and 2018 (In thousands of Brazilian Reais, unless otherwise stated)
3) Fair value of financial instruments
The fair value of financial instruments actively traded in organized financial markets is determined based on purchase prices quoted in the market at the close of business at the reporting date, without deducting transaction costs.
The fair value of financial instruments for which there is no active market is determined by using measurement techniques. These techniques may include the use of recent market transactions (on an arm's length basis); reference to the current fair value of another similar instrument; analysis of discounted cash flows or other measurement models. See Note 37.
4) Derivative financial instruments and hedging activities
Derivative financial instruments are financial contracts, the value of which is derived from the value of the underlying assets, interest rates, indexes or currency exchange rates.
Derivatives are initially recognised at fair value on the date a derivative contract is entered into, and they are subsequently remeasured to their fair value at the end of each reporting period. The accounting for subsequent changes in fair value depends on whether the derivative is designated as a hedging instrument and, if so, the nature of the item being hedged. The group designates certain derivatives as either:
•hedges of the fair value of recognised assets or liabilities or a firm commitment (fair value hedges), or
•hedges of a net investment in a foreign operation (net investment hedges).
At inception of the hedge relationship, the group documents the economic relationship between hedging instruments and hedged items, including whether changes in the cash flows of the hedging instruments are expected to offset changes in the cash flows of hedged items. The group documents its risk management objective and strategy for undertaking its hedge transactions.
If the hedge no longer meets the criteria for hedge accounting, the adjustment to the carrying amount of a hedged item for which the effective interest method is used is amortized to profit or loss over the remaining period until maturity, using a recalculated effective interest rate.
a)    Hedge ineffectiveness
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
(iv)    Securities purchased under agreements to resell and obligations related to securities sold under repurchase agreements
The Group has purchased securities with resale agreement (resale agreements) and sold securities with repurchase agreement (repurchase agreement) of financial assets. Resale and repurchase agreements are accounted for under Securities purchased under agreements to resell and Securities sold under repurchase agreements, respectively. The difference between the sale and repurchase prices is treated as interest and recognized over the life of the agreements using the effective interest rate method. The financial assets accepted as collateral in our resale agreements can be used by us, if provided for in the agreements, as collateral for our repurchase agreements or can be sold.

XP Inc. and its subsidiaries Notes to consolidated financial statements December 31, 2020, 2019 and 2018 (In thousands of Brazilian Reais, unless otherwise stated)
(v)    Securities trading and intermediation (receivable and payable)
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
(vi)    Loan operations
Loan operations consist in arrangements under which clients can borrow stipulated amounts under defined terms and conditions. They are subsequently measured at amortised cost using the effective interest method, less expected credit loss. See note 10 for further information about the Company’s accounting for Loan Operations and note 3(iii) for a description of the Company’s Expected Losses on Financial Assets.
Interest income from these financial assets is included in Net income from financial instruments at amortized cost using the effective interest rate method. Any gain or loss arising on derecognition of the loan operations is recognized directly in profit or loss and presented in Note 14. Expected credit losses are presented as a separate line item in profit or loss.
(vii)    Prepaid expenses
Prepaid expenses are recognized as an asset in the balance sheet. These expenditures include incentives to IFAs, prepaid software licenses, certain professional services and insurance premiums.
(viii) Leases
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

XP Inc. and its subsidiaries Notes to consolidated financial statements December 31, 2020, 2019 and 2018 (In thousands of Brazilian Reais, unless otherwise stated)
Lease income from operating leases where the Group is a lessor is recognized in income on a straight-line basis over the lease term. Initial direct costs incurred in obtaining an operating lease are added to the carrying amount of the underlying asset and recognized as expense over the lease term on the same basis as lease income. The respective leased assets are included in the balance sheet based on their nature. The Group did not need to make any adjustments to the accounting for assets held as lessor as a result of adopting the new leasing standard.
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
•applying only to contracts that were previously identified as leases applying IAS 17 and IFRIC 4 at the date of initial application;
•applying a single discount rate to a portfolio of leases with reasonably similar characteristics;
•relying on previous assessments on whether leases are onerous as an alternative to performing an impairment review – there were no onerous contracts as of January 1, 2019;
•exempting leases contracts with a remaining lease term of less than 12 months as of January 1, 2019 and not containing a purchase option (short-term leases);
•exempting lease contracts for which the underlying asset is of low value (low-value assets);
•excluding initial direct costs for the measurement of the right-of-use asset at the date of initial application; and
•using hindsight in determining the lease term where the contract contains options to extend or terminate the lease.
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

XP Inc. and its subsidiaries Notes to consolidated financial statements December 31, 2020, 2019 and 2018 (In thousands of Brazilian Reais, unless otherwise stated)
Lease liabilities
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
(ix)    Property and equipment
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

XP Inc. and its subsidiaries Notes to consolidated financial statements December 31, 2020, 2019 and 2018 (In thousands of Brazilian Reais, unless otherwise stated)
(x)    Intangible assets
i)    Goodwill
Goodwill arises on the acquisition of subsidiaries and represents the excess of (i) the consideration transferred; (ii) the amount of any non-controlling interest in the acquiree; and (iii) the acquisition-date fair value of any previous equity interest in the acquiree over the fair value of the identifiable net assets acquired. If the total of the consideration transferred, non-controlling interest recognized and previously held interest measured at fair value is less than the fair value of the net assets of the subsidiary acquired, in the case of a bargain purchase, the difference is recognized directly in profit or loss.
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
The useful life of intangible assets is assessed as finite or indefinite. As of December 31, 2020 and 2019, the Group does not hold indefinite life intangible assets, except for goodwill.
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

XP Inc. and its subsidiaries Notes to consolidated financial statements December 31, 2020, 2019 and 2018 (In thousands of Brazilian Reais, unless otherwise stated)
(xi)    Impairment of non-financial assets
Assets that have an indefinite useful life, for example goodwill, are not subject to amortization and are tested annually for impairment. Goodwill impairment reviews are undertaken annually or more frequently if events or changes in circumstances indicate a potential impairment. Assets that are subject to depreciation or amortization are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. An impairment loss is recognized when the asset's carrying amount exceeds its recoverable amount. The recoverable amount is the higher of an asset's fair value less costs to sell and its value in use.
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
Non-financial assets other than goodwill that were adjusted due to impairment are subsequently reviewed for possible reversal of the impairment at the balance sheet date. The impairment of goodwill recognized in the profit or loss is not reversed.
(xii)    Taxes
i)    Current income and social contribution taxes
Each of Group’s entities pay Federal Income Tax (IRPJ) and Social Contribution on Net Income (CSLL) under one of two different methods:
•Actual Profit Method (“APM”), where the taxpayer calculates both taxes based on its actual taxable income, after computing all income, gains and tax-deductible expenses, including net operating losses of prior years. Taxes calculated under the APM method are due quarterly or annually depending on entity’s adoption through the first collection document of each calendar year. APM annual method requires taxpayers to make monthly prepayments of IRPJ and CSLL during the calendar-year.
•Presumed Profit Method (“PPM”), where taxpayer calculates IRPJ and CSLL applying a presumed profit margin over the operating revenues. It is important to emphasize that the profit margin is defined by Brazilian Revenue Service (“RFB”) according to type of services rendered and/or goods sold. Under the PPM method, both taxes are due on a quarterly basis and no prepayment are required during the quarters. This method can be adopted only by entities with gross revenue up to a annually revised threshold determined by tax authorities.
The tax rates applicable to APM or PPM are also defined according to entities’ main activity:
•Federal Income Tax (IRPJ) – tax rate of 15% calculated on taxable income and a surcharge of 10% calculated on the taxable income amount that exceeds R$ 20 per month (or R$ 240 annually).
•Social Contribution on Net Income (CSLL) – tax rate of 9% calculated on taxable income. However, financial institutions (i.e., XP CCTVM) and insurance companies (i.e., XP Vida e Previdência) are subject to a higher CSLL rate of 15%. As of march, 2020, Brazilian banks (i.e, Banco XP) are subject to a CSLL rate of 20%.
From 2015 to 2018, the CSLL rate was temporarily increased to 20% for all Brazilian financial entities by means of federal Law 12.169/2015.
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

XP Inc. and its subsidiaries Notes to consolidated financial statements December 31, 2020, 2019 and 2018 (In thousands of Brazilian Reais, unless otherwise stated)
Deferred tax is provided on temporary differences arising on investments in subsidiaries, except for a deferred tax liability where the timing of the reversal of the temporary difference is controlled by the Group and it is probable that the temporary difference will not reverse in the foreseeable future.
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
iii)    Sales and other taxes
Revenues, expenses and assets are recognized net of sales tax, except:
•When the sales taxes incurred on the purchase of goods or services are not recoverable from tax authorities, in which case the sales tax is recognized as part of the cost of acquiring the asset or expense item, as applicable;
•When the amounts receivable or payable are stated with the amount of sales taxes included.
The net amount of sales taxes, recoverable or payable to the tax authority, is included as part of receivables or payables in the balance sheet, and net of corresponding revenue or cost / expense, in profit or loss.
Sales revenues in Brazil are subject to taxes and contributions, at the following statutory rates:
•PIS and COFINS are contributions levied by the Brazilian Federal government on gross revenues. These amounts are invoiced to and collected from the Group’s customers and recognized as deductions to gross revenue (Note 31) against tax liabilities, as we are acting as tax withholding agents on behalf of the tax authorities. PIS and COFINS paid on certain purchases may be claimed back as tax credits to offset PIS and COFINS payable. These amounts are recognized as Recoverable taxes (Note 12) and are offset monthly against Taxes payable and presented net, as the amounts are due to the same tax authority. PIS and COFINS are contributions calculated on two different regimes according to Brazilian tax legislation: cumulative method and non-cumulative method.
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
•ISS is a tax levied by municipalities on revenues from the provision of services. ISS tax is added to amounts invoiced to the Group’s customers for the services the Group renders. These are recognized as deductions to gross revenue (Note 31) against tax liabilities, as the Group acts as agent collecting these taxes on behalf of municipal governments. The rates may vary from 2.00% to 5.00%. The ISS stated in the table is applicable to the city of São Paulo and Rio de Janeiro refers to the rate most commonly levied on the Group’s operations.
•INSS is a social security charge levied on wages paid to employees.
(xiii)    Equity security loans
Represent liabilities to return cash proceeds from security lending transactions. Securities lending transactions are used primarily to earn spread income which relates mainly to equity securities received with a fixed term payable, based on the fair value of the securities plus pro rata interest over the period of the loan. Equity securities borrowed are recognized as unrestricted assets on the statement of financial position and may be sold to third parties. The Equity security loans is recorded as a trading liability and measured at fair value with any gains or losses included in the income statement under net fair value gains/(losses) on financial instruments (Note 31 b).
(xiv)    Borrowings and debentures
Borrowings and debentures are recognized initially at fair value, net of transaction costs incurred, and subsequently carried at amortized cost. Any difference between the proceeds (net of transaction costs) and the total amount payable is recognized in profit or loss over the period of the borrowings using the effective interest rate method.
Borrowing and debentures costs are recognized as interest expense on debt in the period in which they are incurred. The Group does not have qualifying assets to which costs could be capitalized.

XP Inc. and its subsidiaries Notes to consolidated financial statements December 31, 2020, 2019 and 2018 (In thousands of Brazilian Reais, unless otherwise stated)
(xv)    Accounts payables
Accounts payables are obligations to pay for goods or services that have been acquired in the ordinary course of business. Accounts payables are recognized initially at fair value and subsequently measured at amortized cost using the effective interest rate method.
(xvi)    Private pension liabilities
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
(xvii)    Provisions
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
(xviii)    Employee benefits
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

XP Inc. and its subsidiaries Notes to consolidated financial statements December 31, 2020, 2019 and 2018 (In thousands of Brazilian Reais, unless otherwise stated)
The total amount to be expensed is determined by reference to the fair value of the tranche shares granted at the grant date, which is also based on:
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
The significant judgments, estimates and assumptions regarding share-based payments and activity relating to share-based payments are discussed further in Note 35.
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
(xix)    Share capital
Common shares are classified in equity. Incremental costs directly attributable to the issue of new shares or options are shown in equity as a deduction, net of tax, from the proceeds.
(xx)    Earnings per share
Basic earnings per share is calculated by dividing the profit attributable to owners of the Company, excluding any costs of servicing equity other than ordinary and preferred shares by the weighted average number of ordinary and preferred shares outstanding during the year, adjusted for bonus elements in ordinary and preferred shares issued during the year and excluding treasury shares (Note 36).
Diluted earnings per share adjusts the figures used in the determination of basic earnings per share to take into account the after-income tax effect of interest and other financing costs associated with dilutive potential common and preferred shares, and the weighted average number of additional common and preferred shares that would have been outstanding assuming the conversion of all dilutive potential common and preferred shares (Note 36).
(xxi)     Revenue and income
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

XP Inc. and its subsidiaries Notes to consolidated financial statements December 31, 2020, 2019 and 2018 (In thousands of Brazilian Reais, unless otherwise stated)
The Group has discretion to involve and contract a third-party providers in providing services to the customer on its behalf. The Group presents the revenues and associated costs to such third-party providers on a gross basis where it is deemed to be the principal and on a net basis where it is deemed to be the agent. Generally, the Group is deemed to be the principal in these arrangements because the Group controls the promised services before they are transferred to customers, and accordingly presents the revenue gross of related costs.
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

XP Inc. and its subsidiaries Notes to consolidated financial statements December 31, 2020, 2019 and 2018 (In thousands of Brazilian Reais, unless otherwise stated)
4.    Significant estimated and judgements

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
(ii)    Expected credit losses on financial assets
The expected credit losses for financial assets are based on assumptions about risk of default and expected loss rates. The Group uses judgement in making these assumptions and selecting the inputs to the impairment calculation, based on the Group’s past history and existing market conditions, as well as forward-looking estimates at the end of each reporting period.
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
As of December 31, 2020, the Group did not identify evidence that could indicate that useful lives described in Note 3 ((ix) and (x)) should be revised. Therefore, the Group concluded that changes to the estimated useful live was not deemed necessary.
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

XP Inc. and its subsidiaries Notes to consolidated financial statements December 31, 2020, 2019 and 2018 (In thousands of Brazilian Reais, unless otherwise stated)
5.    Group structure

(i)    Subsidiaries
The following are the direct and indirect interests of Company in its subsidiaries for the purposes of these consolidated financial statements:

			% of Group’s interest (i)
Entity name	Country of incorporation	Principal activities	2020	2019	2018

Directly controlled
XP Investimentos S.A.	Brazil	Holding	100.00%	100.00%	—
Indirectly controlled
XP Investimentos Corretora de Câmbio, Títulos e Valores Mobiliários S.A.	Brazil	Broker-dealer	100.00%	100.00%	100.00%
XP Vida e Previdência S.A. (iv)	Brazil	Private pension and insurance	100.00%	100.00%	100.00%
Banco XP S.A.	Brazil	Multipurpose bank	100.00%	100.00%	—
XP Controle 3 Participações S.A.	Brazil	Financial Holding	100.00%	100.00%	100.00%
XPE Infomoney Educação Assessoria Empresarial e Participações Ltda.	Brazil	Digital Content services	100.00%	99.99%	99.70%
Tecfinance Informática e Projetos de Sistemas Ltda.	Brazil	Rendering of IT services	99.76%	99.76%	99.73%
XP Corretora de Seguros Ltda.	Brazil	Insurance Broker	99.99%	99.99%	99.82%
XP Gestão de Recursos Ltda.	Brazil	Asset management	94.80%	93.70%	92.80%
XP Finanças Assessoria Financeira Ltda.	Brazil	Investment consulting service	99.99%	99.99%	99.99%
Infostocks Informações e Sistemas Ltda.	Brazil	Mediation of information systems	99.99%	99.99%	99.99%
XP Advisory Gestão Recursos Ltda.	Brazil	Asset management	99.50%	99.57%	99.52%
XP Vista Asset Management Ltda.	Brazil	Asset management	99.45%	99.42%	99.60%
XP Controle 4 Participações S.A.	Brazil	Insurance holding	100.00%	100.00%	100.00%
Leadr Serviços Online Ltda.	Brazil	Social media	99.99%	99.99%	—
Spiti Análise Ltda.	Brazil	Research	95.00%	99.99%	—
Chamaleon Bravery Unipessoal LDA	Portugal	Investment Advisor (pending regulatory approval)	100.00%	100.00%	—
XP Investments UK LLP	UK	Inter-dealer broker and Organized Trading Facility (OTF)	100.00%	100.00%	100.00%
Sartus Capital LTD	UK	Investment advisor	100.00%	100.00%	100.00%
XP Private (Europe) S.A.	Switzerland	Investment advisor	100.00%	100.00%	100.00%
XP Holding UK Ltd	UK	International financial holding	100.00%	100.00%	100.00%
XP Investments US, LLC	USA	Broker-dealer	100.00%	100.00%	100.00%
Xperience Market Services LLC (vi)	USA	Non-operational	100.00%	100.00%	—
XP Holding International LLC (ii)	USA	International financial holding	100.00%	100.00%	100.00%
XP Advisory US	USA	Investment advisor	100.00%	100.00%	100.00%
XP PE Gestão de Recursos Ltda. (v)	Brazil	Asset management	98.70%	—	—
XP LT Gestão de Recursos Ltda. (v)	Brazil	Asset management	92.00%	—	—
Carteira Online Controle de Investimentos Ltda. - ME (iii)	Brazil	Investment consolidation platform	99.99%	—	—
Antecipa S.A. (iii)	Brazil	Receivables Financing Market	100.00%	—	—
XP Allocation Asset Management Ltda. (v)	Brazil	Asset management	99.99%	—	—
Track Índices Consultoria Ltda. (v)	Brazil	Index Provider	100.00%	—	—
XP Eventos Ltda. (v)	Brazil	Media and Events	99.00%	—	—
DM10 Corretora de Seguros Ltda. (iii)	Brazil	Insurance Broker	100.00%	—	—
Consolidated investments funds
Falx Fundo de Investimento Multimercado Crédito Privado Investimento no Exterior	Brazil	Investment fund	100.00%	100.00%	100.00%
Gladius Fundo de Investimento Multimercado Investimento no Exterior	Brazil	Investment fund	100.00%	100.00%	100.00%

XP Inc. and its subsidiaries Notes to consolidated financial statements December 31, 2020, 2019 and 2018 (In thousands of Brazilian Reais, unless otherwise stated)

			% of Group’s interest (i)
Entity name	Country of incorporation	Principal activities	2020	2019	2018

Scorpio Debentures Incentivadas Fundo de Investimento Multimercado Crédito Privado	Brazil	Investment fund	100.00%	100.00%	100.00%
Galea Fundo de Investimento Multimercado Crédito Privado Investimento no Exterior (vi)	Brazil	Investment fund	—	100.00%	100.00%
Javelin Fundo de Investimento Multimercado Crédito Privado Investimento no Exterior	Brazil	Investment fund	100.00%	100.00%	100.00%
Spatha Fundo de Investimento Multimercado Crédito Privado Investimento no Exterior (vi)	Brazil	Investment fund	—	100.00%	100.00%
Frade Fundo de Investimento em Cotas de Fundos de Investimento em Direitos Creditórios NP	Brazil	Investment fund	100.00%	100.00%	100.00%
Frade III Fundo de Investimento em Cotas de Fundo de Investimento Multimercado Crédito Privado	Brazil	Investment fund	100.00%	100.00%	—
Balista Debentures Incentivadas Fundo de Investimento Multimercado Crédito Privado (vi)	Brazil	Investment fund	—	100.00%	—
Coliseu Fundo de Investimento Multimercado Crédito Privado Investimento no Exterior	Brazil	Investment fund	100.00%	100.00%	—
NIMROD Fundo de Investimento Multimercado Crédito Privado Investimento no Exterior (v)	Brazil	Investment fund	100.00%	100.00%	—
XP High Yield Fund SP (v)	Cayman	Investment fund	100.00%	100.00%	—
XP International Fund SPC (v)	Cayman	Investment fund	100.00%	100.00%	—
XP Managers Fundo de Investimento em Participações Multiestratégia (v)	Brazil	Investment fund	100.00%	100.00%	—

(i)	The percentage of participation represents the Group’s interest in total capital and voting capital of its subsidiaries.
(ii)	Subsidiaries legally merged into their respective immediate parent, with no impact on the consolidated financial statements.
(iii)	New subsidiaries acquired in 2020. See further details in Note 5 (ii) below.
(iv)	Subsidiaries incorporated in 2018 for operating in the private pension and life insurance business, which is regulated by the Superintendency of Private Insurance (SUSEP) in Brazil
(v)	New subsidiaries and investment funds incorporated in the year.
(vi)	Subsidiaries and investment funds closed or incorporated by others during the year.
(ii)    Business combinations
Acquisitions in 2020
The preliminary fair value of the identifiable assets acquired and liabilities assumed as of each acquisition date were:

	Fliper	Antecipa	DM10	Total

Assets
Cash	617	1,917	275	2,809
Other assets	0	79	411	490
Intangible assets (Note 16(b))	2,869	7,819	2,950	13,638
	3,486	9,815	3,636	16,936
Liabilities
Other liabilities	(6,159)	(198)	(1,522)	(7,879)
Total identifiable net assets at fair value	(2,673)	9,617	2,114	9,057
Goodwill arising on acquisition (Note 16 (b))	39,832	22,965	14,886	77,683
Contingent consideration	10,100	4,083	—	14,183
Purchase consideration transferred	47,259	36,665	17,000	100,923
Analysis of cash flows on acquisition
Net cash acquired with the subsidiary	(617)	(1,917)	(275)	(2,809)
Payable in installments	—	(15,487)	(6,000)	(21,488)
Contingent consideration	(10,100)	(4,083)	—	(14,183)
Net of cash flow on acquisition (investing activities)	36,542	15,178	10,724	62,443

XP Inc. and its subsidiaries Notes to consolidated financial statements December 31, 2020, 2019 and 2018 (In thousands of Brazilian Reais, unless otherwise stated)
For the purchase price allocation, the following intangible assets were identified. The valuation techniques used for measuring the fair value of separately identified intangible assets acquired were as follows:

Assets	Amount	Method	Expected amortization period

Customer list	2,181	Multi-period excess earning method	5.5 years
Trademark	3,314	Relief from royalty	5 years
Technology	8,143	Relief from royalty	5 years
For the concluded acquisitions, the total consideration paid is R$100,923, being: i) R$62,443 paid in cash, ii) R$21,488 payable in three consecutives annual installments from 2020 to 2022 adjusted by the Interbank Certificates of Deposit (“CDI”) rate and iii) R$14,183 as a fair value of the contingent consideration.
The preliminary goodwill recognized includes the value of expected synergies arising from the acquisition, which is not separately recognized. The preliminary goodwill recognized is not expected to be deductible for income taxes purposes.
The Company has not yet finalized the valuation of all identifiable assets acquired and liabilities assumed in the business combination presented above and therefore some of these amounts are preliminary. These amounts may be adjusted when the valuations are finalized.
In addition, the Company incurred direct costs for the business combinations which were expensed as incurred.
The results of operations of the businesses acquired for periods prior to acquisitions, individually and in the aggregate, were not material to the Company´s consolidated statements of income and, accordingly, pro forma information has not been presented.
Acquisition of Carteira Online Controle de Investimentos Ltda.-ME (“Fliper”)
On June 5, 2020, the Group entered into an agreement, to acquire 100% of total share capital of Carteira Online Controle de Investimentos Ltda.-ME (“Fliper”). Fliper is an automated investment consolidation platform that offers its users connectivity and tools to perform intuitive and intelligent financial self-management. The transaction allows the Group to offer its customers additional resources to manage their investments, as the open banking trend continues to accelerate in Brazil. On July 13, 2020, the acquisition was consummated, through approval of Central Bank (BACEN).
Acquisition of DM10 Corretora de Seguros e Assessoria Ltda. (“DM10”)
On June 9, 2020, the Group entered into an agreement, to acquire 100% of total share capital of DM10 Corretora de Seguros e Assessoria Ltda. (“DM10”). DM10 is an marketplace that connects hundreds of independent distributors with Life Insurance and Pension Plan products, adding value through technology and education. With the transaction, the Group enhances its distribution network in the insurance division. On September 24, 2020, the acquisition was consummated, through approval of Central Bank (BACEN).
Acquisition of Antecipa S.A. (“Antecipa”)
On June 29, 2020, the Group entered into an agreement, to 100% of total share capital of Antecipa S.A. (“Antecipa”). Antecipa is a digital platform focused on financing of receivables and offering an efficient alternative for companies to optimize its cash flow management. For the Group, the acquisition represents an opportunity to further expand its product range and reinforce the company’s presence in the Small to Medium Enterprise (SME) and corporate segments in Brazil, similar to XP’s transformational initiatives across the Retail, High-Income and Private Market channels. On September 1, 2020, acquisition was consummated, through approval of Central Bank (BACEN).
Acquisition of Riza Capital Consultoria de Investimentos S.A (“Riza”)
On December 23, 2020 the Group entered into an agreement, to acquire 100% of total share capital of Riza an independent financial advisory company. Riza has one of the most seasoned and respected teams in the segment, with experience in important financial institutions and active participation in some of the most relevant M&A transactions over the last decades. The transaction is aligned with XP Inc.’s strategy to reinforce its Capital Markets ecosystem.

XP Inc. and its subsidiaries Notes to consolidated financial statements December 31, 2020, 2019 and 2018 (In thousands of Brazilian Reais, unless otherwise stated)
The acquisition date fair value of net assets acquired, including the allocation of the purchase price has not been completed by the Group as of the date of these consolidated financial statements.
6.    Securities purchased under agreements to resell

	2020	2019

Available portfolio	1,409,637	971,991
National Treasury Notes (NTNs) (a)	876,102	771,099
Financial Treasury Bills (LFTs) (a)	452,691	195,980
National Treasury Bills (LTNs) (a)	44,091	4,912
Debentures (b)	36,753	—
Collateral held	5,217,772	8,518,099
National Treasury Bills (LTNs) (a)	976,419	1,764,410
National Treasury Notes (NTNs) (a)	4,241,353	6,753,689
Total (c)	6,627,409	9,490,090
(a) Refers to fixed-rate fixed-income and low-risk investments issued by financial institutions, collateral-backed by debentures.
(b) Investments in purchase and sale commitments collateral-backed by sovereign debt securities refer to transactions involving the purchase of sovereign debt securities with a commitment to sale originated in the subsidiary XP CCTVM and in exclusive funds and were carried out at an average fixed rate of 1.91% p.a. (4.63% p.a. as of December 31, 2019).
(c) Includes expected credit loss in the amount of R$370.The reconciliation of gross carrying amount and the expected credit loss segregated by stages are presented in the Note 14.
As of December 31, 2020, R$593,673 (2019 - R$654,057) from the total amount of available portfolio is being presented as cash equivalents in the statements of cash flows.

XP Inc. and its subsidiaries Notes to consolidated financial statements December 31, 2020, 2019 and 2018 (In thousands of Brazilian Reais, unless otherwise stated)
7.    Securities

a)    Securities classified at fair value through profit and loss and at fair value through other comprehensive income are presented in the following table:

	2020		2019
	Gross carrying amount	Fair value	Gross carrying amount	Fair value

Financial assets (ii)
At fair value through profit or loss	49,157,111	49,590,013	22,332,936	22,443,392
Brazilian government bonds	30,752,903	31,129,671	15,404,300	15,494,046
Investment funds (ii)	11,216,914	11,221,774	3,047,198	3,047,198
Stocks issued by public-held company	3,802,610	3,802,470	1,562,965	1,562,965
Debentures	1,111,595	1,114,967	885,344	885,068
Uniated States government bonds	590,710	602,214	—	—
Structured transaction certificate	485,012	515,960	237,112	256,381
Bank deposit certificates (i)	371,455	372,329	244,071	246,827
Agribusiness receivables certificates	359,607	363,721	598,085	589,525
Certificate of real estate receivable	97,606	96,930	75,922	75,123
Financial credit bills	81,465	82,209	98,068	106,759
Real estate credit bill	474	477	1,282	1,300
Others (iii)	286,760	287,291	178,589	178,200

(i)	Bank deposit certificates include R$111,927 (December 31, 2019 – R$123,817) is being presented as cash equivalents in the statements of cash flows.
(ii)
Financial assets include R$13,387,913 (December 31, 2019 – R$3,759,090) amounts related to Specially Constituted Investment Fund (“FIE”) as presented in Note 26. Investments funds include R$10,625,520 (December 31, 2019 – R$2,249,459) of XP Vida e Previdência S.A..

(iii)	Mainly related to bonds issued and traded overseas.
b)    Securities at fair value through other comprehensive income are presented in the following table:

	2020		2019
	Gross carrying amount	Fair value	Gross carrying amount	Fair value

Financial assets
At fair value through other comprehensive income
National treasury bill (i)	19,011,499	19,039,044	2,608,325	2,616,118

(i)	Includes expected credit losses in the amount of R$8,855. The reconciliation of gross carrying amount and the expected credit loss segregated by stages are presented in the Note 14.
c)    Securities evaluated at amortized cost are presented in the following table:

	2020		2019
	Gross carrying amount	Book value	Gross carrying amount	Book value

Financial assets
At amortized cost
Bonds (i)	1,829,791	1,828,704	2,266,971	2,266,971

(i)	Includes expected credit losses in the amounts of R$1,087. The reconciliation of gross carrying amount and the expected credit loss segregated by stages are presented in the Note 14.

XP Inc. and its subsidiaries Notes to consolidated financial statements December 31, 2020, 2019 and 2018 (In thousands of Brazilian Reais, unless otherwise stated)
d)    Securities on the financial liabilities classified at fair value through profit or loss are presented in the following table:

	2020		2019
	Gross carrying amount	Fair value	Gross carrying amount	Fair value

Financial liabilities
At fair value through profit or loss
Securities loaned	2,237,442	2,237,442	2,021,707	2,021,707
Below is presented the securities classified by maturity:

	Assets		Liabilities
	2020	2019	2020	2019

Financial assets
At fair value through PL and at OCI
Current	34,572,107	9,804,819	2,237,442	2,021,707
Non-stated maturity	15,246,105	4,999,333	2,237,442	2,021,707
Up to 3 months	794,025	257,544	—	—
From 3 to 12 months	18,531,977	4,547,942	—	—
Non-current	34,065,805	15,254,691	—	—
After one year	34,065,805	15,254,691	—	—
Evaluated at amortized cost
Current	1,829,791	2,266,971	—	—
Up to 3 months	1,623,487	807,218	—	—
From 3 to 12 months	206,304	1,459,753	—	—
Total	70,467,703	27,326,481	2,237,442	2,021,707
The reconciliation of expected loss to financial assets at amortized cost – securities segregate by stage according with IFRS 9 is demonstrated in Note 14.
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

XP Inc. and its subsidiaries Notes to consolidated financial statements December 31, 2020, 2019 and 2018 (In thousands of Brazilian Reais, unless otherwise stated)
Positions with derivative financial instruments as of December 31, 2020 and 2019 are shown below:

	2020
	Assets		Liabilities
	Fair value	Notional	Fair value	Notional

Swaps	777,816	5,578,227	870,393	6,143,671
Forward contracts	456,724	2,905,411	200,272	3,035,011
Futures contracts	26,535	43,100,609	13,221	44,981,642
Options	6,298,358	681,464,674	6,735,478	614,741,256
Total	7,559,433	733,048,921	7,819,364	668,901,580

	2019
	Assets		Liabilities
	Fair value	Notional	Fair value	Notional

Swaps	1,133,768	3,955,473	485,164	3,420,857
Forward contracts	187,392	1,857,542	2,480	164,209
Futures contracts	21,809	15,920,584	-	-
Options	2,742,035	498,484,022	2,741,592	488,482,756
Total	4,085,004	520,217,621	3,229,236	492,067,822
Below is the composition of the Derivative financial instruments portfolio (assets and liabilities) by type of instrument, stated fair value and by maturity:

	2020
	Fair Value	%	Up to 3 months	From 4 to 12 months	Above 12 months

Assets
Swap contracts	777,816	10%	35,241	206,921	535,654
Forward contracts	456,724	6%	230,862	201,324	24,538
Future contracts	26,535	1%	26,535	—	—
Options	6,298,358	83%	2,327,062	2,351,285	1,620,011
Total	7,559,433	100%	2,619,700	2,759,530	2,180,203
Liabilities
Options	6,735,478	87%	2,152,890	2,378,689	2,203,899
Forward contracts	200,272	3%	133,679	49,102	17,491
Future contracts	13,221	1%	542	1,742	10,937
Swap contracts	870,393	11%	99,249	213,532	557,612
Total	7,819,364	100%	2,386,360	2,643,065	2,789,939

	2019
	Fair value	%	Up to 3 months	From 4 to 12 months	Above 12 months

Assets
Swap contracts	1,133,768	0	10,418	700,668	422,682
Forward contracts	187,392	0	159,163	28,175	54
Future contracts	21,809	0	21,809	—	—
Options	2,742,035	0	1,837,073	577,177	327,785
Total	4,085,004	0	2,028,463	1,306,020	750,521
Liabilities
Options	2,741,592	0	1,745,532	637,393	358,667
Forward contracts	2,480	0	1,693	325	462
Swap contracts	485,164	0	15,838	40,687	428,639
Total	3,229,236	0	1,763,063	678,405	787,768

XP Inc. and its subsidiaries Notes to consolidated financial statements December 31, 2020, 2019 and 2018 (In thousands of Brazilian Reais, unless otherwise stated)
Derivatives financial instruments by index:

	2020		2019
	Notional	Fair Value	Notional	Fair Value

Swap Contracts
Asset Position
Interest	5,014,934	776,215	3,955,473	1,133,768
Foreign exchange	563,293	1,601	—	—
Liability Position
Interest	6,143,671	(870,393)	3,420,857	(485,164)
Forward Contracts
Asset Position
Foreign exchange	2,546,940	98,253	1,710,648	40,499
Share	325,519	325,519	—	—
Interest	32,952	32,952	146,893	146,893
Liability Position
Foreign exchange	3,002,067	(167,328)	162,551	(822)
Shares	—	—	1,658	(1,658)
Interest	32,944	(32,944)	—	—
Future Contracts
Purchase commitments
Foreign exchange	—	—	965	329
Interest	43,100,609	26,535	15,919,619	21,480
Commitments to sell
Interest	44,981,642	(13,221)	—	—
Options
Purchase commitments
Foreign exchange	—	—	37,500	82,369
Share	5,827,205	1,074,507	1,770,220	210,448
Interest	675,637,469	5,223,851	496,676,302	2,449,218
Commitments to sell
Foreign exchange	—	—	37,500	(94,612)
Shares	9,229,113	(945,828)	2,511,960	(229,291)
Commodities			—	—
Interest	605,512,143	(5,789,650)	485,933,296	(2,417,689)
Assets		7,559,433		4,085,004
Liabilities		(7,819,364)		(3,229,236)
Net		(259,931)		855,768
9.    Hedge accounting

The Group has two types of hedge relationships: hedge of net investment in foreign operations and fair value hedge. For hedge accounting purposes, the risk factors measured by the Group are:
•Interest Rate: Risk of volatility in transactions subject to interest rate variations;
•Currency: Risk of volatility in transactions subject to foreign exchange variation.
The structure of risk limits is extended to the risk factor level, where specific limits aim at improving the monitoring and understanding processes, as well as avoiding concentration of these risks.
The structures designed for interest rate and exchange rate categories take into account total risk when there are compatible hedging instruments. In certain cases, management may decide to hedge a risk for the risk factor term and limit of the hedging instrument.

XP Inc. and its subsidiaries Notes to consolidated financial statements December 31, 2020, 2019 and 2018 (In thousands of Brazilian Reais, unless otherwise stated)
a)    Hedge of net investment in foreign operations
In the year ended December 31, 2020, the objective for the Group was to hedge the risk generated by the US$ variation from investments in our subsidiaries in the United States, XP Holdings International and XP Advisors Inc.
The Group has entered into forward contracts to protect against changes in future cash flows and exchange rate variation of net investments in foreign operations known as Non Deliverable Forward (“NDF”) contracts.
The Group undertakes risk management through the economic relationship between hedge instruments and hedged item, in which it is expected that these instruments will move in opposite directions, in the same proportions, with the aim of neutralizing the risk factors.

	Hedged item			Hedge instrument
	Book Value		Variation in value recognized in Other comprehensive income	Notional value	Variation in the amounts used to calculate hedge ineffectiveness

Strategies	Assets	Liabilities
2020
Foreign exchange risk
Hedge of net investment in foreign operations	245,986	—	52,299	349,218	(60,563)
Total	245,986	—	52,299	349,218	(60,563)

2019
Foreign exchange risk
Hedge of net investment in foreign operations	186,412	—	5,946	248,896	(7,133)
Total	186,412	—	5,946	248,896	(7,133)

2018
Foreign exchange risk
Hedge of net investment in foreign operations	147,179	—	18,645	225,901	(17,495)
Total	147,179	—	18,645	225,901	(17,495)
b)    Fair value hedge
The fair value hedging strategy of the Group consists of hedging the exposure of Fixed-Income securities carried out through structured operations certificates.
The market risk hedge strategy involves avoiding temporary fluctuations in earnings arising from changes in the interest rate market in Reais. Once this risk is offset, the Group seeks to index the portfolio to the CDI, through the use of derivatives (DI1 Futuro).
The hedge is contracted in order to neutralize the total exposure to the market risk of the fixed-income funding portfolio, excluding the portion of the fixed-income compensation represented by the credit spread of Banco XP S.A, seeking to obtain the closest match deadlines and volumes as possible.
The effects of hedge accounting on the financial position and performance of the Group are presented below:

	Hedged item			Hedge instrument
	Book Value		Variation in value recognized in income	Notional value	Variation in the amounts used to calculate hedge ineffectiveness

Strategies	Assets	Liabilities
2020
Interest rate risk
Hedge of fixed-income securities	—	2,178,459	(47,923)	2,188,732	46,795
Total	—	2,178,459	(47,923)	2,188,732	46,795

XP Inc. and its subsidiaries Notes to consolidated financial statements December 31, 2020, 2019 and 2018 (In thousands of Brazilian Reais, unless otherwise stated)
There was no ineffectiveness during 2020, 2019 and 2018 in relation to the foreign net investment hedge.

	2020
	Notional amount	Book value (i)		Variation in fair value used to calculate hedge ineffectiveness	Hedge ineffectiveness recognized in income
Hedge Instruments		Assets	Liabilities
Interest rate risk
Futures	2,188,732	—	2,178,459	46,795	(1,128)

(i)	Amounts recorded within financial statement line “Derivative financial instruments”. See Note 8.
The table below presents, for each strategy, the notional amount and the fair value adjustments of hedge instruments and the book value of the hedged item:

	December 31, 2020			December 31, 2019			December 31, 2018
Strategies	Hedge instruments		Hedge item	Hedge instruments		Hedge item	Hedge instruments		Hedge item
	Notional amount	Fair value adjustments	Book value	Notional amount	Fair value adjustments	Book value	Notional amount	Fair value adjustments	Book value

Hedge of Fair Value	2,188,732	(47,923)	46,795	—	—	—	—	—	—
Hedge of net investment in foreign operations	349,218	52,299	(60,563)	248,896	5,946	(7,133)	225,901	18,645	(17,495)
Total	2,537,950	4,376	(13,768)	248,896	5,946	(7,133)	225,901	18,645	(17,495)
The table below shows the breakdown notional value by maturity of the hedging strategies:

	2020
	0-1 year	1-2 years	2-3 years	3-4 years	4-5 years	5-10 years	Total

Hedge of Fair Value	1,977	13,375	94,099	44,843	672,978	1,361,460	2,188,732
Hedge of net investment in foreign operations	—	—	146,547	202,671	—	—	349,218
Total	1,977	13,375	240,646	247,514	672,978	1,361,460	2,537,950

	2019
	0-1 year	1-2 years	2-3 years	3-4 years	4-5 years	5-10 years	Total
Hedge of net investment in foreign operations	7,658	—	—	91,698	149,540	—	248,896
Total	7,658	—	—	91,698	149,540	—	248,896

	2018
	0-1 year	1-2 years	2-3 years	3-4 years	4-5 years	5-10 years	Total
Hedge of net investment in foreign operations	—	—	—	—	—	225,901	225,901
Total	—	—	—	—	—	225,901	225,901

XP Inc. and its subsidiaries Notes to consolidated financial statements December 31, 2020, 2019 and 2018 (In thousands of Brazilian Reais, unless otherwise stated)
10.    Loan operations

Following are the breakdown of the carrying amount of loan operations by class, sector of debtor, maturity and concentration:

Loans by type	2020	2019

Retail
Pledged asset loan	2,698,018	388
Non-pledged loan	116,978	—
Credit card	51,270	—
Corporate
Pledged asset loan	946,008	—
Non-pledged loan	113,155	—
Total Loans operations	3,925,429	388
Expected Credit Loss (Note 14(b))	(7,101)	(2)
Total loans operations, net of Expected Loss	3,918,328	386

By maturity	2020	2019

Due in 3 months or less	160,918	388
Due after 3 months through 12 months	580,183	—
Due after 12 months	3,184,328	—
Total Loans operations	3,925,429	388

By concentration	2020	2019

Largest debtor	150,040	71
10 largest debtors	726,904	310
20 largest debtors	1,043,583	375
50 largest debtors	1,521,310	388
100 largest debtors	1,885,614	388
XP Inc offers loan products through Banco XP to its customers. The loan products offered to its customers are fully collaterized by customers’ investments on XP platform and credit product strictly related to investments in structured notes, in which the borrower is able to operate leveraged, retaining the structured note itself as guarantee for the loan.
Certain loans operations originated by the collateralized credit has insignificant risk of loss, which results in no loss allowance being recognised in accordance with the Group's expected credit loss model. The carrying amount of such financial assets is R$297,443 at December 31, 2020 (December 31, 2019:nil).
The reconciliation of gross carrying amount and the expected credit loss in loan operations segregate by stage according with IFRS 9 were demonstrated in Note 14. These stages are periodically reassessed in accordance with XP Inc.’s credit risk policy.

XP Inc. and its subsidiaries Notes to consolidated financial statements December 31, 2020, 2019 and 2018 (In thousands of Brazilian Reais, unless otherwise stated)
11.    Accounts receivable

	2020	2019

Customers (a)	455,253	458,776
Dividends and interest receivable on equity capital - Funds	6,393	7,052
Other (b)	51,131	702
(-) Expected credit losses on accounts receivable (Note 14(b))	(6,418)	(4,501)
Total	506,359	462,029

(a)	Refers to receivables from management fee arising from the distribution of funds and amounts receivable related to service provision, which have an average term of 30 days. There is no concentration on the balances receivable as of December 31, 2020 and 2019.
(b)	Mainly related to accounts receivable from B3.
The reconciliation of gross carrying amount and the expected credit loss in Accounts receivable segregate by stage according with IFRS 9 were demonstrated in Note 14.
12.    Recoverable taxes

	2020	2019

Prepayments of income taxes (IRPJ and CSLL)	122,070	225,465
Contributions over revenue (PIS and COFINS)	3,993	16,859
Taxes on services (ISS)	979	846
Value added taxes (VAT)	581	150
Total	127,623	243,320

Current	127,623	243,320
Non-current	—	—
13.    Prepaid expenses

	2020	2019

Commissions and premiums paid in advance (a)	1,314,771	49,233
Marketing expenses	28,056	9,678
Services paid in advance	6,245	2,043
Other expenses paid in advance	44,465	28,730
Total	1,393,537	89,684

Current	283,183	56,605
Non-current	1,110,354	33,079

(a)	Mostly comprised by long term investment programs implemented by XP CCTVM through its network of IFAs. These commissions and premiums paid are recognized at the signing date of each contract and are amortized in the statement of income of the Company, linearly, according to the investment term period.

XP Inc. and its subsidiaries Notes to consolidated financial statements December 31, 2020, 2019 and 2018 (In thousands of Brazilian Reais, unless otherwise stated)
14.    Expected Credit Losses on Financial Assets and Reconciliation of carrying amount

a)    Reconciliation of carrying amount of Financial Assets
It is presented below the reconciliation by stage of gross carrying amount of Financial assets through other comprehensive income and Financial assets measured at amortized cost – that have their ECLs (Expected Credit Losses) measured using the three stage model and the low credit risk simplification.

Stage 1	Balance at December 31, 2019	Acquisition / (Settlements)	Transfer to stage 2	Transfer to stage 3	Cure from stage 2	Cure from stage 3	Closing balance December 31, 2020

Financial assets at fair value through other comprehensive income
Securities	2,616,118	16,431,781	—	—	—	—	19,047,899
Financial assets amortized cost
Securities	2,266,971	(437,180)	—	—	—	—	1,829,791
Securities purchased under agreements to resell	9,490,090	(2,862,311)	—	—	—	—	6,627,779
Loans and credit card operations	—	3,599,808	—	—	—	—	3,599,808
Total on-balance exposures	14,373,179	16,732,098	—	—	—	—	31,105,277
Total exposures	14,373,179	16,732,098	—	—	—	—	31,105,277

Stage 2	Balance at December 31, 2019	Acquisition / (Settlements)	Transfer to stage 1	Transfer to stage 3	Cure from stage 1	Cure from stage 3	Closing balance December 31, 2020

Financial assets amortized cost
Loans and credit card operations	—	325,621	—	—	—	—	325,621
Total on-balance exposures	—	325,621	—	—	—	—	325,621
Off-balance exposures (credit card limits)	—	35,810	—	—	—	—	35,810
Total exposures	—	361,431	—	—	—	—	361,431

Consolidated Stages	Balance at December 31, 2019	Derecognition	Purchases / (Settlements)	Closing balance December 31, 2020

Financial assets at fair value through other comprehensive income
Securities	2,616,118	—	16,431,781	19,047,899
Financial assets amortized cost
Securities	2,266,971	—	(437,180)	1,829,791
Securities purchased under agreements to resell	9,490,090	—	(2,862,311)	6,627,779
Loans and credit card operations	—	—	3,925,429	3,925,429
Total on-balance exposures	14,373,179	—	17,057,719	31,430,898
Off-balance exposures (credit card limits)	—	—	—	35,810
Total exposures	14,373,179	—	17,057,719	31,466,708
For December 31, 2020, XP Group does not have financial assets classified as a Stage 3.

XP Inc. and its subsidiaries Notes to consolidated financial statements December 31, 2020, 2019 and 2018 (In thousands of Brazilian Reais, unless otherwise stated)

Stage 1	Balance at December 31, 2018	Acquisition / (Settlements)	Transfer to stage 2	Transfer to stage 3	Cure from stage 2	Cure from stage 3	Closing balance December 31, 2019

Financial assets at fair value through other comprehensive income
Securities	695,778	1,920,340	—	—	—	—	2,616,118
Financial assets amortized cost
Securities	155,292	2,111,679	—	—	—	—	2,266,971
Securities purchased under agreements to resell	6,570,610	2,919,480	—	—	—	—	9,490,090
Total on-balance exposures	7,421,680	6,951,499	—	—	—	—	14,373,179
Total exposures	7,421,680	6,951,499	—	—	—	—	14,373,179

Consolidated Stages	Balance at December 31, 2018	Purchases / (Settlements)	Closing balance December 31, 2019

Financial assets at fair value through other comprehensive income
Securities	695,778	1,920,340	2,616,118
Financial assets amortized cost
Securities	155,292	2,111,679	2,266,971
Securities purchased under agreements to resell	6,570,610	2,919,480	9,490,090
Total on-balance exposures	7,421,680	6,951,499	14,373,179
Total exposures	7,421,680	6,951,499	14,373,179
For December 31, 2019, XP Group does not have financial assets classified as a Stage 3.
The following table presents the gross carrying amount of Financial assets measured at amortized cost that have their ECLs measured using the simplified approach:

Operations	2020	2019

Financial assets amortized cost
Securities trading and intermediation	1,107,051	523,613
Accounts Receivable	512,777	466,530
Other financial assets	73,466	23,301
Total	1,693,294	1,013,444

XP Inc. and its subsidiaries Notes to consolidated financial statements December 31, 2020, 2019 and 2018 (In thousands of Brazilian Reais, unless otherwise stated)
b)    Expected credit loss
The table below presents the changes in ECLs, measured according three stage model, for assets classified as Financial assets through other comprehensive income –and Financial assets measured at amortized cost in the period ended December 31, 2020 and December 31, 2019, segregated by stages:

Stage 1	ECL at December 31, 2019	Increase / (Reversal)	Transfer to stage 2	Transfer to stage 3	Cure from stage 2	Cure from stage 3	ECL at December 31, 2020

Financial assets at fair value through other comprehensive income
Securities	—	8,855	—		—	—	8,855
Financial assets amortized cost
Securities	—	1,087	—	—	—	—	1,087
Securities purchased under agreements to resell	—	370	—	—	—	—	370
Loans and credit card operations	2	5,646	—	—	—	—	5,648
Total on-balance exposures	2	15,958	—	—	—	—	15,960
Total exposures	2	15,958	—	—	—	—	15,960

Stage 2	ECL at December 31, 2019	Increase / (Reversal)	Transfer to stage 1	Transfer to stage 3	Cure from stage 1	Cure from stage 3	ECL at December 31, 2020

Financial assets amortized cost
Loans and credit card operations	—	1,453	—	—	—	—	1,453
Total on-balance exposures	—	1,453	—	—	—	—	1,453
Total exposures	—	1,453	—	—	—	—	1,453

Consolidated Stages	ECL at December 31, 2019	Derecognition	Increase / (Reversal)	ECL at December 31, 2020

Financial assets at fair value through other comprehensive income
Securities	—	—	8,855	8,855
Financial assets amortized cost
Securities	—	—	1,087	1,087
Securities purchased under agreements to resell	—	—	370	370
Loans and credit card operations	2	—	7,099	7,101
Total on-balance exposures	2	—	17,411	17,413
Total exposures	2	—	17,411	17,413
The table below presents the ECLs for the financial assets measured according to simplified approach approach in the period ended December 31, 2020 and December 31, 2019:

Expected Credit Losses	2020	2019

Financial assets amortized cost
Securities trading and intermediation	55,485	18,630
Accounts Receivable	6,418	4,501
Other financial assets	3,312	3,497
Total	65,215	26,628

XP Inc. and its subsidiaries Notes to consolidated financial statements December 31, 2020, 2019 and 2018 (In thousands of Brazilian Reais, unless otherwise stated)
c)    Expected credit losses segregated by products
It is presented below the expected credit losses for 2020 and 2019, segregated by the products:

Expected Credit Losses	2020	2019

Financial assets at fair value through other comprehensive income	8,855	—
Securities	8,855	—
Financial assets amortized cost	73,956	27,247
Securities	1,087	—
Securities purchased under agreements to resell	370	—
Loans and credit card operations	7,101	2
Securities trading and intermediation	55,485	18,630
Accounts Receivable	6,418	4,501
Other financial assets	3,495	4,114
Total losses for exposures	82,811	27,247
15.    Investments in associates and joint ventures

Set out below are the associates and joint venture of the Group as of December 31, 2020. The entities listed below have share capital consisting solely of ordinary shares, which are held directly by the Group. The country of incorporation or registration is also their principal place of business, and the proportion of ownership interest is the same as the proportion of voting rights held.

Name of entity	% of ownership interest	Nature of relationship	Measurement method	Equity	Carrying amount

Du Agro Holdings S.A.	49%	Joint Venture (1)	Equity method	3,213	1,574
Wealth High Governance Holding de Participações S.A.	49.9%	Associate (2)	Equity method	149,520	74,610
O Primo Rico Mídia, Educacional e Participações Ltda.	20%	Associate (3)	Equity method	10,330	2,066
Total equity-accounted investments				163.063	78.250

(1)
On June 23, 2020, the Company acquired a 49% interest in DuAgro Holdings S.A. (“DuAgro”), a joint venture involved in the agribusiness. DuAgro is an integrated platform that utilizes technology to finance the purchase of agricultural inputs. The focus is on small- and medium-sized producers.

(2)
On September 8, 2020, the Company entered into an agreement to hold a 49.9% minority stake of the total share capital of Wealth High Governance Holding de Participações S.A. (“WHG”) formely denominated VPL Gestão Patrimonial e Participações S.A. With this transaction XP Inc. is complementing the existing offering to ultra-high-net-worth individual in the Wealth Management segment.

(3)	O Primo Rico is a company focused on digital content services, including developing and selling financial education courses and online events.

Entity	December 31, 2019	Acquisition/Equity	Equity in earnings	Other comprehensive income	Goodwill (i)	December 31, 2020

Du Agro Holdings S.A.	—	2,335	(777)	17	408	1,983
Wealth High Governance Holding de Participações S.A. (ii)	—	74,851	(240)	—	621,248	695,859
O Primo Rico	—	242	1,879	(56)	—	2,065
Total	—	77,428	862	(39)	621,656	699,907

(i)	Related to the acquisitions of associates and joint ventures. As of December 31, 2020 the goodwill recognized is includes the value of expected synergies arising from the investments.
(ii)	The Goodwill included an element of contingent consideration. The fair value of the contingent consideration is in Note 23.

XP Inc. and its subsidiaries Notes to consolidated financial statements December 31, 2020, 2019 and 2018 (In thousands of Brazilian Reais, unless otherwise stated)
16.    Property, equipment, intangible assets and leases

(a) Property and equipment

	Data processing system	Furniture and equipment	Security systems	Facilities	Fixed assets in progress (ii)	Total

Balance as of January 1, 2018	13,743	13,261	4,907	15,162	—	47,073
Additions	22,319	10,448	376	9,930	40,076	83,149
Write-offs	(40)	(924)	(30)	(5,078)	(553)	(6,625)
Transfers	31	2,109	192	37,191	(39,523)	—
Depreciation in the year	(7,282)	(3,253)	(2,892)	(11,043)	—	(24,470)
Balance as of December 31, 2018	28,771	21,641	2,553	46,162	—	99,127
Cost	48,023	29,613	6,388	47,843	—	131,867
Accumulated depreciation	(19,252)	(7,972)	(3,835)	(1,681)	—	(32,740)

Balance as of January 1, 2019	28,771	21,641	2,553	46,162	—	99,127
Additions	15,039	9,942	664	22,315	24,539	72,499
Write-offs	(304)	(2,047)	—	(6,112)	—	(8,463)
Transfers	—	2,409	—	22,130	(24,539)	—
Depreciation in the year	(9,059)	(4,189)	(1,673)	(5,778)	—	(20,699)
Balance as of December 31, 2019	34,447	27,756	1,544	78,717	—	142,464
Cost	62,235	38,086	7,716	84,726	—	192,763
Accumulated depreciation	(27,788)	(10,330)	(6,172)	(6,009)	—	(50,299)

Balance as of January 1, 2020	34,447	27,756	1,544	78,717	—	142,464
Additions	15,457	5,539	1,239	2,650	120,279	145,164
Write-offs (i)	(2,432)	(6,191)	(535)	(41,376)	(963)	(51,497)
Transfers	(2,411)	516	(820)	14,279	(17,706)	(6,142)
Depreciation in the year	(11,179)	(5,004)	(425)	(9,349)	—	(25,957)
Balance as of December 31, 2020	33,882	22,616	1,003	44,921	101,610	204,032
Cost	53,871	32,592	2,158	54,890	101,610	245,121
Accumulated depreciation	(19,989)	(9,976)	(1,155)	(9,969)	—	(41,089)

(i)	As previously mentioned on Note 1.3, as a result of the COVID-19 pandemic, the Group decided to implement a permanent remote work model, which has resulted in the write-off of the corresponding properties and equipments of these offices.
(ii)	In 2020 are mainly related to the costs incurred so far in the development and construction of the new XP Inc’s headquarter - “Bioma XP”, located out of the city of São Paulo.

XP Inc. and its subsidiaries Notes to consolidated financial statements December 31, 2020, 2019 and 2018 (In thousands of Brazilian Reais, unless otherwise stated)
(b) Intangible assets

	Software	Goodwill	Costumer list	Trademarks	Other intangible Assets	Total

Balance as of January 1, 2018	25,700	372,701	49,970	20,238	14,598	483,207
Additions	27,828	9,799	—	1,009	24,680	63,316
Write-offs	(15)	—	—	—	(13,275)	(13,290)
Amortization in the year	(14,742)	—	(8,426)	(2,024)	(3,126)	(28,318)
Balance as of December 31, 2018	38,771	382,500	41,544	19,223	22,877	504,915
Cost	56,127	382,500	72,072	22,239	31,308	564,246
Accumulated amortization	(17,356)	—	(30,528)	(3,016)	(8,431)	(59,331)

Balance as of January 1, 2019	38,771	382,500	41,544	19,223	22,877	504,915
Additions	51,348	—	27,000	—	10,601	88,949
Write-offs	(2,283)	—	—	(33)	(466)	(2,782)
Amortization in the year	(21,526)	—	(7,945)	(2,702)	(5,457)	(37,630)
Balance as of December 31, 2019	66,310	382,500	60,599	16,488	27,555	553,452
Cost	104,270	382,500	105,977	22,239	39,823	654,809
Accumulated amortization	(37,960)	—	(45,378)	(5,751)	(12,268)	(101,357)

Balance as of January 1, 2020	66,310	382,500	60,599	16,488	27,555	553,452
Additions	117,129	—	1,188	—	28,051	146,368
Business combination (Note 5(ii))	8,143	91,866	2,181	3,314	—	105,504
Write-offs	(22,064)	—	—	—	—	(22,064)
Transfers	2,857	—	—	—	3,285	6,142
Amortization in the year	(57,222)	—	(5,683)	(9,054)	(3,881)	(75,840)
Balance as of December 31, 2020	115,153	474,366	58,285	10,748	55,010	713,562
Cost	219,029	474,366	76,050	52,616	55,010	877,071
Accumulated amortization	(103,876)	—	(17,765)	(41,868)	—	(163,508)
(c)    Impairment test for goodwill
Given the interdependency of cash flows and the merger of business practices, all Group’s entities are considered a single cash generating units (“CGU”) and, therefore, goodwill impairment test is performed at the single operating level. Therefore, the carrying amount considered for the impairment test represents the Company’s equity.
The Group tests whether goodwill has suffered any impairment on an annual basis. For the years ended December 31, 2020 and 2019, the recoverable amount of the single CGU was determined based on value-in-use calculations which require the use of assumptions. The calculations use cash flow projections based on financial budgets approved by management covering a four-year period.
Cash flows beyond the four-year period are extrapolated using the estimated growth rates, which are consistent with forecasts included in industry reports specific to the industry in which the Group operates.
The Group performed its annual impairment test as of December 31, 2020 and 2019 which did not result in the need to recognize impairment losses on the carrying value of goodwill.

XP Inc. and its subsidiaries Notes to consolidated financial statements December 31, 2020, 2019 and 2018 (In thousands of Brazilian Reais, unless otherwise stated)
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
The long-term growth rate utilized in the impairment test of goodwill is 6.50%.
Discount rates represent the current market assessment of the risks specific to the Group, taking into consideration the time value of the money and risks of the underlying assets that have not been incorporated in the cash flow estimates. The discount rate calculation is based on the specific circumstances of the Group and is derived from its weighted average cost of capital (WACC). The WACC takes into account both debt and equity. The cost of equity is derived from the expected return on investment by the Group’s investors. The cost of debt is based on the interest-bearing borrowings the Group has. Adjustments to the discount rate are made to factor in the specific amount and timing of the future tax flows in order to reflect a pre-tax discount rate. The average pre-tax discount rate applied to cash flow projections is 10.47%.

XP Inc. and its subsidiaries Notes to consolidated financial statements December 31, 2020, 2019 and 2018 (In thousands of Brazilian Reais, unless otherwise stated)
d)    Leases
Set out below, are the carrying amounts of the Group’s right-of-use assets and lease liabilities and the movements during the period:

	Right-of-use assets	Lease liabilities

As of January 1, 2019	133,870	148,494
Additions (i)	123,529	124,283
Depreciation expense	(32,831)	—
Interest expense	—	17,613
Effects of exchange rate	2,910	2,995
Payment of lease liabilities	—	(37,979)
As of December 31, 2019	227,478	255,406
Current	—	52,771
Non-current	227,478	202,635
As of January 1, 2020	227,478	255,406
Additions (i)	62,003	55,820
Depreciation expense	(41,465)	—
Write-offs	(78,321)	(78,321)
Interest expense	—	19,456
Revaluation	(9,115)	(10,050)
Impairment	422	—
Effects of exchange rate	22,132	23,610
Payment of lease liabilities	—	(57,473)
As of December 31, 2020	183,134	208,448
Current	—	34,019
Non-current	183,134	174,429

(i)	Additions to right-of-use assets in the period include prepayments to lessors and accrued liabilities.
The Group recognized rent expense from short-term leases and low-value assets of R$1,910 for the period ended December 31, 2020 (1,746 – December 31, 2019). The total rent expense of R$9,615 (R$9,225 – December 31, 2019), include other expenses related to leased offices such as condominium.
17.    Deposits

	2020	2019

Demands deposits (i)	44,536	70,190
Time deposits	2,977,214	4
Total	3,021,750	70,194
Current	2,524,651	70,194
Non-Current	497,099	—

(i)	Mainly related to contributions to be invested from clients of XP Vida e Previdência S.A.

XP Inc. and its subsidiaries Notes to consolidated financial statements December 31, 2020, 2019 and 2018 (In thousands of Brazilian Reais, unless otherwise stated)

Maturity 2020
Class	Within 30 days	From 31 to 60 days	From 61 to 90 days	From 91 to 180 days	From 181 to 360 days	After 360 days	Total
Demand deposits	44,536	—	—	—	—	—	44,536
Time deposits	67,501	1,185	57,781	191,886	2,161,762	497,099	2,977,214
Total	112,037	1,185	57,781	191,886	2,161,762	497,099	3,021,750

Maturity 2019
Class	Within 30 days	From 31 to 60 days	From 61 to 90 days	From 91 to 180 days	From 180 to 366 days	After 360 days	Total
Demand deposits	70,190	—	—	—	—	—	70,190
Time deposits	4	—	—	—	—	—	4
Total	70,194	—	—	—	—	—	70,194
18.    Structured operations certificates

Structured Operations Certificates (COE) are financial instruments combining fixed and variable income elements, with returns linked to assets indices such as exchange, inflation, shares and international assets. All the financial instruments its originate by Banco XP S.A.

	2020	2019

Maturity
From 91 to 180 days	945	—
From 180 to 360 days	1,489	—
After 360 days	2,176,025	19,474
Total	2,178,459	19,474
Current	2,434	—
Non-Current	2,176,025	19,474
19.    Securities sold under repurchase agreements

	2020	2019

National Treasury Bills (LTNs)	18,318,498	5,653,994
National Treasury Notes (NTNs)	13,497,944	8,533,113
Financial Treasury Bills (LFTs)	—	1,451,300
Debentures	22,902	—
Total	31,839,344	15,638,407
As of December 31, 2020, securities sold under repurchase agreements were agreed with average interest rates of 1.89% p.a. (2019 – 4.48% p.a.), with assets pledged as collateral (Note 6).

XP Inc. and its subsidiaries Notes to consolidated financial statements December 31, 2020, 2019 and 2018 (In thousands of Brazilian Reais, unless otherwise stated)
20.    Borrowings and lease liabilities

	Interest rate %	Maturity	2020	2019

Bank borrowings – domestic (i)	113% of CDI(*)	March 2021	10,523	52,668
Related parties			10,523	52,668
Financial institution (ii)	CDI (*)+ 0.774%	April 2023	273,564	329,410
Third parties			273,564	329,410
Total borrowings			284,087	382,078
Lease liabilities			208,448	255,406
Total borrowings and lease liabilities			492,535	637,484
Current			51,656	116,450
Non-current			440,879	521,034

(*)	Brazilian Interbank Offering Rate (CDI)
(i)	Loan agreement with Itaú Unibanco with maturity on March 8, 2021, payable in 36 monthly installments.
(ii)	Loan agreement entered into on March 28, 2018 with the International Finance Corporation (IFC). The principal amount is due on the maturity date and accrued interests payable at every six months.
All the obligations above contain financial covenants, which comply with certain performance conditions. The Group has complied with these covenants throughout the reporting period (Note 39 (ii)).
21.    Debentures

On May 15, 2019 and September 28, 2018, the Company issued Debentures, non-convertible into shares, in the amount of R$800,000, with the objective of funding the Group’s working capital and treasury investments. As of December 31, 2020, the total balance is comprised of the following issuances:

Issuance	Quantity Issued (units)	Annual rate	Issuance date	Maturity date	Unit value at issuance		Unit value at period-end	Book value

1st	400,000	108.0% CDI	9/28/2018	9/28/2020	R$	1,000.00	—	—
2nd	400,000	107.5% CDI	5/15/2019	5/15/2022	R$	1,000.00	R$1,002.57	335,250
Total	800,000							335,250

	2020	2019

Principal	400,000	800,000
Interest	25,091	47,127
Payments	(25,124)	(11,897)
Repurchase (a)	(64,717)	—
Total	335,250	835,230
Current	204,731	435,230
Non-current	130,519	400,000

(a)	As of September 30, 2020 the Group repurchased 65,611 units of the second series of non-convertible debentures.
The principal amount and accrued interest payables related to the first issuance are due and was paid on the maturity date, while for the second issuance, 50% of the principal amount is due on May 15, 2021 and the remaining balance on the maturity date, and accrued interest payable every 12 months from the issuance date.
On September 28, 2020 the first series of non-convertible debentures was fully prepaid in the amount of R$432,793, which includes principal and interest.

XP Inc. and its subsidiaries Notes to consolidated financial statements December 31, 2020, 2019 and 2018 (In thousands of Brazilian Reais, unless otherwise stated)
Debentures are subject to financial covenants, which comply with certain performance conditions. The Group has complied with these covenants throughout the reporting period (Note 39(ii)).
22.    Securities trading and intermediation

Represented by operations at B3 on behalf of and on account of third parties, with liquidation operating cycle between D+1 and D+3.

	2020	2019

Cash and settlement records	18,128	13,823
Debtors pending settlement	847,620	499,325
Other	241,303	10,465
(-) Expected losses on Securities trading and intermediation (a)	(55,485)	(18,630)
Total Assets	1,051,566	504,983

Cash and settlement records	59,712	474,759
Creditors pending settlement	20,243,409	8,639,787
Total Liabilities	20,303,121	9,114,546

(a)	The reconciliation of gross carrying amount and the expected loss segregate by stage according with IFRS 9 were demonstrated in Note 14.
23.    Other financial liabilities

	2020	2019

Structured financing (i)	874,771	—
Contingent consideration (ii)	462,000	—
Foreign exchange portfolio	70,208	8,962
Credit cards operations (iii)	50,727	—
Financial bills (iii)	16,389	—
Others	40,079	—
Total	1,514,174	8,962

Current	1,035,785	8,962
Non-current	478,389	8,962

(i)	Financing for maintenance of financial assets required to perform financial transactions.
(ii)
Contractual contingent considerations mostly associated to the investment acquisition of WHG, as described in Note 15. The contingent consideration arrangement requires that the Company pay the selling shareholders an amount principally associated to the performance (net income without dividends). The maturity of the total contingent consideration payment is up to 6 years and the contractual maximum amount payable is R$653,222 (the minimum amount is zero).

(iii)	Related to operations of Banco XP S.A.

XP Inc. and its subsidiaries Notes to consolidated financial statements December 31, 2020, 2019 and 2018 (In thousands of Brazilian Reais, unless otherwise stated)
24.    Social and Statutory obligations

Social and Statutory obligations is mainly composed from the Group sharing program for its employees which does not extend to the Executive Board. As of December 31, 2020, the balance of unrealized gains on the balance sheet under the "Social and statutory obligations” line item is R$667,448 (R$492,723 as of December 31, 2019).

	2020	2019

Obligations to non-controlling interest	82,524	35,666
Employee profit-sharing (a)	483,378	395,568
Salaries and other benefits payable	101,546	61,489
Total	667,448	492,723

(a)	The Group has a bonus scheme for its employees based on profit sharing program as agreed under collective bargaining with the sindicate, which does not extend to the Executive Board. The bonus is calculated at each half of the year and payments made in the February and August.
25.    Tax and social security obligations

	2020	2019

Income Tax (IRPJ and CSLL)	261,490	264,258
Contributions over revenue (PIS and COFINS)	46,136	34,247
Taxes on services (ISS)	23,729	18,141
Contributions for Social Security (INSS)	65,540	7,712
Others	38,954	20,973
Total	435,849	345,331
Current	435,849	345,331
Non-current	—	—
The Group income tax liability is presented net of tax assets which the entities are allowed to offset during current year. The line includes current Corporate Income Tax (CIT) liability of R$536,422 (594,037 - 2019) and Prepayments CIT of R$291,973 (361,771 – 2019). The line also includes taxes that XP is responsible to pay on behalf of its clients (i.e., withholding taxes over client’s investments) in the amount of R$20,219 (R$31,992 – 2019).
26.    Private pension liabilities

As of December 31, 2020, active plans are principally accumulation of financial resources through products PGBL and VGBL structured in the form of variable contribution, for the purpose of granting participants with returns based on the accumulated capital in the form of monthly withdraws for a certain term or temporary monthly withdraws.
In this respect, such financial products represent investment contracts that have the legal form of private pension plans but which do not transfer insurance risk to the Group. Therefore, contributions received from participants are accounted for as liabilities and balance consists of the balance of the participant in the linked FIE at the reporting date (Note 7 (a)).
Changes in the period

	2020	2019

As of January 1	3,759,090	16,059
Contributions received	1,678,532	609,639
Transfer with third party plans	7,657,636	3,047,492
Withdraws	(304,194)	(20,153)
Interest from assets within FIEs	596,849	106,053
As of December 31	13,387,913	3,759,090

XP Inc. and its subsidiaries Notes to consolidated financial statements December 31, 2020, 2019 and 2018 (In thousands of Brazilian Reais, unless otherwise stated)
27.    Income tax

(a) Deferred income tax
Deferred tax assets (DTA) and deferred tax liabilities (DTL) are comprised of the main following components:

	Balance Sheet		Net change in the year
	2020	2019	2020	2019	2018

Tax losses carryforwards	7,382	17,146	(9,764)	(38,212)	37,774
Goodwill on business combinations (i)	22,838	22,303	535	(37,690)	(56,789)
Provisions for IFAs’ commissions	94,544	68,041	26,503	37,010	4,744
Revaluations of financial assets at fair value	(16,780)	25,259	(42,039)	23,862	(2,427)
Expected credit losses	19,444	5,666	13,778	2,587	(2,345)
Financial instruments taxed on redemption	(9)	—	(9)	13,041	(6,230)
Profit sharing plan	164,808	141,136	23,672	141,136	—
Net gain on hedge instruments	20,987	(36,384)	57,371	(34,943)	(51,423)
Share-base compensation	115,976	2,950	113,025	2,950
Other provisions	67,504	33,284	34,220	29,260	(2,572)
Total	496,694	279,401	217,292	139,001	(79,268)
Deferred tax assets	505,046	284,533
Deferred tax liabilities	(8,352)	(5,132)

(i)	For tax purposes, goodwill is amortized over 5 years on a straight-line basis when the entity acquired is sold or merged into another entity.
The changes in the net deferred tax were recognized as follows:

	2020	2019	2018

At January 1	279,401	140,400	219,668
Foreign exchange variations	6,373	(3,461)	(9,259)
Charges to statement of income	196,498	139,411	(76,455)
Tax relating to components of other comprehensive income	14,423	3,051	6,446
At December 31	496,694	279,401	140,400
Unrecognized deferred taxes
Deferred tax assets are recognized for tax losses to the extent that the realization of the related tax benefit against future taxable profits is probable. The Group did not recognize deferred tax assets of R$37,309 (2019 - R$18,402) mainly in respect of losses from subsidiaries overseas and that can be carried forward and used against future taxable income.

XP Inc. and its subsidiaries Notes to consolidated financial statements December 31, 2020, 2019 and 2018 (In thousands of Brazilian Reais, unless otherwise stated)
(b) Income tax expense reconciliation
The tax on the Group's pre-tax profit differs from the theoretical amount that would arise using the weighted average tax rate applicable to profits of the consolidated entities. The following is a reconciliation of income tax expense to profit (loss) for the year, calculated by applying the combined Brazilian statutory rates at 34% for the year ended December 31:

	2020	2019	2018

Income before taxes	2,421,413	1,544,109	640,728
Combined tax rate in Brazil (a)	34.00%	34.00%	34.00%
Tax expense at the combined rate	823,280	524,997	217,848

Income from entities not subject to deferred taxation	(12,470)	(9,551)	(3,647)
Effects from entities taxed at different rates	35,377	25,948	16,444
Effects from entities taxed at different taxation regimes (b)	(443,579)	(24,089)	(18,183)
Intercompany transactions with different taxation regimes	(74,289)	(50,138)	(38,255)
Tax incentives	(14,354)	(9,772)	(1,408)
Non-deductible expenses (non-taxable income)	49,640	33,854	(689)
Others	(23,680)	(36,624)	3,288
Total	339,924	454,625	175,398
Effective tax rate	14.04%	29.44%	27.20%

Current	536,422	594,037	98,943
Deferred	(196,498)	(139,412)	76,455
Total expense	339,924	454,625	175,398

(a)
Considering that XP Inc. is domiciled in Cayman and there is no income tax in that jurisdiction, the combined tax rate of 34% demonstrated above is the current rate applied to XP Investimentos S.A. which is the holding company of all operating entities of XP Inc. in Brazil.

(b)	Certain eligible subsidiaries adopted the PPM tax regime and the effect of the presumed profit of subsidiaries represents the difference between the taxation based on this method and the amount that would be due based on the statutory rate applied to the taxable profit of the subsidiaries. Additionally, some entities and investment funds adopt different taxation regimes according to the applicable rules in their jurisdictions.
Other comprehensive income
The tax (charge)/credit relating to components of other comprehensive income is as follows:

	Before tax	(Charge) / Credit	After tax

Foreign exchange variation of investees located abroad	18,645	—	18,645
Gains (losses) on net investment hedge	(26,508)	9,013	(17,495)
Changes in the fair value of financial assets at fair value	6,727	(2,567)	4,160
As of December 31, 2018	(1,136)	6,446	5,310

Foreign exchange variation of investees located abroad	6,823	—	6,823
Gains (losses) on net investment hedge	(10,543)	3,410	(7,133)
Changes in the fair value of financial assets at fair value	1,057	(359)	698
As of December 31, 2019	(2,663)	3,051	388

Foreign exchange variation of investees located abroad	57,439	—	57,439
Gains (losses) on net investment hedge	(91,762)	31,199	(60,563)
Changes in the fair value of financial assets at fair value	40,979	(16,776)	24,203
As of December 31, 2020	6,656	14,423	21,079

XP Inc. and its subsidiaries Notes to consolidated financial statements December 31, 2020, 2019 and 2018 (In thousands of Brazilian Reais, unless otherwise stated)
28.    Equity

(a)    Issued capital
The Company has an authorized share capital of US$35 thousand, corresponding to 3,500,000,000 authorized shares with a par value of US$ 0.00001 each of which:
•2,000,000,000 shares are designated as Class A common shares and issued; and
•1,000,000,000 shares are designated as Class B common shares and issued.
The remaining 500,000,000 authorized but unissued shares are presently undesignated and may be issued by our board of directors as common shares of any class or as shares with preferred, deferred or other special rights or restrictions. Therefore, the Company is authorized to increase capital up to this limit, subject to approval of the Board of Directors.
As of December 31, 2020, the Company have R$23 thousand of issued capital which were represented by 377,764,985 Class A common shares and 181,293,980 Class B common shares. In the IPO that took place on December 11, 2019, the Company issued 83,387,238 new Class A common shares, with a corresponding increased of R$2 in the issued capital of the Company.
(b)    Additional paid-in capital and capital reserve
In December 2019, immediately prior the completion of the IPO, we had 257,456,251,558 Class A common shares and 251,790,558 Class B common shares of our authorized share capital issued. Class A and Class B common shares, have the following rights:
•Each holder of a Class B common share is entitled, in respect of such share, to 10 votes per share, whereas the holder of a Class A common share is entitled, in respect of such share, to one vote per share.
•Each holder of Class A common shares and Class B common shares vote together as a single class on all matters (including the election of directors) submitted to a vote of shareholders, except as provided below and as otherwise required by law.
•Class consents from the holders of Class A common shares and Class B common shares, as applicable, shall be required for any modifications to the rights attached to their respective class of shares the rights conferred on holders of Class A common shares shall not be deemed to be varied by the creation or issue of further Class B common shares and vice versa; and
•the rights attaching to the Class A common shares and the Class B common shares shall not be deemed to be varied by the creation or issue of shares with preferred or other rights, including, without limitation, shares with enhanced or weighted voting rights.
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

XP Inc. and its subsidiaries Notes to consolidated financial statements December 31, 2020, 2019 and 2018 (In thousands of Brazilian Reais, unless otherwise stated)
Below is a summary of the issuances and conversions of shares during 2020, 2019 and 2018, after giving effect to the share split mentioned before:

	Class A (prior common shares)	Class B (prior preferred shares)	Total Shares

As of Januray 1, 2018	276,000,013	208,918,504	484,918,517
Issued for cash	—	24,328,617	24,328,617
Transfer of classes	(20,867,198)	20,867,198	—
As of December 31, 2018	255,132,815	254,114,319	509,247,134

Corporate reorganization	30,807,911	(30,807,911)	—
Transfer of classes	25,687,428	(25,687,428)	—
Initial public offering	42,553,192	—	42,553,192
As of December 31, 2019	354,181,346	197,618,980	551,800,326

Transfer of classes	16,325,000	(16,325,000)	—
Follow on offering	7,258,639	—	7,258,639
As of December 31, 2020	377,764,985	181,293,980	559,058,965
On August 9, 2018, shareholders also approved the conversion of 83,468,792 (20,867,198 Class A common reverse shares after reverse share split and reclassification) of the Company into preferred shares, with no contributions or changes in the share capital.
On August 31, 2018, the Company received capital contributions in the amount of R$673,294, upon the issuance of 97,314,470 (24,328,617 Class B common shares after reverse share split) new preferred shares.
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
In December 2020, as a result of the completion of the secondary public offering describe in Note 1.2 a number of 7,258,639 Class A common shares were offered by the controlling shareholder of XP Inc.
As mentioned in Note 35, the Board of Directors approved on December 2019 a share based long-term incentive plan, which the maximum number of shares should not exceed 5% of the issued and outstanding shares. As of December 31, 2020, the outstanding number of company reserved under the plans were 11,079,736 restricted share units (“RSUs”) (2019 - 1,921,669) and 2,819,912 performance restricted units (“PSUs”) (2019 - 2,190,377) to be issued at the vesting date.
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

XP Inc. and its subsidiaries Notes to consolidated financial statements December 31, 2020, 2019 and 2018 (In thousands of Brazilian Reais, unless otherwise stated)
The proposal and payment of dividends recorded in the Company's financial statements, subject to the approval of the shareholders in General Meetings, is detailed below:

	2019	2018

Net income	1,089,484	465,330
Total dividends	500,000	200,000

At January 1	—	125,000
Amount recognized in the year	500,000	200,000
Dividends paid in the year	(500,000)	(325,000)
At December 31	—	—
For period ended December 31, 2020, XP Inc. has not declared and paid dividends to the shareholders.
Non-controlling shareholders of some XP Inc’s subsidiaries has received dividends in the years ended December 31, 2020, 2019 and 2018.
(d)    Other comprehensive income
Other comprehensive income is comprised of changes in the fair value of financial assets at fair value through other comprehensive income, while this financial assets are not realized. Also includes gains (losses) on net investment hedge and foreign exchange variation of investeeds located abroad.
29.    Related party transactions

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
(a)    Key-person management compensation
Key management includes executive statutory directors, members of the Board of Directors and Executive Boards. The compensation paid or payable to key management for their services is shown below:

	2020	2019	2018

Fixed compensation	6,335	4,821	3,329
Variable compensation	55,909	22,060	30,316
Total	62,244	26,881	33,645
In 2019 and 2020, the Board of Directors approved the grant of performance share unit (“PSUs”) to certain directors.
The executive statutory directors of XP Inc control XP Controle Participações S.A.

XP Inc. and its subsidiaries Notes to consolidated financial statements December 31, 2020, 2019 and 2018 (In thousands of Brazilian Reais, unless otherwise stated)
(b)    Transactions with related parties
The main transactions carried with related parties for year-end balances arising from such transactions are as follows:

	Assets/(Liabilities)		Revenue/(Expenses)
Relation and transaction	2020	2019	2020	2019	2018

Shareholders with significant influence (i)	(5,667,588)	(732,420)	(53,881)	(49,779)	(40,585)
Securities	112,127	123,813	9,629	10,381	147,258
Securities purchased under agreements to resell	—	196,009	—	1,550	—
Accounts receivable	11,238	594	505	1,025	—
Securities sold under repurchase agreements	(5,780,430)	(1,000,168)	(62,951)	(58,078)	(3,586)
Borrowings	(10,523)	(52,668)	(1,064)	(4,657)	(184,257)

(i)	These transactions are mainly related to Itaú Unibanco who became shareholder of the Company in 2018 and since then a related party.
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
30.    Provisions and contingent liabilities

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

	2020	2019

Tax contingencies	10,097	9,878
Civil contingencies	4,281	2,673
Labor contingencies	5,333	2,642
Total provision	19,711	15,193

Judicial deposits (i)	10,199	18,403

(i)	There are circumstances in which the Group is questioning the legitimacy of certain litigations or claims filed against it. As a result, either because of a judicial order or based on the strategy adopted by management, the Group might be required to secure part or the whole amount in question by means of judicial deposits, without this being characterized as the settlement of the liability. These amounts are classified as “Other assets” on the consolidated balance sheets and referred above for information.
Changes in the provision during the year

	2020	2019	2018

Balance at January 1	15,193	17,474	11,843
Monetary correction	4,102	2,492	1,667
Provision	3,499	2,338	9,105
Reversed	(1,454)	(3,939)	(1,208)
Payments	(1,629)	(3,172)	(3,933)
Balance at December 31	19,711	15,193	17,474

XP Inc. and its subsidiaries Notes to consolidated financial statements December 31, 2020, 2019 and 2018 (In thousands of Brazilian Reais, unless otherwise stated)
Nature of claims
a)    Tax
As of December 31, 2020, the Group has claims classified as probable risk of loss in the amount of R$10,097 (December 31, 2019 - R$9,878), regarding social contributions on revenue (PIS and COFINS), questioning the exclusion of this own taxes on the calculation basis over revenues. In accordance with Brazilian laws and tax regulations, this practice is legal for VAT (ICMS) taxes, and other companies have recently obtained significant success in applying this concept for PIS and COFINS taxes. These lawsuits are supported by court deposits in its entirety.
b)    Civil
The majority of the civil and administratives claims involve matters that are normal and specific to the business, and refer to demands for indemnity primarily due to: (i) financial losses in the stock market; (ii) portfolio management; and (iii) alleged losses generated from the liquidation of costumers assets in portfolio due to margin cause and/or negative balance. As of December 31, 2020, there were 71 civil and administrative claims for which the likelihood of loss has been classified as probable, in the amount of R$4,281 (December 31, 2019 - R$2,673). An amount of R$100 was deposited in court as of December 31, 2020 (December 31, 2019 – R$9,744).
c)    Labor
Labor claims to which the Group is party primarily concern: (i) the existence (or otherwise) of a working relationship between the Group and IFAs; and (ii) severance payment of former employees. As of December 31, 2020, the Company and its subsidiaries are the defendants in approximately 10 cases involving labor matters for which the likelihood of loss has been classified as probable, in the amount of R$5,333 (December 31, 2019 - R$2,642).
Contingent liabilities - probability of loss classified as possible
In addition to the provisions constituted, the Company and its subsidiaries have several labor, civil and tax contingencies in progress, in which they are the defendants, and the likelihood of loss, based on the opinions of the internal and external legal advisors, is considered possible, and the contingencies amount to approximately R$217,426 (December 31, 2019 - R$153,951).
Below is summarized these claims by nature:

	2020	2019

Tax (i)	71,027	69,386
Civil (ii)	136,228	81,414
Labor	10,171	3,151
Total	217,426	153,951

(i)	In December 2019, the Group was notified by tax authorities for a requirement of social security contributions due to employee profit sharing payments related to the calendar year 2015, allegedly in violation of Brazilian Law 10,101/00. Currently, the first appeal was denied by the first administrative level of the Revenue Service Office. The Group will provide the ordinary appeal to Administrative Council of Tax Appeals (“CARF”). There are other favorable CARF precedents on the subject and the Group obtained legal opinions that support the Group’s defense and current practice.
(ii)	The Group is defendant in 586 civil and administrative claims by customers and investment agents, mainly related to portfolio management, risk rating, copyrights and contract termination. The total amount represents the collective maximum value to which the Group is exposed based on the claims’ amounts monetarily restated.

XP Inc. and its subsidiaries Notes to consolidated financial statements December 31, 2020, 2019 and 2018 (In thousands of Brazilian Reais, unless otherwise stated)
31.    Total revenue and income

a)    Net revenue from services rendered
Revenue from contracts with customers derives mostly from services rendered and fees charged at daily transactions from customers, therefore mostly recognized at a point in time. Disaggregation of revenue by major service lines are as follows:

	2020	2019	2018
Major service lines
Brokerage commission	2,139,985	1,288,135	861,068
Securities placement	1,429,824	1,154,786	631,949
Management fees	1,224,125	1,035,224	527,644
Insurance brokerage fee	112,802	106,438	56,713
Educational services	118,272	97,986	42,653
Other services	477,584	275,467	160,409
	5,502,592	3,958,036	2,280,436
(-) Sales taxes and contributions on revenue (i)	(486,104)	(362,264)	(225,887)
	5,016,488	3,595,772	2,054,549

(i)	Mostly related to taxes on services (ISS) and contributions on revenue (PIS and COFINS).
b)    Net income from financial instruments

	2020	2019	2018

Net Income of financial instruments at fair value through profit or loss	3,020,698	1,360,207	821,617
Net Income of financial instruments measured at amortized cost and at fair value through other comprehensive income	188,196	199,947	114,442
(-) Taxes and contributions on financial income	(73,777)	(28,118)	(32,155)
	3,135,117	1,532,036	903,904
c)    Disaggregation by geographic location

	2020	2019	2018

Brazil	7,454,304	4,790,236	2,716,459
United States	655,817	307,456	204,207
Europe	41,484	30,116	37,787
Total Revenue and Income	8,151,605	5,127,808	2,958,453

	2020	2019

Brazil	3,244,421	1,208,737
United States	129,956	224,244
Europe	4,123	16,476
Selected assets (i)	3,378,500	1,449,457

(i)	Selected assets are Total assets of the Company, less: financial assets and deferred tax assets and are presented by geographic location.
None of the clients represented more than 10% of our revenues for the periods presented.

XP Inc. and its subsidiaries Notes to consolidated financial statements December 31, 2020, 2019 and 2018 (In thousands of Brazilian Reais, unless otherwise stated)
32.    Operating costs

	2020	2019	2018

Commission and incentive costs	2,087,197	1,269,309	750,103
Operating losses	31,295	13,922	1,769
Other costs	526,867	313,419	181,154
Clearing house fees	344,278	201,083	96,896
Third parties’ services	92,997	76,669	53,124
Other	89,592	35,667	31,134
Total	2,645,359	1,596,650	933,026
33.    Operating expenses by nature

	2020	2019	2018

Selling expenses	134,915	155,115	96,075
Advertising and publicity	134,915	155,115	96,075

Administrative expenses	3,013,598	1,891,481	1,176,805
Personnel expenses	2,138,470	1,261,887	712,060
Compensation	846,742	408,394	221,746
Employee profit-sharing and bonus	807,640	645,992	356,938
Executives profit-sharing	194,419	67,547	50,656
Benefits	75,302	47,457	35,922
Social charges	208,151	88,960	45,115
Other	6,216	3,537	1,683

Other taxes expenses	44,029	39,691	43,945
Depreciation of property and equipment and right-of-use assets	67,422	53,530	26,278
Amortization of intangible assets	75,839	37,630	26,510
Other administrative expenses	687,838	498,743	368,012
Data processing	322,659	178,860	130,678
Technical services	101,389	85,782	76,476
Third parties' services	168,019	145,730	63,333
Rent expenses	17,955	10,575	41,950
Communication	29,311	17,495	11,457
Travel	9,923	21,676	13,804
Legal and judicial	6,976	3,406	9,023
Other	31,606	35,219	21,291
Total	3,148,513	2,046,596	1,272,880

XP Inc. and its subsidiaries Notes to consolidated financial statements December 31, 2020, 2019 and 2018 (In thousands of Brazilian Reais, unless otherwise stated)
34.    Other operating income, net

	2020	2019	2018

Other operating income	377,480	208,245	20,682
Revenue from incentives from Tesouro Direto, B3 and others	352,879	101,615	9,931
Interest received on tax	5,521	31,782	—
Recovery of charges and expenses	1,798	53,453	6,873
Reversal of operating provisions	1,366	9,767	2,641
Other	15,916	11,628	1,237

Other operating expenses	(206,427)	(54,888)	(51,971)
Legal, administrative proceedings and agreement with customers	(45,277)	(9,499)	(16,385)
Losses on write-off and disposal of assets	(52,102)	(10,265)	(11,064)
Tax incentive expenses	(8,136)	(7,060)	(2,015)
Fines and penalties	(16,995)	(1,191)	(7,446)
Associations and regulatory fees	(13,524)	(4,216)	(3,059)
Charity	(41,654)	(6,751)	(5,938)
Other	(28,739)	(15,906)	(6,064)

Total	171,053	153,357	(31,289)
35.    Share-based plan

a)     Share-based Plan
The establishment of the Plan was approved by the Board of Director’s meeting on December 6, 2019 and the first grant of RSUs and PSUs was on December 10, 2019.
Under the Restricted Stock Unit plan, stocks are awarded at no cost to the recipient upon their grant date. RSUs are granted semi-annually, their vesting conditions are service related and they vest at a rate determined in each granted date and the limit to vest is until five years. After the vesting periods, common shares will be issued to the recipients. For the PSUs, the vesting is the following: (i) 33% will vest on the third year after the grant, (ii) 33% will vest on the fourth year after the grant and (iii) 34% will vest on the fifth year after the grant date.
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

XP Inc. and its subsidiaries Notes to consolidated financial statements December 31, 2020, 2019 and 2018 (In thousands of Brazilian Reais, unless otherwise stated)
These estimates also require determination of the most appropriate inputs to the valuation models including assumptions regarding the expected life of a share-based payment or appreciation right, expected volatility of the price of the Group’s shares and expected dividend yield.
c)    Outstanding shares granted and valuation inputs
The maximum number of shares available for issuance under the share-based plan shall not exceed 5% of the issued and outstanding shares. As of December 31, 2020, the outstanding number of Company reserved under the plans were 13,899,648 (December 31, 2019 - 4,112,046) including 11,079,736 RSUs (December 31, 2019 - 1,921,669) and 2,819,912 PSUs (December 31, 2019 - 2,190,377).
Set out below are summaries of XP Inc's RSU and PSU activity for 2020.

	RSUs	PSUs	Total
(In thousands, except weighted-average data, and where otherwise stated)	Number of units	Number of units	Number of units

Outstanding, January 1	1,921,669	2,190,377	4,112,046
Granted	9,730,422	629,535	10,359,957
July 1, 2020	139,660	-	139,660
September 1, 2020	1,783,200	-	1,783,200
October 1, 2020	7,807,562	629,535	8,437,097
Forfeited	(572,355)	-	(572,355)
January 1, 2020	(94,496)	-	(94,496)
September 1, 2020	(337,840)	-	(337,840)
October 1, 2020	(140,019)	-	(140,019)
Outstanding, December 31	11,079,736	2,819,912	13,899,648
No options expired ou vested during the periods covered by the above table.
In December 31, 2020, total compensation expense of the plans were R$292,817, including R$60,026 of tax provisions and does not include any tax benefits on total share-based compensation expense once, as this expense is not deductible for tax purposes. The tax benefits will be perceived when the shares are converted into common shares.
The original weighted-average grant-date fair value of RSU and PSU shares was US$27 and US$34.56 respectively. In May 2020, the Company decided to update the measurement condition of its PSU shares, replacing the TSR measurement from US Dollars (US$) to Brazilian Reais (R$), being therefore subject to exchange variation. The weighted-average grant-date fair value of PSU shares for the updated plan was US$52.41. The incremental fair value will be recognised as an expense over the period from the modification date to the end of the vesting period. All other conditions of the PSU shares plan has not been modified. The average grant date fair value in the period was US$46.48.
36.    Earnings per share (basic and diluted)

Basic earnings per share is calculated by dividing net income for the period attributed to the owners of the parent by the weighted average number of ordinary shares outstanding during the period.
Diluted earnings per share is calculated by dividing net income attributable to owners of XP Inc by the weighted average number of shares outstanding during the year plus the weighted average number of shares that would be issued on conversion of all dilutive potential shares into shares. The shares in the share based plan are the only shares with potential dilutive effect.

XP Inc. and its subsidiaries Notes to consolidated financial statements December 31, 2020, 2019 and 2018 (In thousands of Brazilian Reais, unless otherwise stated)
The following table presents the calculation of net income applicable to the owners of the parent and basic and diluted EPS for the years ended December 31, 2020, 2019 and 2018.

	2020	2019	2018

Net Income attributable to owners of the Parent	2,076,430	1,080,484	461,440
Basic weighted average number of outstanding shares (i) (iii)	552,291	511,462	493,117
Basic earnings per share - R$	3.7597	2.1125	0.9358

Effect of dilution
Shared-based plan (ii) (iii)	6,817	248	—
Diluted weighted average numer of outstanding shares (iii)	559,108	511,710	493,117
Diluted earnings per share - R$	3.7138	2.1115	0.9358

(i)	See on note 28, the number of XP Inc.’s outstanding common shares during the year.
(ii)	See on note 35, the number of shares granted and forfeited during the year regarding XP Inc.’s Share-based plan.
(iii)	Thousands of shares.
37.    Determination of fair value

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
(b) Financial assets (other than derivatives)
The fair value of securities is determined by reference to their closing prices on the date of presentation of the consolidated financial statements. The fair value of loans operations and securities with no market quotation are estimated based on the present value of future cash flows discounted using the observable rates and market rates on the date of presentation.
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

XP Inc. and its subsidiaries Notes to consolidated financial statements December 31, 2020, 2019 and 2018 (In thousands of Brazilian Reais, unless otherwise stated)
Financial instruments not measured at fair value (securities trading and intermediation, accounts receivable and accounts payables) were not disclosed as their carrying amounts approximates their fair values.
Below are the Group financial assets and liabilities by level within the fair value hierarchy. The Group assessment of the significance of a particular input to the fair value measurement requires judgment and may affect the valuation of fair value assets and liabilities and their placement within the fair value hierarchy levels:

	2020
	Level 1	Level 2	Level 3	Fair Value	Book Value

Financial Assets
Financial assets at Fair value through profit or loss
Securities	35,549,047	14,040,966	—	49,590,013	49,590,013
Derivative financial instruments	26,535	7,532,898	—	7,559,433	7,559,433
Fair value through other comprehensive income
Securities	19,039,044	—	—	19,039,044	19,039,044
Evaluated at amortized cost
Securities	1,830,031	—	—	1,830,031	1,828,704
Securities purchased under agreements to resell	—	6,627,044	—	6,627,044	6,627,409
Securities trading and intermediation	—	1,051,566	—	1,051,566	1,051,566
Accounts receivable	—	506,359	—	506,359	506,359
Loan operations	—	4,037,954	—	4,037,954	3,918,328
Other financial assets	—	69,971	—	69,971	69,971
Financial liabilities
Fair value through profit or loss
Securities loaned	2,237,442	—	—	2,237,442	2,237,442
Derivative financial instruments	13,221	7,806,143	—	7,819,364	7,819,364
Evaluated at amortized cost
Securities sold under repurchase agreements	—	31,810,893	—	31,810,893	31,839,344
Securities trading and intermediation	—	20,303,121	—	20,303,121	20,303,121
Deposits	—	2,636,085	—	2,636,085	3,021,750
Structured operations certificates	—	2,178,459	—	2,178,459	2,178,459
Borrowings and lease liabilities	—	492,441	—	492,441	492,535
Debentures	—	331,520	—	331,520	335,250
Accounts payables	—	859,550	—	859,550	859,550
Other financial liabilities	—	1,052,174	462,000	1,514,174	1,514,174

XP Inc. and its subsidiaries Notes to consolidated financial statements December 31, 2020, 2019 and 2018 (In thousands of Brazilian Reais, unless otherwise stated)

	2019
	Level 1	Level 2	Fair Value	Book Value

Financial Assets
Financial assets at Fair value through profit or loss
Securities	20,277,031	2,166,361	22,443,392	22,443,392
Derivative financial instruments	21,809	4,063,195	4,085,004	4,085,004
Fair value through other comprehensive income
Securities	2,616,118	—	2,616,118	2,616,118
Evaluated at amortized cost
Securities	—	3,914,923	3,914,923	2,266,971
Securities purchased under agreements to resell	—	9,490,090	9,490,090	9,490,090
Securities trading and intermediation	—	504,983	504,983	504,983
Accounts receivable	—	462,029	462,029	462,029
Loans operations	—	386	386	386
Other financial assets	—	19,805	19,805	19,805
Financial liabilities
Fair value through profit or loss
Securities loaned	2,021,707	—	2,021,707	2,021,707
Derivative financial instruments	—	3,229,236	3,229,236	3,229,236
Evaluated at amortized cost
Securities sold under repurchase agreements	—	15,638,407	15,638,407	15,638,407
Securities trading and intermediation	—	9,114,546	9,114,546	9,114,546
Deposits	—	70,165	70,165	70,195
Structure operations certificates	—	19,474	19,474	19,474
Borrowings and lease liabilities	—	633,781	633,781	637,484
Debentures	—	836,001	836,001	835,230
Accounts payables	—	266,813	266,813	266,813
Other financial liabilities	—	8,962	8,962	8,962
As of December 31, 2020 the total contingent consideration liability is reported at fair value and is dependent on the profitability of the acquired associate (WHG) and businesses (Flipper and Antecipa).The total contingent consideration is classified within Level 3 of the fair value hierarchy. The contigent consideration liability represents the maximum amount payable under the purchase and sale agreements discounted using a weighted average rate of 5.33% p.a. Change in the discount rate by 100 bps would increase/decrease the fair value by R$14,713. The change in the fair value in the contingent consideration between the acquisition date and December 31, 2020 was not material.
Transfers into and out of fair value hierarchy levels are analysed at the end of each consolidated financial statements. As of December 31, 2020 the Group had no transfers between Level 2 and Level 3.
38.    Management of financial risks and financial instruments

(a) Overview
The Group is exposed to the following risks:
(i)    Credit risk;
(ii)     Liquidity risk;
(iii)    Market risk;
•Currency risk;
•Interest rate risk;
•Price risk.
(iv)     Operating risk.

XP Inc. and its subsidiaries Notes to consolidated financial statements December 31, 2020, 2019 and 2018 (In thousands of Brazilian Reais, unless otherwise stated)
(b) Risk management structure
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
For the loan operations XP Inc uses client’s investments as collaterals to reduce potential losses and protect against credit risk exposure by managing these collaterals so that they are always sufficient, legally enforceable (effective) and viable, XP monitors the value of the collaterals. The Credit Risk Management provides subsidies to define strategies as risk appetite, to establish limits, including exposure analysis and trends as well as the effectiveness of the credit policy.
The loans operations have an high credit quality and the Group often uses risk mitigation measures, primarily through client’s investments as collaterals, which explains the low provision ratio.
The Group's policies regarding obtaining collateral have not significantly changed during the reporting period and there has been no significant change in the overall quality of the collateral held by the Group since the prior period.
Management undertakes credit quality analysis of assets that are not past due or reduced to recoverable value. As of December 31, 2020 and 2019, such assets were substantially represented by Loan operations and Securities purchased under agreements to resell of which the counterparties are Brazilian banks with low credit risk, securities issued by the Brazilian government, as well as derivative financial instruments transactions, which are mostly traded on the stock exchange (B3 S.A. – Brasil, Bolsa, Balcão) and which, therefore, have its guarantee.

XP Inc. and its subsidiaries Notes to consolidated financial statements December 31, 2020, 2019 and 2018 (In thousands of Brazilian Reais, unless otherwise stated)
The carrying amount of the financial assets representing the maximum exposure to credit risk is shown in the table below:

	2020	2019

Financial assets
Securities purchased under agreements to resell	6,627,409	9,490,090
Securities	70,457,761	27,326,481
Public securities	51,944,301	20,381,125
Private securities	18,513,460	6,945,356
Derivative financial instruments	7,559,433	4,085,004
Securities trading and intermediation	1,051,566	504,983
Accounts receivable	506,359	462,029
Loan operations	3,918,328	386
Other financial assets	69,971	19,805
Off-balance exposures (credit card limits)	35,810	—
Total	90,226,637	41,888,778
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
(d1) Maturities of financial liabilities
The tables below summarizes the Group’s financial liabilities into groupings based on their contractual maturities:

						2020
Liabilities	Up to 1 month	From 2 to 3 months	From 3 to 12 months	From 1 to 5 years	Above 5 years	Contractual cash flow

Securities loaned	2,237,442	—	—	—	—	2,237,442
Derivative financial instruments	1,572,140	814,220	2,643,065	2,205,410	584,529	7,819,364
Securities sold under repurchase agreements	31,839,344	—	—	—	—	31,839,344
Securities trading and intermediation	20,303,121	—	—	—	—	20,303,121
Deposits	112,037	58,966	2,353,648	497,099	—	3,021,750
Structured operations certificates	—	—	2,434	853,118	1,322,907	2,178,459
Borrowings and lease liabilities	6,378	12,710	32,568	375,504	65,375	492,535
Debentures	—	—	—	335,250	—	335,250
Accounts payables	859,550	—	—	—	—	859,550
Other financial liabilities	1,052,174	—	—	462,000	—	1,514,174
Total	57,982,186	885,896	5,031,715	4,728,381	1,972,811	70,600,989

XP Inc. and its subsidiaries Notes to consolidated financial statements December 31, 2020, 2019 and 2018 (In thousands of Brazilian Reais, unless otherwise stated)

						2019
Liabilities	Up to 1 month	From 2 to 3 months	From 3 to 12 months	From 1 to 5 years	Above 5 years	Contractual cash flow

Securities loaned	2,021,707	—	—	—	—	2,021,707
Derivative financial instruments	1,557,088	211,882	685,566	732,286	42,414	3,229,236
Securities sold under repurchase agreements	15,638,407	—	—	—	—	15,638,407
Securities trading and intermediation	9,114,546	—	—	—	—	9,114,546
Deposits	70,195	—	—	—	—	70,195
Structured operations certificates	—	—	—	—	19,474	19,474
Borrowings and lease liabilities	8,239	26,258	81,953	521,034	—	637,484
Debentures	—	—	435,230	400,000	—	835,230
Accounts payables	266,813	—	—	—	—	266,813
Other financial liabilities	8,962	—	—	—	—	8,962
Total	28,685,957	238,140	1,202,749	1,653,320	61,888	31,842,054
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
(e1) Currency risk
The Group is subject to foreign currency risk as they hold interest in XP Holding International, XP Advisors Inc, and XP Holding UK Ltd, whose equity as of December 31, 2020 was US$46,534 thousand (US$43,323 thousand as of December 31, 2019), US$801 thousand (US$744 thousand as of December 31, 2019) and GBP 2,268 thousand (GBP 3,059 thousand as of December 31, 2019) respectively.
The risk of the XP Holding International and XP Advisors Inc, is hedged with the objective of minimizing the volatility of the functional currency (BRL) against the US$ arising from foreign investment abroad (see Note 9).
The foreign currency exposure risk of XP Holding UK Ltd, is not hedged.

XP Inc. and its subsidiaries Notes to consolidated financial statements December 31, 2020, 2019 and 2018 (In thousands of Brazilian Reais, unless otherwise stated)
(e2) Interest rate risk
It arises from the possibility that the Group incur in gains or losses arising from fluctuations in interest rates on its financial assets and liabilities.
Below are presented the risk rates that The Group are exposed:
•Selic/DI
•IGPM
•IPCA
•PRE
•Foreign exchange coupon
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

				2020
Trading portfolio	Exposures	Scenarios
Risk factors	Risk of variation in:	I	II	III
Pre-fixed	Pre-fixed interest rate in Reais	(191)	(9,056)	(33,402)
Exchange coupons	Foreign currencies coupon rate	(379)	(5,508)	(11,184)
Foreign currencies	Exchange rates	(1,997)	(169,318)	(373,807)
Price indexes	Inflation coupon rates	(311)	(14,384)	(28,434)
Shares	Shares prices	(4,957)	(107,704)	(167,737)
		(7,835)	(305,970)	(614,564)

				2019
Trading portfolio	Exposures	Scenarios
Risk factors	Risk of variation in:	I	II	III
Pre-fixed	Pre-fixed interest rate in Reais	(907)	(163,057)	(445,866)
Exchange coupons	Foreign currencies coupon rate	(67)	570	(854)
Foreign currencies	Exchange rates	(2,102)	(1,493)	43,908
Price indexes	Inflation coupon rates	(63)	(782)	(301)
Shares	Shares prices	(442)	(8,780)	(57,390)
		(3,581)	(173,542)	(460,503)
Scenario I: Increase of 1 basis point in the rates in the fixed interest rate yield, exchange coupons, inflation and 1 percentage point in the prices of shares and currencies;
Scenario II: Project a variation of 25 percent in the rates of the fixed interest yield, exchange coupons, inflation, both rise and fall, being considered the largest losses resulting by risk factor; and

XP Inc. and its subsidiaries Notes to consolidated financial statements December 31, 2020, 2019 and 2018 (In thousands of Brazilian Reais, unless otherwise stated)
Scenario III: Project a variation of 50 percent in the rates of the pre-fixed interest yield, exchange coupons, inflation and interest rates, both rise and fall, being considered the largest losses resulting by risk factor.
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
39.    Capital Management

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
The Group also monitors capital on the basis of the net debt and the gearing ratio. Net debt is calculated as total debt (including borrowings, lease liabilities, Structured financing and debentures as shown in the consolidated balance sheet) less cash and cash equivalent (including cash, Securities purchased under agreements to resell and certificate deposits as shown in the consolidated statement of cash flows). The gearing ratio corresponds to the net debt expressed as a percentage of total capital.

XP Inc. and its subsidiaries Notes to consolidated financial statements December 31, 2020, 2019 and 2018 (In thousands of Brazilian Reais, unless otherwise stated)
The net debt and corresponding gearing ratios at December 31, 2020 and 2019 were as follows:

	2020	2019

Borrowings and lease liabilities	492,535	637,484
Debentures	335,250	835,230
Structured financing (Note 23 (i))	874,771	—
Total debt	1,702,556	1,472,714
Cash	(1,954,788)	(109,922)
Securities purchased under agreements to resell	(593,673)	(654,057)
Certificate deposits (Securities)	(111,927)	(123,817)
Net debt	(957,832)	584,918

Total equity	10,894,609	7,153,396
Total capital	9,936,777	7,738,313
Gearing ratio %	(9.64)%	7.56%
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
At December 31, 2020 the subsidiaries XP CCTVM and XP Vida e Previdência were in compliance with all capital requirements.
There is no requirement for compliance with a minimum capital for the other Group companies.
(ii)    Financial covenants
In relation to the long-term debt contracts, including multilateral instruments, recorded within “Borrowing and lease liabilities” and “Debentures” (Notes 20 and 21), the Group is required to comply with certain performance conditions, such as profitability and efficiency indexes.
At December 31, 2020, the amount of contracts under financial covenants is R$619,337 (December 31, 2019 – R$1,217,308). The Group has complied with these covenants throughout the reporting period.
Eventual failure of the Group to comply with such covenants may be considered as breach of contract and, as a result, considered for early settlement of related obligations.

XP Inc. and its subsidiaries Notes to consolidated financial statements December 31, 2020, 2019 and 2018 (In thousands of Brazilian Reais, unless otherwise stated)
40.    Cash flow information

(i)    Debt reconciliation

	Borrowings	Lease liabilities	Debentures	Total

Total debt as of January 1, 2018	867,024	—	—	867,024
Acquisitions / Issuance	325,370	—	400,000	725,370
Payments	(689,634)	—	—	(689,634)
Net foreign exchange differences	(35,091)	—	—	(35,091)
Interest accrued	56,125	—	6,538	62,663
Interest paid	(54,185)	—	—	(54,185)
Total debt as of December 31, 2018	469,609	—	406,538	876,147
Change in accounting policy (Note 3.xxi)	—	148,494	—	148,494
Total debt as of January 1, 2019	469,609	148,494	406,538	1,024,641
Acquisitions / Issuance	—	124,196	400,000	524,196
Payments	(85,353)	(37,979)	(11,815)	(135,147)
Net foreign exchange differences	—	3,085	—	3,085
Interest accrued	26,250	17,610	40,507	84,367
Interest paid	(28,428)	—	—	(28,428)
Total debt as of December 31, 2019	382,078	255,406	835,230	1,472,714

Total debt as of January 1, 2020	382,078	255,406	835,230	1,472,714
Acquisitions / Issuance	—	55,820	—	55,820
Write-off	—	(78,321)	—	(78,321)
Payments	(95,395)	(57,473)	(400,000)	(552,868)
Repurchase	—	—	(64,717)	(64,717)
Revaluation	—	(10,050)	—	(10,050)
Net foreign exchange differences	—	23,610	—	23,610
Interest accrued	11,892	19,456	21,473	52,821
Interest paid	(14,488)	—	(56,736)	(71,224)
Total debt as of December 31, 2020	284,087	208,448	335,250	(644,929)
(ii)    Non-cash investing and financing activities
Non-cash investing and financing activities disclosed in other notes are: (i) related to business acquisitions through accounts payables and contingent consideration – see note 5(ii) – R$35,671, and (ii) related to Acquisition of investment in associates through accounts payables and contingent consideration – see note 15 – R$468,064.
41.    Subsequent events

(i) Spin-off of Itaú’s investment in XP Inc.
In January 2021, XP Inc. reached an agreement with Itaú Unibanco in connection with Itaú’s spin-off of its investment in XP Inc., and has entered into two agreements regarding to the corporate reorganization announced by Itaú Unibanco Holding S.A. on December 31, 2020 (Itau Agreements).
The Itaú Agreements establish certain steps to be taken as a result of the corporate reorganization approved and announced by its shareholders, which are subject to the US Federal Reserve Board’s (FED) approval.
The Proposed Transaction is being proposed by XPart (Itau company) and XP to streamline and simplify the corporate structure at shareholders’ level at XP, specifically by giving XPart’s shareholders more accessible ways to trade XP shares as they will directly own an interest in XP.

XP Inc. and its subsidiaries Notes to consolidated financial statements December 31, 2020, 2019 and 2018 (In thousands of Brazilian Reais, unless otherwise stated)

It is not expected that such transaction will have any impact on XP Inc.’s results of operations and financial condition.
(ii) Changes in Social Contribution on Net Income (CSLL)
On March 1, 2021, Provisional Measure No. 1,034 was published increasing the Social Contribution on Net Income (CSLL) rate by 5%, to 25% for Banks and 20% for Broker dealers.
The text of the Provisional Measure proposes the increase in the CSLL rate between July and December 2021. The deadline for converting the Provisional Measure into Law is 60 days, extendable for an additional 60 days from the date of publication of the said rule.
The Group is monitoring the impacts on its business that will depend on the approval and conversion of the Provisional Measure into Law. However based on a initial analysis the Group does not expect significant impacts on the Company's results or financial condition.