Form 20-F
period 2021-12-31
XP Inc.
filed 2022-04-13
CIK 1787425

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F
(Mark One)
☐    REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR
☒    ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2021
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
The number of outstanding shares as of December 31, 2021 was 424,153,735 Class A common shares and 135,394,989 Class B common shares.

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
Yes ☒
No ☐ (not required)
Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or an emerging growth company. See definition of “large accelerated filer,” “accelerated filer” and “emerging growth company” in Rule 12b-2 of the Exchange Act. (Check one):
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

PRESENTATION OF FINANCIAL AND OTHER INFORMATION
All references to “U.S. dollars,” “dollars” or “$” are to the U.S. dollar. All references to “real,” “reais,” “Brazilian real,” “Brazilian reais” or “R$” are to the Brazilian real, the official currency of Brazil. All references to “IFRS” are to International Financial Reporting Standards, as issued by the International Accounting Standards Board, or the “IASB.”
Financial Statements
XP was incorporated on August 29, 2019, as a Cayman Islands exempted company with limited liability duly registered with the Cayman Islands Registrar of Companies. Until the contribution of the shares of XP Investimentos S.A., or XP Brazil shares, to it prior to the consummation of our initial public offering of Class A common shares completed on December 13, 2019, or the “Initial Public Offering” and the “Share Contribution,” XP had not commenced operations and had only nominal assets and liabilities and no material contingent liabilities or commitments.
We maintain our books and records in Brazilian reais, the presentation currency for our financial statements and the functional currency of our operations in Brazil. Our annual consolidated financial statements were prepared in accordance with IFRS, as issued by the IASB. Unless otherwise noted, our consolidated statement of financial position information presented herein as of December 31, 2021 and 2020 and the consolidated statements of income for the years ended December 31, 2021, 2020 and 2019 is stated in Brazilian reais, our reporting currency. Our consolidated financial information contained in this annual report is derived from our audited consolidated financial statements as of December 31, 2021 and 2020 and statements of income for the years ended December 31, 2021, 2020 and 2019, together with the notes thereto. All references herein to “our financial statements,” “our audited consolidated financial information” and “our audited consolidated financial statements” are to our consolidated financial statements included elsewhere in this annual report.
This financial information should be read in conjunction with “Item 5. Operating and Financial Review and Prospects” and our audited consolidated financial statements, including the notes thereto, included elsewhere in this annual report.
Our fiscal year ends on December 31. References in this annual report to a fiscal year, such as “fiscal year 2021,” relate to our fiscal year ended on December 31 of that calendar year.
Corporate Events
Our Incorporation
We are a Cayman Islands exempted company incorporated with limited liability on August 29, 2019 for purposes of effectuating our initial public offering. At the time of our incorporation, XP Controle Participações S.A., or “XP Controle” (the predecessor-in-interest to XP Control LLC, or “XP Control”), Itaú Unibanco S.A., or “Itaú Unibanco” (the predecessor-in-interest to ITB Holding Brasil Participações Ltda., or “ITB Holding,” and Itaú Unibanco Holding S.A., or “Itaú Unibanco Holding”), G.A. Brasil IV Fundo de Investimento em Participações Multiestratégia (the predecessor-in-interest to General Atlantic (XP) Bermuda, L.P., or “GA Bermuda”), and DYNA III Fundo de Investimento em Participações Multiestratégia, or “DYNA III,” held 2,036,988,542 shares (prior to giving effect to the Share Split, as defined herein) of XP Brazil, which were all of the shares of XP Brazil. All references to “XP Brazil” refer to XP Investimentos S.A., our principal Brazilian non-operating holding company.
Itaú Transaction and 2022 Acquisition
In connection with the Itaú Transaction entered into on May 11, 2017, ITB Holding shall purchase in 2022, subject to certain conditions precedent (including regulatory approvals), the equivalent of 11.5% of XP’s total issued share capital (pre-initial public offering), which share capital is currently held by XP Controle, GA Bermuda and DYNA III, for a certain and adjusted price previously agreed in the relevant share purchase agreement relating to the Itaú Transaction.
Share Contribution and Share Split
On November 29, 2019, XP Controle, ITB Holding, GA Bermuda and DYNA III contributed all of their shares in XP Brazil to us. In return for this contribution, we issued new Class B common shares to XP Controle, new Class A common shares and Class B common shares to ITB Holding, new Class A common shares and Class B common shares to GA Bermuda and new Class A common shares to DYNA III in a one-to-one exchange for the shares of XP Brazil contributed to us. In addition and following the Share Contribution, we implemented a four-to-one reverse share split (or consolidation), effective as of November 30, 2019, which we refer to herein as the Share Split.

XPart Merger
On October 1, 2021, we consummated the merger of XPart S.A., or “XPart,” with and into us, pursuant to which XPart ceased to exist. In connection with the merger, XPart shareholders, including Itaú Unibanco Participações S.A., or “IUPAR,” and Itaúsa S.A., or “Itaúsa,” received 225,796,528 Class A common shares previously held by XPart, including in the form of Brazilian Depositary Receipts, or “BDRs,” in the case of Brazilian or non-Brazilian residents. Our BDRs started trading at the B3 on October 4, 2021 under the symbol “XPBR31.” See “Item 7. Major Shareholders and Related Party Transactions—A. Major Shareholders—Itaú Unibanco Holding Transaction.”
The following chart shows our corporate structure as of the date hereof:

December, 2021

XP CONTROLE
Class B Common Shares
7,16 % of voting power in Issuer
2,28 % of economic interests in Issuer
GENERAL ATLANTIC (XP) BERMUDA, LP
Class A and Class B Common Shares
10,50% of voting power in Issuer
10,77% of economic interests in Issuer
XP CONTROL
Class B Common Shares
61,12% of voting power in Issuer
19,41% of economic interests in Issuer
SÃO CARLOS INVESTIMENTOS
Class A Common Shares
0,56% of voting power in Issuer
1,77% of economic interests in Issuer
SÃO MARCOS INVESTIMENTOS
Class A Common Shares
0,56% of voting power in Issuer
1,77% of economic interests in Issuer
ITAÚSA S.A
Class A Common Shares
4,30% of voting power in Issuer
13,67% of economic interests in Issuer
FREE FLOAT
Class A Common Shares
15,81% of voting power in Issuer
50,21% of economic interests in Issuer
XP INC.
100%
XPAC Sponsor
20%
XPAC Acquisition
100%
XP INVESTIMENTOS S.A.
100%
XProject
100%
XP Controle 3
100%
XP DTVM
100%
XP CCTVM
100%
Banco XP
100%
Antecipa
99.99%
Carteira Online
99.9%
XP Corretora de Seguros
100%
DM10
100%
XP Controle 4
100%
XP Vida e Previdência
49,9%
Tourinho
99.5%
XP Advisory
94,9%
XP Gestão
20%
Levante
99,5%
XP Vista
99.99%
XP Allocation
99.7%
Tecfinance
100%
XChange
99.9%
Infostocks
100%
XPE Infomoney
100%
IGTI
99,9%
XP Eventos
99.9%
XP Finanças
100%
XP Energia
49.9%
WHG Holding
98.7%
XP PE
92%
XP LT
100%
Track Indices
29,26%
Primo Rico
49%
Duagro
100%
XP Holding UK
90%
XP Investments
100%
XP Private Holding UK
40%
OHM Research
100%
XP Advisory
100%
XP Holding Internacional
100%
XP Investments

On December 10, 2021, IUPAR concluded a corporate reorganization within its partial spin-off resulting in the transfer of (1) 39,386,461 Class A common shares to its shareholder Itaúsa; (2) 9,906,362 Class A common shares to São Carlos Investimentos Ltda.; and (3) 9,906,362 Class A common shares to São Marcos Investimentos Ltda., the last two being personal holding companies held by João Moreira Salles and Walther Moreira Salles Junior, respectively.
On December 14, 2021, XP Controle went through a corporate reorganization resulting in the transfer of 108,631,284 Class B common shares to XP Control, so that XP Controle retained only 12,730,020 Class B common shares acquired before our initial public offering in connection with our corporate reorganization on November 29, 2019. The indirect holders of such common shares and our indirect controlling shareholders did not change as a result of such XP Controle corporate reorganization, since XP Control is under the same control as XP Controle.
As of the date of this annual report, we had a total of 559,548,724 common shares issued and outstanding; 135,394,989 of these shares were Class B common shares beneficially owned by XP Controle, XP Control and GA Bermuda; and 424,153,735 of these shares were Class A common shares beneficially owned by Itaúsa, GA Bermuda, São Carlos Investimentos Ltda., São Marcos Investimentos Ltda. and public holders.

Please read the information in the section entitled “Item 4. Information on the Company—C. Organizational Structure” for a more thorough description of the operations of our material operating subsidiaries.
Financial Information in U.S. Dollars
Solely for the convenience of the reader, we have translated some of the real amounts included in this annual report from reais into U.S. dollars. You should not construe these translations as representations by us that the amounts actually represent these U.S. dollar amounts or could be converted into U.S. dollars at the rates indicated. Unless otherwise indicated, we have translated real amounts into U.S. dollars using a rate of R$5.5805 to US$1.00, the commercial selling rate for U.S. dollars as of December 31, 2021 as reported by the Central Bank. See “Item 5. Operating and Financial Review and Prospects—A. Operating Results—Exchange Rates” for more detailed information regarding translation of reais into U.S. dollars and for historical exchange rates for the Brazilian real.
Special Note Regarding Non-GAAP Financial Measures
This annual report presents our Floating Balance, Adjusted Gross Financial Assets, Adjusted EBITDA, Adjusted Net Income, Adjusted Cash Flow from Operating Activities, Adjusted Cash Flow from Investing Activities, and Adjusted Cash Flow from Financing Activities information for the convenience of the investors.
We present Floating Balance because we believe this measure helps to understand the effect on our balance sheet of uninvested cash balances from retail clients’ investment accounts at XP companies. We calculate Floating Balance as the sum of securities trading and intermediation (liabilities), minus securities trading and intermediation (assets). It is a metric that our management tracks internally and that investors and analysts typically want to calculate. Unlike the portions of Retail AUC invested by clients in equities, fixed income, mutual funds and almost all our other asset classes, Floating Balance is accounted for on our balance sheet, resulting in a net increase in our liabilities, and is a source of funds that we allocate to securities and financial instruments, which generates interest revenues for us. Given the size of our current AUC and the pace of our growth, Floating Balance, despite being historically only in the range of 1% to 3% of total AUC, is material and therefore helps explain the variation of the assets and liabilities in our balance sheet.
We present Adjusted Gross Financial Assets because we believe this metric captures the liquidity that is in fact available to us, net of the portion of liquidity that is related to our Floating Balance (and therefore attributable to clients). We calculate Adjusted Gross Financial Assets as the sum of (1) Cash and Financial Assets (comprising Cash plus Securities – Fair value through profit or loss, plus Securities – Fair value through other comprehensive income, plus Securities – Evaluated at amortized cost, plus Derivative financial instruments, plus Securities purchased under agreements to resell, plus Loan operations), less (2) Financial Liabilities (comprising of the sum of Securities loaned, Derivative financial instruments, Securities sold under repurchase agreements and Private pension liabilities, Deposits and Structured operation certificates), and (3) less Floating Balance. It is a measure that we track internally on a daily basis, and it more intuitively reflects the effect of the operational profits we generate and the variations between working capital assets and liabilities (cash flows from operating activities), investments in fixed and intangible assets (cash flows from investing activities) and inflows and outflows related to equity and debt securities in our capital structure (cash flows from financing activities). Our management treats all securities and financial instrument assets, net of financial instrument liabilities, as balances that compose our total liquidity, with sub line items (such as, for example, “securities at fair value through profit and loss” and “securities at fair value through other comprehensive income”) expected to fluctuate substantially from quarter to quarter as our treasury manages and allocates our total liquidity to the most suitable financial instruments.
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

We present Adjusted Cash Flow from Operating Activities, Adjusted Cash Flow from Investing Activities, and Adjusted Cash Flow from Financing Activities because we believe these are useful indicators of liquidity that provides information to management and investors about the amount of cash generated from our core operations after changes in working capital. We calculate Adjusted Cash Flow from Operating Activities net cash flow (used in) operating activities less investments in our IFA network (commissions and advances paid to our IFA network, which are classified as cash flow from operating activities in our consolidated financial statements) and financing instruments payable. We calculate Adjusted Cash Flow from Investing Activities as cash flows from investing activities plus investments in our IFA Network. We calculate Adjusted Cash Flows from Financing Activities as net cash flows from financing activities plus financing instruments payable. We maintain consistency with our Adjusted Gross Financial Assets. Adjusted Cash Flow has limitations as an analytical tool, and you should not consider Adjusted Cash Flow in isolation or as an alternative to cash flow from operating activities or any other liquidity measure determined in accordance with GAAP. You are encouraged to evaluate each adjustment. In addition, in evaluating Adjusted Cash Flow, you should be aware that in the future, we may incur changes similar to the adjustments in the presentation of Adjusted Cash Flow. In addition, Adjusted Cash Flow may not be comparable to similarly titled measures used by other companies in our industry or across different industries.
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
Market Share and Other Information
This annual report contains data related to economic conditions in the market in which we operate. The information contained in this annual report concerning economic conditions is based on publicly available information from third-party sources that we believe to be reasonable. Market data and certain industry forecast data used in this annual report were obtained from internal reports and studies, where appropriate, as well as estimates, market research, publicly available information (including information available from the United States Securities and Exchange Commission website) and industry publications. We obtained the information included in this annual report relating to the industry in which we operate, as well as the estimates concerning market shares, through internal research, a report by management consulting company Oliver Wyman commissioned by us, public information and publications on the industry prepared by official public sources, such as the Brazilian Central Bank, the Brazilian Institute of Geography and Statistics (Instituto Brasileiro de Geografia e Estatística), or the “IBGE,” the Institute of Applied Economic Research (Instituto de Pesquisa Econômica Aplicada), or the “IPEA,” as well as private sources, such as B3, ANBIMA, Nielsen, consulting and research companies in the Brazilian financial services industry, the Brazilian Economic Institute of Fundação Getulio Vargas (Instituto Brasileiro de Economia da Fundação Getulio Vargas), or the “FGV/IBRE,” among others.
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

Calculation of Net Promoter Score
Net Promoter Score, or “NPS,” is a widely known survey methodology that measures the willingness of customers to recommend a company’s products and services. It is used to gauge customers’ overall satisfaction with a company’s products and services and their loyalty to the brand, and it is typically based on customer surveys. NPS measures satisfaction using a scale of zero to 10 based on a customer’s response to the following question: “How likely is it that you would recommend XP to a friend or colleague?” Responses of nine or ten are considered “Promoters.” Responses of seven or eight are considered neutral. Responses of six or less are considered “Detractors.” The NPS, a percentage expressed as a numerical value, is calculated by subtracting the percentage of respondents who are Detractors from the percentage who are Promoters and dividing that number by the total number of respondents, which means that the higher the number, the higher the measure of customer satisfaction. The NPS calculation gives no weight to customers who decline to answer the survey question. The NPS calculation as of a given date reflects the average of the answers in the previous six months, e.g., the NPS as of December 2021 reflects the average of answers from July 2021 to December 2021. Our NPS score as calculated by us as of December 2019, December 2020 and December 2021 was 73, 71, and 76, respectively.
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
Forward-looking statements appear in a number of places in this annual report and include, but are not limited to, statements regarding our intent, belief or current expectations. Forward-looking statements are based on our management’s beliefs and assumptions and on information currently available to our management. Such statements are subject to risks and uncertainties, and actual results may differ materially from those expressed or implied in the forward-looking statements due to various factors, including, but not limited to, those identified under the section entitled “Item 3. Key Information—D. Risk Factors” in this annual report. These risks and uncertainties include factors relating to:
•general economic, financial, political, demographic and business conditions in Brazil, as well as any other countries we may serve in the future and their impact on our business;
•fluctuations in interest, inflation and exchange rates in Brazil and any other countries we may serve in the future;
•the economic, financial, political and health effects of the ongoing coronavirus pandemic, or COVID-19, or other pandemics, epidemics and similar crises, and governmental responses thereto, particularly as such factors impact Brazil and consumer behavior and continue to cause severe, ongoing, negative macroeconomic effects, which could intensify the impacts of other risks described under “Risk Factors;”
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
•the success of our operating initiatives, including advertising and promotional efforts and new product, service and concept development by us and our competitors;
•changes in consumer demands regarding financial products, customer experiences related to investments and technological advances, and our ability to innovate to respond to such changes;
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
A.    [Removed and Reserved.]
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
•Client attrition could cause our revenues to decline, and the degradation of the quality of the products and services we offer, including support services, could adversely impact our ability to attract and retain clients and partners. We experience client attrition resulting from several factors, including, among others, client business closures, transfers of accounts to our competitors and lack of client satisfaction with our platform and overall user experience, including the reliability, performance, functionality and quality of our products and services. Moreover, our clients expect a consistent level of quality on our platform and in the provision of our products and services.
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
•We do not have long-term contractual arrangements with most of our institutional brokerage clients, and our trading volumes and revenues could be reduced if these clients stop using our platform and solutions. Our business largely depends on certain of our institutional brokerage clients using our solutions and trading on our platforms. A limited number of such clients can account for a significant portion of our trading volumes, which in turn results in a significant portion of our transaction fees. Most of our institutional brokerage clients do not have long-term contractual arrangements with us and utilize our platform and solutions on a transaction-by-transaction basis and may choose not to use our platform at any time. These institutional brokerage clients buy and sell a variety of products within various asset classes using traditional methods, including by telephone, email and instant messaging, and through other trading platforms.
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
•Infrastructure and workforce deficiency in Brazil may impact economic growth and have a material adverse effect on us. Brazilian GDP growth has fluctuated over the past few years, with growth of 3.0% in 2013 but decreasing to 0.5% in 2014, a contraction of 3.5% in 2015, a contraction of 3.3% in 2016, a growth of 1.1% in each 2017, 2018 and 2019, a contraction of 4.1% in 2020, and a growth of 4.6% in 2021. Growth is limited by inadequate infrastructure, including potential energy shortages and deficient transportation, logistics and telecommunication sectors, general strikes, the lack of a qualified labor force, and the lack of private and public investments in these areas, which limit productivity and efficiency. Additionally, despite the business continuity and crisis management policies currently in place, travel restrictions or potential impacts on personnel due to the COVID-19 pandemic may continue to disrupt our business, our IFAs and the expansion of our client base.
•The COVID-19 pandemic has had, and is expected to continue to have, a negative impact on global, regional and national economies, and we would be materially adversely affected by a protracted economic downturn. The COVID-19 pandemic has had, and is expected to continue to have, a negative impact on global, regional and national economies and to disrupt supply chains and otherwise reduce international trade and business activity, and also result in an increase of unemployment rates in Brazil, which may decrease the flow of money into investments and increase withdrawal of funds from investment and other financial products, negatively impacting our business. The COVID-19 pandemic could also negatively impact specific portfolios through negative ratings migration and higher than expected losses, potentially leading clients to redirect investments away from us and to more traditional financial institutions, as well as reduced management fees from our asset management businesses, which are required to meet certain criteria to earn performance fees. The current COVID-19 pandemic and its potential impact on the global economy may affect our ability to meet our financial targets.
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
•XP Controle and XP Control jointly own 89.64% of our outstanding Class B common shares, which represents approximately 68.28% of the voting power of our issued share capital, and, subject to the provisions of the Shareholders’ Agreement, they control all matters requiring shareholder approval. This concentration of ownership and voting power limits your ability to influence corporate matters.
•The dual class structure of our common shares has the effect of concentrating voting control with XP Controle and XP Control, our controlling shareholders; this will limit or preclude your ability to influence corporate matters. Due to the ten-to-one voting ratio between our Class B and Class A common shares, our controlling shareholders, XP Controle and XP Control, control a majority of the combined voting power of our common shares and therefore are able to, subject to the provisions of the Shareholders’ Agreement, elect a majority of the members of our board of directors, so long as the total number of the issued and outstanding Class B common shares is at least 10% of the voting share rights of the Company.
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
In addition, the services we deliver are designed to process highly complex transactions and provide reports and other information concerning those transactions, all at high volumes and processing speeds. Any failure to deliver an effective and secure service, or any performance issue that arises with a new service, could result in significant processing or reporting errors or other losses. As a result of these factors, our development efforts could result in increased costs and/or we could also experience a loss in business that could reduce our earnings or could cause a loss of revenue if promised new services are not timely delivered to our clients or do not perform as anticipated. We also rely in part, and may in the future rely in part, on third parties for the development of, and access to, new technologies. Our future success will depend in part on our ability to develop or adapt to technological changes and evolving industry standards. We cannot predict the effects of technological changes on our business. If we are unable to develop, adapt to or access technological changes or evolving industry standards on a timely and cost-effective basis, our business, financial condition and results of operations could be materially adversely affected.
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
Many of our competitors have substantially greater financial, technological, operational and marketing resources than we do. Accordingly, these competitors may be able to offer more attractive fees to our current and prospective clients, especially our competitors that are affiliated with financial institutions. In recent years, we announced the elimination of brokerage fees for online stock trades at Rico Corretora de Títulos e Valores Mobiliários S.A., or “Rico,” and a 75% reduction in brokerage fees for online stock trades through XP Direct, which we currently expect will not have a material impact on our revenues and margins as we believe they will be offset by increased growth in client onboarding into our platform in the future. If the expected offset does not materialize, we will need to offset the impact by reducing and eliminating costs in order to maintain our profit margins. Moreover, we may not be successful in reducing or controlling costs and our margins may be adversely affected. In particular, we may need to further reduce the fees we charge in order to maintain market share, as clients may demand more customized and favorable pricing from us. In addition, we may incur increased costs from incentive payments made to independent financial advisors, or “IFAs” in order to gain or maintain market share. We may also decide to terminate client relationships which may no longer be profitable to us due to such pricing pressure. Competition could also result in a loss of existing clients, and greater difficulty in attracting new clients. One or more of these factors could have a material adverse effect on our business, financial condition and results of operations. For further information regarding our competition, see “Item 4. Information about the Company—B. Business Overview—Competition.”

Client attrition could cause our revenues to decline, and the degradation of the quality of the products and services we offer, including support services, could adversely impact our ability to attract and retain clients and partners.
We experience client attrition resulting from several factors, including, among others, client business closures, transfers of accounts to our competitors and lack of client satisfaction with our platform and overall user experience, including the reliability, performance, functionality and quality of our products and services. We cannot predict the level of attrition in the future, and our revenues could decline as a result of higher than expected attrition, which could have a material adverse effect on our business, financial condition and results of operations. In addition, our growth to date has been partially driven by the growth of our clients’ businesses. Should the rate of growth of our clients’ business slow or decline, this could have an adverse effect on our results of operations. Furthermore, should we not be successful in selling additional solutions to our active client base, we may fail to achieve our desired rate of growth.
Moreover, our clients expect a consistent level of quality on our platform and in the provision of our products and services. The support services that we provide are also a key element of the value proposition to our clients. In addition, increased market volatility may result in unexpected losses in equities, derivatives and other products, which may lead to questions regarding the accuracy of our suitability procedures and our advisory services. If the reliability, performance or functionality of our products and services is compromised or the quality of those products or services is otherwise degraded, or if we fail to continue to provide a high level of support, this could adversely affect our reputation and the confidence in and use of our products and services, and we could lose existing clients and find it harder to attract new clients and partners. If we are unable to scale our support functions and our suitability procedures to address the growth of our client and partner network, the quality of our products and services may decrease, which could adversely affect our ability to attract and retain clients and partners.
For more information on consumer complaints and proceedings, see “Item 8. Financial Information—A. Consolidated Statements and Other Financial Information—Legal Proceedings—Consumer Matters.”
Our investment services to our retail clients subject us to additional risks.
We provide investment services to our retail clients, including through IFAs. The risks associated with these investment services include those arising from possible conflicts of interest, unsuitable investment recommendations, inadequate due diligence on the issuer or the provider of the security, inadequate disclosure and fraud. Realization of these risks could lead to liabilities for client losses, regulatory fines, civil penalties and harm to our reputation and business. The realization of these risks may be heightened during periods of increased market volatility, which may result in unexpected losses in the products provided to our retail clients.
We do not have long-term contractual arrangements with most of our institutional brokerage clients, and our trading volumes and revenues could be reduced if these clients stop using our platform and solutions.
Our business largely depends on certain of our institutional brokerage clients using our solutions and trading on our platforms. A limited number of such clients can account for a significant portion of our trading volumes, which in turn results in a significant portion of our transaction fees. Most of our institutional brokerage clients do not have long-term contractual arrangements with us and utilize our platform and solutions on a transaction-by-transaction basis and may choose not to use our platform at any time. These institutional brokerage clients buy and sell a variety of products within various asset classes using traditional methods, including by telephone, email and instant messaging, and through other trading platforms. Any significant loss of these institutional brokerage clients or a significant reduction in their use of our platform and solutions could have a substantial negative impact on our trading volumes and revenues, and materially adversely affect our business, financial condition and results of operations.
Our institutional brokerage business depends on our key dealer clients providing us with liquidity and supporting our marketplaces by transacting with our other institutional and wholesale clients.
Our institutional brokerage business relies on its key dealer clients to provide liquidity on our trading platforms by posting prices on our platform and responding to client inquiries, and this business has historically earned a substantial portion of its revenues from such dealer clients. Increased market volatility and market declines can cause our key dealer clients to experience reduced liquidity or to decrease their use of our platform. Market knowledge and feedback from these dealer clients have been important factors in the development of many of our offerings and solutions. In addition, these dealer clients also provide us with data via feeds and through the transactions they execute on our trading platforms, which is an important input for our market data offerings.

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
Although we have established and maintain significant long-term relationships with our key dealer clients, we cannot assure you that all of these relationships will continue or will not diminish. Any reduction in the use of our trading platforms by our key dealer clients for any reason, including increased market volatility, and any associated decrease in the pool of capital and liquidity accessible across our marketplaces, could reduce the volume of trading on our platform, which could, in turn, reduce the use of our platform by their counterparty clients. In addition, any decrease in the number of dealer clients competing for trades on our trading platforms could cause our dealer clients to forego the use of our platform and instead use platforms that provide access to more competitive trading environments and prices. The occurrence of any of the foregoing may have a material adverse effect on our business, financial condition and results of operations.
A significant part of our business depends on the B3.
The B3 is the only public stock exchange in Brazil, and a significant volume of our trading activities is conducted through the B3, for which we pay the B3 clearing, custody and other financial services fees. We cannot assure you that the B3 will not impose restrictions on trading, request additional guarantees or margin requirements, increase existing fees or introduce new fees, among other measures. The occurrence of any of the foregoing may have a material adverse effect on our business, financial condition and results of operations.
XP CCTVM depends in part on the performance of its IFAs. If XP CCTVM is unable to hire, retain and qualify such IFAs, our business may be harmed.
XP CCTVM, one of our principal operating subsidiaries and a securities broker, has a broad network of IFAs, and our business depends in part on such IFAs. Pursuant to CVM Resolution No. 16, IFAs may carry out the following activities on behalf of a broker-dealer: (1) prospecting and acquiring customers; (2) receiving and registering orders and transmitting such orders to the appropriate trading or registration systems; and (3) providing information on the products offered and the services provided by XP CCTVM. XP CCTVM’s reliance on IFAs creates numerous risks.
As of December 31, 2021, XP CCTVM had approximately 10,000 individual IFAs organized into approximately 1,400 IFA entities, which were responsible for serving approximately 22% of XP CCTVM’s active clients. In addition, XP CCTVM’s 20 largest IFA entities comprised 3,186 individual IFAs and were responsible for serving approximately 29% of XP CCTVM’s active clients.
Pursuant to Article 20 of CVM Resolution No. 16, XP CCTVM is liable for the acts of its IFAs. As a result, XP CCTVM may be subject to claims, lawsuits, arbitration proceedings, government investigations and other legal and regulatory proceedings seeking to hold XP CCTVM liable for the actions of IFAs. We cannot give any assurances as to the outcome of any such claims, lawsuits, arbitration proceedings, government investigations or other legal or regulatory proceedings. Any claims against XP CCTVM, whether with or without merit, could be time-consuming, result in costly litigation, be harmful to its reputation and to the “XP” brand, require significant management attention and divert significant resources, and the resolution of one or more such proceedings may result in substantial damages, settlement costs, sanctions, consent decrees, injunctions, fines and penalties that could adversely affect XP CCTVM’s business, financial condition and results of operations. In addition, no assurances can be given that these IFAs’ interests will continue to be aligned with the interests of XP CCTVM, that there will be no commercial disagreements between the IFAs and XP CCTVM, that such IFAs will not compete with XP CCTVM or that they will not engage in improper conduct (i.e., churning) in their role as IFAs. In Brazil, there is increased competition between financial institutions seeking to attract IFAs to increase their client base, assets under custody and business possibilities. No assurances can be given that XP CCTVM will be able to remain an attractive player to such IFAs or to retain such agents in its business platform. Furthermore, many clients have their commercial relationship directly with the IFA of their choice and trust and not with the employees of XP CCTVM. Accordingly, the loss of IFAs may result in loss of clients and assets under custody, which would affect XP CCTVM’s business.

Furthermore, the independent contractor status of the IFAs may be challenged in the courts of Brazil. For example, XP CCTVM has in the past been involved in, and successfully challenged, a number of legal proceedings claiming that IFAs should be treated as its employees rather than as independent contractors, and there can be no assurance that we will be successful in challenging any future claims. Changes to foreign, federal, state, and local laws governing the definition or classification of independent contractors, or judicial decisions regarding independent contractor classification, could require classification of IFAs as employees. If, as a result of legislation or judicial decisions, XP CCTVM is required to classify IFAs as employees, XP CCTVM would incur significant additional expenses for compensating IFAs, potentially retroactively to the past five years and including expenses associated with the application of wage and hour laws (including minimum wage, overtime, meal and rest period requirements), vacation, 13th-month salary, Fundo de Garantia do Tempo de Serviço, or “FGTS,” severance, employee benefits, social security contributions, taxes, and penalties (including collective moral damages in case of a collective lawsuit).
Moreover, on July 1, 2019, the CVM issued Public Hearing Release SDM No. 03/19 (Edital de Audiência Pública SDM No 03/19), or “SDM 3/19,” which aimed to initiate discussions with financial market entities and IFAs in connection with potential amendments to CVM Resolution No. 16. Such amendments included terminating the exclusivity provision set forth in CVM Resolution No. 16, among others. Several industry members responded to SDM 3/19, and the CVM decided not to amend CVM Resolution No. 16 at that time. Subsequently, on August 12, 2021, the CVM issued Public Hearing Release SDM No. 05/21 (Edital de Audiência Pública SDM No 05/21), or “SDM 5/21,” which aimed to resume discussions on other potential amendments to CVM Resolution No. 16. Such amendments include terminating the exclusivity provision set forth in CVM Resolution No. 16, as well as allowing IFA entities to become corporations and to admit unlicensed partners (i.e., non-IFA partners). SDM 5/21 also proposed amendments to CVM Resolution No. 35 to introduce rules concerning the transparency of commissions and potential conflicts of interest deriving therefrom.
In parallel, on February 17, 2022, the CMN approved Resolution No. 4,982/2022, or “Resolution No. 4,982,” which amends CMN Resolution No. 2,838/2001. The new rule permits IFA entities to become corporations and to admit unlicensed partners. Resolution No. 4,982 will formally come into force on March 2, 2022, but its effectiveness is subject to the rulemaking outcome of SDM 5/21. Market expectations, which have not been confirmed by the CVM, are that the new CVM rule regarding IFAs will be released by the end of the first semester or in the beginning of the second semester of 2022.
Although we cannot predict the impact of these amendments, they could result in increased competition for clients and qualified IFAs and reduced oversight of IFAs. Moreover, they could allow IFAs to work with other platforms or competitors, as well as to admit other partners to the IFAs entities as investors, which may adversely affect us.
Poor investment performance could lead to a loss of assets under management and a decline in revenues.
Distributing investment fund quotas managed by third parties or by our asset managers represents a relevant part of our business, which income is a percentage of the management and/or performance fee related to such funds. Moreover, a portion of our consolidated income is derived from management and performance fees collected by our three principal asset managers, XP Gestão, XP Advisory and XP Vista. Poor investment performance by the investment funds managed by third parties or by our asset managers for a number of reasons, including the overall market declines and increased volatility due to the COVID-19 pandemic, could continue to hinder our growth and reduce our revenues because (1) existing clients might withdraw funds in favor of better performing products or fixed income products, such as government debt, which would result in lower investment advisory and other fees; (2) our ability to attract capital from existing and new clients might diminish; and (3) the negative investment performance will directly reduce our managed assets and revenues base, which may have a material adverse effect on our business, financial condition, results of operations and the price of our Class A common shares.

Unauthorized disclosure, destruction or modification of data, through cybersecurity breaches, computer viruses or otherwise, or disruption of our services could expose us to liability and protracted and costly litigation and damage our reputation.
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

Moreover, while we maintain cyber insurance, which may help provide coverage for these types of incidents (including both cybersecurity incidents and civil damages arising therefrom), we cannot assure you that our insurance will be adequate to cover all costs and liabilities related to these incidents. In addition, such insurance may not be available to us in the future on economically reasonable terms, or at all. Further, our insurance may not cover all claims made against us and could have high deductibles in any event, and defending a suit, regardless of its merit, could be costly and divert management attention.
Law No. 13,709/2018 (Lei Geral de Proteção de Dados Pessoais), or the “LGPD” came into effect on September 18, 2020, following the President of Brazil’s veto of article 4 of Provisional Measure No. 959/2020, which established that the LGPD would only come into effect on May 3, 2021. However, the administrative sanctions provisions of LGPD will only become enforceable as of August 1, 2021, pursuant to Law No. 14,010/2020. Once the administrative sanctions of the LGPD become enforceable, cybersecurity incidents and data breach or leakage events may subject us to the following penalties: (1) warnings, with the imposition of a deadline for the adoption of corrective measures; (2) a one-time fine of up to 2% of gross sales of the company or a group of companies limited to a maximum amount of R$50,000,000 per violation; (3) a daily fine, up to a maximum amount of R$50,000,000 per violation; (4) public disclosure of the violation; (5) the restriction of access to the personal data to which the violation relates, until corrective measures are implemented; (6) deletion of the personal data to which the violation relates; (7) partial suspension of the databases to which the violation relates for up to 12 months, until corrective measures are implemented; (8) suspension of the personal data processing activities to which the violation relates for up to 12 months; and (9) partial or full prohibition on personal data processing activities. The postponement of the administrative sanctions does not prevent the competent authorities to begin supervision procedures and enactment of additional rules to be complied with prior to such effectiveness date, nor does it prevent individual or collective lawsuits based on violation of data subjects’ rights and subject to civil liability. Any such proceeding or action, and any related indemnification obligation, could damage our reputation, force us to incur significant expenses in defense of these proceedings, divert the attention of our management, increase our costs of doing business or result in the imposition of financial penalties.
Further, as a consequence of the COVID-19 pandemic, most of our employees continue to work remotely from home. Based on thorough assessments of the well-being and performance of our workforce, our management announced on September 11, 2020 the permanent and company-wide adoption of the home-office model. This may cause increases in the unavailability of our systems and infrastructure, interruption of telecommunication services, generalized system failures and heightened vulnerability to cyberattacks. Accordingly, our ability to conduct our business may be adversely impacted.
Our business depends on well-regarded and widely known brands, including “XP Investimentos,” “Clear,” “Rico,”
“XP Asset Management,” “Infomoney,” “XP Educação,” “XP Seguros” and “XP Investments,” and any failure to maintain, protect, and enhance our brands, including through effective marketing and communications strategies, would harm our business.
We have developed well-regarded and widely known brands, including “XP Investimentos,” “Clear,” “Rico,” “XP Asset Management,” “Infomoney,” “XP Educação,” “XP Seguros” and “XP Investments,” that have contributed significantly to the success of our business. Maintaining, protecting, and enhancing our brands are critical to expanding our client base, and that of other third-party partners, as well as increasing engagement with our products and services. This will depend largely on our ability to remain widely known, maintain trust, be a technology leader, and continue to provide high-quality and secure products and services. Any negative publicity about our industry or our company, the quality, reliability and performance of our products and services, our suitability, risk management and business continuity policies and processes, changes to our products and services, our ability to effectively manage and resolve client complaints, our privacy and security practices, litigation, regulatory activity, and the experience of clients with our products or services, for example as a result of overall market declines and increased market volatility due to the COVID-19 pandemic, could adversely affect our reputation and the confidence in and use of our products and services. Harm to our brands can arise from many sources, including failure by us or our partners to satisfy expectations of service and quality, inadequate protection of personal information, compliance failures and claims, litigation and other claims, third-party trademark infringement claims, administrative proceedings at the applicable national trademark offices, employee misconduct, and misconduct by our associated participants, partners, service providers, or other counterparties. If we do not successfully maintain well-regarded and widely known brands, our business could be materially and adversely affected.
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

In addition, we believe that promoting our brands in a cost-effective manner is critical to achieving widespread acceptance of our products and services and to expanding our base of clients. Our brand promotion activities may not generate customer awareness or increase revenue, and even if they do, any increase in revenue may not offset the expenses we incur in building our brands. If we fail to successfully promote and maintain our brands or if we incur excessive expenses in this effort, our business could be materially and adversely affected.
The introduction and promotion of new services, as well as the promotion of existing services, may be partly dependent on our visibility on third-party advertising platforms such as Google, Facebook or Instagram. Changes in the way these platforms operate or changes in their advertising prices or other terms could make the maintenance and promotion of our products and services and our brands more expensive or more difficult. If we are unable to market and promote our brands on third-party platforms effectively, our ability to acquire new clients would be materially harmed.
An increase in volume on our systems or other errors or events could cause them to malfunction.
Most of our trade orders to buy or sell securities or invest in the broad range of asset classes we offer are received and processed electronically. This method of trading is heavily dependent on the integrity of the electronic systems supporting it. While we have never experienced a significant failure of our trading systems, heavy stress placed on our systems during peak trading times could cause our systems to operate at unacceptably low speeds or fail altogether, such as in periods of increased market volatility. Any significant degradation or failure of our systems or the systems of third parties involved in the trading process (e.g., online and internet service providers, the systems of the B3, record keeping and data processing functions performed by third parties, and third-party software), even for a short time, could cause customers to suffer delays in trading. In addition, systems errors, including as a result of human error, could occur. These delays or errors could cause substantial losses for customers and could subject us to claims from these customers for losses or other regulatory penalties or other sanctions or increased settlement disbursements. There can be no assurance that our network structure will operate appropriately in the event of a subsystem, component or software failure or error. Furthermore, we cannot assure you that we will be able to prevent an extended systems failure in the event of a power or telecommunications failure, earthquake, terrorist attack, epidemics or pandemics such as COVID-19, fire or any act of God. Any systems failure that causes interruptions in our operations could have a material adverse effect on our business, financial condition and results of operations.
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

Further, disputes might arise in relation to the agreements that we enter into with our service providers or the performance of the service providers thereunder. To the extent that any service provider disagrees with us on the quality of the products or services, terms and conditions of the payment or other provisions of such agreements, we may face claims, disputes, litigation or other proceedings initiated by such service provider against us. We may incur substantial expenses and require significant attention of management in defending against these claims, regardless of their merit. We could also face damage to our reputation as a result of such claims, and our business, financial condition, results of operations and prospects could be materially and adversely affected.
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
We rely upon our systems and upon third-party data center service providers to host certain aspects of our platform and content, and any systems failure due to factors beyond our control or any disruption to, or interference with, our use of third-party data center services could interrupt our service, increase our costs and impair our ability to deliver our platform, resulting in customer dissatisfaction, damaging our reputation and harming our business.
We utilize data center hosting facilities from third-party service providers to make certain content available on our platform. Our primary data centers are located in the cities of Barueri and Santana do Parnaíba, in the state of São Paulo, Brazil (which are located approximately five miles apart). Our operations depend, in part, on our providers’ ability to protect their facilities against damage or interruption from natural disasters, power or telecommunications failures, criminal acts and similar events. The occurrence of spikes in user volume, traffic, natural disasters, acts of terrorism, vandalism or sabotage, or a decision to close a facility without adequate notice, or other unanticipated problems at our providers’ facilities, could result in lengthy interruptions in the availability of our platform, which would adversely affect our business.

In addition, we depend on the efficient and uninterrupted operation of numerous systems, including our computer systems, software, data centers and telecommunications networks, as well as the systems of third parties. Our systems and operations, or those of our third-party providers, could be exposed to damage or interruption from, among other things, fire, natural disaster, power loss, telecommunications failure, unauthorized entry and computer viruses. We do not maintain insurance policies specifically for property and business interruptions. Defects in our systems or those of third parties, errors or delays in the processing of transactions, telecommunications failures or other difficulties could result in:
•loss of revenues;
•loss of clients;
•loss of client data;
•loss of licenses or authorizations with the CVM, the Central Bank, the Superintendency of Private Insurance (Superintendência de Seguros Privados), or “SUSEP,” and/or any other applicable authority;
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
We are dependent upon the ability and experience of a number of key personnel, including Guilherme Dias Fernandes Benchimol, one of our founders and our chief executive officer, as well as a high-profile public figure and the face of the XP brand, and other members of senior management, who have substantial experience with our operations, the financial services industry and the markets in which we offer our products and services. Many of our key personnel have worked for us for a significant amount of time or were recruited by us specifically due to their industry experience. It is possible that the loss of the services of one or a combination of our senior executives or key managers, including our chief executive officer, could have a material adverse effect on our business, financial condition and results of operations. On May 12, 2021, Mr. Benchimol stepped down as our chief executive officer and was replaced by Thiago Maffra. See “Item 6. Directors, Senior Management and Employees—A. Directors and Senior Management—Executive Officers.”

The ability to attract, recruit, develop and retain qualified employees and continue to strengthen our existing infrastructure and systems is critical to our success and growth. If we are not able to do so, our business and prospects may be materially and adversely affected.
Our business functions at the intersection of rapidly changing technological, social, economic and regulatory developments that require a wide-ranging set of expertise and intellectual capital. In order for us to successfully compete and grow, we must attract, recruit, develop and retain the necessary personnel who can provide the needed expertise across the entire spectrum of our intellectual capital needs. While a number of our key personnel have substantial experience with our operations, we must also develop our personnel to provide succession plans capable of maintaining continuity in the midst of the inevitable unpredictability of human capital. However, the market for qualified personnel is competitive, and we may not succeed in recruiting additional personnel or may fail to effectively replace current personnel who depart with qualified or effective successors. We must continue to hire additional personnel to execute our strategic plans. Our effort to retain and develop personnel may also result in significant additional expenses, which could adversely affect our profitability. We cannot assure you that our qualified employees will continue to be employed by us or that we will be able to attract and retain qualified personnel in the future. Failure to retain or attract key personnel could have a material adverse effect on our business, financial condition and results of operations.
In addition, in order to manage our growth effectively, we must continue to strengthen our existing infrastructure, develop and improve our internal controls, create and improve our reporting systems, and timely address issues as they arise. We expect to increase our capital expenditures to support the growth in our business and operations, including for the construction of Villa XP at São Roque, State of São Paulo, or “Villa XP.” The construction process of Villa XP may result in additional capital expenditures or lead to overruns of the initial budget for this project. This expansion and operation involve significant risks that could lead to lost revenues or increased expenses, including: construction and operational delays, unanticipated cost overruns, unforeseen engineering, regulatory and/or environmental problems, the inability to obtain or renew required operational permits and governmental approvals for our new location, employee relocation and work stoppages, particularly as a result of the ongoing COVID-19 pandemic. The construction of Villa XP and other expansion efforts may require substantial financial expenditures, commitments of resources, developments of our processes, and other investments and innovations. Furthermore, we encourage employees to quickly develop and launch new features for our products and services. As we grow, we may not be able to execute as quickly as smaller, more efficient organizations. If we do not successfully manage our growth, our business will suffer, which may have an adverse effect on our financial condition, results of operations and capacity to fulfill our contractual obligations.
We are subject to various risks associated with the securities industry, any of which could have a material adverse effect on our business, cash flows and results of operations.
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

As a result, our revenues and earnings may vary significantly from quarter to quarter and from year to year. In addition, lower price levels of securities may result in reduced volumes of securities, options and futures transactions, with a consequent reduction in our commission revenues. In periods of low retail and institutional brokerage volume and reduced investment banking activity, profitability is impaired because certain expenses remain relatively fixed. Sudden sharp declines in market values of securities and the failure of issuers and counterparties to perform their obligations can result in illiquid markets, which, in turn, may result in our having difficulty selling securities. In the event of a market downturn, our business could be adversely affected in many ways, potentially for a prolonged period of time, for example as a result of the impact of overall market declines and increased market volatility due to the COVID-19 pandemic on our equity and equity funds’ position and on the fair value of our AUC, which could lead to reduced demand for the asset class. Our revenues are likely to decline in such circumstances, and if we are unable to reduce expenses at the same pace, our profit margins would erode, which could have a material adverse effect on our business, financial condition and results of operations.
We derive a significant portion of our revenues from one of our operating subsidiaries.
A significant portion of our revenues is derived from one of our principal operating subsidiaries, XP CCTVM. For the years ended December 31, 2021, 2020 and 2019, the average net revenue of XP CCTVM represented approximately 64% of our total consolidated net revenue for such periods. We expect that we will continue to depend on XP CCTVM for a significant portion of our revenues for the foreseeable future, and any decrease in the revenue of XP CCTVM or any other event significantly affecting XP CCTVM may have a material adverse effect on our financial condition and results of operations.
Our holding company structure makes us dependent on the operations of our subsidiaries.
We are a Cayman Islands exempted company with limited liability. As a holding company, our corporate purpose is to invest, as a partner or shareholder, in other companies, consortia or joint ventures in Brazil, where most of our operations are located, and outside Brazil. Accordingly, our material assets are our direct and indirect equity interests in our subsidiaries, and we are therefore dependent upon the results of operations and, in turn, the payments, dividends and distributions from our subsidiaries for funds to pay our holding company’s operating and other expenses and to pay future cash dividends or distributions, if any, to holders of our Class A common shares, and we may have tax costs in connection with any dividend or distribution. In addition, the payments, dividends and distributions from our subsidiaries to us for funds to pay future cash dividends or distributions, if any, to holders of our Class A common shares, could be restricted under financing arrangements that we or our subsidiaries may enter into in the future, and we and such subsidiaries may be required to obtain the approval of lenders to make such payments to us in the event they are in default of their repayment obligations. Furthermore, we may be adversely affected if the Brazilian government imposes legal restrictions on dividend distributions by our Brazilian subsidiaries, and exchange rate fluctuations will affect the U.S. dollar value of any distributions our subsidiaries make with respect to our equity interests in those subsidiaries.
On May 29, 2020, in response to the ongoing uncertainty relating to the economic effects of the COVID-19 pandemic, the Central Bank issued CMN Resolution No. 4,820/2020, or “CMN Resolution No. 4,820.” CMN Resolution No. 4,820 prohibits financial institutions and other institutions authorized to operate by the Central Bank, including XP CCTVM and Banco XP S.A., or “Banco XP,” to, until December 31, 2021, make dividend distributions beyond the minimum legal requirement or the minimum threshold established in such institutions’ bylaws. Under CMN Resolution No. 4,820, the anticipated distribution of profits relating to 2020 must be made in a conservative and consistent manner compatible with the uncertainties of the current economic scenario. CMN Resolution No. 4,820 also temporarily prohibits financial institutions from making other related payments, paying interest on equity, effecting stock repurchases, and, as a general rule, effecting capital stock reductions.
For further information, see “—Certain Risks Relating to Brazil—Exchange rate instability may have adverse effects on the Brazilian economy, us and the price of our Class A common shares,” “—Certain Risks Relating to Brazil—Economic uncertainty and political instability in Brazil may harm us and the price of our Class A common shares” and “Item 8. Financial Information—A. Consolidated Statements and Other Financial Information—Dividends and dividend policy.”

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

We are subject to the Sarbanes-Oxley Act, which requires, among other things, that we establish and maintain effective internal control over financial reporting and disclosure controls and procedures. Under the current rules of the SEC, we are required to perform system and process evaluation and testing of our internal controls over financial reporting to allow management to assess their effectiveness. Our testing may in the future reveal deficiencies in our internal controls that are deemed to be material weaknesses or significant deficiencies and render our internal controls over financial reporting ineffective. If we or our management identifies material weaknesses or significant deficiencies in our internal controls over financial reporting that are deemed to be additional material weaknesses, the market price of our Class A common shares may decline and we may be subject to investigations or sanctions by the SEC, the Financial Industry Regulatory Authority, Inc., or “FINRA,” or other regulatory authorities, as well as litigation.
Requirements associated with being a public company in the United States require significant company resources and management attention.
We are subject to certain reporting requirements of the Securities Exchange Act of 1934, or the “Exchange Act,” and the other rules and regulations of the SEC and Nasdaq. We are subject to various other regulatory requirements, including the Sarbanes-Oxley Act. We expect these rules and regulations to increase our legal, accounting and financial compliance costs and to make some activities more time-consuming and costly. For example, we expect these rules and regulations to make it more difficult and more expensive for us to obtain director and officer liability insurance, and we may be required to accept reduced policy limits and coverage or incur substantial costs to maintain the same or similar coverage. New rules and regulations relating to information disclosure, financial reporting and controls and corporate governance, which could be adopted by the SEC, Nasdaq or other regulatory bodies or exchange entities from time to time, could result in a significant increase in legal, accounting and other compliance costs and make certain corporate activities more time-consuming and costly, which could materially affect our business, financial condition and results of operations. These rules and regulations may also make it more difficult for us to attract and retain qualified persons to serve on our board of directors or as executive officers.
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
As a financial services institution in Brazil, our business is subject to Brazilian laws and regulations relating to financial services in Brazil, comprising Federal Law No. 4,595/64, Federal Law No. 6,385/76 and related rules and regulations issued by the Central Bank, the CVM, the B3 and ANBIMA, among others. In addition, our insurance business is subject to various laws and regulations in Brazil, such as Federal Law No. 4,595/64, Decree Law No. 73/66 and certain other rules and regulations issued by the National Private Insurance Council (Conselho Nacional de Seguros Privados), or “CNSP,” and SUSEP, among others.
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

If any person in the Cayman Islands knows or suspects or has reasonable grounds for knowing or suspecting that another person is engaged in criminal conduct or money laundering or is involved with terrorism or terrorist financing and property and the information for that knowledge or suspicion came to their attention in the course of business in the regulated sector, or other trade, profession, business or employment, the person will be required to report such knowledge or suspicion to (1) the Financial Regulatory Authority , or “FRA,” of the Cayman Islands, pursuant to the Proceeds of Crime Act (As Revised) of the Cayman Islands, if the disclosure relates to criminal conduct or money laundering, or (2) a police officer of the rank of constable or higher, or the FRA, pursuant to the Terrorism Act (As Revised) of the Cayman Islands, if the disclosure relates to involvement with terrorism or terrorist financing and property. Such a report shall not be treated as a breach of confidence or of any restriction upon the disclosure of information imposed by any enactment or otherwise.
Certain of our subsidiaries are subject to regulation in the United States, such as our subsidiary, XP Investments US, LLC, which is registered with the SEC and FINRA as a broker-dealer, and XP Advisory US, Inc., which is registered with the SEC as an investment adviser. We do not believe that we or any of our subsidiaries engage in any financial services activities in the United States that would require a license from any U.S. federal or state banking authorities or other financial regulators, except those licenses and registrations that have already been obtained. If we are found to have engaged in a banking or other financial services business in the United States without an appropriate registration or license, we could be subject to liability, or forced to cease doing such business, change our business practices, or obtain the appropriate license or registration. If we or any of our subsidiaries obtain additional licenses or registrations in the United States, we could be subject to compliance with additional applicable laws and regulations, including anti-money laundering and terrorist financing laws and regulations, which could adversely affect our business, financial condition, or results of operations.
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
The laws regulating privacy rights and data protection have evolved considerably over recent years, providing for more restrictive provisions on the means through which processing of personal data by organizations is regulated. As of August 2018, when the LGPD was enacted, practices involving the processing of personal data were ruled by certain sectorial laws, such as the Consumer Defense Code (Law No. 8,078/1990) and the Brazilian Civil Rights Framework for the Internet, or “Law No. 12,965/2014.”

On August 14, 2018, the President of Brazil approved the LGPD, a comprehensive personal data protection law establishing general principles and obligations that apply across multiple economic sectors and contractual relationships. The LGPD establishes detailed rules for the collection, use, processing and storage of personal data and will affect all economic sectors, including the relationship between customers and suppliers of goods and services, employees and employers and other relationships in which personal data is collected, whether in a digital or physical environment. The penalties and fines for violations of the LGPD, which became applicable as of August 1, 2021, include: (1) warnings, with the imposition of a deadline for the adoption of corrective measures; (2) a one-time fine of up to 2% of gross sales of the company or a group of companies or a maximum amount of R$50,000,000 per violation; (3) a daily fine, up to a maximum amount of R$50,000,000 per violation; (4) public disclosure of the violation; (5) the restriction of access to the personal data to which the violation relates, until corrective measures are implemented; (6) deletion of the personal data to which the violation relates; (7) partial suspension of the databases to which the violation relates for up to 12 months, until corrective measures are implemented; (8) suspension of the personal data processing activities to which the violation relates for up to 12 months; and (9) partial or full prohibition on personal data processing activities.
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
We cannot assure you that our LGPD compliance efforts will be deemed appropriate or sufficient by regulatory authorities or by courts. Moreover, as the LGPD requires further regulation from the National Data Protection Authority (Autoridade Nacional de Proteção de Dados), or “ANPD” regarding several aspects of the law, which are yet unknown, we could be required to change our business practices and implement additional measures to adapt our personal data processing activities. This could adversely affect our business, financial condition, or results of operations.
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
We are subject to scrutiny from governmental agencies under competition laws in countries in which we operate. Some jurisdictions also provide private rights of action for competitors or consumers to assert claims of anticompetitive conduct. Other companies or governmental agencies may allege that our actions violate antitrust or competition laws, or otherwise constitute unfair competition. Contractual agreements with clients or companies, as well as our unilateral business practices, could give rise to regulatory action or antitrust investigations or litigation. Some regulators may perceive our business to have such significant market power that otherwise uncontroversial business practices could be deemed anticompetitive. Any such claims and investigations, even if they are unfounded, may be expensive to defend, involve negative publicity and substantial diversion of management time and effort, and result in significant judgments against us.
In order to obtain antitrust regulatory approvals from Brazil’s Administrative Council for Economic Defense (Conselho Administrativo de Defesa Econômica), or “CADE,” and the Central Bank for the Itaú Transaction, we entered into agreements with CADE and the Central Bank (the latter of which was terminated and is no longer in force). Pursuant to our agreement with CADE, which is valid until December 31, 2022, we agreed, among other measures, to: (1) adopt equal treatment practices in our relationships with suppliers of financial products; (2) refrain from entering into exclusive relationships with independent financial advisors (except as permitted by applicable regulations); (3) facilitate transferability of clients’ financial products to competing platforms; and (4) maintain a “no fee” policy for specific types of financial products. A breach by us of any of the aforementioned measures could result in financial penalties, antitrust investigations and the revision of the agreement with CADE.

We are subject to anti-corruption, anti-bribery, anti-money laundering and sanctions laws and regulations.
We operate in jurisdictions that have a high risk of corruption, and we are subject to anticorruption, anti-bribery, anti-money laundering and sanctions laws and regulations, including Brazilian Federal Law No. 12,846/2013, or the “Clean Company Act,” the United States Foreign Corrupt Practices Act of 1977, as amended, or the “FCPA” and the Bribery Act 2010 of the United Kingdom, or the Bribery Act. Each of the Clean Company Act, the FCPA and the Bribery Act impose liability against companies who engage in bribery of government officials, either directly or through intermediaries. We have a compliance program that is designed to manage the risks of doing business in light of these new and existing legal and regulatory requirements. Violations of the anticorruption, anti-bribery, anti-money laundering and sanctions laws and regulations could result in criminal liability, administrative and civil lawsuits, significant fines and penalties, forfeiture of significant assets, as well as reputational harm.
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
Changes in tax laws, regulations, related interpretations and tax accounting standards in Brazil, the United States, the United Kingdom, Portugal or Switzerland (countries where we operate), or the Cayman Islands, may result in a higher tax rate on our earnings, which may significantly reduce our profits and cash flows from operations. For example, social contribution on net profits, or “CSLL,” are typically levied in Brazil at a rate of 9%. However, financial institutions (i.e., XP CCTVM) and insurance companies (i.e., XP Vida e Previdência) are subject to a higher CSLL rate of 15%, while as of March 2020, Brazilian banks (i.e., Banco XP) are subject to a CSLL rate of 20%. In July 2021, Law No. 13,148/2021 increased the CSLL rate by 5% for all Brazilian financial entities until December 2021 (Brazilian banks were subject to a CSLL rate of 25% until December 31, 2021) and for all other financial entities, including insurance companies (these companies were subject to a CSLL rate of 20%, until December 31, 2021). During the period in which the 5% rate increase was in effect, the combined rate of taxes of income, which includes corporate income tax, or “IRPJ,” was 50% for banks and 45% for all other financial institutions. As of January 1, 2022, the aggregate income tax rate (IRPJ and CSLL) applied specifically to Brazilian banks returned to 45% while the combined income tax rate for other financial institutions (i.e., XP CCTVM and XP Vida e Previdência) returned to 40%.
In addition, our financial condition and results of operations may decline if certain tax incentives are not retained or renewed. For example, Brazilian Law No. 11,196 currently grants tax benefits to companies that invest in research and development, provided that some requirements are met, which significantly reduces our annual corporate income tax expense. If the taxes applicable to our business increase or any tax benefits are revoked and we cannot alter our cost structure to pass our tax increases on to clients, our financial condition, results of operations and cash flows could be adversely affected. Our activities are also subject to a Municipal Tax on Services (Imposto Sobre Serviços), or “ISS.” Any increases in ISS rates could also harm our profitability.
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

At the municipal level, the Brazilian government enacted Supplementary Law No. 157/16, which imposed changes regarding the ISS collection applied to the rendering of part of our services. These changes created new obligations, as ISS will now be due in the municipality in which the acquirer of our services is located rather than in the municipality in which the service provider’s facilities are located. This obligation took force in January 2018, but has been delayed by Direct Unconstitutionality Action No. 5835, or the “ADI,” filed by taxpayers. The ADI challenges the constitutionality of Supplementary Law No. 157/16 before the Brazilian Supreme Court, arguing that the new legislation would adversely affect companies’ activities due to the increase of costs and bureaucracy related to the ISS payment to several municipalities and the compliance with tax reporting obligations connected therewith. As a result, the Brazilian Supreme Court granted an injunction to suspend the enforcement of Supplementary Law No. 157/16. In June 2020, the ADI was included in the judgment agenda of the Brazilian Supreme Court but, as of the date of this annual report, a final decision on this matter is currently pending.
Moreover, we are subject to tax laws and regulations that may be interpreted differently by tax authorities and us. The application of indirect taxes, such as sales and use tax, value-added tax, or “VAT,” provincial taxes, goods and services tax, business tax and gross receipt tax, to businesses such as ours is complex and continues to evolve. We are required to use significant judgment in order to evaluate applicable tax obligations. In many cases, the ultimate tax determination is uncertain because it is not clear how existing statutes apply to our business. One or more states or municipalities, the federal government or other countries may seek to challenge the taxation or procedures applied to our transactions, which could impose the charge of taxes or additional reporting, record keeping or indirect tax collection obligations on businesses like ours. New taxes could also require us to incur substantial costs to capture data and collect and remit taxes. If such obligations were imposed, the additional costs associated with tax collection, remittance and audit requirements could have a material adverse effect on our business and financial results.
The costs and effects of pending and future litigation, investigations or similar matters, or adverse facts and developments related thereto, could materially affect our business, financial position and results of operations.
We are, and may be in the future, party to legal, arbitration and administrative investigations, inspections and proceedings arising in the ordinary course of our business or from extraordinary corporate, tax or regulatory events, involving our clients, suppliers, customers, investors, as well as competition, government agencies, tax and environmental authorities, particularly with respect to civil, tax and labor claims. Indemnity rights that we seek to negotiate in certain transactions may not cover all claims that may be asserted against us, and any claims asserted against us, regardless of merit or eventual outcome, may harm our reputation. Also, we currently are, and may in the future be, party to one or more securities class actions regarding our registration statement on Form F-1 in connection with our initial public offering and other related reports. Furthermore, there is no guarantee that we will be successful in defending ourselves in pending or future litigation or similar matters under various laws. Should the ultimate judgments or settlements in any pending or future litigation or investigation significantly exceed any amounts we are able to recover under any indemnity arrangements, such judgments or settlements could have a material adverse effect on our business, financial condition and results of operations and the price of our Class A common shares. Further, even if we adequately address issues raised by an inspection conducted by an agency or successfully defend our case in an administrative proceeding or court action, we may have to set aside significant financial and management resources to settle issues raised by such proceedings or those lawsuits or claims, which could adversely affect our business. See “Item 8. Financial Information—A. Consolidated Statements and Other Financial Information—Legal Proceedings.”

We may not be able to successfully manage our intellectual property and may be subject to infringement claims.
We rely on a combination of contractual rights, trademarks and trade secrets to establish and protect our proprietary technology. Third parties may challenge, invalidate, circumvent, infringe or misappropriate our intellectual property, including at the administrative or judicial level, or such intellectual property may not be sufficient to permit us to take advantage of current market trends or otherwise to provide competitive advantages, which could result in costly redesign efforts, the discontinuance of certain service offerings or other competitive harm. Others, including our competitors, may independently develop similar technology, duplicate our services or design around our intellectual property, and in such cases, we could not assert our intellectual property rights against such parties. Further, our contractual arrangements may not effectively prevent disclosure of our confidential information or provide an adequate remedy in the event of unauthorized disclosure of our confidential information. We may have to litigate to enforce or determine the scope and enforceability of our intellectual property rights, trade secrets and know-how, which is expensive, could cause a diversion of resources and may not prove successful. Also, because of the rapid pace of technological change in our industry, aspects of our business and our services rely on technologies developed or licensed by third parties, and we may not be able to obtain or continue to obtain licenses and technologies from these third parties on reasonable terms or at all. The loss of intellectual property protection, the inability to obtain third-party intellectual property or delay or refusal by relevant regulatory authorities to approve pending intellectual property registration applications could harm our business and ability to compete. With respect to trademarks, loss of rights may result from term expirations, owner abandonment and forfeiture or cancellation proceedings before the Brazilian Patent and Trademark Office (Instituto Nacional da Propriedade Industrial), or the “INPI.” In addition, if we lose rights over registered trademarks, we would not be entitled to use such trademarks on an exclusive basis, and therefore, third parties would be able to use similar or identical trademarks to identify their products or services, which could adversely affect our business.
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
Our use of open-source software could negatively affect our ability to sell our solutions and subject us to possible litigation.
Our solutions incorporate, and are dependent to some extent, on the use and development of open-source software and we intend to continue our use and development of open-source software in the future. Such open-source software is generally licensed by its authors or other third parties under open-source licenses and is typically freely accessible, usable and modifiable. Pursuant to such open-source licenses, we may be subject to certain conditions, including requirements that we offer our proprietary software that incorporates the open-source software for no cost, that we make available source code for modifications or derivative works we create based upon, incorporating or using the open-source software and that we license such modifications or derivative works under the terms of the particular open-source license. If an author or other third party that uses or distributes such open-source software were to allege that we had not complied with the conditions of one or more of these licenses, we could be required to incur significant legal expenses defending against such allegations and could be subject to significant damages, enjoined from the use or sale of our solutions that contained or are dependent upon the open-source software and required to comply with the foregoing conditions, which could disrupt the distribution and sale of some of our products and services. Litigation could be costly for us to defend, have a negative effect on our financial condition and results of operations or require us to devote additional research and development resources to change our platform. The terms of many open-source licenses to which we are subject have not been interpreted by courts. As there is little or no legal precedent governing the interpretation of many of the terms of certain of these licenses, the potential impact of these terms on our business is uncertain and may result in unanticipated obligations regarding our solutions and technologies.

Any requirement to disclose our proprietary source code, termination of open-source license rights or payments of damages for breach of contract could be harmful to our business, financial condition or results of operations, and could make it easier for our competitors to develop products and services that are similar to or better than ours.
In addition to risks related to license requirements, use of open-source software can lead to greater risks than use of third-party commercial software, as open-source licensors generally do not provide warranties, controls on the origin or development of the software, or remedies against the licensors. Many of the risks associated with usage of open-source software cannot be eliminated and could adversely affect our business.
Although we believe that we have complied with our obligations under the various applicable licenses for open-source software, it is possible that we may not be aware of all instances where open-source software has been incorporated into our proprietary software or used in connection with our solutions or our corresponding obligations under open-source licenses. We do not have open-source software usage policies or monitoring procedures in place. We rely on multiple software programmers to design our proprietary software, and we cannot be certain that our programmers have not incorporated open-source software licensed under copyright license or similar provisions into our proprietary software that we intend to maintain as confidential or that they will not do so in the future. To the extent that we are required to disclose the source code of certain of our proprietary software developments to third parties, including our competitors, in order to comply with applicable open-source license terms, such disclosure could harm our intellectual property position, competitive advantage, financial condition and results of operations. In addition, to the extent that we have failed to comply with our obligations under particular licenses for open-source software, we may lose the right to continue to use and exploit such open-source software in connection with our operations and solutions, which could disrupt and adversely affect our business.
We may face challenges in expanding into new geographic regions outside of Brazil.
We may face challenges in connection with our expansion through XP Investments and certain of our other subsidiaries into new geographic regions outside of Brazil, and we will face challenges associated with entering markets in which we have limited or no experience and in which we may not be well known. Offering our services in new geographic regions requires substantial expenditures and takes considerable time, and we may not recover our investments in new markets in a timely manner or at all. For example, we may be unable to attract a sufficient number of clients, fail to anticipate competitive conditions or fail to adapt and tailor our services to different markets. In addition, the ongoing economic uncertainty and political instability in the countries in which we operate may adversely affect us.
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
Acquisitions, partnerships and joint ventures are part of our growth strategy. See “Item 4. Information on the Company—A. History and Development of the Company—Acquisitions and New Lines of Business.” We evaluate, and expect in the future to evaluate, potential strategic acquisitions of, and partnerships or joint ventures with, complementary businesses, services or technologies. We may not be successful in identifying acquisition, partnership and joint venture targets. In addition, we may not be able to successfully finance or integrate any businesses, services or technologies that we acquire or with which we form a partnership or joint venture, and we may lose clients as a result of any acquisition, partnership or joint venture. In addition, we may be unable to realize the expected benefits, synergies or developments that we may initially anticipate. Furthermore, the integration of any acquisition, partnership or joint venture may divert management’s time and resources from our core business and disrupt our operations.
Certain acquisitions, partnerships and joint ventures we make may prevent us from competing for certain clients or in certain lines of business and may lead to a loss of clients. For example, in order to obtain antitrust regulatory approvals from CADE and regulatory approvals from the Central Bank in connection with the Itaú Transaction, we entered into agreements with CADE and the Central Bank pursuant to which we agreed to certain restrictions on our ability to acquire interests in financial investment platforms. Due to the Itaú Unibanco Holding spin-off, the Central Bank restrictions ceased to have effect on July 23, 2021 and CADE’s restrictions will cease to have effect on December 31, 2022.

In addition, we may spend time and money on projects that do not increase our revenue or profitability. To the extent we finance any acquisition or investment in cash, it would reduce our cash reserves, and to the extent the purchase price is paid with our common shares, it could be dilutive to our shareholders. To the extent we finance any acquisition or investment with the proceeds from the incurrence of debt, this would increase our level of indebtedness and could negatively affect our liquidity and credit rating and restrict our operations. Our competitors may be willing to pay more than us for acquisitions or investments, which may cause us to lose certain opportunities that we would otherwise desire to complete. Moreover, we may face contingent liabilities in connection with our acquisitions and joint ventures, including, among others, (1) judicial and/or administrative proceeding or contingencies relating to the company, asset or business acquired, including civil, regulatory, tax, labor, social security, environmental and intellectual property proceedings or contingencies; and (2) financial, reputational and technical issues, including with respect to accounting practices, financial statement disclosures and internal controls, as well as other regulatory or compliance matters, all of which we may not have identified as part of our due diligence process and that may not be sufficiently indemnifiable under the relevant acquisition or joint venture agreement. We cannot assure you that any acquisition, partnership, investment or joint venture we make will not have a material adverse effect on our business, financial condition and results of operations. As of the date of this annual report, there were no indicators of a potential impairment in our goodwill and intangible assets.
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
We operate in a dynamic industry, and we have experienced significant change in recent years, including undertaking certain acquisitions and conducting our initial public offering, and the emergence of new risks within the industries in which we operate or may operate in the future. Accordingly, our risk management policies and procedures may not be fully effective in identifying, monitoring and managing our risks. Some of our risk evaluation methods depend upon information provided by others and public information regarding markets, clients or other matters that is otherwise inaccessible by us. In some cases, however, that information may not be accurate, complete or up-to-date. If our policies and procedures are not fully effective or we are not always successful in capturing all risks to which we are or may be exposed, we may suffer harm to our reputation or be subject to litigation or regulatory actions that could have a material adverse effect on our business, financial condition and results of operations.
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
In our credit operations, we are exposed to credit defaults and the incurrence of losses on the credit transactions we make to our customers. We seek to mitigate the risks inherent to our credit portfolio by our use of client investments as collateral in an effort to reduce potential losses, and we also seek to mitigate our credit risk exposure by managing collateral and by monitoring the value of existing collateral. Although we believe that our credit portfolio criteria are, and historically have been, appropriate for the various kinds of credit transactions we make, we may incur losses on credit transactions that have met these criteria, and may experience higher-than-expected losses depending on economic factors and consumer behavior.

Further, we may have higher credit risk, or experience higher credit losses, to the extent our credit operations are concentrated by loan type, industry segment, borrower type, or location of the borrower or collateral. Any changes affecting any of the sectors to which we have significant lending exposure, and changes in the value of the collateral securing our credit operations, may result in a reduction in the value we realize from collateral and in our loan portfolio. The value of any collateral supporting the credit portfolio may be insufficient to cover our outstanding exposure. Consequentially, this may have an adverse impact on our results of operations and financial condition, and it could also adversely affect the growth rate and the mix of our credit portfolio. We offer financial services and other products and services to a large number of clients, and we are responsible for vetting and monitoring these clients and determining whether the transactions we process for them are legitimate. When our products and services are used in connection with illegitimate transactions, and we settle those funds to clients and are unable to recover them, we suffer losses and liability. These types of illegitimate, as well as unlawful, transactions can also expose us to governmental and regulatory sanctions, including outside of Brazil (for example, U.S. anti-money laundering and economic sanctions violations). Our risk management policies, procedures, techniques, and processes may not be sufficient to identify all of the risks to which we are exposed, to enable us to mitigate the risks we have identified, or to identify additional risks to which we may become subject in the future. Furthermore, if our risk management policies and processes contain errors or are otherwise ineffective, we may suffer large financial losses, we may be subject to civil and criminal liability, and our business may be materially and adversely affected.
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
Under the relevant laws and regulations of Brazil (including CVM Resolution No. 35), we are generally required to keep the records of our communications with customers concerning our services for at least a period of five years, including from IFAs. To ensure all of our users and customers are best served, we occasionally provide customer service on popular digital media platforms in a similar way as other market participants in both our industry and other industries. However, we cannot solve all the difficulties arising therefrom because the digital media platforms usually do not have functions that telephone or email operation systems use for the long-term storage of communication records, which, such difficulties, if questioned by the CVM, could have a material adverse effect on our business, financial condition and results of operations.

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
We believe that our user base is the cornerstone of our business. Our ability to maintain and expand our user base depends on a number of factors, including our ability to offer suitable financial products and services for our users, and our ability to provide relevant and timely products and services to meet changing user needs at a reasonable cost. If we are unable to respond to changes in user preference and deliver a satisfactory and distinguishable user experience at a reasonable cost, our users may switch to competing platforms or, in relevant cases, obtain the relevant products and services directly from their providers. As a result, user access to and activity on our platform will decline, our products and services will be less attractive to our users, and our business, financial performance and prospects will be materially and adversely affected.
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
Our existing and new financial products and services could fail to attain sufficient market acceptance for many reasons, including:
•investors are not willing to deploy their funds in a timely or efficient manner;
•we may fail to predict market demand accurately and provide products and services that meet this demand in a timely fashion;
•users may not like, find useful or agree with any changes;
•there may be defects, errors or failures on our platform;
•there may be negative publicity about our financial products and services or our platform’s performance or effectiveness;
•if new financial products and services or changes to our platform do not comply with Brazilian laws, regulations or rules applicable to us;
•there may be competing products and services introduced or anticipated to be introduced by our competitors; and
•there may be changes in our clients’ preferences towards low-risk investments within traditional banks due to market declines and increased volatility caused by the COVID-19 pandemic, which could decrease our net inflows from both new and existing clients.
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
As of December 31, 2021, our balance sheet includes goodwill and intangible assets that amounted to R$1,529 million. These assets consist primarily of identified goodwill and intangible assets associated with our acquisitions and investments in associates and joint ventures. We also expect to engage in additional acquisitions and investments in associates and joint ventures, which may result in our recognition of additional goodwill and intangible assets. Under current accounting standards, we are required to amortize certain intangible assets over the useful life of the asset, while certain other intangible assets (including goodwill) are not amortized. On at least an annual basis, we assess whether there have been impairments in the carrying value of certain intangible assets and goodwill. If the carrying value of the asset is determined to be impaired, then it is written down to fair value by a charge to operating earnings. An impairment of a significant portion of goodwill and intangible assets could have a material adverse effect on our business, financial condition and results of operations.

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
Uncertainty over whether the Brazilian federal government will implement reforms or changes in policy or regulation affecting these or other factors in the future may affect economic performance and contribute to economic uncertainty in Brazil, which may have an adverse effect on our activities and consequently our results of operations, and may also adversely affect the trading price of our Class A common shares. In recent years, economic and political instability has led to a negative perception of the Brazilian economy and higher volatility in the Brazilian securities markets, which also may adversely affect us and our Class A common shares. See “—Economic uncertainty and political instability in Brazil may harm us and the price of our Class A common shares” and “Item 5. Operating and Financial Review and Prospects—A. Operating Results—Brazilian Macroeconomic Environment.”

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
In recent years, economic instability in Brazil has contributed to a decline in market confidence in the Brazilian economy as well as to a deteriorating political environment. In addition, various ongoing investigations into allegations of money laundering and corruption being conducted by the Office of the Brazilian Federal Prosecutor, including the largest such investigation known as “Operação Lava Jato,” have negatively impacted the Brazilian economy and political environment. The potential outcome of these investigations is uncertain, but they have already had an adverse impact on the image and reputation of the implicated companies, and on the general market perception of the Brazilian economy. We cannot predict whether the ongoing investigations will result in further political and economic instability, or if new allegations against government officials and/or executives of private companies will arise in the future or will result in additional investigations.
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
According to the National Consumer Price Index (Índice Nacional de Preços ao Consumidor Amplo), or “IPCA,” which is published by the Brazilian Institute of Geography and Statistics (Instituto Brasiliero do Geografica e Estatistica), or “IBGE,” Brazilian inflation rates were 10.1%, 4.5% and 4.3% for the years ended as of December 31, 2021, 2020 and 2019, respectively. Brazil may experience high levels of inflation in the future and inflationary pressures may lead to the Brazilian government’s intervention in the economy and introducing policies that could harm our business and the trading price of our Class A common shares. One of the tools used by the Brazilian government to control inflation levels is its monetary policy, specifically relating to interest rates. An increase in the interest rate restricts the availability of credit and reduces economic growth, and vice versa. During recent years there has been significant volatility in the official Brazilian interest rate. The base interest rate (Sistema Especial de Liquidação e Custódia), or “SELIC rate,” that ranged from 14.25% on December 31, 2015 to 2.00% on December 31, 2020. This rate is set by the Monetary Policy Committee of the Central Bank (Comitê de Política Monetária), or “COPOM.” As of December 31, 2018, the SELIC rate was 6.50%. The COPOM reconfirmed the SELIC rate of 6.50% on February 6, 2019, but reduced the SELIC rate to 6.00% on August 1, 2019, further reduced the rate to 5.50% on October 30, 2019 and further reduced the rate to 4.50% on December 12, 2019. On February 6, 2020, the COPOM reduced the SELIC rate to 4.25%, on March 19, 2020, further reduced the rate to 3.75%, on May 7, 2020, further reduced the rate to 3.00%, on June 18, 2020, further reduced the rate to 2.25% and on August 6, 2020, further reduced the rate to 2.00%. On March 18, 2021, the COPOM raised the SELIC rate to 2.75% and further raised the rate to 3.50% on May 5, 2021, to 5.25% on August 4, 2021, to 6.25% on September 22, 2021, to 7.75% on October 27, 2021, to 9.25% on December 8, 2021, and to 11.75% on March 16, 2022. As of April 12, 2022, the SELIC rate was 11.75%. Conversely, more lenient government and Central Bank policies and interest rate decreases have triggered and may continue to trigger increases in inflation and, consequently, growth volatility and the need for sudden and significant interest rate increases, which could negatively affect us and increase our indebtedness. Any change in interest rates, in particular any volatile swings, could adversely affect our growth, results of operations and financial condition.

Exchange rate instability may have adverse effects on the Brazilian economy, us and the price of our Class A common shares.
The Brazilian currency has historically been volatile and has been devalued frequently over the past three decades. Throughout this period, the Brazilian government has implemented various economic plans and used various exchange rate policies, including sudden devaluations, periodic mini-devaluations (during which the frequency of adjustments has ranged from daily to monthly), exchange controls, dual exchange rate markets and a floating exchange rate system. Although long-term depreciation of the real is generally linked to the rate of inflation in Brazil, depreciation of the real occurring over shorter periods of time has resulted in significant variations in the exchange rate between the real, the U.S. dollar and other currencies. The real/U.S. dollar exchange rate reported by the Central Bank was R$3.874 per US$1.00 on December 31, 2018, which reflected a 17.1% depreciation in the real against the U.S. dollar during 2018. The real/U.S. dollar exchange rate reported by the Central Bank was R$4.031 per US$1.00 on December 31, 2019, which reflected a 4.0% depreciation in the real against the U.S. dollar during 2019. The real/U.S. dollar exchange rate reported by the Central Bank was R$5.196 per US$1.00 on December 31, 2020, which reflected a 28.9% depreciation in the real against the U.S. dollar during 2020. The real/U.S. dollar exchange rate reported by the Central Bank was R$5.5805 per US$1.00 on December 31, 2021, which reflected a 6.9% depreciation in the real against the U.S. dollar in 2021. As of April 12, 2022, the exchange rate for the purchase of U.S. dollars as reported by the Central Bank was R$4.648 per US$1.00.
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
Our performance depends on the overall health and growth of the Brazilian economy. Brazilian GDP growth has fluctuated over the past few years, with growth of 1.1% in 2019, a contraction of 4.1% in 2020 and a growth of 4.6% in 2021. Growth is limited by inadequate infrastructure, including potential energy shortages and deficient transportation, logistics and telecommunication sectors, general strikes, the lack of a qualified labor force and the lack of private and public investments in these areas, which limit productivity and efficiency. Additionally, despite the business continuity and crisis management policies currently in place, travel restrictions or potential impacts on personnel due to the COVID-19 pandemic may continue to disrupt our business, our IFAs and the expansion of our client base and banking activities . Any of these factors could lead to labor market volatility and generally impact income, purchasing power and consumption levels, which could limit growth and ultimately have a material adverse effect on us.
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
On November 7, 2020, Joseph Biden won the presidential election in the United States and assumed office as the 46th President of the United States on January 20, 2021. The U.S. president has considerable influence, which may materially and adversely global economy and political stability. We cannot ensure that the Biden administration will adopt policies designed to promote macroeconomic stability and fiscal discipline, as well as domestic and foreign investment, which may materially and adversely impact the trading price of securities of Brazilian issuers, including our common shares. Growing economic uncertainty and news of a potentially recessive economy in the United States may also create uncertainty in the Brazilian economy. In addition, on June 2016, the United Kingdom held a referendum in which the majority voted for the United Kingdom to leave the European Union (so called “Brexit”), and the British government will continue to negotiate the terms of its withdrawal. Brexit officially occurred on January 31, 2020 and has created significant economic uncertainty in the United Kingdom and in Europe, the Middle East and Asia. The terms of Brexit, once negotiated, could potentially disrupt the markets we serve and the tax jurisdictions in which we operate and adversely change tax benefits or liabilities in these or other jurisdictions, and may cause us to lose investors, investment opportunities and employees. In addition, Brexit could lead to legal uncertainty and potentially divergent national laws and regulations as the United Kingdom determines which EU laws to replace or replicate. These developments, as well as potential crises and other forms of political instability or any other as of yet unforeseen development, may harm our business and the price of our Class A common shares.
Moreover, as a result of the current geopolitical tensions and conflict between Russia and Ukraine, and the recent recognition by Russia of the independence of the self-proclaimed republics of Donetsk and Luhansk in the Donbas region of Ukraine, the governments of the United States, the European Union, Japan and other jurisdictions have recently announced the imposition of sanctions on certain industry sectors and parties in Russia and the regions of Donetsk and Luhansk, as well as enhanced export controls on certain products and industries. Geopolitical instability adversely arising from such conflict (including additional conflicts that could arise from such conflict), the imposition of sanctions, taxes and/or tariffs against Russia and Russia’s response to such sanctions (including retaliatory acts, such as cyberattacks and sanctions against other countries) could adversely affect the global economy or specific international, regional and domestic markets, including the Brazilian market. Such events could have an adverse effect on our business and financial performance, through increased worldwide inflation, increased costs of compliance, higher volatility in foreign currency exchange rates, and increases in provisions for expected credit losses for our clients that sell goods to Russia counterparties.
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
The market declines and volatility could negatively impact the value of such financial instruments causing us to incur losses as well as result in the postponement or cancellation of several public offerings and mergers and acquisitions, thereby reducing our issuer services advisory fees. The current COVID-19 pandemic and its potential impact on the global economy may affect our ability to meet our financial targets. While it is too early for us to predict the impacts on our business or our financial targets that the expanding pandemic, and the governmental responses to it, may have, we would be materially adversely affected by a protracted downturn in local, regional or global economic conditions.

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
The rating agencies began to review Brazil’s sovereign credit rating in September 2015. Subsequently, the three major rating agencies downgraded Brazil’s investment-grade status:
•In 2015, Standard & Poor’s initially downgraded Brazil’s credit rating from BBB-negative to BB-positive and subsequently downgraded it again from BB-positive to BB, maintaining its negative outlook, citing a worse credit situation since the first downgrade. On January 11, 2018, Standard & Poor’s further downgraded Brazil’s credit rating from BB to BB-negative, and on December 11, 2019, the agency affirmed the rating at BB-negative and revised the outlook on Brazil to positive. On April 7, 2020, the rating was reaffirmed as BB-negative with stable outlook, reflecting uncertainties stemming from the coronavirus pandemic, along with how extraordinary government spending will adversely affect the fiscal performance in 2021. In the last update, on November 30, 2021 the BB-negative rating with a stable outlook was reaffirmed.
•In December 2015, Moody’s placed Brazil’s Baa3’s issue and bond ratings under review for downgrade and subsequently downgraded the issue and bond ratings to below investment grade, at Ba2 with a negative outlook, citing the prospect of a further deterioration in Brazil’s debt indicators, taking into account the low growth environment and the challenging political scenario. On April 9, 2018, Moody’s revised the outlook to stable, reaffirming the Ba2 rating. In the last update, on May 15, 2020, the Ba2 rating with a stable outlook was reaffirmed.
•Fitch downgraded Brazil’s sovereign credit rating to BB-positive with a negative outlook, citing the rapid expansion of the country’s budget deficit and the worse-than-expected recession. In February 2018, Fitch downgraded Brazil’s sovereign credit rating again to BB-negative, citing, among other reasons, fiscal deficits, the increasing burden of public debt and an inability to implement reforms that would structurally improve Brazil’s public finances. In the last update, on December 14, 2021, Fitch reaffirmed the BB-negative rating but cast a negative outlook due to economic risks as a result of increased public debt and social spending.
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

XP Controle and XP Control own 89.6% of our outstanding Class B common shares, which represents approximately 68.3% of the voting power of our issued share capital, and, subject to the provisions of the Shareholders’ Agreement, control all matters requiring shareholder approval. This concentration of ownership and voting power limits your ability to influence corporate matters.
As of December 31, 2021, XP Controle and XP Control controlled our company and did not hold any of our Class A common shares, but beneficially owned 21.7% of our issued share capital through their beneficial ownership of an aggregate of 89.6% of our outstanding Class B common shares, and consequently, 68.3% of the combined voting power of our issued share capital. Our Class B common shares are entitled to 10 votes per share and our Class A common shares are entitled to one vote per share. Our Class B common shares are convertible into an equivalent number of Class A common shares. As a result, XP Controle and XP Control, subject to the provisions of the Shareholders’ Agreement, control the outcome of all decisions at our shareholders’ meetings, and are able to elect a majority of the members of our board of directors. The decisions of XP Controle and XP Control on these matters may be contrary to your expectations or preferences, and they may take actions that could be contrary to your interests. They are, subject to the provisions of the Shareholders’ Agreement, able to prevent any other shareholders, including you, from blocking these actions.
So long as XP Controle and XP Control beneficially own a sufficient number of Class B common shares, even if they beneficially own significantly less than 50% of our outstanding share capital, they will be able to effectively control all decisions requiring shareholder approval.
We have granted the holders of our Class B common shares preemptive rights to acquire shares that we may sell in the future, which may impair our ability to raise funds.
Under our Memorandum and Articles of Association and the Shareholders’ Agreement, the holders of our Class B common shares, XP Controle, XP Control and GA Bermuda, are entitled to preemptive rights to purchase additional common shares in the event that there is an increase in our share capital and additional common shares are issued, upon the same economic terms and at the same price, in order to maintain their proportional ownership interests, which are approximately 2.3%, 19.4% and 11.2% of our outstanding shares, respectively. The exercise by holders of our Class B common shares of their preemptive rights may impair our ability to raise funds, or adversely affect the terms on which we are able to raise funds, as we may not be able to offer to new investors the quantity of our shares that they may desire to purchase. For more information, see “Item 10. Additional Information—B. Memorandum and Articles of Association—Preemptive or Similar Rights.”
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
As of December 31, 2021, we had outstanding 424,153,735 Class A common shares and 135,394,989 Class B common shares. Subject to the lock-up agreements described below, the Class A common shares sold in our public offering are freely tradable without restriction or further registration under the Securities Act by persons other than our affiliates within the meaning of Rule 144 of the Securities Act.
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
Sales of substantial amounts of our Class A common shares in the public market, or the perception that these sales may occur, could cause the market price of our Class A common shares to decline. This could also impair our ability to raise additional capital through the sale of our equity securities. Under our Articles of Association, we are authorized to issue up to 3,500,000,000 shares, of which 559,548,724 common shares were outstanding as of December 31, 2021. We cannot predict the size of future issuances of our shares or the effect, if any, that future sales and issuances of shares would have on the market price of our Class A common shares.

Our Memorandum and Articles of Association and the Shareholders’ Agreement contain antitakeover provisions that may discourage a third party from acquiring us and adversely affect the rights of holders of our Class A common shares.
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
In 2017, FTSE Russell, S&P Dow Jones and MSCI announced changes to their eligibility criteria for inclusion of shares of public companies on certain indices to exclude companies with multiple classes of shares of common stock, such as ours, from being added to such indices. FTSE Russell announced plans to require new constituents of its indices to have at least 5% of their voting rights in the hands of public stockholders, whereas S&P Dow Jones announced that companies with multiple share classes, such as ours, will not be eligible for inclusion in the S&P 500, S&P MidCap 400 and S&P SmallCap 600, which together make up the S&P Composite 1500. MSCI also opened public consultations on their treatment of no-vote and multi-class structures and temporarily barred new multi-class listings from its ACWI Investable Market Index and U.S. Investable Market 2500 Index. However, in October 2018, MSCI announced its decision to include equity securities “with unequal voting structures” in its indices and to launch a new index that specifically includes voting rights in its eligibility criteria. We cannot assure you that other stock indices will not take a similar approach to FTSE Russell, S&P Dow Jones and MSCI in the future. Under the announced policies, our dual class capital structure is not eligible for inclusion in any of these indices and, as a result, mutual funds, exchange-traded funds and other investment vehicles that attempt to passively track these indices will not invest in our stock. It continues to be somewhat unclear what effect, if any, these policies will have on the valuations of publicly traded companies excluded from the indices, but in certain situations they may depress these valuations compared to those of other similar companies that are included. Exclusion from indices could make our Class A common shares less attractive to investors and, as a result, the market price of our Class A common shares could be adversely affected.

The dual class structure of our common shares has the effect of concentrating voting control with XP Controle and XP Control, our controlling shareholders; this will limit or preclude your ability to influence corporate matters.
Each Class A common share entitles its holder to one vote per share and each Class B common share entitles its holder to 10 votes per share, so long as the total number of votes of the issued and outstanding Class B common shares represents at least 10% of the voting share rights of the Company. As of December 31, 2021 the beneficial owners of our Class B common shares consisted of XP Controle, XP Control and GA Bermuda, with XP Controle and XP Control holding an aggregate of 89.6% of the Class B common shares. Due to the 10-to-one voting ratio between our Class B and Class A common shares, our controlling shareholders, XP Controle and XP Control, control a majority of the combined voting power of our common shares and therefore are able to, subject to the provisions of the Shareholders’ Agreement, elect a majority of the members of our board of directors, so long as the total number of the issued and outstanding Class B common shares is at least 10% of the voting share rights of the Company.
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
We are a Cayman Islands exempted company with limited liability. Our corporate affairs are governed by our Memorandum and Articles of Association and by the laws of the Cayman Islands. The rights of shareholders and the responsibilities of members of our board of directors may be different from the rights of shareholders and responsibilities of directors in companies governed by the laws of U.S. jurisdictions. In particular, as a matter of Cayman Islands law, directors of a Cayman Islands company owe fiduciary duties to the company and separately a duty of care, diligence and skill to the company. Under Cayman Islands law, directors and officers owe the following fiduciary duties: (1) duty to act in good faith in what the director or officer believes to be in the best interests of the company as a whole; (2) duty to exercise powers for the purposes for which those powers were conferred and not for a collateral purpose; (3) directors should not improperly fetter the exercise of future discretion; (4) duty to exercise powers fairly as between different sections of shareholders; (5) duty to exercise independent judgment; and (6) duty not to put themselves in a position in which there is a conflict between their duty to the company and their personal interests. Our Memorandum and Articles of Association have varied this last obligation by providing that a director must disclose the nature and extent of his or her interest in any contract or arrangement, and following such disclosure and subject to any separate requirement under applicable law or the listing rules of the Nasdaq, and unless disqualified by the chairman of the relevant meeting, such director may vote in respect of any transaction or arrangement in which he or she is interested and may be counted in the quorum at the meeting. Conversely, under Delaware corporate law, a director has a fiduciary duty to the corporation and its stockholders (made up of two components) and the director’s duties prohibits self-dealing by a director and mandates that the best interest of the corporation and its shareholders take precedence over any interest possessed by a director, officer or controlling shareholder and not shared by the shareholders generally. See “Item 10. Additional Information—B. Memorandum and Articles of Association—Principal Differences Between Cayman Islands and U.S. Corporate Law.”

We may need to raise additional capital in the future by issuing securities or may enter into corporate transactions with an effect similar to a merger, which may dilute your interest in our share capital and affect the trading price of our Class A common shares.
We may need to raise additional funds to grow our business and implement our growth strategy through public or private issuances of common shares or securities convertible into, or exchangeable for, our common shares, which may dilute your interest in our share capital or result in a decrease in the market price of our common shares. In addition, we may also enter into mergers or other similar transactions in the future, which may dilute your interest in our share capital or result in a decrease in the market price of our Class A common shares. Any fundraising through the issuance of shares or securities convertible into or exchangeable for shares, or the participation in corporate transactions with an effect similar to a merger, may dilute your interest in our issued share capital or result in a decrease in the market price of our Class A common shares.
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
XP Controle and XP Control beneficially own an aggregate of 89.6% of our Class B common shares, representing 68.3% of the voting power of our outstanding share capital. As a result, we are a “controlled company” within the meaning of the corporate governance standards of the Nasdaq corporate governance rules. Under these rules, a company of which more than 50% of the voting power in the election of directors is held by an individual, group or another company is a “controlled company” and may elect not to comply with certain corporate governance requirements. For example, controlled companies, within one year of the date of the listing of their common shares:
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
In order to maintain our current status as a foreign private issuer, either (1) more than 50% of our Class A common shares must be either directly or indirectly owned of record by nonresidents of the United States or (2)(a) a majority of our executive officers or directors may not be U.S. citizens or residents; (b) more than 50% of our assets cannot be located in the United States; and (c) our business must be administered principally outside the United States. If we lose this status, we would be required to comply with the Exchange Act reporting and other requirements applicable to U.S. domestic issuers, which are more detailed and extensive than the requirements for foreign private issuers. We may also be required to make changes in our corporate governance practices in accordance with various SEC and Nasdaq rules. The regulatory and compliance costs to us under U.S. securities laws if we are required to comply with the reporting requirements applicable to a U.S. domestic issuer may be significantly higher than the costs we will incur as a foreign private issuer.
Our shareholders may face difficulties in protecting their interests because we are a Cayman Islands exempted company.
Our corporate affairs are governed by our Memorandum and Articles of Association, by the Companies Act (As Revised) of the Cayman Islands, or the “Companies Act” and the common law of the Cayman Islands. The rights of shareholders to take action against our directors, actions by minority shareholders and the fiduciary responsibilities of our directors to us under Cayman Islands law are to a large extent governed by the common law of the Cayman Islands. The common law of the Cayman Islands is derived in part from comparatively limited judicial precedent in the Cayman Islands as well as that from English common law, which has persuasive, not binding, authority on a court in the Cayman Islands. The rights of our shareholders and the fiduciary responsibilities of our directors under Cayman Islands law are not as clearly established as they would be under statutes or judicial precedent in some jurisdictions in the United States. In particular, the Cayman Islands has a less exhaustive body of securities laws than the United States. In addition, some U.S. states, such as Delaware, have more fulsome and judicially interpreted bodies of corporate law than the Cayman Islands.
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
Subject to limited exceptions, under Cayman Islands law, a minority shareholder may not bring a derivative action against the board of directors. Class actions are not recognized in the Cayman Islands, but groups of shareholders with identical interests may bring representative proceedings, which are similar.

United States civil liabilities and certain judgments obtained against us by our shareholders may not be enforceable.
We are a Cayman Islands exempted company and substantially all of our assets are located outside of the United States. In addition, the majority of our directors and officers are nationals and residents of countries other than the United States. A substantial portion of the assets of these persons is located outside of the United States. As a result, it may be difficult to effect service of process within the United States upon these persons. It may also be difficult to enforce in U.S. courts judgments obtained in U.S. courts based on the civil liability provisions of the U.S. federal securities laws against us and our officers and directors who are not resident in the United States and the substantial majority of whose assets that are located outside of the United States.
Further, it is unclear if original actions predicated on civil liabilities based solely upon U.S. federal securities laws are enforceable in courts outside the United States, including in the Cayman Islands and Brazil. Courts of the Cayman Islands may not, in an original action in the Cayman Islands, recognize or enforce judgments of U.S. courts predicated upon the civil liability provisions of the securities laws of the United States or any state of the United States on the grounds that such provisions are penal in nature. Although there is no statutory enforcement in the Cayman Islands of judgments obtained in the United States, courts of the Cayman Islands will recognize and enforce a foreign judgment of a court of competent jurisdiction if such judgment is final, for a liquidated sum, provided it is not in respect of taxes or a fine or penalty, is not inconsistent with a Cayman Islands judgment in respect of the same matters and was not obtained in a manner which is contrary to the public policy of the Cayman Islands. In addition, a Cayman Islands court may stay proceedings if concurrent proceedings are being brought elsewhere.
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
Under the Internal Revenue Code of 1986, as amended, or the “Code,” we will be a passive foreign investment company, or “PFIC,” for any taxable year in which, after the application of certain look-through rules with respect to subsidiaries, either (1) 75% or more of our gross income consists of “passive income;” or (2) 50% or more of the average quarterly value of our assets consists of assets that produce, or are held for the production of, “passive income.” Passive income generally includes dividends, interest, certain non-active rents and royalties, and capital gains. Based on our operations, income, assets and certain estimates and projections, including as to the relative values of our assets, including goodwill, which is based on the market price of our Class A common shares, we do not believe we were a PFIC for our 2021 taxable year. However, there can be no assurance that the Internal Revenue Service, or the “IRS” will agree with our conclusion. In addition, whether we will be a PFIC in 2022 or in any future year is uncertain because, among other things, our PFIC status for any taxable year will depend on the composition of our income and assets and the value of our assets from time to time (which may be determined, in part, by reference to the market price of our Class A common shares, which could be volatile). Accordingly, there can be no assurance that we will not be a PFIC for any taxable year.
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
ITEM 4. INFORMATION ON THE COMPANY
A.    History and Development of the Company
We are a Cayman Islands exempted company incorporated with limited liability on August 29, 2019 for purposes of effectuating our initial public offering. At the time of our incorporation, XP Controle (the predecessor-in-interest to XP Control), Itaú Unibanco (the predecessor-in-interest to ITB Holding and Itaú Unibanco Holding), G.A. Brasil IV Fundo de Investimento em Participações (the predecessor-in-interest to GA Bermuda) and DYNA III held 2,036,988,542 shares (prior to giving effect to the Share Split) of XP Brazil, our Brazilian principal nonoperating holding company.
On November 29, 2019, XP Controle, ITB Holding, GA Bermuda and DYNA III contributed all of their shares in XP Brazil to us. In return for this contribution, we issued new Class B common shares to XP Controle, new Class A common shares and Class B common shares to ITB Holding, new Class A common shares and Class B common shares to GA Bermuda, and new Class A common shares to DYNA III in a one-to-one exchange for the shares of XP Brazil contributed to us, or the “Share Contribution.” In addition and following the Share Contribution, we implemented a four-to-one reverse share split (or consolidation), effective as of November 30, 2019, or the “Share Split.”
On December 10, 2019, the registration statement on Form F-1 (File No 333-234719) relating to our initial public offering of our Class A common shares was declared effective by the SEC. On December 10, 2019, we commenced our initial public offering. On December 13, 2019 we closed our initial public offering, pursuant to which we issued and sold 42,553,192 Class A common shares and certain selling shareholders sold an additional 40,834,045 Class A common shares for an aggregate amount of 83,387,237 Class A common shares for an aggregate price of US$2,251,455,399 (R$9,044 million). We did not receive any proceeds from the sale of Class A common shares by the selling shareholders. We did not receive any proceeds from the sale of the Class A common shares by the selling shareholders.
On July 1, 2020, we closed a public offering of 22,465,733 Class A common shares offered by GA Bermuda and XP Controle, as selling shareholders, at a public offering price of US$42.50 per share, including the full exercise of the underwriters’ option to purchase an additional 2,930,313 Class A common shares from the selling shareholders.
On December 7, 2020, we closed a public offering of 31,654,894 Class A common shares, 7,130,435 of which were issued and sold by us and 24,524,459 of which were sold by ITB Holding at a public offering price of US$39.00 per share, including the full exercise of the underwriters’ option to purchase an additional 4,135,122 Class A common shares from ITB Holding. We did not receive any proceeds from the sale of the Class A common shares by the selling shareholders.

On November 26, 2020, Itaú Unibanco Holding issued a material fact announcement and on November 27, 2020 furnished a corresponding Form 6-K to the SEC stating that its board of directors had approved the segregation of its investment in us from the Itaú Unibanco Holding conglomerate, including by transferring, through spin-off transactions, certain of its shares (representing 41.05% of our share capital as of September 30, 2020) to XPart. XPart was incorporated on May 31, 2021 as a result of the segregation of Itaú Unibanco Holding’s investment in us. The proposed segregation was approved by Itaú Unibanco Holding shareholders on January 31, 2021 and by the U.S. Federal Reserve System, and became effective on May 31, 2021. On February 1, 2021 and May 28, 2021, we announced our intention to carry out the merger of XPart, which was intended to enhance our corporate governance and capital structure at shareholders’ level. On August 24, 2021, our registration statement on Form F-4 (File No. 333-257304) was declared effective by the SEC for a public offering of our Class A common shares in connection with the merger. On October 1, 2021, we consummated the merger of XPart with and into us, pursuant to which XPart ceased to exist. In connection with the merger, XPart shareholders, including IUPAR and Itaúsa, received 225,796,528 Class A common shares issued by us, including in the form of BDRs, in the case of Brazilian or non-Brazilian residents. Our BDRs started trading at the B3 on October 4, 2021 under the symbol “XPBR31.”
On December 10, 2021, IUPAR concluded a corporate reorganization within its partial spin-off resulting in the transfer of (1) 39,386,461 Class A common shares to its shareholder Itaúsa; (2) 9,906,362 Class A common shares to São Carlos Investimentos Ltda.; and (3) 9,906,362 Class A common shares to São Marcos Investimentos Ltda., holdings held by João Moreira Salles and Walther Moreira Salles Junior, respectively.
On December 14, 2021, XP Controle went through a corporate reorganization resulting in the transfer of 108,631,284 Class B common shares to XP Control, so that XP Controle retained only 12,730,020 Class B common shares acquired before our initial public offering in connection with our corporate reorganization on November 29, 2019, which will be subject to ITB Holding’s 2022 acquisition, once all necessary regulatory approvals are obtained. The indirect holders of such common shares and our indirect controlling shareholders did not change as a result of such XP Controle corporate reorganization, since XP Control is under same control as XP Controle.
Our group is currently composed of 42 entities, including XP Inc. and our 41 subsidiaries, 35 of which are controlled by us, 33 of which are incorporated in Brazil and nine of which are incorporated in other countries. Please read the information in the section entitled “Item 4. Information on the Company—C. Organizational Structure” for a more thorough description of the operations of our subsidiaries.
As of December 31, 2021, we had a total of 559,548,724 common shares issued and outstanding, 135,394,989 of these shares are Class B common shares beneficially owned by XP Controle, XP Control and GA Bermuda, and 424,153,735 of these shares are Class A common shares beneficially owned by Itaúsa, GA Bermuda, São Carlos Investimentos Ltda., São Marcos Investimentos Ltda. and by other investors.
Material Operating Subsidiaries
XP Investimentos Corretora de Câmbio, Títulos e Valores Mobiliários S.A., or “XP CCTVM”
XP CCTVM is a Brazilian broker-dealer entity and the core entity of the group, with the highest concentration of the group’s employees. All retail clients of XP Investimentos (including XP Direct and through our IFA network), Clear and Rico brands onboard and access all the products in our investment platform through XP CCTVM. In addition, it provides brokerage and issuer services to institutional and corporate clients. XP CCTVM had assets of R$29,316 million (representing 60.9% of our combined assets) as of December 31, 2019, R$54,635 million (representing 53.5% of our combined assets) as of December 31, 2020 and R$61,587 million (representing 44.2% of our combined assets) as of December 31, 2021. XP CCTVM recorded total revenue and income of R$3,322 million during 2019 (representing 74.3% of our consolidated total revenue and income), R$5,286 million during 2020 (representing 65.5% of our consolidated total revenue and income) and R$6,905 million during 2021 (representing 57.2% of our consolidated total revenue and income).
XP Gestão de Recursos Ltda., or “XP Gestão”
XP Gestão, founded in 2005, was the first asset management firm within the group. It manages mutual funds focused on stocks and macro strategies, which are distributed to our retail clients via XP CCTVM and to institutional clients. XP Gestão had assets of R$146 million (representing 0.3% of our combined assets) as of December 31, 2019, R$86 million (representing 0.08% of our combined assets) as of December 31, 2020 and R$79.6 million (representing 0.1% of our combined assets) as of December 31, 2021. XP Gestão recorded total revenue and income of R$175 million during 2019 (representing 3.9% of our consolidated total revenue and income), R$122 million during 2020 (representing 1.5% of our consolidated total revenue and income) and R$71.4 million during 2021 (representing 0.6% of our consolidated total revenue and income).

XP Advisory Gestão de Recursos Ltda., or “XP Advisory”
XP Advisory is a Brazilian asset management firm focused on single client mandates, including managing exclusive funds and managed portfolios for our high-net-worth retail clients via XP CCTVM and managing proprietary treasury funds that constitute part of our Adjusted Gross Financial Assets. XP Advisory had assets of R$18 million (representing 0.04% of our combined assets) as of December 31, 2019, R$36 million (representing 0.04% of our combined assets) as of December 31, 2020 and R$35 million (representing 0.03% of our combined assets) as of December 31, 2021. XP Advisory recorded total revenue and income of R$35 million during 2019 (representing 0.8% of our consolidated total revenue and income), R$62 million during 2020 (representing 0.8% of our consolidated total revenue and income) and R$66 million during 2021 (representing 0.5% of our consolidated total revenue and income).
XP Vista Asset Management Ltda., or “XP Vista”
XP Vista, acquired in 2018, is a Brazilian asset management firm focused on managing passive mutual funds that track market indexes, and mutual and investment funds focused on fixed income, credit, real estate, infrastructure and other alternative strategies, which are distributed to our retail clients (via XP CCTVM) and institutional clients. XP Vista had assets of R$41 million (representing 0.1% of our combined assets) as of December 31, 2019, R$87 million (representing 0.1% of our combined assets) as of December 31, 2020 and R$131 million (representing 0.1% of our combined assets) as of December 31, 2021. XP Vista recorded total revenue and income of R$93 million during 2019 (representing 2.1% of our consolidated total revenue and income), R$147 million during 2020 (representing 1.8% of our consolidated total revenue and income) and R$195 million during 2021 (representing 1.6% of our consolidated total revenue and income).
XP Corretora de Seguros Ltda., or “XP Seguros”
XP Seguros, founded in 2008, is a Brazilian insurance broker focused on providing pension plans, both from our insurance company and from third-party insurance companies, and life insurance products from third-party insurance companies. XP Seguros provides such products to our retail clients through our platform. XP Seguros had assets of R$127 million (representing 0.3% of our combined assets) as of December 31, 2019, R$92 million (representing 0.09% of our combined assets) as of December 31, 2020 and R$109 million (representing 0.1% of our combined assets) as of December 31, 2021. XP Seguros recorded total revenue and income of R$130 million during 2019 (representing 2.9% of our consolidated total revenue and income), R$125 million during 2020 (representing 1.5% of our consolidated total revenue and income) and R$105 million during 2021 (representing 0.9% of our consolidated total revenue and income).
XP Investments US, LLC, or “XP Investments”
XP Investments, founded in 2010, is a broker-dealer registered with the SEC and FINRA, as well as an interdealer broker member with the NFA. With offices in New York and Miami, its key businesses include providing securities brokerage services for institutional and retail investors (most of which are Brazilian) and interdealer brokerage services for institutional traders. XP Investments had assets of R$407 million (representing 0.8% of our combined assets) as of December 31, 2019, R$617 million (representing 0.6% of our combined assets) as of December 31, 2020 and R$742 million (representing 0.5% of our combined assets) as of December 31, 2021. XP Investments recorded total revenue and income of R$302 million during 2019 (representing 6.7% of our consolidated total revenue and income), R$379 million during 2020 (representing 4.7% of our consolidated total revenue and income) and R$401 million during 2021 (representing 3.3% of our consolidated total revenue and income).
XPE Infomoney Educação Assessoria Empresarial e Participações Ltda., or “XP Educação”
XP Educação, founded in 2003, focuses on our digital content services, including developing and selling financial education courses and events online and in person to retail clients. XP Educação had assets of R$117 million (representing 0.2% of our combined assets) as of December 31, 2019, R$65 million (representing 0.06% of our combined assets) as of December 31, 2020 and R$88 million (representing 0.1% of our combined assets) as of December 31, 2021. XP Educação recorded total revenue and income of R$112 million during 2019 (representing 2.5% of our consolidated total revenue and income), R$93 million during 2020 (representing 1.2% of our consolidated total revenue and income) and R$45 million during 2021 (representing 0.4% of our consolidated total revenue and income).

XP VP
XP VP was founded in 2017 as a life insurance and private pension plans provider in Brazil. On September 5, 2018, the Superintendence of Private Insurance (Superintendência de Seguros Privados), or “SUSEP,” granted it the authorization to operate as an insurance company in Brazil, and it became operational in April 2019. XP VP had assets of R$3,856 million (representing 8% of our combined assets) as of December 31, 2019, R$13,491 million (representing 13.2% of our combined assets) as of December 31, 2020 and R$32,098 million (representing 23% of our combined assets) as of December 31, 2021. XP VP recorded total revenue and income of R$2 million during 2019 (representing 0.05% of our consolidated total revenue and income) R$23 million during 2020 (representing 0.3% of our consolidated total revenue and income) and R$78 million (representing 0.6% of our combined assets) as of December 31, 2021.
Banco XP S.A.
Banco XP was founded in 2019 as a financial institution in Brazil. On October 11, 2019, the Central Bank authorized Banco XP to operate as a multipurpose bank, with both commercial and investment banking activities, as well as to carry out transactions in the foreign exchange market. Banco XP had assets of R$134 million (representing 0.3% of our combined assets) as of December 31, 2019, R$12,715 million (representing 12.4% of our combined assets) as of December 31, 2020 and R$51,758 million (representing 37.1% of our combined assets) as of December 31, 2021. Banco XP recorded total revenue and income of R$18 million during 2020 (representing 0.2% of our consolidated total revenue and income) and R$178 million during 2021 (representing 1.5% of our consolidated total revenue and income).
Acquisitions and New Lines of Business
Acquisition of a Minority Stake in Direto
On December 9, 2021 we announced the signing of an agreement with Direcional Engenharia S.A., or “Directional,” to invest in the real estate financing startup Direto Soluções Financeiras e de Tecnologia, or “Direto.” The acquisition of 49.9% of Direto’s capital, still subject to regulatory approval, represents an important milestone for XP Inc. in a market with high potential and in which Direcional has proven expertise throughout its 40 years of history.
Direto will rely on our distribution structure, tech platform and funding solutions and on Direcional’s knowledge and efficiency in the real estate market, acting in business origination and in the formation of a team with extensive real estate and credit analysis experience. The management of Direto will remain independent from its shareholders, with its own team in São Paulo and Belo Horizonte. This transaction closed in February 2022, subject to regulatory approval.
Acquisition of IGTI
On November 3, 2021, we acquired 100% of Instituto de Gestão e Tecnologia da Informação Ltda., or “IGTI,” through our education vehicle XPE Infomoney Educação Assessoria Empresarial e Participações Ltda. IGTI develops scientific research and provides education services through high level courses with focus on digital and data training and qualification. The acquisition of IGTI will expand our educational services offered by XP, especially postgraduate courses to develop tech and data experts.
Acquisition of Minority Stake in Trybe
On September 9, 2021, we acquired a minority stake in Trybe Holding Ltd., or “Trybe,” through its series B preference shares issuance. Trybe is a technology school for professionals who are entering the job market and who want to transition to a career in tech. By the end of the course, students go through a hiring process with some of Trybe’s partners, such as XP, ifood and QuintoAndar. The acquisition of a minority interest in Trybe paves the way to structure partnerships (such as classes and courses) with aligned interests.
Partnership and Subscription of Convertible Debentures of Virgo
On September 9, 2021, XP Investimentos S.A. announced the subscription of debentures issued by Virgo Companhia de Securitização, or “Virgo,” a financial solutions and capital markets services company. These debentures are convertible into a minority stake in Virgo. The transaction allows Virgo to accelerate its plan to build one of the largest capital markets access marketplace for small and medium-size companies and projects in Brazil. Virgo also intends to use the proceeds of our investment for team hiring, technology investments and the development of new products and solutions.

Acquisition of Minority Stakes in Research Companies
On September 3 and 8, 2021, respectively, we announced the acquisition of minority stakes in two research groups, Levante Holding S.A. and Solaise S.A. (also known as OHM Research). These research companies disseminate analyses and professional knowledge about investments with simple and accessible language. The products are very close to Clear’s customer base, which currently does not have its own analysis area, and we believe this is more than efficient hiring and building such an area at internally.
Health Insurance Partnership with BTR
On August 11, 2021, our insurance broker XP Corretora de Seguros Ltda. acquired a call option to purchase 100% of the outstanding quotas of BTR Administração e Corretagem de Seguros Ltda., “BTR,” from its quotaholders, exercisable until August 2022. In addition, our insurance marketplace, DM10 Corretora de Seguros, entered into a partnership agreement with BTR to develop and expand sales of health and/or dental insurance plans through our network.
Simple Agreement for Future Equity, or “SAFE” in Resilia
On July 16, 2021, XP Investimentos S.A. entered into a simple agreement for future equity in Resilia Educação Ltda., or “Resilia,” through which XP has the right to a minority stake in Resilia subject to certain conditions precedent. Resilia is an education provider that operates a decentralized teaching model through the empowerment of institutions and, consequently, instructors and teachers throughout the country (referred to as “school-in-a-box”), a B2B2C model. Resilia has a proven methodology for training entry-level technology professionals that could enable us to hire these professionals through specific groups prepared by Resilia and adjusted to our needs. Moreover, Resilia contributes to the mission of bringing education to millions of Brazilians, which is synergistic with Instituto XP’s initiatives.
Acquisition of Minority Stakes in Asset Managers
In 2021, XP announced the acquisition of minority stakes in Vista Capital Holding S.A., or “Vista Capital,” on November 16, 2021, in Giant Steps Empreendimentos S.A., or “Giant Steps,” on August 9, 2021, in Capitânia Holding S.A. on August 3, 2021, in Jive Investments Consultoria S.A., or “Jive,” on June 25, 2021 and in AZ Quest on October 18, 2021. These are all independent investment managers in Brazil, each with different strategies such as credit recovery, real estate and distressed strategies. These transactions reinforce our strategy to develop the most complete ecosystem of managers and distributors in Brazil. Additionally, we believe the development of independent asset managers contributes to an increase in secondary market liquidity, helping to democratize access to investment products to more Brazilians.
Joint Ventures with IFA Firms
In the second half of 2021, we entered into agreements with the largest independent financial adviser firms of our network (i.e. Bluetrade Invest Agente Autônomo de Investimentos S.S. Ltda., Monte Bravo Agente Autônomo de Investimentos S.S. Ltda., Messem Agente Autônomo de Investimento S.S. Ltda. and Faros Agentes Autônomos de Investimentos Ltda., or “IFAs,” and their respective main shareholders in order to acquire a minority stake of a holding company that will control broker-dealers that are being incorporated by the shareholders of the IFAs. The holding company will also hold majority stake of the non-financial entities current held by the IFAs’ shareholders and establish a joint venture with the IFAs’ shareholders with the purpose of consolidating all business developed by them in the financial market. The consummation of these transactions are subject to conditions precedent that are customary for this type of transaction, including the approval of the Central Bank.
WHG Partnership
On September 8, 2020, we entered into an agreement with Wealth High Governance Holding de Participações S.A., “WHG,” a wealth management partnership with a group of experienced private bankers that are former executives of Credit Suisse Hedging-Griffo. We hold a 49.9% minority stake in the total share capital of WHG, which will complement our existing offering to ultra-high-net-worth individuals. Private banking is one of the key markets our management has targeted for further expansion by leveraging our continuous improvement of our products platform and best-in-class customer service.

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
Antecipa Acquisition
On June 29, 2020, we entered into an agreement for the acquisition of 100% of the share capital of Antecipa, a digital platform for the financing of receivables with the objective of offering an efficient alternative for companies in Brazil to optimize cash flow management. This transaction enhanced our presence in the Small to Medium Enterprise, or “SME” and corporate segments in Brazil. This transaction was approved by the Central Bank and completed on September 24, 2020.
DuAgro Joint Venture
On June 23, 2020, we acquired a 49% interest in the share capital of DuAgro, a joint venture with VERT, the largest Brazilian securitization company focused on agribusiness. DuAgro is our first initiative in the agribusiness sector and aims at accelerating the access of rural producers to credit lines through the capital markets. Through an automated process and the electronic issuance of receivables, or “e-CPR,” DuAgro will enable agricultural input financing for small and medium producers that face credit constraints due to banking concentration and focus on large producers.
Fliper Acquisition
On June 5, 2020, we entered into an agreement, to acquire 99.99% of the share capital of Fliper, an automated investment consolidation platform that offers its users connectivity and tools to perform intuitive and intelligent financial self-management. This transaction allowed us to offer customers additional resources to manage their investments. This transaction was approved by the Central Bank and completed on August 4, 2020.
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
Private Equity Asset
On January 7, 2020, we incorporated XP PE Gestão de Recursos Ltda., our Brazilian subsidiary, to act as private equity asset management. XP PE is authorized by the CVM to provide securities portfolio management services. XP PE is also an ANBIMA participant.
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

Spiti
On September 2, 2019, we incorporated Spiti Análise Ltda. (formerly known as Lírios Participações Ltda.), our Brazilian subsidiary, to act as a provider of research reports to retail clients. In an effort to support our expansion strategy, Spiti increased its capital to R$5.2 million on October 10, 2019 and to R$10.2 million on March 25, 2020. On December 7, 2021, a corporate transaction took place through which our equity interest in Spiti was contributed to O Primo Rico Midia, Educacional e Participações Ltda., or “Primo Rico,” such that, with the conclusion of the transaction, Primo Rico became the sole shareholder of Spiti.
Banco XP
On October 11, 2019, the Central Bank authorized Banco XP to operate as a multipurpose bank, with both commercial and investment banking activities, as well as to carry out transactions in the foreign exchange markets. On that same date, the share capital of Banco XP was increased from R$10 million to R$100 million. Banco XP began its operations on November 2019 on a reduced scale, offering pledged asset loans (Resgate Express and Limite Express) and foreign exchange-related services only to its employees. In January 2020, Banco XP started offering such services to XP CCTVM’s IFA network, and on February 19, 2020 to all XP CCTVM clients. In an effort to support our expansion strategy, Banco XP increased its capital to R$600 million in December 2021.
XP VP
On December 11, 2017, we incorporated XP Controle 5 Participações S.A., a life insurance and private pension plans provider in Brazil. On September 5, 2018, the SUSEP granted XP Controle 5 Participações S.A. the Portaria No. 7200 authorization to operate as an insurance company in Brazil, and XP Controle 5 Participações S.A. changed its legal name to XP Vida e Previdência S.A. Following a transition period during which XP VP tested and integrated its systems and processes, XP VP began its operations in April 2019. In an effort to support our expansion strategy, XP VP increased its capital to R$17.5 million on September 24, 2018, to R$22.5 million on July 24, 2019, to R$27.5 million on December 30, 2019 and to R$44.5 million on April 20, 2020.
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
Recent Developments
XP Distribution - Fund Administration
On March 28, 2022, we received authorization from the Central Bank to operate a new broker-dealer in Brazil through a new subsidiary, XP Distribuidora de Títulos e Valores Mobiliários Ltda. The business plan behind this authorization is to separate our fiduciary services businesses (i.e., the management of investment funds and clubs), which are currently provided via XP CCTVM, to a standalone entity. Our new subsidiary will not cause XP Inc. to have a new business segment in Brazil. Nonetheless, in addition to the authorization obtained from the Central Bank, for this subsidiary to become fully operational, we still need a specific authorization from the CVM to provide fiduciary management services, as well as to conduct other registration procedures with B3 and ANBIMA. We expect this subsidiary to become operational during the second semester of 2022.
Modal
On January 6, 2022, we entered into a binding agreement to merge Banco Modal S.A., or “Modal,” with Banco XP through certain corporate acts pursuant to which Banco XP intends to deliver 19.5 million newly issued XP Inc. Class A common shares, including in the form of XP BDRs to shareholders of Modal. In case Modal fails to obtain the necessary consents to implement such reorganization, including the approval of its minority shareholders, Banco XP expects to acquire 55.7% of Modal’s share capital from its controlling shareholder in a stock for stock transaction and intends to grant the right to all the minority shareholders of Modal to sell their equity stake for the same consideration.

The Merger would consist of (1) a merger of Modal with Banco XP, subject to compliance with Brazilian laws, and (2) the subsequent delivery of preferred and mandatorily redeemable Banco XP shares to Modal shareholders, or the “Redeemable Shares,” which would be redeemed on the same date of their delivery. Following completion of the Merger and assuming all required consents are obtained, Modal would become a wholly owned subsidiary of Banco XP and Modal shareholders would hold 19,500,000 XP Shares, including in the form of XP BDRs.
XP and Banco Modal, which together still account for a small market share, intend to accelerate the ongoing disruption process of the Brazilian financial industry, which has great potential for growth despite few dominant players. Given the complementary value proposition of XP’s and Banco Modal’s ecosystems and several value creation levers (such as relevant and numerous revenue synergies, as well as data usage), the combination is expected to deliver solid and sustainable value to the shareholders of both companies. The acquisition of Modal is subject to certain conditions precedent that are usual in this type of transaction. We understand this acquisition is not material because the significance test was not met under Rule 1-02 of Regulation S-X.
Suno
On January 3, 2022, we announced the execution of an agreement for the acquisition of a strategic minority stake in Grupo Suno, including the Suno Research and Suno Asset units, among other financial content, data and analysis units, or collectively, “Suno.” The partnership will expand the access to content pertaining to the financial markets for millions of people, and will leverage Suno's development through the XP ecosystem, particularly through the accelerated growth of Suno Asset. The governance established between the two companies is designed to ensure complete independence to Suno in its business. The acquisition of Grupo Suno is subject to certain conditions precedent that are usual in this type of transaction.
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
Investors should contact us for any inquiries through the address and telephone number of our principal executive office. Our principal website is www.xpinc.com. The information contained in, or accessible through, our website is not incorporated into this annual report. In addition, the SEC maintains a website at http://www.sec.gov, from which you can electronically access this annual report, and other information regarding issuers that file electronically with the SEC.
B.    Business Overview
Our Mission
Our mission is to improve the lives of people in Brazil, which is the twelfth largest economy in the world with over 213 million people and a GDP of R$8.7 trillion (approximately US$1.6 trillion) in 2021, according to the IBGE. We believe the financial services industry in Brazil is generally inefficient, expensive by international standards and provides poor client experiences. Brazil’s financial services industry is concentrated around five traditional financial institutions with US$1.5 trillion in assets that account for approximately 93% of retail assets under custody, or “AUC,” according to a report by Oliver Wyman published in 2019, and 77% of all personal loans and 66% of all deposits in 2021, according to the Central Bank.
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

Introduction to XP
XP is a leading, technology-driven platform and a trusted provider of low-fee financial products and services in Brazil. We have developed a mission-driven culture and a revolutionary business model that we believe provide us with strong competitive advantages in our market. We use these to disintermediate the legacy models of traditional financial institutions by educating new classes of investors, democratizing access to a wider range of financial services, developing new financial products and technology applications to empower our clients and providing what we believe is the highest-quality customer service and client experience in the industry in Brazil. We believe we have established ourselves as the leading alternative to the traditional banks, with a large and fast-growing ecosystem of retail investors, institutions, and corporate issuers, built over many years that reached 3.4 million active clients. Based on data from the sources indicated below, we believe we are the:
•#1 Ranked Financial Investment Brand in Brazil – with an NPS of 76 as of December 2021;
•#1 Independent Financial Investment Platform in Brazil – with AUC of R$815 billion as of December 31, 2021;
•#1 Independent Digital Platform for Investors in Brazil – with three digital portals: XP, Rico™ and Clear™, serving clients directly. XP has the largest number of followers on Instagram (over 2.7 million as of December 31, 2021) among investment firms in Brazil, and our three brands combined accounted for 52.8% of all Google searches for investment keywords for the year ended December 31, 2021 and 20% of all responses to “the first brand in investments” according to Google Analytics and a consumer survey as of December 31, 2021;
•#1 Independent Financial Investment Network in Brazil – with a range of proprietary XP Advisory Services and approximately 10,000 IFAs as of December 31, 2021, who onboard new clients onto the XP Platform;
•#1 Financial Media Portal in Latin America – with approximately six million monthly unique visitors to our Infomoney™ website as of December 31, 2021; approximately 84% of our website traffic in this period was originated organically by viewers without being driven from a related site or advertisement according to third-party traffic data from Similar web; and
•#1 Financial Services Event in Latin America – with over 1.5 million attendees at our annual EXPERT conference held virtually in August 2021, we believe this ranks as the largest investment services event in Latin America and one of the largest in the world based on an internal analysis of third-party data.
Our Founding and Evolution
We were founded in 2001 as a small, independent financial advisor partnership dedicated to improving the lives of people in our country. In order to build our business from the ground up, while competing against the traditional banks, we dedicated ourselves to the search for new ways to compete and to leverage next-generation technologies that enable us to differentiate ourselves and provide the operating efficiencies to scale. Over the years, we have been able to consistently innovate, develop our technology solutions and evolve our proprietary business model in several integrated phases that have complemented each other and compounded our capabilities. We believe this evolution has enabled us to instill trust in the XP brand and begin a revolution in the way financial services are sold in Brazil. These integrated evolutionary phases include:
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
•Democratizing Access to Financial Products and Services – We developed an open product platform which provided our clients with a much wider selection of financial products than the traditional banks provide to their customers. This platform included a more diverse selection of financial investment products, such as equity and fixed income securities, mutual and hedge funds, structured products, life insurance and pension plans and real estate trusts, and a wider choice of issuers that include XP, our product partners and our competitors. The breadth of our open platform was a significant market innovation, that enhanced our brand further, and provided clients with new opportunities for risk taking and investment returns. We believe it remains substantially differentiated when compared to the relatively closed platforms of the traditional banks or to similar open platforms from new players.

•Scaling of Our Ecosystem of Users, Distribution and Media Content – We expanded our ecosystem of users, distribution channels, and proprietary digital content and marketing. As our retail customer base and AUC volumes grew, we attracted new issuers of financial products, corporate clients and institutional traders into our fast-growing ecosystem of clients. We complemented our distribution by scaling our network of IFAs located across Brazil who solicit new customers, provide them access to our wide selection of financial products and technology applications, and help us onboard them as XP clients. These IFAs are our strategic business partners who share our entrepreneurial spirit and mission to democratize financial services in Brazil and benefit from the competitive advantages provided by our platform and technology. To support this expansion while continuously building trusted relationships in the market, we expanded our proprietary marketing initiatives and digital media content. We continued to build our educational course offerings, created what we believe is the largest investment conference in the world, developed the largest financial information online portal in Latin America and developed a range of social media and digital influencer programs to promote our services and brand.
•Diversification and Enhancement of Our Direct Digital Channels and Brands – We expanded our distribution significantly by leveraging our growing ecosystem to (1) grow and enhance XP Direct, our primary digital portal for investors; and (2) develop new digital channels, such as Rico, our digital portal brand for self-directed investors, and Clear, our digital portal and online trading platform brand for retail active traders. We also enhanced these direct portals further by leveraging our technology platform, fast-growing data lake, and artificial intelligence capabilities to provide more sophisticated functionality and offer more advanced data analytics tools through more intuitive and convenient user interfaces, or “UX.”
•Empowerment of the Client Journey – We leveraged the significant technology DNA in our company, comprising our innovation and development teams and agile software development methods to develop a suite of new products, services and technology applications that engage and serve our clients across their financial journeys. We launched an advanced suite of cloud-based and mobile technology applications, with sleek advanced UX and easy user experience, that complement our advisory services and provide powerful functionality across the user journey, enabling our clients and partners to better manage their various accounts, trading activities, analytics and data queries. We have also begun to expand our solutions into adjacent and complementary financial services that our clients use. For example, (1) we began to provide our ecosystem with pension insurance in March 2019, and for the year ended December 31, 2021, we had already captured approximately 53% market share of the new money inflows for this service in Brazil; and (2) we received our bank license for Banco XP from the Central Bank of Brazil on October 11, 2019, which enables us to offer a range of complementary digital banking products and services to our clients, including asset-back margin finance and credit cards.
The following chart illustrates how we have successfully scaled across channels and grown our client base as we evolved our business over time.
The Revolutionary XP Model
Our revolutionary XP Model has been developed over the course of our evolution and enables us to go to market in a very different way from the legacy models of the large traditional financial institutions. We believe our model provides us with a unique value proposition for our clients and partners, and it has begun to change the way investment services are accessed and sold in Brazil. Our differentiated approach incorporates a unique combination of proprietary capabilities, services and technologies to deliver a highly customized and integrated client experience, with significant operating efficiency advantages that have enabled us to scale and grow profitably. As illustrated in the following graphic, the key components of our model include: (1) a mission-driven culture; (2) a self-reinforcing ecosystem; (3) a superior products and services platform; and (4) a differentiated, advanced technology platform.

Mission-Driven Culture

Proprietary Media Content
XP Education
Infomoney
EXPERT
Leadr
XP Digital Influencers
Spiti
Open Product Platform
Squads
Innovation
Tribes
Highly Valuable Data
Powerful AI & Analytics
XP GENIUS
UX
Apps
Mobile
Unique Trading & Market Insights
VIP Customer service
Advisory Services
Omni-Channel Distribution
XP Direct
Rico
Clear
IFA Network
Self-Reinforcing Ecosystem
Self-Reinforcing Ecosystem
Investors
Institutions
Corporates
User Base of Clients

•A Mission-Driven Culture – Our culture remains central to XP and we remain vigilant in preserving and nurturing it, so that it can continue to guide our firm by promoting: (1) a strong collaborative environment within our company; (2) a clear focus on our mission to improve people’s lives by empowering them as investors; (3) a zero-fee pricing philosophy wherever possible; (4) a strong, long-term client-centric focus which we prioritize ahead of maximizing short-term gains; and (5) an energetic entrepreneurial spirit with a commitment to innovation and the continuous pursuit of improvement.
•A Self-Reinforcing Ecosystem – We have developed a valuable ecosystem of clients, distribution channels and media content that are a powerful lead-generation engine, continuously reinforce each other and help promote XP’s products and services as they grow. These include:
▪User Base of Clients – This includes our (1) over 3.4 million retail clients who buy and sell the financial products on our platform as of December 31, 2021, benefiting from our ecosystem because they can access a much broader portfolio of financial products, from hundreds of different providers, and get help finding the product that is right for them, all in a user-friendly way, with exceptionally low fees; and (2) over 800 commercial clients, such as institutions and corporate issuers as of December 31, 2021, such as fund managers, private banks, corporate treasuries and insurance companies, who provide additional liquidity and unique financial products for our platform. These issuers benefit from our ecosystem because they are provided with dedicated strategic advisory services that enable them to access a much broader pool of capital, from our retail investors, at an overall lower cost.
▪Omni-Channel Distribution Network – This enables us to reach clients and deliver our products and services through a range of proprietary brands and channels, that includes (1) XP Direct, our fast-growing full-service offering for mass-affluent clients; (2) Rico, our online-only solution for self-directed investors; and (3) Clear, our digital portal and electronic trading platform for retail active traders. We also reach clients through our proprietary, and efficient distribution network of approximately 10,000 IFA partners as of December 31, 2021, who are located in approximately 1,400 offices in 217 cities across Brazil, which collectively represent more than 89% of Brazilian GDP. Together, they form the largest independent financial advisor network in the country. Our IFA partners benefit from our suite of financial products, education tools, and the IFA-specific applications that we developed to help them build and grow their businesses, and we benefit from their abilities to reach and cultivate new clients.

▪Proprietary Digital and Media Content – This helps us democratize access to financial content in Brazil, empower Brazilians on how to take investment decisions more independently, and attract, retain and monetize clients. This lead-generation ecosystem of platforms includes: (1) Infomoney, the largest investment portal in Latin America with approximately 12 million monthly unique visitors as of March 31, 2021; (2) XPeed, a leading online financial education portal in Brazil; (3) the EXPERT phygital content platform with over 1 million monthly visitors as of March 31, 2021 and events, such as the EXPERT conference, the largest investment event in Latin America with approximately 1.5 million attendees on its own digital platform in 2021; and (4) our Digital Influencers program, with over 20 million followers on social media as of December 31, 2021. We believe this content is highly differentiated in Brazil, is a powerful driver of growth, and provides us with low customer acquisition cost, or “CAC.”
•A Superior Product and Services Platform – We primarily provide our clients with two types of offerings, our financial advisory services and our open financial product platform. We have developed both of these solutions to provide our clients with significant differentiation and a superior value proposition versus the legacy offerings of traditional banks. Additionally, in order to improve our client’s experience with our platform and, consequentially, capture additional funds, we have offered since 2020 access to collateralized credit products and other banking products, like our credit card, which was publicly launched in March 2021. These and other solutions include:
▪Suite of XP Advisory Services – Comprised of services such as; (1) XP Investimentos, for our retail clients in Brazil; (2) XP Private, for our high-net-worth clients; (3) XP Investments, for our international clients; and (4) XP Issuer Services, for our corporate and institutional clients.
▪Open Product Platform – This is our open product platform that provides our clients with the broadest access to over 1,000 investment products in the market as of December 31, 2021, without the protectionist barriers, conflicts and closed-loop restrictions of traditional banks. These include investment products from XP, our partners and our competitors, such as equity and fixed income securities, mutual and hedge funds, structured products, life insurance, pension plans, real-estate investment funds, or “REITs” and others.
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
▪Collateralized Credit Products – Since 2020, we began to offer to our XP-brand clients access to low-fee collateralized credit lines to improve their experience within the XP ecosystem. Most of our credit portfolio is collateralized with investments held in XP, both from companies and individuals. Our total credit book grew 164% in 2021, reaching R$10.2 billion in December 2021.
▪Credit Card – Officially launched in early 2021 for clients in the XP brand with over R$50,000 in investments, our credit card was the first of its kind to offer an investment-back award, or “investback,” of 1% of all purchases, free of any charges. In December 2021, we lowered that threshold for clients that have at least R$5,000 invested with us, further improving our client’s experience within the XP ecosystem.
•A Differentiated, Advanced Technology Platform – We have developed a powerful, integrated suite of proprietary technology assets, technology applications, and technology development resources that enable us to differentiate us in the market, manage all of our solutions, conduct all of our activities and operate with low-cost advantages and efficiencies. These include:
▪XP Genius – This is our powerful, integrated, cloud-based technology platform built with a modular architecture that efficiently leverages a range of microservices to help: (1) connect our various portals, systems, technologies and environments; (2) power our solutions and applications across our organization; (3) manage our large, valuable and rapidly growing pools of proprietary data; (4) conduct our big data analytics and artificial intelligence initiatives; (5) provide us with proprietary information and market insights; and (6) extend our reach and capabilities into new areas.
▪XP Innovation Teams – This is a dedicated innovation development program, comprised of approximately 1,633 people as of December 31, 2021, who develop and support our solutions by using agile software development methods and leveraging the significant technology and data assets in our company. These include 27 XP Tribes, comprised of two to three managers each, that help guide and support our development priorities across numerous projects, and 141 XP Squads, comprised of an autonomous integrated team of eight to ten developers and business experts, who collaborate to create new technologies and solutions or improve our current offerings.

▪XP Technology Apps – This is an advanced suite of cloud-based and mobile technology applications, that complement our advisory services and provide powerful functionality across the user journey, enabling our clients and partners to better manage their various accounts, trading activities and data queries. Our apps are integrated with our powerful databases and analytics tools and are designed to be powerful, yet simple, attractive, and easy to use, with sleek user interfaces, or “UX,” that are comparable to some of the top consumer technology products in the world.
Our Operations
We operate an asset-light, highly scalable business model that emphasizes operational efficiency and profitability. We leverage the XP Model to serve a diverse group of retail and institutional clients in local and international markets, with offices in Brazil, New York, Miami and London. We currently serve over 3.4 million active retail clients who have an investment account with us. Approximately 22% of our clients are served by one of our IFA partners whereas approximately 78% of our clients are self-served, primarily utilizing an account through one of our websites, or served by an investment adviser through XP Direct. As of December 31, 2021, our average AUC per client account was approximately R$240,000.
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
% of Retail Revenue from New Clients vs. Existing Clients
Depending on the mix of products and services, we generate numerous forms of income from our AUC, including advisory fees, commissions, distribution fees from product manufacturers and asset management fees across various solution categories such as retail, institutional, issuer services, digital content and other. As a result of our business model and market position, we benefit from high visibility in most of our revenues and from a low correlation to macroeconomic conditions. We have established a track record of delivering strong financial performance, even during difficult macroeconomic conditions in Brazil. For example, while Brazil GDP growth decelerated materially from 2014 to 2021 in one of the worst recessions in Brazilian history, our total AUC grew at a CAGR of 77% during the same period.

Our technology-driven business model is asset-light and highly scalable. This enables us to generate scale efficiencies from increases in total AUC. We conduct the majority of our business online and through mobile applications and emphasize operational efficiency and profitability throughout our operations. These operating efficiencies enable us to generate strong cash flow in various market conditions, allowing us to continue investing in the growth of our business. Our business requires minimal capital expenditures to facilitate organic growth, with expenditures amounting to 2.9%, 3.6% and 3.1% of net revenues for the years ended December 31, 2021, 2020 and 2019, respectively. Additionally, our strong balance sheet serves as a substantial competitive advantage in relation to other independent financial services providers in Brazil, enabling us to underwrite, develop and distribute new financial products and services, and capture inorganic opportunities, such as our acquisitions of Fliper in August 2020, DM10 in November 2020, Antecipa in September 2020, a joint-venture with VERT, creating DuAgro, in June 2020, WHG in September 2020 and Riza Capital in December 2020, the acquisitions of Giant Steps in April 2021, Jive in June 2021, Virgo in September 2021, AZ Quest in October 2021, Vista Capital in November 2021 and Direto in December 2021, among other minority stake acquisitions and investments we may carry out from time to time.
In 2019, we reported R$409 billion in AUC, R$5.5 billion in gross revenue, R$5.1 billion in net revenue, R$1,089 million in net income, and R$1,074 million in Adjusted Net Income, a year-over-year increase of 103%, 72%, 73%, 134% and 119%, respectively, versus 2018. In 2020, we reported R$660 billion in AUC, R$8.7 billion in gross revenue, R$8.2 billion in net revenue, R$2,081 million in net income and R$2,270 million in Adjusted Net Income, a year-over-year increase of 61%, 58%, 59%, 91% and 111%, respectively, versus 2019. In 2021, we reported R$815 billion in AUC, R$12.8 billion in gross revenue, R$12.1 billion in net revenue, R$3.6 billion in net income, and R$4.0 billion in Adjusted Net Income, a year-over-year increase of 23%, 47%, 48%, 73% and 76%, respectively, compared to 2020.
Our Market
Brazil is a large and attractive market for financial services and financial technology solutions. The country has the seventh largest population and the twelfth largest economy in the world with over 210 million people and a GDP of nearly US$1.5 trillion in 2021. Brazil’s GDP growth decelerated materially from 2014 to 2021 in one of the worst recessions in Brazilian history. During this period, we established a track record of delivering strong financial performance, even during difficult macroeconomic conditions, and grew our total AUC at a CAGR of 77%.

Key Market Challenges
We believe the Brazil financial services industry faces several important market challenges that create market inefficiencies and opportunities for disruption, including:
•Highly Concentrated Market – In Brazil, the financial services market continues to be controlled by a few traditional financial institutions. According to a report by Oliver Wyman published in 2019, five banks, Itaú Unibanco, Bradesco, Banco do Brasil, Caixa Economica Federal and Santander, collectively accounted for 93% of the R$8.6 trillion in investment AUC. According to the latest information from the Brazilian Central Bank for 2021, these same five banks collectively accounted for: (1) 66% of the R$4.1 trillion in all deposits; (2) 98% of the R$794 billion in mortgages; (3) 69% of the R$233 billion in credit card outstanding balances for individuals; (4) 88% of the R$1.0 trillion in open Pension Funds; (5) 47% of the R$6.7 trillion in institutional asset management funds; (6) 77% of the R$2.6 trillion in personal loans; and (7) 63% of the R$2.3 trillion in corporate credit balances. We believe this concentration has created material market inefficiencies which provide significant opportunities for disruption, disintermediation, and new business models.
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
•Promotion of Inefficient Financial Products – In Brazil, the traditional banks continue to promote inefficient financial products, such as self-issued time deposits, or “CDBs,” and savings accounts called poupança, which provide a large number of the mass population of investors with very low returns and punitive redemption options, often at an attractive margin to the bank. Poupança or other cash accounts account for 20% of all investment assets in Brazil, according to Oliver Wyman, despite paying relatively low interest rates, often lower than the SELIC interest rate in Brazil, and occasionally even lower than the inflation rate, as shown in the graph below. We believe the continued promotion of these products is not in the best interests of investors, but they continue to generate high fees for the traditional banks.

30%
25%
20%
15%
10%
5%
0%
2001
2002
2003
2004
2005
2006
2007
2008
2009
2010
2011
2012
2013
2014
2015
2016
2017
2018
2019
2020
2021
Yield Poupança (% p.a.)
Inflation - IPCA (% p.a.)
Average Selic (% p.a.)

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
Key Market Trends
•Favorable and Highly Aligned Regulatory Initiatives – The Central Bank is actively promoting what it calls financial democratization policies that seek to provide easier access to financial markets, and better and more transparent financial services. We believe these regulatory initiatives provide a favorable regulatory environment that are closely aligned and complement our mission to improve people’s lives by transforming the financial markets in Brazil. The Central Bank, has implemented an active regulatory agenda, called BC# which is focused on addressing structural issues of the National Financial System by fostering technological innovation. The Central Bank has defined four dimensions for its agenda, including:
▪Inclusion – which it defines as “to ensure non-discriminatory access to the market for all those wishing to participate: small and large businesses entrepreneurs, investors and borrowers, both domestic and foreign clients.” Initiatives in this dimension involve: (1) fostering the expansion of credit cooperatives; (2) simplifying and modernizing foreign exchange and international trade regulation (convertibility of the real); (3) local capital market development; and (4) enlarging access to microcredit;
▪Competitiveness – which it defines as “to promote adequate pricing through fostering competitive access to financial markets.” Initiatives in this dimension involve: (1) innovation and preparing the financial system for a technological and inclusive future (e.g., instant payments, open banking, and cyber risk management); (2) improving the management of international reserves; and (3) increasing market efficiency (e.g., market infrastructure and reserve requirements).
▪Transparency – which it defines as “to improve the market and Central Bank information availability and quality, and strengthen the transparency of information regarding financial markets—such as financial services and credit earmarking rules.” Initiatives in this dimension involve (1) improving conditions for rural and mortgage loans; (2) strengthening the Central Bank’s relationship with the Brazilian Congress and foreign investors; and (3) enhancing transparency and communication of the Central Bank’s actions, including monetary policy decisions.
▪Education – which it defines as “to promote the citizens’ financial awareness—and, ultimately, their participation in the financial markets—as well as to strengthen the habit of saving.” Initiatives in this dimension involve providing scalable financial education solutions to school students, indebted individuals and low-income citizens.
•Increasing Demand for Financial Education and Information – With the volatility in interest rates in recent years, we believe there are a growing number of people interested in learning (1) the basics of financial freedom and empowerment; (2) how to access the financial markets more effectively; and (3) more sophisticated financial management strategies. We have seen the number of financial education students increase significantly in the market and believe the demand for financial media content has grown materially in the last few years across a number of channels.

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
•Increasing Demand for Better UX Experiences – As customers engage in more digital channels, they are increasingly demanding sleeker, more powerful and more convenient UX, similar to the consumer technology products and software applications that they interact with in other areas of their daily lives. We believe these digital customers will increasingly demand technology applications that provide intuitive, easy-to-use, yet powerful features that can integrate and utilize all of their data, and empower them to do more across their client journeys, versus just siloed applications with one or two functions.
•Increasing Number of Independent Financial Advisors – The career market for registered IFAs is growing rapidly in Brazil as the traditional banks continue to close branches and reduce costs from their large legacy operations. Many top financial services professionals who previously worked in these banks are looking to become IFAs. The total number of IFAs in Brazil has grown from over 5,000 in 2015 to over 13,000 by 2021 according to the Brazilian National Association of Brokers and Dealers of Securities, Foreign Exchange and Commodities (Associação Nacional das Corretoras e Distribuidoras de Títulos e Valores Mobiliários, Câmbio e Mercadorias), or “ANCORD.”
•Increasing Demand for Turn-Key Solutions and Applications for IFAs – Many of these IFAs are looking for new platforms, that provide the product suites, business management tools and technology applications that they can use to start their businesses, attract new customers and manage their operations more effectively.
•Disintermediation of Investments, Credit and Market Equitization – Greater access to information and technology is making Brazilians increasingly aware and inclined to look for alternatives outside the traditional retail banks for investment products and services. Brazil is in the early stages of this process, with 93% of all retail AUC still inside the five incumbent banks according to a report by Oliver Wyman, published in 2019. Large corporations in Brazil have also been diversifying their funding sources away from Brazil’s largest banks, as the three government-owned banks, Banco do Brasil, Caixa and BNDES, have reduced their corporate loan portfolios market share from 45% in December 2014 to 32% in December 2021, while Itaú, Bradesco and Santander increased their corporate loan portfolios market share from 36% to 46% during this same period. In addition, equities as an asset class is still incredibly underpenetrated among retail investors, with only approximately 1% of Brazilians having an active brokerage account. Another evidence of this trend is the spike seen in the number of individual investors in the B3. This figure increased over 400% from approximately 983,000 investors in March 2019 to over five million investors as of January 2022.

Addressable Market Opportunities
We believe our XP Model will benefit from these key market trends and the favorable macroeconomic environment in Brazil, and has positioned us to continue to penetrate, grow and expand our large addressable market opportunity in Brazil. According to a report by Oliver Wyman published in 2019, five banks—Itaú Unibanco, Bradesco, Banco do Brasil, Caixa Economica Federal and Santander—collectively accounted for 93% of the R$8.6 trillion in investment assets under custody. Given our leadership, scale, brand and competitive advantages provided by our XP Model, we believe we will benefit from and continue to be a catalyst for:
•Continued Growth of the Investment AUC Addressable Market – According to a report by Oliver Wyman published in 2019, the total addressable market of investment AUC in Brazil was estimated to reach R$10.4 trillion in 2021, up 174% since 2011, representing a CAGR of 11% that is roughly expected to continue at least up to 2024, as shown in the following graph.
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

•Continued Expansion of Our Addressable Market into New Areas – We have made significant progress in disrupting the investment services of traditional banks, which can be among the hardest to penetrate, due to the difficulty in gaining customer trust, and have one of the highest switching costs in the financial services industry, due to the expense and tax impact of moving accounts. According to a report by Oliver Wyman published in 2019, we believe the total addressable market size including adjacent markets that could be complementary to XP, such as insurance brokerage, credit and debit cards and other loans was R$487 billion in revenues in 2020, as shown in the following graphic. Our total revenues for the year ended December 31, 2021 would amount to less than 2% of market share based on such total addressable market.

Note:
Insurance Brokerage comprises the commissions paid by insurance companies to the brokers distributing their products; Debit/Credit Cards include: (1) MDR fees; (2) net interest income after provisions for rotativo, installments and overdraft; (3) annual fees on cards; (4) discounting of receivables; and (5) POS rental/sales; Other Loans includes net interest income after provision for payroll, auto and personal loans plus mortgages (non-earmarked) and corporate loans.

Our Competitive Strengths
Over the last 20 years, we have developed a differentiated set of capabilities and attributes in our business that we believe provide us with meaningful strategic advantages and have helped us to disintermediate the legacy models of traditional financial institutions. We believe these competitive strengths form the foundations of our business and drive value creation for our shareholders.
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

Revolutionary XP Model
Our model incorporates a unique combination of proprietary capabilities, services and technologies to deliver a highly differentiated and integrated client experience, that have enabled us to differentiate from our competitors. In addition, the XP Model has resulted in several strategic and operating advantages, including:
•First-Disruptor Leadership – Since our founding in 2001, XP has established itself as a trusted provider of low-cost brokerage, investment advisory, and asset management services in Brazil, the largest independent investment platform and leading alternative to the banks;
•Trusted Brand – We have built a valuable, trusted brand in Brazil and received an NPS of 76 in December 2021, compared to an NPS of 71 in December 2020;
•Highly Efficient Financial Model – We believe our technology-driven business model provides us with significant scale and operating efficiencies, including:
▪Large Scale and Recurring Revenue – We have significant scale, with R$815 billion in AUC and R$12.8 billion in last 12-month gross revenue as of December 31, 2021, compared to R$1.3 billion in 2016. Our business also has a significant component of highly recurring revenue. We believe these help provide our business with a level of predictability and defensibility.
▪Attractive LTV/CAC ratio – Our business has an attractive client LTV due to our wallet share gains, revenue yield and low churn, driven by strong client relationships, our focus on the client experience, our increasing suite of solutions and the structural high-switching costs inherent in investment services. Our model also has relatively low acquisition costs per client due to our efficient marketing driven by our primarily digital business model, our self-reinforcing ecosystem and our omni-channel distribution network. As of December 31, 2021, the LTV/CAC ratio for our XP branded solutions was approximately 13x.
▪Asset-Light, Low-Cost Structure – Our technology-driven business model is asset-light and highly scalable. We conduct the majority of our business online and through mobile applications and emphasize operational efficiency and profitability throughout our operations. The asset-light nature of our business model requires minimal capital expenditures to facilitate growth, with expenditures amounting to 2.9%, 3.6% and 3.1% of net revenues for the years ended December 31, 2021, 2020 and 2019, respectively.
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
Leadership and Structure
•Experienced Management Team with Strong Track Record of Success – Our management team is comprised of our founders, who have help guide the success of XP over the last 19 years, and new partners who have joined the company along the way from a variety of successful backgrounds in the financial services, technology and consumer services industries. This team has an established track record of delivering strong financial performance, even during difficult macroeconomic conditions in Brazil. For example, while Brazil GDP growth decelerated materially from 2014 to 2021 in one of the worst recessions in Brazilian history, our total AUC grew at a CAGR of 77%.
•Meritocratic Partnership Structure – We believe our partnership model is key to long-term value creation. In December 2019, we implemented our new partnership model, pursuant to which existing or new partners may be entitled to share-based compensation based on individual performance, consisting of restricted stock, restricted stock units, performance awards or other stock-based awards in respect of Class A common shares of XP Inc. As of December 31, 2021, our partnership was made up of approximately 1,100 partners in our new partnership model, in which existing or new partners may be entitled to share based compensation in XP Inc. based on individual performance; and seven shareholders of XP Controle and XP Control (our “controlling shareholders”), who are mostly directors of the Company and/or its subsidiaries. For further information, please see “Item 6. Directors, Senior Management and Employees—B. Compensation—Long-Term Incentive Plan.”

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
•Expanding Our Ecosystem – We believe the self-reinforcing ecosystem provides a strong and highly differentiated advantage to XP, enabling us to reach, engage and empower clients across numerous channels. We intend to expand our ecosystem by:
•Growing Our Client Base – We will continue to grow our base of active retail clients, which reached 3.4 million as of December 31, 2021, up 23% year over year, as well as our base of institutional trading partners and corporate issuers who provide additional liquidity and products to our platform.
•Expanding Our Omni-Channel Distribution Network – We intend to drive more users to our various online portals and expand our network of approximately 10,200 IFA partners, which we believe provide a competitive advantage in promoting the XP brand and signing new clients. We intend to grow these channels by: (1) cross-promoting our brands through our proprietary media; (2) helping our existing IFA partners succeed and expand their businesses; (3) promoting the entrepreneurial opportunities of IFA careers in Brazil; and (4) signing new IFA relationships onto the XP platform. We believe that these channels will also continue to grow as (a) the investment market in Brazil continues to democratize and open up to new investors; and (b) traditional financial institutions continue to close branches, continue to cut costs, and their employees look for new career opportunities.
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
•Expanding Our Solutions – We believe there is a significant opportunity to leverage our trusted brand, high NPS scores, and strong client experience across the XP Model to (1) offer our clients and partners additional financial services solutions with a similar value proposition; and (2) disrupt the legacy models of traditional financial institutions in new areas. We could expand our solutions organically by leveraging the powerful development resources of our XP Innovation Squads, or we could selectively pursue investments and acquisitions that meet our criteria. We intend to expand our solutions by:
•Growing Our XP Platform Offering – While we believe our open product platform is key competitive advantage versus the limited, closed-loop platforms of the traditional financial institutions, we believe there is a significant opportunity to continue to build on this strength and provide our clients with greater selection and investment opportunities by (1) developing new investment products; and (2) incorporating new investment products from our partners and competitors.
•Growing Our XP Advisory Services – Similar to our product platform, we will look for opportunities to expand our suite of advisory services. For example, we launched XP Investments and opened offices in New York, Miami, London, Lisbon and Geneva, to provide new services for Brazilian clients looking to invest outside of Brazil and international investors looking to invest in Brazil;

•Developing New Investment Solutions – We have begun to leverage our capabilities to develop solutions in new adjacent areas of the financial services industry. For example, we developed a proprietary Pension Insurance solution that was complementary to some of our wealth management services and entered in March 2019 the R$1.8 trillion pension insurance market, which has been growing since 2011 at a rate of 15% per annum according to Oliver Wyman. By December 2021, we captured 53% of the net inflows in the pension insurance market, and reached approximately R$31 billion in AUC and over 58,000 active clients. We have also created a proprietary debt capital markets, or “DCM,” function to help foster the development of the fixed income markets in Brazil, which are relatively underdeveloped given the traditional bank control of credit in the marketplace. Our DCM function has already helped numerous new issuers of fixed income securities access new pools of capital, and we believe it represents the largest independent DCM business in Brazil. We believe there may be other similar opportunities for us to pursue in the future.
•Entering into New Financial Sectors – We have always believed in incremental opportunities to disintermediate the legacy models of traditional financial institutions in other financial sectors beyond investments, which would tend to be easier to penetrate and have much lower switching costs versus the investment services industry. For example, cash management and checking accounts. Some new sector opportunities could include: (1) auto and health insurance brokerage; (2) debit/credit cards; (3) home equity, mortgages and other loans; and (4) merchant acquiring. According to a report by Oliver Wyman published in 2019, we believe the total addressable market size, including these adjacent markets that could be complementary to XP, was R$487 billion in revenues in 2018. In September 2019, we received our Digital Bank license from the Central Bank, enabling us to provide a broader suite of financial services.
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
Our Products and Services
We sell a wide range of products and services in various combinations to our clients that we believe are unmatched in their breadth and functionality in Brazil. We have developed these solutions to provide our clients with significant differentiation and a superior value proposition versus the legacy offerings of traditional banks. These include our (1) XP Xpeed; (2) XP Advisory Services; and (3) our Open Product Platform.
XP Educação Products - Xpeed
Xpeed is the largest financial education service in Brazil, providing seminars, classes and learning tools to help teach individuals a range of topics, from the basics of investing to more sophisticated techniques and advanced investment strategies. We sell these courses to help educate investors in Brazil, which we believe is an effective way to build familiarity and trust with XP and an efficient way to help convert students into new or more empowered buyers of financial products and services. As of December 31, 2021, we offered over 140 educational programs and four online MBA certification courses and had served approximately 97,323 students.

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
Access to international markets for our high-net-worth customers and institutional clients, and access to the Brazilian market to foreign institutional investors. XP Investments is a FINRA-registered firm with offices in New York and Miami, and an FCA-registered firm, with offices in London, Lisbon and Geneva
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
Over 300 equity securities and futures, such as:
•Equities, iShares, or “ETFs” and BDRs;
•Dollar, Ibovespa and rate futures; and
•Commodities, such as feeder cattle, coffee, soy; corn, ethanol, oil and gold.
•Retail •Institutional

Fixed Income Securities	Investment Products	Over 150 fixed income securities, including: Bank Deposits: LCI, LCA, CDB, and LC; Corporate Bonds: Debentures, CRI, CRA, LF and FIDC; Sovereign Bonds: NTN-B, NTN-F, LTN, LFTs; and Interest Rate Swaps	•Retail •Institutional

Mutual, Hedge and Private Equity Funds	Investment Products	•Over 100 XP Asset Management Funds; •Over 400 third-party funds curated by XP from over 130 asset managers; and •Over 115 international funds.	•Retail •Institutional

Name	Type	Description	Clients

Structured Products	Investment Products
Derivatives and synthetic instruments including:
•Derivatives – Structures set up with options, using the margin as security. Can be done with Index, Dollar, Shares, Interest, feeder cattle and corn commodities; and
•COE (“Structured Operations Certificate”) – Instruments combining fixed and variable income elements, with returns linked to assets indices such as exchange, inflation, shares and international assets. These products appear as one single (synthetic) asset for the client, facilitating monitoring of performance and single taxation, and can have lower costs compared with investing in assets/derivatives separately.
•Retail •Institutional

Credit Cards	Credit Products	We offer our their customers (currently those with AUC above R$50,000) a Visa Infinite Credit Card free of charges and with a pioneer “Investback” program - a cash-back program that automatically invests at least 1% of every paid invoice in a liquid fixed-income fund on behalf of the customer as a reward.	•Retail

Loan operations/Collateralized Credit Products	Credit Products	Our platform offers hassle-free, low-interest personal loans secured on the customer’s invested assets, which allows for rates below market averages. 90-day NPL is zero due to the structured nature of the credit.	•Retail

Pension Plans and Life Insurance	Investment Products
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
Proprietary Media and Digital Content
Our media and digital content is an ecosystem of portals and initiatives that aim to democratize access to financial content in Brazil. It is composed of five key initiatives: Infomoney, XP Educação, EXPERT and XP Influencers. As we empower Brazilians on how to take investment decisions more independently, we help attract, retain and monetize our clients. We attract clients by providing multiple, ongoing touch points, which we believe help build brand awareness, trust and a greater familiarity and comfort level with investing. These initiatives provide us with a strong organic flow of prospective clients and a highly efficient source of customer acquisition. With millions of users navigating through our platforms monthly, we leverage big data analytical tools and artificial intelligence technology to help create an increasingly personalized experience that helps retain clients. Our content also helps our clients navigate and evolve through their journey as investors, which we believe helps them optimize their asset allocations over time.

•Infomoney – acquired in 2011, Infomoney is the largest investment-related website in Latin America, with approximately six million monthly unique visitors as of December 31, 2021, and appearing as top 10 result in Google searches for an average of approximately 66,261 keywords.
•Xpeed – a key part of our mission since our founding, XP Educação is a leading financial education portal in Brazil, with approximately 97,323 students. XP Educação provides seminars, classes and learning tools to help investors, entrepreneurs and executives to evolve through their respective journeys and according to their specific needs.

•EXPERT – our proprietary investment phygital content platform, comprising a research group with over 30 specialists serving retail clients in Portuguese and institutional clients in English. This group produces a wide range of content, which includes insights into fixed income, equities, funds, REITs, asset allocation, economics and politics, among others, covering from the basics to a more advanced content. Our digital research retail platform is free and has over 1 million unique monthly visitors that come to our website, which utilizes a robust SEO strategy to attract new viewers, along with educational content and in-person events. Including the EXPERT conference, our annual conference for clients, IFAs and partners has become the largest investment event in Latin America. In 2019, we had approximately 30,000 attendees, over 180 sponsors, over 140 journalists in attendance, and over 940 news articles written about our event. EXPERT included a roster of world-renowned speakers, including former U.S. President Bill Clinton in 2018 and former Federal Reserve Chairman Ben Bernanke and Olympic medalist Michael Phelps in 2019. Due to the COVID-19 pandemic, the 2020 event was held 100% digitally and free of charge for the first time in its history. Our EXPERT 2021, which was already considered one of the largest investment events in the world, attracted approximately 1.5 million attendees on its own digital platform, a significant increase from prior years. The event had more than 350 speakers and a total of more than 200 hours of content. With “investing in knowledge transforms the future” as its central theme, the event was attended by Malala Yousafzai, Pep Guardiola, Hillary Clinton, Roberto Campos Neto, Larry Fink, Paulo Guedes and Michael Bloomberg, among others.

EXPERT XP
O maior festival sobre investimento do mundo.
100% digital e gratuito.
Inscreva-se
24 a 26_Agosto

•Digital Influencers – a proprietary program that promotes celebrity investment experts online and also includes content from senior XP executives who discuss our mission and culture. As of December 31, 2021, our influencers had over 20 million followers on Instagram, LinkedIn, YouTube and Twitter. We also had over 3.1 million additional follower profiles in our database from other sources. For example, our stock trading podcast, Stock Pickers, is among the largest podcasts in Brazil. We believe this proprietary network of influencers help listeners become more knowledgeable and comfortable with investments, creates greater brand awareness for our solutions, and enhances our connectivity with prospective clients and existing customers.

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
•IFA Network – Our proprietary distribution network of approximately 10,200 IFA partners, who solicit new clients and help us onboard them as XP clients. These IFAs are located in approximately 1,423 offices in 217 cities across the country and form the largest independent financial advisor network in Brazil, which is a competitive advantage for XP. We believe our IFA partners choose to work with XP for a number of reasons, including: (1) our deep understanding and appreciation of the IFA business model and our promotion of IFA careers given our origins as an IFA; (2) our dedicated suite of technology tools designed to help IFAs manage their businesses more effectively; (3) our trusted brand and reach across Brazil; and (4) our proprietary market information, which can help IFAs reach and sell their services to customers more effectively.
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

XP Innovation Development Teams
We have also built a dedicated innovation development program, called XP Innovation, which comprises approximately 1,633 people as of December 31, 2021, up to approximately 1,100 people in December 2020 and 585 people in December 2019. These dedicated technology resources develop and support our solutions by using agile software development methods and leveraging our significant technology and data assets. These include 27 XP Tribes, comprising two to three managers each, that help guide and support our development priorities across numerous projects, and 141 XP Squads, comprising autonomous integrated teams of eight to ten people, including a product owner and business expert, a UX specialist, a technology leader and several developers, that collaborate to create new technologies and solutions or improve our current offerings. These teams operate like 141 different start-up companies inside XP with a focus on the total customer experience, conducting client interviews, prototyping, behavior analysis and user tests. One of the most visible external examples of our technology capabilities is the suite of technology applications that we provide to our clients and partners.
XP Technology Apps
We complement and enrich our XP Advisory services and XP Platform of products by developing and offering a differentiated suite of proprietary XP Apps, including cloud-based and mobile technology applications and tools, that are designed to be powerful, yet simple, attractive, and easy to use, with sleek user interfaces, or UX, that are comparable to the look and convenience of some of the top consumer technology products in the world. We combine some of the powerful technical capabilities of XP Genius, with the large amount of proprietary data that flows through our systems, and the agile software development methods of our technology innovation XP Tribes and XP Squads to generate functionality and market insights that are value-added for our clients. As a result, XP Apps enable users to incorporate a range of activities across their customer experience journeys, such as managing their accounts, executing trades, performing custom analytics and creating custom reports.

Bull
Bull is our free, cloud-based trading platform designed for retail and institutional traders, that includes powerful data visualization, custom simulations, analytics, and advance graphics tools that can be used from any internet connected device, such as a desktop, tablet, mobile phone and smart watch. The user can analyze the main flows of the market, time and schedule trades, and conduct various forms of charting and volume and pricing analysis. In addition, the user has access to several trading tools such as Chart Trading and DOM, that can be used to run various market and performance simulations and execute trading quickly and efficiently.
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

Operacional
R$ 120.000,00
Simulações
Renda fixa
Tesouro Direto
Fundos de Investimentos

xp HUB

10
6
4

WebCambio
WebCambio a customized digital wire transfer application that provides our clients with foreign exchange and remittance services. This platform integrates with the best automation services in the market, offers: (1) online FX quotes and closing prices; (2) convenient transaction controls; (3) transparent transaction and tax calculations; (4) fast currency settlement; (5) simplified contract signing; and (6) integration with XP account equity guarantees and other benefits.

XP Mobile
XP Mobile is a suite of mobile apps for various XP websites, including XP Investimentos, Clear, Rico and XP Educação, available in the Apple App Store and Google Play store. In these stores, XP Investimentos, Rico and Clear apps had quality ratings respectively of 4.6, 4.3 and 4.2 in the Google Play Store and 4.8, 4.7 and 4.3 in the Apple Store as of December 31, 2021.
Regarding XP Investimentos, in December 2021, 71% of our active clients logged in the platform exclusively through our apps, 27% through both our websites and apps, and 2% only through our websites. In the same period, clients logged in through our apps an average of 15 times while clients who logged in exclusively through our websites averaged six times.
Regarding Rico, in December 2021, 73% of our active clients logged in the platform exclusively through our apps, 25% through both our websites and apps, and 1% only through our websites. In the same period, clients logged in through our apps an average of 17 times while clients who logged in exclusively through our websites averaged three times.
Regarding Clear, in December 2021, 64% of our active clients logged in the platform exclusively through our apps, 15% through both our websites and apps, and 22% only through our websites. In the same period, clients logged in through our apps an average of 20 times while clients who logged in exclusively through our websites averaged 12 times.
Our Support Functions
In order to provide, fulfill and support our products, services and platforms, we have built a robust yet efficient operations organization that leverages our technology to onboard our clients, provide high-quality customer support and conduct our fraud prevention and risk management. These support functions include:
Our Customer Onboarding
Our client onboarding process is primarily a digital experience and highly efficient. Prospective clients must register on a web based platform and enter their basic identification information, such as a name, date of birth and government ID number, as well as their residential address and financial data, such as monthly income and total assets. This process is highly efficient and compliant with Brazilian banking regulation and international anti-money laundering and know-your-customer best practices. All information registered by our prospective clients is verified and validated through third-party data services that integrate automatically with our systems through our API applications. On average, this validation procedure takes less than five minutes to be completed and for prospective clients to be informed whether their application was successful or not. Today, we believe 95% of prospective clients are automatically approved and have their accounts opened through this process.
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

We closely measure our clients’ satisfaction and overall happiness with our services, across all of our brands, through quality indicators and surveys such as NPS and CSAT. These metrics are directly linked with our internal customer support personnel evaluation and compensation, which we believe reinforces our team alignment and commitment to proving high-quality customer service. We are also highly focused on delivering a highly positive overall client experience and are continuously investing in this area. We have a specific team of professionals that are dedicated to coordinating client experience improvement projects across each point of customer contact throughout our company. For example, this team has implemented various programs designed to reinforce our customer centricity mindset, such as:
•Fale com Guilherme, or Talk to Guilherme – an open channel where anyone can send a suggestion, complaint or request directly to Guilherme Benchimol, our founder and chairman.
•Rocket! – a proprietary Wow! program, where any employee can suggest, design and create a unique experience for any client.
•CX Day: an event that enables our leaders to have an XP customer service experience, and which seeks to bring our leadership closer to our customers and with our customer-centric focus.
Our Fraud Prevention and Risk Management
Our fraud prevention and risk management operations are primarily managed by three different groups that are staffed with more than 130 employees dedicated to auditing and mitigating our company risk exposure. This team is composed of highly qualified personnel that come from a variety of backgrounds in other areas, such as telecommunications, credit card issuing, merchant acquiring, banking and the stock market. They are completely independent from our business functions and report directly to our Chief Risk Officer. These groups include:
•Corporate Risk – this group is focused on identifying, classifying and mitigating operational, reputational, environmental and strategic risks, including any potential internal fraud;
•Financial Risk – this group is focused on monitoring our financial positions and managing our exposure to liquidity risk, market risk, and credit risk; and
•Fraud Prevention – this group is comprised of fraud experts, data scientist, database administrators, investigators and regulator staff, who focus on managing our antifraud strategy and ensuring the legitimacy of client transactions; their work entails: (1) detecting and preventing potential external fraud with different models of client authentication, such as user logins; (2) managing our transaction verification services; (3) monitoring financial advisors activities; (4) employee and partner fingerprinting; (5) managing our data tokenization and token management technology; and (6) managing our biometric facial recognition technology, among others.
Competition
The Brazilian financial services industry is highly competitive and fast-changing. The markets for our solutions continue to evolve and are competitive in the asset classes, products and geographies in which we operate. We face competition to acquire customers from a variety of traditional and nontraditional financial institutions. Our primary competitors include traditional financial institutions, including Itaú Unibanco, Bradesco, Caixa, Banco do Brasil and Santander. We also face competition across business units, particularly from other financial services companies such as Nubank, Banco Inter, BTG Pactual and Guide, among others. Other potential competitors are other providers in some specific categories, such as asset management firms, insurance companies, investment banking firms, institutional brokerage firms, private banking and wealth management firms, digital banks and research reports providers.
The most significant competitive factors in this business line are prices as well as the quality, reliability, security and ease of our platform and solutions. We believe that our comprehensive products and services and geographic reach increasingly differentiate us from other market participants.
For information on risks relating to increased competition in our industry, see “Item 3. Key Information—D. Risk Factors—Risks Relating to Our Business and Industry—If We Cannot Make the Necessary Investments to Keep Pace with Rapid Developments and Change in Our Industry, the Use of Our Services Could Decline, Reducing Our Revenues,” and “Item 3. Key Information—D. Risk Factors—Risks Relating to Our Business and Industry—Substantial and Increasingly Intense Competition Within Our Industry May Harm Our Business.”

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
Our Regulatory Position
Two of our subsidiaries, XP CCTVM and Banco XP S.A., or “Banco XP,” perform activities that are subject to regulation in Brazil by the Central Bank. As required by the applicable Brazilian regulation, both must possess authorizations from the Central Bank in order to operate, as follows:
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
Two of our subsidiaries, XP Investments and XP Advisory US, Inc., or “XP Advisory US,” perform activities that require registration with and regulation by appropriate regulatory authorities in the United States, as follows:
•XP Investments is (1) registered as a securities broker-dealer with the SEC and in twenty-six U.S. states and territories; (2) registered with the U.S. Commodity Futures Trading Commission, or the “CFTC,” as an introducing broker; and (3) a member of the Financial Industry Regulatory Authority, or “FINRA,” and the National Futures Association, or the “NFA,” self-regulatory organizations overseen by the SEC and the CFTC, respectively; and
•XP Advisory US became registered as an investment adviser with the SEC on January 30, 2019. XP Advisory US was previously registered as an investment adviser in the state of Florida.
One of our subsidiaries, XP Private Holding UK Ltd., or “XP Private UK,” performs advisory services as an appointed representative acting as an agent for New Europe Advisers Ltd., or “NEA,” which is duly authorized and regulated by the Financial Conduct Authority, or “FCA,” subject to the terms and conditions set forth in the Appointed Representative Agreement signed on April 28, 2016. On June 28, 2019, we sent a notice of termination of the Appointed Representative Agreement to New Europe Advisers Ltd., which became effective on September 30, 2019, in order to concentrate our efforts in the private and wealth management business in Switzerland through our Swiss subsidiary, XP Private (Europe) SA.

One of our subsidiaries, XP Investments UK LLP, performs activities that are subject to regulation by the Financial Conduct Authority. As required by the applicable regulation, it is authorized and regulated by the FCA and has sufficient permissions to carry out its business, including operating as an Organised Trading Facility, or “OTF.”
Two of our subsidiaries, XP Corretora de Seguros Ltda., or “XP CS,” and XP VP, perform activities that are subject to regulation by SUSEP. As required by the applicable regulation, both have obtained authorizations to operate from SUSEP, as follows:
•XP CS, our insurance broker-dealer, is authorized to operate as an insurance brokerage; and
•XP VP, our insurance company, is authorized to operate life insurance and private pension plans.
Regulatory Environment in Brazil
Our main subsidiaries in Brazil are subject to extensive regulation, such as those applicable to banks (in the case of Banco XP), securities and foreign exchange brokers (in the case of XP CCTVM), securities portfolio managers (in the case of XP Gestão, XP Advisory, XP PE, XP LT, XP Allocation Asset Management Ltda. and XP Vista), securities analysts (such as Spiti Análise Ltda .), insurance companies and insurance brokers (in the case of XP VP and XP CS, respectively).
We offer various financial and capital markets services; in particular, we conduct activities related to banking, underwriting, brokerage services, portfolio management and insurance.
Legislation Applicable to Financial Institutions and Portfolio Managers in Brazil
The current Brazilian banking and financial institutional system was established by Law No. 4,595 of December 31, 1964, as amended, or the “Banking Law.”
The Banking Law laid out the structure of the national financial system, which is made up of the CMN, the Central Bank, Banco do Brasil S.A., the National Bank for Economic and Social Development – BNDES, or the “BNDES,” and other public or private financial institutions. While the following entities do not fall under the purview of the Banking Law, they play key roles in the financial system: the CVM, SUSEP, the National Superintendency of Pension Plans (Superintendência Nacional de Previdência Complementar), or “PREVIC;” the CNSP, and the National Council for Pension Plans (Conselho Nacional de Previdência Complementar), or “CNPC.”
Law No. 4,728 of July 14, 1965, as amended, or “Law No. 4,728/65,” regulates Brazilian capital markets through setting standards and various other mechanisms. Further, pursuant to Law No. 6,385 of December 7, 1976, as amended, or “Law No. 6,385/76,” the distribution and issuance of securities in the market, trading of securities and settlement and/or clearance of securities transactions all require prior authorization by the CVM. The banking and capital markets regulatory framework in Brazil is further supplemented by the regulation issued by CMN, CVM and the Central Bank, and self-regulation policies, such as those issued by various associations, over-the-counter organized markets and securities exchanges, that govern their members and participants, (for example, B3, the Brazilian Association of Financial and Capital Markets Entities, or “ANBIMA,” and the Brazilian Association of Investment Analysts, or “APIMEC.” The incorporation and operation of financial institutions in Brazil depend on prior authorization from the Central Bank (under Decree No. 10,029 of September 26, 2019, the Brazilian Executive Branch granted authority to the Central Bank to approve foreign investments in financial institutions. Such decree was further regulated by Circular No. 3,977 of January 22, 2020), and are also subject to oversight from the CVM when they participate in the Brazilian capital markets (such as XP CCTVM).
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

Pursuant to Banking Law, CMN Resolution No. 4,122 of August 2, 2012, as amended, or “CMN Resolution No. 4,122,” and CMN Resolution No. 1,655 of October 26, 1989, financial institutions must seek approval from the Central Bank, and, in certain cases, the CVM when appointing managers (including directors, officers and members of certain statutory boards, such as fiscal councils). According to Law No. 4,728/65, for securities brokerage firms (such as XP CCTVM), managers are subject to further restrictions and are prohibited from working for or fulfilling any administrative, advisory, tax or decision-making positions at entities listed on the Brazilian stock exchange. In addition, managers of XP CCTVM are prohibited from filling managerial functions in other brokerage firms authorized to carry out foreign exchange transactions pursuant to CMN Resolution No. 1,770 of November 28, 1990.
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
Furthermore, XP CCTVM and XP VP are required to maintain certain levels of regulatory capital, as determined by the Central Bank and SUSEP, respectively. For further information, see note 36 to our audited consolidated financial statements included elsewhere in this annual report.
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
Brokerage firms are regulated by CMN Resolution No. 1,655 of October 26, 1989, as amended, or “CMN Resolution No. 1,655,” which allows brokerage firms to participate, among others, in the following activities: (1) trading in stock exchanges; (2) underwriting; (3) intermediating public offerings; (4) managing investment portfolios; and (5) intermediating foreign currency trades. In addition to CMN Resolution No. 1,655, brokerage firms are subject to regulations from the CVM.
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
Third-Party Funds Management
XP Gestão, XP Advisory, XP Vista, XP PE Gestão de Recursos Ltda. and XP Allocation Asset Management Ltda. are asset managers licensed to operate by, and subject to the rules and oversight of, the CVM, pursuant to Law No. 6,385/76 and CVM Resolution No. 21 of February 25, 2021, as amended, or “CVM Resolution No. 21.” XP LT Gestão de Recursos Ltda. is subject to the same regulation. and will apply for the CVM authorization to provide securities portfolio management services.
CVM Resolution No. 21 defines asset/portfolio management activities as professional activities directly or indirectly related to the operation, maintenance and management of securities portfolios, including the investment of funds in the securities market on behalf of clients.

CVM Resolution No. 21 provides for two categories of asset managers: (1) trustee administrator and/or (2) portfolio manager. XP Gestão, XP Advisory, XP Vista and XP PE Gestão de Recursos Ltda. and XP Allocation Asset Management Ltda. are registered as portfolio managers; and XP LT Gestão de Recursos Ltda. is planning to apply to register with the CVM. To be authorized by the CVM to engage in such activity, legal entities that operate as asset managers must (1) have a registered office in Brazil; (2) have securities portfolio management as a corporate purpose and be duly incorporated and registered with the National Register of Legal Entities – CNPJ; (3) have one or more officers duly certified as asset managers as approved by CVM to take on liability for securities portfolio management, pursuant to CVM Resolution No. 21; (4) appoint a compliance officer and a risk management officer; (5) be controlled by reputable shareholders (direct and indirect), who have not been convicted of certain crimes detailed in article 3, VI of CVM Resolution No. 21; (5) not be unable or suspended from occupying a position in financial institution or other entities authorized to operate by the CVM, the Central Bank, SUSEP or PREVIC, and not have been banned from asset management activities by judicial or administrative decisions; (6) put in place and maintain personnel and IT resources appropriate for the size and types of investment portfolio it manages; and (7) execute and provide the applicable forms to the CVM so as to prove its capacity to carry out such activities, pursuant to CVM Resolution No. 21. Under CVM Resolution No. 21, asset management must, among other requirements, conduct their activities in good faith, with transparency, diligence and loyalty with respect to their clients and perform their duties with the aim of achieving their investment objectives. This same regulation requires asset managers to maintain a website, with extensive current information, including, but not limited to, (1) an updated annual filing form (formulário de referência); (2) a code of ethics; (3) rules, procedures and a description of internal controls in order to comply with CVM Resolution No. 21; (4) a risk management policy; (5) a policy of purchase and sale of securities by managers, employees and the company; (6) a pricing manual for assets from the securities portfolios managed by such asset manager, even if the manual has been developed by a third party; and (7) a policy of apportionment and division of orders among the securities portfolios.
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
IFAs
The activity of IFAs (agentes autônomos de investimentos) is regulated by CVM Resolution No. 16 of February 9, 2021, as amended, or “CVM Resolution No. 16,” and Comment Letter No. 4/2018-CVM/SMI. Pursuant to such rules, IFAs are individuals, acting as agents and representatives for an institution integrating securities distribution systems, registered with the CVM to conduct client development and attraction, to receive and register orders and transmit such orders to the appropriate trading or registration systems and to provide information on the products offered and on the services provided by the institution that hired them. Although they are individuals, CVM Resolution No. 16 allows IFAs to carry out their activities through an unlimited liability partnership (sociedades simples) or sole proprietorship (firma individual), incorporated for this specific purpose, which must also be registered with the CVM. The IFAs must be engaged by an institution integrating the securities distribution system.
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
•agents shall be transparent with their clients regarding details of their employer and their contractual relationship with the investor;
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
On July 1, 2019, the CVM issued Public Hearing Release SDM No. 03/19, or “Release SDM 3/19,” which did not result in any changes in CVM Resolution No. 16, even though suggestions from the general public were provided by August 30, 2019. Release SDM 3/19 aimed to discuss potential amendments such as: (1) providing authorization for IFAs to incorporate as corporations, limited liability partnerships and/or other partnerships; (2) abolishing or creating exceptions to the exclusivity rule that IFAs are subject to; and (3) amending transparency rules in connection with the activities of IFAs, in particular the disclosure of compensation received by IFAs (which is currently not required to be disclosed to investors).
Subsequently, on August 12, 2021, the CVM issued Public Hearing Release SDM No. 05/21 (Edital de Audiência Pública SDM No. 05/21), or “SDM 5/21,” which aimed to resume discussions on other potential amendments to CVM Resolution No. 16. Such amendments include terminating the exclusivity provision set forth in CVM Resolution No. 16, as well as allowing IFA entities to become corporations and to admit unlicensed partners (i.e. non-IFA partners). SDM 5/21 also proposed amendments to CVM Resolution No. 35 to introduce rules concerning the transparency of commissions and potential conflicts of interest deriving therefrom.
In parallel, on February 17, 2022, the CMN approved Resolution No. 4,982/2022, or “Resolution No. 4,982,” which amends CMN Resolution No. 2,838/2001. The new rule permits IFA entities to become corporations and to admit unlicensed partners. Resolution No. 4,982 formally came into force on March 2, 2022, but its effectiveness is subject to the rule making outcome of SDM 5/21. Market expectations, which have not been confirmed by the CVM, are that the new CVM rule regarding IFAs will be released by the end of the first semester or in the beginning of the second semester of 2022.
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
•financial institutions may not grant loans to, or guarantee the transactions of, their affiliates, except in certain limited circumstances (see “—Other Rules —Transactions with Affiliates” below);
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
The integration of modern technology such as Application Programming Interfaces, or “APIs,” big data and blockchain/DLT, has incentivized the CMN and the Central Bank to develop new rules in connection with Agenda BC+. The regulatory framework tends to evolve accordingly. With this aim in mind, regulatory authorities are striving to create technological solutions that would plug the gaps from traditional inefficiencies in the banking system. The regulators have expressed significant interest in the benefits and efficiencies that such technology may bring to the banking industry and to its financial inclusion strategies.
According to CMN Resolution No. 4,893 of February 26, 2021 (which replaced previous cybersecurity regulations such as CMN Resolution No. 4,658 of April 26, 2018, as amended by CMN Resolution No. 4,752, of September 26, 2019), financial institutions and other institutions authorized to operate by the Central Bank must implement cybersecurity policies in order to ensure the integrity of their data systems. Under such Resolution, which regulates cybersecurity policies and the requirements for contracting data processing, storage and cloud computing services, covered institutions are required to appoint an officer who will be responsible for implementing and overseeing cybersecurity policy, and to adopt procedures and controls to prevent and respond to cybersecurity incidents.
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
As set forth in CVM Resolution No. 20, except in relation to the cases set forth therein, securities analysts (both individuals and legal entities) and other professionals that effectively participate in the preparation of the reports, are prohibited from the following activities:
•issuing analyst reports aiming to obtain, for itself or for third parties, unfair advantages;
•omitting information about conflicts of interest in analyst reports;
•trading, on behalf of themselves or of third parties, securities covered by the analysts’ reports or derivatives backed in such securities for a period of 30 days prior to and five days after the disclosure of the analyst report about such security or its issuer;
•trading, on behalf of themselves or of third parties, securities covered by the analyst reports or derivatives backed in such securities in the opposite direction of the recommendations or conclusions expressed in the analyst reports for (1) six months as of the disclosure of such report; or (2) until the disclosure of a new report about the same issuer or security, if such disclosure occurs within the six-month period mentioned above;
•participating, directly or indirectly (1) in any activity related to the public offering of securities, including sales efforts involving products or services related to the capital markets and efforts for prospecting new clients or jobs; (2) in the structuring of financial products and securities; and (3) in any activity related to M&A financial consulting; and
•disclosing the analyst reports or their content, even partially, to persons that are not part of the analyst team, in particular the issuer or the securities the subject of the analyst report before its publication, disclosure or distribution through the proper channels.
Securities analysts operating as legal entities are responsible for declaring in a clear and highlighted manner, whenever applicable, in all analysts’ reports that are published, disclosed or distributed, situations that may impact the report’s impartiality or that are or may be a conflict of interest.
Among others, CVM Resolution No. 20 considers that a conflict of interest may exist whenever the securities analyst entity, its controlled entities, controlling shareholders or entities under common control: (1) have a relevant equity participation in the issuer covered by the analyst report, and vice versa; (2) have relevant financial and commercial interests over the issuer or the securities covered by the analyst report; (3) are involved in the acquisition, selling or intermediation of securities covered by the analyst report; and (4) are paid for other services rendered to the issuer covered by the report or its related parties.
Main Regulatory Entities
National Financial System
The main regulatory authorities in the Brazilian financial system are the CMN, the Central Bank and the CVM. In addition, most Brazilian investment banks, brokerage firms, securities distributors and asset managers are associated with and subject to the self-regulatory rules issued by ANBIMA.

In addition, trading segments managed by B3 are self-regulated and supervised by BSM—Supervisão de Mercados, or “BSM,” a nonprofit organization that forms part of the B3 group.
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
The supplementary insurance and pension sectors in Brazil are subject to overlapping regulations. Decree-Law No. 73 of November 21, 1966, as amended, sought to centralize the legislation and inspection activities in the sector by creating the National Private Insurance System – SNSP, composed of: (1) CNSP; (2) SUSEP; (3) insurance companies duly authorized to operate in the private insurance market; (4) the reinsurance companies; and (5) duly qualified and/or registered insurance brokers. CNSP is linked to the Ministry of Economy and its main roles include establishing the guidelines and rules for the private insurance policy in Brazil; regulating the incorporation, organization, operations and inspection of insurers, reinsurers, supplementary open pension funds and capitalization companies as well as establishing capital thresholds for such entities; establishing the general characteristics of insurance and reinsurance contracts; establishing general guidelines for insurance, reinsurance, supplementary open pension funds, and capitalization operations; establishing general accounting and statistical rules as well as legal, technical and investment limits for the operations of insurers, reinsurers, supplementary open pension funds and capitalization companies; and regulating insurance and reinsurance broker activities and profession.
SUSEP’s main roles include processing application requests of incorporation, organization and operations, and inspecting insurers, reinsurers, supplementary open pension funds, and capitalization companies; issuing instructions and circular letters in connection with the regulation of insurance, reinsurance, supplementary open pension funds and capitalization operations, in accordance with CNSP guidelines; setting forth the conditions of insurance plans to be used by the insurer market; approving limits for the operations of supervised companies; authorizing the use and release of assets and amounts given in guaranty for technical provisions and discretionary capital; inspecting and implementing the general accounting and statistical rules set forth by CNSP; inspecting the operations of supervised companies; and conducting the liquidation of supervised companies.
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
•providing compensation for loss — BSM analyzes and adjudicates complaints presented to the investor compensation mechanism (mecanismo de ressarcimento de prejuízos), or “MRP,” which awards damages of up to R$120,000 to investors harmed by a B3 participant’s inappropriate activity; and
•facilitating market development — BSM develops education initiatives, rule enhancements and institutional relationships with market participants, regulatory bodies and international organizations.
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
With this aim, CMN Resolution No. 2,099 of August 17, 1994, as amended, or “CMN Resolution No. 2,099,” established minimum capital and net equity requirements for various types of financial institutions. For example, the CMN set a minimum capital amount and net equity amount of R$1.5 million for brokerage firms providing firm guarantee of underwriting of securities, in the manner operated by XP CCTVM, and R$17.5 million for multi-purpose banks, such as Banco XP after all due approvals from the Central Bank.
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
CMN Resolution No. 4,557 of February 23, 2017, or “CMN Resolution No. 4,557,” unifies and expands Brazilian regulation on risk and capital management for Brazilian financial institutions and other institutions authorized to operate by the Central Bank. The rule is also an effort to incorporate recommendations from the Basel Committee on Banking Supervision into Brazilian regulation. The rule states that risk management must be conducted through a unified effort by the relevant entity (i.e., not only must risks be analyzed on an individual basis, but financial institutions and other institutions authorized to operate by the Central Bank must also control and mitigate adverse effects caused by the interaction of different risks). It also strengthens the rules and requirements related to risk management governance and expanded on the competence requirements and duties of the risk management officer.
The rule sets out different structures for risk and capital management, which are applicable for different risk profiles set out in the applicable regulation. Consequently, less sophisticated financial institutions can have a simpler risk management structure, while institutions with more complexity must follow stricter protocols.
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
The aforementioned rules also contemplate the creation of various levels of internal and external controls overseeing solvency, such as auditing by independent actuaries, establishing internal audit committees for companies exceeding certain financial thresholds, limiting acceptable assets for purposes of covering insurance reserves and requiring monthly reporting to the insurance regulator, among other requirements.
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
Laws on Insolvency of Financial Institutions in Brazil
Financial institutions are subject to the procedures set out by Law No. 6,024 of March 13, 1974, as amended, or “Law No. 6,024/74,” and Decree-Law No. 2,321 enacted on February 25, 1987, as amended, which set out the provisions applicable to intervention, temporary administration or extrajudicial liquidation by the Central Bank, as well as to bankruptcy proceedings.
Temporary Administration
As per the Decree-Law No. 2,321, the Central Bank may assume the temporary administration of a Brazilian financial institution in certain situations, determining the temporary special administration regime.
The Central Bank is the authority empowered to determine this sort of regime, which shall take place (1) in case the financial institution (a) performs recurring practices against the economic and financial policies provided in federal law; (b) faces a shortage of assets; (c) fails to comply with the compulsory banking reserve rules; (d) has a reckless or fraudulent management or (2) in case of the existence of any of the reasons for an intervention by the Central Bank, as provided for in Law No. 6,024/74.
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
The temporary administration regime ceases: (1) if the Federal Government takes control over the financial institution; (2) in case the financial institutions go through a corporate restructuring, merger, spin-off, amalgamation or transfer of its controlling interest; (3) in case of normalization of the situation of the finance institution, at Central Bank’s discretion; or (4) with the Central Bank decision for its extrajudicial liquidation.
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
Effective the date on which it is ordered, the intervention will automatically trigger the following: (1) suspension of the enforceability of payable obligations; (2) suspension of the maturity of previously contracted and imminently due obligations; and (3) the freezing of deposits already existing on the date of its determination. The intervention shall cease (a) if the interested parties, presenting the necessary guarantees, at the Central Bank’s discretion, undertake to continue the company’s economic activities; (b) at the Central Bank’s discretion, if the entity’s situation has been normalized; or (c) if extrajudicial liquidation or bankruptcy of the entity is ordered.
The intervention may also be ordered upon request of the management of the financial institution. Any intervention period may not exceed six months, and may be extended once, by up to six additional months, by the Central Bank. The intervention procedure shall terminate if the Central Bank determines that the factors that motivated the intervention have been eliminated or upon the presentation of adequate guarantees by interested parties. On the other hand, the Central Bank may order the extrajudicial liquidation of the institution or authorize the intervener to request the bankruptcy thereof. According to Law No. 6,024/74, the intervention may be converted in a bankruptcy proceeding, currently governed by Law No. 11,101 of February 9, 2005 (which is the Law governing the Bankruptcy and Receivership of Companies, referred hereinafter as the “LFRJE”), if, among others, the assets of the institution under intervention are not enough to cover at least 50% of the amount of its outstanding unsecured credit.
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

Extrajudicial liquidation procedures may be terminated (1) if the financial institution is declared bankrupt or (2) by decision of the Central Bank upon the following events: (a) full payment of the unsecured creditors; (b) change of corporate purpose of the institution to an economic activity that is not part of the CMN; (c) transfer of the controlling interest of the financial institution; (d) conversion into ordinary liquidation; (e) exhaustion of the assets owned by the financial institution upon its full realization and distribution of the proceeds among the creditors, even if full payment of the credits did not occur; or (f) acknowledgement by the Central Bank that the remaining assets are illiquid or of difficult disposal.
Repayment of Creditors in an Extrajudicial Liquidation or Bankruptcy
In November 1995, the CMN created the Credits Guarantee Fund, or the “FGC,” according to CMN Resolution No. 2,197, of August 31, 1995, amended and superseded by CMN Resolution No. 4,222, of May 23, 2013, in order to guarantee the payment of funds deposited with financial institutions in the event of intervention, extrajudicial liquidation, bankruptcy or other states of insolvency. The FGC is mainly funded by mandatory contributions from all Brazilian financial institutions that work with customer deposits.
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
In addition, Law No. 9,069, enacted in 1995, sets forth that compulsory deposits maintained by financial institutions with the Central Bank are immune to actions by a bank’s general creditors for the repayment of debts.
Transactions with Affiliates
The Banking Law (paragraph 4, article 34), as amended by Law No. 13,506 of November 13, 2017, or “Law No. 13,506,” prohibits financial institutions from conducting credit transactions with related parties, except in certain specific circumstances as provided below. Pursuant to CMN Resolution No. 4,693 of October 29, 2018, the following persons are considered related parties of a financial institution for the purpose of such restriction:
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
•provides for a penalty of “public admonition” in place of “warning,” imposed by the Central Bank;
•empowers the Central Bank to enter into cease-and-desist commitments;
•empowers the Central Bank and the CVM to enter into administrative agreements;
•provides the CVM with the authority to ban the accused from contracting with official Brazilian financial institutions and participating in public bidding processes for a period of up to five years; and
•redefines related-party transactions.

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
Regulation Against Money Laundering and Bank Secrecy in Brazil
Law No. 9,613 of March 3, 1998, as amended by Law No. 12,683 of July 9, 2012, or the “Anti-Money Laundering Law,” and Law No. 13,506 of November 13, 2017 (related to administrative procedures and enforcement conducted by CVM and the Central Bank) play a major regulatory role in the oversight of banking and financial and insurance activities in Brazil. The Anti-Money Laundering Law sets forth the rules and the penalties to be imposed upon persons engaging in activities that constitute “laundering” or the concealing of property, cash or assets acquired or resulting from any kind of criminal activity. Such regulation further prohibits individuals from using the financial system for the aforementioned illicit acts.
Pursuant to the Anti-Money Laundering Law, banks (such as Banco XP), securities brokers (such as XP CCTVM), securities distributors, asset managers (such as XP Gestão, XP Advisory and XP Vista), leasing companies, credit card companies, insurance companies and insurance brokers (such as XP VP and XP CS, respectively), among others, must: (1) identify and maintain up-to-date records of their clients, for a period of at least five years; (2) keep up-to-date records of all transactions, for a period of at least five years, in Brazilian and foreign currencies, involving securities, bonds, credit, financial instruments, metals or any asset that if converted into cash exceed the amount set forth by the competent authorities, and which shall be in accordance with the instruction issued by these authorities; (3) keep up-to-date records of all transactions, for a period of at least five years, in Brazilian and foreign currency, involving securities, bonds, credit, instruments, metals, or any asset that if converted into cash exceeds the applicable minimum amount set forth by the relevant authorities, such transactions must be in accordance with guidance on amount, timing and counterparties from the relevant authorities; (4) adopt AML internal control policies and procedures that are compatible with the size of the company; (5) register and maintain up-to-date records with the appropriate regulatory agency (i.e., the Brazilian Financial Intelligence Unit (Unidade de Inteligência Finceira), or “UIF,” CVM and/or SUSEP); (6) comply with COAF’s requests and obligations; (7) pay special attention to any transaction that, in light of the provisions set forth by competent authorities, may indicate the existence of a money laundering crime; (8) report all transactions referred to in items 2, 3 and 7 to UIF within twenty-four hours, while abstaining from notifying their customers of such report; and (9) confirm to the applicable regulatory agency (i.e., UIF, CVM and/or SUSEP) that no offending transactions have occurred.

In accordance with Circular No. 3,461 enacted by the Central Bank on July 24, 2009, as amended, or “Central Bank Circular No. 3,461,” financial institutions are required to (1) maintain updated client registration data (including declarations regarding the purposes and nature of the transactions and verification of the of clients’ statuses as politically prominent persons); (2) adopt preventative internal policies and procedures; (3) record transactions involving amounts in national or foreign currencies, securities, metals or any other assets that may be converted to cash, including specific records for the issuance or reloading of amounts in the form of prepaid cards; (4) maintain records of all financial services provided and all financial transactions carried out with clients or on their behalf as well as consolidated information that allows for verification of the flow of funds, the economic activity and financial capacity of the client, the origin of funds and end beneficiaries of the transactions; (5) maintain records of transactions carried out by individuals or legal entities that involve the same groups of companies, in an amount greater than R$10,000.00 over the course of a calendar month or transactions that reveal patterns of activity that indicate a scheme to prevent identification; (6) review transactions or proposals that may indicate criminal activities; (7) maintain records of all transfers of funds related to (a) deposits, electronic transfers, checks, among others, and (b) issuance of checks, payment orders, among others, in amounts greater than R$1,000.00; (8) maintain records of issuances or loading of credit cards that allow the identification of transactions in amounts greater than R$100,000.00 or which reveal patterns of activity that indicate a scheme to prevent identification; (9) maintain records of transaction activities in amounts greater than R$100,000.00 in cash or which reveal patterns of activity that indicate a scheme to prevent identification; and (10) notify the relevant authority of any transaction that may be deemed suspicious by the financial institution.
SUSEP Circular No. 445/2012 imposes similar internal controls and monitoring requirements upon insurance and capitalization companies, complementary pension companies, (entidades abertas de previdência complementar), cooperative companies (sociedades cooperativas), including those authorized to provide reinsurance services, in particular: (1) the monitoring of transactions involving politically prominent persons, terrorism and money laundering; (2) the prevention, monitoring and detection of suspicious transactions; (3) the registration of transactions with clients and beneficiaries, third parties and related parties; and (4) the validation of compliance mechanisms by internal auditing. Companies subject to this regulation are also required to appoint one of their Officers as head of compliance and register such individual in accordance with the Anti-Money Laundering Law and SUSEP Circular No. 445/2012.
Along the same lines, CVM Instruction No. 617 of December 5, 2019, as amended, or “CVM Instruction No. 617,” which entered into force on July 1, 2020, establishes, among other obligations, that persons who engage in, on a permanent or occasional basis, as a main or ancillary activity, cumulatively or not, the custody, issuance, distribution, settlement, trade, intermediation, consultancy or management of bonds or securities, and independent audit within the scope of the stock exchange market must adopt rules, procedures and internal controls in accordance with previously and expressly established procedures to confirm the registration information of its clients, keep such information updated and monitor the transactions carried out thereby, so as to prevent the use of the account by third parties and identify the end beneficiaries of the transactions, such entities shall also identify and closely monitor the business relations maintained with politically exposed person. Under CVM Instruction No. 617, the following should be monitored: (1) situations in which (a) it is not possible to maintain current their client registration information, (b) it is not possible to identify the ultimate beneficial owner of a transaction and/or (c) independent auditors are unable to undertake the verifications required by article 19 of CVM Instruction No. 617; (2) transactions in amounts incompatible with the transacting parties’ professional occupation, income, and/or equity/financial position (applicable to natural person); (3) transactions incompatible with the transacting parties’ economic activity, corporate purpose or income, when compared with the operational pattern adopted by clients with the same profile (applicable to legal entities); (4) repeated transactions between the same parties, through which one or all of the parties involved has registered consistent gains or losses; (5) transactions indicating a material discrepancy between the volume and/or frequency of the business of the parties involved; (6) transactions that may involve identity deception of the parties involved and/or their beneficiaries; (7) transactions that may indicate insubordinate acts committed by agents against their principals; (8) transactions reflecting a sudden and objectively unjustified change in the operations of the persons involved; (9) transactions reflecting a complexity and risk profile incompatible with the investment profile (suitability) of the client or its agent and/or the clients’ size and corporate purpose; (10) transactions carried out with the purpose of generating loss or gain for which there is no objective economic basis; (11) private transfers, without apparent reason, of funds and securities; (12) deposits or transfers made by third parties in order to settle client transactions or in order to provide collateral in transactions in future settlement markets; (13) payments made to third parties, in any form, by means of settlement of transactions or redemption of amounts deposited as collateral, registered in the client’s name; (14) transactions made with off-market prices; (15) transactions and situations related to people with suspicions to be involved with terrorist acts; (16) transactions with the participation of individuals residing, or entities organized, in countries that either do not follow or insufficiently follow the recommendations from the Financial Action Group against Money Laundering and Terrorism Financing – GAFI, or in countries with favorable taxation and subject to privileged tax regimes, pursuant to the regulation issued by the Brazilian Federal Revenue; (17) transactions settled in cash, if and where permitted; (18) transactions with individuals considered to be Politically Exposed Persons; (19) the business relationship maintained with Politically Exposed Persons, non-resident investors (especially when incorporated as trusts) and private banking; (20) the proposals of new relationships and operations with Politically Exposed Persons, including those from countries with which Brazil has a large volume of financial and commercial transactions, common borders or ethnic, linguistic or political proximity; (21) clients that have become, since the beginning of the relationship with the institution or have already initially been considered to be Politically Exposed Persons, and apply the treatment of items (18) and (19) above; and (22) the origin of the resources involved in the transactions of clients and beneficiaries identified as Politically Exposed Persons.
On March 3, 1998, the Federal Government created the Council of Control of Financial Activities, or the “COAF,” that was reviewed and changed in 2019 and in 2020. Pursuant to Federal Law No. 13,974/2020, COAF was transformed into the Brazilian Financial Intelligence Unit (Unidade de Inteligência Finceira), or “UIF.” UIF’s purpose is to verify, examine, identify and apply administrative penalties to any suspicious or unlawful activities related to money laundering in Brazil, without prejudice to the jurisdiction of other bodies and entities, as well as report suspicious activities to the prosecutors and the police. UIF’s full commission is composed of a president appointed by the President of the Central Bank and by a representative of each one of the following bodies and entities: (1) the Central Bank; (2) the CVM; (3) the Ministry of Foreign Relations; (4) SUSEP; (5) the Federal Revenue Office; (6) the Federal Police Department; (7) the Brazilian Intelligence Agency; (8) the Comptroller General; and (9) the National Treasury Attorney-General’s Office. The term of office for each member is three years, with the option of reelection.
The financial institutions shall inform UIF (necessarily without informing its client) of certain transactions that present the characteristics established in the Central Bank Circular No. 3,461, Instruction No. 617 and Circular SUSEP No. 445/2012, under the suspicion of money laundering.
The same obligation is imposed upon asset managers (such as XP Gestão, XP Advisory, XP LT Gestão de Recursos Ltda., XP PE Gestão de Recursos Ltda., XP Vista and XP Allocation Asset Management Ltda.) and insurance companies and insurance brokers (such as XP CS and XP VP).
Bank Secrecy
Brazilian financial institutions, by virtue of Supplementary Law No. 105 of January 10, 2001, are also subject to strict secrecy rules on transactions, and are required to preserve the confidential nature of their assets and liabilities transactions and of the services provided to their clients. The only circumstances under which the information regarding clients, services or transactions of the financial institutions may be disclosed to third parties are as follows: (1) disclosure of confidential information with the express consent of the interested parties; (2) exchange of information between financial institutions for data registration purposes, including through risk assessment centers, subject to the rules issued by the CMN and the Central Bank; (3) the supply, to credit protection entities, of information included in the register of issuers of rubber checks and debtors, subject to the rules issued by the CMN and the Central Bank; (4) disclosure of the occurrence or suspicion of unlawful criminal or administrative acts, among others; (5) reporting of information addressed by article 11, paragraph 2 of Law No. 9,311 of October 24, 1996; (6) reporting of information in accordance with the conditions foreseen in articles 2, 3, 4, 5, 6, 7 and 9 of Supplementary Law No. 105 of January 10, 2001; and (7) reporting of financial and payment data related to credit operations and completed or ongoing payment obligations from individuals or legal entities to database administrators for the purpose of credit history formation.
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
Central Bank Circular No. 3,461, SUSEP Circular No. 445/2012 and CVM Instruction No. 617 define Politically Exposed Persons as any government agent who, in the last five years, has held or is holding, in Brazil or in foreign territories relevant government positions, jobs or public office, as well as their representatives, family members and other closely related persons.
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
Independent Auditors in Brazil
Pursuant to CMN Resolution No. 3,198 of May 27, 2004 as amended, or “CMN Resolution No. 3,198,” all financial institutions must be audited by independent auditors. The financial institutions may only hire independent auditors registered with the CVM and certified as experts in banking analysis by the Central Bank. After such auditors have issued opinions auditing the financial statement of a certain financial institution for up to five consecutive fiscal years, the Auditor’s team, including managers, supervisors or any members with managerial positions, must be replaced.
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
The Brazilian legislation, in certain circumstances, allows the creation of a single audit committee for the financial operating companies (such as XP CCTVM and Banco XP) of an economic group.
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
Whistleblowing/Hotline
Pursuant to CMN Resolution No. 4,567 of April 27, 2017, financial institutions (such as XP CCTVM and Banco XP) are required to have a whistleblower hotline (canal de denúncias), through which their employees, clients, contractors and/or suppliers may anonymously report situations involving potential illicit activities of any nature related to the financial institution. Accordingly, financial institutions are required to appoint a responsible department for forwarding all reported events to the appropriate departments for further handling. This department is also required to prepare reports semiannually detailing, at minimum, the following information relating to each reported event: (1) number of reported events and their nature; (2) the relevant departments that handled them; and (3) the average time frame and relevant measures adopted to solve them. Such reports must be (a) approved by the board of directors of the financial institution or, absent the board of directors, by its officers; and (b) made available to the Brazilian Central Bank for at least five years.
Foreign Investment in National Financial Institutions
In accordance with Article 192 of the Constitution, Article 52, II, of the Brazilian Transitory Constitutional Rulings enacted in 1988, or “ADCT,” foreign investors (regardless of being an individual or entity and irrespective of their nationality) are prevented from controlling, acquiring or increasing equity interest held in a Brazilian financial institution, directly or indirectly, unless there is a bilateral international treaty or such foreign acquisition or increase is in the interest of the Brazilian government. Until September 26, 2019, the interest of the Brazilian government for such foreign acquisition of voting or nonvoting equity interest in financial institutions was determined by specific Presidential Decree. On September 26, 2019, the Brazilian president enacted Decree No. 10,029, transferring to the Central Bank the authority to approve foreign investments in Brazilian financial institutions, eliminating the necessity of specific presidential decree on a case-by-case basis. Decree 10,029 was regulated by Circular No. 3,977 of January 22, 2020, providing that the acquisition of voting or nonvoting equity interest in a Brazilian financial institution by foreign investors, held directly or indirectly, will depend only on the Central Bank’s prior approval. On November 13, 2019, the Central Bank authorized direct or indirect foreign investments in XP CCTVM and Banco XP of up to 100% of their respective capital stock.
Furthermore, a Presidential Decree of December 9, 1996, declared that it is in the interest of the Brazilian government to allow foreign investors to acquire non-voting shares issued by Brazilian financial institutions that are traded on a stock exchange. Such Decree is generally applicable to all Brazilian financial institutions.
Corporate Interest Held by Financial Institutions in Nonfinancial Companies
Pursuant to CMN Resolution No. 2,723 of May 31, 2000, as amended, or “CMN Resolution No. 2,723,” financial institutions may only directly or indirectly hold equity in legal entities (incorporated locally or abroad) that supplement or subsidize the financial institutions’ activities, provided they obtain prior authorization from the Central Bank and that the invested entity does not hold, directly or indirectly, equity of the referred financial institution. However, this requirement for authorization does not apply to (1) equity interests typically held in the investment portfolios of investment banks, development banks, development agencies (agências de fomento) and multiservice banks with investment or development portfolios; and (2) temporary equity interests not registered as permanent assets and not subject to consolidation of the financial institution.
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
Legislation Applicable to Insurance Brokerage Firms in Brazil
XP VP is a Brazil-based insurance company formed in 2018 and licensed by SUSEP to operate in the life and private pension lines, focusing primarily on the distribution of its products to individuals through XP’s proprietary digital platform. As a local insurer, XP Seguros is subject to the insurance laws and regulation generally applicable to life and private pension carriers in Brazil.
XP CS is an insurance brokerage company focused on life and pension insurance brokerage, duly licensed by SUSEP to operate in the insurance market as per SUSEP Circular Letter No. 510 of January 22, 2015, and registered with SUSEP under No. 10,0628468. Therefore, it is subject to the applicable legislation and regulation applicable to insurance brokers.
Insurance companies such as XP Seguros and XP VP are required to be duly licensed by SUSEP in order to operate in any given insurance field and are subject to the local legal and regulatory framework governing their operations, governance, solvency, products, accounting, actuarial standards and other technical aspects of their business. By engaging in the insurance business, XP Seguros is subject to a number of regulatory risks, such as (1) changes in solvency and minimum capital regulation, which could result in the need for increased capital to cover new solvency requirements and/or in the divestment of certain classes of assets; (2) changes in product regulation, which could materially alter the way in which the company’s products are created, sold or operated in general; (3) intervention and/or liquidation proceedings by SUSEP in the event of solvency-sensitive scenarios, which could lead to material deviations or interruptions to the company’s ordinary course of business and/or regulatory sanctions upon the company and its management; and (4) incurrence of fines and other penalties (such as temporary suspension of activities or license cancellation) imposed by SUSEP for perceived breaches of applicable regulation, among others.
Insurance brokerage firms such as XP CS must obtain SUSEP registration and authorization for their operations, pursuant to the rules in force and in accordance with Law No. 4,594 of December 29, 1964, as amended, or “Law No. 4,594/64” and Decree-Law No. 73/66. The insurance broker, whether an individual or legal entity, is the intermediary legally authorized to solicit and promote insurance contracts accepted by the current legislation, between the insurance companies and individuals or public or private legal entities. Only duly qualified insurance brokers pursuant to Law No. 4,594/64 that have signed the insurance proposal shall be paid the brokerage fees related to each insurance modality, based on the respective tariffs, including in case of adjustment to the issued premium.
It is not mandatory that an insurance brokerage company sells its insurance through intermediation. Such companies may seek clients directly. However, when a direct sale of insurance occurs, a fee must be paid to FUNENSEG. The Brazilian legislation does not establish a minimum brokerage fee in such cases.
Under the applicable regulation, insurance brokerage companies, such as XP CS, are obligated to prove technical certification of all their employees and workers who directly participate in the regulation and settlement of insurance claims, customer service and direct sales of insurance, capitalization and open supplementary pension products. Such certification shall be provided by an institution of recognized technical capacity, duly accredited by SUSEP.
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
XP Investments is registered as a securities broker-dealer with the SEC and in twenty-seven U.S. states and territories, and is a member of FINRA, a self-regulatory organization, or “SRO,” subject to SEC oversight. Consequently, XP Investments and its personnel are subject to extensive requirements under the Exchange Act, state securities laws and SEC and FINRA rules, including requirements relating to, among other things, sales and trading practices, recordkeeping, anti-money laundering, financial and other reporting, supervision, misuse of material nonpublic information and the conduct and qualifications of certain personnel. SEC-registered broker-dealers are also subject to capital requirements, which mandate that they maintain minimum levels of capital, or “net capital,” and effectively require that a significant portion of a broker-dealer’s assets be kept in relatively liquid form. SEC and FINRA rules also require notification when a broker-dealer’s net capital falls below certain predefined criteria, limit the ratio of subordinated debt to equity in a broker-dealer’s regulatory capital composition and constrain the ability of a broker-dealer to expand its business or distribute capital under certain circumstances.
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
XP Private – Switzerland
XP Private (Europe) S.A., or “XP Private Geneva” is an independent portfolio management firm member of ARIF, a self-regulatory organization recognized by the Swiss Financial Market Supervisory Authority, or “FINMA,” duly approved to conduct its activities in Switzerland. The authorization of XP Private Geneva does not contemplate professional asset management of investment funds portfolios in Switzerland.
FINMA is the independent regulator of financial markets in Switzerland with the aim of protecting creditors, investors and insured persons. It supervises banks, insurance companies, stock exchanges, investment funds and their managers and administrators. FINMA also regulates insurance distributors and intermediaries.
XP Investments UK LLP and XP Private UK – United Kingdom
XP Investments UK LLP is registered at New Penderel House, 4th Floor, 283-288 High Holborn, London WC1V 7HP and has 1 Poultry, London EC2R 8EN, United Kingdom as its commercial place of business. XP Investments UK LLP is authorized by the FCA to advise and deal in investments as an arranger since April 10, 2017 and to deal in investments as an agent and principal for eligible counterparties and professional clients since August 1, 2019.
XP Private UK used to be an appointed representative of NEA and acted as an agent of NEA, which is duly authorized and regulated by the FCA. As an appointed representative, XP Private UK was not directly authorized by the FCA to provide regulated products and services in the United Kingdom. However, it was permitted to carry out certain regulated activities as an appointed representative of NEA. NEA was responsible for ensuring that such regulated activities were carried out in accordance with the relevant regulatory requirements. Consequently, XP Private UK was required to operate its business in accordance with the regulatory requirements applicable to NEA.
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
C.    Organizational Structure
We are a Cayman Islands exempted company incorporated with limited liability on August 29, 2019 for purposes of effectuating our initial public offering. At the time of our incorporation, XP Controle (the predecessor-in-interest to XP Control), Itaú Unibanco (the predecessor-in-interest to ITB Holding and Itaú Unibanco Holding), G.A. Brasil IV Fundo de Investimento em Participações (the predecessor-in-interest to GA Bermuda) and DYNA III held 2,036,988,542 shares (prior to giving effect to the Share Split) of XP Brazil, which were all of the shares of XP Brazil, our Brazilian principal non-operating holding company.

The table below is a list of our subsidiaries, joint ventures and associated companies:

				Direct and indirect interest
Name	Principal activities	Country	Investment type	2021	2020	2019

XP Investimentos S.A.	Holding	Brazil	Directly	100.00%	100.00%	100.00%
XP Investimentos Corretora de Câmbio, Títulos e Valores Mobiliários S.A.	Broker-dealer	Brazil	Indirectly	100.00%	100.00%	100.00%
XP Vida e Previdência S.A.	Private pension and insurance	Brazil	Indirectly	100.00%	100.00%	100.00%
Banco XP S.A.	Multipurpose bank	Brazil	Indirectly	100.00%	100.00%	100.00%
XP Controle 3 Participações S.A.	Financial Holding	Brazil	Indirectly	100.00%	100.00%	100.00%
XPE Infomoney Educação Assessoria Empresarial e Participações Ltda.	Digital Content services	Brazil	Indirectly	100.00%	100.00%	99.99%
Tecfinance Informática e Projetos de Sistemas Ltda.	Rendering of IT services	Brazil	Indirectly	99.73%	99.76%	99.76%
XP Corretora de Seguros Ltda.	Insurance Broker	Brazil	Indirectly	99.99%	99.99%	99.99%
XP Gestão de Recursos Ltda.	Asset management	Brazil	Indirectly	94.90%	94.80%	93.70%
XP Finanças Assessoria Financeira Ltda.	Investment consulting service	Brazil	Indirectly	99.99%	99.99%	99.99%
Infostocks Informações e Sistemas Ltda.	Mediation of information systems	Brazil	Indirectly	99.99%	99.99%	99.99%
XP Advisory Gestão Recursos Ltda.	Asset management	Brazil	Indirectly	99.54%	99.50%	99.57%
XP Vista Asset Management Ltda.	Asset management	Brazil	Indirectly	99.50%	99.45%	99.42%
XP Controle 4 Participações S.A.	Insurance holding	Brazil	Indirectly	100.00%	100.00%	100.00%
XP Investments UK LLP	Inter-dealer broker and Organized Trading Facility (OTF)	UK	Indirectly	100.00%	100.00%	100.00%
Sartus Capital LTD	Investment advisor	UK	Indirectly	100.00%	100.00%	100.00%
XP Holding UK Ltd	International financial holding	UK	Indirectly	100.00%	100.00%	100.00%
XP Investments US, LLC	Broker-dealer	USA	Indirectly	100.00%	100.00%	100.00%
XP Holding International LLC	International financial holding	USA	Indirectly	100.00%	100.00%	100.00%
XP Advisory US	Investment advisor	USA	Indirectly	100.00%	100.00%	100.00%
XP PE Gestão de Recursos Ltda.	Asset management	Brazil	Indirectly	98.70%	98.70%	—%
XP LT Gestão de Recursos Ltda.	Asset management	Brazil	Indirectly	92.00%	92.00%	—%
Carteira Online Controle de Investimentos Ltda. - ME	Investment consolidation platform	Brazil	Indirectly	99.99%	99.99%	—
Antecipa S.A	Receivables Financing Market	Brazil	Indirectly	100.00%	100.00%	—%
XP Allocation Asset Management Ltda.	Asset management	Brazil	Indirectly	99.99%	99.99%	—%
Track Índices Consultoria Ltda.	Index Provider	Brazil	Indirectly	100.00%	100.00%	—
XP Eventos Ltda.	Media and Events	Brazil	Indirectly	99.90%	99.00%	—
DM10 Corretora de Seguros Ltda.	Insurance Broker	Brazil	Indirectly	100.00%	100.00%	—
Du Agro Holdings S.A.	Agribusiness platform	Brazil	Joint Venture	49.00%	49.00%	—
Wealth High Governance Holding de Participações S.A.	Financial Holding	Brazil	Associate	49.00%	49.00%	—
O Primo Rico Mídia, Educacional e Participações Ltda.	Digital content services	Brazil	Associate	29.26%	20.00%	—
XP Comercializadora de Energia Ltda.	Energy trading	Brazil	Indirectly	100.00%	—%	—
Instituto XP	Non-profit entity	Brazil	Indirectly	100.00%	—%	—
XPAC Acquisition Corp.	Special Purpose Acquisition (SPAC)	USA	Indirectly	20.00%	—%	—
XP Distribuidora de Títulos e Valores Mobiliários	Securities dealer	Brazil	Indirectly	100.00%	—%	—
Instituto de Gestão e Tecnologia da Informação Ltda.	Educational content services	Brazil	Indirectly	100.00%	—%	—
Xproject Participações S.A.	Educational Content Holding	Brazil	Indirectly	100.00%	—	—
XPAC Sponsor LLC	Special Purpose Acquisition (SPAC) Sponsor	Cayman	Directly	100.00%	—	—
XProject LTD	Holding	Cayman	Directly	100.00%	—	—
Xperience Market Services LLC	Non-operational	USA	Indirectly	—	100.00%	100.00%
Chamaleon Bravery Unipessoal LDA	Investment Advisor (pending regulatory approval)	Portugal	Indirectly	—	100.00%	100.00%
Leadr Serviços Online Ltda.	Social media	Brazil	Indirectly	—	99.99%	99.99%
Spiti Análise Ltda.	Research	Brazil	Indirectly	—	95.00%	99.99%
XP Private (Europe) S.A.	Investment advisor	Switzerland	Indirectly	—	100.00%	100.00%
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
As of December 31, 2021, we did not own any Brazil-issued patents or copyrights. We own a number of trademarks including XP, XP Investimentos, XP Private, RICO, CLEAR CORRETORA DE VALORES, INFOMONEY and TECFINANCE, and other valuable trademarks and designs covering various brands, products, programs and services, including EXPERT CONVENÇÃO NACIONAL XP INVESTIMENTOS, EXPLICA ANA and PRIMO RICO. We also own a number of domain names registered in Brazil, including “xp.com.br,” “leadr.com.br,” “rico.com.br,” “clear.com.br” and “infomoney.com.br,” and abroad such as “xpi.us.” As of December 31, 2021, we held a 29.2% equity interest in “O Primo Rico Midia, Educacional e Participações Ltda.,” with the remaining interest held by our partner, Thiago Lolkus Nigro.
As of the date of this annual report, our application to register the trademark “XP Inc.” in the United States is pending approval by the relevant authority.
Properties
Our corporate headquarters are located in Rio de Janeiro, we have an executive office located in Belo Horizonte and our principal executive offices, which include the majority of our product development, sales, marketing and business operations, are located in São Paulo. Our principal executive offices consist of approximately 129,895 square feet of space under a lease that expires in December 2027. We also have offices in other locations, including offshore in the United States of America and believe our facilities are sufficient for our current needs.
As of December 31, 2021, we had a services agreement with a data center service provider for the provision of data services to us from its data centers in the cities of Barueri and Santana do Parnaíba, in the State of São Paulo, Brazil (which are located approximately five miles apart).
We believe that our facilities are suitable and adequate for our business as presently conducted; however, as a result of our periodic review of our facility requirements, our capital expenditures may increase through the construction of Villa XP, to support the growth in our business and operations. We expect to continue our periodical review of our facility requirements and may acquire new space to meet the needs of our business or consolidate and dispose of facilities that are no longer required.
ITEM 4A. UNRESOLVED STAFF COMMENTS
Not applicable.
ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS
The following discussion of our financial condition and results of operations should be read in conjunction with our audited consolidated financial statements as of December 31, 2021 and 2020 and for each of three years in the period ended December 31, 2021 and the notes thereto, included elsewhere in this annual report.
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
A.    Operating Results
Overview
XP is a leading, technology-driven platform and a trusted provider of low-fee financial products and services in Brazil. We have developed a mission-driven culture and a revolutionary business model that we believe provide us with strong competitive advantages in our market. We use these to disintermediate the legacy models of traditional financial institutions by educating new classes of investors, democratizing access to a wider range of financial services, developing new financial products and technology applications to empower our clients, and providing what we believe is the highest-quality customer service experience in the industry in Brazil. We believe we have established ourselves as the leading alternative to the traditional banks, with a large ecosystem of retail investors, institutions and corporate issuers in local and international markets, with offices in Brazil, New York, Miami, London, Lisbon and Geneva.

Our revolutionary XP Model has been developed over the course of our evolution and enables us to go to market in a very different way from the legacy models of the large traditional financial institutions. We believe our model provides us with a unique value proposition for our clients and partners and has enabled us to instill trust in the XP brands and begin to change the way investment services are sold in Brazil. This proprietary approach incorporates a unique combination of capabilities, services and technologies to deliver a highly differentiated and integrated client experience, with significant operating efficiency advantages that have enabled us to scale and grow profitably.
Our technology-driven business model is asset-light and highly scalable. This enables us to generate scale efficiencies from increases in total AUC. We conduct most of our business online and through mobile applications and emphasize operational efficiency and profitability throughout our operations. These operating efficiencies enable us to generate strong cash flow in various market conditions, allowing us to continue investing in the growth of our business. Our business requires minimal capital expenditures to facilitate growth, with expenditures amounting to 2.9% for the year ended December 31, 2021, a decrease from 3.6% of net revenues in 2020.
Key Business Metrics
The following table sets forth our key business metrics as of and for the periods indicated. These supplemental business metrics are presented to assist investors to better understand our business and how it operates.

	As of and for the year ended December 31,
	2021	2020	2019

Client activity metrics
Retail – AUC (in R$ billions)	815	660	409
Retail – active clients (in R$ thousands)	3,416	2,777	1,702
Retail – gross total revenues (in R$ millions)	9,864	6,271	3,676
Institutional – gross total revenues (in R$ millions)	1,277	1,210	802
Issuer Services – gross total revenues (in R$ millions)	1,043	688	507
Digital Content – gross total revenues (in R$ millions)	99	130	112
Other – gross total revenues (in R$ millions)	516	413	420

Company financial metrics
Gross revenue and income (in R$ millions)	12,799	8,711	5,518
Total revenue and income (in R$ millions)	12,077	8,152	5,128
Gross Margin (%)(1)	70.8%	66.9%	68.7%
Adjusted EBITDA (in R$ millions)(2)	4,848	2,918	1,679
Adjusted EBITDA Margin (%)(3)	40,1%	35.8%	32.7%
Adjusted Net Income (in R$ millions)(2)	4,003	2,270	1,074
Adjusted Net Margin (%)(4)	33,1%	27.8%	20.9%

Revenues from selected products (5)
Total gross revenue from Selected Products (in R$ millions) (5)	582	194	78
Pension Funds (in R$ millions)	227	134	78
Credit Cards (in R$ millions)	180	—	—
Credit operations (in R$ millions)	116	17	—
Insurance (in R$ millions)	60	43	—

(1)	Calculated as total revenue and income less operating costs, including expected credit losses, and divided by total revenue and income.
(2)	For a reconciliation of our Adjusted EBITDA and Adjusted Net Income, see “—Non-GAAP Financial Measures.”
(3)	Calculated as Adjusted EBITDA divided by total revenue and income.
(4)	Calculated as Adjusted Net Income divided by total revenue and income.
(5)	All Revenues from selected products are contained within Retail Revenues.

The following table sets forth additional business metrics as of and for the years indicated, related to Retail AUM (as defined herein). These supplemental business metrics are presented to assist investors to better understand our business and how it operates.

	As of and for the year ended December 31,
	2021	2020	2019

Retail – AUM (in R$ billions)	119.0	71.9	44.7
Mutual and Hedge Funds	57.4	32.3	21.6
Hedge Funds (Fundo de Investimento Multimercado)	27.8	11.5	9.8
Equity Funds (Fundo de Investimento em Ações)	7.9	5.0	3.2
Fixed Income Funds (Fundo de Investimento Renda Fixa)	19.1	14.6	8.5
Other Funds	2.6	1.1	0.1
Private Equity Funds	1.8	1.3	—
Exclusive Funds	32.8	18.9	11.3
Pension Funds	11.8	7.2	4.6
Investment Clubs	2.8	2.8	1.4
Managed Portfolios	12.4	9.5	5.8
Total Retail – AUM as a % of Retail AUC (%)	14.6%	11.1%	10.9%
Retail – AUM Weighted Average Management Fee (% p.a.)	0.5%	0.6%	0.8%
Mutual and Hedge Funds	0.5%	0.8%	1.1%
Hedge Funds (Fundo de Investimento Multimercado)	0.6%	1.2%	1.4%
Equity Funds (Fundo de Investimento em Ações)	0.9%	1.2%	1.8%
Fixed Income Funds (Fundo de Investimento Renda Fixa)	0.1%	0.2%	0.4%
Other Funds	0.5%	0.6%	0.7%
Exclusive Funds	0.3%	0.4%	0.3%
Pension Funds	0.7%	0.7%	1.0%
Private Equity Funds	1.3%	0.7%	—
Investment Clubs	0.6%	0.8%	1.2%
Managed Portfolios	0.4%	0.3%	0.4%
Total management fees, gross of taxes (in R$ millions)(1)	1,490	1,224	1,035
From funds and portfolios managed by our asset managers	782	591	538
Percentage of total management fees	52%	48%	52%
From third-party funds (distribution fees)	708	633	497
Percentage of total management fees	48%	52%	48%

(1)	Consist of (a) fixed and performance-based management fees from mutual funds managed by our asset managers and sold to our retail clients; (b) fees from distributions (rebates from fixed and performance-based management fees) of funds managed by third-party asset managers to our retail clients; and (c) fixed management fees from XP Advisory managed portfolios and exclusive funds for high net worth retail clients.
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

Retail – Assets Under Management, or “AUM”
Retail AUM is a component of Retail AUC, and represents the market value of (1) retail client assets invested in mutual, hedge, private equity and pension funds managed by XP Gestão, XP LT Gestão de Recursos Ltda., XP PE Gestão de Recursos Ltda., XP Allocation Asset Management Ltda. and XP Vista, (2) high net worth retail clients allocated in managed portfolios and exclusive funds managed by XP Advisory, and (3) investment clubs. AUM varies from period to period based on (a) the amount of cash and assets transferred into, and out of, these assets; and (b) fluctuation of net asset values of funds and market prices of securities within portfolios.
Retail – Active Clients
Active clients are the number of total clients served through XP, Rico, Clear and XP Investments brands, with an AUC above R$100.00 or that have transacted at least once in the last thirty days. The majority of clients are individuals, but we also include retail, small and medium-sized enterprise clients and corporate clients that have investment accounts with us.
Retail – Gross Total Revenues
Retail gross total revenues include all types of revenue and income streams directly related to retail clients, including, but not limited to: (1) management and performance fees from funds managed by our asset managers, and rebates from management and performance fees from mutual funds managed by third-party asset managers, that are distributed to our retail clients; (2) rebates from management fees from pension funds issued by third-party insurance companies or XP VP that are distributed to our retail clients; (3) management fees from exclusive funds of high net worth retail clients; (4) brokerage commissions earned on trading of stock, futures and derivatives listed on the B3 (although we charge zero commissions on self-directed trading of equities on Rico and Clear, and of futures on the three brands); (5) securities placement fees earned on COE sales to retail clients; (6) the distribution fee component from securities placement fees earned on the sale of fixed income and equity securities to retail clients; (7) net income from corporate, bank and government fixed income securities and from derivatives sold to retail clients; (8) interest income from credit products, such as loans and credit cards (interchange fees included), and (9) net income earned on Floating Balances, which allocate to overnight and other highly liquid investments. A portion of our management fees is calculated based on the performance of the mutual funds we manage or distribute.
Institutional – Gross Total Revenues
Institutional gross total revenues include all types of revenue and income streams directly related to Institutional clients — asset managers, pension fund managers, bank treasuries and private client desks, single and multi-family offices, corporate client treasuries, municipal and state pension fund managers and insurance companies, among others. These clients, across all regions such as Asia, Europe, the United States and Latin America (mainly Brazil), are served through our onshore and offshore trading desks and dedicated support teams in São Paulo, New York and London, both via electronic trading and voice platforms, and access a wide range of products and services, including products such as equities (cash, derivatives, stocks lending and index), fixed income government and corporate bonds, FX (spot, NDF, futures, derivatives), rates (futures, swaps and derivatives), commodities, XP Gestão and XP Vista mutual funds, among others. Therefore, we include in this line: (1) brokerage commissions on trades by Institutional clients; (2) the distribution fee component out of securities placement fees earned on the sale of fixed income and equity securities to Institutional clients; (3) management fees from funds managed by our asset managers and XP Vista and sold to Institutional clients; and (4) net income from corporate, bank and government fixed income securities and from derivatives sold to Institutional clients, among others. A portion of our management fees are calculated based on the performance of the mutual funds we manage or distribute.
Issuer Services – Gross Total Revenues
Issuer Services gross total revenues include capital markets security placement fees earned from corporate clients that hire XP for structuring, underwriting or placement of debt (such as Debentures, Infrastructure Bonds, CRIs, CRAs, FIDCs, LFs) or equity securities (IPOs, follow-ons, block trades and tender offers), the majority of which are sold to our retail clients given the breadth and reach of our platform. Issuer Services revenues also include services such as M&A advisory and structured finance operations.
Digital Content – Gross Total Revenues
Digital Content gross total revenues primarily include revenues from (1) selling XP Educação educational courses and content to retail clients and to non-client individuals; (2) selling branded content articles, direct media advertisements on websites or mobile sites, Infomoney TV insertions, and other advertising and digital content fees generated by Infomoney; and (3) selling research reports and educational courses to retail clients and other non-client subscribers originated by Spiti.

Other – Gross Total Revenues
We include in Other gross revenues and income not allocated to Retail, Institutional, Issuer Services and Digital Content solution categories, such as principal trading operations, which consists of investing our own net cash balances (referred to as our Adjusted Gross Financial Assets) in low-risk securities, arbitrage transactions and other investments with limited exposure to market risk.
Review of 2021 Results
Retail – Our number of active clients increased 23%, from 2,777 thousand as of December 31, 2020 to 3,416 thousand as of December 31, 2021, with XP and Rico growing above average and a slower growth in Clear, due to lack of momentum in the equity markets. The combined number of trades for the year ended December 31, 2021 was 677 million, with a daily average of 2.7 million, which represents an increase of 10.5% and 9%, respectively, compared with the year ended December 31, 2020, during which the total number of trades was 612 million, and a daily average of 2.4 million. Driven by a monthly average net inflow of R$19.2 billion, our AUC increased 23% from R$660 billion as of December 31, 2020 to R$815 billion as of December 31, 2021. Our AUM increased 65%, from R$71.9 billion as of December 31, 2020 to R$119 billion as of December 31, 2021 (65% of our Retail AUC), a R$47.0 billion increase, which was comprised of (1) R$39.0 billion from mutual and exclusive funds, (2) R$0.5 billion from private equity funds, (3) R$4.7 billion from pension funds, (4) R$2.9 billion from managed portfolios, and (5) no relevant change from investment clubs. The increase in AUM during the period was driven by (1) the development of the pension funds business through XP Vida & Previdência, (2) the launching of new funds at XP Asset, (3) the maturing of existing funds, and (4) increased focus on products managed by our asset managers on our platform. Also, there’s a natural organic growth due to the expansion of our client base. Retail Gross Total Revenues increased 57% from R$6,271 million for the year ended December 31, 2020 to R$9,864 million for the year ended December 31, 2021, attributable mostly to (1) growth in the client base and total AUC and (2) increased performance from products such as fixed income, structured products and debt issuances. Revenue mix has been on par for most of the year, with increased demand for fixed income products and stable trading volumes in equities and futures. The weighted average management fee of our AUM decreased 10 bps, from 0.6% as of December 31, 2020 to 0.5% as of December 31, 2021, driven by the change of different types of funds, coupled with changes in their management fees, with decreases in mutual and hedge funds’ fees (-22 bps), pension funds (-7 bps) and investment clubs (-18 bps), and increases in private equity funds’ fees (+56 bps) and managed portfolio (+6 bps). Exclusive funds average fees remained stable.
Institutional – gross revenues totaled R$1,277 million for the year ended December 31, 2021, a 6% increase from R$1,210 million for the year ended December 31, 2020. This increase was primarily attributable to the increase in the results of the fixed income, currency and commodities, or “FICC” desk.
Issuer Services – gross revenues totaled R$1,043 million for the year ended December 31, 2021, a 52% increase from R$688 million for the year ended December 31, 2020. This increase was primarily attributable to the strong deal flow, especially in debt capital markets, or “DCM.” Although market conditions may affect our equity capital markets results in the short-term, the DCM division is expected to benefit from the demand of corporate clients for alternative funding sources. Furthermore, as we see our recent M&A initiative starting to flourish, we have taken steps towards consolidating ourselves as one of the main players in investment banking services in Brazil, with a complete and robust offering of services for our clients.
Digital Content – gross revenues totaled R$99 million, a 24% decrease from R$130 million for the year ended December 31, 2020. This decrease was primarily attributable to the decrease in in-person events and courses.
As a result, our total revenue and income increased 48%, from R$8,152 million for the year ended December 31, 2020 to R$12,077 million for the year ended December 31, 2021. Gross margin increased slightly from 66.9% to 70.8%, due to a favorable mix in product and channel mix during the year. The year ended December 31, 2021 was also marked by an increase in technology solutions and infrastructure and in expanding our employee base. Selling expenses increased 69% to R$227 million for the year ended December 31, 2021 and administrative expenses increased 56% to R$4,693 million for the same period, driven by share-based compensation expenses. In line with lower operating costs, general and administrative expenses and taxes also grew less than revenues, resulting in a 73% net income growth, from R$2,081 million for the year ended December 31, 2020 to R$3,592 million for the year ended December 31, 2021, and a net margin increase from 25.5% to 29.7%, respectively.

Review of 2020 Results
Retail – Our number of active clients increased by approximately 63% from 1,702 thousand as of December 31, 2019 to 2,777 thousand as of December 31, 2020, primarily due to the expansion of our direct and B2B channels and our three retail brands, particularly Clear, following the increased number of individual investors trading on the stock market. This increased equitization in our market (being an increased penetration of equities as an asset class for retail investors in Brazil), derived from the continued reductions in the SELIC rate coupled with the equity market increase and subsequent volatility triggered by the current COVID-19 pandemic, drove an acceleration of the number of clients and trades flowing through our platform, including stocks, REITs, options and futures. The combined number of trades for the year ended December 31, 2020 was 612 million, or a daily average of 2,449 thousand, which represents an increase of 150% and 151%, respectively, compared with the year ended December 31, 2019, during which the total number of trades was 247 million, or a daily average of 978 thousand. Driven by a monthly average net inflow of R$16 billion, our AUC increased by 61% from R$409 billion as of December 31, 2019 to R$660 billion as of December 31, 2020. Our AUM increased by 64%, from R$44.7 billion as of December 31, 2019 to R$73.4 billion as of December 31, 2020 (11.1% of our Retail AUC), comprising (1) R$52.7 billion from mutual and exclusive funds, (2) R$1.3 billion from private equity funds, (3) R$7.2 billion from pension funds, (4) R$9.5 billion from managed portfolios, and (5) R$2.8 billion from investment clubs. The increase in AUM during the period was driven by initiatives and new products in our asset management business, such as our recently launched private equity fund, the development of the pension funds business through XP Vida & Previdência and further expansion in the private banking business through exclusive funds. Retail Gross Total Revenues increased by 60% from R$3,676 million for the year ended December 31, 2019 to R$6,271 million for the year ended December 31, 2020, driven by (a) equity brokerage reflecting increased retail trading volumes; (b) increase in revenue from structured products and structured notes; (c) fixed income reflecting increased secondary trading volumes; (d) rising management fees from funds due to AUC growth; and (e) REITs distribution. The weighted average management fee of our AUM decreased from 0.8% as of December 31, 2019 to 0.6% as of December 31, 2020, driven mainly by (i) the change in mix, given (A) above average growth of 81% in exclusive funds, which is a class with lower fees (0.4%) than average (0.6%), and (B) below average growth of 17% in hedge funds, which is a class with higher fees (1.2%) than average (0.6%); (ii) decreases in the average fee in pension funds, from 1.0% to 0.7%, and in equity funds from 1.8% to 1.2%. The weighted average management fee of the third-party funds that we distribute through our platform (of which we typically receive a portion as distribution fees) increased from 1.2% as of December 31, 2019 to 1.4% as of December 31, 2020.
Institutional – gross revenues totaled R$1,210 million for the year ended December 31, 2020, a 51% increase from R$802 million for the year ended December 31, 2019. This increase was primarily attributable to the increase in equity trading volume of our Brazilian trading desks following the overall increase in trading volumes on the B3 (74% increase in equities average daily trading volume, or “ADTV,” and a 11% increase in listed derivatives when compared to the year ended December 31, 2019).
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
As a result, our total revenue and income increased 59%, from R$5,128 million for the year ended December 31, 2019 to R$8,152 million for the year ended December 31, 2020. Gross margin decreased slightly from 66.9% to 68.7%, due to revenue mix coming from our channels. The year ended December 31, 2020 was also marked by an increase in technology solutions and infrastructure and in expanding our employee base. Selling expenses decreased 13% to R$135 million for the year ended December 31, 2020 and administrative expenses increased 59%, driven by share-based compensation expenses, to R$3,014 million for the same period. While operating costs grew more than total revenue and income, expenses and taxes grew less, resulting in a 91% net income growth, from R$1,089 million for the year ended December 31, 2019 to R$2,081 million for the year ended December 31, 2020, and a net margin expansion from 21.2% to 25.5%, respectively.
Non-GAAP Financial Measures
This annual report presents our Floating Balance, Adjusted Gross Financial Assets, Adjusted EBITDA and Adjusted Net Income and their respective reconciliations for the convenience of investors, which are non-GAAP financial measures. A non-GAAP financial measure is generally defined as a numerical measure of historical or future financial performance, financial position or cash flows that purports to measure financial performance but excludes or includes amounts that would not be so adjusted in the most comparable GAAP measure. For further information on why our management chooses to use these non-GAAP financial measures, and on the limits of using these non-GAAP financial measures, please see “Presentation of Financial and Other Information—Special Note Regarding Non-GAAP Financial Measures.”

Floating Balance

	As of December 31
	2021	2021	2020	2019
	(US$)(1)	(R$)
	(in millions)

(+) Securities trading and intermediation (Liabilities)	2,795	15,598	20,303	9,115
(-) Securities trading and intermediation (Assets)	(252)	(1,406)	(1,052)	(505)
Floating Balance	2,543	14,192	19,252	8,610

(1)
For convenience purposes only, amounts in reais as of December 31, 2021 have been translated to U.S. dollars using an exchange rate of R$5.5805 to US$1.00, the commercial selling rate for U.S. dollars as of December 31, 2021 as reported by the Central Bank. These translations should not be considered representations that any such amounts have been, could have been or could be converted at that or any other exchange rate. See “—Exchange Rates” for further information about recent fluctuations in exchange rates.

Adjusted Gross Financial Assets

	As of December 31,
	2021	2021	2020	2019
	(US$)(1)	(R$)
	(in millions)

Cash and financial assets
(+) Cash.	445	2,486	1,955	110
(+) Securities – Fair value through profit or loss	10,426	58,180	49,590	22,443
(+) Securities – Fair value through other comprehensive income	5,794	32,332	19,039	2,616
(+) Securities – Evaluated at amortized cost	401	2,239	1,829	2,267
(+) Derivative financial instruments (Assets)	1,961	10,944	7,559	4,085
(+) Securities purchased under agreements to resell	1,594	8,895	6,627	9,490
(+) Loan and credit card operations	2,297	12,820	3,918	—
(+) Foreign exchange portfolio	59	332	43	—

Financial liabilities
(-) Securities loaned	(478)	(2,665)	(2,237)	(2,022)
(-) Derivative financial instruments	(2,134)	(11,908)	(7,819)	(3,229)
(-) Securities sold under repurchase agreements	(4,709)	(26,281)	(31,839)	(15,638)
(-) Private pension liabilities(2)	(5,720)	(31,921)	(13,388)	(3,759)
(-) Deposits	(1,774)	(9,899)	(3,022)	(70)
(-) Structured operations certificates	(1,368)	(7,636)	(2,178)	(19)
(-) Financial Bills	(464)	(2,588)	(16)	—
(-) Foreign exchange portfolio	(76)	(425)	(70)	—
(-) Credit card operations	(452)	(2,523)	(51)	—
Subtotal	5,803	32,382	29,940	16,274
(-) Floating Balance	(2,543)	(14,192)	(19,252)	(8,610)
Adjusted Gross Financial Assets	3,260	18,190	10,688	7,664

(1)
For convenience purposes only, amounts in reais as of December 31, 2021 have been translated to U.S. dollars using an exchange rate of R$5.5805 to US$1.00, the commercial selling rate for U.S. dollars as of December 31, 2021 as reported by the Central Bank. These translations should not be considered representations that any such amounts have been, could have been or could be converted at that or any other exchange rate. See “—Exchange Rates” for further information about recent fluctuations in exchange rates.

(2)	Relates to balances of retail clients invested in pension funds through XP VP. Those balances are identified in the financial statements as “Securities—Fair value through profit or loss,” with a corresponding balance in “Private Pension Liabilities.”

Adjusted EBITDA

	For the year ended December 31,
	2021	2021	2020	2019
	(US$)(1)	(R$)
	(in millions)

Net Income	644	3,592	2,081	1,089
(+) Income Tax	40	223	340	455
(-) Share of profit or (loss) in joint ventures and associates	1	8	(1)	—
(+) Depreciation and Amortization	42	232	143	91
(+) Interest Expense on Debt	24	136	53	84
(-) Pre-tax Adjustments(2)	118	658	301	(41)
Adjusted EBITDA	869	4,848	2,918	1,679

(1)
For convenience purposes only, amounts in reais for the year ended December 31, 2021 have been translated to U.S. dollars using an exchange rate of R$5.5805 to US$1.00, the commercial selling rate for U.S. dollars as of December 31, 2021 as reported by the Central Bank. These translations should not be considered representations that any such amounts have been, could have been or could be converted at that or any other exchange rate. See “—Exchange Rates” for further information about recent fluctuations in exchange rates.

(2)
Itaú Transaction and deal-related expenses, plus offering process-related expenses, plus our share-based plan expenses, minus tax claim recognition (2010-2018). For further information on our Pre-tax Adjustments, see “—Adjusted Net Income.”

Adjusted Net Income

	For the year ended December 31,
	2021	2021	2020	2019
	(US$)(1)	(R$)
	(in millions)

Net Income	644	3,592	2,081	1,089
(+) Itaú Transaction and deal-related expenses(2)	—	—	—	—
(+) Share-Based Plan(3)	118	658	293	8
(+) Offering expenses(4)	—	—	8	22
(-) Tax claim recognition (2010-2018)(5)	—	—	—	(71)
(+/-) Pre-Tax Adjustments(6)	118	658	301	(41)
(-/+) Taxes(7)	(44)	(247)	(113)	25
Adjusted Net Income	717	4,003	2,270	1,074

(1)
For convenience purposes only, amounts in reais for the year ended December 31, 2021 have been translated to U.S. dollars using an exchange rate of R$5.5805 to US$1.00, the commercial selling rate for U.S. dollars as of December 31, 2021 as reported by the Central Bank. These translations should not be considered representations that any such amounts have been, could have been or could be converted at that or any other exchange rate. See “—Exchange Rates” for further information about recent fluctuations in exchange rates.

(2)	In 2018, expenses of R$39 million related to the payment of fees and expenses in respect of the closing of the Itaú Transaction.
(3)	In December 2019, we implemented our new partnership model, pursuant to which existing or new partners may be entitled to share-based compensation based on individual performance. For further information, please see “Item 6. Directors, Senior Management and Employees—B. Compensation—Long-Term Incentive Plan.”
(4)	Expenses of (a) R$22 million in 2019 related to the IPO (in the IPO, we incurred a total amount of R$44 million in offering expenses, out of which R$22 million was recognized directly in our income statement and R$22 million was recognized in equity as a transaction cost in our consolidated financial statements, included elsewhere in this annual report; and (b) R$8 million in 2020 related to the follow-on offering in December 2020 (we incurred in R$8 million regarding other offering expenses, of which R$6 million was recognized directly in our income statements and an amount of R$2 million in our equity as transaction costs).
(5)	Income of R$71 million in 2019 related to the recognition of PIS/COFINS credits.
(6)	Itaú Transaction and deal-related expenses, plus offering process-related expenses, plus our share-based plan expenses, minus tax claim recognition (2010-2018).
(7)	The tax rates applicable are the statutory rates defined according to the entities’ main activity and local jurisdiction/domicile.

Adjusted Cash Flow from Operating Activities, Adjusted Cash Flow from Investing Activities, and Adjusted Cash Flow from Financing Activities

	For the year ended December 31,
	2021	2021	2020
	(US$)(1)	(R$ millions)

Net cash flows from operating activities	(720)	(4,020)	1,511
(-) Investments in IFA network (2)	434	2,423	1,258
(-) Financing instruments payable	89	497	—
Adjusted net cash flow (used in) from operating activities	(197)	(1,101)	2,769
Net cash flows from investing activities	(206)	(1,151)	(582)
(+) Investments in IFA network (2)	(434)	(2,423)	(1,258)
Adjusted net cash flow (used in) from investing activities	(640)	(3,573)	(1,840)
Net cash flows from financing activities	1,190	6,639	789
(+) Financing instruments payable	(89)	(497)	—
Adjusted net cash flow (used in) from financing activities	1,101	6,142	789

(1)
For convenience purposes only, amounts in reais for the year ended December 31, 2021 have been translated to U.S. dollars using an exchange rate of R$5.5805 to US$1.00, the commercial selling rate for U.S. dollars as of December 31, 2021 as reported by the Central Bank. These translations should not be considered representations that any such amounts have been, could have been or could be converted at that or any other exchange rate. See “—Exchange Rates” for further information about recent fluctuations in exchange rates.

(2)	Refers to commissions and advances paid to our IFA network, which are classified as cash flow from operating activities in our consolidated financial statements.
Our Cohorts and Client Economics
We believe that our strong value proposition and client-centric approach will continue to enhance our client loyalty and enable us to grow our share of wallet from our current customer base. We believe a simple cohort data analysis demonstrates this trend in our business and our significant opportunity in the future. For example, we measured the net new money invested with us over time across five cohorts, which were defined as new clients that became active on our platform in January 2017, January 2018, January 2019, January 2020 and January 2021. We then eliminated the appreciation in the value of the invested assets so that we could calculate the accumulated net inflow of new money by each cohort.

As our company is growing, our ecosystem is expanding and our brand is getting stronger, we see faster increases in net new money. For example, our January 2021 cohort began with an initial investment that was nearly 3 times the size of our January 2017 cohort. Considering the fact that the January 2021 cohort is the first on the series that has initiated amid the pandemic, it began with an initial AUC investment 11% lower in comparison with the January 2020 cohort. Nonetheless, it caught up in around 3 months, as we can see in the chart below. More importantly, we continue to see the trend where the vast majority of the cohorts significantly grow in their total AUC invested with XP over time, after adjusting out the net appreciation of assets in each cohort. This demonstrates that after making their initial investments, clients’ satisfaction with the XP client experience is strong enough for them to continue adding new money into their XP accounts. We believe this illustrates our significant opportunity to continue to penetrate our existing customer base and win a greater share of wallet, as shown in the following chart:
Accumulated Net Inflow
•January 2017 Cohort – This cohort began with an initial AUC investment of R$1,678 million, up 228% over the January 2016 cohort. After adjusting out the net appreciation of assets, the net balance of invested AUC in this cohort increased 51% after 6 months, 78% after 12 months, and 101% after 18 months, 112% after 24 months, 128% after 30 months, 143% after 36 months, 180% after 42 months, 186% after 48 months, 197% after 54 months and 209% after 60 months;
•January 2018 Cohort – This cohort began with an initial AUC investment of R$2,135 million, up 27% over the January 2017 cohort. After adjusting out the net appreciation of assets, the net balance of invested AUC in this cohort increased 57% after 6 months, 75% after 12 months, 92% after 18 months, and 122% after 24 months, 134% after 30 months, 143% after 36 months, 166% after 42 months and 170% after 48 months;
•January 2019 Cohort – This cohort began with an initial AUC investment of R$3,514 million, up 65% over the January 2018 cohort. After adjusting out the net appreciation of assets, the net balance of invested AUC in this cohort increased 57% after 6 months, 79% after 12 months, 95% after 18 months, 108% after 24 months, 123% after 30 months and 126% after 36 months;

•January 2020 Cohort – This cohort began with an initial AUC investment of R$5,381 million, up 53% over the January 2019 cohort. After adjusting out the net appreciation of assets, the net balance of invested AUC in this cohort increased 50% after 6 months, 71% after 12 months, 77% after 18 months, with a small decrease to 74% after 24 months;
•January 2021 Cohort – This cohort began with an initial AUC investment of R$4,772 million, down 11% over the January 2020 cohort. Even though this cohort began with a lower AUC in comparison to the previous one, it caught up in around 3 months. After adjusting out the net appreciation of assets, the net balance of invested AUC in this cohort increased 70% after 6 months and 83% after 12 months.
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
Given our increasing amount of AUC from existing clients, illustrated by our net inflow cohort analysis, and our increasing cross-sell of complementary and adjacent products and services, and the relatively high switching costs in the financial services market, we believe the LTV of our customers is increasing. Our business model also has relatively low customer acquisition costs, or “CAC” per client, due to our primarily digital business model, our self-reinforcing ecosystem, and our highly efficient omni-channel distribution network. We believe our marginal CAC will continue to benefit from scale efficiencies. Nevertheless, overall market declines and increased volatility may reduce the desirability of our products and services to both new and existing clients, such as in connection with the ongoing COVID-19 pandemic.
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
•New AUC from New Clients – As our omni-channel distribution and brands continue to grow, we attract and onboard new clients onto our platform who fund their accounts with new money. We generate additional income from the new balance of AUC introduced by these new clients.

Given the size and economies of scale of our platform and the recurring nature of our revenues due to our business model, we generate a significant amount of our revenues from our current balance of AUC and new AUC from existing clients, versus AUC from new clients (activated within the last twelve months), as shown in the following chart.
% of Retail Revenue from New Clients vs. Existing Clients
The breakdown set forth in the chart above considers only the portion of retail revenues that we track on a client level that represents: (1) for 2017, 78% of total retail revenues; (2) for 2018, 82% of total retail revenues; (3) for 2019, 84% of total retail revenues; (4) for 2020, 85% of total retail revenues; and (5) for 2021, 85% of total retail revenues.
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
Our ability to increase our Retail AUC from new clients who invest with us is an important lever of revenue growth, though it is decreasing in contribution due to the size and economies of scale of our platform and the recurring nature of our revenues due to our business model. New active clients accounted for 15% of our retail total gross revenues in 2021, compared to 15% in 2020 and 16% in 2019.
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
•Digital Content Services – We provide a range of digital content services to our ecosystem designed to promote financial awareness, increase the frequency of use of our products and services by our existing customers and attract new customers. We generate income from our online financial education courses made available by our XP Educação service, from advertising fees generated by our Infomoney financial news portal and from Spiti, our digital platform which provides investment research to retail clients. As we increase our offerings of these products and services, we expect to attract more clients and in turn generate more revenues. We expect our operating cost and expenses to continue to increase as we provide more innovative and effective commercial and digital content products and services.
Management and Improvement of Our Technology Platform
Our technology platform is critical for us to offer high quality products and services as well as to retain and attract users and customers. We must continue to expand our platform capabilities for our users and customers and enhance our clients’ experience by improving existing, and developing new and innovative, features and services. We intend to continue strengthening the innovation, security, efficiency and effectiveness of our services, including our user-friendly interfaces, comprehensive functionalities and customer service capabilities. With the continuous improvement of our technology infrastructure and compliance capabilities, we are able to serve more clients. Our ability to serve more clients, depends on, among other things, our ability to support all aspects of customer verification, record keeping and compliance functions using our technology and human resources.
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
Our Ability to Compete Effectively
We and our competitors compete to attract new customers and increase volume of AUC, attract IFAs, increase returns on customer investments, offer a broad range of products and services at competitive prices, win mandates on capital markets transactions; and introduce innovations in online digital solutions and financial services. Our ability to compete is influenced by key factors such as (1) the performance of our products and their asset classes; (2) our ability to improve our platform and launch new products and services; (3) the liquidity we provide on transactions; (4) the transaction costs we incur in providing our solutions; (5) the efficiency in the execution of transactions on our platform and through our issuer services business; (6) our ability to hire and retain talent and IFAs; and (7) our ability to maintain the security of our platform and solutions. See “Item 4. Information on the Company—B. Business Overview—Competition” for more detail on our competitors.
Brazilian Macroeconomic Environment
Our business is impacted by overall market activity and, in particular, trading volumes and market flows and volatility.
While our business is impacted by the overall activity of the market and market volatility, this impact is partially mitigated by the fact that customers do not typically withdraw the funds they invest with us, and instead allocate them to different products we offer depending on market and macroeconomic conditions. For example, during periods of high market volatility or high interest rates, our clients tend to allocate their funds in low-risk, fixed-income instruments, and during periods of low market volatility or low interest rates, they tend to allocate their funds to higher risk, high-yield instruments such as equities. In addition, we are actively engaged in the further digitalization of our financial services and products, which will help further mitigate this impact as we believe secular growth trends can offset market volatility risk. Nevertheless, there may be changes in our clients’ preferences towards low-risk investments within the traditional banks due to market declines and increased volatility caused by COVID-19, which could decrease our net inflows from both new and existing clients.
The vast majority of our operations are located in Brazil. As a result, our revenues and profitability are subject to political and economic developments, such as the ongoing COVID-19 pandemic, and the effect that these factors have on the availability of credit, disposable income, employment rates and GDP growth in Brazil. Our results of operations are affected by levels of interest rates, the expansion or retraction of the capital markets, trading volumes and market inflows in Brazil, each of which impacts the number and overall volume of capital markets transactions and available overall liquidity. For more information, see “Item 3. Key Information—D. Risk Factors—Certain Risks Relating to Brazil—Economic Uncertainty and Political Instability in Brazil May Harm Us and the Price of Our Class A Common Shares.”

Brazil is the largest economy in Latin America, as measured by GDP. The following table shows data for real GDP, inflation and interest rates in Brazil and the U.S. dollar/real exchange rate at the dates and for the periods indicated.

	For the year ended December 31,
	2021	2020	2019
	(in percentages, except as otherwise indicated)

Real growth (contraction) in gross domestic product	4.6	(4.1)	1.1
Inflation (IGP-M)(1)	17.8	23.1	7.3
Inflation (IPCA)(2)	10.1	4.5	4.3
Long-term interest rates–TJLP (average)(3)	4.8	4.9	5.6
CDI interest rate (average)(4)	4.4	2.8	4.5
Period-end exchange rate–R$ per US$1.00	5.581	5.196	4.031
Average exchange rate–R$ per US$1.00(5)	5.397	5.158	3.946
Appreciation (depreciation) of the real vs. US$ in the period(6)	(11.7)	(28.9)	(4.0)
Unemployment rate(7)	11.1	13.5	11.9

Sources: FGV, IBGE, IPEA, Central Bank and Bloomberg.
(1)	Inflation (IGP-M) is the general market price index measured by the FGV.
(2)	Inflation (IPCA) is a broad consumer price index measured by the IBGE.
(3)	TJLP is the Brazilian long-term interest rate (average of monthly rates for the period).
(4)	The CDI (certificado de depósito interbancário) interest rate is an average of interbank overnight rates in Brazil (daily average for the period).
(5)	Average of the exchange rate on each business day of the period.
(6)	Comparing the US$ closing selling exchange rate as reported by the Central Bank at the end of the period’s last day with the day immediately prior to the first day of the period discussed.
(7)	Average unemployment rate for year as measured by the IBGE.
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
Our financial performance is also tied to fluctuations in interest rates, such as the Brazilian interbank deposit (certificado de deposito interbancário) rate, which is an average of interbank overnight rates in Brazil, or “CDI,” because such fluctuations affect the value of the net interest margins we earn on financial investments we allocate customer funds to on an overnight basis, compounding our AUC base as well as the potential mix of products clients are willing to invest in.
Exchange Rates
The Brazilian foreign exchange system allows the purchase and sale of foreign currency and the international transfer of reais by any person or legal entity, regardless of the amount, subject to certain regulatory procedures.

The real depreciated against the U.S. dollar from mid‑2011 to early 2016. In particular, during 2015, due to the poor economic conditions in Brazil, including as a result of political instability, the real depreciated at a rate that was much higher than in previous years. Overall in 2015, the real depreciated 47.0%, reaching R$3.905 per US$1.00 on December 31, 2015. In 2016, the real fluctuated significantly, primarily as a result of Brazil’s political instability, appreciating 16.5% to R$3.259 per US$1.00 on December 31, 2016. In 2017, the real depreciated 1.5% against the U.S. dollar, ending the year at an exchange rate of R$3.307 per US$1.00. In 2018, the real depreciated 17.1% against the U.S. dollar, ending the year at an exchange rate of R$3.874 per US$1.00 mainly due to the result of lower interest rates in Brazil as well as uncertainty regarding the results of the Brazilian presidential elections, which were held in October 2018. In 2019, the real depreciated 4.0% against the U.S. dollar, ending the year at an exchange rate of R$4.031 per US$1.00. In 2020, the real further depreciated 28.9% against the U.S. dollar, ending the year at an exchange rate of R$5.197 per US$1.00. The real/U.S. dollar exchange rate reported by the Central Bank was R$5.5805 per US$1.00 on December 31, 2021, which reflected a 6.9% depreciation in the real against the U.S. dollar in 2021. There can be no assurance that the real will not depreciate or appreciate further against the U.S. dollar. The Central Bank has previously intervened in the foreign exchange market to attempt to control instability in foreign exchange rates. We cannot predict whether the Central Bank or the Brazilian government will continue to allow the real to float freely or will intervene in the exchange rate market by re‑implementing a currency band system or otherwise. The real may depreciate or appreciate substantially against the U.S. dollar in the future. Furthermore, Brazilian law provides that, whenever there is a serious imbalance in Brazil’s balance of payments or there are serious reasons to foresee a serious imbalance, temporary restrictions may be imposed on remittances of foreign capital abroad. We cannot assure you that the Brazilian government will not place restrictions on remittances of foreign capital abroad in the future.
The following table sets forth, for the periods indicated, the high, low, average and period‑end exchange rates for the purchase of U.S. dollars expressed in Brazilian reais per U.S. dollar. The average rate is calculated by using the average of reported exchange rates by the Central Bank on each business day during a monthly period and on the last day of each month during an annual period, as applicable. As of April 12, 2022, the exchange rate for the purchase of U.S. dollars as reported by the Central Bank was R$4.648 per US$1.00.

Year	Period-End	Average(1)	Low(2)	High(3)
2017	3.307	3.193	3.051	3.381
2018	3.874	3.656	3.139	4.188
2019	4.031	3.946	3.651	4.259
2020	5.196	5.158	4.021	5.937
2021	5.581	5.397	4.894	5.879

Source: Central Bank.
(1)	Represents the average of the exchange rates on the closing of each business day during the year.
(2)	Represents the minimum of the exchange rates on the closing of each business day during the year.
(3)	Represents the maximum of the exchange rates on the closing of each business day during the year.

Month	Period-End	Average(1)	Low(2)	High(3)
October 2021	5.643	5.540	5.391	5.712
November 2021	5.620	5.557	5.417	5.669
December 2021	5.581	5.654	5.533	5.746
January 2022	5.305	5.527	5.305	5.709
February 2022	5.160	5.192	5.010	5.328
March 2022	4.738	4.968	4.738	5.135
April 2022 (through April 12, 2021)	4.648	4.687	4.751	4.618

Source: Central Bank.
(1)	Represents the average of the exchange rates on the closing of each business day during the month.
(2)	Represents the minimum of the exchange rates on the closing of each business day during the month.
(3)	Represents the maximum of the exchange rates on the closing of each business day during the month.

Description of Principal Line Items
Total Revenue and Income
Our total revenue and income consist of (1) net revenue from services rendered; and (2) net income from financial instruments.
Net Revenue from Services Rendered
This is our main source of revenue, deriving mostly from services rendered and fees charged at daily transactions from customers and consisting of:
•Brokerage commissions, which consist of: (1) commissions earned on trading of stock, futures and derivatives listed on the B3 by our retail clients; (2) commissions earned on trading of stock, futures and derivatives listed on the B3 by our institutional clients; (3) commissions earned on intermediation of non-deliverable-forward and other over-the-counter contracts; and (4) commissions earned on trading of US equities, futures and derivatives by our international institutional clients.
•Securities placements, which consist of: (1) fees earned on COE sales to retail clients (we structure the COE based on perception of demand and attractiveness of a specific exposure under current and prospective macroeconomic scenarios, and a partner bank issues the COE); (2) structuring fees related to issuer services where we are hired by corporate clients placing fixed income, equity or exchange traded fund securities in the capital markets; (3) distribution fees on the sale of such securities to our retail and/or institutional clients; and (4) recurring fees we charge third-party financial institutions that regularly offer CDs or other bank fixed income securities to our retail clients.
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
•Commission Fees, which consist of commissions on short selling equity trades by our retail clients and from our other business lines.
•Other services, which consist of several small revenue streams, including (1) fees charged to retail clients with negative cash balances (typically as a result of margin calls related to equities and derivatives trading); (2) advertising and other digital content fees generated by Infomoney; and (3) issuer services advisory fees from M&A and other financial advisory mandates.
•Deduction from sales taxes and contributions on revenues, including taxes on services (ISS) and contributions on revenues (Social Integration Program – PIS, and Social Security Program – COFINS).
Net Income from Financial Instruments.
A portion of our total revenue and income we generate from our investment distribution platform to retail clients and our institutional brokerage business lines are accounted for not as net revenue from services rendered but as net income from financial instruments, including through: (1) the difference between purchases and sales earned on sales of corporate, bank and government fixed income securities to our retail clients and institutional clients (some of which we purchase from the issuer and resell to the client instantaneously, and some of which we hold over short periods to leverage flow and add liquidity to the market); (2) sales of structured notes and more complex derivative instruments to our retail clients (in which we are the counterparty of the listed derivative that the client is buying to build the structured note, and we then hedge consolidated exposures in the market); (3) interest income on loans to our retail clients; and (4) interest earned on uninvested cash balances of our retail clients which we allocate to overnight and other highly liquid investments. In addition, a small portion of this revenue line is linked to our principal trading operations, which in general consist of investing our own net cash balances in conservative securities and arbitrage and other investments with little to no direct exposure. Income from financial instruments is deducted by taxes and contributions on financial income.

Operating Costs and Expenses
Operating costs. Operating costs primarily consist of: (1) commission and incentive costs paid to IFAs based on the revenues they generate from the retail clients that they serve and additional incentives to accelerate business expansion; (2) clearinghouse, custody and other financial services fees paid, primarily to the B3; (3) operating losses related to our activities in the ordinary course of our business; and (4) provisions for bad debts.
Selling expenses. Selling expenses consist of advertising and publicity/marketing expenses, primarily in connection with our initiatives to promote our brands to retail clients.
Administrative expenses. Administrative expenses primarily consist of personnel related expenses, including fixed and variable compensation, benefits and social and payroll taxes. Administrative expenses also consist of expenses related to: (1) data processing services; (2) technical services; (3) third-party services; (4) office rent; (5) depreciation and amortization; (6) communications; (7) travel; (8) legal and judicial; and (9) miscellaneous taxes.
Other operating income (expenses), net. Other operating expenses, net primarily consist of: (1) incentives earned from the Brazilian Treasury Bonds (Tesouro Direto) and B3 transactions as a result of marketing campaigns to increase our number of retail clients and AUC of certain asset classes and incentives received from third parties, mainly due to the joint development of retail products; (2) recovery of charges and expenses; (3) reversal of operating provisions, and other income lines, net of expenses; (4) legal, administrative proceedings and agreements with customers; (5) operating losses on write-offs and disposal of assets; (6) fines and penalties; (7) charitable contributions; (8) associations and regulatory fees and (9) other expenses.
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
Income Tax Expense
Our subsidiaries are subject to different income tax regimes and statutory rates as of December 31, 2021. In addition, the Brazilian government instituted an additional and temporary regime that lasted until December 31, 2021, which increased certain rates by five percentage points. Given that: (1) Banco XP is taxed at a 45% income tax rate (or 50% during 2021); (2) XP CCTVM and XP Seguradora are taxed at a 40% income tax rate (or 45% during 2021); (3) XP Gestão, XP Educação, XP Corretora de Seguros, XP Vista, XP LT, XP PE and XP Allocation and holding entities are taxed at a 34% income tax rate; (4) XP Finanças, Infomoney, Tecfinance and other operating entities are taxed at a 10.9% tax rate on revenues (34% rate on a presumed net margin of 32%); and (5) XP Investments and XP Investments UK LLP are taxed at US and UK tax rates, respectively. Accordingly, the effective tax rate of our consolidated operations fluctuates over time according to the portion of our total net income that was generated in each of these entities. For 2021, 2020 and 2019, our effective tax rate was 5.8%, 14.0% and 29.4% respectively.
Net Income for the Year
Net income for the year consists of our income before income tax minus our income taxes and social security obligations.

Results of Operations
Year Ended December 31, 2021, Compared to the Year Ended December 31, 2020
The following table sets forth our income statement data for the years ended December 31, 2021 and 2020:

	For the years ended December 31,
	2021	2020	Variation (%)
	(R$ millions, except for percentages)

Income statement data
Net revenue from services rendered	6,196	5,016	24
Net income from financial instruments at amortized cost and at fair value through other comprehensive income	(1,559)	183	(950)
Net income from financial instruments at fair value through profit or loss	7,440	2,952	152
Total revenue and income	12,077	8,152	48
Operating costs and expenses
Operating costs	(3,430)	(2,645)	30
Selling expenses	(227)	(135)	69
Administrative expenses	(4,693)	(3,014)	56
Other operating income (expenses), net	324	171	90
Expected credit losses	(93)	(56)	67
Interest expense on debt	(136)	(53)	158
Share of profit or (loss) in joint ventures and associates	(8)	1	(994)
Income before income tax	3,815	2,421	58
Income tax expense	(223)	(340)	(34)
Net income for the year	3,592	2,081	73

n.m. = not meaningful.
Total Revenue and Income
Total revenue and income for the year ended December 31, 2021 was R$12,077 million, an increase of R$3,926 million, or 48%, from R$8,152 million for the year ended December 31, 2020. Net revenues from services rendered represented R$1,180 million of the increase in total revenue and income, driven by:
•a R$488 million increase in revenue from securities placements, primarily attributable to the increase in mandates where we acted as placement agents or underwriters for third-party transactions in the domestic and international capital markets. Despite the unfavorable scenario for ECM, we believe that our revenue profile is more exposed to DCM revenues, which tend to be less volatile in different macroeconomic scenarios.
•a R$325 million increase in brokerage commissions, as a result of the increase in the number of active retail clients (which grew 23% period over period), driven by an increase in the average daily traded volume in B3 in equities and in the average of daily trades in the year ended December 31, 2021, as we had an average of 2,744 thousand daily trades on our platform compared to an average of 2,449 thousand daily trades in the year of 2020;
•a R$266 million increase in management fees, as a result of (1) management fees from our funds and managed portfolios, which grew 22% from R$1,224 million to R$1,490 million, driven mostly by a 65% increase in Retail AUM, and in (2) fees from distributions (rebates from management fees) of funds managed by third-party asset managers, which grew 12% from R$633 million to R$708 million driven mostly by a 23% increase in the Retail AUC allocated in those funds. As a result, management fees attributable to funds managed by third parties (fees from distributions) increase from 48% of total management fees for the year ended December 31, 2020 to 52% for the year ended December 31, 2021, while management fees attributable to funds and portfolios managed by our asset managers decreased from 52% to 48% during the same period. For the year ended December 31, 2021, 88% of management fees were performance-based and 12% were non-performance-based (i.e., fixed annual fees);

•a R$47 million decrease in revenue from the sale of our online educational products through our XP Educação portal. Our educational services plays an important role in educating Brazilians and making them more proficient in financial products and services. It also enhances client’s relationships and attracts new clients that grow our retail platform. This year’s trends remained pressured by the absence of in-person events and courses;
•a R$20 million increase in insurance brokerage fees, driven by a higher sale of pension funds and insurance products to retail clients;
•a R$102 million increase in commission fees related to our new lines of business linked to our retail clients ecosystem;
•a R$145 million increase in other services, including a R$47 million increase in penalties collected from retail clients, a R$47 million increase in client’s margin coverage fees, a R$28 million increase in other ancillary revenues related to the increase in trading operations, such as securities lending, third-party trading platform fees partially offset by an increase in revenue from marketing events and revenue from energy trading and a R$24 million increase in commission from securities loaned and operations; and
•net of a R$119 million decrease in taxes and contributions on services.
Net income from financial instruments represented R$2,746 million of the increase in total revenue and income, driven by the growth in our retail investment distribution platform (whose retail clients grew 23% and retail AUC grew 23% period-over-period), in our institutional businesses, and the increase in our Adjusted Gross Financial Assets balances.
Operating Costs and Expenses
Operating costs. Operating costs for the year ended December 31, 2021 were R$3,430 million, an increase of R$785 million, or 30%, from R$2,645 million for the year ended December 31, 2020. This increase was primarily attributable to a R$632 million increase in commission and incentive costs payable to our IFAs as part of the growth of our omni-channel distribution network. Incentive costs are capitalized and amortized over the life of the signed contracts. In addition, clearinghouse fees increased by R$67 million, operating losses by R$5 million and other costs and third-party services by R$80 million. As a percentage of total revenue and income, our operating costs decreased at 28% for the year ended December 31, 2021 compared to the 32% for year ended December 31, 2020.

Selling expenses. Selling expenses for the year ended December 31, 2021 were R$227 million, an increase of R$93 million, or 69%, from R$135 million for the year ended December 31, 2020, due to an increase in advertising and publicity expenses in connection with the impacts of COVID-19 in our traditional, online and social media advertising initiatives, in line with our marketing strategy.
Administrative expenses. Administrative expenses for the year ended December 31, 2021 were R$4,693 million, an increase of R$1,679 million, or 56%, from R$3,014 million for the year ended December 31, 2020. This increase was primarily attributable to:
•a R$1,289 million, or 60%, increase in personnel expenses related to an increase in total employee headcount (from 3,651 employees as of December 31, 2020 to 6,193 employees as of December 31, 2021), reflecting the fast growth of the company, the expansion of recently launched business lines and especially the accelerated expansion of our technology team and the compensation related to our shared-based plan;
•a R$128 million, or 40%, increase in data processing expenses, mainly related to consultancy services in connection with the operation and maintenance of our platform’s software.
•a R$67 million, or 66%, increase in third parties’ services, mainly due to technology solutions related to online and social media;
•a R$1 million, or 2%, increase in depreciation of property and equipment and right-of-use assets as a result of new leases contracts; and
•a R$87 million, or 115%, increase in amortization of intangible assets as a result of acquisitions of software to develop our platform and services.

Other operating income (expenses), net. We recorded other operating income/expenses, net of R$324 million for the year ended December 31, 2021 compared to other operating income, net of R$171 million for the year ended December 31, 2020. This variation is primarily due to an increase (1) of R$13 million income related to incentives from third parties, mainly as a result of the joint development of retail products and also the association of such entities with the XP ecosystem for the year ended December 31, 2021; and (2) of R$48 million in expenses related to losses on write-off and disposal of assets recognized in 2020, mainly related to lease contracts, facilities, furniture and equipment in connection with our initiative to reduce our office space in the city of São Paulo following our implementation of a permanent remote work model; (3) of R$42 million in expenses with legal, administrative proceedings and settlements during the year; and (4) of R$11 million related to charitable contributions related the initiatives we launched in 2020 following the first cases of COVID-19 in Brazil and other initiatives which we continue to work in 2021.
Income before Income Taxes
As a result of the foregoing, income before income taxes for the year ended December 31, 2021 was R$3,815 million, an increase of R$1,394 million, or 58%, from R$2,421 million for the year ended December 31, 2020.
Income Tax Expense
Income tax expense for the year ended December 31, 2021 was R$223 million, a decrease of R$117 million, or 34%, from R$340 million for the year ended December 31, 2020. This decrease was primarily attributable to a decrease in our effective tax rate to 5.8% for the year ended December 31, 2021 from 14.0% for the year ended December 31, 2020, as a result of revenues at the level of entities and investment funds which adopt different taxation regimes according to the applicable rules in their jurisdictions.
Net Income for the Year
As a result of the foregoing, net income for the year ended December 31, 2021 was R$3,592 million, an increase of R$1,511 million, or 73%, from R$2,081 million for the year ended December 31, 2020.
Year Ended December 31, 2020, Compared to the Year Ended December 31, 2019
The following table sets forth our income statement data for the years ended December 31, 2020 and 2019:

	For the years ended December 31,
	2020	2019	Variation (%)
	(R$ millions, except for percentages)

Income statement data
Net revenue from services rendered	5,016	3,596	40
Net income from financial instruments at amortized cost and at fair value through other comprehensive income	183	200	(8)
Net income from financial instruments at fair value through profit or loss	2,952	1,332	122
Total revenue and income	8,152	5,128	59
Operating costs and expenses
Operating costs	(2,645)	(1,597)	66
Selling expenses	(135)	(155)	(13)
Administrative expenses	(3,014)	(1,891)	59
Other operating income (expenses), net	171	153	12
Expected credit losses	(56)	(9)	490
Interest expense on debt	(53)	(84)	(38)
Share of profit or (loss) in joint ventures and associates	—	—	—
Income before income tax	2,421	1,544	57
Income tax expense	(340)	(455)	(25)
Net income for the year	2,081	1,089	91

n.m. = not meaningful

Total Revenue and Income
Total revenue and income for the year ended December 31, 2020 was R$8,152 million, an increase of R$3,024 million, or 59%, from R$5,128 million for the year ended December 31, 2019. Net revenues from services rendered represented R$1,421 million of the increase in total revenue and income, driven by:
•a R$852 million increase in brokerage commissions, as a result of the increase in the number of active retail clients (which grew 61% period over the period) and the growth in gross total revenues from institutional trading during the period, driven by (1) the increase in trading volume of our Brazilian trading desks, mainly due to the market volatility related to COVID-19 pandemic in the first half of the year, including a significant increase in the average daily traded volume in B3 in equities; (2) an increase in the average of daily trades in the year ended December 31, 2020, as we had an average of 2,449 thousand daily trades on our platform compared to an average of 978 thousand daily trades in the year of 2019; and (3) the decrease in the interest rates, which benefited volumes in our trading desks related to futures trading;
•a R$275 million increase in revenue from securities placements, primarily attributable to the increase in mandates where we acted as placement agents or underwriters for third-party transactions in the domestic and international capital markets.
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
•a R$160 million increase in other services, including a R$84 million increase in penalties collected from retail clients, a R$54 million increase in commission from securities loaned and operations, a R$42 million increase in client’s margin coverage fees, and a R$15 million increase in other ancillary revenues related to the increase in trading operations, such as securities lending, and third-party trading platform fees partially offset by a decrease in revenue from marketing events; and
•net of a R$124 million decrease in taxes and contributions on services.
Net income from financial instruments represented R$1,603 million of the increase in total revenue and income, driven by the growth in our retail investment distribution platform (whose retail clients grew 63% and retail AUC grew 61% period-over-period), in our institutional businesses, and the increase in our Adjusted Gross Financial Assets balances.
Operating Costs and Expenses
Operating costs. Operating costs for the year ended December 31, 2020 were R$2,645 million, an increase of R$1,049 million , or 66%, from R$1,597 million for the year ended December 31, 2019. This increase was primarily attributable to a R$818 million increase in commission and incentive costs payable to our IFAs as part of the growth of our omni-channel distribution network. Incentive costs are capitalized and amortized over the life of the signed contracts. In addition, clearinghouse fees increased by R$143 million, operating losses by R$17 million and other costs by R$54 million. As a percentage of total revenue and income, our operating costs remained stable at 32% for the year ended December 31, 2020 compared to the 31% for year ended December 31, 2019.
Selling expenses. Selling expenses for the year ended December 31, 2020 were R$135 million, a decrease of R$20 million, or 13%, from R$155 million for the year ended December 31, 2019, due to decreases in advertising and publicity expenses in connection with the impacts of COVID-19 in our traditional, online and social media advertising initiatives, in line with our marketing strategy.
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
• a R$16 million, or 18%, increase in third parties’ services, mainly due to technology solutions related to online and social media;
•a R$14 million, or 26%, increase in depreciation of property and equipment and right-of-use assets as a result of new leases contracts; and

•a R$38 million, or 102%, increase in amortization of intangible assets as a result of acquisitions of software to develop our platform and services.
Other operating income (expenses), net. We recorded other operating income/expenses, net of R$171 million for the year ended December 31, 2020 compared to other operating income, net of R$153 million for the year ended December 31, 2019. This variation is primarily due to an increase: (1) of R$251 million income related to incentives from third parties, mainly as a result of the joint development of retail products and also the association of such entities with the XP ecosystem for the year ended December 31, 2020; and (2) of R$42 million in expenses related to losses on write-off and disposal of assets, mainly related to lease contracts, facilities, furniture and equipment in connection with our initiative to reduce our office space in the city of São Paulo following our implementation of a permanent remote work model; (3) of R$36 million in expenses with legal, administrative proceedings and settlements mainly related to a one-time fine payable to BSM (B3’s self-regulatory entity) in connection with a disciplinary administrative proceeding that started in 2015 and concluded in 2020; and (4) of R$35 million related to charitable contributions related to the “Transformamosjuntos” initiative we launched following the first cases of COVID-19 in Brazil.
Income before Income Taxes
As a result of the foregoing, income before income taxes for the year ended December 31, 2020 was R$2,421 million, an increase of R$877 million, or 57%, from R$1,544 million for the year ended December 31, 2019.
Income Tax Expense
Income tax expense for the year ended December 31, 2020 was R$340 million, a decrease of R$115 million , or 25%, from R$455 million for the year ended December 31, 2019. This decrease was primarily attributable to a decrease in our effective tax rate to 14.04% for the year ended December 31, 2020 from 29.44% for the year ended December 31, 2019, as a result of revenues at the level of entities and investment funds which adopt different taxation regimes according to the applicable rules in their jurisdictions.
Net Income for the Year
As a result of the foregoing, net income for the year ended December 31, 2020 was R$2,081 million, an increase of R$992 million, or 91%, from R$1,089 million for the year ended December 31, 2019.
B.    Liquidity and Capital Resources
As of December 31, 2021, we had R$3,752 million in cash and cash equivalents. We believe that our current available cash and cash equivalents and the cash flows from our operating activities will be sufficient to meet our working capital requirements and capital expenditures in the ordinary course of business for the next 12 months.
The following table shows the generation and use of cash for the periods indicated:

	For the year ended December 31,
	2021	2020	2019
	(R$ millions)

Cash flow data
Income before income tax	3,815	2,421	1,544
Adjustments to reconcile income before income tax	1,607	564	206
Income tax paid	(784)	(519)	(403)
Contingencies paid	(3)	(2)	(3)
Interest paid	(81)	(71)	(28)
Changes in working capital assets and liabilities	(3,032)	(398)	211
Adjusted net cash flow (used in) from operating activities	1,523	1,996	1,527
Net cash flow (used in) from securities, repos, derivatives and banking activities	(5,543)	(485)	(5,341)
Net cash flows from (used in) operating activities	(4,020)	1,511	(3,814)
Net cash flows from (used in) investing activities	(1,151)	(582)	(161)
Net cash flows from (used in) financing activities	6,639	789	4,234
Net increase in cash and cash equivalents	1,468	1,717	258
Effects of exchange rate changes on cash and cash equivalents	(377)	55	2

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
Net Cash Flows from Operating Activities
Our net cash flows from operating activities for the year ended December 31, 2021 decreased to a net cash used of R$4,020 million from a net cash generated of R$1,511 million in the year ended December 31, 2020, primarily driven by: (1) higher balance of securities and derivatives that we hold in the ordinary course of our business as a retail investment distribution platform and as an institutional broker-dealer (with respect to the sale of fixed income securities and structured notes); (2) our strategy to allocate excess cash and cash equivalents from treasury funds, from Floating Balances and from private pension balances to securities and other financial assets. These balances may fluctuate substantially from quarter to quarter and were the key drivers to the net cash flow from operating activities figures; (3) increases in our banking activities from loans operations, market funding operations mainly derived from deposits (time deposits), structured operations certificates (COEs) and financial bills as a result of our expected growth in new financials services verticals; and (4) other financial liabilities as structure financing, credit cards operations among others. Our income before tax combined with non-cash expenses consisting primarily of (a) net foreign exchange differences of R$506 million in 2021 and R$1 million in 2020, (b) share-based plan of R$561 million in 2021 and R$233 million in 2020, and (c) depreciation and amortization of R$232 million in 2021 and R$143 million in 2020. The total amount of adjustments to reconcile income before income taxes was R$1,607 million in 2021 and R$564 million in 2020.
If the variation from those lines were to be excluded from the analysis, similar to what the Adjusted Gross Financial Assets metric captures (which in management’s view is a more useful metric to track the intrinsic cash flow generation of the business) and the Adjusted cash flow, adjusted net cash flow from operating activities would have decreased to R$1,101 million for the year ended December 31, 2021 from R$2,769 million for the year ended December 31, 2020, reflecting the continuous increase in operational results and a low consumption of cash in working capital assets and liabilities.
Our net cash flows from operating activities for the year ended December 31, 2020 increased to a net cash generated of R$1,511 million from a net cash used of R$3,814 million in the year ended December 31, 2019, primarily driven by: (1) higher balance of securities and derivatives that we hold in the ordinary course of our business as a retail investment distribution platform and as an institutional broker dealer (with respect to the sale of fixed income securities and structured notes); (2) our strategy to allocate excess cash and cash equivalents from treasury funds, from Floating Balances and from private pension balances to securities and other financial assets (these balances may fluctuate substantially from quarter to quarter); (3) an increase in our banking activities from loan operations, deposits mainly derived from time deposits, structure operations certificates (COEs) and other financial liabilities, which include financial bills that we incurred in order to fund our growth plans in new financials services verticals; and (4) the growth of our omni-channel distribution network through our network of IFAs.
If the variation from those lines were to be excluded from the analysis, similar to what the Adjusted Gross Financial Assets metric captures (which in management’s view is a more useful metric to track the intrinsic cash flow generation of the business), adjusted net cash flow from operating activities would have increased to R$3,254 million for the year ended December 31, 2020 from R$1,527 million in 2019, reflecting the continuous increase in operational results and a low consumption of cash in working capital assets and liabilities.
Net Cash Flows used in Investing Activities
Our net cash flows used in investing activities increased from R$582 million in the year ended December 31, 2020 to R$1,151 million in the year ended December 31, 2021, primarily affected by: (1) R$798 million in investments in subsidiaries and joint ventures, mostly related to our asset management strategy; and (2) R$353 million in investments in intangible assets and property plans and equipment, mostly IT infrastructure and capitalized software, which increased from R$292 million in the year ended December 31, 2020.
Our net cash flows used in investing activities increased from R$161 million in the year ended December 31, 2019 to R$582 million in the year ended December 31, 2020, primarily affected by: (1) the acquisitions of Fliper, Antecipa and DM10 for an aggregate purchase price of R$62 million; (2) investments in associates and joint venture related to DuAgro and WHG of R$229 million; and (3) investments in intangible assets, mostly IT infrastructure and capitalized software, which increased from R$89 million in the year ended December 31, 2019 to R$145 million in the year ended December 31, 2020.

Net Cash Flows from Financing Activities
Our net cash flows from financing activities increased from R$789 million in the year ended December 31, 2020 to R$6,639 million in the year ended December 31, 2021, primarily due to (1) the issuance of bonds in the total amount of R$4,334 million; (2) the proceeds from the initial public offering of XPAC Acquisition Corp., or “XPAC,” which are restricted to be used solely for the purpose of XPAC transactions; (3) borrowings mostly derived from our loan agreement with Banco Nacional de México in a total amount of R$1,570 million; (4) the issuance of non-convertible debentures to fund our construction of Villa XP in São Roque, State of São Paulo in the total amount of R$500 million; and (5) a decrease in payments of borrowings and lease liabilities to R$76 million in the year ended December 31, 2021 from R$153 million in the year ended December 31, 2020.
Our net cash flows used in financing activities decreased from R$4,234 million in the year ended December 31, 2019 to R$789 million in the year ended December 31, 2020, primarily due to (1) issuance of shares related to our follow-on offering in December 2020 totaling R$1,411 million; (2) principal payment of the first series of non-convertible debentures in a total amount of R$400 million; (3) repurchase of our second series of nonconvertible debentures totaling R$66 million and an increase in payments of borrowings and lease liabilities to R$153 million in the year ended December 31, 2020 from R$123 million in the year ended December 31, 2019.
Indebtedness
As of December 31, 2021, we had R$1,929 million in outstanding loans, R$319 million in lease liabilities, R$169 million in outstanding debentures and R$4,138 in senior notes issued by us. As of December 31, 2021, we were in compliance with all the covenants of our material loan agreements and debentures. The following is a description of our material indebtedness as of the date of this annual report:
Borrowings
On March 28, 2018, XP Brazil entered into a loan agreement with the International Finance Corporation (IFC), or the “IFC Loan,” in the amount of R$325.4 million, which was borrowed to finance the expansion of operations and increase the number of clients and IFAs. The loan accrues interest at a rate per annum equal to the CDI rate + 0.774% and matures on April 15, 2023. The principal amount is due on the maturity date and interest is payable semiannually on April 15 and October 15 of each year. In July 2020, we prepaid a portion of the IFC Loan in the aggregate amount of R$54 million. As of December 31, 2021, R$277 million was outstanding under the IFC Loan.
On May 28, 2021, we entered into a credit agreement with Banco Nacional de México S.A. for a term loan in the amount of US$295 million. This loan bears interest at the annual rate of 0.81%, payable annually in arrears on May 23, 2022, and matures on the same date. The loan is guaranteed by collateral securities. As of December 31, 2021, R$1,652 million was outstanding under the this credit agreement.
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
3.250% Senior Notes Due 2026
On June 24, 2021, we issued senior notes due 2026 in an aggregate principal amount of US$750.0 million. The 3.250% notes due 2026 bear interest at the annual rate of 3.250%, payable semiannually in arrears on January 1 and July 1 of each year, which commenced on January 1, 2022. The 3.250% notes due 2026 are guaranteed by XP Investimentos S.A. and have been listed on the Singapore Exchange Securities Trading Limited since July 1, 2021. As of December 31, 2021, the aggregate amount outstanding of the 3.250% notes due 2026 was R$4,138 million.

Certain of our loans and debentures are subject to certain restrictive covenants and require that the borrower entity (as indicated below) meet certain financial ratios, which are as follows:
IFC Loan
•an XP Brazil risk weighted capital adequacy ratio of not less than (1) 18% until December 31, 2019, (2) 16% until March 31, 2020, (3) 14% until June 30, 2020, and (4) 12% thereafter, which is calculated as total capital divided by risk-weighted assets;
•an XP Brazil equity-to-assets ratio which is calculated as shareholders' equity divided by our total assets excluding: (1) the amount of floating; (2) private pension liabilities; (3) reverse securities purchased under agreements to resell, which have Brazilian sovereign government bonds as collateral; and (4) forward derivatives contracts recorded under derivatives financial instruments (assets), which have Brazilian sovereign government bonds as collateral;
•an XP Brazil economic group exposure ratio not to exceed 25%, which is calculated as the exposure of the borrower to any person or economic group, excluding assets held on behalf of clients booked in the line of third-party settlements, divided by total capital;
•an XP Brazil open credit exposures ratio not to exceed 25%, which is calculated as problem exposures less total provisions divided by total capital. Problem exposures is calculated as the sum of (1) exposures where any portion of such exposures are, on a non-accrual basis 90 days or more in arrears, or for which there is otherwise doubt that payments will be made in full; (2) exposures where any portion of such exposures has been a restructured troubled loan within the past consecutive 12 months; (3) assets received in lieu of payment (including, but not limited to, real estate and equity shares); and (4) claims on other persons that are unreconciled, unsettled or otherwise unresolved for 90 days or longer;
•an XP Brazil short-term liquidity ratio of not less than 1.05:1, which is calculated as liquid assets divided by short-term liabilities. Liquid assets is calculated as the sum of cash on hand, call deposits with banks and financial institutions, marketable securities with a triple A rating, government bonds, treasury bills and other assets that can be sold or withdrawn, on demand, or within 30 days, excluding assets held on behalf of clients booked in the line of third parties settlements. Short-term liabilities are calculated as callable liabilities and liabilities maturing within 30 days, excluding assets held on behalf of clients booked in the line of third-party settlements; and
•compliance with material requirements from SUSEP imposed on XP VP, including minimum capital requirements, as well as with material requirements from the Central Bank, imposed on Banco XP, including capital adequacy ratios, economic group exposure, liquidity coverage ratio, and any other requirements from time to time imposed by any authority.
Debentures
•an XP Brazil regulatory capital ratio 1% or more above the minimum regulatory capital requirement as established by the Central Bank from time to time; and
•an XP Brazil pre-tax income to financial expenses ratio greater than or equal to 2:1.
As of December 31, 2021, we were in compliance with the covenants in our loan agreements and debentures, as described above. For further information on our indebtedness, see note 36 to our audited consolidated financial statements included elsewhere in this annual report.
Off-balance Sheet Arrangements
We did not have any off-balance sheet arrangements as of December 31, 2021.
Capital Expenditures
In the years ended December 31, 2021, 2020 and 2019, we made capital expenditures of R$353 million, R$292 million, and R$161 million, respectively. Total capital expenditures as a percentage of total net revenue and income were 2.9% in 2021, 3.6% in 2020, and 3.1% in 2019. These capital expenditures mainly include expenditures related to the upgrade and development of our IT systems, software and infrastructure, and the expansion of our office spaces due to accelerated growth in employee headcount.

We expect to increase our capital expenditures to support the growth in our business and operations, including for the construction of Villa XP. The construction of Villa XP may result in additional capital expenditures, but we do not expect these to have a material impact on our liquidity position or cash flows. We expect to meet our capital expenditure needs for the foreseeable future from our operating cash flow and our existing cash and cash equivalents. Our future capital requirements will depend on several factors, including our growth rate, the expansion of our research and development efforts, employee headcount, marketing and sales activities, the introduction of new features to our existing products and the continued market acceptance of our products.
C.    Research and Development, Patents and Licenses, Etc.
See “Item 4. Information on the Company—D. Property, Plants and Equipment—Intellectual Property.”
D.    Trend Information
For a discussion of trend information, see “Item 4. Information on the Company—B. Business Overview—Key Market Trends.”
E.    Critical Accounting Estimates
Not applicable. See note 4 to our audited consolidated financial statements included elsewhere in this annual report.
ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES
A.    Directors and Senior Management
We are managed by our board of directors and by our senior management, pursuant to our Memorandum and Articles of Association and the Companies Act.
Board of Directors
As of December 31, 2021, our board of directors was composed of twelve members. Each director is appointed for a two-year term, unless they resign or their office is vacated earlier, provided, however, that such term shall be extended beyond two years in the event that no successor has been appointed (in which case such term shall be extended to the date on which such successor has been appointed). Directors appointed by the board of directors hold office until the next annual general meeting. Our directors do not have a retirement age requirement under our Memorandum and Articles of Association.
On February 22, 2022, Carlos Alberto Ferreira Filho tendered his resignation as a member of our board of directors.
The following table presents the names of the current members of our board of directors.

Name	Age	Position

Guilherme Dias Fernandes Benchimol	45	Chairman
Bernardo Amaral Botelho	46	Director
Gabriel Klas da Rocha Leal	40	Director
Bruno Constantino Alexandre dos Santos	46	Director
Fabrício Cunha de Almeida	39	Director
Guilherme Sant’Anna Monteiro da Silva	38	Director
Luiz Felipe Amaral Calabró	44	Director
Martin Emiliano Escobari Lifchitz	50	Director
Geraldo José Carbone	65	Director
Luciana Pires Dias	46	Director
Guy Almeida Andrade	67	Director

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
Bruno Constantino Alexandre dos Santos is a member of our board of directors, a position he has held since November 2019 and our chief financial officer, a position he has held since November 2019. Mr. Constantino has over 20 years’ experience in the financial markets. He joined XP CCTVM in 2012 and has been its executive officer since 2019. He is also an executive officer of Banco XP since 2019 and of XP VP since February 2020. Prior to joining us, he was CIO of Graphus Capital from 2010 to 2012 and a partner at BTG Pactual from 2000 to 2010. He also served as a member of the board of directors of CEMIG from 2002 to 2004, Light from 2006 to 2009 and Valid from 2010 to 2019.Mr. Constantino holds a certificate from Harvard Business School related to the CFO Leadership Program issued in November, 2021. Mr. Constantino also was also awarded a Chartered Financial Analyst (CFA) charter in 2009. Mr. Constantino holds a bachelor’s degree in mechanical engineering from Pontifícia Universidade Católica do Rio de Janeiro and an MBA from IBMEC Group.
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
Luiz Felipe Amaral Calabró is a member of our board of directors and a member of our audit committee, a position he has held since August 2020. Mr. Calabró is a lawyer with over 20 years’ experience in capital markets;self-regulated activities in stock, derivatives and commodities exchanges; commercial law; compliance; capital markets and banking regulation; clearing and depository legal issues; investment funds and asset management regulation; consumer law, banking consumer, contracts, and civil litigation; and corporation law. After working in various law firms, Mr. Calabró worked at BSM Market Supervision at the B3 from 2007 to 2020, and is currently a partner at Levy & Salomão Advogados. Mr. Calabró holds graduate, postgraduate and master’s law degrees from the Pontifical Catholic University (PUC SP) and a PhD in commercial law from the University of São Paulo (USP).

Martin Emiliano Escobari Lifchitz is a member of our board of directors, a position he has held since November 2019. He has been with General Atlantic since 2012, and is a member of its Management Committee, is the chair of its Investment Committee, and is the head of its Latin America business. Mr. Escobari serves on the board of directors of XP Brazil, Empreendimentos Pague Menos SA, Laboratorios Sanfer, S.A.P.I. de C.V., Grupo Axo, S.A.P.I. de C.V., and has previously served on the boards of Ourofino Saude Animal Participações S.A., Sura Asset Management, Smiles S.A., Aceco TI Participações S.A., Grupo Linx and Decolar.com, Inc. Mr. Escobari co-founded submarino.com and was its chief financial officer from 1999 to 2007. He was an associate at the Boston Consulting Group (New York) from 1994 to 1996, an investment officer at the private equity firm GP Investimentos from 1998 to 1999 and a managing director at Advent International from 2007 to 2011. Mr. Escobari holds a bachelor’s degree in economics from Harvard College (Harvard University) and an MBA (George F. Baker Scholar) from Harvard Business School. He serves on the board of Primeira Chance, a scholarship program for gifted children in Brazil and is active with Endeavor Brazil, where he mentors young entrepreneurs. Mr. Escobari is also a member of the Brazil office of Harvard’s Rockefeller Center for Latin American Studies and a board member of the Lincoln Center for the Performing Arts.
Geraldo José Carbone is a member of our board of directors, a position he has held since November 2019. He is currently a member of the compensation committee of Itaú Unibanco Holding S.A. Mr. Carbone is a corporate governance consultant for Aché Laboratórios Farmacêuticos and currently serves on the board of directors of Aché Laboratórios Farmacêuticos and Copersucar S.A. Mr. Carbone was president of BankBoston in Brazil from 1997 to 2006 and an executive vice president at Itaú Unibanco S.A. from 2008 to 2011. He was also a director at Federação Brasileira de Bancos (Febraban) from 2001 to 2006 and president of ABBI—Associação Brasileira de Bancos Internacionais from 2000 to 2004. Mr. Carbone is also actively involved in cultural initiatives and is an executive director of MASP—Museu de Arte de São Paulo, and the chairman of MAM—Museum of Modern Art, among others. Mr. Carbone holds a bachelor’s degree in economics from the University of São Paulo.
Luciana Pires Dias is an independent member of our board of directors and chairperson of our audit committee, positions she has held since May 2021. She has been a law professor at FGV Law School since 2008 and a partner at L|Dias Advogados since 2016. She was a commissioner at the Brazilian Securities and Exchange Commission – CVM from 2011 to 2015. Ms. Dias holds a doctorate (2014), a master’s (2005) and a J.D. degree (2000), all from the Law School of the University of São Paulo. She holds a master’s degree from Stanford Law School (2005).
Guy Almeida Andrade is a member of our board of directors and a member of our audit committee, positions he has held since May 2021. He has also been a member of the audit committee of Porto Seguro S.A. since February 2020, and the Audit Committee coordinator at CIP S.A. since November 2018. He has also been a member of the Nominations Committee of the International Standards Setting Boards of the Public Interest Oversight Board – PIOB, since January 2022. Mr. Andrade was a member of the audit committee of Banco Pine S.A. from July 2018 to May 2021, of EMAE – Empresa Metropolitana de Águas de Energia S.A. from October 2018 to May 2019, of Cetip S.A. Mercados Organizados from May 2015 to April 2017 and of Abril S.A. from January 2006 to April 2016. Mr. Andrade was a member of the Fiscal Council of B3 S.A. – Brasil, Bolsa, Balcão from May 2019 to April 2021. He was also a member of the advisory board of HSBC Bank Brasil S.A. from October 2014 to July 2016. He was also a member of the audit committee of Unibanco - União de Bancos Brasileiros S.A. from April 2004 to September 2009, and of Banco Itaú Unibanco Holding S.A. from October 2009 to June 2014. He was the chairman of the board of the Institute of Independent Auditors of Brazil (Instituto dos Auditores Independentes do Brasil – IBRACON) from January 2012 to December 2014. He was also a member of the board of IFAC – International Federation of Accountants from November 2000 to December 2006, chair of the audit committee of IFAC from November 2003 to December 2006, and member of IFAC Nominating Committee from January 2007 to December 2010, and again from January 2017 to December 2020. He is a partner at Magalhães Andrade Auditores Independentes since June 1982. He holds a bachelor’s degree in accounting from Universidade de São Paulo and a bachelor’s degree in business administration from Universidade Mackenzie.
Executive Officers
Our executive officers are responsible for the management and representation of our company. We have a strong centralized management team led by Thiago Maffra, our CEO, who has broad experience in the financial services industry.
The following table lists our current executive officers:

Name	Age	Position

Thiago Maffra	37	Chief Executive Officer
Bruno Constantino Alexandre dos Santos	46	Chief Financial Officer
Fabrício Cunha de Almeida	39	General Counsel

Unless otherwise indicated, the current business addresses for our executive officers is Av. Chedid Jafet, 75, Torre Sul, 30th floor, Vila Olímpia – São Paulo, Brazil 04551-065.
Thiago Maffra is our chief executive officer, a position he has held since May 2021 after Mr. Benchimol stepped down from the position. Previously, Mr. Maffra was our chief technology officer, a position he held from September 2018 to May 2021. He joined the XP group in February 2015 and has led the strategy and development of our technology-driven financial services platform and digital transformation. Prior to joining the XP group, Mr. Maffra worked as a trader at Corretora Souza Barros Câmbio e Títulos S.A. from November 2010 to January 2015 and at Bulltick Capital Markets Holdings, LLC from September 2006 to November 2010. Mr. Maffra was awarded a Chartered Financial Analyst (CFA) charter in 2015. Mr. Maffra holds a bachelor’s degree in business administration from INSPER and an MBA from Columbia Business School.
Bruno Constantino Alexandre dos Santos. See “—Board of Directors.”
Fabrício Cunha de Almeida. See “—Board of Directors.”
Shareholders’ Agreement
On November 29, 2019, XP Controle, ITB Holding and GA Bermuda entered into a Shareholders’ Agreement, or the “Shareholders’ Agreement” with Itaú Unibanco S.A., XP Inc., XP Brazil and the companies that we control that are incorporated in Brazil, or the “Controlled Companies.” The Shareholders’ Agreement is governed by and construed in accordance with Brazilian law and any disputes settled by arbitration in São Paulo, Brazil. The Shareholders’ Agreement was most recently amended on October 1, 2021. Any shares that are owned by XP Controle, Itaú or GA Bermuda, including any shares that may be issued in the future to XP Controle, Itaú or GA Bermuda or acquired by them, are subject to the terms and conditions of the Shareholders’ Agreement. Following the merger of XPart into us, and the XP Controle corporate reorganization in December 2021, IUPAR, Itaúsa, São Marcos Investimentos Ltd., São Carlos Investimentos Ltd. and XP Control also became parties to the Shareholders’ Agreement. See “Item 4. Information on the Company—A. History and Development of the Company.”
Below is a summary of certain principal terms and conditions of the Shareholders’ Agreement.
Restrictions on Transfers of Shares
The Shareholders’ Agreement provides that, subject to certain permitted transfers, transfers of shares owned by any of the shareholders party to the Shareholders’ Agreement are subject to some restrictions: (1) lock-up arrangements as described below; (2) rights of first refusal and tag-along rights as described below, (3) applicable securities law restrictions; and (4) the terms and conditions of the Registration Rights Agreement;
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
Stock Exchange Sales
The Shareholders’ Agreement provides that, in addition to the restrictions described above, each party to the Shareholders’ Agreement will be free to transfer any number of Class A common shares, at any time, provided that the transfer is effected on a stock exchange to any third party. In this event, the shareholders’ right of first refusal and tag-along rights will not apply.

Transfers of Shares by XP Controle and GA Bermuda
The Shareholders’ Agreement provides that (1) XP Controle can transfer, in one or more transactions, up to 100% of its Class B common shares (which shall be converted into Class A common shares prior to such transfer) in excess of the number of shares held by XP Controle that are subject to the lock-up arrangements described above; and (2) GA Bermuda can transfer, in one or more transactions, up to 100% of its Class B common shares (which shall be converted into Class A common shares prior to such transfer) and/or Class A common shares in excess of the number of shares held by GA Bermuda that are subject to the lock-up arrangements described above, in each case to one or more person that (a) is not (i) a financial institution controlled by Brazilian persons; or (ii) a financial institution that operates in Brazil as a retail bank; and/or; (b) does not have a direct or indirect stake in excess of 30% in the corporate capital of the persons referred to in the first bullet above. In this event, the shareholders’ right of first refusal and tag-along rights will not apply.
Liquidity Alternative
To the extent any of the regulatory approvals required for the consummation of the remainder of the Itaú Transaction are denied or not obtained within 18 months as of the date they have been requested, whichever occurs first, the lock-up arrangements related to the Itaú Transaction applicable to XP Controle and GA Bermuda shall terminate and XP Controle, Itaú and GA Bermuda shall have the right to (1) request a follow-on offering subject to the terms and conditions of the Registration Rights Agreement (as amended from time to time, the “Registration Rights Agreement”), in which case the other shareholders and the Company shall use their reasonable commercial efforts to carry out and cause to be carried out all acts that are necessary to approve and, subject to favorable market conditions, file the registration statement for a public offering of Class A common shares, and pursuant to which the right of first refusal and tag-along rights discussed below shall not apply; or (2) initiate a structured private sale process of up to 100% of its shares, to one or more person that is a financial institution, private equity group, financial conglomerate, institutional investor or sovereign fund, which (a) is reputable and financially sound; and (b) has a significant probability of obtaining all the regulatory approvals necessary for the acquisition of the shares and consummation of the remainder of the Itaú Transaction pursuant to which Itaú may acquire additional shares from GA Bermuda and XP Controle (a “Certified Buyer”). If this private transfer results in the transfer of all the shares held by XP Controle or GA Bermuda, the respective Certified Buyer(s) shall succeed the respective shareholder and become a party to the Shareholders’ Agreement, and in case of transfer of less than 100% of the shares held by XP Controle or GA Bermuda, the respective Certified Buyer(s) will not be party to the Shareholders Agreement.
Transfer of Control
Subject to the right of first refusal and the tag-along right, XP Controle will be authorized, at any time, to transfer control of the Company only through a private sale of Class B common shares, provided that (1) the purchaser of the Company's control is one or more Certified Buyers, and (2) such Certified Buyer(s) adhere(s) to the Shareholders’ Agreement.
Permitted Transfers
The Shareholders’ Agreement provides that the restrictions discussed above shall not apply to the following transfers of shares, among others: (1) between Itaú and any of its affiliates or between its affiliates among themselves; (2) by IUPAR to its partners Itaúsa and/or E. Johnston, as well as (a) from Itaúsa to its affiliates (except for Itaú and its subsidiaries), including to ITH Zux Cayman Ltd., and/or (b) from E. Johnston to their respective partners or their affiliates (except for Itaú and its subsidiaries; (3) between GA and/or their respective permitted assignees; (4) between XP Controle, the XP Controle partnership, XP affiliates, or minority XP Controle shareholders.

Conversion of Shares
The Shareholders’ Agreement provides that Class B common shares will be convertible into Class A common shares at a ratio of one to one in the following circumstances: (1) at the sole discretion of XP Controle, Itaú or GA Bermuda with respect to their own Class B common shares, provided that any such conversion does not result in a change of control during the relevant lock-up period described above; (2) prior to any intended transfer of Class B common shares through a private sale (other than to an affiliate of the relevant shareholder), except for: (a) a transfer of shares representing 100% of the shares owned by Itaú at the time of such sale; or (b) a transfer by XP Controle that results in the transfer of control of the Company following the lock-up period applicable to XP Controle described above; (3) prior to any intended transfer of Class B common shares pursuant to an SEC-registered offering; (4) in respect of GA Bermuda, except for a transfer of its Class B common shares related to the consummation of the remainder of the Itaú Transaction, if required by XP Controle, at any time, in case of any transfer of shares by XP Controle that would result in XP Controle holding an interest representing less than 50% plus one of the Company’s voting rights following the transaction (provided that any such conversion is limited to the conversion of such number of Class B common shares as would enable XP Controle to hold an interest of at least 50% plus one of the Company’s voting rights); and/or (5) if, at any time, the total number of the issued and outstanding Class B common shares represents less than 10% of the aggregate voting power of the common shares of the Company, then the Class B common shares then in issue shall automatically and immediately be converted into Class A common shares and no Class B common shares shall be issued by the Company thereafter.
Right of First Refusal - Subscription of New Shares
The Shareholders’ Agreement provides that, as otherwise provided for in our Memorandum and Articles of Association, in the event of an increase in the share capital of the Company, each shareholder party to the Shareholders’ Agreement will have preemptive rights and will be entitled to subscribe to new Class A common shares and Class B common shares, as applicable, in proportion to their respective interests in the total and voting share capital of the Company at the time of such capital increase. If the Company proposes to issue Class A common shares for cash in the context of a public offering in the stock exchange without the corresponding preemptive rights described above, the Company shall notify each holder of Class B common shares, who will have 30 calendar days to inform the Company whether or not it agrees with the proposed issuance. In the event holders of at least two-thirds of Class B common shares agree that a proposed issuance of Class A common shares shall be made without preemptive rights applying to such issuance, the Company will be entitled to carry on a public offering in the stock exchange without the preemptive rights described above applying to such issuance. A holder of Class B common shares will be deemed to have agreed to the proposed issuance (and will be deemed to have waived its preemptive rights with respect to such proposed issuance) to the extent it does not notify the Company to the contrary within 30 calendar days of the Company notifying such holder of Class B common shares of the proposed issuance. In the context of a public offering of Class A common shares, if any shareholder subscribes for any number of Class A common shares being issued in such offering, the remaining shareholders named above shall have the right to subscribe to at least a number of Class A common shares as would guarantee that their dilution in the Company is not greater than such other shareholders’ dilution by reason of such offering.
Right of First Refusal - Private Sale of Shares
The Shareholders’ Agreement provides that pursuant to the rules and exceptions set forth therein, each party to the Shareholders’ Agreement wishing to carry out a private transfer or a private sale of its shares to a Certified Buyer may only do so after the shares at issue are offered to the other shareholders, who will have 45 calendar days to inform the offering shareholder whether they wish to exercise or waive their right of first refusal. The offer contained in such shareholders’ response shall be firm, irrevocable and irreversible, and may be conditioned only on the need to obtain regulatory and governmental approvals.
Tag-Along Rights
In case of a transfer of the Company’s control, subject to certain rules and exceptions provided for in the Shareholders’ Agreement, the offeree shareholders who decide not to exercise their right of first refusal shall be entitled to require that the offering shareholder that intends to transfer control of the Company include, in the offered shares to be transferred to the Certified Buyer, all shares held by such offering shareholders, at the same price per offered share and on the same terms and conditions applicable to the offering shareholder’s offered shares, including any price adjustments, deferred payments, indemnification obligations and earn outs.

Veto Rights
The Shareholders’ Agreement provides that GA Bermuda will have veto rights over the following actions:
(a)    subject to certain thresholds, entering into joint ventures with other companies, mergers, spin-offs, incorporations, acquisitions, partnerships, profit-sharing agreements or the sale of assets, subject to certain thresholds;
(b)    annual investments (CAPEX) not provided for in the annual budget, subject to certain thresholds;
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
(g)    subject to certain exceptions, related-party transactions involving, on the one hand, the Company or its Controlled Companies and, on the other, (1) XP Controle, or any other companies directly or indirectly controlled by XP Controle, its respective direct or indirect controlling shareholders, or their spouses and first- and second-degree relatives; (2) any managers of the Company or of its Controlled Companies or their spouses and first- and second-degree relatives; (3) and/or any direct or indirect Controlled Company of the Company;
(h)    changes to the Company’s or the Controlled Companies’ bylaws that have a material adverse effect on the rights granted to GA Bermuda pursuant to the Shareholders’ Agreement;
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
The Shareholders’ Agreement further provides that:
(a)GA Bermuda shall only be allowed to exercise the vetoes provided for in items (a) and (b) above until the complete implementation of the second acquisition, as provided for in the stock purchase agreement relating to the Itaú Transaction;
(b)GA Bermuda shall lose the veto rights provided in the items above automatically and regardless of any amendment to the Shareholders’ Agreement, if GA Bermuda holds less than 44,095,602 shares in the Company, adjusted solely to reflect any consolidation and/or subdivision of the relevant shares of the Company and/or similar transaction; and
(c)except for the veto rights provided for in items (a), (d) and (f) above, which are granted for the sole and exclusive benefit of GA Bermuda (intuitu personae), the veto rights shall, as provided for in the Shareholders’ Agreement, be mutatis mutandis applicable to the Authorized Investors that acquire shares from GA Bermuda and/or to Certified Buyers who acquire such shares, provided that none of the respective shares acquired are subsequently transferred by them.
Composition of Board of Directors
Subject to certain limitations, the Shareholders’ Agreement provides that (1) XP Controle shall be entitled to nominate and replace the majority of directors and their respective alternates as long as XP Controle holds more than 50% of the Company’s voting rights; (2) IUPAR and Itaúsa shall be entitled to nominate and replace two directors and their respective alternates as long as they collectively hold more than 5% of the Company’s voting rights, and if the total capital of the Company held by IUPAR and Itaúsa falls below 5%, IUPAR and Itaúsa shall no longer be entitled to nominate any director; (3) GA Bermuda shall be entitled to nominate and replace one director and its respective alternate as long as GA Bermuda holds more the 5% of the Company’s voting rights and if the total capital of the Company held by GA Bermuda falls below 5%, GA Bermuda shall no longer be entitled to nominate any director; and (4) the board of directors will have three independent directors who will also be members of the Company’s audit committee.

Composition of Audit Committee
The Shareholders’ Agreement provides that our audit committee will be composed of three members who, as required under applicable regulation, will also be independent directors. These members will be appointed as follows: (1) XP Controle will have the right to appoint two members including its chairman; (2) IUPAR and Itaúsa will have the right to appoint one member as long as IUPAR and Itaúsa collectively hold more than 5% of the Company’s voting rights; and (3) GA Bermuda will have the right to appoint one observer, who may participate in audit committee meetings without voting rights.
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
Non-Solicitation
The Shareholders’ Agreement provides that GA Bermuda, Itaú, XP Controle and each of XP Controle’s controlling shareholders, as well as their respective affiliates, undertake not to hire, persuade or entice away any key employees for leaving their job or position or terminating their relationship with XP Controle, the Company, XP Brazil and/or its Controlled Companies, as follows:
•with respect to XP Controle and each of XP Controle’s controlling shareholders, for a period of five years counted from the date on which they, respectively, cease to be a direct or indirect shareholder of the Company and/or of its Controlled Companies; and
•with respect to GA Bermuda, for a period of two years counted from the date on which it ceases to be a direct or indirect shareholder of the Company and/or of its Controlled Companies.
Term
The Shareholders’ Agreement shall be valid and enforceable until October 30, 2026.
B.    Compensation
Compensation of Directors and Officers
Under Cayman Islands law, we are not required to disclose compensation paid to our senior management on an individual basis and we have not otherwise publicly disclosed this information elsewhere.
For the years ended December 31, 2021, 2020 and 2019, the aggregate compensation expense for the members of the board of directors and our executive officers for services in all capacities was R$53 million, R$62 million, and R$27 million, respectively, which includes both benefits paid in kind and compensation. See note 26(a) to our audited consolidated financial statements included elsewhere in this annual report.
Employment Agreements
None of our executive officers have entered into employment agreements with the Company. None of our directors have entered into service agreements with the Company.

Long-Term Incentive Plan
On December 6, 2019, we implemented a new equity incentive plan, or the “LTIP,” for the purpose of advancing the interests of our shareholders by enhancing our ability to motivate and reward eligible service providers to perform at the highest level. The LTIP governs the issuances of equity incentive awards with respect to our Class A common shares. It is intended that the maximum number of Class A common shares initially available for issuance pursuant to equity incentive awards granted under the LTIP will not exceed 5% of our common shares outstanding at any given time. Our board of directors may adjust the number of Class A common shares available for issuance under the LTIP from time to time in its discretion.
Equity incentive awards may be granted to our employees, nonemployee directors, officers, consultants or other individual service providers, as well as holders of equity compensation awards granted by a company that may be acquired by us in the future. Awards under the LTIP may be granted in the form of stock options, stock appreciation rights, restricted stock, restricted stock units, or the “RSUs,” performance awards or other stock-based awards. Stock options and stock appreciation rights will have an exercise price determined by the administrator but that is no less than the fair market value of the underlying Class A common shares on the date of grant.
The vesting conditions for grants under the LTIP are determined by the administrator and, in the case of restricted stock and RSUs, are set forth in the applicable award documentation. For stock options, the administrator determines the exercise price of the option, the term of the option and the time or times at which the option may be exercised. Performance awards are subject to performance conditions as specified by the administrator and are settled in cash, Class A common shares, other awards, other property, net settlement or any combination thereof, as determined by the administrator in its discretion, following the end of the relevant performance period. The LTIP is administered by a compensation committee appointed by our board of directors consisting of not less than three members, which may consist of directors and/or officers or other management members of our company. For more information see “—C. Board Practices—Committees—Compensation Committee.” As of December 31, 2021, we had made awards consisting of 18,119,890 shares under the LTIP.
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
•Section 5635 of Nasdaq listing rules, which requires an issuer to obtain shareholder approval prior to an issuance of securities (in certain circumstances) in connection with certain events, including: (i) the acquisition of the stock or assets of another company; (ii) equity-based compensation of officers, directors, employees or consultants; (iii) a change of control; and (iv) private placements. Cayman Islands law does not require shareholder approval prior to an issuance of securities to the extent the securities are authorized; and
•the requirement under Section 5605(b)(2) of Nasdaq listing rules that the independent directors have regularly scheduled meetings with only the independent directors present.

Cayman Islands law does not impose a requirement that the board consist of a majority of independent directors or that such independent directors meet regularly without other members present. Nor does Cayman Islands law impose specific requirements on the establishment of a compensation committee or nominating committee or nominating process.
Controlled Company Exception
On the date of this annual report, XP Controle and XP Control beneficially own 89.64% of our Class B common shares, representing an aggregate of 68.26% of the voting power of our outstanding share capital. As a result, we are a “controlled company” within the meaning of the corporate governance standards of the Nasdaq corporate governance rules. Under these rules, a company of which more than 50% of the voting power in the election of directors is held by an individual, group or another company is a “controlled company” and may elect not to comply with certain corporate governance requirements.
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
Committees
Audit Committee
The audit committee, which consists of Luiz Felipe Amaral Calabró, Luciana Pires Dias and Guy Almeida Andrade, assists our board of directors in overseeing our accounting and financial reporting processes and the audits of our financial statements. In addition, the audit committee is directly responsible for the appointment, compensation, retention and oversight of the work of our independent registered public accounting firm. Luciana Pires Dias serves as chairperson of the committee. The audit committee consists exclusively of members of our board of directors who are financially literate, and Guy Almeida Andrade is considered an “audit committee financial expert” as defined by the SEC. Our board of directors has determined that Luiz Felipe Amaral Calabró, Luciana Pires Dias and Guy Almeida Andrade satisfy the “independence” requirements set forth in Rule 10A-3 under the Exchange Act.
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
•establishing procedures for the receipt, retention and treatment of complaints received by the Company regarding accounting, internal accounting controls or auditing matters, and the confidential, anonymous submission by employees of the Company of concerns regarding questionable accounting or auditing matters; and

•ratifying certain related-party transactions (as defined in our related-party transaction policy) in accordance with our related-party transaction policy.
The audit committee meets as often as it determines is appropriate to carry out its responsibilities, but in any event meets at least four times per year.
Compensation Committee
Our compensation committee, which consists of Guilherme Dias Fernandes Benchimol, Bruno Constantino Alexandre dos Santos, Gabriel Klas da Rocha Leal and Martin Emiliano Escobari Lifchitz, assists the board of directors in reviewing and approving the compensation structure, including all forms of compensation, relating to our directors and executive officers. The committee reviews the total compensation package for our executive officers and directors and recommends to the board of directors for determination the compensation of each of our directors and executive officers, and will periodically review and approve any long-term incentive compensation or equity plans, programs or similar arrangements, annual bonuses and employee pension and benefits plans. As permitted by the listing requirements of Nasdaq, we have opted out of Nasdaq Listing Rule 5605(d) which requires that a compensation committee consist entirely of independent directors.
ESG – Environmental, Social and Governance Committee
At XP Inc., we acknowledge that we must be responsible for our legacy. Therefore, throughout our entire business, we seek to be protagonists and lead the Environmental, Social and Governance Agenda, or “ESG Agenda.” We believe that companies play a fundamental role in solving ESG challenges, and we strive to implement significant ESG practices from both the internal and external perspectives.
In 2020, we made a number of significant advances on the Environmental, Social and Governance, or “ESG,” front. In September 2020, we established an ESG advisory committee at the XP Inc. level, composed of twelve members, which include the senior management of XP, who have substantial experience with our operations, the financial services industry and the markets. We also launched our ESG Manifest, which guides our actions, aiming to lead the ESG agenda in the market, positioning ourselves as a company that takes responsibility for its legacy and inspiring our customers to become agents of transformation, in line with our strategy focused mainly on education, diversity and gender equality.
Since November 2020, XP Gestão and XPA, our asset management, are PRI Signatories (Principles for Responsible Investment Signatories), a public commitment to integrating ESG factors into investment decision making. During 2020, we launched four ESG focused funds and the “MLHR3” (Mulheres Que Transformam) initiative which consists of promoting gender equality within XP, a financial education journey for women and the launch of a fund that donates 20% of its management fee to a non-governmental organization in Brazil that focuses on female leadership development. We also launched an education initiative through the “Educação Garantida” (Guaranteed Education) project, a partnership with “Instituto da Criança,” that donates money to pay for scholarship students from families in economic difficulties.
In 2021, we continued to advance our ESG agenda, which is built upon four main pillars:
•Deliver Sustainable Investment Solutions: As of December 31, 2021, we had over R$8.8 billion in Assets under Custody with ESG products, over 50 ESG investment products, and over 180,000 clients investing in ESG products, in addition to dedicated ESG portfolios for private banking and institutional investors and a dedicated ESG research team;
•Prioritize Our Own Sustainable Transition: As of December 31, 2021, over half of our AUM was aligned with the Principles for Responsible Investment, or “PRI.” In addition, we were awarded Best ESG Executive Team by Institutional Investor, launched our first ESG report aligned with the Global Reporting Initiative, or “GRI” and the Sustainability Accounting Standards Board, or “SASB” standards and our responsible internal investing policy, and disclosed our institutional carbon inventory in the CDP database. Our goal, to this end, is to have our new “Villa XP” offices certified as LEED Platinum.
•Achieve Diversity & Inclusion Goals: In 2021, we received the “Recognition of Inclusive Education” award by the Rodrigo Mendes Institute, launched inclusive job openings and hiring programs, and signed the Pact for the Inclusion of People with Disabilities and the Racial Equity Pact. The Racial Equity Pact aims to propose and implement a Racial ESG Protocol for Brazil, bringing the racial issue to the center of the Brazilian economic debate and attracting large national and multinational companies, civil society and the Brazilian government to the discussion.

•Democratize Financial and Tech Education: In 2021, we launched Instituto XP to bring financial education to approximately 50 million Brazilians. In addition, we partnered with local players to deliver financial education solutions, and set up tech education programs to young people focused on programming and social and emotional skills.
Board Diversity Matrix

Board Diversity Matrix (as of December 31, 2021)

Country of Principal Executive Offices:	Brazil
Foreign Private Issuer:	Yes (the Cayman Islands)
Disclosure Prohibited under Home Country Law:	No
Total Number of Directors:	12
	Female	Male	Non-Binary	Did Not Disclose Gender

Part I: Gender Identity
Directors:	1	11	0	0
Part II: Demographic Background
Underrepresented Individual in Home Country Jurisdiction:	0
LGBTQ+:	0
Hispanic or Latinx	1
Did not Disclose Demographic Background:	11
D.    Employees
As of December 31, 2021, 2020 and 2019, we had 6,192, 3,651 and 2,429 employees, respectively. As of December 31, 2021, all of our employees were based in our offices in São Paulo, Rio de Janeiro, New York City, Miami and London.
The table below breaks down our full-time personnel by function as of December 31, 2021:

Function	Number of employees	% of Total

Management	914	15%
Technology	1,452	23%
Sales and Marketing	360	6%
Customer Support	1,912	31%
General and Administrative	1,555	25%
Total	6,193	100%
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
See “Item 6. Directors, Senior Management and Employees—B. Compensation—Long-Term Incentive Plan, or “LTIP” for information on our share option long-term incentive program.
ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS
A.    Major Shareholders
The following table and accompanying footnotes present information relating to the beneficial ownership of our Class A common shares and Class B common shares as of December 31, 2021. We are not aware of any other shareholder that beneficially owns more than 5% of our common shares nor of any arrangements the operation of which may at a subsequent date result in a change of control of the company.
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
Except as otherwise indicated, and subject to applicable community property laws, we believe that each shareholder identified in the table below possesses sole voting and investment power over all the Class A common shares or Class B common shares shown as beneficially owned by the shareholder in the table. Percentages in the table below are based on 424,153,735 outstanding Class A common shares and 135,394,989 outstanding Class B common shares.
Unless otherwise indicated below, the address for each beneficial owner is c/o XP Inc., Av. Chedid Jafet, 75, Torre Sul, 30th floor, Vila Olímpia – São Paulo, Brazil 04551-065.

	Shares Beneficially Owned				% of Total Voting Power (1)
Shareholders as of December 31, 2021	Class A		Class B
	Shares	%	Shares	%

5% Shareholders
XP Controle Participações S.A.(2)	—	—	12,730,020	9.40%	7.16%
XP Control LLC(3)	—	—	108,631,284	80.23%	61.12%
Itaúsa S.A.(4)	76,470,985	18.03%	—	—	—
General Atlantic (XP) Bermuda, L.P.(5)	46,202,650	10.89%	14,033,685	10.36%	10.50%
Executive Officers and Directors
Guilherme Dias Fernandes Benchimol(6)	—	—	—	—	—
Bernardo Amaral Botelho(6)	—	—	—	—	—
Carlos Alberto Ferreira Filho(6)	—	—	—	—	—
Gabriel Klas da Rocha Leal(6)	—	—	—	—	—
Bruno Constantino Alexandre dos Santos(6)	—	—	—	—	—
Fabrício Cunha de Almeida(6)	—	—	—	—	—
Guilherme Sant’Anna Monteiro da Silva(6)	—	—	—	—	—
Luiz Felipe Amaral Calabró	—	—	—	—	—
Martin Emiliano Escobari Lifchitz(7)	—	—	—	—	—
Geraldo José Carbone	—	—	—	—	—
Luciana Pires Dias	—	—	—	—	—
Guy Almeida Andrade	—	—	—	—	—
Thiago Maffra (6)	—	—	—	—	—
All directors and executive officers as a group (12 persons)	—	—	—	—	—

(1)	Percentage of total voting power represents voting power with respect to all of our Class A common shares and Class B common shares, as a single class. Holders of our Class B common shares are entitled to 10 votes per share, whereas holders of our Class A common shares are entitled to one vote per share. For more information about the voting rights of our Class A common shares and Class B common shares, see “Item 10. Additional information—B. Memorandum and Articles of Association.”
(2)
This information is based solely on the Schedule 13D/A filed with the SEC on March 4, 2022 on behalf of XP Control LLC and XP Controle Participações S.A. Includes Class B common shares owned by XP Controle Participações S.A. or “XP Controle,” with its registered address of Av. Ataulfo de Paiva, 153, room 201 (part), Leblon, 22440-032 – Rio de Janeiro, Brazil. Guilherme Dias Fernandes Benchimol, Bernardo Amaral Botelho, Carlos Alberto Ferreira Filho, Gabriel Klas da Rocha Leal, Fabrício Cunha de Almeida, Bruno Constantino Alexandre dos Santos and Guilherme Sant’Anna Monteiro da Silva are controlling shareholders of XP Controle, or the “XP Controle Controlling Shareholders” in accordance with XP Controle’s shareholders agreement. The XP Controle Controlling Shareholders have beneficial ownership of the Class B common shares held of record by XP Controle. Each of the XP Controle Controlling Shareholders disclaims ownership of the Class B common shares except to the extent he has a pecuniary interest therein.

(3)	This information is based solely on the Schedule 13D/A filed with the SEC on March 4, 2022 on behalf of XP Control LLC and XP Controle Participações S.A. Includes Class B common shares owned by XP Control LLC, or “XP Control,” with its principal business address of Av. Chedid Jafet, 75, Torre Sul, 30th floor, Vila Olímpia – São Paulo, Brazil 04551-065. Guilherme Dias Fernandes Benchimol, Bernardo Amaral Botelho, Carlos Alberto Ferreira Filho, Gabriel Klas da Rocha Leal, Fabrício Cunha de Almeida, Bruno Constantino Alexandre dos Santos and Guilherme Sant’Anna Monteiro da Silva are controlling shareholders of XP Control, or the “XP Control Controlling Shareholders” in accordance with XP Control’s amended and restated limited liability company agreement and unitholders’ agreement. The XP Control Controlling Shareholders have beneficial ownership of the Class B common shares held of record by XP Control. Each of the XP Control Controlling Shareholders disclaims ownership of the Class B common shares except to the extent he has a pecuniary interest therein.
(4)	This information is based solely on the Schedule 13D/A filed with the SEC on December 16, 2021 on behalf of Itaúsa S.A. Includes Class A common shares owned by Itaúsa S.A., or “Itaúsa,” with its principal business address at Av. Paulista, No. 1938, 5th floor, Bela Vista, 01310-200, São Paulo, Brazil.
(5)	This information is based solely on the Schedule 13G/A filed with the SEC on February 11, 2022 on behalf of General Atlantic, L.P., and several other reporting persons identified therein. Includes Class A common shares and Class B common shares owned by General Atlantic (XP) Bermuda, L.P., or “GA Bermuda,” with its registered address of Clarendon House, 2 Church Street, Hamilton HM 11, Bermuda. The GA Funds (as hereinafter defined) and the Sponsor Coinvestment Funds (as hereinafter defined) share beneficial ownership of the Class A common shares and the Class B common shares held of record by GA Bermuda. The “GA Funds” are General Atlantic Partners 92A, L.P., General Atlantic Partners 92B, L.P., General Atlantic Partners 92C, L.P., General Atlantic Partners 92D, L.P., General Atlantic Partners 92E, L.P., General Atlantic Partners 92F, L.P., General Atlantic Partners 92G, L.P., General Atlantic Partners 92H, L.P., General Atlantic Partners 92I, L.P., General Atlantic Partners 92J, L.P. and General Atlantic Partners (Bermuda) IV, L.P., or “GAP Bermuda IV.” Each of the GA Funds (other than GAP Bermuda IV) is the sole member of a limited liability company, and each such limited liability company is a limited partner of GA Bermuda. Such limited liability companies are General Atlantic XP A, LLC, General Atlantic XP B, LLC, General Atlantic XP C, LLC, General Atlantic XP D, LLC, General Atlantic XP E, LLC, General Atlantic XP F, LLC, General Atlantic XP G, LLC, General Atlantic XP H, LLC, General Atlantic XP I, LLC and General Atlantic XP J, LLC. The “Sponsor Coinvestment Funds” are GAP Coinvestments III, LLC, or “GAPCO III,” GAP Coinvestments IV, LLC, or “GAPCO IV,” GAP Coinvestments V, LLC, or “GAPCO V,” GAP Coinvestments CDA, L.P., or “GAPCO CDA,” and GAPCO GmbH & Co. KG, or “GAPCO KG.” The Sponsor Coinvestment Funds are members of GA Latin America Coinvestments, LLC, which is also a limited partner of GA Bermuda. GAP Bermuda IV, GAPCO CDA, GAPCO III, GAPCO IV and GAPCO V are also limited partners of GA Bermuda. The general partner of GA Bermuda is GAP (Bermuda) Limited. The general partner of the GA Funds (other than GAP Bermuda IV) is General Atlantic GenPar, L.P., or “GenPar.” The general partner of GenPar is General Atlantic LLC, or “GA LLC.” The general partner of GAP Bermuda IV is General Atlantic GenPar (Bermuda), L.P., or “GenPar Bermuda,” and the general partner of GenPar Bermuda is GAP (Bermuda) Limited. GA LLC is the managing member of GAPCO III, GAPCO IV and GAPCO V and the general partner of GAPCO CDA. The general partner of GAPCO KG is GAPCO Management GmbH, or “GAPCO GmbH.” There are eight members of the management committee of GA LLC, or the “GA Management Committee” as of the date of the Schedule 13G/A. The address of each of the Reporting Persons (other than GmbH, KG, GA XP, GAP Bermuda IV, GAP (Bermuda) L.P., GenPar Bermuda, GAP Bermuda EU, GA XP II, GAP Lux, GA GenPar Lux and GA Lux) is c/o General Atlantic Service Company, L.P., 55 East 52nd Street, 33rd Floor, New York, NY 10055. The address of GmbH and KG is c/o General Atlantic GmbH, Luitpoldblock, Amirplatz 3, 80333 Munich, Germany. The address of GA XP, GAP Bermuda IV, GAP (Bermuda) L.P., GenPar Bermuda, GAP Bermuda EU and GA XP II is Clarendon House, 2 Church Street, Hamilton HM 11, Bermuda. The address of GAP Lux, GA GenPar Lux and GA Lux is Luxembourg is 412F, Route d’Esch, L-2086 Luxembourg.. The members of the GA Management Committee are also the directors and the members of the management committee of GAP (Bermuda) Limited. Martin Escobari is a member of the GA Management Committee. GA Bermuda, GA LLC, GenPar, GenPar Bermuda, GAP (Bermuda) Limited, the GA Funds and the Sponsor Coinvestment Funds are a “group” within the meaning of Rule 13d-5 of the Securities Exchange Act of 1934, as amended. Each of the members of the GA Management Committee disclaims ownership of the Class A common shares and the Class B common shares except to the extent he has a pecuniary interest therein.
(6)	While these executive officers and directors do not own common shares in XP Inc. directly, they own equity interests in XP Controle Participações S.A. and XP Control LLC. These executive officers and directors disclaim beneficial ownership of the shares held by XP Controle Participações S.A. and XP Control LLC except to the extent, if any, of their respective pecuniary interest therein.
(7)	Mr. Escobari, a member of our board of directors, is a managing director of GA LLC. Mr. Escobari disclaims beneficial ownership of the shares held by GA Bermuda except to the extent, if any, of his pecuniary interest therein.

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
B. Related Party Transactions
Itaú Unibanco Holding Transaction
On November 26, 2020, Itaú Unibanco Holding issued a material fact announcement and on November 27, 2020 furnished a corresponding Form 6-K to the SEC stating that its board of directors had approved the segregation of its investment in us from the Itaú Unibanco Holding conglomerate, including by transferring, through spin-off transactions, certain of its shares (representing 41.05% of our share capital as of September 30, 2020) to XPart. XPart was incorporated on May 31, 2021 as a result of the segregation of Itaú Unibanco Holding’s investment in us. The proposed segregation was approved by Itaú Unibanco Holding shareholders on January 31, 2021 and by the U.S. Federal Reserve System, and became effective on May 31, 2021. On February 1, 2021 and May 28, 2021, we announced our intention to carry out the merger of XPart, which was intended to enhance our corporate governance and capital structure at shareholders’ level.
On August 24, 2021, our registration statement on Form F-4 (File No. 333-257304) was declared effective by the SEC for a public offering of our Class A common shares in connection with the merger. On October 1, 2021, we consummated the merger of XPart with and into us, pursuant to which XPart ceased to exist. In connection with the merger, XPart shareholders, including IUPAR and Itaúsa, received 225,796,528 Class A common shares issued by us, including in the form of BDRs, in the case of Brazilian or non-Brazilian residents. Our BDRs started trading at the B3 on October 4, 2021 under the symbol “XPBR31.”
Furthermore, certain changes to our Shareholders’ Agreement were agreed, which, in relation to ITB Holding, Itaú Unibanco and Itaú Unibanco Holding, became effective on May 31, 2021 and, in relation to IUPAR and Itaúsa, upon implementation of the merger. See “Item 6. Directors, Senior Management and Employees—A. Directors and Senior Management—Shareholders’ Agreement.”
Securities and Repurchase Agreement Transactions with Itaú Unibanco
We enter into bank deposit certificates (CDBs), accounts receivable, purchased and repurchase agreements with Itaú Unibanco in the ordinary course of our business. Bank deposit certificates are highly liquid, short-term securities and accrue interest at rates per annum ranging from 75% to 96% of the CDI rate. Accounts receivable is related to commission for intermediation of interest rate derivatives offshore operations. Purchased agreements and repurchase agreements are highly liquid cash equivalent operations, in case of repurchase backed by our own securities or third-party securities. As of December 31, 2021, securities sold under repurchase agreements accrued interest at average interest rates of 9.5% per annum.
The following table sets forth the total amounts of the bank deposit certificates and repurchase agreements entered into with Itaú Unibanco as of the dates indicated:

	Assets/(Liabilities) as of December 31,		Revenue/(Expenses) for the year ended December 31,
Type of transaction	2021	2020	2021	2020	2019
	(in millions of R$)

Securities (Bank deposit certificates)	195	112	4	10	10
Securities purchased under agreements to resell	—	—	19	—	1
Accounts receivable	9	11	1	1	1
Securities sold under repurchase agreements	(2,301)	(5,780)	84	(63)	(58)
For further information, see note 26 (b) to our audited consolidated financial statements included elsewhere in this annual report.

Reimbursement Agreement
XP CCTVM is party to an agreement with XDEX Intermediação Ltda., or “XDEX,” pursuant to which XDEX (which is indirectly owned by XP Controle reimburses XP CCTVM for costs associated with office space and utilities. For the fiscal years ended December 31, 2021, 2020 and 2019, R$89 thousand, R$85 thousand and R$503 thousand was paid pursuant to this agreement, respectively. In the second half of 2020, XDEX ended its activities.
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
Registration Rights Agreement
On December 1, 2019, we entered into a registration rights agreement (as amended from time to time, the “Registration Rights Agreement”), with XP Controle, Itaú and GA Bermuda. Following the XPart merger on October 1, 2021, we entered into an amended and restated registration rights agreement with XP Controle, GA Bermuda, ITB Holding, IUPAR and Itaúsa. As a result of the XP Controle corporate reorganization in December 2021, XP Control also became a party to the amended and restated registration rights agreement. See “Item 4. Information on the Company—A. History and Development of the Company.”
At any time that the Participating Shareholders are no longer subject to restrictions on transfer of their shares pursuant to the Shareholders’ Agreement or lock-up agreements entered into with the underwriters of our initial public offering, subject to several exceptions, including underwriter cutbacks and our right to defer a demand registration under certain circumstances, the Participating Shareholders may require that we register for public resale under the Securities Act all common shares constituting registrable shares, or the “Registrable Shares,” that they request be registered so long as the securities requested to be registered in each registration statement have an aggregate estimated market value of at least US$25 million (unless the initiating holder is seeking to register the sale of its entire interest in our share capital). If we become eligible to register the sale of Registrable Shares on Form F-3 under the Securities Act, which will not be until at least twelve months after the date of the initial public offering, our Participating Shareholders have the right to require us to register the sale of the Registrable Shares held by them on Form F-3, subject to offering size and other restrictions.
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
Dividends and Dividend Policy
We have not adopted a dividend policy with respect to future distributions of dividends. The amount of any distributions will depend on many factors such as our results of operations, financial condition, cash requirements, prospects and other factors deemed relevant by our board of directors and, where applicable, our shareholders. Pursuant to the Shareholders’ Agreement, any dividend payment that exceeds 50% of our net income for the year is subject to a veto right by GA Bermuda. For further information on dividends, see “Item 10. Additional Information—B. Memorandum and Articles of Association—Dividends and Capitalization of Profits.”
On October 16, 2019, XP Brazil declared and paid dividends totaling R$60 million. On November 1, 2019, XP Brazil declared dividends totaling R$440 million, which were paid in December 2019. For further information, see note 28 to our audited consolidated financial statements included elsewhere in this annual report.
In 2019 and 2018, XP Brazil paid dividends totaling R$500 million and R$325 million, respectively. For 2021 and 2020, XP Inc. had not declared or paid dividends to its shareholders. For further information regarding dividend payments by XP Brazil since January 1, 2017, see note 25(d) to our audited consolidated financial statements included elsewhere in this annual report.
On May 29, 2020, in response to the ongoing uncertainty relating to the economic effects of the COVID-19 pandemic, the Central Bank issued CMN Resolution No. 4,820/2020, or “CMN Resolution No. 4,820.” CMN Resolution No. 4,820 prohibits financial institutions and other institutions authorized to operate by the Central Bank, including XP CCTVM and Banco XP, to, until December 31, 2021, make dividend distributions beyond the minimum legal requirement or the minimum threshold established in such institutions’ bylaws. Under CMN Resolution No. 4,820, the anticipated distribution of profits relating to 2020 must be made in a conservative, consistent manner compatible with the uncertainties of the current economic scenario. CMN Resolution No. 4,820 also temporarily prohibits financial institutions from making other related payments, pay interest on equity, effect stock repurchases and, as a general rule, effect capital stock reductions. We do not expect the temporary prohibitions established by CMN Resolution No. 4,820 to have a material impact on our business, financial condition or results of operations.
Certain Cayman Islands Legal Requirements Related to Dividends
Under the Companies Act and our Memorandum and Articles of Association, a Cayman Islands company may pay a dividend out of either its profit or share premium account, but a dividend may not be paid if this would result in the company being unable to pay its debts as they fall due in the ordinary course of business. According to our Memorandum and Articles of Association, dividends can be declared and paid out of funds lawfully available to us, which include the share premium account. Dividends, if any, would be paid in proportion to the number of common shares a shareholder holds. For further information, see “Item 10. Additional Information—E. Taxation—Cayman Islands Tax Considerations.”
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
As of December 31, 2021, we have provisions recorded in our audited consolidated financial statements in connection with legal proceedings for which we believe a loss is probable in accordance with accounting rules, in an aggregate amount of R$29 million and have made judicial deposits in an aggregate amount of R$11 million. However, legal proceedings are inherently unpredictable and subject to significant uncertainties. If one or more cases were to result in a judgment against us in any reporting period for amounts that exceeded our management’s expectations, the impact on our results of operations or financial condition for that reporting period could be material. See “Item 3. Key information—D. Risk Factors—Risks Relating to Our Business and Industry—The Costs and Effects of Pending and Future Litigation, Investigations or Similar Matters, or Adverse Facts and Developments Related Thereto, Could Materially Affect Our Business, Financial Position and Results of Operations.”
For further information, see note 27 to our audited consolidated financial statements included elsewhere in this annual report.
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
As of December 31, 2021, we were party to 105 judicial and administrative proceedings of a civil nature for which we recorded a provision of R$12 million. We were also party to 618 judicial and administrative proceedings of a civil nature totaling R$233 million, where the likelihood of loss has been assessed by our management as possible based on the opinion of our external legal advisors and for which we have not recorded a provision.
From March to April 2020, three putative securities class action complaints were filed against, among others, us, certain of our officers and directors and our then controlling shareholder, XP Controle, one of which was filed in the Supreme Court of the State of New York and two of which were filed in the United States District Court for the Eastern District of New York. In June 2020, the federal actions were consolidated into a single proceeding and co-lead plaintiffs and co-lead counsel were appointed. The New York State plaintiff subsequently filed an amended complaint, which added as defendants certain of our directors and our then shareholder Itaú. Thereafter, co-lead plaintiffs in the consolidated federal action also filed an amended complaint, which added Itaú, XP Controle, and one of our directors as defendants. The complaints alleged, among other things, that certain offering documents filed with the SEC in connection with our IPO misrepresented and/or omitted to state certain material facts. We, along with certain other defendants, have filed motions to dismiss both the New York State action and the consolidated federal action in their entirety. On February 8, 2021 and March 8, 2021, respectively, the New York State and federal district courts dismissed both actions in their entirety and with prejudice. The plaintiff in the New York State action has not appealed or sought reargument of the relevant dismissal decision. On April 7, 2021, the plaintiff in the consolidated federal action filed a notice of appeal to the United States Court of Appeals for the Second Circuit. The appeal was denied on November 22, 2021.
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

As of December 31, 2021, we were party to 18 labor-related judicial and administrative proceedings for which we recorded a provision of R$6 million. We were also party to 21 labor lawsuits totaling approximately R$26 million, where the likelihood of loss has been assessed by our management as possible based on the opinion of our external legal advisors and for which we have not recorded a provision.
XP Investments is a party to proceedings in the United States filed by former employees, including a lawsuit asserting fraudulent inducement and breach of an alleged agreement to develop proprietary trading software. The lawsuit alleged damages of approximately US$90 million. However, in January 2021, the court partially granted XP Investments’ motion to dismiss, which resulted in the dismissal of the fraudulent inducement claim. In December 2021, the appeals court further affirmed the dismissal of the fraudulent inducement claim. As a result, the amount of damages alleged in this lawsuit has been reduced to approximately US $18 million.
While external counsel at the present time cannot evaluate the likelihood of an unfavorable outcome of any such matter given, that it is in its preliminary stages, we believe the allegations are meritless.
Tax and Social Security Matters
As of December 31, 2021, we were party to one administrative tax and social security proceeding for which we recorded a provision of R$10 million. The proceeding relates to the application of social contribution taxes (“PIS” and “COFINS”) on the definition of the calculation base of revenues to pay correctly. As of December 31, 2021, we had made judicial deposits in an aggregate amount of R$11 million in connection with this proceeding. As of the date of this annual report, this proceeding was pending the expert technical report following the decision of the second instance court to grant the right to provide evidence and send the proceeding back to the lower court.
We are party to four corporate income tax and social security proceedings totaling R$161 million, where the likelihood of loss has been assessed by our management as possible based on the opinion of our external legal advisors and for which we have not recorded a provision. In three of the proceedings, the plaintiffs allege that we are in violation of Brazilian Law No. 10,101/2000 relating to a requirement to make social security contributions during the fiscal years 2011, 2015 and 2016 in connection with employee profit sharing payments. The fourth proceeding challenges certain expenses we deducted from our income tax basis for amounts received by our directors. We are also a party to three proceedings in which tax authorities challenge the tax use of goodwill arising from the GA and Actis acquisitions of our shares between 2013 and 2016 (we have also filed two suits to prevent the issuance of new tax assessments related to such goodwill for other periods). As of the date of this annual report, these proceedings are pending adjudication by the first administrative instance of the Brazilian Internal Revenue Services. The amounts involved are, respectively, R$9 million and R$58 million. In November 2021, the Group was notified by tax authorities for a requirement of social security contributions due to employee profit sharing payments related to the calendar year 2017, allegedly in violation of Brazilian Law 10,101/00 and non-deductible expenses for the income tax in amount of received by the members of Council. The amount claimed is R$97 million. An administrative appeal was filed against the assessment, which is awaiting judgment by the Federal Revenue of Brazil, or “RFB.”
We believe these proceedings are unlikely to have a material adverse impact, individually or in the aggregate, on our results of operations or financial condition.
Consumer Matters
In 2021, CVM conducted a review of an increase in the number of customer complaints regarding the stability of our platform and the quality of our customer service in the event of a platform instability. We believe this was an isolated increase in complaints resulting from local capital market dynamics: the effects of the COVID-19 pandemic between March and August 2020 resulted in a greater volume of transactions combined with severe volatility in several stocks, which led the B3 to activate its circuit breaker mechanism multiple times. Preliminary results of CVM’s review were deemed unsatisfactory, which placed us at risk of CVM prosecution. To avoid this risk, we entered into a no-fault settlement with CVM on February 14, 2022, whereby we agreed to pay R$5.0 million to CVM and to implement a service level agreement with our clients relating to platform response and customer service wait times. We further agreed to adjust the website for our “Clear” brand to more prominently instruct our clients on how to contact a broker in case of platform instability and on our risk procedures. Lastly, we undertook to prepare reports to attest our compliance with the agreement.

In 2021, we received three notices of infraction from the São Paulo Consumer Protection Foundation (Fundação de Proteção e Defesa do Consumidor), or “PROCON,” a governmental entity responsible for the supervision of consumer protection market practices. PROCON charged us with an aggregate R$11.0 million penalty based on consumer complaints regarding alleged violations of Brazilian consumer protection laws. Namely, PROCON claims we should adjust our websites to emphasize costs and change certain provisions of our brokerage agreement. We have presented answers to these notices and await a final decision by PROCON. If we are unsuccessful in our defense, we may have to alter certain terms of our contracts with our retail clients, although we do not expect such changes would materially and adversely affect our market practices.
B.    Significant Changes
None.
ITEM 9. THE OFFER AND LISTING
A.    Offering and Listing Details
Not applicable.
B.    Plan of Distribution
Not applicable.
C.    Markets
On December 13, 2019, we completed our initial public offering. Our common shares have been listed on the Nasdaq Global Select Market since December 11, 2019 under the symbol “XP.”
On June 24, 2021, we issued senior notes due 2026 in an aggregate principal amount of US$750.0 million. The 3.250% notes due 2026 are guaranteed by XP Investimentos S.A. and have been listed on the Singapore Exchange Securities Trading Limited since July 1, 2021.
On October 1, 2021, we completed our offering of BDRs in connection with the merger of XPart with and into us, pursuant to which XPart ceased to exist. In connection with the merger, XPart shareholders received 225,796,528 Class A common shares previous held by XPart, including in the form of BDRs, in the case of Brazilian or non-Brazilian residents. Our BDRs started trading at the B3 on October 4, 2021 under the symbol “XPBR31.” For more information, see “Item 7. Major Shareholders and Related Party Transactions—A. Major Shareholders—Itaú Unibanco Holding Transaction.”
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

Share Capital
Our Memorandum and Articles of Association authorize two classes of common shares: Class A common shares, which are entitled to one vote per share and Class B common shares, which are entitled to 10 votes per share and to maintain a proportional ownership interest in the event that additional Class A common shares are issued. Any holder of Class B common shares may convert his or her shares at any time into Class A common shares on a share-for-share basis. The rights of the two classes of common shares are otherwise identical, except as described below. The implementation of this dual class structure was required by XP Controle and Itaú, certain of our principal shareholders at the time, as a condition of undertaking the initial public offering of our common shares. See “—Anti-Takeover Provisions in our Memorandum and Articles of Association—Two Classes of Common Shares.”
As of December 31, 2021, XP’s total authorized share capital was US$35,000, divided into 3,500,000,000 shares par value US$0.00001 each, of which:
•2,062,223,991 shares are designated as Class A common shares; and
•937,776,009 shares are designated as Class B common shares.
The remaining 500,000,000 authorized but unissued shares are presently undesignated and may be issued by our board of directors as common shares of any class or as shares with preferred, deferred or other special rights or restrictions. Therefore, the Company is authorized to increase capital up to this limit, subject to approval of the Board of Directors.
As of December 31, 2021, XP had a total issued share capital of US$5,595, divided into 559,548,724 common shares. Those common shares are divided into 424,153,735 Class A common shares and 135,394,989 Class B common shares. See “Item 3. Key Information—B. Capitalization and Indebtedness.”
Treasury Stock
As of December 31, 2021, XP had 726,776 Class A common shares in treasury.
Issuance of Shares
Except as expressly provided in XP’s Memorandum and Articles of Association or the Shareholders’ Agreement, XP’s board of directors has general and unconditional authority to allot, grant options over, offer or otherwise deal with or dispose of any unissued shares in the company’s capital without the approval of our shareholders (whether forming part of the original or any increased share capital), either at a premium or at par, with or without preferred, deferred or other special rights or restrictions, whether in regard to dividend, voting, return of capital or otherwise and to such persons, on such terms and conditions, and at such times as the directors may decide, but so that no share shall be issued at a discount, except in accordance with the provisions of the Companies Act. In accordance with its Memorandum and Articles of Association, XP shall not issue bearer shares.
XP’s Memorandum and Articles of Association provide that at any time that there are Class A common shares in issue, additional Class B common shares may only be issued pursuant to (1) a share split, subdivision of shares or similar transaction or where a dividend or other distribution is paid by the issue of shares or rights to acquire shares or following capitalization of profits; (2) a merger, consolidation or other business combination involving the issuance of Class B common shares as full or partial consideration; or (3) an issuance of Class A common shares, whereby holders of the Class B common shares are entitled to purchase a number of Class B common shares that would allow them to maintain their proportional ownership and voting interests in XP (following an offer by XP to each holder of Class B common shares to issue to such holder, upon the same economic terms and at the same price, such number of Class B common shares as would ensure such holder may maintain a proportional ownership and voting interest in XP pursuant to XP’s Memorandum and Articles of Association). In light of (a) the above provisions; and (b) the ten-to-one voting ratio between our Class B common shares and Class A common shares, holders of our Class B common shares will in many situations continue to maintain control of all matters requiring shareholder approval. This concentration of ownership and voting power will limit or preclude your ability to influence corporate matters for the foreseeable future. For more information see “—Preemptive or similar rights.”
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
As set forth in the Memorandum and Articles of Association, the holders of Class A common shares and Class B common shares, respectively, do not have the right to vote separately if the number of authorized shares of such class is increased or decreased. Rather, the number of authorized Class A common shares and Class B common shares may be increased or decreased (but not below the number of shares of such class then outstanding) by both classes voting together by way of an “ordinary resolution,” which is defined in the Memorandum and Articles of Association as being a resolution (1) of a duly constituted general meeting passed by a simple majority of the votes cast by, or on behalf of, the shareholders entitled to vote present in person or by proxy and voting at the meeting; or (2) approved in writing by all of the shareholders entitled to vote at a general meeting in one or more instruments each signed by one or more of the shareholders and the effective date of the resolution so adopted shall be the date on which the instrument, or the last of such instruments, if more than one, is executed. The Memorandum and Articles of Association provide further, however, that any resolution intended to be passed as an “ordinary resolution” in circumstances where GA Bermuda, has exercised its veto rights pursuant to the Shareholders’ Agreement in respect of such resolution shall be void ab initio.
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
As a Cayman Islands exempted company, XP is not obliged by the Companies Act to call annual general meetings; however, the Memorandum and Articles of Association provide that in each year the company will hold an annual general meeting of shareholders. For the annual general meeting of shareholders the agenda will include, among other things, the presentation of the annual accounts and the report of the directors (if any). In addition, the agenda for an annual general meeting of shareholders will only include such items as have been included therein by the board of directors.
Also, XP may, but is not required to (unless required by the laws of the Cayman Islands), hold other extraordinary general meetings during the year. General meetings of shareholders are generally expected to take place in São Paulo, Brazil, but may be held elsewhere if the directors so decide.
The Companies Act provides shareholders a limited right to request a general meeting, and does not provide shareholders with any right to put any proposal before a general meeting in default of a company’s Memorandum and Articles of Association. However, these rights may be provided in a company’s Memorandum and Articles of Association. XP’s Memorandum and Articles of Association provide that, upon the requisition of one or more shareholders representing not less than one-third of the voting rights entitled to vote at general meetings, the board will convene an extraordinary general meeting and put the resolutions so requisitioned to a vote at such meeting. The Memorandum and Articles of Association provide no other right to put any proposals before annual general meetings or extraordinary general meetings.

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
A quorum for a general meeting consists of any one or more persons holding or representing by proxy not less than 50% of the aggregate voting power of all shares in issue and entitled to vote upon the business to be transacted. If a quorum is not present within half an hour from the time appointed for the meeting to commence or if, during such a meeting, a quorum ceases to be present, a second meeting may be called with at least five days’ notice to shareholders specifying the place, the day and the hour of the second meeting, as the Directors may determine, and if at the second meeting a quorum is not present within half an hour from the time appointed for the meeting to commence, the shareholders present shall be a quorum.
A resolution put to a vote at a general meeting shall be decided on a poll. Generally speaking, an ordinary resolution to be passed by the shareholders at a general meeting requires the affirmative vote of a simple majority of the votes cast by, or on behalf of, the shareholders entitled to vote, present in person or by proxy and voting at the meeting, and a special resolution requires the affirmative vote on a poll of no less than two-thirds of the votes cast by the shareholders entitled to vote who are present in person or by proxy at a general meeting. However, XP’s Memorandum and Articles of Association have expanded these definitions of ordinary and special resolutions to additionally provide that any such resolutions intended to be passed as such in circumstances where GA Bermuda has exercised its veto rights pursuant to the Shareholders’ Agreement in respect of such resolution shall be void ab initio. Both ordinary resolutions and special resolutions may also be passed by a unanimous written resolution signed by all the shareholders of our Company, as permitted by the Companies Act and our Memorandum and Articles of Association.
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
In addition, subject to the provisions of the Companies Act, our Memorandum and Articles of Association and the Shareholders’ Agreement, XP may:
•issue shares on terms that they are to be redeemed or are liable to be redeemed;
•purchase its own shares (including any redeemable shares); and
•make a payment in respect of the redemption or purchase of its own shares in any manner authorized by the Companies Act, including out of its own capital.
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
Share Repurchase
The Companies Act and the Memorandum and Articles of Association permit XP to purchase its own shares, subject to certain restrictions. The board of directors may only exercise this power on behalf of XP, subject to the Companies Act, the Memorandum and Articles of Association, the Shareholders’ Agreement and to any applicable requirements imposed from time to time by the SEC, the Nasdaq, or by any recognized stock exchange on which our securities are listed.
Dividends and Capitalization of Profits
We have not adopted a dividend policy with respect to payments of any future dividends by XP. Subject to the Companies Act, XP’s shareholders may, by resolution passed by a simple majority of the voting rights entitled to vote at a general meeting, declare dividends (including interim dividends) to be paid to shareholders but no dividend shall be declared in excess of the amount recommended by the board of directors. The board of directors may also declare dividends. Dividends may be declared and paid out of funds lawfully available to XP. Except as otherwise provided by the rights attached to shares and the Memorandum and Articles of Association of XP, all dividends shall be paid in proportion to the number of Class A common shares or Class B common shares a shareholder holds at the date the dividend is declared (or such other date as may be set as a record date); but, (1) if any share is issued on terms providing that it shall rank for dividend as from a particular date, that share shall rank for dividend accordingly; and (2) where we have shares in issue which are not fully paid up (as to par value), we may pay dividends in proportion to the amounts paid up on each share.
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
Pursuant to the Shareholders’ Agreement, any distribution of dividends in an amount that exceeds 50% of our net profits for the year is subject to a veto right by GA Bermuda.
Appointment, Disqualification and Removal of Directors
XP is managed by its board of directors. The Memorandum and Articles of Association provide that the board of directors will be composed of such number of directors as a majority of directors in office may determine, being up to 12 directors on the date of adoption of the Memorandum and Articles of Association. There are no provisions relating to retirement of directors upon reaching any age limit. The Memorandum and Articles of Association also provide that, while XP’s shares are admitted to trading on Nasdaq, the board of directors must always comply with the residency and citizenship requirements of the U.S. securities laws applicable to foreign private issuers.
The Memorandum and Articles of Association provide that directors shall be elected by an ordinary resolution of our shareholders, which requires the affirmative vote of a simple majority of the votes cast on the resolution by the shareholders entitled to vote who are present, in person or by proxy, at the meeting (provided that any resolution intended to be passed as an “ordinary resolution” in circumstances where GA Bermuda, has exercised its veto rights pursuant to the Shareholders’ Agreement in respect of such resolution shall be void ab initio). Each director shall be appointed for a two-year term, unless they resign or their office is vacated earlier, provided, however, that such term shall be extended beyond two years in the event that no successor has been appointed (in which case such term shall be extended to the date on which such successor has been appointed).
Our directors are Guilherme Dias Fernandes Benchimol, Bernardo Amaral Botelho, Gabriel Klas da Rocha Leal, Bruno Constantino Alexandre dos Santos, Fabrício Cunha de Almeida, Guilherme Sant’Anna Monteiro da Silva, Luiz Felipe Amaral Calabró, Martin Emiliano Escobari Lifchitz, Geraldo José Carbone, Luciana Pires Dias and Guy Almeida Andrade. Luiz Felipe Amaral Calabró, Luciana Pires Dias and Guy Almeida Andrade are “independent” as that term is defined under Rule 10A-3 under the Exchange Act and the Nasdaq rules applicable to audit committees.

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
Subject to the provisions of the Memorandum and Articles of Association, to any directions given by ordinary resolution of the shareholders and the listing rules of the Nasdaq, the board of directors may from time to time at its discretion exercise all powers of XP, including, subject to the Companies Act, the power to issue debentures, bonds and other securities of the company, whether outright or as collateral security for any debt, liability or obligation of our company or of any third party.
Corporate Opportunities
Pursuant to XP’s Memorandum and Articles of Association, to the fullest extent permitted by applicable law, XP, on behalf of itself and its subsidiaries, agrees that Itaú, its affiliates and subsidiaries or any of their respective officers, directors, representatives, agents, shareholders, members and partners, (each a “specified party”) has the right to, and shall have no duty (statutory, fiduciary, contractual or otherwise) not to, (1) directly or indirectly engage in the same or similar business activities or lines of business as XP or its subsidiaries, including those deemed to be competing with XP or its subsidiaries, or (2) directly or indirectly do business with any client or customer of XP or its subsidiaries. In addition, in the event that any specified party gains knowledge of a potential transaction or matter that may be a corporate opportunity for XP or its subsidiaries, such specified party shall have no duty (statutory, fiduciary, contractual or otherwise) to communicate or present such corporate opportunity to XP or its subsidiaries and, notwithstanding anything in XP’s Memorandum and Articles of Association to the contrary and, to the fullest extent permitted by applicable law, shall not be liable to XP or its subsidiaries by reason of the fact that such specified party, directly or indirectly, pursues or acquires such opportunity for itself, directs such opportunity to another person, or does not present such opportunity to XP or its subsidiaries. Notwithstanding anything in XP’s Memorandum and Articles of Association to the contrary, a specified party who is a director or officer of XP and who is offered a business opportunity for XP or its subsidiaries solely in his or her capacity as a director or officer of XP (a “directed opportunity”) shall communicate such directed opportunity to XP. Nothing in XP’s Memorandum and Articles of Association shall be deemed to supersede any rights or obligations of any specified party under the Shareholders’ Agreement. Each shareholder and director of XP, shall comply with the applicable duties and obligations under the Companies Act. All confidential information of XP that is disclosed by XP to (a) any of the directors while such person is acting solely in his or her capacity as a director of XP; or (b) the shareholders solely in their capacity as shareholders of XP, shall not be used by such receiving party in any manner that violates applicable law. In this context, “confidential information” means all proprietary information of XP that is disclosed by XP to the directors or shareholders of XP in their capacity as directors or shareholders, respectively, other than information that (i) is or becomes part of the public domain other than as a result of unauthorized disclosure by the directors or shareholders of XP; (ii) is or becomes available to any such director or shareholder from a source other than XP, provided that such other source is not, to the applicable director’s or shareholder’s reasonable knowledge, acting in breach of applicable laws; (iii) was in the possession of such director or shareholder prior to the disclosure of such information to such party by XP, other than as a result of a disclosure in a breach of applicable laws; or (iv) was independently developed by such director or shareholder without reference to such confidential information.

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
Register of Shareholders
Our Class A common shares are held through DTC, and DTC or Cede & Co., as nominee for DTC, is recorded in the shareholders’ register as the holder of our Class A common shares.
Under Cayman Islands law, XP must keep a register of shareholders that includes:
•the names and addresses of the shareholders, a statement of the shares held by each member and of the amount paid or agreed to be considered as paid on the shares of each member;
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
Exempted Company
XP is an exempted company with limited liability under the Companies Act. The Companies Act distinguishes between ordinary resident companies and exempted companies. Any company that is registered in the Cayman Islands but conducts business mainly outside of the Cayman Islands may apply to be registered as an exempted company. The requirements for an exempted company are essentially the same as for an ordinary company except for the exemptions and privileges listed below:
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
Anti-Takeover Provisions in Our Memorandum and Articles of Association
Some provisions of the Memorandum and Articles of Association may discourage, delay or prevent a change in control of XP or management that shareholders may consider favorable. In particular, the capital structure of XP concentrates ownership of voting rights in the hands of XP Controle and XP Control, with XP Controle and XP Control as the controlling shareholders. These provisions, which are summarized below, are expected to discourage coercive takeover practices and inadequate takeover bids. These provisions are also designed to encourage persons seeking to acquire control of XP to first negotiate with the board of directors. However, these provisions could also have the effect of discouraging others from attempting hostile takeovers and, as a consequence, they may also inhibit temporary fluctuations in the market price of the Class A common shares that often result from actual or rumored hostile takeover attempts. These provisions may also have the effect of preventing changes in the management of XP. It is possible that these provisions could make it more difficult to accomplish transactions that shareholders may otherwise deem to be in their best interests.
Two Classes of Common Shares
The Class B common shares of XP are entitled to 10 votes per share, while the Class A common shares are entitled to one vote per share. Since XP Controle, XP Control and GA Bermuda own all of the Class B common shares, XP Controle, XP Control and GA Bermuda currently have the ability to elect a majority of the directors and to determine the outcome of most matters submitted for a vote of shareholders, with XP Controle and XP Control as the controlling shareholders. This concentrated voting control could discourage others from initiating any potential merger, takeover or other change of control transaction that other shareholders may view as beneficial.
So long as XP Controle, XP Control and GA Bermuda have the ability to determine the outcome of most matters submitted to a vote of shareholders as well, third parties may be deterred in their willingness to make an unsolicited merger, takeover or other change of control proposal, or to engage in a proxy contest for the election of directors. As a result, the fact that XP has two classes of common shares may have the effect of depriving you as a holder of Class A common shares of an opportunity to sell your Class A common shares at a premium over prevailing market prices and make it more difficult to replace the directors and management of XP.
Preferred Shares
XP’s board of directors is given wide powers to issue one or more classes or series of shares with preferred rights. Such preferences may include, for example, dividend rights, conversion rights, redemption privileges, enhanced voting powers and liquidation preferences.
Despite the anti-takeover provisions described above, under Cayman Islands law, XP’s board of directors may only exercise the rights and powers granted to them under the Memorandum and Articles of Association for what they believe in good faith to be in the best interests of XP.
Protection of Non-Controlling Shareholders
The Grand Court of the Cayman Islands may, on the application of shareholders holding not less than one fifth of the shares of XP in issue, appoint an inspector to examine the Company’s affairs and report thereon in a manner as the Grand Court shall direct.
Subject to the provisions of the Companies Act, any shareholder may petition the Grand Court of the Cayman Islands which may make a winding-up order, if the court is of the opinion that this winding-up is just and equitable.
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

Registration Rights and Restricted Shares
Although no shareholders of XP currently have formal registration rights, they or entities controlled by them or their permitted transferees will, subject to the lock-up agreements described below, be able to sell their shares in the public market from time to time without registering them, subject to certain limitations on the timing, amount and method of those sales imposed by regulations promulgated by the SEC. On December 1, 2019, we entered into a registration rights agreement (as amended from time to time, the “Registration Rights Agreement”), with XP Controle, Itaú and GA Bermuda. Following the merger of XPart with and into us on October 1, 2021, we entered into an amended and restated registration rights agreement with XP Controle, GA Bermuda, ITB Holding, IUPAR – Itaú Unibanco Participações S.A., and Itaúsa S.A.
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
Cayman Islands Tax Considerations
The Cayman Islands laws currently levy no taxes on individuals or corporations based upon profits, income, gains or appreciation, and there is no taxation in the nature of inheritance tax or estate duty or withholding tax applicable to us or to any holder of Class A common shares. There are no other taxes likely to be material to us levied by the government of the Cayman Islands except for stamp duties which may be applicable on instruments executed in, or after execution brought within, the jurisdiction of the Cayman Islands. No stamp duty is payable in the Cayman Islands on transfers of shares of Cayman Islands companies except those which hold interests in land in the Cayman Islands. The Cayman Islands is not party to any double tax treaties which are applicable to any payments made by or to our company. There are no exchange control regulations or currency restrictions in the Cayman Islands.
We have been incorporated under the laws of the Cayman Islands as an exempted company with limited liability and, as such, have obtained an undertaking from the Governor in Cabinet of the Cayman Islands as to tax concessions under the Tax Concessions
Act (As Revised), or the “Tax Concessions Act.” In accordance with the Tax Concessions Act, the Governor in Cabinet has undertaken with us:
•that no law which is hereafter enacted in the Cayman Islands imposing any tax to be levied on profits, income, gains or appreciations shall apply to us or our operations; and
•in addition, that no tax to be levied on profits, income, gains or appreciations or which is in the nature of estate duty or inheritance tax shall be payable, on or in respect of the shares, debentures or other obligations of us or by way of the withholding, in whole or part, of any relevant payment as defined in the Tax Concessions Act.

These concessions shall be for a period of twenty years from September 2, 2019.
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

Taxation of Distributions
As discussed above under “Item 8. Financial Information—A. Consolidated Statements and Other Financial Information—Dividends and Dividend Policy,” we do not currently intend to pay dividends. In the event that we pay dividends, distributions paid on our Class A common shares will be treated as dividends for U.S. federal income tax purposes to the extent paid out of our current or accumulated earnings and profits (as determined under U.S. federal income tax principles). Because we do not maintain calculations of our earnings and profits under U.S. federal income tax principles, it is expected that distributions generally will be reported to U.S. Holders as dividends. Subject to applicable limitations, dividends paid to a non-corporate U.S. Holder will be “qualified dividend income” and therefore may be taxable at rates applicable to long-term capital gains, provided the Class A common shares on which the dividends are paid are readily tradable on an established securities market in the United States. The Nasdaq, on which the Class A common shares are listed, is an established securities market in the United States, and we expect that our Class A common shares should qualify as readily tradable, although there can be no assurances in this regard. The amount of any dividend will be treated as foreign-source dividend income and will not be eligible for the dividends-received deduction generally available to U.S. corporations under the Code. Dividends will be included in a U.S. Holder’s income on the date of receipt. U.S. Holders should consult their tax advisers regarding the availability of the reduced tax rate on dividends in their particular circumstances.
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
Passive Foreign Investment Company Rules
Under the Code, we will be a PFIC for any taxable year in which, after the application of certain “look-through” rules with respect to subsidiaries, either (1) 75% or more of our gross income consists of “passive income,” or (2) 50% or more of the average quarterly value of our assets consists of assets that produce, or are held for the production of, “passive income.” For purposes of the above calculations, we will be treated as if we hold our proportionate share of the assets of, and receive directly our proportionate share of the income of, any other corporation in which we directly or indirectly own at least 25%, by value, of the shares of such corporation. Passive income generally includes dividends, interest, rents, certain non-active royalties, and capital gains. Based on our operations, income, assets and certain estimates and projections, including as to the relative values of our assets, including goodwill, which is based on the market price of our Class A common shares, we do not believe we were a PFIC for our 2021 taxable year. However, there can be no assurance that the IRS will agree with our conclusion. In addition, whether we will be a PFIC in 2022 or any future year is uncertain because, among other things, our PFIC status for any taxable year will depend on the composition of our income and assets and the value of our assets from time to time (which may be determined, in part, by reference to the market price of our Class A common shares, which could be volatile). Accordingly, there can be no assurance that we will not be a PFIC for any taxable year. If we are a PFIC for any year during which a U.S. Holder holds Class A common shares, we would generally continue to be treated as a PFIC with respect to such holder for all succeeding years during which such holder holds Class A common shares, even if we ceased to meet the threshold requirements for PFIC status.
If we were a PFIC for any taxable year and any of our subsidiaries or other companies in which we owned or were treated as owning equity interests were also a PFIC (any such entity, a “Lower-Tier PFIC”), a U.S. Holder would be deemed to own a proportionate amount (by value) of the shares of each Lower-Tier PFIC and would be subject to U.S. federal income tax according to the rules described in the subsequent paragraph on (1) certain distributions by a Lower-Tier PFIC; and (2) dispositions of shares of Lower-Tier PFICs, in each case as if such holder held such shares directly, even though such holder will not have received the proceeds of those distributions or dispositions.

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
U.S. Holders should consult their tax advisers concerning our potential PFIC status and the potential application of the PFIC rules.
Information Reporting and Backup Withholding
Payments of dividends and sales proceeds that are made within the United States or through certain U.S.-related financial intermediaries generally are subject to information reporting, and may be subject to backup withholding, unless a U.S. Holder (1) is a corporation or other exempt recipient; or (2) in the case of backup withholding, provides a correct taxpayer identification number and certifies that such holder is not subject to backup withholding.
Backup withholding is not an additional tax. The amount of any backup withholding from a payment to a U.S. Holder will be allowed as a refund or credit against such holder’s U.S. federal income tax liability and may entitle such holder to a refund, provided that the required information is timely furnished to the IRS. U.S. Holders should consult their tax advisers regarding the application of the U.S. information reporting and backup withholding rules.
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

F.    Dividends and Paying Agents
Not applicable.
G.    Statement by Experts
Not applicable.
H.    Documents on Display
We are subject to the informational requirements of the Exchange Act. Accordingly, we are required to file reports and other information with the SEC, including annual reports on Form 20-F and reports on Form 6-K. You may inspect and copy the reports and other information to be filed with the SEC at the public reference facilities maintained by the SEC at 100 F Street, N.E., Washington, D.C. 20549. Copies of the materials may be obtained from the Public Reference Room of the SEC at 100 F Street, N.E., Washington, D.C. 20549 at prescribed rates. The public may obtain information on the operation of the SEC’s Public Reference Room by calling the SEC in the United States at 1-800-SEC-0330. In addition, the SEC maintains an Internet website at http://www.sec.gov, from which you can electronically access this annual report and the registration statement of which it forms a part and its materials.
I.    Subsidiary Information
Not applicable.

ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK
We are exposed to market risks in the ordinary course of our business, including the effects of interest rate changes and foreign currency fluctuations. Information relating to quantitative and qualitative disclosures about these market risks is described below and in note 35 to our audited consolidated financial statements included elsewhere in this annual report.
We conducted a sensitivity analysis for market risks we considered relevant as of December 31, 2021, 2020 and 2019. For this analysis, we adopted the following three scenarios:
•Scenario I, which contemplates an increase in fixed interest rate yields, exchange coupon rates and inflation of one basis point, and an increase in the prices of shares and currencies of one percentage point;
•Scenario II, which contemplates 25% increases and decreases in fixed interest rate yields, exchange coupon rates and inflation, assuming the largest possible losses per scenario; and
•Scenario III, which contemplates 50% increases and decreases in pre-fixed interest rate yields, exchange coupon rates, inflation and interest rates, assuming the largest possible losses per scenario.
The below table sets forth the impact of each scenario on each market risk. It does not account for the risk protocols of our risk and treasury areas, which trigger risk mitigation measures as soon as losses are detected, minimizing the risk of significant losses:

		As of December 31, 2021
Trading Portfolio	Exposures	Scenarios
Risk Factors:	Risk of Variation in:	I	II	III
		(R$ millions)

Pre-fixed	Pre-fixed interest rate in reais	(0)	(111)	(205)
Exchange coupons	Foreign currencies coupon rate	(0)	(6)	(11)
Foreign currencies	Exchange rates	(0)	177	384
Price indexes	Inflation coupon rates	(0)	(53)	(104)
Shares	Shares prices	(1)	(132)	92
Seed Money	Seed Money	(6)	(155)	(310)
		(9)	(279)	(153)

		As of December 31, 2020
Trading Portfolio	Exposures	Scenarios
Risk Factors:	Risk of Variation in:	I	II	III
		(R$ millions)

Pre-fixed	Pre-fixed interest rate in reais	0	(9)	(33)
Exchange coupons	Foreign currencies coupon rate	0	(6)	(11)
Foreign currencies	Exchange rates	(2)	(169)	(374)
Price indexes	Inflation coupon rates	0	(14)	(28)
Shares	Shares prices	(5)	(108)	(168)
		(8)	(306)	(615)

		As of December 31, 2019
Trading Portfolio	Exposures	Scenarios
Risk Factors:	Risk of Variation in:	I	II	III
		(R$ millions)

Pre-fixed	Pre-fixed interest rate in reais	(1)	(163)	(446)
Exchange coupons	Foreign currencies coupon rate	0	1	(1)
Foreign currencies	Exchange rates	(2)	(1)	44
Price indexes	Inflation coupon rates	0	(1)	0
Shares	Shares prices	0	(9)	(57)
		(3)	(173)	(460)

Currency Risk
We are subject to foreign currency risk as we hold interests in XP Holding International LLC, one of our international financial holding companies in the United States, XP Advisors Inc., our finance services consulting company in the United States, and XP Holding UK Ltd, one of our international financial holding companies in the United Kingdom, whose equity as of December 31, 2021 was US$52.9 million (US$46.5 million as of December 31, 2020), US$2,658 thousand (US$801 thousand as of December 31, 2020) and GBP1,918 thousand (GBP2,268 thousand as of December 31, 2020) respectively.
The foreign currency exposure risk of XP Holding International and XP Advisors Inc. is hedged with the objective of minimizing the volatility of our functional currency (the real) against the U.S. dollar arising from foreign investments offshore. The foreign currency exposure risk of XP Holding UK Ltd has not been hedged.
On June 24, 2021, we issued senior notes due 2026 in an aggregate principal amount of US$750.0 million. The 3.250% notes due 2026 bear interest at the annual rate of 3.250%, payable semiannually in arrears on January 1 and July 1 of each year, which commenced on January 1, 2022. The 3.250% notes due 2026 are guaranteed by XP Investimentos S.A. and have been listed on the Singapore Exchange Securities Trading Limited since July 1, 2021. See “Item 5. Operating and Financial Review and Prospects—B. Liquidity and Capital Resources—Indebtedness—3.250% Senior Notes due 2026.”
On May 28, 2021, we entered into a credit agreement with Banco Nacional de México S.A. for a term loan in the amount of US$295 million. This loan bears interest at the annual rate of 0.81%, payable annually in arrears on May 23, 2022, and matures on the same date. The loan is guaranteed by collateral securities. See “Item 5. Operating and Financial Review and Prospects—B. Liquidity and Capital Resources—Indebtedness—Borrowings.”
As of December 31, 2021, we had no indebtedness denominated in U.S. dollars other than our 3.250% notes due 2026 and the credit agreement with Banco Nacional de México.
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
We have floating interest rate indebtedness, so we are exposed to interest rate risk as a result of changes in the level of interest rates, and any increase in interest rates could negatively affect our results of operations and would increase the costs associated with financing our operations. As of December 31, 2021 and 2020, substantially all of our total indebtedness consisted of floating rate debt and was principally indexed to the CDI. Furthermore, our exposure to interest rate risk also applies to our cash and cash equivalents deposited in interest-bearing accounts which are indexed to the CDI, which can affect our results of operations and cash flows.
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
Credit Risk
Credit risk is the risk of suffering financial losses related to noncompliance by any of our clients and market counterparties with financial obligations, agreement devaluations as a result of the deterioration in the risk rating of borrowers, reduced gains or remuneration, and concessions granted in the renegotiation of financial arrangements and recovery costs, among others.
Credit risk includes, among other risks: (1) non-compliance by counterparties with obligations related to the settlement of transactions in financial assets, including derivative financial instruments; (2) losses related to non-compliance with financial obligations by borrowers located abroad, as a result of the actions taken by the government of the country in which they reside; (3) cash disbursements to honor warranties, co-obligations, credit commitments or other transactions of a similar nature; and (4) losses associated with non-compliance by intermediaries or borrowers with financial obligations pursuant to financing agreements.
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
Our risk department is responsible for managing credit risk, ensuring compliance with our credit risk policy and established operating limits. Our credit policy is based on our internal scenario, including portfolio composition by security, issuer, rating, economic activity and duration of the portfolio, and on the external economic scenario, including interest rates and inflation, among others. The credit analysis department is also actively involved in this process and is responsible for assessing the credit risk of issues and issuers with which we maintain or intend to maintain credit relations. It also recommends limiting the credit risk positions of customers.
We use the National Scale Notes from the International Emission Risk Agencies to subdivide portfolios into High, Medium and Low Risk, based on an internal rating scale. Management undertakes credit quality analysis of assets that are not past due or reduced to recoverable value. For credit operations, we use the relevant client’s investments under custody with us as collateral to reduce potential losses and protect against credit risk exposure, and we manage and monitor this collateral to ensure it remains sufficient, legally enforceable (effective) and viable. Our credit risk management operations allow us to formulate risk appetite strategies and establish limits, including exposure analysis and trends as well as the effectiveness of our credit policy. As of December 31, 2021 and 2020, such assets were substantially represented by credit operations and securities purchased under agreements to resell the counterparties, which include Brazilian banks with low credit risk, securities issued by the Brazilian government, as well as derivative financial instruments transactions, which are mostly traded on the B3.
Market Risk
Market risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market prices. Market risk comprises three main types of risk: foreign exchange variation, interest rates and share prices. The aim of market risk management is to control exposure to market risks, within acceptable parameters, while optimizing returns. Market risk management for operations is carried out through policies, control procedures and prior identification of risks in new products and activities, with the purpose of maintaining market risk exposure at levels considered acceptable by us and to meet the business strategy and limits defined by the risk committee of XP Brazil.
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
ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS
A.    Material Modifications to Instruments
Not applicable.
B.    Material Modifications to Rights
Not applicable.
C.    Withdrawal or Substitution of Assets
Not applicable.
D.    Change in Trustees or Paying Agents
Not applicable.
E.    Use of Proceeds
On December 10, 2019, our registration Statement on Form F-1 (File No. 333-234719), as amended, was declared effective by the SEC for our initial public offering of our Class A common shares, pursuant to which we and certain of our selling shareholders offered and sold a total of 83,387,237 Class A common shares, par value $0.00001 per share, at a public offering price of US$27.00 per share. Goldman Sachs & Co. LLC, J.P. Morgan Securities LLC, Morgan Stanley & Co. LLC, XP Investments US, LLC and Itau BBA USA Securities, Inc. acted as the representatives of the underwriters in our initial public offering. The offering began on December 10, 2019 and was completed on December 13, 2019.
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
On August 24, 2021, our registration Statement on Form F-4 (File No. 333-257304) was declared effective by the SEC for a public offering of our Class A common shares in connection with the merger. On October 1, 2021, we consummated the merger of XPart with and into us, pursuant to which XPart ceased to exist. In connection with the merger, XPart shareholders received 225,796,528 Class A common shares issued by us, including in the form of BDRs, in the case of Brazilian or non-Brazilian residents. Our BDRs started trading at the B3 on October 4, 2021 under the symbol “XPBR31.” See “Item 7. Major Shareholders and Related Party Transactions—A. Major Shareholders—Itaú Unibanco Holding Transaction.”
ITEM 15. CONTROLS AND PROCEDURES
A.    Disclosure Controls and Procedures
We have evaluated, with the participation of our chief executive officer and chief financial officer, the effectiveness of our disclosure controls and procedures as of December 31, 2021. There are inherent limitations to the effectiveness of any system of disclosure controls and procedures, including the possibility of human error and the circumvention or overriding of the controls and procedures. Accordingly, even effective disclosure controls and procedures can only provide reasonable assurance of achieving their control objectives. Based upon our evaluation, our chief executive officer and chief financial officer concluded that our disclosure controls and procedures were effective as of December 31, 2021 to provide reasonable assurance that material information is (1) recorded, processed, summarized and reported within the time periods specified in the applicable rules and forms and (2) accumulated and communicated to our management to allow timely decisions regarding required disclosures.
B.    Management’s Annual Report on Internal Control Over Financial Reporting
Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Rule 13a-15(f) of the Exchange Act. Internal control over financial reporting is a process designed by, or under the supervision of, our chief executive officer and chief financial officer and effected by our Board of Directors, management and other personnel to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the International Financial Reporting Standards, or “IFRS” issued by the International Accounting Standards Board, or “IASB.”
Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatement. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.
Our management has assessed the effectiveness of our internal control over financial reporting as of December 31, 2021. Using the criteria described in Internal Control—Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission, or “COSO.”
Based on this assessment and those criteria, our management has concluded that our internal controls over financial reporting was effective as of December 31, 2021.
Additionally, the effectiveness of our internal control over financial reporting as of December 31, 2021 has been audited by PricewaterhouseCoopers Auditores Independentes Ltda., an independent registered public accounting firm, as stated in its report.
C.    Attestation Report of the Registered Public Accounting Firm
Our independent registered public accounting firm, PwC – PricewaterhouseCoopers Auditores Independentes Ltda., has audited the effectiveness of our internal control over financial reporting, as stated in their report as of December 31, 2021, which is included herein.
D.    Changes in Internal Control Over Financial Reporting
In connection with the evaluation required by the Rule 13a-15(f) of the Exchange Act, our management, chief executive officer and chief financial officer, concluded that the changes that occurred during the year ended December 31, 2021 were related to improvements in the internal control environment and have not materially affected, and are not reasonably likely to materially affect, our internal control over financial reporting.

ITEM 16. [RESERVED]
ITEM 16A. Audit Committee Financial Expert
Our board of directors has determined that Guy Almeida Andrade is an audit committee financial expert, as that term is defined by the SEC, and is independent for the purposes of SEC and Nasdaq rules.
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
ITEM 16C. Principal Accountant Fees and Services
The following table sets forth the fees billed to us by our independent registered public accounting firm during the years ended December 31, 2021 and 2020. Our independent registered public accounting firm was PricewaterhouseCoopers Auditores Independentes Ltda. for the years ended December 31, 2021, 2020 and 2019. The appointment of PricewaterhouseCoopers Auditores Independentes Ltda., as independent registered public accounting firm, was the result of a tender process completed in 2020 led by the audit committee of XP Brazil.

	2021	2020
	(in thousands of reais)

Audit fees	6,653	8,312
Audit-related fees	767	403
Tax fees	—	55
All other fees	—	—
Total	7,419	8,770
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
Tax Fees
Tax fees are fees billed for professional services for tax compliance, tax advice and tax planning. There were no tax fees in 2021.
All Other Fees
There were no other fees in 2021 or 2020.

Audit Committee Pre-Approval Policies and Procedures
In accordance with the requirements of the U.S. Sarbanes-Oxley Act of 2002 and rules issued by the Securities and Exchange Commission, in connection with the establishment of our audit committee (which was undertaken as a result of our initial public offering in December 2019), we introduced a procedure for the review and pre-approval of any services performed by PricewaterhouseCoopers Auditores Independentes Ltda., including audit services, audit-related services, tax services and other services. The procedure requires that all proposed engagements of PricewaterhouseCoopers Auditores Independentes Ltda. for audit and permitted non-audit services are submitted to the audit committee for approval prior to the beginning of any such services.
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
•Section 5635 of Nasdaq listing rules, which requires an issuer to obtain shareholder approval prior to an issuance of securities (in certain circumstances) in connection with certain events, including: (i) the acquisition of the stock or assets of another company; (ii) equity-based compensation of officers, directors, employees or consultants; (iii) a change of control; and (iv) private placements. Cayman Islands law does not require shareholder approval prior to an issuance of securities to the extent the securities are authorized; and
•the requirement under Section 5605(b)(2) of Nasdaq listing rules that the independent directors have regularly scheduled meetings with only the independent directors present.
Cayman Islands law does not impose a requirement that the board consist of a majority of independent directors or that such independent directors meet regularly without other members present. Nor does Cayman Islands law impose specific requirements on the establishment of a compensation committee or nominating committee or nominating process.

Principal Differences between Cayman Islands and U.S. Corporate Law
The Companies Act was modelled originally after similar laws in England and Wales but does not follow subsequent statutory enactments in England and Wales. In addition, the Companies Act differs from laws applicable to U.S. corporations and their shareholders. Set forth below is a summary of the significant differences between the provisions of the Companies Act applicable to XP and the laws applicable to companies incorporated in the United States and their shareholders.
Mergers and Similar Arrangements
The Companies Act permits mergers and consolidations between Cayman Islands companies and between Cayman Islands companies and non-Cayman Islands companies.
For these purposes, (1) “merger” means the merging of two or more constituent companies and the vesting of their undertaking, property and liabilities in one of such companies as the surviving company and (2) a “consolidation” means the combination of two or more constituent companies into a consolidated company and the vesting of the undertaking, property and liabilities of such companies in the consolidated company. In order to effect such a merger or consolidation, the directors of each constituent company must approve a written plan of merger or consolidation, which must then be authorized by (a) a special resolution of the shareholders of each constituent company; and (b) such other authorization, if any, as may be specified in such constituent company’s articles of association. The plan must be approved by the directors of each constituent company and filed with the Registrar of Companies, together with a declaration as to (i) the solvency of the consolidated or surviving company; (ii) the merger or consolidation is bona fide and not intended to defraud unsecured creditors of the constituent companies; (iii) no petition or other similar proceeding has been filed and remains outstanding and no order or resolution to wind up the company in any jurisdiction; (iv) no receiver, trustee, administrator or similar person has been appointed in any jurisdiction and is acting in respect of the constituent company, its affairs or property; (v) no scheme, order, compromise or similar arrangement has been entered into or made in any jurisdiction with creditors; (vi) a list of the assets and liabilities of each constituent company; (vii) the non-surviving constituent company has retired from any fiduciary office held or will do so; (viii) that the constituent company has complied with any requirements under the regulatory laws, where relevant; and (ix) an undertaking that a copy of the certificate of merger or consolidation will be given to the members and creditors of each constituent company and published in the Cayman Islands Gazette.
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
•the arrangement is such that may be reasonably approved by an intelligent and honest man of that class acting in respect of his interest; and
•the arrangement is not one that would more properly be sanctioned under some other provision of the Companies Act or that would amount to a “fraud on the minority.”
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
In principle, XP itself would normally be the proper plaintiff and, as a general rule, while a derivative action may be initiated by a minority shareholder on behalf of XP in a Cayman Islands court, such shareholder will not be able to continue those proceedings without the permission of a Grand Court judge, who will only allow the action to continue if the shareholder can demonstrate that XP has a good case against the Defendant, and that it is proper for the shareholder to continue the action rather than the Company’s board of directors. Examples of circumstances in which derivative actions would be permitted to continue are where:
•a company is acting or proposing to act illegally or beyond the scope of its authority;
•the act complained of, although not beyond the scope of its authority, could be effected duly if authorized by more than a simple majority vote that has not been obtained; and
•those who control the company are perpetrating a “fraud on the minority.”
Corporate Governance
Cayman Islands law restricts transactions between a company and its directors unless there are provisions in the Articles of Association which provide a mechanism to alleviate possible conflicts of interest. Additionally, Cayman Islands law imposes on directors duties of care and skill and fiduciary duties to the companies which they serve. Under XP’s Articles of Association, a director must disclose the nature and extent of his interest in any contract or arrangement, and following such disclosure and subject to any separate requirement under applicable law or the listing rules of the Nasdaq, and unless disqualified by the chairman of the relevant meeting, the interested director may vote in respect of any transaction or arrangement in which he or she is interested. The interested director shall be counted in the quorum at such meeting and the resolution may be passed by a majority of the directors present at the meeting. Subject to the foregoing and our Memorandum and Articles of Association, our directors may exercise all the powers of XP to vote compensation to themselves or any member of their body in the absence of an independent quorum.
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

Indemnification of Directors and Executive Officers and Limitation of Liability
The Companies Act does not limit the extent to which a company’s articles of association may provide for indemnification of directors and officers, except to the extent that it may be held by the Cayman Islands courts to be contrary to public policy, such as to provide indemnification against civil fraud or the consequences of committing a crime. XP’s Articles of Association provide that we shall indemnify and hold harmless our directors and officers against all actions, proceedings, costs, charges, expenses, losses, damages, liabilities, judgments, fines, settlements and other amounts incurred or sustained by such directors or officers, other than by reason of such person’s dishonesty, willful default or fraud, in or about the conduct of our company’s business or affairs (including as a result of any mistake of judgment) or in the execution or discharge of his duties, powers, authorities or discretions, including without prejudice to the generality of the foregoing, any costs, expenses, losses or liabilities incurred by such director or officer in defending (whether successfully or otherwise) any civil, criminal or other proceedings concerning XP or our affairs in any court whether in the Cayman Islands or elsewhere. This standard of conduct is generally the same as permitted under the Delaware General Corporation Law for a Delaware corporation.
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
The Companies Act provides shareholders with only limited rights to requisition a general meeting, and does not provide shareholders with any right to put any proposal before a general meeting. However, these rights may be provided in a company’s articles of association. XP’s Articles of Association provide that upon the requisition of one or more shareholders representing not less than one-third of the voting rights entitled to vote at general meetings, the board will convene an extraordinary general meeting and put the resolutions so requisitioned to a vote at such meeting. The Articles of Association provide no other right to put any proposals before annual general meetings or extraordinary general meetings.
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
Under the Companies Act, XP may be dissolved, liquidated or wound up by a special resolution of shareholders (requiring a two-thirds majority vote of those shareholders attending and voting at a quorate meeting). XP’s Articles of Association also give its board of directors authority to petition the Cayman Islands Court to wind up XP.
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
ITEM 16H. Mine Safety Disclosure
Not applicable.
ITEM 16I. Disclosure Regarding Foreign Jurisdictions That Prevent Inspections
Not applicable.

PART III
ITEM 17. FINANCIAL STATEMENTS
We have responded to Item 18 in lieu of this item.
ITEM 18. FINANCIAL STATEMENTS
Financial Statements are filed as part of this annual report, see pages F-1 to F-80 to this annual report.
ITEM 19. EXHIBITS
The following documents are filed as part of this annual report:

Exhibit No.	Exhibit

2.1*	Description of Securities registered under Section 12 of the Exchange Act.

3.1*	Amended and Restated Memorandum and Articles of Association of XP Inc.

4.1*
Amended and Restated Registration Rights Agreement, dated as of October 1, 2021, among XP Inc., XP Controle Participações S.A., General Atlantic (XP) Bermuda, L.P., Itaú Unibanco Holding S.A., IUPAR - Itaú Unibanco Participações S.A. and Itaúsa S.A.

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

14.1**
English translation of the Code of Ethics of XP (incorporated herein by reference to Exhibit 14.1 Amendment No. 2 to the Company’s Registration Statement on Form F-1 (File No. 333-234719) filed with the SEC on December 2, 2019).

21.1*	List of subsidiaries.

23.1*	Consent of PricewaterhouseCoopers Auditores Independentes Ltda.

101.INS*	XBRL Instance Document

101.SCH*	XBRL Taxonomy Extension Schema Document

101.CAL*	XBRL Taxonomy Extension Calculation Linkbase Document

101.DEF*	XBRL Taxonomy Extension Definition Linkbase Document

101.LAB*	XBRL Taxonomy Extension Label Linkbase Document

101.PRE*	XBRL Taxonomy Extension Presentation Linkbase Document

*	Filed herewith.
**	Previously filed.

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
“AUC” means the market value of all client assets invested through XP’s platform, including equities, fixed income securities, mutual, hedge and private equity funds (including those managed by XP Gestão de Recursos Ltda., XP Advisory Gestão Recursos Ltda., XP LT Gestão de Recursos Ltda., XP PE Gestão de Recursos Ltda., XP Allocation Asset Management Ltda. and XP Vista Asset Management Ltda., as well as by third-party asset managers), pension funds (including those from XP Vida e Previdência S.A., as well as by third-party insurance companies), exchange-traded funds, COEs (Structured Notes), REITs (real estate investment funds), and uninvested cash balances (Floating Balances), among others.
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
“Shareholders’ Agreement” means the shareholders’ agreement entered into on November 29, 2019 among XP Controle, GA Bermuda, Itaú, Itaú Unibanco S.A., XP Inc., XP Brazil and the companies that we control that are incorporated in Brazil, as amended from time to time.
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

XP Inc.

April 13, 2022

By:	/s/ Thiago Maffra
Name:	Thiago Maffra
Title:	CEO

By:	/s/ Bruno Constantino Alexandre dos Santos
Name:	Bruno Constantino Alexandre dos Santos
Title:	CFO

Report of Independent Registered Public Accounting Firm
To the Board of Directors and Shareholders
XP Inc.
Opinions on the Financial Statements and Internal Control over Financial Reporting
We have audited the accompanying consolidated balance sheets of XP Inc. and its subsidiaries (the "Company") as of December 31, 2021 and 2020, and the related consolidated statements of income and of comprehensive income, of changes in equity and of cash flows for each of the three years in the period ended December 31, 2021, including the related notes (collectively referred to as the consolidated financial statements). We also have audited the Company's internal control over financial reporting as of December 31, 2021, based on criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).
In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2021 and 2020, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2021 in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board. Also, in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2021, based on criteria established in Internal Control - Integrated Framework (2013) issued by the COSO.
Basis for Opinions
The Company's management is responsible for these consolidated financial statements, for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting, included in Management's annual report on internal control over financial reporting appearing under Item 15B. Our responsibility is to express opinions on the Company's consolidated financial statements and on the Company's internal control over financial reporting based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the US federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.
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

Critical Audit Matters
The critical audit matter communicated below is a matter arising from the current period audit of the consolidated financial statements that was communicated or required to be communicated to the audit committee and that (i) relates to accounts or disclosures that are material to the consolidated financial statements and (ii) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the accounts or disclosures to which it relates
Revenue from brokerage commission and management fees
As described in Notes 3 (xxii.1) and 28(a) to the consolidated financial statements, R$3.9 billion of the Company's total revenues for the year ended December 31, 2021 was generated from brokerage commission and management fees. These revenues are generally calculated as percentage of the volume traded on the Company's platform and vary based on the type and size of the instruments traded. As disclosed by management, brokerage commission is recognized at a point in time as the performed obligation is satisfied and management fees are recognized over the period of time when the performance obligation is delivered.
The principal considerations for our determination that performing procedures relating to brokerage commission and management fees is a critical audit matter are that there was significant audit effort necessary in performing procedures and evaluating evidence related to these revenue types, which are calculated based on the instrument being traded, volume of the instrument being traded, and the client's fee schedule and when the performance obligations are met.
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

São Paulo, Brazil
April 05, 2022
/s/ PricewaterhouseCoopers Auditores Independentes Ltda.
We have served as the Company’s auditor since 2019.

XP Inc. and its subsidiaries Consolidated balance sheets at December 31 In thousands of Brazilian Reais

	Note	2021	2020

Cash		2,485,641	1,954,788

Financial assets		127,745,263	90,190,827

Fair value through profit or loss		69,123,669	57,149,446
Securities	7	58,179,955	49,590,013
Derivative financial instruments	8	10,943,714	7,559,433

Fair value through other comprehensive income		32,332,377	19,039,044
Securities	7	32,332,377	19,039,044

Evaluated at amortized cost		26,289,217	14,002,337
Securities	7	2,238,807	1,828,704
Securities purchased under agreements to resell	6	8,894,531	6,627,409
Securities trading and intermediation	18	1,405,651	1,051,566
Accounts receivable	11	469,086	506,359
Loan operations	10	12,819,627	3,918,328
Other financial assets	20	461,515	69,971

Other assets		4,688,125	1,760,999
Recoverable taxes	12	153,316	127,623
Rights-of-use assets	16	284,509	183,134
Prepaid expenses	13	3,982,750	1,393,537
Other		267,550	56,705

Deferred tax assets	24	1,273,069	505,046
Investments in associates and joint ventures	15	2,013,365	699,907
Property and equipment	16	313,964	204,032
Goodwill and Intangible assets	16	820,975	713,562

Total assets		139,340,402	96,029,161
The accompanying notes are an integral part of these consolidated financial statements.

XP Inc. and its subsidiaries Consolidated balance sheets at December 31 In thousands of Brazilian Reais

	Note	2021	2020

Financial liabilities		91,358,151	70,600,989

Fair value through profit or loss		14,573,385	10,056,806
Securities	7	2,665,202	2,237,442
Derivative financial instruments	8	11,908,183	7,819,364

Evaluated at amortized cost		76,784,766	60,544,183
Securities sold under repurchase agreements	6	26,281,345	31,839,344
Securities trading and intermediation	18	15,597,555	20,303,121
Financing instruments payable	17	24,429,086	5,551,849
Accounts payables		867,526	859,550
Borrowings	19	1,928,782	284,087
Other financial liabilities	20	7,680,472	1,706,232

Other liabilities		33,533,688	14,522,206
Social and statutory obligations	21	1,022,212	667,448
Taxes and social security obligations	22	549,651	435,849
Private pension liabilities	23	31,921,400	13,387,913
Provisions and contingent liabilities	27	29,308	19,711
Other		11,117	11,285

Deferred tax liabilities	24	28,934	8,352

Total liabilities		124,920,773	85,131,547

Equity attributable to owners of the Parent company		14,416,836	10,894,609
Issued capital		23	23
Capital reserve		14,923,315	10,663,942
Other comprehensive income		(334,563)	230,644
Treasury shares		(171,939)	—

Non-controlling interest		2,793	3,005

Total equity	25	14,419,629	10,897,614

Total liabilities and equity		139,340,402	96,029,161
The accompanying notes are an integral part of these consolidated financial statements.

XP Inc. and its subsidiaries Consolidated statements of income and of comprehensive income for the years ended December 31 In thousands of Brazilian Reais, except earnings per share

	Note	2021	2020	2019

Net revenue from services rendered	28	6,196,465	5,016,488	3,595,772
Net income (loss) from financial instruments at amortized cost and at fair value through other comprehensive income	28	(1,559,464)	183,393	199,947
Net income from financial instruments at fair value through profit or loss	28	7,440,111	2,951,724	1,332,089
Total revenue and income		12,077,112	8,151,605	5,127,808

Operating costs	29	(3,430,109)	(2,645,359)	(1,596,650)
Selling expenses	30	(227,483)	(134,915)	(155,115)
Administrative expenses	30	(4,692,698)	(3,013,598)	(1,891,481)
Other operating income (expenses), net	31	324,354	171,053	153,357
Expected credit losses	14	(92,560)	(55,564)	(9,410)
Interest expense on debt		(135,732)	(52,671)	(84,400)
Share of profit or (loss) in joint ventures and associates	15	(7,710)	862	—
Income before income tax		3,815,174	2,421,413	1,544,109

Income tax expense	24	(222,714)	(339,924)	(454,625)

Net income for the year		3,592,460	2,081,489	1,089,484

Other comprehensive income
Items that can be subsequently reclassified to income
Foreign exchange variation of investees located abroad		20,977	57,439	6,823
Gains (losses) on net investment hedge		(18,758)	(60,563)	(7,133)
Changes in the fair value of financial assets at fair value through other comprehensive income		(549,017)	24,203	698

Other comprehensive income (loss) for the period, net of tax		(546,798)	21,079	388

Total comprehensive income for the year		3,045,662	2,102,568	1,089,872

Net income attributable to:
Owners of the Parent company		3,589,416	2,076,430	1,080,484
Non-controlling interest		3,044	5,059	9,000

Total comprehensive income attributable to:
Owners of the Parent company		3,042,618	2,097,509	1,080,872
Non-controlling interest		3,044	5,059	9,000

Earnings per share from total income attributable to the ordinary equity holders of the company
Basic earnings per share	33	6.4211	3.7597	2.1125
Diluted earnings per share	33	6.2588	3.7138	2.1115
The accompanying notes are an integral part of these consolidated financial statements.

XP Inc. and its subsidiaries Consolidated statements of changes in equity (In thousands of Brazilian Reais)

	Attributable to owners of the Parent
			Capital reserve
	Notes	Issued Capital	Additional paid-in capital	Other Reserves	Other comprehensive income	Retained Earnings	Treasury shares	Total	Non-Controlling interest	Total Equity

Balances at December 31, 2018		21	927,895	947,696	209,165	—	—	2,084,777	6,935	2,091,712
Comprehensive income for the year
Net income for the year		—	—	—	—	1,080,484	—	1,080,484	9,000	1,089,484
Other comprehensive income, net		—	—	—	388	—	—	388	—	388
Transactions with shareholders - contributions and distributions
Proceeds from the issuance of shares	1.1	2	4,504,824	—	—	—	—	4,504,826	—	4,504,826
Transactions costs from proceeds from the issuance of shares	1.1	—	(22,824)	—	—	—	—	(22,824)	—	(22,824)
Other equity transactions
Share based plan	32	—	—	5,371	—	—	—	5,371	—	5,371
Other changes in equity		—	—	—	374	—	—	374	(2,229)	(1,855)
Allocations of the net income for the year
Transfer to capital reserves		—	—	580,484	—	(580,484)	—	—	—	—
Dividends distributed		—	—	—	—	(500,000)	—	(500,000)	(11,143)	(511,143)
Balances at December 31, 2019		23	5,409,895	1,533,551	209,927	—	—	7,153,396	2,563	7,155,959
Comprehensive income for the year
Net income for the year		—	—	—	—	2,076,430	—	2,076,430	5,059	2,081,489
Other comprehensive income, net		—	—	—	21,079	—	—	21,079	—	21,079
Transactions with shareholders - contributions and distributions
Proceeds from the issuance of shares	1.1	—	1,412,930	—	—	—	—	1,412,930	—	1,412,930
Transactions costs from proceeds from the issuance of shares	1.1	—	(1,649)	—	—	—	—	(1,649)	—	(1,649)
Other equity transactions
Share based plan	32	—	—	232,785	—	—	—	232,785	6	232,791
Other changes in equity		—	—	—	(362)	—	—	(362)	944	582
Allocations of the net income for the year
Transfer to capital reserves		—	—	2,076,430	—	(2,076,430)	—	—	—	—
Dividends distributed	25	—	—	—	—	—	—	—	(5,567)	(5,567)
Balances at December 31, 2020		23	6,821,176	3,842,766	230,644	—	—	10,894,609	3,005	10,897,614
Comprehensive income for the year
Net income for the year		—	—	—	—	3,589,416	—	3,589,416	3,044	3,592,460
Other comprehensive income, net		—	—	—	(546,798)	—	—	(546,798)	—	(546,798)
Transactions with shareholders - contributions and distributions
Private issuance of shares	25(b)	—	—	112,642	—	—	—	112,642	—	112,642
Other equity transactions
Share based plan	32	—	—	561,455	—	—	—	561,455	2	561,457
Other changes in equity		—	—	(4,140)	(18,409)	—	—	(22,549)	(232)	(22,781)
Treasury shares	25(c)	—	—	—	—	—	(171,939)	(171,939)	—	(171,939)
Allocations of the net income for the year
Transfer to capital reserves		—	—	3,589,416	—	(3,589,416)	—	—	—	—
Dividends distributed	25	—	—	—	—	—	—	—	(3,026)	(3,026)
Balances at December 31, 2021		23	6,821,176	8,102,139	(334,563)	—	(171,939)	14,416,836	2,793	14,419,629
The accompanying notes are an integral part of these consolidated financial statements.

XP Inc. and its subsidiaries Consolidated statements of cash flows for the years ended December 31, 2021, 2020 and 2019 (In thousands of Brazilian Reais, unless otherwise stated)

	Note	2021	2020	2019

Operating activities
Income before income tax		3,815,174	2,421,413	1,544,109
Adjustments to reconcile income before income taxes
Depreciation of property, equipment and right-of-use assets	16	68,618	67,422	53,080
Amortization of intangible assets	16	163,112	75,839	37,630
Loss or write-off of property, equipment, intangible assets and leases, net	16	20,367	73,140	11,245
Share of profit or (loss) in joint ventures and associates	15	7,710	(862)	—
Expected credit losses on financial assets		92,560	55,564	9,410
(Reversal of) Provision for contingencies, net	27	5,325	2,045	(1,601)
Net foreign exchange differences		506,510	1,478	3,636
Share based plan	32	561,457	232,791	5,371
Interest accrued		181,731	56,923	86,862
Changes in assets and liabilities
Securities (assets and liabilities)		(21,904,316)	(42,954,505)	(20,188,931)
Derivative financial instruments (assets and liabilities)		674,837	1,023,937	825,719
Securities trading and intermediation (assets and liabilities)		(5,086,154)	10,605,139	4,201,246
Securities purchased under agreements to resell		(2,269,321)	2,862,311	(2,919,480)
Accounts receivable		37,160	(46,247)	(243,893)
Loan operations		(8,918,608)	(3,925,042)	(386)
Prepaid expenses		(2,589,213)	(1,303,853)	7,040
Other assets and other financial assets		(674,697)	(23,078)	(14,162)
Securities sold under repurchase agreements		(5,557,999)	16,200,937	8,997,713
Accounts payable		(133,576)	564,324	132,235
Financing instruments payable		14,408,581	5,126,930	89,669
Social and statutory obligations		354,764	174,725	241,033
Tax and social security obligations		278,609	182,391	(9,223)
Private pension liabilities		18,533,487	9,628,823	3,743,031
Other liabilities and other financial liabilities		4,271,361	1,000,007	8,828
Cash from operations		(3,152,521)	2,102,552	(3,379,819)
Income tax paid		(783,816)	(518,971)	(402,574)
Contingencies paid	27	(2,565)	(1,629)	(3,172)
Interest paid		(81,427)	(71,224)	(28,427)
Net cash flows from (used in) operating activities		(4,020,329)	1,510,728	(3,813,992)
Investment activities
Acquisition of intangible assets	16 (b)	(217,569)	(146,368)	(88,949)
Acquisition of property and equipment	16 (a)	(135,444)	(145,164)	(72,499)
Acquisition of subsidiaries, net of cash acquired		(40,857)	(62,443)	—
Investment in associates and joint ventures		(756,857)	(228,035)	—
Net cash flows used in investing activities		(1,150,727)	(582,010)	(161,448)
Financing activities
Proceeds from borrowings	37	1,570,639	—	—
Acquisitions of debt securities issued	37	4,191,280	—	400,000
Payments of borrowings and lease liabilities	37	(76,371)	(152,868)	(123,332)
Payment of debt securities	37	(177,826)	(464,717)	(11,815)
Dividends paid to owners of the parent	25	—	—	(500,000)
Proceeds from the issuance of shares	1.1 / 1.2	—	1,411,281	4,482,002
Transactions with non-controlling interests		(231)	582	(1,855)
Dividends paid to non-controlling interests		(3,026)	(5,567)	(11,143)
Proceeds from SPAC issuance of shares		1,134,797	—	—
Net cash flows from financing activities		6,639,262	788,711	4,233,857
Net increase (decrease) in cash and cash equivalents		1,468,206	1,717,429	258,417
Cash and cash equivalents at the beginning of the fiscal year		2,660,388	887,796	626,863
Effects of exchange rate changes on cash and cash equivalents		(376,733)	55,163	2,516
Cash and cash equivalents at the end of the fiscal year		3,751,861	2,660,388	887,796
Cash		2,485,641	1,954,788	109,922
Securities purchased under agreements to resell	6	1,071,328	593,673	654,057
Interbank certificate deposits	7	194,892	111,927	123,817
The accompanying notes are an integral part of these consolidated financial statements.

XP Inc. and its subsidiaries Notes to consolidated financial statements December 31, 2021, 2020 and 2019 (In thousands of Brazilian Reais, unless otherwise stated)
1.    Operations

XP Inc. (the “Company”) is a Cayman Island exempted company with limited liability, incorporated on August 29, 2019. The registered office of the Company is Ugland House, 121 South Church Street in George Town, Grand Cayman. The Company’s principal executive office is located in the city of São Paulo, Brazil.
The Group carried out a corporate reorganization in order to prepare the structure for the Initial Public Offering of its shares. As a result, XP Inc. was incorporated in 2019 and is currently the entity which is registered with the U.S. Securities and Exchange Commission (“SEC”) and for which these financial statements are presented.
XP Inc. is a holding company controlled by XP Controle Participações S.A. and XP Control LLC, companies which holds together 68.28% of voting rights and whose is ultimately controlled by a group of individuals.
XP Inc. and its subsidiaries (collectively, “Group” or “XP Group”) is a leading, technology-driven financial services platform and a trusted provider of low-fee financial products and services in Brazil. XP Group are principally engaged in providing its customers, represented by individuals and legal entities in Brazil and abroad, various financial products, services, digital content and financial advisory services, mainly acting as broker-dealer, including securities brokerage, private pension plans, commercial and investment banking products such as loan operations, transactions in the foreign exchange markets and deposits, through our brands that reach clients directly and through network of Independent Financial Advisers (“IFAs”).
These consolidated financial statements were approved by the Board of Director’s meeting on April 5, 2022.
1.1    Follow-on public offering
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
On December 7, 2020, XP Inc closed of its underwritten secondary public offering of 31,654,894 Class A common shares, 7,130,435 of which were issued and sold by the Company and 24,524,459 of which were sold by ITB Holding Brasil Participações Ltda. The offering was made pursuant to a registration statement on Form F-1 filed with the SEC.
The offering price per Class A common share was US$39.00, resulting in gross proceeds of US$283,087 thousand (or R$1,444,530) to XP Inc, deducting R$31,599 thousand as underwriting discounts and commissions. Additionally, the Company incurred in R$7,271 thousand regarding other offering expenses, of which R$5,622 thousand was recognized directly in income statements and an amount of R$1,649 in equity as transaction costs.
1.2    Spin-off of Itaú’s investment in XP Inc.
In January 2021, XP Inc. reached an agreement with Itausa S.A. in connection with Itaú’s spin-off of its investment in XP Inc., and entered into two agreements regarding the corporate reorganization announced by Itaú Unibanco Holding S.A. on December 31, 2020 (Itaú Agreements).The U.S. Federal Reserve Board’s (FED) and the Brazilian Central Bank (BACEN) approved the legal and accounting segregation of the Itaú’s investments in XP Inc. to XPart on May 31, 2021 and July 26, 2021 respectively.
On June 22, 2021, XP Inc. filed a registration statement on Form F-4 with the U.S. Securities and Exchange Commission, or the “SEC” as part of the Itaú spin-off of its investment in XP Inc. The prospectus relates to the Class A common shares, or “XP Shares,” of XP Inc., including Class A common shares in the form of Brazilian Depositary Receipts of XP (each representing one XP Share), or the “XP BDRs.”
On October 1, 2021, the corporate reorganization was completed and XPart ceased to exist. On October 4, 2021, XP Inc. started trading its BDR (“Brazilian Depositary Receipts”) under symbol XPBR31, on Brazilian stock exchange B3 (Brasil, Bolsa, Balcão). The impact of this transaction is presented in Note 25 (b) and (c).

XP Inc. and its subsidiaries Notes to consolidated financial statements December 31, 2021, 2020 and 2019 (In thousands of Brazilian Reais, unless otherwise stated)
2.    Basis of preparation of the financial statements

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
(ii)    Changes to IFRS
The following amendments became effective as at 1 January 2021:
•Interest Rate Benchmark Reform – Phase 2 – Amendments to IFRS 9, IAS 39, IFRS 7, IFRS 4 and IFRS 16;
•Covid-19-Related Rent Concessions beyond 30 June 2021 Amendment to IFRS 16;
The adoption of the amendments listed above did not have a material impact on these consolidated financial statements.
(iii)    New standards and interpretations not yet adopted
Certain new accounting standards and interpretations have been published that are not mandatory for the 31 December 2021 reporting period and have not been early adopted by the Group. These standards are not expected to have a material impact on the consolidated financial statements.
(iv)    Basis of consolidation
The consolidated financial statements comprise the consolidated balance sheets of the Group as of December 31, 2021 and 2020 and the consolidated statements of income and comprehensive income, consolidated statements of cash flows and consolidated statements of changes in equity for each of the years ended December 31, 2021, 2020 and 2019.
a)    Subsidiaries
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
The acquisition method of accounting is used to account for business combinations by the Group (refer to Note 5).
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

XP Inc. and its subsidiaries Notes to consolidated financial statements December 31, 2021, 2020 and 2019 (In thousands of Brazilian Reais, unless otherwise stated)
b)    Associates
Associates are companies in which the investor has a significant influence but does not hold control. Investments in these companies are initially recognized at cost of acquisition and subsequently accounted for using the equity method. Investments in associates and joint ventures include the goodwill identified upon acquisition, net of any cumulative impairment loss.
c)    Interests in associates and joint ventures measured at fair value
The Group has investments in associates measured at fair value in accordance with item 18 of IAS 28 – Investments in Associates and Joint Ventures. These investments are held through XP FIP Managers, which is considered to be a venture capital organization. In determining whether the fund meets the definition of a venture capital organization, management considered the investment portfolio features and objectives. The portfolio classified in this category has the objective to generate growth in the value of its investments in the medium term and have an exit strategy. Additionally, the performance of these portfolio is evaluated and managed considering a fair value basis of each investment.
d)    Joint ventures
The Group has joint ventures whereby the parties that have joint control of the arrangement have rights to the net assets.
e)    Equity method
Under the equity method of accounting, the investments are initially recognized at cost and adjusted thereafter to recognize the Group’s share of the post-acquisition profits or losses of the investee in profit or loss, and the Group’s share of movements in other comprehensive income of the investee in other comprehensive income. Dividends received or receivable from associates and joint ventures are recognize as a reduction in the carrying amount of the investment.
Unrealized gains on transactions between the Group and its associates and joint ventures are eliminated to the extent of the Group’s interest in these entities. Unrealized losses are also eliminated unless the transaction provides evidence of an impairment of the asset transferred. Accounting policies of equity-accounted investees have been changed where necessary to ensure consistency with the policies adopted by the Group.
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
The CODM considers the whole Group as a single operating and reportable segment, monitoring operations, making decisions on fund allocation and evaluating performance based on a single operating segment. The CODM reviews relevant financial data on a combined basis for all subsidiaries. Disaggregated information is only reviewed at the revenue level (Note 28), with no corresponding detail at any margin or profitability levels.
The Group’s revenue, results and assets for this one reportable segment can be determined by reference to the consolidated statement of income and of comprehensive income and consolidated balance sheet.
See Note 28 (c) for a breakdown of revenues and income and selected assets from external customers by country of domicile.
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

XP Inc. and its subsidiaries Notes to consolidated financial statements December 31, 2021, 2020 and 2019 (In thousands of Brazilian Reais, unless otherwise stated)
The functional currency for all the Company’s subsidiaries in Brazil is also the Brazilian reais. Certain subsidiaries outside of Brazil have different functional currencies, including US Dollar ("USD"), Euro ("EUR"), Pound sterling (“GBP”) and Swiss Franc (“CHF”).
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
Foreign exchange gains and losses that relate to borrowings are presented in the statement of income. All other foreign exchange gains and losses are presented in the statement of income on a net basis within interest expense on debt.
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
•income and expenses for each statement of income and statement of comprehensive income are translated at average exchange rates (unless this is not a reasonable approximation of the cumulative effect of the rates prevailing on the transaction dates, in which case income and expenses are translated at the dates of the transactions); and
•all resulting exchange differences are recognized in other comprehensive income.
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

XP Inc. and its subsidiaries Notes to consolidated financial statements December 31, 2021, 2020 and 2019 (In thousands of Brazilian Reais, unless otherwise stated)
Identifiable assets acquired, and liabilities and contingent liabilities assumed in a business combination are, with limited exceptions, measured initially at their fair values at the acquisition date. The Group recognizes any non-controlling interest in the acquired entity on an acquisition-by-acquisition basis either at fair value or at the non-controlling interest’s proportionate share of the acquired entity’s net identifiable assets.
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
If the business combination is achieved in stages, the acquisition date carrying value of the acquirer’s previously held equity interest in the acquirer is remeasured to fair value at the acquisition date. Any gains or losses arising from such remeasurement are recognized in profit or loss.
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
The classification of financial assets at initial recognition is based on either (i) the Group’s business model for managing the financial assets and (ii) the instruments’ contractual cash flows characteristics.
For a financial asset to be classified and measured at amortized cost or FVOCI, it needs to give rise to cash flows that are 'Solely Payments of Principal and Interest' (the "SPPI" criterion) on the principal amount outstanding. This assessment is referred to as the SPPI test and is performed at an instrument level.
The Group's business model for managing financial assets refers to how it manages its financial assets in order to generate cash flows. The business model considers whether the Group’s objective is to receive cash flows from holding the financial assets, from selling the assets or a combination of both.
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

XP Inc. and its subsidiaries Notes to consolidated financial statements December 31, 2021, 2020 and 2019 (In thousands of Brazilian Reais, unless otherwise stated)
Financial assets are classified as fair value through profit and loss if they either fail the contractual cash flow test or in the Group’s business model are acquired for the purpose of selling or repurchasing in the near term. Financial assets may be designated at FVPL on initial recognition if doing so eliminates, or significantly reduces, an accounting mismatch.
Derivative financial instruments, including separated embedded derivatives, are also classified as Securities unless they are designated as effective hedging instruments. Financial assets with cash flows that do not meet the SPPI criteria are classified and measured at FVPL, irrespective of the business model.
Financial assets at FVPL are carried in the statement of financial position at fair value with net changes in fair value recognized in profit or loss. The net gain or loss recognized in profit or loss includes any dividend or interest earned on the financial asset. Financial assets measured at FVPL consist of Securities owned and sold short.
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
Investments held in trust account
The Group has a certain class of securities owned by one of our subsidiaries, which qualify as financial instruments, primarily due to their short-term nature. These securities are classified as FVPL. The Group’s investments held in the trust account are comprised of money market funds and are recognized at fair value with the changes in fair value recognized in the consolidated statements of income. The estimated fair value of the investments held in the trust account is determined using available market information.
(i)    Financial assets at FVOCI
The Group measures financial assets at FVOCI if both of the following conditions are met:
•The financial asset is held within a business model with the objective of both holding to collect contractual cash flows and to sell.
•The contractual terms of the financial asset give rise on specified dates to cash flows that meet the SPPI criteria.
For financial assets at FVOCI, interest income, foreign exchange revaluation and impairment losses or reversals are recognized in profit or loss. The remaining fair value changes are recognized in OCI. Upon derecognition, the cumulative fair value change recognized in OCI is recycled to profit or loss.
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

XP Inc. and its subsidiaries Notes to consolidated financial statements December 31, 2021, 2020 and 2019 (In thousands of Brazilian Reais, unless otherwise stated)
(ii)    Financial assets at amortized cost
A financial asset is measured at amortized cost if both of the following conditions are met:
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
The Group reclassifies financial assets only when its business approach for managing those assets changes.
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

XP Inc. and its subsidiaries Notes to consolidated financial statements December 31, 2021, 2020 and 2019 (In thousands of Brazilian Reais, unless otherwise stated)
Stage 3: overdue 90 days. The Group considers a financial asset in default when contractual payments are 90 days past due. However, in certain cases, the Group may also consider a financial asset to be in default when internal or external information indicates that the Group is unlikely to receive the outstanding contractual amounts in full before considering any credit enhancements held by the Group. A financial asset is written off when there is no reasonable expectation of recovering the contractual cash flows.
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
The Group's financial liabilities include 'Securities’, 'Derivative financial instruments', 'Securities purchased under agreements to resell', 'Securities trading and intermediation', long-term debts such as 'Borrowings and ‘Financing Instruments payable – Debt securities', 'Accounts payables' and 'Other financial liabilities.
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
(ii)    Financial liabilities designated at FVPL
Classification and subsequent measurement
The Group applied the fair value option as an alternative measurement for selected financial liabilities. Financial liabilities can be irrevocably designated as measured at FVPL if doing so eliminates or significantly reduces an accounting mismatch that would otherwise arise from measuring assets or liabilities or recognizing the gains and losses on them on different bases, or a group of financial instruments is managed and its performance is evaluated on a fair value basis, in accordance with a documented risk management or investment strategy. The amount of change in the fair value of the financial liabilities designated at FVPL that is attributable to changes in the credit risk of that liabilities shall be presented in other comprehensive income. See more information in Note 6.

XP Inc. and its subsidiaries Notes to consolidated financial statements December 31, 2021, 2020 and 2019 (In thousands of Brazilian Reais, unless otherwise stated)
(iii)    Amortized cost
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
This category generally applies to Securities sold under repurchase agreements, ‘Securities trading and intermediation’, 'Borrowings', 'Financing Instruments Payable', 'Accounts payables', ‘Lease liabilities’ and 'Other financial liabilities'.
(iv)    Commitments subject to possible redemption
XPAC Acquisition Corp. redeemable shares
The Group accounts for the common stock subject to redemption in cash held by the non-controlling interest holders of XPAC Acquisition Corp., a consolidated subsidiary, as a financial liability measured at amortized cost. The instrument is initially recognized at fair value, net of derivative warrant liabilities component and the corresponding eligible transaction costs. The warrant component issued to the non-controlling interest holders of XPAC Acquisition Corp. are separately accounted as derivatives and measured at fair value with the change in fair value recorded in the statement of income.
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
The fair value of financial instruments for which there is no active market is determined by using measurement techniques. These techniques may include the use of recent market transactions (on an arm's length basis); reference to the current fair value of another similar instrument; analysis of discounted cash flows or other measurement models. See Note 34.
4)    Derivative financial instruments and hedging activities
Derivative financial instruments are financial contracts, the value of which is derived from the value of the underlying assets, interest rates, indexes or currency exchange rates.
Derivatives are initially recognized at fair value on the date a derivative contract is entered into, and they are subsequently remeasured to their fair value at the end of each reporting period. The accounting for subsequent changes in fair value depends on whether the derivative is designated as a hedging instrument and, if so, the nature of the item being hedged. The group designates certain derivatives as either:
•hedges of the fair value of recognized assets or liabilities or a firm commitment (fair value hedges), or
•hedges of a net investment in a foreign operation (net investment hedges).
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

XP Inc. and its subsidiaries Notes to consolidated financial statements December 31, 2021, 2020 and 2019 (In thousands of Brazilian Reais, unless otherwise stated)
a)    Hedge ineffectiveness
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
b)    Derivative warrant liabilities
The Group evaluates if the warrants issued in connection with the Initial Public Offering (the “Public Warrants”) and the Private Placement Warrants issued by XPAC Acquisition Corp. are derivatives or contain features that qualify as embedded derivatives in accordance with IFRS 9 – Financial Instruments. The Group’s derivatives instruments are recorded at Financial instruments measure at fair value through profit or loss. Accordingly, the Group recognizes the warrant as financial liabilities at fair value and remeasures the warrants at fair value at each reporting period. The liabilities are subject to re-measurement at each balance sheet date until exercised, and any change in fair value is recognized in the Group’s consolidated statements of income. The fair value has been measured based on the listed market price of such warrants.
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
(v)    Securities trading and intermediation (receivable and payable)
Refers to transactions at B3 S.A. – Brasil, Bolsa, Balcão (“B3”) on behalf of and on account of third parties. Brokerages on these transactions are classified as revenues and service provision expenses are recognized at the time of the transactions. These balances are offset, and the net amount shown in the balance sheet when, and only when, there is a legal and enforceable right to offset and the intention to liquidate them on a net basis, or to realize the assets and settle the liabilities simultaneously.
Amounts due from and to customers represent receivables for securities sold and payables for securities purchased that have been contracted for but not yet settled or delivered on the balance sheet date respectively. The due from customers balance is held for collection. These amounts are subdivided into the following items:
•    Cash and settlement records - Represented by the registration of transactions carried out on the stock exchanges on its own behalf and for customers; and
•    Debtors/Creditors pending settlement account - debtor or creditor balances of customers, in connection with transactions with fixed income securities, shares, commodities and financial assets, pending settlement as of the statement of reporting date. Sales transactions are offset and, in the event, the final amount is a credit, it will be recorded in liabilities, on the other hand if this amount is debt, it will be recorded in assets, provided that the offset balances refer to the same counterparty.

XP Inc. and its subsidiaries Notes to consolidated financial statements December 31, 2021, 2020 and 2019 (In thousands of Brazilian Reais, unless otherwise stated)
These amounts are recognized initially at fair value and subsequently measured at amortized cost. At each reporting date, the Group shall measure the loss allowance on amounts due from customers at an amount equal to the lifetime expected credit losses if the credit risk has increased significantly since initial recognition. If, at the reporting date, the credit risk has not increased significantly since initial recognition, the Group shall measure the loss allowance at an amount equal to 12-month expected credit losses. Significant financial difficulties of the customer, probability that the customer will enter bankruptcy or financial reorganization, and default in payments are all considered indicators that a loss allowance may be required. If the credit risk increases to the point that it is considered to be credit impaired, interest income will be calculated based on the gross carrying amount adjusted for the loss allowance. A significant increase in credit risk is defined by management as any contractual payment which is more than 30 days past due.
Any contractual payment which is more than 90 days past due is considered credit impaired. The estimated credit losses for brokerage clients and related activity were immaterial for all periods presented.
(vi)    Loan operations
Loan operations consist in arrangements under which clients can borrow stipulated amounts under defined terms and conditions. They are subsequently measured at amortized cost using the effective interest method, less expected credit loss. See note 10 for further information about the Group’s accounting for Loan Operations and note 3(vi) for a description of the Group’s Expected Losses on Financial Assets.
Interest income from these financial assets is included in Net income from financial instruments at amortized cost using the effective interest rate method. Any gain or loss arising on derecognition of the loan operations is recognized directly in profit or loss and presented in Note 14. Expected credit losses are presented as a separate line item in profit or loss.
(vii)    Prepaid expenses
Prepaid expenses are recognized as an asset in the balance sheet. These expenditures include incentives to IFAs, prepaid software licenses, certain professional services and insurance premiums. Prepaid expenses are amortized in profit or loss in the period in which the benefits of such incentives are realized.
(viii) Leases
Right-of-use assets
The Group recognizes right-of-use assets at the commencement date of the lease (i.e., the date the underlying asset is available for use). Right-of-use assets are measured at cost, less any accumulated depreciation and impairment losses, and adjusted for any remeasurement of lease liabilities.
The cost of right-of-use assets includes the amount of lease liabilities recognized, initial direct costs incurred, and lease payments made at or before the commencement date less any lease incentives received. Unless the Group is reasonably certain to obtain ownership of the leased asset at the end of the lease term, the recognized right-of-use assets are depreciated on a straight-line basis over the shorter of its estimated useful life and the lease term. Right-of-use assets are subject to impairment.
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

XP Inc. and its subsidiaries Notes to consolidated financial statements December 31, 2021, 2020 and 2019 (In thousands of Brazilian Reais, unless otherwise stated)
Short-term leases and leases of low-value assets
The Group applies the short-term lease recognition exemption to its short-term leases of properties (i.e., those leases that have a lease term of 12 months or less from the commencement date and do not contain a purchase option). It also applies the lease of low-value assets recognition exemption to leases that are considered of low value. Lease payments on short-term leases and leases of low-value assets are recognized as expense on a straight-line basis over the lease term.
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

Annual Rate (%)

Data Processing Systems	20%
Furniture and equipment	10%
Security systems	10%
Facilities	10%
Vehicle	10%
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

XP Inc. and its subsidiaries Notes to consolidated financial statements December 31, 2021, 2020 and 2019 (In thousands of Brazilian Reais, unless otherwise stated)
ii)    Software and development costs
Certain direct development costs associated with internally developed software and software enhancements of the Group’s technology platform is capitalized. Capitalized costs, which occur post determination by management of technical feasibility, include external services and internal payroll costs. These costs are recorded as intangible assets when development is complete, and the asset is ready for use, and are amortized on a straight-line basis, generally over a period of five years. Research and pre-feasibility development costs, as well as maintenance and training costs, are expensed as incurred. In certain circumstances, management may determine that previously developed software and its related expense no longer meets management’s definition of feasible, which could then result in the impairment of such assets.
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
The useful life of intangible assets is assessed as finite or indefinite. As of December 31, 2021 and 2020, the Group does not hold indefinite life intangible assets, except for goodwill.
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

XP Inc. and its subsidiaries Notes to consolidated financial statements December 31, 2021, 2020 and 2019 (In thousands of Brazilian Reais, unless otherwise stated)
(xii)    Taxes
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
•Presumed Profit Method (“PPM”), where the taxpayer calculates IRPJ and CSLL applying a presumed profit margin over the operating revenues. It is important to emphasize that the profit margin is defined by the Brazilian Revenue Service (“RFB”) according to the type of services rendered and/or goods sold. Under the PPM method, both taxes are due on a quarterly basis and no prepayment is required during the quarters. This method can be adopted only by entities with gross revenue up to an annually revised threshold determined by tax authorities.
The tax rates applicable to APM or PPM are also defined according to entities’ main activity:
•Federal Income Tax (IRPJ) – tax rate of 15% calculated on taxable income and a surcharge of 10% calculated on the taxable income amount that exceeds R$20 per month (or R$240 annually).
•Social Contribution on Net Income (CSLL) – tax rate of 9% calculated on taxable income. However, financial institutions (i.e., XP CCTVM) and insurance companies (i.e., XP Vida e Previdência) are subject to a higher CSLL rate of 15%. As of March, 2020, Brazilian banks (i.e. Banco XP) are subject to a CSLL rate of 20%. As of July 2021, the rate of CSLL was increased in 5% for all Brazilian financial entities until December, 2021. Therefore, Brazilian banks are subject to a CSLL rate of 25% and all other financial entities, including insurance companies, are subject to a rate of 20% by means of federal Law 13.148/2021.
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

XP Inc. and its subsidiaries Notes to consolidated financial statements December 31, 2021, 2020 and 2019 (In thousands of Brazilian Reais, unless otherwise stated)
Sales revenues in Brazil are subject to taxes and contributions, at the following statutory rates:
•PIS and COFINS are contributions levied by the Brazilian Federal government on gross revenues. These amounts are invoiced to and collected from the Group’s customers and recognized as deductions to gross revenue (Note 28) against tax liabilities, as we are acting as tax withholding agents on behalf of the tax authorities. PIS and COFINS paid on certain purchases may be claimed back as tax credits to offset PIS and COFINS payable. These amounts are recognized as Recoverable taxes (Note 12) and are offset monthly against Taxes payable and presented net, as the amounts are due to the same tax authority. PIS and COFINS are contributions calculated on two different regimes according to Brazilian tax legislation: cumulative method and non-cumulative method.
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
•ISS is a tax levied by municipalities on revenues from the provision of services. ISS tax is added to amounts invoiced to the Group’s customers for the services the Group renders. These are recognized as deductions to gross revenue (Note 28) against tax liabilities, as the Group acts as agent collecting these taxes on behalf of municipal governments. The rates may vary from 2.00% to 5.00%. The ISS stated in the table is applicable to the city of São Paulo and Rio de Janeiro refers to the rate most commonly levied on the Group’s operations.
•INSS is a social security charge levied on wages paid to employees.
(xiii) Equity security loans
Represent liabilities to return cash proceeds from security lending transactions. Securities lending transactions are used primarily to earn spread income which relates mainly to equity securities received with a fixed term payable, based on the fair value of the securities plus pro rata interest over the period of the equity security loan. Equity securities borrowed are recognized as unrestricted assets on the statement of financial position and may be sold to third parties. The Equity security loans is recorded as a trading liability and measured at fair value with any gains or losses included in the income statement under net fair value gains/(losses) on financial instruments (Note 28 b).
(xiv) Debt securities and Borrowings
Debt securities classified as Debentures, Bonds, Promissory Notes and Borrowings are initially recognized at fair value, net of transaction costs incurred, and subsequently carried at amortized cost. Any differences between the proceeds (net of transaction costs) and the total amount payable is recognized in profit or loss over the period of the borrowings using the effective interest rate method.
Amortized cost is calculated by taking into account any discount or premium on acquisition and fees or costs that are an integral part of the EIR. The EIR amortization is included as interest expense on debt in the statement of income.
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
The private pension products offered by the Group do not contain significant insurance risk where the Group accepts significant insurance risk from participants by agreeing to compensate them if a specified uncertain future event adversely affects them. These products also do not contain any discretionary participation features. Therefore, the contracts are accounted for under the scope of IFRS 9, Financial Instruments (“IFRS 9”).

XP Inc. and its subsidiaries Notes to consolidated financial statements December 31, 2021, 2020 and 2019 (In thousands of Brazilian Reais, unless otherwise stated)
(xvii) Provisions
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
The Group launched two share-based plans, the Restricted Stock Unit “RSU” and the Performance Share Unit (“PSU”). The shared-based plans are designed to provide long-term incentives to certain employees, directors, and other eligible service providers in exchange for their services. For both plans, management commits to grant shares of XP Inc to the defined participants.
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
When the shares are vested, the Company transfers the correspondent number of shares to the participant. The shares received by the participants, net of any directly attributable transaction costs (including withholding taxes) are credited directly to equity.
The significant judgments, estimates and assumptions regarding share-based payments and activity relating to share-based payments are discussed further in Note 32.

XP Inc. and its subsidiaries Notes to consolidated financial statements December 31, 2021, 2020 and 2019 (In thousands of Brazilian Reais, unless otherwise stated)
iii)    Profit-sharing and bonus plans
The Group recognizes a liability and an expense for bonuses and profit-sharing based on a formula that takes into consideration the profit attributable to the owners of the Company after certain adjustments, and distributed based on individual and collective performance, including qualitative and quantitative indicators.
Employee profit-sharing terms are broadly established by means of annual collective bargaining with workers’ unions. The Group recognizes a provision where contractually obliged or where there is a past practice that has created a constructive obligation.
iv)    Founder Shares
The issuance of founder shares and warrants by the SPAC falls within the scope of IFRS 2 as the founders (including management team) are being awarded these shares at a nominal price in exchange for their services, operating as management of the SPAC. As a result, the share-based payment would be measured at the grant date. The founder shares do not carry a specified service period but would be forfeited or otherwise expire worthless if a business combination is not consummated. Therefore, the founders only derive the value from the founder shares when they are converted into Class A shares upon a successful business combination. As of 31 December 2021, no amounts are accrued as such no business combination has occurred.
(xix) Share capital
Common shares are classified in equity. Incremental costs directly attributable to the issue of new shares or options are shown in equity as a deduction, net of tax, from the proceeds.
(xx)    Treasury shares
Own equity instruments that are reacquired (treasury shares) are recognized at cost and deducted from equity. No gain or loss is recognized in profit or loss on the purchase, sale, issue or cancellation of the Group’s own equity instruments.
The difference between the sale price and the average price of the treasury shares is recorded as a reduction or increase in Capital Reserves. The cancellation of treasury shares is recorded as a reduction in Treasury shares against Capital Reserves, at the average price of treasury shares at the cancellation date.
(xxi) Earnings per share
Basic earnings per share is calculated by dividing the profit attributable to owners of the Company, excluding any costs of servicing equity other than ordinary and preferred shares by the weighted average number of ordinary and preferred shares outstanding during the year, adjusted for bonus elements in ordinary and preferred shares issued during the year and excluding treasury shares (Note 33).
Diluted earnings per share adjusts the figures used in the determination of basic earnings per share to take into account the after-income tax effect of interest and other financing costs associated with dilutive potential common and preferred shares, and the weighted average number of additional common and preferred shares that would have been outstanding assuming the conversion of all dilutive potential common and preferred shares (Note 33).
(xxii) Revenue and income
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

XP Inc. and its subsidiaries Notes to consolidated financial statements December 31, 2021, 2020 and 2019 (In thousands of Brazilian Reais, unless otherwise stated)
The Group has discretion to involve and contract a third-party provider in providing services to the customer on its behalf. The Group presents the revenues and associated costs to such third-party providers on a gross basis where it is deemed to be the principal and on a net basis where it is deemed to be the agent. Generally, the Group is deemed to be the principal in these arrangements because the Group controls the promised services before they are transferred to customers, and accordingly presents the revenue gross of related costs.
The Group main types of revenues contracts are:
i)    Brokerage commission
Brokerage commission revenue consists of revenue generated through commission-based brokerage services on each transaction carried out on i.e. the stock exchanges for customers, recognized at a point in time (trade date) as the performance obligation is satisfied.
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
iii)    Management fees
Management fees relate substantially to (i) services as investments advisor from funds, investment clubs and wealth management; and (ii) distributions of quotas from investments funds managed by others. Revenue is recognized over the period of time when this performance obligation is delivered, and generally based on an agreed-upon fixed percentage of the net asset value of each fund on a monthly basis. A part of management fees are performance-based (performance fees), which are recognized for the delivery of asset management services and calculated based on appreciation of the net asset value of the funds, subject to certain thresholds, such as internal rates of returns or hurdle rates in accordance with the terms of the fund’s constitution. Performance fees, which includes variable consideration, are only recognized after an assessment of the facts and circumstances and when it is highly probable that significant reversal of the amount of cumulative revenue recognized will not occur when the uncertainty is resolved.
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
vi)    Commissions fees
Commissions fees are recognized when XP provides or offers services to customers, in an amount that reflects the consideration XP expects to collect in exchange for those services. A five-step model is applied to account for revenues: i) identification of the contract with a customer; ii) identification of the performance obligations in the contract; iii) determination of the transaction price; iv) allocation of the transaction price to the performance obligations in the contract; and v) revenue recognition, when performance obligations agreed upon in agreements with clients are met. Incremental costs and costs to fulfill agreements with clients are recognized as an expense as incurred.
vii)    Other services
Other services refer to revenue related to finance advisory services, advertisements on the Group’s website and sponsorship on events held by the Group.

XP Inc. and its subsidiaries Notes to consolidated financial statements December 31, 2021, 2020 and 2019 (In thousands of Brazilian Reais, unless otherwise stated)
2)    Net income from financial instruments
Net income from financial instruments include realized gains and losses on the sales of investments, unrealized gains and losses resulting from our investments measured at fair value and interest earned on both cash balances and investments in connection with our trading activities. These gains and losses are outside the scope of IFRS 15 but in scope of IFRS 9 – Financial Instruments, and the related accounting policies are disclosed in Note 3.
4.    Significant accounting judgements, estimates and assumptions

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
(ii)    Expected credit losses on financial assets
The expected credit losses for financial assets are based on assumptions about risk of default and expected loss rates. The Group uses judgement in making these assumptions and selecting the inputs to the impairment calculation, based on the Group’s history and existing market conditions, as well as forward-looking estimates at the end of each reporting period.
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
As of December 31, 2021, the Group did not identify evidence that could indicate that useful lives described in Note 3 ((iv) and (v)) should be revised. Therefore, the Group concluded that changes to the estimated useful life was not deemed necessary.
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

XP Inc. and its subsidiaries Notes to consolidated financial statements December 31, 2021, 2020 and 2019 (In thousands of Brazilian Reais, unless otherwise stated)
(vi)    Provision for contingent liabilities
Provisions for the judicial and administrative proceedings are recorded when the risk of loss of administrative or judicial proceedings is considered probable and the amounts can be reliably measured, based on the nature, complexity and history of lawsuits and the opinion of legal counsel internal and external.
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
(vii)    Share-based payments
Estimating fair value for share-based payment transactions requires determination of the most appropriate valuation model, which depends on the terms and conditions of the grant. This estimate also requires determination of the most appropriate inputs to the valuation model including the expected life of the share option or appreciation right.
Making estimates requires management to exercise significant judgment. It is at least reasonably possible that the estimate of the effect of a condition, situation or set of circumstances that existed at the date of the unaudited condensed financial statements, which management considered in formulating its estimate, could change in the near term due to one or more future confirming events.
5.    Group structure

(i)    Subsidiaries
The following are the direct and indirect interests of Company in its subsidiaries for the purposes of these consolidated financial statements:

			% of Group’s interest (i)
Entity name	Country of incorporation	Principal activities	2021	2020	2019

Directly controlled
XP Investimentos S.A.	Brazil	Holding	100.00%	100.00%	—
XPAC Sponsor LLC (v)	Cayman	Special Purpose Acquisition (SPAC) Sponsor	100.00%	—	—
XProject LTD (v)	Cayman	Holding	100.00%	—	—
Indirectly controlled
XP Investimentos Corretora de Câmbio, Títulos e Valores Mobiliários S.A.	Brazil	Broker-dealer	100.00%	100.00%	100.00%
XP Vida e Previdência S.A. (iv)	Brazil	Private pension and insurance	100.00%	100.00%	100.00%
Banco XP S.A.	Brazil	Multipurpose bank	100.00%	100.00%	100.00%
XP Controle 3 Participações S.A.	Brazil	Financial Holding	100.00%	100.00%	100.00%
XPE Infomoney Educação Assessoria Empresarial e Participações Ltda.	Brazil	Digital Content services	100.00%	100.00%	99.99%
Tecfinance Informática e Projetos de Sistemas Ltda.	Brazil	Rendering of IT services	99.73%	99.76%	99.76%
XP Corretora de Seguros Ltda.	Brazil	Insurance Broker	99.99%	99.99%	99.99%
XP Gestão de Recursos Ltda.	Brazil	Asset management	94.90%	94.80%	93.70%
XP Finanças Assessoria Financeira Ltda.	Brazil	Investment consulting service	99.99%	99.99%	99.99%
Infostocks Informações e Sistemas Ltda.	Brazil	Mediation of information systems	99.99%	99.99%	99.99%
XP Advisory Gestão Recursos Ltda.	Brazil	Asset management	99.54%	99.50%	99.57%
XP Vista Asset Management Ltda.	Brazil	Asset management	99.50%	99.45%	99.42%
XP Controle 4 Participações S.A.	Brazil	Insurance holding	100.00%	100.00%	100.00%
Leadr Serviços Online Ltda. (vi)	Brazil	Social media	—	99.99%	99.99%
Spiti Análise Ltda. (ii)	Brazil	Investment Advisor	—%	100.00%	100.00%

XP Inc. and its subsidiaries Notes to consolidated financial statements December 31, 2021, 2020 and 2019 (In thousands of Brazilian Reais, unless otherwise stated)

			% of Group’s interest (i)
Entity name	Country of incorporation	Principal activities	2021	2020	2019

Chamaleon Bravery Unipessoal LDA (vi)	Portugal	Investment Advisor	—	100.00%	100.00%
XP Investments UK LLP	UK	Inter-dealer broker and Organized Trading Facility (OTF)	100.00%	100.00%	100.00%
Sartus Capital LTD	UK	Investment advisor	100.00%	100.00%	100.00%
XP Private (Europe) S.A.	Switzerland	Investment advisor	—	100.00%	100.00%
XP Holding UK Ltd	UK	International financial holding	100.00%	100.00%	100.00%
XP Investments US, LLC	USA	Broker-dealer	100.00%	100.00%	100.00%
Xperience Market Services LLC (vi)	USA	Non-operational	—	100.00%	100.00%
XP Holding International LLC	USA	International financial holding	100.00%	100.00%	100.00%
XP Advisory US	USA	Investment advisor	100.00%	100.00%	100.00%
XP PE Gestão de Recursos Ltda.	Brazil	Asset management	98.70%	98.70%	—
XP LT Gestão de Recursos Ltda.	Brazil	Asset management	92.00%	92.00%	—
Carteira Online Controle de Investimentos Ltda. - ME (iii)	Brazil	Investment consolidation platform	99.99%	99.99%	—
Antecipa S.A. (iii)	Brazil	Receivables Financing Market	100.00%	100.00%	—
XP Allocation Asset Management Ltda.	Brazil	Asset management	99.99%	99.99%	—
Track Índices Consultoria Ltda.	Brazil	Index Provider	100.00%	100.00%	—
XP Eventos Ltda.	Brazil	Media and Events	99.90%	99.00%	—
DM10 Corretora de Seguros Ltda. (iii)	Brazil	Insurance Broker	100.00%	100.00%	—
XP Comercializadora de Energia Ltda. (v)	Brazil	Energy trading	100.00%	—	—
Instituto XP (v)	Brazil	Non-profit entity	100.00%	—	—
XPAC Acquisition Corp. (vii) (v)	US	Special Purpose Acquisition (SPAC)	20.00%	—	—
XP Distribuidora de Títulos e Valores Mobiliários (v)	Brazil	Securities dealer	100.00%	—	—
Instituto de Gestão e Tecnologia da Informação Ltda. (v) (iii)	Brazil	Educational content services	100.00%	—	—
Xchange Intermediação S.A. (v)	Brazil	Digital Assets	100.00%	—	—
Consolidated investments funds
Falx Fundo de Investimento Multimercado Crédito Privado Investimento no Exterior	Brazil	Investment fund	100.00%	100.00%	100.00%
Gladius Fundo de Investimento Multimercado Investimento no Exterior	Brazil	Investment fund	100.00%	100.00%	100.00%
Scorpio Debentures Incentivadas Fundo de Investimento Multimercado Crédito Privado	Brazil	Investment fund	100.00%	100.00%	100.00%
Galea Fundo de Investimento Multimercado Crédito Privado Investimento no Exterior (vi)	Brazil	Investment fund	—	100.00%	100.00%
Javelin Fundo de Investimento Multimercado Crédito Privado Investimento no Exterior	Brazil	Investment fund	100.00%	100.00%	100.00%
Spatha Fundo de Investimento Multimercado Crédito Privado Investimento no Exterior (vi)	Brazil	Investment fund	—	100.00%	100.00%
Frade Fundo de Investimento em Cotas de Fundos de Investimento em Direitos Creditórios NP	Brazil	Investment fund	100.00%	100.00%	100.00%
Frade III Fundo de Investimento em Cotas de Fundo de Investimento Multimercado Crédito Privado	Brazil	Investment fund	100.00%	100.00%	—
Balista Debentures Incentivadas Fundo de Investimento Multimercado Crédito Privado (vi)	Brazil	Investment fund	—	100.00%	—
Coliseu Fundo de Investimento Multimercado Crédito Privado Investimento no Exterior	Brazil	Investment fund	100.00%	100.00%	—
NIMROD Fundo de Investimento Multimercado Crédito Privado Investimento no Exterior	Brazil	Investment fund	100.00%	100.00%	—
XP High Yield Fund SP	Cayman	Investment fund	100.00%	100.00%	—
XP International Fund SPC	Cayman	Investment fund	100.00%	100.00%	—
XP Managers Fundo de Investimento em Participações Multiestratégia	Brazil	Investment fund	100.00%	100.00%	—
XP Alesia Fund SP CL Shares - Brazil Internacional Fund SPC. (v)	Cayman	Investment fund	100.00%	—	—
Newave Fundo de Investimento em Participações Multiestratégia. (v)	Brazil	Investment fund	100.00%	—	—

XP Inc. and its subsidiaries Notes to consolidated financial statements December 31, 2021, 2020 and 2019 (In thousands of Brazilian Reais, unless otherwise stated)

			% of Group’s interest (i)
Entity name	Country of incorporation	Principal activities	2021	2020	2019

Endor Fundo de Investimento em Participações Multiestratégia Investimento no Exterior (v)	Brazil	Investment fund	100.00%	—	—

(i)	The percentage of participation represents the Group’s interest in total capital and voting capital of its subsidiaries.
(ii)	Subsidiaries legally merged into their respective immediate parent, with no impact on the consolidated financial statements.
(iii)	New subsidiaries acquired in 2020 and 2021. See further details in Note 5 (ii) below.
(iv)	Subsidiaries incorporated in 2018 for operating in the private pension and life insurance business, which is regulated by the Superintendency of Private Insurance (SUSEP) in Brazil.
(v)	New subsidiaries and investment funds incorporated in the year.
(vi)	Subsidiaries and investment funds closed or consolidated by other funds during the year.
(vii)	New subsidiaries which the Group holds operational control. The operational control refers to relevant rights the Company have over the subsidiary, that includes, among other topics, the right to nominate the directors and propose the target entity for merger.
(ii)    Business combinations and other developments
(a)    Acquisitions in 2021
Instituto de Gestão e Tecnologia da Informação Ltda (“IGTI”)
On November 5, 2021 the Group entered into an agreement to acquire 100% of total share capital of Instituto de Gestão e Tecnologia da Informação LTDA (“IGTI”). The acquisition was concluded on the same date. IGTI operates in the development and coordination of teaching activities, scientific research activities and educational services.
The acquisition of IGTI was recently completed and the allocation of the purchase price to acquire assets, including goodwill, and assumed liabilities is still preliminary pending receipt of the final fair value valuations of the acquired assets and assumed liabilities as of the closing date of the transaction. The total consideration paid is R$46,382, out of which: i) R$40,000 paid in cash, ii) R$5,000 payable in six consecutive annual installments from 2022 to 2027 adjusted by the Interbank Certificates of Deposit (“CDI”) rate and iii) R$1,381 as a fair value of the contingent consideration.
This acquisition is not considered material for XP Inc. consolidated financial statements. The preliminary purchase price was mostly allocated to goodwill, representing the value of expected synergies arising from the acquisition.
In addition, the Company incurred in direct costs for the business combinations which were expensed as incurred.
Investments in XProject
On August 23, 2021 the Group entered into an agreement, to acquire 100% of total share capital of UFUK Empreendimentos e Participações S.A. later referred to as XProject Participações S.A. The company is a holding which has an objective to acquire participation as a partner or a shareholder in other companies in Brazil and abroad. This acquisition is not considered material for XP Inc. consolidated financial statements. The purchase price is mostly allocated to goodwill, representing the value of expected synergies arising from the acquisition.
Investments in XP Energia
On May 4, 2021 the Group entered into an agreement to acquire 100% of total share capital of Solis Comercializadora de Energia Ltda. later denominated XP Comercializadora de Energia Ltda (“XP Energia”). The company's objective is to operate in the wholesale electricity trade, through brokerage, representation, intermediation, purchase, sale, import and export; provision of intermediation services between energy buyers and sellers, among other related services. This acquisition is not considered material for XP Inc. consolidated financial statements. The purchase price is mostly allocated to goodwill, representing the value of expected synergies arising from the acquisition.
The results of these operations of the businesses acquired for periods prior to acquisition dates, individually and in the aggregate, were not material to the Company´s consolidated statements of income and, accordingly, pro forma information has not been presented.

XP Inc. and its subsidiaries Notes to consolidated financial statements December 31, 2021, 2020 and 2019 (In thousands of Brazilian Reais, unless otherwise stated)
(b)    Acquisitions in 2020
The fair value of the identifiable assets acquired and liabilities assumed as of each acquisition date were:
For the purchase price allocation, the following intangible assets were identified. The valuation techniques used for measuring the fair value of separately identified intangible assets acquired were as follows:

	Fliper	Antecipa	DM10	Total

Assets
Cash	617	1,917	275	2,809
Other assets	—	95	411	506
Intangible assets	2,869	10,037	2,950	15,856
	3,486	12,049	3,636	19,171
Liabilities
Other liabilities	(6,159)	(198)	(1,522)	(7,879)
Total identifiable net assets at fair value	(2,673)	11,851	2,114	11,292

Goodwill arising on acquisition (*)	39,832	20,732	14,886	75,450
Contingent consideration (**)	30,300	8,732	—	39,032
Purchase consideration transferred (*)	67,459	41,315	17,000	125,774

Analysis of cash flows on acquisition
Net cash acquired with the subsidiary	(617)	(1,917)	(275)	(2,809)
Payable in installments	—	(14,636)	(6,000)	(20,636)
Contingent consideration	(30,300)	(8,732)	—	(39,032)
Net of cash flow on acquisition (investing activities)	36,542	16,030	10,725	63,297

From R$63,297 of net cash flow on acquisition, R$62,443 was settled during 2020, and R$854 was settled in 2021.
*
During the measurement period, the purchase consideration transferred for the acquisitions was adjusted to R$125,774 (R$100,923 previously disclosed) as a result of purchase price adjustments. Accordingly, goodwill was updated to R$2,233.

**
During the measurement period, the preliminary contingent consideration for the acquisitions was adjusted to R$39,032 (R$14,183 previously disclosed) as a result of a fair value adjustment of R$24,849.

Assets	Amount	Method	Expected amortization period

Customer list	2,181	Multi-period excess earning method	5.5 years
Trademark	3,799	Relief from royalty	5 years
Technology	9,876	Relief from royalty	5 years
For the concluded acquisitions, the total consideration paid is R$125,774, being: i) R$62,443 paid in cash, ii) R$21,487 payable in three consecutive annual installments from 2020 to 2022 adjusted by the Interbank Certificates of Deposit (“CDI”) rate and iii) R$39,032 as a fair value of the contingent consideration.
The goodwill recognized includes the value of expected synergies arising from the acquisition, which is not separately recognized.
In addition, the Company incurred direct costs for the business combinations which were expensed as incurred.
The results of operations of the businesses acquired for periods prior to acquisitions, individually and in the aggregate, were not material to the Company´s consolidated statements of income and, accordingly, pro forma information has not been presented.
Acquisition of Carteira Online Controle de Investimentos Ltda.-ME (“Fliper”)
On June 5, 2020, the Group entered into an agreement to acquire 100% of total share capital of Carteira Online Controle de Investimentos Ltda.-ME (“Fliper”). Fliper is an automated investment consolidation platform that offers its users connectivity and tools to perform intuitive and intelligent financial self-management. The transaction allows the Group to offer its customers additional resources to manage their investments, as the open banking trend continues to accelerate in Brazil. On July 13, 2020, the acquisition was consummated, through approval of the Central Bank (BACEN).

XP Inc. and its subsidiaries Notes to consolidated financial statements December 31, 2021, 2020 and 2019 (In thousands of Brazilian Reais, unless otherwise stated)
Acquisition of DM10 Corretora de Seguros e Assessoria Ltda. (“DM10”)
On June 9, 2020, the Group entered into an agreement to acquire 100% of total share capital of DM10 Corretora de Seguros e Assessoria Ltda. (“DM10”). DM10 is a market place that connects hundreds of independent distributors with Life Insurance and Pension Plan products, adding value through technology and education. With the transaction, the Group enhances its distribution network in the insurance division. On September 24, 2020, the acquisition was consummated, through approval of the Central Bank (BACEN).
Acquisition of Antecipa S.A. (“Antecipa”)
On June 29, 2020, the Group entered into an agreement, to 100% of total share capital of Antecipa S.A. (“Antecipa”). Antecipa is a digital platform focused on financing of receivables and offering an efficient alternative for companies to optimize its cash flow management. For the Group, the acquisition represents an opportunity to further expand its product range and reinforce the company’s presence in the Small to Medium Enterprise (SME) and corporate segments in Brazil, similar to XP’s transformational initiatives across the Retail, High-Income and Private Market channels. On September 1, 2020 the acquisition was consummated, through approval of the Central Bank (BACEN).
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
(c)    Other developments
a.    SPAC Transactions
On August 3, XPAC Acquisition Corp. (a subsidiary of XP Inc), completed its initial public offering (“IPO”), offering an aggregate price of R$1,134,797 which included the exercise of the underwriter over-allotment option a portion of shares. XPAC is a special purpose acquisition company, incorporated as a Cayman Islands exempted company for the purpose of effecting a merger, share exchange, asset acquisition, share purchase, reorganization or similar business combination with one or more businesses.
As of 31 December 2021, we have not selected any business combination target, although we have initiated substantive discussions with some companies. Our expectation is to consummate the business combination as soon as the Group identify a target company. Therefore, the founders will have their shares converted into Class A shares, which shall be measured at fair value through profit and loss. The financial impact of this transaction on the consolidated financial statements are presented in Note 7.a.(iii), Note 8, and Note 20.b.(iv).
b.    Minority stake acquisitions
XP Inc. entered in agreements through our proprietary funds to acquire a minority stake in (i) Giant Steps, a leader in systematic funds in Brazil; (ii) Capitânia Investimentos, an independent traditional asset manager in Brazil specializing in Corporate Credit, Real Estate and Infrastructure investment strategies and (iii) Jive Investments, the largest independent alternative investment manager in Brazil, offering credit recovery, real estate, and other distressed asset strategies and (iv) Vista Capital, one of the main independent equity and hedge funds managers in Brazil. The closing of these transactions has been occurred.

XP Inc. and its subsidiaries Notes to consolidated financial statements December 31, 2021, 2020 and 2019 (In thousands of Brazilian Reais, unless otherwise stated)
6.    Securities purchased (sold) under resale (repurchase) agreements

a)    Securities purchased under agreements to resell

	2021	2020

Available portfolio	3,322,254	1,409,742
National Treasury Notes (NTNs) (i)	2,671,122	876,146
Financial Treasury Bills (LFTs) (i)	—	452,714
National Treasury Bills (LTNs) (i)	544,546	44,093
Debentures (ii)	37,688	36,789
Real Estate Receivable Certificates (CRI) (ii)	43,397	—
Financial credit bills (LF)	25,501	—

Collateral held	5,574,846	5,218,037
National Treasury Bills (LTNs) (i)	—	976,468
National Treasury Notes (NTNs) (i)	1,556,303	4,241,569
Debentures (ii)	906,519	—
Real Estate Receivable Certificates (CRI) (ii)	2,586,893	—
Financial credit bills (LF)	525,131	—

Expected Credit Loss (iii)	(2,569)	(370)

Total	8,894,531	6,627,409
(i) Investments in purchase and sale commitments collateral-backed by sovereign debt securities refer to transactions involving the purchase of sovereign debt securities with a commitment to sale originated in the subsidiary XP CCTVM and in exclusive funds and were carried out at an average fixed rate of 9.15% p.a. (1.91% p.a. as of December 31, 2020).
(ii) Refers to fixed-income securities issued by private companies.
(iii) The reconciliation of gross carrying amount and the expected credit loss segregated by stages are presented in the Note 14.
As of December 31, 2021, R$1,071,328 (December 31,2020 – R$593,673) from the total amount of available portfolio is presented as cash equivalents in the statements of cash flows.
b)    Securities sold under repurchase agreements

	2021	2020

National Treasury Bills (LTNs)	3,325,188	18,318,498
National Treasury Notes (NTNs)	10,098,672	13,497,944
Financial Treasury Bills (LFTs)	7,515,712	—
Debentures	553,953	22,902
Real Estate Receivable Certificates (CRI)	4,324,155	—
Financial credit bills (LF)	463,665	—
Total	26,281,345	31,839,344
As of December 31, 2021, securities sold under repurchase agreements were agreed with average interest rates of 9.14% p.a. (December 31, 2020 – 1.89% p.a.), with assets pledged as collateral.

XP Inc. and its subsidiaries Notes to consolidated financial statements December 31, 2021, 2020 and 2019 (In thousands of Brazilian Reais, unless otherwise stated)
7.    Securities

a)    Securities classified at fair value through profit and loss and at fair value through other comprehensive income are presented in the following table:

	2021		2020
	Gross carrying amount	Fair value	Gross carrying amount	Fair value

Financial assets (i)
At fair value through profit or loss
Available portfolio	56,899,391	56,985,365	49,157,111	49,590,013
Brazilian government bonds	15,577,753	15,582,410	30,752,903	31,129,671
Investment funds	28,520,788	28,520,788	11,216,914	11,221,774
Stocks issued by public-held company	4,768,724	4,768,724	3,802,610	3,802,470
Debentures	4,493,406	4,522,150	1,111,595	1,114,967
Structured transaction certificate	235,794	270,225	485,012	515,960
Bank deposit certificates (ii)	352,770	356,313	371,455	372,329
Agribusiness receivables certificates	573,374	579,224	359,607	363,721
Certificate of real estate receivable	568,347	575,717	97,606	96,930
Financial credit bills	663,236	669,819	81,465	82,209
Others (iv)	1,145,199	1,139,995	877,944	889,982
Investments held in trust accounts	1,194,590	1,194,590	—	—
US government bonds (iii)	1,194,590	1,194,590	—	—
Total	58,093,981	58,179,955	49,157,111	49,590,013

(i)
Financial assets include R$31,921,400 (December 31, 2020 – R$13,387,913) related to Specially Constituted Investment Fund (“FIE”) as presented in Note 23, out of which R$26,336,326 (December 31, 2020 – R$10,625,520) are Investments funds.

(ii)	Bank deposit certificates include R$194,892 (December 31, 2020 – R$111,927) presented as cash equivalents in the statements of cash flows.
(iii)
Related to investments received through IPO transactions derived by XPAC Acquisition Corp. These funds are restricted for use and may only be used for purposes of completing an initial business combination or redemption of public shares as set forth in XPAC Acquisition Corp. trust agreement.

(iv)	Mainly related to securities loaned.
b)    Securities at fair value through other comprehensive income are presented in the following table

	2021		2020
	Gross carrying amount	Fair value	Gross carrying amount	Fair value

Financial assets
At fair value through other comprehensive income (i)
National treasury bill	32,725,011	31,868,878	19,011,499	19,039,044
Bonds	458,755	463,499	—	—
Total	33,183,766	32,332,377	19,011,499	19,039,044

(i)
Includes expected credit losses in the amount of R$7,527 (December 31,2020 – R$8,855). The reconciliation of gross carrying amount and the expected credit loss segregated by stages are presented in the Note 14.

XP Inc. and its subsidiaries Notes to consolidated financial statements December 31, 2021, 2020 and 2019 (In thousands of Brazilian Reais, unless otherwise stated)
c)    Securities evaluated at amortized cost are presented in the following table:

	2021		2020
	Gross carrying amount	Book value	Gross carrying amount	Book value

Financial assets
At amortized cost (i)
Bonds	1,871,273	1,868,776	1,829,791	1,828,704
Rural product note	328,638	328,638	—	—
Debentures	41,393	41,393	—	—
Total	2,241,304	2,238,807	1,829,791	1,828,704

(i)
Include expected credit losses in the amount of R$2,497 (December 31,2020 – R$1,087). The reconciliation of gross carrying amount and the expected credit losses segregated by stages are presented in the Note 14.

d)    Securities on the financial liabilities classified at fair value through profit or loss are presented in the following table:

	2021		2020
	Gross carrying amount	Fair value	Gross carrying amount	Fair value

Financial liabilities
At fair value through profit or loss
Securities loaned	2,146,398	2,146,398	2,237,442	2,237,442
e)    Debentures designated at fair value through profit or loss are presented in the following table:
On May 6, 2021, XP Investimentos, issued non-convertible Debentures, in the aggregate amount of R$500,018, with the objective of funding the Group’s working capital for the construction of our new headquarters “Vila XP” at São Roque, State of São Paulo and designated this instrument as fair value through profit or loss in order to align it with the Group’s risk management and investment strategy. The principal amount is due on April 10, 2036. The accrued interest is payable every month from the issuance date and is calculated based on the IPCA (brazilian inflation index) plus 5%p.a.

	2021		2020
	Gross carrying amount	Fair value	Gross carrying amount	Fair Value

Financial liabilities
At fair value through profit or loss
Debentures	536,881	518,804	—	—
Unrealized gains/(losses) due to own credit risk for liabilities for which the fair value option has been elected are recorded in other comprehensive income. Gain/(losses) due to own credit risk were not material for the period ended of December 31, 2021.

XP Inc. and its subsidiaries Notes to consolidated financial statements December 31, 2021, 2020 and 2019 (In thousands of Brazilian Reais, unless otherwise stated)
Determination of own credit risk for items for which the fair value option was elected
The debenture’s own credit risk is calculated as the difference between its yield and its benchmark rate for similar Brazilian federal securities.
e.1)    Difference between aggregate fair value and aggregate remaining contractual principal balance outstanding
The following table reflects the difference between the aggregate fair value and the aggregate remaining contractual principal balance outstanding as of December 31, 2021 for instruments for which the fair value option has been elected.

			2021
	Contractual principal outstanding	Fair value	Fair value/(under) contractual principal outstanding
Long-term debt
Debentures	536,881	518,804	(18,077)
f)    Below is presented the securities classified by maturity:

	Assets		Liabilities
	2021	2020	2021	2020

Financial assets
At fair value through PL and at OCI
Current	47,431,624	34,572,107	2,146,398	2,237,442
Non-stated maturity	31,425,792	15,246,105	2,146,398	2,237,442
Up to 3 months	4,556,261	794,025	—	—
From 3 to 12 months	11,449,571	18,531,977	—	—

Non-current	43,088,235	34,065,805	518,804	—
After one year	43,088,235	34,065,805	518,804	—

Evaluated at amortized cost
Current	1,891,889	1,829,791	—	—
Up to 3 months	1,698,760	1,623,487	—	—
From 3 to 12 months	193,129	206,304	—	—

Non-current	349,415	—	—	—
After one year	349,415	—	—	—

Total	92,761,163	70,467,703	2,665,202	2,237,442
The reconciliation of expected loss to financial assets at amortized cost – securities segregated by stage according with to IFRS 9 is demonstrated in Note 14.
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

XP Inc. and its subsidiaries Notes to consolidated financial statements December 31, 2021, 2020 and 2019 (In thousands of Brazilian Reais, unless otherwise stated)
•    Forward - at the market quotation value, and the installments receivable or payable are prefixed to a future date, adjusted to present value, based on market rates published at B3.
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
Positions with derivative financial instruments as of December 31, 2021 and 2020 are shown below:

	2021
	Assets		Liabilities
	Fair value	Notional	Fair value	Notional

Options	6,570,325	371,849,357	8,112,055	311,295,196
Swaps	2,577,311	75,380,631	2,561,327	82,520,691
Forward contracts	1,601,167	88,107,328	1,057,426	44,968,097
Futures contracts	194,911	11,932,285	157,710	13,041,450
Others (i)	—	—	19,665	84,184
Total	10,943,714	547,269,601	11,908,183	451,909,618

	2020
	Assets		Liabilities
	Fair value	Notional	Fair value	Notional

Options	6,298,358	681,464,674	6,735,478	614,741,256
Swaps	777,816	5,578,227	870,393	6,143,671
Forward contracts	456,724	2,905,411	200,272	3,035,011
Futures contracts	26,535	43,100,609	13,221	44,981,642
Total	7,559,433	733,048,921	7,819,364	668,901,580

(i)	Related to Public Warrants and Private placement Warrants liabilities issued by XPAC Acquisition Corp.
Below is the composition of the Derivative financial instruments portfolio (assets and liabilities) by type of instrument, stated fair value and by maturity:

	2021
	Fair Value	%	Up to 3 months	From 4 to 12 months	Above 12 months

Assets
Swap contracts	2,577,311	14	73,016	259,300	2,244,995
Forward contracts	1,601,167	16	404,764	216,895	979,508
Future contracts	194,911	2	21,891	3,275	169,745
Options	6,570,325	68	1,474,816	2,281,088	2,814,421
Total	10,943,714	100	1,974,487	2,760,558	6,208,669

Liabilities
Options	8,112,055	69	1,941,553	1,937,725	4,232,777
Forward contracts	1,057,426	18	62,935	68,398	926,093
Future contracts	157,710	10	6	4,814	152,890
Swap contracts	2,561,327	3	113,754	240,005	2,207,568
Others (i)	19,665	—	19,665	—	—
Total	11,908,183	100	2,137,913	2,250,942	7,519,328

(i)	Related to Public Warrants and Private placement Warrants liabilities issued by XPAC Acquisition Corp.

XP Inc. and its subsidiaries Notes to consolidated financial statements December 31, 2021, 2020 and 2019 (In thousands of Brazilian Reais, unless otherwise stated)

	2020
	Fair value	%	Up to 3 months	From 4 to 12 months	Above 12 months

Assets
Swap contracts	777,816	10	35,241	206,921	535,654
Forward contracts	456,724	6	230,862	201,324	24,538
Future contracts	26,535	1	26,535	—	—
Options	6,298,358	83	2,327,062	2,351,285	1,620,011
Total	7,559,433	100	2,619,700	2,759,530	2,180,203

Liabilities
Options	6,735,478	87	2,152,890	2,378,689	2,203,899
Forward contracts	200,272	2	133,679	49,102	17,491
Future contracts	13,221	1	542	1,742	10,937
Swap contracts	870,393	10	99,249	213,532	557,612
Total	7,819,364	100	2,386,360	2,643,065	2,789,939

XP Inc. and its subsidiaries Notes to consolidated financial statements December 31, 2021, 2020 and 2019 (In thousands of Brazilian Reais, unless otherwise stated)
Derivatives financial instruments by index:

	2021		2020
	Notional	Fair Value	Notional	Fair Value

Swap Contracts
Asset Position
Interest	66,123,491	1,799,953	5,014,934	776,215
Foreign exchange	1,978,886	16,013	563,293	1,601
Share	7,278,254	761,345	—	—
Liability Position
Interest	75,207,636	(2,461,848)	6,143,671	(870,393)
Foreign exchange	5,888,850	(28,509)	—	—
Share	1,424,205	(70,970)	—	—
Forward Contracts
Asset Position
Foreign exchange	81,544,253	282,775	2,546,940	98,253
Share	4,603,031	412,097	325,519	325,519
Interest	906,295	906,295	32,952	32,952
Commodities	1,053,749	—	—	—
Liability Position
Foreign exchange	42,367,576	(139,642)	3,002,067	(167,328)
Interest	906,302	(906,302)	32,944	(32,944)
Share	11,482	(11,482)	—	—
Commodities	1,682,737	—	—	—
Future Contracts
Purchase commitments
Foreign exchange	155,487	194,911	—	—
Interest	11,629,715	—	43,100,609	26,535
Share	147,083	—	—	—
Commitments to sell
Interest	12,188,922	(157,710)	44,981,642	(13,221)
Foreign exchange	705,334	—	—	—
Share	147,083	—	—	—
Commodities	111	—	—	—
Options
Purchase commitments
Foreign exchange	25,973,934	2,248,675	—	—
Share	72,883,420	3,146,174	5,827,205	1,074,507
Interest	272,987,997	1,160,526	675,637,469	5,223,851
Commodities	4,006	14,950	—	—
Commitments to sell
Foreign exchange	24,541,428	(3,080,095)	—	—
Shares	13,690,202	(2,788,089)	9,229,113	(945,828)
Commodities	680,404	(113,875)	—	—
Interest	272,383,162	(2,129,996)	605,512,143	(5,789,650)
Others
Liability Position
Interest	84,184	(19,665)	—	—
Assets		10,943,714		7,559,433
Liabilities		(11,908,183)		(7,819,364)
Net		(964,469)		(259,931)

XP Inc. and its subsidiaries Notes to consolidated financial statements December 31, 2021, 2020 and 2019 (In thousands of Brazilian Reais, unless otherwise stated)
9.    Hedge accounting

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
The structures designed for interest rate and exchange rate categories taking into account total risk when there are compatible hedging instruments. In certain cases, management may decide to hedge a risk for the risk factor term and limit of the hedging instrument.
a)    Hedge of net investment in foreign operations
In the period ended December 31, 2021, the objective for the Group was to hedge the risk generated by the US$ variation from investments in our subsidiaries in the United States, XP Holdings International and XP Advisors Inc.
The Group has entered into forward contracts to protect against changes in future cash flows and exchange rate variation of net investments in foreign operations known as Non-Deliverable Forward (“NDF”) contracts.
The Group undertakes risk management through the economic relationship between hedge instruments and hedged items, in which it is expected that these instruments will move in opposite directions, in the same proportions, with the aim of neutralizing the risk factors.

	Hedged item			Hedge instrument
	Book Value		Variation in value recognized in Other comprehensive income	Notional value	Variation in the amounts used to calculate hedge ineffectiveness

Strategies	Assets	Liabilities
2021
Foreign exchange risk
Hedge of net investment in foreign operations	310,069	—	19,474	440,022	(18,758)
Total	310,069	—	19,474	440,022	(18,758)

2020
Foreign exchange risk
Hedge of net investment in foreign operations	245,986	—	52,299	349,218	349,218
Total	245,986	—	52,299	349,218	(60,563)

2019
Foreign exchange risk
Hedge of net investment in foreign operations	186,412	—	5,946	248,896	(7,133)
Total	186,412	—	5,946	248,896	(7,133)
b)    Fair value hedge
The Group’s fair value strategy consists of hedging the exposure to variation in fair value on the receipt, payment of interests and exchange variation on assets and liabilities.

XP Inc. and its subsidiaries Notes to consolidated financial statements December 31, 2021, 2020 and 2019 (In thousands of Brazilian Reais, unless otherwise stated)
The group applies fair value hedges as follows:
•Hedging the exposure of Fixed-Income securities carried out through structured operations certificates. The market risk hedge strategy involves avoiding temporary fluctuations in earnings arising from changes in the interest rate market in Brazil’s currency. Once this risk is offset, the Group seeks to index the portfolio to the CDI, through the use of derivatives (DI1 Futuro).
The hedge is contracted in order to neutralize the total exposure to the market risk of the fixed-income funding portfolio, excluding the portion of the fixed-income compensation represented by the credit spread of Banco XP S.A, seeking to obtain the closest match deadlines and volumes as possible.
•Hedging to protect the change in the fair value of the exchange risk of the component of future cash flows arising from the XP Inc bond issued (financial liability) recognized in the balance sheet of XP Inc in July 2021 by contracting derivatives (DI1 Futuro).
The effects of hedge accounting on the financial position and performance of the Group are presented below:

	Hedged item			Hedge instrument
	Book Value		Variation in value recognized in income	Notional value	Variation in the amounts used to calculate hedge ineffectiveness

Strategies	Assets	Liabilities
2021
Interest rate and foreign exchange risk
Hedge of securities	—	9,264,330	506,190	9,297,999	(495,191)
Total	—	9,264,330	506,190	9,297,999	(495,191)
	Hedged item			Hedge instrument
	Book Value		Variation in value recognized in income	Notional value	Variation in the amounts used to calculate hedge ineffectiveness

Strategies	Assets	Liabilities
2020
Interest rate and foreign exchange risk
Hedge of securities	—	2,178,459	(47,923)	2,188,732	46,795
Total	—	2,178,459	(47,923)	2,188,732	46,795
The hedge ineffectiveness recognized in statements of income are presented below:

	2021
	Notional amount	Book value (i)		Variation in fair value used to calculate hedge ineffectiveness	Hedge ineffectiveness recognized in income
Hedge Instruments		Assets	Liabilities
Interest rate risk
Futures	8,861,195	—	8,830,343	(491,649)	10,995
Foreign exchange risk
Futures	876,826	310,069	433,987	(22,300)	720

	2020
	Notional amount	Book value (i)		Variation in fair value used to calculate hedge ineffectiveness	Hedge ineffectiveness recognized in income
Hedge Instruments		Assets	Liabilities

Interest rate risk
Futures	2,188,732	—	2,178,459	46,795	(1,128)

(i)	Amounts recorded within financial statement line “Derivative financial instruments.” See Note 8.

XP Inc. and its subsidiaries Notes to consolidated financial statements December 31, 2021, 2020 and 2019 (In thousands of Brazilian Reais, unless otherwise stated)
The table below presents, for each strategy, the notional amount and the fair value adjustments of hedge instruments and the book value of the hedged item:

	December 31, 2021			December 31, 2020			December 31, 2019
Strategies	Hedge instruments		Hedge item	Hedge instruments		Hedge item	Hedge instruments		Hedge item
	Notional amount	Fair value adjustments	Book value	Notional amount	Fair value adjustments	Book value	Notional amount	Fair value adjustments	Book value

Hedge of Fair Value	9,297,999	(495,191)	506,190	2,188,732	(47,923)	46,795	—	—	—
Hedge of net investment in foreign operations	440,022	(18,758)	19,474	349,218	(60,563)	52,299	248,896	5,946	(7,133)
Total	9,738,021	(513,949)	525,664	2,537,950	(108,486)	99,094	248,896	5,946	(7,133)
The table below shows the breakdown notional value by maturity of the hedging strategies:

	2021
	0-1 year	1-2 years	2-3 years	3-4 years	4-5 years	5-10 years	Total

Hedge of Fair Value	136,636	276,219	478,745	972,199	4,510,125	2,924,075	9,297,999
Hedge of net investment in foreign operations	384,217	—	—	55,805	—	—	440,022
Total	520,853	276,219	478,745	1,028,004	4,510,125	2,924,075	9,738,021

	2020
	0-1 year	1-2 years	2-3 years	3-4 years	4-5 years	5-10 years	Total
Hedge of Fair Value	1,977	13,375	94,099	44,843	672,978	1,361,460	2,188,732
Hedge of net investment in foreign operations	—	—	146,547	202,671	—	—	349,218
Total	1,977	13,375	240,646	247,514	672,978	1,361,460	2,537,950

	2019
	0-1 year	1-2 years	2-3 years	3-4 years	4-5 years	5-10 years	Total
Hedge of net investment in foreign operations	7,658	—	—	91,698	149,540	—	248,896
Total	7,658	—	—	91,698	149,540	—	248,896
10.    Loan operations

Following are the breakdown of the carrying amount of loan operations by class, sector of debtor, maturity and concentration:

Loans by type	2021	2020

Pledged asset loan
Retail	7,296,172	2,698,018
Corporate	1,887,649	946,008
Credit card	2,605,598	51,270
Non-pledged loan
Retail	117,032	116,978
Corporate	937,586	113,155
Total Loans operations	12,844,037	3,925,429
Expected Credit Loss (Note 14(b))	(24,410)	(7,101)
Total loans operations, net of Expected Loss	12,819,627	3,918,328

XP Inc. and its subsidiaries Notes to consolidated financial statements December 31, 2021, 2020 and 2019 (In thousands of Brazilian Reais, unless otherwise stated)

By maturity	2021	2020

Due in 3 months or less	2,539,387	160,918
Due after 3 months through 12 months	2,081,563	580,183
Due after 12 months	8,223,087	3,184,328
Total Loans operations	12,844,037	3,925,429

By concentration	2021	2020

Largest debtor	227,229	150,040
10 largest debtors	1,162,802	726,904
20 largest debtors	1,721,591	1,043,583
50 largest debtors	2,793,814	1,521,310
100 largest debtors	3,899,644	1,885,614
XP Inc offers loan products through Banco XP to its customers. The loan products offered to its customers are fully collateralized by customers’ investments on XP platform and credit product strictly related to investments in structured notes, in which the borrower is able to operate leveraged, retaining the structured note itself as guarantee for the loan.
Certain loans operations originated by the collateralized credit have insignificant risk of loss, which resulted in no expected credit loss being recognized in accordance with the Group's expected credit loss model at December 31, 2020 for financial assets with a book value of R$297,443. At December 31, 2021 expected credit losses were recognized in relation to all financial assets.
The reconciliation of gross carrying amount and the expected credit loss in loan operations segregated by stage according with IFRS 9 is included in Note 14. These stages are periodically reassessed in accordance with XP Inc.’s credit risk policy.
11.    Accounts receivable

	2021	2020

Customers (a)	419,532	455,253
Dividends and interest receivable on equity capital - Funds	3,593	6,393
Other (b)	52,492	51,131
(-) Expected credit losses on accounts receivable (Note 14(b))	(6,531)	(6,418)
Total	469,086	506,359

(a)	Refers to receivables from management fee arising from the distribution of funds and amounts receivable related to service provision, which have an average term of 30 days. There is no concentration on the balances receivable as of December 31, 2021 and 2020.
(b)	Mainly related to accounts receivable from B3.
The reconciliation of gross carrying amount and the expected credit loss in Accounts receivable segregated by stage according with IFRS 9 is included in Note 14.

XP Inc. and its subsidiaries Notes to consolidated financial statements December 31, 2021, 2020 and 2019 (In thousands of Brazilian Reais, unless otherwise stated)
12.    Recoverable taxes

	2021	2020

Prepayments of income taxes (IRPJ and CSLL)	146,636	122,070
Contributions over revenue (PIS and COFINS)	5,654	3,993
Other recoverable taxes (i)	1,026	1,560
Total	153,316	127,623

Current	153,316	127,623
Non-current	—	—

(i)	The amount refers to taxes on services - ISS of R$1,002 (2020– R$979), value added taxes – VAT of nil (2020 –R$581) and Contributions for Social Security - INSS of R$24 (2020–nil).
13.    Prepaid expenses

	2021	2020

Commissions and premiums paid in advance (a)	3,737,354	1,314,771
Marketing expenses	28,147	28,056
Services paid in advance	41,990	6,245
Other expenses paid in advance	175,259	44,465
Total	3,982,750	1,393,537

Current	251,973	283,183
Non-current	3,730,777	1,110,354

(a)	Mostly comprised by long term investment programs implemented by XP CCTVM through its network of IFAs. These commissions and premiums paid are recognized at the signing date of each contract and are amortized in the statement of income of the Group, linearly, according to the investment term period.

XP Inc. and its subsidiaries Notes to consolidated financial statements December 31, 2021, 2020 and 2019 (In thousands of Brazilian Reais, unless otherwise stated)
14.    Expected Credit Losses on Financial Assets and Reconciliation of carrying amount

a)    Reconciliation of carrying amount of Financial Assets
It is presented below the reconciliation by stage of gross carrying amount of Financial assets through other comprehensive income and Financial assets measured at amortized cost – that have their ECLs (Expected Credit Losses) measured using the three stage model and the low credit risk simplification.

Stage 1	Balance at December 31, 2020	Acquisition / (Settlements)	Transfer to stage 2	Transfer to stage 3	Cure from stage 2	Cure from stage 3	Closing balance December 31, 2021

Financial assets at fair value through other comprehensive income
Securities	19,047,899	13,292,005	—	—	—	—	32,339,904
Financial assets amortized cost
Securities	1,829,791	411,513	—	—	—	—	2,241,304
Securities purchased under agreements to resell	6,627,779	2,269,321	—	—	—	—	8,897,100
Loans and credit card operations	3,599,808	9,013,279	(667,692)	(3,494)	211,648	—	12,153,549
Total on-balance exposures	31,105,277	24,986,118	(667,692)	(3,494)	211,648	—	55,631,857
Off-balance exposures (credit card limits)	—	1,334,467	(59,408)	(5)	32,932	—	1,307,986
Total exposures	31,105,277	26,320,585	(727,100)	(3,499)	244,580	—	56,939,843

Stage 2	Balance at December 31, 2020	Acquisition / (Settlements)	Transfer to stage 1	Transfer to stage 3	Cure from stage 1	Cure from stage 3	Closing balance December 31, 2021

Financial assets amortized cost
Loans and credit card operations	325,621	(94,671)	(211,648)	—	667,692	—	686,994
Total on-balance exposures	325,621	(94,671)	(211,648)	—	667,692	—	686,994
Off-balance exposures (credit card limits)	35,810	(2,878)	(32,932)	—	59,408	—	59,408
Total exposures	361,431	(97,549)	(244,580)	—	727,100	—	746,402

Stage 3	Balance at December 31, 2020	Acquisition / (Settlements)	Transfer to stage 1	Transfer to stage 2	Cure from stage 1	Cure from stage 2	Closing balance December 31, 2021

Financial assets amortized cost
Loans and credit card operations	—	—	—	—	3,494	—	3,494
Total on-balance exposures	—	—	—	—	3,494	—	3,494
Off-balance exposures (credit card limits)	—	—	—	—	5	—	5
Total exposures	—	—	—	—	3,499	—	3,499

Consolidated Stages	Balance at December 31, 2020	Derecognition	Purchases / (Settlements)	Closing balance December 31, 2021

Financial assets at fair value through other comprehensive income
Securities	19,047,899	—	13,292,005	32,339,904
Financial assets amortized cost
Securities	1,829,791	—	411,513	2,241,304
Securities purchased under agreements to resell	6,627,779	—	2,269,321	8,897,100
Loans and credit card operations	3,925,429	—	8,918,608	12,844,037
Total on-balance exposures	31,430,898	—	24,891,447	56,322,345
Off-balance exposures (credit card limits)	35,810	—	1,331,589	1,367,399
Total exposures	31,466,708	—	26,223,036	57,689,744

XP Inc. and its subsidiaries Notes to consolidated financial statements December 31, 2021, 2020 and 2019 (In thousands of Brazilian Reais, unless otherwise stated)

Stage 1	Balance at December 31, 2019	Acquisition / (Settlements)	Transfer to stage 2	Transfer to stage 3	Cure from stage 2	Cure from stage 3	Closing balance December 31, 2020

Financial assets at fair value through other comprehensive income
Securities	2,616,118	16,431,781	—	—	—	—	19,047,899
Financial assets amortized cost
Securities	2,266,971	(437,180)	—	—	—	—	1,829,791
Securities purchased under agreements to resell	9,490,090	(2,862,311)	—	—	—	—	6,627,779
Loans and credit card operations	—	3,599,808	—	—	—	—	3,599,808
Total on-balance exposures	14,373,179	16,732,098	—	—	—	—	31,105,277
Total exposures	14,373,179	16,732,098	—	—	—	—	31,105,277

Stage 2	Balance at December 31, 2019	Acquisition / (Settlements)	Transfer to stage 1	Transfer to stage 3	Cure from stage 1	Cure from stage 3	Closing balance December 31, 2020

Financial assets amortized cost
Loans and credit card operations	—	325,621	—	—	—	—	325,621
Total on-balance exposures	—	325,621	—	—	—	—	325,621
Off-balance exposures (credit card limits)	—	35,810					35,810
Total exposures	—	361,431	—	—	—	—	361,431

Consolidated Stages	Balance at December 31, 2019	Derecognition	Purchases / (Settlements)	Closing balance December 31, 2020

Financial assets at fair value through other comprehensive income
Securities	2,616,118	—	16,431,781	19,047,899
Financial assets amortized cost
Securities	2,266,971	—	(437,180)	1,829,791
Securities purchased under agreements to resell	9,490,090	—	(2,862,311)	6,627,779
Loans and credit card operations	—	—	3,925,429	3,925,429
Total on-balance exposures	14,373,179	—	17,057,719	31,430,898
Off-balance exposures (credit card limits)	—	—	—	35,810
Total exposures	14,373,179	—	17,057,719	31,466,708
As of December 31, 2020, XP Group does not have financial assets classified as a Stage 3.
The following table presents the gross carrying amount of Financial assets measured at amortized cost that have their ECLs measured using the simplified approach:

Operations	2021	2020

Financial assets amortized cost
Securities trading and intermediation	1,487,639	1,107,051
Accounts Receivable	475,617	512,777
Other financial assets	511,181	73,466
Total	2,474,437	1,693,294

XP Inc. and its subsidiaries Notes to consolidated financial statements December 31, 2021, 2020 and 2019 (In thousands of Brazilian Reais, unless otherwise stated)
b)    Expected credit loss
The table below presents the changes in ECLs, measured according three stage model, for assets classified as Financial assets through other comprehensive income –and Financial assets measured at amortized cost in the period ended December 31, 2021 and December 31, 2020, segregated by stages:

Stage 1	ECL at December 31, 2020	Increase / (Reversal)	Transfer to stage 2	Transfer to stage 3	Cure from stage 2	Cure from stage 3	ECL at December 31, 2021

Financial assets at fair value through other comprehensive income
Securities	8,855	(1,328)	—		—	—	7,527
Financial assets amortized cost
Securities	1,087	1,410	—	—	—	—	2,497
Securities purchased under agreements to resell	370	2,199	—	—	—	—	2,569
Loans and credit card operations	5,648	17,207	(6,926)	(2,197)	225	—	13,957
Total on-balance exposures	15,960	19,488	(6,926)	(2,197)	225	—	26,550
Off-balance exposures (credit card limits)	—	1,014	(288)	—	—	—	726
Total exposures	15,960	20,502	(7,214)	(2,197)	225	—	27,276

Stage 2	ECL at December 31, 2020	Increase / (Reversal)	Transfer to stage 1	Transfer to stage 3	Cure from stage 1	Cure from stage 3	ECL at December 31, 2021

Financial assets amortized cost
Loans and credit card operations	1,453	(912)	(225)	—	6,926	—	7,242
Total on-balance exposures	1,453	(912)	(225)	—	6,926	—	7,242
Off-balance exposures (credit card limits)	—	—	—	—	288	—	288
Total exposures	1,453	(912)	(225)	—	7,214	—	7,530

Stage 3	ECL at December 31, 2020	Increase / (Reversal)	Transfer to stage 1	Transfer to stage 2	Cure from stage 1	Cure from stage 2	ECL at December 31, 2021

Financial assets amortized cost
Loans and credit card operations	—	—	—	—	2,197	—	2,197
Total on-balance exposures	—	—	—	—	2,197	—	2,197
Total exposures	—	—	—	—	2,197	—	2,197

Consolidated Stages	ECL at December 31, 2020	Derecognition	Increase / (Reversal)	ECL at December 31, 2021

Financial assets at fair value through other comprehensive income
Securities	8,855	—	(1,328)	7,527
Financial assets amortized cost
Securities	1,087	—	1,410	2,497
Securities purchased under agreements to resell	370	—	2,199	2,569
Loans and credit card operations	7,101	—	16,295	23,396
Total on-balance exposures	17,413	—	18,576	35,989
Off-balance exposures (credit card limits)	—	—	1,014	1,014
Total exposures	17,413	—	19,590	37,003

XP Inc. and its subsidiaries Notes to consolidated financial statements December 31, 2021, 2020 and 2019 (In thousands of Brazilian Reais, unless otherwise stated)

Stage 1	ECL at December 31, 2019	Increase / (Reversal)	Transfer to stage 2	Transfer to stage 3	Cure from stage 2	Cure from stage 3	ECL at December 31, 2020

Financial assets at fair value through other comprehensive income
Securities	—	8,855	—	—	—	—	8,855
Financial assets amortized cost			—	—	—	—
Securities	—	1,087	—	—	—	—	1,087
Securities purchased under agreements to resell	—	370	—	—	—	—	370
Loans and credit card operations	2	5,646	—	—	—	—	5,648
Total on-balance exposures	2	15,958	—	—	—	—	15,960
Total exposures	2	15,958	—	—	—	—	15,960

Stage 2	ECL at December 31, 2019	Increase / (Reversal)	Transfer to stage 1	Transfer to stage 3	Cure from stage 1	Cure from stage 3	ECL at December 31, 2020

Financial assets amortized cost
Loans and credit card operations	—	1,453	—	—	—	—	1,453
Total on-balance exposures	—	1,453	—	—	—	—	1,453
Total exposures	—	1,453	—	—	—	—	1,453

Consolidated Stages	ECL at December 31, 2019	Derecognition	Increase / (Reversal)	ECL at December 31, 2020

Financial assets at fair value through other comprehensive income
Securities	—	—	8,855	8,855
Financial assets amortized cost
Securities	—	—	1,087	1,087
Securities purchased under agreements to resell	—	—	370	370
Loans and credit card operations	2	—	7,099	7,101
Total on-balance exposures	2	—	17,411	17,413
Total exposures	2	—	17,411	17,413
The table below presents the ECLs for the financial assets measured according to simplified approach in the period ended December 31, 2021 and December 31, 2020:

Expected Credit Losses	2021	2020

Financial assets amortized cost
Securities trading and intermediation	81,988	55,485
Accounts Receivable	6,531	6,418
Other financial assets	49,666	3,312
Total	138,185	65,215

XP Inc. and its subsidiaries Notes to consolidated financial statements December 31, 2021, 2020 and 2019 (In thousands of Brazilian Reais, unless otherwise stated)
c)    Expected credit losses segregated by products
It is presented below the expected credit losses for 2021 and 2020, segregated by the products:

Expected Credit Losses	2021	2020

Financial assets at fair value through other comprehensive income	7,527	8,855
Securities	7,527	8,855
Financial assets amortized cost	166,647	73,773
Securities	2,497	1,087
Securities purchased under agreements to resell	2,569	370
Loans and credit card operations	23,396	7,101
Securities trading and intermediation	81,988	55,485
Accounts Receivable	6,531	6,418
Other financial assets	49,666	3,312
Total losses for exposures	174,174	82,628
Off-balance exposures (credit card limits)	1,014	—
Total exposures	175,188	82,628
15.    Investments in associates and joint ventures

Set out below are the associates and joint ventures of the Group as of December 31, 2021 and 2020.

Entity	2020	Equity	Equity in earnings	Other comprehensive income	Goodwill (i)	2021

Equity-accounted method
Associates (ii.a)	697,924	33,036	(5,862)	(20,641)	86,287	790,744
Joint ventures (ii.b)	1,983	—	(1,848)	1,062	—	1,197
Measured at fair value
Associates (iii)	—	1,174,133	47,291	—	—	1,221,424
Total	699,907	1,207,169	39,581	(19,579)	86,287	2,013,365

Entity	2019	Equity	Equity in earnings	Other comprehensive income	Goodwill (i)	2020
Associates (ii.a)	—	75,093	1,639	(56)	621,248	697,924
Joint ventures (ii.b)	—	2,335	(777)	17	408	1,983
Total	—	77,428	862	(39)	621,656	699,907

(i)	Related to the acquisitions of associates and joint ventures. The goodwill recognized includes the value of expected synergies arising from the investments and includes an element of contingent consideration.
(ii)
At December 31, 2021, include interest in total and voting capital of the following companies: (a) Associates - Wealth High Governance Holding de Participações S.A. (49.9% total and voting capital at December 31,2021 and December 31, 2020); O Primo Rico Mídia, Educacional e Participações Ltda. (29.3% total and voting capital at December 31, 2021 and 20% at December 31, 2020); NK112 Empreendimentos e Participações S.A. (49.9% total and voting capital at December 31, 2021) (b) Joint ventures - Du Agro Holdings S.A. (49% total and voting capital at December 31, 2021 and December 31, 2020).

(iii)	As mentioned in Note 2 (iv) and Note 5 (c) (b), the Group measured the investments held through XP FIP Managers at fair value. The fair value of investments is presented in the statements of income as Net income from financial instruments at fair value through profit or loss.

XP Inc. and its subsidiaries Notes to consolidated financial statements December 31, 2021, 2020 and 2019 (In thousands of Brazilian Reais, unless otherwise stated)
16.    Property, equipment, intangible assets and leases

(a)    Property and equipment

	Data processing system	Furniture and equipment	Security systems	Facilities	Fixed assets in progress	Vehicle	Total

Balance as of January 1, 2019	28,771	21,641	2,553	46,162	—	—	99,127
Additions	15,039	9,942	664	22,315	24,539	—	72,499
Write-offs	(304)	(2,047)	—	(6,112)	—	—	(8,463)
Transfers	—	2,409	—	22,130	(24,539)	—	—
Depreciation in the year	(9,059)	(4,189)	(1,673)	(5,778)	—	—	(20,699)
Balance as of December 31, 2019	34,447	27,756	1,544	78,717	—	—	142,464
Cost	62,235	38,086	7,716	84,726	—	—	192,763
Accumulated depreciation	(27,788)	(10,330)	(6,172)	(6,009)	—	—	(50,299)

Balance as of January 1, 2020	34,447	27,756	1,544	78,717	—	—	142,464
Additions	15,457	5,539	1,239	2,650	120,279	—	145,164
Write-offs	(2,432)	(6,191)	(535)	(41,376)	(963)	—	(51,497)
Transfers	(2,411)	516	(820)	14,279	(17,706)	—	(6,142)
Depreciation in the year	(11,179)	(5,004)	(425)	(9,349)	—	—	(25,957)
as of December 31, 2020	33,882	22,616	1,003	44,921	101,610	—	204,032
Cost	53,871	32,592	2,158	54,890	101,610	—	245,121
Accumulated depreciation	(19,989)	(9,976)	(1,155)	(9,969)	—	—	(41,089)

Balance as of January 1, 2021	33,882	22,616	1,003	44,921	101,610	—	204,032
Additions	37,469	93	229	4	63,250	34,399	135,444
Write-offs	(298)	(728)	(170)	(375)	(729)	—	(2,300)
Transfers	5	(15)	15	—	—	—	5
Foreign Exchange	(31)	245	(327)	3	—	—	(110)
Depreciation in the year	(13,096)	(3,990)	(60)	(5,353)	(35)	(573)	(23,107)
Balance as of December 31, 2021	57,931	18,221	690	39,200	164,096	33,826	313,964
Cost	89,376	31,813	1,584	54,535	164,096	34,399	375,803
Accumulated depreciation	(31,445)	(13,592)	(894)	(15,335)	—	(573)	(61,839)

XP Inc. and its subsidiaries Notes to consolidated financial statements December 31, 2021, 2020 and 2019 (In thousands of Brazilian Reais, unless otherwise stated)
(b)    Intangible assets

	Software	Goodwill	Customer list	Trademarks	Other intangible Assets	Total

Balance as of January 1, 2019	38,771	382,500	41,544	19,223	22,877	504,915
Additions	51,348	—	27,000	—	10,601	88,949
Write-offs	(2,283)	—	—	(33)	(466)	(2,782)
Amortization in the year	(21,526)	—	(7,945)	(2,702)	(5,457)	(37,630)
Balance as of December 31, 2019	66,310	382,500	60,599	16,488	27,555	553,452
Cost	104,270	382,500	105,977	22,239	39,823	654,809
Accumulated amortization	(37,960)	—	(45,378)	(5,751)	(12,268)	(101,357)

Balance as of January 1, 2020	66,310	382,500	60,599	16,488	27,555	553,452
Additions	117,129	—	1,188	—	28,051	146,368
Business combination (Note 5(ii))	8,143	91,866	2,181	3,314	—	105,504
Write-offs	(22,064)	—	—	—	—	(22,064)
Transfers	2,857	—	—	—	3,285	6,142
Amortization in the year	(57,222)	—	(5,683)	(9,054)	(3,881)	(75,840)
Balance as of December 31, 2020	115,153	474,366	58,285	10,748	55,010	713,562
Cost	219,029	474,366	76,050	52,616	55,010	877,071
Accumulated amortization	(103,876)	—	(17,765)	(41,868)	—	(163,509)

Balance as of January 1, 2021	115,153	474,366	58,285	10,748	55,010	713,562
Additions	146,761	—	40,000	—	30,808	217,569
Business Combination	1,734	68,379	—	485	—	70,598
Write-offs	(13,536)	—	—	(1,000)	(2,675)	(17,211)
Transfers	51,994	—	—	485	(52,484)	(5)
Foreign Exchange	(971)	—	—	341	204	(426)
Amortization in the year	(148,803)	—	(5,796)	(8,492)	(21)	(163,112)
Balance as of December 31, 2021	152,332	542,745	92,489	2,567	30,842	820,975
Cost	303,724	542,745	116,050	88,877	30,918	1,082,314
Accumulated amortization	(151,392)	—	(23,561)	(86,310)	(76)	(261,339)
(c)    Impairment test for goodwill
Given the interdependency of cash flows and the merger of business practices, all Group’s entities are considered a single cash generating unit (“CGU”) and, therefore, a goodwill impairment test is performed at the single operating level. Therefore, the carrying amount considered for the impairment test represents the Company’s equity.
The Group tests whether goodwill has suffered any impairment on an annual basis or more frequently if there is an impairment indicator. For the years ended December 31, 2021 and 2020, the recoverable amount of the single CGU was determined based on value-in-use calculations which require the use of assumptions. The calculations use cash flow projections based on financial budgets approved by management covering a four-year period.
Cash flows beyond the four-year period are extrapolated using the estimated growth rates, which are consistent with forecasts included in industry reports specific to the industry in which the Group operates.
The Group performed its annual impairment test as of December 31, 2021 and 2020 which did not result in the need to recognize impairment losses on the carrying value of goodwill.

XP Inc. and its subsidiaries Notes to consolidated financial statements December 31, 2021, 2020 and 2019 (In thousands of Brazilian Reais, unless otherwise stated)
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
Discount rates represent the current market assessment of the risks specific to the Group, taking into consideration the time value of the money and risks of the underlying assets that have not been incorporated in the cash flow estimates. The discount rate calculation is based on the specific circumstances of the Group and is derived from its weighted average cost of capital (WACC). The WACC taking into account both debt and equity. The cost of equity is derived from the expected return on investment by the Group’s investors. The cost of debt is based on the interest-bearing borrowings the Group has. Adjustments to the discount rate are made to factor in the specific amount and timing of the future tax flows in order to reflect a pre-tax discount rate. The average pre-tax discount rate applied to cash flow projections is 9.82% (December 31, 2020 – 10.47%).

XP Inc. and its subsidiaries Notes to consolidated financial statements December 31, 2021, 2020 and 2019 (In thousands of Brazilian Reais, unless otherwise stated)
d)    Leases
Set out below, are the carrying amounts of the Group’s right-of-use assets and lease liabilities and the movements during the period:

	Right-of-use assets	Lease liabilities

As of January 1, 2020	227,478	255,406
Additions (i)	62,003	55,820
Depreciation expense	(41,465)	—
Write-offs	(78,321)	(78,321)
Interest expense	—	19,456
Revaluation	(9,115)	(10,050)
Impairment	422	—
Effects of exchange rate	22,132	23,610
Payment of lease liabilities	—	(57,473)
As of December 31, 2020	183,134	208,448

Current	—	34,019
Non-current	183,134	174,429

As of January 1, 2021	183,134	208,448
Additions (i)	116,248	116,248
Depreciation expense	(45,511)	—
Write-offs	(856)	—
Interest expense	—	17,488
Revaluation	25,305	24,234
Effects of exchange rate	6,189	7,486
Payment of lease liabilities	—	(55,349)
As of December 31, 2021	284,509	318,555

Current	—	71,925
Non-current	284,509	246,630

(i)	Additions to right-of-use assets in the period include prepayments to lessors and accrued liabilities.
The Group recognized rent expense from short-term leases and low-value assets of R$1,021 for the period ended December 31, 2021 (R$1,910 – December 31, 2020). The total rent expense of R$17,795 (R$9,615 – December 31, 2020), includes other expenses related to leased offices such as condominiums.

XP Inc. and its subsidiaries Notes to consolidated financial statements December 31, 2021, 2020 and 2019 (In thousands of Brazilian Reais, unless otherwise stated)
17.    Financing instruments payable

	2021	2020

Market funding operations (a)	20,122,206	5,216,599
Deposits	9,898,630	3,021,751
Demands deposits	229,691	44,536
Time deposits	9,662,694	2,977,215
Interbank deposits	6,245	—
Financial bills	2,587,738	16,389
Structured operations certificates	7,635,838	2,178,459
Debt securities (b)	4,306,880	335,250
Debentures	169,094	335,250
Bond	4,137,786	—
Total	24,429,086	5,551,849

Current	8,018,854	2,731,816
Non-Current	16,410,232	2,820,033
(a)    Maturity

Maturity - 2021
Class	Within 30 days	From 31 to 60 days	From 61 to 90 days	From 91 to 180 days	From 181 to 360 days	After 360 days	Total
Demand deposits	229,691	—	—	—	—	—	229,691
Time deposits	751,676	520,694	712,092	3,231,965	2,341,770	2,104,497	9,662,694
Interbank deposits	—	3,125	—	—	—	3,120	6,245
Financial bills	—	—	—	10,945	6,164	2,570,629	2,587,738
Structured operations certificates	1,510	3,940	5,428	9,120	21,640	7,594,200	7,635,838
Total	982,877	527,759	717,520	3,252,030	2,369,574	12,272,446	20,122,206

Maturity – 2020
Class	Within 30 days	From 31 to 60 days	From 61 to 90 days	From 91 to 180 days	From 181 to 360 days	After 360 days	Total
Demand deposits	44,536	—	—	—	—	—	44,536
Time deposits	67,501	1,185	57,781	191,886	2,161,762	497,100	2,977,215
Financial bills	—	—	—	—	—	16,389	16,389
Structured operations certificates	—	—	—	945	1,489	2,176,025	2,178,459
Total	112,037	1,185	57,781	192,831	2,163,251	2,689,514	5,216,599
(b)    Debt securities
The total balance is comprised of the following issuances:

		2021			2020
		Up to 1 year	1-5 years	Total	Up to 1 year	1-5 years	Total

Bonds (i)	Fixed rate	—	4,137,786	4,137,786	—	—	—
Debentures (ii)	Fixed rate / Variable Rate	169,094	—	169,094	204,731	130,519	335,250
Total		169,094	4,137,786	4,306,880	204,731	130,519	335,250
Current				169,094			204,731
Non- Current				4,137,786			130,519

XP Inc. and its subsidiaries Notes to consolidated financial statements December 31, 2021, 2020 and 2019 (In thousands of Brazilian Reais, unless otherwise stated)
(i)    XP Inc Bonds
On July 1, 2021, XP Inc. concluded the issuance of a gross of US$750 million senior unsecured notes with net proceeds of US$739 million (R$3,697 million) with maturity on July 1, 2026 and bear interest at the rate of 3.250% per year and will be guaranteed by XP Investimentos S.A.
(ii)    Debentures
The principal amount and accrued interest payables related to the issuance are as follow: (i) for the principal amount, 50% was due and paid on May 15, 2021 and the remaining balance on the maturity date of May 15, 2022, and (ii) the accrued interest is payable every 12 months from the issuance date. The annual rate is 107.5% CDI with a unit value at in the period ended of R$505,680.
Debentures are subject to financial covenants, which have certain performance conditions. The Group has complied with these covenants throughout the reporting period (Note 36 (ii)).
(iii)    XP Energy issuance
a.    Promissory Note
On September 9, 2021, XP Energia, a group’s subsidiary, issued the first promissory note with the objective of funding the Group’s working capital and treasury investments related to wholesale electricity trade business. The principal amount of R$80,000 is due and payable on the maturity date of September 4, 2022, and the interest rate is CDI + 3.5% pre-fixed rate annually payable. On December 31, 2021 the total amount was R$82,608, which is hold by entities within the Group and as such is not included in the consolidated financial statement.
b.    Debentures
On December 8, 2021, XP Energia issued non-convertible Debentures in the amount of R$90,000. The Debentures series has a maximum authorized issuance up to R$1,500,000. The objective is to fund the Group’s working capital and treasury investments related to wholesale electricity trade business. The principal amount is due and will be paid on the maturity date of December 8, 2023. The interest rate is CDI+2.5% pre-fixed rate annually payable. On December 31, 2021 the total amount is R$90,679, which is hold by entities within the Group and as such is not included in the consolidated financial statement.
18.    Securities trading and intermediation

Represented by operations at B3 on behalf of and on account of third parties, with liquidation operating cycle between D+1 and D+3.

	2021	2020

Cash and settlement records	107,246	18,128
Debtors pending settlement	1,380,393	1,088,923
(-) Expected losses on Securities trading and intermediation (a)	(81,988)	(55,485)
Total Assets	1,405,651	1,051,566

Cash and settlement records	365,700	59,712
Creditors pending settlement	15,231,855	20,243,409
Total Liabilities	15,597,555	20,303,121

(a)	The reconciliation of gross carrying amount and the expected loss segregated by stage according to IFRS 9 is included in Note 14.

XP Inc. and its subsidiaries Notes to consolidated financial statements December 31, 2021, 2020 and 2019 (In thousands of Brazilian Reais, unless otherwise stated)
19.    Borrowings

	Interest rate %	Maturity	2021	2020

Bank borrowings – domestic (i)	113% of CDI(*)	March 2021	—	10,523
Related parties				10,523
Financial institution (iii)	0.813%	May 2022	1,651,871	—
Financial institution (ii)	CDI (*)+ 0.774%	April 2023	276,911	273,564
Third parties			1,928,782	273,564
Total borrowings			1,928,782	284,087

Current			1,661,067	17,637
Non-current			267,715	266,450

(*)	Brazilian Interbank Offering Rate (CDI).
(i)	Loan agreement with Itaú Unibanco that was fully paid on March 8, 2021.
(ii)	Loan agreement entered into on March 28, 2018 with the International Finance Corporation (IFC). The principal amount is due on the maturity date and accrued interests payable at every six months.
(iii)	Loan agreement with Banco Nacional de México.
Some of the obligations above contain financial covenants, which have certain performance conditions. The Group has complied with these covenants throughout the reporting period (Note 36 (ii)).
20.    Other financial assets and financial liabilities

(a)    Other financial assets

	2021	2020

Foreign exchange portfolio	331,563	43,129
Receivables from IFAs	177,895	27,377
Other financial assets	1,723	2,777
(-) Expected losses on other financial assets (i)	(49,666)	(3,312)
Total	461,515	69,971

Current	331,563	43,129
Non-current	129,952	26,842

(i)	The reconciliation of gross carrying amount and the expected loss according to IFRS 9 is presented in Note 14.

XP Inc. and its subsidiaries Notes to consolidated financial statements December 31, 2021, 2020 and 2019 (In thousands of Brazilian Reais, unless otherwise stated)
(b)    Other financial liabilities

	2021	2020

Foreign exchange portfolio	425,409	70,208
Structured financing (i)	2,415,400	874,771
Credit cards operations	2,522,833	50,727
Contingent consideration (ii)	743,443	462,000
Commitments subject to possible redemption (iii)	1,080,721	—
Lease liabilities	318,555	208,448
Others	174,111	40,078
Total	7,680,472	1,706,232

Current	5,860,674	1,244,232
Non-current	1,819,798	462,000

(i)	Financing for maintenance of financial assets required to perform financial transactions.
(ii)
Contractual contingent considerations mostly associated with the acquisition of participations (Note 15). The maturity of the total contingent consideration payment is up to 6 years and the contractual maximum amount payable is R$878,506 (the minimum amount is zero). In December 31, 2021, the total amount include R$216,666 of contingent consideration derived by our acquisitions (Note 5.ii.b).

(iii)
Related to the IPO transaction of XPAC Acquisition Corp. that occurred on August 3, 2021. The capital issued by XPAC Acquisition Corp. includes conditionally redeemable Class A ordinary shares that feature redemption rights that are either within the control of the holder or subject to redemption upon the occurrence of uncertain events not solely within the Company’s control. The noncontrolling shareholders of XPAC Acquisition Corp. have the right to redeem their shares in cash at the earliest of (i) upon the completion of XPAC Acquisition Corp’s initial business combination or (ii) 24 months from the closing of the IPO transaction.

21.    Social and Statutory obligations

Social and Statutory obligations are mainly composed from the Group sharing program for its employees which does not extend to the Executive Board. As of December 31, 2021, the balance of unrealized gains on the balance sheet under the "Social and statutory obligations” line item is R$1,022,212 (R$667,448 as of December 31, 2020).

	2021	2020

Obligations to non-controlling interest	106,648	82,524
Employee profit-sharing (a)	776,713	483,378
Salaries and other benefits payable	138,851	101,546
Total	1,022,212	667,448

(a)	The Group has a bonus scheme for its employees based on a profit sharing program as agreed under collective bargaining with the syndicate, which does not extend to the Executive Board. The bonus is calculated at each half of the year and payments are made in February and August.

XP Inc. and its subsidiaries Notes to consolidated financial statements December 31, 2021, 2020 and 2019 (In thousands of Brazilian Reais, unless otherwise stated)
22.    Tax and social security obligations

	2021	2020

Income Tax (IRPJ and CSLL)	273,395	261,490
Taxes on long term incentive plan (a)	155,454	62,155
Contributions over revenue (PIS and COFINS)	32,140	46,136
Taxes on services (ISS)	23,260	23,729
Contributions for Social Security (INSS)	20,318	12,291
Others	45,084	30,048
Total	549,651	435,849
Current	549,651	435,849
Non-current	—	—

(a)	The amount classified as "Taxes on long term incentive plan" includes mostly contributions to Brazilian Social Security Programs FGTS and INSS.
The Group income tax liability is presented net of tax assets which the entities are allowed to offset during the current year. The line includes current Corporate Income Tax (CIT) liability of R$610,265 (R$536,422 - 2020) and Prepayments CIT of R$538,809 (R$291,973 – 2020). The line also includes taxes that XP is responsible to pay on behalf of its clients (i.e., withholding taxes over client’s investments) in the amount of R$17,561 (R$20,219 – 2020).
23.    Private pension liabilities

As of December 31, 2021, active plans are principally accumulation of financial resources through products PGBL and VGBL structured in the form of variable contribution, for the purpose of granting participants with returns based on the accumulated capital in the form of monthly withdraws for a certain term or temporary monthly withdraws.
In this respect, such financial products represent investment contracts that have the legal form of private pension plans, but which do not transfer insurance risk to the Group. Therefore, contributions received from participants are accounted for as liabilities and balance consists of the balance of the participant in the linked FIE at the reporting date (Note 7 (a)).
Changes in the period

	2021	2020

As of January 1	13,387,913	3,759,090
Contributions received	3,056,032	1,678,532
Transfer with third party plans	16,854,605	7,657,636
Withdraws	(1,468,710)	(304,194)
Interest from assets within FIEs	91,560	596,849
As of December 31	31,921,400	13,387,913

XP Inc. and its subsidiaries Notes to consolidated financial statements December 31, 2021, 2020 and 2019 (In thousands of Brazilian Reais, unless otherwise stated)
24.    Income tax

(a)    Deferred income tax
Deferred tax assets (DTA) and deferred tax liabilities (DTL) are comprised of the main following components:

	Balance Sheet		Net change in the year
	2021	2020	2021	2020	2019

Tax losses carryforwards	108,138	7,382	100,756	(9,764)	(38,212)
Goodwill on business combinations (i)	12,429	22,838	(10,409)	535	(37,690)
Provisions for IFAs’ commissions	76,974	94,544	(17,570)	26,503	37,010
Revaluations of financial assets at fair value	173,740	(16,780)	190,520	(42,039)	23,862
Expected credit losses	43,931	19,444	24,487	13,778	2,587
Profit sharing plan	260,865	164,808	96,057	23,672	141,136
Net gain on hedge instruments	28,124	20,987	7,137	57,371	(34,943)
Share-based compensation	385,594	115,976	269,618	113,025	2,950
Other provisions	154,340	67,495	86,845	34,211	42,301
Total	1,244,135	496,694	747,441	217,292	139,001
Deferred tax assets	1,273,069	505,046
Deferred tax liabilities	(28,934)	(8,352)

(i)	For tax purposes, goodwill is amortized over 5 years on a straight-line basis when the entity acquired is sold or merged into another entity.
The changes in the net deferred tax were recognized as follows:

	2021	2020	2019

At January 1	496,694	279,401	140,400
Foreign exchange variations	(16,949)	6,372	(3,461)
Charges to statement of income	387,551	196,498	139,411
Tax relating to components of other comprehensive income	376,839	14,423	3,051
At December 31	1,244,135	496,694	279,401
Unrecognized deferred taxes
Deferred tax assets are recognized for tax losses to the extent that the realization of the related tax benefit against future taxable profits is probable. The Group did not recognize deferred tax assets of R$39,446 (2020 - R$37,309) mainly in respect of losses from subsidiaries overseas and that can be carried forward and used against future taxable income.

XP Inc. and its subsidiaries Notes to consolidated financial statements December 31, 2021, 2020 and 2019 (In thousands of Brazilian Reais, unless otherwise stated)
(b)    Income tax expense reconciliation
The tax on the Group's pre-tax profit differs from the theoretical amount that would arise using the weighted average tax rate applicable to profits of the consolidated entities. The following is a reconciliation of income tax expense to profit (loss) for the year, calculated by applying the combined Brazilian statutory rates at 34% for the year ended December 31:

	2021	2020	2019

Income before taxes	3,815,174	2,421,413	1,544,109
Combined tax rate in Brazil (a)	34.00%	34.00%	34.00%
Tax expense at the combined rate	1,297,159	823,280	524,997

Loss (income from entities not subject to deferred taxation	554	(12,470)	(9,551)
Effects from entities taxed at different rates	146,377	35,377	25,948
Effects from entities taxed at different taxation regimes (b)	(1,128,400)	(443,579)	(24,089)
Intercompany transactions with different taxation regimes	(79,055)	(74,289)	(50,138)
Tax incentives	(21,036)	(14,354)	(9,772)
Non-deductible expenses (non-taxable income)	25,216	49,640	33,854
Others	(18,101)	(23,681)	(36,624)
Total	222,714	339,924	454,625
Effective tax rate	5.84%	14.04%	29.44%

Current	610,265	536,422	594,037
Deferred	(387,551)	(196,498)	(139,412)
Total expense	222,714	339,924	454,625

(a)
Considering that XP Inc. is domiciled in Cayman and there is no income tax in that jurisdiction, the combined tax rate of 34% demonstrated above is the current rate applied to XP Investimentos S.A. which is the holding company of all operating entities of XP Inc. in Brazil.

(b)	Certain eligible subsidiaries adopted the PPM tax regime and the effect of the presumed profit of subsidiaries represents the difference between the taxation based on this method and the amount that would be due based on the statutory rate applied to the taxable profit of the subsidiaries. Additionally, some entities and investment funds adopt different taxation regimes according to the applicable rules in their jurisdictions.
Other comprehensive income
The tax (charge)/credit relating to components of other comprehensive income is as follows:

	Before tax	(Charge) / Credit	After tax

Foreign exchange variation of investees located abroad	6,823	—	6,823
Gains (losses) on net investment hedge	(10,543)	3,410	(7,133)
Changes in the fair value of financial assets at fair value	1,057	(359)	698
As of December 31, 2019	(2,663)	3,051	388

Foreign exchange variation of investees located abroad	57,439	—	57,439
Gains (losses) on net investment hedge	(91,762)	31,199	(60,563)
Changes in the fair value of financial assets at fair value	40,979	(16,776)	24,203
As of December 31, 2020	6,656	14,423	21,079

Foreign exchange variation of investees located abroad	20,977	—	20,977
Gains (losses) on net investment hedge	(29,700)	10,942	(18,758)
Changes in the fair value of financial assets at fair value	(914,914)	365,897	(549,017)
As of December 31, 2021	(923,637)	376,839	(546,798)

XP Inc. and its subsidiaries Notes to consolidated financial statements December 31, 2021, 2020 and 2019 (In thousands of Brazilian Reais, unless otherwise stated)
25.    Equity

(a)    Issued capital
The Company has an authorized share capital of US$35 thousand, corresponding to 3,500,000,000 authorized shares with a par value of US$0.00001 each of which:
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
As of December 31, 2021, the Company had R$23 of issued capital which were represented by 424,153,735 Class A common shares and 135,394,989 Class B common shares.
(b)    Additional paid-in capital and capital reserve
Our Class A and Class B common shares, have the following rights:
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

XP Inc. and its subsidiaries Notes to consolidated financial statements December 31, 2021, 2020 and 2019 (In thousands of Brazilian Reais, unless otherwise stated)
Below is a summary of the issuances and conversions of shares during 2021 and 2020:

	Class A (prior common shares)	Class B (prior preferred shares)	Total Shares

As of December 31, 2019	354,181,346	197,618,980	551,800,326
Transfer of classes	16,325,000	(16,325,000)	—
Follow on offering	7,258,639	—	7,258,639
As of December 31, 2020	377,764,985	181,293,980	559,058,965

Transfer of classes (see note 1.2)	45,898,991	(45,898,991)	—
Issuance of shares	489,759	—	489,759
As of December 31, 2021	424,153,735	135,394,989	559,548,724
In December 2020, as a result of the completion of the secondary public offering described in Note 1.2 a number of 7,258,639 Class A common shares were offered by the controlling shareholder of XP Inc.
On October 8, 2021 XP Inc issued 489,759 Class A common shares as part of our acquisition of a minority stake of Jive Investments.
As mentioned in Note 32, the Board of Directors approved in December 2019 a share based long-term incentive plan, in which the maximum number of shares should not exceed 5% of the issued and outstanding shares. As of December 31, 2021, the outstanding number of shares reserved under the plans were 15,153,830 restricted share units (“RSUs”) (2020 - 11,079,736) and 2,966,060 performance restricted units (“PSUs”) (2020 - 2,819,912) to be issued at the vesting date.
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
(c)    Treasury Shares
On October 1, 2021, as a result of the merger of XPart into XP Inc., which was settled through XP Inc.’s own shares, the Group recognized an amount of treasury shares that is registered as a deduction from equity until the shares are cancelled or reissued. As of December 31, 2021, the Group held 726,776 thousand shares in treasury (nill in 2020), with an amount of R$171,939.
(d)    Dividends distribution
The Group has not adopted a dividend policy with respect to future distributions of dividends. The amount of any distributions will depend on many factors such as the Company's results of operations, financial condition, cash requirements, prospects and other factors deemed relevant by XP Inc.board of directors and, where applicable, the shareholders.
For the years ended December 31, 2021 and 2020 XP Inc. did not declare and paid dividends to the shareholders.
Non-controlling shareholders of some XP Inc’s subsidiaries received dividends in the year ended in December 31, 2021 and 2020 in a total amount of R$3,026 and R$5,567 respectively.
(e)    Other comprehensive income
Other comprehensive income consists of changes in the fair value of financial assets at fair value through other comprehensive income, while these financial assets are not realized. Also includes gains (losses) on net investment hedge and foreign exchange variation of investees located abroad.

XP Inc. and its subsidiaries Notes to consolidated financial statements December 31, 2021, 2020 and 2019 (In thousands of Brazilian Reais, unless otherwise stated)
26.    Related party transactions

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
(a)    Key-person management compensation
Key management includes executive statutory directors, members of the Board of Directors and Executive Boards. The compensation paid or payable to key management for their services is shown below:

	2021	2020	2019

Fixed compensation	8,801	6,335	4,821
Variable compensation	44,362	55,909	22,060
Total	53,163	62,244	26,881
In 2021 and 2020, the Board of Directors approved the grant of performance share unit (“PSUs”) to certain directors.
The executive statutory directors of XP Inc control XP Controle Participações S.A. and XP Control.
(b)    Transactions with related parties
The main transactions carried with related parties for year-end balances arising from such transactions are as follows:

	Assets/(Liabilities)		Revenue/(Expenses)
Relation and transaction	2021	2020	2021	2020	2019

Shareholders with significant influence (i)	(2,096,701)	(5,667,588)	(60,177)	(53,881)	(49,779)
Securities	194,892	112,127	4,270	9,629	10,381
Securities purchased under agreements to resell	—	—	19,098	—	1,550
Accounts receivable and Loans operations	9,205	11,238	744	505	1,025
Securities sold under repurchase agreements	(2,300,798)	(5,780,430)	(84,268)	(62,951)	(58,078)
Borrowings	—	(10,523)	(21)	(1,064)	(4,657)

(i)	These transactions are mainly related to Itausa S.A. Group.
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
27.    Provisions and contingent liabilities

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

XP Inc. and its subsidiaries Notes to consolidated financial statements December 31, 2021, 2020 and 2019 (In thousands of Brazilian Reais, unless otherwise stated)

	2021	2020

Tax contingencies	10,374	10,097
Civil contingencies	12,539	4,281
Labor contingencies	6,395	5,333
Total provision	29,308	19,711

Judicial deposits (i)	11,202	10,199

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

Changes in the provision during the year

	2021	2020	2019

Balance at January 1	19,711	15,193	17,474
Monetary correction	6,837	4,102	2,492
Provision	8,457	3,499	2,338
Reversed	(3,132)	(1,454)	(3,939)
Payments	(2,565)	(1,629)	(3,172)
Balance at December 31	29,308	19,711	15,193
Nature of claims
a)    Tax
As of December 31, 2021, the Group has claims classified as probable risk of loss in the amount of R$10,374 (December 31, 2020 - R$10,097), regarding social contributions on revenue (PIS and COFINS), questioning the exclusion of this own taxes on the calculation basis over revenues. In accordance with Brazilian laws and tax regulations, this practice is legal for VAT (ICMS) taxes. These lawsuits are supported by court deposits in its entirety.
b)    Civil
The majority of the civil and administrative claims involve matters that are normal and specific to the business, and refer to demands for indemnity primarily due to: (i) financial losses in the stock market; (ii) portfolio management; and (iii) alleged losses generated from the liquidation of customers assets in portfolio due to margin cause and/or negative balance. As of December 31, 2021, there were 105 civil and administrative claims for which the likelihood of loss has been classified as probable, in the amount of R$12,539 (December 31, 2020 - R$4,281). An amount of R$758 was deposited in court as of December 31, 2021 (December 31, 2020 – R$100).
c)    Labor
Labor claims to which the Group is party primarily concern: (i) the existence (or otherwise) of a working relationship between the Group and IFAs; and (ii) severance payment of former employees. As of December 31, 2021, the Company and its subsidiaries are the defendants in approximately 18 cases involving labor matters for which the likelihood of loss has been classified as probable, in the amount of R$6,395 (December 31, 2020 - R$5,333).

XP Inc. and its subsidiaries Notes to consolidated financial statements December 31, 2021, 2020 and 2019 (In thousands of Brazilian Reais, unless otherwise stated)
Contingent liabilities - probability of loss classified as possible
In addition to the provisions constituted, the Company and its subsidiaries have several labor, civil and tax contingencies in progress, in which they are the defendants, and the likelihood of loss, based on the opinions of the internal and external legal advisors, is considered possible, and the contingencies amount to approximately R$487,121 (December 31, 2020 - R$217,426).
Below is summarized these claims by nature:

	2021	2020

Tax (i)	228,602	71,027
Civil (ii)	232,775	136,228
Labor	25,744	10,171
Total	487,121	217,426

(i)
In December 2019, the Group was notified by tax authorities for a requirement of social security contributions due to employee profit sharing payments related to the calendar year 2015, allegedly in violation of Brazilian Law 10,101/00. Currently, the first appeal was denied by the first administrative level of the Revenue Service Office. The Group will provide the ordinary appeal to the Administrative Council of Tax Appeals (“CARF”). There are other favorable CARF precedents on the subject and the Group obtained legal opinions that support the Group’s defense and current practice.
In November 2021, the Group was notified by tax authorities for a requirement of social security contributions due to employee profit sharing payments related to the calendar year 2017, allegedly in violation of Brazilian Law 10,101/00 and non-deductible expenses for the income tax in amount of received by the members of Council. The amount claimed is R$97,456. An administrative appeal was filed against the assessment, which is awaiting judgment by the Federal Revenue of Brazil (“RFB”).
In December 2021, the Group received a tax assessment in total amount of R$58,262 for benefits that occurred in 2016, regarding the amortized goodwill originated in the acquisition of the General Atlantic and Actis at XP CCTVM in different years (2013 and 2016). An administrative appeal was filed against the assessment, which is awaiting judgment by the Federal Revenue of Brazil (“RFB”).

(ii)
The Group is defendant in 586 civil and administrative claims by customers and investment agents, mainly related to portfolio management, risk rating, copyrights and contract termination. The total amount represents the collective maximum value to which the Group is exposed based on the claims’ amounts monetarily restated.

28.    Total revenue and income

a)    Net revenue from services rendered
Revenue from contracts with customers derives mostly from services rendered and fees charged at daily transactions from customers, therefore mostly recognized at a point in time. Disaggregation of revenue by major service lines are as follows:

	2021	2020	2019
Major service lines
Brokerage commission	2,465,217	2,139,985	1,288,135
Securities placement	1,917,403	1,429,824	1,154,786
Management fees	1,489,736	1,224,125	1,035,224
Insurance brokerage fee	133,070	112,802	106,438
Educational services	71,295	118,272	97,986
Commissions Fees	192,923	90,804	48,413
Other services	532,035	386,780	227,054
	6,801,679	5,502,592	3,958,036
(-) Sales taxes and contributions on revenue (i)	(605,214)	(486,104)	(362,264)
	6,196,465	5,016,488	3,595,772

(i)	Mostly related to taxes on services (ISS) and contributions on revenue (PIS and COFINS).

XP Inc. and its subsidiaries Notes to consolidated financial statements December 31, 2021, 2020 and 2019 (In thousands of Brazilian Reais, unless otherwise stated)
b)    Net income from financial instruments

	2021	2020	2019

Net Income of financial instruments at fair value through profit or loss	7,555,132	3,020,698	1,360,207
Net Income of financial instruments measured at amortized cost and at fair value through other comprehensive income	(1,558,060)	188,196	199,947
(-) Taxes and contributions on financial income	(116,425)	(73,777)	(28,118)
	5,880,647	3,135,117	1,532,036
c)    Disaggregation by geographic location

	2021	2020	2019

Brazil	11,723,976	7,454,304	4,790,236
United States (ii)	332,046	655,817	307,456
Europe	21,090	41,484	30,116
Total Revenue and Income	12,077,112	8,151,605	5,127,808

	2021	2020

Brazil	7,698,115	3,244,421
United States (ii)	106,736	129,956
Europe	1,746	4,123
Selected assets (i)	7,806,597	3,378,500

(i)	Selected assets are Total assets of the Group, less: cash, financial assets and deferred tax assets are presented by geographic location.
(ii)	Includes revenues and selected assets stated in the Cayman Islands.
None of the clients represented more than 10% of our revenues for the periods presented.
29.    Operating costs

	2021	2020	2019

Commission and incentive costs	2,719,611	2,087,197	1,269,309
Operating losses	35,844	31,295	13,922
Other costs	674,654	526,867	313,419
Clearing house fees	411,605	344,278	201,083
Third parties’ services	88,431	92,997	76,669
Other	174,618	89,592	35,667
Total	3,430,109	2,645,359	1,596,650

XP Inc. and its subsidiaries Notes to consolidated financial statements December 31, 2021, 2020 and 2019 (In thousands of Brazilian Reais, unless otherwise stated)
30.    Operating expenses by nature

	2021	2020	2019

Selling expenses	227,483	134,915	155,115
Advertising and publicity	227,483	134,915	155,115

Administrative expenses	4,692,698	3,013,598	1,891,481
Personnel expenses	3,427,220	2,138,470	1,261,887
Compensation	1,416,247	846,742	408,394
Employee profit-sharing and bonus	1,362,046	807,640	645,992
Executives profit-sharing	143,763	194,419	67,547
Benefits	130,187	75,302	47,457
Social charges	358,878	208,151	88,960
Other	16,099	6,216	3,537

Other taxes expenses	53,603	44,029	39,691
Depreciation of property and equipment and right-of-use assets	68,618	67,422	53,530
Amortization of intangible assets	163,112	75,839	37,630
Other administrative expenses	980,145	687,838	498,743
Data processing	450,796	322,659	178,860
Technical services	167,984	101,389	85,782
Third parties' services	249,514	168,019	145,730
Rent expenses	16,498	17,955	10,575
Communication	30,041	29,311	17,495
Travel	13,282	9,923	21,676
Legal and judicial	9,292	6,976	3,406
Other	42,738	31,606	35,219
Total	4,920,181	3,148,513	2,046,596
31.    Other operating income, net

	2021	2020	2019

Other operating income	413,665	377,480	208,245
Revenue from incentives from Tesouro Direto, B3 and others (a)	366,163	352,879	101,615
Interest received on tax	7,604	5,521	31,782
Recovery of charges and expenses	4,473	1,798	53,453
Reversal of operating provisions	7,422	1,366	9,767
Other	28,003	15,916	11,628

Other operating expenses	(89,311)	(206,427)	(54,888)
Legal, administrative proceedings and agreement with customers	(3,667)	(45,277)	(9,499)
Losses on write-off and disposal of assets	(4,377)	(52,102)	(10,265)
Tax incentive expenses	(10,788)	(8,136)	(7,060)
Fines and penalties	(1,378)	(16,995)	(1,191)
Associations and regulatory fees	(11,714)	(13,524)	(4,216)
Charity	(30,171)	(41,654)	(6,751)
Other	(27,216)	(28,739)	(15,906)
Total	324,354	171,053	153,357

(a)	Includes incentives received from third parties, mainly due to the joint development of retail products, and also the association of such entities with the XP ecosystem.

XP Inc. and its subsidiaries Notes to consolidated financial statements December 31, 2021, 2020 and 2019 (In thousands of Brazilian Reais, unless otherwise stated)
32.    Share-based plan

a)    Share-based Plan
The establishment of the Plan was approved by the Board of Director’s meeting on December 6, 2019 and the first grant of RSUs and PSUs was on December 10, 2019.
Under the plan, stocks are awarded at no cost to the recipient upon their grant date. Both RSUs and PSU, are usually granted in a annual basis, their vesting conditions are service-related and they vest at a rate determined in each granted date. The limit to vest is determined at the grant date of each new grant. After the vesting periods, common shares will be issued to the recipients.
Under the Performance Share Unit, stocks are granted to eligible participants and their vesting period and conditions are determined at each new granted also based on the total shareholder return (TSR), including share price growth, dividends and capital returns.
If an eligible participant ceases its relationship with the Group, within the vesting period, the rights will be forfeited, except in limited circumstances that are approved by the board on a case-by-case basis.
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
c)    Outstanding shares granted and valuation inputs
The maximum number of shares available for issuance under the share-based plan shall not exceed 5% of the issued and outstanding shares. As of December 31, 2021, the outstanding number of Company reserved under the plans were 18,119,890 (December 31, 2020 - 13,899,648) including RSUs 15,153,830 (December 31, 2021 - 11,079,736) and 2,966,060 PSUs (December 31, 2020 - 2,819,912).
Set out below are summaries of XP Inc's RSU and PSU activity for 2021 and 2020.

	RSUs	PSUs	Total
(In thousands, except weighted-average data, and where otherwise stated)	Number of units	Number of units	Number of units

Outstanding, January 1 2020	1,921,669	2,190,377	4,112,046
Granted	9,730,422	629,535	10,359,957
Forfeited	(572,355)	—	(572,355)
Outstanding, December 31, 2020	11,079,736	2,819,912	13,899,648

Outstanding, January 1, 2021	11,079,736	2,819,912	13,899,648
Granted	5,709,046	230,086	5,939,132
Forfeited	(1,634,952)	(83,938)	(1,718,890)
Outstanding, December 31, 2021	15,153,830	2,966,060	18,119,890
No options expired or vested during the periods covered by the above table.
As of December 31, 2021, total compensation expense of the plans was R$654,876 (2020 - R$292,817), including R$93,421 (2020 - R$60,026) of tax provisions.

XP Inc. and its subsidiaries Notes to consolidated financial statements December 31, 2021, 2020 and 2019 (In thousands of Brazilian Reais, unless otherwise stated)
The original weighted-average grant-date fair value of RSU and PSU shares was US$27 and US$34.56 respectively. In May 2020, the Company decided to update the measurement condition of its PSU shares, replacing the TSR measurement from US Dollars (US$) to Brazilian Reais (R$), being therefore subject to exchange variation. The weighted-average grant-date fair value of PSU shares for the updated plan was US$52.41. The incremental fair value will be recognized as an expense over the period from the modification date to the end of the vesting period. All other conditions of the PSU shares plan have not been modified. The average grant date fair value in the year ended December 31, 2021 was US$40.71.
33.    Earnings per share (basic and diluted)

Basic earnings per share is calculated by dividing net income for the period attributed to the owners of the parent by the weighted average number of ordinary shares outstanding during the period.
Diluted earnings per share is calculated by dividing net income attributable to owners of XP Inc by the weighted average number of shares outstanding during the year plus the weighted average number of shares that would be issued on conversion of all dilutive potential shares into shares. The shares in the share-based plan are the only shares with potential dilutive effect.
The following table presents the calculation of net income applicable to the owners of the parent and basic and diluted EPS for the years ended December 31, 2021, 2020 and 2019.

	2021	2020	2019

Net Income attributable to owners of the Parent	3,589,416	2,076,430	1,080,484
Basic weighted average number of outstanding shares	559,004	552,291	511,462
Basic earnings per share - R$	6.4211	3.7597	2.1125

Effect of dilution
Shared-based plan and treasury shares	14,496	6,817	248
Diluted weighted average number of outstanding shares	573,499	559,108	511,710
Diluted earnings per share - R$	6.2588	3.7138	2.1115

(i)	See on note 25, the number of XP Inc.’s outstanding common shares during the year
(ii)	See on note 32, the number of shares granted and forfeited during the year regarding XP Inc.’s Share-based plan.
(iii)	Thousands of shares.
34.    Determination of fair value

The Group measures financial instruments such as certain financial investments and derivatives at fair value at each balance sheet date.
Level 1: The fair value of financial instruments traded in active markets is based on quoted market prices at the end of the reporting period. The financial instruments included in the level 1 consist mainly in public financial instruments and financial instruments negotiated on active markets (i.e. Stock Exchanges).
Level 2: The fair value of financial instruments that are not traded in active markets is determined using valuation techniques, which maximize the use of observable market data and rely as little as possible on entity-specific estimates. If all significant inputs required to fair value as an instrument are directly or indirectly observable, the instrument is included in level 2. The financial instruments classified as level 2 are composed mainly from private financial instruments and financial instruments negotiated in a secondary market.
Level 3: If one or more of the significant inputs is unobservable, the instrument is included in level 3. This is the case for unlisted equity securities.

XP Inc. and its subsidiaries Notes to consolidated financial statements December 31, 2021, 2020 and 2019 (In thousands of Brazilian Reais, unless otherwise stated)
Specific valuation techniques used to value financial instruments include:
•Financial assets (other than derivatives) - The fair value of securities is determined by reference to their closing prices on the date of presentation of the consolidated financial statements. If there is no market price, fair value is estimated based on the present value of future cash flows discounted using the observable rates and market rates on the date of presentation.
•Swap – These operations swap cash flow based on the comparison of profitability between two indexers. Thus, the agent assumes both positions – put in one indexer and call on another.
•Forward - at the market quotation value, and the installments receivable or payable are prefixed to a future date, adjusted to present value, based on market rates published at B3.
•Futures – Foreign exchange rates, prices of shares and commodities are commitments to buy or sell a financial instrument at a future date, at a contracted price or yield and may be settled in cash or through delivery. Daily cash settlements of price movements are made for all instruments.
•Options - option contracts give the purchaser the right to buy the instrument at a fixed price negotiated at a future date. Those who acquire the right must pay a premium to the seller. This premium is not the price of the instrument, but only an amount paid to have the option (possibility) to buy or sell the instrument at a future date for a previously agreed price.
•Others: Derivatives – the warrant liabilities issued by XPAC Corporation Corp. contain features that qualify as embedded derivatives. The fair value of Public Warrants issued in connection with the Initial Public Offering have been measured based on the listed market price of such warrants.
•Other financial assets and liabilities - Fair value, which is determined for disclosure purposes, is calculated based on the present value of the principal and future cash flows, discounted using the observable rates and market rates on the date the financial statements are presented.
•Loans operations – Fair value is determined through the present value of expected future cash flows discounted using the observable rates and market rates on the date the financial statements are presented.
•Contingent consideration: Fair value of the contingent consideration liability related to acquisitions is estimated by applying the income approach and discounting the expected future payments to selling shareholders under the terms of the purchase and sale agreements.
All of the resulting fair value estimates are included in level 2, except for unlisted equity securities, contingent consideration receivable and certain financial assets, where the fair values. have been determined based on present values and the discount rates used were adjusted for counterparty or own credit risk.

XP Inc. and its subsidiaries Notes to consolidated financial statements December 31, 2021, 2020 and 2019 (In thousands of Brazilian Reais, unless otherwise stated)
Below are the Group financial assets and liabilities by level within the fair value hierarchy. The Group assessment of the significance of a particular input to the fair value measurement requires judgment and may affect the valuation of fair value assets and liabilities and their placement within the fair value hierarchy levels:

	2021
	Level 1	Level 2	Level 3	Fair Value	Book Value

Financial Assets
Financial assets at Fair value through profit or loss
Securities	49,677,779	8,502,176	—	58,179,955	58,179,955
Derivative financial instruments	194,911	10,748,803	—	10,943,714	10,943,714
Fair value through other comprehensive income
Securities	32,332,377	—	—	32,332,377	32,332,377
Evaluated at amortized cost
Securities	1,870,205	671,977	—	2,542,182	2,238,807
Securities purchased under agreements to resell	—	9,124,719	—	9,124,719	8,894,531
Securities trading and intermediation	—	1,405,651	—	1,405,651	1,405,651
Accounts receivable	—	469,086	—	469,086	469,086
Loan operations	—	12,844,037	—	12,844,037	12,819,627
Other financial assets	—	461,515	—	461,515	461,515
Financial liabilities
Fair value through profit or loss
Securities loaned	2,237,442	518,804	—	2,665,202	2,665,202
Derivative financial instruments	157,710	11,750,473	—	11,908,183	11,908,183
Evaluated at amortized cost
Securities sold under repurchase agreements	—	26,276,252	—	26,276,252	26,281,345
Securities trading and intermediation	—	15,597,555	—	15,597,555	15,597,555
Financing instruments payable	—	23,974,348	—	23,974,348	24,429,086
Borrowings	—	1,932,859	—	1,932,859	1,928,782
Accounts payables	—	867,526	—	867,526	867,526
Other financial liabilities	—	6,937,029	743,443	7,680,472	7,680,472
Investments in associates measured at fair value	—	—	1,221,424	1,221,424	1,221,424

XP Inc. and its subsidiaries Notes to consolidated financial statements December 31, 2021, 2020 and 2019 (In thousands of Brazilian Reais, unless otherwise stated)

	2020
	Level 1	Level 2	Level 3	Fair Value	Book Value

Financial Assets
Financial assets at Fair value through profit or loss
Securities	35,549,047	14,040,966	—	49,590,013	49,590,013
Derivative financial instruments	26,535	7,532,898	—	7,559,433	7,559,433
Fair value through other comprehensive income
Securities	19,039,044	—	—	19,039,044	19,039,044
Evaluated at amortized cost
Securities	1,830,031	—	—	1,830,031	1,828,704
Securities purchased under agreements to resell	—	6,627,044	—	6,627,044	6,627,409
Securities trading and intermediation	—	1,051,566	—	1,051,566	1,051,566
Accounts receivable	—	506,359	—	506,359	506,359
Loan operations	—	4,037,954	—	4,037,954	3,918,328
Other financial assets	—	69,971	—	69,971	69,971
Financial liabilities
Fair value through profit or loss
Securities loaned	2,237,442	—	—	2,237,442	2,237,442
Derivative financial instruments	13,221	7,806,143	—	7,819,364	7,819,364
Evaluated at amortized cost
Securities sold under repurchase agreements	—	31,810,893	—	31,810,893	31,839,344
Securities trading and intermediation	—	20,303,121	—	20,303,121	20,303,121
Financing instruments payable	—	5,162,453	—	5,162,453	5,551,849
Borrowings	—	283,993	—	283,993	284,087
Debentures	—	331,520	—	331,520	335,250
Accounts payables	—	859,550	—	859,550	859,550
Other financial liabilities	—	1,244,232	462,000	1,706,232	1,706,232
As of December 31, 2021, and 2020 the total contingent consideration liability is reported at fair value and is dependent on the profitability of the acquired associate and businesses. The total contingent consideration is classified within Level 3 of the fair value hierarchy. The contingent consideration liability represents the maximum amount payable under the purchase and sale agreements discounted using a weighted average rate of 10.09% p.a. Change in the discount rate by 100 bps would increase/decrease the fair value by R$18,751. The change in the fair value in the contingent consideration between the acquisition date and December 31, 2021 was not material.
The investments held through XP FIP Managers, which is considered to be a venture capital investment is classified as Level 3 of the fair value hierarchy. The inputs used by the Group are derived for discounted rates for these investments using a capital asset model to calculate a pre-tax rate that reflects current market assessments of the time value of money and the risk specific to the asset. Change in the discount rate by 100 bps would increase/decrease the fair value by R$12,214.
Transfers into and out of fair value hierarchy levels are analyzed at the end of each consolidated financial statement. As of December 31, 2021, the Group had no transfers between Level 2 and Level 3.
35.    Management of financial risks and financial instruments

(a)    Overview
The Group is exposed to the following risks:
(i)     Credit risk;
(ii)     Liquidity risk;
(iii)     Market risk;
•Currency risk;
•Interest rate risk;
•Price risk.
(iv)     Operating risk.

XP Inc. and its subsidiaries Notes to consolidated financial statements December 31, 2021, 2020 and 2019 (In thousands of Brazilian Reais, unless otherwise stated)
(b)    Risk management structure
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
Regarding the subsidiary XP CCTVM and the other subsidiaries components of XP Prudential Conglomerate (Brazilian Central Bank oversight definition), the organizational structure is based on the recommendations proposed by the Basel Accord, in which procedures, policies and methodology are formalized consistent with risk tolerance and with the business strategy and the various risks inherent to the operations and/or processes, including market, liquidity, credit and operating risks. The Group seeks to follow the same risk management practices as those applying to all companies.
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
The loans operations have a high credit quality and the Group often uses risk mitigation measures, primarily through client’s investments as collaterals, which explains the low provision ratio.
The Group's policies regarding obtaining collateral have not significantly changed during the reporting period and there has been no significant change in the overall quality of the collateral held by the Group since the prior period.
Management undertakes credit quality analysis of assets that are not past due or reduced to recoverable value. As of December 31, 2021, and 2020 such assets were substantially represented by Loan operations and Securities purchased under agreements to resell of which the counterparties are Brazilian banks with low credit risk, securities issued by the Brazilian government, as well as derivative financial instruments transactions, which are mostly traded on the stock exchange (B3 S.A. – Brasil, Bolsa, Balcão) and which, therefore, have its guarantee.

XP Inc. and its subsidiaries Notes to consolidated financial statements December 31, 2021, 2020 and 2019 (In thousands of Brazilian Reais, unless otherwise stated)
The carrying amount of the financial assets representing the maximum exposure to credit risk is shown in the table below:

	2021	2020

Financial assets
Securities purchased under agreements to resell	8,894,531	6,627,409
Securities	92,751,139	70,457,761
Public securities	48,246,922	51,944,301
Private securities	44,504,217	18,513,460
Derivative financial instruments	10,943,714	7,559,433
Securities trading and intermediation	1,405,651	1,051,566
Accounts receivable	469,086	506,359
Loan operations	12,819,627	3,918,328
Other financial assets	461,515	69,971
Off-balance exposures (credit card limits)	1,367,399	35,810
Total	129,112,662	90,190,827
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
(d1)    Maturities of financial liabilities
The tables below summarizes the Group’s financial liabilities into groupings based on their contractual maturities:

						2021
Liabilities	Up to 1 month	From 2 to 3 months	From 3 to 12 months	From 1 to 5 years	Above 5 years	Contractual cash flow

Securities loaned	2,146,398	—	—	—	518,804	2,665,202
Derivative financial instruments	758,821	1,379,092	2,250,942	6,436,008	1,083,320	11,908,183
Securities sold under repurchase agreements	26,281,345	—	—	—	—	26,281,345
Securities trading and intermediation	15,597,555	—	—	—	—	15,597,555
Financing instruments payable	982,877	1,245,279	5,790,698	15,525,061	885,171	24,429,086
Borrowings	—	—	1,661,067	267,715	—	1,928,782
Accounts payables	867,526	—	—	—	—	867,526
Other financial liabilities	5,856,309	—	4,365	1,819,798	—	7,680,472
Total	52,490,831	2,624,371	9,707,072	24,048,582	2,487,295	91,358,151

XP Inc. and its subsidiaries Notes to consolidated financial statements December 31, 2021, 2020 and 2019 (In thousands of Brazilian Reais, unless otherwise stated)

						2020
Liabilities	Up to 1 month	From 2 to 3 months	From 3 to 12 months	From 1 to 5 years	Above 5 years	Contractual cash flow

Securities loaned	2,237,442	—	—	—	—	2,237,442
Derivative financial instruments	1,572,140	814,220	2,643,065	2,205,410	584,529	7,819,364
Securities sold under repurchase agreements	31,839,344	—	—	—	—	31,839,344
Securities trading and intermediation	20,303,121	—	—	—	—	20,303,121
Financing instruments payable	128,426	58,966	2,356,082	1,685,468	1,322,907	5,551,849
Borrowings	3,535	6,989	7,114	266,449	—	284,087
Accounts payables	859,550	—	—	—	—	859,550
Other financial liabilities	1,038,628	5,721	25,454	571,054	65,375	1,706,232
Total	57,982,186	885,896	5,031,715	4,728,381	1,972,811	70,600,989
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
(e1)    Currency risk
The purpose of Company’s management of foreign exchange exposure is to mitigate the effects arising from variation in foreign exchange rates, which may present high- volatility periods.
The currency (or foreign exchange) risk arises from positions that are sensitive to oscillations in foreign exchange rates. These positions may be originated by financial instruments that are denominated in a currency other than the functional currency in which the balance sheet is measured or through positions in derivative instruments (for negotiation or hedge) and investments in subsidiaries abroad.

XP Inc. and its subsidiaries Notes to consolidated financial statements December 31, 2021, 2020 and 2019 (In thousands of Brazilian Reais, unless otherwise stated)
The Group hold interest in XP Holding International, XP Advisors Inc, and XP Holding UK Ltd, whose equity as of December 31, 2021 was US$52,905 thousand (US$46,534 thousand as of December 31, 2020), US$2,658 thousand (US$801 thousand as of December 31, 2020) and GBP 1,918 thousand (GBP 2,268 thousand as of December 31, 2020) respectively.
The risk of the XP Holding International and XP Advisors Inc, is hedged with the objective of minimizing the volatility of the functional currency (BRL) against the US$ arising from foreign investment abroad (see Note 9).
The foreign currency exposure risk of XP Holding UK Ltd, is not hedged.
(e2)    Interest rate risk
It arises from the possibility that the Group incurs in gains or losses arising from fluctuations in interest rates on its financial assets and liabilities.
Below are presented the risk rates that The Group are exposed:
•Selic/DI
•IGPM
•IPCA
•PRE
•Foreign exchange coupon
(e3)    Price risk
Price risk is the risk arising from the change in the price of the investment fund portfolio and of shares listed on the stock exchange, held in the portfolio of the Group, which may affect its profit or loss. The price risk is controlled by the management of the Group, based on the diversification of its portfolio and/or through the use of derivatives contracts, such as options or futures.
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

				2021
Trading portfolio	Exposures	Scenarios
Risk factors	Risk of variation in:	I	II	III
Pre-fixed	Pre-fixed interest rate in Reais	(285)	(110,555)	(204,607)
Exchange coupons	Foreign currencies coupon rate	(35)	(5,578)	(11,325)
Foreign currencies	Exchange rates	(364)	177,203	384,340
Price indexes	Inflation coupon rates	(248)	(53,407)	(103,602)
Shares	Shares prices	(1,483)	(131,753)	92,024
Seed Money (i)	Seed Money	(6,203)	(155,068)	(310,136)
		(8,618)	(279,158)	(153,306)

XP Inc. and its subsidiaries Notes to consolidated financial statements December 31, 2021, 2020 and 2019 (In thousands of Brazilian Reais, unless otherwise stated)

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
(i)    Related to seed money strategy, which includes several risk factors that are disclosed in aggregate.
Scenario I: Increase of 1 basis point in the rates in the fixed interest rate yield, exchange coupons, inflation and 1 percentage point in the prices of shares and currencies;
Scenario II: Project a variation of 25 percent in the rates of the fixed interest yield, exchange coupons, inflation, both rise and fall, being considered the largest losses resulting by risk factor; and
Scenario III: Project a variation of 50 percent in the rates of the pre-fixed interest yield, exchange coupons, inflation and interest rates, both rise and fall, being considered the largest losses resulting from the risk factor.
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

XP Inc. and its subsidiaries Notes to consolidated financial statements December 31, 2021, 2020 and 2019 (In thousands of Brazilian Reais, unless otherwise stated)
36.    Capital Management

The Group’s objectives when managing capital are to safeguard its ability to continue as a going concern, so that it can continue to provide returns for shareholders and benefits for other stakeholders and maintain an optimal capital structure to reduce the cost of capital. In order to maintain or adjust the capital structure, the Group may adjust the amount of dividends paid to shareholders, return capital to shareholders, issue new shares or sell assets to reduce debt.
The Group also monitors capital based on the net debt and the gearing ratio. Net debt is calculated as total debt (including borrowings, lease liabilities, Structured financing and debentures as shown in the consolidated balance sheet) less cash and cash equivalent (including cash, Securities purchased under agreements to resell and certificate deposits as shown in the consolidated statement of cash flows). The gearing ratio corresponds to the net debt expressed as a percentage of total capital.
The net debt and corresponding gearing ratios as of December 2021 and 2020 were as follows:

	2021	2020

Group debt (Note 37) (i)	7,073,021	827,785
Structured financing (Note 20 (b))	2,415,400	874,771
Total debt	9,488,421	1,702,556
Cash	(2,485,641)	(1,954,788)
Securities purchased under agreements to resell (Note 6 (a))	(1,071,328)	(593,673)
Certificate deposits (Securities) (Note 7 (a))	(194,892)	(111,927)
Net debt	5,736,560	(957,832)

Total equity	14,416,836	10,894,609
Total capital	20,153,396	9,936,777
Gearing ratio %	28.46%	(9.64)%
(i)    Includes Debentures and Bonds designated as fair value through profit or loss. See Note 7(e) and 17, respectively.
(i)    Minimum capital requirements
Although capital is managed considering the consolidated position, certain subsidiaries are subject to minimum capital requirement from local regulators.
The subsidiary XP CCTVM, leader of the Prudential Conglomerate (which includes Banco XP), under BACEN regulation regime, is required to maintain a minimum capital and follow aspects from the Basel Accord.
The subsidiary XP Vida e Previdência operates in Private Pension Business and is oversight by the SUSEP, being required to present Adjusted Shareholders' Equity (PLA) equal to or greater than the Minimum Required Capital (“CMR”), CMR is equivalent to the highest value between base capital and venture capital Liquidity (“CR”).
On December 31, 2021 the subsidiaries XP CCTVM and XP Vida e Previdência were in compliance with all capital requirements.
There is no requirement for compliance with a minimum capital for the other Group companies.
(ii)    Financial covenants
In relation to the long-term debt contracts, including multilateral instruments, recorded within “Borrowing and lease liabilities” and “Debentures” (Notes 19 and 20), the Group is required to comply with certain performance conditions, such as profitability and efficiency indexes.
As of December 31, 2021, the amount of debt contracts under financial covenants is R$446,005 (December 31, 2020 – R$619,337). The Group has complied with these covenants throughout the reporting period.
Eventual failure of the Group to comply with such covenants may be considered as breach of contract and, as a result, considered for early settlement of related obligations.

XP Inc. and its subsidiaries Notes to consolidated financial statements December 31, 2021, 2020 and 2019 (In thousands of Brazilian Reais, unless otherwise stated)
37.    Cash flow information

(i)    Debt reconciliation

			Debt securities (i)
	Borrowings	Lease liabilities	Debentures	Bonds	Total

Total debt as of January 1, 2019	469,609	148,494	406,538	—	1,024,641
Acquisitions / Issuance	—	124,196	400,000	—	524,196
Payments	(85,353)	(37,979)	(11,815)	—	(135,147)
Net foreign exchange differences	—	3,085	—	—	3,085
Interest accrued	26,250	17,610	40,507	—	84,367
Interest paid	(28,428)	—	—	—	(28,428)
Total debt as of December 31, 2019	382,078	255,406	835,230	—	1,472,714

Total debt as of January 1, 2020	382,078	255,406	835,230	—	1,472,714
Acquisitions / Issuance	—	55,820	—	—	55,820
Write-off	—	(78,321)	—	—	(78,321)
Payments	(95,395)	(57,473)	(400,000)	—	(552,868)
Repurchase	—	—	(64,717)	—	(64,717)
Revaluation	—	(10,050)	—	—	(10,050)
Net foreign exchange differences	—	23,610	—	—	23,610
Interest accrued	11,892	19,456	21,473	—	52,821
Interest paid	(14,488)	—	(56,736)	—	(71,224)
Total debt as of December 31, 2020	284,087	208,448	335,250	—	827,785

Total debt as of January 1, 2021	284,087	208,448	335,250	—	827,785
Acquisitions / Issuance	1,570,639	116,248	500,018	3,691,262	5,878,167
Payments	(21,022)	(55,349)	(177,826)	—	(254,197)
Revaluation	—	24,234	—	—	24,234
Net foreign exchange differences	73,426	7,486	—	431,250	512,162
Interest accrued	21,689	17,488	60,919	74,798	174,894
Interest paid	(37)	—	(12,386)	(69,004)	(81,427)
Total debt as of December 31, 2021	1,928,782	318,555	705,975	4,128,306	7,081,618
(i)    Debt securities includes Debentures measured at FVPL presented in Note 7(e) and does not include fair value adjustments of (i) Debentures - R$18,077 and (ii) Bonds - R$9,480 (December 31, 2020: nil).
(ii)    Non-cash investing and financing activities
Non-cash investing and financing activities disclosed in other notes are: (i) related to business acquisitions through accounts payables and contingent consideration – see note 5(ii) – R$6,381, and (ii) related to Acquisition of investment in associates through accounts payables – see note 15 – R$97,009 and through private issuance of shares R$112,642.

XP Inc. and its subsidiaries Notes to consolidated financial statements December 31, 2021, 2020 and 2019 (In thousands of Brazilian Reais, unless otherwise stated)
38.    Subsequent events

Acquisitions
(i)    Banco Modal S.A
On January 6, 2022, the Group entered into a binding agreement to acquire up to 100% of the total share of Banco Modal which will be paid with up to 19.5 million newly issued XP Inc. Class A shares or Brazilian Depository Receipts (BDR), implying a premium of 35% over Banco Modal’s last thirty days average price. The companies share the common goal of exceeding clients’ expectations and democratizing access to high quality and low-cost financial products and services. The acquisition is expected to deliver solid and sustainable accretion to the shareholders of both companies. The acquisition is pending approval of the Brazilian Central Bank (BACEN) and Administrative Council for Economic Defense (CADE).
(ii)    Minority stake acquisitions
a)    Suno Controle S.A.
On January 3, 2022, the Group agreed to acquire a stake of 40% of the total capital of Suno Controle S.A. (“Suno”). The Company produces free financial content including analyses, news, books, courses, among others, and also distributes paid content through a digital ecosystem, offering personal financial data consolidation, investment recommendations, and advisory. The transaction allows XP and Suno to offer their customers a differentiated financial content experience with the guidance of one of the most influential digital authorities regarding finance in Brazil, and accelerate the growth of Suno Asset.
b)    Estratégia & Timing
On January 4, 2022, the Group acquired a minority stake of 45% of the total capital of Estratégia & Timing Análises e Educação Financeira S.A. (“Estratégia & Timing”). The Company's main activity is advisory, consulting, guidance and educational operational assistance in the financial area for business and investment management.
c)    Etrnity
On January 19, 2022, the Group acquired a stake of 20% of the total capital of Etrnity Holding S.A. (“Etrnity”). the Company is a holding company used as an exclusive vehicle to participate, directly or indirectly, in companies that act or will act in the financial and capital markets. The transaction allows XP to intensify its services in the financial market.
d)    AZ Quest
On January 19, 2022, the Group acquired a stake of 5% of the total capital of AZ Quest S.A. (“AZ Quest”). The Company is one of the largest and most traditional independent asset management companies in Brazil, it has a diversified product platform that includes equity, macro, private credit and arbitrage strategies. The acquisition is part of XP's strategy to develop the most complete ecosystem of managers and distributors in Brazil.
(iii)    Ukraine conflicts
In February 2022 the invasion of Ukraine by Russia generated international sanctions taken by the United States and North Atlantic Treaty Organization (“NATO”) that have a impact on regional and global economies. Such events could have an adverse effect on Company’s business and financial performance, through increased worldwide inflation, increased costs of compliance, higher volatility in foreign currency exchange rates and increases in expected credit losses from our clients that sell goods to Russia counterparties. The impact is compounded by the decision of some global companies to limit or cease operations in Russia. We do not expect a material impact to our consolidated results if the situation escalates.