Form 20-F
period 2022-12-31
XP Inc.
filed 2023-04-27
CIK 1787425

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F
(Mark One)
☐    REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR
☒    ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2022
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
20, Genesis Close,
Grand Cayman, George Town
Cayman Islands KY-1-1208
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
The number of outstanding shares as of December 31, 2022 was 447,801,661 Class A common shares and 112,717,094 Class B common shares.

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
Large Accelerated Filer ☒
Accelerated Filer ☐
Non-accelerated Filer ☐
Emerging growth company ☐
If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐
† The term “new or revised financial accounting standard” refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.
Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☒
If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐
Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive based compensation received by any of the registrant’s executive officers during the relevant recovery period pursuant to §240.10D-1(b). ☐
Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this annual report:

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
Yes ☐
No ☒
Indicate by check mark whether the registrant has filed all documents and reports required to be filed by Sections 12, 13 or 15(d) of the Securities Exchange Act of 1934 subsequent to the distribution of securities under a plan confirmed by a court.
Yes ☐
No ☒

i

ii

«Table of Contents

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
We maintain our books and records in Brazilian reais, the presentation currency for our financial statements and the functional currency of our operations in Brazil. Our annual consolidated financial statements were prepared in accordance with IFRS, as issued by the IASB. Unless otherwise noted, our consolidated statement of financial position information presented herein as of December 31, 2022 and 2021 and the consolidated statements of income for the years ended December 31, 2022, 2021 and 2020 is stated in Brazilian reais, our reporting currency. Our consolidated financial information contained in this annual report is derived from our audited consolidated financial statements as of December 31, 2022 and 2021 and statements of income for the years ended December 31, 2022, 2021 and 2020, together with the notes thereto. All references herein to “our financial statements,” “our audited consolidated financial information” and “our audited consolidated financial statements” are to our consolidated financial statements included elsewhere in this annual report.
This financial information should be read in conjunction with “Item 5. Operating and Financial Review and Prospects” and our audited consolidated financial statements, including the notes thereto, included elsewhere in this annual report.
Our fiscal year ends on December 31. References in this annual report to a fiscal year, such as “fiscal year 2022,” relate to our fiscal year ended on December 31 of that calendar year.
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
Itaú Transaction and 2022 Acquisition
In connection with the Itaú Transaction entered into on May 11, 2017, ITB Holding purchased on April 29, 2022, subject to certain precedent conditions (including regulatory approvals), 9,341,368 Class B common shares and 54,268,193 Class A common shares, the equivalent of 11.5% of XP’s total issued share capital (pre-initial public offering), which were held by XP Controle, GA Bermuda and DYNA III, for a certain and adjusted price previously agreed in the relevant share purchase agreement relating to the Itaú Transaction.
Share Contribution and Share Split
On November 29, 2019, XP Controle, ITB Holding, GA Bermuda and DYNA III contributed all of their shares in XP Brazil to us. In return for this contribution, we issued new Class B common shares to XP Controle, new Class A common shares and Class B common shares to ITB Holding, new Class A common shares and Class B common shares to GA Bermuda and new Class A common shares to DYNA III in a one-to-one exchange for the shares of XP Brazil contributed to us. In addition, and following the Share Contribution, we implemented a four-to-one reverse share split (or consolidation), effective as of November 30, 2019, which we refer to herein as the Share Split.

1	FORM 20-F

«Table of Contents

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
The following chart shows our corporate structure as of December 31, 2022:

GENERAL ATLANTIC (XP) BERMUDA, LP
Class A Common Shares
1.6 % of voting power in Issuer
4.5 % of economic interests in Issuer
XP CONTROL
Class B Common Shares
66.8 % of voting power in Issuer
18.4 % of economic interests in Issuer
ITB HOLDING LTDA
Class A and Class B Common Shares
8.4 % of voting power in Issuer
9.9 % of economic interests in Issuer
SÃO CARLOS INVESTIMENTOS
Class A Common Shares
0.6 % of voting power in Issuer
1.8 % of economic interests in Issuer
SÃO MARCOS INVESTIMENTOS
Class A Common Shares
0.6 % of voting power in Issuer
1.8 % of economic interests in Issuer
ITAÚSA S.A
Class A Common Shares
2.3 % of voting power in Issuer
6.3 % of economic interests in Issuer
FREE FLOAT
Class A Common Shares
19.5% of voting power in Issuer
53.9 % of economic interests in Issuer
XP INC.
100%
XPAC Sponsor
100%
XPAC, Acquisition
100%
XP INVESTIMENTOS S.A.
100%
XProject
100%
XCHANGE
100%
XP ATIVOS DIGITAIS
100%
XP Controle 3
100%
XP DTVM
XP CCTVM
100%
Banco XP
100%
Antecipa
100%
Carteira Online
99.9%
XP Corretora de Seguros
100%
DM10
100%
BTR
49,9%
Tourinho
99.5%
XP Advisory
95,6%
XP Gestão
100%
XP Controle 4
100%
XP Vida e Previdência
99.99%
XP Allocation
100%
XP Adm. Benefícios
100%
Infostocks
100%
XPE Infomoney
100%
IGTI
100%
XP Eventos
99.9%
XP Finanças
100%
XP Energia
49.9%
WHG Holding
98.7%
XP PE
99.7%
Tecfinance
96%
XP LT
99.99%
XP Vista
99.99%
HABITAT
29,26%
Primo Rico
100%
XP Holding UK
90%
XP Investments
100%
XP Private Holding UK
100%
XP Advisory US
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
As of the date of this annual report, we had a total of 560,518,755 common shares issued and outstanding; 112,717,094 of these shares were Class B common shares beneficially owned by XP Control and ITB Holding Brasil Participações; and 447,801,661 of these shares were Class A common shares beneficially owned by Itaúsa, GA Bermuda, São Carlos Investimentos Ltda., São Marcos Investimentos Ltda. and public holders.
Please read the information in the section entitled “Item 4. Information on the Company—C. Organizational Structure” for a more thorough description of the operations of our material operating subsidiaries.
Financial Information in U.S. Dollars
Solely for the convenience of the reader, we have translated some of the real amounts included in this annual report from reais into U.S. dollars. You should not construe these translations as representations by us that the amounts actually represent these U.S. dollar amounts or could be converted into U.S. dollars at the rates indicated. Unless otherwise indicated, we have translated real amounts into U.S. dollars using a rate of R$5.2177 to US$1.00, the commercial selling rate for U.S. dollars as of December 31, 2022 as reported by the Central Bank. See “Item 5. Operating and Financial Review and Prospects—A. Operating Results—Exchange Rates” for more detailed information regarding translation of reais into U.S. dollars and for historical exchange rates for the Brazilian real.

2	FORM 20-F

«Table of Contents

Special Note Regarding Non-GAAP Financial Measures
This annual report presents our Float Balance, Adjusted Gross Financial Assets, Adjusted Net Asset Value, Adjusted Net Income, Adjusted Cash Flow from Operating Activities, Adjusted Cash Flow from Investing Activities, and Adjusted Cash Flow from Financing Activities information for the convenience of the investors.
We present Float Balance because we believe this measure helps to understand the effect on our balance sheet of uninvested cash balances from retail clients’ investment accounts at XP companies. We calculate Float Balance as the sum of securities trading and intermediation (liabilities), minus securities trading and intermediation (assets). It is a metric that our management tracks internally and that investors and analysts typically want to calculate. Unlike the portions of Client Assets invested in equities, fixed income, mutual funds and almost all our other asset classes, Float Balance is accounted for on our balance sheet, resulting in a net increase in our liabilities, and is a source of funds that we allocate to securities and financial instruments, which generates interest revenues for us. Given the size of current Client Assets and the pace of our growth, Float Balance, despite being historically only in the range of 1% to 3% of total Client Assets, is material and therefore helps explain the variation of the assets and liabilities in our balance sheet.
We present Adjusted Net Asset Value because we believe this metric captures the value of financial assets that are, in fact, available to us, net of the portion of liquidity that is related to our Float Balance (and therefore attributable to clients) and debt. We calculate Adjusted Net Asset Value as the adjusted gross financial assets net of debt instruments - the sum of borrowings, debentures, structured financing and bonds. It is a measure that we track internally daily, and it more intuitively reflects the effect of the operational profits we generate and the variations between working capital assets and liabilities (cash flows from operating activities), investments in fixed and intangible assets and investments in the IFA Network (cash flows from investing activities) and inflows and outflows related to equity and debt securities in our capital structure (cash flows from financing activities). Our management treats all securities and financial instrument assets, net of financial instrument liabilities, as balances that compose our total liquidity, with sub-items (such as, for example, “securities at fair value through profit and loss” and “securities at fair value through other comprehensive income”) that are expected to fluctuate substantially from quarter to quarter as our treasury manages and allocates our total liquidity to the most suitable financial instruments.
We present Adjusted Gross Financial Assets because we believe this metric captures the value of financial assets that are, in fact, available to us, net of the portion of liquidity that is related to our Float Balance (and therefore attributable to clients) and gross of debt. We calculate Adjusted Gross Financial Assets as the sum of (1) cash and financial Assets (comprised of cash plus securities – fair value through profit or loss, plus securities – fair value through other comprehensive income, plus securities – evaluated at amortized cost, plus derivative financial instruments, plus securities (purchased under agreements to resell), plus loans, foreign exchange portfolio and deposits in the Central Bank (assets) less (2) financial liabilities (comprised of the sum of securities loaned, derivative financial instruments, securities sold under repurchase agreements and retirement plans liabilities), deposits, structured operation certificates (COE), financial bills, foreign exchange portfolio (liabilities), credit cards operations, commitments subject to possible redemption and (3) less Float Balance.
We present Adjusted Net Income because we believe this measure can provide useful information to investors and analysts regarding the net results of the business, excluding one-time revenues or expenses related to transactions or events that are not reflective of our core operating performance. We calculate Adjusted Net Income as net income, plus offering process-related expenses, plus our share-based plan expenses, plus/minus taxes.
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

3	FORM 20-F

«Table of Contents

The non-GAAP financial measures described in this annual report are not a substitute for the IFRS measures of earnings. Additionally, our calculation of Adjusted Net Income may be different from the calculation used by other companies, including our competitors in the financial services industry, and therefore, our measures may not be comparable to those of other companies.
Market Share and Other Information
This annual report contains data related to economic conditions in the market in which we operate. The information contained in this annual report concerning economic conditions is based on publicly available information from third-party sources that we believe to be reasonable. Market data and certain industry forecast data used in this annual report were obtained from internal reports and studies, where appropriate, as well as estimates, market research, publicly available information (including information available from the United States Securities and Exchange Commission website) and industry publications. We obtained the information included in this annual report relating to the industry in which we operate, as well as the estimates concerning market shares, through internal research, public information and publications on the industry prepared by official public sources, such as the Central Bank, the Brazilian Institute of Geography and Statistics (Instituto Brasileiro de Geografia e Estatística), or the “IBGE,” the Institute of Applied Economic Research (Instituto de Pesquisa Econômica Aplicada), or the “IPEA”, the National Confederation of Insurance Companies (“Confederação Nacional das Seguradoras”), or the “CNseg,” the National Supplementary Health Agency (“Agência Nacional de Saúde Suplementar”), or the “ANS,” the National Private Pension Fund Federation (“Federação Nacional de Previdência Privada e Vida”), or the “Fenaprevi,” the Brazilian Association of Closed Pension Fund Institutions (“Associação Brasileira das Entidades Fechadas de Previdência Complementar”), or the “Abrapp,” as well as private sources, such as B3, ANBIMA, Nielsen, consulting and research companies in the Brazilian financial services industry, the Brazilian Economic Institute of Fundação Getulio Vargas (Instituto Brasileiro de Economia da Fundação Getulio Vargas), or the “FGV/IBRE,” among others.
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
Calculation of Net Promoter Score
Net Promoter Score, or “NPS,” is a widely known survey methodology that measures the willingness of customers to recommend a company’s products and services. It is used to gauge customers’ overall satisfaction with a company’s products and services and their loyalty to the brand, and it is typically based on customer surveys. NPS measures satisfaction using a scale of zero to 10 based on a customer’s response to the following question: “How likely is it that you would recommend XP to a friend or colleague?” Responses of nine or ten are considered “Promoters.” Responses of seven or eight are considered neutral. Responses of six or less are considered “Detractors.” The NPS, a percentage expressed as a numerical value, is calculated by subtracting the percentage of respondents who are Detractors from the percentage who are Promoters and dividing that number by the total number of respondents, which means that the higher the number, the higher the measure of customer satisfaction. The NPS calculation gives no weight to customers who decline to answer the survey question. The NPS calculation as of a given date reflects the average of the answers in the previous six months, e.g., the NPS as of December 2022 reflects the average of answers from July 2022 to December 2022. Our NPS score as calculated by us as of December 2020, December 2021 and December 2022 was 71, 76 and 73, respectively.
Rounding
We have made rounding adjustments to some of the figures included in this annual report. Accordingly, numerical figures shown as totals in some tables may not be an arithmetic aggregation of the figures that preceded them.

4	FORM 20-F

«Table of Contents

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
•the economic, financial, political and health effects of the ongoing coronavirus pandemic, or COVID-19, or other pandemics, epidemics and similar crises, and governmental responses thereto, particularly as such factors impact Brazil and consumer behavior and continue to cause severe, ongoing, negative macroeconomic effects, which could intensify the impacts of other risks described under “Item 3. Certain Information—D.Risk Factors;”
•general economic, financial, political, demographic and business conditions in Europe, specially during the conflict between Russia and Ukraine, and elsewhere where military action occurs, which may result in, among other things, global security issues that may adversely affect international business and economic conditions, and economic sanctions which may impact the global economy;
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

5	FORM 20-F

«Table of Contents

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

6	FORM 20-F

«Table of Contents

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
•We could fail to maintain effective internal controls over financial reporting, and thus be unable to accurately report our results of operations, meet our reporting obligations and/or prevent fraud. In addition, if we fail to maintain the adequacy of our internal control over financial reporting, as accounting standards are modified, supplemented or amended from time to time, we may not be able to conclude on an ongoing basis that we have effective internal control over financial reporting in accordance with Section 404 of the Sarbanes-Oxley Act of 2002. If we fail to maintain an effective internal control environment, we could suffer material misstatements in our financial statements, fail to meet our reporting obligations or fail to prevent fraud, which would likely cause investors to lose confidence in our reported financial information.
Certain Risks Relating to Brazil
•The Brazilian federal government has exercised, and continues to exercise, significant influence over the Brazilian economy. This involvement as well as Brazil’s political and economic conditions could harm us and the price of our Class A common shares. The Brazilian federal government frequently exercises significant influence over the Brazilian economy and occasionally makes significant changes in policy and regulations. We have no control over and cannot predict what measures or policies the Brazilian government may take in the future. In recent years, economic and political instability has led to a negative perception of the Brazilian economy and higher volatility in the Brazilian securities markets, which also may adversely affect us and our Class A common shares.
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

7	FORM 20-F

«Table of Contents

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
•Infrastructure and workforce deficiency in Brazil may impact economic growth and have a material adverse effect on us. Our performance depends on the overall health and growth of the Brazilian economy. Brazilian GDP growth has fluctuated over the past few years, with growth of 1.1% in 2019, a contraction of 4.1% in 2020, a growth of 4.6% in 2021 and a growth of 2.9% in 2022. Growth is limited by inadequate infrastructure, including potential energy shortages and deficient transportation, logistics and telecommunication sectors, general strikes, the lack of a qualified labor force, and the lack of private and public investments in these areas, which limit productivity and efficiency. Additionally, despite the business continuity and crisis management policies currently in place, travel restrictions or potential impacts on personnel due to the COVID-19 pandemic may continue to disrupt our business, our IFAs and the expansion of our client base.
•The COVID-19 pandemic has had, and is expected to continue to have, a negative impact on global, regional and national economies, and we would be materially adversely affected by a protracted economic downturn. The COVID-19 pandemic has had, and is expected to continue to have, a negative impact on global, regional and national economies and to disrupt supply chains and otherwise continue to reduce international trade and business activity, and also result in an increase of unemployment rates in Brazil, which may decrease the flow of money into investments and increase withdrawal of funds from investment and other financial products, negatively impacting our business. In early 2022, Brazil faced a new peak of COVID cases with the Omicron variable, which significantly weighed on capital markets and client activity, especially in January, impacting retail net Inflows and revenue in the period.
Certain Risks Relating to Our Class A Common Shares
•An active trading market for our common shares may not be sustainable. If an active trading market is not maintained, investors may not be able to resell their shares at or above offering price and our ability to raise capital in the future may be impaired. A non active trading market may also impair our ability to raise capital to acquire other companies or technologies by using our shares as consideration.
•XP Control owns 91.7% of our outstanding Class B common shares, which represents approximately 66.8% of the voting power of our issued share capital, and, subject to the provisions of the Shareholders’ Agreement, controls all matters requiring shareholder approval. This concentration of ownership and voting power limits your ability to influence corporate matters.
•The dual class structure of our common shares has the effect of concentrating voting control with XP Control, our controlling shareholder; this will limit or preclude your ability to influence corporate matters. Due to the ten-to-one voting ratio between our Class B and Class A common shares, our controlling shareholder, XP Control, controls a majority of the combined voting power of our common shares and therefore is able to, subject to the provisions of the Shareholders’ Agreement, elect a majority of the members of our board of directors, so long as the total number of the issued and outstanding Class B common shares is at least 10% of the voting share rights of the Company.
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

8	FORM 20-F

«Table of Contents

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
Many of our competitors have substantially greater financial, technological, operational and marketing resources than we do. Accordingly, these competitors may be able to offer more attractive fees to our current and prospective clients, especially our competitors that are affiliated with financial institutions. In recent years, we announced the elimination of brokerage fees for online stock trades at Rico Corretora de Títulos e Valores Mobiliários S.A., or “Rico,” and a 75% reduction in brokerage fees for online stock trades through XP Direct, which did not have a material impact on our revenues and margins. If the expected offset does not materialize, we will need to offset the impact by reducing and eliminating costs in order to maintain our profit margins. Moreover, we may not be successful in reducing or controlling costs and our margins may be adversely affected. In particular, we may need to further reduce the fees we charge in order to maintain market share, as clients may demand more customized and favorable pricing from us. In addition, we may incur increased costs from incentive payments made to independent financial advisors, or “IFAs” in order to gain or maintain market share. We may also decide to terminate client relationships which may no longer be profitable to us due to such pricing pressure. Competition could also result in a loss of existing clients, and greater difficulty in attracting new clients. One or more of these factors could have a material adverse effect on our business, financial condition and results of operations. For further information regarding our competition, see “Item 4. Information about the Company—B. Business Overview—Competition.”
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

9	FORM 20-F

«Table of Contents

For more information on consumer complaints and proceedings, see “Item 8. Financial Information—A. Consolidated Statements and Other Financial Information—Legal Proceedings—Consumer Matters.”
Our investment services to our retail clients subject us to additional risks.
We provide investment services to our retail clients, including through IFAs. The risks associated with these investment services include those arising from possible conflicts of interest, unsuitable investment recommendations, inadequate due diligence on the issuer or the provider of the security, inadequate disclosure and fraud and risk associated to investments in general, including those related to the issuer of the securities. Realization of these risks could lead to liabilities for client losses, regulatory fines, civil penalties and harm to our reputation and business. The realization of these risks may be heightened during periods of increased market volatility, which may result in unexpected losses in the products provided to our retail clients.
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

10	FORM 20-F

«Table of Contents

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
XP CCTVM, one of our principal operating subsidiaries and a securities broker, has a broad network of IFAs, and our business depends in part on such IFAs. Pursuant to CVM Resolution No. 16 and CVM Resolution No. 178, which will replace CVM Resolution No. 16 on June 1, 2023, IFAs may carry out the following activities on behalf of a broker-dealer: (1) prospecting and acquiring customers; (2) receiving and registering orders and transmitting such orders to the appropriate trading or registration systems; and (3) providing information and recommendation on the products offered and the services provided by XP CCTVM. XP CCTVM’s reliance on IFAs creates numerous risks.
As of December 31, 2022, XP CCTVM had approximately 12,300 individual IFAs organized into approximately 2,558 IFA entities, which were responsible for serving approximately 22% of XP CCTVM’s active clients. In addition, XP CCTVM’s 20 largest IFA entities comprised 4,253 individual IFAs and were responsible for serving approximately 15% of XP CCTVM’s active clients.
Pursuant to CVM Resolution No. 16 and CVM Resolution No. 178, XP CCTVM is liable for the acts of its IFAs when acting on XP CCTVM’s behalf. As a result, XP CCTVM may be subject to claims, lawsuits, arbitration proceedings, government investigations and other legal and regulatory proceedings seeking to hold XP CCTVM liable for the actions of IFAs. We cannot give any assurances as to the outcome of any such claims, lawsuits, arbitration proceedings, government investigations or other legal or regulatory proceedings. Any claims against XP CCTVM, whether with or without merit, could be time-consuming, result in costly litigation, be harmful to its reputation and to the “XP” brand, require significant management attention and divert significant resources, and the resolution of one or more such proceedings may result in substantial damages, settlement costs, sanctions, consent decrees, injunctions, fines and penalties that could adversely affect XP CCTVM’s business, financial condition and results of operations. In addition, no assurances can be given that these IFAs’ interests will continue to be aligned with the interests of XP CCTVM, that there will be no commercial disagreements between the IFAs and XP CCTVM, that such IFAs will not compete with XP CCTVM or that they will not engage in improper conduct (i.e., churning) in their role as IFAs. In Brazil, there is increased competition between financial institutions seeking to attract IFAs to increase their client base, assets under custody and business possibilities. No assurances can be given that XP CCTVM will be able to remain an attractive player to such IFAs or to retain such agents in its business platform. Furthermore, many clients have their commercial relationship directly with the IFA of their choice and trust and not with the employees of XP CCTVM. Accordingly, the loss of IFAs may result in loss of clients and assets under custody, which would affect XP CCTVM’s business.
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
Moreover, on February 14, 2023, the CVM issued CVM Resolution No. 178, which will replace CVM Resolution No. 16 on June 1, 2023. According to such new resolution, the exclusivity provision set forth in CVM Resolution No. 16 is no longer mandatory by regulation, but is still permitted through contract. The new CVM Resolution also allows IFA entities to become corporations and to admit unlicensed partners (i.e., non-IFA partners).

11	FORM 20-F

«Table of Contents

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
In 2013 and 2014, XP CCTVM suffered security breaches, through which an individual improperly accessed a small portion of our customer records and obtained certain non-material customer registration information, such as name, address and email, and subsequently publicly disclosed such information in January 2017. The security breaches were identified and immediately remedied, did not result in the imposition of penalties or fines from the relevant regulatory authorities, and did not materially impact us. We assisted all affected customers and mitigated their damages. Since 2019, we have further developed our policies and procedures regarding cybersecurity risk management and prevention of material cybersecurity incidents through what we believe are more comprehensive controls and standards that we use to monitor cybersecurity risk on an ongoing basis. We have also increased our cybersecurity team and ongoing training as well as increased board supervision of such risk as a result of our adoption of policies to comply with Brazilian Law No. 12,908 and other rules on aspects of data privacy and cyber security.
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

12	FORM 20-F

«Table of Contents

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
As administrative sanctions established by Law No. 13,709/2018 (Lei Geral de Proteção de Dados Pessoais), or the “LGPD” are now enforceable, cybersecurity incidents and data breach or leakage events may subject us to penalties. Any proceeding or action, and any related indemnification obligation, could damage our reputation, force us to incur significant expenses in defense of these proceedings, divert the attention of our management, increase our costs of doing business or result in the imposition of financial penalties.
Further, as a consequence of the COVID-19 pandemic, most of our employees continue to work remotely from home or in a hybrid model. Based on thorough assessments of the well-being and performance of our workforce, our management announced on September 11, 2020 the company-wide adoption of the work from home and hybrid models. This may cause increases in the unavailability of our systems and infrastructure, interruption of telecommunication services, generalized system failures and heightened vulnerability to cyberattacks. Accordingly, our ability to conduct our business may be adversely impacted.
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

13	FORM 20-F

«Table of Contents

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
We rely on a number of external service providers for certain key market information and data, technology, processing and supporting functions, such as Microsoft, SAP and Oracle, among others. These include trading platform, portfolio management and asset allocation services, account opening and management systems, communication systems, registration systems, data control systems, information security systems, anti-fraud systems, trading surveillance systems, exchanges, clearinghouses, accounting and others which are of critical importance for us in order to provide our services to our clients in a satisfactory manner as well as to maintain our internal control systems, including accounting and risk management. These service providers may face technical, operational and security risks of their own, including risks similar to those that we face as described herein. Any significant failures by them, including improper use or disclosure of our confidential customer, employee or company information, could interrupt our business, cause us to incur losses and harm our reputation. Particularly, we have contracted with Bloomberg, Reuters and certain other institutions to allow our clients to access real-time market information data, which are essential for our clients to make their investment decisions and take certain actions (such as making trades). Also, for our accounting, risk management and internal control processes, we rely on several other software that are subject to malfunction, errors, bugs and/or security issues. Any failure of such information or software providers to update, deliver, prepare or process the data in a timely and/or correct manner as provided in the agreements could lead our clients or us to potential losses, which may in turn affect our business operations and reputation and may cause us to incur losses.

14	FORM 20-F

«Table of Contents

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

15	FORM 20-F

«Table of Contents

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

16	FORM 20-F

«Table of Contents

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
In addition, in order to manage our growth effectively, we must continue to strengthen our existing infrastructure, develop and improve our internal controls, create and improve our reporting systems, and timely address issues as they arise. We expect to increase our capital expenditures to support the growth in our business and operations, including for the construction of Villa XP at São Roque, State of São Paulo, or “Villa XP.” The construction process of Villa XP may result in additional capital expenditures or lead to overruns of the initial budget for this project. This expansion and operation involve significant risks that could lead to lost revenues or increased expenses, including: construction and operational delays, unanticipated cost overruns, unforeseen engineering, regulatory and/or environmental problems, the inability to obtain or renew required operational permits and governmental approvals for the location, employee relocation and work stoppages, particularly as a result of the ongoing COVID-19 pandemic. The construction of Villa XP and other expansion efforts may require substantial financial expenditures, commitments of resources, developments of our processes, and other investments and innovations. Furthermore, we encourage employees to quickly develop and launch new features for our products and services. As we grow, we may not be able to execute as quickly as smaller, more efficient organizations. If we do not successfully manage our growth, our business will suffer, which may have an adverse effect on our financial condition, results of operations and capacity to fulfill our contractual obligations.
The execution of the Villa XP project is subject to risks, including environmental and cost overrun.
The Villa XP project is a complex enterprise, to occupy an extensive area in the municipality of São Roque, which we acquired and is subject to several risks, including, but not limited to, cost overrun and environmental matters in the construction process. The area in which Villa XP is being constructed includes forests and other natural resources that are subject to extensive environmental regulation, including in relation to natural springs and solid waste management, as well as maintenance of land reserve and permanent preservation areas.
Environmental standards that are applicable to Villa XP are issued at the federal, state and local levels, and changes in the laws, rules, policies or procedures adopted in the enforcement of the current laws may adversely affect us. In Brazil, violations of environmental laws, regulations and authorizations could result in administrative, civil or criminal penalties for us, our management and our employees, including fines and imprisonment.
Governmental agencies or other competent authorities may provide new rules or additional regulations even stricter than the ones in force, or they may pursue a stricter interpretation of the existing laws and regulations, which could require us to invest additional resources in environmental compliance or to restrict our ability to operate or develop Villa XP as initially envisioned. Additionally, noncompliance with or a violation of any such laws and regulations could result in the revocation of any licenses and suspension of the development of the Villa XP project or in our liability for environmental remediation costs, which could be substantial. Moreover, failure to comply with environmental laws and regulations could restrict our ability to obtain financing.
Furthermore, the execution of the Villa XP project has been affected by the COVID-19 pandemic. Several service providers have been affected by the economic crisis post COVID-19, causing delays to the project, such as the construction company (Método Engenharia Ltda.), which filed for judicial reorganization in January 2022. Moreover, the pandemic affected supply chains worldwide, which, together with governmental efforts to strengthen economies, resulted in inflationary pressures in several segments and cost increases. Any further adjustments in the project, including related to environmental matters, may result in additional costs, which can affect our financial condition.

17	FORM 20-F

«Table of Contents

We are subject to increasing scrutiny from certain investors with respect to the societal and environmental impact of investments made at our platform, which may constrain capital deployment opportunities and adversely impact our ability to attract new customers or raise capital.
In recent years, certain investors, including public pension funds, have placed increasing importance on the negative impacts of investments made by the private equity and other funds to which they commit capital, including with respect to ESG matters. Certain investors have also demonstrated increased activism with respect to existing investments, including by urging asset managers to invest or refrain from investing in securities of certain companies and/or industries. Increased focus and activism related to ESG and similar matters and the demands of certain investors, including public pension funds, may further limit the types of investments that are available to our customers through our platform or to investments by the funds we manage, including our ability to raise capital and deploy such resources, which may impact our Client Assets and AuM and, therefore, our related fees. In addition, investors, including public pension funds, may decide to withdraw capital from our platform or funds we manage or to not commit capital to future fundraises as a result of their assessment of our approach to and consideration of the social cost of investments made by our operations or companies that received investments from the funds we manage. To the extent our access to capital from investors, including public pension funds, is impaired, we may not be able to maintain or increase the size of our funds or raise sufficient capital for new funds, which may adversely impact our revenues. For further information on our ESG matters, see “Item 6. Directors, Senior Management and Employees—C. Board Practices ESG – Environmental, Social and Governance Committee.”
In addition, ESG matters and concerns relating to the use of misleading labels and marketing materials in relation to investment products have been the subject of increased focus by regulatory authorities in the EU. For example, in 2021 certain requirements under Regulation (EU) 2019/2088, also known as the Sustainable Finance Disclosure Regulation or SFDR, came into force. The SFDR was introduced to improve transparency in the market for sustainable investment products, to prevent greenwashing and to increase transparency around sustainability claims made by, among others, fund and asset managers. In 2022, the EU Taxonomy Regulation (Regulation (EU) 2020/852) entered into force. The Taxonomy Regulation establishes a framework for classifying whether an economic activity is “environmentally sustainable”. As a result of these and other legislative initiatives, we may be required to provide additional disclosure to EU-based investors in our funds with respect to ESG matters.
The Company is further subject to more general Social, Environmental and Climate Risks, associated to the Company’s business, which may adversely impact its operations and financial/reputational standing.
For us, social and environmental risks refer to the likelihood of losses arising from exposure to environmental and social events related to our activities. We also understand climate risk as the possibility of losses caused by the materialization of climatic events, including extreme weather events and chronic changes in climate patterns, as well as climate-transition risks, including reputational, legal, and market risks that may arise as a consequence of transitioning to a low-carbon economy.
The absence of the incorporation of social, environmental, and climatic risks into our risk governance structure for adequate measurement, assessment, management, monitoring, and disclosure of information may result in adverse impacts on our profitability, revenue generation, competitiveness, funding costs, and capital requirements.
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

18	FORM 20-F

«Table of Contents

As a result, our revenues and earnings may vary significantly from quarter to quarter and from year to year. In addition, lower price levels of securities may result in reduced volumes of securities, options and futures transactions, with a consequent reduction in our commission revenues. In periods of low retail and institutional brokerage volume and reduced investment banking activity, profitability is impaired because certain expenses remain relatively fixed. Sudden sharp declines in market values of securities and the failure of issuers and counterparties to perform their obligations can result in illiquid markets, which, in turn, can make it difficult to sell securities. In the event of a market downturn, our business could be adversely affected in many ways, potentially for a prolonged period of time, for example as a result of the impact of overall market declines and increased market volatility due to the COVID-19 pandemic on our equity and equity funds’ position and on the fair value of our Client Assets, which could lead to reduced demand for the asset class. Our revenues are likely to decline in such circumstances, and if we are unable to reduce expenses at the same pace, our profit margins would erode, which could have a material adverse effect on our business, financial condition, and results of operations.
We derive a significant portion of our revenues from one of our operating subsidiaries.
A significant portion of our revenues is derived from one of our principal operating subsidiaries, XP CCTVM. For the years ended December 31, 2022, 2021 and 2020, the average net revenue of XP CCTVM represented approximately 58% of our total consolidated net revenue for such periods. We expect that we will continue to depend on XP CCTVM for a significant portion of our revenues for the foreseeable future, and any decrease in the revenue of XP CCTVM or any other event significantly affecting XP CCTVM may have a material adverse effect on our financial condition and results of operations.
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

19	FORM 20-F

«Table of Contents

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
We could fail to maintain effective internal controls over financial reporting, and thus be unable to accurately report our results of operations, meet our reporting obligations and/or prevent fraud.
Our controls are designed to provide reasonable assurance on the information disclosed in our financial report, but, as result of inherent limitations in our internal control over financial reporting, we cannot assure that significant deficiencies or material weaknesses in our internal control over financial reporting will not be identified in the future. In addition, if we fail to maintain the adequacy of our internal control over financial reporting, as accounting standards are modified, supplemented or amended from time to time, we may not be able to conclude on an ongoing basis that we have effective internal control over financial reporting in accordance with Section 404 of the Sarbanes-Oxley Act of 2002. For further information, see “Item 15. Controls and Procedures—D. Changes in Internal Control Over Financial Reporting.” If we fail to maintain an effective internal control environment, we could suffer material misstatements in our financial statements, fail to meet our reporting obligations or fail to prevent fraud, which would likely cause investors to lose confidence in our reported financial information. This could, in turn, limit our access to capital markets, harm our results of operations, and lead to a decline in the trading price of our Class A common shares. Additionally, ineffective internal control over financial reporting could expose us to increased risk of fraud or misuse of corporate assets and subject us to potential delisting from Nasdaq, regulatory investigations and civil or criminal sanctions.

20	FORM 20-F

«Table of Contents

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

21	FORM 20-F

«Table of Contents

If any person in the Cayman Islands knows or suspects or has reasonable grounds for knowing or suspecting that another person is engaged in criminal conduct or money laundering or is involved with terrorism or terrorist financing and property and the information for that knowledge or suspicion came to their attention in the course of business in the regulated sector, or other trade, profession, business or employment, the person will be required to report such knowledge or suspicion to (1) the Financial Regulatory Authority, or “FRA,” of the Cayman Islands, pursuant to the Proceeds of Crime Act (As Revised) of the Cayman Islands, if the disclosure relates to criminal conduct or money laundering, or (2) a police officer of the rank of constable or higher, or the FRA, pursuant to the Terrorism Act (As Revised) of the Cayman Islands, if the disclosure relates to involvement with terrorism or terrorist financing and property. Such a report shall not be treated as a breach of confidence or of any restriction upon the disclosure of information imposed by any enactment or otherwise.
Certain of our subsidiaries are subject to regulation in the United States, such as our subsidiary, XP Investments US, LLC, which is registered with the SEC and FINRA as a broker-dealer, and XP Advisory US, Inc., which is registered with the SEC as an investment adviser. We do not believe that we or any of our subsidiaries engage in any financial services activities in the United States that would require a license from any U.S. federal or state banking authorities or other financial regulators, except those licenses and registrations that have already been obtained If we are found to have engaged in a banking or other financial services business in the United States without an appropriate registration or license, we could be subject to liability, or forced to cease doing such business, change our business practices, or obtain the appropriate license or registration. If we or any of our subsidiaries obtain additional licenses or registrations in the United States, we could be subject to compliance with additional applicable laws and regulations, including anti-money laundering and terrorist financing laws and regulations, which could adversely affect our business, financial condition, or results of operations.
Although we have a compliance program focused on applicable laws, rules, and regulations (which currently is principally focused on Brazilian and U.S. law) and are continually investing in this program, we may nonetheless be subject to fines or other penalties in one or more jurisdictions levied by federal, state or local regulators as well as those levied by foreign regulators. In addition to fines, penalties for failing to comply with applicable rules and regulations could include significant criminal and civil lawsuits, forfeiture of significant assets, or other enforcement actions, including loss of required licenses or approvals in a given jurisdiction. We could also be required to make changes to our business practices or compliance programs as a result of regulatory scrutiny. In addition, any perceived or actual failure to comply with applicable laws, rules, and regulations could have a significant impact on our reputation as a trusted brand and could cause us to lose existing clients, prevent us from obtaining new clients, require us to expend significant funds to remedy problems caused by breaches and to avert further breaches, and expose us to legal risk and potential liability, and we could be (1) required to pay substantial fines and disgorgement of our profits; (2) required to change our business practices; or (3) subjected to insolvency proceedings such as an intervention by the Central Bank, as well as the out-of-court liquidation of XP CCTVM, and any of our subsidiaries to whom authorizations may be granted in the future. Any disciplinary or punitive action by our regulators or failure to obtain required operating authorizations could seriously harm our business and results of operations.
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

22	FORM 20-F

«Table of Contents

On August 14, 2018, the President of Brazil approved the LGPD, a comprehensive personal data protection law establishing general principles and obligations that apply across multiple economic sectors and contractual relationships. The LGPD establishes detailed rules for the collection, use, processing and storage of personal data and affects all economic sectors, including the relationship between customers and suppliers of goods and services, employees and employers and other relationships in which personal data is collected, whether in a digital or physical environment. The penalties and fines for violations of the LGPD, which became applicable as of August 1, 2021, include: (1) warnings, with the imposition of a deadline for the adoption of corrective measures; (2) a one-time fine of up to 2% of gross sales of the company or a group of companies up to a maximum amount of R$50,000,000 per violation; (3) a daily fine, up to a maximum amount of R$50,000,000 per violation; (4) public disclosure of the violation; (5) the restriction of access to the personal data to which the violation relates, until corrective measures are implemented; (6) deletion of the personal data to which the violation relates; (7) partial suspension of the databases to which the violation relates for up to 12 months, until corrective measures are implemented; (8) suspension of the personal data processing activities to which the violation relates for up to 12 months; and (9) partial or full prohibition on personal data processing activities.
Compliance with the LGPD is required since the date it became effective, and all administrative fines and sanctions are currently enforceable and data subjects, the public prosecutor’s offices and private associations, for example, are also able to file lawsuits in courts to enforce the provisions of the LGPD and seek redress. Moreover, the LGPD does not preclude the enforcement of administrative sanctions set forth in other laws dealing with privacy and data protection matters, such as the Consumer Defense Code and the Brazilian Internet Law (Marco Civil da Internet). These administrative sanctions could be enforced by other public authorities, such as the public prosecutor’s offices and consumer protection agencies together with sanctions and fines under the LGPD.
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
In order to obtain antitrust regulatory approvals from Brazil’s Administrative Council for Economic Defense (Conselho Administrativo de Defesa Econômica), or “CADE,” and the Central Bank for the Itaú Transaction, we entered into agreements with CADE and the Central Bank (the latter of which was terminated and is no longer in force). Pursuant to our agreement with CADE, which was valid until December 31, 2022, we agreed, among other measures, to: (1) adopt equal treatment practices in our relationships with suppliers of financial products; (2) refrain from entering into exclusive relationships with independent financial advisors (except as permitted by applicable regulations); (3) facilitate transferability of clients’ financial products to competing platforms; and (4) maintain a “no fee” policy for specific types of financial products. A breach by us of any of the aforementioned measures would result in financial penalties, antitrust investigations and the revision of the agreement with CADE. Although such agreement expired, we cannot predict whether we will need to enter into similar agreements with CADE in the future in connection to any new transaction we might do in the future.

23	FORM 20-F

«Table of Contents

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
Changes in tax laws, regulations, related interpretations and tax accounting standards in Brazil, the United States or the United Kingdom (countries where we operate), or the Cayman Islands, may result in a higher tax rate on our earnings, which may significantly reduce our profits and cash flows from operations. For example, social contribution on net profits, or “CSLL,” are typically levied in Brazil at a rate of 9%. However, financial institutions (i.e., XP CCTVM) and insurance companies (i.e., XP Vida e Previdência) are subject to a higher CSLL rate of 15%, while as of March 2020, Brazilian banks (i.e., Banco XP) are subject to a CSLL rate of 20%. In July 2021, Law No. 13,148/2021 increased the CSLL rate by 5% for all Brazilian financial entities until December 2021 (Brazilian banks were subject to a CSLL rate of 25% until December 31, 2021) and for all other financial entities, including insurance companies (these companies were subject to a CSLL rate of 20%, until December 31, 2021). During the period in which the 5% rate increase was in effect, the combined rate of taxes of income, which includes corporate income tax, or “IRPJ,” was 50% for banks and 45% for all other financial institutions. As of January 1, 2022, the aggregate income tax rate (IRPJ and CSLL) applied specifically to Brazilian banks returned to 45% while the combined income tax rate for other financial institutions (i.e., XP CCTVM and XP Vida e Previdência) returned to 40%. However, with the enactment of Federal Law No. 14,446/2022, the rate of CSLL applied for all financial entities was increased in 1% until December 12, 2022 (Brazilian banks were subject to CSLL rate of 26% while all other financial entities, including insurance companies, were subject to a rate of 21%).
In addition, our financial condition and results of operations may decline if certain tax incentives are not retained or renewed. For example, Brazilian Law No. 11,196 currently grants tax benefits to companies that invest in research and development, provided that some requirements are met, which significantly reduces our annual corporate income tax expense. If the taxes applicable to our business increase or any tax benefits are revoked and we cannot alter our cost structure to pass our tax increases on to clients, our financial condition, results of operations and cash flows could be adversely affected. Our activities are also subject to sales taxes such as Federal contributions to PIS (Programa de Integração Social) and COFINS (Contribuição para o Financiamento da Seguridade Social) as well as the Municipal Tax on Services so called ISS (Imposto sobre Serviços). Any increases in PIS, COFINS or ISS rates could also harm our profitability.
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

24	FORM 20-F

«Table of Contents

At the local level, the Brazilian government enacted Supplementary Laws No. 157/16 and No. 175/20, which imposed changes regarding the ISS collection applied to the rendering of part of our services. These changes created new obligations, as ISS will now be due in the municipality in which the acquirer of our services is located rather than in the municipality in which the service provider’s facilities are located. This obligation took force in January 2018, but has been delayed by Direct Unconstitutionality Action No. 5835, or the “ADI,” filed by taxpayers. The ADI challenges the constitutionality of Supplementary Law No. 157/16 before the Brazilian Supreme Court, arguing that the new legislation would adversely affect companies’ activities due to the increase of costs and bureaucracy related to the ISS payment to several municipalities and the compliance with tax reporting obligations connected therewith. As a result, the Brazilian Supreme Court granted an injunction to suspend the enforcement of Supplementary Law No. 157/16.
In June 2020, the ADI was included in the judgment agenda of the Brazilian Supreme Court but, as of the date of this annual report, a final decision on this matter is currently pending. The Brazilian government enacted Supplementary Law No. 175/20 to clarify certain ISS rules set forth by Supplementary Law No. 157/16. As of December 2022, there were several points pending resolution, such as the conclusion of the system in which taxpayers should pay the ISS following those new ISS rules. Our understanding, supported by legal opinion obtained on behalf of a class association that we are currently a member of, the applicability of Supplementary Law No. 175/20 is delayed by the ADI No. 5835 aforementioned, and a final decision on this matter is currently pending.
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
We are, and may be in the future, party to legal, arbitration and administrative investigations, inspections and proceedings arising in the ordinary course of our business or from extraordinary corporate, tax or regulatory events, involving our clients, suppliers, customers, investors, as well as competition, government agencies, tax and environmental authorities, particularly with respect to civil, tax and labor claims. Indemnity rights that we seek to negotiate in certain transactions may not cover all claims that may be asserted against us, and any claims asserted against us, regardless of merit or eventual outcome, may harm our reputation. Also, we may in the future be party to one or more securities class actions regarding our registration statements, annual reports on Form 20-F, and other related reports. Furthermore, there is no guarantee that we will be successful in defending ourselves in future litigation or similar matters under various laws. Should the ultimate judgments or settlements in any future litigation or investigation significantly exceed any amounts we are able to recover under any indemnity arrangements, such judgments or settlements could have a material adverse effect on our business, financial condition and results of operations and the price of our Class A common shares. Further, even if we adequately address issues raised by an inspection conducted by an agency or successfully defend our case in an administrative proceeding or court action, we may have to set aside significant financial and management resources to settle issues raised by such proceedings or those lawsuits or claims, which could adversely affect our business. See “Item 8. Financial Information—A. Consolidated Statements and Other Financial Information—Legal Proceedings.”

25	FORM 20-F

«Table of Contents

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
We may also be subject to costly litigation in the event our services and technology infringe upon or otherwise violate a third party’s proprietary rights. Third parties may have, or may eventually be issued, patents that could be infringed by our services or technology. Any of these third parties could make a claim of infringement against us with respect to our services or technology, and we have been subject to such claims in the past. Also, we may in the future be party to one or more claims by third parties for breach of copyright, trademark, license usage or other intellectual property rights. We are not currently a defendant in any proprietary rights infringement proceedings. Any claim from third parties may result in a limitation on our ability to use the intellectual property subject to these claims or could prevent us from registering our brands as trademarks. Additionally, in recent years, individuals and groups have been purchasing intellectual property assets for the sole purpose of making claims of infringement and attempting to extract settlements from companies like ours. Even if we believe that intellectual property-related claims are without merit, defending against such claims is time-consuming and expensive and could result in the diversion of the time and attention of our management and employees. Claims of intellectual property infringement also might require us to redesign affected services, enter into costly settlement or license agreements, pay costly damage awards, change our brands, or face a temporary or permanent injunction prohibiting us from marketing or selling certain services or using certain brands. Even if we have an agreement for indemnification against such costs, the party providing such indemnification may be unwilling or unable to comply with its indemnification obligations. If we cannot or do not license the infringed technology on reasonable terms or substitute similar technology from another source, our revenues and earnings could be adversely impacted.
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

26	FORM 20-F

«Table of Contents

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
Certain acquisitions, partnerships and joint ventures we make may prevent us from competing for certain clients or in certain lines of business and may lead to a loss of clients. For example, in order to obtain antitrust regulatory approvals from CADE and regulatory approvals from the Central Bank in connection with the Itaú Transaction, we entered into agreements with CADE and the Central Bank pursuant to which we agreed to certain restrictions on our ability to acquire interests in financial investment platforms. Due to the Itaú Unibanco Holding spin-off, the Central Bank restrictions ceased to have effect on July 23, 2021 and CADE’s restrictions ceased to have effect on December 31, 2022.

27	FORM 20-F

«Table of Contents

In addition, we may spend time and money on projects that do not increase our revenue or profitability. To the extent we finance any acquisition or investment in cash, it would reduce our cash reserves, and to the extent the purchase price is paid with our common shares, it could be dilutive to our shareholders. To the extent we finance any acquisition or investment with the proceeds from the incurrence of debt, this would increase our level of indebtedness and could negatively affect our liquidity and credit rating and restrict our operations. Our competitors may be willing to pay more than us for acquisitions or investments, which may cause us to lose certain opportunities that we would otherwise desire to complete. Moreover, we may face contingent liabilities in connection with our acquisitions and joint ventures, including, among others, (1) judicial and/or administrative proceeding or contingencies relating to the company, asset or business acquired, including civil, regulatory, tax, labor, social security, environmental and intellectual property proceedings or contingencies; and (2) financial, reputational and technical issues, including with respect to accounting practices, financial statement disclosures and internal controls, as well as other regulatory or compliance matters, all of which we may not have identified as part of our due diligence process and that may not be sufficiently identifiable under the relevant acquisition or joint venture agreement. We cannot assure you that any acquisition, partnership, investment or joint venture we make will not have a material adverse effect on our business, financial condition and results of operations. As of the date of this annual report, there were no indicators of a potential impairment in our goodwill and intangible assets.
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
We have implemented risk management and mitigation processes and strategies, including the use of risk models in analyzing and monitoring the various risks that our subsidiaries are exposed to as part of our activities. Our risk management policies are designed to identify and analyze the risks, to set appropriate risk limits and controls, and to monitor risks and adherence to the limits. Risk management policies and systems are reviewed regularly to reflect changes in market conditions and in our activities.
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

28	FORM 20-F

«Table of Contents

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

29	FORM 20-F

«Table of Contents

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
As of December 31, 2022, our balance sheet includes goodwill and intangible assets that amounted to R$844 million. These assets consist primarily of identified goodwill and intangible assets associated with our acquisitions and investments in associates and joint ventures. We also expect to engage in additional acquisitions and investments in associates and joint ventures, which may result in our recognition of additional goodwill and intangible assets. Under current accounting standards, we are required to amortize certain intangible assets over the useful life of the asset, while certain other intangible assets (including goodwill) are not amortized. On at least an annual basis, we assess whether there have been impairments in the carrying value of certain intangible assets and goodwill. If the carrying value of the asset is determined to be impaired, then it is written down to fair value by a charge to operating earnings. An impairment of a significant portion of goodwill and intangible assets could have a material adverse effect on our business, financial condition and results of operations.

30	FORM 20-F

«Table of Contents

The regulatory regime governing blockchain technologies and digital assets in Brazil is uncertain, and new regulations or policies may adversely impact demand for our services and therefore our business, financial condition and results of operations as well as the market price of XP Shares (including in the form of XP BDRs).
We currently offer trading and custody digital asset services to our customers and pass through to our customers the benefits of our partners’ custody services. Parfin is a limited liability company organized and chartered in the state of São Paulo. Parfin currently engages in digital asset activities in Brazil.
The treatment of digital assets continues to evolve under Brazilian law. The CVM, the Brazilian Central Bank, or the “Central Bank,” and the Brazilian Internal Revenue Service (Receita Federal Brasileira) have also made official pronouncements or issued guidance regarding the early treatment of digital assets in Brazil, such as the CVM Resolution No. 175/2022, which allows investment funds to acquire digital-assets qualified as financial assets under Brazilian law, subject to certain conditions. However, the Central Bank and the CVM have not yet issued any official regulation that would cover the issuance, listing, offer, sale, trading, clearing and holding of digital assets or the activities of digital asset market participants.
On December 21, 2022, Law No. 14,478/2022 (Marco Legal dos Criptoativos) or the “Brazilian Crypto Assets Law,” was approved by the President of Brazil, which provides guidelines to be observed in the provision of virtual assets services and in the regulation of virtual assets service providers. The Brazilian Crypto Assets Law will come into force 180 days after its publication in the Brazilian Official Gazette, which occurred on December 22, 2022. The rule might depend on interpretation and issue of future regulations for a joint interpretation of the law. We cannot be certain as to how future regulatory developments will impact the treatment of digital assets under the law, including, but not limited to, whether crypto assets will be classified as a security, commodity, currency and/or new or other existing classification.
The Brazilian Crypto Assets Law provides that a specific government agency (that is currently yet to be selected or created, if required), will be responsible for the regulation of digital assets services and activities and for authorizing companies to provide such services. The Brazilian Crypto Assets Law provides that any company already authorized by the Central Bank to engage in certain services will not require new authorization to implement these services for digital assets, such an authorized company will still be required to comply with any new regulation within not less than six months of its passage. Although no government agency has been appointed or created pursuant to the Brazilian Crypto Assets Law or otherwise to regulate digital assets or digital asset service providers, the Brazilian Crypto Assets Law sets forth general principles that shall guide the actions of the responsible government agency as to its regulation over digital asset service providers. Some of these guiding principles include good corporate governance and the prevention of money laundering and the financing of terrorism.
As blockchain technologies and digital assets business activities grow in popularity and market size, and as new digital assets businesses and technologies emerge and proliferate, Brazilian legislators and regulators are likely to revisit and update their laws and policies, and can be expected to continue to do so in the future. It is not possible to know how such laws and rules might impact the ability of digital asset markets to function or how any new regulations that may flow from such laws or rules might impact the value of digital assets generally and those offered by us and our Brazilian partners such as Parfin to our customers specifically. Changes in the legislative or regulatory environment, including changing interpretations and the implementation of new or varying regulatory requirements by the Brazilian government, may significantly affect or change the manner in which we currently conduct some aspects of our business and, as a result, our business, financial condition and results of operations as well as the market price of XP Shares (including in the form of XP BDRs).
We face risks relating to illiquidity of markets and possible manipulation of blockchain-based assets.
There may be a lack of liquid markets and possible manipulation of blockchain-based assets. Digital assets registered in a blockchain do not have a standardized exchange, like a stock market, so there is less liquidity for such assets and greater possibility of fraud or manipulation. A lack of stability in digital asset exchanges and the closure or temporary shutdown of digital asset exchanges due to fraud, business failure, hackers or malware, or government mandated regulation may reduce confidence in the platform and result in greater volatility in the price of the digital asset tokens. The digital token market is new and rapidly evolving market which may be subject to substantial and unpredictable disruptions and cause significant volatility in the prices of digital tokens. There is no assurance that the digital token market will be free from such disruptions or that any such disruptions may not adversely affect the tokenholder’s ability to sell the digital asset tokens.

31	FORM 20-F

«Table of Contents

If we do not respond to rapid technological changes, our services could become obsolete and we could lose customers.
To remain competitive, we must continue to enhance and improve the functionality and features of our services, including those provided through the XTAGE platform, a new platform for trading digital assets, in collaboration with Nasdaq, a global leading technology company serving the capital markets and other industries. We may face material delays in introducing new services, products and enhancements. If this happens, our customers may forego the use of our websites and use those of our competitors. If competitors introduce new products and services using new technologies or if new industry standards and practices emerge, our existing technology and systems may become obsolete. Our failure to respond to technological change or to adequately maintain, upgrade and develop our computer network and the systems used to process customers’ orders and payments could harm our business, prospects, financial condition and results of operations.
Use of social media may adversely impact our reputation.
There has been a marked increase in the use of social media platforms and similar devices, including blogs, social media websites and other forms of internet-based communications that allow individuals access to a broad audience of consumers and other interested persons. Consumers value readily available information concerning retailers, manufacturers, and their goods and services and often act on such information without further investigation, authentication and without regard to its accuracy. The availability of information on social media platforms and devices is virtually immediate as is its impact. Social media platforms and devices immediately publish the content their subscribers and participants post, often without filters or checks on accuracy of the content posted. The opportunity for dissemination of information, including inaccurate information, is seemingly limitless and readily available. Information concerning our company may be posted on such platforms and devices at any time. Information posted may be adverse to our interests, may be inaccurate, and may harm our performance, prospects or business. The harm may be immediate without affording us an opportunity for redress or correction. Such platforms also could be used for the dissemination of trade secret information or otherwise compromise valuable company assets, all of which could harm our business, prospects, financial condition and results of operations.
Our expansion into new products, services, technologies, and geographic regions subjects us to additional risks.
We may have limited or no experience in our newer markets, and our customers may not adopt our product or service offerings. These offerings, which can present new and difficult technology challenges, may subject us to claims if customers of these offerings experience service disruptions or failures or other quality issues. For example, certain digital assets may prove to be speculative and not sustain the value they currently have to our clients. In addition, profitability, if any, in our newer activities may not meet our expectations, and we may not be successful enough in these newer activities to recoup our investments in them. Failure to realize the benefits of amounts we invest in new technologies, products, or services could result in the value of those investments being written down or written off.
We may face several risks due to disruptions in the crypto asset markets, including but not limited to the risk from depreciation in our stock price, financing risk, risk of increased losses or impairments in our investments or other assets, risks of legal proceedings and government investigations, and risks from price declines or price volatility of crypto assets.
In the first half of 2022, some of the well-known crypto asset market participants, including Celsius Network, Voyager Digital Ltd., and Three Arrows Capital, declared bankruptcy, resulting in a loss of confidence in participants of the digital asset ecosystem and negative publicity surrounding digital assets more broadly. In November 2022, FTX, the third largest digital asset exchange by volume at the time, halted customer withdrawals and shortly thereafter, FTX and its subsidiaries filed for bankruptcy.
In response to these events, the digital asset markets, including the market for bitcoin specifically, have experienced extreme price volatility and several other entities in the digital asset industry have been, and may continue to be, negatively affected, further undermining confidence in the digital assets markets and in bitcoin. These events have also negatively impacted the liquidity of the digital assets markets as certain entities affiliated with FTX engaged in significant trading activity. If the liquidity of the digital assets markets continues to be negatively impacted by these events, digital asset prices (including the price of bitcoin) may continue to experience significant volatility and confidence in the digital asset markets may be further undermined. These events are continuing to develop and it is not possible to predict at this time all of the risks that they may pose to us, our service providers or on the digital asset industry as a whole.
We had no direct exposure to FTX or any of the above-mentioned cryptocurrency companies. We will not have material assets that may not be recovered or may otherwise be lost or misappropriated due to the bankruptcies. However, the failure or insolvency of large exchanges like FTX may cause the price of crypto assets to fall and decrease confidence in the ecosystem, which could adversely affect us.

32	FORM 20-F

«Table of Contents

As of the date of this annual report, we are not subject to any legal proceedings or government investigations in Brazil or in other jurisdictions except as otherwise disclosed in the annual report on Form 20-F. However, in the past, following periods of volatility in the market price of a company’s securities, securities class-action litigation has often been brought against companies and we may be targeted by such legal proceedings or investigations in the future. Litigation of this type may be expensive to defend and may divert our management’s attention and resources from the operation of our business.
The recent disruption in the crypto asset markets may harm our reputation.
To the extent our counterparties/suppliers view our business as linked to the value of the crypto assets, they may lose confidence in enter into business with us and may deem our business to be risky. It may be difficult for us to reach the same business terms with such counterparties/suppliers like we did before. For example, our suppliers would require more deposits or advance payments from us.
In addition, additional regulations may subject us to investigation, administrative or regulatory proceedings, and civil or criminal litigation, all of which could harm our reputation and affect our business operation and the value of our ordinary shares. If we have difficulties to comply with such additional regulatory and registration requirements, we may have to cease certain or all of our operations. Any such actions could have a material adverse effect on our business, financial condition and results of operations.
Since there has been limited precedent set for financial accounting of digital assets, including bitcoin, it is unclear how we will be required to account for transactions involving digital assets.
Because there has been limited precedent set for the financial accounting of cryptocurrencies and related revenue recognition and no official guidance has yet been provided, it is unclear how companies may in the future be required to account for cryptocurrency transactions and assets and related revenue recognition. A change in regulatory or financial accounting standards or interpretation by the competent authorities could result in changes in our accounting treatment and the necessity to restate our financial statements.
Such a restatement could adversely impact the accounting for the crypto assets, more generally, negatively impact our business, prospects, financial condition and results of operations.
We face risks relating to the lack of, or inconsistent, regulation in digital asset exchange.
There may be risks posed by the lack of, or inconsistent, regulation in this space. Digital asset exchanges on which the digital asset tokens are traded may be relatively new and largely unregulated and therefore may be exposed to fraud and failure. Any future regulatory developments could affect the viability and expansion of the use of blockchain technology. Because blockchain technology systems may operate across many national boundaries and regulatory jurisdictions, it is possible that blockchain technology may be subject to widespread and inconsistent regulation. Various legislative and executive bodies in the United States, China, Singapore and in other countries are currently considering, or may in the future consider, laws, regulations, guidance, or other actions, which may severely impact the XTAGE’s ability to gain market share. Failure by XTAGE or its representatives to comply with any laws, rules and regulations, some of which may not exist yet or are subject to interpretation and may be subject to change, could result in a variety of adverse consequences, including civil penalties and fines, which might have an adverse impact on XTAGE’s activities.
A determination that a digital asset is a “security” for purposes of the Brazilian securities laws could limit or prohibit listing, trading, custodying or engaging in other activities with that digital asset in Brazil and with or for Brazilian parties, which could adversely affect the value of that digital asset and potentially digital assets generally, and could therefore adversely impact our business, financial condition and results of operations as well as the market price of XP Shares (including in the form of XP BDRs).
Depending on its characteristics, a digital asset may be considered a “security” (valor mobiliário) under Brazilian securities laws and the CVM regulation. The test for determining whether a particular digital asset is a “security” is complex and difficult to apply, and the outcome is difficult to predict.

33	FORM 20-F

«Table of Contents

Whether a digital asset is a security (valor mobiliário) under Brazilian securities laws and CVM regulation depends on whether it is included in the lists of instruments making up the definition of “security” in Law No. 6,385/1976, as amended. Digital assets as such do not appear in Article 2 of Law No. 6,385/1976, although it includes the term “collective investment contract” (contrato de investimento coletivo), that is defined as “when publicly offered, any other collective investment instrument or contract that creates the right of participation, on profits or remuneration, including as a result of the rendering of services, and whose profits derive from the efforts of the entrepreneur or from the efforts of third parties.” This concept is inspired by the test developed by the U.S. Supreme Court to analyze whether a particular asset is a security under U.S. federal securities laws, known as the Howey test. Although the application of the Howey test to determine whether or not a contract is a “collective investment contract” in Brazil does not derive from an explicit law or CVM regulation and the CVM is not obliged to follow the U.S. Supreme Court interpretation of this test, the CVM applies its own interpretation in Brazil of the Howey test to decide whether a particular digital asset is a “collective investment contract,” as the Howey test was used as an inspiration for the “collective investment contract” concept created by Law No. 6,385/1976. For many digital assets, whether or not a contract is a “collective investment contract” under the CVM’s interpretation in Brazil of the Howey test is subjective, and legal arguments can often be made both in favor of and against a particular digital asset constituting a “collective investment contract” under the CVM’s interpretation. In this sense, there are recent cases in which the CVM has acknowledged that a digital asset may, depending on its characteristics, be qualified as a “collective investment contract” and, consequently, its issuer may be subject to a company registration on CVM under CVM Resolution No. 80/2022 and its public offering may be subject to registration on CVM under CVM Resolution No. 160/2022.
Any enforcement action by the CVM, Central Bank or any state regulator, or a court decision or CVM announcement, asserting or finding that a particular digital asset is a security for purposes of the Brazilian securities laws and CVM regulation would be expected to have an immediate and material adverse impact on the trading value of that digital asset if it is then generally used or traded in Brazil, and depending on the specific characteristics of the digital asset, could have adverse spillover effects on the trading values of other digital assets perceived to share similar characteristics that are also generally used or traded in Brazil. This is because the business models behind most digital assets are incompatible with Brazilian regulations applying to transactions in securities. If a digital asset is asserted or found to be a security, it is likely to become difficult or impossible for the digital asset to be traded, cleared or custodied in Brazil through the same channels used by non-security digital assets. The digital asset securities markets are at an infancy stage and may not support a particular digital asset if it is categorized as a security by the CVM or provide the liquidity necessary to support active trading in a particular digital asset that is a security. Moreover, the network on which such digital asset is utilized may be subject to regulation as a securities intermediary, which could effectively render the network impracticable for its existing purposes. In addition to materially and adversely affecting the trading value of the digital asset, any such consequences are likely to significantly impact the digital asset’s liquidity and market participants’ ability to convert the digital asset into Brazilian reais, which are also likely to reduce the trading volume of that digital asset on XTAGE and could therefore adversely impact our business. As such, the CVM position on the Brazilian securities legal status of particular digital assets are closely monitored and can have dramatic effects.
Neither XTAGE nor Parfin is registered with the CVM in any capacity, including as a “broker” (corretora de títulos e valores mobiliários), “distributor” (distribuidora de títulos e valores mobiliários) or “Brazilian securities exchange” (entidade administradora de mercado organizado). If the CVM, other regulatory authority or a court were to determine that a digital asset that we facilitate trading of through XTAGE is a security, we would not be able to offer access to such digital asset for trading through XTAGE or rely on Parfin services until we are able to do so in a compliant manner. A determination by the CVM, or another Brazilian regulatory authority or court that a digital asset that a platform currently supports for custodial or trading services constitutes a security may also result in us determining that it is advisable to remove other digital assets from XTAGE that have similar characteristics to the digital asset that was determined to be a security.
As described under “—A determination that a digital asset is a “security” for purposes of the Brazilian securities laws could have adverse regulatory consequences for XTAGE and our partners, and could therefore adversely impact our business, financial condition and results of operations as well as the market price of XP Shares (including in the form of XP BDRs),” the determination that a digital asset is a security under the Brazilian securities laws could also have adverse Brazilian regulatory consequences for us and our partners. It is possible that a determination that a digital asset is a “security” for purposes of the Brazilian securities laws could have adverse regulatory consequences for Parfin such that it is no longer able to provide the services to us contemplated by the custodial services agreement, which may cause us to terminate our services relating to that digital asset and could adversely impact our business in the event that we cannot find a suitable replacement custodian. But even if there were no such adverse Brazilian regulatory consequences, we may nevertheless decide to terminate our services relating to that digital asset.

34	FORM 20-F

«Table of Contents

A determination that a digital asset is a “security” for purposes of the Brazilian securities laws could have adverse regulatory consequences for XTAGE and our partners, and could therefore adversely impact our business, financial condition and results of operations as well as the market price of XP Shares (including in the form of XP BDRs).
In addition to the potential adverse consequences for our partners, which may in turn cause adverse consequences to our business, financial condition and results of operations described under “—A determination that a digital asset is a “security” for purposes of the Brazilian securities laws could limit or prohibit listing, trading, custodying or engaging in other activities with that digital asset in Brazil and with or for Brazilian parties, which could adversely affect the value of that digital asset and potentially digital assets generally, and could therefore adversely impact our business, financial condition and results of operations as well as the market price of XP Shares (including in the form of XP BDRs),” the classification of a digital asset as a security (valor mobiliário) under the Brazilian securities laws and CVM regulation has wide-ranging implications for the regulatory obligations that flow from the listing, offer, sale, trading, clearing and holding of such assets. These implications could include but are not limited to the following, any of which could have adverse consequences to our business, financial condition and results of operations as well as the market price of XP Shares (including in the form of XP BDRs):
i.Liability for participating in unregistered securities offerings. In Brazil, securities generally may not be offered or sold unless its issuer and its offering are registered with the CVM or an exemption from registration is available. If a digital asset is determined to be a security in Brazil and XTAGE offered or sold that digital asset to our Brazilian customers or into Brazil without a valid exemption from CVM registration requirements, we could incur liability to purchasers as well as CVM monetary fines and other penalties, including restrictions on our ability to conduct our business.
ii.Liability for acting as an unregistered broker, distributor or Brazilian securities exchange. A person in the business of effecting transactions in securities in Brazil is generally subject to registration with the CVM as a “broker” (corretora de títulos e valores mobiliários) or as a “distributor” (distribuidora de títulos e valores mobiliários). A platform that brings together purchasers and sellers to trade securities in Brazil is generally subject to registration as a Brazilian securities exchange (entidade administradora de mercado organizado). The CVM has previously pursued enforcement actions against market participants for failure to comply with these rules. Any regulatory actions alleging that XTAGE acted as an unregistered broker, distributor, Brazilian securities exchange or any other market participant subject to CVM registration could result in liability, including civil monetary penalties and disgorgement, injunctive relief and cease and desist orders requiring XTAGE to cease from engaging in certain activities, and/or undertakings requiring the retention of compliance consultants or monitors. Such regulatory actions could also damage our reputation or otherwise result in a material adverse impact on our business, including restrictions on our ability to conduct our business.
iii.Liability for acting as an unregistered investment adviser. A person in the business of advising others, for compensation, with respect to securities in Brazil is subject to registration and regulation as an investment adviser (consultor de valores mobiliários) under the CVM regulation. If a digital asset is determined to be a security and we advised clients as to that digital asset in a manner implicating the CVM regulation registration requirements without being so registered, we could incur CVM monetary fines and other penalties, including restrictions on our ability to conduct business.
We may be able to take steps in order to bring our operations into compliance with the Brazilian securities laws and CVM regulation following determinations that XTAGE has offered certain services for, or conducted sales into, Brazil concerning one or more digital asset securities, but there is no guarantee that we would be able to take such actions as may be necessary to ensure that our future activities related to XTAGE comply with applicable law, which could force us to discontinue some or all of our business activities related to XTAGE, or make costly alterations to our screening and other processes. In general, any steps we are able to take in order to ensure future compliance with applicable laws would not insulate us from liability for past violations. See “—Certain Risks Relating to Our Business and Industry.”

35	FORM 20-F

«Table of Contents

Our measures to ensure that U.S. Persons do not access the XTAGE platform may not be completely successful, which could open us up to enforcement actions by U.S. regulators or subject us to regulatory regimes inconsistent with the operations of XTAGE.
We have measures in place designed to ensure that U.S. Persons do not access the XTAGE platform. In addition to a thorough KYC process, customers are required to certify that they are not a U.S. Person and that they are a Brazilian resident. We believe these measures are in compliance with Brazilian legal requirements. However, it is possible that these measures may not be completely successful in ensuring that U.S. Persons or persons located in the United States do not access the XTAGE platform. In addition, it is possible that regulators may find our measures to be ineffective and insufficient. To the extent that, because of such failure or otherwise, we are deemed to be operating within the United States or to be offering our services to persons within the United States, we may be viewed as being in violation of certain U.S. laws, regulations or policies, which may open us up to enforcement actions by U.S. regulators and subject us to sanctions, such as fines, or legal claims based upon the applicable laws or subject us to regulatory regimes inconsistent with our plans for XTAGE, which may negatively impact our business activities and consequently affect our financial condition. Although we are currently researching and developing our KYC and screening processes further to avoid offering XTAGE’s services to U.S. Persons or persons physically within the United States, there is no guarantee that any new processes or procedures are successful or satisfactory to regulators in the United States that seek to regulate our business. This may restrict us from providing certain services to our customers, and adversely impact our business, financial condition and results of operations as well as the market price of XP Shares (including in the form of XP BDRs).
Changes in the price or volatility of specific digital assets, or digital assets more generally, may decrease our revenue from the XTAGE platform and would adversely affect our business, operating results, and financial condition.
XTAGE’s revenue consists of transaction fees paid by persons who purchase and sell digital assets on the platform. Of the digital assets listed for trading on the XTAGE platform, the majority of these fees relate to customer transactions in bitcoin, ether, matic and link. XTAGE’s transaction revenue is based on transaction fees charged on each transaction. As such, even if the number of transactions remain the same, any declines in the price of digital assets would cause a decline in the value of transaction fees on the platform, which would result in lower total revenue to us. In addition, any change in the price of digital assets, or any change in the volatility of digital assets, may cause a decrease in the volume of digital asset transactions, which may result in lower total revenue to us. XTAGE derives and expects to continue to derive the majority of its net revenue from activities involving bitcoin, ether, matic and link. As such, in addition to the factors impacting the broader cryptoeconomy described above, XTAGE may be adversely affected if the markets for bitcoin, ether, matic and link in particular deteriorate.
A failure to safeguard and manage our customers’ digital assets by us or our partners could adversely impact our business, operating results, and financial condition.
We believe that BitGo is the leading provider of custody and wallet services for cryptocurrency trading, with the ability to support both “hot” and “cold” storage with a high degree of electronic and physical security, as well as transaction processing and reporting. BitGo Trust offers cold storage technology in bank-grade Class III vaults and storage solutions for more than 100 digital assets, and together with BitGo Inc., offers sophisticated controls and policies enforcement solutions, including multiple approvals, spending limits, and whitelists, as well as customizable user roles and controls to align with our organizational structure. BitGo offers two types of services; a hot wallet solution and a cold storage solution. XTAGE uses only the cold wallet services.
BitGo Trust’s cold storage solution outsources key management and security to BitGo Trust. Cold storage is offline storage; it is the most secure way to store digital assets, as it is never connected to a network. XTAGE will transfer cryptocurrency assets from its hot wallet to cold storage at BitGo Trust; BitGo Trust, as custodian, will safeguard cryptocurrency assets for XTAGE customers. To initiate a transfer from cold storage to a hot wallet, XTAGE will specify the amount to transfer and submit the request to BitGo Trust. BitGo Trust will contact XTAGE, to conduct an out-of-band video verification to confirm the transfer is legitimate and that a company authorized signatory approves it. BitGo Trust will then generate the transaction and sign it securely offline with the user key that BitGo Trust holds in custody. Once half-signed, BitGo Trust will bring the transaction back online, and upload it to the platform. After key policies are evaluated and satisfied, BitGo Inc. will then sign the transaction with the BitGo Inc. key. Once completely signed, BitGo Inc. will broadcast the transaction to the blockchain, and the cryptocurrency assets will be transferred from cold storage to the appropriate XTAGE hot wallet.

36	FORM 20-F

«Table of Contents

Supported digital assets are not insured or guaranteed by any government or government agency. BitGo receives and holds digital assets transferred to it from us and our partners. Our and our partners’ abilities to manage and accurately safeguard these customer assets requires a high level of internal controls. As our business continues to grow and we expand our product and service offerings, we must continue to strengthen our associated internal controls and ensure that our partners do the same. Our success and the success of our offerings requires significant public confidence in our and our partners’ ability to properly manage customers’ balances and handle large and growing transaction volumes and amounts of customer funds. In addition, we are dependent on our partners’ operations, liquidity, and financial condition for the proper maintenance, use, and safekeeping of these customer assets. Any failure by us or our partners to maintain the necessary controls or to manage customer digital assets and funds appropriately and in compliance with applicable regulatory requirements could result in reputational harm, litigation, regulatory enforcement actions, significant financial losses, lead customers to discontinue or reduce their use of our and our partners’ products, and result in significant penalties and fines and additional restrictions, which could adversely impact our business, operating results, and financial condition. Any failure to increase our customer base, discontinuation or reduction in use of our platform and products by existing customers as a result could adversely impact our business, operating results, and financial condition.
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

37	FORM 20-F

«Table of Contents

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
In recent years, economic instability in Brazil has contributed to a decline in market confidence in the Brazilian economy as well as to a deteriorating political environment. In addition, various ongoing investigations into allegations of money laundering and corruption being conducted by the Office of the Brazilian Federal Prosecutor have negatively impacted the Brazilian economy and political environment. The potential outcome of these investigations is uncertain, but they have already had an adverse impact on the image and reputation of the implicated companies, and on the general market perception of the Brazilian economy. We cannot predict whether the ongoing investigations will result in further political and economic instability, or if new allegations against government officials and/or executives of private companies will arise in the future or will result in additional investigations.
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
According to the National Consumer Price Index (Índice Nacional de Preços ao Consumidor Amplo), or “IPCA,” which is published by the Brazilian Institute of Geography and Statistics (Instituto Brasiliero do Geografica e Estatistica), or “IBGE,” Brazilian inflation rates were 5.8%, 10.1%, and 4.5% for the years ended as of December 31, 2022, 2021 and 2020, respectively. Brazil may experience high levels of inflation in the future and inflationary pressures may lead to the Brazilian government’s intervention in the economy and introducing policies that could harm our business and the trading price of our Class A common shares. One of the tools used by the Brazilian government to control inflation levels is its monetary policy, specifically relating to interest rates. An increase in the interest rate restricts the availability of credit and reduces economic growth, and vice versa. During recent years there has been significant volatility in the official Brazilian interest rate. The base interest rate (Sistema Especial de Liquidação e Custódia), or “SELIC rate,” that ranged from 14.25% on December 31, 2015 to 2.00% on December 31, 2020. This rate is set by the Monetary Policy Committee of the Central Bank (Comitê de Política Monetária), or “COPOM.” On February 6, 2020, the COPOM reduced the SELIC rate to 4.25%, on March 19, 2020, further reduced the rate to 3.75%, on May 7, 2020, further reduced the rate to 3.00%, on June 18, 2020, further reduced the rate to 2.25% and on August 6, 2020, further reduced the rate to 2.00%. On March 18, 2021, the COPOM raised the SELIC rate to 2.75% and further raised the rate to 3.50% on May 5, 2021, to 5.25% on August 4, 2021, to 6.25% on September 22, 2021, to 7.75% on October 27, 2021, to 9.25% on December 8, 2021, to 11.75% on March 16, 2022, to 12.75% on May 4, 2022, to 13.25% on June 15, 2022 and to 13.75% on August 3, 2022. As of April 25, 2023, the SELIC rate was 13.75%. Increases in inflation in the past years, particularly since the start of the COVID-19 pandemic, led to more stringent monetary policies and interest rate increases by the COPOM. Any further increase in inflation may trigger further price volatility and the need for further interest rate increases, which could negatively affect our business and increase our indebtedness. Any change in interest rates, in particular any volatile swings, could adversely affect our growth, results of operations and financial condition, mainly by affecting product mix and client sentiment in the short term.

38	FORM 20-F

«Table of Contents

Also, in 2021, Complementary Law No. 179 (Lei Complementar No. 179) was enacted to grant more stability to the Central Bank’s president and its officers and restricting the possibilities of removal from office by the President of Brazil and therefore reduce influence on the execution of monetary policies established by the COPOM. Recently, Luis Inácio Lula da Silva, the current President of Brazil, mentioned that such law could be rediscussed at the end of tenure of the current Central Bank president, expected to be, in December 2024. If Complementary Law No. 179 is revoked or amended, reducing stability of Central Bank’s president and officers, there can be new uncertainties regarding possible future governmental intervention and increase volatility in the Brazilian capital markets. Moreover, any reduction on interest rates due to political pressure may increase inflation in the future.
Exchange rate instability may have adverse effects on the Brazilian economy, us and the price of our Class A common shares.
The Brazilian currency has been historically volatile and has been devalued frequently over the past three decades. Throughout this period, the Brazilian government has implemented various economic plans and used various exchange rate policies, including sudden devaluations, periodic mini-devaluations (during which the frequency of adjustments has ranged from daily to monthly), exchange controls, dual exchange rate markets and a floating exchange rate system. Although long-term depreciation of the real is generally linked to the rate of inflation in Brazil, depreciation of the real occurring over shorter periods of time has resulted in significant variations in the exchange rate between the real, the U.S. dollar and other currencies. In 2020, the real depreciated an additional 29% to R$5.197 per US$1.00 on December 31, 2020. In 2021, the real depreciated an additional 7% to R$5.581 per US$1.00 on December 31, 2021. The real/U.S. dollar exchange rate reported by the Central Bank was R$ per US$1.00 on December 31, 2022, which reflected a 6.5% appreciation of the real against the U.S. dollar during 2022 due primarily to the continued impact of the COVID-19 pandemic on the Brazilian economy. As of April 25, 2023, the real/U.S. dollar exchange rate reported by the Central Bank was R$5.061 per US$1.00, an appreciation of 3% of the real since December 31, 2022. There can be no assurance that the real will not appreciate or further depreciate against the U.S. dollar or other currencies in the future.
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
On the other hand, an appreciation of the real relative to the U.S. dollar and other foreign currencies may deteriorate the Brazilian foreign exchange current accounts. We, and certain of our suppliers, purchase services from countries outside Brazil, and thus changes in the value of the U.S. dollar compared to other currencies may affect the costs of services that we purchase from international suppliers. Depending on the circumstances, either devaluation or appreciation of the real relative to the U.S. dollar and other foreign currencies could restrict the growth of the Brazilian economy, as well as our business, results of operations and profitability.
Infrastructure and workforce deficiency in Brazil may impact economic growth and have a material adverse effect on us.
Our performance depends on the overall health and growth of the Brazilian economy. Brazilian GDP growth has fluctuated over the past few years, with growth of 1.1% in 2019, a contraction of 4.1% in 2020, a growth of 4.6% in 2021 and a growth of 2.9% in 2022. Growth is limited by inadequate infrastructure, including potential energy shortages and deficient transportation, logistics and telecommunication sectors, general strikes, the lack of a qualified labor force and the lack of private and public investments in these areas, which limit productivity and efficiency. Additionally, despite the business continuity and crisis management policies currently in place, travel restrictions or potential impacts on personnel due to the COVID-19 pandemic may continue to disrupt our business, our IFAs and the expansion of our client base and banking activities. Any of these factors could lead to labor market volatility and generally impact income, purchasing power and consumption levels, which could limit growth and ultimately have a material adverse effect on us.

39	FORM 20-F

«Table of Contents

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
On November 7, 2020, Joseph Biden won the presidential election in the United States and assumed office as the 46th President of the United States on January 20, 2021. The U.S. president has considerable influence, which may materially and adversely global economy and political stability. We cannot ensure that the Biden administration will adopt policies designed to promote macroeconomic stability and fiscal discipline, as well as domestic and foreign investment, which may materially and adversely impact the trading price of securities of Brazilian issuers, including our common shares. Growing economic uncertainty and news of a potentially recessive economy in the United States may also create uncertainty in the Brazilian economy. In addition, on June 2016, the United Kingdom held a referendum in which the majority voted for the United Kingdom to leave the European Union (so called “Brexit”), and the British government will continue to negotiate the terms of its withdrawal. Brexit officially occurred on January 31, 2020 and has created significant economic uncertainty in the United Kingdom and in Europe, the Middle East and Asia. The terms of Brexit have caused certain disruptions in the markets we serve and the tax jurisdictions in which we operate and have adversely changed tax benefits or liabilities in these or other jurisdictions, and which may cause us to lose investors, investment opportunities and employees. In addition, Brexit could continue to lead to legal uncertainty and potentially divergent national laws and regulations as the United Kingdom determines which EU laws to replace or replicate. These developments, as well as potential crises and other forms of political instability or any other as of yet unforeseen development, may harm our business and the price of our Class A common shares.
Recently, new presidential elections were held in Brazil, with a first round on October 2, 2022. A second round between candidates was necessary as none of the candidates obtained more than 50% of the valid votes. The second round was held on October 30, 2022, and the new president was elected with 50.90% of the votes. Since the results of the presidential election have been announced, certain groups formed by extreme supporters of the defeated candidate have been organizing public demonstrations and protests against the electronic ballot boxes and the existence of an alleged conspiracy against their candidate. Any potential threat to the democratic system or the ballots counting may result in deterioration of the political environment and, as a consequence, affect the confidence of investors and the general public.

40	FORM 20-F

«Table of Contents

The ongoing military conflict between Russia and Ukraine may have repercussions on the world’s geopolitical and economic scenarios.
The ongoing military conflict between Russia and Ukraine has provoked strong reactions from the United States, the U.K., the EU and various other countries around the world, including from the members of the North Atlantic Treaty Organization, or “NATO.” Following Russia’s invasion of Ukraine beginning on February 24, 2022, the United States, the U.K., the EU and other countries announced broad economic sanctions against Russia, including financial measures such as freezing Russia’s central bank assets, limiting its ability to access its dollar reserves, the U.S., the EU and the U.K. have also banned people and businesses from dealings with the Russian central bank, its finance ministry and its wealth funds, selected Russian banks will also be removed from Swift messaging system, which enables the smooth transfer of money across borders. Other sanctions by the U.K. include major Russian banks from the U.K. financial system, stopping them from accessing sterling and clearing payments, preventing major Russian companies and the country from raising finances or borrowing money on the U.K. markets, and establishing limits on deposits Russians can make at U.K. banks. The U.S., the EU and the U.K. adopted personal measures, such as sanctions on individuals with close ties to Mr. Putin, and placed visa restrictions on several oligarchs, as well as their family members and close associates, and froze their assets.
While the precise effect of the ongoing armed conflict and these sanctions on the Russian and global economies remains uncertain, should tensions continue to increase, markets may face continued volatility as well as economic and security consequences including, but not limited to, supply shortages of different kinds, increases in prices of commodities, including piped gas, oil and agricultural goods, among others. Given that Russia and Ukraine are among the largest grain exporters in the world, impacts on financial markets, inflation, interest rates, unemployment and other matters could affect the global economy that is currently recovering from the effects of the COVID-19 pandemic. Particularly, these effects could result in increased inflation in Brazil and in measures by the Brazilian government to contain inflation, such as raising the basic interest rate (SELIC rate), which could materially impact the cost of debt and third-party capital for financing and investing activities across industries.
Other potential consequences include, but are not limited to, growth in the number of popular uprisings in the region, increased political discontent, especially in the regions most affected by the conflict or economic sanctions, an increase in cyberterrorism activities and attacks, exodus to regions close to the areas of conflict and an increase in the number of refugees fleeing across Europe, among other unforeseen social and humanitarian effects.
As of December 31, 2022, we did not have any relevant direct or indirect exposure to Russia, Belarus or Ukraine through our operations, employee base, investments, suppliers or securities trading. However, such conflict may affect the global economy and its uncertainty may cause an increase of costs related to certain financial operations, such as hedge instruments, which may affect our financial results.
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
The COVID-19 pandemic has had, and is expected to continue to have, a negative impact on global, regional and national economies and to disrupt supply chains and otherwise continue to reduce international trade and business activity, and also result in an increase of unemployment rates in Brazil, which may decrease the flow of money into investments and increase withdrawal of funds from investment and other financial products, negatively impacting our business. Reflecting this, the COVID-19 pandemic caused levels of equity and other financial markets to decline sharply and to become more volatile since February 2020, and such effects may continue or worsen in the future, given the emergence of novel strains and variants across the world as well as continuing difficulties in the rollout of vaccination programs worldwide. This may in turn lead to changes in fair value of assets and liabilities that are recognized in our income statement. The economic slowdown and market downturn could also negatively impact specific portfolios through negative ratings migration and higher than expected losses, potentially leading clients to redirect investments away from us and to more traditional financial institutions, as well as reduced management fees from our asset management businesses, which are required to meet certain criteria to earn performance fees.

41	FORM 20-F

«Table of Contents

The market declines and volatility could negatively impact the value of such financial instruments causing us to incur losses as well as result in the postponement or cancellation of several public offerings and mergers and acquisitions, thereby reducing our issuer services advisory fees. The COVID-19 pandemic and its potential impact on the global economy may affect our ability to meet our financial targets. However, as new variants of the COVID-19 virus spread throughout the world, the long-term ramifications of the COVID-19 pandemic are highly uncertain, and it is hard to predict the duration of the pandemic and its effects on the global and Brazilian economies and on our business. In early 2022, Brazil faced a new peak of COVID cases with the Omicron variant, which significantly weighed on capital markets and client activity, especially in January, impacting retail net inflows and revenue in the period.
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
The rating agencies began to review Brazil’s sovereign credit rating in September 2015. Subsequently, the three major rating agencies downgraded Brazil’s investment-grade status:
•In 2015, Standard & Poor’s initially downgraded Brazil’s credit rating from BBB-negative to BB-positive and subsequently downgraded it again from BB-positive to BB, maintaining its negative outlook, citing a worse credit situation since the first downgrade. On January 11, 2018, Standard & Poor’s further downgraded Brazil’s credit rating from BB to BB-negative, and on December 11, 2019, the agency affirmed the rating at BB-negative and revised the outlook on Brazil to positive. On April 6, 2020, the rating was reaffirmed as BB-negative with stable outlook, reflecting uncertainties stemming from the COVID-19 pandemic. On June 14, 2022, Standard & Poor reaffirmed Brazil’s BB- rating and stable outlook.
•In December 2015, Moody’s placed Brazil’s Baa3’s issue and bond ratings under review for downgrade and subsequently downgraded the issue and bond ratings to below investment grade, at Ba2 with a negative outlook, citing the prospect of a further deterioration in Brazil’s debt indicators, taking into account the low growth environment and the challenging political scenario. On April 9, 2018, Moody’s revised the outlook to stable, reaffirming the Ba2 rating. On April 12, 2022, Moody’s reaffirmed Brazil’s Ba2 rating and stable outlook.
•Fitch downgraded Brazil’s sovereign credit rating to BB-positive with a negative outlook, citing the rapid expansion of the country’s budget deficit and the worse-than-expected recession. In February 2018, Fitch downgraded Brazil’s sovereign credit rating again to BB-negative, citing, among other reasons, fiscal deficits, the increasing burden of public debt and an inability to implement reforms that would structurally improve Brazil’s public finances. In July 2022, Fitch reaffirmed Brazil’s credit rating as BB-, but revised the outlook from negative to stable due to better-than-expected evolution of public finances amid successive shocks in recent years. In December 2022, Fitch reaffirmed Brazil’s BB- rating and stable outlook, but highlighted high uncertainties regarding the plans from the new government elected and its impacts over economic and fiscal challenges.
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

42	FORM 20-F

«Table of Contents

XP Control owns 91.7% of our outstanding Class B common shares, which represents approximately 66.8% of the voting power of our issued share capital, and, subject to the provisions of the Shareholders’ Agreement, controls all matters requiring shareholder approval. This concentration of ownership and voting power limits your ability to influence corporate matters.
As of December 31, 2022, XP Control controlled our company and did not hold any of our Class A common shares, but beneficially owned 18.4% of our issued share capital through their beneficial ownership of an aggregate of 91.7% of our outstanding Class B common shares, and consequently, 66.8% of the combined voting power of our issued share capital. Our Class B common shares are entitled to 10 votes per share and our Class A common shares are entitled to one vote per share. Our Class B common shares are convertible into an equivalent number of Class A common shares. As a result, XP Control, subject to the provisions of the Shareholders’ Agreement, controls the outcome of all decisions at our shareholders’ meetings, and is able to elect a majority of the members of our board of directors. The decisions of XP Control on these matters may be contrary to your expectations or preferences, and it may take actions that could be contrary to your interests. XP Control is, subject to the provisions of the Shareholders’ Agreement, able to prevent any other shareholders, including you, from blocking these actions.
So long as XP Control beneficially owns a sufficient number of Class B common shares, even if it beneficially owns significantly less than 50% of our outstanding share capital, it will be able to effectively control all decisions requiring shareholder approval.
We have granted the holders of our Class B common shares preemptive rights to acquire shares that we may sell in the future, which may impair our ability to raise funds.
Under our Memorandum and Articles of Association and the Shareholders’ Agreement, the holders of our Class B common shares, XP Control and ITB Holding, are entitled to preemptive rights to purchase additional common shares in the event that there is an increase in our share capital and additional common shares are issued, upon the same economic terms and at the same price, in order to maintain their proportional ownership interests, which are approximately 18.4% and 10.0% of our outstanding shares, respectively. The exercise by holders of our Class B common shares of their preemptive rights may impair our ability to raise funds, or adversely affect the terms on which we are able to raise funds, as we may not be able to offer to new investors the quantity of our shares that they may desire to purchase. For more information, see “Item 10. Additional Information—B. Memorandum and Articles of Association—Preemptive or Similar Rights.”
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
As of December 31, 2022, we had outstanding 447,801,661 Class A common shares and 112,717,094 Class B common shares. The Class A common shares sold in our public offering are freely tradable without restriction or further registration under the Securities Act by persons other than our affiliates within the meaning of Rule 144 of the Securities Act.
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
Sales of substantial amounts of our Class A common shares in the public market, or the perception that these sales may occur, could cause the market price of our Class A common shares to decline. This could also impair our ability to raise additional capital through the sale of our equity securities. Under our Articles of Association, we are authorized to issue up to 3,500,000,000 shares, of which 560,518,755 common shares were outstanding as of December 31, 2022. We cannot predict the size of future issuances of our shares or the effect, if any, that future sales and issuances of shares would have on the market price of our Class A common shares.

43	FORM 20-F

«Table of Contents

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

44	FORM 20-F

«Table of Contents

The dual class structure of our common shares has the effect of concentrating voting control with XP Control, our controlling shareholder; this will limit or preclude your ability to influence corporate matters.
Each Class A common share entitles its holder to one vote per share and each Class B common share entitles its holder to 10 votes per share, so long as the total number of votes of the issued and outstanding Class B common shares represents at least 10% of the voting share rights of the Company. As of December 31, 2022, the beneficial owners of our Class B common shares consisted of XP Control and ITB Holding, with XP Control holding an aggregate of 91.7% of the Class B common shares. Due to the ten-to-one voting ratio between our Class B and Class A common shares, our controlling shareholder, XP Control, controls a majority of the combined voting power of our common shares and therefore is able to, subject to the provisions of the Shareholders’ Agreement, elect a majority of the members of our board of directors, so long as the total number of the issued and outstanding Class B common shares is at least 10% of the voting share rights of the Company.
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

45	FORM 20-F

«Table of Contents

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
XP Control beneficially owns an aggregate of 91.7% of our Class B common shares, representing 66.8% of the voting power of our outstanding share capital. As a result, we are a “controlled company” within the meaning of the corporate governance standards of the Nasdaq corporate governance rules. Under these rules, a company of which more than 50% of the voting power in the election of directors is held by an individual, group or another company is a “controlled company” and may elect not to comply with certain corporate governance requirements. For example, controlled companies:
•are not required to have a board that is composed of a majority of “independent directors,” as defined under the rules of such exchange;
•are not required to have a compensation committee that is composed entirely of independent directors; and
•are not required to have a nominating and corporate governance committee that is composed entirely of independent directors.
We currently rely on these exemptions. As a result, the majority of the directors on our board are not independent. In addition, just one of our board committees consists entirely of independent directors. Accordingly, you will not have the same protections afforded to shareholders of companies that are subject to all of the corporate governance requirements of Nasdaq.

46	FORM 20-F

«Table of Contents

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

47	FORM 20-F

«Table of Contents

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

48	FORM 20-F

«Table of Contents

There can be no assurance that we will not be a passive foreign investment company for any taxable year, which could subject United States investors in our Class A common shares to significant adverse U.S. federal income tax consequences.
Under the Internal Revenue Code of 1986, as amended, or the “Code,” we will be a passive foreign investment company, or “PFIC,” for any taxable year in which, after the application of certain look-through rules with respect to subsidiaries, either (1) 75% or more of our gross income consists of “passive income;” or (2) 50% or more of the average quarterly value of our assets consists of assets that produce, or are held for the production of, “passive income.” Passive income generally includes dividends, interest, certain non-active rents and royalties, and capital gains. Based on our operations, income, assets and certain estimates and projections, including as to the relative values of our assets, including goodwill, which is based on the market price of our Class A common shares, we do not believe we were a PFIC for our 2022 taxable year. However, there can be no assurance that the Internal Revenue Service, or the “IRS” will agree with our conclusion. In addition, whether we will be a PFIC in 2023 or in any future year is uncertain because, among other things, our PFIC status for any taxable year will depend on the composition of our income and assets and the value of our assets from time to time (which may be determined, in part, by reference to the market price of our Class A common shares, which could be volatile). Accordingly, there can be no assurance that we will not be a PFIC for any taxable year.
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

49	FORM 20-F

«Table of Contents

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
On December 14, 2021, XP Controle went through a corporate reorganization resulting in the transfer of 108,631,284 Class B common shares to XP Control, so that XP Controle retained only 12,730,020 Class B common shares acquired before our initial public offering in connection with our corporate reorganization on November 29, 2019, which were subject to ITB Holding’s 2022 acquisition. The indirect holders of such common shares and our indirect controlling shareholders did not change as a result of such XP Controle corporate reorganization, since XP Control is under same control as XP Controle.
On April 29, 2022, ITB Holding acquired 3,388,652 Class A common shares and 9,341,368 Class B common shares from XP Controle. Such acquisition was made pursuant to certain rights of ITB Holding to acquire shares from XP Controle, as set forth in the Itaú Transaction agreements entered into on May 11, 2017.
On June 8, 2022, we purchased 1,056,308 outstanding Class B common shares from Itaú Unibanco S.A.
On November 10, 2022, we purchased 5,500,000 outstanding Class A Common shares from Itaúsa S.A.
Our group is currently composed of 42 entities, including XP Inc. and our 41 subsidiaries, 38 of which are controlled by us, 32 of which are incorporated in Brazil and eight of which are incorporated in other countries. Please read the information in the section entitled “Item 4. Information on the Company—C. Organizational Structure” for a more thorough description of the operations of our subsidiaries.
As of December 31, 2022, we had a total of 560,518,755 common shares issued and outstanding, 112,717,094 of these shares are Class B common shares beneficially owned by XP Control and ITB Holding, and 447,801,661 of these shares are Class A common shares beneficially owned by Itaúsa, GA Bermuda, São Carlos Investimentos Ltda., São Marcos Investimentos Ltda. and by other investors.

50	FORM 20-F

«Table of Contents

Material Operating Subsidiaries
XP Investimentos Corretora de Câmbio, Títulos e Valores Mobiliários S.A., or “XP CCTVM”
XP CCTVM is a Brazilian broker-dealer entity and the core entity of the group, with the highest concentration of the group’s employees. All retail clients of XP Investimentos (including XP Direct and through our IFA network), Clear and Rico brands onboard and access all the products in our investment platform through XP CCTVM. In addition, it provides brokerage and issuer services to institutional and corporate clients. XP CCTVM had assets of R$54,635 million (representing 53.5% of our combined assets) as of December 31, 2020, R$61,587 million (representing 44.2% of our combined assets) as of December 31, 2021, and R$79,269 million (representing 41.3% of our combined assets) as of December 31, 2022. XP CCTVM recorded total revenue and income of R$5,286 million during 2020 (representing 65.5% of our consolidated total revenue and income), R$6,905 million during 2021 (representing 57.2% of our consolidated total revenue and income) and R$6,642 million during 2022 (representing 49.8% of our consolidated total revenue and income).
XP Gestão de Recursos Ltda., or “XP Gestão”
XP Gestão, founded in 2005, was the first asset management firm within the group. It manages mutual funds focused on stocks and macro strategies, which are distributed to our retail clients via XP CCTVM and to institutional clients. XP Gestão had assets of R$86 million (representing 0.08% of our combined assets) as of December 31, 2020, R$79.6 million (representing 0.1% of our combined assets) as of December 31, 2021 and R$106 million (representing 0.1% of our combined assets) as of December 31, 2022. XP Gestão recorded total revenue and income of R$122 million during 2020 (representing 1.5% of our consolidated total revenue and income), R$71.4 million during 2021 (representing 0.6% of our consolidated total revenue and income) and R$99 million during 2022 (representing 0.7% of our consolidated total revenue and income).
XP Advisory Gestão de Recursos Ltda., or “XP Advisory”
XP Advisory is a Brazilian asset management firm focused on single client mandates, including managing exclusive funds and managed portfolios for our high-net-worth retail clients via XP CCTVM and managing proprietary treasury funds that constitute part of our Adjusted Gross Financial Assets. XP Advisory had assets of R$36 million (representing 0.04% of our combined assets) as of December 31, 2020, R$35 million (representing 0.03% of our combined assets) as of December 31, 2021 and R$45 million (representing 0.02% of our combined assets) as of December 31, 2022. XP Advisory recorded total revenue and income of R$62 million during 2020 (representing 0.8% of our consolidated total revenue and income), R$66 million during 2021 (representing 0.5% of our consolidated total revenue and income) and R$59 million during 2022 (representing 0.4% of our consolidated total revenue and income).
XP Vista Asset Management Ltda., or “XP Vista”
XP Vista, acquired in 2018, is a Brazilian asset management firm focused on managing passive mutual funds that track market indexes, and mutual and investment funds focused on fixed income, credit, real estate, infrastructure and other alternative strategies, which are distributed to our retail clients (via XP CCTVM) and institutional clients. XP Vista had assets of R$87 million (representing 0.1% of our combined assets) as of December 31, 2020, R$131 million (representing 0.1% of our combined assets) as of December 31, 2021 and R$239 million (representing 0.1% of our combined assets) as of December 31, 2022. XP Vista recorded total revenue and income of R$147 million during 2020 (representing 1.8% of our consolidated total revenue and income), R$195 million during 2021 (representing 1.6% of our consolidated total revenue and income) and R$226 million during 2022 (representing 1.7% of our consolidated total revenue and income).
XP Corretora de Seguros Ltda., or “XP Seguros”
XP Seguros, founded in 2008, is a Brazilian insurance broker focused on providing retirement plans, both from our insurance company and from third-party insurance companies, and life insurance products from third-party insurance companies. XP Seguros provides such products to our retail clients through our platform. XP Seguros had assets of R$92 million (representing 0.09% of our combined assets) as of December 31, 2020, R$109 million (representing 0.1% of our combined assets) as of December 31, 2021 and R$163 million (representing 0.1% of our combined assets) as of December 31, 2022. XP Seguros recorded total revenue and income of R$125 million during 2020 (representing 1.5% of our consolidated total revenue and income), R$105 million during 2021 (representing 0.9% of our consolidated total revenue and income) and R$50 million during 2022 (representing 0.4% of our consolidated total revenue and income).

51	FORM 20-F

«Table of Contents

XP Investments US, LLC, or “XP Investments”
XP Investments, founded in 2010, is a broker-dealer registered with the SEC and FINRA, as well as an interdealer broker member with the NFA. With offices in New York and Miami, its key businesses include providing securities brokerage services for institutional and retail investors (most of which are Brazilian) and interdealer brokerage services for institutional traders. XP Investments had assets of R$617 million (representing 0.6% of our combined assets) as of December 31, 2020, R$742 million (representing 0.5% of our combined assets) as of December 31, 2021, and R$717 million (representing 0.4% of our combined assets) as of December 31, 2022. XP Investments recorded total revenue and income of R$379 million during 2020 (representing 4.7% of our consolidated total revenue and income), R$401 million during 2021 (representing 3.3% of our consolidated total revenue and income) and R$453 million during 2022 (representing 3.4% of our consolidated total revenue and income).
XPE Infomoney Educação Assessoria Empresarial e Participações Ltda., or “XP Educação”
XP Educação, founded in 2003, focuses on our digital content services, including developing and selling financial education courses and events online and in person to retail clients. XP Educação had assets of R$65 million (representing 0.06% of our combined assets) as of December 31, 2020, R$88 million (representing 0.1% of our combined assets) as of December 31, 2021 and R$67 million (representing 0.03% of our combined assets) as of December 31, 2022. XP Educação recorded total revenue and income of R$93 million during 2020 (representing 1.2% of our consolidated total revenue and income), R$45 million during 2021 (representing 0.4% of our consolidated total revenue and income) and R$11 million during 2022 (representing 0.1% of our consolidated total revenue and income).
XP Vida e Previdência S.A., or “XP VP”
XP VP was founded in 2017 as a life insurance and retirement plans provider in Brazil. On September 5, 2018, the Superintendence of Private Insurance (Superintendência de Seguros Privados), or “SUSEP,” granted it the authorization to operate as an insurance company in Brazil, and it became operational in April 2019. XP VP had assets of R$13,491 million (representing 13.2% of our combined assets) as of December 31, 2020, R$32,098 million (representing 23% of our combined assets) as of December 31, 2021 and R$46,107 million (representing 24% of our combined assets) as of December 31, 2022. XP VP recorded total revenue and income of R$23 million during 2020 (representing 0.3% of our consolidated total revenue and income), R$78 million (representing 0.6% of our consolidated total revenue and income) during 2021 and R$217 million during 2022 (representing 1.6% of our consolidated total revenue and income).
Banco XP S.A.
Banco XP was founded in 2019 as a financial institution in Brazil. On October 11, 2019, the Central Bank authorized Banco XP to operate as a multipurpose bank, with both commercial and investment banking activities, as well as to carry out transactions in the foreign exchange market. Banco XP had assets of R$12,715 million (representing 12.4% of our combined assets) as of December 31, 2020 and R$51,758 million (representing 37.1% of our combined assets) as of December 31, 2021, R$79,352 million (representing 41.3% of our combined assets) as of December 31, 2022. Banco XP recorded total revenue and income of R$18 million during 2020 (representing 0.2% of our consolidated total revenue and income), R$178 million during 2021 (representing 1.5% of our consolidated total revenue and income) and R$234 million during 2022 (representing 1.8% of our consolidated total revenue and income).
Acquisitions and New Lines of Business
Modal S.A. Merger with Banco XP S.A.
On January 6, 2022, we entered into a binding agreement to merge Banco Modal S.A., or “Modal,” with Banco XP through certain corporate acts pursuant to which Banco XP intends to deliver 19.5 million newly issued XP Inc. Class A common shares in the form of XP BDRs to shareholders of Modal.
The Merger is still subject to the satisfaction and/or waiver of certain conditions, including among others all of the required regulatory approvals by the Central Bank and other customary closing conditions.
In case Modal fails to obtain the necessary approvals to implement such reorganization, Banco XP expects to acquire 55.7% of Modal’s share capital from its controlling shareholder in a stock for stock transaction and intends to grant the right to all the minority shareholders of Modal to sell their equity stake for the same consideration.

52	FORM 20-F

«Table of Contents

XP and Banco Modal, which together still account for a small market share, intend to accelerate the ongoing disruption process of the Brazilian financial industry, which has great potential for growth despite few dominant players. Given the complementary value proposition of XP’s and Banco Modal’s ecosystems and several value creation levers (such as relevant and numerous revenue synergies, as well as data usage), the combination is expected to deliver solid and sustainable value to the shareholders of both companies. The acquisition of Modal is subject to certain conditions precedent usual in this type of transaction. We understand this acquisition is not material because the significance threshold was not met under Rule 1-02 of Regulation S-X.
Suno
On January 3, 2022, we announced the execution of an agreement for the acquisition of a strategic minority stake in Grupo Suno, including the Suno Research and Suno Asset units, among other financial content, data and analysis units, or collectively, “Suno.” We expect to expand the access to content pertaining to the financial markets for millions of people, and leverage Suno's development through the XP ecosystem, particularly through the accelerated growth of Suno Asset. The governance established between the two companies is designed to ensure complete independence to Suno in its business. We closed the transaction on April 26, 2022.
Habitat Capital Partners
On February 25, 2022, we entered into a binding agreement to acquire 100% of the total capital of Habitat Capital Partners Asset Management, a manager focused on real estate funds. The company was created with a focus on real estate operations outside the major Brazilian centers and with a strategy of monitoring the entire process in-house, from securitization to control of collection processes. We closed the transaction in May 2022.
BTR Benefícios e Seguros or “BTR”
On August 15, 2022, our subsidiary, XP Corretora de Seguros, exercised its call option over the equity of BTR, acquiring 100% of the total share capital of BTR. This acquisition allows XP to further strengthen its operations on the health and benefits front, with a focus on corporate customers. The management of health plans today is a priority topic on the corporate market agenda as its represents, in Brazil, one of the largest costs to most companies. We closed the transaction on October 3, 2022.
XP Distribuidora de Títulos e Valores Mobiliários
On March 28, 2022, we received authorization from the Central Bank to operate a new broker-dealer in Brazil through a new subsidiary, XP Distribuidora de Títulos e Valores Mobiliários Ltda. The business plan behind this authorization is to separate our fiduciary services businesses (i.e., the management of investment funds and clubs), which are currently provided via XP CCTVM, to a standalone entity. Our new subsidiary will not cause XP Inc. to have a new business segment in Brazil. On November 24, 2022 we obtained specific authorization from the CVM to provide securities portfolio management services.
Newave
On August 10, 2022, we acquired a strategic minority stake in Newave Energia, which is a company focused on the energy sector. We expect to democratize energy access for the retail market. The governance established between the two companies is designed to ensure complete independence to Newave Energia in its business. We closed the transaction on August 10, 2022.
XTAGE
On May 12, 2022, XP announced the creation of XTAGE, a new platform for trading digital assets, in collaboration with Nasdaq, a global leading technology company serving the capital markets and other industries. For additional details on our arrangement with Nasdaq, see “—Nasdaq Services Agreements” below. The XTAGE platform was launched in the second half of 2022. For more information on XTAGE, see "—B. Business Overview—XTAGE." For information on risks relating to XTAGE and the crypto market, see “Item 3. Certain Information—D. Risk Factors– Certain Risks Relating to Our Business and Industry.”
Acquisition of a Minority Stake in Direto
On December 9, 2021, we announced the signing of an agreement with Direcional Engenharia S.A., or “Direcional,” to invest in the real estate financing startup Direto Soluções Financeiras e de Tecnologia, or “Direto.” The acquisition of 49.9% of Direto’s capital represented an important milestone for XP Inc. in a market with high potential and in which Direcional has proven expertise throughout its 40 years of history.

53	FORM 20-F

«Table of Contents

Direto relies on our distribution structure, tech platform and funding solutions and on Direcional’s knowledge and efficiency in the real estate market, acting in business origination and in the formation of a team with extensive real estate and credit analysis experience. The management of Direto continues to be independent from its shareholders, with its own team in São Paulo and Belo Horizonte. This transaction closed on February 3, 2022.
Investments in XP Energia
On May 4, 2021, we entered into an agreement to acquire 100% of total share capital of Solis Comercializadora de Energia Ltda., later denominated XP Comercializadora de Energia Ltda, or “XP Energia”. The company's objective is to operate in the wholesale electricity trade, through brokerage, representation, intermediation, purchase, sale, import and export, provision of intermediation services between energy buyers and sellers, among other related services. This transaction closed on May 4, 2021.
Acquisition of IGTI
On November 3, 2021, we acquired 100% of Instituto de Gestão e Tecnologia da Informação Ltda., or “IGTI,” through our education vehicle XPE Infomoney Educação Assessoria Empresarial e Participações Ltda. IGTI develops scientific research and provides education services through high level courses with focus on digital and data training and qualification. The acquisition of IGTI expanded our educational services, especially postgraduate courses to develop tech and data experts.
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
Acquisition of Minority Stake in Estratégia & Timing
On January 4, 2022, we acquired 45% of Estratégia & Timing Anpalises e Educação Financeira S.A., or “Estatégia & Timing” total share capital, which is focused on financial advisory, consulting, guidance and educational operational assistance in the financial area for business and investment management. We closed this transaction on January 4, 2022.
Acquisition of Minority Stake in Etrnty Holding S.A.
On January 19, 2022, we acquired 20% of Etrnty Holding S.A., which is a holding company used as an exclusive vehicle to participate, directly or indirectly, in companies that act or will act in the financial and capital markets, including Etrnty Capital Gestora de Rescursos Ltda. which operates in wealth management services. We closed the transaction on January 19, 2022.
Acquisition of Minority Stake in Oriz Participações S.A.
On August 8, 2022, we announced the acquisition of a minority stake in Oriz Participações S.A. or “Oriz”, a holding company which operates in wealth management services, which we expect will leverage XP’s wealth management service business as a mature, robust and high-end solution to serve the most sophisticated wealth managers, strengthening XP’s presence in the private high and ultra high segments. We closed the transaction on August 8, 2022.
Partnership and Subscription of Convertible Debentures of Virgo
On September 9, 2021, XP Investimentos S.A. announced the subscription of debentures issued by Virgo Companhia de Securitização, or “Virgo,” a financial solutions and capital markets services company. These debentures are convertible into a minority stake in Virgo. The transaction allows Virgo to accelerate its plan to build one of the largest capital markets access marketplace for small and medium-size companies and projects in Brazil. Virgo also used the proceeds of our investment for team hiring, technology investments and the development of new products and solutions.
Acquisition of Minority Stakes in Research Companies
On September 3 and 8, 2021, respectively, we announced the acquisition of minority stakes in two research groups, Levante Holding S.A. and Solaise S.A. (also known as OHM Research). On February 2, 2022, we announced the acquisition of a minority stake in another research group, Inside Research S.A. These research companies disseminate analyses and professional knowledge about investments with simple and accessible language. The products are very close to Clear’s customer base, which currently does not have its own analysis area, and we believe this is more than efficient hiring and building such an area at internally.

54	FORM 20-F

«Table of Contents

Simple Agreement for Future Equity, or “SAFE” in Resilia
On July 16, 2021, XP Investimentos S.A. entered into a simple agreement for future equity in Resilia Educação Ltda., or “Resilia,” through which XP acquired a minority stake in Resilia. Resilia is an education provider that operates a decentralized teaching model through the empowerment of institutions and, consequently, instructors and teachers throughout the country (referred to as “school-in-a-box”), a B2B2C model. Resilia has a proven methodology for training entry-level technology professionals that could enable us to hire these professionals through specific groups prepared by Resilia and adjusted to our needs. Moreover, Resilia contributes to the mission of bringing education to millions of Brazilians, which is synergistic with Instituto XP’s initiatives
Acquisition of Minority Stakes in Asset Managers
In 2021, XP announced the acquisition of minority stakes in Vista Capital Holding S.A., or “Vista Capital,” on November 16, 2021, in Giant Steps Empreendimentos S.A., or “Giant Steps,” on August 9, 2021, in Capitânia Holding S.A. on August 3, 2021, in Jive Investments Consultoria S.A., or “Jive,” on June 25, 2021 and in AZ Quest on October 18, 2021. These are all independent investment managers in Brazil, each with different strategies such as credit recovery, real estate and distressed strategies. These transactions reinforce our strategy to develop the most complete ecosystem of managers and distributors in Brazil. Additionally, we believe the development of independent asset managers contributes to an increase in secondary market liquidity, helping to democratize access to investment products to more Brazilians.
Joint Ventures with IFA Firms
Between the second half of 2021 and 2022, we entered into agreements with the largest independent financial adviser firms of our network (i.e. Bluetrade Invest Agente Autônomo de Investimentos S.S. Ltda., Monte Bravo Agente Autônomo de Investimentos S.S. Ltda., Messem Agente Autônomo de Investimento S.S. Ltda., and Faros Agentes Autônomos de Investimentos Ltda., BRA Agente Autônomo de Investimentos Ltda., BS Agente Autônomo de Investimentos Ltda., SVN Agentes Autônomos de Investimentos S/S Ltda. and Bahia Partners – Agentes Autônomos de Investimentos S/S Ltda.), herein referred as our “IFAs,” and their respective main shareholders and we intend to acquire a minority stake of a holding company that will control broker-dealers that will be incorporated by the shareholders of the IFAs, after the Central Bank’s approval. The holding company is also expected to hold a majority stake of the non-financial entities current held by the IFAs’ shareholders and to establish a joint venture with the IFAs’ shareholders with the purpose of consolidating all business developed by them in the financial market.
Corporate Information
Our legal and commercial name is XP Inc. Our principal executive offices are located at 20, Genesis Close, Grand Cayman, George Town, Cayman Islands, KY-1-1208. Our telephone number at this address is +55 (11) 3075-0429. We are registered under the laws of the Cayman Islands as an exempted company with limited liability. We have appointed XP Investments US, LLC, with offices at 55 West 46th Street, 30th Floor, New York, NY 10036, as our agent to receive service of process with respect to any action brought against us in the United States under the federal securities laws of the United States or of any state in the United States.
Investors should contact us for any inquiries through the address and telephone number of our principal executive office. Our principal website is www.xpinc.com. The information contained in, or accessible through, our website is not incorporated into this annual report. In addition, the SEC maintains a website at https://www.sec.gov, from which you can electronically access this annual report, and other information regarding issuers that file electronically with the SEC.
B.    Business Overview
Our Mission
Our mission is to improve the lives of people in Brazil, which is the twelfth largest economy in the world with over 215 million people and a GDP of R$9.9 trillion (approximately US$1.9 trillion) in 2022, according to the IBGE. We believe the financial services industry in Brazil is inefficient and expensive by international standards and provides poor client experiences. Brazil’s investments industry is highly concentrated and we estimate our Client Assets as of December 31, 2022 to account for nearly 8% of a market totaling R$ 11.4 trillion, according to internal research and public data from Anbima, Fenaprevi, and other sources.
We believe this concentration has enabled the incumbent players to secure a large profit pool and restrict the market in Brazil by: (1) providing a more narrow selection of financial products than typically found in larger markets, such as the United States and Europe; (2) promoting inefficient financial products, such as savings accounts called poupança, which provide investors with relatively low returns, at times below the inflation rate, and come with highly restrictive and punitive redemption options; (3) charging relatively high fees with low yields since the clients are captive and the products made available are often limited only to those issued by each bank; and (4) providing poor customer service due to a low prioritization of the client experience, limited market competition, and a lack of alternative choices available to consumers.

55	FORM 20-F

«Table of Contents

We are dedicated to disrupting this market and improving people’s lives by providing them with access to more financial products and services through multiple channels, at lower fees, with a strong emphasis on financial education and high-quality services delivered through a highly differentiated client-centric approach and innovative technology solutions.
Introduction to XP
XP is a leading, technology-driven platform and a trusted provider of low-fee financial products and services in Brazil. We have developed a mission-driven culture and a business model that we believe provide us with strong competitive advantages in our market. We use these to disintermediate the legacy models of traditional financial institutions by educating new classes of investors, democratizing access to a wider range of financial services, developing new financial products and technology applications to empower our clients and providing what we believe is the highest-quality customer service and client experience in the industry in Brazil. We believe we have established ourselves as the leading alternative to the traditional banks, with a large and fast-growing ecosystem of retail investors, institutions, and corporate issuers, built over many years that reached 3.9 million active clients. Based on data from the sources indicated below, we believe we are the:
•#1 Ranked Financial Investment Brand in Brazil – with an NPS of 73 as of December 2022;
•#1 Independent Financial Investment Platform in Brazil – with Client Assets of R$946 billion as of December 31, 2022;
•#1 Independent Digital Platform for Investors in Brazil – with three digital portals: XP, Rico™ and Clear™, serving clients directly, XP Inc. has the largest number of followers on Instagram (over 2.8 million as of December 31, 2022) among investment firms in Brazil. According to our most recent brand tracking, made in partnership with MosaicLab, XP is the strongest and most thought of brand in the investments category among investors with over R$100,000 in Brazil, as of December 31, 2022;
•#1 Independent Financial Investment Network in Brazil – with a range of proprietary XP Advisory Services and approximately 12,300 IFAs as of December 31, 2022, who onboard new clients onto the XP Platform;
•#1 Financial Media Portal in Latin America – with approximately 8.1 monthly unique visitors to our Infomoney™ website as of December 31, 2022; approximately 50% of our website traffic in this period was originated organically by viewers without being driven from a related site or advertisement according to third-party traffic data from Similar web; and
•#1 Financial Services Event in Latin America – with over 434,000 attendees at our annual EXPERT conference held both in-person and virtually in August 2022, we believe it ranks as the largest investment services event in Latin America and one of the largest in the world based on an internal analysis of third-party data.
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
•Democratizing Access to Financial Products and Services – We developed an open product platform which provided our clients with a much wider selection of financial products than the traditional banks provide to their customers. This platform included a more diverse selection of financial investment products, such as equity and fixed income securities, mutual and hedge funds, structured products, life insurance, retirement plans and real estate trusts, and a wider choice of issuers that include XP, our product partners and our competitors. The breadth of our open platform was a significant market innovation, that enhanced our brand further, and provided clients with new opportunities for risk taking and investment returns. We believe it remains substantially differentiated when compared to the relatively closed platforms of the traditional banks or to similar open platforms from new players.

56	FORM 20-F

«Table of Contents

•Scaling of Our Ecosystem of Users, Distribution and Media Content – We expanded our ecosystem of users, distribution channels, and proprietary digital content and marketing. As our retail customer base and Client Assets volumes grew, we attracted new issuers of financial products, corporate clients and institutional traders into our fast-growing ecosystem of clients. We complemented our distribution by scaling our network of IFAs located across Brazil who solicit new customers, provide them access to our wide selection of financial products and technology applications, and help us onboard them as XP clients. These IFAs are our strategic business partners who share our entrepreneurial spirit and mission to democratize financial services in Brazil and benefit from the competitive advantages provided by our platform and technology. To support this expansion while building trusted relationships in the market, we expanded our proprietary marketing initiatives and digital media content. We continued to build our educational course offerings, created what we believe is the largest investment conference in the world, developed the largest financial information online portal in Latin America and developed a range of social media and digital influencer programs to promote our services and brand.
•Diversification and Enhancement of Our Direct Digital Channels and Brands – We expanded our distribution significantly by leveraging our growing ecosystem to (1) grow and enhance XP Direct, our primary digital portal for investors and our internal team of financial advisors; and (2) develop new digital channels, such as Rico, our digital portal brand for self-directed investors, and Clear, our digital portal and online trading platform brand for retail active traders. We also enhanced these direct portals further by leveraging our technology platform, fast-growing data lake, and artificial intelligence capabilities to provide more sophisticated functionality and offer more advanced data analytics tools through more intuitive and convenient user interfaces, or “UX.”
•Empowerment of the Client Journey – We leveraged the significant technology DNA in our company, comprising our innovation and development teams and agile software development methods to develop a suite of new products, services and technology applications that engage and serve our clients across their financial journeys. We launched an advanced suite of cloud-based and mobile technology applications, with sleek advanced UX and easy user experience, that complement our advisory services and provide powerful functionality across the user journey, enabling our clients and partners to better manage their various accounts, trading activities, analytics and data queries. We have also begun to expand our solutions into adjacent and complementary financial services that our clients use. Main product developments include: (1) retirement plans platform launched in 2019; (2) collateralized credit in 2020; (3) Visa Infinite credit cards in 2021; and (4) digital account, international investments platform and life insurance in 2022.
The following chart illustrates how we have successfully scaled across channels and grown our client base as we evolved our business over time.
Total Active Clients per Channel (in thousands)
The XP Business Model
Our business model has been developed over the course of our evolution and enables us to go to market in a different way from the legacy models of the large traditional financial institutions. We believe our model provides us with a unique value proposition for our clients and partners, and it has begun to change the way investment services are accessed and sold in Brazil. Our differentiated approach incorporates a unique combination of proprietary capabilities, services and technologies to deliver a highly customized and integrated client experience, with significant operating efficiency advantages that have enabled us to scale and grow profitably. As illustrated in the following graphic, the key components of our model include: (1) a mission-driven culture; (2) a self-reinforcing ecosystem; (3) a superior products and services platform; and (4) a differentiated, advanced technology platform.

57	FORM 20-F

«Table of Contents

•A Mission-Driven Culture – Our culture remains central to XP and we remain vigilant in preserving and nurturing it, so that it can continue to guide our firm by promoting: (1) a strong collaborative environment within our company; (2) a clear focus on our mission to improve people’s lives by empowering them as investors; (3) a zero-fee pricing philosophy wherever possible; (4) a strong, long-term client-centric focus which we prioritize ahead of maximizing short-term gains; and (5) an energetic entrepreneurial spirit with a commitment to innovation and the pursuit of improvement.
•A Self-Reinforcing Ecosystem – We believe we have developed a valuable ecosystem of clients, distribution channels and media content that are a powerful lead-generation engine, reinforcing each other and helping promote XP’s products and services as they grow. These include:
▪User Base of Clients – This includes our (1) over 3.9 million retail clients who buy and sell the financial products on our platform as of December 31, 2022, benefiting from our ecosystem because they can access a much broader portfolio of financial products, from hundreds of different providers, and get help finding the product that is right for them, all in a user-friendly way, with exceptionally low fees; and (2) over 800 commercial clients, such as institutions and corporate issuers as of December 31, 2022, such as fund managers, private banks, corporate treasuries and insurance companies, who provide additional liquidity and unique financial products for our platform. These issuers benefit from our ecosystem because they are provided with dedicated strategic advisory services that enable them to access a much broader pool of capital, from our retail investors, at an overall lower cost.
▪Omni-Channel Distribution Network – This enables us to reach clients and deliver our products and services through a range of proprietary brands and channels, that includes (1) XP Direct, our fast-growing full-service offering for mass-affluent clients; (2) Rico, our online-only solution for self-directed investors; and (3) Clear, our digital portal and electronic trading platform for retail active traders. We also reach clients through our proprietary, and efficient distribution network of approximately 12,300 IFA partners as of December 31, 2022, who are located in 2,558 offices in 242 cities across Brazil, which collectively represent more than 92% of Brazilian GDP. Together, they form the largest independent financial advisor network in the country. Our IFA partners benefit from our suite of financial products, education tools, and the IFA-specific applications that we developed to help them build and grow their businesses, and we benefit from their abilities to reach and cultivate new clients.
▪Proprietary Digital and Media Content – This helps us democratize access to financial content in Brazil, empower Brazilians on how to take investment decisions more independently, and attract, retain and monetize clients. This lead-generation ecosystem of platforms includes: (1) Infomoney, the largest investment portal in Latin America with approximately 8.1 million monthly unique visitors as of December 31, 2022; (2) XP Educação, a leading online financial education portal in Brazil and (3) the EXPERT phygital content platform with over 1.3 million monthly visitors as of December 31, 2022 and events, such as the EXPERT conference, the largest investment event in Latin America with approximately 434,000 attendees, both online and in-person in 2022. We believe this content is highly differentiated in Brazil, is a powerful driver of growth, and provides us with low customer acquisition cost, or “CAC.”
•A Superior Product and Services Platform – We primarily provide our clients with two types of offerings, our financial advisory services and our open financial product platform. We have developed both of these solutions to provide our clients with significant differentiation and a superior value proposition versus the legacy offerings of traditional banks. Additionally, in order to improve our client’s experience with our platform and, consequentially, capture additional funds, we have offered since 2019 access to retirement plans, collateralized credit, credit card, international investments, life insurance and digital account, among others. These and other solutions include:
▪Suite of XP Advisory Services – Comprised of services such as; (1) XP Investimentos, for our retail clients in Brazil; (2) XP Private, for our high-net-worth clients; (3) XP Investments, for our international clients; and (4) XP Issuer Services, for our corporate and institutional clients.
▪Open Product Platform – This is our open product platform that provides our clients with the broadest access to over 1,000 investment products in the market as of December 31, 2022, without the protectionist barriers, conflicts and closed-loop restrictions of traditional banks. These include investment products from XP, our partners and our competitors, such as equity and fixed income securities, mutual and hedge funds, structured products, life insurance, retirement plans, real-estate investment funds, or “REITs” and others.
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

58	FORM 20-F

«Table of Contents

▪Collateralized Credit Products – Since 2020, we began to offer to our XP-brand clients access to low-fee collateralized credit lines to improve their experience within the XP ecosystem. Most of our credit portfolio is collateralized with investments held in XP, both from companies and individuals. Our total loan book grew 67% in 2022, reaching R$17.1 billion in December 31, 2022.
▪Credit and Debit Cards – Officially launched in early 2021 for clients in the XP brand with over R$50,000 in investments, our credit card was the first of its kind to offer an investment-back award, or “investback,” of 1% of all purchases, free of any charges. In December 2021, we lowered that threshold for clients that have at least R$5,000 invested with us, further improving our client’s experience within the XP ecosystem. In October 2022, we further expanded the eligible client base for both credit and debit cards with the official launch in the Rico brand. In December 31, 2022, we had a total of approximately 688,000 active cards, both credit and debit, and a TPV of R$24.8 billion in 2022.
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
▪XP Innovation Teams – These dedicated technology resources develop and support our solutions by using agile software development methods and leveraging our significant technology and data assets. These include XP Tribes, comprising two to three managers each, that help guide and support our development priorities across numerous projects, and XP Squads, comprising autonomous integrated teams of eight to ten people, including a product owner and business expert, a UX specialist, a technology leader and several developers, that collaborate to create new technologies and solutions or improve our current offerings. These teams focus on the complete customer experience, conducting client interviews, prototyping, behavior analysis and user tests. One of the most visible external examples of our technology capabilities is the suite of technology applications that we provide to our clients and partners. The technology evolution of XP Inc. was followed by a deeper and broader corporate transformation process, which involved the creation of business units and integrated our front-office to the company’s foundations – back-office, middle-office and innovation teams. We believe that among the main benefits of the transformation are a leaner and more efficient corporate organization that allows us to optimize decision making and execution of our projects.
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
Our Operations
We operate an asset-light, scalable business model that emphasizes operational efficiency and profitability. We leverage our business model to serve a diverse group of retail and institutional clients in local and international markets, with offices in Brazil, New York, Miami and London. We currently serve over 3.9 million active retail clients who have an investment account with us. Approximately 22% of our clients are served by one of our IFA partners whereas approximately 78% of our clients are self-served, primarily utilizing an account through one of our websites, or served by an investment adviser through XP Direct. As of December 31, 2022, our average Client Assets per client account was approximately R$244,000.
We generate our revenues primarily by (1) providing our existing clients with a growing range of financial products and services in which to invest their existing Client Assets already on our platform; (2) attracting additional money onto our platform from existing investors to grow total Client Assets; and (3) attracting new clients and money inflows onto our platform across a variety of channels to increase total Client Assets. As shown in the following chart, we generate a significant amount of our revenues from existing clients and Client Assets, which is recurring and predictable in nature.

59	FORM 20-F

«Table of Contents

% of Retail Revenue from New Clients vs. Existing Clients
Depending on the mix of products and services, we generate numerous forms of income from Client Assets, including advisory fees, commissions, distribution fees from product manufacturers and asset management fees across various solution categories such as retail, institutional, issuer services, digital content and other. As a result of our business model and market position, we benefit from high visibility in most of our revenues and from a low correlation to macroeconomic conditions. We have established a track record of delivering strong financial performance, even during difficult macroeconomic conditions in Brazil. For example, while Brazil GDP growth fluctuated significantly over the past decade, with Brazil going through different recessions, political turmoil and the COVID-19 outbreak, our core investment KPIs kept growing consistently, with Client Assets reaching R$946 billion in December 31, 2022.
Our technology-driven business model is asset-light and highly scalable. This enables us to generate scale efficiencies from increases in Client Assets. We conduct the majority of our business online and through mobile applications and emphasize operational efficiency and profitability throughout our operations. These operating efficiencies enable us to generate strong cash flow in various market conditions, allowing us to continue investing in the growth of our business. Our business requires minimal capital expenditures to facilitate organic growth, with expenditures amounting to 1.0%, 2.9% and 3.6% of net revenues for the years ended December 31, 2022, 2021 and 2020, respectively. Additionally, our strong balance sheet serves as a substantial competitive advantage in relation to other independent financial services providers in Brazil, enabling us to underwrite, develop and distribute new financial products and services, and capture inorganic opportunities, such as our acquisitions of Fliper in August 2020, DM10 in November 2020, Antecipa in September 2020, a joint-venture with VERT, creating DuAgro, in June 2020, WHG in September 2020 , the acquisitions of Giant Steps in April 2021, Jive in June 2021, Capitânia Holding S.A., on August 9, 2021, Trybe, Virgo and research companies in September 2021, AZ Quest in October 2021, between the second half of 2021 and 2022, we entered into agreements with IFAs, Vista Capital and IGTI in November 2021, Direto in December 2021, and Suno, XTAGE, Newave, Habitat Capital Partners, BTR Benefícios e Seguros, XP Distribution - Fund Administration, Estratégia & Timing, Etrnty Holding S.A. and Oriz Participações S.A. in 2022, among other minority stake acquisitions and investments we may carry out from time to time.
In 2020, we reported R$660 billion in Client Assets, R$8.7 billion in gross revenue, R$8.2 billion in net revenue, R$2,081 million in net income and R$2,270 million in Adjusted Net Income, a year-over-year increase of 61%, 58%, 59%, 91% and 111%, respectively, versus 2019. In 2021, we reported R$815 billion in Client Assets, R$12.8 billion in gross revenue, R$12.1 billion in net revenue, R$3.6 billion in net income, and R$4.0 billion in Adjusted Net Income, a year-over-year increase of 23%, 47%, 48%, 73% and 76%, respectively, compared to 2020. In 2022, we reported R$946 billion in Client Assets, R$14.0 billion in gross revenue, R$13.3 billion in net revenue, R$3.6 billion in net income, and R$4.1 billion in Adjusted Net Income, a year-over-year increase of 16%, 10%, 11%, decrease of (0.3)% and an increase of 2%, respectively, compared to 2021.

60	FORM 20-F

«Table of Contents

Our Market
Brazil is a large and attractive market for financial services and financial technology solutions. The country has the sixth largest population and the twelfth largest economy in the world with over 215 million people and a GDP of nearly US$1.9 trillion in 2022. Brazil’s GDP growth fluctuated significantly over the past decade, with Brazil going through different recessions, political turmoil and the COVID-19 outbreak, our core investment KPIs kept growing consistently, with Client Assets reaching R$946 billion in December 31, 2022.
Key Market Challenges
We believe the Brazil financial services industry faces several important market challenges that create market inefficiencies and opportunities for disruption, including:
•Highly Concentrated Market – In Brazil, the financial services market continues to be controlled by a few traditional financial institutions. We estimate our Client Assets as of December 31, 2022 to account for nearly 8% of a market totaling R$ 11.4 trillion, based on our internal analysis. According to the latest information from the Central Bank and Fenaprevi for 2022, these same five banks collectively accounted for: (1) 70% of the R$4.6 trillion in all deposits; (2) 97% of the R$928 billion in mortgages; (3) 66% of the R$459 billion in credit card outstanding balances for individuals; (4) 87% of the R$1.2 trillion in open retirement plans; (5) 76% of the R$3.2 trillion in personal loans; and (6) 61% of the R$2.5 trillion in corporate credit balances. We believe this concentration has created material market inefficiencies which provide significant opportunities for disruption, disintermediation, and new business models.
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

61	FORM 20-F

«Table of Contents

•Promotion of Inefficient Financial Products – In Brazil, the traditional banks continue to promote inefficient financial products, such as self-issued time deposits, or “CDBs,” and savings accounts called poupança, which provide a large number of the mass population of investors with very low returns and punitive redemption options, often at an attractive margin to the bank. Poupança accounts account for 14% of all individual investors assets in Brazil, according to our estimates, despite paying relatively low interest rates, often lower than the SELIC rate in Brazil, and occasionally even lower than the inflation rate, as shown in the graph below. We believe the continued promotion of these products is not in the best interests of investors, but they continue to generate high fees for the traditional banks.

30%
25%
20%
15%
10%
5%
0%
2001 2002 2003 2004 2005 2006 2007 2008 2009 2010 2011 2012 2013 2014 2015 2016 2017 2018 2019 2020 2021 2022
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
•Underpenetrated Debt Capital and Other Financial Markets – We believe the debt capital markets in Brazil are significantly underpenetrated for the issuance of fixed income products and corporate bonds, particularly when compared to larger markets such as the United States and Europe. The incumbent banks control the majority of the debt market and typically steers clients to bank issued term loans or limited fixed income products that are sold to their asset management businesses, which we believe limits the amount of available credit in the market and fosters an environment for higher costs due to limited competition. Similarly, other lending products, commonly found in larger markets, such as home equity loans, are very limited in Brazil.

62	FORM 20-F

«Table of Contents

Key Market Trends
•Favorable and Highly Aligned Regulatory Initiatives – The Central Bank is actively promoting what it calls financial democratization policies that seek to provide easier access to financial markets, and better and more transparent financial services. We believe these regulatory initiatives provide a favorable regulatory environment that are closely aligned and complement our mission to improve people’s lives by transforming the financial markets in Brazil. The Central Bank, has implemented an active regulatory agenda, called BC# which is focused on addressing structural issues of the National Financial System by fostering technological innovation. The Central Bank has defined four dimensions for its agenda, including:
▪Inclusion – which it defines as to ensure “non-discriminatory access to the market for all those wishing to participate: small and large businesses entrepreneurs, investors and borrowers, both domestic and foreign clients.” Initiatives in this dimension involve: (1) fostering the expansion of credit cooperatives; (2) simplifying and modernizing foreign exchange and international trade regulation (convertibility of the real); (3) local capital market development; and (4) enlarging access to microcredit;
▪Competitiveness – which it defines as “to promote adequate pricing by favoring competitive access to markets.” Initiatives in this dimension involve: (1) innovation and preparing the financial system for a technological and inclusive future (e.g., instant payments, open banking, and cyber risk management); (2) improving the management of international reserves; and (3) increasing market efficiency (e.g., market infrastructure and reserve requirements).
▪Transparency – which it defines as to improve “the price formation process and the quality of information originated from markets and the Central Bank. It focuses on broadening communication, as well as evaluating its results and symmetry of information.” Initiatives in this dimension involve (1) improving conditions for rural and mortgage loans; (2) strengthening the Central Bank’s relationship with the Brazilian Congress and foreign investors; and (3) enhancing transparency and communication of the Central Bank’s actions, including monetary policy decisions.
▪Education – which it defines as to promote “citizens awareness so that everyone can participate in the financial markets and strength their habit of saving.” Initiatives in this dimension involve providing scalable financial education solutions to school students, indebted individuals and low-income citizens.
▪Sustainability: which it defines as “the allocation of resources directed towards the development of a more sustainable, dynamic and modern economy”. Initiatives in this dimension involve improvement of regulation on socio-environmental risks, improvement of the stress test for climate risks and nomination of the Central Bank representatives to join the Network from Greening the Financial System (NGFS).
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

63	FORM 20-F

«Table of Contents

•Increasing Number of Independent Financial Advisors – The career market for registered IFAs is growing rapidly in Brazil as the traditional banks continue to close branches and reduce costs from their large legacy operations. Many top financial services professionals who previously worked in these banks are looking to become IFAs. The total number of IFAs in Brazil has grown from over 5,000 in 2015 to 17,785 by 2022, according to the Brazilian National Association of Brokers and Dealers of Securities, Foreign Exchange and Commodities (Associação Nacional das Corretoras e Distribuidoras de Títulos e Valores Mobiliários, Câmbio e Mercadorias), or “ANCORD.”
•Increasing Demand for Turn-Key Solutions and Applications for IFAs – Many of these IFAs are looking for new platforms, that provide the product suites, business management tools and technology applications that they can use to start their businesses, attract new customers and manage their operations more effectively.
•Disintermediation of Investments, Credit and Market Equitization – Greater access to information and technology is making Brazilians increasingly aware and inclined to look for alternatives outside the traditional retail banks for investment products and services. Brazil is in the early stages of this process and we estimate our Client Assets as of December 31, 2022 to account for nearly 8% of a market totaling R$ 11.4 trillion. In addition, equities as an asset class is still incredibly underpenetrated among retail investors, with only approximately 0.7% of Brazilians having an active brokerage account. Another evidence of this trend is the spike seen in the number of individual investors in the B3. This figure increased almost 250% from 1.4 million individual investors in December 2019 to 5.0 million individual investors in December 2022.
Addressable Market Opportunities
We believe our XP Model will benefit from these key market trends and the favorable macroeconomic environment in Brazil, and has positioned us to continue to penetrate, grow and expand our large addressable market opportunity in Brazil. According to internal estimates, our Client Assets only account for 8% of a R$ 11.4 trillion market. Given our leadership, scale, brand and competitive advantages provided by our XP Model, we believe we will benefit from and continue to be a catalyst for:
•Continued Growth of the Investment Assets Addressable Market – According to our estimates, the total addressable market of investment Assets in Brazil is expected to reach R$ 15 trillion in 2025 with a CAGR of 9%.
•Continued Expansion of Our Addressable Market into New Areas – We have made significant progress in disrupting the investment services of traditional banks, which can be among the hardest to penetrate, due to the difficulty in gaining customer trust, and have one of the highest switching costs in the financial services industry, due to the expense and tax impact of moving accounts. According to our estimates for 2022, we believe the total addressable market size, including adjacent markets that could be complementary to XP, such as insurance, credit and debit cards and other loans was approximately R$500 billion in gross revenues before funding costs. Our total revenues for the year ended December 31, 2022 were R$14 billion.
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

64	FORM 20-F

«Table of Contents

•a Zero-Fee Pricing Philosophy – that seeks to eliminate expensive and unnecessary bank fees and charges, such as custodial, account maintenance and transfer services fees, which provides us with comparative marketing advantage and constantly reminds us to remain efficient;
•a Client-Centric Focus – that prioritizes transparency in our services, high-quality customer service and positive client experiences above short-term performance results, which helps us build a loyal customer base and long-term relationships that can be seen in our client cohorts and retention data; and
•an Entrepreneurial Spirit – that keeps us focused on the pursuit of innovation across our firm to improve our operations and our client experiences. This fosters an energetic, meritocratic environment that attracts the most innovative financial and technological talent in the country to work or partner with us, which has helped us remain creative and avoid complacency.
XP Business Model
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
•Trusted Brand – We have built a valuable, trusted brand in Brazil and received an NPS of 73 in December 2022, compared to an NPS of 76 in December 2021;
•Highly Efficient Financial Model – We believe our technology-driven business model provides us with significant scale and operating efficiencies, including:
▪Large Scale and Recurring Revenue – We have significant scale, with R$946 billion in Client Assets and R$14.0 billion in last 12-month gross revenue as of December 31, 2022, compared to R$1.3 billion in 2016. Our business also has a significant component of highly recurring revenue. We believe these help provide our business with a level of predictability and defensibility.
▪Attractive LTV/CAC ratio – Our business has an attractive client LTV due to our wallet share gains, revenue yield and low churn, driven by strong client relationships, our focus on the client experience, our increasing suite of solutions and the structural high-switching costs inherent in investment services. Our model also has relatively low acquisition costs per client due to our efficient marketing driven by our primarily digital business model, our self-reinforcing ecosystem and our omni-channel distribution network. As of December 31, 2022, the LTV/CAC ratio for our XP branded solutions was approximately 14x.
▪Asset-Light, Low-Cost Structure – Our technology-driven business model is asset-light and highly scalable. We conduct the majority of our business online and through mobile applications and emphasize operational efficiency and profitability throughout our operations. The asset-light nature of our business model requires minimal capital expenditures to facilitate growth, with expenditures amounting to 1.0%, 2.9% and 3.6% of net revenues for the years ended December 31, 2022, 2021 and 2020, respectively.
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
Leadership and Structure
•Experienced Management Team with Strong Track Record of Success – Our management team is comprised of our founders, who have help guide the success of XP over the last 19 years, and new partners who have joined the company along the way from a variety of successful backgrounds in the financial services, technology and consumer services industries. This team has an established track record of delivering strong financial performance, even during difficult macroeconomic conditions in Brazil. For example, while Brazil GDP growth fluctuated significantly over the past decade, with Brazil going through different recessions, political turmoil and the COVID-19 outbreak, our core investment KPIs kept growing consistently, with Client Assets reaching R$946 billion in December 31, 2022.

65	FORM 20-F

«Table of Contents

•Meritocratic Partnership Structure – We believe our partnership model is key to long-term value creation. In December 2019, we implemented our new partnership model, pursuant to which existing or new partners may be entitled to share-based compensation based on individual performance, consisting of restricted stock, restricted stock units, performance awards or other stock-based awards in respect of Class A common shares of XP Inc. As of December 31, 2022, our partnership was made up of 962 partners that may be entitled to share based compensation in XP Inc. based on individual performance; and seven shareholders of XP Control (our “controlling shareholder”), who are mostly directors of the Company and/or its subsidiaries. For further information, please see “Item 6. Directors, Senior Management and Employees—B. Compensation—Long-Term Incentive Plan.”
Our Growth Strategies
Despite our success to date, we believe our business is still in the early days of driving the disintermediation of traditional financial institutions in Brazil and offering better alternatives to their legacy models and practices. We believe there is a large addressable market opportunity remaining in our core business and significant market share to win since our Client Assets (assets under custody) accounts for only 8% of a R$ 11.4 trillion market, according to our internal estimates. We intend to leverage our competitive strengths and continue to enhance the strategic advantages we have created through the XP Model in order to continue to grow and expand our business. We intend to pursue these strategies organically, through our in-house initiatives and development of our distribution capabilities and inorganically, by selectively making acquisitions of strategic assets. Most importantly, we intend to remain focused on our core mission of improving people’s lives by empowering them to become investors and entrepreneurs, and we will nurture our mission-driven culture so that it can continue to guide our firm. Based on these principles, we plan to continue growth our firm by:
•Protecting and Expanding Our Core Business – We will continue to seek a greater share of the total Client Assets and trading volumes from our clients, who often keep assets in different accounts and may use the services of several firms, and we will seek to sell additional products and services to our clients. We believe that our strong value proposition and client-centric approach will continue to enhance our client loyalty and enable us to grow our share of wallet from our current customer base. We also intend to continue to grow our base of active retail clients, which reached 3.9 million as of December 31, 2022, up 14% year over year, as well as our base of institutional trading partners and corporate issuers who provide additional liquidity and products to our platform.
•Building XP’s Future – We believe the self-reinforcing ecosystem provides a strong and highly differentiated advantage to XP, enabling us to reach, engage and empower clients across numerous channels. We intend to expand our ecosystem by:
•Expanding Our Omni-Channel Distribution Network – We intend to drive more users to our various channels and expand our network of approximately 12,300 IFA partners as of December 31, 2022, which we believe provide a competitive advantage in promoting the XP brand and signing new clients. We intend to grow these channels by: (1) cross-promoting our brands through our proprietary media; (2) helping our existing IFA partners succeed and expand their businesses; (3) promoting the entrepreneurial opportunities of IFA careers in Brazil; and (4) signing new IFA relationships onto the XP platform. We believe that these channels will also continue to grow as (a) the investment market in Brazil continues to democratize and open up to new investors; and (b) traditional financial institutions continue to close branches, continue to cut costs, and their employees look for new career opportunities.
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
•Entering into New Financial Sectors – We have always believed in incremental opportunities to disintermediate the legacy models of traditional financial institutions in other financial sectors beyond investments, which would tend to be easier to penetrate and have much lower switching costs versus the investment services industry. According to our estimates, we believe the total addressable market size, including adjacent markets that could be complementary to XP, such as insurance, credit and debit cards and other loans was close to R$500 billion in gross revenues in 2022.

66	FORM 20-F

«Table of Contents

Our Environmental, Social and Governance Commitment
We recognize that the Environmental, Social and Governance agenda is a journey. In order to improve consistently in these matters, we are engaged in integrating ESG issues into both our internal activities and our business, contributing to the transition to a more sustainable world.
We believe that for a stronger environmental, social, and corporate governance strategy, it is essential to adhere and support voluntary commitments, programs, and international covenants. As a result, we are a signatory to the following initiatives: UN Women; UN Global Compact; Carbon Disclosure Program (CDP); Principles of Responsible Investment (PRI); Partnership for Carbon Accounting Financials (PCAF) and Pact for the Promotion of Racial Equity.
In 2022, we continued to advance our Environmental, Social and Governance agenda through four pillars of action:
1) We aim to provide sustainable investment solutions, including the issuance of ESG securities, ESG-labeled products, ESG education for stakeholders, and a dedicated ESG research team.
• Since 2021, we offer ESG portfolios for our private banking customers, as well as a dedicated ESG credit portfolio for institutional investors.
•In 2022, our ESG Research team produced over 20 thematic reports and analyzed the ESG performance of more than 125 companies under XP Research coverage.
•We believe we have the largest sustainable investment platform in Brazil, with 47 ESG-labeled investment funds available, including equity, fixed income, hedge fund, index, private equity, and pension funds, featuring both local and global strategies.
•We have launched three ESG ETFs on B3, as well as six ESG COEs (structured notes). Additionally, we have introduced 25 sustainable securities in the fixed income market, considering both local and international debt markets.
2) We seek to prioritize our sustainable transition, seeking recognition from third parties with international visibility:
•We understand we have adhered to commitments, pacts, and working groups, as well as the implementation of governance processes and ESG and climate transition methodologies.
•Our internal environmental, social and climate risk & ESG assessment covered 100% of our active suppliers and potential clients, in accordance with our internal policies.
•We analyze our exposure to climate risks through initiatives such as the CDP and PCAF, enabling us to structure a transition strategy and prepare for future regulatory requirements regarding this agenda.
3) We aim to achieve diversity & inclusion goals, becoming a more diverse company:
•Since 2020, diversity and inclusion have become material topics to us, which fosters our internal and public goals to improve our metrics in this area.
•We seek to create inclusive programs and job opportunities.
•As part of our governance structure, we have established a diversity commission to oversee our efforts towards diversity and inclusion.
4) We strive to democratize financial and technological education, changing people’s mindset towards money:
•We aim to impact 50 million people through financial education in ten years.
•We have partnerships with local players focused on educational solutions.
•XP has achieved a national award and financial education tournament, which signals our relevance to the community.
•XP provides free technology educational programs, promoting accessibility and inclusion.

67	FORM 20-F

«Table of Contents

Our ESG Governance
At XP Inc., we acknowledge that we must be responsible for our legacy. Therefore, throughout our entire business, we seek to be protagonists and lead the Environmental, Social and Governance Agenda, or “ESG Agenda.” We believe that companies play a fundamental role in solving ESG challenges, and we strive to implement significant ESG practices from both internal and external perspectives.
We reference our corporate governance to the best market practices while maintaining our entrepreneurial culture and autonomy in the actions of our teams. We have a specific governance structure for addressing ESG issues where the executive board is responsible for supervising and monitoring ESG strategies and the implementation and compliance of our social, environmental and climate responsibility policy (PRSAC). We have an executive officer responsible for the PRSAC of the company, with the responsibility of implementing actions towards the effectiveness of the PRSAC, monitoring and evaluating the actions implemented and assisting the executive board and board of directors.
We also have (i) a diversity and inclusion working group, composed of our CEO, our human resources officer and our senior diversity & inclusion manager, responsible for supporting the evolution of diversity and inclusion issues in our companies, validating and directing action plans for this agenda in the company, (ii) an ESG working group, composed of our CEO and our executive board, responsible for deliberating operations with a high degree of social, environmental and climate risk, especially in cases of controversies, and (iii) a social, environmental and climate risk working group, composed of our executive board, responsible for monitoring our exposure to social, environmental and climate risks, deliberating on exposure limits/appetite for social, environmental and climate risks and monitoring progress towards social, environmental and climate risk targets.
Additionally, we believe that the ESG agenda should not be distant from our operational areas and, therefore, we also have technical experts within some of our internal areas and controlled companies, which we call ESG chapter. We expect this will help support the integration of ESG practices into our business practices.
Our Products and Services
We sell a wide range of products and services in various combinations to our clients. We have developed these solutions to provide our clients with significant differentiation and a superior value proposition versus the legacy offerings of traditional banks.
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
Hundreds of equity securities and futures, such as:
•Equities, iShares, or “ETFs” and BDRs;
•Dollar, Ibovespa and rate futures; and
•Commodities, such as feeder cattle, coffee, soy; corn, ethanol, oil and gold.
•Retail •Institutional

Fixed Income Securities	Investment Products	Over 150 fixed income securities, including: Bank Deposits: LCI, LCA, CDB, and LC; Corporate Bonds: Debentures, CRI, CRA, LF and FIDC; Sovereign Bonds: NTN-B, NTN-F, LTN, LFTs; and Interest Rate Swaps	•Retail •Institutional

Mutual, Hedge and Private Equity Funds	Investment Products	•Over 200 XP Asset Management Funds; •Over 500 third-party funds curated by XP from over 160 asset managers; and •Over 150 international funds.	•Retail •Institutional

68	FORM 20-F

«Table of Contents

Name	Type	Description	Clients

Structured Products	Investment Products
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
•Retail •Institutional

Credit Cards	Credit Products	We offer to our clients in both XP and Rico a Visa Infinite Credit Card free of charges and with a pioneer “Investback” program - a cash-back program that automatically invests at least 1% of every paid invoice in a liquid fixed-income fund on behalf of the customer as a reward.	•Retail

Loan operations/Collateralized Credit Products	Credit Products	Our platform offers hassle-free, low-interest personal loans secured on the customer’s invested assets, which allows for rates below market averages. 90-day NPL is zero due to the structured nature of the credit.	•Retail

Retirement Plans and Life Insurance	Investment Products
XP branded solutions and distribution of over 266 funds from 105 leading independent insurers and asset managers, including:
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
Our Marketing, Sales and Distribution
We market our brands and value-proposition through our proprietary media and we sell our products and services through our omni-channel distribution network and online portals, which are part of our self-reinforcing ecosystem that promotes XP’s products and services. We believe the primarily digital, technology-enabled nature of our media and our distribution is a significant differentiator for our business and a key competitive advantage.
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

69	FORM 20-F

«Table of Contents

•Infomoney – acquired in 2011, Infomoney is the largest investment-related website in Latin America, with approximately 8.1 million monthly unique visitors as of December 31, 2022.
•XP Educação – a key part of our mission since our founding, XP Educação is a leading financial education portal in Brazil. XP Educação provides seminars, classes and learning tools to help investors, entrepreneurs and executives to evolve through their respective journeys and according to their specific needs.
•EXPERT Platform – our proprietary investment phygital content platform, comprising a research group with over 30 specialists serving retail clients in Portuguese and institutional clients in English. This group produces a wide range of content, which includes insights into fixed income, equities, funds, REITs, asset allocation, economics and politics, among others, covering from the basics to a more advanced content. Our digital research retail platform is free and has over 1.3 million monthly visitors that come to our website, which utilizes a robust SEO strategy to attract new viewers, along with educational content and in-person events.
•EXPERT Event – our annual conference for clients, IFAs and partners has become the largest investment event in Latin America. In 2019, we had approximately 30,000 attendees, over 180 sponsors, over 140 journalists in attendance, and over 940 news articles written about our event. Due to the COVID-19 pandemic, the 2020 event was held 100% digitally and free of charge for the first time in its history. Our EXPERT 2021, which was already considered one of the largest investment events in the world, attracted approximately 1.5 million attendees on its own digital platform, a significant increase from prior years. The event had more than 350 speakers and a total of more than 200 hours of content. In 2022, the EXPERT event was held both in-person and virtually, and had over 434,000 attendees, including over 160 sponsors, over 140 journalists, and over 2,100 news articles written about our event. EXPERT 2022 included a roster of world-renowned speakers, including former prime minister of the UK Theresa May, athlete and businesswoman Serena Williams, Oaktree Capital Management Founder Howard Marks, among many others.
Omni-Channel Distribution Network
We onboard and serve our clients though our omni-channel distribution network, which enables us to deliver our products and services through a range of proprietary channels designed to provide different levels of service and functionality. These include:
•XP Direct – Our full-service website and internal advisory teams focused on mass-affluent clients, which provides access to all of our products and more sophisticated functionality.
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
•IFA Network – Our proprietary distribution network of approximately 12,300 IFA partners, who solicit new clients and help us onboard them as XP clients. These IFAs are located in 2,558 offices in 242 cities across the country and form the largest independent financial advisor network in Brazil, which is a competitive advantage for XP. We believe our IFA partners choose to work with XP for a number of reasons, including: (1) our deep understanding and appreciation of the IFA business model and our promotion of IFA careers given our origins as an IFA; (2) our dedicated suite of technology tools designed to help IFAs manage their businesses more effectively; (3) our trusted brand and reach across Brazil; and (4) our proprietary market information, which can help IFAs reach and sell their services to customers more effectively.
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

70	FORM 20-F

«Table of Contents

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
XP Innovation Development Teams
We have also built a dedicated innovation development program, called XP Innovation. These dedicated technology resources develop and support our solutions by using agile software development methods and leveraging our significant technology and data assets. These include XP Tribes, comprising two to three managers each, that help guide and support our development priorities across numerous projects, and XP Squads, comprising autonomous integrated teams of eight to ten people, including a product owner and business expert, a UX specialist, a technology leader and several developers, that collaborate to create new technologies and solutions or improve our current offerings. These teams focus on the complete customer experience, conducting client interviews, prototyping, behavior analysis and user tests. One of the most visible external examples of our technology capabilities is the suite of technology applications that we provide to our clients and partners. Our technology evolution was followed by a deeper and broader corporate transformation process, which involved the creation of business units and integrated our front-office to our foundations – back-office, middle-office and innovation teams. We believe that the main benefits of the transformation are a leaner and more efficient corporate organization that allows us to optimize decision making and execution of our projects.
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
Bull
Bull is our free, cloud-based trading platform designed for retail and institutional traders, that includes powerful data visualization, custom simulations, analytics, and advance graphics tools that can be used from any internet connected device, such as a desktop, tablet, mobile phone and smart watch. The user can analyze the main flows of the market, time and schedule trades, and conduct various forms of charting and volume and pricing analysis. In addition, the user has access to several trading tools such as Chart Trading and DOM, that can be used to run various market and performance simulations and execute trading quickly and efficiently
Rede
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

71	FORM 20-F

«Table of Contents

HUB
HUB is an IFA management solution application, similar to Rede, but designed to help an IFA run its business on-the-go through a mobile application. HUB also provides a comprehensive suite of tools for IFAs that enable them to: (1) access client information in real time; (2) manage their CRM application and organize their schedules and meetings on the go; (3) monitor client activity, net funding and upcoming maturities; (4) quickly define and chart investment strategies remotely; and (5) communicate with clients across a range of platforms and third-party applications
WebCambio
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
XP Mobile
XP Mobile is a suite of mobile apps for various XP websites, including XP Investimentos, Clear and Rico, available in the Apple App Store and Google Play store. In these stores, XP Investimentos, Rico and Clear apps had quality ratings respectively of 4.4, 3.7 and 4.0 in the Google Play Store and 4.8, 4.7 and 4.3 in the Apple Store as of December 31, 2022.
Regarding XP Investimentos, in December 2022, 80% of our active clients logged in the platform exclusively through our apps, 16% through both our websites and apps, and 4% only through our websites. In the same period, clients logged in through our apps an average of 19 times while clients who logged in exclusively through our websites averaged 4 times.
Regarding Rico, in December 2022, 79% of our active clients logged in the platform exclusively through our apps, 19% through both our websites and apps, and 2% only through our websites. In the same period, clients logged in through our apps an average of 5 times while clients who logged in exclusively through our websites averaged 6 times.
Regarding Clear, in December 2022, 65% of our active clients logged in the platform exclusively through our apps, 12% through both our websites and apps, and 22% only through our websites. In the same period, clients logged in through our apps an average of 13 times while clients who logged in exclusively through our websites averaged 11 times.
XTAGE
XP intends for the creation of XTAGE to be a key milestone in democratizing access to the digital assets market in Brazil. Built on Nasdaq’s leading trading technology, the platform started rolling out to select individual customers in July 2022, all of whom are domiciled in Brazil (and who can only access the platform subject to the satisfaction of certain KYC requirements, in accordance with industry practices and applicable Brazilian legislation, including a self-certification that they are non-U.S. persons).
In 2022, we rolled out the trading platform to 19,000 individual customers. We provide access to the trading platform directly in the existing XP technology applications, giving customers direct access to their digital assets portfolio and providing a frictionless process for them to invest through the XP app. Marketing around these launch efforts is entirely in Brazilian Portuguese and are not directed at U.S. Persons. For its marketing to existing XTAGE customers, XTAGE uses email, in-app notifications and push notifications. To drive new traffic to the platform, XTAGE uses a variety of marketing tools, including third party tools. XTAGE’s marketing mainly targets retail customers in different ways and with different campaigns. While XTAGE engages in standard business analysis of data received through its marketing campaigns, it does not use any marketing optimization functions. Our revenues generated from XTAGE represented less than 0.1% of our total revenue and income for 2022. XTAGE generates revenues from the XTAGE platform by charging fees for each transaction. The fees are a fixed percentage of the Brazilian Real value of each transaction. Certain customers and market makers pay discounted fees based on their level of activity on the platform.

72	FORM 20-F

«Table of Contents

The new platform currently offers only trading in bitcoin, ether, matic and link. Our customers are required to fund their accounts in Brazilian reais so they can then use those funds on our XTAGE platform to purchase digital assets. Similarly, when customers wish to withdraw funds from XTAGE, they are required to sell their digital assets and transfer out the available balance in Brazilian reais. XP plans to expand XTAGE’s offering to include additional types of digital assets and services, such as access to third party trading platforms and the transfer of crypto assets to and from our customers’ accounts with XTAGE, as market trends and investor appetite continue to evolve, pursuant to our existing policies and procedures on the legal and regulatory permissibility of making any particular digital asset available on the new platform. These policies and procedures include whether a particular digital asset that we intend to make available on the new platform is a “security” (valor mobiliário) under Law No. 6,385/1976 and therefore subject to the jurisdiction and regulation of the Brazilian Securities and Exchange Commission (Comissão de Valores Mobiliários), or “CVM.” For further information on the implications of listing, trading, custodying or engaging in other activities in a digital asset that is a “security” (valor mobiliário) under Brazilian law, see “Item 3. Certain Information—D. Risk Factors—Certain Risks Relating to Our Business and Industry —A determination that a digital asset is a “security” for purposes of the Brazilian securities laws could limit or prohibit listing, trading, custodying or engaging in other activities with that digital asset in Brazil and with or for Brazilian parties, which could adversely affect the value of that digital asset and potentially digital assets generally, and could therefore adversely impact our business, financial condition and results of operations as well as the market price of XP Shares (including in the form of XP BDRs).” and “Item 3. Certain Information—D. Risk Factors— Certain Risks Relating to Our Business and Industry—A determination that a digital asset is a “security” for purposes of the Brazilian securities laws could have adverse regulatory consequences for XTAGE and our partners, and could therefore adversely impact our business, financial condition and results of operations as well as the market price of XP Shares (including in the form of XP BDRs).”
We have in place policies and procedures that we use to analyze whether a particular digital asset should be treated as a security (valor mobiliário) for purposes of Brazilian law. Under these policies and procedures, the Company also evaluates public information about the particular digital asset and the CVM’s interpretation of the Howey test that the CVM uses to determine whether a “collective investment contract” is as a security, pursuant to Law No. 6,385/1976. The Company’s legal department classifies each digital asset under consideration as “low,” “medium” or “high” risk of being considered a security in Brazil. Even if the Company determines that there is a “low” risk of a particular digital asset being considered a security, the Company may still engage outside counsel for their legal analysis in support of such a determination. If any digital asset is classified as “medium” or “high” risk, the Company will always obtain the advice of outside counsel as to whether the Company would have good arguments to support a conclusion that the particular digital asset should not be considered a security. The Company has assessed that all digital assets currently listed on XTAGE are at “low” risk of being considered a security under Brazilian law. XP’s analysis is not binding on regulators or court in Brazil.
The Company’s onboarding and know your customer (“KYC”) process is consistent with the process required by Brazilian law for similar financial institutions. Specifically, each potential customer is required to (1) provide his or her name, (2) provide his or her Brazilian tax ID number (the “CPF” number), which is the Brazilian equivalent to a social security number, (3) upload his or her Brazilian identity card, Brazilian driver’s license, or Registro Nacional de Estrangeiros (RNE), a form of ID available only to non-Brazilian citizens with a permanent visa in Brazil. If a potential customer does not certify to being a non-U.S. Person, and does not provide the information described in (1)-(3) above, he or she will not be able to use the XTAGE platform. The Company then validates the information provided with third-party bureaus and identity verification services. Certain potential customers may be required to submit additional documentation if there are difficulties verifying their information, and all potential customers are required to pass a biometric facial process.
A new XTAGE customer is required to fund their account by transferring Brazilian reais from their personal Banco XP account to an account also at Banco XP in the name of XTAGE for the benefit of XTAGE’s customers. Once a customer’s XTAGE account is funded, the XP mobile app shows their XTAGE account as credited with Brazilian reais. Customers can then transact on the XTAGE platform; all initial transactions are purchases of a digital asset because a customer’s XTAGE account is, at inception, funded only with Brazilian reais and customers are not permitted to short sell digital assets on the XTAGE platform. To purchase or sell a digital asset, a customer chooses a digital asset, indicates whether he or she would like to buy or sell and inputs the desired quantity. Customer orders are matched with a market maker, an XP Entity or, in case the XP Entity is unavailable, Parfin, which acquire their crypto assets from well-known crypto exchanges. The customer account is then credited the digital asset and debited Brazilian reais; when a customer sells a digital asset, the customer account is debited the digital asset and credited Brazilian reais. The customer can see his or her updated balance on the XTAGE app.
When a market maker sells a digital asset to a customer on the XTAGE platform, the market maker delivers that digital asset on-chain to an XTAGE wallet at Parfin. XTAGE then will transfer digital assets from the Parfin wallet to a cold wallet held by BitGo for operational and security purposes such that the composition of digital assets held in warm or cold wallets is approximately 20% in warm to 80% in cold storage. XTAGE anticipates a greater proportion of digital assets being held in cold wallets in the coming months.

73	FORM 20-F

«Table of Contents

In Brazil, only financial institutions authorized by the Brazilian Central Bank (Banco Central do Brasil) may custody Brazilian reais, as only such institutions may transfer Brazilian reais on behalf of another person or entity. Transfers of digital assets (other than digital assets that are securities) do not require any license in Brazil.
Nasdaq Services Agreements

On September 16, 2021, we entered into a master services agreement with Nasdaq Technology AB, or “Nasdaq AB,” for (i) our trading services, or the “Trading Platform Agreement;” and (ii) our market surveillance services, or the “Market Surveillance Agreement” (and together with the Trading Platform Agreement, the “Nasdaq Agreements”). We don’t expect to incur capital expenditures in connection with the Nasdaq Agreements other than standard onboarding fees.
Pursuant to the Trading Platform Agreement, Nasdaq AB has undertaken to develop a digital environment to allow us to connect our application programming interfaces with Nasdaq’s system, enabling the trading of digital assets on our platform. Pursuant to the Trading Platform Agreement, we have agreed to pay to Nasdaq AB an onboarding fee, a monthly service fee payable annually as from the date the platform goes live, and a variable fee based on the daily trading volume of all digital assets, as from the beginning of the third year of the Trading Platform Agreement. The monthly fee contemplates a minimum number of transactions per second and the parties can agree to increase capacity for an additional variable monthly fee based on transaction volume.
Furthermore, pursuant to the Market Surveillance Agreement, Nasdaq AB has agreed to monitor our marketplace through its proprietary applications, including to provide support services for platform testing and alert analysis and provide reporting services to facilitate the ongoing cloud monitoring of the sale and purchase of digital assets on the XTAGE platform. Nasdaq AB also provides cloud operation tools and related technical support. Pursuant to the Market Surveillance Agreement, we have agreed to pay to Nasdaq Market Surveillance an onboarding fee, an annual service fee and a variable monthly fee based on the average daily trading volume on the XTAGE platform during the period. The annual service fee is subject to an annual increase.
Moreover, pursuant to the Nasdaq Agreements, Nasdaq AB has agreed to certain information security obligations and service level requirements as provided for in the Nasdaq Agreements. The parties have also agreed to indemnify each other upon the occurrence of certain events, subject to certain limitations on liability. The Nasdaq Agreements have an initial term of five years: (i) the Market Surveillance Agreement is renewable for one additional year; and (ii) the Trading Platform Agreement is automatically renewed for successive three-year terms unless either party provides at least six months prior written notice of non-renewal. The Nasdaq Agreements may be terminated by either party upon the occurrence of certain customary termination events and/or material breaches, including a failure to pay amounts due and bankruptcy proceedings.
BitGo Custodial Services

On March 1, 2022, XTAGE entered into a custodial services agreement, the “BitGo Agreement,” with BitGo Trust Company, Inc., or “BitGo.” BitGo provides XTAGE with custodial services, including holding digital assets in cold storage controlled and operated by BitGo. In this context, cold storage means that the private keys that permit the transfer of digital assets to another blockchain address are held on a device that is not connected to the internet. As of October 31, 2022, approximately 75% of the digital assets credited to accounts on the XTAGE platform were held by BitGo pursuant to the BitGo Agreement in cold storage, with the remaining 25% held by Parfin subject to the arrangement described below. The Company anticipates a greater proportion of digital assets being held in cold wallets in the coming months.
Under the BitGo Agreement, BitGo must (i) segregate all digital assets received from XTAGE pursuant to the BitGo Agreement from both the property of BitGo and from BitGo’s other customers, (ii) maintain a business continuity plan that will support its ability to conduct business in the event of a significant business disruption, (iii) maintain specified information security and service level requirements, (iv) maintain full and accurate books and records relating to our accounts and its services to us, (v) grant access during normal business hours to us and any regulatory or governmental authority that requires access to such books and records, and (vi) use reasonable best efforts to keep in safe custody all digital assets and keys in BitGo’s custody pursuant to the BitGo Agreement, including preventing unauthorized access to, or use of, keys in BitGo’s custody. BitGo provides XTAGE with the on-chain addresses in which it custodies digital assets pursuant to the BitGo Agreement, through which XTAGE can verify transfers to and from the BitGo custody accounts, and the resulting balances in the BitGo custody accounts, on-chain.

74	FORM 20-F

«Table of Contents

As our custodian, BitGo, not XTAGE, holds the private keys that permit the transfer of digital assets held through the XTAGE platform to another blockchain address. Signing a transaction from a cold storage wallet is a rigorous and carefully scrutinized process. The cold storage wallets use keys that are secured offline in purpose-built, Class III bank vaults in undisclosed locations. Each instruction to BitGo to use these keys requires the involvement of multiple individuals (multi-signature) and two forms of identification (two-factor authentication). BitGo may take a longer time to verify security processes for larger transaction instructions. Moreover, BitGo has policies and procedures for changing personnel, restoring systems in the event of local failures and audit logging and access controls.
The service fees charged by BitGo to XTAGE are calculated monthly based on the average U.S. dollar value of XTAGE assets under custody with BitGo. BitGo has agreed to provide statements of accounts to XTAGE at least once per quarter. Furthermore, BitGo has agreed to obtain and maintain insurance coverage from a reputable and substantial insurance company in such types and amounts as are commercially reasonable for BitGo’s services, including insurance against loss or theft of any of our or our customers’ digital assets, to a maximum level of US$250 million. Because the inspection rights of BitGo’s insurance providers are provided in BitGo’s agreements with its insurance providers, XTAGE is unaware of any inspection rights held by any insurance providers. XTAGE’s agreements do not provide that information.
Parfin Custodial Services

On April 25, 2022, XTAGE entered into a master services agreement with Parfin Pagamentos Ltda., or “Parfin,” which is also a third-party digital asset custodian for XTAGE, or the “Parfin Agreement.”
Some of the digital assets listed on the XTAGE platform are held at Parfin to enable XTAGE to offer its services without the need to frequently access the digital assets XTAGE holds in cold storage at BitGo. These assets are not held in cold storage, but instead in what are generally referred to as warm wallets. As of December 31, 2022, approximately 20% of the digital assets on the XTAGE platform were held by Parfin in warm wallets pursuant to the Parfin Agreement. The Company anticipates a smaller proportion of digital assets being held in these warm wallets in the coming months.
Under the Parfin Agreement, Parfin must (i) segregate all digital assets received and held by it pursuant to the Parfin Agreement from both the property of Parfin and its other customers, (ii) refrain from pledging or hypothecating any digital assets received pursuant to the Parfin Agreement under its custody, (iii) maintain a plan for continuity of business to support the services rendered, including appropriate risk controls and disaster recovery plans and (iv) maintain information security and ensure the fulfillment of requirements of service levels specified under the Parfin Agreement. Parfin is a SOC 2 Type II certified company, and adheres to SOC 2 Type II security and governance standards and procedures for storing the private keys of customers’ digital assets. In addition, Parfin has a partnership with a third-party to store a back-up private access key, which could be used to retrieve access to our customers’ assets in case of any breach of Parfin systems.
The service fees charged by Parfin to XTAGE are calculated monthly based on the average U.S. dollar value of XTAGE assets under custody with Parfin. Parfin is not required to maintain an insurance policy, but is required to indemnify us for breaches caused by its negligence, subject to the limitations of liability provided in the Parfin Agreement.
Our Support Functions
In order to provide, fulfill and support our products, services and platforms, we have built a robust yet efficient operations organization that leverages our technology to onboard our clients, provide high-quality customer support and conduct our fraud prevention and risk management. These support functions include:
Our Customer Onboarding
Our client onboarding process is primarily a digital experience and highly efficient. Prospective clients must register on a web based platform and enter their basic identification information, such as a name, date of birth and government ID number, as well as their residential address and financial data, such as monthly income and total assets. This process is highly efficient and compliant with Brazilian banking regulation and international anti-money laundering and know-your-customer best practices. All information registered by our prospective clients is verified and validated through third-party data services that integrate automatically with our systems through our API applications. On average, this validation procedure takes less than two minutes to be completed and for prospective clients to be informed whether their application was successful or not. Today, we believe 94% of prospective clients are automatically approved and have their accounts opened through this process.

75	FORM 20-F

«Table of Contents

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
We closely measure our clients’ satisfaction and overall happiness with our services, across all of our brands, through quality indicators and surveys such as NPS and CSAT. These metrics are directly linked with our internal customer support personnel evaluation and compensation, which we believe reinforces our team alignment and commitment to proving high-quality customer service. We are also highly focused on delivering a highly positive overall client experience and intend to continue investing in this area. We have a specific team of professionals that are dedicated to coordinating client experience improvement projects across each point of customer contact throughout our company.
Our Fraud Prevention and Risk Management
Our fraud prevention and risk management operations are primarily managed by three different groups that are staffed with more than 101 employees dedicated to auditing and mitigating our company risk exposure. This team is composed of highly qualified personnel that come from a variety of backgrounds in other areas, such as telecommunications, credit card issuing, merchant acquiring, banking and the stock market. They are completely independent from our business functions and report directly to our Chief Risk Officer. These groups include:
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

76	FORM 20-F

«Table of Contents

Competition
The Brazilian financial services industry is highly competitive and fast-changing. The markets for our solutions continue to evolve and are competitive in the asset classes, products and geographies in which we operate. We face competition to acquire customers from a variety of traditional and nontraditional financial institutions. Our primary competitors are traditional financial institutions, including Itaú Unibanco, Bradesco, Caixa, Banco do Brasil and Santander. We also face competition across business units, particularly from other financial services companies such as Nubank, Banco Inter, BTG Pactual and Guide, among others. Other potential competitors are other providers in some specific categories, such as asset management firms, insurance companies, investment banking firms, institutional brokerage firms, private banking and wealth management firms, digital banks and research reports providers.
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
Our Regulatory Position
Three of our subsidiaries, XP CCTVM, Banco XP S.A., or “Banco XP,” and XP DTVM perform activities that are subject to regulation in Brazil by the Central Bank. As required by the applicable Brazilian regulation, they must possess authorizations from the Central Bank in order to operate, as follows:
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
•XP DTVM is authorized by the Central Bank to, among other activities, carry out public offering and distribution of bonds and securities, provide securities portfolio management services and carry out operations in the foreign exchange market.

77	FORM 20-F

«Table of Contents

Seven of our subsidiaries, XP CCTVM, XP DTVM, XP Gestão, XP Advisory, XP Vista, XP PE and XP Allocation perform activities that are subject to regulation in Brazil by the CVM. As required by the applicable Brazilian regulation, they are authorized to operate by the CVM, as follows:
•XP CCTVM is authorized to provide securities broker dealer services, securities portfolio management services (exclusively to its own proprietary portfolio) and securities custody services;
•each of XP DTVM, XP Gestão, XP Advisory, XP Vista, XP Allocation and XP PE are authorized to provide securities portfolio management services.
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
One of our subsidiaries, XP Investments UK LLP, performs activities that are subject to regulation by the Financial Conduct Authority. As required by the applicable regulation, it is authorized and regulated by the FCA and has sufficient permissions to carry out its business, including operating as an Organized Trading Facility, or “OTF.”
Two of our subsidiaries, XP Corretora de Seguros Ltda., or “XP CS,” and XP VP, perform activities that are subject to regulation by SUSEP. As required by the applicable regulation, both have obtained authorizations to operate from SUSEP, as follows:
•XP CS, our insurance broker-dealer, is authorized to operate as an insurance brokerage; and
•XP VP, our insurance company, is authorized to operate life insurance and private retirement plans.
Regulatory Environment in Brazil
Our main subsidiaries in Brazil are subject to extensive regulation, such as those applicable to banks (in the case of Banco XP), securities and foreign exchange brokers (in the case of XP CCTVM), securities portfolio managers (in the case of XP Gestão, XP Advisory, XP PE, XP Allocation Asset Management Ltda. and XP Vista), insurance companies and insurance brokers (in the case of XP VP and XP CS, respectively).
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
The Banking Law laid out the structure of the national financial system, which is made up of the CMN, the Central Bank, Banco do Brasil S.A., the National Bank for Economic and Social Development – BNDES, or the “BNDES,” and other public or private financial institutions. While the following entities do not fall under the purview of the Banking Law, they play key roles in the financial system: the CVM, SUSEP, the National Superintendency of Retirement Plans (Superintendência Nacional de Previdência Complementar), or “PREVIC;” the CNSP, and the National Council for Retirement Plans (Conselho Nacional de Previdência Complementar), or “CNPC.”

78	FORM 20-F

«Table of Contents

Law No. 4,728 of July 14, 1965, as amended, or “Law No. 4,728/65,” regulates Brazilian capital markets through setting standards and various other mechanisms. Further, pursuant to Law No. 6,385 of December 7, 1976, as amended, or “Law No. 6,385/76,” the distribution and issuance of securities in the market, trading of securities and settlement and/or clearance of securities transactions all require prior authorization by the CVM. The banking and capital markets regulatory framework in Brazil is further supplemented by the regulation issued by CMN, CVM and the Central Bank, and self-regulation policies, such as those issued by various associations, over-the-counter organized markets and securities exchanges, that govern their members and participants, (for example, B3, the Brazilian Association of Financial and Capital Markets Entities, or “ANBIMA,” and the Brazilian Association of Investment Analysts, or “APIMEC”). The incorporation and operation of financial institutions in Brazil depend on prior authorization from the Central Bank (under Decree No. 10,029 of September 26, 2019, the Brazilian Executive Branch granted authority to the Central Bank to approve foreign investments in financial institutions. Such decree was further regulated by Circular No. 3,977 of January 22, 2020), and are also subject to oversight from the CVM when they participate in the Brazilian capital markets (such as XP CCTVM).
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
Pursuant to Banking Law, CMN Resolution No. 4,970 of November 25, 2021, as amended, or “CMN Resolution No. 4,970,” and CMN Resolution No. 5,008 of March 24, 2022, as amended, or “CMN Resolution No. 5,008,” financial institutions that are securities brokerage firms (such as XP CCTVM) must seek approval from the Central Bank, and, in certain cases, the CVM when appointing managers (including directors, officers and members of certain statutory boards, such as fiscal councils). According to Law No. 4,728/65, for securities brokerage firms (such as XP CCTVM), managers are subject to further restrictions and are prohibited from working for or fulfilling any administrative, advisory, tax or decision-making positions at entities listed on the Brazilian stock exchange. In addition, managers of XP CCTVM are prohibited from filling managerial functions in other brokerage firms authorized to carry out foreign exchange transactions pursuant to CMN Resolution No. 5,009 of March 24, 2022. However, Banco XP, our multi-purpose bank, is authorized to carry out foreign exchange transactions. For additional information, please see “—Multi-Purpose Banks” .
According to CMN Resolution No. 5,043 of November 25, 2022, with the exception of (1) equity interests typically held in proprietary investment portfolios by investment banks, development banks, development agencies (agências de fomento) and multiservice banks (bancos múltiplos); and (2) temporary equity interests not categorized as permanent assets (ativos permanentes) and not subject to consolidation by the financial institution, financial institutions must receive prior authorization from the Central Bank to hold capital interest of other companies. In order to receive authorization, the financial institutions’ activities must justify the need to hold capital interest for other companies; however, should the financial institutions participate in underwriting activities falling under certain exceptions established by the CMN, they will not need to provide justification.
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

79	FORM 20-F

«Table of Contents

Brokerage firms are regulated by CMN Resolution No. 5,008, which allows brokerage firms to participate, among others, in the following activities: (1) trading in stock exchanges; (2) underwriting; (3) intermediating public offerings; (4) managing investment portfolios; and (5) intermediating foreign currency trades. In addition to CMN Resolution No. 5,008, brokerage firms are subject to regulations from the CVM.
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
Third-Party Funds Management
XP Gestão, XP Advisory, XP Vista, XP PE Gestão de Recursos Ltda., XP Allocation Asset Management Ltda. and XP LT are asset managers licensed to operate by, and subject to the rules and oversight of, the CVM, pursuant to Law No. 6,385/76 and CVM Resolution No. 21 of February 25, 2021, as amended, or “CVM Resolution No. 21.” XP LT is currently an inactive company and it´s not proving any services.
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

80	FORM 20-F

«Table of Contents

IFAs
The activity of IFAs (agentes autônomos de investimentos) is regulated by CVM Resolution No. 16 of February 9, 2021, as amended, or “CVM Resolution No. 16,” and Comment Letter No. 4/2018-CVM/SMI, until June 1, 2023, when CVM Resolution No. 178 is expected to become effective. Pursuant to such rules, IFAs are individuals, acting as agents and representatives for an institution integrating securities distribution systems, registered with the CVM to conduct client development and attraction, to receive and register orders and transmit such orders to the appropriate trading or registration systems and to provide information and recommendation on the products offered and on the services provided by the institution that hired them. Although they are individuals, CVM Resolution No. 16 allows IFAs to carry out their activities through an unlimited liability partnership (sociedades simples) or sole proprietorship (firma individual), incorporated for this specific purpose, which must also be registered with the CVM. Upon effectiveness of CVM Resolution No. 178, IFAs shall be allowed to provide complementary services to clients, as long as they don’t conflict with their main services, being prohibited however, to provide portfolio management, securities consultancy and securities analysis services. The IFAs must be engaged by an institution integrating the securities distribution system and, according to CVM Resolution No. 178, IFAs will not be required to act on an exclusivity basis and may be engaged by multiple institutions, although exclusivity may still be agreed contractually among the parties.
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

81	FORM 20-F

«Table of Contents

In recent years, CMN has issued rules with the intention of modernizing financial services and retail banking. On September 26, 2019, CMN issued Resolution No. 4,753, as amended, or “CMN Resolution No. 4,753”, which, effective as of January 1, 2020, replaces and consolidates a series of sparse CMN Resolutions dealing with the opening of bank accounts, which were issued over the years due to changes made to enable the creation of new products and services for specific public/clients, such as the rules applicable to “simplified accounts,” previously governed by CMN Resolution No. 3,211 of June 30, 2004, and CMN Resolution No. 4,480 of April 25, 2016, as amended, which used to regulate the opening and closing of bank deposit accounts by Brazilian residents through the exclusive use of electronic means and set forth terms and conditions applicable thereto. In addition, CMN Resolution 4,949 of September 30, 2021, effective as of March 1, 2022, sets forth procedures to be adopted by financial institutions with respect to client relationship.
Aiming to enable the use of more modern and efficient technology for the purpose of attracting new customers through electronic service channels, a process known as digital onboarding, CMN Resolution No. 4,753 removed from the regulatory framework several existing restrictions arising from the adoption of procedures relating to physical handling of documents, such as the requirement that the identification and location details of the client should be physically checked, as previously contained in Resolution No. 2,025, of 1993. The Central Bank acknowledged that there currently are more efficient and secure ways of verifying data by electronic means, which reduces administrative costs.
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
Securities Analysts
The activity of securities analysts (analista de valores mobiliários) is regulated by CVM Resolution No. 20, of February 25, 2021, and by CVM Circular Letter No. 2/2019/CVM/SIN, of March 1, 2019 and by CVM Circular Letter No. 13/2020/CVM/SIN of November 11, 2020. Pursuant to such rules, securities analysts are individuals or legal entities that, on a professional basis, prepare analyst reports for publication, disclosure or distribution to third parties, even if limited to certain clients. For purposes of CVM Resolution No. 20, “analyst reports” mean any texts, follow-up reports, studies or analyses regarding specific securities or issuers that may assist or influence investors in the investment decision process.
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

82	FORM 20-F

«Table of Contents

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

83	FORM 20-F

«Table of Contents

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
The Central Bank
The activities of financial institutions are subject to limitations and restrictions. The Central Bank is responsible for (1) implementing those CMN policies that are related to monetary, credit and foreign exchange control matters; (2) regulating Brazilian financial institutions in the public and private sectors; and (3) monitoring and regulating foreign investments in Brazil. The president of the Central Bank is appointed by the president of Brazil (subject to ratification by the Senate) for a four-year term.
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

84	FORM 20-F

«Table of Contents

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
Retirement Plans and Insurance
SUSEP and CNSP
In Brazil, the regulation of insurance, coinsurance, retrocession, capitalization, supplementary retirement schemes and brokerage is carried out by CNSP and SUSEP.
SUSEP is an independent agency in charge of implementing and conducting the policies established by CNSP and the supervision of the insurance, coinsurance, retrocession, capitalization, supplementary retirement schemes and brokerage. SUSEP neither regulates nor supervises (1) the supplementary retirement entities that are regulated by the SPC; and (2) the operators of private healthcare assistance plans, which are regulated by ANS. With the enactment of Supplementary Law No. 126 on January 15, 2007, the CNSP and SUSEP are also responsible for the regulation of the Brazilian reinsurance market.
CNSP is made up of one representative of each one of the following bodies: Ministry of Social Security, the Central Bank, Ministry of Economy, Ministry of Justice, the CVM and the superintendent of SUSEP — Private Insurance Authority.

85	FORM 20-F

«Table of Contents

The supplementary insurance and retirement sectors in Brazil are subject to overlapping regulations. Decree-Law No. 73 of November 21, 1966, as amended, sought to centralize the legislation and inspection activities in the sector by creating the National Private Insurance System – SNSP, composed of: (1) CNSP; (2) SUSEP; (3) insurance companies duly authorized to operate in the private insurance market; (4) the reinsurance companies; and (5) duly qualified and/or registered insurance brokers. CNSP is linked to the Ministry of Economy and its main roles include establishing the guidelines and rules for the private insurance policy in Brazil; regulating the incorporation, organization, operations and inspection of insurers, reinsurers, supplementary open retirement funds and capitalization companies as well as establishing capital thresholds for such entities; establishing the general characteristics of insurance and reinsurance contracts; establishing general guidelines for insurance, reinsurance, supplementary open retirement funds, and capitalization operations; establishing general accounting and statistical rules as well as legal, technical and investment limits for the operations of insurers, reinsurers, supplementary open retirement funds and capitalization companies; and regulating insurance and reinsurance broker activities and profession.
SUSEP’s main roles include processing application requests of incorporation, organization and operations, and inspecting insurers, reinsurers, supplementary open retirement funds, and capitalization companies; issuing instructions and circular letters in connection with the regulation of insurance, reinsurance, supplementary open retirement funds and capitalization operations, in accordance with CNSP guidelines; setting forth the conditions of insurance plans to be used by the insurer market; approving limits for the operations of supervised companies; authorizing the use and release of assets and amounts given in guaranty for technical provisions and discretionary capital; inspecting and implementing the general accounting and statistical rules set forth by CNSP; inspecting the operations of supervised companies; and conducting the liquidation of supervised companies.
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

86	FORM 20-F

«Table of Contents

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
With this aim, CMN Resolution No. 2,099 of August 17, 1994, as amended, or “CMN Resolution No. 2,099,” and CMN Resolution No. 5,008 established minimum capital and net equity requirements for various types of financial institutions. For example, the CMN set a minimum capital amount and net equity amount of R$1.5 million for brokerage firms providing firm guarantee of underwriting of securities, in the manner operated by XP CCTVM, and R$17.5 million for multi-purpose banks, such as Banco XP after all due approvals from the Central Bank.
In accordance with the Basel Committee principles, other relevant rules for financial institutions are CMN Resolution No. 4,955 of October 21, 2021, as amended, or “CMN Resolution No. 4,955”, and CMN Resolution No. 4,958, as amended, or “CMN Resolution No. 4,958”, which set out the methodology for calculating the reference capital and the ascertainment of the minimum requirements for the reference capital, the main capital and additional capital.
CMN Resolution No. 4,557 of February 23, 2017, as amended, or “CMN Resolution No. 4,557,” unifies and expands Brazilian regulation on risk and capital management for Brazilian financial institutions and other institutions authorized to operate by the Central Bank. The rule is also an effort to incorporate recommendations from the Basel Committee on Banking Supervision into Brazilian regulation. The rule states that risk management must be conducted through a unified effort by the relevant entity (i.e., not only must risks be analyzed on an individual basis, but financial institutions and other institutions authorized to operate by the Central Bank must also control and mitigate adverse effects caused by the interaction of different risks). It also strengthens the rules and requirements related to risk management governance and expanded on the competence requirements and duties of the risk management officer.
The rule sets out different structures for risk and capital management, which are applicable for different risk profiles set out in the applicable regulation. Consequently, less sophisticated financial institutions can have a simpler risk management structure, while institutions with more complexity must follow stricter protocols.
Insurance companies are also subject to an extensive set of laws and regulations governing solvency, notably CNSP Resolution No. 432/2021, as amended, and Circular SUSEP No. 648/2021, as amended, which outline minimum regulatory capital parameters, prudential accounting adjustments, limitations on collateral assets supporting insurance reserves (ativos garantidores) and other related rules.
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

87	FORM 20-F

«Table of Contents

According to CMN Resolution No. 4,968 of November 25, 2021, the executive officers of the financial institution are responsible for implementing an efficient structure of internal control, by defining responsibilities and control procedures and establishing corresponding objectives and procedures throughout all levels of the institution. The executive officers are also responsible for verifying compliance with all internal procedures. The internal audit department of a financial institution reports directly to the executive officers or directors of the institution, as applicable.
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
The Central Bank is the authority empowered to determine this sort of regime, which shall take place: (1) in case the financial institution (a) performs recurring practices against the economic and financial policies provided in federal law; (b) faces a shortage of assets; (c) fails to comply with the compulsory banking reserve rules; (d) has a reckless or fraudulent management; or (2) in case of the existence of any of the reasons for an intervention by the Central Bank, as provided for in Law No. 6,024/74.
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

88	FORM 20-F

«Table of Contents

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

89	FORM 20-F

«Table of Contents

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
Law No. 13,506, Central Bank Resolution No. 131 of August 20, 2021 and CVM Resolution No. 45 of August 31, 2021, as amended, regulate administrative sanctioning proceedings as well as the various penalties, consent orders, injunctive measures, fines and administrative settlements imposed by the Central Bank and the CVM.

90	FORM 20-F

«Table of Contents

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

91	FORM 20-F

«Table of Contents

Pursuant to the Anti-Money Laundering Law, banks (such as Banco XP), securities brokers (such as XP CCTVM), securities distributors, asset managers (such as XP Gestão, XP Advisory and XP Vista), leasing companies, credit card companies, insurance companies and insurance brokers (such as XP VP and XP CS, respectively), among others, must: (1) identify and maintain up-to-date records of their clients, for a period of at least five years; (2) keep up-to-date records of all transactions, for a period of at least five years, in Brazilian and foreign currencies, involving securities, bonds, credit, financial instruments, metals or any asset that if converted into cash exceed the amount set forth by the competent authorities, and which shall be in accordance with the instruction issued by these authorities; (3) keep up-to-date records of all transactions, for a period of at least five years, in Brazilian and foreign currency, involving securities, bonds, credit, instruments, metals, or any asset that if converted into cash exceeds the applicable minimum amount set forth by the relevant authorities, such transactions must be in accordance with guidance on amount, timing and counterparties from the relevant authorities; (4) adopt AML internal control policies and procedures that are compatible with the size of the company; (5) register and maintain up-to-date records with the appropriate regulatory agency (i.e., the Brazilian Financial Intelligence Unit (Unidade de Inteligência Finceira), or “UIF,” CVM and/or SUSEP); (6) comply with UIF’s requests and obligations; (7) pay special attention to any transaction that, in light of the provisions set forth by competent authorities, may indicate the existence of a money laundering crime; (8) report all transactions referred to in items 2, 3 and 7 to UIF within twenty-four hours, while abstaining from notifying their customers of such report; and (9) confirm to the applicable regulatory agency (i.e., UIF, CVM and/or SUSEP) that no offending transactions have occurred.
In accordance with Circular No. 3,978 enacted by the Central Bank on January 23, 2020, as amended, or “Central Bank Circular No. 3,978,” financial institutions are required to (1) maintain updated client registration data (including declarations regarding the purposes and nature of the transactions and verification of the of clients’ statuses as politically prominent persons); (2) adopt preventative internal policies and procedures; (3) record transactions involving amounts in national or foreign currencies, securities, metals or any other assets that may be converted to cash, including specific records for the issuance or reloading of amounts in the form of prepaid cards; (4) maintain records of all financial services provided and all financial transactions carried out with clients or on their behalf as well as consolidated information that allows for verification of the flow of funds, the economic activity and financial capacity of the client, the origin of funds and end beneficiaries of the transactions; (5) maintain records of transactions carried out by individuals or legal entities that involve the same groups of companies, in an amount greater than R$10,000.00 over the course of a calendar month or transactions that reveal patterns of activity that indicate a scheme to prevent identification; (6) review transactions or proposals that may indicate criminal activities; (7) maintain records of all transfers of funds related to (a) deposits, electronic transfers, checks, among others, and (b) issuance of checks, payment orders, among others, in amounts greater than R$1,000.00; (8) maintain records of issuances or loading of credit cards that allow the identification of transactions in amounts greater than R$100,000.00 or which reveal patterns of activity that indicate a scheme to prevent identification; (9) maintain records of transaction activities in amounts greater than R$100,000.00 in cash or which reveal patterns of activity that indicate a scheme to prevent identification; and (10) notify the relevant authority of any transaction that may be deemed suspicious by the financial institution.
SUSEP Circular No. 612/2020, as amended, or “SUSEP Circular No. 612/2020” imposes similar internal controls and monitoring requirements upon insurance and capitalization companies, complementary retirement companies, (entidades abertas de previdência complementar), cooperative companies (sociedades cooperativas), including those authorized to provide reinsurance services, in particular: (1) the monitoring of transactions involving politically prominent persons, terrorism and money laundering; (2) the prevention, monitoring and detection of suspicious transactions; (3) the registration of transactions with clients and beneficiaries, third parties and related parties; and (4) the validation of compliance mechanisms by internal auditing. Companies subject to this regulation are also required to appoint one of their Officers as head of compliance and register such individual in accordance with the Anti-Money Laundering Law and SUSEP Circular No. 612/2020.
Along the same lines, CVM Resolution No. 50 of August 31, 2021, as amended, or “CVM Resolution No. 50,” which entered into force on October 1, 2021, establishes, among other obligations, that persons who engage in, on a permanent or occasional basis, as a main or ancillary activity, cumulatively or not, the custody, issuance, distribution, settlement, trade, intermediation, consultancy or management of bonds or securities, and independent audit within the scope of the stock exchange market must adopt rules, procedures and internal controls in accordance with previously and expressly established procedures to confirm the registration information of its clients, keep such information updated and monitor the transactions carried out thereby, so as to prevent the use of the account by third parties and identify the end beneficiaries of the transactions, such entities shall also identify and closely monitor the business relations maintained with politically exposed person. Under CVM Resolution No. 50, the following should be monitored: (1) situations in which (a) it is not possible to maintain current their client registration information, (b) it is not possible to identify the ultimate beneficial owner of a transaction and/or (c) independent auditors are unable to undertake the verifications required by article 19 of CVM Instruction No. 50; (2) transactions in amounts incompatible with the transacting parties’ professional occupation, income, and/or equity/financial position (applicable to natural person); (3) transactions incompatible with the transacting parties’ economic activity, corporate purpose or income, when compared with the operational pattern adopted by

92	FORM 20-F

«Table of Contents

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
On March 3, 1998, the Federal Government created the Council of Control of Financial Activities, or the “COAF,” that was reviewed and changed in 2019 and in 2020. Pursuant to Federal Law No. 13,974/2020, as amended, COAF was transformed into the Brazilian Financial Intelligence Unit (Unidade de Inteligência Finceira), or “UIF.” UIF’s purpose is to verify, examine, identify and apply administrative penalties to any suspicious or unlawful activities related to money laundering in Brazil, without prejudice to the jurisdiction of other bodies and entities, as well as report suspicious activities to the prosecutors and the police. UIF’s full commission is composed of a president appointed by the President of the Central Bank and by a representative of each one of the following bodies and entities: (1) the Central Bank; (2) the CVM; (3) the Ministry of Foreign Relations; (4) SUSEP; (5) the Federal Revenue Office; (6) the Federal Police Department; (7) the Brazilian Intelligence Agency; (8) the Comptroller General; and (9) the National Treasury Attorney-General’s Office. The term of office for each member is three years, with the option of reelection.
The financial institutions shall inform UIF (necessarily without informing its client) of certain transactions that present the characteristics established in the Central Bank Circular No. 3.978, CVM Resolution No. 50 and Circular SUSEP No. 612/2020, under the suspicion of money laundering.
The same obligation is imposed upon asset managers (such as XP Gestão, XP Advisory, XP PE Gestão de Recursos Ltda., XP Vista and XP Allocation Asset Management Ltda.) and insurance companies and insurance brokers (such as XP CS and XP VP).
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

93	FORM 20-F

«Table of Contents

Politically Exposed Persons
Pursuant to Central Bank Circular No. 3,978, SUSEP Circular No. 612/2020 and CVM Instruction No. 50, those financial institutions and other institutions authorized to operate by the Central Bank, SUSEP and CVM are required to obtain sufficient information from their clients to identify any Politically Exposed Persons from their client base and monitor their transactions accordingly.
Central Bank Circular No. 3,978, SUSEP Circular No. 612/2020 and CVM Instruction No. 50 define Politically Exposed Persons as any government agent who, in the last five years, has held or is holding, in Brazil or in foreign territories relevant government positions, jobs or public office, as well as their representatives, family members and other closely related persons.
Central Bank Circular No. 3,978, SUSEP Circular No. 612/2020 and CVM Instruction No. 50 establish that the internal procedures developed and implemented by the financial institutions subject to such regulation must be structured to enable the identification of Politically Exposed Persons and the origin of the funds for such clients’ transactions.
Internal Auditors
On December 23, 2020, the CMN issued Resolution No. 4,879 establishing the rules governing internal audits at financial institutions and others authorized to operate by the Central Bank. Pursuant to the resolution, financial institutions and others authorized to operate by the Central Bank must implement and maintain internal audit functions compatible with the nature, size, complexity, structure, risk profile and business model of the respective institution. Such activity must be the responsibility of a discrete unit in the institution or institutions that are part of its financial conglomerate, directly subordinated to the board of directors or by an independent auditor provided that such independent auditor is not in charge of the institution’s financial statements or any other activity that may create a conflict of interest.
Independent Auditors in Brazil
Pursuant to CMN Resolution No. 4,910 of May 27, 2021 as amended, or “CMN Resolution No. 4,910,” all financial institutions must be audited by independent auditors. The financial institutions may only hire independent auditors registered with the CVM and certified as experts in banking analysis by the Central Bank. After such auditors have issued opinions auditing the financial statement of a certain financial institution for up to five consecutive fiscal years, the Auditor’s team, including managers, supervisors or any members with managerial positions, must be replaced.
Similarly, pursuant to CVM Resolution No. 23 of February 25, 2021, if the audited company has a permanent audit committee, the term limit of five consecutive years provided above may be increased to ten years.
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
Audit Committee
CMN Resolution No. 4,910 requires financial institutions and other institutions authorized by the Central Bank to operate in Brazil, as well as for clearinghouses and clearance and custody service providers that (1) present reference equity equal to, or greater than, R$1 billion; (2) manage third-party funds in amounts equal to, or greater than, R$1 billion; or (3) have deposits and funds under management in a total amount equal to, or greater than, R$5 billion, to maintain an audit committee (comitê de auditoria).
The Brazilian legislation, in certain circumstances, allows the creation of a single audit committee for the financial operating companies (such as XP CCTVM and Banco XP) of an economic group.

94	FORM 20-F

«Table of Contents

Ombudsman
Pursuant to CMN Resolution No. 4,860 of October 23, 2020, financial institutions (such as XP CCTVM and Banco XP) and other entities authorized to operate by the Central Bank are required to create an Ombudsman to establish an independent communication channel between the institutions and their clients, while observing strict compliance with consumer protection legislation and seeking improvement and enhancement of products, consumer services and other services. The Ombudsman shall be the responsibility of an appointed officer (who can also be the ombudsman himself, however, such person shall not be in charge of any other activity in the financial institution) and shall be compatible with the activities of the institution, as well as the complexity of its operations. Those institutions that are part of a financial conglomerate shall be authorized to implement a single Ombudsman to assist the entire conglomerate.
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
Insurance companies (such as XP VP) are likewise required by local insurance regulations (CNSP Resolution No. 445/2022) to have an Ombudsman with a substantially similar purpose and responsibilities as those described above.
Whistleblowing/Hotline
Pursuant to CMN Resolution No. 4,859 of October 23, 2020, financial institutions (such as XP CCTVM and Banco XP) are required to have a whistleblower hotline (canal de denúncias), through which their employees, clients, contractors and/or suppliers may anonymously report situations involving potential illicit activities of any nature related to the financial institution. Accordingly, financial institutions are required to appoint a responsible department for forwarding all reported events to the appropriate departments for further handling. This department is also required to prepare reports semiannually detailing, at minimum, the following information relating to each reported event: (1) number of reported events and their nature; (2) the relevant departments that handled them; and (3) the average time frame and relevant measures adopted to solve them. Such reports must be (a) approved by the board of directors of the financial institution or, absent the board of directors, by its officers; and (b) made available to the Central Bank for at least five years.
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

95	FORM 20-F

«Table of Contents

Furthermore, a Presidential Decree of December 9, 1996, declared that it is in the interest of the Brazilian government to allow foreign investors to acquire non-voting shares issued by Brazilian financial institutions that are traded on a stock exchange. Such Decree is generally applicable to all Brazilian financial institutions.
Corporate Interest Held by Financial Institutions in Nonfinancial Companies
Pursuant to CMN Resolution No. 5,043 of November 25, 2022, as amended, or “CMN Resolution No. 5,043,” financial institutions may only directly or indirectly hold equity in legal entities (incorporated locally or abroad) that supplement or subsidize the financial institutions’ activities, provided they obtain prior authorization from the Central Bank and that the invested entity does not hold, directly or indirectly, equity of the referred financial institution. However, this requirement for authorization does not apply to (1) equity interests typically held in the investment portfolios of investment banks, development banks, development agencies (agências de fomento) and multiservice banks with investment or development portfolios; and (2) temporary equity interests not registered as permanent assets and not subject to consolidation of the financial institution.
Regulation of Branches and Subsidiaries
As provided by CMN Resolution No. 5,043, Central Bank authorization is required for operations of foreign branches or subsidiaries of Brazilian financial institutions, including compliance with the following rules: (1) the institution must be in compliance with operational limits and minimum capital and equity requirements currently in force; (2) the entity must carry out complementary or subsidiary activities to those of the institution holding the equity interest; (3) consistency with the institution´s operating strategy.
In addition, the Central Bank will only grant such authorization if it has access to information, data and documents relating to the operations and accounting records of such subsidiary financial institutions abroad. In addition, the failure by a Brazilian bank to comply with the requirements of CMN Resolution No. 5,043 would cause the deduction of a designated percentage of the assets of such branch or subsidiary from the net worth of such bank for the purpose of calculating such bank’s compliance with the capital adequacy requirements of the Central Bank, on top of the other penalties imposed pursuant to the applicable regulation, including the cancellation of the Central Bank’s authorization.
CMN Resolution No. 4,970 sets forth the Central Bank requirements and procedures for approving the establishment, authorization to operate, cancellation of authorization, changes of control and corporate reorganizations of Brazilian financial institutions. Such resolution further requires the Central Bank’s approval for the election and confirmation of directors, executive officers and members of the audit committee as set forth in the company’s bylaws.
In addition, under the terms of CMN Resolution No. 5,043, the Central Bank’s prior authorization is also required in order for Brazilian financial institutions to: (1) acquire equity interests, directly or indirectly, in any entity incorporated in Brazil or abroad; (2) increase equity interests, directly or indirectly, in subsidiaries abroad; and/or (3) establish a branch abroad.
Legislation Applicable to Insurance Brokerage Firms in Brazil
XP VP is a Brazil-based insurance company formed in 2018 and licensed by SUSEP to operate in the life and private retirement lines, focusing primarily on the distribution of its products to individuals through XP’s proprietary digital platform. As a local insurer, XP Seguros is subject to the insurance laws and regulation generally applicable to life and private retirement carriers in Brazil.
XP CS is an insurance brokerage company focused on life and retirement insurance brokerage, duly licensed by SUSEP to operate in the insurance market as per SUSEP Circular Letter No. 510 of January 22, 2015, and registered with SUSEP under No. 10,0628468. Therefore, it is subject to the applicable legislation and regulation applicable to insurance brokers.
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

96	FORM 20-F

«Table of Contents

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
Under the applicable regulation, insurance brokerage companies, such as XP CS, are obligated to prove technical certification of all their employees and workers who directly participate in the regulation and settlement of insurance claims, customer service and direct sales of insurance, capitalization and open supplementary retirement products. Such certification shall be provided by an institution of recognized technical capacity, duly accredited by SUSEP.
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

97	FORM 20-F

«Table of Contents

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

98	FORM 20-F

«Table of Contents

The table below is a list of our subsidiaries, joint ventures and associated companies:

				Direct and indirect interest
Name	Principal activities	Country	Investment type	2022	2021	2020
XP Investimentos S.A.	Holding	Brazil	Directly	100.00%	100.00%	100.00%
XP Investimentos Corretora de Câmbio, Títulos e Valores Mobiliários S.A.	Broker-dealer	Brazil	Indirectly	100.00%	100.00%	100.00%
XP Vida e Previdência S.A.	Private retirement plans and insurance	Brazil	Indirectly	100.00%	100.00%	100.00%
Banco XP S.A.	Multipurpose bank	Brazil	Indirectly	100.00%	100.00%	100.00%
XP Controle 3 Participações S.A.	Financial Holding	Brazil	Indirectly	100.00%	100.00%	100.00%
XPE Infomoney Educação Assessoria Empresarial e Participações Ltda.	Digital Content services	Brazil	Indirectly	100.00%	100.00%	100.00%
Tecfinance Informática e Projetos de Sistemas Ltda.	Rendering of IT services	Brazil	Indirectly	99.73%	99.73%	99.76%
XP Corretora de Seguros Ltda.	Insurance Broker	Brazil	Indirectly	99.99%	99.99%	99.99%
XP Gestão de Recursos Ltda.	Asset management	Brazil	Indirectly	95.60%	94.90%	94.80%
XP Finanças Assessoria Financeira Ltda.	Investment consulting service	Brazil	Indirectly	99.99%	99.99%	99.99%
Infostocks Informações e Sistemas Ltda.	Mediation of information systems	Brazil	Indirectly	100.00%	99.99%	99.99%
XP Advisory Gestão Recursos Ltda.	Asset management	Brazil	Indirectly	99.55%	99.54%	99.50%
XP Vista Asset Management Ltda.	Asset management	Brazil	Indirectly	99.99%	99.50%	99.45%
XP Controle 4 Participações S.A.	Insurance holding	Brazil	Indirectly	100.00%	100.00%	100.00%
XP Investments UK LLP	Inter-dealer broker and Organized Trading Facility (OTF)	UK	Indirectly	100.00%	100.00%	100.00%
XP Private Holding UK Ltd	Investment advisor	UK	Indirectly	100.00%	100.00%	100.00%
XP Holding UK Ltd	International financial holding	UK	Indirectly	100.00%	100.00%	100.00%
XP Investments US, LLC	Broker-dealer	USA	Indirectly	100.00%	100.00%	100.00%
XP Holding International LLC	International financial holding	USA	Indirectly	100.00%	100.00%	100.00%
XP Advisory US	Investment advisor	USA	Indirectly	100.00%	100.00%	100.00%
XP PE Gestão de Recursos Ltda.	Asset management	Brazil	Indirectly	98.70%	98.70%	98.70%
XP LT Gestão de Recursos Ltda.	Asset management	Brazil	Indirectly	96.00%	92.00%	92.00%
Carteira Online Controle de Investimentos Ltda. - ME	Investment consolidation platform	Brazil	Indirectly	100.00%	99.99%	99.99%
Antecipa S.A	Receivables Financing Market	Brazil	Indirectly	100.00%	100.00%	100.00%
XP Allocation Asset Management Ltda.	Asset management	Brazil	Indirectly	99.99%	99.99%	99.99%
Track Índices Consultoria Ltda.	Index Provider	Brazil	Indirectly	—	100.00%	100.00%
XP Eventos Ltda.	Media and Events	Brazil	Indirectly	100.00%	99.90%	99.00%
DM10 Corretora de Seguros Ltda.	Insurance Broker	Brazil	Indirectly	100.00%	100.00%	100.00%
Du Agro Holdings S.A.	Agribusiness platform	Brazil	Joint Venture	—	49.00%	49.00%
Wealth High Governance Holding de Participações S.A.	Financial Holding	Brazil	Associate	49.90%	49.90%	49.90%
O Primo Rico Mídia, Educacional e Participações Ltda.	Digital content services	Brazil	Associate	29.26%	29.26%	20.00%
NK112 Empreendimentos e Participações S.A.	Digital content services	Brazil	Associate	49.90%	49.90%	—
XP Comercializadora de Energia Ltda.	Energy trading	Brazil	Indirectly	100.00%	100.00%	—
XPAC Acquisition Corp.	Special Purpose Acquisition (SPAC)	USA	Indirectly	20.00%	20.00%	—
XP Distribuidora de Títulos e Valores Mobiliários	Securities dealer	Brazil	Indirectly	100.00%	100.00%	—
Instituto de Gestão e Tecnologia da Informação Ltda.	Educational content services	Brazil	Indirectly	100.00%	100.00%	—
Xtage Intermediação S.A.	Digital assets	Brazil	Indirectly	100.00%	100.00%	—
XPAC Sponsor LLC	Special Purpose Acquisition (SPAC) Sponsor	Cayman	Directly	100.00%	100.00%	—
XProject LTD	Holding	Cayman	Directly	100.00%	100.00%	—
XP Ativos Digitais Intermediações S.A.	Digital assets	Brazil	Indirectly	100.00%	—	—
Habitat Capital Partners	Asset management	Brazil	Indirectly	99.99%	—	—
XP Administradora de Benefícios Ltda.	Individual health plan intermediation	Brazil	Indirectly	100.00%	—	—
BTR Administração e Corretagem de Seguros S.A.	Retirement plans and insurance	Brazil	Indirectly	100.00%	—	—
Xperience Market Services LLC	Non-operational	USA	Indirectly	—	—	100.00%
Chamaleon Bravery Unipessoal LDA	Investment Advisor (pending regulatory approval)	Portugal	Indirectly	—	—	100.00%
Leadr Serviços Online Ltda.	Social media	Brazil	Indirectly	—	—	99.99%
Spiti Análise Ltda.	Research	Brazil	Indirectly	—	—	100.00%
XP Private (Europe) S.A.	Investment advisor	Switzerland	Indirectly	—	—	100.00%
For more details about our organizational structure please refer to note 5 to our audited consolidated financial statements.

99	FORM 20-F

«Table of Contents

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
As of December 31, 2022, we did not own any Brazil-issued patents or copyrights. We own a number of trademarks including XP, XP Investimentos, XP Private, RICO CORRETORA, CLEAR CORRETORA DE VALORES, INFOMONEY and TECFINANCE, as well as XP Inc, in the United States, and other valuable trademarks and designs covering various brands, products, programs and services, including EXPERT CONVENÇÃO NACIONAL XP INVESTIMENTOS. We also own a number of domain names registered in Brazil, including “xp.com.br,” “leadr.com.br,” “rico.com.br,” “clear.com.br” and “infomoney.com.br,” and abroad such as “xpi.us.” As of December 31, 2022, we held a 29.26% equity interest in “O Primo Rico Midia, Educacional e Participações Ltda.,” with the remaining interest held by our partner, Thiago Lolkus Nigro, which owns the trademark PRIMO RICO.
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
As of December 31, 2022, we had a services agreement with a data center service provider for the provision of data services to us from its data centers in the cities of Barueri and Santana do Parnaíba, in the State of São Paulo, Brazil (which are located approximately five miles apart).
We believe that our facilities are suitable and adequate for our business as presently conducted; however, we expect to continue our periodical review of our facility requirements and may acquire new space to meet the needs of our business or consolidate and dispose of facilities that are no longer required.
ITEM 4A. UNRESOLVED STAFF COMMENTS
Not applicable.
ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS
The following discussion of our financial condition and results of operations should be read in conjunction with our audited consolidated financial statements as of December 31, 2022 and 2021 and for each of three years in the period ended December 31, 2022 and the notes thereto, included elsewhere in this annual report.
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
A.    Operating Results
Overview
XP is a leading, technology-driven platform and a trusted provider of low-fee financial products and services in Brazil. We have developed a mission-driven culture and a business model that we believe provide us with strong competitive advantages in our market. We use these to disintermediate the legacy models of traditional financial institutions by educating new classes of investors, democratizing access to a wider range of financial services, developing new financial products and technology applications to empower our clients, and providing what we believe is the highest-quality customer service experience in the industry in Brazil. We believe we have established ourselves as the leading alternative to the traditional banks, with a large ecosystem of retail investors, institutions and corporate issuers in local and international markets, with offices in Brazil, New York, Miami and London.

100	FORM 20-F

«Table of Contents

Our XP Business Model has been developed over the course of our evolution and enables us to go to market in a very different way from the legacy models of the large traditional financial institutions. We believe our model provides us with a unique value proposition for our clients and partners and has enabled us to instill trust in the XP brands and begin to change the way investment services are sold in Brazil. This proprietary approach incorporates a unique combination of capabilities, services and technologies to deliver a highly differentiated and integrated client experience, with significant operating efficiency advantages that have enabled us to scale and grow profitably.
Our technology-driven business model is asset-light and highly scalable. This enables us to generate scale efficiencies from increases in total Client Assets. We conduct most of our business online and through mobile applications and emphasize operational efficiency and profitability throughout our operations. These operating efficiencies enable us to generate strong cash flow in various market conditions, allowing us to continue investing in the growth of our business. Our business requires minimal capital expenditures to facilitate growth, with expenditures amounting to 1.0% of net revenues for the year ended December 31, 2022, a decrease from 2.9% of net revenues in 2021.
Key Business Metrics
The following table sets forth our key business metrics as of and for the periods indicated. These supplemental business metrics are presented to assist investors to better understand our business and how it operates.

	As of and for the year ended December 31,
	2022	2021	2020

Client activity metrics
Total Client Assets (in R$ billions)	946	815	660
Retail – active clients (in R$ thousands)	3,877	3,416	2,777
Retail – gross total revenue (in R$ millions)(1)	10,157	9,793	6,401
Institutional – gross total revenue (in R$ millions)	1,919	1,277	1,210
Corporate & Issuer Services – gross total revenue (in R$ millions)(1)	1,295	1,213	688
Other – gross total revenue (in R$ millions)	666	516	413

Company financial metrics
Gross revenue and income (in R$ millions)	14,036	12,799	8,711
Total revenue and income (in R$ millions)	13,347	12,077	8,152
Gross Margin (%)(2)	70.3%	70.8%	66.9%
Income Before Income Tax (in R$ millions)	3,445	3,815	2,421
Income Before Income Tax Margin (%)(3)	25.8%	31.6%	29.7%
Net Income (in R$ millions)	3,580	3,592	2,081
Net Margin (%)(4)	26.8%	29.7%	25.5%
Adjusted Net Income (in R$ millions)(5)	4,075	4,003	2,270
Adjusted Net Margin (%)(6)	30.5%	33.1%	27.8%

(1)Revenues associated with corporate clients, companies with annual revenues above R$700 million, were segregated from retail clients, which include individuals and companies with lower revenues. The change was motivated by the growth of the Corporate business, which was irrelevant until the end of 2021 and gained traction throughout 2022. Revenue from Corporate clients is being reported in Corporate & Issuer Services.
(2)Calculated as total revenue and income less operating costs, including expected credit losses, and divided by total revenue and income.
(3)Calculated as income before income tax divided by total revenue and income.
(4)Calculated as Adjusted Net Income divided by total revenue and income.
(5)For a reconciliation of our Adjusted Net Income, see “—Non-GAAP Financial Measures.”
(6)Calculated as Adjusted Net Income divided by total revenue and income.

101	FORM 20-F

«Table of Contents

The following table sets forth additional business metrics as of and for the years indicated, related to Retail AUM (as defined herein). These supplemental business metrics are presented to assist investors to better understand our business and how it operates.

	As of and for the year ended December 31,
	2022	2021	2020

Retail – AUM (in R$ billions)	132.2	119.0	71.9
Mutual and Hedge Funds	62.1	57.4	32.3
Hedge Funds (Fundo de Investimento Multimercado)	30.3	27.8	11.5
Equity Funds (Fundo de Investimento em Ações)	5.2	7.9	5.0
Fixed Income Funds (Fundo de Investimento Renda Fixa)	24.0	19.1	14.6
Other Funds	2.6	2.6	1.1
Private Equity Funds	2.4	1.8	1.3
Exclusive Funds	39.1	32.8	18.9
Retirement Plans Funds	16.3	11.8	7.2
Investment Clubs	2.3	2.8	2.8
Managed Portfolios	9.9	12.4	9.5
Total Retail – AUM as a % of Client Assets (%)	13.6%	14.6%	11.1%
Retail – AUM Weighted Average Management Fee (% p.a.)	49.0%	0.5%	0.6%
Mutual and Hedge Funds	55.0%	0.5%	0.8%
Hedge Funds (Fundo de Investimento Multimercado)	65.0%	0.6%	1.2%
Equity Funds (Fundo de Investimento em Ações)	100.0%	0.9%	1.2%
Fixed Income Funds (Fundo de Investimento Renda Fixa)	33.0%	0.1%	0.2%
Other Funds	44.0%	0.5%	0.6%
Exclusive Funds	31.0%	0.3%	0.4%
Retirement Plans	58.0%	0.7%	0.7%
Private Equity Funds	164.0%	1.3%	—
Investment Clubs	53.0%	0.6%	0.8%
Managed Portfolios	38.0%	0.4%	0.3%
Total management fees, gross of taxes (in R$ millions)(1)	1,581	1,490	1,224
From funds and portfolios managed by our asset managers	920	782	591
Percentage of total management fees	58%	52%	48%
From third-party funds (distribution fees)	661	708	633
Percentage of total management fees	42%	48%	52%

(1)Consist of (a) fixed and performance-based management fees from mutual funds managed by our asset managers and sold to our retail clients; (b) fees from distributions (rebates from fixed and performance-based management fees) of funds managed by third-party asset managers to our retail clients; and (c) fixed management fees from XP Advisory managed portfolios and exclusive funds for high net worth retail clients.
Retail – Client Assets
Retail Client Assets is the market value of all retail client assets invested through XP’s platform, including equities, fixed income securities, mutual, hedge and private equity funds (including those managed by XP Gestão, XP Advisory, XP PE Gestão de Recursos Ltda., XP Allocation Asset Management Ltda. and XP Vista, as well as by third-party asset managers), retirement plans funds (including those from XP VP, as well as by third-party insurance companies), exchanged traded funds, structured operations certificates, REITs (real estate investment funds), uninvested cash balances (Float Balances), among others. We consider Client Assets to be indicative of our appeal in the marketplace. Client Assets vary from period to period based on (1) the amount of cash and assets transferred into, and out of, XP’s platform by clients and (2) fluctuation of market prices of securities and net asset values of mutual and retirement plans funds.
Retail – Assets Under Management, or “AUM”
Retail AUM is a component of Client Assets, and represents the market value of (1) retail client assets invested in mutual, hedge, private equity and pension funds managed by XP Gestão, XP PE Gestão de Recursos Ltda., XP Allocation Asset Management Ltda. and XP Vista, (2) high net worth retail clients allocated in managed portfolios and exclusive funds managed by XP Advisory, and (3) investment clubs. AUM varies from period to period based on (a) the amount of cash and assets transferred into, and out of, these assets; and (b) fluctuation of net asset values of funds and market prices of securities within portfolios.

102	FORM 20-F

«Table of Contents

Retail – Active Clients
Active clients are the number of total clients served through XP, Rico, Clear and XP Investments brands, with Client Assets above R$100.00 or that have transacted at least once in the last thirty days. The majority of clients are individuals, but we also include retail, small and medium-sized enterprise clients and corporate clients that have investment accounts with us.
Retail – Gross Total Revenues
Retail gross total revenues include all types of revenue and income streams directly related to retail clients, including, but not limited to: (1) management and performance fees from funds managed by our asset managers, and rebates from management and performance fees from mutual funds managed by third-party asset managers, that are distributed to our retail clients; (2) rebates from management fees from pension funds issued by third-party insurance companies or XP VP that are distributed to our retail clients; (3) management fees from exclusive funds of high net worth retail clients; (4) brokerage commissions earned on trading of stock, futures and derivatives listed on the B3 (although we charge zero commissions on self-directed trading of equities on Rico and Clear, and of futures on the three brands); (5) securities placement fees earned on structured operations certificates (COEs) sales to retail clients; (6) the distribution fee component from securities placement fees earned on the sale of fixed income and equity securities to retail clients; (7) net income from corporate, bank and government fixed income securities and from derivatives sold to retail clients; (8) interest income from credit products, such as loans and credit cards (interchange fees included), and (9) net income earned on Float Balances, which allocate to overnight and other highly liquid investments; (10) Digital Content revenues generated from selling XP Educação educational courses and content sold to retail clients and to non-client individuals, selling branded content articles, direct media advertisements on websites or mobile sites, Infomoney TV insertions, and other advertising and digital content fees generated by Infomoney; and (11) sale of research reports and educational courses to retail clients and other non-client subscribers. A portion of our management fees is calculated based on the performance of the mutual funds we manage or distribute.
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
Corporate & Issuer Services – Gross Total Revenues
Corporate & Issuer Services gross total revenues include capital markets security placement fees earned from corporate clients that hire XP for structuring, underwriting or placement of debt (such as Debentures, Infrastructure Bonds, CRIs, CRAs, FIDCs, LFs) or equity securities (IPOs, follow-ons, block trades and tender offers), the majority of which are sold to our retail clients given the breadth and reach of our platform. Corporate & Issuer Services revenues also include services such as M&A advisory, structured finance operations and other services, including derivatives, credit and treasury solutions. We define our corporate clients as entities with more than R$700 million in annual revenue.
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

103	FORM 20-F

«Table of Contents

Review of 2022 Results
Retail – Our number of active clients increased 14%, from 3,416 thousand as of December 31, 2021 to 3,877 thousand as of December 31, 2022. The daily average trades for the year ended December 31, 2022 was 2.4 million, which represents a decrease of 11% compared with the year ended December 31, 2021, during which the daily average was 2.7 million. Driven by a monthly average net inflow of R$13 billion, our Total Client Assets increased 16% from R$815 billion as of December 31, 2021 to R$946 billion as of December 31, 2022. Our AUM increased 11%, from R$119 billion as of December 31, 2021 to R$132 billion as of December 31, 2022 (14% of our Total Client Assets). Also, there’s a natural organic growth due to the expansion of our client base. Retail Gross Total Revenues increased 4% from R$9,793 million for the year ended December 31, 2021 to R$10,157 million for the year ended December 31, 2022, attributable mostly to (1) growth in the client base and total Client Assets and (2) increased performance from products such as fixed income, credit cards and float.
Institutional – gross revenues totaled R$1,919 million for the year ended December 31, 2022, a 50% increase from R$1,277 million for the year ended December 31, 2021. This increase was primarily attributable to the increase in the results of the fixed income, currency and commodities, or “FICC” desk.
Corporate & Issuer Services – gross revenues totaled R$1,295 million for the year ended December 31, 2022, a 7% increase from R$1,213 million for the year ended December 31, 2021. This increase was primarily attributable to the growth in Corporate revenue, which more than offset a weaker deal flow in equity capital markets, or “ECM.” Although market conditions may affect our equity capital markets results in the short-term, the debt capital markets, or “DCM,” division was benefited from the demand of corporate clients for alternative funding sources.
As a result, our total revenue and income increased 11%, from R$12,077 million for the year ended December 31, 2021 to R$13,347 million for the year ended December 31, 2022. Gross margin decreased slightly from 70.8% to 70.3%, due to higher costs associated with credit cards. The year ended December 31, 2022 was also marked by an increase in technology solutions associated with new products, infrastructure and also in expanding our employee base. Selling expenses decreased 39% to R$139 million for the year ended December 31, 2022 and administrative expenses increased 20% to R$5,641 million for the same period, driven by personnel expansion, data processing and third-party services. The faster expense growth compared to total revenue, resulted in a 10% lower income before income tax. Our tax expense was R$358 million lower in the period, resulting in a stable net income, from R$3,592 million for the year ended December 31, 2021 to R$3,580 million for the year ended December 31, 2022, and a net margin decrease from 29.7% to 26.8%.
Review of 2021 Results
Retail – Our number of active clients increased 23%, from 2,777 thousand as of December 31, 2020 to 3,416 thousand as of December 31, 2021, with XP and Rico growing above average and a slower growth in Clear, due to lack of momentum in the equity markets. The combined number of trades for the year ended December 31, 2021 was 677 million, with a daily average of 2.7 million, which represents an increase of 10.5% and 9%, respectively, compared with the year ended December 31, 2020, during which the total number of trades was 612 million, and a daily average of 2.4 million. Driven by a monthly average net inflow of R$19.2 billion, our Client Assets increased 23% from R$660 billion as of December 31, 2020 to R$815 billion as of December 31, 2021. Our AUM increased 65%, from R$71.9 billion as of December 31, 2020 to R$119 billion as of December 31, 2021 (65% of our Client Assets), a R$47.0 billion increase, which was comprised of (1) R$39.0 billion from mutual and exclusive funds, (2) R$0.5 billion from private equity funds, (3) R$4.7 billion from retirement plans, (4) R$2.9 billion from managed portfolios, and (5) no relevant change from investment clubs. The increase in AUM during the period was driven by (1) the development of the retirement plans business through XP Vida & Previdência, (2) the launching of new funds at XP Asset, (3) the maturing of existing funds, and (4) increased focus on products managed by our asset managers on our platform. Also, there’s a natural organic growth due to the expansion of our client base. Retail Gross Total Revenues increased 57% from R$6,271 million for the year ended December 31, 2020 to R$9,864 million for the year ended December 31, 2021, attributable mostly to (1) growth in the client base and Client Assets and (2) increased performance from products such as fixed income, structured products and debt issuances. Revenue mix has been on par for most of the year, with increased demand for fixed income products and stable trading volumes in equities and futures. The weighted average management fee of our AUM decreased 10 bps, from 0.6% as of December 31, 2020 to 0.5% as of December 31, 2021, driven by the change of different types of funds, coupled with changes in their management fees, with decreases in mutual and hedge funds’ fees (-22 bps), retirement plans (-7 bps) and investment clubs (-18 bps), and increases in private equity funds’ fees (+56 bps) and managed portfolio (+6 bps). Exclusive funds average fees remained stable.
Institutional – gross revenues totaled R$1,277 million for the year ended December 31, 2021, a 6% increase from R$1,210 million for the year ended December 31, 2020. This increase was primarily attributable to the increase in the results of the fixed income, currency and commodities, or “FICC” desk.

104	FORM 20-F

«Table of Contents

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
As a result, our total revenue and income increased 48%, from R$8,152 million for the year ended December 31, 2020 to R$12,077 million for the year ended December 31, 2021. Gross margin increased slightly from 66.9% to 70.8%, due to a favorable mix in product and channel mix during the year. The year ended December 31, 2021 was also marked by an increase in technology solutions and infrastructure and in expanding our employee base. Selling expenses increased 68.6% to R$227 million for the year ended December 31, 2021 and administrative expenses increased 55.7% to R$4,693 million for the same period, driven by share-based compensation expenses. In line with lower operating costs, general and administrative expenses and taxes also grew less than revenues, resulting in a 72.6% net income growth, from R$2,081 million for the year ended December 31, 2020 to R$3,592 million for the year ended December 31, 2021, and a net margin increase from 25.5% to 29.7%, respectively.
Non-GAAP Financial Measures
This annual report presents our Float Balance, Adjusted Gross Financial Assets and Adjusted Net Income and their respective reconciliations for the convenience of investors, which are non-GAAP financial measures. A non-GAAP financial measure is generally defined as a numerical measure of historical or future financial performance, financial position or cash flows that purports to measure financial performance but excludes or includes amounts that would not be so adjusted in the most comparable GAAP measure. For further information on why our management chooses to use these non-GAAP financial measures, and on the limits of using these non-GAAP financial measures, please see “Presentation of Financial and Other Information—Special Note Regarding Non-GAAP Financial Measures.”
Float Balance

	As of December 31
	2022	2022	2021	2020
	(US$)(1)	(R$)
	(in millions)

(+) Securities trading and intermediation (Liabilities)	3,079	16,063	15,598	20,303
(-) Securities trading and intermediation (Assets)	(627)	(3,271)	(1,406)	(1,052)
Float Balance	2,452	12,792	14,192	19,252

(1)For convenience purposes only, amounts in reais as of December 31, 2022 have been translated to U.S. dollars using an exchange rate of R$5.2177 to US$1.00, the commercial selling rate for U.S. dollars as of December 31, 2022 as reported by the Central Bank. These translations should not be considered representations that any such amounts have been, could have been or could be converted at that or any other exchange rate. See “—Exchange Rates” for further information about recent fluctuations in exchange rates.

105	FORM 20-F

«Table of Contents

Adjusted Gross Financial Assets and Adjusted Net Asset Value

	As of December 31,
	2022	2022	2021	2020
	(US$)(1)	(R$)
	(in millions)

Cash and financial assets
(+) Cash	681	3,553	2,486	1,955
(+) Securities – Fair value through profit or loss	16,772	87,513	58,180	49,590
(+) Securities – Fair value through other comprehensive income	6,608	34,479	32,332	19,039
(+) Securities – Evaluated at amortized cost	1,777	9,272	2,239	1,829
(+) Derivative financial instruments (Assets)	1,767	9,217	10,944	7,559
(+) Securities purchased under agreements to resell	1,457	7,604	8,895	6,627
(+) Loan and credit card operations	4,257	22,211	12,820	3,918
(+) Foreign exchange portfolio	411	2,145	332	43
(+) Energy	124	647	165	—
(+) Compulsory	214	1,119	—	—

Financial liabilities
(-) Securities loaned	(2,593)	(13,529)	(2,665)	(2,237)
(-) Derivative financial instruments	(1,649)	(8,605)	(11,908)	(7,819)
(-) Securities sold under repurchase agreements	(6,093)	(31,790)	(26,281)	(31,839)
(-) Retirement plans liabilities(2)	(8,765)	(45,734)	(31,921)	(13,388)
(-) Deposits	(3,883)	(20,262)	(9,899)	(3,022)
(-) Structured operations certificates	(2,321)	(12,110)	(7,636)	(2,178)
(-) Financial Bills	(1,088)	(5,676)	(2,588)	(16)
(-) Foreign exchange portfolio	(461)	(2,405)	(425)	(70)
(-) Credit card operations	(956)	(4,987)	(2,523)	(51)
(-) Commitments subject to possible redemption	(201)	(1,049)	(1,081)	—
Subtotal	6,058	31,613	31,466	29,940
(-) Float Balance	(2,452)	(12,792)	(14,192)	(19,252)
Adjusted Gross Financial Assets	3,606	18,821	17,274	10,688
Gross debt
(-) Borrowings	(358)	(1,866)	(1,929)	(284)
(-) Debentures	(389)	(2,029)	(169)	(335)
(-) Structured financing	(371)	(1,934)	(2,415)	(875)
(-) Bonds	(682)	(3,561)	(4,138)	—
Adjusted Net Asset Value	1,806	9,431	8,623	9,194

(1)For convenience purposes only, amounts in reais as of December 31, 2022 have been translated to U.S. dollars using an exchange rate of R$5.2177 to US$1.00, the commercial selling rate for U.S. dollars as of December 31, 2022 as reported by the Central Bank. These translations should not be considered representations that any such amounts have been, could have been or could be converted at that or any other exchange rate. See “—Exchange Rates” for further information about recent fluctuations in exchange rates.
(2)Relates to balances of retail clients invested in pension funds through XP VP. Those balances are identified in the financial statements as “Securities—Fair value through profit or loss,” with a corresponding balance in “Retirement Plans Liabilities.”

106	FORM 20-F

«Table of Contents

Adjusted Net Income

	For the year ended December 31,
	2022	2022	2021	2020
	(US$)(1)	(R$)
	(in millions)

Net Income	686	3,580	3,592	2,081
(+) Share-Based Plan(2)	152	793	658	293
(+) Offering expenses	—	—	—	8
(+/-) Pre-Tax Adjustments	152	793	658	301
(-/+) Taxes(3)	(57)	(299)	(247)	(113)
Adjusted Net Income	781	4,075	4,003	2,270

(1)For convenience purposes only, amounts in reais for the year ended December 31, 2022 have been translated to U.S. dollars using an exchange rate of R$5.2177 to US$1.00, the commercial selling rate for U.S. dollars as of December 31, 2022 as reported by the Central Bank. These translations should not be considered representations that any such amounts have been, could have been or could be converted at that or any other exchange rate. See “—Exchange Rates” for further information about recent fluctuations in exchange rates.
(2)In December 2019, we implemented our new partnership model, pursuant to which existing or new partners may be entitled to share-based compensation based on individual performance. For further information, please see “Item 6. Directors, Senior Management and Employees—B. Compensation—Long-Term Incentive Plan.”
(3)The tax rates applicable are the statutory rates defined according to the entities’ main activity and local jurisdiction/domicile.
Adjusted Cash Flow from Operating Activities, Adjusted Cash Flow from Investing Activities, and Adjusted Cash Flow from Financing Activities

	For the year ended December 31,
	2022	2022	2021
	(US$)(1)	(R$ millions)

Net cash flows from operating activities	346	1,804	(4,020)
(-) Investments in IFA network (2)	123	643	2,423
(-) Financing instruments payable	78	408	497
Adjusted net cash flow (used in) from operating activities	547	2,855	(1,101)
Net cash flows from investing activities	(71)	(371)	(1,151)
(+) Investments in IFA network (2)	(123)	(643)	(2,423)
Adjusted net cash flow (used in) from investing activities	(194)	(1,014)	(3,573)
Net cash flows from financing activities	(38)	(200)	6,639
(+) Financing instruments payable	(78)	(408)	(497)
Adjusted net cash flow (used in) from financing activities	(116)	(608)	6,142

(1)For convenience purposes only, amounts in reais for the year ended December 31, 2022 have been translated to U.S. dollars using an exchange rate of R$5.2177 to US$1.00, the commercial selling rate for U.S. dollars as of December 31, 2022 as reported by the Central Bank. These translations should not be considered representations that any such amounts have been, could have been or could be converted at that or any other exchange rate. See “—Exchange Rates” for further information about recent fluctuations in exchange rates.
(2)Refers to commissions and advances paid to our IFA network, which are classified as cash flow from operating activities in our consolidated financial statements.
Our Cohorts and Client Economics
We believe that our strong value proposition and client-centric approach will continue to enhance our client loyalty and enable us to grow our share of wallet from our current customer base. We believe a simple cohort data analysis demonstrates this trend in our business and our significant opportunity in the future. For example, we measured the net new money invested with us over time across six cohorts, which were defined as new clients that became active on our platform in January 2017, January 2018, January 2019, January 2020, January 2021 and January 2022. We then eliminated the appreciation in the value of the invested assets so that we could calculate the accumulated net inflow of new money by each cohort.

107	FORM 20-F

«Table of Contents

As our company is growing, our ecosystem is expanding and our brand is getting stronger, we see faster increases in net new money. For example, our January 2022 cohort began with an initial investment that was nearly 3 times the size of our January 2018 cohort. More importantly, we continue to see the trend where the vast majority of the cohorts significantly grow in their total Client Assets invested with XP over time, after adjusting out the net appreciation of assets in each cohort. This demonstrates that after making their initial investments, clients’ satisfaction with the XP client experience is strong enough for them to continue adding new money into their XP accounts. We believe this illustrates our significant opportunity to continue to penetrate our existing customer base and win a greater share of wallet, as shown in the following chart:
Accumulated Net Inflow
•January 2020 Cohort – This cohort began with an initial investment of R$5,381 million, up 53% over the January 2019 cohort. After adjusting out the net appreciation of assets, the net balance of invested assets in this cohort increased 50% after 6 months, 71% after 12 months, 77% after 18 months, with a small decrease to 74% after 24 months;
•January 2021 Cohort – This cohort began with an initial investment of R$4,772 million, down 11% over the January 2020 cohort. Even though this cohort began with lower assets in comparison to the previous one, it caught up in around 3 months. After adjusting out the net appreciation of assets, the net balance of invested assets in this cohort increased 70% after 6 months, 83% after 12 months, 88% after 18 months and 91% after 24 months.
•January 2022 Cohort – This cohort began with an initial investment of R$ 6,639 million, up 39% over the January 2021 cohort. After adjusting out the net appreciation of assets, the net balance of invested assets in this cohort increased 35% after 6 months and 42% after 12 months.
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
Given our increasing amount of Client Assets from existing clients, illustrated by our net inflow cohort analysis, and our increasing cross-sell of complementary and adjacent products and services, and the relatively high switching costs in the financial services market, we believe the LTV of our customers is increasing. Our business model also has relatively low customer acquisition costs, or “CAC” per client, due to our primarily digital business model, our self-reinforcing ecosystem, and our highly efficient omni-channel distribution network. We believe our marginal CAC will continue to benefit from scale efficiencies. Nevertheless, overall market declines and increased volatility may reduce the desirability of our products and services to both new and existing clients, such as in connection with the ongoing COVID-19 pandemic.

108	FORM 20-F

«Table of Contents

Significant Factors Affecting Our Results of Operations
We believe that our results of operations and financial performance are driven by the following factors:
Growth of Our Retail Client Assets
We generate a significant portion of our revenues from fees derived from our balance of Retail Client Assets, including advisory fees, commissions, distribution fees from product manufacturers and asset management fees across various solution categories. This income is primarily driven by:
•Current Balance of Retail Assets from Existing Clients – We provide our existing clients with a large range of financial products and services in which to invest their existing assets already on our platform. Depending on the mix of products and services that our clients choose, we generate numerous forms of income from our current balance of Client Assets. As our clients choose to diversify their portfolios and shift their investments from one product to another, we can generate new income from our current balance of Client Assets.
•New Assets from Existing Clients – As our clients enjoy the XP client experience, many choose to add more money into their accounts. They may use these additional funds to acquire (1) a greater amount of their existing products and services or (2) diversify their portfolios by purchasing additional products and services in new categories. For example, a customer with a portfolio of equity securities may purchase additional equity products and diversify into fixed income products. As our clients add more money to their accounts, we generate additional income from the new balance of Client Assets introduced onto our platform.
•New Assets from New Clients – As our omni-channel distribution and brands continue to grow, we attract and onboard new clients onto our platform who fund their accounts with new money. We generate additional income from the new balance of Client Assets introduced by these new clients.
Given the size and economies of scale of our platform and the recurring nature of our revenues due to our business model, we generate a significant amount of our revenues from our current balance of Client Assets and new Client Assets from existing clients, versus Client Assets from new clients (activated within the last twelve months), as shown in the following chart.
% of Retail Revenue from New Clients vs. Existing Clients
The breakdown set forth in the chart above considers only the portion of retail revenues that we track on a client level that represents: (1) for 2020, 85% of total retail revenues; (2) for 2021, 85% of total retail revenues; and (5) for 2022, 85% of total retail revenues.

109	FORM 20-F

«Table of Contents

Adoption of Our Retail Financial Products and Services
We grow our Client Assets, in part, by providing an open platform that has a large and expanding base of retail financial products and services for our existing active clients to choose from. As our clients choose to diversify their portfolios and shift their investments from one product to another, we generate new income from their purchase of additional products and services. We drive the adoption of our retail financial products and services by:
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
Growth of Our Active Retail Clients
We grow our Retail Client Assets, in part, by increasing the number of active clients who invest on our platform. We attract new active clients through our digital content initiatives, our direct online portals, such as XP Direct, Rico and Clear, and our IFA network.
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
Our ability to increase our Retail Client Assets from new clients who invest with us is an important lever of revenue growth, though it is decreasing in contribution due to the size and economies of scale of our platform and the recurring nature of our revenues due to our business model. New active clients accounted for 15% of our retail total gross revenues in 2022, compared to 15% in 2021 and 15% in 2020.
Growth of Our Commercial Services
We also generate a smaller portion of our revenues from our Issuer and Institutional services, which are complementary to our platform and enhance the value and liquidity (through the volume of unlisted securities traded through our platform in the secondary market) of our ecosystem. These include a range of financial services to over 700 commercial clients, such as institutions and corporate issuers, that generate several revenue streams, including advisory, structuring and distribution fees from issuers and commissions and asset management fees from institutions. These revenues are based on the volume of investment and capital markets activity accessed through or transacted on our platform. We have developed tailored solutions for commercial customers and intend to (1) expand our service offerings to them; (2) foster long-term partnerships with them; and (3) increase the proportion of revenues generated from them.

110	FORM 20-F

«Table of Contents

Management and Improvement of Our Technology Platform
Our technology platform is critical for us to offer high quality products and services as well as to retain and attract users and customers. We must continue to expand our platform capabilities for our users and customers and enhance our clients’ experience by improving existing, and developing new and innovative, features and services. We intend to continue strengthening the innovation, security, efficiency and effectiveness of our services, including our user-friendly interfaces, comprehensive functionalities and customer service capabilities. With the ongoing improvement of our technology infrastructure and compliance capabilities, we are able to serve more clients. Our ability to serve more clients, depends on, among other things, our ability to support all aspects of customer verification, record keeping and compliance functions using our technology and human resources.
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
Our Ability to Compete Effectively
We and our competitors compete to attract new customers and increase volume of Client Assets, attract IFAs, increase returns on customer investments, offer a broad range of products and services at competitive prices, win mandates on capital markets transactions; and introduce innovations in online digital solutions and financial services. Our ability to compete is influenced by key factors such as (1) the performance of our products and their asset classes; (2) our ability to improve our platform and launch new products and services; (3) the liquidity we provide on transactions; (4) the transaction costs we incur in providing our solutions; (5) the efficiency in the execution of transactions on our platform and through our issuer services business; (6) our ability to hire and retain talent and IFAs; and (7) our ability to maintain the security of our platform and solutions. See “Item 4. Information on the Company—B. Business Overview—Competition” for more detail on our competitors.
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

111	FORM 20-F

«Table of Contents

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

	For the year ended December 31,
	2022	2021	2020
	(in percentages, except as otherwise indicated)

Real growth (contraction) in gross domestic product	2.9	4.6	(4.1)
Inflation (IGP-M)(1)	5.5	17.8	23.1
Inflation (IPCA)(2)	5.8	10.1	4.5
Long-term interest rates–TJLP (average)(3)	7.2	4.8	4.9
CDI interest rate (average)(4)	12.4	4.4	2.8
Period-end exchange rate–R$ per US$1.00	5.218	5.581	5.196
Average exchange rate–R$ per US$1.00(5)	5.165	5.397	5.158
Appreciation (depreciation) of the real vs. US$ in the period(6)	6.5	(11.7)	(28.9)
Unemployment rate(7)	9.3	11.1	13.5

Sources: FGV, IBGE, IPEA, Central Bank and Bloomberg.
(1)Inflation (IGP-M) is the general market price index measured by the FGV.
(2)Inflation (IPCA) is a broad consumer price index measured by the IBGE.
(3)TJLP is the Brazilian long-term interest rate (average of monthly rates for the period).
(4)The CDI (certificado de depósito interbancário) interest rate is an average of interbank overnight rates in Brazil (daily average for the period).
(5)Average of the exchange rate on each business day of the period.
(6)Comparing the US$ closing selling exchange rate as reported by the Central Bank at the end of the period’s last day with the day immediately prior to the first day of the period discussed.53
(7)Average unemployment rate for year as measured by the IBGE.
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
Our financial performance is also tied to fluctuations in interest rates, such as the Brazilian interbank deposit (certificado de depósito interbancário) rate, which is an average of interbank overnight rates in Brazil, or “CDI,” because such fluctuations affect the value of the net interest margins we earn on financial investments we allocate customer funds to on an overnight basis, compounding our Client Assets base as well as the potential mix of products clients are willing to invest in.
Exchange Rates
The Brazilian foreign exchange system allows the purchase and sale of foreign currency and the international transfer of reais by any person or legal entity, regardless of the amount, subject to certain regulatory procedures.

112	FORM 20-F

«Table of Contents

In 2017, the real depreciated by 1%, with the exchange rate reaching R$3.308 per US$1.00 on December 31, 2017. In 2018, the real depreciated an additional 16%, to R$3.875 per US$1.00 on December 31, 2018. In 2019, the real depreciated an additional 4% to R$4.031 per US$1.00 on December 31, 2019. In 2020, the real depreciated an additional 29% to R$5.197 per US$1.00 on December 31, 2020. In 2021, the real depreciated an additional 7% to R$5.581 per US$1.00 on December 31, 2021. The real/U.S. dollar exchange rate reported by the Central Bank was R$5.287 per US$1.00 on December 31, 2022, which reflected a 0.6% appreciation of the real against the U.S. dollar during 2022 due primarily to the continued impact of the COVID-19 pandemic on the Brazilian economy. As of April 25, 2023, the real/U.S. dollar exchange rate reported by the Central Bank was R$5.061 per US$1.00, an appreciation of 3% of the real since December 31, 2022. There can be no assurance that the real will not depreciate or appreciate further against the U.S. dollar. The Central Bank has previously intervened in the foreign exchange market to attempt to control instability in foreign exchange rates. We cannot predict whether the Central Bank or the Brazilian government will continue to allow the real to float freely or will intervene in the exchange rate market by re‑implementing a currency band system or otherwise. The real may depreciate or appreciate substantially against the U.S. dollar in the future. Furthermore, Brazilian law provides that, whenever there is a serious imbalance in Brazil’s balance of payments or there are serious reasons to foresee a serious imbalance, temporary restrictions may be imposed on remittances of foreign capital abroad. We cannot assure you that the Brazilian government will not place restrictions on remittances of foreign capital abroad in the future.
The following table sets forth, for the periods indicated, the high, low, average and period‑end exchange rates for the purchase of U.S. dollars expressed in Brazilian reais per U.S. dollar. The average rate is calculated by using the average of reported exchange rates by the Central Bank on each business day during a monthly period and on the last day of each month during an annual period, as applicable. As of April 25, 2023, the exchange rate for the purchase of U.S. dollars as reported by the Central Bank was R$5.061 per US$1.00.

Year	Period-End	Average(1)	Low(2)	High(3)

2018	3.874	3.656	3.139	4.188
2019	4.031	3.946	3.651	4.259
2020	5.196	5.158	4.021	5.937
2021	5.581	5.397	4.894	5.879
2022	5.218	5.166	4.618	5.704

Source: Central Bank.
(1)Represents the average of the exchange rates on the closing of each business day during the year.
(2)Represents the minimum of the exchange rates on the closing of each business day during the year.
(3)Represents the maximum of the exchange rates on the closing of each business day during the year.

Month	Period-End	Average(1)	Low(2)	High(3)

October 2022	5.2570	5.2503	5.1411	5.3454
November 2022	5.2941	5.2747	5.0360	5.4655
December 2022	5.218	5.242	5.145	5.341
January 2023	5.099	5.201	5.077	5.446
February 2023	5.208	5.172	4.990	5.253
March 2023	5.125	5.217	5.125	5.298
April 2023 (through April 25, 2023)	5.061	5.163	4.910	5.446

Source: Central Bank.
(1)Represents the average of the exchange rates on the closing of each business day during the month.
(2)Represents the minimum of the exchange rates on the closing of each business day during the month.
(3)Represents the maximum of the exchange rates on the closing of each business day during the month.

113	FORM 20-F

«Table of Contents

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
•Insurance brokerage fees, which consist of (1) fees from distributions (rebates from fixed and performance-based management fees) of retirement plans managed by third-party asset managers sold to our retail clients; and (2) rebates on Whole Life insurance products issued by third-party insurance companies, sold to our retail clients.
•Educational services fees, which consist of fees we charge in connection with the financial education and investment-related courses produced by XP Educação and sold to our retail clients and to non-clients, as part of our digital content offerings.
•Commission Fees, which consist mainly of interchange fees, related to credit card transactions, and loan operations structuring fees.
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

114	FORM 20-F

«Table of Contents

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
Other operating income (expenses), net. Other operating expenses, net primarily consist of: (1) incentives earned from the Brazilian Treasury Bonds (Tesouro Direto) and B3 transactions as a result of marketing campaigns to increase our number of retail clients and Client Assets of certain asset classes and incentives received from third parties, mainly due to the joint development of retail products; (2) recovery of charges and expenses; (3) reversal of operating provisions, and other income lines, net of expenses; (4) legal, administrative proceedings and agreements with customers; (5) operating losses on write-offs and disposal of assets; (6) fines and penalties; (7) charitable contributions; (8) associations and regulatory fees and (9) other expenses.
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
Income Tax Expense
Our subsidiaries are subject to different income tax regimes and statutory rates as of December 31, 2022. In addition, the Brazilian government instituted an additional and temporary regime that lasted until December 31, 2021, which increased certain rates by five percentage points. Given that: (1) Banco XP is taxed at a 45% income tax rate (or 50% during 2021); (2) XP CCTVM and XP Seguradora are taxed at a 40% income tax rate (or 45% during 2021); (3) XP Gestão, XP Educação, XP Corretora de Seguros, XP Vista, XP PE and XP Allocation and holding entities are taxed at a 34% income tax rate; (4) XP Finanças, Infomoney, Tecfinance and other operating entities are taxed at a 10.9% tax rate on revenues (34% rate on a presumed net margin of 32%); and (5) XP Investments and XP Investments UK LLP are taxed at US and UK tax rates, respectively. Accordingly, the effective tax rate of our consolidated operations fluctuates over time according to the portion of our total net income that was generated in each of these entities. For 2022, 2021 and 2020, our effective tax rate was (3.9)%, 5.8% and 14.0% respectively.
Net Income for the Year
Net income for the year consists of our income before income tax minus our income taxes and social security obligations.

115	FORM 20-F

«Table of Contents

Results of Operations
Year Ended December 31, 2022, Compared to the Year Ended December 31, 2021
The following table sets forth our income statement data for the years ended December 31, 2022 and 2021:

	For the years ended December 31,
	2022	2021	Variation (%)
	(R$ millions, except for percentages)

Income statement data
Net revenue from services rendered	5,940	6,196	(4)%
Net income from financial instruments at amortized cost and at fair value through other comprehensive income	1,145	(1,559)	(173)%
Net income from financial instruments at fair value through profit or loss	6,262	7,440	(16)%
Total revenue and income	13,347	12,077	11%
Operating costs and expenses
Operating costs	(3,871)	(3,430)	13%
Selling expenses	(139)	(227)	(39)%
Administrative expenses	(5,641)	(4,693)	20%
Other operating income (expenses), net	257	324	(21)%
Expected credit losses	(94)	(93)	2%
Interest expense on debt	(402)	(136)	196%
Share of profit or (loss) in joint ventures and associates	(12)	(8)	58%
Income before income tax	3,445	3,815	(10)%
Income tax expense	136	(223)	(161)%
Net income for the year	3,580	3,592	n.m.

n.m. = not meaningful.
Total Revenue and Income
Total revenue and income for the year ended December 31, 2022 was R$13,347 million, an increase of R$1,270 million, or 11%, from R$12,077 million for the year ended December 31, 2021. Net revenues from services rendered represented a decrease of R$256 million within total revenue and income, driven by:
•a R$286 million decrease in revenue from securities placements, primarily attributable to the decrease in mandates where we acted as placement agents or underwriters for third-party transactions in the domestic and international capital markets. Despite the unfavorable scenario for equity capital markets, our debt capital markets revenue has been more relevant, as we believe it tends to be less volatile in different macroeconomic scenarios.
•a R$362 million decrease in brokerage commissions, driven by a 11% decrease in the average daily traded volume in equities in the year ended December 31, 2022.
•a R$91 million increase in management fees, as a result of (1) management fees from our funds and managed portfolios, which grew 17.6% from R$782 million to R$920 million, driven mostly by a 11% increase in Retail AUM, and of (2) fees from distributions (rebates from management fees) of funds managed by third-party asset managers, Management fees attributable to funds managed by third parties (fees from distributions) decreased from 48% of total management fees for the year ended December 31, 2021 to 42% for the year ended December 31, 2022, while management fees attributable to funds and portfolios managed by our asset managers increased from 52% to 58% during the same period. For the year ended December 31, 2022, 13% of management fees were performance-based and 87% were non-performance-based (i.e., fixed annual fees);
•a R$44 million decrease in revenue from the sale of our online educational products through our XP Educação portal. Our educational services plays an important role in educating Brazilians and making them more proficient in financial products and services. It also enhances client’s relationships and attracts new clients that grow our retail platform.
•a R$20 million increase in insurance brokerage fees, driven by a higher sale of retirement plans and insurance products to retail clients;
•a R$371 million increase in banking fees, mainly related to interchange fees received in credit card transactions;

116	FORM 20-F

«Table of Contents

•a R$83 million decrease in other services, including a R$85 million decrease in penalties collected from retail clients, a R$16 million decrease in client’s margin coverage fees, a R$50 million increase in other ancillary revenues related to the increase in trading operations, such as third-party trading platform fees, and revenue from marketing events; and
•net of a R$37 million decrease in taxes and contributions on services.
Net income from financial instruments represented R$1,526 million of the increase in total revenue and income, driven by the growth in our retail investment distribution platform (whose retail clients grew 14% and Client Assets grew 16% period-over-period), in our institutional businesses, and the increase in our Adjusted Gross Financial Assets balances.
Operating Costs and Expenses
Operating costs. Operating costs for the year ended December 31, 2022 were R$3,871 million, an increase of R$441 million, or 13%, from R$3,430 million for the year ended December 31, 2021. This increase was primarily attributable to a R$171 million increase in cashback costs related to credit card transactions performed by our customers and a R$93 million increase in commission and incentive costs payable to our IFAs as part of the growth of our omni-channel distribution network. Incentive costs are capitalized and amortized over the life of the signed contracts. In addition, clearinghouse fees increased by R$16 million, operating losses by R$35 million and other costs and third-party services by R$125 million. As a percentage of total revenue and income, our operating costs increased at 29% for the year ended December 31, 2022 compared to the 28% for year ended December 31, 2021.
Selling expenses. Selling expenses for the year ended December 31, 2022 were R$139 million, a decrease of R$89 million, or 39%, from R$227 million for the year ended December 31, 2021, in line with the marketing guidance, that focused on alternative and efficient communication strategies.
Administrative expenses. Administrative expenses for the year ended December 31, 2022 were R$5,641 million, an increase of R$949 million, or 20%, from R$4,693 million for the year ended December 31, 2021. This increase was primarily attributable to:
•a R$516 million, or 15%, increase in personnel expenses related to an increase in total employee headcount (from 6,193 employees as of December 31, 2021 to 6,928 employees as of December 31, 2022), reflecting the expansion of recently launched business lines, of our distribution channel through advisors and also the accelerated expansion of our technology team and the compensation related to our shared-based plan;
•a R$235 million, or 52%, increase in data processing expenses, mainly related to consultancy services in connection with the operation and maintenance of our platform’s software.
•a R$148 million, or 59%, increase in third parties’ services, mainly due to technology solutions related to online and social media;
•a R$41 million, or 59%, increase in depreciation of property and equipment and right-of-use assets as a result of new leases contracts; and
•a R$67 million, or 41%, decrease in amortization of intangible assets as a result of (1) new software licenses as SaaS agreements during 2022, being recorded as prepaid expenses and (2) accelerated amortization of some software licenses during 2021.
Other operating income (expenses), net. We recorded other operating income/expenses, net of R$257 million for the year ended December 31, 2022 compared to other operating income, net of R$324 million for the year ended December 31, 2021. This variation is primarily due to a decrease of R$81 million income related to incentives from third parties, mainly as a result of the joint development of retail products and also the association of such entities with the XP ecosystem for the year ended December 31, 2022.
Income before Income Taxes
As a result of the foregoing, income before income taxes for the year ended December 31, 2022 was R$3,445 million, a decrease of R$371 million, or 10%, from R$3,815 million for the year ended December 31, 2021.
Income Tax Expense
Income tax expense for the year ended December 31, 2022 was a R$136 million income, a decrease of R$358 million, or 161%, from a R$223 million expense for the year ended December 31, 2021. This decrease was primarily attributable to a decrease in our effective tax rate to (3.9)% for the year ended December 31, 2022 from 5.8% for the year ended December 31, 2021, as a result of revenues at the level of entities and investment funds which adopt different taxation regimes according to the applicable rules in their jurisdictions.

117	FORM 20-F

«Table of Contents

Net Income for the Year
As a result of the foregoing, net income for the year ended December 31, 2022 was R$3,580 million, a decrease of R$12 million from R$3,592 million for the year ended December 31, 2021.
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
•a R$266 million increase in management fees, as a result of (1) management fees from our funds and managed portfolios, which grew 22% from R$1,224 million to R$1,490 million, driven mostly by a 65% increase in Retail AUM, and in (2) fees from distributions (rebates from management fees) of funds managed by third-party asset managers, which grew 12% from R$633 million to R$708 million driven mostly by a 23% increase in the Client Assets allocated in those funds. As a result, management fees attributable to funds managed by third parties (fees from distributions) increase from 48% of total management fees for the year ended December 31, 2020 to 52% for the year ended December 31, 2021, while management fees attributable to funds and portfolios managed by our asset managers decreased from 52% to 48% during the same period. For the year ended December 31, 2021, 88% of management fees were performance-based and 12% were non-performance-based (i.e., fixed annual fees);

118	FORM 20-F

«Table of Contents

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
•a R$20 million increase in insurance brokerage fees, driven by a higher sale of retirement plans and insurance products to retail clients;
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
Net income from financial instruments represented R$2,746 million of the increase in total revenue and income, driven by the growth in our retail investment distribution platform (whose retail clients grew 23% and Client Assets grew 23% period-over-period), in our institutional businesses, and the increase in our Adjusted Gross Financial Assets balances.
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

119	FORM 20-F

«Table of Contents

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
B.    Liquidity and Capital Resources
As of December 31, 2022, we had R$4,967 million in cash and cash equivalents. We believe that our current available cash and cash equivalents and the cash flows from our operating activities will be sufficient to meet our working capital requirements and capital expenditures in the ordinary course of business for the next 12 months.
The following table shows the generation and use of cash for the periods indicated:

	For the year ended December 31,
	2022	2021	2020
	(R$ millions)

Cash flow data
Income before income tax	3,445	3,815	2,421
Adjustments to reconcile income before income tax	1,097	1,560	564
Income tax paid	(371)	(784)	(519)
Contingencies paid	(3)	(3)	(2)
Interest paid	(198)	(81)	(71)
Changes in working capital assets and liabilities	(2,479)	(3,032)	(398)
Adjusted net cash flow (used in) from operating activities	1,491	1,475	1,996
Net cash flow (used in) from securities, repos, derivatives and banking activities	313	(5,496)	(485)
Net cash flows from (used in) operating activities	1,804	(4,020)	1,511
Net cash flows from (used in) investing activities	(372)	(1,151)	(582)
Net cash flows from (used in) financing activities	(200)	6,639	789
Net increase in cash and cash equivalents	1,232	1,468	1,717
Effects of exchange rate changes on cash and cash equivalents	(17)	(377)	55
Our cash and cash equivalents include cash on hand, interbank certificate deposits with banks and other highly liquid securities purchased under agreements to resell with original maturities of nine months or less, which have an immaterial risk of change in value. For more information, see note 6 to our audited consolidated financial statements included elsewhere in this annual report.

120	FORM 20-F

«Table of Contents

Net Cash Flows from Operating Activities
Our net cash flows from operating activities for the year ended December 31, 2022 increased to a net cash generated of R$1,804 million from a net cash used of R$4,020 million in the year ended December 31, 2021, primarily driven by: (1) higher balance of securities and derivatives that we hold in the ordinary course of our business as a retail investment distribution platform and as an institutional broker-dealer (with respect to the sale of fixed income securities and structured notes); (2) our strategy to allocate excess cash and cash equivalents from treasury funds, from Float Balances and from retirement plans balances to securities and other financial assets. These balances may fluctuate substantially from quarter to quarter and were the key drivers to the net cash flow from operating activities figures; (3) increases in our banking activities from loans operations, market funding operations mainly derived from deposits (time deposits), structured operations certificates (COEs) and financial bills as a result of our expected growth in new financials services verticals; and (4) other financial liabilities as structure financing, credit card operations among others. Our income before tax combined with non-cash expenses consisting primarily of (a) net foreign exchange differences of R$302 million in 2022 and R$507 million in 2021, (b) share-based plan of R$585 million in 2022 and R$561 million in 2021, (c) interest accrued of R$429 million in 2022 and R$182 million in 2021, and (d) depreciation and amortization of R$206 million in 2022 and R$232 million in 2021. The total amount of adjustments to reconcile income before income taxes was R$1,097 million in 2022 and R$1,560 million in 2021. Reclassifications of prior period amounts, related to income from share in the net income of associates measured at fair value, have been made to conform to the current period presentation.
If the variation from securities, repos, derivatives and banking activities lines were to be excluded from the analysis, adjusted net cash flow from operating activities would have increased to R$1,491 million for the year ended December 31, 2022 from R$1,475 million for the year ended December 31, 2021, reflecting a lower consumption of cash in working capital assets and liabilities.
Our net cash flows from operating activities for the year ended December 31, 2021 decreased to a net cash used of R$4,020 million from a net cash generated of R$1,511 million in the year ended December 31, 2020, primarily driven by: (1) higher balance of securities and derivatives that we hold in the ordinary course of our business as a retail investment distribution platform and as an institutional broker-dealer (with respect to the sale of fixed income securities and structured notes); (2) our strategy to allocate excess cash and cash equivalents from treasury funds, from Float Balances and from retirement plans balances to securities and other financial assets. These balances may fluctuate substantially from quarter to quarter and were the key drivers to the net cash flow from operating activities figures; (3) increases in our banking activities from loans operations, market funding operations mainly derived from deposits (time deposits), structured operations certificates (COEs) and financial bills as a result of our expected growth in new financials services verticals; and (4) other financial liabilities as structure financing, credit card operations among others. Our income before tax combined with non-cash expenses consisting primarily of (a) net foreign exchange differences of R$507 million in 2021 and R$1 million in 2020, (b) share-based plan of R$561 million in 2021 and R$233 million in 2020, and (c) depreciation and amortization of R$232 million in 2021 and R$143 million in 2020. The total amount of adjustments to reconcile income before income taxes was R$1,607 million in 2021 and R$564 million in 2020.
If the variation from securities, repos, derivatives and banking activities lines were to be excluded from the analysis, adjusted net cash flow from operating activities would have decreased to R$1,475 million for the year ended December 31, 2021 from R$1,996 million for the year ended December 31, 2020, reflecting a higher consumption of cash in working capital assets and liabilities.
Net Cash Flows used in Investing Activities
Our net cash flows used in investing activities decreased from R$1,151 million in the year ended December 31, 2021 to R$372 million in the year ended December 31, 2022, primarily affected by: (1) R$244 million in investments in subsidiaries, associates and joint ventures, mostly related to our asset management strategy, which decreased from R$798 million in the year ended December 31, 2021; and (2) R$127 million in investments in intangible assets and property plans and equipment, mostly IT infrastructure and capitalized software, which decreased from R$353 million in the year ended December 31, 2021.
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

121	FORM 20-F

«Table of Contents

Net Cash Flows from Financing Activities
Our net cash flows from financing activities decreased from cash provided to financing activities of R$6,639 million in the year ended December 31, 2021 to a cash used in financing activities of R$200 million in the year ended December 31, 2022, primarily due to (1) the acquisition of treasury shares under the share buy-back program in the total amount of R$1,815 million; (2) the proceeds from the issuance of debentures in the total amount of R$1,891 million; and (3) the payments of borrowings, lease liabilities and debt securities in the total amount of R$278 million.
Our net cash flows from financing activities increased from R$789 million in the year ended December 31, 2020 to R$6,639 million in the year ended December 31, 2021, primarily due to (1) the issuance of bonds in the total amount of R$4,191 million; (2) the proceeds from the initial public offering of XPAC Acquisition Corp., or “XPAC,” which are restricted to be used solely for the purpose of XPAC transactions; (3) borrowings mostly derived from our loan agreement with Banco Nacional de México in a total amount of R$1,571 million; (4) the issuance of non-convertible debentures to fund our construction of Villa XP in São Roque, State of São Paulo in the total amount of R$500 million; and (5) a decrease in payments of borrowings and lease liabilities to R$76 million in the year ended December 31, 2021 from R$153 million in the year ended December 31, 2020.
Indebtedness
As of December 31, 2022, we had R$1,866 million in outstanding loans, R$286 million in lease liabilities, R$2,597 million in outstanding debentures and R$3,911 million in senior notes issued by us. As of December 31, 2022, we were in compliance with all the covenants of our material loan agreements and debentures. The following is a description of our material indebtedness as of the date of this annual report:
Borrowings
On March 28, 2018, XP Brazil entered into a loan agreement with the International Finance Corporation (IFC), or the “IFC Loan,” in the amount of R$325.4 million, which was borrowed to finance the expansion of operations and increase the number of clients and IFAs. The loan accrues interest at a rate per annum equal to the CDI rate + 0.74% and matures on April 15, 2023. The principal amount is due on the maturity date and interest is payable semiannually on April 15 and October 15 of each year. In July 2020, we prepaid a portion of the IFC Loan in the aggregate amount of R$54 million. As of December 31, 2022, R$280 million was outstanding under the IFC Loan.
On May 28, 2021, we entered into a credit agreement with Banco Nacional de México S.A. for a term loan in the amount of US$295 million. This loan bears interest at the annual rate of 2.55%, payable annually in arrears on May 23, 2022, and matures on the same date. On May 2022, the loan agreement was rolled over for 1 year, amending the maturity to May 23, 2023. The loan is guaranteed by collateral securities. As of December 31, 2022, R$1,586 million was outstanding under the this credit agreement.
Debentures
On December 8, 2021, XP Energia issued non-convertible Debentures in the amount of R$485.5 million. The principal amount is due and will be paid on the maturity date, on December 8, 2023. The interest rate is CDI+2.5% payable annually. As of December 31, 2022, total amount outstanding under the debentures was R$ 736.4 million, out of which R$ 106.1 million is held by entities within the our group and as such is included in the consolidated financial statement.
On July 19, 2022, XP Brazil issued non-convertible debentures in the amount of R$1.8 billion (R$900 million of series 1 and R$900 million of series 2). Both series have in aggregate a maximum authorized issuance up to R$1.8 billion. The principal amount is due and will be paid on the maturity date as follow: (i) June 23, 2024 (series 1) and (ii) June 23, 2025 (series 2). The interest rates for series 1 and series 2 debentures are CDI+1.75% and CDI+1.90%, respectively. As of December 31, 2022, the total amount was R$ 1.9 billion.
3.250% Senior Notes Due 2026
On June 24, 2021, we issued senior notes due 2026 in an aggregate principal amount of US$750.0 million. The 3.250% notes due 2026 bear interest at the annual rate of 3.250%, payable semiannually in arrears on January 1 and July 1 of each year, which commenced on January 1, 2022. The 3.250% notes due 2026 are guaranteed by XP Investimentos S.A. and have been listed on the Singapore Exchange Securities Trading Limited since July 1, 2021. As of December 31, 2022, the aggregate amount outstanding of the 3.250% notes due 2026 was R$3,561 million.

122	FORM 20-F

«Table of Contents

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
•an XP Brazil equity-to-assets ratio which is calculated as shareholders' equity divided by our total assets excluding: (1) the amount of float; (2) retirement plans liabilities; (3) reverse securities purchased under agreements to resell, which have Brazilian sovereign government bonds as collateral; and (4) forward derivatives contracts recorded under derivatives financial instruments (assets), which have Brazilian sovereign government bonds as collateral;
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
As of December 31, 2022, we were in compliance with the covenants in our loan agreements and debentures, as described above. For further information on our indebtedness, see note 36 to our audited consolidated financial statements included elsewhere in this annual report.
Off-balance Sheet Arrangements
As of December 31, 2022, the off-balance sheet arrangements total an amount of R$5,015 million (compared to R$ 1,367 million as of December 31, 2021). The off-balance sheet arrangements refer to credit card limits granted and not used by our customers. The amounts granted are linked to the value of customers’ assets held in guarantee by XP, and may vary daily according to the variation in the credit risk of our customers, as well as the variation in the value of the guarantees. Besides that, we offer to our customers other types of collateral agreements, such as letters of guarantee.
Capital Expenditures
In the years ended December 31, 2022, 2021 and 2020, we made capital expenditures of R$127 million, R$353 million, and R$292 million, respectively. Total capital expenditures as a percentage of total net revenue and income were 1.0% in 2022, 2.9% in 2021, and 3.6% in 2020. These capital expenditures mainly include expenditures related to the upgrade and development of our IT systems, software and infrastructure, and the expansion of our office spaces due to accelerated growth in employee headcount.

123	FORM 20-F

«Table of Contents

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
Board of Directors
As of December 31, 2022, our board of directors was composed of eleven (11) members. Each director is appointed for a two-year term, unless they resign or their office is vacated earlier, provided, however, that such term shall be extended beyond two years in the event that no successor has been appointed (in which case such term shall be extended to the date on which such successor has been appointed). Directors appointed by the board of directors hold office until the next annual general meeting. Our directors do not have a retirement age requirement under our Memorandum and Articles of Association.
The following table presents the names of the current members of our board of directors.

Name	Age	Position

Guilherme Dias Fernandes Benchimol	46	Chairman
Bernardo Amaral Botelho	47	Director
Gabriel Klas da Rocha Leal	41	Director
Bruno Constantino Alexandre dos Santos	47	Director
Fabrício Cunha de Almeida	40	Director
Guilherme Sant’Anna Monteiro da Silva	39	Director
Luiz Felipe Amaral Calabró	45	Director
Martin Emiliano Escobari Lifchitz	51	Director
Geraldo José Carbone	66	Director
Cristiana Pereira	52	Director
Guy Almeida Andrade	68	Director
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

124	FORM 20-F

«Table of Contents

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
Luiz Felipe Amaral Calabró is an independent member of our board of directors and a member of our audit committee, a position he has held since August 2020. Mr. Calabró is a lawyer with over 20 years’ experience in capital markets; self-regulated activities in stock, derivatives and commodities exchanges; commercial law; compliance; capital markets and banking regulation; clearing and depository legal issues; investment funds and asset management regulation; consumer law, banking consumer, contracts, and civil litigation; and corporation law. After working in various law firms, Mr. Calabró worked at BSM Market Supervision at the B3 from 2007 to 2020, and is currently a partner at Levy & Salomão Advogados. Mr. Calabró holds graduate, postgraduate and master’s law degrees from the Pontifical Catholic University (PUC SP) and a PhD in commercial law from the University of São Paulo (USP).
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

125	FORM 20-F

«Table of Contents

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
Cristiana Pereira is an independent member of our board of directors and chairperson of our audit committee, positions she has held since June 2022. She has been a partner and founder at ACE Governance since March 2018, member of the Board and the Compensation Committee at Maestro Locadora de Veículos S.A. since June 2020, coordinator of the Audit Committee at CERC S.A. since October 2021, Coordinator of the Governance Committee and member of the Board at CESAR – Centro de Estudos e Sistemas Avançados do Recife since July 2020, and member of the Board at ARCO ILP S.A. since August 2020. Previously, she was member of Fiscal Council of Bradesco S.A. from March 2020 to May 2022 member of the Board of the HBS Alumni Angels of Brazil, from 2017 to 2020, member of the Consultative Board of the Association of Public Companies in Brazil – ABRASCA from December 2015 to November 2017, member of the Consultative Board of Association of Venture Capital and Private Equity – ABVCAP from December 2015 to November 2017. From June 2010 to November 2017, she was Managing Director of Listings and Issuer Development at B3 S.A. – Brasil, Bolsa, Balcão. Ms. Pereira holds an MBA from Harvard Business School (2004), a master’s degree from Fundação Getulio Vargas (1997) and a bachelor’s degree in Economics from State University of Campinas – UNICAMP (1992).
Guy Almeida Andrade is an independent member of our board of directors and a member of our audit committee, positions he has held since May 2021. He has also been a member of the audit committee of Porto Seguro S.A. since February 2020, and the Audit Committee coordinator at CIP S.A. since November 2018. He has also been a member of the Nominations Committee of the International Standards Setting Boards of the Public Interest Oversight Board – PIOB, since January 2022. Mr. Andrade was a member of the audit committee of Banco Pine S.A. from July 2018 to May 2021, of EMAE – Empresa Metropolitana de Águas de Energia S.A. from October 2018 to May 2019, of Cetip S.A. Mercados Organizados from May 2015 to April 2017 and of Abril S.A. from January 2006 to April 2016. Mr. Andrade was a member of the Fiscal Council of B3 S.A. – Brasil, Bolsa, Balcão from May 2019 to April 2021. He was also a member of the advisory board of HSBC Bank Brasil S.A. from October 2014 to July 2016. He was also a member of the audit committee of Unibanco - União de Bancos Brasileiros S.A. from April 2004 to September 2009, and of Banco Itaú Unibanco Holding S.A. from October 2009 to June 2014. He was the chairman of the board of the Institute of Independent Auditors of Brazil (Instituto dos Auditores Independentes do Brasil – IBRACON) from January 2012 to December 2014. He was also a member of the board of IFAC – International Federation of Accountants from November 2000 to December 2006, chair of the audit committee of IFAC from November 2003 to December 2006, and member of IFAC Nominating Committee from January 2007 to December 2010, and again from January 2017 to December 2020. He is a partner at Magalhães Andrade Auditores Independentes since June 1982. He holds a bachelor’s degree in accounting from Universidade de São Paulo and a bachelor’s degree in business administration from Universidade Mackenzie.
Executive Officers
Our executive officers are responsible for the management and representation of our company. We have a strong centralized management team led by Thiago Maffra, our CEO, who has broad experience in the financial services industry.
The following table lists our current executive officers:

Name	Age	Position

Thiago Maffra	38	Chief Executive Officer
Bruno Constantino Alexandre dos Santos	47	Chief Financial Officer
Fabrício Cunha de Almeida	40	General Counsel
Unless otherwise indicated, the current business addresses for our executive officers is Av. Chedid Jafet, 75, Torre Sul, 30th floor, Vila Olímpia – São Paulo, Brazil 04551-065.

126	FORM 20-F

«Table of Contents

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
Bruno Constantino Alexandre dos Santos. See “— Board of Directors.”
Fabrício Cunha de Almeida. See “— Board of Directors.”
Shareholders’ Agreement
On November 29, 2019, XP Controle, ITB Holding and GA Bermuda entered into a Shareholders’ Agreement, or the “Shareholders’ Agreement” with Itaú Unibanco S.A., XP Inc., XP Brazil and the companies that we control that are incorporated in Brazil, or the “Controlled Companies.” The Shareholders’ Agreement is governed by and construed in accordance with Brazilian law and any disputes settled by arbitration in São Paulo, Brazil. The Shareholders’ Agreement was most recently amended on April 22, 2022. Any shares that are owned by XP Control, Itaú or GA Bermuda, including any shares that may be issued in the future to them or acquired by them, are subject to the terms and conditions of the Shareholders’ Agreement. Following the merger of XPart into us, the XP Controle corporate reorganization in December 2021, and the acquisition of shares by ITB Holding on April 29, 2022, IUPAR, Itaúsa, São Marcos Investimentos Ltd., São Carlos Investimentos Ltd., XP Control and ITB Holding also became parties to the Shareholders’ Agreement. See “Item 4. Information on the Company—A. History and Development of the Company.”
Below is a summary of certain principal terms and conditions of the Shareholders’ Agreement.
Restrictions on Transfers of Shares
The Shareholders’ Agreement provides that, subject to certain permitted transfers, transfers of shares owned by any of the shareholders party to the Shareholders’ Agreement are subject to some restrictions: (1) rights of first refusal and tag-along rights as described below, (2) applicable securities law restrictions; and (3) the terms and conditions of the Registration Rights Agreement;
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
Transfers of Shares by XP Control and GA Bermuda
The Shareholders’ Agreement provides that (1) XP Control can transfer, in one or more transactions, up to 100% of its Class B common shares that exceeds the number of shares representing at least 50% of our voting power (which shall be converted into Class A common shares prior to such transfer); and (2) GA Bermuda can transfer, in one or more transactions, up to 100% of its Class B common shares (which shall be converted into Class A common shares prior to such transfer) and/or Class A common shares, in each case to one or more person that (a) is not (i) a financial institution controlled by Brazilian persons; or (ii) a financial institution that operates in Brazil as a retail bank; and/or; (b) does not have a direct or indirect stake in excess of 30% in the corporate capital of the persons referred to in the first bullet above. In this event, the shareholders’ right of first refusal and tag-along rights will not apply.
Transfer of Control
Subject to the right of first refusal and the tag-along right, XP Control will be authorized, at any time, to transfer control of the Company only through a private sale of Class B common shares, provided that (1) the purchaser of the Company's control is one or more Certified Buyers, and (2) such Certified Buyer(s) adhere(s) to the Shareholders’ Agreement. A “Certified Buyer” means one or more person that is a financial institution, private equity group, financial conglomerate, institutional investor or sovereign fund, which (a) is reputable and financially sound; and (b) has a significant probability of obtaining all the regulatory approvals necessary for the acquisition of the shares and consummation of all transactions provided for in the Shareholders’ Agreement.

127	FORM 20-F

«Table of Contents

Permitted Transfers
The Shareholders’ Agreement provides that the restrictions discussed above shall not apply to the following transfers of shares, among others: (1) between Itaú and any of its affiliates or between its affiliates among themselves; (2) by IUPAR to its partners Itaúsa and/or E. Johnston, as well as (a) from Itaúsa to its affiliates (except for Itaú and its subsidiaries), including to ITH Zux Cayman Ltd., and/or (b) from E. Johnston to their respective partners or their affiliates (except for Itaú and its subsidiaries; (3) between GA and/or their respective permitted assignees; (4) between XP Control, the XP Control partnership, XP affiliates, or minority XP Control shareholders.
Conversion of Shares
The Shareholders’ Agreement provides that Class B common shares will be convertible into Class A common shares at a ratio of one to one in the following circumstances: (1) at the sole discretion of XP Control, Itaú or GA Bermuda with respect to their own Class B common shares; (2) prior to any intended transfer of Class B common shares through a private sale (other than to an affiliate of the relevant shareholder), except for: (a) a transfer of shares representing 100% of the shares owned by Itaú at the time of such sale; or (b) a transfer by XP Control that results in the transfer of control of the Company; (3) prior to any intended transfer of Class B common shares pursuant to an SEC-registered offering; (4) in respect of GA Bermuda, except for a transfer of its Class B common shares related to the consummation of the remainder of the Itaú Transaction, if required by XP Control, at any time, in case of any transfer of shares by XP Control that would result in XP Control holding an interest representing less than 50% plus one of the Company’s voting rights following the transaction (provided that any such conversion is limited to the conversion of such number of Class B common shares as would enable XP Control to hold an interest of at least 50% plus one of the Company’s voting rights); and/or (5) if, at any time, the total number of the issued and outstanding Class B common shares represents less than 10% of the aggregate voting power of the common shares of the Company, then the Class B common shares then in issue shall automatically and immediately be converted into Class A common shares and no Class B common shares shall be issued by the Company thereafter.
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

128	FORM 20-F

«Table of Contents

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
Composition of Board of Directors
Subject to certain limitations, the Shareholders’ Agreement provides that (1) XP Control shall be entitled to nominate and replace the majority of directors and their respective alternates as long as XP Control holds more than 50% of the Company’s voting rights; (2) IUPAR and Itaúsa shall be entitled to nominate and replace two directors and their respective alternates as long as they collectively hold more than 5% of the Company’s voting rights, and if the total capital of the Company held by IUPAR and Itaúsa falls below 5%, IUPAR and Itaúsa shall no longer be entitled to nominate any director; (3) GA Bermuda shall be entitled to nominate and replace one director and its respective alternate as long as GA Bermuda holds more the 5% of the Company’s voting rights and if the total capital of the Company held by GA Bermuda falls below 5%, GA Bermuda shall no longer be entitled to nominate any director; and (4) the board of directors will have three independent directors who will also be members of the Company’s audit committee.
Composition of Audit Committee
The Shareholders’ Agreement provides that our audit committee will be composed of three members who, as required under applicable regulation, will also be independent directors. These members will be appointed as follows: (1) XP Control will have the right to appoint two members including its chairman; (2) IUPAR and Itaúsa will have the right to appoint one member as long as IUPAR and Itaúsa collectively hold more than 5% of the Company’s voting rights; and (3) GA Bermuda will have the right to appoint one observer, who may participate in audit committee meetings without voting rights.
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
The Shareholders’ Agreement also provides that XP Control, its respective affiliates and certain of its employees will not, for as long as XP Control is a direct or indirect shareholder of the Company and for a term of five years counted from the date on which it ceases to be a direct or indirect shareholder of the Company, engage in the following activities in Brazil: (1) insurance, exchange and securities brokerage activities; (2) securities distribution activities; (3) commercial and investment banking activities; or (4) client funds management activities.
Non-Solicitation
The Shareholders’ Agreement provides that GA Bermuda, Itaú, XP Control and each of XP Control’s controlling shareholders, as well as their respective affiliates, undertake not to hire, persuade or entice away any key employees for leaving their job or position or terminating their relationship with XP Control, the Company, XP Brazil and/or its Controlled Companies, as follows:
•with respect to XP Control and each of XP Control’s controlling shareholders, for a period of five years counted from the date on which they, respectively, cease to be a direct or indirect shareholder of the Company and/or of its Controlled Companies; and
•with respect to GA Bermuda, for a period of two years counted from the date on which it ceases to be a direct or indirect shareholder of the Company and/or of its Controlled Companies.
Term
The Shareholders’ Agreement shall be valid and enforceable until October 30, 2026.

129	FORM 20-F

«Table of Contents

B.    Compensation
Compensation of Directors and Officers
Under Cayman Islands law, we are not required to disclose compensation paid to our senior management on an individual basis and we have not otherwise publicly disclosed this information elsewhere.
For the years ended December 31, 2022, 2021 and 2020, the aggregate compensation expense for the members of the board of directors and our executive officers for services in all capacities was R$69 million, R$53 million, and R$62 million, respectively, which includes both benefits paid in kind and compensation. See note 26(a) to our audited consolidated financial statements included elsewhere in this annual report.
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
The vesting conditions for grants under the LTIP are determined by the administrator and, in the case of restricted stock and RSUs, are set forth in the applicable award documentation. For stock options, the administrator determines the exercise price of the option, the term of the option and the time or times at which the option may be exercised. Performance awards are subject to performance conditions as specified by the administrator and are settled in cash, Class A common shares, other awards, other property, net settlement or any combination thereof, as determined by the administrator in its discretion, following the end of the relevant performance period. The LTIP is administered by a compensation committee appointed by our board of directors consisting of not less than three members, which may consist of directors and/or officers or other management members of our company. For more information see “—C. Board Practices—Committees—Compensation Committee.” As of December 31, 2022, we had made awards consisting of 16,211,666 shares under the LTIP.
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

130	FORM 20-F

«Table of Contents

•the requirement under Section 5605(e) of Nasdaq listing rules that director nominees be selected or recommended for selection by either a majority of the independent directors or a nominations committee comprised solely of independent directors;
•the requirement under Section 5635 of Nasdaq listing rules, which requires an issuer to obtain shareholder approval prior to an issuance of securities (in certain circumstances) in connection with certain events, including: (i) the acquisition of the stock or assets of another company; (ii) equity-based compensation of officers, directors, employees or consultants; (iii) a change of control; and (iv) private placements. Cayman Islands law does not require shareholder approval prior to an issuance of securities to the extent the securities are authorized; and
•the requirement under Section 5605(b)(2) of Nasdaq listing rules that the independent directors have regularly scheduled meetings with only the independent directors present.
Cayman Islands law does not impose a requirement that the board consist of a majority of independent directors or that such independent directors meet regularly without other members present. Nor does Cayman Islands law impose specific requirements on the establishment of a compensation committee or nominating committee or nominating process.
Controlled Company Exception
On the date of this annual report, XP Control beneficially owns 91.7% of our Class B common shares, representing an aggregate of 66.8% of the voting power of our outstanding share capital. As a result, we are a “controlled company” within the meaning of the corporate governance standards of the Nasdaq corporate governance rules. Under these rules, a company of which more than 50% of the voting power in the election of directors is held by an individual, group or another company is a “controlled company” and may elect not to comply with certain corporate governance requirements.
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
Committees
Audit Committee
The audit committee, which consists of Luiz Felipe Amaral Calabró, Cristiana Pereira and Guy Almeida Andrade, assists our board of directors in overseeing our accounting and financial reporting processes and the audits of our financial statements. In addition, the audit committee is directly responsible for the appointment, compensation, retention and oversight of the work of our independent registered public accounting firm. Cristiana Pereira serves as chairperson of the committee. The audit committee consists exclusively of members of our board of directors who are financially literate, and Guy Almeida Andrade is considered an “audit committee financial expert” as defined by the SEC. Our board of directors has determined that Luiz Felipe Amaral Calabró, Cristiana Pereira and Guy Almeida Andrade satisfy the “independence” requirements set forth in Rule 10A-3 under the Exchange Act.
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

131	FORM 20-F

«Table of Contents

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
Board Diversity Matrix

Board Diversity Matrix (as of December 31, 2022)

Country of Principal Executive Offices:	Brazil
Foreign Private Issuer:	Yes (the Cayman Islands)
Disclosure Prohibited under Home Country Law:	No
Total Number of Directors:	11
	Female	Male	Non-Binary	Did Not Disclose Gender

Part I: Gender Identity
Directors:	1	10	0	0
Part II: Demographic Background
Underrepresented Individual in Home Country Jurisdiction:	0
LGBTQ+:	0
Hispanic or Latinx	1
Did not Disclose Demographic Background:	10

132	FORM 20-F

«Table of Contents

D.    Employees
As of December 31, 2022, 2021 and 2020, we had 6,928, 6,192 and 3,651 employees, respectively. As of December 31, 2022, all of our employees were based in our offices in São Paulo, Rio de Janeiro, New York City, Miami and London.
The table below breaks down our full-time personnel by function as of December 31, 2022:

Function	Number of employees	% of Total

Management	155	2%
Technology	1,468	21%
Sales and Marketing	2,371	34%
Customer Support	1,160	17%
General and Administrative	1,774	26%
Total	6,928	100%
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
ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS
A.    Major Shareholders
The following table and accompanying footnotes present information relating to the beneficial ownership of our Class A common shares and Class B common shares as of December 31, 2022. We are not aware of any other shareholder that beneficially owns more than 5% of our common shares nor of any arrangements the operation of which may at a subsequent date result in a change of control of the company.
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
Except as otherwise indicated, and subject to applicable community property laws, we believe that each shareholder identified in the table below possesses sole voting and investment power over all the Class A common shares or Class B common shares shown as beneficially owned by the shareholder in the table. Percentages in the table below are based on 447,801,661 outstanding Class A common shares and 112,717,094 outstanding Class B common shares.
Unless otherwise indicated below, the address for each beneficial owner is c/o XP Inc., Av. Chedid Jafet, 75, Torre Sul, 30th floor, Vila Olímpia – São Paulo, Brazil 04551-065.

133	FORM 20-F

«Table of Contents

	Shares Beneficially Owned				% of Total Voting Power(1)
Shareholders as of December 31, 2022	Class A		Class B
	Shares	%	Shares	%

5% Shareholders
XP Control LLC(2)	—	—%	103,375,726	91.70%	66.84%
ITB Holding Participações Ltda (3)	47,484,254	10.60%	8,285,060	7.40%	8.43%
Itaúsa S.A.(4)	35,470,985	7.90%	—	—%	2.29%
Capital World Investors (5)	33,495,084	7.48%	—	—%	5.98%
Entities affiliated with General Atlantic (XP) Bermuda, L.P. (6)	25,317,733	5.65%	—	—%	1.64%
Dodge & Cox (7)	29,769,631	6.65%	—	—%	5.31%
Executive Officers and Directors
Guilherme Dias Fernandes Benchimol(8)	—	—%	—	—%	—%
Bernardo Amaral Botelho(8)	—	—%	—	—%	—%
Gabriel Klas da Rocha Leal(8)	—	—%	—	—%	—%
Bruno Constantino Alexandre dos Santos(8)	—	—%	—	—%	—%
Fabrício Cunha de Almeida(8)	—	—%	—	—%	—%
Guilherme Sant’Anna Monteiro da Silva(8)	—	—%	—	—%	—%
Luiz Felipe Amaral Calabró	—	—%	—	—%	—%
Martin Emiliano Escobari Lifchitz(9)	—	—%	—	—%	—%
Geraldo José Carbone	—	—%	—	—%	—%
Cristiana Pereira	—	—%	—	—%	—%
Guy Almeida Andrade	—	—%	—	—%	—%
Thiago Maffra (8)	—	—%	—	—%	—%
All directors and executive officers as a group (11 persons)	—	—%	—	—%	—%

(1)Percentage of total voting power represents voting power with respect to all of our Class A common shares and Class B common shares, as a single class. Holders of our Class B common shares are entitled to 10 votes per share, whereas holders of our Class A common shares are entitled to one vote per share. For more information about the voting rights of our Class A common shares and Class B common shares, see “Item 10. Additional information—B. Memorandum and Articles of Association.”
(2)This information is based solely on the Schedule 13D/A filed with the SEC on February 14, 2023 on behalf of XP Control LLC. Includes Class B common shares owned by XP Control LLC or “XP Control,” with its registered address at the offices of Maples Corporate Services Limited, PO Box 309, Ugland House, Grand Cayman, KY1-1104, Cayman Islands. Guilherme Dias Fernandes Benchimol, Bernardo Amaral Botelho, Carlos Alberto Ferreira Filho, Gabriel Klas da Rocha Leal, Fabrício Cunha de Almeida, Bruno Constantino Alexandre dos Santos and Guilherme Sant’Anna Monteiro da Silva are controlling shareholders of XP Control, or the “XP Control Controlling Shareholders” in accordance with XP Control’s shareholders agreement. The XP Control Controlling Shareholders have beneficial ownership of the Class B common shares held of record by XP Control. Each of the XP Control Controlling Shareholders disclaims ownership of the Class B common shares except to the extent he has a pecuniary interest therein.
(3)This information is based solely on the Schedule 13G/A filed with the SEC on February 14, 2023 on behalf of Itaú Unibanco Holding S.A. and ITB Holding Brasil Participações Ltda. Itaú Unibanco Holding S.A. directly or indirectly, through its wholly-owned subsidiary, Itaú Unibanco S.A., holds all of the membership interests of ITB Holding Brasil Participações Ltda. and Itaú Unibanco Holding S.A. is the controlling shareholder of ITB Holding Brasil Participações Ltda. Itaú Unibanco Holding S.A. is controlled by IUPAR – Itaú Unibanco Participações S.A., a holding company organized under the laws of Brazil (“IUPAR”). The principal business address of Itaú Unibanco Holding S.A. is Praça Alfredo Egydio de Souza Aranha, No. 100, Torre Olavo Setubal, piso Itaú Unibanco, Parque Jabaquara, 04344-902, São Paulo, Brazil. The principal business address of ITB Holding Brasil Participações Ltda. is Praça Alfredo Egydio de Souza Aranha, No. 100, Torre Conceição, 7th floor, Parque Jabaquara, 04344-902, São Paulo, Brazil.
(4)This information is based solely on the Schedule 13D/A filed with the SEC on November 17, 2022 on behalf of Itaúsa S.A. Includes Class A common shares owned by Itaúsa S.A., or “Itaúsa,” with its principal business address at Av. Paulista, No. 1938, 5th floor, Bela Vista, 01310-200, São Paulo, Brazil.
(5)This information is based solely on the Schedule 13G filed with the SEC on February 13, 2023 on behalf of Capital World Investors ("CWI") is a division of Capital Research and Management Company ("CRMC"), as well as its investment management subsidiaries and affiliates Capital Bank and Trust Company, Capital International, Inc., Capital International Limited, Capital International Sarl, Capital International K.K., Capital Group Private Client Services, Inc., and Capital Group Investment Management Private Limited (together with CRMC, the "investment management entities"). CWI's divisions of each of the investment management entities collectively provide investment management services under the name "Capital World Investors." The principal business address of CWI is 333 South Hope Street, 55th Floor, Los Angeles, California 90071
(6)This information is based solely on the Schedule 13D filed with the SEC on August 24, 2022 on behalf of General Atlantic, L.P., and several other reporting persons identified therein. Includes Class A common shares and Class B common shares owned by General Atlantic, L.P., a Delaware limited partnership (“GA LP”); General Atlantic GenPar, L.P., a Delaware limited partnership (“GenPar”); General Atlantic (XP) Bermuda, L.P., a Bermuda exempted limited partnership (“GA XP”); GAP (Bermuda) L.P., a Bermuda exempted limited partnership (“GAP (Bermuda) L.P.”); General Atlantic Partners 92A, L.P., a Delaware limited partnership (“GAP 92A”); General Atlantic Partners 92B, L.P., a Delaware limited partnership (“GAP 92B”); General Atlantic Partners 92C, L.P., a Delaware limited partnership (“GAP 92C”); General Atlantic Partners 92D, L.P., a Delaware limited partnership (“GAP 92D”); General Atlantic Partners 92E, L.P., a Delaware limited partnership (“GAP 92E”); General Atlantic Partners 92F, L.P., a Delaware limited partnership (“GAP 92F”); General Atlantic Partners 92G, L.P., a Delaware limited partnership (“GAP 92G”); General Atlantic Partners 92H, L.P., a Delaware limited partnership (“GAP 92H”); General Atlantic Partners 92I, L.P., a Delaware limited partnership (“GAP 92I”); General Atlantic Partners 92J, L.P., a Delaware limited partnership (“GAP 92J”); General Atlantic Partners (Bermuda) IV, L.P., a Bermuda exempted limited partnership (“GAP Bermuda IV”); General Atlantic GenPar (Bermuda), L.P., a Bermuda exempted limited partnership (“GenPar Bermuda”); GAP Coinvestments III, LLC, a Delaware limited liability company (“GAPCO III”); GAP Coinvestments IV, LLC, a Delaware limited liability company (“GAPCO IV”); GAP Coinvestments V, LLC, a Delaware limited liability company (“GAPCO V”); GAP Coinvestments CDA, L.P., a Delaware limited partnership (“GAPCO CDA”); GAPCO Management GmbH, a German company (“GmbH”); GAPCO GmbH & Co KG, a German partnership (“KG”); General Atlantic Partners 100, L.P., a Delaware limited partnership (“GAP 100”); General Atlantic Partners (Bermuda) EU, L.P., a Bermuda exempted limited partnership (“GAP Bermuda EU”); General Atlantic Partners (Lux) SCSp, a Luxembourg special limited partnership (“GAP Lux”); General Atlantic GenPar (Lux) SCSp, a Luxembourg special limited partnership (“GA GenPar Lux”); General Atlantic (Lux) S.à r.l., a Luxembourg private limited liability company (“GA Lux”); General Atlantic (SPV) GP, LLC, a Delaware limited liability company (“GA SPV”); and General Atlantic (XP) II, L.P., a Bermuda exempted limited partnership (“GA XP II”). The GA Funds and the Sponsor Coinvestment Funds share beneficial ownership of the Class A common shares held of record by GA XP. The GA XP II Funds share beneficial ownership of the Class A common shares held of record by GA XP II. The general partner of GA XP II is GA SPV. GA LP, which is controlled by the management committee of GASC MGP, LLC (the “GA Management Committee”), is the managing member of GAPCO III, GAPCO IV and GAPCO V, the general partner of GAPCO CDA and the sole member of GA SPV. The general partner of GAP Lux is GA GenPar Lux and the general partner of GA GenPar Lux is GA Lux. The general partner of GAP Bermuda IV and GAP Bermuda EU and the sole shareholder of GA Lux is GenPar Bermuda. The general partner of GenPar Bermuda and GA XP is GAP (Bermuda) L.P., which is also controlled by the GA Management Committee. The general partner of the GA Funds (other than GAP Bermuda IV) and

134	FORM 20-F

«Table of Contents

GAP 100 is GenPar. The general partner of GenPar is GA LP. Each of GAP 92A, GAP 92B, GAP 92C, GAP 92D, GAP 92E, GAP 92F, GAP 92G, GAP 92H, GAP 92I, GAP 92J is the sole member of General Atlantic XP A, LLC, General Atlantic XP B, LLC, General Atlantic XP C, LLC, General Atlantic XP D, LLC, General Atlantic XP E, LLC, General Atlantic XP F, LLC, General Atlantic XP G, LLC, General Atlantic XP H, LLC, General Atlantic XP I, LLC, and General Atlantic XP J, LLC, respectively, all of which are Delaware limited liability companies. Each such limited liability company is a limited partner of GA XP. In addition, the Sponsor Coinvestment Funds are members of GA Latin America Coinvestments, LLC, a Delaware limited liability company. GA Latin America Coinvestments, LLC, the Sponsor Coinvestment Funds (other than KG) and GAP Bermuda IV are also limited partners of GA XP. As of the date hereof, there are nine members of the GA Management Committee. The general partner of KG is GmbH and the GA Management Committee controls the investment and voting decisions of GmbH. Each of the members of the GA Management Committee disclaims ownership of the Class A common shares except to the extent that he has a pecuniary interest therein. The principal business address of each of the Reporting Persons (other than GmbH, KG, GA XP, GAP Bermuda IV, GAP (Bermuda) L.P., GenPar Bermuda, GAP Bermuda EU, GA XP II, GAP Lux, GA GenPar Lux and GA Lux) is c/o General Atlantic Service Company, L.P., 55 East 52 Street, 33 Floor, New York, NY 10055. The principal business address of GmbH and KG is c/o General Atlantic GmbH, Luitpoldblock, Amirplatz 3, 80333 Munich, Germany. The principal business address of GA XP, GAP Bermuda IV, GAP (Bermuda) L.P., GenPar Bermuda, GAP Bermuda EU and GA XP II is Clarendon House, 2 Church Street, Hamilton HM 11, Bermuda. The principal business address of GAP Lux, GA GenPar Lux and GA Lux is Luxembourg is 412F, Route d’Esch, L-2086 Luxembourg.
(7)This information is based solely on the Schedule 13G filed with the SEC on February 14, 2023 on behalf of Dodge & Cox. The principal business address of Dodge & Cox is 555 California Street, 40th Floor, San Francisco, CA 94104.
(8)While these executive officers and directors do not own more than 1% of common shares directly in XP Inc. directly, they own equity interests in XP Control LLC. These executive officers and directors disclaim beneficial ownership of the shares held by XP Control LLC except to the extent, if any, of their respective pecuniary interest therein.
(9)Mr. Escobari, a member of our board of directors, is a managing director of GA LLC. Mr. Escobari disclaims beneficial ownership of the shares held by GA Bermuda except to the extent, if any, of his pecuniary interest therein.

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
ITB Holding Brasil Participações Ltda. Transactions
On April 29, 2022, XP Controle Participações S.A., General Atlantic (XP) Bermuda, L.P. and Dayna III Fundo de Investimento em Participações Multiestrategia transferred a total of 9,341,368 Class B common shares and 54,268,193 Class A common shares to ITB Holding Brasil Participações Ltda. These transfers were made in connection with the transaction with Itaú Unibanco S.A. consummated on August, 2018 and pursuant to which Itaú Unibanco S.A. acquired 49.9% of the share capital of XP Investimentos S.A. Considering that XP Controle Participações S.A. transferred all of its XP Inc common shares in this transaction, on April 29, 2022 XP Controle Participações S.A. ceased to be a XP Inc shareholder.
On June 8, 2022, we purchased 1,056,308 Class B common shares from ITB Holding Brasil Participações Ltda. .

135	FORM 20-F

«Table of Contents

Itaúsa S.A. Transaction
On November 10, 2022, we purchased 5,500,000 Class A common shares from Itaúsa S.A. .
Securities and Repurchase Agreement Transactions with Itaú Unibanco
We enter into bank deposit certificates (CDBs), accounts receivable, purchased and repurchase agreements with Itaú Unibanco in the ordinary course of our business. Bank deposit certificates are highly liquid, short-term securities and accrue interest at rates per annum ranging from 75% to 100% of the CDI rate. Accounts receivable is related to commission for intermediation of interest rate derivatives offshore operations. Purchased agreements and repurchase agreements are highly liquid cash equivalent operations, in case of repurchase backed by our own securities or third-party securities. As of December 31, 2022, securities sold under repurchase agreements accrued interest at average interest rates of 13.65% per annum.
The following table sets forth the total amounts of the bank deposit certificates and repurchase agreements entered into with Itaú Unibanco as of the dates indicated:

	Assets/(Liabilities) as of December 31,		Revenue/(Expenses) for the year ended December 31,
Type of transaction	2022	2021	2022	2021	2020
	(in millions of R$)

Securities (Bank deposit certificates)	238	195	25	4	10
Securities purchased under agreements to resell	—	—	9	19	—
Accounts receivable	—	9	1	1	1
Securities sold under repurchase agreements	(3,801)	(2,301)	(196)	84	(63)
For further information, see note 26(b) to our audited consolidated financial statements included elsewhere in this annual report.
Reimbursement Agreement
XP CCTVM is party to an agreement with XDEX Intermediação Ltda., or “XDEX,” pursuant to which XDEX (which is directly owned by XP Control) reimburses XP CCTVM for costs associated with office space and utilities. For the fiscal years ended December 31, 2022, 2021 and 2020, R$0, R$89 thousand and R$85 thousand was paid pursuant to this agreement, respectively. In the second half of 2020, XDEX ended its activities.
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

136	FORM 20-F

«Table of Contents

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
In 2019 and 2018, XP Brazil paid dividends totaling R$500 million and R$325 million, respectively. For 2022 and 2021, XP Inc. had not declared or paid dividends to its shareholders. For further information regarding dividend payments by XP Brazil since January 1, 2017, see note 25(d) to our audited consolidated financial statements included elsewhere in this annual report.

137	FORM 20-F

«Table of Contents

On May 29, 2020, in response to the ongoing uncertainty relating to the economic effects of the COVID-19 pandemic, the Central Bank issued CMN Resolution No. 4,820/2020, or “CMN Resolution No. 4,820.” CMN Resolution No. 4,820 prohibits financial institutions and other institutions authorized to operate by the Central Bank, including XP CCTVM, Banco XP and XP DTVM, to, until December 31, 2021, make dividend distributions beyond the minimum legal requirement or the minimum threshold established in such institutions’ bylaws. Under CMN Resolution No. 4,820, the anticipated distribution of profits relating to 2020 must be made in a conservative, consistent manner compatible with the uncertainties of the current economic scenario. CMN Resolution No. 4,820 also temporarily prohibits financial institutions from making other related payments, pay interest on equity, effect stock repurchases and, as a general rule, effect capital stock reductions. We do not expect the temporary prohibitions established by CMN Resolution No. 4,820 to have a material impact on our business, financial condition or results of operations.
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
We are subject to a number of judicial and administrative proceedings, including civil, labor and tax law and social security claims and other proceedings, which we believe are common and incidental to business operations in general. We recognize provisions for legal proceedings in our financial statements, in accordance with accounting rules, when we are advised by independent outside counsel that (1) it is probable that an outflow of resources will be required to settle the obligation; and (2) a reliable estimate can be made of the amount of the obligation. The assessment of the likelihood of loss includes analysis by inside or outside counsel of available evidence, the hierarchy of laws, available case law, recent court rulings and their relevance in the legal system. Our provisions for probable losses arising from these matters are estimated and periodically adjusted by management. In making these adjustments our management relies on the opinions of our internal and external legal advisors.
As of December 31, 2022, we have provisions recorded in our audited consolidated financial statements in connection with legal proceedings for which we believe a loss is probable in accordance with accounting rules, in an aggregate amount of R$44 million and have made judicial deposits in an aggregate amount of R$12 million. However, legal proceedings are inherently unpredictable and subject to significant uncertainties. If one or more cases were to result in a judgment against us in any reporting period for amounts that exceeded our management’s expectations, the impact on our results of operations or financial condition for that reporting period could be material. See “Item 3. Key information—D. Risk Factors—Risks Relating to Our Business and Industry—The Costs and Effects of Pending and Future Litigation, Investigations or Similar Matters, or Adverse Facts and Developments Related Thereto, Could Materially Affect Our Business, Financial Position and Results of Operations.”
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

138	FORM 20-F

«Table of Contents

As of December 31, 2022, we were party to 181 judicial and administrative proceedings of a civil nature for which we recorded a provision of R$20 million. We were also party to 688 judicial and administrative proceedings of a civil nature totaling R$336 million, where the likelihood of loss has been assessed by our management as possible based on the opinion of our external legal advisors and for which we have not recorded a provision.
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
As of December 31, 2022, we were party to 28 labor-related judicial and administrative proceedings for which we recorded a provision of R$8 million. We were also party to 28 labor lawsuits totaling approximately R$15 million, where the likelihood of loss has been assessed by our management as possible based on the opinion of our external legal advisors and for which we have not recorded a provision.
XP Investments is a party to proceedings in the United States filed by former employees, including a lawsuit asserting fraudulent inducement and breach of an alleged agreement to develop proprietary trading software. The lawsuit alleged damages of approximately US$90 million. However, in January 2021, the court partially granted XP Investments’ motion to dismiss, which resulted in the dismissal of the fraudulent inducement claim. In December 2021, the appeals court further affirmed the dismissal of the fraudulent inducement claim. As a result, the amount of damages alleged in this lawsuit has been reduced to approximately US$18 million.
While external counsel at the present time cannot evaluate the likelihood of an unfavorable outcome of any such matter given, that it is in its preliminary stages, we believe the allegations are meritless.
Tax and Social Security Matters
As of December 31, 2022, we were party to one administrative tax and social security proceeding for which the likelihood of loss has been assessed by our management as possible and we did not record a provision. The proceeding relates to the application of social contribution taxes (“PIS” and “COFINS”) on the definition of the calculation base of revenues to pay correctly. As of December 31, 2022, we had made judicial deposits in an aggregate amount of R$12 million in connection with this proceeding. As of the date of this annual report, this proceeding was pending the expert technical report following the decision of the second instance court to grant the right to provide evidence and send the proceeding back to the lower court.

139	FORM 20-F

«Table of Contents

We are party to four corporate income tax and social security proceedings totaling R$543 million, where the likelihood of loss has been assessed by our management as possible based on the opinion of our external legal advisors and for which we have not recorded a provision. In three of the proceedings, the plaintiffs allege that we are in violation of Brazilian Law No. 10,101/00 relating to a requirement to make social security contributions during the fiscal years 2011, 2015 and 2016 in connection with employee profit sharing payments. The fourth proceeding challenges certain expenses we deducted from our income tax basis for amounts received by our directors. We are also a party to three proceedings in which tax authorities challenge the tax use of goodwill arising from the GA and Actis acquisitions of our shares between 2013 and 2016 (we have also filed two suits to prevent the issuance of new tax assessments related to such goodwill for other periods). As of the date of this annual report, these proceedings are pending adjudication by the first administrative instance of the Brazilian Internal Revenue Services. The amounts involved are, respectively, R$9 million and R$58 million. In November 2021, the Group was notified by tax authorities for a requirement of social security contributions due to employee profit sharing payments related to the calendar year 2017, allegedly in violation of Brazilian Law No. 10,101/00 and non-deductible expenses for the income tax in amount of received by the members of Council. The amount claimed is R$97 million. An administrative appeal was filed against the assessment, which is awaiting judgment by the Federal Revenue of Brazil, or “RFB.”
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
B.    Significant Changes
None.
ITEM 9. THE OFFER AND LISTING
A.    Offering and Listing Details
Not applicable.
B.    Plan of Distribution
Not applicable.

140	FORM 20-F

«Table of Contents

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
B.    Memorandum and Articles of Association
Our shareholders adopted the Amended Memorandum and Articles of Association included as Exhibit 3.1.
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
As of December 31, 2022, XP’s total authorized share capital was US$35,000, divided into 3,500,000,000 shares par value US$0.00001 each, of which:
•2,000,000,000 shares are designated as Class A common shares; and
•1,000,000,000 shares are designated as Class B common shares.
The remaining 500,000,000 authorized but unissued shares are presently undesignated and may be issued by our board of directors as common shares of any class or as shares with preferred, deferred or other special rights or restrictions. Therefore, the Company is authorized to increase capital up to this limit, subject to approval of the Board of Directors.

141	FORM 20-F

«Table of Contents

As of December 31, 2022, XP had a total issued share capital of US$5,605.19, divided into 560,518,755 common shares. Those common shares are divided into 447,801,661 Class A common shares and 112,717,094 Class B common shares. See “Item 3. Key Information—B. Capitalization and Indebtedness.”
Treasury Stock
As of December 31, 2022, XP had 17,848,085 Class A common shares in treasury.
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

142	FORM 20-F

«Table of Contents

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

143	FORM 20-F

«Table of Contents

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

144	FORM 20-F

«Table of Contents

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

145	FORM 20-F

«Table of Contents

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
On May 11, 2022, we announced that our board of directors approved a share repurchase program, which was amended on November 8, 2022. For more information, please see “Item 16E. Purchases of Equity Securities by the Issuer and Affiliated Purchasers.”
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

146	FORM 20-F

«Table of Contents

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
Our directors are Guilherme Dias Fernandes Benchimol, Bernardo Amaral Botelho, Gabriel Klas da Rocha Leal, Bruno Constantino Alexandre dos Santos, Fabrício Cunha de Almeida, Guilherme Sant’Anna Monteiro da Silva, Luiz Felipe Amaral Calabró, Martin Emiliano Escobari Lifchitz, Geraldo José Carbone, Cristiana Pereira and Guy Almeida Andrade. Luiz Felipe Amaral Calabró, Cristiana Pereira and Guy Almeida Andrade are “independent” as that term is defined under Rule 10A-3 under the Exchange Act and the Nasdaq rules applicable to audit committees.
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

147	FORM 20-F

«Table of Contents

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

148	FORM 20-F

«Table of Contents

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
Anti-Takeover Provisions in Our Memorandum and Articles of Association
Some provisions of the Memorandum and Articles of Association may discourage, delay or prevent a change in control of XP or management that shareholders may consider favorable. In particular, the capital structure of XP concentrates ownership of voting rights in the hands of XP Control, as the controlling shareholder. These provisions, which are summarized below, are expected to discourage coercive takeover practices and inadequate takeover bids. These provisions are also designed to encourage persons seeking to acquire control of XP to first negotiate with the board of directors. However, these provisions could also have the effect of discouraging others from attempting hostile takeovers and, as a consequence, they may also inhibit temporary fluctuations in the market price of the Class A common shares that often result from actual or rumored hostile takeover attempts. These provisions may also have the effect of preventing changes in the management of XP. It is possible that these provisions could make it more difficult to accomplish transactions that shareholders may otherwise deem to be in their best interests.
Two Classes of Common Shares
The Class B common shares of XP are entitled to 10 votes per share, while the Class A common shares are entitled to one vote per share. Since XP Control owns the majority of the Class B common shares, XP Control currently has the ability to elect a majority of the directors and to determine the outcome of most matters submitted for a vote of shareholders, with XP Control as the controlling shareholder. This concentrated voting control could discourage others from initiating any potential merger, takeover or other change of control transaction that other shareholders may view as beneficial.

149	FORM 20-F

«Table of Contents

So long as XP Control has the ability to determine the outcome of most matters submitted to a vote of shareholders as well, third parties may be deterred in their willingness to make an unsolicited merger, takeover or other change of control proposal, or to engage in a proxy contest for the election of directors. As a result, the fact that XP has two classes of common shares may have the effect of depriving you as a holder of Class A common shares of an opportunity to sell your Class A common shares at a premium over prevailing market prices and make it more difficult to replace the directors and management of XP.
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
Registration Rights and Restricted Shares
Although no shareholders of XP currently have formal registration rights, they or entities controlled by them or their permitted transferees are able to sell their shares in the public market from time to time without registering them, subject to certain limitations on the timing, amount and method of those sales imposed by regulations promulgated by the SEC. On December 1, 2019, we entered into a registration rights agreement (as amended from time to time, the “Registration Rights Agreement”), with XP Controle, Itaú and GA Bermuda. Following the merger of XPart with and into us on October 1, 2021, we entered into an amended and restated registration rights agreement with XP Controle, GA Bermuda, ITB Holding, IUPAR – Itaú Unibanco Participações S.A., and Itaúsa S.A. Also, following XP Controle’s and IUPAR - Itaú Unibanco Participações S.A.’s reorganizations in December 2021, XP Control, São Carlos and São Marcos became parties to the Registration Rights Agreement.
C.    Material Contracts
See “Item 7. Major Shareholders and Related Party Transactions—B. Related Party Transactions.” Except as otherwise disclosed in this annual report on Form 20-F (including the Exhibits), we are not currently, and have not been in the last two years, party to any material contract, other than contracts entered into in the ordinary course of business.
D.    Exchange Controls
The Cayman Islands currently has no exchange control restrictions.

150	FORM 20-F

«Table of Contents

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

151	FORM 20-F

«Table of Contents

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

152	FORM 20-F

«Table of Contents

Passive Foreign Investment Company Rules
Under the Code, we will be a PFIC for any taxable year in which, after the application of certain “look-through” rules with respect to subsidiaries, either (1) 75% or more of our gross income consists of “passive income,” or (2) 50% or more of the average quarterly value of our assets consists of assets that produce, or are held for the production of, “passive income.” For purposes of the above calculations, we will be treated as if we hold our proportionate share of the assets of, and receive directly our proportionate share of the income of, any other corporation in which we directly or indirectly own at least 25%, by value, of the shares of such corporation. Passive income generally includes dividends, interest, rents, certain non-active royalties, and capital gains. Based on our operations, income, assets and certain estimates and projections, including as to the relative values of our assets, including goodwill, which is based on the market price of our Class A common shares, we do not believe we were a PFIC for our 2022 taxable year. However, there can be no assurance that the IRS will agree with our conclusion. In addition, whether we will be a PFIC in 2023 or any future year is uncertain because, among other things, our PFIC status for any taxable year will depend on the composition of our income and assets and the value of our assets from time to time (which may be determined, in part, by reference to the market price of our Class A common shares, which could be volatile). Accordingly, there can be no assurance that we will not be a PFIC for any taxable year. If we are a PFIC for any year during which a U.S. Holder holds Class A common shares, we would generally continue to be treated as a PFIC with respect to such holder for all succeeding years during which such holder holds Class A common shares, even if we ceased to meet the threshold requirements for PFIC status.
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

153	FORM 20-F

«Table of Contents

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
F.    Dividends and Paying Agents
Not applicable.
G.    Statement by Experts
Not applicable.
H.    Documents on Display
We are subject to the informational requirements of the Exchange Act. Accordingly, we are required to file reports and other information with the SEC, including annual reports on Form 20-F and reports on Form 6-K. You may inspect and copy the reports and other information to be filed with the SEC at the public reference facilities maintained by the SEC at 100 F Street, N.E., Washington, D.C. 20549. Copies of the materials may be obtained from the Public Reference Room of the SEC at 100 F Street, N.E., Washington, D.C. 20549 at prescribed rates. The public may obtain information on the operation of the SEC’s Public Reference Room by calling the SEC in the United States at 1-800-SEC-0330. In addition, the SEC maintains an Internet website at https://www.sec.gov, from which you can electronically access this annual report and the registration statement of which it forms a part and its materials.
I.    Subsidiary Information
Not applicable.

154	FORM 20-F

«Table of Contents

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
We conducted a sensitivity analysis for market risks we considered relevant as of December 31, 2022, 2021 and 2020. For this analysis, we adopted the following three scenarios:
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
The below table sets forth the impact of each scenario on each market risk. It does not account for the risk protocols of our risk and treasury areas, which trigger risk mitigation measures as soon as losses are detected, minimizing the risk of significant losses:

		As of December 31, 2022
Trading Portfolio	Exposures	Scenarios
Risk Factors:	Risk of Variation in:	I	II	III
		(R$ millions)

Pre-fixed	Pre-fixed interest rate in reais	—	(231)	(484)
Exchange coupons	Foreign currencies coupon rate	—	(5)	(10)
Foreign currencies	Exchange rates	(2)	23	(121)
Price indexes	Inflation coupon rates	—	(20)	(40)
Shares	Shares prices	(5)	(47)	(243)
Seed Money	Seed Money	(7)	(155)	(334)
		(14)	(448)	(1,232)

		As of December 31, 2021
Trading Portfolio	Exposures	Scenarios
Risk Factors:	Risk of Variation in:	I	II	III
		(R$ millions)

Pre-fixed	Pre-fixed interest rate in reais	—	(111)	(205)
Exchange coupons	Foreign currencies coupon rate	—	(6)	(11)
Foreign currencies	Exchange rates	—	177	384
Price indexes	Inflation coupon rates	—	(53)	(104)
Shares	Shares prices	(1)	(132)	92
Seed Money	Seed Money	(6)	(155)	(310)
		(9)	(279)	(153)

		As of December 31, 2020
Trading Portfolio	Exposures	Scenarios
Risk Factors:	Risk of Variation in:	I	II	III
		(R$ millions)

Pre-fixed	Pre-fixed interest rate in reais	0	(9)	(33)
Exchange coupons	Foreign currencies coupon rate	0	(6)	(11)
Foreign currencies	Exchange rates	(2)	(169)	(374)
Price indexes	Inflation coupon rates	0	(14)	(28)
Shares	Shares prices	(5)	(108)	(168)
		(8)	(306)	(615)

155	FORM 20-F

«Table of Contents

Currency Risk
We are subject to foreign currency risk as we hold interests in XP Holding International LLC, one of our international financial holding companies in the United States, XP Advisors Inc., our finance services consulting company in the United States, and XP Holding UK Ltd, one of our international financial holding companies in the United Kingdom, whose equity as of December 31, 2022 was US$74.1 million (US$52.9 million as of December 31, 2021), US$5.7 million (US$2.7 million as of December 31, 2021) and GBP7 million (GBP1.9 million as of December 31, 2021) respectively.
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
On May 28, 2021, we entered into a credit agreement with Banco Nacional de México S.A. for a term loan in the amount of US$295 million. This loan bears interest at the annual rate of 2.55%, payable annually in arrears on May 23, 2022, and matures on the same date. On May 2022, the loan agreement was rolled over for 1 year, amending the maturity to May 23, 2023. The loan is guaranteed by collateral securities. See “Item 5. Operating and Financial Review and Prospects—B. Liquidity and Capital Resources—Indebtedness—Borrowings.”
As of December 31, 2022, we had no indebtedness denominated in U.S. dollars other than our 3.250% notes due 2026 and the credit agreement with Banco Nacional de México.
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
We have floating interest rate indebtedness, so we are exposed to interest rate risk as a result of changes in the level of interest rates, and any increase in interest rates could negatively affect our results of operations and would increase the costs associated with financing our operations. As of December 31, 2022 and 2021, substantially all of our total indebtedness consisted of floating rate debt and was principally indexed to the CDI. Furthermore, our exposure to interest rate risk also applies to our cash and cash equivalents deposited in interest-bearing accounts which are indexed to the CDI, which can affect our results of operations and cash flows.
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

156	FORM 20-F

«Table of Contents

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
We use the National Scale Notes from the International Emission Risk Agencies to subdivide portfolios into High, Medium and Low Risk, based on an internal rating scale. Management undertakes credit quality analysis of assets that are not past due or reduced to recoverable value. For credit operations, we use the relevant client’s investments under custody with us as collateral to reduce potential losses and protect against credit risk exposure, and we manage and monitor this collateral to ensure it remains sufficient, legally enforceable (effective) and viable. Our credit risk management operations allow us to formulate risk appetite strategies and establish limits, including exposure analysis and trends as well as the effectiveness of our credit policy. As of December 31, 2022 and 2021, such assets were substantially represented by credit operations and securities purchased under agreements to resell the counterparties, which include Brazilian banks with low credit risk, securities issued by the Brazilian government, as well as derivative financial instruments transactions, which are mostly traded on the B3.
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

157	FORM 20-F

«Table of Contents

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
ITEM 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES
A.    Debt Securities
Not applicable.
B.    Warrants and Rights
Not applicable.
C.    Other Securities
Not applicable.
D.    American Depositary Shares
Not applicable.

158	FORM 20-F

«Table of Contents

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

159	FORM 20-F

«Table of Contents

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
ITEM 15. CONTROLS AND PROCEDURES
A.    Disclosure Controls and Procedures
We have evaluated, with the participation of our chief executive officer and chief financial officer, the effectiveness of our disclosure controls and procedures as of December 31, 2022. There are inherent limitations to the effectiveness of any system of disclosure controls and procedures, including the possibility of human error and the circumvention or overriding of the controls and procedures. Accordingly, even effective disclosure controls and procedures can only provide reasonable assurance of achieving their control objectives. Based upon our evaluation, our chief executive officer and chief financial officer concluded that our disclosure controls and procedures were effective as of December 31, 2022 to provide reasonable assurance that material information is (1) recorded, processed, summarized and reported within the time periods specified in the applicable rules and forms and (2) accumulated and communicated to our management to allow timely decisions regarding required disclosures.
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
Our management has assessed the effectiveness of our internal control over financial reporting as of December 31, 2022. Using the criteria described in Internal Control—Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission, or “COSO.”
Based on this assessment and those criteria, our management has concluded that our internal controls over financial reporting was effective as of December 31, 2022.
Additionally, the effectiveness of our internal control over financial reporting as of December 31, 2022 has been audited by PricewaterhouseCoopers Auditores Independentes Ltda., an independent registered public accounting firm, as stated in its report.
C.    Attestation Report of the Registered Public Accounting Firm
Our independent registered public accounting firm, PwC – PricewaterhouseCoopers Auditores Independentes Ltda., has audited the effectiveness of our internal control over financial reporting, as stated in their report as of December 31, 2022, which is included herein.
D.    Changes in Internal Control Over Financial Reporting
In connection with the evaluation required by the Rule 13a-15(f) of the Exchange Act, our management, chief executive officer and chief financial officer, concluded that the changes that occurred during the year ended December 31, 2022 were related to improvements in the internal control environment and have not materially affected, and are not reasonably likely to materially affect, our internal control over financial reporting.

160	FORM 20-F

«Table of Contents

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
ITEM 16C. Principal Accountant Fees and Services
The following table sets forth the fees billed to us by our independent registered public accounting firm during the years ended December 31, 2022 and 2021. Our independent registered public accounting firm was PricewaterhouseCoopers Auditores Independentes Ltda. for the years ended December 31, 2022, 2021 and 2020. The appointment of PricewaterhouseCoopers Auditores Independentes Ltda., as independent registered public accounting firm, was the result of a tender process completed in 2020 led by the audit committee of XP Brazil.

	2022	2021
	(in thousands of reais)

Audit fees	6,464	6,653
Audit-related fees	639	767
Tax fees	—	—
All other fees	—	—
Total	7,103	7,419
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
Tax Fees
Tax fees are fees billed for professional services for tax compliance, tax advice and tax planning. There were no tax fees in 2022 or 2021.
All Other Fees
There were no other fees in 2022 or 2021.

161	FORM 20-F

«Table of Contents

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
ITEM 16E. Purchases of Equity Securities by the Issuer and Affiliated Purchasers
Share Repurchase Program
On May 11, 2022, we announced that our board of directors approved a share repurchase program, which was amended on November 8, 2022. Under the repurchase program, we may repurchase up to the amount in dollars equivalent to R$2.0 billion of our outstanding Class A common shares in the open market (up to R$1.0 billion approved in May and another R$1.0 billion increase approved in November), based on prevailing market prices, or in privately negotiated transactions, over a period beginning on May 12, 2022 continuing until the earlier of the completion of the repurchase or May 12, 2023, depending upon market conditions. Our board of directors will review the repurchase program periodically and may authorize adjustments to its terms and size or suspend or discontinue the repurchase program. We expect to use our existing cash to fund repurchases made under the repurchase program.
Our board of directors authorized management to appoint a broker for the repurchase program of our Class A common shares on our behalf in the open market. Such purchases may benefit from the safe harbors provided by Rule 10b-18 and/or Rule 10b5-1, under the Exchange Act. The actual timing, number and value of shares repurchased under the repurchase program are dependent on several factors, including constraints specified in the Rule 10b-18, price, general business and market conditions, and alternative investment opportunities. The repurchase program does not obligate us to acquire any specific number of shares in any period, and may be expanded, extended, modified or discontinued at any time.
From May 12 to December 31, 2022, we repurchased 18,476,359 common shares at an average price of approximately US$24.03 per share (excluding broker and transaction fees). The following table provides information about purchases by us during fiscal year 2022 of our outstanding Class A common shares:

Period[80]	Total Number of Shares (or BDRs) Purchased(1)	Average Price Paid per Share (or BDR)(2)	Total Number of Shares (or BDRs) Purchased as Part of Publicly Announced Plans or Programs	Maximum Number (or Approximate Dollar Value) of Shares (or BDRs) that May Yet Be Purchased Under the Plans or Programs

May 12, 2022 – May 31, 2022	448,653	20.93	448,653	182,266,109
June 1, 2022 – June 30, 2022	1,869,488	21.59	813,180	165,827,744
July 1, 2022 – July 31, 2022	850,427	18.42	850,427	150,161,019
August 1, 2022 – August 31, 2022	842,767	21.38	842,767	132,140,278
September 1, 2022 – September 30, 2022	854,064	19.27	854,064	115,682,212
October 1, 2022 – October 31, 2022	881,894	18.67	881,894	99,219,540
November 1, 2022 – November 30, 2022	9,626,898	18.97	4,126,898	213,290,842
December 1, 2022 – December 31, 2022	3,102,168	15.56	3,102,168	165,030,509
January 1, 2023 – January 31, 2023	2,830,548	16.24	2,830,548	119,049,421
February 1, 2023 – February 28, 2023	3,443,369	14.71	3,443,369	68,386,505
March 1, 2023 – March 31, 2023	6,843,224	11.63	6,843,224	—
April 1, 2023 – April 30, 2023	—	—	—	—
Total	31,593,500	16.57	25,037,192	—

(1)    On November 8, 2022, our board of directors authorized the increase of size of our repurchase plan, from $1.0 billion to R$2.0 billion in dollars equivalent.
(2)    The average price paid per share excludes broker and transaction fees.

162	FORM 20-F

«Table of Contents

On April 5, 2023, our board of directors Company’s Board of Directors approved the cancellation of 31,267,095 Class A common shares (5.6% of total shares) held in our treasury accounts. As a result, our total shares outstanding have been reduced from 560,534,012 to 529,266,917 as of April 5, 2023.
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
•the requirement under Section 5635 of Nasdaq listing rules, which requires an issuer to obtain shareholder approval prior to an issuance of securities (in certain circumstances) in connection with certain events, including: (i) the acquisition of the stock or assets of another company; (ii) equity-based compensation of officers, directors, employees or consultants; (iii) a change of control; and (iv) private placements. Cayman Islands law does not require shareholder approval prior to an issuance of securities to the extent the securities are authorized; and
•the requirement under Section 5605(b)(2) of Nasdaq listing rules that the independent directors have regularly scheduled meetings with only the independent directors present.
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

163	FORM 20-F

«Table of Contents

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
In addition, there are statutory provisions that facilitate the reconstruction and amalgamation of companies, provided that the arrangement in question is approved by shareholders representing three-fourths in value of each class of shareholders with whom the arrangement is to be made and by a majority in number of each class of creditors with whom the arrangement is to be made, and who must in addition represent three-fourths in value of each such class of creditors, as the case may be, that are present and voting either in person or by proxy at a meeting, or meetings convened for that purpose. The convening of the meetings and subsequently the arrangement must be sanctioned by the Grand Court of the Cayman Islands. While a dissenting shareholder would have the right to express to the court the view that the transaction should not be approved, the court can be expected to approve the arrangement if it satisfies itself that:
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

164	FORM 20-F

«Table of Contents

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

165	FORM 20-F

«Table of Contents

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

166	FORM 20-F

«Table of Contents

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

167	FORM 20-F

«Table of Contents

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
Not applicable.

168	FORM 20-F

«Table of Contents

PART III

ITEM 17. FINANCIAL STATEMENTS
We have responded to Item 18 in lieu of this item.
ITEM 18. FINANCIAL STATEMENTS
Financial Statements are filed as part of this annual report, see pages F-1 to F-80 to this annual report.
ITEM 19. EXHIBITS
The following documents are filed as part of this annual report:

Exhibit No.	Exhibit

2.1*	Description of Securities registered under Section 12 of the Exchange Act.

3.1*	Second Amended and Restated Memorandum and Articles of Association of XP Inc.

4.1**
Amended and Restated Registration Rights Agreement, dated as of October 1, 2021, among XP Inc., XP Controle Participações S.A., General Atlantic (XP) Bermuda, L.P., Itaú Unibanco Holding S.A., IUPAR - Itaú Unibanco Participações S.A. and Itaúsa S.A. (incorporated herein by reference to Exhibit 4.1 to the Company’s Annual Report on Form 20-F (File No. 001-39155) filed with the SEC on April 13, 2022).[82]

8.1*	List of subsidiaries.

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

23.1*	Consent of PricewaterhouseCoopers Auditores Independentes Ltda.

101.INS*	XBRL Instance Document

101.SCH*	XBRL Taxonomy Extension Schema Document

101.CAL*	XBRL Taxonomy Extension Calculation Linkbase Document

101.DEF*	XBRL Taxonomy Extension Definition Linkbase Document

101.LAB*	XBRL Taxonomy Extension Label Linkbase Document

101.PRE*	XBRL Taxonomy Extension Presentation Linkbase Document

*    Filed herewith.
**    Previously filed.

169	FORM 20-F

«Table of Contents

GLOSSARY OF TERMS
The following is a glossary of certain industry and other defined terms used in this annual report:
“active clients” means the total number of retail clients served through our XP Investimentos, Rico, Clear, XP Investments and XP Private (Europe) brands, with an Client Assets above R$100.00 or that have transacted at least once in the last thirty days. For purposes of calculating this metric, if a client holds an account in more than one of the aforementioned entities, such client will be counted as one “active client” for each such account. For example, if a client holds an account in each of XP Investimentos and Rico, such client will count as two “active clients” for purposes of this metric.
“active suppliers” means all of the suppliers that currently provide some type of service to XP group.
“ANBIMA” means the Brazilian Association of Financial and Capital Markets Entities (Associação Brasileira das Entidades dos Mercados Financeiro e de Capitais).
“AUM” is the market value of retail client assets invested in mutual, hedge, private equity and retirement plans managed by XP Gestão de Recursos Ltda., XP PE Gestão de Recursos Ltda., XP Allocation Asset Management Ltda. and XP Vista Asset Management Ltda., as well as assets from high net worth retail clients allocated in managed portfolios and exclusive funds managed by XP Advisory Gestão Recursos Ltda.
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
“Central Bank” means the Brazilian Central Bank (Banco Central do Brasil).
“Client Assets” means the market value of all client assets invested through XP’s platform, including equities, fixed income securities, mutual, hedge and private equity funds (including those managed by XP Gestão de Recursos Ltda., XP Advisory Gestão Recursos Ltda.,XP PE Gestão de Recursos Ltda., XP Allocation Asset Management Ltda. and XP Vista Asset Management Ltda., as well as by third-party asset managers), retirement plans (including those from XP Vida e Previdência S.A., as well as by third-party insurance companies), exchange-traded funds, COEs (Structured Notes), REITs (real estate investment funds), and uninvested cash balances (Float Balances), among others.
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
“potential clients” are all individuals or commercial clients that sign up for an account with XP Investimentos, Rico, Clear, XP Investments or XP Private (Europe).
“net new money” means, during a given period, the sum of (1) the total cash sent by clients to XP; (2) total assets transferred by clients from other platforms to XP, net of (3) cash withdrawals by clients from XP; and (4) assets transferred by clients from XP to other platforms.
“real,” “reais” or “R$” means the Brazilian real, the official currency of Brazil.
“SELIC rate” means the Brazilian base interest rate (Sistema Especial de Liquidação e Custódia).

170	FORM 20-F

«Table of Contents

“Shareholders’ Agreement” means the shareholders’ agreement entered into on November 29, 2019 among XP Control, GA Bermuda, Itaú, Itaú Unibanco S.A., São Marcos, São Carlos, ITB Holding Brasil Participações Ltda., XP Inc., XP Brazil and the companies that we control that are incorporated in Brazil, as amended from time to time.
“share of wallet” means Client Assets of a given client at XP, divided by the declared net worth of such client invested in financial products and services (shown as a percentage).
“U.S. dollar,” “U.S. dollars” or “US$” means U.S. dollars, the official currency of the United States.

171	FORM 20-F

SIGNATURES
The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

XP Inc.

April 26, 2023

By:	/s/ Thiago Maffra
	Name:	Thiago Maffra
	Title:	CEO

By:	/s/ Bruno Constantino Alexandre dos Santos
	Name:	Bruno Constantino Alexandre dos Santos
	Title:	CFO

«Table of Contents

INDEX TO FINANCIAL STATEMENTS

FINANCIAL STATEMENTS	F-1	XP INC. | FORM 20-F

«Table of Contents | « Index to Financial Statements

Report of Independent Registered Public Accounting Firm
To the Board of Directors and Shareholders of XP Inc.

Opinions on the Financial Statements and Internal Control over Financial Reporting
We have audited the accompanying consolidated balance sheets of XP Inc. and its subsidiaries (the “Company”) as of December 31, 2022 and 2021, and the related consolidated statements of income and of comprehensive income, of changes in equity and of cash flows for each of the three years in the period ended December 31, 2022, including the related notes (collectively referred to as the “consolidated financial statements”). We also have audited the Company's internal control over financial reporting as of December 31, 2022, based on criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).
In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2022 and 2021, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2022 in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2022, based on criteria established in Internal Control - Integrated Framework (2013) issued by the COSO.
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
Definition and Limitations of Internal Control over Financial Reporting
A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Report of Independent Registered Public Accounting Firm	F-2	FORM 20-F

«Table of Contents | « Index to Financial Statements
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
As described in Notes 3 (xxii.1) and 28(a) to the consolidated financial statements, R$ 3.6 billion of the Company's total revenues for the year ended December 31, 2022 was generated from brokerage commission and management fees. These revenues are generally calculated as percentage of the volume traded on the Company's platform and vary based on the type and size of the instruments traded. As disclosed by management, brokerage commission is recognized at a point in time as the performed obligation is satisfied and management fees are recognized over the period of time when the performance obligation is delivered.
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
Addressing the matter involved performing procedures and evaluating audit evidence in connection with forming our overall opinion on the consolidated financial statements. These procedures included testing the effectiveness of controls relating to the completeness and accuracy of brokerage commission and management fees revenue recognition. These procedures also included, among others, testing a sample of revenue transactions by agreeing the details of the trade to underlying documentation, agreeing commissions fees charged to the fee schedule based on the trade details, assessing when the performance obligations are met, and calculating, as applicable, the brokerage commission and management fees.

/s/ PricewaterhouseCoopers Auditores Independentes Ltda.
São Paulo, Brazil
April 26, 2023
We have served as the Company’s auditor since 2019.

Report of Independent Registered Public Accounting Firm	F-3	FORM 20-F

«Table of Contents | « Index to Financial Statements

XP Inc. and its subsidiaries Consolidated balance sheets at December 31 In thousands of Brazilian Reais

	Note	2022	2021

Cash		3,553,126	2,485,641

Financial assets		177,681,987	127,745,263

Fair value through profit or loss		96,730,159	69,123,669
Securities	7	87,513,004	58,179,955
Derivative financial instruments	8	9,217,155	10,943,714

Fair value through other comprehensive income		34,478,668	32,332,377
Securities	7	34,478,668	32,332,377

Evaluated at amortized cost		46,473,160	26,289,217
Securities	7	9,272,103	2,238,807
Securities purchased under agreements to resell	6	7,603,820	8,894,531
Securities trading and intermediation	18	3,271,000	1,405,651
Accounts receivable	11	597,887	469,086
Loan operations	10	22,211,161	12,819,627
Other financial assets	20	3,517,189	461,515

Other assets		5,760,811	4,688,125
Recoverable taxes	12	163,248	153,316
Rights-of-use assets	16	258,491	284,509
Prepaid expenses	13	4,240,107	3,982,750
Other		1,098,965	267,550

Deferred tax assets	24	1,611,882	1,273,069
Investments in associates and joint ventures	15	2,271,731	2,013,365
Property and equipment	16	310,894	313,964
Goodwill and Intangible assets	16	844,182	820,975

Total assets		192,034,613	139,340,402

The accompanying notes are an integral part of these consolidated financial statements.

Consolidated Balance Sheets	F-4	FORM 20-F

«Table of Contents | « Index to Financial Statements

XP Inc. and its subsidiaries Consolidated balance sheets at December 31 In thousands of Brazilian Reais

	Note	2022	2021

Financial liabilities		127,708,578	91,358,151

Fair value through profit or loss		22,134,674	14,573,385
Securities	7	13,529,265	2,665,202
Derivative financial instruments	8	8,605,409	11,908,183

Evaluated at amortized cost		105,573,904	76,784,766
Securities sold under repurchase agreements	6	31,790,091	26,281,345
Securities trading and intermediation	18	16,062,697	15,597,555
Financing instruments payable	17	43,683,629	24,429,086
Accounts payables		617,394	867,526
Borrowings	19	1,865,880	1,928,782
Other financial liabilities	20	11,554,213	7,680,472

Other liabilities		47,172,782	33,533,688
Social and statutory obligations	21	968,119	1,022,212
Taxes and social security obligations	22	365,419	549,651
Retirement plans liabilities	23	45,733,815	31,921,400
Provisions and contingent liabilities	27	43,541	29,308
Other		61,888	11,117

Deferred tax liabilities	24	111,043	28,934

Total liabilities		174,992,403	124,920,773

Equity attributable to owners of the Parent company		17,035,735	14,416,836
Issued capital		24	23
Capital reserve		19,156,382	14,923,315
Other comprehensive income		(133,909)	(334,563)
Treasury shares		(1,986,762)	(171,939)

Non-controlling interest		6,475	2,793

Total equity	25	17,042,210	14,419,629

Total liabilities and equity		192,034,613	139,340,402
The accompanying notes are an integral part of these consolidated financial statements.

Consolidated Balance Sheets	F-5	FORM 20-F

«Table of Contents | « Index to Financial Statements

XP Inc. and its subsidiaries Consolidated statements of income and of comprehensive income for the years ended December 31 In thousands of Brazilian Reais, except earnings per share

	Note	2022	2021	2020

Net revenue from services rendered	28	5,940,456	6,196,465	5,016,488
Net income (loss) from financial instruments at amortized cost and at fair value through other comprehensive income	28	1,145,395	(1,559,464)	183,393
Net income from financial instruments at fair value through profit or loss	28	6,261,539	7,440,111	2,951,724
Total revenue and income		13,347,390	12,077,112	8,151,605

Operating costs	29	(3,871,096)	(3,430,109)	(2,645,359)
Selling expenses	30	(138,722)	(227,483)	(134,915)
Administrative expenses	30	(5,641,233)	(4,692,698)	(3,013,598)
Other operating income (expenses), net	31	256,944	324,354	171,053
Expected credit losses	14	(94,159)	(92,560)	(55,564)
Interest expense on debt		(402,303)	(135,732)	(52,671)
Share of profit or (loss) in joint ventures and associates	15	(12,165)	(7,710)	862
Income before income tax		3,444,656	3,815,174	2,421,413

Income tax expense	24	135,555	(222,714)	(339,924)

Net income for the year		3,580,211	3,592,460	2,081,489

Other comprehensive income
Items that can be subsequently reclassified to income
Foreign exchange variation of investees located abroad		(19,645)	20,977	57,439
Gains (losses) on net investment hedge		17,252	(18,758)	(60,563)
Changes in the fair value of financial assets at fair value through other comprehensive income		218,106	(549,017)	24,203

Other comprehensive income (loss) for the period, net of tax		215,713	(546,798)	21,079

Total comprehensive income for the year		3,795,924	3,045,662	2,102,568

Net income attributable to:
Owners of the Parent company		3,579,050	3,589,416	2,076,430
Non-controlling interest		1,161	3,044	5,059

Total comprehensive income attributable to:
Owners of the Parent company		3,794,763	3,042,618	2,097,509
Non-controlling interest		1,161	3,044	5,059

Earnings per share from total income attributable to the ordinary equity holders of the company
Basic earnings per share	33	6.4438	6.4211	3.7597
Diluted earnings per share	33	6.2461	6.2588	3.7138
The accompanying notes are an integral part of these consolidated financial statements.

Consolidated Statements of Income and of Comprehensive Income	F-6	FORM 20-F

«Table of Contents | « Index to Financial Statements

XP Inc. and its subsidiaries Consolidated statements of changes in equity (In thousands of Brazilian Reais)

	Attributable to owners of the Parent
			Capital reserve
	Notes	Issued Capital	Additional paid-in capital	Other Reserves	Other comprehensive income and Other	Retained Earnings	Treasury shares	Total	Non-Controlling interest	Total Equity

Balances at December 31, 2019		23	5,409,895	1,533,551	209,927	—	—	7,153,396	2,563	7,155,959
Comprehensive income for the year
Net income for the year		—	—	—	—	2,076,430	—	2,076,430	5,059	2,081,489
Other comprehensive income, net		—	—	—	21,079	—	—	21,079	—	21,079
Transactions with shareholders - contributions and distributions
Proceeds from the issuance of shares	1.1	—	1,412,930	—	—	—	—	1,412,930	—	1,412,930
Transactions costs from proceeds from the issuance of shares	1.1	—	(1,649)	—	—	—	—	(1,649)	—	(1,649)
Other equity transactions
Share based plan	32	—	—	232,785	—	—	—	232,785	6	232,791
Other changes in equity		—	—	—	(362)	—	—	(362)	944	582
Allocations of the net income for the year
Transfer to capital reserves		—	—	2,076,430	—	(2,076,430)	—	—	—	—
Dividends distributed		—	—	—	—	—	—	—	(5,567)	(5,567)
Balances at December 31, 2020		23	6,821,176	3,842,766	230,644	—	—	10,894,609	3,005	10,897,614

Comprehensive income for the year
Net income for the year		—	—	—	—	3,589,416	—	3,589,416	3,044	3,592,460
Other comprehensive income, net		—	—	—	(546,798)	—	—	(546,798)	—	(546,798)
Transactions with shareholders - contributions and distributions
Private issuance of shares	1.1	—	—	112,642	—	—	—	112,642	—	112,642
Other equity transactions
Share based plan	32	—	—	561,455	—	—	—	561,455	2	561,457
Other changes in equity		—	—	(4,140)	(18,409)	—	—	(22,549)	(232)	(22,781)
Treasury shares							(171,939)	(171,939)	—	(171,939)
Allocations of the net income for the year
Transfer to capital reserves		—	—	3,589,416	—	(3,589,416)	—	—	—	—
Dividends distributed	25	—	—	—	—	—	—	—	(3,026)	(3,026)
Balances at December 31, 2021		23	6,821,176	8,102,139	(334,563)	—	(171,939)	14,416,836	2,793	14,419,629

Comprehensive income for the year
Net income for the year		—	—	—	—	3,579,050	—	3,579,050	1,161	3,580,211
Other comprehensive income, net		—	—	—	215,713	—	—	215,713	—	215,713
Transactions with shareholders - contributions and distributions
Private issuance of shares	25(b)	1	70,030	—	—	—	—	70,031	—	70,031
Other equity transactions
Share based plan	32	—	95,241	488,746	—	—	—	583,987	785	584,772
Other changes in equity		—	—	—	(15,059)	—	—	(15,059)	3,556	(11,503)
Treasury shares	25(c)	—	—	—	—	—	(1,814,823)	(1,814,823)	—	(1,814,823)
Allocations of the net income for the year
Transfer to capital reserves		—	—	3,579,050	—	(3,579,050)	—	—	—	—
Dividends distributed	25	—	—	—	—	—	—	—	(1,820)	(1,820)
Balances at December 31, 2022		24	6,986,447	12,169,935	(133,909)	—	(1,986,762)	17,035,735	6,475	17,042,210
The accompanying notes are an integral part of these consolidated financial statements.

Consolidated Statements of Changes in Equity	F-7	FORM 20-F

«Table of Contents | « Index to Financial Statements

XP Inc. and its subsidiaries Consolidated statements of cash flows for the years ended December 31, 2022, 2021 and 2020 (In thousands of Brazilian Reais, unless otherwise stated)

	Note	2022	2021	2020

Operating activities
Income before income tax		3,444,656	3,815,174	2,421,413
Adjustments to reconcile income before income taxes
Depreciation of property, equipment and right-of-use assets	16	110,248	68,618	67,422
Amortization of intangible assets	16	95,629	163,112	75,839
Loss or write-off of property, equipment, intangible assets and leases, net	16	20,805	20,367	73,140
Share of profit or (loss) in joint ventures and associates	15	12,165	7,710	(862)
Income from share in the net income of associates measured at fair value		54,301	(47,291)	—
Expected credit losses on financial assets		78,945	92,560	55,564
(Reversal of) Provision for contingencies, net	27	12,305	5,325	2,045
Net foreign exchange differences		(301,697)	506,510	1,478
Share based plan	32	584,772	561,457	232,791
Interest accrued		429,222	181,731	56,923
Changes in assets and liabilities
Securities (assets and liabilities)		(28,309,585)	(21,857,025)	(42,954,505)
Derivative financial instruments (assets and liabilities)		(1,550,061)	674,837	1,023,937
Securities trading and intermediation (assets and liabilities)		(1,423,398)	(5,086,154)	10,605,139
Securities purchased under agreements to resell		1,937,077	(2,269,321)	2,862,311
Accounts receivable		(157,056)	37,160	(46,247)
Loan operations		(9,416,502)	(8,918,608)	(3,925,042)
Prepaid expenses		(257,357)	(2,589,213)	(1,303,853)
Other assets and other financial assets		(3,358,515)	(674,697)	(23,078)
Securities sold under repurchase agreements		5,508,746	(5,557,999)	16,200,937
Accounts payable		(308,824)	(133,576)	564,324
Financing instruments payable		17,563,948	14,408,581	5,126,930
Social and statutory obligations		(54,093)	354,764	174,725
Tax and social security obligations		(91,326)	278,609	182,391
Retirement plans liabilities		13,812,415	18,533,487	9,628,823
Other liabilities and other financial liabilities		3,938,385	4,271,361	1,000,007
Cash from (used in) operations		2,375,205	(3,152,521)	2,102,552
Income tax paid		(370,862)	(783,816)	(518,971)
Contingencies paid	27	(2,521)	(2,565)	(1,629)
Interest paid		(197,937)	(81,427)	(71,224)
Net cash flows from (used in) operating activities		1,803,885	(4,020,329)	1,510,728
Investment activities
Acquisition of intangible assets	16 (b)	(82,412)	(217,569)	(146,368)
Acquisition of property and equipment	16 (a)	(44,563)	(135,444)	(145,164)
Acquisition of subsidiaries, net of cash acquired		(69,532)	(40,857)	(62,443)
Investment in associates and joint ventures		(174,773)	(756,857)	(228,035)
Net cash flows used in investing activities		(371,280)	(1,150,727)	(582,010)
Financing activities
Proceeds from borrowings	37	—	1,570,639	—
Acquisition of treasury shares	25	(1,814,823)	—	—
Acquisitions of debt securities issued	37	1,890,500	4,191,280	—
Payments of borrowings and lease liabilities	37	(101,716)	(76,371)	(152,868)
Payment of debt securities	37	(175,999)	(177,826)	(464,717)
Proceeds from the issuance of shares	1.1 / 1.2	—	—	1,411,281
Transactions with non-controlling interests		3,556	(231)	582
Dividends paid to non-controlling interests		(1,820)	(3,026)	(5,567)
Proceeds from SPAC issuance of shares		—	1,134,797	—
Net cash flows from (used in) financing activities		(200,302)	6,639,262	788,711
Net increase (decrease) in cash and cash equivalents		1,232,303	1,468,206	1,717,429
Cash and cash equivalents at the beginning of the fiscal year		3,751,861	2,660,388	887,796
Effects of exchange rate changes on cash and cash equivalents		(16,684)	(376,733)	55,163
Cash and cash equivalents at the end of the fiscal year		4,967,480	3,751,861	2,660,388
Cash		3,553,126	2,485,641	1,954,788
Securities purchased under agreements to resell	6	646,478	1,071,328	593,673
Interbank certificate deposits	7	252,877	194,892	111,927
Other deposits		514,999	—	—
The accompanying notes are an integral part of these consolidated financial statements.

Consolidated Statements of Cash Flows	F-8	FORM 20-F

«Table of Contents | « Index to Financial Statements

XP Inc. and its subsidiaries Notes to consolidated financial statements December 31, 2022, 2021 and 2020 (In thousands of Brazilian Reais, unless otherwise stated)
1.    Operations

XP Inc. (the “Company”) is a Cayman Island exempted company with limited liability, incorporated on August 29, 2019. The registered office of the Company is Ugland House, 121 South Church Street in George Town, Grand Cayman. The Company’s principal executive office is located in the city of São Paulo, Brazil.
XP Inc. is currently the entity which is registered with the U.S. Securities and Exchange Commission (“SEC”). The common shares are trading on the Nasdaq Global Select Market (“NASDAQ-GS”) under the symbol “XP”.

XP Inc. is a holding company controlled by XP Control LLC, which holds 66.8% of voting rights and is controlled by a group of individuals.
XP Inc. and its subsidiaries (collectively, “Group” or “XP Group”) is a leading, technology-driven financial services platform and a trusted provider of low-fee financial products and services in Brazil. XP Group are principally engaged in providing its customers, represented by individuals and legal entities in Brazil and abroad, various financial products, services, digital content and financial advisory services, mainly acting as broker-dealer, including securities brokerage, retirement plans, commercial and investment banking products such as loan operations, transactions in the foreign exchange markets and deposits, through our brands that reach clients directly and through network of Independent Financial Advisers (“IFAs”).
These consolidated financial statements were approved by the Board of Director’s meeting on April 20, 2023 and updated by subsequent events through April 26, 2023 as approved by the executive management.
1.1 Spin-off of Itaú’s investment in XP Inc.
In January 2021, XP Inc. reached an agreement with Itaúsa S.A. in connection with Itaú’s spin-off of its investment in XP Inc., and entered into two agreements regarding the corporate reorganization announced by Itaú Unibanco Holding S.A. on December 31, 2020 (Itaú Agreements).The U.S. Federal Reserve Board’s (FED) and the Brazilian Central Bank (BACEN) approved the legal and accounting segregation of the Itaú’s investments in XP Inc. to XPart on May 31, 2021 and July 26, 2021 respectively.
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
1.2 Ukraine conflicts
In February 2022 the invasion of Ukraine by Russia generated international sanctions taken by the United States and North Atlantic Treaty Organization (“NATO”) that had an impact on regional and global economies. Such events could have an adverse effect on Group’s business and financial performance, through increased worldwide inflation, increased costs of compliance, higher volatility in foreign currency exchange rates and increases in expected credit losses from our clients that sell goods to Russia counterparties. As of December 31, 2022, the business undertaken by the Group has not been materially impacted as a result of the abovementioned situation. The Group will continue monitoring the situation to determine whether material impacts to the operations might arise if the situation escalates.
1.3 Share buy-back program
In May 2022, the Board of Directors approved a share buy-back program. Under the program, XP may repurchase up to the amount in dollars equivalent to R$1.0 billion of its outstanding Class A common shares over a period beginning on May 12, 2022, continuing until the earlier of the completion of the repurchase or May 12, 2023, depending upon market conditions.
As of November 04, 2022, the Board of Directors approved an amendment to the share buy-back program. Under the amended program, XP Inc may repurchase up to the amount in dollars equivalent to R$2.0 billion of its outstanding Class A common shares (therefore, an increase of the maximum amount of R$1.0 billion compared to the original program). The program period has not

Notes to Consolidated Financial Statements	F-9	FORM 20-F

«Table of Contents | « Index to Financial Statements

XP Inc. and its subsidiaries Notes to consolidated financial statements December 31, 2022, 2021 and 2020 (In thousands of Brazilian Reais, unless otherwise stated)
been amended, continuing until the earlier of the completion of the repurchase or May 12, 2023, depending upon market conditions.
As of December 31, 2022, the Company purchased 11,920,051 shares (equivalent to R$1,140 million or US$218 million), which were acquired at an average price of US$18.31 per share, with prices ranging from US$14.09 to US$24.85.
As of December 31, 2022, the shares repurchased under the repurchase program corresponded to approximately 2.13% of the entity's capital stock.
1.4 Share purchase agreement with Itaú

On June 8, 2022, XP signed a share purchase agreement with Itaú Unibanco. Under this agreement, XP purchased 1,056,308 outstanding Class B common shares from Itaú Unibanco, equivalent to approximately US$24 million (R$117 million), or US$22.65 per share (R$110.87 per share) – the same price for which Itaú Unibanco sold 6,783,939 Class A shares on June 7, 2022 to third parties.

On November 10, 2022 XP signed a share purchase agreement with Itaúsa S.A. Under this agreement, XP purchased 5,500,000 outstanding Class A common shares from Itaúsa S.A., equivalent to approximately U$105 million (R$562 million), or U$19.10 per share (R$102.14 per share). XP utilized its existing cash to fund this share repurchase and the shares are held in treasury.

Those transactions are not part of the share buy-back program (Note 1.3) announced by XP on May 11, 2022.

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
The balance sheet is presented in order of liquidity of assets and liabilities. The timing of their realization or settlement is dependent not just on their liquidity, but also on management’s judgements on expected movements in market prices and other relevant aspects. Certain reclassifications of prior period amounts have been made to conform to the current period presentation.
(ii)    New standards and interpretations not yet adopted
Certain new accounting standards and interpretations have been published that are not mandatory for the December 31, 2022 reporting period and have not been early adopted by the Group. These amendments or standards are going to be effective for years beginning January 1st, 2023.
IFRS 17 – Insurance Contracts: The group evaluated the impacts of applying this standard and concluded that it is not material to its current operations.
Amendments to IAS 1 – Presentation of Financial Statements: Requires that only information about material accounting policies are disclosed, eliminating disclosures of information that duplicate or summarize IFRS requirements.
Amendments to IAS 8 - Accounting Policies, Changes in Accounting Estimates and Errors – Includes the definition of accounting estimates: monetary amounts subject to uncertainties in their measurement. Accounting estimates are disclosed in Note 4.
Amendments to IAS 12 – Income Taxes: Clarifies that the exemption for accounting for deferred taxes arising from temporary differences generated in the initial recognition of assets or liabilities is not applicable to lease operations.

Notes to Consolidated Financial Statements	F-10	FORM 20-F

«Table of Contents | « Index to Financial Statements

XP Inc. and its subsidiaries Notes to consolidated financial statements December 31, 2022, 2021 and 2020 (In thousands of Brazilian Reais, unless otherwise stated)
Possible impacts are being evaluated and will be completed by the date the standard becomes effective. Those changes are not expected to have a material impact on the consolidated financial statements.
(iii)    Basis of consolidation
The consolidated financial statements comprise the consolidated balance sheets of the Group as of December 31, 2022 and 2021 and the consolidated statements of income and comprehensive income, consolidated statements of cash flows and consolidated statements of changes in equity for each of the years ended December 31, 2022, 2021 and 2020.
a)    Subsidiaries
Subsidiaries are all entities (including structured entities) over which the Group has control. The Group controls an entity when the Group is exposed to, or has rights to, variable returns from its involvement with the entity and has the ability to affect those returns through its power to direct the activities of the entity. Subsidiaries are fully consolidated from the date on which control is transferred to the Group. The Group derecognises the assets and liabilities of the former subsidiary from the consolidated statement of inancial position from the date that control ceases.
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
b)    Associates
Associates are companies in which the investor has a significant influence but does not hold control. Investments in these companies are initially recognized at cost of acquisition and subsequently accounted for using the equity method. Investments in associates include the goodwill identified upon acquisition, net of any cumulative impairment loss.
Under the equity method of accounting, the investments are initially recognized at cost and adjusted thereafter to recognize the Group’s share of the post-acquisition profits or losses of the investee in the statement of income, and the Group’s share of movements in other comprehensive income of the investee in other comprehensive income. Dividends received or receivable from associates are recognized as a reduction in the carrying amount of the investment.
Unrealized gains on transactions between the Group and its associates are eliminated to the extent of the Group’s interest in these entities. Unrealized losses are also eliminated unless the transaction provides evidence of an impairment of the asset transferred. Accounting policies of equity-accounted investees have been changed where necessary to ensure consistency with the policies adopted by the Group.
If its interest in the associates decreases, but the Group retains significant influence or joint control, only the proportional amount of the previously recognized amounts in Other comprehensive income is reclassified in income, when appropriate.
c)    Interests in associates measured at fair value
The Group has investments in associates measured at fair value in accordance with item 18 of IAS 28 – Investments in Associates and Joint Ventures. These investments are held through XP FIP Managers and FIP Endor, which are considered to be venture capital organizations. In determining whether the funds meet the definition of a venture capital organization, management considered the investment portfolio features and objectives. The portfolio classified in this category has the objective to generate growth in the value of its investments in the medium term and have an exit strategy. Additionally, the performance of these portfolio is evaluated and managed considering a fair value basis of each investment.
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

Notes to Consolidated Financial Statements	F-11	FORM 20-F

«Table of Contents | « Index to Financial Statements

XP Inc. and its subsidiaries Notes to consolidated financial statements December 31, 2022, 2021 and 2020 (In thousands of Brazilian Reais, unless otherwise stated)
The CODM considers the whole Group as a single operating and reportable segment, monitoring operations, making decisions on fund allocation and evaluating performance based on a single operating segment. The CODM reviews relevant financial data on a combined basis for all subsidiaries. Disaggregated information is only reviewed at the revenue level (Note 28), with no corresponding detail at any margin or profitability levels.
The Group’s revenue, results and assets for this one reportable segment can be determined by reference to the consolidated statement of income and of comprehensive income and consolidated balance sheet.
See Note 28 (c) for a breakdown of revenues and income and selected assets by geographic location.
(v)    Foreign currency translation
(a)    Functional and presentation currency
Items included in the financial statements of each of the Group’s entities are measured using the currency of the primary economic environment in which the entity operates (‘the functional currency’). The consolidated financial statements are presented in Brazilian Reais (“R$”), which is the Group functional and presentation currency.
The functional currency for all the Company’s subsidiaries in Brazil is also the Brazilian reais. Certain subsidiaries outside of Brazil have different functional currencies, including US Dollar ("USD"), Euro ("EUR"), Pound Sterling (“GBP”) and Swiss Franc (“CHF”).
(b)    Transactions and balances
Foreign currency transactions are translated into the functional currency using the exchange rates at the dates of the transactions. Foreign exchange gains and losses resulting from the settlement of such transactions and from the translation of monetary assets and liabilities denominated in foreign currencies at year end exchange rates are generally recognized in the statement of income. They are deferred in equity if they relate to qualifying cash flow hedges and qualifying net investment hedges or are attributable to part of the net investment in a foreign operation.
Non-monetary items that are measured at fair value in a foreign currency are translated using the exchange rates at the date when the fair value was determined. Translation differences on assets and liabilities carried at fair value are reported as part of the fair value gain or loss. For example, translation differences on non-monetary assets and liabilities such as equities held at fair value through profit or loss are recognized in the statement of income as part of the fair value gain or loss.
(c)    Group companies
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
On consolidation, exchange differences arising from the translation of any net investment in foreign entities, and of borrowings and other financial instruments designated as hedges of such investments, are recognized in other comprehensive income. When a foreign operation is sold or any borrowings forming part of the net investment are repaid, the associated exchange differences are reclassified to profit and loss, as part of the gain or loss on sale.
Goodwill and fair value adjustments arising on the acquisition of a foreign operation are treated as assets and liabilities of the foreign operation and translated at the closing rate.

Notes to Consolidated Financial Statements	F-12	FORM 20-F

«Table of Contents | « Index to Financial Statements

XP Inc. and its subsidiaries Notes to consolidated financial statements December 31, 2022, 2021 and 2020 (In thousands of Brazilian Reais, unless otherwise stated)
3.    Summary of significant accounting policies

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
The excess of the consideration transferred, amount of any non-controlling interest in the acquired entity, and acquisition-date fair value of any previous equity interest in the acquired entity over the fair value of the net identifiable assets acquired is recorded as goodwill. If those amounts are less than the fair value of the net identifiable assets of the business acquired, the difference is recognized directly in the statement of income as a bargain purchase.
Where settlement of any part of cash consideration is deferred, the amounts payable in the future are discounted to their present value as at the date of exchange. The discount rate used is the entity’s incremental borrowing rate, being the rate at which a similar borrowing could be obtained from an independent financier under comparable terms and conditions.
Contingent consideration, when applicable, is classified either as equity or a financial liability. Amounts classified as a financial liability are subsequently remeasured to fair value with changes in fair value recognized in the statement of income.
If the business combination is achieved in stages, the acquisition date carrying value of the acquirer’s previously held equity interest in the acquirer is remeasured to fair value at the acquisition date. Any gains or losses arising from such remeasurement are recognized in the statement of income.
(ii)    Financial instruments
A financial instrument is any contract that gives rise to a financial asset of one entity and a financial liability or equity instrument of another entity.
1)    Financial assets
Initial recognition and measurement
On initial recognition, financial assets are classified as instruments measured at amortized cost, fair value through other comprehensive income (“FVOCI”) or fair value through profit and loss (“FVPL”).
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

Notes to Consolidated Financial Statements	F-13	FORM 20-F

«Table of Contents | « Index to Financial Statements

XP Inc. and its subsidiaries Notes to consolidated financial statements December 31, 2022, 2021 and 2020 (In thousands of Brazilian Reais, unless otherwise stated)
The Group's business model for managing financial assets refers to how it manages its financial assets in order to generate cash flows. The business model considers whether the group’s objective is to receive cash flows from holding the financial assets, from selling the assets or a combination of both.
Purchases or sales of financial assets that require delivery of assets within a time frame set by regulation or market practice (regular way trades) are recognized on the trade date (i.e., the date that the Group commits to purchase or sell the asset).
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
Derivative financial instruments, including separated embedded derivatives, are also classified as fair value through profit and loss unless they are designated as effective hedging instruments. Financial assets with cash flows that do not meet the SPPI criteria are classified and measured at FVPL, irrespective of the business model.
Financial assets at FVPL are carried in the statement of financial position at fair value with net changes in fair value recognized in the statement of income. The net gain or loss recognized in the statement of income includes any dividend or interest earned on the financial asset.
A derivative embedded in a hybrid contract, with a financial liability or non-financial host, is separated from the host and accounted for as a separate derivative if: (i) the economic characteristics and risks are not closely related to the host; a separate instrument with the same terms as the embedded derivative would meet the definition of a derivative; (ii) and the hybrid contract is not measured at FVPL. Embedded derivatives are measured at fair value with changes in fair value recognized in the statement of income. Reassessment only occurs if there is either a change in the terms of the contract that significantly modifies the cash flows that would otherwise be required or a reclassification of a financial asset out of the FVPL category.
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
For financial assets at FVOCI, interest income, foreign exchange revaluation and impairment losses or reversals are recognized in the statement of income. The remaining fair value changes are recognized in OCI. Upon derecognition, the cumulative fair value change recognized in OCI is recycled to profit and loss.
The Group's financial assets at FVOCI includes certain debt instruments.

Notes to Consolidated Financial Statements	F-14	FORM 20-F

«Table of Contents | « Index to Financial Statements

XP Inc. and its subsidiaries Notes to consolidated financial statements December 31, 2022, 2021 and 2020 (In thousands of Brazilian Reais, unless otherwise stated)
Upon initial recognition, the Group can elect to classify irrevocably equity investments at FVOCI when they meet the definition of equity under IAS 32 - "Financial Instruments: Presentation" and are not financial assets at FVPL.
The classification is determined on an instrument-by-instrument basis.
Dividends are recognized as income in the profit and loss when the right of payment has been established, except when the Group benefits from such proceeds as a recovery of part of the cost of the financial asset, in which case, such gains are recorded in OCI. Equity instruments designated at FVOCI are not subject to impairment assessment.
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
Financial assets at amortized cost are subsequently measured using the Effective Interest Rate ("EIR") method and are subject to impairment. Gains and losses are recognized in the statement of income when the asset is derecognized, modified or impaired.
The Group's financial assets at amortized cost mainly includes ‘Securities’, 'Securities purchased under agreements to resell', 'Securities trading and intermediation', ‘Loan operations’, 'Accounts receivable' and 'Other financial assets’.
The Group reclassifies financial assets only when its business approach for managing those assets changes.
Derecognition
A financial asset (or, where applicable, a part of a financial asset or part of a group of similar financial assets) is primarily derecognized when:
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
Expected credit loss on financial assets
The Group recognizes expected credit losses ("ECLs") for all financial assets not held at FVPL. ECLs are based on internal models that measure the default risk of the debtors considering contract collaterals. For the credit portfolio, the Group classifies assets in three stages to measure the expected credit loss, in which the financial assets migrate from one stage to another in accordance with the changes in credit risk.
Stage 1: all financial assets are initially recognized in this stage. It is understood that a financial asset in this stage does not present a significant increase in risk since initial recognition. The provision for this asset represents the expected loss resulting from possible noncompliance in the next 12 months.

Notes to Consolidated Financial Statements	F-15	FORM 20-F

«Table of Contents | « Index to Financial Statements

XP Inc. and its subsidiaries Notes to consolidated financial statements December 31, 2022, 2021 and 2020 (In thousands of Brazilian Reais, unless otherwise stated)
Stage 2: increase of the change in the risk of a default occurring based on internal models since initial recognition or overdue 30 days. If a significant increase in the risk is identified from the initial recognition, and no deterioration is realized, the financial asset falls within this stage. In this case, the amount related to the provision for expected loss reflects the estimated loss of the financial asset's remaining life (lifetime).
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
Financial assets are written off when there is no reasonable expectation of recovery, such as a debtor failing to engage in a repayment plan with the company. The Group categorizes a loan or receivable for write-off when a debtor fails to make contractual payments more than 360 days past due. Where loans or receivables have been written off, the Group continues to engage in enforcement activity to attempt to recover the receivable due. Where recoveries are made, these are recognised in profit or loss.
For accounts receivables, and other financial contract assets, the Group applies a simplified approach to calculating ECLs. Therefore, the Group does not track changes in credit risk but instead recognizes a loss allowance based on lifetime ECLs. The Group has established a provision that is based on its historical credit loss.
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
The Group's financial liabilities include 'Securities’, 'Derivative financial instruments', 'Securities purchased under agreements to resell', 'Securities trading and intermediation', long-term debts such as 'Borrowings’ and ‘Financing Instruments payable – Debt securities', 'Accounts payables' and 'Other financial liabilities’.
Classification and subsequent measurement
(i)    Financial liabilities at FVPL
Financial liabilities at FVPL include securities loaned and derivatives financial instruments designated upon initial recognition as at FVPL.
Financial liabilities are classified as securities loaned if they are incurred for the purpose of repurchasing in the near term. This category also includes derivative financial instruments entered by the Group that are not designated as hedging instruments in hedge relationships as defined by IFRS 9. Separated embedded derivatives are also classified as fair value through profit and loss unless they are designated as effective hedging instruments.
Gains or losses on liabilities at fair value through profit and loss are recognized in the statement of income.
Financial liabilities designated upon initial recognition at FVPL are designated at the initial date of recognition, and only if the criteria in IFRS 9 are satisfied. Securities loaned, and derivative financial instruments are classified as fair value through profit and loss and recognized at fair value.

Notes to Consolidated Financial Statements	F-16	FORM 20-F

«Table of Contents | « Index to Financial Statements

XP Inc. and its subsidiaries Notes to consolidated financial statements December 31, 2022, 2021 and 2020 (In thousands of Brazilian Reais, unless otherwise stated)
(ii)    Financial liabilities designated at FVPL
Classification and subsequent measurement
The Group applied the fair value option as an alternative measurement for selected financial liabilities. Financial liabilities can be irrevocably designated as measured at FVPL if doing so eliminates or significantly reduces an accounting mismatch that would otherwise arise from measuring assets or liabilities or recognizing the gains and losses on them on different bases, or a group of financial instruments is managed and its performance is evaluated on a fair value basis, in accordance with a documented risk management or investment strategy. The amount of change in the fair value of the financial liabilities designated at FVPL that is attributable to changes in the credit risk of that liabilities shall be presented in other comprehensive income. See more information in Note 7(e).
(iii)    Amortized cost
After initial recognition, these financial liabilities are subsequently measured at amortized cost using the Effective Interest Method (“EIR”) method. Gains and losses are recognized in profit and loss when the liabilities are derecognized as well as through the EIR amortization process.
Amortized cost is calculated by considering any discount or premium on acquisition and fees or costs that are an integral part of the EIR.
This category generally applies to Securities sold under repurchase agreements, ‘Securities trading and intermediation’, 'Borrowings', 'Financing Instruments Payable', 'Accounts payables', ‘Lease liabilities’ and 'Other financial liabilities'.
(iv)    Commitments subject to possible redemption
XPAC Acquisition Corp. redeemable shares
The Group accounts for the common stock subject to redemption in cash held by the non-controlling interest holders of XPAC Acquisition Corp., a consolidated subsidiary, as a financial liability measured at amortized cost. The instrument is initially recognized at fair value, net of derivative warrant liabilities component and the corresponding eligible transaction costs. The warrant component issued to the non-controlling interest holders of XPAC Acquisition Corp. are separately accounted as derivatives and measured at fair value with the changes in fair value recorded in the statement of income.
Derecognition
A financial liability is derecognized when the obligation under the liability is discharged, canceled or expires. When an existing financial liability is replaced by another from the same lender on substantially different terms, or the terms of an existing liability are substantially modified, such an exchange or modification is treated as the derecognition of the original liability and the recognition of a new liability. The difference in the respective carrying amounts is recognized in the statement of income.
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
4)    Derivative financial instruments and hedging activities - IFRS 9
Derivative financial instruments are financial contracts, the value of which is derived from the value of the underlying assets, interest rates, indexes or currency exchange rates.

Notes to Consolidated Financial Statements	F-17	FORM 20-F

«Table of Contents | « Index to Financial Statements

XP Inc. and its subsidiaries Notes to consolidated financial statements December 31, 2022, 2021 and 2020 (In thousands of Brazilian Reais, unless otherwise stated)
Derivatives are initially recognized at fair value on the date a derivative contract is entered into, and they are subsequently remeasured to their fair value at the end of each reporting period. The accounting for subsequent changes in fair value depends on whether the derivative is designated as a hedging instrument and, if so, the nature of the item being hedged. The group designates certain derivatives as either:
•hedges of the fair value of recognized assets or liabilities or a firm commitment (fair value hedges), or
•hedges of a net investment in a foreign operation (net investment hedges).
•hedges of expected cash flows to be paid on recognized liabilities (cash flow hedges).
At inception of the hedge relationship, the group documents the economic relationship between hedging instruments and hedged items, including whether changes in the cash flows of the hedging instruments are expected to offset changes in the cash flows of hedged items. The group documents its risk management objective and strategy for undertaking its hedge transactions.
If the hedge no longer meets the criteria for hedge accounting, the adjustment to the carrying amount of a hedged item for which the effective interest method is used is amortized to profit and loss over the remaining period until maturity, using a recalculated effective interest rate.
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
b)    Derivative warrant liabilities
The Group evaluates if the warrants issued in connection with the Initial Public Offering (the “Public Warrants”) and the Private Placement Warrants issued by XPAC Acquisition Corp. are derivatives or contain features that qualify as embedded derivatives in accordance with IFRS 9 – Financial Instruments. The Group’s derivatives instruments are recorded at Financial instruments measured at fair value through profit or loss. Accordingly, the Group recognizes the warrants as financial liabilities at fair value and remeasures the warrants at fair value at each reporting period. The liabilities are subject to re-measurement at each balance sheet date until exercised, and any change in fair value is recognized in the Group’s consolidated statements of income. The fair value has been measured based on the listed market price of such warrants.
(iii)    Cash and cash equivalents
Cash is not subject to a significant risk of change in value and are held for the purpose of meeting short-term cash commitments and not for investments or other purposes. Transactions are considered short-term when they have maturities in three months or less from the date of acquisition. For purposes of consolidated statement of cash flows, cash equivalents refer to collateral held securities purchased under agreements to resell, bank deposit certificates measured at fair value through profit and loss and other deposits that are readily convertible into a known cash amount and for which are no subject to a significant risk of change in value.
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

Notes to Consolidated Financial Statements	F-18	FORM 20-F

«Table of Contents | « Index to Financial Statements

XP Inc. and its subsidiaries Notes to consolidated financial statements December 31, 2022, 2021 and 2020 (In thousands of Brazilian Reais, unless otherwise stated)
(v)    Securities trading and intermediation (receivable and payable)
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
Amounts due from and to customers represent receivables for securities sold and payables for securities purchased that have been contracted for but not yet settled or delivered on the balance sheet date respectively. The due from customers balance is held for collection. These amounts are subdivided into the following items:
•    Cash and settlement records - Represented by the registration of transactions carried out on the stock exchanges on its own behalf and for customers, which includes any asset liquidity event; and
•    Debtors/Creditors pending settlement account - debtor or creditor balances of customers, in connection with transactions with fixed income securities, shares, commodities and financial assets, pending settlement as of the statement of reporting date. Sales transactions are offset and, in the event, the final amount is a credit, it will be recorded in liabilities, on the other hand if this amount is debt, it will be recorded in assets, provided that the offset balances refer to the same counterparty.
•    Customer’s cash on investment account - represents customer’s cash balances that are held in XP CCTVM
These amounts are recognized initially at fair value and subsequently measured at amortized cost. At each reporting date, the Group shall measure the loss allowance on amounts due from customers at an amount equal to the lifetime expected credit losses if the credit risk has increased significantly since initial recognition. If, at the reporting date, the credit risk has not increased significantly since initial recognition, the Group shall measure the loss allowance at an amount equal to 12-month expected credit losses. Significant financial difficulties of the customer, probability that the customer will enter bankruptcy or financial reorganization, and default in payments are all considered indicators that a loss allowance may be required. If the credit risk increases to the point that it is considered to be credit impaired, interest income will be calculated based on the gross carrying amount adjusted for the loss allowance. A significant increase in credit risk is defined by management as any contractual payment which is more than 30 days past due.
Any contractual payment which is more than 90 days past due is considered credit impaired. The estimated credit losses for brokerage clients and related activity were immaterial for all periods presented.
(vi)    Loan operations
Loan operations consist in arrangements under which clients can borrow stipulated amounts under defined terms and conditions. They are initially measured at its fair value plus transaction costs that are directly attributable to the acquisition and subsequently measured at amortized cost using the effective interest method, less expected credit loss. See note 10 for further information about the Group’s accounting for Loan Operations and Note 3(ii) for a description of the Group’s Expected Losses on Financial Assets.
Interest income from these financial assets is included in Net income from financial instruments at amortized cost using the effective interest rate method. Any gain or loss arising on derecognition of the loan operations is recognized directly in the statement of income and presented in Note 14. Expected credit losses are presented as a separate line item in the statement of income.
(vii)    Prepaid expenses
Prepaid expenses are recognized as an asset in the balance sheet. These expenditures include mainly incentives to IFAs, prepaid software licenses, certain professional services and insurance premiums. Prepaid expenses are amortized in profit and loss in the period in which the benefits of such items are realized.
(viii) Leases
Right-of-use assets
The Group recognizes right-of-use assets at the commencement date of the lease (i.e., the date the underlying asset is available for use). Right-of-use assets are measured at cost, less any accumulated depreciation and impairment losses, and adjusted for any remeasurement of lease liabilities.

Notes to Consolidated Financial Statements	F-19	FORM 20-F

«Table of Contents | « Index to Financial Statements

XP Inc. and its subsidiaries Notes to consolidated financial statements December 31, 2022, 2021 and 2020 (In thousands of Brazilian Reais, unless otherwise stated)
The cost of right-of-use assets includes the amount of lease liabilities recognized, initial direct costs incurred, and lease payments made at or before the commencement date less any lease incentives received. Unless the Group is reasonably certain to obtain ownership of the leased asset at the end of the lease term, the recognized right-of-use assets are depreciated on a straight-line basis over the shorter of its estimated useful life and the lease term. Right-of-use assets are subject to impairment.
Lease liabilities
At the commencement date of the lease, the Group recognizes lease liabilities measured at the present value of lease payments to be made over the lease term. The lease payments include fixed payments (including in-substance fixed payments) less any lease incentives receivable, variable lease payments that depend on an index or a rate, and amounts expected to be paid under residual value guarantees. The lease payments also include the exercise price of a purchase option reasonably certain to be exercised by the Group and payments of penalties for terminating a lease, if the lease term reflects the Group exercising the option to terminate. The variable lease payments that do not depend on an index or a rate are recognized as expenses in the period on which the event or condition that triggers the payment occurs.
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
(ix)    Property and equipment
All property and equipment are stated at historical cost less accumulated depreciation and impairment. Historical cost includes expenditures that are directly attributable to the acquisition of the items and, if applicable, net of tax credits. Subsequent costs are included in the asset’s carrying amount or recognized as a separate asset, as appropriate, only when it is probable that future economic benefits associated with the item will flow to the Group and the cost of the item is material and can be measured reliably. All other repairs and maintenance expenditures are charged to profit and loss during the period in which they are incurred.
Depreciation is calculated on a straight-line basis over the estimated useful lives of the assets, as follows:

Annual Rate (%)

Data Processing Systems	20%
Furniture and equipment	10%
Security systems	10%
Facilities	10%
Vehicle	10%

Notes to Consolidated Financial Statements	F-20	FORM 20-F

«Table of Contents | « Index to Financial Statements

XP Inc. and its subsidiaries Notes to consolidated financial statements December 31, 2022, 2021 and 2020 (In thousands of Brazilian Reais, unless otherwise stated)
Assets’ residual values, useful lives and methods of depreciation are reviewed at each reporting date and adjusted prospectively, if appropriate. An asset’s carrying amount is written down immediately to its recoverable amount, which is the higher of its fair value less costs of disposal and its value in use, if the asset’s carrying amount is greater than its estimated recoverable amount. Gains and losses on disposals or derecognition are determined by comparing the disposal proceeds (if any) with the carrying amount and are recognized in the statement of income.
(x)    Intangible assets
i)    Goodwill
Goodwill arises on the acquisition of subsidiaries and represents the excess of (i) the consideration transferred; the amount of any non-controlling interest in the acquiree; and the acquisition-date fair value of any previous equity interest in the acquiree over (ii) the fair value of the identifiable net assets acquired. If the total of the consideration transferred, non-controlling interest recognized and previously held interest measured at fair value is less than the fair value of the net assets of the subsidiary acquired, which is the case of a bargain purchase, the difference is recognized directly in the statement of income.
Goodwill impairment reviews are undertaken annually or more frequently if events or changes in circumstances indicate a potential impairment.
ii)    Software and development costs
Certain direct development costs associated with internally developed software and software enhancements of the Group’s technology platform is capitalized. Capitalized costs, which occur post determination by management of technical feasibility, include external services and internal payroll costs. These costs are recorded as intangible assets when development is complete, and the asset is ready for use, and are amortized on a straight-line basis, during the period which is expected economic benefits generation to the Group. Research and pre-feasibility development costs, as well as maintenance and training costs, are expensed as incurred. In certain circumstances, management may determine that previously developed software and its related expense no longer meets management’s definition of feasible, which could then result in the impairment of such assets.
iii)    Other intangible assets
Separately acquired intangible assets are measured at cost on initial recognition. The cost of intangible assets acquired in a business combination corresponds to their fair value at the acquisition date. After initial recognition, intangible assets are stated at cost, less any accumulated amortization and accumulated impairment losses. Internally generated intangible assets other than softwares are not capitalized and the related expenditure is reflected in the statement of income in the period in which the expenditure is incurred.
The useful life of intangible assets is assessed as finite or indefinite. As of December 31, 2022 and 2021, the Group does not hold indefinite life intangible assets, except for goodwill.
Intangible assets with finite useful lives are amortized over their estimated useful lives and tested for impairment whenever there is an indication that their carrying amount may not be recoverable. The period and method of amortization for intangible assets with finite lives are reviewed at least at the end of each fiscal year or when there are indicators of impairment. Changes in estimated useful lives or expected consumption of future economic benefits embodied in the assets are considered to modify the amortization period or method, as appropriate, and treated as changes in accounting estimates.
The amortization of intangible assets with definite lives is recognized in the statement of income in the expense category consistent with the use of intangible assets. The useful lives of the intangible assets are shown below:

Estimate useful life (years)

Software	3-5
Internally developed intangible	3-7
Customer list	2-8
Trademarks	10-20
Gains and losses resulting from the disposal or derecognition of intangible assets are measured as the difference between the net disposal proceeds (if any) and their carrying amount and are recognized in profit and loss.

Notes to Consolidated Financial Statements	F-21	FORM 20-F

«Table of Contents | « Index to Financial Statements

XP Inc. and its subsidiaries Notes to consolidated financial statements December 31, 2022, 2021 and 2020 (In thousands of Brazilian Reais, unless otherwise stated)
(xi)    Impairment of non-financial assets
Assets that have an indefinite useful life, for example goodwill, are not subject to amortization and are tested annually for impairment. Goodwill impairment reviews are undertaken annually or more frequently if events or changes in circumstances indicate a potential impairment. Assets that are subject to depreciation or amortization are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. An impairment loss is recognized when the asset's carrying amount exceeds its recoverable amount. The recoverable amount is the higher of an asset's fair value less costs to sell and its value in use.
For the purpose of assessing impairment, assets are grouped at the lowest levels for which there are separately identifiable cash flows (Cash-generating units (CGU's)). For the purpose of impairment testing, goodwill acquired in a business combination is allocated to each of the CGUs (or groups of CGUs) that is expected to benefit from the synergies of the combination, which are identified at the operating segment level.
Non-financial assets other than goodwill that were adjusted due to impairment are subsequently reviewed for possible reversal of the impairment at the balance sheet date. The impairment of goodwill recognized in the statement of income is not reversible.
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
•Social Contribution on Net Income (CSLL) – tax rate of 9% calculated on taxable income. However, financial institutions (i.e., XP CCTVM, Banco XP and XP DTVM) and insurance companies (i.e., XP Vida e Previdência) are subject to a higher regular CSLL rate of 15%.
As of March 2020, Brazilian banks (i.e. Banco XP) were subject to a CSLL rate of 20%, which became the regular applicable rate for banks. As of July 2021, the rate of CSLL was increased by 5% for all Brazilian financial entities until December 2021. Therefore, Brazilian banks were subject to a CSLL rate of 25% and all other financial entities, including insurance companies, are subject to a rate of 20% by means of federal Law 13.148/2021.
As of January 2022, the tax rate returned to the regular percentage of 20% for banks and 15% for all other financial entities, including insurance companies.
As of August 2022, by means of federal Law 14.446 the CSLL rate was increased in 1% for all Brazilian Financial entities until December 2022. Brazilian banks are subject to a CSLL rate of 21% and all other financial entities, including insurance companies, are subject to a rate of 16%.

Notes to Consolidated Financial Statements	F-22	FORM 20-F

«Table of Contents | « Index to Financial Statements

XP Inc. and its subsidiaries Notes to consolidated financial statements December 31, 2022, 2021 and 2020 (In thousands of Brazilian Reais, unless otherwise stated)
ii)    Deferred income tax and social contribution
Deferred income tax and social contribution are recognized, using the liability method, on temporary differences between the tax bases of assets and liabilities and their carrying amounts in the financial statements. However, deferred taxes are not accounted for if they arise from initial recognition of an asset or liability in a transaction other than a business combination that at the time of the transaction affects neither accounting nor taxable profit and loss.
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
Deferred tax assets and liabilities are presented net in the statement of financial position when there is a legally enforceable right and the intention is to offset them upon the calculation of current taxes, generally when related to the same legal entity and the same jurisdiction. Accordingly, deferred tax assets and liabilities in different entities or in different countries are generally presented separately, and not on a net basis.
iii)    Sales and other taxes
Revenues, expenses and assets are recognized net of sales tax, except:
•When the sales taxes incurred on the purchase of goods or services are not recoverable from tax authorities, in which case the sales tax is recognized as part of the cost of acquiring the asset or expense item, as applicable.
•When the amounts receivable or payable are stated with the amount of sales taxes included.
The net amount of sales taxes, recoverable or payable to the tax authority, is included as part of receivables or payables in the balance sheet, and net of corresponding revenue or cost/expense, in the statement of income.
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
The non-cumulative method is mandatory to companies that calculate income tax under the Actual Profit Method (APM). The applicable rates of PIS and COFINS are 1.65% and 7.60%, respectively.
Otherwise, the cumulative method should be adopted by entities under the Presumed Profit Method (PPM) and is also mandatory to Financial and Insurance Companies. The rates applicable to companies under PPM are PIS 0.65% and COFINS 3.00%. Financial entities (i.e., XP CCTVM, Banco XP and XP DTVM) and insurance companies (i.e., XP Vida e Previdência) have a different percentage of COFINS with the surcharge of 1.00%, totaling 4.00%.
•The tax on services (“ISS”) is a tax levied by municipalities on revenues from the provision of services. ISS tax is added to amounts invoiced to the Group’s customers for the services the Group renders. These are recognized as deductions to gross revenue (Note 28) against tax liabilities, as the Group acts as agent collecting these taxes on behalf of municipal governments. The rates may vary from 2.00% to 5.00%. Currently, XP Group’s entities are based majoritarily in the cities of São Paulo and Rio de Janeiro then, revenues perceived by those companies are subject to rates defined by those cities’ Laws.

Notes to Consolidated Financial Statements	F-23	FORM 20-F

«Table of Contents | « Index to Financial Statements

XP Inc. and its subsidiaries Notes to consolidated financial statements December 31, 2022, 2021 and 2020 (In thousands of Brazilian Reais, unless otherwise stated)
(xiii) Equity security loans
Represent liabilities to return cash proceeds from security lending transactions. Securities lending transactions are used primarily to earn spread income which relates mainly to equity securities received with a fixed term payable, based on the fair value of the securities plus pro rata interest over the period of the equity security loan. Equity securities borrowed are recognized as unrestricted assets on the statement of financial position and may be sold to third parties. The Equity security loans are recorded as a trading liability and measured at fair value with any gains or losses included in the income statement under net fair value gains/(losses) on financial instruments (Note 28 b).
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
(xvi) Retirement plans liabilities
Retirement plans, relates to accumulation of financial resources, called PGBL (Plan Generator of Benefits), a plan that aims at accumulating funds for participant’s retirement in life, and VGBL (Redeemable Life Insurance), a financial product structured as a pension plan. In both products, the contribution received from the participant is applied to a Specially Constituted Investment Fund (“FIE”) and accrues interest based on FIE investments.
The retirement plans offered by the Group do not contain significant insurance risk where the Group accepts significant insurance risk from participants by agreeing to compensate them if a specified uncertain future event adversely affects them. These products also do not contain any discretionary participation features. Therefore, the contracts are accounted for under the scope of IFRS 9 - Financial Instruments (“IFRS 9”).
(xvii) Provisions
Provisions for legal claims (labor, civil and tax) and other risks are recognized when: (i) the Group has a present legal or constructive obligation as a result of past events; (ii) it is probable that an outflow of resources will be required to settle the obligation; and (iii) the amount can be reliably estimated. Provisions do not include future operating losses.
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

Notes to Consolidated Financial Statements	F-24	FORM 20-F

«Table of Contents | « Index to Financial Statements

XP Inc. and its subsidiaries Notes to consolidated financial statements December 31, 2022, 2021 and 2020 (In thousands of Brazilian Reais, unless otherwise stated)
ii)    Share-based plan
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
The total expense is recognized over the vesting period, which is the period over which all of the specified vesting conditions have to be satisfied. At the end of each period, the entity revises its estimates of the number of shares that are expected to vest based on the non-market vesting conditions. The Company recognizes the impact of the revision to original estimates, if any, in the statement of income, with a corresponding adjustment to equity.
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
iv)    Founder Shares
The issuance of founder shares and warrants by XPAC Acquisition falls within the scope of IFRS 2 as the founders (including management team) are being awarded these shares at a nominal price in exchange for their services, operating as management of the SPAC. As a result, the share-based payment would be measured at the grant date. The founder shares do not carry a specified service period but would be forfeited or otherwise expire worthless if a business combination is not consummated. Therefore, the founders only derive the value from the founder shares when they are converted into Class A shares upon a successful business combination. As of 31 December 2022, no amounts are accrued as such no business combination has occurred.
(xix) Share capital
Common shares are classified in equity. Incremental costs directly attributable to the issue of new shares or options are shown in equity as a deduction, net of tax, from the proceeds.

Notes to Consolidated Financial Statements	F-25	FORM 20-F

«Table of Contents | « Index to Financial Statements

XP Inc. and its subsidiaries Notes to consolidated financial statements December 31, 2022, 2021 and 2020 (In thousands of Brazilian Reais, unless otherwise stated)
(xx)    Treasury shares
Own equity instruments that are reacquired (treasury shares) are recognized at cost and deducted from equity. No gain or loss is recognized in the statement of income on the purchase, sale, issue or cancellation of the Group’s own equity instruments.
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
The Group main types of revenues contracts are:
i)    Brokerage commission
Brokerage commission revenue consists of revenue generated through commission-based brokerage services on each transaction carried out on, for example, the stock exchanges for customers, recognized at a point in time (trade date) as the performance obligation is satisfied.
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

Notes to Consolidated Financial Statements	F-26	FORM 20-F

«Table of Contents | « Index to Financial Statements

XP Inc. and its subsidiaries Notes to consolidated financial statements December 31, 2022, 2021 and 2020 (In thousands of Brazilian Reais, unless otherwise stated)
iii)    Management fees
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
iv)    Insurance brokerage fee
Refers to insurance brokerage, capitalization, retirement plans and health insurance through the intermediation of the sale of insurance services.
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
vii)    Interchange Fee
Interchange fees revenue represents fees for authorizing and providing settlement on credit and debit card transactions processed through the Visa networks and is determined as a variable percentage - depending on the type of establishment in which the customer buys - of the total payment processed when the Group’s customers use XP’s cards. The fees are recognized on completion of the transaction and once the Group has completed its performance obligations under the contract.
viii)    Other services
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

Notes to Consolidated Financial Statements	F-27	FORM 20-F

«Table of Contents | « Index to Financial Statements

XP Inc. and its subsidiaries Notes to consolidated financial statements December 31, 2022, 2021 and 2020 (In thousands of Brazilian Reais, unless otherwise stated)
4.    Significant accounting judgements, estimates and assumptions

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

Notes to Consolidated Financial Statements	F-28	FORM 20-F

«Table of Contents | « Index to Financial Statements

XP Inc. and its subsidiaries Notes to consolidated financial statements December 31, 2022, 2021 and 2020 (In thousands of Brazilian Reais, unless otherwise stated)
(vii)    Share-based payments
Estimating fair value for share-based payment transactions requires determination of the most appropriate valuation model, which depends on the terms and conditions of the grant. This estimate also requires determination of the most appropriate inputs to the valuation model including the expected life of the share option or appreciation right.
Making estimates requires management to exercise significant judgment. It is at least reasonably possible that the estimate of the effect of a condition, situation or set of circumstances that existed at the date of the consolidated financial statements, which management considered in formulating its estimate, could change in the near term due to one or more future confirming events.
5.    Group structure

(i)    Subsidiaries
The following are the direct and indirect interests of Company in its subsidiaries for the purposes of these consolidated financial statements:

			% of Group’s interest (i)
Entity name	Country of incorporation	Principal activities	2022	2021	2020

Directly controlled
XP Investimentos S.A.	Brazil	Holding	100.00%	100.00%	100.00%
XPAC Sponsor LLC	Cayman	Special Purpose Acquisition (SPAC) Sponsor	100.00%	100.00%	—%
XProject LTD (ii)	Cayman	Holding	100.00%	100.00%	—%
Indirectly controlled
XP Investimentos Corretora de Câmbio, Títulos e Valores Mobiliários S.A.	Brazil	Broker-dealer	100.00%	100.00%	100.00%
XP Vida e Previdência S.A. (iii)	Brazil	Retirement plans and insurance	100.00%	100.00%	100.00%
Banco XP S.A.	Brazil	Multipurpose bank	100.00%	100.00%	100.00%
XP Controle 3 Participações S.A.	Brazil	Financial Holding	100.00%	100.00%	100.00%
XPE Infomoney Educação Assessoria Empresarial e Participações Ltda.	Brazil	Digital Content services	100.00%	100.00%	100.00%
Tecfinance Informática e Projetos de Sistemas Ltda.	Brazil	Rendering of IT services	99.73%	99.73%	99.76%
XP Corretora de Seguros Ltda.	Brazil	Insurance Broker	99.99%	99.99%	99.99%
XP Gestão de Recursos Ltda.	Brazil	Asset management	95.60%	94.90%	94.80%
XP Finanças Assessoria Financeira Ltda.	Brazil	Investment consulting service	99.99%	99.99%	99.99%
Infostocks Informações e Sistemas Ltda.	Brazil	Mediation of information systems	100.00%	99.99%	99.99%
XP Advisory Gestão Recursos Ltda.	Brazil	Asset management	99.55%	99.54%	99.50%
XP Vista Asset Management Ltda.	Brazil	Asset management	99.99%	99.50%	99.45%
XP Controle 4 Participações S.A.	Brazil	Insurance holding	100.00%	100.00%	100.00%
Leadr Serviços Online Ltda.	Brazil	Social media	—%	—%	99.99%
Spiti Análise Ltda.	Brazil	Investment Advisor	—%	—%	100.00%
Chamaleon Bravery Unipessoal LDA	Portugal	Investment Advisor	—%	—%	100.00%
XP Investments UK LLP	UK	Inter-dealer broker and Organized Trading Facility (OTF)	100.00%	100.00%	100.00%
XP Private Holding UK Ltd	UK	Investment advisor	100.00%	100.00%	100.00%
XP Private (Europe) S.A.	Switzerland	Investment advisor	—%	—%	100.00%
XP Holding UK Ltd	UK	International financial holding	100.00%	100.00%	100.00%
XP Investments US, LLC	USA	Broker-dealer	100.00%	100.00%	100.00%
Xperience Market Services LLC	USA	Non-operational	—%	—%	100.00%
XP Holding International LLC	USA	International financial holding	100.00%	100.00%	100.00%
XP Advisory US	USA	Investment advisor	100.00%	100.00%	100.00%
XP PE Gestão de Recursos Ltda.	Brazil	Asset management	98.70%	98.70%	98.70%
XP LT Gestão de Recursos Ltda.	Brazil	Asset management	96.00%	92.00%	92.00%

Notes to Consolidated Financial Statements	F-29	FORM 20-F

«Table of Contents | « Index to Financial Statements

XP Inc. and its subsidiaries Notes to consolidated financial statements December 31, 2022, 2021 and 2020 (In thousands of Brazilian Reais, unless otherwise stated)

			% of Group’s interest (i)
Entity name	Country of incorporation	Principal activities	2022	2021	2020

Carteira Online Controle de Investimentos Ltda. - ME (ii)	Brazil	Investment consolidation platform	100.00%	99.99%	99.99%
Antecipa S.A.	Brazil	Receivables Financing Market	100.00%	100.00%	100.00%
XP Allocation Asset Management Ltda.	Brazil	Asset management	99.99%	99.99%	99.99%
Track Índices Consultoria Ltda. (v)	Brazil	Index provider	—%	100.00%	100.00%
XP Eventos Ltda.	Brazil	Media and Events	100.00%	99.90%	99.00%
DM10 Corretora de Seguros Ltda.	Brazil	Insurance Broker	100.00%	100.00%	100.00%
XP Comercializadora de Energia Ltda. (ii)	Brazil	Energy trading	100.00%	100.00%	—%
XPAC Acquisition Corp. (vi)	US	Special Purpose Acquisition (SPAC)	20.00%	20.00%	—%
XP Distribuidora de Títulos e Valores Mobiliários	Brazil	Securities dealer	100.00%	100.00%	—%
Instituto de Gestão e Tecnologia da Informação Ltda. (iv) (ii)	Brazil	Educational content services	100.00%	100.00%	—%
Xtage Intermediação S.A.	Brazil	Digital Assets	100.00%	100.00%	—%
XP Ativos Digitais Intermediações S.A. (iv)	Brazil	Digital Assets	100.00%	—%	—%
Habitat Capital Partners (ii)	Brazil	Asset management	99.99%	—%	—%
XP Administradora de Benefícios Ltda. (iv)	Brazil	Individual health plan intermediation	100.00%	—%	—%
BTR Administração e Corretagem de Seguros S.A. (ii)	Brazil	Retirement plans and insurance	100.00%	—%	—%
Consolidated investments funds
Falx Fundo de Investimento Multimercado Crédito Privado Investimento no Exterior	Brazil	Investment fund	100.00%	100.00%	100.00%
Gladius Fundo de Investimento Multimercado Investimento no Exterior	Brazil	Investment fund	100.00%	100.00%	100.00%
Scorpio Debentures Incentivadas Fundo de Investimento Multimercado Crédito Privado	Brazil	Investment fund	100.00%	100.00%	100.00%
Galea Fundo de Investimento Multimercado Crédito Privado Investimento no Exterior	Brazil	Investment fund	—%	—%	100.00%
Javelin Fundo de Investimento Multimercado Crédito Privado Investimento no Exterior	Brazil	Investment fund	100.00%	100.00%	100.00%
Spatha Fundo de Investimento Multimercado Crédito Privado Investimento no Exterior	Brazil	Investment fund	—%	—%	100.00%
Frade Fundo de Investimento em Cotas de Fundos de Investimento em Direitos Creditórios NP	Brazil	Investment fund	100.00%	100.00%	100.00%
Frade III Fundo de Investimento em Cotas de Fundo de Investimento Multimercado Crédito Privado	Brazil	Investment fund	100.00%	100.00%	100.00%
Balista Debentures Incentivadas Fundo de Investimento Multimercado Crédito Privado	Brazil	Investment fund	—%	—%	100.00%
Coliseu Fundo de Investimento Multimercado Crédito Privado Investimento no Exterior	Brazil	Investment fund	100.00%	100.00%	100.00%
NIMROD Fundo de Investimento Multimercado Crédito Privado Investimento no Exterior	Brazil	Investment fund	100.00%	100.00%	100.00%
XP High Yield Fund SP	Cayman	Investment fund	100.00%	100.00%	100.00%
XP International Fund SPC	Cayman	Investment fund	100.00%	100.00%	100.00%
XP Managers Fundo de Investimento em Participações Multiestratégia	Brazil	Investment fund	100.00%	100.00%	100.00%
XP Alesia Fund SP CL Shares - Brazil Internacional Fund SPC	Cayman	Investment fund	100.00%	100.00%	—%
Newave Fundo de Investimento em Participações Multiestratégia	Brazil	Investment fund	90.13%	100.00%	—%
Endor Fundo de Investimento em Participações Multiestratégia Investimento no Exterior	Brazil	Investment fund	100.00%	100.00%	—%
XP Phalanx CT Fund (iv)	Cayman	Digital assets	100.00%	—%	—%

(i)The percentage of participation represents the Group’s interest in total capital and voting capital of its subsidiaries.
(ii)New subsidiaries acquired in 2020, 2021 and 2022. See further details in Note 5 (ii) below.
(iii)Subsidiaries incorporated in 2018 for operating in the retirement plans and life insurance business, which is regulated by the Superintendency of Private Insurance (SUSEP) in Brazil.
(iv)New subsidiaries and investment funds incorporated in the year.
(v)Subsidiaries and investment funds closed or consolidated by other funds during the year.
(vi)Subsidiaries which the Group holds operational control. The operational control refers to relevant rights the Company have over the subsidiary, that includes, among other topics, the right to nominate the directors and propose the target entity for merger.

Notes to Consolidated Financial Statements	F-30	FORM 20-F

«Table of Contents | « Index to Financial Statements

XP Inc. and its subsidiaries Notes to consolidated financial statements December 31, 2022, 2021 and 2020 (In thousands of Brazilian Reais, unless otherwise stated)
(ii)    Business combinations and other developments
(a)    Acquisitions in 2022
(i) Habitat
On February 25, 2022, we entered into a binding agreement to acquire 100% of the total capital of Habitat Capital Partners Asset Management, a manager focused on real estate funds. The asset was created with a focus on real estate operations outside the major Brazilian centers and with a strategy of monitoring the entire process in-house, from securitization to control of collection processes. The closing occurred in May 2022 and the total consideration is R$65,353. The fair value of the identifiable assets acquired and liabilities assumed as of the acquisition date were:

Habitat

Assets
Cash	275
Accounts receivable	4,977
Securities	240
Property and equipment	251
Other assets	1,063
6,806
Liabilities
Tax and social security obligations	(1,424)
Other liabilities	(66)
Total identifiable net assets at fair value	5,316

Goodwill arising on acquisition	60,037
Purchase consideration transferred	65,353

Analysis of cash flows on acquisition
Net cash acquired with the subsidiary	(275)
Payable in installments	(8,495)
Contingent consideration	(21,400)
Net of cash flow on acquisition (investing activities)	35,183
As of December 31, 2022, an additional amount of R$18,230 was paid, amounting to a total of R$53,413 since the acquisition date. The remaining installments shall be paid at the end of March 2023. The goodwill recognized includes the value of expected synergies arising from the acquisition, which is not separately recognized. In addition, the Group incurred direct costs for the business combinations which were expensed as incurred.
(ii) BTR Benefícios e Seguros
On August 15, 2022, the Group exercised its call options over the equity of BTR Benefícios e Seguros (“BTR”) which allowed the Group to acquire up to 100% of the total share of the company. This acquisition will allow the Group to further strengthen its operations on the Health and Benefits front, with a focus on corporate customers. The management of health plans today is a priority topic on the corporate market agenda as it represents, in Brazil, one of the largest costs to most companies. The closing occurred on October 03, 2022, and the total consideration paid, in cash, was R$1,254. This acquisition is not considered material for XP Inc. consolidated financial statements. No goodwill was recognized in this transaction.
(b)    Acquisitions in 2021
Instituto de Gestão e Tecnologia da Informação Ltda (“IGTI”)
On November 5, 2021 the Group entered into an agreement to acquire 100% of total share capital of Instituto de Gestão e Tecnologia da Informação LTDA (“IGTI”). The acquisition was concluded on the same date. IGTI operates in the development and coordination of teaching activities, scientific research activities and educational services. The total consideration is R$46,382. The fair value of the identifiable assets acquired and liabilities assumed as of the acquisition date were:

Notes to Consolidated Financial Statements	F-31	FORM 20-F

«Table of Contents | « Index to Financial Statements

XP Inc. and its subsidiaries Notes to consolidated financial statements December 31, 2022, 2021 and 2020 (In thousands of Brazilian Reais, unless otherwise stated)

IGTI

Assets
Cash	346
Property and equipment	633
Intangible assets	17,264
Other assets	178
18,421
Liabilities
Accounts payable	(561)
Tax and social security obligations	(834)
Other liabilities	(1,338)
Total identifiable net assets at fair value	15,688

Goodwill arising on acquisition	25,694
Contingent consideration	5,000
Purchase consideration transferred	46,382

Analysis of cash flows on acquisition
Net cash acquired with the subsidiary	(346)
Payable in installments	(5,000)
Contingent consideration	(5,000)
Net of cash flow on acquisition (investing activities)	36,036
The goodwill recognized includes the value of expected synergies arising from the acquisition, which is not separately recognized. In addition, the Group incurred in direct costs for the business combinations which were expensed as incurred.
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
Investments in XP Energia
On May 4, 2021 the Group entered into an agreement to acquire 100% of total share capital of Solis Comercializadora de Energia Ltda. later denominated XP Comercializadora de Energia Ltda (“XP Energia”). The company's objective is to operate in the wholesale electricity trade, through brokerage, representation, intermediation, purchase, sale, import and export; provision of intermediation services between energy buyers and sellers, among other related services. This acquisition is not considered material for XP Inc. consolidated financial statements. The purchase price was mostly allocated to goodwill, representing the value of expected synergies arising from the acquisition.
The results of operations of the businesses acquired for periods prior to acquisition dates, individually and in the aggregate, were not material to the Company´s consolidated statements of income and, accordingly, pro forma information has not been presented.
(c)    Other developments
SPAC Transactions
On August 3, 2021, XPAC Acquisition Corp. (a subsidiary of XP Inc), completed its initial public offering (“IPO”), offering an aggregate price of R$1,134,797 which included the exercise of the underwriter over-allotment option over a portion of shares. XPAC is a special purpose acquisition company, incorporated as a Cayman Islands exempted company for the purpose of effecting a merger, share exchange, asset acquisition, share purchase, reorganization or similar business combination with one or more businesses. On April, 2022, the Group signed a Business Combination Agreement (“BCA") with the Brazilian biotechnology company SuperBac, which will thus be listed on the US stock exchange. The business combination has a legal term of 24 months since the IPO to be completed and, thus, must be concluded no later than August 2023. The transaction needs to be approved by the spac’s shareholders in a special shareholder meeting. The financial impact of this transaction on the consolidated financial statements is presented in Note 7a (iii), Note 8 (i), and Note 20b (iii).

Notes to Consolidated Financial Statements	F-32	FORM 20-F

«Table of Contents | « Index to Financial Statements

XP Inc. and its subsidiaries Notes to consolidated financial statements December 31, 2022, 2021 and 2020 (In thousands of Brazilian Reais, unless otherwise stated)
Minority stake acquisitions
XP Inc. entered in agreements through its proprietary funds to acquire a minority stake in (i) Suno Controle S.A. and TMRF Consultoria LTDA., companies within the same economic group which produces free financial content including analyses, news, books, courses, among others, and also distributes paid content through a digital ecosystem, offering personal financial data consolidation, investment recommendations, and advisory; (ii) Estratégia & Timing, which main activity is advisory, consulting, guidance and educational operational assistance in the financial area for business and investment management; (iii) Etrnity which is a holding company used as an exclusive vehicle to participate, directly or indirectly, in companies that act or will act in the financial and capital markets; (iv) AZ Quest which is one of the largest and most traditional independent asset management companies in Brazil; (v) Direto S.A., a real estate loan startup, (vi) Inside, with content on product reviews linked to variable income and with accessible language for the retail public and (vii) Oriz Participações S.A., a holding company which operates with wealth management and will leverage XP's Wealth Services business as a mature, robust and high-end solution to serve the most sophisticated wealth managers, strengthening XP's presence in the Private High and Ultra High segments.
The total fair value consideration recorded for those acquisitions during the period ended December 31, 2022, is R$332,114 (Note 15).
New digital assets trading platform
On May 12, 2022, XP announced the creation of XTage, a new trading platform for digital assets in collaboration with Nasdaq, a global leading technology company serving the capital markets and other industries. The trading platform is fully integrated into XP Inc´s ecosystem, giving customers a frictionless process to invest using existing XP services.
Merger agreement signed with Banco Modal S.A
On January 6, 2022, the Group entered into a binding agreement to acquire (by a shares merger transaction subject to Brazilian corporate law) up to 100% of the total share of Banco Modal which will be paid with up to 19.5 million newly issued XP Inc. Brazilian Depository Receipts (BDR), implying a premium of 35% over Banco Modal’s last thirty days average price. The companies share the common goal of exceeding clients’ expectations and democratizing access to high quality and low-cost financial products and services. The acquisition is expected to deliver solid and sustainable accretion to the shareholders of both companies. As of December 31, 2022, the acquisition is pending approval of the Brazilian Central Bank (BACEN). The transaction was approved by Administrative Council for Economic Defense (CADE) in July 2022 and by Modal shareholders on March 29, 2023. For more information, please refer to Item 4. A. - Acquisitions and New Lines of Business.

Notes to Consolidated Financial Statements	F-33	FORM 20-F

«Table of Contents | « Index to Financial Statements

XP Inc. and its subsidiaries Notes to consolidated financial statements December 31, 2022, 2021 and 2020 (In thousands of Brazilian Reais, unless otherwise stated)
6.    Securities purchased (sold) under resale (repurchase) agreements

a)    Securities purchased under resale agreements

	2022	2021

Collateral held	834,975	3,322,254
National Treasury Notes (NTNs) (i)	645,188	2,671,122
National Treasury Bills (LTNs) (i)	—	544,546
Debentures (ii)	84,065	37,688
Real Estate Receivable Certificates (CRI) (ii)	82,633	43,397
Other	23,089	25,501

Collateral repledge	6,771,526	5,574,846
National Treasury Bills (LTNs) (i)	227,713	—
National Treasury Notes (NTNs) (i)	2,842,159	1,556,303
Debentures (ii)	929,346	906,519
Real Estate Receivable Certificates (CRI) (ii)	2,019,639	2,586,893
Financial credit bills (LF) (ii)	—	525,131
Agribusiness Receivables Certificates (CRA)	101,091	—
Agribusiness Credit Bill	171,730	—
Other	479,848	—

Expected Credit Loss (iii)	(2,681)	(2,569)

Total	7,603,820	8,894,531

(i)    Investments in purchase and sale commitments collateral-backed by sovereign debt securities refer to transactions involving the purchase of sovereign debt securities with a commitment to sale originated mainly in the subsidiaries XP CCTVM, Banco XP and in exclusive funds.
(ii)    Refers to fixed-rate fixed-income assets, which are low-risk investments collateral-backed.
(iii)    The reconciliation of gross carrying amount and the expected credit loss segregated by stages are presented in the Note 14.
As of December 31, 2022, securities purchased under resale agreements were carried out at average interest rates of 13.65% p.a. (9.15% p.a. as of December 31, 2021).
As of December 31, 2022, the amount of R$646,478 (December 31, 2021 – R$1,071,328) from the total amount of collateral held portfolio is being presented as cash equivalents in the statements of cash flows.
b)    Securities sold under repurchase agreements

	2022	2021

National Treasury Bills (LTNs)	8,569,145	3,325,188
National Treasury Notes (NTNs)	12,347,218	10,098,672
Financial Treasury Bills (LFTs)	533,509	7,515,712
Debentures	1,831,846	553,953
Real Estate Receivable Certificates (CRI)	6,471,410	4,324,155
Financial credit bills (LF)	1,111,890	463,665
Agribusiness Receivables Certificates (CRA)	925,073	—
Total	31,790,091	26,281,345
As of December 31, 2022, securities sold under repurchase agreements were agreed with average interest rates of 13.65% p.a. (December 31, 2021 – 9.14% p.a.).

Notes to Consolidated Financial Statements	F-34	FORM 20-F

«Table of Contents | « Index to Financial Statements

XP Inc. and its subsidiaries Notes to consolidated financial statements December 31, 2022, 2021 and 2020 (In thousands of Brazilian Reais, unless otherwise stated)
7.    Securities

a)    Securities classified at fair value through profit and loss are presented in the following table:

	2022				2021
	Gross carrying amount	Fair value	Group portfolio	Retirement plan assets (i)	Gross carrying amount	Fair value	Group portfolio	Retirement plan assets (i)

Financial assets
At fair value through profit or loss
Available portfolio	86,273,732	86,336,920	40,648,295	45,688,625	56,899,391	56,985,365	24,982,206	32,003,159
Brazilian onshore sovereign bonds	25,262,407	25,127,998	22,799,302	2,328,696	15,577,753	15,582,410	12,708,187	2,874,223
Investment funds	42,274,069	42,274,069	2,389,131	39,884,938	28,494,662	28,494,662	2,184,461	26,310,201
Stocks issued by public-held company	5,494,957	5,494,957	5,155,761	339,196	4,768,724	4,768,724	4,059,183	709,541
Debentures	5,013,524	4,990,882	2,768,843	2,222,039	4,493,406	4,522,150	3,091,370	1,430,780
Structured transaction certificate	243,790	285,560	285,560	—	235,794	270,225	270,225	—
Bank deposit certificates (ii)	525,778	541,294	523,859	17,435	352,770	356,313	331,605	24,708
Agribusiness receivables certificates	1,998,287	1,984,686	1,964,977	19,709	573,374	579,224	579,224	—
Certificate of real estate receivable	1,799,625	1,803,111	1,800,671	2,440	568,347	575,717	575,717	—
Financial credit bills	663,589	738,028	16,981	721,047	663,236	669,819	28,661	641,158
Real estate credit bill	2,299,236	2,302,124	2,302,124	—	—	—	—	—
Others (iv)	698,470	794,211	641,086	153,125	1,171,325	1,166,121	1,153,573	12,548
Investments held in trust accounts	1,176,084	1,176,084	1,176,084	—	1,194,590	1,194,590	1,194,590	—
US government bonds (iii)	1,176,084	1,176,084	1,176,084	—	1,194,590	1,194,590	1,194,590	—
Total	87,449,816	87,513,004	41,824,379	45,688,625	58,093,981	58,179,955	26,176,796	32,003,159

(i)Those financial products represent investment contracts that have the legal form of retirement plans, which do not transfer substantial insurance risk to the Group. Therefore, contributions received from participants are accounted for as liabilities and an asset of the participant in the linked Specially Constituted Investment Fund (“FIE”). Besides assets which are presented segregated above, as retirement plan assets, the Group has proprietary assets to guarantee the solvency of our insurance and pension plan operations, under the terms of CNSP Resolution No. 432/2021, presented as Group portfolio, within investment funds line. As of December 31, 2022, those assets represent R$183,732 (December 31, 2021 - R$106,425).
(ii)Bank deposit certificates include R$252,877 (December 31, 2021 – R$194,892) presented as cash equivalents in the statements of cash flows.
(iii)Related to investments received through IPO transactions derived by XPAC Acquisition Corp. These funds are restricted for use and may only be used for purposes of completing an initial business combination or redemption of public shares as set forth in XPAC Acquisition Corp. trust agreement.
(iv)Mainly related to bonds issued and traded overseas and other securities.
b)    Securities at fair value through other comprehensive income are presented in the following table:

	2022		2021
	Gross carrying amount	Fair value	Gross carrying amount	Fair value

Financial assets
At fair value through other comprehensive income
Brazilian onshore sovereign bonds	33,532,740	32,931,403	32,725,011	31,868,878
Brazilian offshore sovereign bonds	1,379,129	1,321,258	458,755	463,499
Corporate bonds	238,730	226,007	—	—
Total	35,150,599	34,478,668	33,183,766	32,332,377

Notes to Consolidated Financial Statements	F-35	FORM 20-F

«Table of Contents | « Index to Financial Statements

XP Inc. and its subsidiaries Notes to consolidated financial statements December 31, 2022, 2021 and 2020 (In thousands of Brazilian Reais, unless otherwise stated)
c)    Securities evaluated at amortized cost are presented in the following table:

	2022		2021
	Gross carrying amount	Book value	Gross carrying amount	Book value

Financial assets
At amortized cost (i)
Brazilian onshore sovereign bonds	5,835,971	5,834,628	—	—
Foreign sovereign bonds	1,743,688	1,742,311	1,871,273	1,868,776
Rural product note	507,131	506,927	328,638	328,638
Debentures	—	—	41,393	41,393
Commercial notes	1,188,237	1,188,237	—	—
Total	9,275,027	9,272,103	2,241,304	2,238,807

(i)Includes expected credit loss in the amount of R$2,924 (December 31, 2021 – R$2,497). The reconciliation of gross carrying amount and the expected credit losses segregated by stages are presented in the Note 14.
d)    Securities on the financial liabilities classified at fair value through profit or loss are presented in the following table:

	2022		2021
	Gross carrying amount	Fair value	Gross carrying amount	Fair value

Financial liabilities
At fair value through profit or loss
Securities loaned	13,048,246	13,048,246	2,146,398	2,146,398
e)    Debentures designated at fair value through profit or loss are presented in the following table:
On May 6, 2021, XP Investimentos, issued non-convertible Debentures, in the aggregate amount of R$500,018, with the objective of funding the Group’s working capital for the construction of “Vila XP” at São Roque, State of São Paulo and designated this instrument as fair value through profit or loss in order to align it with the Group’s risk management and investment strategy. The principal amount is due on April 10, 2036. The accrued interest is payable every month from the issuance date and is calculated based on the IPCA (brazilian inflation index) plus 5%p.a.

	2022		2021
	Gross carrying amount	Fair value	Gross carrying amount	Fair value

Financial liabilities
At fair value through profit or loss
Debentures	567,838	481,019	536,881	518,804
Unrealized gains/(losses) due to own credit risk for liabilities for which the fair value option has been elected are recorded in other comprehensive income. Gain/(losses) due to own credit risk were not material for the period ended December 31, 2022.

Notes to Consolidated Financial Statements	F-36	FORM 20-F

«Table of Contents | « Index to Financial Statements

XP Inc. and its subsidiaries Notes to consolidated financial statements December 31, 2022, 2021 and 2020 (In thousands of Brazilian Reais, unless otherwise stated)
Determination of own credit risk for items for which the fair value option was elected
The debenture’s own credit risk is calculated as the difference between its yield and its benchmark rate for similar Brazilian federal securities.
e.1)    Difference between aggregate fair value and aggregate remaining contractual principal balance outstanding
The following table reflects the difference between the aggregate fair value and the aggregate remaining contractual principal balance outstanding as of December 31, 2022 for instruments for which the fair value option has been elected.

	2022
	Contractual principal outstanding	Fair value	Fair value/(under) contractual principal outstanding

Long-term debt
Debentures	567,838	481,019	(86,819)
f)    Below is presented the securities classified by maturity:

	Assets		Liabilities
	2022	2021	2022	2021

Financial assets
At fair value through PL and at OCI
Current	73,569,049	47,431,624	13,048,246	2,146,398
Non-stated maturity	49,001,359	31,425,792	13,048,246	2,146,398
Up to 3 months	18,739,708	4,556,261	—	—
From 4 to 12 months	5,827,982	11,449,571	—	—

Non-current	48,422,623	43,088,235	481,019	518,804
After one year	48,422,623	43,088,235	481,019	518,804

Evaluated at amortized cost
Current	7,952,328	1,891,889	—	—
Up to 3 months	3,327,313	1,698,760	—	—
From 4 to 12 months	4,625,015	193,129	—	—

Non-current	1,319,775	349,415	—	—
After one year	1,319,775	349,415	—	—

Total	131,263,775	92,761,163	13,529,265	2,665,202
The reconciliation of expected loss to financial assets at amortized cost – securities segregated by stage according with to IFRS 9 is demonstrated in Note 14.
8.    Derivative financial instruments

The Group trades derivative financial instruments with various counterparties to manage its overall exposures (interest rate, foreign currency and fair value of financial instruments) and to assist its customers in managing their own exposures. The fair value of derivative financial instruments, comprised of futures, forward, options, and swaps operations, is determined in accordance with the following criteria:
•    Swap – These operations swap cash flow based on the comparison of profitability between two indexers, thus, the agent assumes both positions – put in one indexer and call on another.
•    Forward - at the market quotation value, and the installments receivable or payable are fixed to a future date, adjusted to present value, based on market rates published at B3.

Notes to Consolidated Financial Statements	F-37	FORM 20-F

«Table of Contents | « Index to Financial Statements

XP Inc. and its subsidiaries Notes to consolidated financial statements December 31, 2022, 2021 and 2020 (In thousands of Brazilian Reais, unless otherwise stated)
•    Futures – Foreign exchange rates, prices of shares and commodities are commitments to buy or sell a financial instrument at a future date, at a contracted price or yield and may be settled in cash or through delivery. Daily cash settlements of price movements are made for all instruments.
•    Options - option contracts give the purchaser the right to buy or sell the instrument at a fixed price negotiated at a future date. Those who acquire the right must pay a premium to the seller of the right. This premium is not the price of the instrument, but only an amount paid to have the option (possibility) to buy or sell the instrument at a future date for a previously agreed price.
Positions with derivative financial instruments as of December 31, 2022 and 2021 are shown below:

	2022
	Notional	Fair Value	%	Up to 3 months	From 4 to 12 months	Above 12 months

Assets
Options	1,253,758,408	5,542,340	94	1,209,290	1,931,618	2,401,432
Swap contracts	32,705,136	2,828,613	2	62,729	350,012	2,415,872
Forward contracts	16,058,162	549,953	1	352,796	132,119	65,038
Future contracts	34,679,065	296,249	3	73,621	222,628	—
Total	1,337,200,771	9,217,155	100	1,698,436	2,636,377	4,882,342

Liabilities
Options	852,098,826	7,086,946	84	1,387,988	1,781,457	3,917,501
Swap contracts	13,755,838	839,421	1	44,526	261,669	533,226
Forward contracts	13,548,954	511,167	1	150,119	224,932	136,116
Future contracts	140,039,765	161,574	14	53,421	72,349	35,804
Others (i)	84,184	6,301	—	6,301	—	—
Total	1,019,527,567	8,605,409	100	1,642,355	2,340,407	4,622,647

(i)Related to Public Warrants liabilities issued by XPAC Acquisition Corp.
Below is the composition of the Derivative financial instruments portfolio (assets and liabilities) by type of instrument, stated fair value and by maturity:

	2021
	Notional	Fair value	%	Up to 3 months	From 4 to 12 months	Above 12 months

Assets
Swap contracts	75,380,631	2,577,311	14	73,016	259,300	2,244,995
Forward contracts	88,107,328	1,601,167	16	404,764	216,895	979,508
Future contracts	11,932,285	194,910	2	21,891	3,275	169,745
Options	371,849,357	6,570,326	68	1,474,816	2,281,088	2,814,421
Total	547,269,601	10,943,714	100	1,974,487	2,760,558	6,208,669

Liabilities
Options	311,295,196	8,112,055	69	1,941,553	1,937,725	4,232,777
Forward contracts	44,968,097	1,057,426	18	62,935	68,398	926,093
Future contracts	13,041,450	157,710	10	6	4,814	152,890
Swap contracts	82,520,691	2,561,327	3	113,754	240,005	2,207,568
Others (i)	84,184	19,665	—	19,665	—	—
Total	451,909,618	11,908,183	100	2,137,913	2,250,942	7,519,328

(i)    Related to Public Warrants liabilities issued by XPAC Acquisition Corp.

Notes to Consolidated Financial Statements	F-38	FORM 20-F

«Table of Contents | « Index to Financial Statements

XP Inc. and its subsidiaries Notes to consolidated financial statements December 31, 2022, 2021 and 2020 (In thousands of Brazilian Reais, unless otherwise stated)
Derivatives financial instruments by index:

	2022		2021
	Notional	Fair value	Notional	Fair value

Swap Contracts
Asset Position
Interest	20,616,960	739,698	66,123,491	1,799,953
Foreign exchange	1,647,089	15,906	1,978,886	16,013
Share	10,302,018	2,054,430	7,278,254	761,345
Commodities	139,069	18,579	—	—
Liability Position
Interest	13,106,906	(630,539)	75,207,636	(2,461,848)
Foreign exchange	648,932	(208,882)	5,888,850	(28,509)
Share	—	—	1,424,205	(70,970)
Forward Contracts
Asset Position
Foreign exchange	15,516,883	213,311	81,544,253	282,775
Share	305,614	306,516	4,603,031	412,097
Interest	233,977	30,126	906,295	906,295
Commodities	1,688	—	1,053,749	—
Liability Position
Foreign exchange	13,548,954	(511,167)	42,367,576	(139,642)
Interest	—	—	906,302	(906,302)
Share	—	—	11,482	(11,482)
Commodities	—	—	1,682,737	—
Future Contracts
Purchase commitments
Foreign exchange	6,041,572	1,182	155,487	194,910
Interest	26,020,396	291,057	11,629,715	—
Share	180,720	—	147,083	—
Commodities	2,436,377	4,010	—	—
Commitments to sell
Interest	111,237,614	(111,008)	12,188,922	(157,710)
Foreign exchange	25,134,918	(20,290)	705,334	—
Share	3,006,462	(23,268)	147,083	—
Commodities	660,771	(7,007)	111	—
Options
Purchase commitments
Foreign exchange	237,680,984	1,352,521	25,973,934	2,248,676
Share	462,926,358	2,394,104	72,883,420	3,146,174
Interest	544,855,750	1,681,487	272,987,997	1,160,526
Commodities	8,295,316	114,228	4,006	14,950
Commitments to sell
Foreign exchange	234,719,499	(1,504,068)	24,541,428	(3,080,095)
Share	26,017,420	(4,245,924)	13,690,202	(2,788,089)
Interest	590,924,462	(1,223,999)	272,383,162	(2,129,996)
Commodities	437,445	(112,956)	680,404	(113,875)
Others
Liability Position
Share	84,184	(6,301)	84,184	(19,665)
Assets		9,217,155		10,943,714
Liabilities		(8,605,409)		(11,908,183)
Net		611,746		(964,469)

Notes to Consolidated Financial Statements	F-39	FORM 20-F

«Table of Contents | « Index to Financial Statements

XP Inc. and its subsidiaries Notes to consolidated financial statements December 31, 2022, 2021 and 2020 (In thousands of Brazilian Reais, unless otherwise stated)
9.    Hedge accounting

The Group has three types of hedge relationships: hedge of net investment in foreign operations, fair value hedge and cash flow hedge. For hedge accounting purposes, the risk factors measured by the Group are:
•Interest Rate: Risk of volatility in transactions subject to interest rate variations;
•Currency: Risk of volatility in transactions subject to foreign exchange variation;
•Stock Grant Charges: Risk of volatility in XP Inc stock prices, listed on NASDAQ.
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
The designated coverage ratio effectiveness range is 80 to 125% of the risk factor eligible for coverage. Sources of ineffectiveness are in general related to the counterparty’s credit risk and possible mismatches of terms between the hedging instrument and the hedged item, such as the hedged item and hedging instrument occur or are settled at different dates.
a)    Hedge of net investment in foreign operations
In the period ended December 31, 2022, the objective for the Group was to hedge the risk generated by the US$ variation from investments in our subsidiaries in the United States, XP Holdings International and XP Advisors Inc.
The Group has entered into derivatives contracts to protect against changes in future cash flows and exchange rate variation of net investments in foreign operations.
The Group undertakes risk management through the economic relationship between hedge instruments and hedged items, in which it is expected that these instruments will move in opposite directions, in the same proportions, with the aim of neutralizing the risk factors.

	Hedged item			Hedge instrument
	Book Value		Variation in value recognized in Other comprehensive income	Notional value	Variation in the amounts used to calculate hedge ineffectiveness
	Assets	Liabilities
Strategies	2022

Foreign exchange risk
Hedge of net investment in foreign operations	395,594	—	(17,281)	414,043	18,480
Total	395,594	—	(17,281)	414,043	18,480

	2021

Foreign exchange risk
Hedge of net investment in foreign operations	310,069	—	19,474	440,022	(18,758)
Total	310,069	—	19,474	440,022	(18,758)

	2020

Foreign exchange risk
Hedge of net investment in foreign operations	245,986	—	52,299	349,218	(60,563)
Total	245,986	—	52,299	349,218	(60,563)

Notes to Consolidated Financial Statements	F-40	FORM 20-F

«Table of Contents | « Index to Financial Statements

XP Inc. and its subsidiaries Notes to consolidated financial statements December 31, 2022, 2021 and 2020 (In thousands of Brazilian Reais, unless otherwise stated)
b)    Fair value hedge
The Group’s fair value strategy consists of hedging the exposure to variation in fair value on the receipt, payment of interests and exchange variation on assets and liabilities.
The group applies fair value hedges as follows:
•Hedging the exposure of fixed income securities carried out through structured operations certificates. The market risk hedge strategy involves avoiding temporary fluctuations in earnings arising from changes in the interest rate market in Reais. Once this risk is offset, the Group seeks to index the portfolio to the CDI, through the use of derivatives (DI1 Futuro).
The hedge is contracted in order to neutralize the total exposure to the market risk of the fixed-income funding portfolio, excluding the portion of the fixed-income compensation represented by the credit spread of Banco XP S.A., seeking to obtain the closest match deadlines and volumes as possible.
•Hedging to protect the change in the fair value of the exchange and interest rate risk of the component of future cash flows arising from the XP Inc bond issued (financial liability) recognized in the balance sheet of XP Inc in July 2021 by contracting derivatives.
•Hedging the exposure of fixed-income securities carried out through sovereign and corporate bonds issued in local or foreign currencies, mainly US Dollars. The market risk hedge strategy involves avoiding temporary fluctuations in statement of income arising from changes in the interest rate market. Once this risk is offset, the Group seeks to index the portfolio to the CDI, through the use of derivatives.
The effects of hedge accounting on the financial position and performance of the Group are presented below:

	Hedged item			Hedge instrument
	Book Value		Variation in value recognized in income	Notional value	Variation in the amounts used to calculate hedge ineffectiveness

	Assets	Liabilities
Strategies	2022

Interest rate and foreign exchange risk
Structured notes	—	10,648,559	726,798	10,663,672	(734,656)
Issued bonds	—	3,889,699	323,881	3,646,613	(362,994)
Fixed income bonds	3,589,909	—	(163,541)	3,577,084	165,164
Total	3,589,909	14,538,258	887,138	17,887,369	(932,486)

	Hedged item			Hedge instrument
	Book Value		Variation in value recognized in income	Notional value	Variation in the amounts used to calculate hedge ineffectiveness
	Assets	Liabilities
Strategies	2021

Interest rate and foreign exchange risk
Structured notes	—	7,635,838	493,728	7,608,546	(481,464)
Issued bonds	—	1,628,492	12,462	1,689,453	(13,727)
Total	—	9,264,330	506,190	9,297,999	(495,191)
c) Cash flow hedge
In March 2022, XP Inc recorded a new hedge structure, in order to neutralize the impacts of XP share price variation on highly probable labor tax payments related to share-based compensation plans using SWAP-TRS contracts. The transaction has been elected for hedge accounting and classified as cash flow hedge in accordance with IFRS 9. Labor tax payments are due upon delivery of shares to employees under share-based compensation plans and are directly related to share price at that time.

Notes to Consolidated Financial Statements	F-41	FORM 20-F

«Table of Contents | « Index to Financial Statements

XP Inc. and its subsidiaries Notes to consolidated financial statements December 31, 2022, 2021 and 2020 (In thousands of Brazilian Reais, unless otherwise stated)
The effects of hedge accounting on the financial position and performance of the Group are presented below:

	Hedged item			Hedge instrument
	Book Value		Variation in value recognized in Other comprehensive income	Notional value	Variation in the amounts used to calculate hedge ineffectiveness
	Assets	Liabilities
Strategies	2022

Market price risk
Long term incentive plan taxes	—	262,756	346,900	261,818	(348,248)
Total	—	262,756	346,900	261,818	(348,248)

The table below presents, for each risk factor and hedging instruments categories, the nominal value and the adjustments to the fair value of the hedging instruments and the book value of the hedged object:

	2022
	Notional amount	Book value (i)		Variation in fair value used to calculate hedge ineffectiveness	Hedge ineffectiveness recognized in income
Hedge Instruments		Assets	Liabilities

Interest rate risk
Futures	17,604,185	3,589,909	14,218,543	(890,103)	(41,295)
Foreign exchange risk
Futures	697,227	395,594	319,715	(23,903)	(2,825)
Market price risk
Swaps	261,818	—	262,756	(348,248)	(1,348)

	2021
	Notional amount	Book value (i)		Variation in fair value used to calculate hedge ineffectiveness	Hedge ineffectiveness recognized in income
Hedge Instruments		Assets	Liabilities

Interest rate risk
Futures	8,861,195	—	8,830,343	(491,649)	10,995
Foreign exchange risk
Futures	876,826	310,069	433,987	(22,300)	720

The table below presents, for each strategy, the notional amount and the fair value adjustments of hedging instruments and the book value of the hedged item:

	December 31, 2022			December 31, 2021			December 31, 2020
	Hedge instruments		Hedge item	Hedge instruments		Hedge item	Hedge instruments		Hedge item
Strategies	Notional amount	Fair value adjustments	Book value	Notional amount	Fair value adjustments	Book value	Notional amount	Fair value adjustments	Book value

Hedge of fair value	17,887,369	(932,486)	887,138	9,297,999	(495,191)	506,190	2,188,732	(47,923)	46,795
Hedge of net investment in foreign operations	414,043	18,480	(17,252)	440,022	(18,758)	19,474	349,218	(60,563)	52,299
Hedge of cash flow	261,818	(348,248)	346,900	—	—	—	—	—	—
Total	18,563,230	(1,262,254)	1,216,786	9,738,021	(513,949)	525,664	2,537,950	(108,486)	99,094

Notes to Consolidated Financial Statements	F-42	FORM 20-F

«Table of Contents | « Index to Financial Statements

XP Inc. and its subsidiaries Notes to consolidated financial statements December 31, 2022, 2021 and 2020 (In thousands of Brazilian Reais, unless otherwise stated)
The table below shows the breakdown notional value by maturity of the hedging strategies:

	2022
	0-1 year	1-2 years	2-3 years	3-4 years	4-5 years	5-10 years	Total

Hedge of fair value	229,368	707,421	2,773,333	5,913,477	5,930,291	2,333,479	17,887,369
Hedge of net investment in foreign operations	381,958	—	32,085	—	—	—	414,043
Hedge of cash flow	261,818	—	—	—	—	—	261,818
Total	873,144	707,421	2,805,418	5,913,477	5,930,291	2,333,479	18,563,230

	2021
	0-1 year	1-2 years	2-3 years	3-4 years	4-5 years	5-10 years	Total
Hedge of fair value	136,636	276,219	478,745	972,199	4,510,125	2,924,075	9,297,999
Hedge of net investment in foreign operations	384,217	—	—	55,805	—	—	440,022
Total	520,853	276,219	478,745	1,028,004	4,510,125	2,924,075	9,738,021

	2020
	0-1 year	1-2 years	2-3 years	3-4 years	4-5 years	5-10 years	Total
Hedge of fair value	1,977	13,375	94,099	44,843	672,978	1,361,460	2,188,732
Hedge of net investment in foreign operations	—	—	146,547	202,671	—	—	349,218
Total	1,977	13,375	240,646	247,514	672,978	1,361,460	2,537,950
10.    Loan operations

Following are the breakdown of the carrying amount of loan operations by class, sector of debtor, maturity and concentration:

Loans by type	2022	2021

Pledged asset loan	20,198,764	11,789,419
Retail	10,932,086	7,296,172
Companies	5,311,675	1,887,649
Credit card	3,955,003	2,605,598

Non-pledged loan	2,061,774	1,054,618
Retail	309,468	117,032
Companies	546,678	937,586
Credit card	1,205,628	—
Total loans operations	22,260,538	12,844,037
Expected Credit Loss (Note 10)	(49,377)	(24,410)
Total loans operations, net of Expected Loss	22,211,161	12,819,627

Notes to Consolidated Financial Statements	F-43	FORM 20-F

«Table of Contents | « Index to Financial Statements

XP Inc. and its subsidiaries Notes to consolidated financial statements December 31, 2022, 2021 and 2020 (In thousands of Brazilian Reais, unless otherwise stated)

By maturity	2022	2021

Due in 3 months or less	2,496,982	2,539,387
Due after 3 months through 12 months	7,211,321	2,081,563
Due after 12 months	12,552,235	8,223,087
Total Loans operations	22,260,538	12,844,037

By concentration	2022	2021

Largest debtor	814,284	227,229
10 largest debtors	2,458,714	1,162,802
20 largest debtors	3,241,494	1,721,591
50 largest debtors	4,484,877	2,793,814
100 largest debtors	5,615,708	3,899,644
XP Inc offers loan products through Banco XP to its customers. The loan products offered to its customers are mostly collateralized by customers’ investments on XP platform and credit product strictly related to investments in structured notes, in which the borrower is able to operate leveraged, retaining the structured note itself as guarantee for the loan.
At December 31, 2021 and 2022 expected credit losses were recognized in relation to all financial assets, in accordance with the Group’s expected credit losses model.
The reconciliation of gross carrying amount and the expected credit losses in loan operations segregated by stage according with IFRS 9 is included in Note 14. These stages are periodically reassessed in accordance with XP Inc.’s credit risk policy.
11.    Accounts receivable

	2022	2021

Customers (a)	522,117	419,532
Dividends and interest receivable on equity capital - Funds	82,545	3,593
Other (b)	28,011	52,492
(-) Expected credit losses on accounts receivable (Note 14(b))	(34,786)	(6,531)
Total	597,887	469,086

(a)Refers to receivables from management fees arising from the distribution of funds and amounts receivable related to service provision, which have an average term of 30 days. There is no concentration on the balances receivable as of December 31, 2022 and 2021.
(b)Mainly related to accounts receivable from B3.
The reconciliation of gross carrying amount and the expected credit loss in Accounts receivable segregated by stage according with IFRS 9 is included in Note 14.
12.    Recoverable taxes

	2022	2021

Prepayments of income taxes (IRPJ and CSLL)	142,708	146,636
Contributions over revenue (PIS and COFINS)	19,453	5,654
Taxes on services (ISS)	1,087	1,026
Total	163,248	153,316

Current	163,248	153,316
Non-current	—	—

Notes to Consolidated Financial Statements	F-44	FORM 20-F

«Table of Contents | « Index to Financial Statements

XP Inc. and its subsidiaries Notes to consolidated financial statements December 31, 2022, 2021 and 2020 (In thousands of Brazilian Reais, unless otherwise stated)
13.    Prepaid expenses

	2022	2021

Commissions and premiums paid in advance (a)	3,863,986	3,737,354
Marketing expenses	16,893	28,147
Services paid in advance	48,775	41,990
Other expenses paid in advance	310,453	175,259
Total	4,240,107	3,982,750

Current	789,609	251,973
Non-current	3,450,498	3,730,777

(a)Mostly comprised by long term investment programs implemented by XP CCTVM through its network of IFAs. These commissions and premiums paid are recognized at the signing date of each contract and are amortized in the Group’s income statement, linearly, according to the investment term period.
14.    Expected Credit Losses on Financial Assets and Reconciliation of carrying amount

a)    Reconciliation of carrying amount of Financial Assets
It is presented below the reconciliation by stage of gross carrying amount of Financial assets through other comprehensive income and Financial assets measured at amortized cost – that have their ECLs (Expected Credit Losses) measured using the three-stage model and the low credit risk simplification.

Stage 1	Balance at December 31, 2021	Acquisition / (Settlements)	Transfer to stage 2	Transfer to stage 3	Transfer from stage 2	Transfer from stage 3	Closing balance December 31, 2022

Financial assets at fair value through other comprehensive income
Securities	32,339,904	2,810,695	—	—	—	—	35,150,599
Financial assets amortized cost
Securities	2,241,304	7,033,723	—	—	—	—	9,275,027
Securities purchased under agreements to resell	8,897,100	(1,290,599)	—	—	—	—	7,606,501
Loans and credit card operations	12,153,549	9,522,224	(945,055)	(12,373)	449,698	5	21,168,048
Total on-balance exposures	55,631,857	18,076,043	(945,055)	(12,373)	449,698	5	73,200,175
Off-balance exposures (credit card limits)	1,307,986	3,639,893	(241,705)	—	53,124	—	4,759,298
Total exposures	56,939,843	21,715,936	(1,186,760)	(12,373)	502,822	5	77,959,473

Stage 2	Balance at December 31, 2021	Acquisition / (Settlements)	Transfer to stage 1	Transfer to stage 3	Transfer from stage 1	Transfer from stage 3	Closing balance December 31, 2022

Financial assets amortized cost
Loans and credit card operations	686,994	(102,544)	(449,698)	(6,642)	945,055	5	1,073,170
Total on-balance exposures	686,994	(102,544)	(449,698)	(6,642)	945,055	5	1,073,170
Off-balance exposures (credit card limits)	59,408	7,548	(53,125)	—	241,705	3	255,539
Total exposures	746,402	(94,996)	(502,823)	(6,642)	1,186,760	8	1,328,709

Notes to Consolidated Financial Statements	F-45	FORM 20-F

«Table of Contents | « Index to Financial Statements

XP Inc. and its subsidiaries Notes to consolidated financial statements December 31, 2022, 2021 and 2020 (In thousands of Brazilian Reais, unless otherwise stated)

Stage 3	Balance at December 31, 2021	Acquisition / (Settlements)	Transfer to stage 1	Transfer to stage 2	Transfer from stage 1	Transfer from stage 2	Closing balance December 31, 2022

Financial assets amortized cost
Loans and credit card operations	3,494	(3,180)	(5)	(5)	12,373	6,642	19,319
Total on-balance exposures	3,494	(3,180)	(5)	(5)	12,373	6,642	19,319
Off-balance exposures (credit card limits)	5	(2)	—	(3)	—	—	—
Total exposures	3,499	(3,182)	(5)	(8)	12,373	6,642	19,319

Consolidated Stages	Balance at December 31, 2021	Derecognition	Purchases / (Settlements)	Closing balance December 31, 2022

Financial assets at fair value through other comprehensive income
Securities	32,339,904	—	2,810,695	35,150,599
Financial assets amortized cost
Securities	2,241,304	—	7,033,723	9,275,027
Securities purchased under agreements to resell	8,897,100	—	(1,290,599)	7,606,501
Loans and credit card operations	12,844,037	—	9,416,500	22,260,537
Total on-balance exposures	56,322,345	—	17,970,319	74,292,664
Off-balance exposures (credit card limits)	1,367,399	—	3,647,438	5,014,837
Total exposures	57,689,744	—	21,617,757	79,307,501

Stage 1	Balance at December 31, 2020	Acquisition / (Settlements)	Transfer to stage 2	Transfer to stage 3	Transfer from stage 2	Transfer from stage 3	Closing balance December 31, 2021

Financial assets at fair value through other comprehensive income
Securities	19,047,899	13,292,005	—	—	—	—	32,339,904
Financial assets amortized cost
Securities	1,829,791	411,513	—	—	—	—	2,241,304
Securities purchased under agreements to resell	6,627,779	2,269,321	—	—	—	—	8,897,100
Loans and credit card operations	3,599,808	9,013,279	(667,692)	(3,494)	211,648	—	12,153,549
Total on-balance exposures	31,105,277	24,986,118	(667,692)	(3,494)	211,648	—	55,631,857
Off-balance exposures (credit card limits)	—	1,334,467	(59,408)	(5)	32,932	—	1,307,986
Total exposures	31,105,277	26,320,585	(727,100)	(3,499)	244,580	—	56,939,843

Stage 2	Balance at December 31, 2020	Acquisition / (Settlements)	Transfer to stage 2	Transfer to stage 3	Transfer from stage 2	Transfer from stage 3	Closing balance December 31, 2021

Financial assets amortized cost
Loans and credit card operations	325,621	(94,671)	(211,648)	—	667,692	—	686,994
Total on-balance exposures	325,621	(94,671)	(211,648)	—	667,692	—	686,994
Off-balance exposures (credit card limits)	35,810	(2,878)	(32,932)	—	59,408	—	59,408
Total exposures	361,431	(97,549)	(244,580)	—	727,100	—	746,402

Notes to Consolidated Financial Statements	F-46	FORM 20-F

«Table of Contents | « Index to Financial Statements

XP Inc. and its subsidiaries Notes to consolidated financial statements December 31, 2022, 2021 and 2020 (In thousands of Brazilian Reais, unless otherwise stated)

Stage 3	Balance at December 31, 2020	Acquisition / (Settlements)	Transfer to stage 1	Transfer to stage 2	Transfer from stage 1	Transfer from stage 2	Closing balance December 31, 2021

Financial assets amortized cost
Loans and credit card operations	—	—	—	—	3,494	—	3,494
Total on-balance exposures	—	—	—	—	3,494	—	3,494
Off-balance exposures (credit card limits)	—	—	—	—	5	—	5
Total exposures	—	—	—	—	3,499	—	3,499

Consolidated Stages	Balance at December 31, 2020	Derecognition	Purchases / (Settlements)	Closing balance December 31, 2021

Financial assets at fair value through other comprehensive income
Securities	19,047,899	—	13,292,005	32,339,904
Financial assets amortized cost
Securities	1,829,791	—	411,513	2,241,304
Securities purchased under agreements to resell	6,627,779	—	2,269,321	8,897,100
Loans and credit card operations	3,925,429	—	8,918,608	12,844,037
Total on-balance exposures	31,430,898	—	24,891,447	56,322,345
Off-balance exposures (credit card limits)	35,810	—	1,331,589	1,367,399
Total exposures	31,466,708	—	26,223,036	57,689,744

The following table presents the gross carrying amount of Financial assets measured at amortized cost that have their ECLs measured using the simplified approach:

Operations	2022	2021

Financial assets amortized cost
Securities trading and intermediation	3,376,179	1,487,639
Accounts Receivable	632,673	475,617
Other financial assets	3,568,298	511,181
Total	7,577,150	2,474,437

Notes to Consolidated Financial Statements	F-47	FORM 20-F

«Table of Contents | « Index to Financial Statements

XP Inc. and its subsidiaries Notes to consolidated financial statements December 31, 2022, 2021 and 2020 (In thousands of Brazilian Reais, unless otherwise stated)
b)    Expected credit loss
The table below presents the changes in ECLs, measured according to the three stage model, for assets classified as Financial assets through other comprehensive income and Financial assets measured at amortized cost in the period ended December 31, 2022 and December 31, 2021, segregated by stages:

Stage 1	ECL at December 31, 2021	Increase / (Reversal)	Transfer to stage 2	Transfer to stage 3	Transfer from stage 2	Transfer from stage 3	ECL at December 31, 2022

Financial assets at fair value through other comprehensive income
Securities	7,527	550	—	—	—	—	8,077
Financial assets amortized cost
Securities	2,497	427	—	—	—	—	2,924
Securities purchased under agreements to resell	2,569	112	—	—	—	—	2,681
Loans and credit card operations	13,957	21,827	(6,940)	(8,624)	1,092	—	21,312
Total on-balance exposures	26,550	22,916	(6,940)	(8,624)	1,092	—	34,994
Off-balance exposures (credit card limits)	726	5,413	(1,394)	—	55	—	4,800
Other off-balance exposures	—	15,214	—	—	—	—	15,214
Total exposures	27,276	43,543	(8,334)	(8,624)	1,147	—	55,008

Stage 2	ECL at December 31, 2021	Increase / (Reversal)	Transfer to stage 1	Transfer to stage 3	Transfer from stage 1	Transfer from stage 3	ECL at December 31, 2022

Financial assets amortized cost
Loans and credit card operations	7,242	(127)	(1,091)	(5,308)	6,940	—	7,656
Total on-balance exposures	7,242	(127)	(1,091)	(5,308)	6,940	—	7,656
Off-balance exposures (credit card limits)	288	(198)	(56)	—	1,394	—	1,428
Total exposures	7,530	(325)	(1,147)	(5,308)	8,334	—	9,084

Stage 3	ECL at December 31, 2021	Increase / (Reversal)	Transfer to stage 1	Transfer to stage 3	Transfer from stage 1	Transfer from stage 3	ECL at December 31, 2022

Financial assets amortized cost
Loans and credit card operations	2,197	(1,948)	—	—	8,624	5,308	14,181
Total on-balance exposures	2,197	(1,948)	—	—	8,624	5,308	14,181
Total exposures	2,197	(1,948)	—	—	8,624	5,308	14,181

Consolidated Stages	ECL at December 31, 2021	Increase / (Reversal)	ECL at December 31, 2022

Financial assets at fair value through other comprehensive income
Securities	7,527	550	8,077
Financial assets amortized cost
Securities	2,497	427	2,924
Securities purchased under agreements to resell	2,569	112	2,681
Loans and credit card operations	23,396	19,753	43,149
Total on-balance exposures	35,989	20,842	56,831
Off-balance exposures (credit card limits)	1,014	5,214	6,228
Other off-balance exposures	—	15,214	15,214
Total exposures	37,003	41,270	78,273

Notes to Consolidated Financial Statements	F-48	FORM 20-F

«Table of Contents | « Index to Financial Statements

XP Inc. and its subsidiaries Notes to consolidated financial statements December 31, 2022, 2021 and 2020 (In thousands of Brazilian Reais, unless otherwise stated)

Stage 1	ECL at December 31, 2020	Increase / (Reversal)	Transfer to stage 2	Transfer to stage 3	Transfer from stage 2	Transfer from stage 3	ECL at December 31, 2021

Financial assets at fair value through other comprehensive income
Securities	8,855	(1,328)	—	—	—	—	7,527
Financial assets amortized cost
Securities	1,087	1,410	—	—	—	—	2,497
Securities purchased under agreements to resell	370	2,199	—	—	—	—	2,569
Loans and credit card operations	5,648	17,207	(6,926)	(2,197)	225	—	13,957
Total on-balance exposures	15,960	19,488	(6,926)	(2,197)	225	—	26,550
Off-balance exposures (credit card limits)	—	1,014	(288)	—	—	—	726
Total exposures	15,960	20,502	(7,214)	(2,197)	225	—	27,276

Stage 2	ECL at December 31, 2020	Increase / (Reversal)	Transfer to stage 1	Transfer to stage 3	Transfer from stage 1	Transfer from stage 3	ECL at December 31, 2021

Financial assets amortized cost
Loans and credit card operations	1,453	(912)	(225)	—	6,926	—	7,242
Total on-balance exposures	1,453	(912)	(225)	—	6,926	—	7,242
Off-balance exposures (credit card limits)	—	—	—	—	288	—	288
Total exposures	1,453	(912)	(225)	—	7,214	—	7,530

Stage 3	ECL at December 31, 2020	Increase / (Reversal)	Transfer to stage 1	Transfer to stage 3	Transfer from stage 1	Transfer from stage 3	ECL at December 31, 2021

Financial assets amortized cost
Loans and credit card operations	—	—	—	—	2,197	—	2,197
Total on-balance exposures	—	—	—	—	2,197	—	2,197
Total exposures	—	—	—	—	2,197	—	2,197

Consolidated Stages	ECL at December 31, 2020	Derecognition	Increase / (Reversal)	ECL at December 31, 2021

Financial assets at fair value through other comprehensive income
Securities	8,855	—	(1,328)	7,527
Financial assets amortized cost
Securities	1,087	—	1,410	2,497
Securities purchased under agreements to resell	370	—	2,199	2,569
Loans and credit card operations	7,101	—	16,295	23,396
Total on-balance exposures	17,413	—	18,576	35,989
Off-balance exposures (credit card limits)	—	—	1,014	1,014
Total exposures	17,413	—	19,590	37,003

Notes to Consolidated Financial Statements	F-49	FORM 20-F

«Table of Contents | « Index to Financial Statements

XP Inc. and its subsidiaries Notes to consolidated financial statements December 31, 2022, 2021 and 2020 (In thousands of Brazilian Reais, unless otherwise stated)
The table below presents the ECLs for the financial assets measured according to simplified approach in the period ended December 31, 2022 and December 31, 2021:

Expected Credit Losses	2022	2021

Financial assets amortized cost
Securities trading and intermediation	105,179	81,988
Accounts Receivable	34,786	6,531
Other financial assets	51,109	49,666
Total	191,074	138,185
c)    Expected credit losses segregated by products
It is presented below the expected credit losses for 2022 and 2021, segregated by products:

Expected Credit Losses	2022	2021

Financial assets at fair value through other comprehensive income	8,077	7,527
Securities	8,077	7,527
Financial assets amortized cost	239,828	166,647
Securities	2,924	2,497
Securities purchased under agreements to resell	2,681	2,569
Loans and credit card operations	43,149	23,396
Securities trading and intermediation	105,179	81,988
Accounts Receivable	34,786	6,531
Other financial assets	51,109	49,666
Total losses for exposures	247,905	174,174
Off-balance exposures (credit card limits)	6,228	1,014
Other off-balance exposures	15,214	—
Total exposures	269,347	175,188

Notes to Consolidated Financial Statements	F-50	FORM 20-F

«Table of Contents | « Index to Financial Statements

XP Inc. and its subsidiaries Notes to consolidated financial statements December 31, 2022, 2021 and 2020 (In thousands of Brazilian Reais, unless otherwise stated)
15.    Investments in associates and joint ventures

Set out below the associates and joint ventures of the Group as of December 31, 2022 and 2021.

Entity	2021	Equity	Equity in earnings	Other comprehensive income	Goodwill (i)	2022

Equity-accounted method
Associates (ii.a)	790,744	(24,257)	(10,930)	(7,251)	—	748,306
Joint ventures (ii.b)	1,197	69	(1,235)	(31)	—	—
Measured at fair value
Associates (iii)	1,221,424	356,302	(54,301)	—	—	1,523,425
Total	2,013,365	332,114	(66,466)	(7,282)	—	2,271,731

Entity	2020	Equity	Equity in earnings	Other comprehensive income	Goodwill (i)	2021

Equity-accounted method
Associates (ii.a)	697,924	33,036	(5,862)	(20,641)	86,287	790,744
Joint ventures (ii.b)	1,983	—	(1,848)	1,062	—	1,197
Measured at fair value
Associates (iii)	—	1,174,133	47,291	—	—	1,221,424
Total	699,907	1,207,169	39,581	(19,579)	86,287	2,013,365

(i)Refers to acquisitions of associates and joint ventures. The goodwill recognized includes the amount of expected synergies arising from the investments and includes an element of contingent consideration.
(ii)As of December 31, 2022 and December 31, 2021,, includes the interests in the total and voting capital of the following companies: (a) Associates - Wealth High Governance Holding de Participações S.A. (49.9% of the total and voting capital on December 31, 2022 and 2021); Primo Rico Mídia, Educacional e Participações Ltda. (29.26% of the total and voting capital on December 31, 2022 and 2021); NK112 Empreendimentos e Participações S.A. (49.9% of the total and voting capital on December 31, 2022 and 2021);(b) Joint ventures - the Group’s stake in DuAgro was sold to the market during the last quarter of 2022.
(iii)As mentioned in Note 2 (iv)(c), the Group measures the investments held through our investment funds at fair value. The fair value of investments is presented in the statement of income as Net income/(loss) from financial instruments at fair value through profit or loss. Contingent consideration amounts related to the investments at fair value held through our investment funds are presented in Note 20.

Notes to Consolidated Financial Statements	F-51	FORM 20-F

«Table of Contents | « Index to Financial Statements

XP Inc. and its subsidiaries Notes to consolidated financial statements December 31, 2022, 2021 and 2020 (In thousands of Brazilian Reais, unless otherwise stated)
16.    Property, equipment, intangible assets and leases

(a)    Property and equipment

	Data processing system	Furniture and equipment	Security systems	Facilities	Fixed assets in progress	Other	Total

Balance as of January 1, 2020	34,447	27,756	1,544	78,717	—	—	142,464
Additions	15,457	5,539	1,239	2,650	120,279	—	145,164
Write-offs	(2,432)	(6,191)	(535)	(41,376)	(963)	—	(51,497)
Transfers	(2,411)	516	(820)	14,279	(17,706)	—	(6,142)
Depreciation in the year	(11,179)	(5,004)	(425)	(9,349)	—	—	(25,957)
Balance as of December 31, 2020	33,882	22,616	1,003	44,921	101,610	—	204,032
Cost	53,871	32,592	2,158	54,890	101,610	—	245,121
Accumulated depreciation	(19,989)	(9,976)	(1,155)	(9,969)	—	—	(41,089)

Balance as of January 1, 2021	33,882	22,616	1,003	44,921	101,610	—	204,032
Additions	37,469	93	229	4	63,250	34,399	135,444
Write-offs	(298)	(728)	(170)	(375)	(729)	—	(2,300)
Transfers	5	(15)	15	—	—	—	5
Foreign Exchange	(31)	245	(327)	3	—	—	(110)
Depreciation in the year	(13,096)	(3,990)	(60)	(5,353)	(35)	(573)	(23,107)
Balance as of December 31, 2021	57,931	18,221	690	39,200	164,096	33,826	313,964
Cost	89,376	31,813	1,584	54,535	164,096	34,399	375,803
Accumulated depreciation	(31,445)	(13,592)	(894)	(15,335)	—	(573)	(61,839)

Balance as of January 1, 2022	57,931	18,221	690	39,200	164,096	33,826	313,964
Additions	10,775	152	1,542	245	31,849	—	44,563
Write-offs	—	—	—	—	(1,179)	—	(1,179)
Transfers	101	41	—	104	(15,264)	—	(15,018)
Foreign Exchange	21	(58)	—	(407)	—	—	(444)
Depreciation in the year	(18,774)	(3,649)	(93)	(5,019)	(17)	(3,440)	(30,992)
Balance as of December 31, 2022	50,054	14,707	2,139	34,123	179,485	30,386	310,894
Cost	101,101	31,291	2,557	54,553	179,485	34,399	403,386
Accumulated depreciation	(51,047)	(16,584)	(418)	(20,430)	—	(4,013)	(92,492)

Notes to Consolidated Financial Statements	F-52	FORM 20-F

«Table of Contents | « Index to Financial Statements

XP Inc. and its subsidiaries Notes to consolidated financial statements December 31, 2022, 2021 and 2020 (In thousands of Brazilian Reais, unless otherwise stated)
(b)    Intangible assets

	Software	Goodwill	Customer list	Trademarks	Other intangible assets	Total

Balance as of January 1, 2020	66,310	382,500	60,599	16,488	27,555	553,452
Additions	117,129	—	1,188	—	28,051	146,368
Business combination (Note 5(ii))	8,143	91,866	2,181	3,314	—	105,504
Write-offs	(22,064)	—	—	—	—	(22,064)
Transfers	2,857	—	—	—	3,285	6,142
Amortization in the year	(57,222)	—	(5,683)	(9,054)	(3,881)	(75,840)
Balance as of December 31, 2020	115,153	474,366	58,285	10,748	55,010	713,562
Cost	219,029	474,366	76,050	52,616	55,010	877,071
Accumulated amortization	(103,876)	—	(17,765)	(41,868)	—	(163,509)

Balance as of January 1, 2021	115,153	474,366	58,285	10,748	55,010	713,562
Additions	146,761	—	40,000	—	30,808	217,569
Business combination (Note 5(ii))	1,734	68,379	—	485	—	70,598
Write-offs	(13,536)	—	—	(1,000)	(2,675)	(17,211)
Transfers	51,994	—	—	485	(52,484)	(5)
Foreign Exchange	(971)	—	—	341	204	(426)
Amortization in the year	(148,803)	—	(5,796)	(8,492)	(21)	(163,112)
Balance as of December 31, 2021	152,332	542,745	92,489	2,567	30,842	820,975
Cost	303,724	542,745	116,050	88,877	30,918	1,082,314
Accumulated amortization	(151,392)	—	(23,561)	(86,310)	(76)	(261,339)

Balance as of January 1, 2022	152,332	542,745	92,489	2,567	30,842	820,975
Additions	13,655	—	13,000	—	55,757	82,412
Business combination (Note 5(ii))	—	60,037	—	—	—	60,037
Write-offs	(7,337)	(156)	(12,133)	—	—	(19,626)
Transfers	10,125	(7,404)	(21,189)	18,468	—	—
Foreign Exchange	(3,986)	—	—	—	(1)	(3,987)
Amortization in the year	(76,450)	—	(10,663)	(8,495)	(21)	(95,629)
Balance as of December 31, 2022	88,339	595,222	61,504	12,540	86,577	844,182
Cost	276,195	595,222	141,252	25,000	86,674	1,124,343
Accumulated amortization	(187,856)	—	(79,748)	(12,460)	(97)	(280,161)
(c)    Impairment test for goodwill
Given the interdependency of cash flows and the merger of business practices, all Group’s entities are considered a single cash generating unit (“CGU”) and, therefore, a goodwill impairment test is performed at the single operating level. Therefore, the carrying amount considered for the impairment test represents the Company’s equity.
The Group tests whether goodwill has suffered any impairment on an annual basis or more frequently if there is an impairment indicator. For the years ended December 31, 2022 and 2021, the recoverable amount of the single CGU was determined based on value-in-use calculations which require the use of assumptions. The calculations use cash flow projections based on financial budgets approved by management covering a four-year period.
Cash flows beyond the four-year period are extrapolated using the estimated growth rates, which are consistent with forecasts included in industry reports specific to the industry in which the Group operates.
The Group performed its annual impairment test as of December 31, 2022 and 2021 which did not result in the need to recognize impairment losses on the carrying value of goodwill.

Notes to Consolidated Financial Statements	F-53	FORM 20-F

«Table of Contents | « Index to Financial Statements

XP Inc. and its subsidiaries Notes to consolidated financial statements December 31, 2022, 2021 and 2020 (In thousands of Brazilian Reais, unless otherwise stated)
Key assumptions used in value-in-use calculations and sensitivity to changes in assumptions are:

Assumption	Approach used to determine values

Sales	Average annual growth rate over the four-year forecast period; based on management’s expectations of market development.
Budgeted gross margin	Based on management’s expectations for the future.
Other operating costs	Fixed costs, which do not vary significantly with sales volumes or prices. Management forecasts these costs based on the current structure of the business, adjusting for inflationary increases but not reflecting any future restructurings or cost saving measures. The amounts disclosed above are the average operating costs for the four-year forecast period.
Annual capital expenditure	Expected cash costs. This is based on the experience of management, and the planned refurbishment expenditure. No incremental revenue or cost savings are assumed in the value-in-use model as a result of this expenditure.
Long-term growth rate	This is the weighted average growth rate used to extrapolate cash flows beyond the budget period. The rates are consistent with forecasts included in industry reports.
Pre-tax discount rates	Reflect specific risks relating to the relevant segments and the countries in which they operate.
The long-term growth rate utilized in the impairment test of goodwill is 3.30%.
Discount rates represent the current market assessment of the risks specific to the Group, taking into consideration the time value of the money and risks of the underlying assets that have not been incorporated in the cash flow estimates. The discount rate calculation is based on the specific circumstances of the Group and is derived from its weighted average cost of capital (WACC). The WACC take into account both debt and equity. The cost of equity is derived from the expected return on investment by the Group’s investors. The cost of debt is based on the interest-bearing borrowings the Group has. Adjustments to the discount rate are made to factor in the specific amount and timing of the future tax flows in order to reflect a pre-tax discount rate. The average pre-tax discount rate applied to cash flow projections is 13.83% (December 31, 2021 – 9.82%).

Notes to Consolidated Financial Statements	F-54	FORM 20-F

«Table of Contents | « Index to Financial Statements

XP Inc. and its subsidiaries Notes to consolidated financial statements December 31, 2022, 2021 and 2020 (In thousands of Brazilian Reais, unless otherwise stated)
d)    Leases
Set out below are the carrying amounts of the Group’s right-of-use assets and lease liabilities and the movements during the period:

	Right-of-use assets	Lease liabilities

As of January 1, 2021	183,134	208,448
Additions (i)	116,248	116,248
Depreciation expense	(45,511)	—
Write-offs	(856)	—
Interest expense	—	17,488
Revaluation	25,305	24,234
Effects of exchange rate	6,189	7,486
Payment of lease liabilities	—	(55,349)
As of December 31, 2021	284,509	318,555

Current	—	71,925
Non-current	284,509	246,630

As of January 1, 2022	284,509	318,555
Additions (i)	49,764	49,853
Depreciation expense	(79,256)	—
Interest expense	—	22,794
Revaluation	8,929	(89)
Effects of exchange rate	(5,455)	(5,820)
Payment of lease liabilities	—	(99,655)
As of December 31, 2022	258,491	285,638

Current	—	69,722
Non-current	258,491	215,916

(i)Additions to right-of-use assets in the period include prepayments to lessors and accrued liabilities.
The Group did not recognize rent expense from short-term leases and low-value assets in December 31, 2022 (R$1,021 - December 31, 2021). The total rent expense of R$14,491 (R$17,795 – December 31, 2021), includes other expenses related to leased offices such as condominiums.

Notes to Consolidated Financial Statements	F-55	FORM 20-F

«Table of Contents | « Index to Financial Statements

XP Inc. and its subsidiaries Notes to consolidated financial statements December 31, 2022, 2021 and 2020 (In thousands of Brazilian Reais, unless otherwise stated)
17.    Financing instruments payable

	2022	2021

Market funding operations (a)	38,093,772	20,122,206
Deposits	20,261,532	9,898,630
Demands deposits	803,031	229,691
Time deposits	19,445,276	9,662,694
Interbank deposits	13,225	6,245
Financial bills	5,675,596	2,587,738
Structured operations certificates	12,109,576	7,635,838
Others	47,068	—
Debt securities (b)	5,589,857	4,306,880
Debentures	2,028,681	169,094
Bond	3,561,176	4,137,786
Total	43,683,629	24,429,086

Current	19,794,572	8,018,854
Non-Current	23,889,057	16,410,232
(a)    Maturity

	Maturity - 2022
Class	Within 30 days	From 31 to 60 days	From 61 to 90 days	From 91 to 180 days	From 181 to 360 days	After 360 days	Total

Demand deposits	803,031	—	—	—	—	—	803,031
Others	—	—	1,031	13,053	32,984	—	47,068
Time deposits	3,604,494	4,273,475	5,187,106	1,382,514	2,016,732	2,980,955	19,445,276
Interbank deposits	—	—	—	3,092	—	10,133	13,225
Financial bills	—	—	2,390	1,637,547	405,901	3,629,758	5,675,596
Structured operations certificates	—	—	5,720	35,773	261,019	11,807,064	12,109,576
Total	4,407,525	4,273,475	5,196,247	3,071,979	2,716,636	18,427,910	38,093,772

	Maturity – 2021
Class	Within 30 days	From 31 to 60 days	From 61 to 90 days	From 91 to 180 days	From 181 to 360 days	After 360 days	Total

Demand deposits	229,691	—	—	—	—	—	229,691
Time deposits	751,676	520,694	712,092	3,231,965	2,341,770	2,104,497	9,662,694
Interbank deposits	—	3,125	—	—	—	3,120	6,245
Financial bills	—	—	—	10,945	6,164	2,570,629	2,587,738
Structured operations certificates	1,510	3,940	5,428	9,120	21,640	7,594,200	7,635,838
Total	982,877	527,759	717,520	3,252,030	2,369,574	12,272,446	20,122,206

Notes to Consolidated Financial Statements	F-56	FORM 20-F

«Table of Contents | « Index to Financial Statements

XP Inc. and its subsidiaries Notes to consolidated financial statements December 31, 2022, 2021 and 2020 (In thousands of Brazilian Reais, unless otherwise stated)
(b)    Debt securities
The total balance is comprised of the following issuances:

		2022			2021
		Up to 1 year	1-5 years	Total	Up to 1 year	1-5 years	Total

Bonds (i)	Fixed rate	128,710	3,432,466	3,561,176	—	4,137,786	4,137,786
Debentures (ii) (iii)	Floating rate	106,118	1,922,563	2,028,681	169,094	—	169,094
Total		234,828	5,355,029	5,589,857	169,094	4,137,786	4,306,880
Current				234,828			169,094
Non- Current				5,355,029			4,137,786
(i)    XP Inc Bonds
On July 1, 2021, XP Inc. concluded the issuance of a gross of US$750 million senior unsecured notes with net proceeds of US$739 million (R$3,697 million) with maturity on July 1, 2026 and coupon at the rate of 3.250% per year, which will be guaranteed by XP Investimentos S.A.
(ii)    XP Energia issuance
On December 8, 2021, XP Energia issued non-convertible Debentures in the amount of R$485,511. The Debentures series has a maximum authorized issuance up to R$1,000,000. The objective is to fund the Group’s working capital and treasury investments related to wholesale electricity trade business. The principal amount is due and will be paid on the maturity date of December 8, 2023. The interest rate is CDI+2.5% annually payable. On December 31, 2022 the total amount is R$736,431, out of which R$106,118 is held by entities outside the Group and as such is included in the consolidated financial statement.
(iii) XP Investimentos debentures
On July 19, 2022, XP Investimentos issued non-convertible debentures in the amount of R$1,800,000 (R$900,000 of series 1 and R$900,000 of series 2). The debentures series, added together, has a maximum authorized issuance up to R$1,800,000. The principal amount is due and will be paid on the maturity date as follow: (i) June 23, 2024 (series 1) and (ii) June 23, 2025 (series 2). The interest rates for series 1 and series 2 debentures are CDI+1.75% and CDI+1.90%, respectively. On December 31, 2022, the total amount is R$1,922,563.

18.    Securities trading and intermediation

Represented by operations at B3 on behalf of and on account of third parties, with liquidation operating cycle between D+1 and D+3.

	2022	2021

Cash and settlement records	1,394,451	107,246
Debtors pending settlement	1,980,341	1,380,393
(-) Expected losses on Securities trading and intermediation (a)	(105,179)	(81,988)
Other	1,387	—
Total Assets	3,271,000	1,405,651

Cash and settlement records	171,659	365,700
Creditors pending settlement	2,401,828	1,997,702
Customer's cash on investment account	13,489,210	13,234,153
Total Liabilities	16,062,697	15,597,555

(a)The reconciliation of gross carrying amount and the expected loss segregated by stage according to IFRS 9 is included in Note 14.

Notes to Consolidated Financial Statements	F-57	FORM 20-F

«Table of Contents | « Index to Financial Statements

XP Inc. and its subsidiaries Notes to consolidated financial statements December 31, 2022, 2021 and 2020 (In thousands of Brazilian Reais, unless otherwise stated)
19.    Borrowings

	Annual Interest rate %	Maturity	2022	2021

Financial institution (i)	2.55%	May 2023	1,586,052	1,651,871
Financial institution (ii)	CDI (*)+ 0.740%	April 2023	279,828	276,911
Third parties			1,865,880	1,928,782

Total borrowings			1,865,880	1,928,782

Current			1,865,880	1,661,067
Non-current			—	267,715

(*)    Brazilian Interbank Offering Rate (CDI).
(i)Loan agreement with Banco Nacional de México. On May 2022, the loan agreement was rolled over for 1 year, amending the maturity to May 2023.
(ii)Loan agreement entered into on March 28, 2018 with the International Finance Corporation (IFC). The principal amount is due on the maturity date and accrued interests payable at every six months.

Some of the obligations above contain financial covenants, which have certain performance conditions. The Group has complied with these covenants throughout the reporting period (Note 36 (ii)).
20.    Other financial assets and financial liabilities

(a)    Other financial assets

	2022	2021

Foreign exchange portfolio	2,145,174	331,563
Receivables from IFAs	172,884	177,895
Compulsory and other deposits at central banks	1,119,169	—
Other financial assets	131,071	1,723
(-) Expected losses on other financial assets (i)	(51,109)	(49,666)
Total	3,517,189	461,515

Current	2,791,244	331,563
Non-current	725,945	129,952

(i)The reconciliation of gross carrying amount and the expected loss according to IFRS 9 is presented in Note 14.

Notes to Consolidated Financial Statements	F-58	FORM 20-F

«Table of Contents | « Index to Financial Statements

XP Inc. and its subsidiaries Notes to consolidated financial statements December 31, 2022, 2021 and 2020 (In thousands of Brazilian Reais, unless otherwise stated)
(b)    Other financial liabilities

	2022	2021

Foreign exchange portfolio	2,405,429	425,409
Structured financing (i)	1,933,522	2,415,400
Credit cards operations	4,987,390	2,522,833
Contingent consideration (ii)	566,930	743,443
Commitments subject to possible redemption (iii)	1,049,130	1,080,721
Lease liabilities	285,638	318,555
Others	326,174	174,111
Total	11,554,213	7,680,472

Current	11,014,262	5,860,674
Non-current	539,951	1,819,798

(i)Financing for maintenance of financial assets required to perform financial transactions.
(ii)Contractual contingent considerations mostly associated with the investment acquisition. The maturity of the total contingent consideration payment is up to 5 years and the contractual maximum amount payable is R$1,143 (the minimum amount is zero).
(iii)Related to the IPO transaction of XPAC Acquisition Corp. that occurred on August 3, 2021. The capital issued by XPAC Acquisition Corp. includes conditionally redeemable Class A ordinary shares that feature redemption rights that are either within the control of the holder or subject to redemption upon the occurrence of uncertain events not solely within the Company’s control. The noncontrolling shareholders of XPAC Acquisition Corp. have the right to redeem their shares in cash at the earliest of (i) upon the completion of XPAC Acquisition Corp’s initial business combination or (ii) 24 months from the closing of the IPO transaction.
21.    Social and statutory obligations

Social and statutory obligations are mainly composed from the Group sharing program for its employees which does not extend to the Executive Board. As of December 31, 2022, the balance of unrealized gains on the balance sheet under the "Social and statutory obligations” line item is R$968,119 (R$1,022,212 as of December 31, 2021).

	2022	2021

Obligations to non-controlling interest	40,646	106,648
Employee profit-sharing (a)	794,761	776,713
Salaries and other benefits payable	132,712	138,851
Total	968,119	1,022,212

(a)The Group has a bonus scheme for its employees based on a profit-sharing program as agreed under collective bargaining with the syndicate, which does not extend to the Executive Board. The bonus is calculated at each half of the year and payments are made in February and August.
22.    Tax and social security obligations

	2022	2021

Income Tax (IRPJ and CSLL) (i)	143,133	273,395
Taxes on long term incentive plan (ii)	120,194	155,454
Contributions over revenue (PIS and COFINS)	11,475	32,140
Taxes on services (ISS)	20,042	23,260
Contributions for Social Security (INSS)	24,927	20,318
Others	45,648	45,084
Total	365,419	549,651
Current	365,419	549,651
Non-current	—	—

(i) The Group income tax liability is presented net of tax assets which the entities are allowed to offset during the current year. The line includes current Corporate Income Tax (CIT) liability of R$164,767 (R$298,088 - 2021), taxes that XP is responsible to pay on behalf of its clients (i.e., withholding taxes over client’s investments) in the amount of R$20,741 (R$17,561 - 2021) and withholding taxes assets of R$42,375 (R$42,254 - 2021).
(ii) The amount classified as “Taxes on long term incentive plan” includes mostly contributions to Brazilian Social Security Programs FGTS and INSS.

Notes to Consolidated Financial Statements	F-59	FORM 20-F

«Table of Contents | « Index to Financial Statements

XP Inc. and its subsidiaries Notes to consolidated financial statements December 31, 2022, 2021 and 2020 (In thousands of Brazilian Reais, unless otherwise stated)
23.    Retirement plans liabilities

As of December 31, 2022, active plans are principally accumulation of financial resources through products PGBL and VGBL structured in the form of variable contribution, for the purpose of granting participants with returns based on the accumulated capital in the form of monthly withdraws for a certain term or temporary monthly withdraws.
In this respect, such financial products represent investment contracts that have the legal form of retirement plans, but which do not transfer insurance risk to the Group. Therefore, contributions received from participants are accounted for as liabilities and balance consists of the balance of the participant in the linked Specially Constituted Investment Fund (“FIE”) at the reporting date (Note 7a (i)).
Changes in the period

	2022	2021

As of January 1	31,921,400	13,387,913
Contributions received	3,007,321	3,056,032
Transfer with third party plans	10,580,681	16,854,605
Withdraws	(3,441,303)	(1,468,710)
Other provisions (Constitution/Reversion)	54,828	14,680
Monetary correction and interest income	3,610,888	76,880
As of December 31	45,733,815	31,921,400
24.    Income tax

(a)    Deferred income tax
Deferred tax assets (DTA) and deferred tax liabilities (DTL) are comprised of the main following components:

	Balance Sheet		Net change in the year
	2022	2021	2022	2021	2020

Tax losses carryforwards	575,120	108,138	455,221	100,756	(9,764)
Goodwill on business combinations (i)	6,376	12,429	(6,053)	(10,409)	535
Provisions for IFAs’ commissions	71,986	76,974	(4,988)	(17,570)	26,503
Revaluations of financial assets at fair value	(214,456)	173,740	(239,041)	190,520	(42,039)
Expected credit losses (ii)	58,208	43,931	14,277	24,487	13,778
Profit sharing plan	269,949	260,865	9,084	96,057	23,672
Net gain on hedge instruments	(11,169)	28,124	(39,293)	7,137	57,371
Share-based compensation	566,721	385,594	181,127	269,618	113,025
Other provisions	178,104	154,340	23,764	86,845	34,211
Total	1,500,839	1,244,135	256,704	747,441	217,292
Deferred tax assets	1,611,882	1,273,069
Deferred tax liabilities	(111,043)	(28,934)

(i)For tax purposes, goodwill is amortized over 5 years on a straight-line basis when the entity acquired is sold or merged into another entity.
(ii)Include expected credit loss on accounts receivable, loan operations and other financial assets.

Notes to Consolidated Financial Statements	F-60	FORM 20-F

«Table of Contents | « Index to Financial Statements

XP Inc. and its subsidiaries Notes to consolidated financial statements December 31, 2022, 2021 and 2020 (In thousands of Brazilian Reais, unless otherwise stated)
The changes in the net deferred tax were recognized as follows:

	2022	2021	2020

At January 1	1,244,135	496,695	279,401
Foreign exchange variations	5,786	(16,950)	6,373
Charges to statement of income	397,792	387,551	196,498
Tax relating to components of other comprehensive income	(146,874)	376,839	14,423
At December 31	1,500,839	1,244,135	496,695
Unrecognized deferred taxes
Deferred tax assets are recognized for tax losses to the extent that the realization of the related tax benefit against future taxable profits is probable. The Group did not recognize deferred tax assets of R$12,705 (2021 - R$39,446) mainly in respect of losses from subsidiaries overseas and that can be carried forward and used against future taxable income.
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

	2022	2021	2020

Income before taxes	3,444,656	3,815,174	2,421,413
Combined tax rate in Brazil (a)	34.00%	34.00%	34.00%
Tax expense at the combined rate	1,171,183	1,297,159	823,280

Loss (income) from entities not subject to deferred taxation	245	554	(12,470)
Effects from entities taxed at different rates	62,596	146,377	35,377
Effects from entities taxed at different taxation regimes (b)	(1,343,757)	(1,128,400)	(443,579)
Intercompany transactions with different taxation regimes	(46,674)	(79,055)	(74,289)
Tax incentives	(5,346)	(21,036)	(14,354)
Non-deductible expenses (non-taxable income)	3,758	25,216	49,640
Effect from Social Contribution on net equity rate increase	985	—	—
Others	21,455	(18,101)	(23,681)
Total	(135,555)	222,714	339,924

Current	262,237	610,265	536,422
Deferred	(397,792)	(387,551)	(196,498)
Total expense	(135,555)	222,714	339,924

(a)Considering that XP Inc. is domiciled in Cayman and there is no income tax in that jurisdiction, the combined tax rate of 34% demonstrated above is the current rate applied to XP Investimentos S.A. which is the holding company of all operating entities of XP Inc. in Brazil.
(b)Certain eligible subsidiaries adopted the PPM tax regime and the effect of the presumed profit of subsidiaries represents the difference between the taxation based on this method and the amount that would be due based on the statutory rate applied to the taxable profit of the subsidiaries. Additionally, some entities and investment funds adopt different taxation regimes according to the applicable rules in their jurisdictions.

Notes to Consolidated Financial Statements	F-61	FORM 20-F

«Table of Contents | « Index to Financial Statements

XP Inc. and its subsidiaries Notes to consolidated financial statements December 31, 2022, 2021 and 2020 (In thousands of Brazilian Reais, unless otherwise stated)
Other comprehensive income
The tax (charge)/credit relating to components of other comprehensive income is as follows:

	Before tax	(Charge) / Credit	After tax

Foreign exchange variation of investees located abroad	57,439	—	57,439
Gains (losses) on net investment hedge	(91,762)	31,199	(60,563)
Changes in the fair value of financial assets at fair value	40,979	(16,776)	24,203
As of December 31, 2020	6,656	14,423	21,079

Foreign exchange variation of investees located abroad	20,977	—	20,977
Gains (losses) on net investment hedge	(29,701)	10,942	(18,758)
Changes in the fair value of financial assets at fair value	(914,914)	365,897	(549,017)
As of December 31, 2021	(923,638)	376,839	(546,798)

Foreign exchange variation of investees located abroad	(19,645)	—	(19,645)
Gains (losses) on net investment hedge	26,154	(8,902)	17,252
Changes in the fair value of financial assets at fair value	356,078	(137,972)	218,106
As of December 31, 2022	362,587	(146,874)	215,713
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
As of December 31, 2022, the Company had R$24 of issued capital which were represented by 447,801,661 Class A common shares and 112,717,094 Class B common shares.
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

Notes to Consolidated Financial Statements	F-62	FORM 20-F

«Table of Contents | « Index to Financial Statements

XP Inc. and its subsidiaries Notes to consolidated financial statements December 31, 2022, 2021 and 2020 (In thousands of Brazilian Reais, unless otherwise stated)
The Articles of Association provide that at any time when there are Class A common shares in issue, Class B common shares may only be issued pursuant to: (a) a share split, subdivision of shares or similar transaction or where a dividend or other distribution is paid by the issue of shares or rights to acquire shares or following capitalization of profits; (b) a merger, consolidation, or other business combination involving the issuance of Class B common shares as full or partial consideration; or (c) an issuance of Class A common shares, whereby holders of the Class B common shares are entitled to purchase a number of Class B common shares that would allow them to maintain their proportional ownership and voting interests in XP Inc.
Below is a summary of the issuances and conversions of shares during 2022 and 2021:

	Class A (prior common shares)	Class B (prior preferred shares)	Total Shares

As of December 31, 2020	377,764,985	181,293,980	559,058,965
Transfer of classes	45,898,991	(45,898,991)	—
Follow on offering	489,759	—	489,759
As of December 31, 2021	424,153,735	135,394,989	559,548,724

Transfer of classes	22,677,895	(22,677,895)	—
Issuance of shares	970,031	—	970,031
As of December 31, 2022	447,801,661	112,717,094	560,518,755
On October 8, 2021 XP Inc issued 489,759 Class A common shares (R$112,642) as part of our acquisition of a minority stake of Jive Investments (non-cash transaction).
On January 10, 2022, XP Inc issued 445,328 Class A common shares (R$70,030) as part of our acquisition of a minority stake of Vista Capital (non-cash transaction).
As mentioned in Note 32, the Board of Directors approved in December 2019 a share based long-term incentive plan, in which the maximum number of shares should not exceed 5% of the issued and outstanding shares. As of December 31, 2022, the outstanding number of shares reserved under the plans is 13,684,424 restricted share units (“RSUs”) (2021 - 15,153,830) and 2,527,242 performance restricted units (“PSUs”) (2021 - 2,966,060) to be issued at the vesting date.
During the year ended December 31, 2022, XP Inc issued 524,703 Class A common shares (R$95,241) in connection with vestings occurred under the share based long-term incentive plan.
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
(c)    Treasury Shares
The Group recognized amounts of treasury shares as a result of: (i) the merger of XPart into XP Inc., which was settled through XP Inc.’s own shares; (ii) the share buy-back program, approved in May 2022; (iii) the share purchase agreement with Itaú Unibanco, signed on June 2022; and (iv) the share purchase agreement with Itaúsa S.A., signed on November 2022. The treasury shares are registered as a deduction from equity until the shares are canceled or reissued.

As of December 31, 2022, the Group held 19,203,135 shares in treasury (726,776 - December 31, 2021) with an amount of R$1,986,762 (R$171,939 - December 31, 2021).
(d)    Dividends distribution
The Group has not adopted a dividend policy with respect to future distributions of dividends. The amount of any distributions will depend on many factors such as the Company's results of operations, financial condition, cash requirements, prospects and other factors deemed relevant by XP Inc.board of directors and, where applicable, the shareholders.

Notes to Consolidated Financial Statements	F-63	FORM 20-F

«Table of Contents | « Index to Financial Statements

XP Inc. and its subsidiaries Notes to consolidated financial statements December 31, 2022, 2021 and 2020 (In thousands of Brazilian Reais, unless otherwise stated)
For the years ended December 31, 2022 and 2021 XP Inc. did not declare and paid dividends to the shareholders.
Non-controlling shareholders of some XP Inc’s subsidiaries received dividends in the year ended in December 31, 2022.
(e)    Other comprehensive income
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
(a)    Key-person management compensation
Key management includes executive statutory directors, members of the Board of Directors and Executive Boards. The compensation paid or payable to key management for their services is shown below:

	2022	2021	2020

Fixed compensation	7,837	8,801	6,335
Variable compensation	60,781	44,362	55,909
Total	68,618	53,163	62,244
In 2022 and 2021, the Board of Directors approved the grant of performance share unit (“PSUs”) to certain directors (Note 32). The executive statutory directors of XP Inc control XP Control LLC.
(b)    Transactions with related parties
The main transactions carried with related parties for year-end balances arising from such transactions are as follows:

	Assets/(Liabilities)		Revenue/(Expenses)
Relation and transaction	2022	2021	2022	2021	2020

Shareholders with significant influence (i)	(3,562,079)	(2,096,701)	(160,835)	(60,177)	(53,881)
Securities	238,088	194,892	24,770	4,270	9,629
Securities purchased under agreements to resell	—	—	9,370	19,098	—
Accounts receivable and Loans operations	476	9,205	1,330	744	505
Securities sold under repurchase agreements	(3,800,643)	(2,300,798)	(196,305)	(84,268)	(62,951)
Borrowings	—	—	—	(21)	(1,064)

(i)These transactions are mainly related to Itaúsa S.A. Group.
Transactions with related parties also includes transactions among the Company and its subsidiaries in the course of normal operations, including services rendered such as: (i) education, consulting and business advisory; (ii) financial advisory and financial consulting in general; (iii) management of resources and portfolio management; (iv) information technology and data processing; and (v) insurance. The effects of those transactions have been eliminated and do not have effects on the consolidated financial statements.

Notes to Consolidated Financial Statements	F-64	FORM 20-F

«Table of Contents | « Index to Financial Statements

XP Inc. and its subsidiaries Notes to consolidated financial statements December 31, 2022, 2021 and 2020 (In thousands of Brazilian Reais, unless otherwise stated)
27.    Provisions and contingent liabilities

The Company and its subsidiaries are party to judicial and administrative litigations before various courts and government bodies, arising from the normal course of operations, involving tax, civil and labor matters and other issues. Periodically, Management evaluates the tax, civil and labor risks, based on legal, economic and tax supporting data, in order to classify the risks as probable, possible or remote, in accordance with the chances of them occurring and being settled, taking into consideration, case by case, the analyses prepared by external and internal legal advisors.

	2022	2021

Tax contingencies	—	10,374
Civil contingencies	20,419	12,539
Labor contingencies	7,908	6,395
Other provisions (i)	15,214	—
Total provision	43,541	29,308

Judicial deposits (ii)	12,077	11,202

(i) The Group recorded a provision for the credit risk exposure related to probable future payments expected to occur in the ordinary course of its operations.
(ii) There are circumstances in which the Group is questioning the legitimacy of certain litigations or claims filed against it. As a result, either because of a judicial order or based on the strategy adopted by Management, the Group might be required to secure part or the whole amount in question by means of judicial deposits, without this being characterized as the settlement of the liability. These amounts are classified as “Other assets” on the consolidated balance sheets and referred above for information.
Changes in the provision during the year

	2022	2021	2020

Balance at January 1	29,308	19,711	15,193
Monetary correction	4,449	6,837	4,102
Provision	23,844	8,457	3,499
Reversed	(11,539)	(3,132)	(1,454)
Payments	(2,521)	(2,565)	(1,629)
Balance at December 31	43,541	29,308	19,711
Nature of claims
a)    Tax
As of December 31, 2022, the Group does not have tax claims classified as probable risk of loss (December 31, 2021 - R$10,374).
b)    Civil
Most of the civil and administrative claims involve matters that are normal and specific to the business and refer to demands for indemnity primarily due to: (i) financial losses in the stock market; (ii) portfolio management; and (iii) alleged losses generated from the liquidation of customers assets in portfolio due to margin cause and/or negative balance. As of December 31, 2022, there were 181 (December 31, 2021 - 105) civil and administrative claims for which the likelihood of loss has been classified as probable, in the amount of R$20,419 (December 31, 2021 - R$12,539).
c)    Labor
Labor claims to which the Group is party primarily concern: (i) the existence (or otherwise) of a working relationship between the Group and IFAs; and (ii) severance payment of former employees. As of December 31, 2022, the Company and its subsidiaries are the defendants in 28 cases (December 31, 2021 - 18) involving labor matters for which the likelihood of loss has been classified as probable, in the amount of R$7,908 (December 31, 2021 - R$6,395).

Notes to Consolidated Financial Statements	F-65	FORM 20-F

«Table of Contents | « Index to Financial Statements

XP Inc. and its subsidiaries Notes to consolidated financial statements December 31, 2022, 2021 and 2020 (In thousands of Brazilian Reais, unless otherwise stated)
Contingent liabilities - probability of loss classified as possible
In addition to the provisions mentioned above, the Company and its subsidiaries are party to several labor, civil and tax contingencies in progress, in which they are the defendants, and the likelihood of loss, based on the opinions of the internal and external legal advisors, is considered possible. The contingencies amount to approximately R$893,745 (December 31, 2021 - R$487,121).
Below these claims are summarized by nature:

	2022	2021

Tax (i) (ii)	543,463	228,602
Civil (iii)	335,644	232,775
Labor	14,638	25,744
Total	893,745	487,121

(i) Employees Profit Sharing Plans: At the end of years 2015, 2019 and 2021 tax authorities issued assessments against the Group claiming mainly for allegdelly unpaid social security contributions on amounts due and paid to employees as profit sharing plans related to calendar years of 2011, 2015, 2017 and 2018. According to the tax authorities the Group profit sharing plans did not comply with the provisions of Law 10,101/00.
a.Tax assessment related to 2011: The first and the second administrative appeals were denied, and currently the Group awaits for the judgment of the special appeal by the Superior Court of the Administrative Council of Tax Appeals (“CARF”). There are other favorable CARF precedents on the subject and the Group obtained legal opinions that support the Group’s defense and current practice. The amount claimed is R$19,545.
b.Tax assessment related to 2015: The first administrative appeal was denied, and currently the Group awaits for the judgment of the second appeal by the CARF. There are other favorable CARF precedents on the subject and the Group obtained legal opinions that support the Group’s defense and current practice. The amount claimed is R$49,818.
c.Tax assessment related to 2017: In addition to the claim related to the employees profit sharing plan tax authorities are also challenging the dedutibiliy for Corporate Income Tax (IRPJ) and Social Contribution of Net Profits (CSLL) purposes of the amounts paid under such plan to the members of the Group’s Council. An administrative appeal was filed against the assessment, which is awaiting judgment by the Federal Revenue Service of Brazil (“RFB”). The total amount claimed is R$107,614.
d.Tax assessment related to 2018: The Group will appeal against the assessement. The total amount claimed is R$129,444 and the risk of loss for this claim was classified as possible.
e.In June 2022, the Group was notified by the Public Labor Ministry for allegedly unpaid FGTS (Fund for Severance Indeminity Payment) on the amounts paid to employees under profit sharing plans related to years 2015 to 2020. According to the tax authorities the Group profit sharing plans did not comply with the provisions of Law 10,101/00. The Group presented its administrative defense and awaits for the judgmente of the appeal. The total amount claimed is R$131,785. The risk of loss for this claim was classified as possible.
(ii) Amortization of goodwill: The Group also received three tax assessments in which the tax authorities challenge the dedutibiliy for Corporate Income Tax (IRPJ) and Social Contribution of Net Profits (CSLL) of the expenses deriving from the amortization of goodwill registered upon the acquisitions made by the Group between 2013 and 2016. According to the tax authorities the respective goodwill was registered in violation of Laws 9.532/97 and 12.973/14, respectively. Currently, the three proceedings are pending judgment by the first instance of RFB. Also, the Group have filed two lawsuits to prevent the issuance of new tax assessments related to such goodwill for other periods.
(iii) The Group is defendant in 688 (December 31, 2021 – 586) civil and administrative claims by customers and investment agents, mainly related to portfolio management, risk rating, copyrights and contract termination. The total amount represents the collective maximum value to which the Group is exposed based on the claims’ amounts monetarily restated.

Notes to Consolidated Financial Statements	F-66	FORM 20-F

«Table of Contents | « Index to Financial Statements

XP Inc. and its subsidiaries Notes to consolidated financial statements December 31, 2022, 2021 and 2020 (In thousands of Brazilian Reais, unless otherwise stated)
28.    Total revenue and income

a)    Net revenue from services rendered
Revenue from contracts with customers derives mostly from services rendered and fees charged at daily transactions from customers, therefore mostly recognized at a point in time. Disaggregation of revenue by major service lines are as follows:

	2022	2021	2020

Major service lines
Brokerage commission	2,102,878	2,465,217	2,139,985
Securities placement	1,631,399	1,917,403	1,429,824
Management fees	1,580,770	1,489,736	1,224,125
Insurance brokerage fee	153,230	133,070	112,802
Educational services	27,371	71,295	118,272
Commissions Fees	563,987	192,923	90,804
Other services	449,121	532,035	386,780
Gross revenue from services rendered	6,508,756	6,801,679	5,502,592
(-) Sales taxes and contributions on revenue (i)	(568,300)	(605,214)	(486,104)
Net revenue from services rendered	5,940,456	6,196,465	5,016,488

(i)Mostly related to taxes on services (ISS) and contributions on revenue (PIS and COFINS).
b)    Net income from financial instruments

	2022	2021	2020

Net Income of financial instruments at fair value through profit or loss	6,326,080	7,555,132	3,020,698
Net Income of financial instruments measured at amortized cost and at fair value through other comprehensive income	1,201,253	(1,558,060)	188,196
(-) Taxes and contributions on financial income	(120,399)	(116,425)	(73,777)
	7,406,934	5,880,647	3,135,117
c)    Disaggregation by geographic location
Breakdown of total net revenue and income and selected assets by geographic location:

	2022	2021	2020

Brazil	12,855,909	11,723,976	7,454,304
United States	449,447	332,046	655,817
Europe	42,034	21,090	41,484
Total Revenue and Income	13,347,390	12,077,112	8,151,605

	2022	2021

Brazil	8,649,964	7,698,115
United States	488,158	106,736
Europe	49,496	1,746
Selected assets (i)	9,187,618	7,806,597

(i)Selected assets are total assets of the Group, less: cash, financial assets and deferred tax assets, which are presented by geographic location.
None of the clients represented more than 10% of our revenues for the periods presented.

Notes to Consolidated Financial Statements	F-67	FORM 20-F

«Table of Contents | « Index to Financial Statements

XP Inc. and its subsidiaries Notes to consolidated financial statements December 31, 2022, 2021 and 2020 (In thousands of Brazilian Reais, unless otherwise stated)
29.    Operating costs

	2022	2021	2020

Commission and incentive costs	2,813,308	2,719,611	2,087,197
Operating losses	70,956	35,844	31,295
Other costs	986,832	674,654	526,867
Clearing house fees	427,844	411,605	344,278
Third parties’ services	53,779	88,431	92,997
Credit card cashback	262,429	91,093	—
Other (i)	242,780	83,525	89,592
Total	3,871,096	3,430,109	2,645,359

(i) Other cost includes operational losses incurred in the ordinary course of the Group’s business and other costs.

30.    Operating expenses by nature

	2022	2021	2020

Selling expenses	138,722	227,483	134,915
Advertising and publicity	138,722	227,483	134,915

Administrative expenses	5,641,233	4,692,698	3,013,598
Personnel expenses	3,943,284	3,427,220	2,138,470
Compensation	1,597,229	1,416,247	846,742
Employee profit-sharing and bonus	1,540,172	1,362,046	807,640
Executives profit-sharing	100,732	143,763	194,419
Benefits	195,763	130,187	75,302
Social charges	487,237	358,878	208,151
Other	22,151	16,099	6,216

Other taxes expenses	71,396	53,603	44,029
Depreciation of property and equipment and right-of-use assets	110,248	68,618	67,422
Amortization of intangible assets	95,629	163,112	75,839
Other administrative expenses	1,420,676	980,145	687,838
Data processing	685,946	450,796	322,659
Technical services	188,986	167,984	101,389
Third parties' services	397,585	249,514	168,019
Rent expenses	14,491	16,498	17,955
Communication	27,076	30,041	29,311
Travel	40,243	13,282	9,923
Legal and judicial	9,873	9,292	6,976
Other	56,476	42,738	31,606
Total	5,779,955	4,920,181	3,148,513

Notes to Consolidated Financial Statements	F-68	FORM 20-F

«Table of Contents | « Index to Financial Statements

XP Inc. and its subsidiaries Notes to consolidated financial statements December 31, 2022, 2021 and 2020 (In thousands of Brazilian Reais, unless otherwise stated)
31.    Other operating income/(expenses), net

	2022	2021	2020

Other operating income	353,834	413,665	377,480
Revenue from incentives from Tesouro Direto, B3 and others (a)	284,661	366,163	352,879
Interest received on tax	15,436	7,604	5,521
Recovery of charges and expenses	5,945	4,473	1,798
Reversal of operating provisions	11,704	7,422	1,366
Other	36,088	28,003	15,916

Other operating expenses	(96,890)	(89,311)	(206,427)
Legal, administrative proceedings and agreement with customers	(8,563)	(3,667)	(45,277)
Losses on write-off and disposal of assets	(6,794)	(4,377)	(52,102)
Tax incentive expenses	(5,780)	(10,788)	(8,136)
Fines and penalties	(4,574)	(1,378)	(16,995)
Associations and regulatory fees	(15,118)	(11,714)	(13,524)
Charity	(34,005)	(30,171)	(41,654)
Other	(22,056)	(27,216)	(28,739)
Total	256,944	324,354	171,053

(a)Includes incentives received from third parties, mainly due to the joint development of retail products, and also the association of such entities with the XP ecosystem.
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
Under the Performance Share Unit, stocks are granted to eligible participants and their vesting period and conditions are determined at each new grant, also based on the total shareholder return (TSR), including share price growth, dividends and capital returns.
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
The Group uses certain methodologies to estimate fair value which include the following:
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

Notes to Consolidated Financial Statements	F-69	FORM 20-F

«Table of Contents | « Index to Financial Statements

XP Inc. and its subsidiaries Notes to consolidated financial statements December 31, 2022, 2021 and 2020 (In thousands of Brazilian Reais, unless otherwise stated)
c)    Outstanding shares granted and valuation inputs
The maximum number of shares available for issuance under the share-based plan shall not exceed 5% of the issued and outstanding shares. As of December 31, 2022, the outstanding number of Company reserved under the plans were 16,211,666 (December 31, 2021 - 18,119,890) including RSUs 13,684,424 (December 31, 2021 - 15,153,830) and 2,527,242 PSUs (December 31, 2021 - 2,966,060).
Set out below are summaries of XP Inc's RSU and PSU activity for 2022 and 2021.

	RSUs	PSUs	Total
(In thousands, except weighted-average data, and where otherwise stated)	Number of units	Number of units	Number of units

Outstanding, January 1, 2021	11,079,736	2,819,912	13,899,648
Granted	5,709,046	230,086	5,939,132
Forfeited	(1,634,952)	(83,938)	(1,718,890)
Outstanding, December 31, 2021	15,153,830	2,966,060	18,119,890

Outstanding, January 1, 2022	15,153,830	2,966,060	18,119,890
Granted	814,745	—	814,745
Forfeited	(1,559,670)	(438,818)	(1,998,488)
Vested	(724,481)	—	(724,481)
Outstanding, December 31, 2022	13,684,424	2,527,242	16,211,666
As of December 31, 2022, total compensation expense of the plans was R$793,249 (2021 - R$654,876), including R$189,295 (2021 - R$93,421) of tax provisions, and does not include any tax benefits on total share-based compensation expense once this expense is not deductible for tax purposes. The tax benefits will be perceived when the shares are converted into common shares.
The original weighted-average grant-date fair value of RSU and PSU shares was US$27 and US$34.56 respectively. In May 2020, the Company decided to update the measurement condition of its PSU shares, replacing the TSR measurement from US Dollars (US$) to Brazilian Reais (R$), being therefore subject to exchange variation. The weighted-average grant-date fair value of PSU shares for the updated plan was US$52.41. The incremental fair value will be recognized as an expense over the period from the modification date to the end of the vesting period. All other conditions of the PSU shares plan have not been modified. The average grant date fair value in the year ended December 31, 2022 was US$40.41.
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

Notes to Consolidated Financial Statements	F-70	FORM 20-F

«Table of Contents | « Index to Financial Statements

XP Inc. and its subsidiaries Notes to consolidated financial statements December 31, 2022, 2021 and 2020 (In thousands of Brazilian Reais, unless otherwise stated)
The following table presents the calculation of net income applicable to the owners of the parent and basic and diluted EPS for the years ended December 31, 2022, 2021 and 2020.

	2022	2021	2020

Net Income attributable to owners of the Parent	3,579,050	3,589,416	2,076,430
Basic weighted average number of outstanding shares (i) (iii)	555,429	559,004	552,291
Basic earnings per share - R$	6.4438	6.4211	3.7597

Effect of dilution
Shared-based plan (ii) (iii)	17,577	14,496	6,817
Diluted weighted average number of outstanding shares (iii)	573,006	573,499	559,108
Diluted earnings per share - R$	6.2461	6.2588	3.7138

(i)See on note 25, the number of XP Inc.’s outstanding common shares during the year
(ii)See on note 32, the number of shares granted and forfeited during the year regarding XP Inc.’s Share-based plan.
(iii)Thousands of shares.
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
Specific valuation techniques used to value financial instruments include:
•Financial assets (other than derivatives) – The fair value of securities is determined by reference to their closing prices on the date of presentation of the consolidated financial statements. If there is no market price, fair value is estimated based on the present value of future cash flows discounted using the observable rates and market rates on the date of presentation.
•Swap – These operations swap cash flow based on the comparison of profitability between two indexers. Thus, the agent assumes both positions – put in one indexer and call on another.
•Forward – at the market quotation value, and the installments receivable or payable are fixed to a future date, adjusted to present value, based on market rates published at B3.
•Futures – Foreign exchange rates, prices of shares and commodities are commitments to buy or sell a financial instrument at a future date, at a contracted price or yield and may be settled in cash or through delivery. Daily cash settlements of price movements are made for all instruments.
•Options – option contracts give the purchaser the right to buy or sell the instrument at a fixed price negotiated at a future date. Those who acquire the right must pay a premium to the seller. This premium is not the price of the instrument, but only an amount paid to have the option (possibility) to buy or sell the instrument at a future date for a previously agreed price.

Notes to Consolidated Financial Statements	F-71	FORM 20-F

«Table of Contents | « Index to Financial Statements

XP Inc. and its subsidiaries Notes to consolidated financial statements December 31, 2022, 2021 and 2020 (In thousands of Brazilian Reais, unless otherwise stated)
•Others: Derivatives – the warrant liabilities issued by XPAC Corporation Corp. contain features that qualify as embedded derivatives. The fair value of Public Warrants issued in connection with the Initial Public Offering have been measured based on the listed market price of such warrants.
•Other financial assets and liabilities – Fair value, which is determined for disclosure purposes, is calculated based on the present value of the principal and future cash flows, discounted using the observable rates and market rates on the date the financial statements are presented.
•Loans operations – Fair value is determined through the present value of expected future cash flows discounted using the observable rates and market rates on the date the financial statements are presented.
•Contingent consideration – Fair value of the contingent consideration liability related to acquisitions is estimated by applying the income approach and discounting the expected future payments to selling shareholders under the terms of the purchase and sale agreements.
All of the resulting fair value estimates are included in level 2, except for unlisted equity securities, contingent consideration liability and certain financial assets, where the fair values have been determined based on present values and the discount rates used were adjusted for counterparty or own credit risk.
Below are the Group financial assets and liabilities by level within the fair value hierarchy. The Group assessment of the significance of a particular input to the fair value measurement requires judgment and may affect the valuation of fair value assets and liabilities and their placement within the fair value hierarchy levels:

	2022
	Level 1	Level 2	Level 3	Fair Value	Book Value

Financial Assets
Financial assets at Fair value through profit or loss
Securities	73,022,643	14,490,361	—	87,513,004	87,513,004
Derivative financial instruments	296,249	8,920,906	—	9,217,155	9,217,155
Investments in associates measured at fair value	—	—	1,523,425	1,523,425	1,523,425
Fair value through other comprehensive income
Securities	34,478,668	—	—	34,478,668	34,478,668
Evaluated at amortized cost
Securities	7,579,658	1,695,368	—	9,275,026	9,272,103
Securities purchased under agreements to resell	—	7,172,777	—	7,172,777	7,603,820
Securities trading and intermediation	—	3,271,000	—	3,271,000	3,271,000
Accounts receivable	—	597,887	—	597,887	597,887
Loan operations	—	20,874,930	—	20,874,930	22,211,161
Other financial assets	—	3,517,189	—	3,517,189	3,517,189
Financial liabilities
Fair value through profit or loss
Securities loaned	13,048,246	481,019	—	13,529,265	13,529,265
Derivative financial instruments	167,874	8,437,535	—	8,605,409	8,605,409
Evaluated at amortized cost
Securities sold under repurchase agreements	—	31,370,050	—	31,370,050	31,790,091
Securities trading and intermediation	—	16,062,697	—	16,062,697	16,062,697
Financing instruments payable	—	43,669,798	—	43,669,798	43,683,629
Borrowings	—	1,814,714	—	1,814,714	1,865,880
Accounts payables	—	617,394	—	617,394	617,394
Other financial liabilities	—	10,987,283	566,930	11,554,213	11,554,213

Notes to Consolidated Financial Statements	F-72	FORM 20-F

«Table of Contents | « Index to Financial Statements

XP Inc. and its subsidiaries Notes to consolidated financial statements December 31, 2022, 2021 and 2020 (In thousands of Brazilian Reais, unless otherwise stated)

	2021
	Level 1	Level 2	Level 3	Fair Value	Book Value

Financial Assets
Financial assets at Fair value through profit or loss
Securities	49,677,779	8,502,176	—	58,179,955	58,179,955
Derivative financial instruments	194,911	10,748,803	—	10,943,714	10,943,714
Investments in associates measured at fair value	—	—	1,221,424	1,221,424	1,221,424
Fair value through other comprehensive income
Securities	32,332,377	—	—	32,332,377	32,332,377
Evaluated at amortized cost
Securities	1,870,205	671,977	—	2,542,182	2,238,807
Securities purchased under agreements to resell	—	9,124,719	—	9,124,719	8,894,531
Securities trading and intermediation	—	1,405,651	—	1,405,651	1,405,651
Accounts receivable	—	469,086	—	469,086	469,086
Loan operations	—	12,844,037	—	12,844,037	12,819,627
Other financial assets	—	461,515	—	461,515	461,515
Financial liabilities
Fair value through profit or loss
Securities loaned	2,146,398	518,804	—	2,665,202	2,665,202
Derivative financial instruments	157,710	11,750,473	—	11,908,183	11,908,183
Evaluated at amortized cost
Securities sold under repurchase agreements	—	26,276,252	—	26,276,252	26,281,345
Securities trading and intermediation	—	15,597,555	—	15,597,555	15,597,555
Financing instruments payable	—	23,974,348	—	23,974,348	24,429,086
Borrowings	—	1,932,859	—	1,932,859	1,928,782
Accounts payables	—	867,526	—	867,526	867,526
Other financial liabilities	—	6,937,029	743,443	7,680,472	7,680,472
As of December 31, 2022 and 2021 the total contingent consideration liability is reported at fair value and is dependent on the profitability of the acquired associate and businesses. The total contingent consideration is classified within Level 3 of the fair value hierarchy. The contingent consideration liability represents the maximum amount payable under the purchase and sale agreements discounted using an appropriate rate, which includes the Brazilian risk free rate. Changes in an average discount rate of 12.82% by 100 bps would increase/decrease the fair value of contingent consideration liability by R$8,787.
The investments held through our investees which are considered to be venture capital investments are classified as Level 3 of the fair value hierarchy. The inputs used by the Group are derived for discounted rates for these investments using a capital asset model to calculate a pre-tax rate that reflects current market assessments of the time value of money and the risk specific to the asset. Change in the discount rate by 100 bps would increase/decrease the fair value by R$15,523.
Transfers into and out of fair value hierarchy levels are analyzed at the end of each consolidated financial statement. As of December 31, 2022, the Group had no transfers between Level 2 and Level 3.
35.    Management of financial risks and financial instruments

(a)    Overview
The Group is exposed to the following risks:
(i)     Credit risk;
(ii)     Liquidity risk;
(iii)     Market risk;
•Currency risk;
•Interest rate risk;
•Price risk.
(iv)     Operating risk.

Notes to Consolidated Financial Statements	F-73	FORM 20-F

«Table of Contents | « Index to Financial Statements

XP Inc. and its subsidiaries Notes to consolidated financial statements December 31, 2022, 2021 and 2020 (In thousands of Brazilian Reais, unless otherwise stated)
(b)    Risk management structure
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
Management undertakes credit quality analysis of assets that are not past due or reduced to recoverable value. As of December 31, 2022, and 2021 such assets were substantially represented by Loan operations and Securities purchased under agreements to resell of which the counterparties are Brazilian banks with low credit risk, securities issued by the Brazilian government, as well as derivative financial instruments transactions, which are mostly traded on the stock exchange (B3 S.A. – Brasil, Bolsa, Balcão) and which, therefore, have its guarantee.

Notes to Consolidated Financial Statements	F-74	FORM 20-F

«Table of Contents | « Index to Financial Statements

XP Inc. and its subsidiaries Notes to consolidated financial statements December 31, 2022, 2021 and 2020 (In thousands of Brazilian Reais, unless otherwise stated)
The carrying amount of the financial assets representing the maximum exposure to credit risk is shown in the table below:

	2022	2021

Financial assets
Securities purchased under agreements to resell	7,603,820	8,894,531
Securities	131,263,775	92,751,139
Public securities	63,895,371	48,246,922
Private securities	67,368,404	44,504,217
Derivative financial instruments	9,217,155	10,943,714
Securities trading and intermediation	3,271,000	1,405,651
Accounts receivable	597,887	469,086
Loan operations	22,211,161	12,819,627
Other financial assets	3,517,189	461,515
Off-balance exposures (credit card limits)	5,014,845	1,367,399
Total	182,696,832	129,112,662
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
(d1)    Maturities of financial liabilities
The tables below summarizes the Group’s financial liabilities into groupings based on their contractual maturities:

	2022
Liabilities	Up to 1 month	From 2 to 3 months	From 3 to 12 months	From 1 to 5 years	Above 5 years	Contractual cash flow

Securities loaned	13,048,246	—	—	—	481,019	13,529,265
Derivative financial instruments	796,909	845,446	2,340,407	4,507,132	115,515	8,605,409
Securities sold under repurchase agreements	31,790,091	—		—	—	31,790,091
Securities trading and intermediation	16,062,697	—	—	—	—	16,062,697
Financing instruments payable	4,407,525	9,469,722	5,917,325	23,078,719	810,338	43,683,629
Borrowings	—	—	1,865,880	—	—	1,865,880
Accounts payables	617,394	—	—	—	—	617,394
Other financial liabilities	5,959,212	534,835	4,432,215	627,951	—	11,554,213
Total	72,682,074	10,850,003	14,555,827	28,213,802	1,406,872	127,708,578

Notes to Consolidated Financial Statements	F-75	FORM 20-F

«Table of Contents | « Index to Financial Statements

XP Inc. and its subsidiaries Notes to consolidated financial statements December 31, 2022, 2021 and 2020 (In thousands of Brazilian Reais, unless otherwise stated)

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
In addition to the control performed by the tool, the Group adopt guidelines to control the risk of the assets that mark the Treasury operations so that the own portfolios of the participating companies are composed by assets that have low volatility and, consequently, less exposure to risk. In the case of non-compliance with the operational limits, the Treasury Manager shall take the necessary measures to reframe as quickly as possible.
(e1)    Currency risk
The purpose of Group’s management of foreign exchange exposure is to mitigate the effects arising from variation in foreign exchange rates, which may present high volatility periods.
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

Notes to Consolidated Financial Statements	F-76	FORM 20-F

«Table of Contents | « Index to Financial Statements

XP Inc. and its subsidiaries Notes to consolidated financial statements December 31, 2022, 2021 and 2020 (In thousands of Brazilian Reais, unless otherwise stated)
The Group hold interest in XP Holding International LLC, XP Advisors Inc, and XP Holding UK Ltd, whose equity as of December 31, 2022 was US$74,150 thousand (US$52,905 thousand as of December 31, 2021), US$5,744 thousand (US$2,658 thousand as of December 31, 2021) and GBP 6,967 thousand (GBP 1,918 thousand as of December 31, 2021) respectively.
The risk of the XP Holding International LLC and XP Advisors Inc is hedged with the objective of minimizing the volatility of the functional currency (BRL) against the US$ arising from foreign investment abroad (see Note 9).
The foreign currency exposure risk of XP Holding UK Ltd is not hedged.
(e2)    Interest rate risk
It arises from the possibility that the Group incurs in gains or losses arising from fluctuations in interest rates on its financial assets and liabilities.
Below are presented the risk rates that the Group is exposed:
•Selic/DI
•IGPM
•IPCA
•PRE
•Foreign exchange coupon
(e3)    Price risk
Price risk is the risk arising from the change in the price of the investment fund portfolio and of shares listed on the stock exchange, held in the portfolio of the Group, which may affect its profit and loss. The price risk is controlled by the management of the Group, based on the diversification of its portfolio and/or through the use of derivatives contracts, such as options or futures.
(e4)    Sensitivity analysis
According to the market information, the Group performed the sensitivity analysis by market risk factors considered relevant. The largest losses, by risk factor, in each of the scenarios were presented with an impact on the profit and loss, providing a view of the exposure by risk factor of the Group in exceptional scenarios. The following sensitivity analyzes do not consider the functioning dynamics of risk and treasury areas, since once these losses are detected, risk mitigation measures are quickly triggered, minimizing the possibility of significant losses.

		2022
Trading portfolio	Exposures	Scenarios
Risk factors	Risk of variation in:	I	II	III

Fixed interest rate	Fixed interest rate in Reais	(174)	(231,438)	(483,589)
Exchange coupons	Foreign currencies coupon rate	(15)	(5,407)	(10,418)
Foreign currencies	Exchange rates	(2,089)	22,825	(120,873)
Price indexes	Inflation coupon rates	(118)	(19,523)	(40,147)
Shares	Shares prices	(4,689)	(46,927)	(242,687)
Seed Money (i)	Seed Money	(6,685)	(167,106)	(334,211)
		(13,770)	(447,576)	(1,231,925)

Notes to Consolidated Financial Statements	F-77	FORM 20-F

«Table of Contents | « Index to Financial Statements

XP Inc. and its subsidiaries Notes to consolidated financial statements December 31, 2022, 2021 and 2020 (In thousands of Brazilian Reais, unless otherwise stated)

		2021
Trading portfolio	Exposures	Scenarios
Risk factors	Risk of variation in:	I	II	III

Fixed interest rate	Fixed interest rate in Reais	(285)	(110,555)	(204,607)
Exchange coupons	Foreign currencies coupon rate	(35)	(5,578)	(11,325)
Foreign currencies	Exchange rates	(364)	177,203	384,340
Price indexes	Inflation coupon rates	(248)	(53,407)	(103,602)
Shares	Shares prices	(1,483)	(131,753)	92,024
Seed Money (i)	Seed Money	(6,203)	(155,068)	(310,136)
		(8,618)	(279,158)	(153,306)

(i)    Related to seed money strategy, which includes several risk factors that are disclosed in aggregate.
Scenario I: Increase of 1 basis point in the rates in the fixed interest rate yield, exchange coupons, inflation and 1 percentage point in the prices of shares and currencies;
Scenario II: Project a variation of 25 percent in the rates of the fixed interest yield, exchange coupons, inflation, both rise and fall, being considered the largest losses resulting by risk factor; and
Scenario III: Project a variation of 50 percent in the rates of the fixed interest yield, exchange coupons, inflation and interest rates, both rise and fall, being considered the largest losses resulting from the risk factor.
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
In addition, the Group's financial institutions, in compliance with the provisions of Article 4, paragraph 2, of Resolution No, 3,380/06 of the National Monetary Council (“CMN”) of June 27, 2006, have a process that covers institutional policies, procedures, contingency and business continuity plans and systems for the occurrence of external events, in addition to formalizing the single structure required by the regulatory agency.

Notes to Consolidated Financial Statements	F-78	FORM 20-F

«Table of Contents | « Index to Financial Statements

XP Inc. and its subsidiaries Notes to consolidated financial statements December 31, 2022, 2021 and 2020 (In thousands of Brazilian Reais, unless otherwise stated)
36.    Capital Management

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
The net debt and corresponding gearing ratios as of December 2022 and 2021 were as follows:

	2022	2021

Group debt (Note 37) (i)	8,175,437	7,073,021
Structured financing (Note 20 (b))	1,933,522	2,415,400
Total debt	10,108,959	9,488,421
Cash	(3,553,126)	(2,485,641)
Securities purchased under agreements to resell (Note 6 (a))	(646,478)	(1,071,328)
Certificate deposits (Securities) (Note 7 (a))	(252,877)	(194,892)
Deposits at Central Bank (Note 20 (a))	(514,999)	—
Net debt	5,141,479	5,736,560

Total equity	17,035,735	14,416,836
Total capital	22,177,214	20,153,396
Gearing ratio %	23.18%	28.46%

(i)    Includes Debentures and Bonds designated as fair value through profit or loss. See Note 7(e) and 17, respectively.
(i)    Minimum capital requirements
Although capital is managed considering the consolidated position, certain subsidiaries are subject to minimum capital requirement from local regulators.
The subsidiary XP CCTVM, leader of the Prudential Conglomerate (which includes Banco XP and XP DTVM), under BACEN regulation regime, is required to maintain a minimum capital and follow aspects from the Basel Accord.
The subsidiary XP Vida e Previdência operates in retirement plans business and is oversight by the SUSEP, being required to present Adjusted Shareholders' Equity (PLA) equal to or greater than the Minimum Required Capital (“CMR”), CMR is equivalent to the highest value between base capital and Venture Capital Liquidity (“CR”).
On December 31, 2022 the subsidiaries XP CCTVM and XP Vida e Previdência were in compliance with all capital requirements.
There is no requirement for compliance with a minimum capital for the other Group companies.
(ii)    Financial covenants
In relation to the long-term debt contracts, including multilateral instruments, recorded within “Borrowing and lease liabilities” and “Debentures” (Notes 19, 20 and 7), the Group is required to comply with certain performance conditions, such as profitability and efficiency indexes.
As of December 31, 2022, the amount of debt contracts under financial covenants is R$279,828 (December 31, 2021 – R$446,005). The Group has complied with these covenants throughout the reporting period.
Eventual failure of the Group to comply with such covenants may be considered as breach of contract and, as a result, considered for early settlement of related obligations.

Notes to Consolidated Financial Statements	F-79	FORM 20-F

«Table of Contents | « Index to Financial Statements

XP Inc. and its subsidiaries Notes to consolidated financial statements December 31, 2022, 2021 and 2020 (In thousands of Brazilian Reais, unless otherwise stated)
37.    Cash flow information

(i)    Debt reconciliation

			Debt securities (i)
	Borrowings	Lease liabilities	Debentures and Notes	Bonds	Total

Total debt as of January 1, 2020	382,078	255,406	835,230	—	1,472,714
Acquisitions / Issuance	—	55,820	—	—	55,820
Write-off	—	(78,321)	—	—	(78,321)
Payments	(95,395)	(57,473)	(400,000)	—	(552,868)
Repurchase	—	—	(64,717)	—	(64,717)
Revaluation	—	(10,050)	—	—	(10,050)
Net foreign exchange differences	—	23,610	—	—	23,610
Interest accrued	11,892	19,456	21,473	—	52,821
Interest paid	(14,488)	—	(56,736)	—	(71,224)
Total debt as of December 31, 2020	284,087	208,448	335,250	—	827,785

Total debt as of January 1, 2021	284,087	208,448	335,250	—	827,785
Acquisitions / Issuance	1,570,639	116,248	500,018	3,691,262	5,878,167
Payments	(21,022)	(55,349)	(177,826)	—	(254,197)
Revaluation	—	24,234	—	—	24,234
Net foreign exchange differences	73,426	7,486	—	431,250	512,162
Interest accrued	21,689	17,488	60,919	74,798	174,894
Interest paid	(37)	—	(12,386)	(69,004)	(81,427)
Total debt as of December 31, 2021	1,928,782	318,555	705,975	4,128,306	7,081,618

Total debt as of January 1, 2022	1,928,782	318,555	705,975	4,128,306	7,081,618
Acquisitions / Issuance	—	49,853	1,890,500	—	1,940,353
Payments	(2,061)	(99,655)	(175,999)	—	(277,715)
Revaluation	—	(89)	—	—	(89)
Net foreign exchange differences	(87,158)	(5,820)	—	(218,607)	(311,585)
Interest accrued	69,593	22,794	203,275	129,113	424,775
Interest paid	(43,276)	—	(27,232)	(127,429)	(197,937)
Total debt as of December 31, 2022	1,865,880	285,638	2,596,519	3,911,383	8,659,420

(i)    Debt securities includes Debentures measured at FVPL presented in Note 7(e) and does not include fair value adjustments of (i) Debentures - R$86,819 (R$18,077 - 2021) and (ii) Bonds - R$350,207 (R$9,480 - 2021).
(ii)    Non-cash investing and financing activities
Non-cash investing and financing activities disclosed in other notes are: (i) related to business acquisitions through accounts payables (R$7,490) and contingent consideration (R$4,175) – see Note 5 and (ii) related to acquisition of investment in associates (Note 15) through accounts payables (R$72,755), contingent consideration (R$14,556) and through private issuance of shares (R$70,030 - see Note 25).
(iii) Investing cashflow reconciliation from prior periods transactions
As of December 31, 2022, acquisition of subsidiaries, net of cash acquired presented on cash flow investing activities includes installments of business acquisitions occurred in 2020, in the total amount of R$14,865.
38.    Subsequent events

On April 5, 2023, the Company’s Board of Directors approved the cancellation of 31,267,095 Class A shares (5.6% of total shares) held by the Company in treasury. Total share count, on April 5, 2023, went from 560,534,012 to 529,266,917 after cancellation.

Notes to Consolidated Financial Statements	F-80	FORM 20-F