Form 20-F
period 2023-12-31
XP Inc.
filed 2024-04-26
CIK 1787425

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F
(Mark One)
☐    REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR
☒    ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2023
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
The number of outstanding shares as of December 31, 2023 was 436,776,080 Class A common shares and 112,717,094 Class B common shares.

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

«Table of Contents

PRESENTATION OF FINANCIAL AND OTHER INFORMATION
All references to “U.S. dollars,” “dollars” or “$” are to the U.S. dollar. All references to “real,” “reais,” “Brazilian real,” “Brazilian reais” or “R$” are to the Brazilian real, the official currency of Brazil. All references to IFRS accounting standards are to International Financial Reporting Standards, as issued by the International Accounting Standards Board, or the “IASB”, currently described as “IFRS Accounting Standards” by the IFRS Foundation.
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
We maintain our books and records in Brazilian reais, the presentation currency for our financial statements and the functional currency of our operations in Brazil. Our annual consolidated financial statements were prepared in accordance with IFRS, as issued by the IASB, currently described as “IFRS Accounting Standards” by the IFRS Foundation. Unless otherwise noted, our consolidated statement of financial position information presented herein as of December 31, 2023 and 2022 and the consolidated statements of income for the years ended December 31, 2023, 2022 and 2021 is stated in Brazilian reais, our reporting currency. Our consolidated financial information contained in this annual report is derived from our audited consolidated financial statements as of December 31, 2023 and 2022 and for the years ended December 31, 2023, 2022 and 2021, together with the notes thereto. All references herein to “our financial statements,” “our audited consolidated financial information” and “our audited consolidated financial statements” are to our consolidated financial statements included elsewhere in this annual report.
This financial information should be read in conjunction with “Item 5. Operating and Financial Review and Prospects” and our audited consolidated financial statements, including the notes thereto, included elsewhere in this annual report.
Our fiscal year ends on December 31. References in this annual report to a fiscal year, such as “fiscal year 2023,” relate to our fiscal year ended on December 31 of that calendar year.
Corporate Structure
The following chart shows our corporate structure as of December 31, 2023:

1	FORM 20-F

«Table of Contents

Acionistas PF
Holdings Controladores
100%
ITB HOLDING LTD
Class A and Class B Common Shares
7.55 % of voting power in Issuer
7.77 % of economic interests in Issuer
XP CONTROL
Class B Common Shares
66.55 % of voting power in Issuer
18.81 % of economic interests in Issuer
FREE FLOAT
Class A Common Shares
73.23 % of voting power in Issuer
25.9 % of economic interests in Issuer
100%
XP INC.
100% XP CONTROLE 6
100% XP ADVISORY US
100% XPAC SPONSOR
8.3% XPAC ACQUISITION
100% XP PROJECT
100% XTAGE
100% XP INVESTIMENTOS S.A.
100% XP HOLDING INTERNATIONAL LLC
100% XP INVESTMENTS US LLC
100% XP HOLDING UK LTD
100% XP PVT HOLDING UK LTD
90% XP INVESTMENTS UK LLP
99.70% TECFINANCE
99.50% XP GESTÃO
99.99% XP VISTA
99.53% XP ADVISORY
99.99% XP FINANÇAS
100% XP CONTROLE 3
100% XP ENERGIA
100% INFOSTOCKS
100% XP EVENTOS
49.90% TOURINHO
49.90% WHG
100% XP EDUCAÇÃO
100% IGTI
99.10% XP PE
99.97% XP ALLOCATION
100% XP SPORTS
100% XP CONTROLE 5
100% BANCO XP
100% XP DTVM
100% XP REP. SEGUROS
100% XP CONTROLE 4
100% XP VIDA E PREVIDÊNCIA
100% XP ADM. BENEFÍCIOS
99.99% XP CORRETORA DE SEGUROS
100% DM10
100% BTR
100% ANTECIPA
100% BANCO MODAL
100% XPI CCTVM
100% MODAL DTVM
100% MODALMAIS
100% MODAL ASSESSORIA
100% REFINARIA DE DADOS
100% VAIVOA EDUCAÇÃO
0.294% CIP S.A.
100% HUMBILHÃO
100% W2D
100% GALAPOS
100% MODAL ASA SERVICE
25% VESTBANK
100% ELEVEN

[CLASSIFICAÇÃO: PÚBLICA]

As of the date of this annual report, we had a total of 549,493,174 common shares issued and outstanding; 112,717,094 of these shares are Class B common shares, which are beneficially owned by XP Control and ITB Holding Brasil Participações; and 436,776,080 of these shares are Class A common shares, which are beneficially owned by GA Bermuda and public holders. For further information on our major shareholders, please refer to “Item 7. Major Shareholders and Related Party Transactions—A. Major Shareholders.”
Please read the information in the section entitled “Item 4. Information on the Company—C. Organizational Structure” for a more thorough description of the operations of our material operating subsidiaries.
Financial Information in U.S. Dollars
Solely for the convenience of the reader, we have translated some of the real amounts included in this annual report from reais into U.S. dollars. You should not construe these translations as representations by us that the amounts actually represent these U.S. dollar amounts or could be converted into U.S. dollars at the rates indicated. Unless otherwise indicated, we have translated real amounts into U.S. dollars using a rate of R$4.8413 to US$1.00, the commercial selling rate for U.S. dollars as of December 31, 2023 as reported by the Central Bank. See “Item 5. Operating and Financial Review and Prospects—A. Operating Results—Exchange Rates” for more detailed information regarding translation of reais into U.S. dollars and for historical exchange rates for the Brazilian real.
Special Note Regarding Non-GAAP Financial Measures
This annual report presents our Float Balance, Adjusted Gross Financial Assets and Adjusted Net Asset Value information and their respective reconciliations for the convenience of the investors.

2	FORM 20-F

«Table of Contents

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
We present Adjusted Net Asset Value because we believe this metric captures the value of financial assets that are, in fact, available to us, net of the portion of liquidity that is related to our Float Balance (and therefore attributable to clients) and debt. We calculate Adjusted Net Asset Value as the adjusted gross financial assets net of debt instruments, which consists of the sum of borrowings, debentures, structured financing and bonds. It is a measure that we track internally daily, and it more intuitively reflects the effect of the operational profits we generate and the variations between working capital assets and liabilities (cash flows from operating activities), investments in fixed and intangible assets and investments in the IFA Network (cash flows from investing activities) and inflows and outflows related to equity and debt securities in our capital structure (cash flows from financing activities). Our management treats all securities and financial instrument assets, net of financial instrument liabilities, as balances that compose our total liquidity, with sub-items (such as, for example, “securities at fair value through profit and loss” and “securities at fair value through other comprehensive income”) that are expected to fluctuate substantially from quarter to quarter as our treasury manages and allocates our total liquidity to the most suitable financial instruments.
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
The non-GAAP financial measures described in this annual report are not a substitute for the IFRS Accounting Standards measures of earnings.
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

3	FORM 20-F

«Table of Contents

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
Calculation of Net Promoter Score
Net Promoter Score, or “NPS,” is a widely known survey methodology that measures the willingness of customers to recommend a company’s products and services. It is used to gauge customers’ overall satisfaction with a company’s products and services and their loyalty to the brand, and it is typically based on customer surveys. NPS measures satisfaction using a scale of zero to 10 based on a customer’s response to the following question: “How likely is it that you would recommend XP to a friend or colleague?” Responses of nine or ten are considered “Promoters.” Responses of seven or eight are considered neutral. Responses of six or less are considered “Detractors.” The NPS, a percentage expressed as a numerical value, is calculated by subtracting the percentage of respondents who are Detractors from the percentage who are Promoters and dividing that number by the total number of respondents, which means that the higher the number, the higher the measure of customer satisfaction. The NPS calculation gives no weight to customers who decline to answer the survey question. The NPS calculation as of a given date reflects the average of the answers in the previous six months, e.g., the NPS as of December 2023 reflects the average of answers from July 2023 to December 2023. Our NPS score as calculated by us as of December 2021, 2022 and 2023 was 76, 73 and 72, respectively.
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
•the economic, financial, political and health effects of pandemics (such as the coronavirus pandemic, or COVID-19), epidemics and similar crises, and governmental responses thereto, particularly as such factors impact Brazil and consumer behavior and continue to cause severe, ongoing, negative macroeconomic effects, which could intensify the impacts of other risks described under “Item 3. Certain Information—D. Risk Factors;”
•general economic, financial, political, demographic and business conditions in Europe, especially during the conflict between Russia and Ukraine, and elsewhere where military action occurs, such as the conflict between Israel and Hamas, tension along the Israeli borders or with other countries in the region, including Iran, which may result in, among other things, global security issues that may adversely affect international business and economic conditions, and economic sanctions which may impact the global economy;
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
A.    [Reserved.]
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
•Infrastructure and workforce deficiency in Brazil may impact economic growth and have a material adverse effect on us. Our performance depends on the overall health and growth of the Brazilian economy. Brazilian GDP growth has fluctuated over the past few years, with a contraction of 4.1% in 2020, and a growth of 4.6% in 2021, 2.9% in 2022, and 2.9% in 2023. Growth is limited by inadequate infrastructure, including potential energy shortages and deficient transportation, logistics and telecommunication sectors, general strikes, the lack of a qualified labor force, and the lack of private and public investments in these areas, which limit productivity and efficiency. Additionally, despite the business continuity and crisis management policies currently in place, travel restrictions or potential impacts on personnel due to pandemics may disrupt our business, our IFAs and the expansion of our client base.

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

•The dual class structure of our common shares has the effect of concentrating voting control with XP Control, our controlling shareholder; this will limit or preclude your ability to influence corporate matters. Due to the ten-to-one voting ratio between our Class B and Class A common shares, our controlling shareholder, XP Control, controls a majority of the combined voting power of our common shares and therefore is able to elect a majority of the members of our board of directors, so long as the total number of the issued and outstanding Class B common shares is at least 10% of the voting share rights of the Company. XP Control owns 91.7% of our outstanding Class B common shares, which represents approximately 66.6% of the voting power of our issued share capital. This concentration of ownership and voting power limits your ability to influence corporate matters.
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

9	FORM 20-F

«Table of Contents

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

10	FORM 20-F

«Table of Contents

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
XP CCTVM, one of our principal operating subsidiaries and a securities broker, has a broad network of IFAs, and our business depends in part on such IFAs. Pursuant to CVM Resolution No. 178, which replaced CVM Resolution No. 16 on June 1, 2023, IFAs may carry out the following activities on behalf of a broker-dealer: (1) prospecting and acquiring customers; (2) receiving and registering orders and transmitting such orders to the appropriate trading or registration systems; and (3) providing information and recommendation on the products offered and the services provided by XP CCTVM. XP CCTVM’s reliance on IFAs creates numerous risks.
As of December 31, 2023, XP CCTVM had approximately 14,300 individual IFAs organized into approximately 2,529 IFA entities, which were responsible for serving approximately 23% of XP CCTVM’s active clients. In addition, XP CCTVM’s 20 largest IFA entities comprised 4,253 individual IFAs and were responsible for serving approximately 13% of XP CCTVM’s active clients.
In accordance with CVM Resolution No. 178 of February 14, 2023, which replaced CVM Resolution No. 16 of June 1, 2023, XP CCTVM is liable for the acts of its IFAs when acting on XP CCTVM’s behalf. As a result, XP CCTVM may be subject to claims, lawsuits, arbitration proceedings, government investigations and other legal and regulatory proceedings seeking to hold XP CCTVM liable for the actions of IFAs. We cannot give any assurances as to the outcome of any such claims, lawsuits, arbitration proceedings, government investigations or other legal or regulatory proceedings. Any claims against XP CCTVM, whether with or without merit, could be time-consuming, result in costly litigation, be harmful to its reputation and to the “XP” brand, require significant management attention and divert significant resources, and the resolution of one or more such proceedings may result in substantial damages, settlement costs, sanctions, consent decrees, injunctions, fines and penalties that could adversely affect XP CCTVM’s business, financial condition and results of operations. In addition, no assurances can be given that these IFAs’ interests will continue to be aligned with the interests of XP CCTVM, that there will be no commercial disagreements between the IFAs and XP CCTVM, that such IFAs will not compete with XP CCTVM or that they will not engage in improper conduct (i.e., churning) in their role as IFAs. In Brazil, there is competition between financial institutions seeking to attract IFAs to increase their client base, assets under custody and business possibilities. No assurances can be given that XP CCTVM will be able to remain an attractive player to such IFAs or to retain such agents in its business platform. Furthermore, many clients have their commercial relationship directly with the IFA of their choice and trust and not with the employees of XP CCTVM, despite the relation with XP to intermediate all the transactions. Accordingly, the loss of IFAs may result in loss of clients and assets under custody, which would affect XP CCTVM’s business.
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

11	FORM 20-F

«Table of Contents

Moreover, on February 14, 2023, the CVM issued CVM Resolution No. 178, which replaced CVM Resolution No. 16 on June 1, 2023. According to such new resolution, the exclusivity provision set forth in CVM Resolution No. 16 is no longer mandatory, but is still permitted through contract between XP and the IFA. The new CVM Resolution no. 178 also allows IFA entities to become corporations and to admit unlicensed partners (i.e., non-IFA partners) as shareholders or quotaholders of an IFA entity.
Poor investment performance could lead to a loss of assets under management and a decline in revenues.
Distributing investment fund quotas managed by third parties or by our asset managers represents a relevant part of our business, which income is a percentage of the management and/or performance fee related to such funds. Moreover, a portion of our consolidated income is derived from management and performance fees collected by our three principal asset managers, XP Gestão, XP Advisory and XP Vista. Poor investment performance by the investment funds managed by third parties or by our asset managers for a number of reasons including as a result of overall market declines, could hinder our growth and reduce our revenues because (1) existing clients might withdraw funds in favor of better performing products or fixed income products, such as government debt, which would result in lower investment advisory and other fees; (2) our ability to attract capital from existing and new clients might diminish; and (3) the negative investment performance will directly reduce our managed assets and revenues base, which may have a material adverse effect on our business, financial condition, results of operations and the price of our Class A common shares.
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
In 2013 and 2014, XP CCTVM suffered security breaches, through which an individual improperly accessed a small portion of our customer records and obtained certain non-material customer registration information, such as name, address and email, and subsequently publicly disclosed such information in January 2017. The security breaches were identified and immediately remedied, did not result in the imposition of penalties or fines from the relevant regulatory authorities, and did not materially impact us. We assisted all affected customers and mitigated their damages. Since 2019, we have further developed our policies and procedures regarding cybersecurity risk management and prevention of material cybersecurity incidents through what we believe are more comprehensive controls and standards that we use to monitor cybersecurity risk on an ongoing basis. We have also increased our cybersecurity team and ongoing training as well as increased board supervision of such risk as a result of our adoption of policies to comply with Brazilian Law No. 12,965/2014, known as a milestone in the development of internet in Brazil and other rules on aspects of data privacy and cyber security.
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

12	FORM 20-F

«Table of Contents

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
In 2023, the SEC issued rule No. 33-11216. This rule requires enhanced and standardized disclosures concerning cybersecurity risk management, strategy, governance, and the appropriate handling of identified incidents to prevent their recurrence. The new standard requires senior management and board oversight of cybersecurity risks, including for risk assessment action plan implementation purposes. Once a material incident is identified, we are required to promptly disclose it on Form 6-K and in our annual report.
Further, a significant part of our employees work remotely from home or in a hybrid model. Based on thorough assessments of the well-being and performance of our workforce, our management announced on September 11, 2020 the company-wide adoption of the work from home and hybrid models. This may cause increases in the unavailability of our systems and infrastructure, interruption of telecommunication services, generalized system failures and heightened vulnerability to cyberattacks. Accordingly, our ability to conduct our business may be adversely impacted.

13	FORM 20-F

«Table of Contents

Our business depends on well-regarded and widely known brands, including “XP Investimentos,” “Clear,” “Rico,”
“XP Asset Management,” “Infomoney,” “XP Educação,” “XP Seguros”, “XP Investments”, “Banco Modal S.A.” and “Modal DTVM Ltda.”, and any failure to maintain, protect, and enhance our brands, including through effective marketing and communications strategies, would harm our business.
We have developed well-regarded and widely known brands, including “XP Investimentos,” “Clear,” “Rico,” “XP Asset Management,” “Infomoney,” “XP Educação,” “XP Seguros”, “XP Investments” and, after regulatory approval, Banco Modal and Modal DTVM that have contributed significantly (and recently in the case of Modal Group) to the success of our business. Maintaining, protecting, and enhancing our brands are critical to expanding our client base, and that of other third-party partners, as well as increasing engagement with our products and services. This will depend largely on our ability to remain widely known, maintain trust, be a technology leader, and continue to provide high-quality and secure products and services. Any negative publicity about our industry or our company, the quality, reliability and performance of our products and services, our suitability, risk management and business continuity policies and processes, changes to our products and services, our ability to effectively manage and resolve client complaints, our privacy and security practices, litigation, regulatory activity, and the experience of clients with our products or services could adversely affect our reputation and the confidence in and use of our products and services. Harm to our brands can arise from many sources, including failure by us or our partners to satisfy expectations of service and quality, inadequate protection of personal information, compliance failures and claims, litigation and other claims, third-party trademark infringement claims, administrative proceedings at the applicable national trademark offices, employee misconduct, and misconduct by our associated participants, partners, service providers, or other counterparties. If we do not successfully maintain well-regarded and widely known brands, our business could be materially and adversely affected.
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

14	FORM 20-F

«Table of Contents

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

15	FORM 20-F

«Table of Contents

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

16	FORM 20-F

«Table of Contents

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

17	FORM 20-F

«Table of Contents

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
On this subject, also in 2022, came into effect, a regulatory framework related to ESG in the scope of Central Bank supervision. The following regulations can be mentioned: Resolution CMN 4943/2021, Resolution CMN 4945/2021, Resolution CMN 4944/2021, and enacted by Central Bank, Resolutions n. 139/2021 and 151/2021.
In October 2023, the CVM issued Resolution No. 193, which provides for the preparation and disclosure of consolidated financial statements related to sustainability, based on ISSB (International Sustainability Standards Board) standards.
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
Social, environmental, and climate risks can directly affect our daily activities, as well as indirectly impact our relationship with clients and operations we support in some way. Our daily activities as well as our revenues, AuC and AuM can be directly impacted by: (i) increased compliance costs for meeting new regulations related to social, environmental, and climate issues set by various regulatory bodies that require us to exercise greater control and disclose more information to regulators and stakeholders; (ii) restrictions on opening new accounts, conducting operations, and launching new products that are not aligned with the company's Environmental, Social, and Climate Responsibility Policy, or “PRSAC”; (iii) difficulties in raising capital and attracting new clients and investors due to greater activism and scrutiny from clients, investors, and multilateral agencies related to social, environmental, and climate issues; (iv) physical damage to our facilities due to extreme weather events, resulting in increased costs; (v) financial impact from receiving fines or having our activities halted due to non-compliance with social, environmental, and climate regulations; and (vi) reputational impact if we fail to meet voluntary commitments we have made, which could also impact the market value of our brand.
Through our relationship with our clients, we may be impacted by: (i) the deterioration of credit quality in our loan portfolio and the consequent increase in delinquencies due to social, environmental, or climatic events affecting our clients and operations, either through some eventual social, environmental, or climatic damage, a decrease in profitability and an increase in costs to our company or sector arising from physical or transitional climate risks and non-compliance with social, environmental, or climatic laws and regulations, which could also adversely affect our profitability; (ii) social, environmental, or climatic events related to clients and operations we support, which could adversely affect the value of our brand and our reputation; (iii) indirect financial liability to clients and operations in the event of social, environmental, or climatic damages that could also subject us to additional reputation risks; (iv) deterioration of financial and non-financial collateral due to social, environmental, or climatic events, such as the reduction of market value of a company's stocks or assets, a decrease in the financial value of properties that may be contaminated, affected by physical impacts of climate change, or non-compliance with social and environmental legislation related to the property, reducing the recoverable value in our portfolios; and (v) the deterioration of the market value of companies in our proprietary portfolios due to social, environmental, or climatic events, adversely impacting our revenue and profitability.
The absence of the incorporation of social, environmental, and climatic risks into our risk governance structure for adequate measurement, assessment, management, monitoring, and disclosure of information may result in adverse impacts on our profitability, revenue generation, competitiveness, funding costs, and capital requirements.
In light of the relevance of managing and mitigating these risks in our activities, our PRSAC is aimed at reinforcing the social, environmental and climate principles and guidelines applied to our business, activities, processes and stakeholder relationships, and seeks to prevent and mitigate negative impacts and increase positive impacts to the environment and society, based on the principles of relevance and proportionality and our other specific internal policies.

18	FORM 20-F

«Table of Contents

We are subject to various risks associated with the securities industry, any of which could have a material adverse effect on our business, cash flows and results of operations.
We are subject to uncertainties that are common across the securities industry. These uncertainties include:
•the volatility of domestic and international financial, bond and stock markets, and the markets for funds and other asset classes;
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
As a result, our revenues and earnings may vary significantly from quarter to quarter and from year to year. In addition, lower price levels of securities may result in reduced volumes of securities, options and futures transactions, with a consequent reduction in our commission revenues. In periods of low retail and institutional brokerage volume and reduced investment banking activity, profitability is impaired because certain expenses remain relatively fixed. Sudden sharp declines in market values of securities and the failure of issuers and counterparties to perform their obligations can result in illiquid markets, which, in turn, can make it difficult to sell securities. In the event of a market downturn, our business could be adversely affected in many ways, potentially for a prolonged period of time, adversely impacting our equity and equity funds’ position and the fair value of our Client Assets, which could lead to reduced demand for the asset class. Our revenues are likely to decline in such circumstances, and if we are unable to reduce expenses at the same pace, our profit margins would erode, which could have a material adverse effect on our business, financial condition, and results of operations.
We derive a significant portion of our revenues from one of our operating subsidiaries.
A significant portion of our revenues is derived from one of our principal operating subsidiaries, XP CCTVM. For the years ended December 31, 2023, 2022 and 2021, the average net revenue of XP CCTVM represented 54% of our total consolidated net revenue for such periods. We expect that we will continue to depend on XP CCTVM for a significant portion of our revenues for the foreseeable future, and any decrease in the revenue of XP CCTVM or any other event significantly affecting XP CCTVM may have a material adverse effect on our financial condition and results of operations.
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
We hold certain funds in non-Brazilian real currencies, and will continue to do so in the future, and our offshore operating subsidiaries generate revenue in non-Brazilian real currencies. Accordingly, our financial results are affected by the translation of these non-real currencies into reais. In addition, to the extent that we need to convert future financing proceeds into Brazilian reais for our operations, any appreciation of the Brazilian real against the relevant foreign currencies would materially reduce the Brazilian real amounts we would receive from the conversion, and any depreciation of the Brazilian real against the relevant foreign currencies could increase the amounts in Brazilian reais that we are require to convert into the relevant foreign currencies in order to service such relevant foreign currency financings. No assurance can be given that fluctuations in foreign exchange rates will not have a significant impact on our business, financial condition, results of operations and prospects. We may also have foreign exchange risk on any of our other assets and liabilities denominated in currencies, or with pricing linked to currencies, other than our functional currency, including certain contract assets. Fluctuations in the Brazilian real versus any of these foreign currencies may have a material adverse effect on our financial position and results of operations.
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
XP CCTVM is subject to liquidity risks.
XP CCTVM is subject to liquidity risks. Liquidity is the ability to meet current and future cash flow needs on a timely basis at a reasonable cost. XP CCTVM requires sufficient liquidity to meet customer and clearinghouse deposit maturities/withdrawals, payments on debt obligations as they become due and other cash commitments under both normal operating conditions and other unpredictable circumstances causing industry or general financial market stress or increased volatility. XP CCTVM’s access to funding sources in amounts adequate to finance its activities on terms that are acceptable to it could be impaired by factors that affect it specifically or the financial services industry or economy generally. To the extent XP CCTVM is unable to maintain adequate levels of liquidity, it may not be able to meet its payment obligations, which may have a material adverse effect on our business, financial condition and results of operations.
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
As a financial services institution in Brazil, our business is subject to Brazilian laws and regulations relating to financial services in Brazil, comprising Federal Law No. 4,595/64, Federal Law No. 6,385/76 and related rules and regulations issued by the Central Bank, CVM, B3/BSM and ANBIMA, among others. In addition, our insurance business is subject to various laws and regulations in Brazil, such as Federal Law No. 4,595/64, Decree Law No. 73/66 and certain other rules and regulations issued by the National Private Insurance Council (Conselho Nacional de Seguros Privados), or “CNSP,” and SUSEP, among others.
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
We are subject to anti-money laundering and terrorist financing laws and regulations in multiple jurisdictions that prohibit, among other things, involvement in transferring the proceeds of criminal or terrorist activities. We could be subject to liability and forced to change our business practices if we were found to be subject to, or in violation of, any laws or regulations impacting our ability to maintain a bank account in the countries where we operate, including the United States and the Cayman Islands, or if existing or new legislation or regulations applicable to banks in the countries where we maintain a bank account, including the United States, were to result in banks in those countries being unwilling or unable to establish and maintain bank accounts for us.

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
The laws regulating privacy rights and data protection have evolved considerably over recent years, providing for more restrictive provisions on the means through which processing of personal data by organizations is regulated. As of August 2018, when the LGPD was enacted, practices involving the processing of personal data were ruled by certain sectorial laws, such as the Consumer Defense Code (Law No. 8,078/1990) and the aforementioned “Law No. 12,965/2014.”

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
Compliance with the LGPD is required since the date it became effective, and all administrative fines and sanctions are currently enforceable by the National Data Protection Authority (Autoridade Nacional de Proteção de Dados) or “ANPD”, which acts as the main regulatory authority over the subject, and can investigate and sanction the processing activities of controllers. Nonetheless, data subjects, the public prosecutor’s offices and private associations, for example, are also able to file lawsuits in courts to enforce the provisions of the LGPD and seek redress. Moreover, the LGPD does not preclude the enforcement of administrative sanctions set forth in other laws dealing with privacy and data protection matters, such as the Consumer Defense Code and the Brazilian Internet Law (Marco Civil da Internet). These administrative sanctions could be enforced by other public authorities, such as the public prosecutor’s offices and consumer protection agencies together with sanctions and fines under the LGPD.
We cannot assure you that our LGPD compliance efforts will be deemed appropriate or sufficient by regulatory authorities or by courts.
To enhance compliance with the LGPD, we have appointed Data Protection Officer (DPO) and assembled a team specializing in privacy and the protection of personal and sensitive data and tasked with overseeing our compliance with the LGPD. Furthermore, ANPD is working to promote additional regulation on several aspects of the LGPD. The 2023-2024 regulatory schedule is focused on topics that include data anonymization, information security practices, legal basis for data processing, the exercise of rights by data subjects, international transfer of personal data, responsibilities of the DPO, and the processing of sensitive personal data, among other issues. These developments could require us to change our business practices, implement additional measures to adapt our personal data processing activities, or expose us to regulatory oversight and sanctions. This could adversely affect our business, financial condition, or results of operations.
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
In order to obtain antitrust regulatory approvals from Brazil’s Administrative Council for Economic Defense (Conselho Administrativo de Defesa Econômica), or “CADE,” and the Central Bank for the Itaú Transaction, we entered into agreements with CADE and the Central Bank, which have been terminated and are no longer in force. As a result of the Itaú Unibanco Holding spin-off, the Central Bank restrictions were lifted on July 23, 2021 and CADE’s restrictions were lifted on December 31, 2022 Future breaches may result in financial penalties, antitrust investigations and other legal and administrative proceedings. Although such agreements expired, we cannot predict whether we will need to enter into similar agreements with CADE or the Central Bank in connection to any new transaction we might do in the future.

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
Changes in tax laws, regulations, related interpretations and tax accounting standards in Brazil, the United States or the United Kingdom (countries where we operate), or the Cayman Islands, may result in a higher tax rate on our earnings, which may significantly reduce our profits and cash flows from operations. For example, social contribution on net profits, or “CSLL,” are typically levied in Brazil at a rate of 9%. However, financial institutions (i.e., XP CCTVM) and insurance companies (i.e., XP Vida e Previdência) are subject to a higher CSLL rate of 15%, while as of March 2020, Brazilian banks (i.e., Banco XP) are subject to a CSLL rate of 20%. In July 2021, Law No. 13,148/2021 increased the CSLL rate by 5% for all Brazilian financial entities until December 2021 (Brazilian banks were subject to a CSLL rate of 25% until December 31, 2021) and for all other financial entities, including insurance companies (these companies were subject to a CSLL rate of 20%, until December 31, 2021). During the period in which the 5% rate increase was in effect, the combined rate of taxes of income, which includes corporate income tax, or “IRPJ and CSLL,” was 50% for banks and 45% for all other financial institutions. As of January 1, 2022, the aggregate income tax rate (IRPJ and CSLL) applied specifically to Brazilian banks returned to 45% while the combined income tax rate for other financial institutions (i.e., XP CCTVM and XP Vida e Previdência) returned to 40%. However, with the enactment of Federal Law No. 14,446/2022, the rate of CSLL applied for all financial entities was increased in 1% until December 12, 2022 (Brazilian banks were subject to CSLL rate of 26% while all other financial entities, including insurance companies, were subject to a rate of 21%).
In addition, our financial condition and results of operations may decline if certain tax incentives are not retained or renewed. For example, Brazilian Law No. 11,196 currently grants tax benefits to companies that invest in research and development (R&D), provided that some requirements are met, which significantly reduces our annual corporate income tax expense. This incentive is based on the so called “Lei do Bem” federal law.
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

24	FORM 20-F

«Table of Contents

In December 2023, the Brazilian National Congress approved Constitutional Amendment No. 132/2023, publicly known as the VAT Reform. This amendment aims to consolidate certain taxes (i.e., ICMS, IPI, ISS and PIS/COFINS), currently levied on revenues from the sales of goods and services, into three principal taxes: Goods and Services Tax (“IBS”), Contribution on Goods and Services (“CBS”) and the Excise Tax (“IS”). As of the date of this annual report, the VAT Reform is pending statutory codification, which will codify into law the next tax rates and the methods to determine the taxes basis.
In addition, the Brazilian government is expected to introduce proposals for income tax reform during the course of 2024.
If these proposals are enacted, they may harm our profitability by increasing our tax liabilities, increasing our tax compliance costs, or otherwise affecting our financial condition, results of operations and cash flows.
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
Under the relevant laws and regulations of Brazil (including CVM Resolution No. 35 and Central Bank Resolution No. 3978/2020), we are generally required to keep the records of our communications with customers concerning our services for at least a period of five years, including from IFAs. To ensure all of our users and customers are best served, we occasionally provide customer service on popular digital media platforms in a similar way as other market participants in both our industry and other industries. However, we cannot solve all the difficulties arising therefrom because the digital media platforms usually do not have functions that telephone or email operation systems use for the long-term storage of communication records, which, such difficulties, if questioned by the CVM, could have a material adverse effect on our business, financial condition and results of operations.

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
Our existing and new financial products and services could fail to attain sufficient market acceptance for many reasons, including:
•investors are not willing to deploy their funds in a timely or efficient manner;
•we may fail to predict market demand accurately and provide products and services that meet this demand in a timely fashion;
•users may not like, find useful or agree with any changes;
•there may be defects, errors or failures on our platform;
•there may be negative publicity about our financial products and services or our platform’s performance or effectiveness;
•if new financial products and services or changes to our platform do not comply with Brazilian laws, regulations or rules applicable to us;
•there may be competing products and services introduced or anticipated to be introduced by our competitors; and
•there may be changes in our clients’ preferences towards low-risk investments with traditional banks, which could decrease our net inflows from both new and existing clients.
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
As of December 31, 2023, our balance sheet includes goodwill and intangible assets that amounted to R$3,728 million. These assets consist primarily of identified goodwill and intangible assets associated with our acquisitions and investments in associates and joint ventures. We also expect to engage in additional acquisitions and investments in associates and joint ventures, which may result in our recognition of additional goodwill and intangible assets. Under current accounting standards, we are required to amortize certain intangible assets over the useful life of the asset, while certain other intangible assets (including goodwill) are not amortized. On at least an annual basis, we assess whether there have been impairments in the carrying value of certain intangible assets and goodwill. If the carrying value of the asset is determined to be impaired, then it is written down to fair value by a charge to operating earnings. An impairment of a significant portion of goodwill and intangible assets could have a material adverse effect on our business, financial condition and results of operations.

30	FORM 20-F

«Table of Contents

If we do not respond to rapid technological changes, our services could become obsolete and we could lose customers.
To remain competitive, we must continue to enhance and improve the functionality and features of our services. We may face material delays in introducing new services, products and enhancements. If this happens, our customers may forego the use of our websites and use those of our competitors. If competitors introduce new products and services using new technologies or if new industry standards and practices emerge, our existing technology and systems may become obsolete. Our failure to respond to technological change or to adequately maintain, upgrade and develop our computer network and the systems used to process customers’ orders and payments could harm our business, prospects, financial condition and results of operations.
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
In addition, in September and November 2023, respectively, BSM and ANBIMA issued new rules regarding the contractual relationships between influencers and broker dealer firms such as XP CCTVM. Moreover, in November 2023, the CVM opened a public hearing to debate the scope of the duties and responsibilities of regulated entities (such as XP CCTVM) when hiring and/or interacting with digital influencers. These new rules may expose us to additional risks in connection with contractual arrangement we enter into with influencers (e.g., conflicts of interests, validation and disclosure of documents containing services offered by XP CCTVM.
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
The Brazilian federal government frequently exercises significant influence over the Brazilian economy and occasionally makes significant changes in policy and regulations. The Brazilian government’s actions to control inflation and other policies and regulations have often involved, among other measures, increases or decreases in interest rates, changes in fiscal policies, wage and price controls, foreign exchange rate controls, blocking access to bank accounts, currency devaluations, capital controls and import and export restrictions. We have no control over and cannot predict what measures or policies the Brazilian government may take in the future. We and the market price of our Class A common shares may be harmed by changes in Brazilian government policies, as well as general economic factors, including, without limitation:
•growth or downturn of the Brazilian economy;
•interest rates and monetary policies;
•exchange rates and currency fluctuations;

31	FORM 20-F

«Table of Contents

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
•labor and social security regulations;
•epidemics, pandemics and other public health crises;
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

32	FORM 20-F

«Table of Contents

According to the National Consumer Price Index (Índice Nacional de Preços ao Consumidor Amplo), or “IPCA,” which is published by the Brazilian Institute of Geography and Statistics (Instituto Brasiliero do Geografica e Estatistica), or “IBGE,” Brazilian inflation rates were 4.6%, 5.8%, and 10.1% for the years ended as of December 31, 2023, 2022 and 2021, respectively. Brazil may experience high levels of inflation in the future and inflationary pressures may lead to the Brazilian government’s intervention in the economy and introducing policies that could harm our business and the trading price of our Class A common shares. One of the tools used by the Brazilian government to control inflation levels is its monetary policy, specifically relating to interest rates. An increase in the interest rate restricts the availability of credit and reduces economic growth, and vice versa. During recent years there has been significant volatility in the official Brazilian interest rate. The base interest rate (Sistema Especial de Liquidação e Custódia), or “SELIC rate,” that ranged from 14.25% on December 31, 2015 to 2.00% on December 31, 2020. This rate is set by the Monetary Policy Committee of the Central Bank (Comitê de Política Monetária), or “COPOM.” On March 18, 2021, the COPOM raised the SELIC rate to 2.75% and further raised the rate to 3.50% on May 5, 2021, to 5.25% on August 4, 2021, to 6.25% on September 22, 2021, to 7.75% on October 27, 2021, to 9.25% on December 8, 2021, to 11.75% on March 16, 2022, to 12.75% on May 4, 2022, to 13.25% on June 15, 2022 and to 13.75% on August 3, 2022. In 2023, COPOM reversed this trend, decreasing the SELIC rate to 13.25% on August 3, 2023, to 12.75% on September 21, 2023, to 12.25% on November 2, 2023, to 11.75% on December 13, 2023, to 11.25% on January 31, 2024 and to 10.75% on March 20, 2024. As of April 25, 2024, the SELIC rate was 10.75%. Increases in inflation in the past years, particularly during the COVID-19 pandemic, led to more stringent monetary policies and interest rate increases by the COPOM. Any further increase in inflation may trigger further price volatility and the need for further interest rate increases, which could negatively affect our business and increase our indebtedness. Any change in interest rates, in particular any volatile swings, could adversely affect our growth, results of operations and financial condition, mainly by affecting product mix and client sentiment in the short term.
Also, in 2021, Complementary Law No. 179 (Lei Complementar No. 179) was enacted to grant more stability to the Central Bank’s president and its officers and restricting the possibilities of removal from office by the President of Brazil and therefore reducing influence on the execution of monetary policies established by the COPOM. Recently, Luis Inácio Lula da Silva, the current President of Brazil, mentioned that such law could be rediscussed at the end of tenure of the current Central Bank president, expected to be, in December 2024. If Complementary Law No. 179 is revoked or amended, reducing stability of Central Bank’s president and officers, there can be new uncertainties regarding possible future governmental intervention and increase volatility in the Brazilian capital markets. Moreover, any reduction on interest rates due to political pressure may increase inflation in the future.
Exchange rate instability may have adverse effects on the Brazilian economy, us and the price of our Class A common shares.
The Brazilian currency has been historically volatile and has been devalued frequently over the past three decades. Throughout this period, the Brazilian government has implemented various economic plans and used various exchange rate policies, including sudden devaluations, periodic mini-devaluations (during which the frequency of adjustments has ranged from daily to monthly), exchange controls, dual exchange rate markets and a floating exchange rate system. Although long-term depreciation of the real is generally linked to the rate of inflation in Brazil, depreciation of the real occurring over shorter periods of time has resulted in significant variations in the exchange rate between the real, the U.S. dollar and other currencies. In 2021, the real depreciated 7% to R$5.581 per US$1.00 on December 31, 2021. In 2022, the real appreciated 6.5% to R$5.218 per US$1.00 on December 31, 2022 The real/U.S. dollar exchange rate reported by the Central Bank was R$4.841 per US$1.00 on December 31, 2023, which reflected a 7.2% appreciation of the real against the U.S. dollar during 2023. As of April 24, 2024, the real/U.S. dollar exchange rate reported by the Central Bank was R$5.159 per US$1.00, a depreciation of 6.6% of the real since December 31, 2023. There can be no assurance that the real will not appreciate or further depreciate against the U.S. dollar or other currencies in the future.
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

33	FORM 20-F

«Table of Contents

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
Our performance depends on the overall health and growth of the Brazilian economy. Brazilian GDP growth has fluctuated over the past few years, with a contraction of 4.1% in 2020, and a growth of 4.6% in 2021, 2.9% in 2022 and 2.9% in 2023. Growth is limited by inadequate infrastructure, including potential energy shortages and deficient transportation, logistics and telecommunication sectors, general strikes, the lack of a qualified labor force and the lack of private and public investments in these areas, which limit productivity and efficiency. Any of these factors could lead to labor market volatility and generally impact income, purchasing power and consumption levels, which could limit growth and ultimately have a material adverse effect on us.
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
Crises and political instability in other emerging market countries, the United States, Europe or other countries could decrease investor demand for securities offered by companies with significant operations in Brazil, such as our Class A common shares. Investor sentiment in one country may cause capital markets in other countries to fluctuate, affecting the value of our Class A common shares, even if indirectly. The economic, political and social instability in the United States, the trade war between the United States and China, crises in Europe and other countries and global tensions, as well as economic or political crises and social unrest in Latin America or other emerging markets, can significantly affect the perception of the risks inherent in investment in Brazil.
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

34	FORM 20-F

«Table of Contents

New presidential elections were held in Brazil, with a first round on October 2, 2022. A second round between candidates was necessary as none of the candidates obtained more than 50% of the valid votes. The second round was held on October 30, 2022, and the new president was elected with 50.90% of the votes. Since the results of the presidential election have been announced, certain groups formed by extreme supporters of the defeated candidate have been organizing public demonstrations and protests against the current president, the judiciary, electronic ballot boxes and the existence of an alleged conspiracy against their candidate. Any potential threat to the democratic system or the ballots counting in the next elections may result in deterioration of the political environment and, as a consequence, affect the confidence of investors and the general public.
The ongoing military conflict between Russia and Ukraine and the Israel-Hamas conflicts may have repercussions on the world’s geopolitical and economic scenarios.
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
On October 7, 2023, the state of Israel was the target of an attack by terrorist group Hamas which led to the death of a number of civilians. As a result, Israel declared war on Hamas and conflicts commenced in Israel and the Gaza strip. Although the conflict is still developing, other world leaders have declared support to Israel, including through the commitment of funds and military personnel and capabilities. It is unclear whether the conflict and its underlying uncertainties will be contained or resolved, and what effects they may have on the global political and economic conditions in the long term.
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
As of December 31, 2023, we did not have any relevant direct or indirect exposure to Russia, Belarus, Ukraine or Israel through our operations, employee base, investments, suppliers or securities trading. However, such conflict may affect the global economy and its uncertainty may cause an increase of costs related to certain financial operations, such as hedge instruments, which may affect our financial results.
Such events could have an adverse effect on our business and financial performance, through increased worldwide inflation, increased costs of compliance, higher volatility in foreign currency exchange rates, and increases in provisions for expected credit losses for our clients that sell goods to Russia counterparties.

35	FORM 20-F

«Table of Contents

We would be materially adversely affected by a protracted economic downturn in case of pandemics, epidemics, and similar crises, and governmental responses thereto.
The COVID-19 pandemic had a negative impact on global, regional and national economies and other pandemics, epidemics and similar crises, and governmental responses thereto may disrupt supply chains and otherwise continue to reduce international trade and business activity, and also result in an increase of unemployment rates in Brazil, which may decrease the flow of money into investments and increase withdrawal of funds from investment and other financial products, negatively impacting our business. This may in turn lead to changes in fair value of assets and liabilities that are recognized in our income statement. Economic slowdowns and market downturns caused by pandemics, epidemics or similar crises could also negatively impact specific portfolios through negative ratings migration and higher than expected losses, potentially leading clients to redirect investments away from us and to more traditional financial institutions, as well as reduced management fees from our asset management businesses, which are required to meet certain criteria to earn performance fees.
The market declines and volatility could negatively impact the value of such financial instruments causing us to incur losses as well as result in the postponement or cancellation of several public offerings and mergers and acquisitions, thereby reducing our issuer services advisory fees. Pandemics, epidemics and similar crises and their potential impact on the global economy may affect our ability to meet our financial targets. However, as pandemics, epidemics and similar crises may spread throughout the world, their long-term ramifications would be highly uncertain, and it would be hard to predict their duration and their effects on the global and Brazilian economies and on our business.
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
The rating agencies began to review Brazil’s sovereign credit rating in September 2015. Subsequently, the three major rating agencies downgraded Brazil’s investment-grade status:
•In 2015, Standard & Poor’s initially downgraded Brazil’s credit rating from BBB-negative to BB-positive and subsequently downgraded it again from BB-positive to BB, maintaining its negative outlook, citing a worse credit situation since the first downgrade. On January 11, 2018, Standard & Poor’s further downgraded Brazil’s credit rating from BB to BB-negative, and on December 11, 2019, the agency affirmed the rating at BB-negative and revised the outlook on Brazil to positive. On April 6, 2020, the rating was reaffirmed as BB-negative with stable outlook, reflecting uncertainties stemming from the COVID-19 pandemic. On June 14, 2022, Standard & Poor reaffirmed Brazil’s BB- rating and stable outlook. On June 14, 2023, the agency affirmed the rating at BB- and revised the outlook on Brazil to positive.
•In December 2015, Moody’s placed Brazil’s Baa3’s issue and bond ratings under review for downgrade and subsequently downgraded the issue and bond ratings to below investment grade, at Ba2 with a negative outlook, citing the prospect of a further deterioration in Brazil’s debt indicators, taking into account the low growth environment and the challenging political scenario. On April 9, 2018, Moody’s revised the outlook to stable, reaffirming the Ba2 rating. On May 25, 2021, April 12, 2022 and October 20, 2023, Moody’s reaffirmed Brazil’s Ba2 rating and stable outlook.
•Fitch downgraded Brazil’s sovereign credit rating to BB-positive with a negative outlook, citing the rapid expansion of the country’s budget deficit and the worse-than-expected recession. In February 2018, Fitch downgraded Brazil’s sovereign credit rating again to BB-negative, citing, among other reasons, fiscal deficits, the increasing burden of public debt and an inability to implement reforms that would structurally improve Brazil’s public finances. In July 2022, Fitch reaffirmed Brazil’s credit rating as BB-, but revised the outlook from negative to stable due to better-than-expected evolution of public finances amid successive shocks in recent years. In December 2022, Fitch reaffirmed Brazil’s BB- rating and stable outlook, but highlighted high uncertainties regarding the plans from the new government elected and its impacts over economic and fiscal challenges. On July 26, 2023, Fitch upgraded Brazil’s credit rating at BB and changed its outlook on Brazil’s credit rating to a stable outlook.
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

36	FORM 20-F

«Table of Contents

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
XP Control owns 91.7% of our outstanding Class B common shares, which represents approximately 66.6% of the voting power of our issued share capital, and controls all matters requiring shareholder approval. This concentration of ownership and voting power limits your ability to influence corporate matters.
As of December 31, 2023, XP Control controlled our company and did not hold any of our Class A common shares, but beneficially owned 18.8% of our issued share capital through their beneficial ownership of an aggregate of 91.7% of our outstanding Class B common shares, and consequently, 66.6% of the combined voting power of our issued share capital. Our Class B common shares are entitled to 10 votes per share and our Class A common shares are entitled to one vote per share. Our Class B common shares are convertible into an equivalent number of Class A common shares. As a result, XP Control controls the outcome of all decisions at our shareholders’ meetings, and is able to elect a majority of the members of our board of directors. The decisions of XP Control on these matters may be contrary to your expectations or preferences, and it may take actions that could be contrary to your interests. XP Control is able to prevent any other shareholders, including you, from blocking these actions.
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
Under our Memorandum and Articles of Association, the holders of our Class B common shares, XP Control and ITB, are entitled to preemptive rights to purchase additional common shares in the event that there is an increase in our share capital and additional common shares are issued, upon the same economic terms and at the same price, in order to maintain their proportional ownership interests, which are approximately 18.8% and 7.8% of our outstanding shares, respectively. The exercise by holders of our Class B common shares of their preemptive rights may impair our ability to raise funds, or adversely affect the terms on which we are able to raise funds, as we may not be able to offer to new investors the quantity of our shares that they may desire to purchase. For more information, see “Item 10. Additional Information—B. Memorandum and Articles of Association—Preemptive or Similar Rights.”
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
As of December 31, 2023, we had outstanding 436,776,080 Class A common shares and 112,717,094 Class B common shares. The Class A common shares sold in our public offering are freely tradable without restriction or further registration under the Securities Act by persons other than our affiliates within the meaning of Rule 144 of the Securities Act.
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

37	FORM 20-F

«Table of Contents

Sales of substantial amounts of our Class A common shares in the public market, or the perception that these sales may occur, could cause the market price of our Class A common shares to decline. This could also impair our ability to raise additional capital through the sale of our equity securities. Under our Articles of Association, we are authorized to issue up to 3,500,000,000 shares, of which 549,493,174 common shares were outstanding as of December 31, 2023. We cannot predict the size of future issuances of our shares or the effect, if any, that future sales and issuances of shares would have on the market price of our Class A common shares.
Our Memorandum and Articles of Association contain antitakeover provisions that may discourage a third party from acquiring us and adversely affect the rights of holders of our Class A common shares.
Our Memorandum and Articles of Association contain certain provisions that could limit the ability of others to acquire our control, including a provision that grants authority to our board of directors to establish and issue from time to time one or more series of preferred shares and to determine, with respect to any series of preferred shares, the terms and rights of that series. These provisions could have the effect of depriving our shareholders of the opportunity to sell their shares at a premium over the prevailing market price by discouraging third parties from seeking to obtain our control in a tender offer or similar transactions.
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

38	FORM 20-F

«Table of Contents

The dual class structure of our common shares has the effect of concentrating voting control with XP Control, our controlling shareholder; this will limit or preclude your ability to influence corporate matters.
Each Class A common share entitles its holder to one vote per share and each Class B common share entitles its holder to 10 votes per share, so long as the total number of votes of the issued and outstanding Class B common shares represents at least 10% of the voting share rights of the Company. As of December 31, 2023, the beneficial owners of our Class B common shares consisted of XP Control and ITB Holding, with XP Control holding an aggregate of 91.7% of the Class B common shares. Due to the ten-to-one voting ratio between our Class B and Class A common shares, our controlling shareholder, XP Control, controls a majority of the combined voting power of our common shares and therefore is able to elect a majority of the members of our board of directors, so long as the total number of the issued and outstanding Class B common shares is at least 10% of the voting share rights of the Company.
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

39	FORM 20-F

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
We follow Cayman Islands laws and regulations that are applicable to Cayman Islands companies, including such laws and regulations applicable to entities registered with the Cayman Islands Monetary Authority ("CIMA"). However, Cayman Islands laws and regulations applicable to Cayman Islands companies do not contain any provisions comparable to the U.S. proxy rules, the U.S. rules relating to the filing of reports on Form 10-Q or 8-K or the U.S. rules relating to liability for insiders who profit from trades made in a short period of time, as referred to above.
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
As a foreign private issuer, we rely on exemptions from certain Nasdaq corporate governance standards applicable to U.S. issuers. This may afford less protection to holders of our Class A common shares.
Section 5605 of the Nasdaq equity rules requires listed companies to have, among other things, a majority of their board members be independent, and to have independent director oversight of executive compensation, nomination of directors and corporate governance matters. As a foreign private issuer, however, we are permitted to follow, and we do follow home country practice in lieu of the above requirements. Accordingly, as a foreign private issuer, we are not required to (i) have a board that is composed of a majority of “independent directors,” as defined under the rules of Nasdaq; (ii) have a compensation committee that is composed entirely of independent directors; or (iii) have a nominating and corporate governance committee that is composed entirely of independent directors.

40	FORM 20-F

«Table of Contents

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
While Cayman Islands law allows a dissenting shareholder to express the shareholder’s view that a court-sanctioned reorganization of a Cayman Islands company would not provide fair value for the shareholder’s shares, Cayman Islands statutory law does not specifically provide for shareholder appraisal rights in connection with a court sanctioned reorganization (by way of a scheme of arrangement). This may make it more difficult for you to assess the value of any consideration you may receive in a merger or consolidation (by way of a scheme of arrangement) or to require that the acquirer gives you additional consideration if you believe the consideration offered is insufficient. However, Cayman Islands law provides a mechanism for a dissenting shareholder in a statutory merger or consolidation to apply to the Grand Court of the Cayman Islands for a determination of the fair value of the dissenter’s shares if it is not possible for the company and the dissenter to agree on a fair price within the time limits prescribed.
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

41	FORM 20-F

«Table of Contents

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
Under the Internal Revenue Code of 1986, as amended, or the “Code,” we will be a passive foreign investment company, or “PFIC,” for any taxable year in which, after the application of certain look-through rules with respect to subsidiaries, either (1) 75% or more of our gross income consists of “passive income;” or (2) 50% or more of the average quarterly value of our assets consists of assets that produce, or are held for the production of, “passive income.” Passive income generally includes dividends, interest, certain non-active rents and royalties, and capital gains. Based on our operations, income, assets and certain estimates and projections, including as to the relative values of our assets, including goodwill, which is based on the market price of our Class A common shares, we do not believe we were a PFIC for our 2023 taxable year. However, there can be no assurance that the Internal Revenue Service, or the “IRS” will agree with our conclusion. In addition, whether we will be a PFIC in 2024 or in any future year is uncertain because, among other things, our PFIC status for any taxable year will depend on the composition of our income and assets and the value of our assets from time to time (which may be determined, in part, by reference to the market price of our Class A common shares, which could be volatile). Accordingly, there can be no assurance that we will not be a PFIC for any taxable year.

42	FORM 20-F

«Table of Contents

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

43	FORM 20-F

«Table of Contents

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
On June 8, 2022, we purchased 1,056,308 outstanding Class B common shares from Itaú Unibanco S.A.
On November 10, 2022, we purchased 5,500,000 outstanding Class A common shares from Itaúsa S.A.
On April 5, 2023, we cancelled 31,267,095 Class A shares (5.6% of total shares).
Our group is currently composed of 57 entities, including XP Inc. and our 56 subsidiaries, 53 of which are controlled by us, 45 of which are incorporated in Brazil and 8 of which are incorporated in other countries. Please read the information in the section entitled “Item 4. Information on the Company—C. Organizational Structure” for a more thorough description of the operations of our subsidiaries.
As of December 31, 2023, we had a total of 549,493,174 common shares issued and outstanding, 112,717,094 of these shares are Class B common shares beneficially owned by XP Control and ITB Holding, and 436,776,080 of these shares are Class A common shares beneficially owned by GA Bermuda and by other investors.
Material Operating Subsidiaries
XP Investimentos Corretora de Câmbio, Títulos e Valores Mobiliários S.A., or “XP CCTVM”
XP CCTVM is a Brazilian broker-dealer entity and the core entity of the group, with the highest concentration of the group’s employees. All retail clients of XP Investimentos (including XP Direct and through our IFA network), Clear and Rico brands onboard and access all the products in our investment platform through XP CCTVM. In addition, it provides brokerage and issuer services to institutional and corporate clients. XP CCTVM had assets of R$61,587 million (representing 44.2% of our combined assets) as of December 31, 2021, R$79,269 million (representing 41.3% of our combined assets) as of December 31, 2022, and R$103,289 million (representing 41.5% of our combined assets) as of December 31, 2023. XP CCTVM recorded total revenue and income of R$6,905 million during 2021 (representing 57.2% of our consolidated total revenue and income), R$6,642 million during 2022 (representing 49.8% of our consolidated total revenue and income) and R$7,832 million during 2023 (representing 52.7% of our consolidated total revenue and income).
XP Gestão de Recursos Ltda., or “XP Gestão”
XP Gestão, founded in 2005, was the first asset management firm within the group. It manages mutual funds focused on stocks and macro strategies, which are distributed to our retail clients via XP CCTVM and to institutional clients. XP Gestão had assets of R$79.6 million (representing 0.1% of our combined assets) as of December 31, 2021, R$106 million (representing 0.1% of our combined assets) as of December 31, 2022 and R$108 million (representing 0.04% of our combined assets) as of December 31, 2023. XP Gestão recorded total revenue and income of R$71.4 million during 2021 (representing 0.6% of our consolidated total revenue and income), R$99 million during 2022 (representing 0.7% of our consolidated total revenue and income) and R$90.8 million during 2023 (representing 0.6% of our consolidated total revenue and income).

44	FORM 20-F

«Table of Contents

XP Advisory Gestão de Recursos Ltda., or “XP Advisory”
XP Advisory is a Brazilian asset management firm focused on single client mandates, including managing exclusive funds and managed portfolios for our high-net-worth retail clients via XP CCTVM and managing proprietary treasury funds that constitute part of our Adjusted Gross Financial Assets. XP Advisory had assets of R$35 million (representing 0.03% of our combined assets) as of December 31, 2021, R$45 million (representing 0.02% of our combined assets) as of December 31, 2022 and R$48 million (representing 0.02% of our combined assets) as of December 31, 2023. XP Advisory recorded total revenue and income of R$66 million during 2021 (representing 0.5% of our consolidated total revenue and income), R$59 million during 2022 (representing 0.4% of our consolidated total revenue and income) and R$49 million during 2023 (representing 0.3% of our consolidated total revenue and income).
XP Vista Asset Management Ltda., or “XP Vista”
XP Vista, acquired in 2018, is a Brazilian asset management firm focused on managing passive mutual funds that track market indexes, and mutual and investment funds focused on fixed income, credit, real estate, infrastructure and other alternative strategies, which are distributed to our retail clients (via XP CCTVM) and institutional clients. XP Vista had assets of R$131 million (representing 0.1% of our combined assets) as of December 31, 2021, R$239 million (representing 0.1% of our combined assets) as of December 31, 2022 and R$266 million (representing 0.1% of our combined assets) as of December 31, 2023. XP Vista recorded total revenue and income of R$195 million during 2021 (representing 1.6% of our consolidated total revenue and income), R$226 million during 2022 (representing 1.7% of our consolidated total revenue and income) and R$255 million during 2023 (representing 1.7% of our consolidated total revenue and income).
XP Corretora de Seguros Ltda., or “XP Seguros”
XP Seguros, founded in 2008, is a Brazilian insurance broker focused on providing retirement plans, both from our insurance company and from third-party insurance companies, and life insurance products from third-party insurance companies. XP Seguros provides such products to our retail clients through our platform. XP Seguros had assets of R$109 million (representing 0.1% of our combined assets) as of December 31, 2021, R$163 million (representing 0.1% of our combined assets) as of December 31, 2022 and R$134 million (representing 0.1% of our combined assets) as of December 31, 2023. XP Seguros recorded total revenue and income of R$105 million during 2021 (representing 0.9% of our consolidated total revenue and income), R$50 million during 2022 (representing 0.4% of our consolidated total revenue and income) and R$43 million during 2023 (representing 0.3% of our consolidated total revenue and income).
XP Investments US, LLC, or “XP Investments”
XP Investments, founded in 2010, is a broker-dealer registered with the SEC and FINRA, as well as an interdealer broker member with the NFA. With offices in New York and Miami, its key businesses include providing securities brokerage services for institutional and retail investors (most of which are Brazilian) and interdealer brokerage services for institutional traders. XP Investments had assets of R$742 million (representing 0.5% of our combined assets) as of December 31, 2021, R$717 million (representing 0.4% of our combined assets) as of December 31, 2022, and R$907 million (representing 0.4% of our combined assets) as of December 31, 2023. XP Investments recorded total revenue and income of R$401 million during 2021 (representing 3.3% of our consolidated total revenue and income), R$453 million during 2022 (representing 3.4% of our consolidated total revenue and income) and R$481 million during 2023 (representing 3.2% of our consolidated total revenue and income).
XPE Infomoney Educação Assessoria Empresarial e Participações Ltda., or “XP Educação”
XP Educação, founded in 2003, focuses on our digital content services, including developing and selling financial education courses and events online and in person to retail clients. XP Educação had assets of R$87 million (representing 0.1% of our combined assets) as of December 31, 2021, R$67 million (representing 0.03% of our combined assets) as of December 31, 2022 and R$60 million (representing 0.02% of our combined assets) as of December 31, 2023. XP Educação recorded total revenue and income of R$45 million during 2021 (representing 0.4% of our consolidated total revenue and income), R$11 million during 2022 (representing 0.1% of our consolidated total revenue and income) and R$2 million during 2023 (representing 0.01% of our consolidated total revenue and income).

45	FORM 20-F

«Table of Contents

XP Vida e Previdência S.A., or “XP VP”
XP VP was founded in 2017 as a life insurance and retirement plans provider in Brazil. On September 5, 2018, the Superintendence of Private Insurance (Superintendência de Seguros Privados), or “SUSEP,” granted it the authorization to operate as an insurance company in Brazil, and it became operational in April 2019. XP VP had assets of R$32,098 million (representing 23% of our combined assets) as of December 31, 2021, R$46,107 million (representing 24% of our combined assets) as of December 31, 2022 and R$56,860 million (representing 23% of our combined assets) as of December 31, 2023. XP VP recorded total revenue and income of R$78 million during 2021 (representing 0.6% of our consolidated total revenue and income), R$217 million during 2022 (representing 1.6% of our consolidated total revenue and income) and R$271 million during 2023 (representing 1.8% of our consolidated total revenue and income).
Banco XP S.A.
Banco XP was founded in 2019 as a financial institution in Brazil. On October 11, 2019, the Central Bank authorized Banco XP to operate as a multipurpose bank, with both commercial and investment banking activities, as well as to carry out transactions in the foreign exchange market. Banco XP had assets of R$51,758 million (representing 37.1% of our combined assets) as of December 31, 2021, R$79,352 million (representing 41.3% of our combined assets) as of December 31, 2022 and R$114,726 million (representing 46.1% of our combined assets) as of December 31, 2023. Banco XP recorded total revenue and income of R$178 million during 2021 (representing 1.5% of our consolidated total revenue and income), R$234 million during 2022 (representing 1.8% of our consolidated total revenue and income) and R$689 million during 2023 (representing 4.6% of our consolidated total revenue and income).
Banco Modal S.A., or “Modal”

Modal, acquired in 2023, is a Brazilian investment and digital banking platform that provides customers traditional banking and investment products and services, including financial educational content and customized financial advice. Modal had assets of R$6,875 million (representing 2.8% of our combined assets) as of December 31, 2023. Modal recorded total revenue and income of R$343 million during 2023 (representing 2.3% of our consolidated total revenue and income).

Acquisitions and New Lines of Business
Modal S.A. Merger with Banco XP S.A.
On January 6, 2022, we entered into a binding agreement to merge Banco Modal S.A., or “Modal,” with Banco XP through certain corporate acts pursuant to which Banco XP would deliver up to 19.5 million newly issued XP Inc. Class A common shares in the form of XP BDRs to shareholders of Modal.
The transaction was approved by CADE in July 2022 and by the Central Bank in June 2023. We closed the transaction on July 1, 2023, the date on which we obtained control of Modal in exchange for the delivery of 18.7 million XP BDRs to the shareholders of Modal. This amount reflects the initial amount of 19.5 million XP BDRs adjusted for the interest on equity amount of R$82.1 million, distributed by Banco Modal between January 6, 2022 and the closing date of the transaction.
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

46	FORM 20-F

«Table of Contents

BTR Benefícios e Seguros or “BTR”
On August 15, 2022, our subsidiary, XP Corretora de Seguros, exercised its call option over the equity of BTR, acquiring 100% of the total share capital of BTR. This acquisition allows XP to further strengthen its operations on the health and benefits front, with a focus on corporate customers. The management of health plans is a priority topic on the corporate market agenda as its represents, in Brazil, one of the largest costs to most companies. We closed the transaction on October 3, 2022.
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
XTAGE
On May 12, 2022, XP announced the creation of XTAGE, a new platform for trading digital assets, in collaboration with Nasdaq, a global leading technology company serving the capital markets and other industries. The XTAGE platform was launched in the second half of 2022. On December 18, 2023, we terminated XTAGE’s operations, closing all remaining open positions and returning all funds to our clients. As a result, we no longer offer any cryptocurrency trading or other related services to our client.
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

47	FORM 20-F

«Table of Contents

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
Acquisition of Minority Stakes in Research Companies
On September 3 and 8, 2021, respectively, we announced the acquisition of minority stakes in two research groups, Levante Holding S.A. and Solaise S.A. (also known as OHM Research). On February 2, 2022, we announced the acquisition of a minority stake in another research group, Inside Research S.A. These research companies disseminate analyses and professional knowledge about investments with simple and accessible language. The products are very close to Clear’s customer base, which currently does not have its own analysis area, and we believe this is more than efficient hiring and building such an area at internally. In October 2023, we sold our minority interest in OHM Research.
Simple Agreement for Future Equity, or “SAFE” in Resilia
On July 16, 2021, XP Investimentos S.A. entered into a simple agreement for future equity in Resilia Educação Ltda., or “Resilia,” through which XP acquired a minority stake in Resilia. Resilia is an education provider that operates a decentralized teaching model through the empowerment of institutions and, consequently, instructors and teachers throughout the country (referred to as “school-in-a-box”), a B2B2C model. Resilia has a proven methodology for training entry-level technology professionals that could enable us to hire these professionals through specific groups prepared by Resilia and adjusted to our needs. Moreover, Resilia contributes to the mission of bringing education to millions of Brazilians, which is synergistic with Instituto XP’s initiatives
Acquisition of Minority Stakes in Asset Managers
In 2021, XP announced the acquisition of minority stakes in Vista Capital Holding S.A., or “Vista Capital,” on November 16, 2021, in Giant Steps Empreendimentos S.A., or “Giant Steps,” on August 9, 2021, in Capitânia Holding S.A. on August 3, 2021, in Jive Investments Consultoria S.A., or “Jive,” on June 25, 2021, in AZ Quest on October 18, 2021 and in Newave Holding S.A. on January 2022. These are all independent investment managers in Brazil, each with different strategies such as credit recovery, real estate, energy sector and distressed strategies. These transactions reinforce our strategy to develop the most complete ecosystem of managers and distributors in Brazil. Additionally, we believe the development of independent asset managers contributes to an increase in secondary market liquidity, helping to democratize access to investment products to more Brazilians.

48	FORM 20-F

«Table of Contents

Acquisition of Minority Stakes in IFA Firms
Since the second half of 2021, we have entered into agreements with the largest independent financial adviser firms of our network (Monte Bravo, Fami Capital, Blue3, Nomos and Ável, or our “IFA Firms”) and their respective principal shareholders, pursuant to which we have been acquiring minority interests in a holding company that will consolidate the business generated by the main shareholders of the IFA Firms in the financial market, including through the IFA Firms. As of December 31, 2023, we owned minority interests in the holding companies of Monte Bravo, Blue3 and Ável. We intend to continue to acquire interests in the holding companies of the IFA Firms subject to the satisfaction of customary conditions precedent.
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
B.    Business Overview
Our Mission
Our mission is to transform the financial markets in order to improve people’s lives in Brazil, which is the eleventh largest economy in the world with over 203 million people in 2022 and a GDP of R$10.9 trillion (approximately US$2.2 trillion) in 2023, according to the IBGE. We believe the financial services industry in Brazil is inefficient and expensive by international standards and provides poor client experiences. Brazil’s investments industry is highly concentrated and we estimate our Client Assets as of December 31, 2023 to account for nearly 9% of a market totaling R$ 12.6 trillion, according to internal research and public data from Anbima, Fenaprevi, and other sources.
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
Our vision is to become leaders in the Brazilian investment market and to provide the best complementary financial services, such as asset management and wholesale banking, to our clients. We are dedicated to disrupting this market and improving people’s lives by providing them with access to more financial products and services through multiple channels, at lower fees, with a strong emphasis on financial education and high-quality services delivered through a highly differentiated client-centric approach and innovative technology solutions. More recently, we have been evolving beyond the market in order to differentiate ourselves with higher quality end-to-end services, by providing superior functionality, smarter curated advice, better software and Apps, and high quality support.
Introduction to XP
XP is a leading, technology-driven platform and a trusted provider of low-fee financial products and services in Brazil. We have developed a mission-driven culture and a business model that we believe provide us with strong competitive advantages in our market. We use these to disintermediate the legacy models of traditional financial institutions by educating new classes of investors, democratizing access to a wider range of financial services, developing new financial products and technology applications to empower our clients and providing what we believe is the highest-quality customer service and client experience in the industry in Brazil. We believe we have established ourselves as the leading alternative to the traditional banks, with a large and fast-growing ecosystem of retail investors, institutions, and corporate issuers, built over many years that reached 4.5 million active clients. Based on data from the sources indicated below, we believe we are the:

49	FORM 20-F

«Table of Contents

•#1 Ranked Financial Investment Brand in Brazil – with an NPS of 72 as of December 2023;
•#1 Independent Financial Investment Platform in Brazil – with Client Assets of R$1.1 trillion as of December 31, 2023;
•#1 Independent Digital Platform for Investors in Brazil – with three digital portals: XP, Rico™ and Clear™, serving clients directly, XP Inc. has the largest number of followers on Instagram (over 1.6 million as of December 31, 2023) among investment firms in Brazil;
•#1 Independent Financial Investment Network in Brazil – with a range of proprietary XP Advisory Services and approximately 14,300 IFAs as of December 31, 2023, who onboard new clients onto the XP Platform;
•#1 Financial Media Portal in Latin America – with approximately 7.4 million monthly unique visitors to our Infomoney™ website as of December 31, 2023; approximately 99% of our website traffic in this period was originated organically by viewers without being driven from a related site or advertisement according to third-party traffic data from Similar web; and
•#1 Financial Services Event in Latin America – with over 126,000 attendees at our annual EXPERT conference held both in-person and virtually in August 2023, we believe it ranks as the largest investment services event in Latin America and one of the largest in the world based on an internal analysis of third-party data.
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
•Scaling of Our Ecosystem of Users, Distribution and Media Content – We expanded our ecosystem of users, distribution channels, and proprietary digital content and marketing. As our retail customer base and Client Assets volumes grew, we attracted new issuers of financial products, corporate clients and institutional traders into our fast-growing ecosystem of clients. We complemented our distribution by scaling our network of IFAs located across Brazil who solicit new clients, provide them access to our wide selection of financial products and technology applications, and help us onboard them as XP clients. These IFAs are our strategic business partners who share our entrepreneurial spirit and mission to democratize financial services in Brazil and benefit from the competitive advantages provided by our platform and technology. To support this expansion while building trusted relationships in the market, we expanded our proprietary marketing initiatives and digital media content. We continued to build our educational course offerings, created what we believe is the largest investment conference in the world, developed the largest financial information online portal in Latin America and developed a range of social media and digital influencer programs to promote our services and brand.

50	FORM 20-F

«Table of Contents

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
•Empowerment of XP Advisors to Provide Enhanced Quality & Experience - By providing our advisors with our cutting-edge proprietary software in order to personalize client’s asset allocation and risk management, we are able to continue to differentiate ourselves with higher quality end-to-end services, and smarter curated advice.
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

51	FORM 20-F

«Table of Contents

•A Self-Reinforcing Ecosystem – We believe we have developed a valuable ecosystem of clients, distribution channels and media content that are a powerful lead-generation engine, reinforcing each other and helping promote XP’s products and services as they grow. These include:
▪User Base of Clients – This includes our (1) over 4.5 million retail clients who buy and sell the financial products on our platform as of December 31, 2023, benefiting from our ecosystem because they can access a much broader portfolio of financial products, from hundreds of different providers, and get help finding the product that is right for them, all in a user-friendly way, with exceptionally low fees; and (2) over 800 commercial clients as of December 31, 2023, such as institutions and corporate issuers, fund managers, private banks, corporate treasuries and insurance companies, who provide additional liquidity and unique financial products for our platform. These issuers benefit from our ecosystem because they are provided with dedicated strategic advisory services that enable them to access a much broader pool of capital, from our retail investors, at an overall lower cost.
▪Omni-Channel Distribution Network – This enables us to reach clients and deliver our products and services through a range of proprietary brands and channels, that includes (1) XP Direct, our fast-growing full-service offering for mass-affluent clients; (2) RicoTM, our online-only solution for self-directed investors; and (3) ClearTM, our digital portal and electronic trading platform for retail active traders. We also reach clients through our proprietary, and efficient distribution network of approximately 14,300 IFA partners as of December 31, 2023, who are located in 2,529 offices in 257 cities across Brazil, which collectively represent more than 56% of Brazilian GDP. Together, they form the largest independent financial advisor network in the country. Our IFA partners benefit from our suite of financial products, education tools, and the IFA-specific applications that we developed to help them build and grow their businesses, and we benefit from their abilities to reach and cultivate new clients.
▪Complementary Capabilities - In order to extend our services and reach, we have built over the last few years complementary business lines such as asset management and wholesale banking, which we believe can benefit from and reinforce our powerful ecosystem.
•A Superior Product and Services Platform – We primarily provide our clients with two types of offerings, our financial advisory services and our open financial product platform. We have developed both of these solutions to provide our clients with significant differentiation and a superior value proposition versus the legacy offerings of traditional banks. Additionally, in order to improve our client’s experience with our platform and, consequentially, capture additional funds, we have launched over the past 5 years different lines of products, such as: retirement plans, collateralized credit, cards, international investments, life insurance, foreign exchange (FX), and digital account, among others. These and other solutions include:
▪Suite of XP Advisory Services – Comprised of services such as; (1) XP Investimentos, for our retail clients in Brazil; (2) XP Private, for our high-net-worth clients; (3) XP Investments, for our international clients; and (4) XP Issuer Services, for our corporate and institutional clients.
▪Open Product Platform – This is our open product platform that provides our clients access to investment products, without the protectionist barriers, conflicts and closed-loop restrictions of traditional banks. These include investment products from XP, our partners and our competitors, such as equity and fixed income securities, mutual and hedge funds, structured products, life insurance, retirement plans, real-estate investment funds, or “REITs” and others.
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
▪Collateralized Credit Products – Since 2020, we began to offer to our XP-brand clients access to low-fee collateralized credit lines to improve their experience within the XP ecosystem. Most of our credit portfolio is collateralized with investments held in XP, both from companies and individuals. Our loan book, excluding credit cards, grew 23% in 2023, reaching R$21.0 billion in December 31, 2023.

52	FORM 20-F

«Table of Contents

▪Credit and Debit Cards – Officially launched in early 2021 for clients in the XP brand with over R$50,000 in investments, our credit card was the first of its kind to offer an investment-back award, or “investback,” of 1% of all purchases, free of any charges. In December 2021, we lowered that threshold for clients that have at least R$5,000 invested with us, further improving our client’s experience within the XP ecosystem. In October 2022, we further expanded the eligible client base for both credit and debit cards with the official launch in the Rico brand. In December 31, 2023, we had a total of approximately 1.2 million active cards, both credit and debit, and a total payments volume, or TPV, of R$40.8 billion in 2023.
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
Our Operations
We operate an asset-light, scalable business model that emphasizes operational efficiency and profitability. We leverage our business model to serve a diverse group of retail, corporate and institutional clients in local and international markets, with offices in Brazil, New York and Miami. We currently serve over 4.5 million active retail clients who have an investment account with us. Approximately 23% of our clients are served by one of our IFA partners whereas approximately 77% of our clients are served through direct channels, either utilizing an account through one of our websites, or served by an investment adviser through XP Direct. As of December 31, 2023, our average Retail Client Assets per client account was approximately R$223,000.
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

53	FORM 20-F

«Table of Contents

% of Retail Revenue from New Clients vs. Existing Clients

22%
78%
18%
82%
16%
84%
15%
85%
15%
85%
14%
86%
9%
91%
2017
2018
2019
2020
2021
2022
2023
Existing Clients
New Clients

Depending on the mix of products and services, we generate numerous forms of income from Client Assets, including advisory fees, commissions, distribution fees from product offerings, asset management fees, among others. Following the launch of some of the aforementioned new products, we were able to add new forms of income into our ecosystem, such as credit card interchange fees, and income from interest on loans. As a result of our enhanced business model and market position, our revenue tends to be more diversified now than it was a few years ago, with new business lines representing close to 17% of total revenues in 2023, making our business less cyclical. We have established a track record of delivering strong financial performance, even during difficult macroeconomic conditions in Brazil. For example, while Brazil GDP growth fluctuated significantly over the past decade, with Brazil going through different recessions, political turmoil and the COVID-19 outbreak, our core investment KPIs kept growing consistently, with Client Assets reaching R$1.1 trillion in December 31, 2023.

54	FORM 20-F

«Table of Contents

Our technology-driven business model is asset-light and highly scalable. This enables us to generate scale efficiencies from increases in Client Assets. We conduct the majority of our business online and through mobile applications and emphasize operational efficiency and profitability throughout our operations. These operating efficiencies enable us to generate strong cash flow in various market conditions, allowing us to continue investing in the growth of our business. Our business requires minimal capital expenditures to facilitate organic growth, with expenditures amounting to 1.3%, 1.0% and 2.9% of net revenues for the years ended December 31, 2023, 2022 and 2021, respectively. Additionally, our strong balance sheet serves as a substantial competitive advantage in relation to other independent financial services providers in Brazil, enabling us to underwrite, develop and distribute new financial products and services, and capture inorganic opportunities, such as our acquisitions of DM10 in November 2020, Antecipa in September 2020, WHG in September 2020, Giant Steps in April 2021, Jive in June 2021, Capitânia Holding S.A., on August 9, 2021, Trybe, Virgo and research companies in September 2021, AZ Quest in October 2021. In addition between the second half of 2021 and 2022, we entered into investment agreements with, among other entities, IFAs, Vista Capital and IGTI in November 2021, Direto in December 2021, and Suno, Newave, Habitat Capital Partners, BTR Benefícios e Seguros, XP Distribution - Fund Administration, Etrnty Holding S.A. and Oriz Participações S.A. in 2022. In 2023, we entered into an investment agreement with Newave Holding S.A. We may carry out additional stake acquisitions or investments from time to time.
In 2021, we reported R$815 billion in Client Assets, R$12.8 billion in gross revenue, R$12.1 billion in net revenue, and R$3.6 billion in net income, a year-over-year increase of 23%, 47%, 48%, and 73%, respectively, compared to 2020. In 2022, we reported R$946 billion in Client Assets, R$14.0 billion in gross revenue, R$13.3 billion in net revenue, and R$3.6 billion in net income, a year-over-year increase of 16%, 10%, 11%, and a decrease of (0.3)%, respectively, compared to 2021. In 2023, we reported R$1,122 billion in Client Assets, R$15.7 billion in gross revenue, R$14.9 billion in net revenue, and R$3.9 billion in net income, a year-over-year increase of 19%, 12%, 11%, and 9%, respectively, compared to 2022.
Our Market
Brazil is a large and attractive market for financial services and financial technology solutions. The country has the seventh largest population and the nineth largest economy in the world with over 203 million people and a GDP of nearly US$2.2 trillion in 2023. Brazil’s GDP growth fluctuated significantly over the past decade, with Brazil going through different recessions, political turmoil and the COVID-19 outbreak, our core investment KPIs kept growing consistently, with Client Assets reaching R$1.1 trillion in December 31, 2023.

55	FORM 20-F

«Table of Contents

Key Market Challenges
We believe the Brazil financial services industry faces several important market challenges that create market inefficiencies and opportunities for disruption, including:
•Highly Concentrated Market – In Brazil, the financial services market continues to be controlled by a few traditional financial institutions. We estimate our Client Assets as of December 31, 2023 to account for nearly 9% of a market totaling R$ 12.6 trillion, based on our internal analysis. According to the latest information from the Central Bank and Fenaprevi for 2023, these same five banks collectively accounted for: (1) 68% of the R$5.1 trillion in all deposits; (2) 97% of the R$1017 billion in mortgages; (3) 61% of the R$509 billion in credit card outstanding balances for individuals; (4) 86% of the R$1.2 trillion in open retirement plans; (5) 74% of the R$3.5 trillion in total individual loans ; and (6) 60% of the R$2.6 trillion in corporate credit balances. We believe this concentration has created material market inefficiencies which provide significant opportunities for disruption, disintermediation, and new business models.
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
•Promotion of Inefficient Financial Products – In Brazil, the traditional banks continue to promote inefficient financial products, such as self-issued time deposits, or “CDBs,” and savings accounts called poupança, since their primary business is related to grow the loan book, therefore they provide a large number of the mass population of investors with very low returns and punitive redemption options, often at an attractive margin to the bank. Poupança accounts account for 10.6% of all individual investors assets in Brazil, according to our estimates, despite paying relatively low interest rates, often lower than the SELIC rate in Brazil, and occasionally even lower than the inflation rate, as shown in the graph below. We believe the continued promotion of these products is not in the best interests of investors, but they continue to generate high fees for the traditional banks.
•

56	FORM 20-F

«Table of Contents

•

30%
25%
20%
15%
10%
5%
0%
2001
2002
2003
2004
2005
2006
2007
2008
2009
2010
2011
2012
2013
2014
2015
2016
2017
2018
2019
2020
2021
2022
2023
Yield Poupança (% p.a.)
Inflation - IPCA (% p.a.)
Average Selic (% p.a.)

Source: Séries temporais – Brazilian Central Bank
•High Costs and Spreads – We believe overall fees and spreads for financial products in Brazil are too high and are driven by (1) the closed platforms of the incumbent banks who often limit their customer’s selection of financial products to those created and controlled by each bank; (2) the promotion of inefficient financial products that pay very low yields, such as poupança; and (3) the high, asset-heavy infrastructure costs of the incumbent banks.
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

57	FORM 20-F

«Table of Contents

Key Market Trends
•Favorable and Highly Aligned Regulatory Initiatives – The Central Bank is actively promoting what it calls financial democratization policies that seek to provide easier access to financial markets, and better and more transparent financial services. We believe these regulatory initiatives provide a favorable regulatory environment that are closely aligned and complement our mission to improve people’s lives by transforming the financial markets in Brazil. The Central Bank, has implemented an active regulatory agenda, called BC# which is focused on addressing structural issues of the National Financial System by fostering technological innovation. The Central Bank has defined five dimensions for its agenda, including:
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
•Cybersecurity and Fraud Prevention - The Central Bank is seeking to develop new ways of preventing money transfer fraud and irregularities, including through Joint Resolution No. 6, which establishes criteria for selecting and sharing data records related to indications of fraud.
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
•Increasing Demand for Technology to Manage Financial Services – Similar to other trends in commerce, customers in Brazil are increasingly looking to conduct their financial journeys through digital channels, via online portals, cloud-based platforms and mobile technology applications, instead of in bank branches. In addition, as customers engagement increases, they are also demanding access to more sophisticated analytical tools and technology applications, such as comparison engines, risk management tools, and electronic trading platforms, through digital channels that can enable these features at low costs and high efficiency. In addition to BC#, the Central Bank is planning to launch a new digital currency and blockchain platform, Drex.

58	FORM 20-F

«Table of Contents

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
•Increasing Number of Independent Financial Advisors – The career market for registered IFAs is growing rapidly in Brazil as the traditional banks continue to close branches and reduce costs from their large legacy operations. Many top financial services professionals who previously worked in these banks are looking to become IFAs. The total number of IFAs in Brazil has grown from over 5 thousand in 2015 to almost 20 thousand by 2024, according to the Brazilian National Association of Brokers and Dealers of Securities, Foreign Exchange and Commodities (Associação Nacional das Corretoras e Distribuidoras de Títulos e Valores Mobiliários, Câmbio e Mercadorias), or “ANCORD.”
•Increasing Demand for Turn-Key Solutions and Applications for IFAs – Many of these IFAs are looking for new platforms, that provide the product suites, business management tools and technology applications that they can use to start their businesses, attract new customers and manage their operations more effectively.
•Disintermediation of Investments, Credit and Market Equitization – Greater access to information and technology is making Brazilians increasingly aware and inclined to look for alternatives outside the traditional retail banks for investment products and services. Brazil is in the early stages of this process and we estimate our Client Assets as of December 31, 2023 to account for nearly 9% of a market totaling R$ 12.6 trillion. In addition, equities as an asset class is still incredibly underpenetrated among retail investors, with only approximately 0.8% of Brazilians having an active brokerage account. Another evidence of this trend is the spike seen in the number of individual investors in the B3. This figure increased almost 250% from 1.4 million individual investors in December 2019 to 5.0 million individual investors in December 2022.
In 2023, the CVM published a two-year risk based approach plan through which it would define priority regulatory risks and a new form of regulatory analysis: a thematic supervision that may be exemplified by: (i) the key role of financial influencers; (ii) transparency and appropriate governance related to ESG information; and (iii) the use of security tokens distributed by crypto exchanges.

Addressable Market Opportunities
We believe our XP Model will benefit from these key market trends and the favorable macroeconomic environment in Brazil, and has positioned us to continue to penetrate, grow and expand our large addressable market opportunity in Brazil. According to internal estimates, as of December 31, 2023, our Client Assets only account for 9% of a R$ 12.6 trillion market. Given our leadership, scale, brand and competitive advantages provided by our XP Model, we believe we will benefit from and continue to be a catalyst for:
•Continued Growth of the Investment Assets Addressable Market – According to our estimates, the total addressable market of investment assets in Brazil is expected to reach R$ 15 trillion in 2025 with a compound annual growth rate, or CAGR, of 9%.
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

59	FORM 20-F

«Table of Contents

Investment platform
Our open product platform, which we believe is a pioneer in the market and is the most complete among Brazilian players, combines: (i) a wide network of third party partners such as independent asset managers, medium-sized banks and insurance companies; (ii) a comprehensive range of proprietary products that includes our Asset, our funds administration business and our global investment platform; and (iii) capital markets access powered by our Investment Banking business, which originates IPOs and debt issuances.
Distribution network
We are the main benchmark in financial advisory services in Brazil according to Folha de São Paulo and we helped develop this sector in Brazil. Our distribution network has a wide range of professionals, from independent financial advisors (IFA) to internal advisors and wealth managers. We also offer a complete ecosystem for professionals, including systems and tools such as CRM and strategic business support for third parties.
Trusted Brand
We are established as a trusted brand in the financial services in Brazil. This trust has been built through transparency. client-centric innovation, and dedication to providing comprehensive financial education to our clients, enhancing customer engagement and satisfaction. Our reputation as a trusted brand not only attracts new customers but also engenders loyalty among existing clients, thereby supporting sustainable growth. Our status as a trusted entity distinguishes us from competition, providing a significant competitive edge that is essential for maintaining and expanding our market share.
Ability to execute and innovate
Our culture allows us to quickly execute challenging projects and to constantly innovate. For example, in just a few years we were able to build an advisory distribution network, a Retail Liquidity Provider (RLP) service, an Investment Banking business, one of the fastest growing pension insurers in Brazil, a premium credit card and an global investment platform.
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
Efficient and Self-Reinforcing Business Model
Our model incorporates a unique combination of proprietary capabilities, services and technologies to deliver a highly differentiated and integrated client experience, that have enabled us to differentiate from our competitors. In addition, the XP Model has resulted in several strategic and operating advantages, including:

•Highly Efficient Financial Model – We believe our technology-driven business model provides us with significant scale and operating efficiencies, including:

60	FORM 20-F

«Table of Contents

▪Asset-Light, Low-Cost Structure – Our technology-driven business model is asset-light and highly scalable. We conduct the majority of our business online and through mobile applications and emphasize operational efficiency and profitability throughout our operations. The asset-light nature of our business model requires minimal capital expenditures to facilitate growth, with expenditures amounting to 1.3%, 1.0% and 2.9% of net revenues for the years ended December 31, 2023, 2022 and 2021, respectively.
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

Our Growth Strategies
Despite our success to date, we believe our business is still in the early days of driving the disintermediation of traditional financial institutions in Brazil and offering better alternatives to their legacy models and practices. We believe there is a large addressable market opportunity remaining in our core business and significant market share to win since, as of December 31, 2023, our Client Assets (assets under custody) accounts for only 9% of a R$ 12.6 trillion market, according to our internal estimates. We intend to leverage our competitive strengths and continue to enhance the strategic advantages we have created through the XP Model in order to continue to grow and expand our business.
We have four strategic pillars that we believe will guide us to our long term vision. These pillars are known by every employee and they guide our business decisions such as choosing priority projects and the allocation of resources in the budget. Our strategic pillars are the following:
•Leadership in Investments - Our first pillar aims to protect and expand our core business. We will continue to seek a greater share of the total Client Assets and trading volumes from our clients, who often keep assets in different accounts and may use the services of several firms. We also intend to continue to grow our base of active retail clients, which reached 4.5 million as of December 31, 2023, an increase of 14% year over year, as well as our base of institutional trading partners and corporate issuers who provide additional liquidity and products to our platform. We intend to do so by:
•Improving segmented value proposition – We aim to grow our client base and our share of wallet in different customer segments. It is key to customize our value proposition to individual investors from Retail to Private segments and to companies from SMEs to Corporate segments;
•Expanding Our Omni-Channel Distribution Network – We intend to lead the evolution of the investments advisory profession in Brazil. We want to position XP Inc. as the premier HUB for all types of financial advisory entrepreneurs, including: Independent Financial Advisors (IFA), Internal advisors in the XP’s brands, Wealth Managers and Financial Consultants. We also want to offer white label solutions for partners, with a Broker as a service business.
•Growing Our Investment Platform Offering – While we believe our open product platform is key competitive advantage versus the limited, closed-loop platforms of the traditional financial institutions, we believe there is a significant opportunity to continue to build on this strength and provide our clients with greater selection and investment opportunities by (1) developing new investment products; and (2) incorporating new investment products from our partners and competitors.
•Providing the best financial planning solution for our clients – We aim to offer the best portfolio allocation solutions, customized by client profile and objective.
•Retail cross-sell: Based on customer needs, we expanded our portfolio to serve the customer's complete financial life, seeking to break once and for all the link between investors and large banks. We believe this strategy diversifies our revenue sources and reinforces our core business since it creates a positive feedback loop where the adoption of cross-sell products increases client’s share of wallet. Our cross-sell products include our credit card, digital account, FX solutions, insurance and more.

61	FORM 20-F

«Table of Contents

•Corporate & SMB – We intend to offer better business solutions by leveraging existing relationships to gain penetration with products like FX, derivatives, loans, and insurance, among others. We can also rely on our consolidated Investment Banking and Global Markets business to complement our Ecosystem.

Our quality initiative and objective are the foundation of our three pillars of growth, based on delivering a higher quality experience end-to-end. We are focusing on offering superior functionalities, services, support, software and apps. Our goal is to achieve leadership in the Brazilian investment market and provide the best complementary financial services. We believe in incremental opportunities to disintermediate traditional financial institutions' legacy models in other financial sectors beyond investments. These sectors tend to be easier to penetrate and have much lower switching costs versus the investment services industry. We estimate that the total addressable market size was close to R$500 billion in gross revenues in 2023, including adjacent markets complementary to XP's core market, such as insurance, credit and debit cards, and other loans.
Our Environmental, Social and Governance Commitment
Since 2020, we recognize that the ESG agenda is an ongoing journey. In order to improve consistently in these matters, we are engaged in integrating ESG issues into both our internal operations and our business practices, contributing to the transition to a more sustainable world.
We believe that for a stronger environmental, social, and corporate governance strategy, it is essential to adhere and support voluntary commitments, programs, and international covenants. As a result, we are a signatory to the following initiatives: UN Global Compact; Carbon Disclosure Program (CDP); Principles of Responsible Investment (PRI); Partnership for Carbon Accounting Financials (PCAF); Racial Equity Movement (MOVER); Pact for the Promotion of Racial Equity and Inclusion Business Network; and Pact for Inclusion of People with Disabilities (Rede Reis).
In 2023, we made further progress in advancing our ESG agenda through our four pillars of action:
1) We aim to provide sustainable investment solutions, including the issuance of ESG securities, ESG-labeled products, ESG education for stakeholders, and a dedicated ESG research team:
•Since 2021, we offer ESG portfolios for our private banking customers, a dedicated ESG credit portfolio for institutional investors and an ESG recommended portfolio, composed of 10 names that we believe combine high ESG standards and solid fundamentals, aiming to outperform B3’s Corporate Sustainability Index (ISE) over the long-term.
•In 2023, our ESG Research team produced over 20 thematic reports and analyzed the ESG performance of more than 136 companies under XP Research coverage.
•We believe we have the largest sustainable investment platform in Brazil, with 38 ESG-labeled investment funds available, including equity, fixed income, hedge fund, index, private equity, and pension funds, featuring both local and global strategies.
•We have launched three ESG ETFs on B3, as well as seven ESG COEs (structured notes). Additionally, we have introduced 19 sustainable securities in the fixed income market, considering both local and international debt markets, which represented a total volume of R$23.3 billion.

2) We seek to prioritize our sustainable transition, seeking recognition from third parties with international visibility:
•We understand we have adhered to commitments, pacts, and working groups, as well as the implementation of governance processes and ESG and climate transition methodologies.
•Our internal environmental, social and climate risk & ESG assessment covered our active suppliers and potential clients and products, in accordance with our internal policies.
•We analyze our exposure to climate risks through initiatives such as the CDP and PCAF, enabling us to structure a transition strategy and prepare for future regulatory requirements regarding this agenda.
•We aim to identify, measure, and monitor climate-vulnerable sectors and climate sensitivity exposure in our credit portfolio using FEBRABAN’s tools.

62	FORM 20-F

«Table of Contents

•Since 2019, we have been calculating, monitoring, and publishing our GHG emissions inventory annually, ensuring transparency and publicity of our Scope 1, 2 and 3 emissions data. We seek to offset our carbon footprint including scope 1, 2 and 3 emissions with the acquisition of carbon credits from conservation projects (REDD+) and energy projects.
•In 2023, we also refined the calculations of scope 1, 2 and 3 emissions by expanding the scope coverage and underwent third-party verification of these emissions.
•We disclose our climate risk actions, including the mensuration of climate sensitivity of our credit portfolio, our institutional carbon inventory, which incorporates carbon credits acquired for offsetting, and the carbon inventory of Banco XP's credit portfolio.

3) We aim to achieve diversity & inclusion goals, becoming a more diverse company:
•Since 2020, diversity and inclusion have become material topics to us, which fosters our internal and public goals to improve our metrics in this area.
•We seek to create inclusive programs and job opportunities.
•We monitor our internal data on gender, ethnicity, disabilities and actively strive to combat LGBTQIA+ discrimination in the financial market through internal initiatives and affinity groups.
•We have made significant progress in our key diversity metrics. In 2020, the percentage of women in the company was 26.5%, with women in leadership positions at 12%. By 2023, we achieved a significant increase to 34.4% of women in the total workforce, and 26.7% in leadership roles. In terms of ethnicity, we had 17.6% representation of black individuals in the company in 2020, and by 2023, we reached a milestone of 20%. Looking at leadership positions, we had only 2% black leaders in 2021, but by 2023, we achieved a significant increase to 12.5%.

4) We strive to democratize financial and technological education, changing people’s mindset towards money:
•We aim to impact 50 million people through financial education in ten years.
•We have partnerships with local players focused on educational solutions.
•XP has achieved a national award which signals our relevance to the community.
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
Our social, environmental and climate risk management is carried out through five main pillars of action:
•Governance and regulatory - We developed our entire governance process, strategy, goals, and social, environmental, and climate risk metrics. This also includes the development of policies, standards, and procedures, as well as compliance with regulatory standards related to ESG and climate;

63	FORM 20-F

«Table of Contents

•Methodologies and analysis - We developed internal ESG and social, environmental, and climate risk methodologies, such as (i) social, environmental, and climate rating methodologies, (ii) climate sensitivity, (iii) financed greenhouse gas emissions, and (iv) carbon footprint of investment funds and equity portfolios. Additionally, we conducted social, environmental, and climate risk analysis on key business areas: (i) onboarding (individual and corporate), (ii) supplier homologation, (iii) currency operations, (iv) corporate credit operations, (v) credit operations rural, (vi) DCM and ECM operations, (vii) asset XP operations, and (viii) new products and businesses;
•Management and reporting - We seek to manage and disclose key social, environmental, and climate risk KPIs to internal commissions and committees, manage and report ESG fixed-income operations and manage social, environmental and climate losses. We also prepare internal reports, such as the 2023 Social, Environmental and Climate Risks and Opportunities Report, or “GRSAC” and the Social, Environmental and Climate Risk Document, or “DRSAC,” disclosing social, environmental and climate risks incurred within our credit and securities operations;
•ESG products - We promote the development and monitoring of ESG products; and
•Institutional sustainability and education - We give regular training on the culture of social, environmental and climate risks and addressing human rights and diversity.
In addition to this social, environmental, and climate risk management structure, we recognize the importance of and incorporated recommendations of the Financial Stability Board's Task Force on Climate-Related Financial Disclosures, or “TCFD.” The objective of TCFD is to encourage the disclosure of financial information related to climate risks and opportunities, allowing investors to make more informed decisions. We are working to ensure increasing adherence to these recommendations, which strengthens our climate risk governance. In 2022 and 2023, we further developed and implemented methodologies for measuring and managing climate risk.
We measured the climate sensitivity of our credit portfolio using the Climate Risk Sensitivity Scale developed by The Brazilian Federation of Banks, or “FEBRABAN.” The methodology combines relevance variables - sector classification and credit rating - and proportionality - representation in the portfolio and the weighted average term of the transactions - to identify the most sensitive clients in our portfolio.
Finally, we regard social, environmental and climate risk as material, and we plan to continue developing the best management practices.
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

64	FORM 20-F

«Table of Contents

Name	Type	Description	Clients

Brokerage Securities	Investment Products
Hundreds of equity securities and futures, such as:
•Equities, iShares, or “ETFs” and BDRs;
•Dollar, Ibovespa and rate futures; and
•Commodities, such as feeder cattle, coffee, soy; corn, ethanol, oil and gold.
•Retail •Institutional

Fixed Income Securities	Investment Products	Over 150 fixed income securities, including: Bank Deposits: LCI, LCA, CDB, and LC; Corporate Bonds: Debentures, CRI, CRA, LF and FIDC; Sovereign Bonds: NTN-B, NTN-F, LTN, LFTs; and Interest Rate Swaps	•Retail •Institutional

Mutual, Hedge and Private Equity Funds	Investment Products	•Over 200 XP Asset Management Funds; •Over 500 third-party funds curated by XP from over 160 asset managers; and •Over 140 international funds.	•Retail •Institutional

Structured Products	Investment Products
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
XP branded solutions and distribution of over 266 funds from 105 leading independent insurers and asset managers, including:
•Pension and social security funds; and
•Life and travel insurance products of the main independent providers, with similar characteristics to those offered in more developed markets.
•Retail •Institutional

Wealth Management Services	Investment Products	A suite of asset organization, succession planning and other services.	•Retail

Other Investment Products	Investment Products	•Real Estate funds of corporate assets logistics, retail and receivables; and •Equity and debt capital markets solutions.	•Retail •Institutional
Our Marketing, Sales and Distribution

65	FORM 20-F

«Table of Contents

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
•Infomoney – acquired in 2011, Infomoney is the largest investment-related website in Latin America, with approximately 7.4 million monthly unique visitors as of December 31, 2023.
•XP Educação – a key part of our mission since our founding, XP Educação is a leading financial education portal in Brazil. XP Educação provides seminars, classes and learning tools to help investors, entrepreneurs and executives to evolve through their respective journeys and according to their specific needs.
•EXPERT Platform – our proprietary investment phygital content platform, comprising a research group with over 30 specialists serving retail clients in Portuguese and institutional clients in English. This group produces a wide range of content, which includes insights into fixed income, equities, funds, REITs, asset allocation, economics and politics, among others, covering from the basics to a more advanced content. Our digital research retail platform is free and has over 450 thousand monthly visitors that come to our website, which utilizes a robust SEO strategy to attract new viewers, along with educational content and in-person events.
•EXPERT Event – our annual conference for clients, IFAs and partners has become the largest investment event in Latin America. In 2023, the EXPERT event was held both in-person and virtually, and had over 126.200 attendees, including over 188 sponsors, over 250 journalists, and over 2,500 news articles written about our event. EXPERT 2022 included a roster of world-renowned speakers, including former prime minister of the UK Theresa May, athlete and businesswoman Serena Williams, Oaktree Capital Management Founder Howard Marks, among many others
Omni-Channel Distribution Network
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

66	FORM 20-F

«Table of Contents

•IFA Network – Our proprietary distribution network of approximately 14,300 IFA partners, who solicit new clients and help us onboard them as XP clients. These IFAs are located in 2,529 offices in 196 cities across the country and form the largest independent financial advisor network in Brazil, which is a competitive advantage for XP. We believe our IFA partners choose to work with XP for a number of reasons, including: (1) our deep understanding and appreciation of the IFA business model and our promotion of IFA careers given our origins as an IFA; (2) our dedicated suite of technology tools designed to help IFAs manage their businesses more effectively; (3) our trusted brand and reach across Brazil; and (4) our proprietary market information, which can help IFAs reach and sell their services to customers more effectively.
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

67	FORM 20-F

«Table of Contents

Bull - Pro
Bull is our free, cloud-based trading platform designed for retail and institutional traders, that includes powerful data visualization, custom simulations, analytics, and advance graphics tools that can be used from any internet connected device, such as a desktop, tablet, mobile phone and smart watch. The user can analyze the main flows of the market, time and schedule trades, and conduct various forms of charting and volume and pricing analysis. In addition, the user has access to several trading tools such as Chart Trading and DOM, that can be used to run various market and performance simulations and execute trading quickly and efficiently
HUB
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
HUB App
HUB is an IFA management solution application, similar to Hub, but designed to help an IFA run its business on-the-go through a mobile application. HUB also provides a comprehensive suite of tools for IFAs that enable them to: (1) access client information in real time; (2) manage their CRM application and organize their schedules and meetings on the go; (3) monitor client activity, net funding and upcoming maturities; (4) quickly define and chart investment strategies remotely; and (5) communicate with clients across a range of platforms and third-party applications
XP App
Enhances our advisory services and product platform through a suite of proprietary apps. These cloud-based and mobile applications combine powerful technology from XP Genius with vast proprietary data and agile development methods from XP Tribes and XP Squads. This integration produces market insights and functionality that add value for our clients. XP Apps allow users to manage accounts, execute trades, perform analytics, and create custom reports, encapsulating all financial activities in one app, from cash flow management to the procurement of credit products and insurance, all easily accessed and backed by our investment platform.

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
Our Support Functions

68	FORM 20-F

«Table of Contents

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
Our Fraud Prevention and Risk Management
Our fraud prevention and risk management operations are primarily managed by three different groups that are staffed with more than 77 employees dedicated to auditing and mitigating our company risk exposure. This team is composed of highly qualified personnel that come from a variety of backgrounds in other areas, such as telecommunications, credit card issuing, merchant acquiring, banking and the stock market. They are completely independent from our business functions and report directly to our Chief Risk Officer. These groups include:
•Corporate Risk – this group is focused on identifying, classifying and mitigating operational, reputational, environmental and strategic risks, including any potential internal fraud;
•Financial Risk – this group is focused on monitoring our financial positions and managing our exposure to liquidity risk, market risk, and credit risk; and

69	FORM 20-F

«Table of Contents

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
Competition
The Brazilian financial services industry is highly competitive and fast-changing. The markets for our solutions continue to evolve and are competitive in the asset classes, products and geographies in which we operate. We face competition to acquire customers from a variety of traditional and nontraditional financial institutions. Our primary competitors are traditional financial institutions, including Itaú Unibanco, Bradesco, Caixa, Banco do Brasil and Santander. We also face competition across business units, particularly from other financial services companies such as BTG Pactual, Safra, Nubank and Inter, among others. Other potential competitors are other providers in some specific categories, such as asset management firms, insurance companies, investment banking firms, institutional brokerage firms, private banking and wealth management firms, digital banks and research reports providers.
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
Our Regulatory Position
Five of our subsidiaries, XP CCTVM, Banco XP S.A., or “Banco XP,” XP DTVM, Banco Modal and Modal DTVM perform activities that are subject to regulation in Brazil by the Central Bank. As required by the applicable Brazilian regulation, they must possess authorizations from the Central Bank in order to operate, as follows:
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
XP DTVM is authorized by the Central Bank to, among other activities, carry out public offering and distribution of bonds and securities, provide securities portfolio management services and carry out operations in the foreign exchange market.

70	FORM 20-F

«Table of Contents

•Banco Modal was originally founded under the name Modal S.A. DTVM and, in July 1999, started its activities as a multiservice bank with investment bank activities. In 2004, it began to manage an asset portfolio and to develop activities related to private equity. In September 2015, Banco Modal incorporated a new company, Modal DTVM, when it created a new investment channel focused on retail customers (Modalmais).

•Class B Bank Branch & Trust License – Since January 1st, 2023, Banco XP is licensed by CIMA to perform banking, investments, and trust activities.

Eight of our subsidiaries, XP CCTVM, XP DTVM, Modal DTVM, XP Gestão, XP Advisory, XP Vista, XP PE and XP Allocation perform activities that are subject to regulation in Brazil by the CVM. As required by the applicable Brazilian regulation, they are authorized to operate by the CVM, as follows:
•XP CCTVM is authorized to provide securities broker dealer services, securities portfolio management services (exclusively to its own proprietary portfolio) and securities custody services;
•each of XP DTVM, XP Gestão, XP Advisory, XP Vista, XP Allocation and XP PE are authorized to provide securities portfolio management services.
•Modal DTVM is authorized to provide depository services, distribution, portfolio management, administration, book-keeping and controlling of investment funds activities.

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
One of our subsidiaries, XP Private Holding UK Ltd., or “XP Private UK,” is a holding company, with no operations. On June 16, 2021, XP Private UK sold its subsidiary, XP Private (Europe) S.A. In December 2021, in virtue of the sale of XP Private (Europe) S.A., XP Private UK decided to write down its other subsidiary, Chameleon Bravery Unipessoal Lda (“XP Portugal”). Currently, XP Private UK does not hold equity in any entity.

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

Regulatory Environment in Brazil
Our main subsidiaries in Brazil are subject to extensive regulation, such as those applicable to banks (in the case of Banco XP and Modal), securities and foreign exchange brokers (in the case of XP CCTVM), securities portfolio managers (in the case of XP Gestão, XP Advisory, XP PE, XP Allocation Asset Management Ltda. and XP Vista), insurance companies and insurance brokers (in the case of XP VP and XP CS, respectively).
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

71	FORM 20-F

«Table of Contents

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
Pursuant to Banking Law, CMN Resolution No. 4,970 of November 25, 2021, as amended, or “CMN Resolution No. 4,970,” and CMN Resolution No. 5,008 of March 24, 2022, as amended, or “CMN Resolution No. 5,008,” financial institutions that are securities brokerage firms (such as XP CCTVM) must seek approval from the Central Bank, and, in certain cases, the CVM when appointing managers (including directors, officers and members of certain statutory boards, such as fiscal councils). According to Law No. 4,728/65, for securities brokerage firms (such as XP CCTVM), managers are subject to further restrictions and are prohibited from working for or fulfilling any administrative, advisory, tax or decision-making positions at entities listed on the Brazilian stock exchange. In addition, managers of XP CCTVM are prohibited from filling managerial functions in other brokerage firms authorized to carry out foreign exchange transactions pursuant to CMN Resolution No. 5,009 of March 24, 2022. However, Banco XP, our multi-purpose bank, is authorized to carry out foreign exchange transactions. For additional information, please see “—Multi-Purpose Banks.”
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

72	FORM 20-F

«Table of Contents

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
CVM Resolution No. 21 provides for two categories of asset managers: (1) trustee administrator and/or (2) portfolio manager. XP Gestão, XP Advisory, XP Vista and XP PE Gestão de Recursos Ltda., XP Allocation Asset Management Ltda. and XP Sports Asset Management Ltda. are registered as portfolio managers. To be authorized by the CVM to engage in such activity, legal entities that operate as asset managers must (1) have a registered office in Brazil; (2) have securities portfolio management as a corporate purpose and be duly incorporated and registered with the National Register of Legal Entities – CNPJ; (3) have one or more officers duly certified as asset managers as approved by CVM to take on liability for securities portfolio management, pursuant to CVM Resolution No. 21; (4) appoint a compliance officer and a risk management officer; (5) be controlled by reputable shareholders (direct and indirect), who have not been convicted of certain crimes detailed in article 3, VI of CVM Resolution No. 21; (5) not be unable or suspended from occupying a position in financial institution or other entities authorized to operate by the CVM, the Central Bank, SUSEP or PREVIC, and not have been banned from asset management activities by judicial or administrative decisions; (6) put in place and maintain personnel and IT resources appropriate for the size and types of investment portfolio it manages; and (7) execute and provide the applicable forms to the CVM so as to prove its capacity to carry out such activities, pursuant to CVM Resolution No. 21. Under CVM Resolution No. 21, asset management must, among other requirements, conduct their activities in good faith, with transparency, diligence and loyalty with respect to their clients and perform their duties with the aim of achieving their investment objectives. This same regulation requires asset managers to maintain a website, with extensive current information, including, but not limited to, (1) an updated annual filing form (formulário de referência); (2) a code of ethics; (3) rules, procedures and a description of internal controls in order to comply with CVM Resolution No. 21; (4) a risk management policy; (5) a policy of purchase and sale of securities by managers, employees and the company; (6) a pricing manual for assets from the securities portfolios managed by such asset manager, even if the manual has been developed by a third party; and (7) a policy of apportionment and division of orders among the securities portfolios.

73	FORM 20-F

«Table of Contents

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
IFAs
The activity of IFAs (assessor de investimentos) is regulated by CVM Resolution No. 178 of February 14, 2023, as amended, or “CVM Resolution No. 178,” and CVM Resolution No. 179 of February 14, 2023, as amended, or “CVM Resolution No. 179.” Pursuant to such rules, IFAs are individuals, acting as agents and representatives for an institution that integrates the securities distribution system, registered with the CVM to conduct client development and prospection, to receive and register orders and transmit such orders to the appropriate trading or registration systems, to provide information and recommendation on the products offered and on the services provided by the institution with whom they share a commercial relationship. Although they are individuals, CVM Resolution No. 178 allows IFAs to carry out their activities through corporate entities, which must also be registered with the CVM. IFAs are allowed to provide complementary services to clients, as long as they don’t conflict with their main services, being prohibited however, to provide portfolio management, securities consultancy and securities analysis services. The IFAs must be engaged by an institution integrating the securities distribution system and, according to CVM Resolution No. 178, IFAs will not be required to act on an exclusivity basis and may be engaged by multiple institutions, although exclusivity may still be agreed contractually among the parties. The IFAs are also required to ensure the confidentiality of information to which they have access.
In carrying out their services, the IFA must act with integrity, good faith and professional ethics, applying the care and diligence expected from a professional in its position, with respect to clients and its employer. Given IFAs can now have a commercial relationship with more than one financial intermediary, they must take additional care to observe the rules of each such financial intermediary.
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
•they shall comply with the principles of selectivity, guarantee, liquidity and risk diversification;

74	FORM 20-F

«Table of Contents

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

75	FORM 20-F

«Table of Contents

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
We present below a summary of the main duties and powers of each regulatory agent, ANBIMA and BSM.

76	FORM 20-F

«Table of Contents

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
•receiving compulsory collections and voluntary deposits in cash from financial institutions;

77	FORM 20-F

«Table of Contents

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

78	FORM 20-F

«Table of Contents

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

79	FORM 20-F

«Table of Contents

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

80	FORM 20-F

«Table of Contents

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

81	FORM 20-F

«Table of Contents

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

82	FORM 20-F

«Table of Contents

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

83	FORM 20-F

«Table of Contents

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

84	FORM 20-F

«Table of Contents

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

85	FORM 20-F

«Table of Contents

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

86	FORM 20-F

«Table of Contents

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

87	FORM 20-F

«Table of Contents

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
The Brazilian legislation, in certain circumstances, allows the creation of a single audit committee for the financial operating companies (such as XP CCTVM, Banco XP, XP DTVM, Banco Modal and Modal DTVM) of an economic group.
Ombudsman
Pursuant to CMN Resolution No. 4,860 of October 23, 2020, financial institutions (such as XP CCTVM, Banco XP and Banco Modal) and other entities authorized to operate by the Central Bank are required to create an Ombudsman to establish an independent communication channel between the institutions and their clients, while observing strict compliance with consumer protection legislation and seeking improvement and enhancement of products, consumer services and other services. The Ombudsman shall be the responsibility of an appointed officer (who can also be the ombudsman himself, however, such person shall not be in charge of any other activity in the financial institution) and shall be compatible with the activities of the institution, as well as the complexity of its operations. Those institutions that are part of a financial conglomerate shall be authorized to implement a single Ombudsman to assist the entire conglomerate.
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
Whistleblowing/Hotline
Pursuant to CMN Resolution No. 4,859 of October 23, 2020, financial institutions (such as XP CCTVM, Banco XP and Banco Modal) are required to have a whistleblower hotline (canal de denúncias), through which their employees, clients, contractors and/or suppliers may anonymously report situations involving potential illicit activities of any nature related to the financial institution. Accordingly, financial institutions are required to appoint a responsible department for forwarding all reported events to the appropriate departments for further handling. This department is also required to prepare reports semiannually detailing, at minimum, the following information relating to each reported event: (1) number of reported events and their nature; (2) the relevant departments that handled them; and (3) the average time frame and relevant measures adopted to solve them. Such reports must be (a) approved by the board of directors of the financial institution or, absent the board of directors, by its officers; and (b) made available to the Central Bank for at least five years.

88	FORM 20-F

«Table of Contents

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

89	FORM 20-F

«Table of Contents

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
XP Investments is registered as a securities broker-dealer with the SEC and in thirty U.S. states and territories, and is a member of FINRA, a self-regulatory organization, or “SRO,” subject to SEC oversight. Consequently, XP Investments and its personnel are subject to extensive requirements under the Exchange Act, state securities laws and SEC and FINRA rules, including requirements relating to, among other things, sales and trading practices, recordkeeping, anti-money laundering, financial and other reporting, supervision, misuse of material nonpublic information and the conduct and qualifications of certain personnel. SEC-registered broker-dealers are also subject to capital requirements, which mandate that they maintain minimum levels of capital, or “net capital,” and effectively require that a significant portion of a broker-dealer’s assets be kept in relatively liquid form. SEC and FINRA rules also require notification when a broker-dealer’s net capital falls below certain predefined criteria, limit the ratio of subordinated debt to equity in a broker-dealer’s regulatory capital composition and constrain the ability of a broker-dealer to expand its business or distribute capital under certain circumstances.
XP Investments is also registered with the CFTC as a swap dealer, an introducing broker and is a member of the NFA, an SRO that regulates certain CFTC-registrants. CFTC-registered introducing brokers are subject to expansive requirements under the Commodity Exchange Act and CFTC and NFA rules, including requirements relating to, among other things, sales practices, regulatory capital, anti-money laundering, financial reporting, supervision and recordkeeping.

90	FORM 20-F

«Table of Contents

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
XP Private UK is a holding company with no operations. On June 16, 2021, XP Private UK sold its subsidiary, XP Private (Europe) S.A. In December 2021, in virtue of the sale of XP Private (Europe) S.A., XP Private UK decided to write down its other subsidiary, Chameleon Bravery Unipessoal Lda (“XP Portugal”). Currently, XP Private UK does not hold equity in any entity.

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
The table below is a list of our subsidiaries, joint ventures and associated companies:

				Direct and indirect interest
Name	Principal activities	Country	Investment type	2023	2022	2021

XP Investimentos S.A.	Holding	Brazil	Directly	100.00%	100.00%	100.00%
XP Investimentos Corretora de Câmbio, Títulos e Valores Mobiliários S.A.	Broker-dealer	Brazil	Indirectly	100.00%	100.00%	100.00%
XP Vida e Previdência S.A.	Retirement plans and insurance	Brazil	Indirectly	100.00%	100.00%	100.00%
Banco XP S.A.	Multipurpose bank	Brazil	Indirectly	100.00%	100.00%	100.00%
XP Controle 3 Participações S.A.	Financial Holding	Brazil	Indirectly	100.00%	100.00%	100.00%
XPE Infomoney Educação Assessoria Empresarial e Participações Ltda.	Digital content services	Brazil	Indirectly	100.00%	100.00%	100.00%
Tecfinance Informática e Projetos de Sistemas Ltda.	Rendering of IT services	Brazil	Indirectly	99.70%	99.73%	99.73%
XP Corretora de Seguros Ltda.	Insurance Broker	Brazil	Indirectly	99.99%	99.99%	99.99%
XP Gestão de Recursos Ltda.	Asset management	Brazil	Indirectly	95.50%	95.60%	94.90%
XP Finanças Assessoria Financeira Ltda.	Investment consulting service	Brazil	Indirectly	99.99%	99.99%	99.99%
Infostocks Informações e Sistemas Ltda.	Mediation of information systems	Brazil	Indirectly	100.00%	99.99%	99.99%
XP Advisory Gestão Recursos Ltda.	Asset management	Brazil	Indirectly	99.53%	99.55%	99.54%
XP Vista Asset Management Ltda.	Asset management	Brazil	Indirectly	99.99%	99.99%	99.50%
XP Controle 4 Participações S.A.	Insurance holding	Brazil	Indirectly	100.00%	100.00%	100.00%
XP Investments UK LLP	Inter-dealer broker and Organized Trading Facility (OTF)	UK	Indirectly	100.00%	100.00%	100.00%
XP Private Holding UK Ltd	Investment advisor	UK	Indirectly	100.00%	100.00%	100.00%
XP Holding UK Ltd	International financial holding	UK	Directly	100.00%	100.00%	100.00%
XP Investments US, LLC	Broker-dealer	USA	Indirectly	100.00%	100.00%	100.00%
XP Holding International LLC	International financial holding	USA	Directly	100.00%	100.00%	100.00%
XP Advisory US	Investment advisor	USA	Directly	100.00%	100.00%	100.00%
XP PE Gestão de Recursos Ltda.	Asset management	Brazil	Indirectly	98.10%	98.70%	98.70%
XP Controle 5 Participações Ltda.	Holding	Brazil	Indirectly	100.00%	96.00%	92.00%
Carteira Online Controle de Investimentos Ltda. - ME	Investment consolidation platform	Brazil	Indirectly	—	100.00%	99.99%
Antecipa S.A	Receivables Financing Market	Brazil	Indirectly	100.00%	100.00%	100.00%
XP Allocation Asset Management Ltda.	Asset management	Brazil	Indirectly	99.97%	99.99%	99.99%
Track Índices Consultoria Ltda.	Index Provider	Brazil	Indirectly	—	—	100.00%

91	FORM 20-F

«Table of Contents

XP Eventos Ltda.	Media and Events	Brazil	Indirectly	100.00%	100.00%	99.90%
DM10 Corretora de Seguros Ltda.	Insurance Broker	Brazil	Indirectly	100.00%	100.00%	100.00%
Du Agro Holdings S.A.	Agribusiness platform	Brazil	Joint Venture	—	—	49.00%
Wealth High Governance Holding de Participações S.A.	Financial Holding	Brazil	Associate	49.90%	49.90%	49.90%
O Primo Rico Mídia, Educacional e Participações Ltda.	Digital content services	Brazil	Associate	21.83%	29.26%	29.26%
NK112 Empreendimentos e Participações S.A.	Digital content services	Brazil	Associate	49.90%	49.90%	49.90%
XP Comercializadora de Energia Ltda.	Energy trading	Brazil	Indirectly	100.00%	100.00%	100.00%
XPAC Acquisition Corp.	Special Purpose Acquisition (SPAC)	Cayman	Indirectly	—	20.00%	20.00%
XP Distribuidora de Títulos e Valores Mobiliários	Securities dealer	Brazil	Indirectly	100.00%	100.00%	100.00%
Instituto de Gestão e Tecnologia da Informação Ltda.	Educational content services	Brazil	Indirectly	100.00%	100.00%	100.00%
Xtage Intermediação S.A.	Digital assets	Brazil	Indirectly	100.00%	100.00%	100.00%
XPAC Sponsor LLC	Special Purpose Acquisition (SPAC) Sponsor	Cayman	Directly	100.00%	100.00%	100.00%
XProject LTD	Holding	Cayman	Directly	100.00%	100.00%	100.00%
XP Ativos Digitais Intermediações S.A.	Digital assets	Brazil	Indirectly	100.00%	100.00%	—
Habitat Capital Partners	Asset management	Brazil	Indirectly	—	99.99%	—
XP Administradora de Benefícios Ltda.	Individual health plan intermediation	Brazil	Indirectly	100.00%	100.00%	—
BTR Administração e Corretagem de Seguros S.A.	Retirement plans and insurance	Brazil	Indirectly	100.00%	100.00%	—
XP Controle 6 Participações S.A.	Holding	Brazil	Directly	100.00%	—	—
XP Representação Seguros Ltda.	Insurance broker	Brazil	Indirectly	100.00%	—	—
Banco Modal S.A.	Multipurpose bank	Brazil	Indirectly	100.00%	—	—
Modal Assessoria Financeira Ltda.	Investment consulting services	Brazil	Indirectly	100.00%	—	—
Modal Distribuidora de Títulos e Valores Mobiliários Ltda.	Securities dealer	Brazil	Indirectly	100.00%	—	—
Modalmais Treinamento e Desenvolvimento Ltda.	Professional training services	Brazil	Indirectly	100.00%	—	—
Modal Corretora de Seguros Ltda	Insurance broker	Brazil	Indirectly	100.00%	—	—
Eleven Serviços de Consultoria e Análise S.A.	Investment consulting services	Brazil	Indirectly	100.00%	—	—
Banking and Trading Desenvolvimento de Sistemas Ltda. (“Carteira Global”)	Softwares development services	Brazil	Indirectly	100.00%	—	—
Refinaria de Dados – Análise de Dados Ltda.	Digital content services	Brazil	Indirectly	100.00%	—	—
Hum Bilhão Educação Financeira Ltda.	Digital content services	Brazil	Indirectly	100.00%	—	—
Vaivoa Educação Financeira Ltda.	Digital content services	Brazil	Indirectly	100.00%	—	—
Modal As a Service S.A.	Financial services	Brazil	Indirectly	100.00%	—	—
Galapos Consultoria e Participações Ltda.	Consulting services	Brazil	Indirectly	100.00%	—	—
W2D Tecnologia e Soluções Ltda.	Rendering of IT services	Brazil	Indirectly	100.00%	—	—
XP Sports Asset Management Ltda.	Asset management	Brazil	Indirectly	100.00%	—	—
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
As of December 31, 2023, we did not own any Brazil-issued patents or copyrights. We own a number of trademarks including XP, XP Investimentos, XP Private, RICO CORRETORA, CLEAR CORRETORA DE VALORES, INFOMONEY and TECFINANCE, as well as XP Inc, in the United States, and other valuable trademarks and designs covering various brands, products, programs and services, including EXPERT CONVENÇÃO NACIONAL XP INVESTIMENTOS. We also own a number of domain names registered in Brazil, including “xp.com.br,” “leadr.com.br,” “rico.com.br,” “clear.com.br” and “infomoney.com.br,” and abroad such as “xpi.us.” As of December 31, 2023, we held a 21.83% equity interest in “O Primo Rico Midia, Educacional e Participações Ltda.,” with the remaining interest held by our partner, Thiago Lolkus Nigro, which owns the trademark PRIMO RICO.
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

92	FORM 20-F

«Table of Contents

As of December 31, 2023, we had a services agreement with a data center service provider for the provision of data services to us from its data centers in the cities of Barueri and Santana do Parnaíba, in the State of São Paulo, Brazil (which are located approximately five miles apart).
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
ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS
The following discussion of our financial condition and results of operations should be read in conjunction with our audited consolidated financial statements as of December 31, 2023 and 2022 and for each of three years in the period ended December 31, 2023 and the notes thereto, included elsewhere in this annual report.
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

93	FORM 20-F

«Table of Contents

Our technology-driven business model is asset-light and highly scalable. This enables us to generate scale efficiencies from increases in total Client Assets. We conduct most of our business online and through mobile applications and emphasize operational efficiency and profitability throughout our operations. These operating efficiencies enable us to generate strong cash flow in various market conditions, allowing us to continue investing in the growth of our business. Our business requires minimal capital expenditures to facilitate growth, with expenditures amounting to 1.3% of net revenues for the year ended December 31, 2023, an increase from 1.0% of net revenues in 2022.
Key Business Metrics
The following table sets forth our key business metrics as of and for the periods indicated. These supplemental business metrics are presented to assist investors to better understand our business and how it operates.

	As of and for the year ended December 31,
	2023	2022	2021

Operating Metrics (Unaudited)
Total Client Assets (in R$ billions)	1,122	946	815
Total Net Inflow (in R$ bn)	105	138	230
Annualized Retail Take Rate	1.28%	1.29%	1.43%
Active clients (in thousands)	4,531	3,877	3,416
Headcount (EoP)	6,669	6,928	6,192
IFAs (in thousands)	14.3	12.3	10.3
Retail DATs (in millions)	2.2	2.4	2.7
Retirement Plans Client Assets (in R$ billions)	73.2	60.5	47.7
Cards TPV (in R$ billion)	40.9	24.9	10.3
Loan Portfolio (in R$ billion)	28.6	22.2	12.8

Financial metrics (in R$ millions)
Gross revenue and income	15,726	14,036	12,799
Retail (1)	11,791	10,157	9,793
Institutional	1,516	1,919	1,277
Corporate & Issuer Services(1)	1,576	1,295	1,213
Other	842	666	516
Total revenue and income	14,860	13,347	12,077
Gross Margin (%)(²)	68.0%	70.3%	70.8%
EBT	3,936	3,445	3,815
EBT Margin (%)(³)	26.5%	25.8%	31.6%
Net Income	3,899	3,580	3,592
Net Margin (%)(4)	26.2%	26.8%	29.7%

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
(2)Calculated as total revenue and income less operating costs, including expected credit losses, and divided by total revenue and income.
(3)Calculated as income before income tax divided by total revenue and income.
(4)Calculated as Net Income divided by total revenue and income

94	FORM 20-F

«Table of Contents

The following table sets forth additional business metrics as of and for the years indicated, related to Retail AUM (as defined herein). These supplemental business metrics are presented to assist investors to better understand our business and how it operates.

	As of and for the year ended December 31,
	2023	2022	2021

Retail – AUM (in R$ billions)	137.9	132.2	119.0
Mutual and Hedge Funds	66.0	62.1	57.4
Hedge Funds (Fundo de Investimento Multimercado)	30.8	30.3	27.8
Equity Funds (Fundo de Investimento em Ações)	4.7	5.2	7.9
Fixed Income Funds (Fundo de Investimento Renda Fixa)	27.6	24.0	19.1
Other Funds	2.9	2.6	2.6
Private Equity Funds	3.0	2.4	1.8
Exclusive Funds	31.9	39.1	32.8
Retirement Plans Funds	23.6	16.3	11.8
Investment Clubs	2.7	2.3	2.8
Managed Portfolios	10.8	9.9	12.4
Total Retail – AUM as a % of Client Assets (%)	12.3%	14.0%	14.6%
Retail – AUM Weighted Average Management Fee (% p.a.)	0.5%	0.5%	0.5%
Mutual and Hedge Funds	0.5%	0.6%	0.5%
Hedge Funds (Fundo de Investimento Multimercado)	0.6%	0.7%	0.6%
Equity Funds (Fundo de Investimento em Ações)	1.0%	1.0%	0.9%
Fixed Income Funds (Fundo de Investimento Renda Fixa)	0.3%	0.3%	0.1%
Other Funds	0.5%	0.4%	0.5%
Exclusive Funds	0.3%	0.3%	0.3%
Retirement Plans	0.5%	0.6%	0.7%
Private Equity Funds	1.7%	1.6%	1.3%
Investment Clubs	0.4%	0.5%	0.6%
Managed Portfolios	0.4%	0.4%	0.4%
Total management fees, gross of taxes (in R$ millions)(1)	1,628	1,581	1,490
From funds and portfolios managed by our asset managers	919	920	782
Percentage of total management fees	56%	58%	52%
From third-party funds (distribution fees)	709	661	708
Percentage of total management fees	44%	42%	48%

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

95	FORM 20-F

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
Retail – Gross Total Revenues
Retail gross total revenues include all types of revenue and income streams directly related to retail clients, including, but not limited to: (1) management and performance fees from funds managed by our asset managers, and rebates from management and performance fees from mutual funds managed by third-party asset managers, that are distributed to our retail clients; (2) rebates from management fees from retirement plans funds issued by third-party insurance companies or XP VP that are distributed to our retail clients; (3) management fees from exclusive funds of high net worth retail clients; (4) brokerage commissions earned on trading of stock, futures and derivatives listed on the B3 (although we charge zero commissions on self-directed trading of equities on Rico and Clear, and of futures on the three brands); (5) securities placement fees earned on structured operations certificates (COEs) sales to retail clients; (6) the distribution fee component from securities placement fees earned on the sale of funds and fixed income and equity securities to retail clients; (7) net income from corporate, bank and government fixed income securities and from derivatives sold to retail clients; (8) net interest income from credit products, such as loans and credit cards (interchange fees included), and (9) net income earned on Float Balances, which we allocate in soverign bonds; (10) net income earned on demand deposits; (11) insurance brokerage fees from insurance products sold to retail clients from third-party insurance companies and premiums from insurance products sold to retail clients by XP VP; (12) Digital Content revenues generated from selling XP Educação educational courses and content sold to retail clients and to non-client individuals, selling branded content articles, direct media advertisements on websites or mobile sites, Infomoney TV insertions, and other advertising and digital content fees generated by Infomoney; and (13) sale of research reports and educational courses to retail clients and other non-client subscribers. A portion of our management fees is calculated based on the performance of the mutual funds we manage or distribute.
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
Other – Gross Total Revenues
We include in Other gross revenues and income not allocated to Retail, Institutional and Corporate & Issuer Services solution categories, such as principal trading operations, which consists of investing our own net cash balances (referred to as our Adjusted Gross Financial Assets) in low-risk securities, arbitrage transactions and other investments with limited exposure to market risk.

96	FORM 20-F

«Table of Contents

Review of 2023 Results
Retail – Our number of active clients increased 17%, from 3,877 thousand as of December 31, 2022 to 4,531 thousand as of December 31, 2023. The daily average trades for the year ended December 31, 2023 was 2.2 million, remained stable compared with the year ended December 31, 2022. Driven by a monthly average net inflow of R$9 billion, our Total Client Assets increased 19% from R$946 billion as of December 31, 2022 to R$1,122 billion as of December 31, 2023. Our AUM increased 4%, from R$132 billion as of December 31, 2022 to R$138 billion as of December 31, 2023 (12.3% of our Total Client Assets). Also, there’s a natural organic growth due to the expansion of our client base. Retail Gross Total Revenues increased 12% from R$10,157 million for the year ended December 31, 2022 to R$11,791 million for the year ended December 31, 2023, attributable mostly to (1) growth in the client base and total Client Assets and (2) increased performance from products such as fixed income, credit cards and other retail revenue.

Institutional – gross revenues totaled R$1,516 million for the year ended December 31, 2023, a 21% decrease from R$1,919 million for the year ended December 31, 2022, mainly due to lower trading activity and lower results from our fixed income, currency and commodities desk.

Corporate & Issuer Services – gross revenues totaled R$1,576 million for the year ended December 31, 2023, a 22% increase from R$1,295 million for the year ended December 31, 2022. This increase was attributable to a strong performance in Debt Capital Markets (DCM) and an increase in revenues from merger and acquisition (M&A) advisory fees. The robust activity in DCM was driven by favorable market conditions that allowed the company to capitalize on high demand for debt financing solutions, thereby securing substantial deal flow and revenue. Simultaneously, the company experienced higher M&A advisory fees, reflecting its strategic effectiveness in navigating complex transactions and integrations for clients. This increase in revenue was pivotal in offsetting the weaker results from Equity Capital Markets (ECM), which continued to underperform due to less favorable conditions in the equity issuance landscape.

As a result, our total revenue and income increased 11%, from R$13,347 million for the year ended December 31, 2022 to R$14,860 million for the year ended December 31, 2023. Gross margin decreased from 70.3% to 68.0%, mainly due to higher costs associated with credit cards. The year ended December 31, 2023 was also marked by an increase in technology solutions associated with new products, infrastructure and also in expanding our employee base. Selling expenses increased 22% to R$169 million for the year ended December 31, 2023 and administrative expenses decreased 3% to R$5,461 million for the same period, driven by lower personnel expenses and third-party services. The decrease in expenses and revenue growth resulted in a 14% higher income before income tax. Our tax expense was R$173 million higher in the period, resulting in a higher net income, from R$3.580 million for the year ended December 31, 2022 to R$3,899 million for the year ended December 31, 2023, and a net margin decrease from 26.8% to 26.2%.

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

97	FORM 20-F

«Table of Contents

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

Non-GAAP Financial Measures
This annual report presents our Float Balance, Adjusted Gross Financial Assets and Adjusted Net Asset Value and their respective reconciliations for the convenience of investors, which are non-GAAP financial measures. A non-GAAP financial measure is generally defined as a numerical measure of historical or future financial performance, financial position or cash flows that purports to measure financial performance but excludes or includes amounts that would not be so adjusted in the most comparable GAAP measure. For further information on why our management chooses to use these non-GAAP financial measures, and on the limits of using these non-GAAP financial measures, please see “Presentation of Financial and Other Information—Special Note Regarding Non-GAAP Financial Measures.”
Float Balance

	As of December 31
	2023	2023	2022	2021
	(US$)(1)	(R$)
	(in millions)

(+) Securities trading and intermediation (Liabilities)	3,500	16,944	16,063	15,598
(-) Securities trading and intermediation (Assets)	(606)	(2,932)	(3,271)	(1,406)
Float Balance	2,894	14,011	12,792	14,192

(1)For convenience purposes only, amounts in reais as of December 31, 2023 have been translated to U.S. dollars using an exchange rate of R$4.8413 to US$1.00, the commercial selling rate for U.S. dollars as of December 31, 2023 as reported by the Central Bank. These translations should not be considered representations that any such amounts have been, could have been or could be converted at that or any other exchange rate. See “—Exchange Rates” for further information about recent fluctuations in exchange rates.

98	FORM 20-F

«Table of Contents

Adjusted Gross Financial Assets and Adjusted Net Asset Value

	As of December 31,
	2023	2023	2022	2021
	(US$)(1)	(R$)
	(in millions)

Cash and financial assets
(+) Cash	814	3,943	3,553	2,486
(+) Securities – Fair value through profit or loss	21,334	103,282	87,513	58,180
(+) Securities – Fair value through other comprehensive income	9,101	44,063	34,479	32,332
(+) Securities – Evaluated at amortized cost	1,416	6,855	9,272	2,239
(+) Derivative financial instruments (Assets)	4,902	23,733	9,217	10,944
(+) Securities purchased under agreements to resell	3,075	14,889	7,604	8,895
(+) Loan and credit card operations	5,898	28,552	22,211	12,820
(+) Foreign exchange portfolio	211	1,022	2,145	332
(+) Prepayments on energy purchase contracts	538	2,605	647	165
(+) Central Bank Deposits	611	2,957	1,119	—

Financial liabilities
(-) Securities loaned	(4,218)	(20,423)	(13,529)	(2,665)
(-) Derivative financial instruments	(5,119)	(24,785)	(8,605)	(11,908)
(-) Securities sold under repurchase agreements	(6,887)	(33,341)	(31,790)	(26,281)
(-) Retirement plans liabilities(2)	(11,652)	(56,409)	(45,734)	(31,921)
(-) Deposits	(5,679)	(27,494)	(20,262)	(9,899)
(-) Structured Notes	(3,721)	(18,015)	(12,110)	(7,636)
(-) Financial Bills	(1,863)	(9,020)	(5,676)	(2,588)
(-) Foreign exchange portfolio	(281)	(1,362)	(2,405)	(425)
(-) Credit card operations	(1,494)	(7,234)	(4,987)	(2,523)
(-) Commitments subject to possible redemption	—	—	(1,049)	(1,081)
(-) Other Funding	(63)	(303)	(47)	—
Subtotal	6,923	33,515	31,566	31,466
(-) Float Balance	(2,894)	(14,011)	(12,792)	(14,192)
Adjusted Gross Financial Assets	4,029	19,504	18,774	17,274
Gross debt
(-) Borrowings	(454)	(2,199)	(1,866)	(1,929)
(-) Debentures	(457)	(2,212)	(2,029)	(169)
(-) Structured financing	(380)	(1,842)	(1,934)	(2,415)
(-) Bonds	(686)	(3,322)	(3,561)	(4,138)
Adjusted Net Asset Value	2,051	9,929	9,384	8,623

(1)For convenience purposes only, amounts in reais as of December 31, 2022 have been translated to U.S. dollars using an exchange rate of R$4.8413 to US$1.00, the commercial selling rate for U.S. dollars as of December 31, 2023 as reported by the Central Bank. These translations should not be considered representations that any such amounts have been, could have been or could be converted at that or any other exchange rate. See “—Exchange Rates” for further information about recent fluctuations in exchange rates.
(2)Relates to balances of retail clients invested in pension funds through XP VP. Those balances are identified in the financial statements as “Securities—Fair value through profit or loss,” with a corresponding balance in “Retirement Plans Liabilities.”

99	FORM 20-F

«Table of Contents

Investments Cohorts
We believe that our strong value proposition and client-centric approach will continue to enhance our client loyalty and enable us to grow our share of wallet from our current customer base. We believe a simple cohort data analysis demonstrates this trend in our business and our significant opportunity in the future. For example, we measured the net new money invested with us over time across seven cohorts, which were defined as new clients that became active on our platform annually since January 2017. We then eliminated the appreciation in the value of the invested assets so that we could calculate the accumulated net inflow of new money by each cohort.
As our company is growing, our ecosystem is expanding and our brand is getting stronger, we see faster increases in net new money. For example, our January 2023 cohort began with an initial investment that was nearly 3 times the size of our January 2017 cohort. More importantly, we continue to see the trend where the vast majority of the cohorts significantly grow in their total Client Assets invested with XP over time, after adjusting out the net appreciation of assets in each cohort. This demonstrates that after making their initial investments, clients’ satisfaction with the XP client experience is strong enough for them to continue adding new money into their XP accounts. We believe this illustrates our significant opportunity to continue to penetrate our existing customer base and win a greater share of wallet, as shown in the following chart:

Accumulated Net Inflow

Jan'23; 4.870
Jan'22 6.639
Jan'20 5.381
Jan'21 4.772
Jan'19 3.514
Jan'18 2.135
Jan'17 1.678
+35%
+42%
+43%
+39%
+40%
+77%
+74%
+76%
+77%
+72%
+66%
+73%
+50%
+71%
+70%
+83%
+88%
+91%
+92%
+93%
+92%
+26%
+37%
+57%
+79%
+95%
+108%
+123%
+126%
+135%
+133%
+132%
+131%
+129%
+57%
+75%
+92%
+122%
+134%
+143%
+166%
+170%
+162%
+161%
+166%
+162%
+161%
+51%
+78%
+101%
+112%
+128%
+143%
+180%
+186%
+197%
+209%
+214%
+212%
+211%
+212%
+211%
0
6
12
18
24
30
36
42
48
54
60
66
72
78
84
90

•January 2020 Cohort – This cohort began with an initial investment of R$5,381 million, up 53% over the January 2019 cohort. After adjusting out the net appreciation of assets, the net balance of invested assets in this cohort increased 50% after 6 months, 71% after 12 months, 77% after 18 months, with a small decrease to 74% after 24 months;

100	FORM 20-F

«Table of Contents

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
•January 2022 Cohort – This cohort began with an initial investment of R$6,639 million, up 39% over the January 2021 cohort. After adjusting out the net appreciation of assets, the net balance of invested assets in this cohort increased 35% after 6 months and 42% after 12 months.
•January 2023 Cohort – This cohort began with an initial investment of R$4,870 million, 27% lower than January 2022 cohort. However, after adjusting out the net appreciation of assets, the net balance of invested assets in this cohort increased 26% after 6 months and 37% after 12 months.
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

Cross-Sell Index and Product Penetration
Since 2020, we have launched several new products into our Retail platform, as discussed in “Item 4.B Business Overview”, with the intent to enhance the experience of our existing clients in our ecosystem. Starting in 2023, we have started to track and publish our Cross-Sell Index, which is a number on a scale from 1 to 8 that measures the average number of different products Retail clients consume within our platform. Products considered for this calculation include: Investments (as one single product), Credit Cards, Digital Account, Loans, Retirement Plans, Insurance, FX and Global Investments. Our Cross-Sell Index in December 31, 2023, was 1.7 out of 8, meaning on average our clients still hold less than 2 different products within the ecosystem. This represents a 70% growth since our IPO in 2019, when we only had Investment products, despite its large growth potential.
Cross-Sell Index Across Advised and Self-Directed Clients
(1)Considers only advised clients in both the IFA channel and our direct channel.
(2)Considers Self-directed clients in our direct channel in the XP brand and also self-directed clients within the Rico brand.

101	FORM 20-F

«Table of Contents

Despite positive results so far, we estimate only 34% of Self-Directed Clients and 55% of Advised Clients had multiple products with our ecosystem as of December 31, 2023. We believe a higher Cross-Sell Index provides a positive impact to ARPAC and Churn. For example, as of December 31, 2023, clients with 2 or more products showed a 60% increase in ARPAC and a 14% reduction in Churn, while clients with 3 or more products showed a 144% increase in ARPAC and a 38% reduction in Churn.
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

102	FORM 20-F

«Table of Contents

% of Retail Revenue from New Clients vs. Existing Clients

The breakdown set forth in the chart above considers only the portion of retail revenues that we track on a client level that represents: (1) for 2021, 85% of total retail revenues; (2) for 2022, 86% of total retail revenues; and (3) for 2023, 91% of total retail revenues.
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

103	FORM 20-F

«Table of Contents

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
Our ability to increase our Retail Client Assets from new clients who invest with us is an important lever of revenue growth, though it is decreasing in contribution due to the size and economies of scale of our platform and the recurring nature of our revenues due to our business model. New active clients accounted for 9% of our retail total gross revenues in 2023, compared to 14% in 2022 and 15% in 2021.
Growth of Our Commercial Services
We also generate a smaller portion of our revenues from our Issuer and Institutional services, which are complementary to our platform and enhance the value and liquidity (through the volume of unlisted securities traded through our platform in the secondary market) of our ecosystem. These include a range of financial services to over 800 commercial clients, such as institutions and corporate issuers, that generate several revenue streams, including advisory, structuring and distribution fees from issuers and commissions and asset management fees from institutions. These revenues are based on the volume of investment and capital markets activity accessed through or transacted on our platform. We have developed tailored solutions for commercial customers and intend to (1) expand our service offerings to them; (2) foster long-term partnerships with them; and (3) increase the proportion of revenues generated from them.
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

104	FORM 20-F

«Table of Contents

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
While our business is impacted by the overall activity of the market and market volatility, this impact is partially mitigated by the fact that customers do not typically withdraw the funds they invest with us, and instead allocate them to different products we offer depending on market and macroeconomic conditions. For example, during periods of high market volatility or high interest rates, our clients tend to allocate their funds in low-risk, fixed-income instruments, and during periods of low market volatility or low interest rates, they tend to allocate their funds to higher risk, high-yield instruments such as equities. In addition, we are actively engaged in the further digitalization of our financial services and products, which will help further mitigate this impact as we believe secular growth trends can offset market volatility risk. Nevertheless, there may be changes in our clients’ preferences towards low-risk investments within the traditional banks, which could decrease our net inflows from both new and existing clients.
The vast majority of our operations are located in Brazil. As a result, our revenues and profitability are subject to political and economic developments and the effect that these factors have on the availability of credit, disposable income, employment rates and GDP growth in Brazil. Our results of operations are affected by levels of interest rates, the expansion or retraction of the capital markets, trading volumes and market inflows in Brazil, each of which impacts the number and overall volume of capital markets transactions and available overall liquidity. For more information, see “Item 3. Key Information—D. Risk Factors—Certain Risks Relating to Brazil—Economic Uncertainty and Political Instability in Brazil May Harm Us and the Price of Our Class A Common Shares.”
Brazil is the largest economy in Latin America, as measured by GDP. The following table shows data for real GDP, inflation and interest rates in Brazil and the U.S. dollar/real exchange rate at the dates and for the periods indicated.

105	FORM 20-F

«Table of Contents

	For the year ended December 31,
	2023	2022	2021
	(in percentages, except as otherwise indicated)

Real growth (contraction) in gross domestic product	2.9	2.9	4.6
Inflation (IGP-M)(1)	(3.2)	5.5	17.8
Inflation (IPCA)(2)	4.6	5.8	10.1
Long-term interest rates–TJLP (average)(3)	7.1	7.2	4.8
CDI interest rate (average)(4)	13.0	12.4	4.4
Period-end exchange rate–R$ per US$1.00	4.841	5.218	5.581
Average exchange rate–R$ per US$1.00(5)	4.993	5.165	5.397
Appreciation (depreciation) of the real vs. US$ in the period(6)	7.8	6.5	(11.7)
Unemployment rate(7)	7.8	9.3	11.1

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
In 2018, the real depreciated an additional 16%, to R$3.875 per US$1.00 on December 31, 2018. In 2019, the real depreciated an additional 4% to R$4.031 per US$1.00 on December 31, 2019. In 2020, the real depreciated an additional 29% to R$5.197 per US$1.00 on December 31, 2020. In 2021, the real depreciated an additional 7% to R$5.581 per US$1.00 on December 31, 2021. In 2022, the real appreciated 0.6% to R$5.287 per US$1.00 on December 31, 2022. The real/U.S. dollar exchange rate reported by the Central Bank was R$4.841 per US$1.00 on December 31, 2023, which reflected a 7.8% appreciation of the real against the U.S. dollar during 2023. As of April 24, 2024, the real/U.S. dollar exchange rate reported by the Central Bank was R5.159 per US$1.00, a depreciation of 6.6% of the real since December 31, 2023. There can be no assurance that the real will not depreciate or appreciate further against the U.S. dollar. The Central Bank has previously intervened in the foreign exchange market to attempt to control instability in foreign exchange rates. We cannot predict whether the Central Bank or the Brazilian government will continue to allow the real to float freely or will intervene in the exchange rate market by re‑implementing a currency band system or otherwise. The real may depreciate or appreciate substantially against the U.S. dollar in the future. Furthermore, Brazilian law provides that, whenever there is a serious imbalance in Brazil’s balance of payments or there are serious reasons to foresee a serious imbalance, temporary restrictions may be imposed on remittances of foreign capital abroad. We cannot assure you that the Brazilian government will not place restrictions on remittances of foreign capital abroad in the future.
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

106	FORM 20-F

«Table of Contents

Year	Period-End	Average(1)	Low(2)	High(3)

2019	4.031	3.946	3.651	4.259
2020	5.196	5.158	4.021	5.937
2021	5.581	5.397	4.894	5.879
2022	5.218	5.166	4.618	5.704
2023	4.841	4.995	4.720	5.446

Source: Central Bank.
(1)Represents the average of the exchange rates on the closing of each business day during the year.
(2)Represents the minimum of the exchange rates on the closing of each business day during the year.
(3)Represents the maximum of the exchange rates on the closing of each business day during the year.

Month	Period-End	Average(1)	Low(2)	High(3)

October 2023	5.058	5.065	4.948	5.192
November 2023	4.936	4.898	4.858	5.058
December 2023	4.841	4.897	4.831	4.958
January 2024	4.954	4.914	4.841	4.972
February 2024	4.983	4.964	4.930	5.005
March 2024	4.996	4.980	4.936	5.035
April 2024 (through April 24, 2024)	5.159	5.126	5.008	5.264

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

107	FORM 20-F

«Table of Contents

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
Interest expenses. Interest expenses arising from the loans, lease liabilities and debentures that we have borrowed, contracted and issued.
Share of profit or (loss) in joint ventures and associates. Share of profit or (loss) in joint venture and associates is related to equity accounting.

108	FORM 20-F

«Table of Contents

Income before Income Tax
Income before income tax consists of our net revenue and income minus our operating costs, selling and administrative expenses, other net other operating expenses and interest expenses.
Income Tax Expense
Our subsidiaries are subject to different income tax regimes and statutory rates as of December 31, 2023. Given that: (1) Banco XP and Banco Modal are taxed at a 45% income tax rate; (2) XP CCTVM and XP Seguradora are taxed at a 40% income tax rate; (3) XP Gestão, XP Educação, XP Corretora de Seguros, XP Vista, XP PE and XP Allocation and holding entities are taxed at a 34% income tax rate; (4) XP Finanças, Infomoney, Tecfinance and other operating entities are taxed at a 10.9% tax rate on revenues (34% rate on a presumed net margin of 32%); and (5) XP Investments and XP Investments UK LLP are taxed at US and UK tax rates, respectively. Accordingly, the effective tax rate of our consolidated operations fluctuates over time according to the portion of our total net income that was generated in each of these entities. For 2023, 2022 and 2021, our effective tax rate was 0.9%, -3.9% and 5.8% respectively.
Net Income for the Year
Net income for the year consists of our income before income tax minus our income taxes and social security obligations.
Results of Operations
Year Ended December 31, 2023, Compared to the Year Ended December 31, 2022
The following table sets forth our income statement data for the years ended December 31, 2023 and 2022:

	For the years ended December 31,
	2023	2022	Variation (%)
	(R$ millions, except for percentages)

Income statement data
Net revenue from services rendered	6,532	5,940	10%
Net income from financial instruments at amortized cost and at fair value through other comprehensive income	1,573	1,145	37%
Net income from financial instruments at fair value through profit or loss	6,756	6,262	8%
Total revenue and income	14,860	13,347	11%
Operating costs and expenses
Operating costs	(4,399)	(3,871)	14%
Selling expenses	(169)	(139)	22%
Administrative expenses	(5,461)	(5,641)	(3)%
Other operating income (expenses), net	11	257	(96)%
Expected credit losses	(361)	(94)	283%
Interest expense on debt	(617)	(402)	53%
Share of profit or (loss) in joint ventures and associates	74	(12)	(704)%
Income before income tax	3,936	3,445	14%
Income tax expense	(37)	136	(127)%
Net income for the year	3,899	3,580	9%

n.m. = not meaningful.
Total Revenue and Income
Total revenue and income for the year ended December 31, 2023 was R$14,860 million, an increase of R$1,513 million, or 11%, from R$13,347 million for the year ended December 31, 2022. Net revenues from services rendered represented an increase of R$592 million within total revenue and income, driven by:
•a R$348 million increase in revenue from securities placements, primarily attributable to the increase in mandates where we acted as placement agents or underwriters for third-party transactions in the domestic and international capital markets. Despite the unfavorable scenario for equity capital markets, our debt capital markets revenue has been more relevant, as we believe it tends to be less volatile in different macroeconomic scenarios.

109	FORM 20-F

«Table of Contents

•a R$111 million decrease in brokerage commissions, driven by a 5% decrease in the average daily traded volume in equities in the year ended December 31, 2023.
•a R$47 million increase in management fees, as a result of (1) fees from distributions (rebates from management fees) of funds managed by third-party asset managers and management fees attributable to funds managed by third parties (fees from distributions) increased from 42% of total management fees for the year ended December 31, 2022 to 44% for the year ended December 31, 2023, or R$48 million, while management fees attributable to funds and portfolios managed by our asset managers decreased from 58% to 56%, or R$ 1 million, during the same period. For the year ended December 31, 2023, 5% of management fees were performance-based and 95% were non-performance-based (i.e., fixed annual fees);
•a R$22 million increase in insurance brokerage fees, driven by a higher sale of retirement plans and insurance products to retail clients;
•a R$226 million increase in banking fees, mainly related to interchange fees received in credit card transactions, due to the greater volume of these transactions;
•a R$140 million increase in other services, including a R$34 million decrease in penalties collected from retail clients, a R$32 million increase in client’s margin coverage fees, a R$135 million increase in other ancillary revenues related to the increase in trading operations, such as third-party trading platform fees, revenue from marketing events, and education services; and
•net of a R$53 million increase in taxes and contributions on services.
Net income from financial instruments represented R$921 million of the increase in total revenue and income, driven by the growth in our retail investment distribution platform (whose number of retail clients grew 20% and Client Assets grew 19% period-over-period), in our institutional businesses, and the increase in our Adjusted Gross Financial Assets balances.
Operating Costs and Expenses
Operating costs. Operating costs for the year ended December 31, 2023 were R$4,399 million, an increase of R$528 million, or 14%, from R$3,871 million for the year ended December 31, 2022. This increase was primarily attributable to a R$117 million increase in cashback costs related to credit card transactions performed by our customers and a R$258 million increase in commission and incentive costs payable to our IFAs as part of the growth of our omni-channel distribution network. Incentive costs are capitalized and amortized over the life of the signed contracts. In addition, clearinghouse fees increased by R$46 million and other costs and third-party services by R$111 million. As a percentage of total revenue and income, our operating costs increased at 30% for the year ended December 31, 2023 compared to the 29% for year ended December 31, 2022.
Selling expenses. Selling expenses for the year ended December 31, 2023 were R$169 million, an increase of R$31 million, or 22%, from R$139 million for the year ended December 31, 2022, due to higher investments in brand awareness and marketing campaigns.
Administrative expenses. Administrative expenses for the year ended December 31, 2023 were R$5,461 million, an decrease of R$180 million, or 3%, from R$5,641 million for the year ended December 31, 2022. This decrease was primarily attributable to:
•a R$215 million, or 5%, decrease in personnel expenses related to an decrease in total employee headcount (from 6,928 employees as of December 31, 2022 to 6,669 employees as of December 31, 2023).
•a R$54 million, or 8%, increase in data processing expenses, mainly related to consultancy services in connection with the operation and maintenance of our platform’s software.
•a R$90 million, or 23%, decrease in third parties’ services, mainly due to the optimization of expenses with technological solutions related to social and online media;
•a R$8 million, or 8%, increase in depreciation of property and equipment and right-of-use assets as a result of new leases contracts; and
•a R$38 million, or 40%, increase in amortization of intangible assets as a result of Banco Modal acquisition.
Other operating income (expenses), net. We recorded other operating income/expenses, net of R$11 million for the year ended December 31, 2023 compared to other operating income, net of R$257 million for the year ended December 31, 2022. This variation is primarily due to a decrease of R$261 million income related to incentives from third parties, mainly as a result of the joint development of retail products and also the association of such entities with the XP ecosystem for the year ended December 31, 2022.

110	FORM 20-F

«Table of Contents

Income before Income Taxes
As a result of the foregoing, income before income taxes for the year ended December 31, 2023 was R$3,936 million, an increase of R$492 million, or 14%, from R$3,445 million for the year ended December 31, 2022.
Income Tax Expense
Income tax expense for the year ended December 31, 2023 was a R$37 million income, an increase of R$173 million from a R$136 million expense for the year ended December 31, 2022. This increase was primarily attributable to an increase in our effective tax rate to 0.9% for the year ended December 31, 2023 from -3.9% for the year ended December 31, 2022, as a result of revenues at the level of entities and investment funds which adopt different taxation regimes according to the applicable rules in their jurisdictions.
Net Income for the Year
As a result of the foregoing, net income for the year ended December 31, 2023 was R$3,899 million, an increase of R$319 million from R$3,580 million for the year ended December 31, 2022.
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

111	FORM 20-F

«Table of Contents

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
Operating Costs and Expenses
Operating costs. Operating costs for the year ended December 31, 2022 were R$3,871 million, an increase of R$441 million, or 13%, from R$3,430 million for the year ended December 31, 2021. This increase was primarily attributable to a R$171 million increase in cashback costs related to credit card transactions performed by our customers and a R$93 million increase in commission and incentive costs payable to our IFAs as part of the growth of our omni-channel distribution network. Incentive costs are capitalized and amortized over the life of the signed contracts. In addition, clearinghouse fees increased by R$16 million, operating losses by R$46 million and other costs and third-party services by R$114 million. As a percentage of total revenue and income, our operating costs increased at 29% for the year ended December 31, 2022 compared to the 28% for year ended December 31, 2021.
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
•a R$42 million, or 61%, increase in depreciation of property and equipment and right-of-use assets as a result of new leases contracts; and
•a R$67 million, or 41%, decrease in amortization of intangible assets as a result of (1) new software licenses as SaaS agreements during 2022, being recorded as prepaid expenses and (2) accelerated amortization of some software licenses during 2021.

112	FORM 20-F

«Table of Contents

Other operating income (expenses), net. We recorded other operating income/expenses, net of R$257 million for the year ended December 31, 2022 compared to other operating income, net of R$324 million for the year ended December 31, 2021. This variation is primarily due to a decrease of R$82 million income related to incentives from third parties, mainly as a result of the joint development of retail products and also the association of such entities with the XP ecosystem for the year ended December 31, 2022.
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
B.    Liquidity and Capital Resources
As of December 31, 2023, we had R$9,210 million in cash and cash equivalents. We believe that our current available cash and cash equivalents and the cash flows from our operating activities will be sufficient to meet our working capital requirements and capital expenditures in the ordinary course of business for the next 12 months.
The following table shows the generation and use of cash for the periods indicated:

	For the year ended December 31,
	2023	2022	2021
	(R$ millions)

Cash flow data
Income before income tax	3,936	3,445	3,815
Adjustments to reconcile income before income tax	1,193	1,097	1,560
Income tax paid	(403)	(371)	(784)
Contingencies paid	(53)	(3)	(3)
Interest paid	(141)	(198)	(81)
Changes in assets and liabilities	3,595	(2,166)	(8,528)
Net cash flows from (used in) operating activities	8,127	1,804	(4,020)
Net cash flows from (used in) investing activities	539	(372)	(1,151)
Net cash flows from (used in) financing activities	(4,395)	(200)	6,639
Net increase in cash and cash equivalents	4,271	1,232	1,468
Effects of exchange rate changes on cash and cash equivalents	(28)	(17)	(377)
Our cash and cash equivalents include cash on hand, interbank certificate deposits with banks and other highly liquid securities purchased under agreements to resell with original maturities of nine months or less, which have an immaterial risk of change in value. For more information, see note 6 to our audited consolidated financial statements included elsewhere in this annual report.

113	FORM 20-F

«Table of Contents

Net Cash Flows from Operating Activities
Our net cash flows from operating activities for the year ended December 31, 2023 increased to a net cash generated of R$8,127 million from a net cash generated of R$1,804 million in the year ended December 31, 2022, primarily driven by: (1) higher balance of securities and derivatives that we hold in the ordinary course of our business as a retail investment distribution platform and as an institutional broker-dealer (with respect to the sale of fixed income securities and structured notes); (2) our strategy to allocate excess cash and cash equivalents from treasury funds, from Float Balances and from retirement plans balances to securities and other financial assets. These balances may fluctuate substantially from quarter to quarter and were the key drivers to the net cash flow from operating activities figures; (3) increases in our banking activities from loans operations, market funding operations mainly derived from deposits (time deposits), structured operations certificates (COEs) and financial bills as a result of our expected growth in new financials services verticals; and (4) other financial liabilities as structure financing, credit card operations among others. Our income before tax combined with non-cash expenses consisted primarily of (a) net foreign exchange differences of R$471 million in 2023 and R$302 million in 2022, (b) share-based plan of R$366 million in 2023 and R$585 million in 2022, (c) interest accrued of R$638 million in 2023 and R$429 million in 2022, and (d) depreciation and amortization of R$252 million in 2023 and R$206 million in 2022. The total amount of adjustments to reconcile income before income taxes was R$1,193 million in 2023 and R$1,097 million in 2022. Reclassifications of prior period amounts, related to income from share in the net income of associates measured at fair value, have been made to conform to the current period presentation.
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
Net Cash Flows used in Investing Activities
Our net cash flows used in investing activities decreased from R$372 million in the year ended December 31, 2022 to a cash generated of R$539 million in the year ended December 31, 2023, primarily affected by: (1) R$705 million in investments in subsidiaries, associates and joint ventures, mostly related to our asset management strategy, which decreased from R$244 million in the year ended December 31, 2022; and (2) R$196 million in investments in intangible assets and property plants and equipment, mostly IT infrastructure and capitalized software, which increased from R$127 million in the year ended December 31, 2022.
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
Net Cash Flows from Financing Activities
Our net cash flows from financing activities decreased from cash used in financing activities of R$200 million in the year ended December 31, 2022 to R$4,395 million in the year ended December 31, 2023, primarily due to (1) the acquisition of treasury shares under the share buy-back program in the total amount of R$916 million; (2) the proceeds from the issuance of debentures in the total amount of R$373 million; and (3) borrowings mostly derived from our loans agreements with Banco Nacional de México in a total amount of R$2,253 million; (4) the payments of borrowings, lease liabilities and debt securities in the total amount of R$2,557 million; and (5) dividends paid in the total amount of R$3,542 million.

114	FORM 20-F

«Table of Contents

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
Indebtedness
As of December 31, 2023, we had R$2,199 million in outstanding loans, R$305 million in lease liabilities, R$2,807 million in outstanding debentures and R$3,547 million in senior notes issued by us. As of December 31, 2023, we were in compliance with all the covenants of our material loan agreements and debentures. The following is a description of our material indebtedness as of the date of this annual report:
Borrowings
On March 28, 2018, XP Brazil entered into a loan agreement with the International Finance Corporation (IFC), or the “IFC Loan,” in the amount of R$325.4 million, which was borrowed to finance the expansion of operations and increase the number of clients and IFAs. The loan accrues interest at a rate per annum equal to the CDI rate + 0.74% and matured on April 15, 2023. The principal amount was due on the maturity date and interest was payable semiannually on April 15 and October 15 of each year. In July 2020, we prepaid a portion of the IFC Loan in the aggregate amount of R$54 million. According to the maturity date, the principal amount was paid in April 2023.

On May 28, 2021, we entered into a credit agreement with Banco Nacional de México S.A. for a term loan in the amount of US$295 million. This loan bears interest at the annual rate of 2.55%, payable annually in arrears on May 23, 2022, and matures on the same date. On May 2022, the loan agreement was rolled over for 1 year, amending the maturity to May 23, 2023. The loan is guaranteed by collateral securities. We paid off this agreement on the maturity date.
On September 26, 2023, we entered into a credit agreement with Banco Nacional de México S.A. for a term loan in the amount of US$250 million. The loan accrues interest at a rate per annum equal to Term SOFR + 0.40% and matures on August 30, 2024. The principal amount is due on the maturity date and interest is payable quarterly on November 30, February 29, May 30 and August 30. As of December 31, 2023, the total amount of the loan was R$ 1.2 billion.
On October 23, 2023, we entered into a credit agreement with Banco Nacional de México S.A. for a term loan in the amount of US$200 million. The loan accrues interest at a rate per annum equal to Term SOFR + 0.40% and matures on August 30, 2024. The principal amount is due on the maturity date and interest is payable quarterly on November 30, February 29, May 30 and August 30. As of December 31, 2023, the total amount of the loan was R$ 1 billion.
As a result of the business combination with Banco Modal, the loan between Banco Modal and Banco Daycoval was included in XP Inc's financial statements. This loan bears interest at the annual rate of 15.66%, The principal amount and interest is due on the maturity date. As of December 31, 2023, the total amount of the loan was R$ 0.8 million.
Debentures

On July 19, 2022, XP Brazil issued non-convertible debentures in the amount of R$1.8 billion (R$900 million of series 1 and R$900 million of series 2). Both series have in aggregate a maximum authorized issuance up to R$1.8 billion. The principal amount is due and will be paid on the maturity date as follow: (i) June 23, 2024 (series 1) and (ii) June 23, 2025 (series 2). The interest rates for series 1 and series 2 debentures are CDI+1.75% and CDI+1.90%, respectively. As of December 31, 2023, the total amount was R$ 2.2 billion.
3.250% Senior Notes Due 2026
On June 24, 2021, we issued senior notes due 2026 in an aggregate principal amount of US$750.0 million. The 3.250% notes due 2026 bear interest at the annual rate of 3.250%, payable semiannually in arrears on January 1 and July 1 of each year, which commenced on January 1, 2022. The 3.250% notes due 2026 are guaranteed by XP Investimentos S.A. and have been listed on the Singapore Exchange Securities Trading Limited since July 1, 2021. As of December 31, 2023, the aggregate amount outstanding of the 3.250% notes due 2026 was R$ 3,322 million.
Certain of our loans and debentures are subject to certain restrictive covenants and require that the borrower entity (as indicated below) meet certain financial ratios, which are as follows:
IFC Loan

115	FORM 20-F

«Table of Contents

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
As of December 31, 2023, we were in compliance with the covenants in our loan agreements and debentures.
Off-balance Sheet Arrangements
As of December 31, 2023, the off-balance sheet arrangements total an amount of R$8,913 million (compared to R$5,015 million as of December 31, 2022). The off-balance sheet arrangements refer to credit card limits granted and not used by our customers. The amounts granted are linked to the value of customers’ assets held in guarantee by XP, and may vary daily according to the variation in the credit risk of our customers, as well as the variation in the value of the guarantees. Besides that, we offer to our customers other types of collateral agreements, such as letters of guarantee.
Capital Expenditures
In the years ended December 31, 2023, 2022 and 2021, we made capital expenditures of R$196 million, R$127 million, and R$353 million, respectively. Total capital expenditures as a percentage of total net revenue and income were 1.3% in 2023, 1% in 2022, and 2.9% in 2021. These capital expenditures mainly include expenditures related to the upgrade and development of our IT systems, software and infrastructure, and the expansion of our office spaces due to accelerated growth in employee headcount.
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

116	FORM 20-F

«Table of Contents

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
ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES
A.    Directors and Senior Management
We are managed by our board of directors and by our senior management, pursuant to our Memorandum and Articles of Association and the Companies Act. We are currently upgrading our governance structure, see “Item 16G. Corporate Governance—Board and Governance Enhancements” for more information.
Board of Directors
As of December 31, 2023, our board of directors was composed of nine (9) members. Each director is appointed for a two-year term, unless they resign or their office is vacated earlier, provided, however, that such term shall be extended beyond two years in the event that no successor has been appointed (in which case such term shall be extended to the date on which such successor has been appointed). Directors appointed by the board of directors hold office until the next annual general meeting. Our directors do not have a retirement age requirement under our Memorandum and Articles of Association.
The following table presents the names of the current members of our board of directors.

Name	Age	Position

Guilherme Dias Fernandes Benchimol	47	Chairman
Bernardo Amaral Botelho	48	Director
Gabriel Klas da Rocha Leal	42	Director
Bruno Constantino Alexandre dos Santos	48	Director
Fabrício Cunha de Almeida	41	Director
Luiz Felipe Amaral Calabró	46	Director
Martin Emiliano Escobari Lifchitz	52	Director
Frederico Seabra de Carvalho	49	Director
Cristiana Pereira	53	Director
The following is a brief summary of the business experience of our directors. Unless otherwise indicated, the current business addresses for our directors is Av. Chedid Jafet, 75, Torre Sul, 30th floor, Vila Olímpia – São Paulo, Brazil 04551-065.
Guilherme Dias Fernandes Benchimol is the chairman of our board of directors, a position he has held since August 2019. Mr. Benchimol has over 20 years’ experience in the financial services market. He founded the XP group in 2001 and was its CEO until May, 2021. Mr. Benchimol also served on the board of XP Brazil as the chairman from August 2018 to November 2019. Mr. Benchimol holds a bachelor’s degree in business economics from Universidade Federal do Rio de Janeiro.
Bernardo Amaral Botelho is a member of our board of directors, a position he has held since November 2019. Mr. Amaral has been with the Company group since 2007 and was a board member of XP Brazil from August 2018 to November 2019. He was also an executive officer of our US broker dealer from 2015 until 2017 and of XP Brazil, XP CCTVM, Banco XP, XP Gestão, XP Vista, XP Advisory, XP VP, Tecfinance, XP Educação and Leadr until 2023, when he ceased to be an executive officer of the Company group. Prior to joining us, he was a lawyer of Costa Advogados Associados from 2001 to 2007. Mr. Amaral holds a bachelor’s degree in law from Pontifícia Universidade Católica do Rio de Janeiro and an LLM in business law from IBMEC Group.

117	FORM 20-F

«Table of Contents

Gabriel Klas da Rocha Leal is a member of our board of directors, a position he has held since November 2019. Mr. Leal has been with the Company group since 2006 and was a board member of XP Brazil until November 2019. He was also an executive officer of XP CCTVM, Banco XP, XP VP and other Brazilian entities of the Company group until 2023, when he ceased to be an executive officer of the Company group. Mr. Leal holds a bachelor’s degree in chemical engineering from Pontifícia Universidade Católica do Rio de Janeiro and an MBA from IBMEC Group.

Bruno Constantino Alexandre dos Santos is a member of our board of directors and our CFO, positions he has held since November 2019. Mr. Constantino has over 26 years’ experience in the financial markets. He joined XP in 2012. Prior to joining us, he was a Co-Portfolio Management for Brazil at Emerging Markets Management in 2010, based in Washington DC, and before that a partner at BTG Pactual, where he worked for 10 years, from 2000 to 2010, responsible for proprietary Private Equity deals. Bruno also served as a member of the audit committee of CEMIG from 2002 to 2004, as a member of the board of directors of LIGHT from 2006 to 2009 and VALID from 2010 to 2019. He has an MBA in Corporate Finance from IBMEC-RJ, a bachelor’s degree in mechanical engineering from PUC-RJ and holds a Chartered Financial Analyst certificate.
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
Martin Emiliano Escobari Lifchitz is an independent member of our board of directors, a position he has held since November 2019. He has been with General Atlantic since 2012, and serves as Co-President, Managing Director, Head of Global Growth Equity and Chair of the Investment Committee. Mr. Escobari serves on the board of directors of XP Brazil, Arco Platform Limited, and has previously served on the boards of Ourofino Saude Animal Participações S.A., Sura Asset Management, Smiles S.A., Aceco TI Participações S.A., Grupo Linx, Laboratorios Sanfer, S.A.P.I. de C.V., Grupo Axo, S.A.P.I. de C.V and Decolar.com, Inc. Mr. Escobari co-founded Submarino.com and was its chief financial officer from 1999 to 2007. He was an associate at the Boston Consulting Group (New York) from 1994 to 1996, an investment officer at the private equity firm GP Investimentos from 1998 to 1999 and a managing director at Advent International from 2007 to 2011. Mr. Escobari holds a bachelor’s degree in economics from Harvard College (Harvard University) and an MBA (George F. Baker Scholar) from Harvard Business School. He serves on the board of Primeira Chance, a scholarship program for gifted children in Brazil and is active with Endeavor Brazil, where he mentors young entrepreneurs. Mr. Escobari is also a member of the Brazil office of Harvard’s Rockefeller Center for Latin American Studies and a board member of the Lincoln Center for the Performing Arts. Mr. Escobari was deemed independent upon the termination of the Shareholders Agreement (which included GA) on July 6, 2023.

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

118	FORM 20-F

«Table of Contents

Frederico Seabra de Carvalho is an independent member of our board of directors and a member of our audit committee, positions he has held since July 2023. Mr. Carvalho has been an Operating Partner at General Atlantic since September 2012, where he provides strategic support and financial expertise to the firm’s investment teams and portfolio companies with a focus on Latin America. Before joining General Atlantic, Mr. Carvalho served as Chief Operating Officer of the Merchant Banking division at BTG Pactual Group from April 2011 to September 2012. Previously, he was a Partner in Deloitte’s Transaction Services group in São Paulo, leading deal advisory, corporate reorganization, and diligence services for major private equity investors and strategic clients in Brazil. Mr. Carvalho holds a bachelor’s degree in economics from Universidade de Brasilia, a bachelor’s degree in law from UDF Centro Universitário,and a master’s degree in tax law from Boston University.
Executive Officers
Our executive officers are responsible for the management and representation of our company. We have a strong centralized management team led by Thiago Maffra, our CEO, who has broad experience in the financial services industry.
The following table lists our current executive officers:

Name	Age	Position

Thiago Maffra	39	Chief Executive Officer
Bruno Constantino Alexandre dos Santos	48	Chief Financial Officer
Fabrício Cunha de Almeida	41	General Counsel
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
Bruno Constantino Alexandre dos Santos. See “— Board of Directors.”
Fabrício Cunha de Almeida. See “— Board of Directors.”
Shareholders’ Agreement
On July 6, 2023, our Shareholders' Agreement executed between XP Control LLC, General Atlantic (XP) Bermuda, LP (“GA”), Itaúsa S.A. (“Itaúsa”), São Carlos Investimentos Ltd. (“São Carlos”), São Marcos Investimentos Ltd. (“São Marcos” and, together with Itaúsa and São Carlos, the “Iupar Group”), ITB Holding Ltd. and Itaú Unibanco Holding S.A., was terminated; it was originally expected to continue until October 30, 2026. This termination was agreed to between the shareholders and strengthens our corporate governance practices and the composition of our board of directors. As a result of the termination: (i) Iupar Group will no longer have the right to nominate members to our board, but together with Itaú, they are required to comply with certain registration rights requirements when selling their shares in the market; (ii) GA retains its right to nominate one board member as long as it holds at least 2% of our common shares; and (iii) our board was reduced on July 18, 2023 to 9 members (from 11) to improve its effectiveness. For further information on our board, see “—Board of Directors” and “Item 16G. Corporate Governance—Board and Governance Enhancements.”
B.    Compensation
Compensation of Directors and Officers
Under Cayman Islands law, we are not required to disclose compensation paid to our senior management on an individual basis and we have not otherwise publicly disclosed this information elsewhere.

119	FORM 20-F

«Table of Contents

For the years ended December 31, 2023, 2022 and 2021, the aggregate compensation expense for the members of the board of directors and our executive officers for services in all capacities was R$33 million, R$69 million, and R$53 million, respectively, which includes both benefits paid in kind and compensation. See note 26(a) to our audited consolidated financial statements included elsewhere in this annual report.
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
The vesting conditions for grants under the LTIP are determined by the administrator and, in the case of restricted stock and RSUs, are set forth in the applicable award documentation. For stock options, the administrator determines the exercise price of the option, the term of the option and the time or times at which the option may be exercised. Performance awards are subject to performance conditions as specified by the administrator and are settled in cash, Class A common shares, other awards, other property, net settlement or any combination thereof, as determined by the administrator in its discretion, following the end of the relevant performance period. The LTIP is administered by a compensation committee appointed by our board of directors consisting of not less than three members, which may consist of directors and/or officers or other management members of our company. For more information see “—C. Board Practices—Committees—Compensation Committee.” As of December 31, 2023, we had made awards consisting of 16,189 shares under the LTIP.
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

120	FORM 20-F

«Table of Contents

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
Committees
Audit Committee
The audit committee, which consists of Luiz Felipe Amaral Calabró, Cristiana Pereira and Frederico Seabra de Carvalho, assists our board of directors in overseeing our accounting and financial reporting processes and the audits of our financial statements. In addition, the audit committee is directly responsible for the appointment, compensation, retention and oversight of the work of our independent registered public accounting firm. Cristiana Pereira serves as chairperson of the committee. The audit committee consists exclusively of members of our board of directors who are financially literate, and Frederico Seabra de Carvalho is considered an “audit committee financial expert” as defined by the SEC. Our board of directors has determined that Luiz Felipe Amaral Calabró, Cristiana Pereira and Frederico Seabra de Carvalho satisfy the “independence” requirements set forth in Rule 10A-3 under the Exchange Act. Members of the audit committee hold office for a period of two years.
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
•reviewing with management, in separate meetings whenever the audit committee deems appropriate, any analyses or other written communications prepared by the Management and/or the independent auditor setting forth significant financial reporting issues and judgments made in connection with the preparation of the financial statements, including analyses of the effects of alternative IFRS Accounting Standards methods on the financial statements; and other critical accounting policies and practices of the Company;
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

121	FORM 20-F

«Table of Contents

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
Board Diversity Matrix

Board Diversity Matrix (as of December 31, 2023)

Country of Principal Executive Offices:	Brazil
Foreign Private Issuer:	Yes (the Cayman Islands)
Disclosure Prohibited under Home Country Law:	No
Total Number of Directors:	9
	Female	Male	Non-Binary	Did Not Disclose Gender

Part I: Gender Identity
Directors:	1	8	0	0
Part II: Demographic Background
Underrepresented Individual in Home Country Jurisdiction:	0
LGBTQ+:	0
Hispanic or Latinx	0	1
Did not Disclose Demographic Background:	1	7
D.    Employees
As of December 31, 2023, 2022 and 2021, we had 6,669, 6,928 and 6,192 employees, respectively. As of December 31, 2023, all of our employees were based in our offices in São Paulo, Rio de Janeiro, New York City and Miami.
The table below breaks down our full-time personnel by function as of December 31, 2023:

Function	Number of employees	% of Total

Management	45	1%
Technology	1,366	20%
Sales and Marketing	3,524	53%
Customer Support	337	5%
General and Administrative	1,397	21%
Total	6,669	100%
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

122	FORM 20-F

«Table of Contents

F.    Disclosure of a Registrant’s Action to Recover Erroneously Awarded Compensation
We have adopted a compensation recoupment policy on November 13, 2023. Please see Exhibit 97.1 to this annual report.
We have not been required to prepare an accounting restatement at any time during or after our last completed fiscal year and no recovery of awarded compensation is required pursuant to our compensation recoupment policy.
ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS
A.    Major Shareholders
The following table and accompanying footnotes present information relating to the beneficial ownership of our Class A common shares and Class B common shares as of December 31, 2023. We are not aware of any other shareholder that beneficially owns more than 5% of our common shares nor of any arrangements the operation of which may at a subsequent date result in a change of control of the company.
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
Except as otherwise indicated, and subject to applicable community property laws, we believe that each shareholder identified in the table below possesses sole voting and investment power over all the Class A common shares or Class B common shares shown as beneficially owned by the shareholder in the table. Percentages in the table below are based on 436,776,080 outstanding Class A common shares and 112,717,094 outstanding Class B common shares.
Unless otherwise indicated below, the address for each beneficial owner is c/o XP Inc., Av. Chedid Jafet, 75, Torre Sul, 30th floor, Vila Olímpia – São Paulo, Brazil 04551-065.

	Shares Beneficially Owned				% of Total Voting Power(1)
Shareholders as of December 31, 2023	Class A		Class B
	Shares	%	Shares	%

5% Shareholders
XP Control LLC(2)	—	—%	103,375,726	91.71%	66.55%
ITB Holding Participações Ltda (3)	34,384,254	7.87%	8,285,060	7.35%	7.55%
Dodge & Cox (4)	30,228,845	6.92%	—	—%	1.53%
Entities affiliated with General Atlantic (XP) Bermuda, L.P. (5)	29,617,733	6.78%	—	—%	1.91%
FMR LLC (6)	23,722,785	5.45%	—	—%	1.53%
Executive Officers and Directors
Guilherme Dias Fernandes Benchimol(7)	—	—%	—	—%	—%
Bernardo Amaral Botelho(7)	—	—%	—	—%	—%
Gabriel Klas da Rocha Leal(7)	—	—%	—	—%	—%
Bruno Constantino Alexandre dos Santos(7)	—	—%	—	—%	—%
Fabrício Cunha de Almeida(7)	—	—%	—	—%	—%
Luiz Felipe Amaral Calabró	—	—%	—	—%	—%
Martin Emiliano Escobari Lifchitz(8)	—	—%	—	—%	—%
Frederico Seabra de Carvalho(8)	—	—%	—	—%	—%
Cristiana Pereira	—	—%	—	—%	—%
Thiago Maffra	—	—%	—	—%	—%
All directors and executive officers as a group (10 persons)	—	—%	—	—%	—%

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

123	FORM 20-F

«Table of Contents

(2)This information is based solely on the Schedule 13D/A filed with the SEC on July 11, 2023 on behalf of XP Control LLC. Includes Class B common shares owned by XP Control LLC or “XP Control,” with its registered address at the offices of Maples Corporate Services Limited, PO Box 309, Ugland House, Grand Cayman, KY1-1104, Cayman Islands. Guilherme Dias Fernandes Benchimol, Bernardo Amaral Botelho, Gabriel Klas da Rocha Leal, Fabrício Cunha de Almeida, Bruno Constantino Alexandre dos Santos and Guilherme Sant’Anna Monteiro da Silva are controlling shareholders of XP Control, or the “XP Control Controlling Shareholders” in accordance with XP Control’s shareholders agreement. The XP Control Controlling Shareholders have beneficial ownership of the Class B common shares held of record by XP Control. Each of the XP Control Controlling Shareholders disclaims ownership of the Class B common shares except to the extent he has a pecuniary interest therein.
(3)This information is based solely on the Schedule 13G/A filed with the SEC on January 29, 2024 on behalf of Itaú Unibanco Holding S.A. and ITB Holding Brasil Participações Ltda. Itaú Unibanco Holding S.A. directly or indirectly, through its wholly-owned subsidiary, Itaú Unibanco S.A., holds all of the membership interests of ITB Holding Brasil Participações Ltda. and Itaú Unibanco Holding S.A. is the controlling shareholder of ITB Holding Brasil Participações Ltda. Itaú Unibanco Holding S.A. is controlled by IUPAR – Itaú Unibanco Participações S.A., a holding company organized under the laws of Brazil (“IUPAR”). The principal business address of Itaú Unibanco Holding S.A. is Praça Alfredo Egydio de Souza Aranha, No. 100, Torre Olavo Setubal, piso Itaú Unibanco, Parque Jabaquara, 04344-902, São Paulo, Brazil. The principal business address of ITB Holding Brasil Participações Ltda. is Praça Alfredo Egydio de Souza Aranha, No. 100, Torre Conceição, 7th floor, Parque Jabaquara, 04344-902, São Paulo, Brazil.
(4)This information is based solely on the Schedule 13G filed with the SEC on December 31, 2023 on behalf of Dodge & Cox. The principal business address of Dodge & Cox is 555 California Street, 40th Floor, San Francisco, CA 94104.
(5)This information is based solely on the Schedule 13F-HR filed with the SEC on February 13, 2024 on behalf of General Atlantic, L.P., and several other reporting persons identified therein. Includes Class A common shares and Class B common shares owned by General Atlantic, L.P., a Delaware limited partnership (“GA LP”); General Atlantic GenPar, L.P., a Delaware limited partnership (“GenPar”); General Atlantic (XP) Bermuda, L.P., a Bermuda exempted limited partnership (“GA XP”); GAP (Bermuda) L.P., a Bermuda exempted limited partnership (“GAP (Bermuda) L.P.”); General Atlantic Partners 92A, L.P., a Delaware limited partnership (“GAP 92A”); General Atlantic Partners 92B, L.P., a Delaware limited partnership (“GAP 92B”); General Atlantic Partners 92C, L.P., a Delaware limited partnership (“GAP 92C”); General Atlantic Partners 92D, L.P., a Delaware limited partnership (“GAP 92D”); General Atlantic Partners 92E, L.P., a Delaware limited partnership (“GAP 92E”); General Atlantic Partners 92F, L.P., a Delaware limited partnership (“GAP 92F”); General Atlantic Partners 92G, L.P., a Delaware limited partnership (“GAP 92G”); General Atlantic Partners 92H, L.P., a Delaware limited partnership (“GAP 92H”); General Atlantic Partners 92I, L.P., a Delaware limited partnership (“GAP 92I”); General Atlantic Partners 92J, L.P., a Delaware limited partnership (“GAP 92J”); General Atlantic Partners (Bermuda) IV, L.P., a Bermuda exempted limited partnership (“GAP Bermuda IV”); General Atlantic GenPar (Bermuda), L.P., a Bermuda exempted limited partnership (“GenPar Bermuda”); GAP Coinvestments III, LLC, a Delaware limited liability company (“GAPCO III”); GAP Coinvestments IV, LLC, a Delaware limited liability company (“GAPCO IV”); GAP Coinvestments V, LLC, a Delaware limited liability company (“GAPCO V”); GAP Coinvestments CDA, L.P., a Delaware limited partnership (“GAPCO CDA”); GAPCO Management GmbH, a German company (“GmbH”); GAPCO GmbH & Co KG, a German partnership (“KG”); General Atlantic Partners 100, L.P., a Delaware limited partnership (“GAP 100”); General Atlantic Partners (Bermuda) EU, L.P., a Bermuda exempted limited partnership (“GAP Bermuda EU”); General Atlantic Partners (Lux) SCSp, a Luxembourg special limited partnership (“GAP Lux”); General Atlantic GenPar (Lux) SCSp, a Luxembourg special limited partnership (“GA GenPar Lux”); General Atlantic (Lux) S.à r.l., a Luxembourg private limited liability company (“GA Lux”); General Atlantic (SPV) GP, LLC, a Delaware limited liability company (“GA SPV”); and General Atlantic (XP) II, L.P., a Bermuda exempted limited partnership (“GA XP II”). The GA Funds and the Sponsor Coinvestment Funds share beneficial ownership of the Class A common shares held of record by GA XP. The GA XP II Funds share beneficial ownership of the Class A common shares held of record by GA XP II. The general partner of GA XP II is GA SPV. GA LP, which is controlled by the management committee of GASC MGP, LLC (the “GA Management Committee”), is the managing member of GAPCO III, GAPCO IV and GAPCO V, the general partner of GAPCO CDA and the sole member of GA SPV. The general partner of GAP Lux is GA GenPar Lux and the general partner of GA GenPar Lux is GA Lux. The general partner of GAP Bermuda IV and GAP Bermuda EU and the sole shareholder of GA Lux is GenPar Bermuda. The general partner of GenPar Bermuda and GA XP is GAP (Bermuda) L.P., which is also controlled by the GA Management Committee. The general partner of the GA Funds (other than GAP Bermuda IV) and GAP 100 is GenPar. The general partner of GenPar is GA LP. Each of GAP 92A, GAP 92B, GAP 92C, GAP 92D, GAP 92E, GAP 92F, GAP 92G, GAP 92H, GAP 92I, GAP 92J is the sole member of General Atlantic XP A, LLC, General Atlantic XP B, LLC, General Atlantic XP C, LLC, General Atlantic XP D, LLC, General Atlantic XP E, LLC, General Atlantic XP F, LLC, General Atlantic XP G, LLC, General Atlantic XP H, LLC, General Atlantic XP I, LLC, and General Atlantic XP J, LLC, respectively, all of which are Delaware limited liability companies. Each such limited liability company is a limited partner of GA XP. In addition, the Sponsor Coinvestment Funds are members of GA Latin America Coinvestments, LLC, a Delaware limited liability company. GA Latin America Coinvestments, LLC, the Sponsor Coinvestment Funds (other than KG) and GAP Bermuda IV are also limited partners of GA XP. As of the date hereof, there are nine members of the GA Management Committee. The general partner of KG is GmbH and the GA Management Committee controls the investment and voting decisions of GmbH. Each of the members of the GA Management Committee disclaims ownership of the Class A common shares except to the extent that he has a pecuniary interest therein. The principal business address of each of the Reporting Persons (other than GmbH, KG, GA XP, GAP Bermuda IV, GAP (Bermuda) L.P., GenPar Bermuda, GAP Bermuda EU, GA XP II, GAP Lux, GA GenPar Lux and GA Lux) is c/o General Atlantic Service Company, L.P., 55 East 52 Street, 33 Floor, New York, NY 10055. The principal business address of GmbH and KG is c/o General Atlantic GmbH, Luitpoldblock, Amirplatz 3, 80333 Munich, Germany. The principal business address of GA XP, GAP Bermuda IV, GAP (Bermuda) L.P., GenPar Bermuda, GAP Bermuda EU and GA XP II is Clarendon House, 2 Church Street, Hamilton HM 11, Bermuda. The principal business address of GAP Lux, GA GenPar Lux and GA Lux is Luxembourg is 412F, Route d’Esch, L-2086 Luxembourg.
(6)This information is based solely on the Schedule 13G filed with the SEC on December 31, 2023 on behalf of Dodge & Cox. The principal business address of Dodge & Cox is 555 California Street, 40th Floor, San Francisco, CA 94104.
(7)While these executive officers and directors do not own more than 1% of common shares directly in XP Inc. directly, they own equity interests in XP Control LLC. These executive officers and directors disclaim beneficial ownership of the shares held by XP Control LLC except to the extent, if any, of their respective pecuniary interest therein.
(8)Mr. Escobari, independent member of our board of directors, is managing director of GA LLC and Mr. Frederico Seabra de Carvalho is an operating partner of GA LLC. Mr. Escobari and Mr. Carvalho disclaim beneficial ownership of the shares held by GA Bermuda except to the extent, if any, of their pecuniary interest therein.

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

124	FORM 20-F

«Table of Contents

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
Furthermore, certain changes to our Shareholders’ Agreement were agreed, which, in relation to ITB Holding, Itaú Unibanco and Itaú Unibanco Holding, became effective on May 31, 2021 and, in relation to IUPAR and Itaúsa, upon implementation of the merger. On July 6, 2023, our shareholders’ agreement was terminated. For further information, see “Item 6. Directors, Senior Management and Employees—A. Directors and Senior Management—Shareholders’ Agreement.”
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

125	FORM 20-F

«Table of Contents

The following table sets forth the total amounts of the bank deposit certificates and repurchase agreements entered into with Itaú Unibanco as of the dates indicated:

	Assets/(Liabilities) as of December 31,		Revenue/(Expenses) for the year ended December 31,
Type of transaction	2023	2022	2023	2022	2021
	(in millions of R$)

Securities (Bank deposit certificates)	—	238	17	25	(4)
Securities purchased under agreements to resell	—	—	5	9	19
Accounts receivable	—	—	—	1	1
Securities sold under repurchase agreements	—	(3,801)	(17)	(196)	(84)
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
At any time that the Participating Shareholders are no longer subject to restrictions on transfer of their shares, subject to several exceptions, including underwriter cutbacks and our right to defer a demand registration under certain circumstances, the Participating Shareholders may require that we register for public resale under the Securities Act all common shares constituting registrable shares, or the “Registrable Shares,” that they request be registered so long as the securities requested to be registered in each registration statement have an aggregate estimated market value of at least US$25 million (unless the initiating holder is seeking to register the sale of its entire interest in our share capital). As we became eligible to register the sale of Registrable Shares on Form F-3 under the Securities Act, our Participating Shareholders have the right to require us to register the sale of the Registrable Shares held by them on Form F-3, subject to offering size and other restrictions.
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

126	FORM 20-F

«Table of Contents

Indemnification Agreements
Since February 13, 2020, we entered into indemnification agreements with our directors and executive officers. The indemnification agreements and our Memorandum and Articles of Association require us to indemnify our directors and executive officers to the fullest extent permitted by law, save for a limited number of instances, including where such persons have acted contrary to any applicable anti-corruption laws, have breached their duties to avoid conflicting duties in respect of any transaction concerning the Company or have not followed any corporate policies of the Company.
C.    Interests of Experts and Counsel
Not applicable.
ITEM 8. FINANCIAL INFORMATION
A.    Consolidated Statements and Other Financial Information
Financial Statements
See “Item 18. Financial Statements,” which contains our audited financial statements prepared in accordance with IFRS Accounting Standards.
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
On September 1, 2023, we announced that our board of directors approved payment of a cash dividend. The dividend was paid on September 25, 2023 to shareholders of record as of September 12, 2023. The total dividend paid was US$320.0 million or approximately US$0.58 per common share.
On November 13, 2023, we announced that our board of directors approved payment of a cash dividend. The dividend was paid on December 22, 2023 to shareholders of record as of December 13, 2023. The total dividend paid was US$400.4 million or approximately US$0.73 per common share.
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

127	FORM 20-F

«Table of Contents

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
As of December 31, 2023, we have provisions recorded in our audited consolidated financial statements in connection with legal proceedings for which we believe a loss is probable in accordance with accounting rules, in an aggregate amount of R$98 million and have made judicial deposits in an aggregate amount of R$22 million. However, legal proceedings are inherently unpredictable and subject to significant uncertainties. If one or more cases were to result in a judgment against us in any reporting period for amounts that exceeded our management’s expectations, the impact on our results of operations or financial condition for that reporting period could be material. See “Item 3. Key information—D. Risk Factors—Risks Relating to Our Business and Industry—The Costs and Effects of Pending and Future Litigation, Investigations or Similar Matters, or Adverse Facts and Developments Related Thereto, Could Materially Affect Our Business, Financial Position and Results of Operations.”
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
As of December 31, 2023, we were party to 777 judicial and administrative proceedings of a civil nature for which we recorded a provision of R$38 million. We were also party to 1620 judicial and administrative proceedings of a civil nature totaling R$883 million, where the likelihood of loss has been assessed by our management as possible based on the opinion of our external legal advisors and for which we have not recorded a provision.
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
As of December 31, 2023, we were party to 116 labor-related judicial and administrative proceedings for which we recorded a provision of R$58 million. We were also party to 269 labor lawsuits totaling approximately R$289 million, where the likelihood of loss has been assessed by our management as possible based on the opinion of our external legal advisors and for which we have not recorded a provision.
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

128	FORM 20-F

«Table of Contents

While external counsel at the present time cannot evaluate the likelihood of an unfavorable outcome of any such matter given, that it is in its preliminary stages, we believe the allegations are meritless.
Tax and Social Security Matters
As of December 31, 2023, we were party to one administrative tax and social security proceeding for which the likelihood of loss has been assessed by our management as possible and we did not record a provision. The tax administrative proceeding was filed due a controversy of the definition gross income to the purposes of social contribution taxes’ (“PIS” and “COFINS”) calculation basis. Regional Federal Courts granted XP the right to provide evidence that should be analyzed by the lower court. The expert technical report based on XP evidence has already been filed and should be analyzed by the lower court. On December 31, 2023, the amount claimed was of R$ 13,5 million. Judicial deposits were made in connection with this proceeding.
XP has 5 (five) tax administrative proceedings related to Corporate Income Tax (“CIT”) and Social Security contributions in the total amount of R$335 million, which the likelihood of loss has been assessed by our management as possible based on the opinion of our external legal advisors, reason why we did not record a provision. In 3 (three) tax administrative proceedings, the Brazilian Tax Revenue claim that Social Security contributions should have been collected in connection with employee profit sharing payments during the fiscal years 2011, 2015 and 2018.In other 2 (two) administrative proceeding, the Brazilian tax authorities notified XP regarding the collection of Social Security contributions in connection with employee profit sharing payments during the fiscal year 2017 and deducting payments made to members of Council from CIT’s calculation basis by the. The amount claimed is R$ 118 million. An administrative appeal was filed which is awaiting to be analyzed.
There are also 4 (four) tax administrative proceedings through which the Brazilian Tax Revenue challenge the goodwill tax deduction arising from the GA and Actis acquisitions of our shares between 2013 and 2016 (2 (two) lawsuits were also filed in order to prevent the issuance of new tax assessments related the tax deduction of this goodwill for further periods). Up to the present date those tax proceedings are still waiting for a decision to be rendered by the Administrative Tax Appeals Council (CARF). The total amount involved is R$91 million.
We believe those proceedings are unlikely to have a material adverse impact, individually or in the aggregate, on our results of operations or financial condition.
Consumer Matters
In 2021, XP received three notices of infraction from the São Paulo Consumer Protection Foundation (Fundação de Proteção e Defesa do Consumidor), or “PROCON,” a governmental entity responsible for the supervision of consumer protection market practices. PROCON charged us with an aggregate R$11.0 million penalty based on consumer complaints regarding alleged violations of Brazilian consumer protection laws. Namely, PROCON claims we should adjust our websites to emphasize costs and change certain provisions of our brokerage agreement.s. Two notices of infraction have already been judged in 2023 and considering the terms of the legal rulings, the penalties have been reduced to, approximately, R$ 8 million.
B.    Significant Changes
None.
ITEM 9. THE OFFER AND LISTING
A.    Offer and Listing Details
Not applicable.
B.    Plan of Distribution
Not applicable.

129	FORM 20-F

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
As of December 31, 2023, XP’s total authorized share capital was US$35,000, divided into 3,500,000,000 shares par value US$0.00001 each, of which:
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

130	FORM 20-F

«Table of Contents

As of December 31, 2023, XP had a total issued share capital of US$5,494.93, divided into 549,493,174 common shares. Those common shares are divided into 436,776,080 Class A common shares and 112,717,094 Class B common shares. See “Item 3. Key Information—B. Capitalization and Indebtedness.”
Treasury Stock
As of December 31, 2023, XP had 0 Class A common shares and 1,056,308 Class B common shares in treasury. On April 5, 2023, our board of directors approved the cancellation of 31,267,095 Class A common shares (5.6% of total issued shares, on this date) held in our treasury accounts. As a result, our total shares outstanding, on April 5, 2023, have been reduced from 560,534,012 to 529,266,917 following the cancellation of 31,267,095 shares.
Issuance of Shares
Except as expressly provided in XP’s Memorandum and Articles of Association, XP’s board of directors has general and unconditional authority to allot, grant options over, offer or otherwise deal with or dispose of any unissued shares in the company’s capital without the approval of our shareholders (whether forming part of the original or any increased share capital), either at a premium or at par, with or without preferred, deferred or other special rights or restrictions, whether in regard to dividend, voting, return of capital or otherwise and to such persons, on such terms and conditions, and at such times as the directors may decide, but so that no share shall be issued at a discount, except in accordance with the provisions of the Companies Act. In accordance with its Memorandum and Articles of Association, XP shall not issue bearer shares.
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

131	FORM 20-F

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
Conversion Rights
As set forth in the Memorandum and Articles of Association, Class B common shares shall be convertible into Class A common shares in any of the manners set out in the Memorandum and Articles of Association, including that each Class B common share will convert automatically into one Class A common share and no Class B common shares will be issued thereafter if, at any time, the total number of votes of the issued and outstanding Class B common shares represents less than 10% of the voting share rights of the Company.
Preemptive or Similar Rights
The Class B common shares are entitled to maintain a proportional ownership and voting interest in the event that additional Class A common shares are issued. As such, except for certain exceptions provided for in the Memorandum, if XP increases its share capital or issues common shares, it must first make an offer to each holder of Class B common shares to issue to such holder on the same economic terms such number of Class A common shares and Class B common shares, as applicable, as would ensure such holder may maintain a proportional ownership and voting interest in XP. This right to maintain a proportional ownership and voting interest may be waived by the holders of two-thirds of the Class B common shares in the context of a public offering.
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

132	FORM 20-F

«Table of Contents

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

133	FORM 20-F

«Table of Contents

Pursuant to XP’s Memorandum and Articles of Association, general meetings of shareholders are to be chaired by the chairman of our board of directors or by any person appointed by the directors, but in their absence, the directors present at the meeting shall appoint one of them to be chairman of the general meeting. If neither the chairman, the person appointed by the directors nor another director is present at the general meeting within 15 minutes after the time appointed for holding the meeting, the shareholders present in person or by proxy and entitled to vote may elect any one of the shareholders to be chairman. The order of business at each meeting shall be determined by the chairman of the meeting, and he or she shall have the right and authority to prescribe such rules, regulations and procedures and to do all such acts and things as are necessary or desirable for the proper conduct of the meeting, including, without limitation, the establishment of procedures for the maintenance of order and safety, limitations on the time allotted to questions or comments on the affairs of the Company, restrictions on entry to such meeting after the time prescribed for the commencement thereof, and the opening and closing of the polls.
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
In addition, subject to the provisions of the Companies Act and our Memorandum and Articles of Association, XP may:
•issue shares on terms that they are to be redeemed or are liable to be redeemed;
•purchase its own shares (including any redeemable shares); and
•make a payment in respect of the redemption or purchase of its own shares in any manner authorized by the Companies Act, including out of its own capital.
Transfer of Shares
Subject to any applicable restrictions set forth in the Memorandum and Articles of Association, any shareholder of XP may transfer all or any of his or her common shares by an instrument of transfer in the usual or common form or in the form prescribed by the Nasdaq or any other form approved by the Company’s board of directors.
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

134	FORM 20-F

«Table of Contents

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
Share Repurchase
The Companies Act and the Memorandum and Articles of Association permit XP to purchase its own shares, subject to certain restrictions. The board of directors may only exercise this power on behalf of XP, subject to the Companies Act, the Memorandum and Articles of Association and to any applicable requirements imposed from time to time by the SEC, the Nasdaq, or by any recognized stock exchange on which our securities are listed.
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
The Memorandum and Articles of Association provide that directors shall be elected by an ordinary resolution of our shareholders, which requires the affirmative vote of a simple majority of the votes cast on the resolution by the shareholders entitled to vote who are present, in person or by proxy, at the meeting. Each director shall be appointed for a two-year term, unless they resign or their office is vacated earlier, provided, however, that such term shall be extended beyond two years in the event that no successor has been appointed (in which case such term shall be extended to the date on which such successor has been appointed).

135	FORM 20-F

«Table of Contents

Our directors are Guilherme Dias Fernandes Benchimol, Bernardo Amaral Botelho, Gabriel Klas da Rocha Leal, Bruno Constantino Alexandre dos Santos, Fabrício Cunha de Almeida, Luiz Felipe Amaral Calabró, Martin Emiliano Escobari Lifchitz, Cristiana Pereira and Frederico Seabra de Carvalho. Martin Emiliano Escobari Lifchitz, Luiz Felipe Amaral Calabró, Cristiana Pereira and Frederico Seabra de Carvalho are “independent” as that term is defined under Rule 10A-3 under the Exchange Act and the Nasdaq rules applicable to audit committees.
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
Proceedings of the Board of Directors
The Memorandum and Articles of Association provide that XP’s business is to be managed and conducted by the board of directors. The quorum necessary for the board meeting shall be a simple majority of the directors then in office and business at any meeting shall be decided by a majority of votes. In the case of an equality of votes, the chairman shall not have a casting vote.
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

136	FORM 20-F

«Table of Contents

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

137	FORM 20-F

«Table of Contents

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

138	FORM 20-F

«Table of Contents

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

139	FORM 20-F

«Table of Contents

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
Passive Foreign Investment Company Rules
Under the Code, we will be a PFIC for any taxable year in which, after the application of certain “look-through” rules with respect to subsidiaries, either (1) 75% or more of our gross income consists of “passive income,” or (2) 50% or more of the average quarterly value of our assets consists of assets that produce, or are held for the production of, “passive income.” For purposes of the above calculations, we will be treated as if we hold our proportionate share of the assets of, and receive directly our proportionate share of the income of, any other corporation in which we directly or indirectly own at least 25%, by value, of the shares of such corporation. Passive income generally includes dividends, interest, rents, certain non-active royalties, and capital gains. Based on our operations, income, assets and certain estimates and projections, including as to the relative values of our assets, including goodwill, which is based on the market price of our Class A common shares, we do not believe we were a PFIC for our 2023 taxable year. However, there can be no assurance that the IRS will agree with our conclusion. In addition, whether we will be a PFIC in 2024 or any future year is uncertain because, among other things, our PFIC status for any taxable year will depend on the composition of our income and assets and the value of our assets from time to time (which may be determined, in part, by reference to the market price of our Class A common shares, which could be volatile). Accordingly, there can be no assurance that we will not be a PFIC for any taxable year. If we are a PFIC for any year during which a U.S. Holder holds Class A common shares, we would generally continue to be treated as a PFIC with respect to such holder for all succeeding years during which such holder holds Class A common shares, even if we ceased to meet the threshold requirements for PFIC status.

140	FORM 20-F

«Table of Contents

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
Backup withholding is not an additional tax. The amount of any backup withholding from a payment to a U.S. Holder will be allowed as a credit against such holder’s U.S. federal income tax liability and may entitle such holder to a refund, provided that the required information is timely furnished to the IRS. U.S. Holders should consult their tax advisers regarding the application of the U.S. information reporting and backup withholding rules.

141	FORM 20-F

«Table of Contents

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
I.    Subsidiary Information
Not applicable.

J.    Annual Report to Security Holders
If we are required to provide an annual report to security holders in response to the requirements of Form 6-K, we will submit the annual report to security holders in electronic format in accordance with the EDGAR Filer Manual.
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
We conducted a sensitivity analysis for market risks we considered relevant as of December 31, 2023, 2022 and 2021. For this analysis, we adopted the following three scenarios:
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

142	FORM 20-F

«Table of Contents

The below table sets forth the impact of each scenario on each market risk. It does not account for the risk protocols of our risk and treasury areas, which trigger risk mitigation measures as soon as losses are detected, minimizing the risk of significant losses:

		As of December 31, 2023
Trading Portfolio	Exposures	Scenarios
Risk Factors:	Risk of Variation in:	I	II	III
		(R$ millions)

Pre-fixed	Pre-fixed interest rate in reais	—	21	23
Exchange coupons	Foreign currencies coupon rate	—	(18)	(37)
Foreign currencies	Exchange rates	—	343	907
Price indexes	Inflation coupon rates	—	(13)	(25)
Shares	Shares prices	(3)	(252)	(290)
Seed Money	Seed Money	(3)	(71)	(141)
		(7)	11	438

		As of December 31, 2022
Trading Portfolio	Exposures	Scenarios
Risk Factors:	Risk of Variation in:	I	II	III
		(R$ millions)

Pre-fixed	Pre-fixed interest rate in reais	—	(231)	(484)
Exchange coupons	Foreign currencies coupon rate	—	(5)	(10)
Foreign currencies	Exchange rates	(2)	23	(121)
Price indexes	Inflation coupon rates	—	(20)	(40)
Shares	Shares prices	(5)	(47)	(243)
Seed Money	Seed Money	(7)	(155)	(334)
		(14)	(448)	(1,232)

		As of December 31, 2021
Trading Portfolio	Exposures	Scenarios
Risk Factors:	Risk of Variation in:	I	II	III
		(R$ millions)

Pre-fixed	Pre-fixed interest rate in reais	—	(111)	(205)
Exchange coupons	Foreign currencies coupon rate	—	(6)	(11)
Foreign currencies	Exchange rates	—	177	384
Price indexes	Inflation coupon rates	—	(53)	(104)
Shares	Shares prices	(1)	(132)	92
Seed Money	Seed Money	(6)	(155)	(310)
		(9)	(279)	(153)
Currency Risk
We are subject to foreign currency risk as we hold interests in XP Holding International LLC, one of our international financial holding companies in the United States, XP Advisors Inc., our finance services consulting company in the United States, and XP Holding UK Ltd, one of our international financial holding companies in the United Kingdom, whose equity as of December 31, 2023 was US$83.9 million (US$74.1 million as of December 31, 2022), US$8.8 million (US$5.7 million as of December 31, 2022) and GBP 12.7 million (GBP 7 million as of December 31, 2022) respectively.
The foreign currency exposure risk of XP Holding International and XP Advisors Inc. is hedged with the objective of minimizing the volatility of our functional currency (the real) against the U.S. dollar arising from foreign investments offshore. The foreign currency exposure risk of XP Holding UK Ltd has not been hedged.
For more information on our outstanding agreements, see “Item 5. Operating and Financial Review and Prospects—B. Liquidity and Capital Resources—Indebtedness."

143	FORM 20-F

«Table of Contents

As of December 31, 2023, we had no indebtedness denominated in U.S. dollars other than our 3.250% notes due 2026 and the credits agreements with Banco Nacional de México.
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
We have floating interest rate indebtedness, so we are exposed to interest rate risk as a result of changes in the level of interest rates, and any increase in interest rates could negatively affect our results of operations and would increase the costs associated with financing our operations. As of December 31, 2023 and 2022, substantially all of our total indebtedness consisted of floating rate debt and was principally indexed to the CDI. Furthermore, our exposure to interest rate risk also applies to our cash and cash equivalents deposited in interest-bearing accounts which are indexed to the CDI, which can affect our results of operations and cash flows.
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

144	FORM 20-F

«Table of Contents

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
We use both National Scale ratings from internationally recognized Credit Rating Risk Agencies and our internal rating scales to subdivide portfolios into High, Medium and Low Risk. Management undertakes credit quality analysis of all assets, including those that are not past due or reduced to recoverable value. For credit operations, we often use the relevant client’s investments under custody with us as collateral to reduce potential losses and protect against credit risk exposure, and we manage and monitor this collateral to ensure it remains sufficient, legally enforceable (effective) and viable. Our credit risk management operations allow us to formulate risk appetite strategies and establish limits, including exposure analysis and trends as well as the effectiveness of our credit policy. As of December 31, 2023, such assets were substantially represented by credit operations and securities purchased under agreements to resell the counterparties, which include Brazilian banks with low credit risk, securities issued by the Brazilian government, as well as derivative financial instruments transactions, which are mostly traded on the B3.
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

145	FORM 20-F

«Table of Contents

Our financial institutions, in compliance with the provisions of CMN Resolution No. 4,557, have a process that encompasses institutional policies, procedures, systems and contingency plans and business continuity for the occurrence of external events, in addition to formalizing the single structure required by the Central Bank.
ITEM 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES
A.    Debt Securities
Not applicable.
B.    Warrants and Rights
Not applicable.
C.    Other Securities
Not applicable.
D.    American Depositary Shares
Not applicable.

146	FORM 20-F

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

147	FORM 20-F

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
ITEM 15. CONTROLS AND PROCEDURES
A.    Disclosure Controls and Procedures
We have evaluated, with the participation of our chief executive officer and chief financial officer, the effectiveness of our disclosure controls and procedures as of December 31, 2023. There are inherent limitations to the effectiveness of any system of disclosure controls and procedures, including the possibility of human error and the circumvention or overriding of the controls and procedures. Accordingly, even effective disclosure controls and procedures can only provide reasonable assurance of achieving their control objectives. Based upon our evaluation, our chief executive officer and chief financial officer concluded that our disclosure controls and procedures were effective as of December 31, 2023 to provide reasonable assurance that material information is (1) recorded, processed, summarized and reported within the time periods specified in the applicable rules and forms and (2) accumulated and communicated to our management to allow timely decisions regarding required disclosures.
B.    Management’s Annual Report on Internal Control Over Financial Reporting
Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Rule 13a-15(f) of the Exchange Act. Internal control over financial reporting is a process designed by, or under the supervision of, our chief executive officer and chief financial officer and effected by our Board of Directors, management and other personnel to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the International Financial Reporting Standards, or “IFRS” issued by the International Accounting Standards Board, or “IASB”, currently described as “IFRS Accounting Standards” by the IFRS Foundation.
Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatement. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.
Our management has assessed the effectiveness of our internal control over financial reporting as of December 31, 2023. Using the criteria described in Internal Control—Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission, or “COSO.”
Based on this assessment and those criteria, our management has concluded that our internal controls over financial reporting was effective as of December 31, 2023.
Additionally, the effectiveness of our internal control over financial reporting as of December 31, 2023 has been audited by PwC - PricewaterhouseCoopers Auditores Independentes Ltda., an independent registered public accounting firm, as stated in its report.
C.    Attestation Report of the Registered Public Accounting Firm
Our independent registered public accounting firm, PwC – PricewaterhouseCoopers Auditores Independentes Ltda., has audited the effectiveness of our internal control over financial reporting, as stated in their report as of December 31, 2023, which is included herein.
D.    Changes in Internal Control Over Financial Reporting
In connection with the evaluation required by the Rule 13a-15(f) of the Exchange Act, our management, chief executive officer and chief financial officer, concluded that the changes that occurred during the year ended December 31, 2023 were related to improvements in the internal control environment and have not materially affected, and are not reasonably likely to materially affect, our internal control over financial reporting.

148	FORM 20-F

«Table of Contents

ITEM 16. [RESERVED]
ITEM 16A. Audit Committee Financial Expert
Our board of directors has determined that Frederico Seabra de Carvalho is an audit committee financial expert, as that term is defined by the SEC, and is independent for the purposes of SEC and Nasdaq rules.
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
ITEM 16C. Principal Accountant Fees and Services
The following table sets forth the fees billed to us by our independent registered public accounting firm during the years ended December 31, 2023 and 2022. Our independent registered public accounting firm was PricewaterhouseCoopers Auditores Independentes Ltda. for the years ended December 31, 2023, 2022 and 2021. The appointment of PricewaterhouseCoopers Auditores Independentes Ltda., as independent registered public accounting firm, was the result of a tender process completed in 2020 led by the XP Inc.’s audit committee.

	2023	2022
	(in thousands of reais)

Audit fees	7,992	6,464
Audit-related fees	760	639
Tax fees	—	—
All other fees	—	—
Total	8,752	7,103
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
Tax Fees
Tax fees are fees billed for professional services for tax compliance, tax advice and tax planning. There were no tax fees in 2023 or 2022.
All Other Fees
There were no other fees in 2023 or 2022.

149	FORM 20-F

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
From May 12, 2022 to December 31, 2023, we repurchased 31,593,500 common shares at an average price of approximately US$16.57 per share (excluding broker and transaction fees). The following table provides information about purchases by us during fiscal year 2022 of our outstanding Class A common shares:

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
(2)    The average price paid per share excludes broker and transaction fees.
For further information on our shares held in treasury, see “Item 10. Additional Information—B. Memorandum and Articles of

150	FORM 20-F

«Table of Contents

Association—Treasury Stock.”
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
•the requirement under Section 5635 of Nasdaq listing rules, which requires an issuer to obtain shareholder approval prior to an issuance of securities (in certain circumstances) in connection with certain events, including: (i) the acquisition of the stock or assets of another company; (ii) equity-based compensation of officers, directors, employees or consultants; (iii) a change of control; and (iv) private placements. Cayman Islands law does not require shareholder approval prior to an issuance of securities to the extent the company has sufficient authorized but unissued shares available for issuance; and
•the requirement under Section 5605(b)(2) of Nasdaq listing rules that the independent directors have regularly scheduled meetings with only the independent directors present.
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

151	FORM 20-F

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

152	FORM 20-F

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

153	FORM 20-F

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

154	FORM 20-F

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

155	FORM 20-F

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
Corporate Governance Advancements Highlights
The following table highlights the key changes we are currently making to our corporate governance structure and why we are making them:

Key Changes	Why XP Made the Change
Appointment of New Independent Directors	As XP evolves into a more mature organization, it is enhancing the level of independent oversight in the boardroom by adding new independent directors with complementary capabilities.
Two New Board Committees
XP is creating two new committees to provide the oversight necessary to execute its sustainable growth strategy: one responsible for overseeing market, liquidity, credit, cybersecurity, environmental, social, governance and climate risk factors; and another responsible for overseeing strategy and performance.

Expansion of Scope for the Board’s Compensation Committee	To enhance the Board‘s oversight of talent management beyond XP’s executive team, and to oversee governance issues, XP expanded the scope of the Compensation Committee and changed its name to the Compensation, People Nominating and Governance Committee.
Elimination of Slate Director Elections	Eliminating slate elections enables shareholders to vote on directors on an individual basis, enhancing director accountability to shareholders.
Active Board Refreshment Process
During the fiscal year ended December 31, 2023, XP engaged an independent executive and board search firm, to assist it in identifying director candidates and potential changes to the structure of the Board, including, but not limited to: the roles and responsibilities of directors, the number of directors, the balance between independent and non-independent directors, the addition of new committees and the responsibilities of existing committees, and the duration of Board members’ terms.
This work, which took place under the supervision of and in consultation with the existing Board, was undertaken with the goals of ensuring that the Board will be well positioned going forward to:
•Direct the development of long-term strategy;
•Serve as a mechanism for effective oversight and advice to management;
•Protect and enhance XP’s culture as it grows and evolves;
•Mentor the leadership team and ensure robust succession planning;
•Lead the evolution of XP’s governance processes;

156	FORM 20-F

«Table of Contents

•Strengthen risk and control management as XP’s operations become increasingly complex; and
•Balance and complement management expertise on key topics related to the business.
The recommendations were informed by discussion of XP’s current strategy and goals for the future, including interviews with 21 executives and directors of XP, a benchmarking analysis spanning major financial institutions, major companies based in Brazil and Latin America-based companies listed on public exchanges in the United States, and robust analysis of potential models for the Board’s evolution going forward.
The executive and board search firm also evaluated the processes and dynamics of the Board’s operations and made recommendations concerning the number and duration of its meetings, guidelines for meeting agendas and format, principles of interaction with the management team, the Board’s evaluation and succession process, and the ongoing development and education of Board members on critical topics related to XP’s business.
Key principles guiding XP’s work with the executive and board search firm to identify candidates to stand for election as Independent Directors at the annual general meeting of shareholders included:
•Independence: Eagerness to offer an independent perspective in XP’s best interests and engage in constructive debate for the benefit of XP.
•Proximity and openness: Willingness to speak directly with members of the management team to understand XP’s strategy, operations, needs and goals.
•Commitment and ownership vision: Interest in and alignment with XP’s mission, goals, and teams, approaching the role with an ownership mindset and an entrepreneurial spirit.
•Continuous education and development: Willingness to work, inside and outside of scheduled meetings, to develop their expertise on topics relevant to the business.
•Guardians of culture and people: Directors should experience and protect XP’s culture in practice while working to support the continuous development of its teams.
•Transparency: Board members should take advantage of their access to all relevant XP information, ask for additional information, and delve deeper when necessary to advance the best interests of XP.
Based on its review and assessment of candidate skills, qualifications, and the analysis and recommendations of the executive and board search firm, the Board invited four individuals to join the XP Board as new independent members.
Addition of New Directors
On December 31, 2023, XP’s Board consisted of nine directors, including a non-independent Chairman Guilherme Benchimol; four non-independent directors, and four independent directors. As part of the Board restructuring process, current non-independent director Fabrício Almeida and independent directors Luiz Felipe Calabró, Frederico Seabra de Carvalho and Cristiana Pereira resigned from the Board on April 19, 2024, with effect as of May 24, 2024.
Four new, independent directors are expected to be elected to XP’s Board of Directors at XP’s annual shareholder meeting, expected to take place on May 24, 2024. XP believes these new independent directors will provide greater oversight, ensure a greater voice for shareholders not affiliated with XP’s controlling shareholders, and enhance the breadth and depth of capabilities and experience represented on the Board.
Following these changes, the Board will continue to consist of nine members, five of whom will be independent directors. Information on the board nominees and future committee membership can be found in XP’s proxy statement filed on Form 6-K on April 24, 2024.
All Board members will stand for election to two-year terms at XP’s 2024 annual shareholder meeting, with incumbent Board members standing for re-election ahead of their current two-year term expiring. Director nominees will not stand for election as a bundled slate as in prior years; instead, shareholders will have the right to elect directors individually, consistent with corporate governance best practice.

157	FORM 20-F

«Table of Contents

New Board Committee Structure
Concurrent with the Board’s refreshment process was its assessment of its oversight function and evaluation of its committee structure. The Board leveraged its work with the executive and board search firm to identify opportunities to enhance its committee structure to better support XP’s go-forward strategy. This process resulted in the following changes to the Board’s committee structure:
•Establishment of two new Board committees
•Risks, Credit and ESG Committee: The Risks, Credit and ESG Committee’s purpose is to assist in overseeing and reviewing, among others, (i) key risks to XP’s business, including those relating to cybersecurity, climate, credit, market, reputational, liquidity, and environmental, social and governance, (ii) ESG issues affecting XP, (iii) XP’s credit and lending strategies and policies, including credit portfolio quality and limits, and (iv) XP’s internal controls and systems and financial related risks compliance. The Risks, Credit and ESG Committee’s responsibilities include oversight of the aforementioned risks and relevant metrics as well as establishment of goals associated with such risks in coordination with the Audit Committee.

•Strategy and Performance Committee: The Strategy and Performance Committee’s purpose is to assist with (i) the development and implementation of XP’s business strategies, and (ii) the evaluation of the performance of such strategies. The Strategy and Performance Committee’s responsibilities include review of XP’s business strategies and oversight of relevant frameworks and performance indicators around capital and organizational structure.

•Expansion of the Compensation Committee’s Scope
•The Compensation Committee has been renamed the Compensation, People, Nominating and Governance Committee reflecting the committee’s expanded scope that includes oversight of executive compensation, but also recruitment, promotions, retention and evaluation of executives, directors, and employees.
The Audit Committee continues to consist of all independent directors. The Board also approved the revision of existing committee charters and the creation of new charters for the two new Board committees.
Executive Compensation Enhancement
On November 13, 2023, the Board adopted a compensation recoupment policy in compliance with new SEC and NASDAQ regulations.
Under the new policy, if a financial restatement leads to executive officers receiving more incentive compensation based on original financials than they would under the restatement, the excess amounts are required to be reclaimed. Please see Exhibit 97.1 to this annual report for the full policy document.
Summary
The Board believes that maintaining a strong focus on corporate governance is critical for XP to realize its long-term growth aspirations while delivering value for its stakeholders. The Board will continue to review the company’s governance structure and practices considering input from stakeholders. As it considers potential changes, the Board remains committed to engaging regularly and transparently with its shareholders and other key stakeholders.
ITEM 16H. Mine Safety Disclosure
Not applicable.
ITEM 16I. Disclosure Regarding Foreign Jurisdictions That Prevent Inspections
Not applicable.

158	FORM 20-F

«Table of Contents

ITEM 16J. Insider Trading Policies
We have adopted an insider trading policy that governs the trading in our securities by our directors, officers and certain other covered persons, and which is reasonably designed to promote compliance with applicable insider trading laws, rules and regulations, and any listing standards applicable to the Company. A copy of the Information Disclosure and Securities Trading Policy is included as Exhibit 11.1 to this annual report.
ITEM 16K. Cybersecurity
Risk Management Strategy
Cybersecurity risk management is an integral part of the overall enterprise risk management program. Our cybersecurity risk management program is designed to align our information management to best practices such as NIST, CIS, Mitre Attack etc. to guide and provide a solid and resilient framework for dealing with security threats and cybersecurity incidents, including threats and incidents associated with our internal and external resources. Our cybersecurity team is responsible for evaluating our cybersecurity risk management program and we currently do not hire third parties for such evaluation. Additionally, our cybersecurity team provides training to all employees annually.
Cybersecurity controls are focused on monitoring of workstations, servers and our network. Within the cybersecurity scenario, we rely on incident monitoring through detection controls implemented in the environment, such as content filter, behavior detection tool malicious software, Antivirus, Antispam, among others. Alerts are generated to notify the team to deal with these incidents. Furthermore, the company has a control to prevent data loss, responsible for ensuring that data confidential information is not lost, stolen, misused or leaked onto the web. There are internal and external Intrusion Tests at the network and application layers must be carried out at the minimum annually. Scans of internal networks are also carried out periodically and if any vulnerability is identified, they are treated and prioritized according to their criticality.
There are several other controls to ensure security against threats in digital media, such as control against malicious software, identity and access control, application security, privacy, encryption and masking, traceability, network segmentation and backup.
Governance
Our board of directors has overall oversight responsibility for our risk management and is charged with overseeing our cybersecurity risk management program. The audit committee is responsible for ensuring that management has processes in place designed to identify and assess the cybersecurity risks to which the company is exposed and implement processes and programs to manage cybersecurity risks and mitigate cybersecurity incidents.
Our cybersecurity programs are under the direction of our Chief Technology Officer (CTO), who receives reports from our cybersecurity team and monitors prevention, detection, mitigation, and remediation of cybersecurity incidents. Our CTO and dedicated staff are certified and experienced in information systems security professionals and information security managers with many years of experience. Management, including the CTO and our cybersecurity team, regularly updates the audit committee on the company's cybersecurity programs, material cybersecurity risks and mitigation strategies, and provide cybersecurity reports annually that cover, among other topics, third-party assessments of the company's cybersecurity program, developments in cybersecurity, and updates to the company's cybersecurity mitigation programs and strategies.
As of December 31, 2023, we have not identified any cybersecurity threats that have materially affected or are reasonably likely to materially affect our business strategy, operating results or financial condition. However, despite our efforts, we cannot eliminate all risks against cybersecurity threats or provide assurances that we have not had any undetected cybersecurity incidents.
For more information about these risks, see “Item 3. Key Information—D. Risk Factors." to learn about certain risks related to our business and industry, such as unauthorized disclosure, destruction or modification of data, through cyber security breaches, computer virus or otherwise, or interruption of our services may expose us to protracted and costly liability and litigation and damage our reputation. Furthermore, we seek to have the best tools on the market to assist teams in dealing with vulnerabilities and responding to cybersecurity incidents.

159	FORM 20-F

«Table of Contents

PART III

ITEM 17. FINANCIAL STATEMENTS
We have responded to Item 18 in lieu of this item.
ITEM 18. FINANCIAL STATEMENTS
Financial Statements are filed as part of this annual report, see pages F-1 to F-82 to this annual report.
ITEM 19. EXHIBITS
The following documents are filed as part of this annual report:

Exhibit No.	Exhibit

2.1*	Description of Securities registered under Section 12 of the Exchange Act.

3.1*	Third Amended and Restated Memorandum and Articles of Association of XP Inc.

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

11.1*	XP Inc. Trading Policy
12.1*	Certification pursuant to section 302 of the Sarbanes-Oxley Act of 2002 of the Chief Executive Officer

12.2*	Certification pursuant to section 302 of the Sarbanes-Oxley Act of 2002 of the Chief Financial Officer

13.1*	Certification pursuant to 18 U.S.C. section 1350, as adopted pursuant to section 906 of the Sarbanes-Oxley Act of 2002, of the Chief Executive Officer

13.2*	Certification pursuant to 18 U.S.C. section 1350, as adopted pursuant to section 906 of the Sarbanes-Oxley Act of 2002, of the Chief Financial Officer

14.1**
English translation of the Code of Ethics of XP (incorporated herein by reference to Exhibit 14.1 Amendment No. 2 to the Company’s Registration Statement on Form F-1 (File No. 333-234719) filed with the SEC on December 2, 2019).

23.1*	Consent of PricewaterhouseCoopers Auditores Independentes Ltda.

97.1*	Compensation Recoupment Policy
101.INS*	XBRL Instance Document

101.SCH*	XBRL Taxonomy Extension Schema Document

101.CAL*	XBRL Taxonomy Extension Calculation Linkbase Document

101.DEF*	XBRL Taxonomy Extension Definition Linkbase Document

101.LAB*	XBRL Taxonomy Extension Label Linkbase Document

101.PRE*	XBRL Taxonomy Extension Presentation Linkbase Document

*    Filed herewith.
**    Previously filed.

160	FORM 20-F

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
“Central Bank” means the Brazilian Central Bank (Banco Central do Brasil).
“Client Assets” means the market value of all client assets invested through XP’s platform, including equities, fixed income securities, mutual, hedge and private equity funds (including those managed by XP Gestão de Recursos Ltda., XP Advisory Gestão Recursos Ltda., XP PE Gestão de Recursos Ltda., XP Allocation Asset Management Ltda. and XP Vista Asset Management Ltda., as well as by third-party asset managers), retirement plans (including those from XP Vida e Previdência S.A., as well as by third-party insurance companies), exchange-traded funds, COEs (Structured Notes), REITs (real estate investment funds), and uninvested cash balances (Float Balances), among others.
“CMN” means the Brazilian National Monetary Council (Conselho Monetário Nacional).
“COPOM” means the Brazilian Monetary Policy Committee (Comitê de Política Monetária do Banco Central).
“CVM” means the Brazilian Securities and Exchange Commission (Comissão de Valores Mobiliários).
“IFAs” means Independent Financial Agents (Assessores de Investimento) subject to CVM Resolution No. 16.
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
“real,” “reais” or “R$” means the Brazilian real, the official currency of Brazil.
“SELIC rate” means the Brazilian base interest rate (Sistema Especial de Liquidação e Custódia).

161	FORM 20-F

«Table of Contents

“Shareholders’ Agreement” means the shareholders’ agreement entered into on November 29, 2019 among XP Control, GA Bermuda, Itaú, Itaú Unibanco S.A., São Marcos, São Carlos, ITB Holding Brasil Participações Ltda., XP Inc., XP Brazil and the companies that we control that are incorporated in Brazil, as amended from time to time. The Shareholders’ Agreement was terminated on July 6, 2023.
“share of wallet” means Client Assets of a given client at XP, divided by the declared net worth of such client invested in financial products and services (shown as a percentage).
“U.S. dollar,” “U.S. dollars” or “US$” means U.S. dollars, the official currency of the United States.

162	FORM 20-F

SIGNATURES
The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

XP Inc.

April 26, 2024

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

«Table of Contents | « Index to Financial Statements

Report of Independent Registered Public Accounting Firm
To the Board of Directors and Shareholders of
XP Inc.
Opinions on the Financial Statements and Internal Control over Financial Reporting
We have audited the accompanying consolidated balance sheets of XP Inc. and its subsidiaries (the "Company") as of December 31, 2023 and 2022, and the related consolidated statements of income and of comprehensive income, of changes in equity and of cash flows for each of the three years in the period ended December 31, 2023, including the related notes (collectively referred to as the "consolidated financial statements"). We also have audited the Company's internal control over financial reporting as of December 31, 2023, based on criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).
In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2023 and 2022, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2023 in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2023, based on criteria established in Internal Control - Integrated Framework (2013) issued by the COSO.
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
As described in Notes 3 (xxii.1) and 28(a) to the consolidated financial statements, R$ 3.6 billion of the Company's total revenues for the year ended December 31, 2023 was generated from brokerage commission and management fees. These revenues are generally calculated as percentage of the volume traded on the Company's platform and vary based on the type and size of the instruments traded. As disclosed by management, brokerage commission is recognized at a point in time as the performed obligation is satisfied and management fees are recognized over the period of time when the performance obligation is delivered.
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

/s/ PricewaterhouseCoopers Auditores Independentes Ltda.
São Paulo, Brazil
April 26, 2024
We have served as the Company's auditor since 2019.

Report of Independent Registered Public Accounting Firm	F-3	FORM 20-F

«Table of Contents | « Index to Financial Statements

XP Inc. and its subsidiaries Consolidated balance sheets at December 31, 2023 and 2022 In thousands of Brazilian Reais

Assets	Note	2023	2022

Cash		3,943,307	3,553,126

Financial assets		229,197,214	177,681,987

Fair value through profit or loss		127,015,678	96,730,159
Securities	7	103,282,212	87,513,004
Derivative financial instruments	8	23,733,466	9,217,155

Fair value through other comprehensive income		44,062,950	34,478,668
Securities	7	44,062,950	34,478,668

Evaluated at amortized cost		58,118,586	46,473,160
Securities	7	6,855,421	9,272,103
Securities purchased under agreements to resell	6	14,888,978	7,603,820
Securities trading and intermediation	18	2,932,319	3,271,000
Accounts receivable	11	681,190	597,887
Loan operations	10	28,551,935	22,211,161
Other financial assets	20	4,208,743	3,517,189

Other assets		7,811,962	5,760,811
Recoverable taxes	12	245,214	163,248
Rights-of-use assets	16	281,804	258,491
Prepaid expenses	13	4,418,263	4,240,107
Other		2,866,681	1,098,965

Deferred tax assets	24	2,104,128	1,611,882
Investments in associates and joint ventures	15	3,108,660	2,271,731
Property and equipment	16	373,362	310,894
Goodwill and Intangible assets	16	2,502,045	844,182

Total assets		249,040,678	192,034,613

The accompanying notes are an integral part of these consolidated financial statements.

Consolidated Balance Sheets	F-4	FORM 20-F

«Table of Contents | « Index to Financial Statements

XP Inc. and its subsidiaries Consolidated balance sheets at December 31, 2023 and 2022 In thousands of Brazilian Reais

Liabilities and equity	Note	2023	2022

Financial liabilities		171,237,146	127,708,578

Fair value through profit or loss		45,208,490	22,134,674
Securities	7	20,423,074	13,529,265
Derivative financial instruments	8	24,785,416	8,605,409

Evaluated at amortized cost		126,028,656	105,573,904
Securities sold under repurchase agreements	6	33,340,511	31,790,091
Securities trading and intermediation	18	16,943,539	16,062,697
Financing instruments payable	17	60,365,590	43,683,629
Accounts payables		948,218	617,394
Borrowings	19	2,199,422	1,865,880
Other financial liabilities	20	12,231,376	11,554,213

Other liabilities		58,266,331	47,172,782
Social and statutory obligations	21	1,146,127	968,119
Taxes and social security obligations	22	559,647	365,419
Retirement plans liabilities and insurance liabilities	23	56,409,075	45,733,815
Provisions and contingent liabilities	27	97,678	43,541
Other		53,804	61,888

Deferred tax liabilities	24	86,357	111,043

Total liabilities		229,589,834	174,992,403

Equity attributable to owners of the Parent company		19,449,352	17,035,735
Issued capital		26	24
Capital reserve		19,189,994	19,156,382
Other comprehensive income		376,449	(133,909)
Treasury shares		(117,117)	(1,986,762)

Non-controlling interest		1,492	6,475

Total equity	25	19,450,844	17,042,210

Total liabilities and equity		249,040,678	192,034,613
The accompanying notes are an integral part of these consolidated financial statements.

Consolidated Balance Sheets	F-5	FORM 20-F

«Table of Contents | « Index to Financial Statements

XP Inc. and its subsidiaries
Consolidated statements of income and
of comprehensive income for the years ended December 31, 2023, 2022 and 2021
In thousands of Brazilian Reais, except earnings per share

	Note	2023	2022	2021

Net revenue from services rendered	28	6,532,005	5,940,456	6,196,465
Net income (loss) from financial instruments at amortized cost and at fair value through other comprehensive income	28	1,572,522	1,145,395	(1,559,464)
Net income from financial instruments at fair value through profit or loss	28	6,755,569	6,261,539	7,440,111
Total revenue and income		14,860,096	13,347,390	12,077,112

Operating costs	29	(4,398,923)	(3,871,096)	(3,430,109)
Selling expenses	30	(169,486)	(138,722)	(227,483)
Administrative expenses	30	(5,461,147)	(5,641,233)	(4,692,698)
Other operating income (expenses), net	31	10,638	256,944	324,354
Expected credit losses	14	(360,859)	(94,159)	(92,560)
Interest expense on debt		(617,478)	(402,303)	(135,732)
Share of profit or (loss) in joint ventures and associates	15	73,507	(12,165)	(7,710)
Income before income tax		3,936,348	3,444,656	3,815,174

Income tax credit / (expense)	24	(36,957)	135,555	(222,714)

Net income for the year		3,899,391	3,580,211	3,592,460

Other comprehensive income
Items that can be subsequently reclassified to income
Foreign exchange variation of investees located abroad		(41,160)	(19,645)	20,977
Gains (losses) on net investment hedge		34,603	17,252	(18,758)
Changes in the fair value of financial assets at fair value through other comprehensive income		556,381	218,106	(549,017)

Other comprehensive income (loss) for the period, net of tax		549,824	215,713	(546,798)

Total comprehensive income for the year		4,449,215	3,795,924	3,045,662

Net income attributable to:
Owners of the Parent company		3,898,702	3,579,050	3,589,416
Non-controlling interest		689	1,161	3,044

Total comprehensive income attributable to:
Owners of the Parent company		4,448,526	3,794,763	3,042,618
Non-controlling interest		689	1,161	3,044

Earnings per share from total income attributable to the ordinary equity holders of the company
Basic earnings per share	33	7.2220	6.4438	6.4211
Diluted earnings per share	33	7.1639	6.2461	6.2588
The accompanying notes are an integral part of these consolidated financial statements.

Consolidated Statements of Income and of Comprehensive Income	F-6	FORM 20-F

«Table of Contents | « Index to Financial Statements

XP Inc. and its subsidiaries Consolidated statements of changes in equity for the years ended December 31, 2023, 2022 and 2021 In thousands of Brazilian Reais

			Capital reserve
	Notes	Issued Capital	Additional paid-in capital	Other Reserves	Other comprehensive income and Other	Retained Earnings	Treasury shares	Total	Non-Controlling interest	Total Equity

Balances at December 31, 2020		23	6,821,176	3,842,766	230,644	—	—	10,894,609	3,005	10,897,614
Comprehensive income for the year
Net income for the year		—	—	—	—	3,589,416	—	3,589,416	3,044	3,592,460
Other comprehensive income, net		—	—	—	(546,798)	—	—	(546,798)	—	(546,798)
Transactions with shareholders - contributions and distributions
Private issuance of shares		—	—	112,642	—	—	—	112,642	—	112,642
Other equity transactions
Share based plan	32	—	—	561,455	—	—	—	561,455	2	561,457
Other changes in equity		—	—	(4,140)	(18,409)	—		(22,549)	(232)	(22,781)
Treasury shares	25(c)	—	—	—	—	—	(171,939)	(171,939)	—	(171,939)
Allocations of the net income for the year
Transfer to capital reserves		—	—	3,589,416	—	(3,589,416)	—	—	—	—
Dividends distributed	25(d)	—	—	—	—	—	—	—	(3,026)	(3,026)
Balances at December 31, 2021		23	6,821,176	8,102,139	(334,563)	—	(171,939)	14,416,836	2,793	14,419,629
Comprehensive income for the year
Net income for the year		—	—	—	—	3,579,050	—	3,579,050	1,161	3,580,211
Other comprehensive income, net		—	—	—	215,713	—	—	215,713	—	215,713
Transactions with shareholders - contributions and distributions
Private issuance of shares	25(a)	1	70,030	—	—	—	—	70,031	—	70,031
Other equity transactions
Share based plan	32	—	95,241	488,746	—	—	—	583,987	785	584,772
Other changes in equity		—	—	—	(15,059)	—	—	(15,059)	3,556	(11,503)
Treasury shares	25(c)	—	—	—	—	—	(1,814,823)	(1,814,823)	—	(1,814,823)
Allocations of the net income for the year
Transfer to capital reserves		—	—	3,579,050	—	(3,579,050)	—	—	—	—
Dividends distributed	25(d)	—	—	—	—	—	—	—	(1,820)	(1,820)
Balances at December 31, 2022		24	6,986,447	12,169,935	(133,909)	—	(1,986,762)	17,035,735	6,475	17,042,210
Comprehensive income for the year
Net income for the year		—	—	—	—	3,898,702	—	3,898,702	689	3,899,391
Other comprehensive income, net		—	—	—	549,824	—	—	549,824	—	549,824
Transactions with shareholders - contributions and distributions
Private issuance of shares	25(a)	2	1,886,172	211,152	—	—	—	2,097,326	—	2,097,326
Other equity transactions
Share based plan	32	—	330,000	35,388	—	—	—	365,388	327	365,715
Other changes in equity		—	—	—	(39,466)	—	—	(39,466)	(4,146)	(43,612)
Treasury shares	25(c)	—	(2,785,504)	—	—	—	1,869,645	(915,859)	—	(915,859)
Allocations of the net income for the year
Transfer to capital reserves		—	—	3,898,702	—	(3,898,702)	—	—	—	—
Dividends distributed	25(d)	—	—	(3,542,298)	—	—	—	(3,542,298)	(1,853)	(3,544,151)
Balances at December 31, 2023		26	6,417,115	12,772,879	376,449	—	(117,117)	19,449,352	1,492	19,450,844
The accompanying notes are an integral part of these consolidated financial statements.

Consolidated Statements of Changes in Equity	F-7	FORM 20-F

«Table of Contents | « Index to Financial Statements

XP Inc. and its subsidiaries Consolidated statements of cash flows for the years ended December 31, 2023, 2022 and 2021 (In thousands of Brazilian Reais, unless otherwise stated)

	Note	2023	2022	2021

Operating activities
Income before income tax		3,936,348	3,444,656	3,815,174
Adjustments to reconcile income before income taxes
Depreciation of property, equipment and right-of-use assets	16	118,603	110,248	68,618
Amortization of intangible assets	16	133,810	95,629	163,112
Loss or write-off of property, equipment, intangible assets and leases, net	16	32,266	20,805	20,367
Share of profit or (loss) in joint ventures and associates	15	(73,507)	12,165	7,710
Income from share in the net income of associates measured at fair value	15	52,403	54,301	(47,291)
Expected credit losses on financial assets	14	360,859	78,945	92,560
(Reversal of) Provision for contingencies, net	27	9,940	12,305	5,325
Net foreign exchange differences		(470,788)	(301,697)	506,510
Share based plan	32	365,715	584,772	561,457
Interest accrued		637,640	429,222	181,731
(Gain)/Loss on the disposal of investments	15	26,367	—	—
Changes in assets and liabilities
Securities (assets and liabilities)		(12,743,703)	(28,309,585)	(21,857,025)
Derivative financial instruments (assets and liabilities)		1,700,236	(1,550,061)	674,837
Securities trading and intermediation (assets and liabilities)		1,209,000	(1,423,398)	(5,086,154)
Securities purchased under agreements to resell		(4,495,605)	1,937,077	(2,269,321)
Accounts receivable		(53,247)	(157,056)	37,160
Loan operations		(5,596,362)	(9,416,502)	(8,918,608)
Prepaid expenses		22,722	(257,357)	(2,589,213)
Other assets and other financial assets		(437,106)	(3,358,515)	(674,697)
Securities sold under repurchase agreements		711,818	5,508,746	(5,557,999)
Accounts payable		326,344	(308,824)	(133,576)
Financing instruments payable		12,478,690	17,563,948	14,408,581
Social and statutory obligations		126,692	(54,093)	354,764
Tax and social security obligations		17,407	(91,326)	278,609
Retirement plans liabilities		10,675,260	13,812,415	18,533,487
Other liabilities and other financial liabilities		(347,790)	3,938,385	4,271,361
Cash from/(used in) operations		8,724,012	2,375,205	(3,152,521)
Income tax paid		(402,842)	(370,862)	(783,816)
Contingencies paid	27	(52,667)	(2,521)	(2,565)
Interest paid	37	(141,202)	(197,937)	(81,427)
Net cash flows from/(used in) operating activities		8,127,301	1,803,885	(4,020,329)
Investment activities
Acquisition of intangible assets	16 (b)	(130,219)	(82,412)	(217,569)
Acquisition of property and equipment	16 (a)	(66,004)	(44,563)	(135,444)
Acquisition of subsidiaries, net of cash acquired	5	770,887	(69,532)	(40,857)
Investment in associates and joint ventures	15	(65,444)	(174,773)	(756,857)
Disposal of investments	15	29,589	—	—
Net cash flows from/(used in) investing activities		538,809	(371,280)	(1,150,727)
Financing activities
Proceeds from borrowings	37	2,252,550	—	1,570,639
Acquisition of treasury shares	25 (c)	(915,859)	(1,814,823)	—
Acquisitions of debt securities issued	37	373,481	1,890,500	4,191,280
Payments of borrowings and lease liabilities	37	(1,966,674)	(101,716)	(76,371)
Payment of debt securities	37	(590,029)	(175,999)	(177,826)
Dividends paid	25 (d)	(3,542,298)	—	—
Transactions with non-controlling interests		(4,146)	3,556	(231)
Dividends paid to non-controlling interests	25 (d)	(1,853)	(1,820)	(3,026)
Proceeds from SPAC issuance of shares		—	—	1,134,797
Net cash flows from/(used in) financing activities		(4,394,828)	(200,302)	6,639,262
Net increase/(decrease) in cash and cash equivalents		4,271,282	1,232,303	1,468,206
Cash and cash equivalents at the beginning of the fiscal year		4,967,480	3,751,861	2,660,388
Effects of exchange rate changes on cash and cash equivalents		(28,278)	(16,684)	(376,733)
Cash and cash equivalents at the end of the fiscal year		9,210,484	4,967,480	3,751,861
Cash		3,943,307	3,553,126	2,485,641
Securities purchased under agreements to resell	6	2,760,296	646,478	1,071,328
Interbank certificate deposits	7	67,985	252,877	194,892
Other deposits at Central Bank	20	2,438,896	514,999	—
The accompanying notes are an integral part of these consolidated financial statements.

Consolidated Statements of Cash Flows	F-8	FORM 20-F

«Table of Contents | « Index to Financial Statements

XP Inc. and its subsidiaries Notes to consolidated financial statements December 31, 2023, 2022 and 2021 (In thousands of Brazilian Reais, unless otherwise stated)
1.    Operations

XP Inc. (the “Company”) is a Cayman Island exempted company with limited liability, incorporated on August 29, 2019. The registered office of the Company is 20, Genesis Close, in George Town, Grand Cayman.
XP Inc. is currently the entity which is registered with the U.S. Securities and Exchange Commission (“SEC”). The common shares are trading on the Nasdaq Global Select Market (“NASDAQ-GS”) under the symbol “XP”.
XP Inc. is a holding company controlled by XP Control LLC, which holds 66.5% of voting rights and is controlled by a group of individuals.
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
These consolidated financial statements were approved by the Board of Director’s meeting on April 22, 2024 and updated by subsequent events through April 26, 2024 as approved by the executive management.
1.1 Share buy-back program
In May 2022, the Board of Directors approved a share buy-back program. Under the program, XP Inc. may repurchase up to the amount in dollars equivalent to R$1.0 billion of its outstanding Class A common shares over a period beginning on May 12, 2022, continuing until the earlier of the completion of the repurchase or May 12, 2023, depending upon market conditions.
As of November 04, 2022, the Board of Directors approved an amendment to the share buy-back program. Under the amended program, XP Inc may repurchase up to the amount in dollars equivalent to R$2.0 billion of its outstanding Class A common shares (therefore, an increase of the maximum amount of R$1.0 billion compared to the original program).
The repurchase limit of R$2.0 billion was reached on March 31, 2023, and, therefore, the share buy-back program terminated. At the end of the share buy-back program, the Company repurchased 25,037,192 shares (equivalent to R$2,059 million or US$394 million), which were acquired at an average price of US$15.76 per share, with prices ranging from US$10.69 to US$24.85.
1.2 Share purchase agreement with Itaú
On June 8, 2022, XP Inc. signed a share purchase agreement with Itaú Unibanco. Under this agreement, XP purchased 1,056,308 outstanding Class B common shares from Itaú Unibanco, equivalent to approximately US$24 million (R$117 million), or US$22.65 per share – the same price for which Itaú Unibanco sold 6,783,939 Class A shares on June 7, 2022 to third parties. These shares are held in treasury.
On November 10, 2022 XP Inc. signed a share purchase agreement with Itaúsa S.A. Under this agreement, XP Inc. purchased 5,500,000 outstanding Class A common shares from Itaúsa S.A., equivalent to approximately U$105 million (R$562 million), or U$19.10 per share (R$102.14 per share). XP Inc. utilized its existing cash to fund this share repurchase.
Those transactions are not part of the share buy-back program (Note 1.1) announced by XP Inc. on May 11, 2022.
1.3 Cancellation of treasury shares
On April 5, 2023, the Company’s Board of Directors approved the cancellation of 31,267,095 Class A shares, totaling an amount of R$ 2,785,504 (5.6% of total issued shares, on this date) held by the Company in treasury (see note 25(c)). Total issued shares count, on April 5, 2023, went from 560,534,012 to 529,266,917 after cancellation.

Notes to Consolidated Financial Statements	F-9	FORM 20-F

«Table of Contents | « Index to Financial Statements

XP Inc. and its subsidiaries Notes to consolidated financial statements December 31, 2023, 2022 and 2021 (In thousands of Brazilian Reais, unless otherwise stated)
1.4 Termination of shareholders agreement between XP Control LLC, General Atlantic (XP) Bermuda, Iupar Group, ITB Holding Ltd. and Itaú Unibanco Holding S.A.
On July 6, 2023, our shareholders’ agreement executed between XP Control LLC, General Atlantic (XP) Bermuda, Iupar Group, ITB Holding Ltd. and Itaú Unibanco Holding S.A., was terminated; it was originally expected to continue until October 2026. As a result of the termination of the shareholders agreement, Iupar Group will no longer have the right to nominate members to XP Inc’s board of directors, which was reduced from 11 to 9 members.
1.5 Corporate reorganization
In order to improve corporate structure, Group's capital and cash management, XP Inc is conducting entity reorganizations, as follows:
i)Inversion of financial institutions in Brazil. At the end of the reorganization XP CCTVM will become a wholly owned subsidiary of Banco XP. As of December 31, 2023, up to the date of the consolidated financial statements, the corporate reorganization is not fully concluded and is expected to be completed by the end of 2024. There are some steps which require approval from Brazilian Central Bank and other regulators which may cause the reorganization to be concluded later than expected.
ii)Reorganization of international operations. The entities XP Holding International LLC, XP Advisory US and XP Holding UK Ltd, which are no longer wholly owned subsidiaries of XP Investimentos S.A. and are now directly owned by XP Inc. The transaction was completed on October 20, 2023.
No material impacts on Group’s financial position and results of operations are expected due to the previously described corporate reorganization.
2.    Basis of preparation of the financial statements and changes to the Group’s accounting policies

(i)    Basis of preparation
The consolidated financial statements of the Group have been prepared in accordance with the International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”), currently described as "IFRS Accounting Standards” by the IFRS Foundation.
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
(ii)    New or revised standards, interpretations and amendments
Certain new accounting standards, interpretations and amendments became effective for the reporting period beginning January 1, 2023. Possible impacts are measured by the Group, and it concluded there is not material impact to the consolidated financial statements.
IFRS 17 – Insurance Contracts: Requires insurance liabilities to be measured at a current fulfillment value and provides a more uniform measurement and presentation approach for all insurance contracts. The Group evaluated the impacts of applying this standard and concluded that it is not material to its consolidated financial statements.

Notes to Consolidated Financial Statements	F-10	FORM 20-F

«Table of Contents | « Index to Financial Statements

XP Inc. and its subsidiaries Notes to consolidated financial statements December 31, 2023, 2022 and 2021 (In thousands of Brazilian Reais, unless otherwise stated)
Amendments to IAS 1 – Classification of liabilities as current or non-current: The amendments aim to promote consistency in applying the requirements by helping companies determine whether, in the statement of financial position, debt and other liabilities with an uncertain settlement date should be classified as current (due or potentially due to be settled within one year) or non-current, being effective for annual reporting periods beginning on or after January 1, 2024.
Amendments to IAS 1 – Non-current liabilities with Covenants: The amendment clarifies how conditions that an entity must comply within twelve months after the reporting period affect the classification of liabilities, being effective for annual reporting periods beginning on or after January 1, 2024.
Amendments to IAS 12 – International Tax Reform – Pillar Two Model Rules: The amendment provides a temporary exception of requirements to the initial application regarding deferred tax assets and liabilities related to pillar two income taxes for interim consolidated financial statements but is mandatory for annual reporting periods beginning January 1, 2023. The Group evaluated the impacts of applying these amendments and concluded there are no impacts on the Group´s consolidated financial statements for the current year.
(iii)    Basis of consolidation
The consolidated financial statements comprise the consolidated balance sheets of the Group as of December 31, 2023 and 2022 and the consolidated statements of income and comprehensive income, consolidated statements of cash flows and consolidated statements of changes in equity for each of the years ended December 31, 2023, 2022 and 2021.
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
The acquisition method of accounting is used to account for business combinations by the Group (refer to Note 5(ii)).
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
Under the equity method of accounting, the investments are initially recognized at cost and adjusted thereafter to recognize the Group’s share of the post-acquisition profits or losses of the investee in the Group’s income statement, and the Group’s share of movements in other comprehensive income of the investee in the Group’s other comprehensive income. Dividends received or receivable from associates are recognized as a reduction in the carrying amount of the investment.
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

«Table of Contents | « Index to Financial Statements

XP Inc. and its subsidiaries Notes to consolidated financial statements December 31, 2023, 2022 and 2021 (In thousands of Brazilian Reais, unless otherwise stated)
c)    Interests in associates measured at fair value
The Group has investments in associates measured at fair value in accordance with item 18 of IAS 28 – Investments in Associates and Joint Ventures. These investments are held through XP FIP Managers and XP FIP Endor, which are venture capital organizations. In determining whether the funds meet the definition of venture capital organizations, management considers the investment portfolio features and objectives. The portfolio classified in this category has the objective to generate growth in the value of its investments in the medium term and have an exit strategy. Additionally, the performance of these portfolios is evaluated and managed considering a fair value basis of each investment.
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
The functional currency for all the Company’s subsidiaries in Brazil is also the Brazilian reais. Certain subsidiaries outside Brazil have different functional currencies, including US Dollar ("USD") and Pound Sterling (“GBP”).
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

«Table of Contents | « Index to Financial Statements

XP Inc. and its subsidiaries Notes to consolidated financial statements December 31, 2023, 2022 and 2021 (In thousands of Brazilian Reais, unless otherwise stated)
(c)    Group companies
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
The excess of the consideration transferred, amount of any non-controlling interest in the acquired entity and acquisition-date fair value of any previous equity interest in the acquired entity, over the fair value of the net identifiable assets acquired is recorded as goodwill. If those amounts are less than the fair value of the net identifiable assets of the business acquired, the difference is recognized directly in the statement of income as a bargain purchase.
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

«Table of Contents | « Index to Financial Statements

XP Inc. and its subsidiaries Notes to consolidated financial statements December 31, 2023, 2022 and 2021 (In thousands of Brazilian Reais, unless otherwise stated)
If the business combination is achieved in stages, the acquisition date carrying value of the acquirer’s previously held equity interest in the acquirer is remeasured to fair value at the acquisition date. Any gains or losses arising from such remeasurement are recognized in the statement of income.
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
Derivative financial instruments, including separated embedded derivatives, are also classified as fair value through profit and loss unless they are designated as effective hedging instruments. The fair value determination for over-the-counter ("OTC") derivatives include components which reflect the counterparty's credit risk (CVA - Credit Valuation Adjustment) and the funding cost above the risk-free rate (FVA - Funding Valuation Adjustment). Financial assets with cash flows that do not meet the SPPI criteria are classified and measured at FVPL, irrespective of the business model.
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

«Table of Contents | « Index to Financial Statements

XP Inc. and its subsidiaries Notes to consolidated financial statements December 31, 2023, 2022 and 2021 (In thousands of Brazilian Reais, unless otherwise stated)
A derivative embedded within a hybrid contract containing a financial asset host is not accounted for separately. The financial asset host together with the embedded derivative is required to be classified in its entirety as a financial asset at fair value through profit or loss.
Investments held in trust account
During the prior period presented in these consolidated financial statements, the Group had a certain class of securities owned by one of our subsidiaries, which qualify as financial instruments, primarily due to their short-term nature. These securities are classified as FVPL. The Group’s investments held in the trust account were comprised of money market funds and are recognized at fair value with the changes in fair value recognized in the consolidated statements of income. The estimated fair value of the investments held in the trust account was determined using available market information.
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

«Table of Contents | « Index to Financial Statements

XP Inc. and its subsidiaries Notes to consolidated financial statements December 31, 2023, 2022 and 2021 (In thousands of Brazilian Reais, unless otherwise stated)
Derecognition
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
Expected credit loss on financial assets
The Group recognizes expected credit losses ("ECLs") for all financial assets not held at FVPL. ECLs are based on internal statistical models that are monitored and reviewed by the credit risk area.
Due to the features of the credit and credit card portfolio, the internal statistic models are modeled by the credit risk area using specific parameters from historical data of those products were the ECL are measured by inputs of PD (Probability of Default), LGS (Loss Given Default) and EAD (Exposure at Default).
For the credit and credit card portfolio, the Group classifies assets in three stages to measure the expected credit loss, in which the financial assets migrate from one stage to another in accordance with the changes in credit risk.
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
When a financial asset that migrated to stages 2 and 3 shows an improvement in credit risk, that financial asset can return to stage 1 as long as it meets the minimum cure period established by the credit risk area evaluating internal product data.
Financial assets are written off when there is no reasonable expectation of recovery, such as a debtor failing to engage in a repayment plan with the company. The Group categorizes a loan or receivable for write-off when a debtor fails to make contractual payments more than 360 days past due. Where loans or receivables have been written off, the Group continues to engage in enforcement activity to attempt to recover the receivable due. Where recoveries are made, these are recognized in profit or loss.
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

«Table of Contents | « Index to Financial Statements

XP Inc. and its subsidiaries Notes to consolidated financial statements December 31, 2023, 2022 and 2021 (In thousands of Brazilian Reais, unless otherwise stated)
For debt instruments at FVOCI, the Group applies the low credit risk simplification at every reporting date, the Group evaluates whether the debt instrument is considered to have low credit risk using all reasonable and supportable information that is available without undue cost or effort. In making that evaluation, the Group reassesses the internal credit rating of the debt instrument. In addition, the Group considers that there has been a significant increase in credit risk when contractual payments are more than 30 days past due.
The Group, through its risk management area, applies policies, methods and procedures to mitigate its exposure to credit risk arising from insolvency attributable to counterparties.
These policies, methods and procedures are applied in the grant and re-evaluated on a monthly basis using variables that held identify risk.
The procedures applied to identify, measure, control and reduce exposure to credit risk are based on the individual level or grouped by similarity.
Risk management for structured credit operations customers is carried out through analysis complemented by decision-making support tools based on internal risk assessment models.
Standardized customers risk management, that is, which does not qualify as structured operations, is based on automated decision-making and internal risk assessment models, complemented, when the model is not comprehensive or precise enough, by teams of analysts specialized in this type of risk. Credits related to standardized customers are normally considered non-recoverable when they have a historical experience of losses and delays of more than 90 days.
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

«Table of Contents | « Index to Financial Statements

XP Inc. and its subsidiaries Notes to consolidated financial statements December 31, 2023, 2022 and 2021 (In thousands of Brazilian Reais, unless otherwise stated)
(ii)    Financial liabilities designated at FVPL
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
(iv)    Commitments subject to possible redemption
XPAC Acquisition Corp. redeemable shares
The Group accounted for the common stock subject to redemption in cash held by the non-controlling interest holders of XPAC Acquisition Corp. as a financial liability measured at amortized cost. The instrument is initially recognized at fair value, net of derivative warrant liabilities component and the corresponding eligible transaction costs. The warrant component issued to the non-controlling interest holders of XPAC Acquisition Corp. were separately accounted as derivatives and measured at fair value with the changes in fair value recorded in the statement of income. On July 27, 2023, XPAC Acquisition Corp. was deconsolidated from XP Inc's Financial Statements due to the Purchase and Sponsor Handover Agreement (see note 5(ii)(c)(i)) and the redeemable shares were derecognized from the Group’s financial statements.
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
The fair value of financial instruments for which there is no active market is determined by using measurement techniques. These techniques may include the use of recent market transactions (on an arm's length basis); reference to the current fair value of another similar instrument; analysis of discounted cash flows or other measurement models (see note 34).
4)    Derivative financial instruments and hedging activities - IFRS 9
Derivative financial instruments are financial contracts, the value of which is derived from the value of the underlying assets, interest rates, indexes or currency exchange rates.

Notes to Consolidated Financial Statements	F-18	FORM 20-F

«Table of Contents | « Index to Financial Statements

XP Inc. and its subsidiaries Notes to consolidated financial statements December 31, 2023, 2022 and 2021 (In thousands of Brazilian Reais, unless otherwise stated)
Derivatives are initially recognized at fair value on the date a derivative contract is entered into, and they are subsequently remeasured to their fair value at the end of each reporting period. The accounting for subsequent changes in fair value depends on whether the derivative is designated as a hedging instrument and, if so, the nature of the item being hedged. The group designates certain derivatives as either:
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
b)    Derivative warrant liabilities
The Group evaluates if the warrants issued in connection with the Initial Public Offering (the “Public Warrants”) and the Private Placement Warrants issued by XPAC Acquisition Corp. are derivatives or contain features that qualify as embedded derivatives in accordance with IFRS 9 – Financial Instruments. The Group’s derivatives instruments are recorded at financial instruments measured at fair value through profit or loss. Accordingly, the Group recognizes the warrants as financial liabilities at fair value and remeasures the warrants at fair value at each reporting period. The liabilities are subject to re-measurement at each balance sheet date until exercised, and any change in fair value is recognized in the Group’s consolidated statements of income. The fair value has been measured based on the listed market price of such warrants. On July 27, 2023, XPAC Acquisition Corp. was deconsolidated from XP Inc's Financial Statements due to the Purchase and Sponsor Handover Agreement (see note 5(ii)(c)(i)) and the warrant liabilities expired.
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

«Table of Contents | « Index to Financial Statements

XP Inc. and its subsidiaries Notes to consolidated financial statements December 31, 2023, 2022 and 2021 (In thousands of Brazilian Reais, unless otherwise stated)
(v)    Securities trading and intermediation (receivable and payable)
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
•    Customer’s cash on investment account - represents customer’s cash balances that are held in XP CCTVM.
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

«Table of Contents | « Index to Financial Statements

XP Inc. and its subsidiaries Notes to consolidated financial statements December 31, 2023, 2022 and 2021 (In thousands of Brazilian Reais, unless otherwise stated)
The cost of right-of-use assets includes the amount of lease liabilities recognized, initial direct costs incurred, and lease payments made at or before the commencement date less any lease incentives received. Unless the Group is reasonably certain to obtain ownership of the leased asset at the end of the lease term, the recognized right-of-use assets are depreciated on a straight-line basis over the shorter of its estimated useful life and the lease term. Right-of-use assets are subject to impairment.
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

«Table of Contents | « Index to Financial Statements

XP Inc. and its subsidiaries Notes to consolidated financial statements December 31, 2023, 2022 and 2021 (In thousands of Brazilian Reais, unless otherwise stated)
Assets’ residual values, useful lives and methods of depreciation are reviewed at each reporting date and adjusted prospectively, if appropriate. An asset’s carrying amount is written down immediately to its recoverable amount, which is the higher of its fair value less costs of disposal and its value in use, if the asset’s carrying amount is greater than its estimated recoverable amount. Gains and losses on disposals or derecognition are determined by comparing the disposal proceeds (if any) with the carrying amount and are recognized in the statement of income.
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
iii)    Other intangible assets
Separately acquired intangible assets are measured at cost on initial recognition. The cost of intangible assets acquired in a business combination corresponds to their fair value at the acquisition date. After initial recognition, intangible assets are stated at cost, less any accumulated amortization and accumulated impairment losses. Internally generated intangible assets other than software are not capitalized and the related expenditure is reflected in the statement of income in the period in which the expenditure is incurred.
The useful life of intangible assets is assessed as finite or indefinite. As of December 31, 2023 and 2022, the Group does not hold indefinite life intangible assets, except for goodwill.
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

Estimate useful life (years) (*)

Software	3-5
Internally developed intangible	3-7
Customer list	2-8
Trademarks	10-20
Gains and losses recognized in profit and loss resulting from the disposal or derecognition of intangible assets are measured as the difference between the net disposal proceeds (if any) and their carrying amount.

Notes to Consolidated Financial Statements	F-22	FORM 20-F

«Table of Contents | « Index to Financial Statements

XP Inc. and its subsidiaries Notes to consolidated financial statements December 31, 2023, 2022 and 2021 (In thousands of Brazilian Reais, unless otherwise stated)
(xi)    Impairment of non-financial assets
Assets that have an indefinite useful life, for example goodwill, are not subject to amortization and are tested annually for impairment. Goodwill impairment reviews are undertaken annually or more frequently if events or changes in circumstances indicate a potential impairment. Assets that are subject to depreciation or amortization are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. An impairment loss is recognized when the asset's carrying amount exceeds its recoverable amount. The recoverable amount is the higher of an asset's fair value less costs to sell and its value in use.
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
•Social Contribution on Net Income (CSLL) – tax rate of 9% calculated on taxable income. However, banks (i.e., Banco XP and Banco Modal) are subject to a higher CSLL rate of 20%, while all other companies treated as financial entities for tax purposes (i.e., XP CCTVM, Modal DTVM, XP DTVM and XP Vida e Previdência) are subject to a CSLL rate of 15%.
As of July 2021, the rate of CSLL was increased by 5% for all Brazilian financial entities until December 2021. Therefore, Brazilian banks were subject to a CSLL rate of 25% and all other financial entities, including insurance companies, were subject to a rate of 20% by means of federal Law 13.148/2021.
As of January 2022, the tax rate returned to the regular percentage of 20% for banks and 15% for all other financial entities, including insurance companies.
As of August 2022, by means of federal Law 14.446 the CSLL rate was increased in 1% for all Brazilian Financial entities until December 2022. Therefore, during that period between August and December 2022, Brazilian banks were subject to a CSLL rate of 21% and all other financial entities, including insurance companies, were subject to a rate of 16%. With the ending of Law 14.446/2022 enforceability, the rates of CSLL applied for banks returned to the regular level of 20%, and 15% for all other financial entities.

Notes to Consolidated Financial Statements	F-23	FORM 20-F

«Table of Contents | « Index to Financial Statements

XP Inc. and its subsidiaries Notes to consolidated financial statements December 31, 2023, 2022 and 2021 (In thousands of Brazilian Reais, unless otherwise stated)
ii)    Deferred income tax and social contribution
Deferred income tax and social contribution are recognized, using the liability method, on temporary differences between the tax bases of assets and liabilities and their carrying amounts in the financial statements. However, deferred taxes are not accounted for if they arise from initial recognition of an asset or liability in a transaction other than a business combination that at the time of the transaction affects neither accounting nor taxable profit and loss.
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
Otherwise, the cumulative method should be adopted by entities under the Presumed Profit Method (PPM) and is also mandatory to Financial and Insurance Companies. The rates applicable to companies under PPM are PIS 0.65% and COFINS 3.00%. Financial entities (i.e., XP CCTVM, Modal DTVM, Banco Modal, Banco XP and XP DTVM) and insurance companies (i.e., XP Vida e Previdência) have a different percentage of COFINS with the surcharge of 1.00%, totaling 4.00%.
•The tax on services (“ISS”) is a tax levied by municipalities on revenues from the provision of services. ISS tax is added to amounts invoiced to the Group’s customers for the services the Group renders. These are recognized as deductions to gross revenue (Note 28) against tax liabilities, as the Group acts as agent collecting these taxes on behalf of municipal governments. The rates may vary from 2.00% to 5.00%. Currently, majority of XP Group’s entities are based in the cities of São Paulo and Rio de Janeiro then, revenues perceived by those companies are subject to rates defined by those cities’ Laws.

Notes to Consolidated Financial Statements	F-24	FORM 20-F

«Table of Contents | « Index to Financial Statements

XP Inc. and its subsidiaries Notes to consolidated financial statements December 31, 2023, 2022 and 2021 (In thousands of Brazilian Reais, unless otherwise stated)
(xiii)    Equity security loans
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

«Table of Contents | « Index to Financial Statements

XP Inc. and its subsidiaries Notes to consolidated financial statements December 31, 2023, 2022 and 2021 (In thousands of Brazilian Reais, unless otherwise stated)
The liability is recognized for the expected amount to be paid under the plans of cash bonus or short-term profit sharing if the Group has a legal or constructive obligation of paying this amount due to past service provided by employees and the obligation may be reliably estimated.
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
The total amount to be expensed is determined by reference to the fair value of the tranche shares granted at the grant date, which is also based on:
•Including any market performance conditions;
•Including the impact of any non-market performance vesting conditions (i.e. remaining an employee of the entity over a specified time), and;
•Including the impact of any non-vesting conditions (i.e. the requirement for participants to save or hold shares for a specific period of time).
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

«Table of Contents | « Index to Financial Statements

XP Inc. and its subsidiaries Notes to consolidated financial statements December 31, 2023, 2022 and 2021 (In thousands of Brazilian Reais, unless otherwise stated)
(xxi)    Earnings per share
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

«Table of Contents | « Index to Financial Statements

XP Inc. and its subsidiaries Notes to consolidated financial statements December 31, 2023, 2022 and 2021 (In thousands of Brazilian Reais, unless otherwise stated)
iv)    Insurance brokerage fee
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

«Table of Contents | « Index to Financial Statements

XP Inc. and its subsidiaries Notes to consolidated financial statements December 31, 2023, 2022 and 2021 (In thousands of Brazilian Reais, unless otherwise stated)
(ii)    Expected credit losses on financial assets
The expected credit losses for financial assets are based on assumptions about risk of default and expected loss rates. The Group uses judgement in making these assumptions and selecting the inputs to the impairment calculation, based on the Group’s history and existing market conditions, as well as forward-looking estimates at the end of each reporting period.
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

«Table of Contents | « Index to Financial Statements

XP Inc. and its subsidiaries Notes to consolidated financial statements December 31, 2023, 2022 and 2021 (In thousands of Brazilian Reais, unless otherwise stated)
5.    Group structure

(i)    Subsidiaries
The following are the direct and indirect interests of Company in its subsidiaries for the purposes of these consolidated financial statements:

			% of Group’s interest (i)
Entity name	Country of incorporation	Principal activities	2023	2022	2021

Directly controlled
XP Investimentos S.A.	Brazil	Holding	100.00%	100.00%	100.00%
XPAC Sponsor LLC	Cayman	Special Purpose Acquisition (SPAC) Sponsor	100.00%	100.00%	100.00%
XProject LTD	Cayman	Holding	100.00%	100.00%	100.00%
XP Holding International LLC	USA	International financial holding	100.00%	100.00%	100.00%
XP Advisory US	USA	Investment advisor	100.00%	100.00%	100.00%
XP Holding UK Ltd	UK	International financial holding	100.00%	100.00%	100.00%
XP Controle 6 Participações S.A. (iv)	Brazil	Holding	100.00%	—	—
Indirectly controlled
XP Investimentos Corretora de Câmbio, Títulos e Valores Mobiliários S.A.	Brazil	Broker-dealer	100.00%	100.00%	100.00%
XP Vida e Previdência S.A. (iii)	Brazil	Retirement plans and insurance	100.00%	100.00%	100.00%
Banco XP S.A.	Brazil	Multipurpose bank	100.00%	100.00%	100.00%
XP Controle 3 Participações S.A.	Brazil	Financial Holding	100.00%	100.00%	100.00%
XPE Infomoney Educação Assessoria Empresarial e Participações Ltda.	Brazil	Digital content services	100.00%	100.00%	100.00%
Tecfinance Informática e Projetos de Sistemas Ltda.	Brazil	Rendering of IT services	99.70%	99.73%	99.73%
XP Corretora de Seguros Ltda.	Brazil	Insurance broker	99.99%	99.99%	99.99%
XP Gestão de Recursos Ltda.	Brazil	Asset management	95.50%	95.60%	94.90%
XP Finanças Assessoria Financeira Ltda.	Brazil	Investment consulting service	99.99%	99.99%	99.99%
Infostocks Informações e Sistemas Ltda.	Brazil	Mediation of information systems	100.00%	99.99%	99.99%
XP Advisory Gestão Recursos Ltda.	Brazil	Asset management	99.53%	99.55%	99.54%
XP Vista Asset Management Ltda.	Brazil	Asset management	99.99%	99.99%	99.50%
XP Controle 4 Participações S.A.	Brazil	Insurance holding	100.00%	100.00%	100.00%
XP Investments UK LLP	UK	Inter-dealer broker and Organized Trading Facility (OTF)	100.00%	100.00%	100.00%
XP Holding UK Ltd	UK	International financial holding	100.00%	100.00%	100.00%
XP Investments US, LLC	USA	Broker-dealer	100.00%	100.00%	100.00%
XP PE Gestão de Recursos Ltda.	Brazil	Asset management	98.10%	98.70%	98.70%
Antecipa S.A.	Brazil	Receivables financing market	100.00%	100.00%	100.00%
XP Allocation Asset Management Ltda.	Brazil	Asset management	99.97%	99.99%	99.99%
XP Eventos Ltda.	Brazil	Media and events	100.00%	100.00%	99.90%
DM10 Corretora de Seguros Ltda.	Brazil	Insurance broker	100.00%	100.00%	100.00%
XP Comercializadora de Energia Ltda.	Brazil	Energy trading	100.00%	100.00%	100.00%
XPAC Acquisition Corp. (vi)	Cayman	Special Purpose Acquisition (SPAC)	—	20.00%	20.00%
XP Distribuidora de Títulos e Valores Mobiliários	Brazil	Securities dealer	100.00%	100.00%	100.00%
Instituto de Gestão e Tecnologia da Informação Ltda.	Brazil	Educational content services	100.00%	100.00%	100.00%
Xtage Intermediação S.A.	Brazil	Digital assets	100.00%	100.00%	100.00%
XP Administradora de Benefícios Ltda.	Brazil	Individual health plan intermediation	100.00%	100.00%	—
BTR Administração e Corretagem de Seguros S.A. (ii)	Brazil	Retirement plans and insurance	100.00%	100.00%	—
XP Representação Seguros Ltda. (iv)	Brazil	Insurance broker	100.00%	—	—
Banco Modal S.A. (ii)	Brazil	Multipurpose bank	100.00%	—	—
Modal Assessoria Financeira Ltda. (ii)	Brazil	Investment consulting services	100.00%	—	—

Notes to Consolidated Financial Statements	F-30	FORM 20-F

«Table of Contents | « Index to Financial Statements

XP Inc. and its subsidiaries Notes to consolidated financial statements December 31, 2023, 2022 and 2021 (In thousands of Brazilian Reais, unless otherwise stated)

			% of Group’s interest (i)
Entity name	Country of incorporation	Principal activities	2023	2022	2021

Modal Distribuidora de Títulos e Valores Mobiliários Ltda. (ii)	Brazil	Securities dealer	100.00%	—	—
Modalmais Treinamento e Desenvolvimento Ltda. (ii)	Brazil	Professional training services	100.00%	—	—
Modal Corretora de Seguros Ltda. (ii)	Brazil	Insurance broker	100.00%	—	—
Eleven Serviços de Consultoria e Análise S.A. (ii)	Brazil	Investment consulting services	100.00%	—	—
Banking and Trading Desenvolvimento de Sistemas Ltda. (“Carteira Global”) (ii)	Brazil	Softwares development services	100.00%	—	—
Refinaria de Dados – Análise de Dados Ltda. (ii)	Brazil	Digital content services	100.00%	—	—
Hum Bilhão Educação Financeira Ltda. (ii)	Brazil	Digital content services	100.00%	—	—
Vaivoa Educação Financeira Ltda. (ii)	Brazil	Digital content services	100.00%	—	—
Modal As a Service S.A. (ii)	Brazil	Financial services	100.00%	—	—
Galapos Consultoria e Participações Ltda. (ii)	Brazil	Consulting services	100.00%	—	—
W2D Tecnologia e Soluções Ltda. (ii)	Brazil	Rendering of IT services	100.00%	—	—
XP Controle 5 Participações Ltda.	Brazil	Holding	100.00%	96.00%	92.00%
XP Sports Asset Management Ltda. (ii)	Brazil	Asset management	100.00%	—	—
Carteira Online Controle de Investimentos Ltda. – ME (v)	Brazil	Investment consolidation platform	—	100.00%	99.99%
Track Índices Consultoria Ltda.	Brazil	Index provider	—	—	100.00%
Habitat Capital Partners (v)	Brazil	Asset management	—	99.99%	—
Consolidated investments funds
Aetos Energia Fundo de Investimento em Direitos Creditórios	Brazil	Investment fund	100.00%	—	—
Consignado Público XP Fundo de Investimento em Direitos Creditórios	Brazil	Investment fund	100.00%	—	—
Falx Fundo de Investimento Multimercado Crédito Privado Investimento no Exterior	Brazil	Investment fund	100.00%	100.00%	100.00%
Gladius Fundo de Investimento Multimercado Investimento no Exterior	Brazil	Investment fund	100.00%	100.00%	100.00%
Scorpio Debentures Incentivadas Fundo de Investimento Multimercado Crédito Privado	Brazil	Investment fund	100.00%	100.00%	100.00%
SMF Fundo de Investimento Multimercado Crédito Privado	Brazil	Investment fund	100.00%	—	—
Javelin Fundo de Investimento Multimercado Crédito Privado Investimento no Exterior	Brazil	Investment fund	100.00%	100.00%	100.00%
Frade Fundo de Investimento em Cotas de Fundos de Investimento em Direitos Creditórios NP	Brazil	Investment fund	100.00%	100.00%	100.00%
Frade III Fundo de Investimento em Cotas de Fundo de Investimento Multimercado Crédito Privado	Brazil	Investment fund	100.00%	100.00%	100.00%
Coliseu Fundo de Investimento Multimercado Crédito Privado Investimento no Exterior	Brazil	Investment fund	100.00%	100.00%	100.00%
NIMROD Fundo de Investimento Multimercado Crédito Privado Investimento no Exterior	Brazil	Investment fund	100.00%	100.00%	100.00%
XP High Yield Fund SP	Cayman	Investment fund	100.00%	100.00%	100.00%
XP International Fund SPC	Cayman	Investment fund	100.00%	100.00%	100.00%
XP Managers Fundo de Investimento em Participações Multiestratégia	Brazil	Investment fund	100.00%	100.00%	100.00%
XP Alesia Fund SP CL Shares - Brazil Internacional Fund SPC.	Cayman	Investment fund	100.00%	100.00%	100.00%
Newave Fundo de Investimento em Participações Multiestratégia (v)	Brazil	Investment fund	—	100.00%	100.00%
Endor Fundo de Investimento em Participações Multiestratégia Investimento no Exterior	Brazil	Investment fund	100.00%	100.00%	100.00%
XP Phalanx CT Fund	Cayman	Investment fund	100.00%	100.00%	—
MM Macadâmia FIM CP IE (ii)	Brazil	Investment fund	100.00%	—	—
MM Hedge Icon (ii)	Nassau	Investment fund	99.37%	—	—
Suécia I Fundo de Investimento Multimercado (ii)	Brazil	Investment fund	100.00%	—	—
Suécia II Fundo de Investimento Multimercado (ii)	Brazil	Investment fund	100.00%	—	—

(i)The percentage of participation represents the Group’s interest in total capital and voting capital of its subsidiaries.
(ii)New subsidiaries acquired in 2023 and 2022. See further details in Note 5 (ii) Business combinations, below.
(iii)Subsidiary incorporated in 2018 for operating in the retirement plans and life insurance business, which is regulated by the Superintendency of Private Insurance (SUSEP) in Brazil.

Notes to Consolidated Financial Statements	F-31	FORM 20-F

«Table of Contents | « Index to Financial Statements

XP Inc. and its subsidiaries Notes to consolidated financial statements December 31, 2023, 2022 and 2021 (In thousands of Brazilian Reais, unless otherwise stated)
(iv)New subsidiaries and investment funds incorporated in the year.
(v)Subsidiaries and investment funds closed or consolidated by other funds/companies during the year.
(vi)Subsidiaries which the Group holds or has held the operational control. The operational control refers to relevant rights the Company have over the subsidiary, that includes, among other topics, the right to nominate the directors and propose the target entity for merger.
(ii)    Business combinations and other developments
(a)    Acquisitions in 2023
(i)    Banco Modal S.A.
On January 6, 2022, XP Inc entered into a binding agreement to acquire up to 100% of Banco Modal's total shares, in a non-cash equity exchange transaction.
The transaction was approved by Administrative Council for Economic Defense (CADE) in July 2022 and by Brazilian Central Bank (BACEN) in June 2023. The closing occurred on July 1, 2023, the date on which the Group obtained control of 704,200,000 issued shares of Banco Modal S.A. Under the terms of this transaction, on the closing date, Banco Modal's former shareholders received 18,717,771 of newly issued XP Inc's BDRs at the price of R$ 112.05 per unit of BDRs, paid in consideration for the acquisition of 100% of Banco Modal's shares. This quantity of BDRs reflects the initial consideration of 19.5 million BDRs adjusted for the interest on equity amount of R$82,052, distributed by Banco Modal between the signing date of the binding agreement and the closing date of the transaction.
On the settlement date with Banco Modal's former shareholders, the transaction was recorded in accordance with Banco Modal's net assets fair value as of July 1, 2023, with an allocation of the purchase price between (i) the amount of fair value of the identifiable assets acquired and liabilities assumed and (ii) the goodwill arising at this date, corresponding to the difference between the total consideration transferred and the fair value of identifiable assets acquired and liabilities assumed. The total consideration transferred corresponds to the fair value of the 18,717,771 XP Inc BDR's at the closing date for an amount of R$ 2,097,326. The goodwill is R$ 1,232,547 and is attributable to the workforce and the high profitability of the acquired business.
The table below shows, on the closing date of the transaction, the fair value attributed to each of the identified intangible assets not recorded in the acquiree's balance sheet, as well as the fair value measurement method and their useful lives:

Identified assets at the acquisition date	Amount	Method	Expected useful life
Retail client portfolio	169,828	Multi-Period Excess Earnings	6 years, 11 months
Institutional client portfolio	51,629	Multi-Period Excess Earnings	4 years, 6 months
Core deposits	134,273	With and Without	9 years, 6 months
Trademarks	29,909	Relief-from-Royalty	5 years
Softwares	4,311	Cost Approach	5 years
Total	389,950
For the period from July 1, 2023 to December 31, 2023, Banco Modal contributed R$ 93,611 to XP Inc's net income and R$ 343,258 to XP Inc's net revenues. If the acquisition date was on the beginning of the reporting period, XP Inc's combined unaudited net income and revenue for the year ended December 31, 2023, would be R$ 3,595,461 and R$ 14,896,966, respectively.

Notes to Consolidated Financial Statements	F-32	FORM 20-F

«Table of Contents | « Index to Financial Statements

XP Inc. and its subsidiaries Notes to consolidated financial statements December 31, 2023, 2022 and 2021 (In thousands of Brazilian Reais, unless otherwise stated)
The table below shows the fair value of the net assets acquired and the preliminary allocation of the purchase price consideration (including goodwill arising on the acquisition), as well as the impacts on the Group's cash flows:

Fair value of net assets acquired	July 1, 2023

Assets
Cash and cash equivalents	770,887
Financial assets	4,295,122
Investments in associates and joint ventures	765
Property and equipment	39,532
Intangible assets	67,663
Other assets	751,682
Total assets	5,925,651

Liabilities
Financial liabilities	4,667,146
Other liabilities	783,675
Total liabilities	5,450,821
Net assets at fair value	474,829
Identified assets
Client portfolios	221,457
Core deposits	134,273
Trademarks	29,909
Software	4,311
Total identified assets	864,779

Goodwill determination

Purchase consideration transferred	2,097,326
(Less) fair value of identified assets	(864,779)
Goodwill	1,232,547

Analysis of cash flow on acquisition

Net cash acquired with the subsidiary	770,887
Issuance of shares – XP Inc (non-cash)	—
Net of cash flow on acquisition (investing activities)	770,887
(b)    Acquisitions in 2022
(ii)    Habitat
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

«Table of Contents | « Index to Financial Statements

XP Inc. and its subsidiaries Notes to consolidated financial statements December 31, 2023, 2022 and 2021 (In thousands of Brazilian Reais, unless otherwise stated)

Habitat

Assets
Cash	275
Accounts receivable	4,977
Securities	240
Property and equipment	251
Other assets	1,063
6,806
Liabilities
Tax and social security obligations	(1,424)
Other liabilities	(66)

Total identifiable net assets at fair value	5,316

Goodwill arising on acquisition	60,037
Purchase consideration transferred	65,353
The total consideration of R$65,353, which have been fully settled, was composed of: i) R$52,416 paid in cash and ii) R$12,937 as a fair value of the contingent consideration. In addition, the Company incurred in direct costs for the business combinations which were expensed as incurred.
During the year ended December 31, 2023, Habitat was merged into XP Vista Asset Management. The merger had no impact on the consolidated financial statements
(ii) BTR Benefícios e Seguros
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
(c)    Other developments
(i)    SPAC Transactions
On April 25, 2022, XPAC Acquisition Corp., a special purpose acquisition company sponsored by the Group (“XPAC”), entered into a business combination agreement with SuperBac, a Brazilian biotechnology company.
On May 2, 2023, SuperBac informed XPAC that it had decided to terminate the Business Combination Agreement, due to adverse market conditions, among other factors. Following the termination of the proposed business combination with SuperBac, the board of directors of XPAC determined that it is in the best interests of XPAC and its shareholders to accelerate the liquidation date of XPAC.
Following the announcement about the termination of the Business Combination Agreement and the intention of early liquidation, XPAC’s management was approached by professional investors interested in acquiring and taking control of XPAC. On July 10, 2023, XPAC Acquisition Corp. entered into a Purchase and Sponsor Handover Agreement. Pursuant to the agreement, XPAC Sponsor LLC transferred control of XPAC Acquisition Corp., by selling 4,400,283 Class B ordinary shares and 4,261,485 private placement warrants to acquire 4,261,485 Class A ordinary shares of XPAC held by the Sponsor, for a total purchase price of $250. As a condition to the consummation of the Sponsor Handover, new members of XPAC’s board of directors and a new management team for XPAC were appointed by the existing Board, and the existing Board members and the existing management team have resigned. Furthermore, the name of XPAC Acquisition Corp. was changed to Zalatoris II Acquisition Corp.
The Purchase and Sponsor Handover Agreement was approved by the XPAC’s shareholders at an extraordinary general meeting of shareholders on July 27, 2023, the date on which the Group ceases to control XPAC.

Notes to Consolidated Financial Statements	F-34	FORM 20-F

«Table of Contents | « Index to Financial Statements

XP Inc. and its subsidiaries Notes to consolidated financial statements December 31, 2023, 2022 and 2021 (In thousands of Brazilian Reais, unless otherwise stated)
(ii)    Minority stake acquisitions
XP Inc. entered in agreements through its subsidiary XP Controle 5 Participações Ltda. to acquire a minority stake in Monte Bravo Holding JV S.A. (“Monte Bravo”), Blue3 S.A. (“Blue3”) and Ctrl+e Participações Ltda. (“Ável”). These companies were part of XP Inc’s IFAs network.
The total fair value consideration recorded for those acquisitions during the period ended December 31, 2023, is R$ 834,743, including the goodwill in a total amount of R$ 537,671 (Note 15). During the year ended December 31, 2023, R$ 45,000 of the total consideration was paid in cash. See note 37(ii).
(iii)    Termination of XTAGE client operations
On October 18, 2023, XP Inc announced the termination of XTAGE's operations, which took place on December 15, 2023. XTAGE's operations were not considered material to the Group. After termination, XP Inc's customers can continue to have exposure to digital assets through funds (including Exchange-traded Funds, ETFs) regulated by the Brazilian securities commission (CVM).
6.    Securities purchased (sold) under resale (repurchase) agreements

a)    Securities purchased under resale agreements

	2023	2022

Collateral held	3,891,759	834,975
National Treasury Notes (NTNs) (i)	2,013,366	645,188
National Treasury Bills (LTNs) (i)	820,487	—
Financial Treasury Bills (LFTs) (i)	799,417	—
Debentures (ii)	89,234	84,065
Real Estate Receivable Certificates (CRIs) (ii)	80,565	82,633
Other	88,690	23,089

Collateral repledge	11,000,022	6,771,526
National Treasury Bills (LTNs) (i)	2,416,143	227,713
Financial Treasury Bills (LFTs) (i)	900,245	—
National Treasury Notes (NTNs) (i)	116,583	2,842,159
Debentures (ii)	4,258,213	929,346
Real Estate Receivable Certificates (CRIs) (ii)	2,436,462	2,019,639
Agribusiness Receivables Certificates (CRAs) (ii)	459,896	101,091
Agribusiness Credit Bill (LCAs) (ii)	—	171,730
Interbank Deposits Certificates (CDIs) (ii)	304,572	—
Other	107,908	479,848

Expected Credit Loss (iii)	(2,803)	(2,681)

Total	14,888,978	7,603,820

(i)    Investments in purchase and sale commitments collateral-backed by sovereign debt securities refer to transactions involving the purchase of sovereign debt securities with a commitment to sale originated mainly in the subsidiaries XP CCTVM, Banco XP and in exclusive funds.
(ii)    Refers to corporate debt assets, which are low-risk investments collateral-backed.
(iii)    The reconciliation of gross carrying amount and the expected credit loss segregated by stages are presented in the Note 14.
As of December 31, 2023, securities purchased under resale agreements were carried out at average interest rates of 11.85% p.a. (13.65% p.a. as of December 31, 2022).
As of December 31, 2023, the amount of R$ 2,760,296 (December 31, 2022 – R$646,478) from the total amount of collateral held portfolio, is being presented as cash equivalents in the statements of cash flows.

Notes to Consolidated Financial Statements	F-35	FORM 20-F

«Table of Contents | « Index to Financial Statements

XP Inc. and its subsidiaries Notes to consolidated financial statements December 31, 2023, 2022 and 2021 (In thousands of Brazilian Reais, unless otherwise stated)
b)    Securities sold under repurchase agreements

	2023	2022

National Treasury Bills (LTNs)	3,274,568	8,569,145
National Treasury Notes (NTNs)	8,456,861	12,347,218
Financial Treasury Bills (LFTs)	1,867,365	533,509
Debentures	8,776,735	1,831,846
Real Estate Receivable Certificates (CRIs)	9,201,853	6,471,410
Financial credit bills (LFs)	954,447	1,111,890
Agribusiness Receivables Certificates (CRAs)	808,682	925,073
Total	33,340,511	31,790,091
As of December 31, 2023, securities sold under repurchase agreements were agreed with average interest rates of 10.91% p.a. (December 31, 2022 – 13.65% p.a.).
7.    Securities

a)    Securities classified at fair value through profit and loss are presented in the following table:

	2023				2022
	Gross carrying amount	Fair value	Group portfolio	Retirement plan assets (i)	Gross carrying amount	Fair value	Group portfolio	Retirement plan assets (i)

Financial assets
At fair value through profit or loss
Available portfolio	102,381,532	103,282,212	46,930,511	56,351,701	86,273,732	86,336,920	40,648,295	45,688,625
Brazilian onshore sovereign bonds	29,587,276	30,172,040	28,000,854	2,171,186	25,262,407	25,127,998	22,799,302	2,328,696
Investment funds	55,922,364	55,922,364	3,022,360	52,900,004	42,274,069	42,274,069	2,389,131	39,884,938
Stocks issued by public-held company	3,981,237	3,981,237	3,642,365	338,872	5,494,957	5,494,957	5,155,761	339,196
Debentures	4,642,827	4,575,326	4,133,285	442,041	5,013,524	4,990,882	2,768,843	2,222,039
Structured notes	90,876	113,816	113,816	—	243,790	285,560	285,560	—
Bank deposit certificates (ii)	756,066	765,741	663,985	101,756	525,778	541,294	523,859	17,435
Agribusiness receivables certificates	1,132,479	1,200,254	1,183,214	17,040	1,998,287	1,984,686	1,964,977	19,709
Real estate receivable certificates	1,843,651	1,924,269	1,921,927	2,342	1,799,625	1,803,111	1,800,671	2,440
Financial credit bills	435,425	469,943	153,994	315,949	663,589	738,028	16,981	721,047
Real estate credit bill	29,126	29,157	29,157	—	2,299,236	2,302,124	2,302,124	—
Agribusiness credit bills	101,796	103,541	103,541	—	254,300	256,129	256,129	—
Commercial notes	803,256	892,569	886,149	6,420	64,568	65,837	10,517	55,320
Others (iv)	3,055,153	3,131,955	3,075,864	56,091	379,602	472,245	374,440	97,805
Investments held in trust accounts	—	—	—	—	1,176,084	1,176,084	1,176,084	—
US government bonds (iii)	—	—	—	—	1,176,084	1,176,084	1,176,084	—
Total	102,381,532	103,282,212	46,930,511	56,351,701	87,449,816	87,513,004	41,824,379	45,688,625

(i)Those financial products represent investment contracts that have the legal form of retirement plans, which do not transfer substantial insurance risk to the Group. Therefore, contributions received from participants are accounted for as liabilities and an asset of the participant in the linked Specially Constituted Investment Fund (“FIE”). Besides assets which are presented segregated above, as retirement plan assets, the Group has proprietary assets to guarantee the solvency of our insurance and pension plan operations, under the terms of CNSP Resolution No. 432/2021, presented as Group portfolio, within the investment funds line. As of December 31, 2023, those assets represent R$ 202,678 (December 31, 2022 - R$183,732).
(ii)Bank deposit certificates include R$67,985 (December 31, 2022 – R$252,877) presented as cash equivalents in the statements of cash flows.
(iii)Related to investments received through IPO transactions derived by XPAC Acquisition Corp. These funds are restricted for use and may only be used for purposes of completing an initial business combination or redemption of public shares as set forth in XPAC Acquisition Corp. trust agreement. See note 5(ii)(c)(i).
(iv)Mainly related to bonds issued and traded overseas and other securities.

Notes to Consolidated Financial Statements	F-36	FORM 20-F

«Table of Contents | « Index to Financial Statements

XP Inc. and its subsidiaries Notes to consolidated financial statements December 31, 2023, 2022 and 2021 (In thousands of Brazilian Reais, unless otherwise stated)
b)    Securities at fair value through other comprehensive income are presented in the following table:

	2023		2022
	Gross carrying amount	Fair value	Gross carrying amount	Fair value

Financial assets
At fair value through other comprehensive income
Brazilian onshore sovereign bonds	41,023,844	41,343,987	33,532,740	32,931,403
Brazilian offshore sovereign bonds	—	—	1,379,129	1,321,258
Foreign sovereign bonds	2,669,993	2,718,963	—	—
Corporate bonds	—	—	238,730	226,007
Total	43,693,837	44,062,950	35,150,599	34,478,668
c)    Securities evaluated at amortized cost are presented in the following table:

	2023		2022
	Gross carrying amount	Book value	Gross carrying amount	Book value

Financial assets
At amortized cost (i)
Brazilian onshore sovereign bonds	3,773,404	3,772,534	5,835,971	5,834,628
Foreign sovereign bonds	—	—	1,743,688	1,742,311
Rural product note	616,083	615,576	507,131	506,927
Commercial notes	2,472,006	2,467,311	1,188,237	1,188,237
Total	6,861,493	6,855,421	9,275,027	9,272,103

(i)Includes expected credit loss in the amount of R$ 6,072 (December 31, 2022 – R$2,924). The reconciliation of gross carrying amount and the expected credit losses segregated by stages are presented in the Note 14.
d)    Securities on the financial liabilities classified at fair value through profit or loss are presented in the following table:

	2023		2022
	Gross carrying amount	Fair value	Gross carrying amount	Fair value

Financial liabilities
At fair value through profit or loss
Securities loaned	19,949,021	19,949,021	13,048,246	13,048,246
e)    Debentures designated at fair value through profit or loss are presented in the following table:
On May 6, 2021, XP Investimentos, issued non-convertible Debentures, in the aggregate amount of R$500,018, with the objective of funding the Group’s working capital for the construction of “Vila XP” at São Roque, State of São Paulo and designated this instrument as fair value through profit or loss in order to align it with the Group’s risk management and investment strategy. The principal amount is due on April 10, 2036. The accrued interest is payable every month from the issuance date and is calculated based on the IPCA (Brazilian inflation index) plus 5% p.a.

	2023		2022
	Gross carrying amount	Fair value	Gross carrying amount	Fair value

Financial liabilities
At fair value through profit or loss
Debentures	594,332	474,053	567,838	481,019
Unrealized gains/(losses) due to own credit risk for liabilities for which the fair value option has been elected are recorded in other comprehensive income. Gain/(losses) due to own credit risk were not material for the period ended December 31, 2023.

Notes to Consolidated Financial Statements	F-37	FORM 20-F

«Table of Contents | « Index to Financial Statements

XP Inc. and its subsidiaries Notes to consolidated financial statements December 31, 2023, 2022 and 2021 (In thousands of Brazilian Reais, unless otherwise stated)
Determination of own credit risk for items for which the fair value option was elected
The debenture’s own credit risk is calculated as the difference between its yield and its benchmark rate for similar Brazilian federal securities.
e.1)    Difference between aggregate fair value and aggregate remaining contractual principal balance outstanding
The following table reflects the difference between the aggregate fair value and the aggregate remaining contractual principal balance outstanding as of December 31, 2023 for instruments for which the fair value option has been elected.

	2023
	Contractual principal outstanding	Fair value	Fair value/(under) contractual principal outstanding

Long-term debt
Debentures	594,332	474,053	(120,279)
f)    Securities classified by maturity:

	Assets		Liabilities
	2023	2022	2023	2022

Financial assets
At fair value through PL and at OCI
Current	74,520,326	73,569,049	19,949,021	13,048,246
Non-stated maturity	47,996,237	49,001,359	19,949,021	13,048,246
Up to 3 months	18,207,233	18,739,708	—	—
From 4 to 12 months	8,316,856	5,827,982	—	—

Non-current	72,824,836	48,422,623	474,053	481,019
After one year	72,824,836	48,422,623	474,053	481,019

Evaluated at amortized cost
Current	4,560,263	7,952,328	—	—
Up to 3 months	2,015,126	3,327,313	—	—
From 4 to 12 months	2,545,137	4,625,015	—	—

Non-current	2,295,158	1,319,775	—	—
After one year	2,295,158	1,319,775	—	—

Total	154,200,583	131,263,775	20,423,074	13,529,265
The reconciliation of expected loss to financial assets at amortized cost segregated by stage is demonstrated in Note 14.
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

«Table of Contents | « Index to Financial Statements

XP Inc. and its subsidiaries Notes to consolidated financial statements December 31, 2023, 2022 and 2021 (In thousands of Brazilian Reais, unless otherwise stated)
•    Futures – Foreign exchange rates, prices of shares and commodities are commitments to buy or sell a financial instrument at a future date, at a contracted price or yield and may be settled in cash or through delivery. Daily cash settlements of price movements are made for all instruments.
•    Options - option contracts give the purchaser the right to buy or sell the instrument at a fixed price negotiated at a future date. Those who acquire the right must pay a premium to the seller of the right. This premium is not the price of the instrument, but only an amount paid to have the option (possibility) to buy or sell the instrument at a future date for a previously agreed price.
Positions with derivative financial instruments as of December 31, 2023 and 2022 are shown below:

	2023
	Notional	Fair Value	%	Up to 3 months	From 4 to 12 months	Above 12 months

Assets
Options	3,053,641,595	15,982,949	85	6,240,115	6,455,786	3,287,048
Swap contracts	392,133,687	3,883,112	11	381,744	531,023	2,970,345
Forward contracts	125,343,466	2,889,964	3	2,508,142	250,756	131,066
Future contracts	8,005,705	977,441	1	833,172	104,758	39,511
Total	3,579,124,453	23,733,466	100	9,963,173	7,342,323	6,427,970

Liabilities
Options	2,308,283,883	17,970,099	74	5,996,813	5,601,569	6,371,717
Swap contracts	403,391,373	3,448,067	13	56,590	842,922	2,548,555
Forward contracts	82,074,317	2,705,166	3	2,216,996	250,030	238,140
Future contracts	311,303,078	662,084	10	29,918	79,459	552,707
Total	3,105,052,651	24,785,416	100	8,300,317	6,773,980	9,711,119

	2022
	Notional	Fair Value	%	Up to 3 months	From 4 to 12 months	Above 12 months

Assets
Options	1,253,758,408	5,542,340	94	1,209,290	1,931,618	2,401,432
Swap contracts	32,705,136	2,828,613	2	62,729	350,012	2,415,872
Forward contracts	16,058,162	549,953	1	352,796	132,119	65,038
Future contracts	34,679,065	296,249	3	73,621	222,628	—
Total	1,337,200,771	9,217,155	100	1,698,436	2,636,377	4,882,342

Liabilities
Options	852,098,826	7,086,946	84	1,387,988	1,781,457	3,917,501
Swap contracts	13,755,838	839,421	1	44,526	261,669	533,226
Forward contracts	13,548,954	511,167	1	150,119	224,932	136,116
Future contracts	140,039,765	161,574	14	53,421	72,349	35,804
Others (i)	84,184	6,301	—	6,301	—	—
Total	1,019,527,567	8,605,409	100	1,642,355	2,340,407	4,622,647

(i)Related to Public Warrants liabilities issued by XPAC Acquisition Corp.

Notes to Consolidated Financial Statements	F-39	FORM 20-F

«Table of Contents | « Index to Financial Statements

XP Inc. and its subsidiaries Notes to consolidated financial statements December 31, 2023, 2022 and 2021 (In thousands of Brazilian Reais, unless otherwise stated)
Derivatives financial instruments by index:

	2023		2022
	Notional	Fair value	Notional	Fair value

Swap Contracts
Asset Position
Interest	367,589,959	1,863,359	20,616,960	739,698
Foreign exchange	6,446,652	611,709	1,647,089	15,906
Share	17,870,871	1,363,195	10,302,018	2,054,430
Commodities	226,205	44,849	139,069	18,579
Liability Position
Interest	403,391,373	(3,448,067)	13,106,906	(630,539)
Foreign exchange	—	—	648,932	(208,882)
Forward Contracts
Asset Position
Foreign exchange	100,765,753	341,835	15,516,883	213,311
Share	—	—	305,614	306,516
Interest	24,577,713	2,548,129	233,977	30,126
Commodities	—	—	1,688	—
Liability Position
Foreign exchange	60,387,358	(759,693)	13,548,954	(511,167)
Interest	21,686,959	(1,945,473)	—	—
Future Contracts
Purchase commitments
Foreign exchange	387,663	908	6,041,572	1,182
Interest	4,887,109	972,355	26,020,396	291,057
Share	3,520	—	180,720	—
Commodities	2,727,413	4,178	2,436,377	4,010
Commitments to sell
Interest	35,365,170	(560,676)	111,237,614	(111,009)
Foreign exchange	43,572	(131)	25,134,918	(20,290)
Share	274,874,389	(99,779)	3,006,462	(23,268)
Commodities	1,019,947	(1,498)	660,771	(7,007)
Options
Purchase commitments
Foreign exchange	14,346,184	520	237,680,984	1,352,521
Share	18,780,035	385,921	462,926,358	2,394,104
Interest	3,019,606,208	15,593,786	544,855,750	1,681,487
Commodities	909,168	2,722	8,295,316	114,228
Commitments to sell
Foreign exchange	9,308,549	(123,346)	234,719,499	(1,504,068)
Share	20,296,428	(4,026,023)	26,017,420	(4,245,924)
Interest	2,278,678,906	(13,820,730)	590,924,462	(1,223,999)
Commodities	—	—	437,445	(112,956)
Others
Liability Position
Share	—	—	84,184	(6,301)
Assets		23,733,466		9,217,155
Liabilities		(24,785,416)		(8,605,409)
Net		(1,051,950)		611,746

Notes to Consolidated Financial Statements	F-40	FORM 20-F

«Table of Contents | « Index to Financial Statements

XP Inc. and its subsidiaries Notes to consolidated financial statements December 31, 2023, 2022 and 2021 (In thousands of Brazilian Reais, unless otherwise stated)
9.    Hedge accounting

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
a)    Hedge of net investment in foreign operations
The objective of the Group was to hedge the risk generated by the US$ variation from investments in our subsidiaries in the United States, XP Holding International and XP Advisors Inc.
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

	Hedged item			Hedge instrument
	Book Value		Variation in value recognized in Other comprehensive income	Notional value	Variation in the amounts used to calculate hedge ineffectiveness
	Assets	Liabilities
Strategies	2023

Foreign exchange risk
Hedge of net investment in foreign operations	450,853	—	(34,603)	446,442	41,235
Total	450,853	—	(34,603)	446,442	41,235

	2022

Foreign exchange risk
Hedge of net investment in foreign operations	395,594	—	(17,281)	414,043	18,480
Total	395,594	—	(17,281)	414,043	18,480

	2021

Foreign exchange risk
Hedge of net investment in foreign operations	310,069	—	19,474	440,022	(18,758)
Total	310,069	—	19,474	440,022	(18,758)
b)    Fair value hedge
The Group’s fair value strategy consists of hedging the exposure to variation in fair value on the receipt, payment of interests and exchange variation on assets and liabilities.

Notes to Consolidated Financial Statements	F-41	FORM 20-F

«Table of Contents | « Index to Financial Statements

XP Inc. and its subsidiaries Notes to consolidated financial statements December 31, 2023, 2022 and 2021 (In thousands of Brazilian Reais, unless otherwise stated)
The group applies fair value hedges as follows:
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
•Hedging the exposure of fixed-income securities carried out through sovereign and corporate bonds issued in local or foreign currencies, mainly US Dollars. The market risk hedge strategy involves avoiding temporary fluctuations in the income statement arising from changes in the interest rate market. Once this risk is offset, the Group seeks to index the portfolio to the CDI, through the use of derivatives.
The effects of hedge accounting on the financial position and performance of the Group are presented below:

	Hedged item			Hedge instrument
	Book Value		Variation in value recognized in income	Notional value	Variation in the amounts used to calculate hedge ineffectiveness

	Assets	Liabilities
Strategies	2023

Interest rate and foreign exchange risk
Structured notes	—	16,593,439	(816,142)	16,702,984	849,160
Issued bonds	—	3,542,258	131,181	3,379,798	(189,189)
Total	—	20,135,697	(684,961)	20,082,782	659,971

	Hedged item			Hedge instrument
	Book Value		Variation in value recognized in income	Notional value	Variation in the amounts used to calculate hedge ineffectiveness
	Assets	Liabilities
Strategies	2022

Interest rate and foreign exchange risk
Structured notes	—	10,648,559	726,798	10,663,672	(734,656)
Issued bonds	—	3,889,699	323,881	3,646,613	(362,994)
Fixed income bonds	3,589,909	—	(163,541)	3,577,084	165,164
Total	3,589,909	14,538,258	887,138	17,887,369	(932,486)
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

«Table of Contents | « Index to Financial Statements

XP Inc. and its subsidiaries Notes to consolidated financial statements December 31, 2023, 2022 and 2021 (In thousands of Brazilian Reais, unless otherwise stated)
The effects of hedge accounting on the financial position and performance of the Group are presented below:

	Hedged item			Hedge instrument
	Book Value		Variation in value recognized in Other comprehensive income	Notional value	Variation in the amounts used to calculate hedge ineffectiveness
	Assets	Liabilities
Strategies	2023

Market price risk
Long term incentive plan taxes	—	414,315	(59,517)	438,765	70,906
Total	—	414,315	(59,517)	438,765	70,906

	Hedged item			Hedge instrument
	Book Value		Variation in value recognized in Other comprehensive income	Notional value	Variation in the amounts used to calculate hedge ineffectiveness
	Assets	Liabilities
Strategies	2022

Market price risk
Long term incentive plan taxes	—	262,756	346,900	261,818	(348,248)
Total	—	262,756	346,900	261,818	(348,248)

Notes to Consolidated Financial Statements	F-43	FORM 20-F

«Table of Contents | « Index to Financial Statements

XP Inc. and its subsidiaries Notes to consolidated financial statements December 31, 2023, 2022 and 2021 (In thousands of Brazilian Reais, unless otherwise stated)
The table below presents, for each risk factor and hedging instruments categories, the nominal value and the adjustments to the fair value of the hedging instruments and the book value of the hedged object:

	2023
	Notional amount	Book value		Variation in fair value used to calculate hedge ineffectiveness	Hedge ineffectiveness recognized in income
Hedge Instruments		Assets	Liabilities

Interest rate risk
Futures	19,859,217	—	19,896,226	675,035	(19,807)
Foreign exchange risk
Futures	670,007	450,853	239,472	26,171	1,449
Market price risk
Swaps	438,765	—	414,315	70,906	11,389

	2022
	Notional amount	Book value (i)		Variation in fair value used to calculate hedge ineffectiveness	Hedge ineffectiveness recognized in income
Hedge Instruments		Assets	Liabilities

Interest rate risk
Futures	17,604,185	3,589,909	14,218,543	(890,103)	(41,295)
Foreign exchange risk
Futures	697,227	395,594	319,715	(23,903)	(2,825)
Market price risk
Swaps	261,818	—	262,756	(348,248)	(1,348)
The table below presents, for each strategy, the notional amount and the fair value adjustments of hedging instruments and the book value of the hedged item:

	December 31, 2023			December 31, 2022			December 31, 2021
	Hedge instruments		Hedge item	Hedge instruments		Hedge item	Hedge instruments		Hedge item
Strategies	Notional amount	Fair value adjustments	Book value	Notional amount	Fair value adjustments	Book value	Notional amount	Fair value adjustments	Book value

Hedge of fair value	20,082,782	659,971	(684,961)	17,887,369	(932,486)	887,138	9,297,999	(495,191)	506,190
Hedge of net investment in foreign operations	446,442	41,235	(34,603)	414,043	18,480	(17,252)	440,022	(18,758)	19,474
Hedge of cash flow	438,765	70,906	(59,517)	261,818	(348,248)	346,900	—	—	—
Total	20,967,989	772,112	(779,081)	18,563,230	(1,262,254)	1,216,786	9,738,021	(513,949)	525,664

Notes to Consolidated Financial Statements	F-44	FORM 20-F

«Table of Contents | « Index to Financial Statements

XP Inc. and its subsidiaries Notes to consolidated financial statements December 31, 2023, 2022 and 2021 (In thousands of Brazilian Reais, unless otherwise stated)
The table below shows the breakdown notional value by maturity of the hedging strategies:

	2023
	0-1 year	1-2 years	2-3 years	3-4 years	4-5 years	5-10 years	Total

Hedge of fair value	696,906	1,653,677	6,001,602	6,920,470	2,888,836	1,921,291	20,082,782
Hedge of net investment in foreign operations	400,918	45,524	—	—	—	—	446,442
Hedge of cash flow	438,765	—	—	—	—	—	438,765
Total	1,536,589	1,699,201	6,001,602	6,920,470	2,888,836	1,921,291	20,967,989

	2022
	0-1 year	1-2 years	2-3 years	3-4 years	4-5 years	5-10 years	Total
Hedge of fair value	229,368	707,421	2,773,333	5,913,477	5,930,291	2,333,479	17,887,369
Hedge of net investment in foreign operations	381,958	—	32,085	—	—	—	414,043
Hedge of cash flow	261,818	—	—	—	—	—	261,818
Total	873,144	707,421	2,805,418	5,913,477	5,930,291	2,333,479	18,563,230

	2021
	0-1 year	1-2 years	2-3 years	3-4 years	4-5 years	5-10 years	Total
Hedge of fair value	136,636	276,219	478,745	972,199	4,510,125	2,924,075	9,297,999
Hedge of net investment in foreign operations	384,217	—	—	55,805	—	—	440,022
Total	520,853	276,219	478,745	1,028,004	4,510,125	2,924,075	9,738,021
10.    Loan operations

Following are the breakdown of the carrying amount of loan operations by class, sector of debtor, maturity and concentration:

Loans by type	2023	2022

Pledged asset loan	24,845,243	20,198,764
Retail	12,366,330	10,932,086
Companies	7,054,507	5,311,675
Credit card	5,424,406	3,955,003

Non-pledged loan	4,036,646	2,061,774
Retail	764,712	309,468
Companies	959,898	546,678
Credit card	2,312,036	1,205,628
Total loans operations	28,881,889	22,260,538
Expected Credit Loss (Note 14)	(329,954)	(49,377)
Total loans operations, net of Expected Loss	28,551,935	22,211,161

Notes to Consolidated Financial Statements	F-45	FORM 20-F

«Table of Contents | « Index to Financial Statements

XP Inc. and its subsidiaries Notes to consolidated financial statements December 31, 2023, 2022 and 2021 (In thousands of Brazilian Reais, unless otherwise stated)

By maturity	2023	2022

Overdue by 1 day or more	329,707	—
Due in 3 months or less	6,739,145	2,496,982
Due after 3 months through 12 months	5,056,321	7,211,321
Due after 12 months	16,756,716	12,552,235
Total Loans operations	28,881,889	22,260,538

By concentration	2023	2022

Largest debtor	855,607	814,284
10 largest debtors	2,921,734	2,458,714
20 largest debtors	4,058,250	3,241,494
50 largest debtors	5,579,073	4,484,877
100 largest debtors	6,949,906	5,615,708
XP Inc offers loan products through Banco XP to its customers. The majority of the loan products offered are collateralized by customers’ investments on XP platform and credit products strictly related to investments in structured notes, in which the borrower is able to operate leveraged, retaining the structured note itself as guarantee for the loan.
The reconciliation of gross carrying amount and the expected credit losses in loan operations, segregated by stage according with IFRS 9 is demonstrated in Note 14.
11.    Accounts receivable

	2023	2022

Customers (a)	579,498	522,117
Dividends and interest receivable on equity capital - Funds	31,779	82,545
Other (b)	133,820	28,011
(-) Expected credit losses on accounts receivable (Note 14(b))	(63,907)	(34,786)
Total	681,190	597,887

(a)Refers to receivables from management fees arising from the distribution of funds and amounts receivable related to service provision, which have an average term of 30 days. There is no concentration on the balances receivable as of December 31, 2023 and 2022.
(b)Mainly related to accounts receivable from B3.
The reconciliation of gross carrying amount and the expected credit loss in accounts receivable, segregated by stage, according with IFRS 9, is included in Note 14.
12.    Recoverable taxes

	2023	2022

Prepayments of income taxes (IRPJ and CSLL)	192,570	142,708
Contributions over revenue (PIS and COFINS)	45,688	19,453
Taxes on services (ISS)	1,859	1,087
Others	5,097	—
Total	245,214	163,248

Current	245,214	163,248
Non-current	—	—

Notes to Consolidated Financial Statements	F-46	FORM 20-F

«Table of Contents | « Index to Financial Statements

XP Inc. and its subsidiaries Notes to consolidated financial statements December 31, 2023, 2022 and 2021 (In thousands of Brazilian Reais, unless otherwise stated)
13.    Prepaid expenses

	2023	2022

Commissions and premiums paid in advance (a)(b)	4,081,456	3,863,986
Marketing expenses	10,687	16,893
Services paid in advance	42,331	48,775
Other expenses paid in advance	283,789	310,453
Total	4,418,263	4,240,107

Current	826,107	789,609
Non-current	3,592,156	3,450,498

(a)Mostly comprised by long term investment programs implemented by XP CCTVM through its network of IFAs. These commissions and premiums paid are recognized at the signing date of each contract and are amortized in the Group’s income statement, linearly, according to the investment term period.
(b)Include balances with related parties, in connection with the transactions disclosed on Note 5(ii)(c)(ii).
14.    Expected Credit Losses on Financial Assets and Reconciliation of carrying amount

a)    Reconciliation of carrying amount of Financial Assets
It is presented below the reconciliation of gross carrying amount of financial assets through other comprehensive income and financial assets measured at amortized cost – that have their ECLs (Expected Credit Losses) measured using the three-stage model and the low credit risk simplification.

Stage 1	Balance at December 31, 2022	Acquisition / (Settlements)	Business Combination	Transfer to stage 2	Transfer to stage 3	Transfer from stage 2	Transfer from stage 3	Write-Off	Closing balance December 31, 2023

Financial assets at fair value through other comprehensive income
Securities	35,150,599	8,543,238		—	—	—	—		43,693,837
Financial assets amortized cost
Securities	9,275,027	(2,413,534)		—	—	—	—		6,861,493
Securities purchased under agreements to resell	7,606,501	7,285,280		—	—	—	—		14,891,781
Loans and credit card operations	21,168,048	5,678,561	1,082,998	(1,800,466)	(193,066)	518,241	27	(6,975)	26,447,368
Total on-balance exposures	73,200,175	19,093,545	1,082,998	(1,800,466)	(193,066)	518,241	27	(6,975)	91,894,479
Off-balance exposures (credit card limits)	4,759,298	3,670,075	201,949	(495,087)	(5,526)	193,171	17	—	8,323,897
Total exposures	77,959,473	22,763,620	1,284,947	(2,295,553)	(198,592)	711,412	44	(6,975)	100,218,376

Stage 2	Balance at December 31, 2022	Acquisition / (Settlements)	Business Combination	Transfer to stage 1	Transfer to stage 3	Transfer from stage 1	Transfer from stage 3	Write-Off	Closing balance December 31, 2023

Financial assets amortized cost
Loans and credit card operations	1,073,170	(111,875)	2,734	(518,241)	(33,238)	1,800,466	117	(10,202)	2,202,931
Total on-balance exposures	1,073,170	(111,875)	2,734	(518,241)	(33,238)	1,800,466	117	(10,202)	2,202,931
Off-balance exposures (credit card limits)	255,539	25,490	308	(193,171)	(8)	495,087	25	—	583,270
Total exposures	1,328,709	(86,385)	3,042	(711,412)	(33,246)	2,295,553	142	(10,202)	2,786,201

Notes to Consolidated Financial Statements	F-47	FORM 20-F

«Table of Contents | « Index to Financial Statements

XP Inc. and its subsidiaries Notes to consolidated financial statements December 31, 2023, 2022 and 2021 (In thousands of Brazilian Reais, unless otherwise stated)

Stage 3	Balance at December 31, 2022	Acquisition / (Settlements)	Business Combination	Transfer to stage 1	Transfer to stage 2	Transfer from stage 1	Transfer from stage 2	Write-Off	Closing balance December 31, 2023

Financial assets amortized cost
Loans and credit card operations	19,319	(11,003)	18,004	(27)	(117)	193,066	33,238	(20,890)	231,590
Total on-balance exposures	19,319	(11,003)	18,004	(27)	(117)	193,066	33,238	(20,890)	231,590
Off-balance exposures (credit card limits)	—	(31)	79	(17)	(25)	5,526	8	—	5,540
Total exposures	19,319	(11,034)	18,083	(44)	(142)	198,592	33,246	(20,890)	237,130

Consolidated Stages	Balance at December 31, 2022	Purchases / (Settlements)	Business Combination	Write-Off	Closing balance December 31, 2023

Financial assets at fair value through other comprehensive income
Securities	35,150,599	8,543,238	—	—	43,693,837
Financial assets amortized cost
Securities	9,275,027	(2,413,534)	—	—	6,861,493
Securities purchased under agreements to resell	7,606,501	7,285,280	—	—	14,891,781
Loans and credit card operations	22,260,537	5,555,684	1,103,736	(38,068)	28,881,889
Total on-balance exposures	74,292,664	18,970,668	1,103,736	(38,068)	94,329,000
Off-balance exposures (credit card limits)	5,014,837	3,695,534	202,336	—	8,912,707
Total exposures	79,307,501	22,666,202	1,306,072	(38,068)	103,241,707

Stage 1	Balance at December 31, 2021	Acquisition / (Settlements)	Transfer to stage 2	Transfer to stage 3	Transfer from stage 2	Transfer from stage 3	Closing balance December 31, 2022

Financial assets at fair value through other comprehensive income
Securities	32,339,904	2,810,695	—	—	—	—	35,150,599
Financial assets amortized cost
Securities	2,241,304	7,033,723	—	—	—	—	9,275,027
Securities purchased under agreements to resell	8,897,100	(1,290,599)	—	—	—	—	7,606,501
Loans and credit card operations	12,153,549	9,522,224	(945,055)	(12,373)	449,698	5	21,168,048
Total on-balance exposures	55,631,857	18,076,043	(945,055)	(12,373)	449,698	5	73,200,175
Off-balance exposures (credit card limits)	1,307,986	3,639,893	(241,705)	—	53,124	—	4,759,298
Total exposures	56,939,843	21,715,936	(1,186,760)	(12,373)	502,822	5	77,959,473

Stage 2	Balance at December 31, 2021	Acquisition / (Settlements)	Transfer to stage 1	Transfer to stage 3	Transfer from stage 1	Transfer from stage 3	Closing balance December 31, 2022

Financial assets amortized cost
Loans and credit card operations	686,994	(102,544)	(449,698)	(6,642)	945,055	5	1,073,170
Total on-balance exposures	686,994	(102,544)	(449,698)	(6,642)	945,055	5	1,073,170
Off-balance exposures (credit card limits)	59,408	7,548	(53,125)	—	241,705	3	255,539
Total exposures	746,402	(94,996)	(502,823)	(6,642)	1,186,760	8	1,328,709

Notes to Consolidated Financial Statements	F-48	FORM 20-F

«Table of Contents | « Index to Financial Statements

XP Inc. and its subsidiaries Notes to consolidated financial statements December 31, 2023, 2022 and 2021 (In thousands of Brazilian Reais, unless otherwise stated)

Stage 3	Balance at December 31, 2021	Acquisition / (Settlements)	Transfer to stage 1	Transfer to stage 2	Transfer from stage 1	Transfer from stage 2	Closing balance December 31, 2022

Financial assets amortized cost
Loans and credit card operations	3,494	(3,180)	(5)	(5)	12,373	6,642	19,319
Total on-balance exposures	3,494	(3,180)	(5)	(5)	12,373	6,642	19,319
Off-balance exposures (credit card limits)	5	(2)	—	(3)	—	—	—
Total exposures	3,499	(3,182)	(5)	(8)	12,373	6,642	19,319

Consolidated Stages	Balance at December 31, 2021	Purchases / (Settlements)	Closing balance December 31, 2022

Financial assets at fair value through other comprehensive income
Securities	32,339,904	2,810,695	35,150,599
Financial assets amortized cost
Securities	2,241,304	7,033,723	9,275,027
Securities purchased under agreements to resell	8,897,100	(1,290,599)	7,606,501
Loans and credit card operations	12,844,037	9,416,500	22,260,537
Total on-balance exposures	56,322,345	17,970,319	74,292,664
Off-balance exposures (credit card limits)	1,367,399	3,647,438	5,014,837
Total exposures	57,689,744	21,617,757	79,307,501
The following table presents the gross carrying amount of financial assets measured at amortized cost, which that have their ECLs measured using the simplified approach:

Operations	2023	2022

Financial assets amortized cost
Securities trading and intermediation	3,047,011	3,376,179
Accounts Receivable	745,097	632,673
Other financial assets (i)	4,263,947	3,568,298
Total	8,056,055	7,577,150
(i)During the year ended December 31, 2023, there was R$ 1,101 of other financial assets write-off.

Notes to Consolidated Financial Statements	F-49	FORM 20-F

«Table of Contents | « Index to Financial Statements

XP Inc. and its subsidiaries Notes to consolidated financial statements December 31, 2023, 2022 and 2021 (In thousands of Brazilian Reais, unless otherwise stated)
b)    Expected credit loss
The table below presents the changes in ECLs, measured according to the three stage model, for assets classified as Financial assets through other comprehensive income and Financial assets measured at amortized cost in the period ended December 31, 2023 and December 31, 2022, segregated by stages:

Stage 1	Balance at December 31, 2022	Acquisition / (Settlements)	Business Combination	Transfer to stage 2	Transfer to stage 3	Transfer from stage 2	Transfer from stage 3	Write-Off	Closing balance December 31, 2023

Financial assets at fair value through other comprehensive income
Securities	8,077	4,122	—	—	—	—	—	—	12,199
Financial assets amortized cost
Securities	2,924	3,148	—	—	—	—	—	—	6,072
Securities purchased under agreements to resell	2,681	122	—	—	—	—	—	—	2,803
Loans and credit card operations	21,312	223,234	27,499	(63,095)	(148,305)	1,173	1	(6,975)	54,844
Total on-balance exposures	34,994	230,626	27,499	(63,095)	(148,305)	1,173	1	(6,975)	75,918
Off-balance exposures (credit card limits)	4,800	8,064	4,303	(5,427)	(3,765)	187	—	—	8,162
Other off-balance exposures	15,214	—	—	—	(15,214)	—	—	—	—
Total exposures	55,008	238,690	31,802	(68,522)	(167,284)	1,360	1	(6,975)	84,080

Stage 2	Balance at December 31, 2022	Acquisition / (Settlements)	Business Combination	Transfer to stage 1	Transfer to stage 3	Transfer from stage 1	Transfer from stage 3	Write-Off	Closing balance December 31, 2023

Financial assets amortized cost
Loans and credit card operations	7,656	43,159	807	(1,173)	(28,663)	63,095	17	(10,202)	74,696
Total on-balance exposures	7,656	43,159	807	(1,173)	(28,663)	63,095	17	(10,202)	74,696
Off-balance exposures (credit card limits)	1,428	(467)	3	(187)	(1)	5,427	—	—	6,203
Total exposures	9,084	42,692	810	(1,360)	(28,664)	68,522	17	(10,202)	80,899

Stage 3	Balance at December 31, 2022	Acquisition / (Settlements)	Business Combination	Transfer to stage 1	Transfer to stage 3	Transfer from stage 1	Transfer from stage 3	Write-Off	Closing balance December 31, 2023

Financial assets amortized cost
Loans and credit card operations	14,181	(3,226)	15,268	(1)	(17)	148,304	28,663	(20,891)	182,281
Total on-balance exposures	14,181	(3,226)	15,268	(1)	(17)	148,304	28,663	(20,891)	182,281
Off-balance exposures (credit card limits)	—	(18)	18	—	—	3,766	1	—	3,767
Other off-balance exposures	—	38,891	—	—	—	15,214	—	(54,105)	—
Total exposures	14,181	35,647	15,286	(1)	(17)	167,284	28,664	(74,996)	186,048

Notes to Consolidated Financial Statements	F-50	FORM 20-F

«Table of Contents | « Index to Financial Statements

XP Inc. and its subsidiaries Notes to consolidated financial statements December 31, 2023, 2022 and 2021 (In thousands of Brazilian Reais, unless otherwise stated)

Consolidated Stages	Balance at December 31, 2022	Increase / (Reversal)	Business Combination	Write-Off	Closing balance December 31, 2023

Financial assets at fair value through other comprehensive income
Securities	8,077	4,122	—	—	12,199
Financial assets amortized cost
Securities	2,924	3,148	—	—	6,072
Securities purchased under agreements to resell	2,681	122	—	—	2,803
Loans and credit card operations	43,149	263,168	43,573	(38,068)	311,822
Total on-balance exposures	56,831	270,560	43,573	(38,068)	332,896
Off-balance exposures (credit card limits)	6,228	7,579	4,325	—	18,132
Other off-balance exposures	15,214	38,890	—	(54,104)	—
Total exposures	78,273	317,029	47,898	(92,172)	351,028

Stage 1	ECL at December 31, 2021	Increase / (Reversal)	Transfer to stage 2	Transfer to stage 3	Transfer from stage 2	Transfer from stage 3	ECL at December 31, 2022

Financial assets at fair value through other comprehensive income
Securities	7,527	550	—	—	—	—	8,077
Financial assets amortized cost
Securities	2,497	427	—	—	—	—	2,924
Securities purchased under agreements to resell	2,569	112	—	—	—	—	2,681
Loans and credit card operations	13,957	21,827	(6,940)	(8,624)	1,092	—	21,312
Total on-balance exposures	26,550	22,916	(6,940)	(8,624)	1,092	—	34,994
Off-balance exposures (credit card limits)	726	5,413	(1,394)	—	55	—	4,800
Other off-balance exposures	—	15,214	—	—	—	—	15,214
Total exposures	27,276	43,543	(8,334)	(8,624)	1,147	—	55,008

Stage 2	ECL at December 31, 2021	Increase / (Reversal)	Transfer to stage 1	Transfer to stage 3	Transfer from stage 1	Transfer from stage 3	ECL at December 31, 2022

Financial assets amortized cost
Loans and credit card operations	7,242	(127)	(1,091)	(5,308)	6,940	—	7,656
Total on-balance exposures	7,242	(127)	(1,091)	(5,308)	6,940	—	7,656
Off-balance exposures (credit card limits)	288	(198)	(56)	—	1,394	—	1,428
Total exposures	7,530	(325)	(1,147)	(5,308)	8,334	—	9,084

Stage 3	ECL at December 31, 2021	Increase / (Reversal)	Transfer to stage 1	Transfer to stage 3	Transfer from stage 1	Transfer from stage 3	ECL at December 31, 2022

Financial assets amortized cost
Loans and credit card operations	2,197	(1,948)	—	—	8,624	5,308	14,181
Total on-balance exposures	2,197	(1,948)	—	—	8,624	5,308	14,181
Total exposures	2,197	(1,948)	—	—	8,624	5,308	14,181

Notes to Consolidated Financial Statements	F-51	FORM 20-F

«Table of Contents | « Index to Financial Statements

XP Inc. and its subsidiaries Notes to consolidated financial statements December 31, 2023, 2022 and 2021 (In thousands of Brazilian Reais, unless otherwise stated)

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
The table below presents the ECLs for the financial assets measured according to simplified approach in the period ended December 31, 2023 and December 31, 2022:

Expected Credit Losses	2023	2022

Financial assets amortized cost
Securities trading and intermediation	114,692	105,179
Accounts Receivable	63,907	34,786
Other financial assets	55,204	51,109
Total	233,803	191,074
c)    Expected credit losses segregated by products
The table below presents the expected credit losses for 2023 and 2022, segregated by products:

Expected Credit Losses	2023	2022

Financial assets at fair value through other comprehensive income	12,199	8,077
Securities	12,199	8,077
Financial assets amortized cost	554,501	239,828
Securities	6,072	2,924
Securities purchased under agreements to resell	2,803	2,681
Loans and credit card operations	311,823	43,149
Securities trading and intermediation	114,692	105,179
Accounts Receivable	63,907	34,786
Other financial assets	55,204	51,109
Total losses for exposures	566,700	247,905
Off-balance exposures (credit card limits)	18,131	6,228
Other off-balance exposures	—	15,214
Total exposures	584,831	269,347

Notes to Consolidated Financial Statements	F-52	FORM 20-F

«Table of Contents | « Index to Financial Statements

XP Inc. and its subsidiaries Notes to consolidated financial statements December 31, 2023, 2022 and 2021 (In thousands of Brazilian Reais, unless otherwise stated)
15.    Investments in associates and joint ventures

Set out below the associates and joint ventures of the Group as of December 31, 2023 and 2022.

Entity	2022	Equity (iv)	Equity in earnings	Other comprehensive income	Goodwill (i)	2023

Equity-accounted method
Associates (ii.a)	748,306	288,333	73,507	10,139	537,671	1,657,956
Measured at fair value
Associates (iii)	1,523,425	(20,318)	(52,403)	—	—	1,450,704
Total	2,271,731	268,015	21,104	10,139	537,671	3,108,660

Entity	2021	Equity	Equity in earnings	Other comprehensive income	Goodwill (i)	2022

Equity-accounted method
Associates (ii.a)	790,744	(24,257)	(10,930)	(7,251)	—	748,306
Joint ventures (ii.b)	1,197	69	(1,235)	(31)	—	—
Measured at fair value
Associates (iii)	1,221,424	356,302	(54,301)	—	—	1,523,425
Total	2,013,365	332,114	(66,466)	(7,282)	—	2,271,731

(i)Refers to acquisitions of associates and joint ventures. The goodwill recognized includes the amount of expected synergies arising from the investments and includes an element of contingent consideration.
(ii)As of December 31, 2022 and December 31, 2021, includes the interests in the total and voting capital of the following companies: (a) Associates - Wealth High Governance Holding de Participações S.A. (49.9% of the total and voting capital on December 31 2023, and 2022); Primo Rico Mídia, Educacional e Participações Ltda. (21.83% of the total and voting capital on December 31, 2023 and 29.26% on December 31, 2022); Novus Capital Gestora de Recursos Ltda. (27.5% of the total and voting capital on December 31, 2023); NK112 Empreendimentos e Participações S.A. (49.9% of the total and voting capital on December 31, 2023 and 2022)); Ctrl+e Participações Ltda. (“Ável”) (35% of the total and voting capital on December 31, 2023); Monte Bravo Holding JV S.A. (45% of the total and voting capital on December 31, 2023); and Blue3 S.A. (42% of the total and voting capital on December 31, 2023);(b) Joint ventures - the Group’s stake in DuAgro was sold to the market during the last quarter of 2022.
(iii)As mentioned in Note 2 (iii)(c), the Group values the investments held through some proprietary investment funds at fair value. The fair value of investments is presented in the statement of income as ‘Net income/(loss) from financial instruments at fair value through profit or loss’. Contingent consideration amounts related to the investments at fair value held through proprietary investment funds are presented in Note 20.
(iv)On December 31, 2023, includes total or partial disposal of investments in Grimper Capital, BlueMacaw and OHM Research and the minority stake acquisitions in Monte Bravo, Blue3 and Ável (Note 5(ii)(c)(ii)).

Notes to Consolidated Financial Statements	F-53	FORM 20-F

«Table of Contents | « Index to Financial Statements

XP Inc. and its subsidiaries Notes to consolidated financial statements December 31, 2023, 2022 and 2021 (In thousands of Brazilian Reais, unless otherwise stated)
16.    Property, equipment, intangible assets and leases

(a)    Property and equipment

	Data processing system	Furniture and equipment	Security systems	Facilities	Fixed assets in progress	Other	Total

Balance as of January 1, 2021	33,882	22,616	1,003	44,921	101,610	—	204,032
Additions	37,469	93	229	4	63,250	34,399	135,444
Write-offs	(298)	(728)	(170)	(375)	(729)	—	(2,300)
Transfers	5	(15)	15	—	—	—	5
Foreign exchange	(31)	245	(327)	3	—	—	(110)
Depreciation in the year	(13,096)	(3,990)	(60)	(5,353)	(35)	(573)	(23,107)
Balance as of December 31, 2021	57,931	18,221	690	39,200	164,096	33,826	313,964
Cost	89,376	31,813	1,584	54,535	164,096	34,399	375,803
Accumulated depreciation	(31,445)	(13,592)	(894)	(15,335)	—	(573)	(61,839)

Balance as of January 1, 2022	57,931	18,221	690	39,200	164,096	33,826	313,964
Additions	10,775	152	1,542	245	31,849	—	44,563
Write-offs	—	—	—	—	(1,179)	—	(1,179)
Transfers	101	41	—	104	(15,264)	—	(15,018)
Foreign exchange	21	(58)	—	(407)	—	—	(444)
Depreciation in the year	(18,774)	(3,649)	(93)	(5,019)	(17)	(3,440)	(30,992)
Balance as of December 31, 2022	50,054	14,707	2,139	34,123	179,485	30,386	310,894
Cost	101,101	31,291	2,557	54,553	179,485	34,399	403,386
Accumulated depreciation	(51,047)	(16,584)	(418)	(20,430)	—	(4,013)	(92,492)

Balance as of January 1, 2023	50,054	14,707	2,139	34,123	179,485	30,386	310,894
Additions	9,124	11,328	728	338	44,486	—	66,004
Business combination (Note 5(ii))	35,945	1,881	94	797	816	—	39,533
Write-offs	(1,059)	(158)	(8)	(52)	—	—	(1,277)
Transfers	—	1,501	624	18,041	(20,166)	—	—
Foreign exchange	779	16	1	60	—	—	856
Depreciation in the year	(26,923)	(4,740)	(260)	(7,285)	—	(3,440)	(42,648)
Balance as of December 31, 2023	67,920	24,535	3,318	46,022	204,621	26,946	373,362
Cost	178,361	46,815	4,490	90,191	204,621	34,399	558,877
Accumulated depreciation	(110,441)	(22,280)	(1,172)	(44,169)	—	(7,453)	(185,515)

Notes to Consolidated Financial Statements	F-54	FORM 20-F

«Table of Contents | « Index to Financial Statements

XP Inc. and its subsidiaries Notes to consolidated financial statements December 31, 2023, 2022 and 2021 (In thousands of Brazilian Reais, unless otherwise stated)
(b)    Intangible assets

	Software	Goodwill	Customer list	Trademarks	Other intangible assets	Total

Balance as of January 1, 2021	115,153	474,366	58,285	10,748	55,010	713,562
Additions	146,761	—	40,000	—	30,808	217,569
Business combination	1,734	68,379	—	485	—	70,598
Write-offs	(13,536)	—	—	(1,000)	(2,675)	(17,211)
Transfers	51,994	—	—	485	(52,484)	(5)
Foreign exchange	(971)	—	—	341	204	(426)
Amortization in the year	(148,803)	—	(5,796)	(8,492)	(21)	(163,112)
Balance as of December 31, 2021	152,332	542,745	92,489	2,567	30,842	820,975
Cost	303,724	542,745	116,050	88,877	30,918	1,082,314
Accumulated amortization	(151,392)	—	(23,561)	(86,310)	(76)	(261,339)

Balance as of January 1, 2022	152,332	542,745	92,489	2,567	30,842	820,975
Additions	13,655	—	13,000	—	55,757	82,412
Business combination (Note 5(ii))	—	60,037	—	—	—	60,037
Write-offs	(7,337)	(156)	(12,133)	—	—	(19,626)
Transfers	10,125	(7,404)	(21,189)	18,468	—	—
Foreign exchange	(3,986)	—	—	—	(1)	(3,987)
Amortization in the year	(76,450)	—	(10,663)	(8,495)	(21)	(95,629)
Balance as of December 31, 2022	88,339	595,222	61,504	12,540	86,577	844,182
Cost	276,195	595,222	141,252	25,000	86,674	1,124,343
Accumulated amortization	(187,856)	—	(79,748)	(12,460)	(97)	(280,161)

Balance as of January 1, 2023	88,339	595,222	61,504	12,540	86,577	844,182
Additions	22,387	—	58,692	—	49,140	130,219
Business combination (Note 5(ii))	46,916	1,257,605	355,730	29,909	—	1,690,160
Write-offs	(4,945)	(19,420)	—	(3,113)	(2,722)	(30,200)
Transfers	77,964	—	(7,876)	7,090	(77,178)	—
Foreign exchange	—	—	—	—	1,494	1,494
Amortization in the year	(71,680)	—	(35,076)	(11,468)	(15,586)	(133,810)
Balance as of December 31, 2023	158,981	1,833,407	432,974	34,958	41,725	2,502,045
Cost	302,560	1,833,407	555,674	51,110	41,725	2,784,476
Accumulated amortization	(143,579)	—	(122,700)	(16,152)	—	(282,431)
(c)    Impairment test for goodwill
Given the interdependency of cash flows and the merger of business practices, all Group’s entities are considered a single cash generating unit (“CGU”) and, therefore, a goodwill impairment test is performed at the single operating level. Therefore, the carrying amount considered for the impairment test represents the Company’s equity.
The Group tests whether goodwill has suffered any impairment on an annual basis or more frequently if there is an impairment indicator. For the years ended December 31, 2023 and 2022, the recoverable amount of the single CGU was determined based on value-in-use calculations which require the use of assumptions. The calculations use cash flow projections based on financial budgets approved by management covering a four-year period.
Cash flows beyond the four-year period are extrapolated using the estimated growth rates, which are consistent with forecasts included in industry reports specific to the industry in which the Group operates.
The Group performed its annual impairment test as of December 31, 2023 and 2022 which did not result in the need to recognize impairment losses on the carrying value of goodwill.

Notes to Consolidated Financial Statements	F-55	FORM 20-F

«Table of Contents | « Index to Financial Statements

XP Inc. and its subsidiaries Notes to consolidated financial statements December 31, 2023, 2022 and 2021 (In thousands of Brazilian Reais, unless otherwise stated)
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
The long-term growth rate utilized in the impairment test of goodwill is 3.50%.
Discount rates represent the current market assessment of the risks specific to the Group, taking into consideration the time value of the money and risks of the underlying assets that have not been incorporated in the cash flow estimates. The discount rate calculation is based on the specific circumstances of the Group and is derived from its weighted average cost of capital (WACC). The WACC take into account both debt and equity. The cost of equity is derived from the expected return on investment by the Group’s investors. The cost of debt is based on the interest-bearing borrowings the Group has. Adjustments to the discount rate are made to factor in the specific amount and timing of the future tax flows in order to reflect a pre-tax discount rate. The average pre-tax discount rate applied to cash flow projections is 13.85% (December 31, 2022 – 13.83%).

Notes to Consolidated Financial Statements	F-56	FORM 20-F

«Table of Contents | « Index to Financial Statements

XP Inc. and its subsidiaries Notes to consolidated financial statements December 31, 2023, 2022 and 2021 (In thousands of Brazilian Reais, unless otherwise stated)
d)    Leases
Set out below are the carrying amounts of the Group’s right-of-use assets and lease liabilities and the movements during the period:

	Right-of-use assets	Lease liabilities

As of January 1, 2022	284,509	318,555
Additions (i)	49,764	49,853
Depreciation expense	(79,256)	—
Interest expense	—	22,794
Revaluation	8,929	(89)
Effects of exchange rate	(5,455)	(5,820)
Payment of lease liabilities	—	(99,655)
As of December 31, 2022	258,491	285,638

Current	—	69,722
Non-current	258,491	215,916

As of January 1, 2023	258,491	285,638
Additions (i)	90,851	116,774
Business combination (Note 5(ii))	17,493	19,802
Depreciation expense	(75,955)	—
Write-offs	(114)	(675)
Interest expense	(3,864)	22,927
Revaluation	1,187	—
Effects of exchange rate	(6,285)	(6,967)
Payment of lease liabilities	—	(132,737)
As of December 31, 2023	281,804	304,762

Current	—	123,978
Non-current	281,804	180,784

(i)Additions to right-of-use assets in the period include prepayments to lessors and accrued liabilities.
The Group did not recognize rent expense from short-term leases and low-value assets in December 31, 2023 and 2022. The total rent expense of R$ 23,656 (R$14,491 – December 31, 2022), includes other expenses related to leased offices such as condominiums.

Notes to Consolidated Financial Statements	F-57	FORM 20-F

«Table of Contents | « Index to Financial Statements

XP Inc. and its subsidiaries Notes to consolidated financial statements December 31, 2023, 2022 and 2021 (In thousands of Brazilian Reais, unless otherwise stated)
17.    Financing instruments payable

	2023	2022

Market funding operations (a)	54,831,509	38,093,772
Deposits	27,493,655	20,261,532
Demands deposits	1,812,469	803,031
Time deposits	25,230,996	19,445,276
Interbank deposits	450,190	13,225
Financial bills	9,019,789	5,675,596
Structured notes	18,015,165	12,109,576
Others	302,900	47,068
Debt securities (b)	5,534,081	5,589,857
Debentures	2,212,441	2,028,681
Bond	3,321,640	3,561,176
Total	60,365,590	43,683,629

Current	22,946,160	19,794,572
Non-Current	37,419,430	23,889,057
(a)    Market funding operations maturity

Maturity - 2023
Class	Within 30 days	From 31 to 60 days	From 61 to 90 days	From 91 to 180 days	From 181 to 360 days	After 360 days	Total

Demand deposits	1,812,469	—	—	—	—	—	1,812,469
Time deposits	1,944,623	2,823,731	5,370,064	2,522,206	2,878,827	9,691,545	25,230,996
Interbank deposits	—	—	—	1,006	276,113	173,071	450,190
Financial bills	30,954	43,635	94,499	680,490	2,103,902	6,066,309	9,019,789
Structured notes	23,345	32,730	1,756	69,879	712,046	17,175,409	18,015,165
Others	1,119	17,116	—	46,688	235,513	2,464	302,900
Total	3,812,510	2,917,212	5,466,319	3,320,269	6,206,401	33,108,798	54,831,509

Maturity - 2022
Class	Within 30 days	From 31 to 60 days	From 61 to 90 days	From 91 to 180 days	From 181 to 360 days	After 360 days	Total

Demand deposits	803,031	—	—	—	—	—	803,031
Time deposits	3,604,494	4,273,475	5,187,106	1,382,514	2,016,732	2,980,955	19,445,276
Interbank deposits	—	—	—	3,092	—	10,133	13,225
Financial bills	—	—	2,390	1,637,547	405,901	3,629,758	5,675,596
Structured notes	—	—	5,720	35,773	261,019	11,807,064	12,109,576
Others	—	—	1,031	13,053	32,984	—	47,068
Total	4,407,525	4,273,475	5,196,247	3,071,979	2,716,636	18,427,910	38,093,772

Notes to Consolidated Financial Statements	F-58	FORM 20-F

«Table of Contents | « Index to Financial Statements

XP Inc. and its subsidiaries Notes to consolidated financial statements December 31, 2023, 2022 and 2021 (In thousands of Brazilian Reais, unless otherwise stated)
(b)    Debt securities maturity
The total balance is comprised of the following issuances:

		2023			2022
		Up to 1 year	1-5 years	Total	Up to 1 year	1-5 years	Total

Bonds (i)	Fixed rate	118,402	3,203,238	3,321,640	128,710	3,432,466	3,561,176
Debentures (ii) (iii)	Floating rate	1,105,047	1,107,394	2,212,441	106,118	1,922,563	2,028,681
Total		1,223,449	4,310,632	5,534,081	234,828	5,355,029	5,589,857
Current				1,223,449			234,828
Non- Current				4,310,632			5,355,029
(i)    XP Inc Bonds
On July 1, 2021, XP Inc. concluded the issuance of a gross of US$750 million senior unsecured notes with net proceeds of US$739 million (R$3,697 million) with maturity on July 1, 2026 and bear interest at the rate of 3.250% per year and will be guaranteed by XP Investimentos S.A. The principal amount will be paid on the maturity and the interest is amortized every six months.
(ii)    XP Investimentos debentures
On July 19, 2022, XP Investimentos issued non-convertible debentures in the amount of R$1,800,000 (R$900,000 of series 1 and R$900,000 of series 2). The debentures series, added together, has a maximum authorized issuance up to R$1,800,000. The principal amount, including the interest, will be paid on the maturity date as follow: (i) June 23, 2024 (series 1) and (ii) June 23, 2025 (series 2). The interest rates for series 1 and series 2 debentures are CDI+1.75% and CDI+1.90%, respectively. On December 31, 2023, the total amount is R$2,212,441.
(iii)    XP Energia debentures
On December 8, 2021, XP Energia issued non-convertible Debentures in the amount of R$485,511. The objective was to fund the Group’s working capital and treasury investments related to wholesale electricity trade business. The interest rate was CDI+2.5% annually payable. According to the maturity date, the principal amount was paid on December 8, 2023.
18.    Securities trading and intermediation

Represented by operations at B3 on behalf of and on account of third parties, with liquidation operating cycle between D+1 and D+3.

	2023	2022

Cash and settlement records	1,277,579	1,394,451
Debtors pending settlement	1,768,735	1,980,341
Other	697	1,387
(-) Expected losses on Securities trading and intermediation (a)	(114,692)	(105,179)
Total Assets	2,932,319	3,271,000

Cash and settlement records	166,625	171,659
Creditors pending settlement	1,957,045	2,401,828
Customer's cash on investment account	14,819,869	13,489,210
Total Liabilities	16,943,539	16,062,697

(a)The reconciliation of gross carrying amount and the expected loss, segregated by stage, according to IFRS 9 are included in Note 14.

Notes to Consolidated Financial Statements	F-59	FORM 20-F

«Table of Contents | « Index to Financial Statements

XP Inc. and its subsidiaries Notes to consolidated financial statements December 31, 2023, 2022 and 2021 (In thousands of Brazilian Reais, unless otherwise stated)
19.    Borrowings

	Annual Interest rate %	Maturity	December 31, 2023	December 31, 2022

Banco Nacional de México (i)	2.55%	May 2023	—	1,586,052
International Finance Corporation (IFC) (ii)	CDI (*) + 0.74%	April 2023	—	279,828
Banco Nacional de México	Term SOFR(**) + 0.40%	August 2024	2,198,619	—
Banco Daycoval	15.66%	September 2024	803	—
Total borrowings			2,199,422	1,865,880
Current			2,199,422	1,865,880
Non-current			—	—

(*) Brazilian Interbank Offering Rate (CDI).
(**) Secured Overnight Financing Rate (SOFR).
(i)On May 5, 2023, according to the maturity date, the loan agreement was fully settled.
(ii)On April 17, 2023, according to the maturity date, the loan agreement was fully settled.
Some of the obligations above contain financial covenants, which have certain performance conditions. The Group complied with these covenants throughout the duration of the contracts (Note 36 (ii)).
20.    Other financial assets and financial liabilities

(a)    Other financial assets

	2023	2022

Foreign exchange portfolio	1,022,083	2,145,174
Receivables from IFAs	165,640	172,884
Compulsory and other deposits at Central Bank	2,956,896	1,119,169
Other financial assets	119,328	131,071
(-) Expected losses on other financial assets (i)	(55,204)	(51,109)
Total	4,208,743	3,517,189

Current	3,471,827	2,791,244
Non-current	736,916	725,945

(i)The reconciliation of gross carrying amount and the expected loss, according to IFRS 9, are presented in Note 14.
(b)    Other financial liabilities

	2023	2022

Foreign exchange portfolio	1,361,882	2,405,429
Structured financing (i)	1,841,790	1,933,522
Credit cards operations	7,234,116	4,987,390
Contingent consideration (ii)	571,723	566,930
Commitments subject to possible redemption (iii)	—	1,049,130
Lease liabilities	304,762	285,638
Others	917,103	326,174
Total	12,231,376	11,554,213

Current	11,974,989	11,014,262
Non-current	256,387	539,951

(i)Financing for maintenance of financial assets required to perform financial transactions.

Notes to Consolidated Financial Statements	F-60	FORM 20-F

«Table of Contents | « Index to Financial Statements

XP Inc. and its subsidiaries Notes to consolidated financial statements December 31, 2023, 2022 and 2021 (In thousands of Brazilian Reais, unless otherwise stated)
(ii)Contractual contingent considerations mostly associated with the investment acquisition. The maturity of the total contingent consideration payment is up to 5 years and the contractual maximum amount payable is R$833,000 (the minimum amount is zero).
(iii)Related to the IPO transaction of XPAC Acquisition Corp. that occurred on August 3, 2021. The capital issued by XPAC Acquisition Corp. includes conditionally redeemable Class A ordinary shares that feature redemption rights that are either within the control of the holder or subject to redemption upon the occurrence of uncertain events not solely within the Company’s control. On July 27, 2023, the Group ceased to control XPAC Acquisition Corp., see note 5 (ii)(c)(i) for more information.
21.    Social and statutory obligations

	2023	2022

Obligations to non-controlling interest	75,196	40,646
Employee profit-sharing (a)	910,739	794,761
Salaries and other benefits payable	160,192	132,712
Total	1,146,127	968,119

(a)The Group has a bonus scheme for its employees based on a profit-sharing program as agreed under collective bargaining with the syndicate, which does not extend to the Board of Directors. The bonus is calculated at each half of the year and payments are made in February and August.
22.    Tax and social security obligations

	2023	2022

Income Tax (IRPJ and CSLL) (i)	225,677	143,133
Taxes on long term incentive plan (ii)	192,776	120,194
Contributions over revenue (PIS and COFINS)	63,819	11,475
Taxes on services (ISS)	23,096	20,042
Contributions for Social Security (INSS)	27,529	24,927
Others	26,750	45,648
Total	559,647	365,419
Current	559,647	365,419
Non-current	—	—

(i) The Group income tax liability is presented net of tax assets which the entities are allowed to offset during the current year. The line includes current Corporate Income Tax (CIT) liability of R$313,167 (R$164,767 - 2022), taxes that XP is responsible to pay on behalf of its clients (i.e., withholding taxes over client’s investments) in the amount of R$166,755 (R$20,741 - 2022) and taxes assets of R$116,591 (R$42,375 - 2022).
(ii) The amount classified as “Taxes on long term incentive plan” includes mostly contributions to Brazilian Social Security Programs FGTS and INSS.
23.    Retirement plans and insurance liabilities

As of December 31, 2023, active plans are principally accumulation of financial resources through products PGBL and VGBL structured in the form of variable contribution, for the purpose of granting participants with returns based on the accumulated capital in the form of monthly withdraws for a certain term or temporary monthly withdraws.
In this respect, such financial products represent investment contracts that have the legal form of retirement plans, but which do not transfer insurance risk to the Group. Therefore, contributions received from participants are accounted for as liabilities and the balance consists of the participant’s balance in the linked Specially Constituted Investment Fund (“FIE”) on the reporting date (Note 7a (i)).

Notes to Consolidated Financial Statements	F-61	FORM 20-F

«Table of Contents | « Index to Financial Statements

XP Inc. and its subsidiaries Notes to consolidated financial statements December 31, 2023, 2022 and 2021 (In thousands of Brazilian Reais, unless otherwise stated)
Changes in the period

	2023	2022

As of January, 1	45,733,815	31,921,400
Contributions received	3,333,361	3,007,321
Transfer with third party plans	5,562,491	10,580,681
Withdraws	(3,847,214)	(3,441,303)
Claims paid	(210)	—
Other provisions (Constitution/Reversion)	9,185	54,828
Monetary correction and interest income	5,617,647	3,610,888
As of December, 31	56,409,075	45,733,815
24.    Income tax

(a)    Deferred income tax
Deferred tax assets (DTA) and deferred tax liabilities (DTL) are comprised of the main following components:

	Balance Sheet		Net change in the year
	2023	2022	2023	2022	2021

Tax losses carryforwards	742,245	575,120	167,125	466,982	100,756
Goodwill on business combinations (i)	35,823	6,376	29,447	(6,053)	(10,409)
Provisions for IFAs’ commissions	90,075	71,986	18,089	(4,988)	(17,570)
Revaluations of financial assets at fair value	(166,281)	(214,456)	48,175	(388,197)	190,520
Expected credit losses (ii)	335,711	58,208	277,503	14,277	24,487
Profit sharing plan	278,983	269,949	9,034	9,084	96,057
Net gain on hedge instruments	(22,704)	(11,169)	(11,535)	(39,292)	7,137
Share-based compensation	627,730	566,721	61,009	181,127	269,618
Other provisions	96,189	178,104	(81,915)	23,764	86,845
Total	2,017,771	1,500,839	516,932	256,704	747,441
Deferred tax assets	2,104,128	1,611,882
Deferred tax liabilities	(86,357)	(111,043)

(i)For Brazilian tax purposes, goodwill is amortized over 5 years on a straight-line basis when the entity acquired is sold or merged into the acquirer company.
(ii)Include expected credit loss on accounts receivable, loan operations and other financial assets.
The changes in the net deferred tax were recognized as follows:

	2023	2022	2021

At January, 1	1,500,839	1,244,135	496,694
Foreign exchange variations	(78,128)	5,786	(16,949)
Business combination (Note 5(ii))	401,521	—	—
Charges to statement of income	549,702	397,792	387,551
Tax relating to components of other comprehensive income	(356,163)	(146,874)	376,839
At December, 31	2,017,771	1,500,839	1,244,135
Unrecognized deferred taxes
Deferred tax assets are recognized for tax losses to the extent that the realization of the related tax benefit against future taxable profits is probable. The Group did not recognize deferred tax assets of R$5,338 (2022 - R$12,705) mainly in respect of losses from subsidiaries overseas and that can be carried forward and used against future taxable income.

Notes to Consolidated Financial Statements	F-62	FORM 20-F

«Table of Contents | « Index to Financial Statements

XP Inc. and its subsidiaries Notes to consolidated financial statements December 31, 2023, 2022 and 2021 (In thousands of Brazilian Reais, unless otherwise stated)
(b)    Income tax expense reconciliation
The tax on the Group's pre-tax profit differs from the theoretical amount that would arise using the weighted average tax rate applicable to profits of the consolidated entities. The following is a reconciliation of income tax expense to profit (loss) for the year, calculated by applying the combined Brazilian statutory rates at 34% for the year ended December 31:

	2023	2022	2021

Income before taxes	3,936,348	3,444,656	3,815,174
Combined tax rate in Brazil (a)	34.00%	34.00%	34.00%
Tax expense at the combined rate	1,338,359	1,171,183	1,297,159

Loss (income) from entities not subject to deferred taxation	—	245	554
Effects from entities taxed at different rates	(43,572)	62,596	146,377
Effects from entities taxed at different taxation regimes (b)	(1,174,605)	(1,343,757)	(1,128,400)
Intercompany transactions with different taxation regimes	(68,673)	(46,674)	(79,055)
Tax incentives	(17,835)	(5,346)	(21,036)
Non-deductible expenses (non-taxable income)	(17,459)	3,758	25,216
Effect from Social Contribution on net equity rate increase	—	985	—
Others	20,742	21,455	(18,101)
Total	36,957	(135,555)	222,714

Current	586,659	262,237	610,265
Deferred	(549,702)	(397,792)	(387,551)
Total expense / (credit)	36,957	(135,555)	222,714

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
Other comprehensive income
The tax (charge)/credit relating to components of other comprehensive income is as follows:

	Before tax	(Charge) / Credit	After tax

Foreign exchange variation of investees located abroad	20,977	—	20,977
Gains (losses) on net investment hedge	(29,701)	10,942	(18,758)
Changes in the fair value of financial assets at fair value	(914,914)	365,897	(549,017)
As of December 31, 2021	(923,637)	376,839	(546,798)

Foreign exchange variation of investees located abroad	(19,645)	—	(19,645)
Gains (losses) on net investment hedge	26,154	(8,902)	17,252
Changes in the fair value of financial assets at fair value	356,078	(137,972)	218,106
As of December 31, 2022	362,587	(146,874)	215,713

Foreign exchange variation of investees located abroad	(41,160)	—	(41,160)
Gains (losses) on net investment hedge	41,477	(6,874)	34,603
Changes in the fair value of financial assets at fair value	905,670	(349,289)	556,381
As of December 31, 2023	905,987	(356,163)	549,824

Notes to Consolidated Financial Statements	F-63	FORM 20-F

«Table of Contents | « Index to Financial Statements

XP Inc. and its subsidiaries Notes to consolidated financial statements December 31, 2023, 2022 and 2021 (In thousands of Brazilian Reais, unless otherwise stated)
25.    Equity

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
On January 10, 2022, XP Inc issued 445,328 Class A common shares (R$ 70,030) as part of our acquisition of a minority stake of Vista Capital (non-cash transaction).
On July 1, 2023, XP Inc issued 18,717,771 Class A common shares (R$ 2,097,326) to acquire up to 100% of Banco Modal´s shares, in a non-cash equity exchange transaction.
As of December 31, 2023, the Company had R$26 of issued capital which were represented by 436,776,080 Class A common shares and 112,717,094 Class B common shares.
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

«Table of Contents | « Index to Financial Statements

XP Inc. and its subsidiaries Notes to consolidated financial statements December 31, 2023, 2022 and 2021 (In thousands of Brazilian Reais, unless otherwise stated)
Below is a summary of the issuances, cancellations and conversions of shares during 2023 and 2022:

	Class A (prior common shares)	Class B (prior preferred shares)	Total Shares

As of December 31, 2021	424,153,735	135,394,989	559,548,724
Transfer of classes	22,677,895	(22,677,895)	—
Follow on offering	970,031	—	970,031
As of December 31, 2022	447,801,661	112,717,094	560,518,755

Transfer of classes	(31,267,095)	—	(31,267,095)
Issuance of shares	20,241,514	—	20,241,514
As of December 31, 2023	436,776,080	112,717,094	549,493,174
As mentioned in Note 32, the Board of Directors approved in December 2019 a share based long-term incentive plan, in which the maximum number of shares should not exceed 5% of the issued and outstanding shares. As of December 31, 2023, the outstanding number of shares reserved under the plans is 14,600,588 restricted share units (“RSUs”) (2022 - 13,684,424) and 1,588,818 performance restricted units (“PSUs”) (2022 - 2,527,242) to be issued at the vesting date.
During the year ended December 31, 2023, XP Inc issued 1,523,743 Class A common shares (R$317,378) in connection with vestings occurred under the share based long-term incentive plan.
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
(c)    Treasury Shares
The Group registered treasury shares in its Equity as a result of the following transactions: (i) the merger of XPart into XP Inc., which was settled through XP Inc.’s own shares; (ii) the share buy-back program, approved in May 2022, amended in November 2022 and ended in March 2023; (iii) the share purchase agreement with Itaú Unibanco, signed on June and November 2022. The treasury shares are registered as a deduction from equity until the shares are canceled or reissued.
During the year ended December 31, 2023, the Company repurchased and held in treasury 13,120,268 Class A common shares (R$ 915,859).
On April 5, 2023, the Company’s Board of Directors approved the cancellation of 31,267,095 Class A common shares (R$ 2,785,504) held by the Company in treasury.
As of December 31, 2023, the Group held 1,056,308 shares in treasury (19,203,135 - December 31, 2022) with an amount of R$117,117 (R$1,986,762 - December 31, 2022).
(d)    Dividends distribution
The Group has not adopted a dividend policy with respect to future distributions of dividends. The amount of any distributions will depend on many factors such as the Company's results of operations, financial condition, cash requirements, prospects and other factors deemed relevant by XP Inc. board of directors and, where applicable, the shareholders.
For the years ended December 31, 2022 and 2021, XP Inc. did not declare and paid dividends to the shareholders.
For the year ended December 31, 2023, XP Inc. declared and paid dividends to its shareholders in the total amount of US$ 720 million (R$ 3,542,298). The dividends were settled on September 25, 2023 (R$ 1,577,622) and December 22, 2023 (R$ 1,964,676).
Non-controlling shareholders of some XP Inc’s subsidiaries received dividends in the year ended in December 31, 2023, 2022 and 2021.

Notes to Consolidated Financial Statements	F-65	FORM 20-F

«Table of Contents | « Index to Financial Statements

XP Inc. and its subsidiaries Notes to consolidated financial statements December 31, 2023, 2022 and 2021 (In thousands of Brazilian Reais, unless otherwise stated)
(e)    Other comprehensive income
Other comprehensive income consists of changes in the fair value of financial assets at fair value through other comprehensive income, while these financial assets are not realized. Also includes gains (losses) on net investment hedge and foreign exchange variation of investees located abroad.
26.    Related party transactions

Transactions and remuneration of services with related parties are carried out in the ordinary course of business and under arm’s length conditions, and including interest rates, terms and guarantees, and do not involve risks greater than normal collection or present other disadvantages.
(a)    Key-person management compensation
Key management includes executive statutory directors, members of the Board of Directors and Executive Boards. The compensation paid or payable to key management for their services is shown below:

	2023	2022	2021

Fixed compensation	17,445	7,837	8,801
Variable compensation	15,843	60,781	44,362
Total	33,288	68,618	53,163
(b)    Transactions with related parties
The main transactions carried with related parties for year-end balances arising from such transactions are as follows:

	Assets/(Liabilities)		Revenue/(Expenses)
Relation and transaction	2023	2022	2023	2022	2021

Shareholders with significant influence (i)	—	(3,562,079)	6,104	(160,835)	(60,177)
Securities	—	238,088	17,403	24,770	4,270
Securities purchased under agreements to resell	—	—	5,101	9,370	19,098
Accounts receivable and Loans operations	—	476	424	1,330	744
Securities sold under repurchase agreements	—	(3,800,643)	(16,824)	(196,305)	(84,268)
Borrowings	—	—	—	—	(21)

(i)These transactions are mainly related to Itaúsa S.A. Group. See note 1 (1.4).
Transactions with related parties also includes transactions among the Company and its associates related to commissions and premiums paid in advance, as described in Note 13.
Transactions with related parties also includes transactions among the Company and its subsidiaries in the course of normal operations, including services rendered such as: (i) education, consulting and business advisory; (ii) financial advisory and financial consulting in general; (iii) management of resources and portfolio management; (iv) information technology and data processing; and (v) insurance and (vi) loan operations. The effects of those transactions have been eliminated and do not have effects on the consolidated financial statements.
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

«Table of Contents | « Index to Financial Statements

XP Inc. and its subsidiaries Notes to consolidated financial statements December 31, 2023, 2022 and 2021 (In thousands of Brazilian Reais, unless otherwise stated)

	2023	2022

Tax contingencies	1,537	—
Civil contingencies	37,921	20,419
Labor contingencies	57,965	7,908
Other provisions (i)	255	15,214
Total provision	97,678	43,541
Judicial deposits (ii)	22,108	12,077

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
Changes in the provision during the year

	2023	2022	2021

Balance at January 1	43,541	29,308	19,711
Business combination (Note 5(ii))	70,910	—	—
Monetary correction	25,954	4,449	6,837
Provision	65,731	23,844	8,457
Reversed	(55,791)	(11,539)	(3,132)
Payments	(52,667)	(2,521)	(2,565)
Balance at December 31	97,678	43,541	29,308
Nature of claims
a)    Civil
Most of the civil and administrative claims involve matters that are normal and specific to the business and refer to demands for indemnity primarily due to: (i) financial losses in the stock market; (ii) portfolio management; and (iii) alleged losses generated from the liquidation of customers assets in portfolio due to margin cause and/or negative balance. As of December 31, 2023, there were 777 (December 31, 2022 - 181) civil and administrative claims for which the likelihood of loss has been classified as probable, in the amount of R$37,921 (December 31, 2022 - R$20,419).
b)    Labor
Labor claims to which the Group is party primarily concern: (i) the existence (or otherwise) of a working relationship between the Group and IFAs; and (ii) severance payment of former employees. As of December 31, 2023, the Company and its subsidiaries are the defendants in 116 cases (December 31, 2022 - 28) involving labor matters for which the likelihood of loss has been classified as probable, in the amount of R$57,965 (December 31, 2022 - R$7,908).
Contingent liabilities - probability of loss classified as possible
In addition to the provisions mentioned above, the Company and its subsidiaries are party to several labor, civil and tax contingencies in progress, in which they are the defendants, and the likelihood of loss, based on the opinions of the internal and external legal advisors, is considered possible. The contingencies amount to approximately R$1,826,688 (December 31, 2022 - R$893,745).

Notes to Consolidated Financial Statements	F-67	FORM 20-F

«Table of Contents | « Index to Financial Statements

XP Inc. and its subsidiaries Notes to consolidated financial statements December 31, 2023, 2022 and 2021 (In thousands of Brazilian Reais, unless otherwise stated)
Below these claims are summarized by nature:

	2023	2022

Tax (i) (ii)	653,714	543,463
Civil (iii) (iv)	883,485	335,644
Labor (v)	289,489	14,638
Total	1,826,688	893,745

(i)Employees Profit Sharing Plans: At the end of years 2015, 2019, 2021 and 2022 tax authorities issued assessments against the Group claiming mainly for allegedly unpaid social security contributions on amounts due and paid to employees as profit sharing plans related to calendar years of 2011, 2015, 2017 and 2018. According to the tax authorities, the Group profit sharing plans did not comply with the provisions of Law 10,101/00. The risk of loss for these claims is classified as possible by the external counsels.
a.Tax assessment related to 2011: The first and the second administrative appeals were denied, and currently the Group awaits for the judgment of the special appeal by the Superior Court of the Administrative Council of Tax Appeals (“CARF”). The amount claimed is R$20,879.
b.Tax assessment related to 2015: The first administrative appeal was denied, and currently the Group awaits for the judgment of the second appeal by the CARF. The amount claimed is R$54,220.
c.Tax assessment related to 2017: In addition to the claim related to the employees’ profit sharing plan tax authorities are also challenging the deductibility for Corporate Income Tax (IRPJ) and Social Contribution of Net Profits (CSLL) purposes of the amounts paid under such plan to the members of the Board. Administrative appeals were filed against the assessment, which is awaiting judgment by the Federal Revenue Service of Brazil (“RFB”). The total amount claimed is R$118,395.
d.Tax assessment related to 2018: An administrative appeal was filed against the assessment, which awaits for judgment by the RFB. The total amount claimed is R$142,447.
e.In June 2022, the Group was notified by the Public Labor Ministry for allegedly unpaid FGTS (Fund for Severance Indemnity Payment) on the amounts paid to employees under profit sharing plans related to years 2015 to 2020. According to the tax authorities the Group profit sharing plans did not comply with the provisions of Law 10,101/00. The Group presented its administrative defense and awaits for the judgment. The total amount claimed is R$135,739.
f.On February 14, 2024, the Group received a tax assessment related to the Employees’ Profit Sharing Plan paid in calendar year of 2019. The amount claimed is R$ 193,183.
(ii)Amortization of goodwill: The Group also received four tax assessments in which the tax authorities challenge the deductibility for Corporate Income Tax (IRPJ) and Social Contribution of Net Profits (CSLL) purposes of the expenses deriving from the amortization of goodwill registered upon the acquisitions made by the Group between 2013 and 2016. According to the tax authorities, the respective goodwill was registered in violation of Laws 9.532/97 and 12.973/14, respectively. Currently, two of the proceedings are pending judgment by the RFB and the other two awaits for judgement by the CARF, considering that the administrative appeals were denied. Also, the Group have filed two lawsuits to prevent the issuance of new tax assessments and/or the application of the 150% penalty by the tax authorities in relation to expenses of such goodwill incurred in other periods. The risk of loss for these claims is classified as possible by the external counsels. The amount claimed is R$ 82,285.
(iii)Banco Modal S.A. - Employees Profit Sharing Plan: In March 2016, tax authorities issued an assessment against Banco Modal claiming mainly for allegedly unpaid social security contributions on amounts due and paid to employees as profit sharing plan related to calendar year of 2012. The first administrative appeal was denied, and currently Banco Modal awaits for the judgment of the second appeal by the CARF. The risk of loss for this claim is classified as possible by the external counsels. The total amount claimed is R$ 6,637.
(iv)The Group is defendant in 778 (December 31, 2022 – 586) civil and administrative claims by customers and investment agents, mainly related to portfolio management, risk rating, copyrights and contract termination. The total amount represents the collective maximum value to which the Group is exposed based on the claims’ amounts monetarily restated.
(v)The Group is defendant in 116 (December 31, 2022 – 28) labor claims by former employees. The total amount represents the collective maximum value to which the Group is exposed based on the claims’ amounts monetarily restated.
28.    Total revenue and income

a)    Net revenue from services rendered
Revenue from contracts with customers derives mostly from services rendered and fees charged at daily transactions from customers, therefore mostly recognized at a point in time. Disaggregation of revenue by major service lines are as follows:

	2023	2022	2021

Major service lines
Brokerage commission	1,991,781	2,102,878	2,465,217
Securities placement	1,979,406	1,631,399	1,917,403
Management fees	1,628,373	1,580,770	1,489,736
Insurance brokerage fee	175,326	153,230	133,070
Commissions Fees	789,822	563,987	192,923
Other services	588,932	476,492	603,330
Gross revenue from services rendered	7,153,640	6,508,756	6,801,679
(-) Sales taxes and contributions on revenue (i)	(621,635)	(568,300)	(605,214)
Net revenue from services rendered	6,532,005	5,940,456	6,196,465

(i)Mostly related to taxes on services (ISS) and contributions on revenue (PIS and COFINS).

Notes to Consolidated Financial Statements	F-68	FORM 20-F

«Table of Contents | « Index to Financial Statements

XP Inc. and its subsidiaries Notes to consolidated financial statements December 31, 2023, 2022 and 2021 (In thousands of Brazilian Reais, unless otherwise stated)
b)    Net income/(loss) from financial instruments

	2023	2022	2021

Net income/(loss) from financial instruments at fair value through profit or loss	6,923,112	6,326,080	7,555,132
Net income/(loss) from financial instruments measured at amortized cost and at fair value through other comprehensive income	1,649,210	1,201,253	(1,558,060)
Total income from financial instruments	8,572,322	7,527,333	5,997,072
(-) Taxes and contributions on financial income	(244,231)	(120,399)	(116,425)
Net income/(loss) from financial instruments	8,328,091	7,406,934	5,880,647
c)    Disaggregation by geographic location
Breakdown of total net revenue and income and selected assets by geographic location:

	2023	2022	2021

Brazil	14,261,302	12,855,909	11,723,976
United States	531,997	449,447	332,046
Europe	66,797	42,034	21,090
Revenues	14,860,096	13,347,390	12,077,112

	2023	2022	2021

Brazil	13,255,769	8,649,964	7,698,115
United States	508,544	488,158	106,736
Europe	88,395	49,496	1,746
Selected assets (i)	13,852,708	9,187,618	7,806,597

(i)Selected assets are total assets of the Group, less: cash, financial assets and deferred tax assets, which are presented by geographic location.
None of the clients represented more than 10% of our revenues for the periods presented.
29.    Operating costs

	2023	2022	2021

Commission and incentive costs	3,070,875	2,813,308	2,719,611
Operating losses	136,014	139,734	93,664
Other costs	1,192,034	918,054	616,834
Clearing house fees	474,013	427,844	411,605
Third parties’ services	59,374	53,779	88,431
Credit card cashback	379,711	262,429	91,093
Other	278,936	174,002	25,705
Total	4,398,923	3,871,096	3,430,109

Notes to Consolidated Financial Statements	F-69	FORM 20-F

«Table of Contents | « Index to Financial Statements

XP Inc. and its subsidiaries Notes to consolidated financial statements December 31, 2023, 2022 and 2021 (In thousands of Brazilian Reais, unless otherwise stated)
30.    Operating expenses by nature

	2023	2022	2021

Selling expenses	169,486	138,722	227,483
Advertising and publicity	169,486	138,722	227,483

Administrative expenses	5,461,147	5,641,233	4,692,698
Personnel expenses	3,728,123	3,943,284	3,427,220
Compensation	1,371,973	1,597,229	1,416,247
Employee profit-sharing and bonus	1,531,491	1,540,172	1,362,046
Executives profit-sharing	149,263	100,732	143,763
Benefits	223,694	195,763	130,187
Social charges	437,377	487,237	358,878
Other	14,325	22,151	16,099
Other taxes expenses	65,526	71,396	53,603
Depreciation of property and equipment and right-of-use assets	118,603	110,248	68,618
Amortization of intangible assets	133,810	95,629	163,112
Other administrative expenses	1,415,085	1,420,676	980,145
Data processing	739,804	685,946	450,796
Technical services	152,499	188,986	167,984
Third parties' services	307,952	397,585	249,514
Rent expenses	23,656	14,491	16,498
Communication	31,577	27,076	30,041
Travel	36,232	40,243	13,282
Legal and judicial	24,610	9,873	9,292
Other	98,755	56,476	42,738
Total	5,630,633	5,779,955	4,920,181
31.    Other operating income/(expenses), net

	2023	2022	2021

Other operating income	227,052	353,834	413,665
Revenue from incentives from Tesouro Direto, B3 and others (a)	23,834	284,661	366,163
Interest received on tax	17,224	15,436	7,604
Recovery of charges and expenses	6,072	5,945	4,473
Reversal of operating provisions	29,365	11,704	7,422
Other	150,557	36,088	28,003

Other operating expenses	(216,414)	(96,890)	(89,311)
Legal, administrative proceedings and agreement with customers	(46,101)	(8,563)	(3,667)
Losses on write-off and disposal of assets	(77,886)	(6,794)	(4,377)
Tax incentive expenses	(10,034)	(5,780)	(10,788)
Fines and penalties	(9,624)	(4,574)	(1,378)
Associations and regulatory fees	(17,960)	(15,118)	(11,714)
Charity	(14,681)	(34,005)	(30,171)
Other	(40,128)	(22,056)	(27,216)
Total	10,638	256,944	324,354

(a)Includes incentives received from third parties, mainly due to the joint development of retail products, and also the association of such entities with the XP ecosystem.

Notes to Consolidated Financial Statements	F-70	FORM 20-F

«Table of Contents | « Index to Financial Statements

XP Inc. and its subsidiaries Notes to consolidated financial statements December 31, 2023, 2022 and 2021 (In thousands of Brazilian Reais, unless otherwise stated)
32.    Share-based plan

a)    Share-based Plan
The establishment of the Plan was approved by the Board of Director’s meeting on December 6, 2019 and the first grant of Restricted Stock Units (“RSUs”) and Performance Stock Units (“PSUs”) was on December 10, 2019.
Under the Plan, stocks are awarded at no cost to the recipient upon their grant date. Both RSUs and PSU, are usually granted in a annual basis, their vesting conditions are service-related and they vest at a rate determined in each granted date. The limit to vest is determined at the grant date of each new grant. After the vesting periods, common shares will be issued to the recipients.
Under the PSUs, stocks are granted to eligible participants and their vesting period and conditions are determined at each new grant, also based on the total shareholder return (TSR), including share price growth, dividends and capital returns.
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
c)    Outstanding shares granted and valuation inputs
The maximum number of shares available for issuance under the share-based plan shall not exceed 5% of the issued and outstanding shares. As of December 31, 2023, the outstanding number of Company reserved under the plans were 16,189,406 (December 31, 2022 - 16,211,666) including RSUs 14,600,588 (December 31, 2022 - 13,684,424) and 1,588,818 PSUs (December 31, 2022 - 2,527,242).

Notes to Consolidated Financial Statements	F-71	FORM 20-F

«Table of Contents | « Index to Financial Statements

XP Inc. and its subsidiaries Notes to consolidated financial statements December 31, 2023, 2022 and 2021 (In thousands of Brazilian Reais, unless otherwise stated)
Set out below are summaries of XP Inc's RSU and PSU activity for 2023 and 2022.

	RSUs	PSUs	Total
(In thousands, except weighted-average data, and where otherwise stated)	Number of units	Number of units	Number of units

Outstanding, January 1, 2022	15,153,830	2,966,060	18,119,890
Granted	814,745	—	814,745
Forfeited	(1,559,670)	(438,818)	(1,998,488)
Vested	(724,481)	—	(724,481)
Outstanding, December 31, 2022	13,684,424	2,527,242	16,211,666

Outstanding, January 1, 2023	13,684,424	2,527,242	16,211,666
Granted	4,489,910	91,589	4,581,499
Forfeited	(1,463,203)	(1,030,013)	(2,493,216)
Vested	(2,110,543)	—	(2,110,543)
Outstanding, December 31, 2023	14,600,588	1,588,818	16,189,406
For the year ended December 31, 2023, total compensation expense of both plans was R$574,225 (2022 - R$793,249), including R$132,998 (2022 - R$189,295) of tax provisions, and does not include any tax benefits on total share-based compensation expense once this expense is not deductible for tax purposes. The tax benefits will be perceived when the shares are converted into common shares.
The original weighted-average grant-date fair value of RSUs and PSUs shares were US$27 and US$34.56 respectively. In May 2020, the Company decided to update the measurement condition of its PSU shares, replacing the TSR measurement from US Dollars (US$) to Brazilian Reais (R$), being therefore subject to exchange variation. The weighted-average grant-date fair value of PSU shares for the updated plan was US$52.41. The incremental fair value will be recognized as an expense over the period from the modification date to the end of the vesting period. All other conditions of the PSU shares plan have not been modified. The average grant date fair value in the year ended December 31, 2023 was US$34.83.
33.    Earnings per share (basic and diluted)

Basic earnings per share is calculated by dividing net income for the period attributed to the owners of the parent by the weighted average number of ordinary shares outstanding during the period.
Diluted earnings per share is calculated by dividing net income attributable to owners of XP Inc by the weighted average number of shares outstanding during the year plus the weighted average number of shares that would be issued on conversion of all dilutive potential shares into shares into shares by applying the treasury stock method. The shares in the share-based plan are the only shares with potential dilutive effect.
The following table presents the calculation of net income applicable to the owners of the parent and basic and diluted EPS for the years ended December 31, 2023, 2022 and 2021.

	2023	2022	2021

Net Income attributable to owners of the Parent	3,898,702	3,579,050	3,589,416
Basic weighted average number of outstanding shares (i) (iii)	539,835	555,429	559,004
Basic earnings per share - R$	7.2220	6.4438	6.4211

Effect of dilution
Shared-based plan (ii) (iii)	4,377	17,577	14,496
Diluted weighted average number of outstanding shares (iii)	544,212	573,006	573,499
Diluted earnings per share - R$	7.1639	6.2461	6.2588

(i)See on note 25, the number of XP Inc.’s outstanding common shares during the year.
(ii)See on note 32, the number of shares granted and forfeited during the year regarding XP Inc.’s share-based plan.
(iii)Thousands of shares.

Notes to Consolidated Financial Statements	F-72	FORM 20-F

«Table of Contents | « Index to Financial Statements

XP Inc. and its subsidiaries Notes to consolidated financial statements December 31, 2023, 2022 and 2021 (In thousands of Brazilian Reais, unless otherwise stated)
34.    Determination of fair value

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
•Others: Derivatives – the warrant liabilities issued by XPAC Corporation Corp. contain features that qualify as embedded derivatives. The fair value of Public Warrants issued in connection with the Initial Public Offering were measured based on the listed market price of such warrants.
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

«Table of Contents | « Index to Financial Statements

XP Inc. and its subsidiaries Notes to consolidated financial statements December 31, 2023, 2022 and 2021 (In thousands of Brazilian Reais, unless otherwise stated)

	2023
	Level 1	Level 2	Level 3	Fair Value	Book Value

Financial Assets
Financial assets at Fair value through profit or loss
Securities	92,628,880	10,653,332	—	103,282,212	103,282,212
Derivative financial instruments	977,441	22,756,025	—	23,733,466	23,733,466
Investments in associates measured at fair value	—	—	1,450,704	1,450,704	1,450,704
Fair value through other comprehensive income
Securities	44,062,950	—	—	44,062,950	44,062,950
Evaluated at amortized cost
Securities	3,773,404	3,082,017	—	6,855,421	6,855,421
Securities purchased under agreements to resell	—	13,551,224	—	13,551,224	14,888,978
Securities trading and intermediation	—	2,932,319	—	2,932,319	2,932,319
Accounts receivable	—	681,190	—	681,190	681,190
Loan operations	—	20,874,930	—	28,551,935	28,551,935
Other financial assets	—	4,208,743	—	4,208,743	4,208,743
Financial liabilities
Fair value through profit or loss
Securities	19,949,021	474,053	—	20,423,074	20,423,074
Derivative financial instruments	662,084	24,123,332	—	24,785,416	24,785,416
Evaluated at amortized cost
Securities sold under repurchase agreements	—	44,589,653	—	44,589,653	33,340,511
Securities trading and intermediation	—	16,943,539	—	16,943,539	16,943,539
Financing instruments payable	—	61,098,677	—	61,098,677	60,365,590
Borrowings	—	3,174,285	—	3,174,285	2,199,422
Accounts payables	—	948,218	—	948,218	948,218
Other financial liabilities	—	11,659,653	571,723	12,231,376	12,231,376

	2022
	Level 1	Level 2	Level 3	Fair Value	Book Value

Financial Assets
Financial assets at Fair value through profit or loss
Securities	73,022,643	14,490,361	—	87,513,004	87,513,004
Derivative financial instruments	296,249	8,920,906	—	9,217,155	9,217,155
Investments in associates measured at fair value	—	—	1,523,425	1,523,425	1,523,425
Fair value through other comprehensive income
Securities	34,478,668	—	—	34,478,668	34,478,668
Evaluated at amortized cost
Securities	7,579,658	1,695,368	—	9,275,026	9,272,103
Securities purchased under agreements to resell	—	7,172,777	—	7,172,777	7,603,820
Securities trading and intermediation	—	3,271,000	—	3,271,000	3,271,000
Accounts receivable	—	597,887	—	597,887	597,887
Loan operations	—	20,874,930	—	20,874,930	22,211,161
Other financial assets	—	3,517,189	—	3,517,189	3,517,189
Financial liabilities
Fair value through profit or loss
Securities	13,048,246	481,019	—	13,529,265	13,529,265
Derivative financial instruments	167,874	8,437,535	—	8,605,409	8,605,409
Evaluated at amortized cost
Securities sold under repurchase agreements	—	31,370,050	—	31,370,050	31,790,091
Securities trading and intermediation	—	16,062,697	—	16,062,697	16,062,697
Financing instruments payable	—	43,669,798	—	43,669,798	43,683,629
Borrowings	—	1,814,714	—	1,814,714	1,865,880
Accounts payables	—	617,394	—	617,394	617,394
Other financial liabilities	—	10,987,283	566,930	11,554,213	11,554,213

Notes to Consolidated Financial Statements	F-74	FORM 20-F

«Table of Contents | « Index to Financial Statements

XP Inc. and its subsidiaries Notes to consolidated financial statements December 31, 2023, 2022 and 2021 (In thousands of Brazilian Reais, unless otherwise stated)
As of December 31, 2023 and 2022 the total contingent consideration liability is reported at fair value and is dependent on the profitability of the acquired associate and businesses. The total contingent consideration is classified within Level 3 of the fair value hierarchy. The contingent consideration liability represents the maximum amount payable under the purchase and sale agreements discounted using an appropriate rate, which includes the Brazilian risk free rate. Changes in an average discount rate of 10.03% by 100 bps would increase/decrease the fair value of contingent consideration liability by R$3,915.
The investments held through our investees which are considered to be venture capital investments are classified as Level 3 of the fair value hierarchy. The inputs used by the Group are derived for discounted rates for these investments using a capital asset model to calculate a pre-tax rate that reflects current market assessments of the time value of money and the risk specific to the asset. Change in the discount rate by 100 bps would increase/decrease the fair value by R$14,507.
Transfers into and out of fair value hierarchy levels are analyzed at the end of each consolidated financial statement. As of December 31, 2023, the Group had no transfers between Level 2 and Level 3.
35.    Management of financial risks and financial instruments

(a)    Overview
The Group’s activities are exposed to a variety of financial risks: credit risk, liquidity risk, market risk (including currency risk, interest rate risk and price risk), and operational risk. The Group’s overall risk management structure focuses on the unpredictability of financial markets and seeks to minimize potential adverse effects on the Group’s financial performance. The Group uses derivative financial instruments to mitigate certain risk exposures. It is the Group’s policy that no trading in derivatives for speculative purposes may be undertaken.
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

«Table of Contents | « Index to Financial Statements

XP Inc. and its subsidiaries Notes to consolidated financial statements December 31, 2023, 2022 and 2021 (In thousands of Brazilian Reais, unless otherwise stated)
For the loan operations XP Inc uses client’s investments as collaterals to reduce potential losses and protect against credit risk exposure by managing these collaterals so that they are always sufficient, legally enforceable (effective) and viable. XP Inc monitors the value of the collaterals and the credit risk management provides subsidies to define strategies as risk appetite, to establish limits, including exposure analysis and trends as well as the effectiveness of the credit policy.
The loan operations have a high credit quality and the Group often uses risk mitigation measures, primarily through client’s investments as collaterals, which explains the low provision ratio.
The Group's policies regarding obtaining collateral have not significantly changed during the reporting period and there has been no significant change in the overall quality of the collateral held by the Group since the prior period.
Management undertakes credit quality analysis of assets that are not past due or reduced to recoverable value. As of December 31, 2023 and 2022 such assets were substantially represented by loan operations and securities purchased under resale agreements, of which the counterparties are Brazilian banks with low credit risk, securities issued by the Brazilian government, as well as derivative financial instruments transactions, which are mostly traded on the stock exchange (B3 S.A. – Brasil, Bolsa, Balcão) and which, therefore, have its guarantee.
The carrying amount of the financial assets representing the maximum exposure to credit risk is shown in the table below:

	2023	2022

Financial assets
Securities purchased under agreements to resell	14,888,978	7,603,820
Securities	154,200,583	131,263,775
Public securities	75,289,433	63,895,371
Private securities	78,911,150	67,368,404
Derivative financial instruments	23,733,466	9,217,155
Securities trading and intermediation	2,932,319	3,271,000
Accounts receivable	681,190	597,887
Loan operations	28,551,935	22,211,161
Other financial assets	4,208,743	3,517,189
Off-balance exposures (credit card limits)	8,912,707	5,014,845
Total	238,109,921	182,696,832
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

«Table of Contents | « Index to Financial Statements

XP Inc. and its subsidiaries Notes to consolidated financial statements December 31, 2023, 2022 and 2021 (In thousands of Brazilian Reais, unless otherwise stated)
(d1)    Maturities of financial liabilities
The tables below summarizes the Group’s financial liabilities into groupings based on their contractual maturities:

	2023
Liabilities	Up to 1 month	From 2 to 3 months	From 3 to 12 months	From 1 to 5 years	Above 5 years	Contractual cash flow

Securities	19,949,021	—	—	—	474,053	20,423,074
Derivative financial instruments	5,580,573	2,719,744	6,773,980	7,873,062	1,838,057	24,785,416
Securities sold under repurchase agreements	32,796,941	543,570	—	—	—	33,340,511
Securities trading and intermediation	16,943,539	—	—	—	—	16,943,539
Financing instruments payable	3,812,510	8,383,531	10,690,918	36,648,126	830,505	60,365,590
Borrowings	—	10,796	2,188,626	—	—	2,199,422
Accounts payables	948,218	—	—	—	—	948,218
Other financial liabilities	5,815,141	756,864	4,588,231	1,056,580	14,560	12,231,376
Total	85,845,943	12,414,505	24,241,755	45,577,768	3,157,175	171,237,146

	2022
Liabilities	Up to 1 month	From 2 to 3 months	From 3 to 12 months	From 1 to 5 years	Above 5 years	Contractual cash flow

Securities	13,048,246	—	—	—	481,019	13,529,265
Derivative financial instruments	796,909	845,446	2,340,407	4,507,132	115,515	8,605,409
Securities sold under repurchase agreements	31,790,091	—	—	—	—	31,790,091
Securities trading and intermediation	16,062,697	—	—	—	—	16,062,697
Financing instruments payable	4,407,525	9,469,722	5,917,325	23,078,719	810,338	43,683,629
Borrowings	—	—	1,865,880		—	1,865,880
Accounts payables	617,394	—	—	—	—	617,394
Other financial liabilities	5,959,212	534,835	4,432,215	627,951	—	11,554,213
Total	72,682,074	10,850,003	14,555,827	28,213,802	1,406,872	127,708,578
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
The main tool used to measure and control the exposure risk of the Group to the market, mainly in relation to their trading assets portfolio, is the Maps Luna program, which calculates the capital allocation based on the exposure risk factors in the regulations issued by Brazilian Central Bank (“BACEN”) for financial institutions, which are taken as a basis for the verification of the risk exposure of the assets of the Group.
In order to comply with the provisions of the regulatory body, the financial institutions of the Group make daily control of the exposure by calculating the risk portions, recording the results in Document 2011 - Daily Statement of Capital Requirements (DDR) in BACEN Circular Letter No, 3,331/08, submitting it daily to this institution.
With the formalized rules, the risk department has the objective of controlling, monitoring and ensuring compliance with the pre- established limits, and may refuse, in whole or in part, to receive and/or execute the requested transactions, upon immediate communication to customers, in addition to intervening in cases of non-compliance and reporting all atypical events to the Risk Committee.

Notes to Consolidated Financial Statements	F-77	FORM 20-F

«Table of Contents | « Index to Financial Statements

XP Inc. and its subsidiaries Notes to consolidated financial statements December 31, 2023, 2022 and 2021 (In thousands of Brazilian Reais, unless otherwise stated)
In addition to the control performed by the tool, the Group adopt guidelines to control the risk of the assets that mark the treasury operations so that the own portfolios of the participating companies are composed by assets that have low volatility and, consequently, less exposure to risk. In the case of non-compliance with the operational limits, the treasury manager shall take the necessary measures to reframe as quickly as possible.
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
The Group hold interest in XP Holding International LLC, XP Advisors Inc, and XP Holding UK Ltd, whose equity as of December 31, 2023 was US$83,991 thousand (US$74,150 thousand as of December 31, 2022), US$8,803 thousand (US$5,744 thousand as of December 31, 2022) and GBP 12,861 thousand (GBP 6,967 thousand as of December 31, 2022) respectively.
The risk of the XP Holding International LLC and XP Advisors Inc is hedged with the objective of minimizing the volatility of the functional currency (BRL) against the US$ arising from foreign investment abroad (see Note 9). The foreign currency exposure risk of XP Holding UK Ltd is not hedged and is not material for the Group.
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

«Table of Contents | « Index to Financial Statements

XP Inc. and its subsidiaries Notes to consolidated financial statements December 31, 2023, 2022 and 2021 (In thousands of Brazilian Reais, unless otherwise stated)

		2023
Trading portfolio	Exposures	Scenarios
Risk factors	Risk of variation in:	I	II	III

Fixed interest rate	Fixed interest rate in Reais	(258)	21,269	22,753
Exchange coupons	Foreign currencies coupon rate	(367)	(18,174)	(36,588)
Foreign currencies	Exchange rates	331	343,440	907,349
Price indexes	Inflation coupon rates	(103)	(12,998)	(24,579)
Shares	Shares prices	(3,472)	(251,572)	(289,613)
Seed Money (i)	Seed Money	(2,822)	(70,566)	(141,133)
		(6,691)	11,399	438,189

		2022
Trading portfolio	Exposures	Scenarios
Risk factors	Risk of variation in:	I	II	III

Fixed interest rate	Fixed interest rate in Reais	(174)	(231,438)	(483,589)
Exchange coupons	Foreign currencies coupon rate	(15)	(5,407)	(10,418)
Foreign currencies	Exchange rates	(2,089)	22,825	(120,873)
Price indexes	Inflation coupon rates	(118)	(19,523)	(40,147)
Shares	Shares prices	(4,689)	(46,927)	(242,687)
Seed Money (i)	Seed Money	(6,685)	(167,106)	(334,211)
		(13,770)	(447,576)	(1,231,925)

(i)Related to seed money strategy, which includes several risk factors that are disclosed in aggregate.
Scenario I: Increase of 1 basis point in the rates in the fixed interest rate yield, exchange coupons, inflation and 1 percentage point in the prices of shares, commodities and currencies;
Scenario II: Project a variation of 25 percent in the rates of the fixed interest yield, exchange coupons, inflation, prices of shares, commodities and currencies, both rise and fall, being considered the largest losses resulting by risk factor; and
Scenario III: Project a variation of 50 percent in the rates of the fixed interest yield, exchange coupons, inflation, prices of shares, commodities and currencies, both rise and fall, being considered the largest losses resulting from the risk factor.
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

«Table of Contents | « Index to Financial Statements

XP Inc. and its subsidiaries Notes to consolidated financial statements December 31, 2023, 2022 and 2021 (In thousands of Brazilian Reais, unless otherwise stated)
In addition, the Group's financial institutions, in compliance with the provisions of Article 4, paragraph 2, of Resolution No, 3,380/06 of the National Monetary Council (“CMN”) of June 27, 2006, have a process that covers institutional policies, procedures, contingency and business continuity plans and systems for the occurrence of external events, in addition to formalizing the single structure required by the regulatory agency.
36.    Capital Management

The Group’s objectives when managing capital are to safeguard their ability to continue as a going concern, so that they can continue to provide returns for shareholders and benefits for other stakeholders and maintain an optimal capital structure to reduce the cost of capital. In order to maintain or adjust the capital structure, the Group may adjust the amount of dividends paid to shareholders, return capital to shareholders, issue new shares or sell assets to reduce debt.
The Group also monitors capital based on the net debt and the gearing ratio. Net debt is calculated as total debt (including borrowings, lease liabilities, structured financing and debentures as shown in the balance sheet) less cash and cash equivalent (including cash, securities purchased under resale agreements and certificate deposits as shown in the statement of cash flows). The gearing ratio corresponds to the net debt expressed as a percentage of total capital.
The net debt and corresponding gearing ratios as of December 31, 2023 and 2022 were as follows:

	2023	2022

Group debt (Note 37) (i)	8,512,319	8,175,437
Structured financing (Note 20 (b))	1,841,790	1,933,522
Total debt	10,354,109	10,108,959
Cash	(3,943,307)	(3,553,126)
Securities purchased under agreements to resell (Note 6 (a))	(2,760,296)	(646,478)
Certificate deposits (Securities) (Note 7 (a))	(67,985)	(252,877)
Deposits at Central Bank (Note 20 (a))	(2,438,896)	(514,999)
Net debt	1,143,625	5,141,479

Total equity attributable to owners of the parent company	19,449,352	17,035,735
Total capital	20,592,977	22,177,214
Gearing ratio %	5.55%	23.18%

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
On December 31, 2023 the subsidiaries XP CCTVM and XP Vida e Previdência were in compliance with all capital requirements.
There is no requirement for compliance with a minimum capital for the other Group companies.
(ii)    Financial covenants
In relation to the long-term debt contracts, including multilateral instruments, recorded within “Borrowings” (Note 19), the Group was required to comply with certain performance conditions, such as profitability and efficiency indexes.

Notes to Consolidated Financial Statements	F-80	FORM 20-F

«Table of Contents | « Index to Financial Statements

XP Inc. and its subsidiaries Notes to consolidated financial statements December 31, 2023, 2022 and 2021 (In thousands of Brazilian Reais, unless otherwise stated)
On December 31, 2023, there are no contracts under financial covenants (December 31, 2022 – R$279,828). The Group complied with these covenants throughout the duration of the contracts.
37.    Cash flow information

(i)    Debt reconciliation

			Debt securities (i)
	Borrowings	Lease liabilities	Debentures and Notes	Bonds	Total

Total debt as of January 1, 2021	284,087	208,448	335,250	—	827,785
Acquisitions/Issuance	1,570,639	116,248	500,018	3,691,262	5,878,167
Payments/repurchase	(21,022)	(55,349)	(177,826)	—	(254,197)
Revaluation	—	24,234	—	—	24,234
Net foreign exchange differences	73,426	7,486	—	431,250	512,162
Interest accrued	21,689	17,488	60,919	74,798	174,894
Interest paid	(37)	—	(12,386)	(69,004)	(81,427)
Total debt as of December 31, 2021	1,928,782	318,555	705,975	4,128,306	7,081,618

Total debt as of January 1, 2022	1,928,782	318,555	705,975	4,128,306	7,081,618
Acquisitions/Issuance	—	49,853	1,890,500	—	1,940,353
Payments/repurchase	(2,061)	(99,655)	(175,999)	—	(277,715)
Revaluation	—	(89)	—	—	(89)
Net foreign exchange differences	(87,158)	(5,820)	—	(218,607)	(311,585)
Interest accrued	69,593	22,794	203,275	129,113	424,775
Interest paid	(43,276)	—	(27,232)	(127,429)	(197,937)
Total debt as of December 31, 2022	1,865,880	285,638	2,596,519	3,911,383	8,659,420

Total debt as of January 1, 2023	1,865,880	285,638	2,596,519	3,911,383	8,659,420
Acquisitions/Issuance	2,252,550	116,774	373,481	—	2,742,805
Business combination (Note 5(ii))	978	19,802	—	—	20,780
Payments/repurchase	(1,833,937)	(132,737)	(527,687)	(62,342)	(2,556,703)
Write-offs	—	(675)	—	—	(675)
Net foreign exchange differences	(147,802)	(6,967)	—	(319,952)	(474,721)
Interest accrued	61,753	22,927	392,857	134,148	611,685
Interest paid	—	—	(28,396)	(116,670)	(145,066)
Total debt as of December 31, 2023	2,199,422	304,762	2,806,774	3,546,567	8,857,525
Debt securities includes Debentures measured at FVPL presented in Note 7(e) and does not include fair value adjustments of (i) Debentures - R$120,280 (R$86,819 - 2022) and (ii) Bonds - R$224,927 (R$350,207 - 2022).
(ii)    Non-cash investing and financing activities
Non-cash investing and financing activities disclosed in other notes are: (i) related to business combination with Banco Modal through an equity exchange transaction – R$2,097,326 (see Note 5 (ii)) and (ii) related to minority stake acquisitions in associates (see Note 5(ii)(c)(ii)) through accounts payable (R$739,743 – of which R$ 669,743 was paid in January 2024, R$ 35,000 will be paid in January 2025 and R$ 35,000 will be paid in January 2026), and through contingent consideration (R$50,000).

Notes to Consolidated Financial Statements	F-81	FORM 20-F

«Table of Contents | « Index to Financial Statements

XP Inc. and its subsidiaries Notes to consolidated financial statements December 31, 2023, 2022 and 2021 (In thousands of Brazilian Reais, unless otherwise stated)
38.    Subsequent events

On February 20, 2024, the Board of Directors has approved a new share repurchase program, which aims to neutralize future shareholder dilution due to the vesting of Restricted Stock Units (RSUs) from the Company’s long-term incentive plan. The Company proposes to undertake a share repurchase program pursuant to which the Board can annually, in each calendar year, approve the repurchase by the Company of a number of Class A Common Shares equal to the number of RSUs that have vested or will vest during the current calendar year.
Under the approved repurchase program for 2024, XP may repurchase up to 2,500,000 Class A Common Shares within the period commencing on February 28, 2024, and ending on December 27, 2024.

Notes to Consolidated Financial Statements	F-82	FORM 20-F