Form 20-F
period 2024-12-31
XP Inc.
filed 2025-04-24
CIK 1787425

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F
(Mark One)
☐    REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR
☒    ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2024
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
Victor Andreu Mansur Farinassi, Chief Financial Officer
Tel: +55 (11) 3075-0429
Av. Chedid Jafet, 75, Torre Sul, 30th floor,
Vila Olímpia – São Paulo
Brazil 04551-065
(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

Copies to:
Anna Martini G. Pereira
Edward S. Best
Sean M. Ewen
John R. Ablan
Willkie Farr & Gallagher LLP
787 Seventh Avenue
New York, NY 10019-6099
Phone: (212) 728-8000

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
The number of outstanding shares as of December 31, 2024 was 434,047,695 Class A common shares and 103,375,726 Class B common shares.

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

«Table of Contents

PRESENTATION OF FINANCIAL AND OTHER INFORMATION
All references to “U.S. dollars,” “dollars” or “$” are to the U.S. dollar. All references to “real,” “reais,” “Brazilian real,” “Brazilian reais” or “R$” are to the Brazilian real, the official currency of Brazil. All references to IFRS accounting standards are to International Financial Reporting Standards, as issued by the International Accounting Standards Board, or the “IASB,” currently described as “IFRS Accounting Standards” by the IFRS Foundation.
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
We maintain our books and records in Brazilian reais, the presentation currency for our financial statements and the functional currency of our operations in Brazil. Our annual consolidated financial statements were prepared in accordance with IFRS, as issued by the IASB, currently described as “IFRS Accounting Standards” by the IFRS Foundation. Unless otherwise noted, our consolidated statement of financial position information presented herein as of December 31, 2024 and 2023 and the consolidated statements of income for the years ended December 31, 2024, 2023 and 2022 is stated in Brazilian reais, our reporting currency. Our consolidated financial information contained in this annual report is derived from our audited consolidated financial statements as of December 31, 2024 and 2023 and for the years ended December 31, 2024, 2023 and 2022, together with the notes thereto. All references herein to “our financial statements,” “our audited consolidated financial information” and “our audited consolidated financial statements” are to our consolidated financial statements included elsewhere in this annual report.
This financial information should be read in conjunction with “Item 5. Operating and Financial Review and Prospects” and our audited consolidated financial statements, including the notes thereto, included elsewhere in this annual report.
Our fiscal year ends on December 31. References in this annual report to a fiscal year, such as “fiscal year 2024,” relate to our fiscal year ended on December 31 of that calendar year.
Corporate Structure
The following chart shows our corporate structure as of December 31, 2024:

1	FORM 20-F

«Table of Contents

As of the date of this annual report, we had a total of 537,423,421 common shares issued and outstanding; 103,375,726 of these shares are Class B common shares beneficially owned by XP Control; and 434,047,695 of these shares are Class A common shares owned by investors. For further information on our major shareholders, please refer to “Item 7. Major Shareholders and Related Party Transactions—A. Major Shareholders.”
Please read the information in the section entitled “Item 4. Information on the Company—C. Organizational Structure” for a more thorough description of the operations of our material operating subsidiaries.
Financial Information in U.S. Dollars
Solely for the convenience of the reader, we have translated some of the real amounts included in this annual report from reais into U.S. dollars. You should not construe these translations as representations by us that the amounts actually represent these U.S. dollar amounts or could be converted into U.S. dollars at the rates indicated. Unless otherwise indicated, we have translated real amounts into U.S. dollars using a rate of R$6.192 to US$1.00, the commercial selling rate for U.S. dollars as of December 31, 2024 as reported by the Central Bank. See “Item 5. Operating and Financial Review and Prospects—A. Operating Results—Exchange Rates” for more detailed information regarding translation of reais into U.S. dollars and for historical exchange rates for the Brazilian real.
Special Note Regarding Non-GAAP Financial Measures
This annual report presents our Adjusted Net Income information and its reconciliation for the convenience of the investors.
We present Adjusted Net Income as a financial measure that reflects the company’s net income excluding certain non-recurring or non-cash items that management believes do not reflect the company’s core operating performance. For the year ended December 31, 2024, this includes adjustments related to social contribution charges and deferred tax assets associated with Performance Stock Units (PSUs) that expired unvested. These adjustments exclude accounting charges that neither impact cash flow nor reflect recurring earnings volatility. These adjustments were not applicable to the year ended December 31, 2023 and as a consequence Adjusted Net Income was the same as Net Income for this period.
The non-GAAP financial measure described in this annual report are not a substitute for the IFRS Accounting Standards measures of earnings.
Market Share and Other Information
This annual report contains data related to economic conditions in the market in which we operate. The information contained in this annual report concerning economic conditions is based on publicly available information from third-party sources that we believe to be reasonable. Market data and certain industry forecast data used in this annual report were obtained from internal reports and studies, where appropriate, as well as estimates, market research, publicly available information (including information available from the United States Securities and Exchange Commission website) and industry publications. We obtained the information included in this annual report relating to the industry in which we operate, as well as the estimates concerning market shares, through internal research, public information and publications on the industry prepared by official public sources, such as the Central Bank, the Brazilian Institute of Geography and Statistics (Instituto Brasileiro de Geografia e Estatística), or the “IBGE,” the Institute of Applied Economic Research (Instituto de Pesquisa Econômica Aplicada), or the “IPEA,” the National Confederation of Insurance Companies (“Confederação Nacional das Seguradoras”), or the “CNseg,” the National Supplementary Health Agency (“Agência Nacional de Saúde Suplementar”), or the “ANS,” the National Private Pension Fund Federation (“Federação Nacional de Previdência Privada e Vida”), or the “Fenaprevi,” the Brazilian Association of Closed Pension Fund Institutions (“Associação Brasileira das Entidades Fechadas de Previdência Complementar”), or the “Abrapp,” as well as private sources, such as B3, ANBIMA, Nielsen, consulting and research companies in the Brazilian financial services industry, the Brazilian Economic Institute of Fundação Getulio Vargas (Instituto Brasileiro de Economia da Fundação Getulio Vargas), or the “FGV/IBRE,” among others.
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

2	FORM 20-F

«Table of Contents

Calculation of Net Promoter Score
Net Promoter Score, or “NPS,” is a widely known survey methodology that measures the willingness of customers to recommend a company’s products and services. It is used to gauge customers’ overall satisfaction with a company’s products and services and their loyalty to the brand, and it is typically based on customer surveys. NPS measures satisfaction using a scale of zero to 10 based on a customer’s response to the following question: “How likely is it that you would recommend XP to a friend or colleague?” Responses of nine or ten are considered “Promoters.” Responses of seven or eight are considered neutral. Responses of six or less are considered “Detractors.” The NPS, a percentage expressed as a numerical value, is calculated by subtracting the percentage of respondents who are Detractors from the percentage who are Promoters and dividing that number by the total number of respondents, which means that the higher the number, the higher the measure of customer satisfaction. The NPS calculation gives no weight to customers who decline to answer the survey question. The NPS calculation as of a given date reflects the average of the answers in the previous six months, e.g., the NPS as of December 2024 reflects the average of answers from July 2024 to December 2024. Our NPS score as calculated by us as of December 2022, 2023 and 2024 was 73, 72 and 70, respectively.
Rounding
We have made rounding adjustments to some of the figures included in this annual report. Accordingly, numerical figures shown as totals in some tables may not be an arithmetic aggregation of the figures that preceded them.

3	FORM 20-F

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
•fluctuations in interest, inflation and exchange rates in Brazil and any other countries we may serve in the future and the imposition of tariffs by Brazil or other governments;
•the economic, financial, political and health effects of pandemics (such as the coronavirus pandemic, or COVID-19), epidemics and similar crises, and governmental responses thereto, particularly as such factors impact Brazil and consumer behavior and continue to cause severe, ongoing, negative macroeconomic effects, which could intensify the impacts of other risks described under “Item 3. Key Information—D. Risk Factors”;
•general economic, financial, political, demographic and business conditions, such as the conflict between Russia and Ukraine, or between Israel and Hamas, tension along the Israeli borders or with other countries in the region, including Iran, which may result in, among other things, global security issues that may adversely affect international business and economic conditions, and economic sanctions which may impact the global economy;
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

4	FORM 20-F

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
•Substantial and increasingly intense competition within our industry may harm our business.
•Client attrition could cause our revenues to decline or our expenses to increase, and the degradation of the quality of the products and services we offer, including support services, could adversely impact our ability to attract and retain clients and partners.
•Our investment services to our retail clients subject us to additional risks.
•We do not have long-term contractual arrangements with most of our institutional brokerage clients, and our trading volumes and revenues could be reduced if these clients stop using our platform and solutions.

5	FORM 20-F

«Table of Contents

•Our institutional brokerage business depends on our key dealer clients providing us with liquidity and supporting our marketplaces by transacting with our other institutional and wholesale clients.
•A significant part of our business depends on B3.
•If we fail to maintain our reputation, our business, operating results and financial condition may be adversely affected.
•Unauthorized disclosure, destruction or modification of data, through cybersecurity breaches, computer viruses or otherwise, or disruption of our services could expose us to liability and protracted and costly litigation and damage or our reputation.
•We may not be able to ensure the accuracy of the third-party product information on our platform, and we have limited control over the performance of third-party financial products we offer.
•We are subject to increasing scrutiny from certain investors with respect to the societal and environmental impact of investments made at our platform, which may constrain capital deployment opportunities and adversely impact our ability to attract new customers or raise capital.
•We derive a significant portion of our revenues from one of our operating subsidiaries.
•We are exposed to fluctuations in foreign currency exchange rates and enter into derivatives transactions to manage our exposure to exchange rate risk.
•We could fail to maintain effective internal controls over financial reporting, and thus be unable to accurately report our results of operations, meet our reporting obligations and/or prevent fraud.
•Our business is subject to complex and evolving regulations and oversight related to our provision of financial products and services and to costs and risks associated with other increased or changing laws and regulations affecting our business, including developments in data protection and privacy laws, which could harm our business, financial condition and results of operations.
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
•Developments and the perceptions of risks in other countries, including other emerging markets, the United States and Europe, may harm the Brazilian economy and the price of our Class A common shares.
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

6	FORM 20-F

«Table of Contents

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
Many of our competitors have substantially greater financial, technological, operational and marketing resources than we do. Accordingly, these competitors may be able to offer more attractive fees to our current and prospective clients, especially our competitors that are affiliated with financial institutions. In recent years, we announced the elimination of brokerage fees for online stock trades at Rico Corretora de Títulos e Valores Mobiliários S.A., or “Rico,” and a 75% reduction in brokerage fees for online stock trades through XP Direct, which did not have a material impact on our revenues and margins. If the expected offset does not materialize, we will need to offset the impact by reducing and eliminating costs in order to maintain our profit margins. Moreover, we may not be successful in reducing or controlling costs and our margins may be adversely affected. In particular, we may need to further reduce the fees we charge in order to maintain market share, as clients may demand more customized and favorable pricing from us. In addition, we may incur increased costs from incentive payments made to independent financial advisors, or “IFAs” in order to gain or maintain market share. We may also decide to terminate client relationships which may no longer be profitable to us due to such pricing pressure. Competition could also result in a loss of existing clients, and greater difficulty in attracting new clients. One or more of these factors could have a material adverse effect on our business, financial condition and results of operations. For further information regarding our competition, see “Item 4. Information on the Company—B. Business Overview—Competition.”

7	FORM 20-F

«Table of Contents

Client attrition could cause our revenues to decline or our expenses to increase, and the degradation of the quality of the products and services we offer, including support services, could adversely impact our ability to attract and retain clients and partners.
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

8	FORM 20-F

«Table of Contents

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
Although we have established and maintain significant long-term relationships with our key dealer clients, we cannot assure you that all of these relationships will continue or will not diminish. Any reduction in the use of our trading platforms by our key dealer clients for any reason, including increased market volatility, and any associated decrease in the pool of capital and liquidity accessible across our marketplaces, could reduce the volume of trading on our platform, which could, in turn, reduce the use of our platform by their counterparty clients. In addition, any decrease in the number of dealer clients competing for trades on our trading platforms could cause our dealer clients to forgo the use of our platform and instead use platforms that provide access to more competitive trading environments and prices. The occurrence of any of the foregoing may have a material adverse effect on our business, financial condition and results of operations.
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
If we fail to maintain our reputation, our business, operating results and financial condition may be adversely affected.
We believe that our brand and reputation is an important factor in the success and development of our business, enabling us to attract and retain customers and enter into business agreements with third parties. XP has developed an ecosystem involving investment advisors, consultants, asset managers and distributors, of which our business is dependent. We also rely on third parties for the development of, and access to, new technologies. We believe that our reputation distinguishes us from our competitors, which is essential for maintaining and expanding our market share by supporting our sustainable growth. Any negative publicity and news coverage relating to us may harm our reputation. Thus, maintaining, protecting, and enhancing our reputation is important to our development plans, operational stability, and relationships with our customers, business partners and other counterparties.
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
As of December 31, 2024, XP CCTVM had approximately 14,000 individual IFAs organized into approximately 1,725 IFA entities, which were responsible for serving approximately 24% of XP CCTVM’s active clients. In addition, XP CCTVM’s 20 largest IFA entities comprised 4,724 individual IFAs and were responsible for serving approximately 10% of XP CCTVM’s active clients.

9	FORM 20-F

«Table of Contents

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

10	FORM 20-F

«Table of Contents

Unauthorized disclosure, destruction or modification of data, through cybersecurity breaches, computer viruses or otherwise, or disruption of our services could expose us to liability and protracted and costly litigation and damage our reputation.
Our business involves the collection, storage, processing and transmission of customers’ personal data, including names, addresses, identification numbers, bank account numbers and trading and investment portfolio data. An increasing number of organizations, including large clients and businesses, other large technology companies, financial institutions and government institutions, are the target of, and have been impacted by, breaches of their information technology systems, some of which have involved sophisticated and highly targeted attacks, including on or against portions of their websites, networks or infrastructure, or those of third parties who provide services to them. We could also be subject to breaches of security by hackers or other unauthorized third parties. In addition, cyber or data security threats may derive from human error, fraud, malice or malfeasance on the part of employees, third-party service providers or IFAs, or may result from accidental technological failure. Concerns about security are increased when we transmit information electronically, as such transmissions can be subject to attack, interception or loss. Also, computer viruses and malware can be distributed and spread rapidly over the internet and could infiltrate our systems or those of our associated participants, which can impact the confidentiality, integrity and availability of information, and the integrity and availability of our products, services and systems, among other effects. Denial of service or other attacks could be launched against us for a variety of purposes, including interfering with our services or creating a diversion for other malicious activities. Each of the foregoing types of actions and attacks could disrupt our delivery of products and services or make them unavailable, or result in the exposure of our sensitive, proprietary, and/or personal information, which could damage our reputation, force us to incur significant expenses in remediating the resulting impacts, expose us to uninsured liability, subject us to lawsuits, fines, sanctions, or other enforcement actions, distract our management or increase our costs of doing business.
Moreover, in the scope of our business activities, we disclose information to third parties, including thousands of IFAs, commercial partners, third-party service providers and other agents, who collect, process, store and transmit sensitive information, and we may be held responsible for any failure or cybersecurity breaches attributed to these third parties insofar as they relate to the information we share with them. Cyber-attacks, security breaches, and other similar incidents, whether directed at us or at third-party service providers with access to our confidential, proprietary, personal and other information, and the loss, destruction or unauthorized modification of information by us or such third parties or through systems we provide could result in significant fines, sanctions and proceedings or actions against us by governmental bodies or third parties, which could have a material adverse effect on our business, financial condition and results of operations. Any such proceeding or action, and any related indemnification obligation, could damage our reputation, force us to incur significant expenses in defense of these proceedings, distract our management, increase our costs of doing business or result in the imposition of financial liability or sanctions that prevent us from processing data.
Cybersecurity incidents are increasing in frequency and evolving in nature and include, but are not limited to, installation of malicious software, unauthorized access to data and other electronic security breaches that could lead to disruptions in systems, unauthorized release of confidential or otherwise protected information and the corruption of data. Given the unpredictability of the timing, nature and scope of information technology disruptions, there can be no assurance that the procedures and controls we employ will be sufficient to prevent security breaches from occurring, and we could be subject to manipulation or improper use of our systems and networks or financial losses from remedial actions, any of which could have a material adverse effect on our business, financial condition and results of operations
We are subject to cybersecurity risks and have experienced cybersecurity incidents and attempted breaches in the past. A recent incident resulted in an unauthorized third party gaining access of a company database, hosted by a third-party vendor, as discussed in “Item 16K. Cybersecurity.” There is no assurance that we will not experience additional impacts related to this incident. Though we have implemented and maintain what we believe to be reasonable physical, technical, and administrative security measures, these may not prevent future security incidents, which may materially impact our business operations or financial condition, harm our reputation or deter clients from using our products and services, thus reducing our revenues, or could cause us to incur costs to correct the breaches or failures, expose us to uninsured liability, increase our risk of regulatory scrutiny, subject us to lawsuits, and result in the imposition of material penalties and fines under state and federal laws or regulations.

We cannot assure you that there are written agreements in place with every third party service provider or that such written agreements will prevent the unauthorized use, modification, destruction or disclosure of data or enable us to obtain reimbursement from such third parties in the event we should suffer incidents resulting in unauthorized use, modification, destruction or disclosure of data. Any such unauthorized use, modification, destruction or disclosure of data caused by third party service providers could result in protracted and costly litigation, which could have a material adverse effect on our business, financial condition and results of operations.

11	FORM 20-F

«Table of Contents

Moreover, while we maintain cyber insurance, which may help provide coverage for these types of incidents (including both cybersecurity incidents and civil damages arising therefrom), we cannot assure that our insurance will be adequate to cover all costs and liabilities related to these incidents. In addition, such insurance may not be available to us in the future on economically reasonable terms, or at all. Further, our insurance may not cover all claims made against us and could have high deductibles in any event, and defending a suit, regardless of its merit, could be costly and divert management attention.
As administrative sanctions established by Law No. 13,709/2018 (Lei Geral de Proteção de Dados Pessoais), or the “LGPD” are now enforceable, cybersecurity incidents and personal data breach or leakage events may subject us to penalties under LGPD. Any proceeding or action, and any related indemnification obligation, could damage our reputation, force us to incur significant expenses in defense of these proceedings, divert the attention of our management, increase our costs of doing business or result in the imposition of financial penalties.
Our business depends on well-regarded and widely known brands, including “XP Investimentos,” “Clear,” “Rico,”
“XP Asset Management,” “Infomoney,” “XP Educação,” “XP Seguros,” “XP Investments,” “Banco Modal S.A.” and “Modal DTVM Ltda.,” and any failure to maintain, protect, and enhance our brands, including through effective marketing and communications strategies, would harm our business.
We have developed well-regarded and widely known brands, including “XP Investimentos,” “Clear,” “Rico,” “XP Asset Management,” “Infomoney,” “XP Educação,” “XP Seguros,” “XP Investments” and “Banco XP” and, after regulatory approval, Banco Modal and Modal DTVM that have contributed significantly (and recently in the case of Modal Group) to the success of our business. Maintaining, protecting, and enhancing our brands are critical to expanding our client base, and that of other third-party partners, as well as increasing engagement with our products and services. This will depend largely on our ability to remain widely known, maintain trust, be a technology leader, and continue to provide high-quality and secure products and services. Any negative publicity about our industry or our company, the quality, reliability and performance of our products and services, our suitability, risk management and business continuity policies and processes, changes to our products and services, our ability to effectively manage and resolve client complaints, our privacy and security practices, litigation, regulatory activity, and the experience of clients with our products or services could adversely affect our reputation and the confidence in and use of our products and services. Harm to our brands can arise from many sources, including failure by us or our partners to satisfy expectations of service and quality, inadequate protection of personal information, compliance failures and claims, litigation and other claims, third-party trademark infringement claims, administrative proceedings at the applicable national trademark offices, employee misconduct, and misconduct by our associated participants, partners, service providers, or other counterparties. If we do not successfully maintain well-regarded and widely known brands, our business could be materially and adversely affected.
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

12	FORM 20-F

«Table of Contents

An increase in volume on our systems or other errors or events could cause them to malfunction.
Most of our trade orders to buy or sell securities or invest in the broad range of asset classes we offer are received and processed electronically. This method of trading is heavily dependent on the integrity of the electronic systems supporting it. While we have never experienced a significant failure of our trading systems, heavy stress placed on our systems during peak trading times could cause our systems to operate at unacceptably low speeds or fail altogether, such as in periods of increased market volatility. Any significant degradation or failure of our systems or the systems of third parties involved in the trading process (e.g., online and internet service providers, the systems of the B3, record keeping and data processing functions performed by third parties, and third-party software), even for a short time, could cause customers to suffer delays in trading. In addition, systems errors, including as a result of human error, could occur. These delays or errors could cause substantial losses for customers and could subject us to claims from these customers for losses or other regulatory penalties or other sanctions or increased settlement disbursements. There can be no assurance that our network structure will operate appropriately in the event of a subsystem, component or software failure or error. Furthermore, we cannot assure you that we will be able to prevent an extended systems failure in the event of a power or telecommunications failure, earthquake, terrorist attack, epidemics or pandemics such as COVID-19, fire or any act of God. Any systems failure, including any infrastructure or other failure outside of our control, that causes interruptions in our operations could have a material adverse effect on our business, financial condition and results of operations.
We rely on a number of external service providers for certain key market information and data, technology, processing and supporting functions.
We rely on a number of external service providers for certain key market information and data, technology, processing and supporting functions, such as Microsoft, SAP and Oracle, among others. These include trading platform, portfolio management and asset allocation services, account opening and management systems, communication systems, registration systems, data control systems, information security systems, anti-fraud systems, trading surveillance systems, exchanges, clearinghouses, accounting and others which are of critical importance for us in order to provide our services to our clients in a satisfactory manner as well as to maintain our internal control systems, including accounting and risk management. These service providers may face technical, operational and security risks of their own, including risks similar to those that we face as described herein. Any significant failures by them, including improper use or disclosure of our confidential customer, employee or company information, could interrupt our business, cause us to incur losses and harm our reputation. Particularly, we have contracted with Bloomberg, Reuters and certain other institutions to allow our clients to access real-time market information data, which are essential for our clients to make their investment decisions and take certain actions (such as making trades). Also, for our accounting, risk management and internal control processes, we rely on several other software services that are subject to malfunction, errors, bugs and/or security issues. Any failure of such information or software providers to update, deliver, prepare or process the data in a timely and/or correct manner as provided in the agreements could lead our clients or us to potential losses, which may in turn affect our business operations and reputation and may cause us to incur losses.
We cannot assure you that our external service providers will be able to continue to provide these services to meet our current needs in an efficient and cost-effective manner, or that they will be able to adequately expand their services to meet our needs in the future. Some external service providers may have assets and infrastructure that are important to the services they provide us that are located in or outside Brazil, and their ability to provide these services is subject to risks from unfavorable political, economic, legal or other developments, such as social or political instability, changes in governmental policies or changes in the applicable laws and regulations of the jurisdictions in which their assets and operations are located.
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
In addition, we depend on the efficient and uninterrupted operation of numerous systems, including our computer systems, software, data centers and telecommunications networks, as well as the systems of third parties. Our systems and operations, or those of our third-party providers, could be exposed to damage or interruption from, among other things, fire, natural disaster, power loss, telecommunications failure, unauthorized physical entry and computer viruses. We do not maintain insurance policies specifically for property and business interruptions. Defects in our systems or those of third parties, errors or delays in the processing of transactions, telecommunications failures or other difficulties could result in:
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
•harm to our business or reputation resulting from negative publicity;

14	FORM 20-F

«Table of Contents

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
We are dependent upon the ability and experience of a number of key personnel who have substantial experience with our operations, the financial services industry and the markets in which we offer our products and services. Many of our key personnel have worked for us for a significant amount of time or were recruited by us specifically due to their industry experience. It is possible that the loss of the services of one or a combination of our senior executives or key managers, including our chief executive officer, could have a material adverse effect on our business, financial condition and results of operations. See “Item 6. Directors, Senior Management and Employees—A. Directors and Senior Management—Executive Officers.”
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

15	FORM 20-F

«Table of Contents

We are subject to increasing scrutiny from certain investors with respect to the societal and environmental impact of investments made at our platform, which may constrain capital deployment opportunities and adversely impact our ability to attract new customers or raise capital.
In recent years, certain investors, including public pension funds, have placed increasing importance on the negative impacts of investments made by the private equity and other funds to which they commit capital, including with respect to ESG matters. Certain investors have also demonstrated increased activism with respect to existing investments, including by urging asset managers to invest or refrain from investing in securities of certain companies and/or industries. Increased focus and activism related to ESG and similar matters and the demands of certain investors, including public pension funds, may further limit the types of investments that are available to our customers through our platform or to investments by the funds we manage, including our ability to raise capital and deploy such resources, which may impact our Client Assets and AUM and, therefore, our related fees. In addition, investors, including public pension funds, may decide to withdraw capital from our platform or funds we manage or to not commit capital to future fundraises as a result of their assessment of our approach to and consideration of the social cost of investments made by our operations or companies that received investments from the funds we manage. To the extent our access to capital from investors, including public pension funds, is impaired, we may not be able to maintain or increase the size of our funds or raise sufficient capital for new funds, which may adversely impact our revenues. For further information on our ESG matters, see “Item 6. Directors, Senior Management and Employees—C. Board Practices – Environmental, Social and Governance Committee.”
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
In November 2024, the Brazilian Central Bank published CMN Resolution No. 5,185, which requires financial institutions to prepare and disclose, along with their financial statements, the sustainability-related financial information report, in accordance with the pronouncements IFRS S1 - General Requirements for Disclosure of Sustainability-related Financial Information and IFRS S2 - Climate-related Disclosures, issued by the International Sustainability Standards Board (ISSB) and approved by the Brazilian Sustainability Pronouncements Committee (CBPS). Preparation and disclosure of the report is mandatory for all institutions that currently disclose consolidated annual financial statements adopting international accounting standards in accordance with the pronouncements issued by the International Accounting Standards Board (IASB), which are institutions incorporated as publicly traded companies or which are leaders of prudential conglomerates classified in the S1, S2 or S3 segment. The measure also stipulates that the report must be subject to reasonable assurance by an independent auditor.
The Company is subject to general Social, Environmental and Climate Risks, associated to the Company’s business, which may adversely impact its operations and financial/reputational standing.
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

16	FORM 20-F

«Table of Contents

Social, Environmental, and Climate risks can directly affect our daily activities, as well as indirectly impact our relationship with clients and operations we support in some way. Our daily activities as well as our revenues, AuC and AUM can be directly impacted by: (i) increased compliance costs for meeting new regulations related to social, environmental, and climate issues set by various regulatory bodies that require us to exercise greater control and disclose more information to regulators and stakeholders; (ii) restrictions on opening new accounts, conducting operations, and launching new products that are not aligned with the company's Environmental, Social, and Climate Responsibility Policy, or “PRSAC”; (iii) difficulties in raising capital and attracting new clients and investors due to greater activism and scrutiny from clients, investors, and multilateral agencies related to social, environmental, and climate issues (see “—Certain Risks Relating to Our Business and Industry — We are subject to increasing scrutiny from certain investors with respect to the societal and environmental impact of investments made at our platform, which may constrain capital deployment opportunities and adversely impact our ability to attract new customers or raise capital”); (iv) physical damage to our facilities due to extreme weather events, resulting in increased costs; (v) financial impact from receiving fines or having our activities halted due to non-compliance with social, environmental, and climate regulations; and (vi) reputational impact if we fail to meet voluntary commitments we have made, which could also impact the market value of our brand.
Through our relationship with our clients, we may be impacted by: (i) the deterioration of credit quality in our loan portfolio and the consequent increase in delinquencies due to social, environmental, or climatic events affecting our clients and operations, either through some eventual social, environmental, or climatic damage, a decrease in profitability and an increase in costs to our company or sector arising from physical or transitional climate risks and non-compliance with social, environmental, or climatic laws and regulations, which could also adversely affect our profitability; (ii) social, environmental, or climatic events related to clients and operations we support, which could adversely affect the value of our brand and our reputation; (iii) risk of indirect liability related to social, environmental or climatic damage caused by clients and operations we finance; (iv) deterioration of financial and non-financial collateral due to social, environmental, or climatic events, such as the reduction of market value of a company's stocks or assets, a decrease in the financial value of properties that may be contaminated, affected by physical impacts of climate change, or non-compliance with social and environmental legislation related to the property, reducing the recoverable value in our portfolios; and (v) the deterioration of the market value of companies in our proprietary portfolios due to social, environmental, or climatic events, adversely impacting our revenue and profitability.
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

17	FORM 20-F

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
A significant portion of our revenues is derived from one of our principal operating subsidiaries, XP CCTVM. For the years ended December 31, 2024, 2023 and 2022, the average net revenue of XP CCTVM represented 51% of our total consolidated net revenue. We expect that we will continue to depend on XP CCTVM for a significant portion of our revenues for the foreseeable future, and any decrease in the revenue of XP CCTVM or any other event significantly affecting XP CCTVM may have a material adverse effect on our financial condition and results of operations.
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

18	FORM 20-F

«Table of Contents

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

19	FORM 20-F

«Table of Contents

Requirements associated with being a public company in the United States may strain our resources, require significant company resources and management attention and we may not be able to comply with these requirements in a timely or cost-effective manner.
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

20	FORM 20-F

«Table of Contents

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
The laws regulating privacy rights and data protection have evolved considerably over recent years. Prior to August 2018, when the LGPD was enacted, practices involving the processing of personal data has been governed by certain sectorial laws, such as the Consumer Defense Code (Law No. 8,078/1990) and the aforementioned “Law No. 12,965/2014.” Since then, the LGPD has imposed more restrictive requirements regarding the collection and processing of personal data by regulated organizations, such as XP.
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

21	FORM 20-F

«Table of Contents

Compliance with the LGPD is required since the date it became effective, and all administrative fines and sanctions are currently enforceable by the National Data Protection Authority (Autoridade Nacional de Proteção de Dados) or “ANPD,” which acts as the main regulatory authority over the subject, and can investigate and sanction the processing activities of controllers. Nonetheless, data subjects, the public prosecutor’s offices and private associations, for example, are also able to file lawsuits to enforce the provisions of the LGPD and seek redress. Moreover, the LGPD does not preclude the imposition of administrative sanctions set forth in other laws dealing with privacy and data protection matters, such as the Consumer Defense Code and the Brazilian Internet Law (Marco Civil da Internet). These administrative sanctions could be enforced by other public authorities, such as the public prosecutor’s offices and consumer protection agencies together with sanctions and fines under the LGPD.
We cannot assure you that our LGPD compliance efforts will be deemed appropriate or sufficient by regulatory authorities or by courts of competent jurisdiction.
To enhance compliance with the LGPD, we have appointed Data Protection Officer (DPO) and assembled a team specializing in privacy and the protection of personal and sensitive data and tasked with overseeing our compliance with the LGPD. Furthermore, ANPD is working to promote additional regulation on several aspects of the LGPD. The 2025-2026 regulatory schedule is focused on topics that include biometric data, personal data of children and teens, good practice and governance rules, a Guidelines for the National Policy on the Protection of Personal Data and Privacy, legal hypotheses for consent and credit protection, and technical and administrative security measures, among other issues. These developments could require us to change our business practices, implement additional measures to adapt our personal data processing activities, or expose us to regulatory oversight and sanctions. This could adversely affect our business, financial condition, or results of operations.
Any additional privacy laws or regulations enacted or approved in Brazil or in other jurisdictions in which we operate could cause us to incur costs to conform to any new requirements, expose us to uninsured liability, increase our risk of regulatory scrutiny, subject us to lawsuits, and result in the imposition of material penalties and fines under state and federal laws or regulations, which could materially harm our business, financial condition or results of operations.
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

22	FORM 20-F

«Table of Contents

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
We are subject to the Economic Substance Regime in the Cayman Islands.
The Cayman Islands enacted the International Tax Co-operation (Economic Substance) Act (As Revised) (the “Economic Substance Act”). The Economic Substance Act is supplemented by the issuance of related Guidance on Economic Substance for Geographically Mobile Activities, version 3.2 of which was issued in July 2022. We are currently subject to the Economic Substance Act. Given our business activities and operations may change from time to time, it is difficult to predict if we will continue to be subject to the Economic Substance Act and the impact that the Economic Substance Act could have on us and our subsidiaries. For example, compliance with any applicable obligations may create significant additional costs that may be borne by us or otherwise affect our management and operation. We will continue to consider the implications of the Economic Substance Act on our business activities and operations and reserve the right to adopt such arrangements as we deem necessary or desirable to comply with any applicable requirements.
Changes in tax laws, tax incentives, benefits or differing interpretations of tax laws may adversely affect our results of operations.
Changes in tax laws, regulations, related interpretations and tax accounting standards in Brazil, the United States or the United Kingdom (countries where we operate), or the Cayman Islands, may result in a higher tax rate on our earnings, which may significantly reduce our profits and cash flows from operations. For example, social contribution on net profits, or “CSLL,” are typically levied in Brazil at a rate of 9%. However, financial institutions (i.e., XP CCTVM) and insurance companies (i.e., XP Vida e Previdência) are subject to a higher CSLL rate of 15%, while as of March 2020, Brazilian banks (i.e., Banco XP) are subject to a CSLL rate of 20%. In July 2021, Law No. 14,183/2021 increased the CSLL rate by 5% for all Brazilian financial entities until December 2021 (Brazilian banks were subject to a CSLL rate of 25% until December 31, 2021) and for all other financial entities, including insurance companies (these companies were subject to a CSLL rate of 20%, until December 31, 2021). During the period in which the 5% rate increase was in effect, the combined rate of taxes of income, which includes corporate income tax, or “IRPJ and CSLL,” was 50% for banks and 45% for all other financial institutions. As of January 1, 2022, the aggregate income tax rate (IRPJ and CSLL) applied specifically to Brazilian banks returned to 45% while the combined income tax rate for other financial institutions (i.e., XP CCTVM and XP Vida e Previdência) returned to 40%. However, with the enactment of Federal Law No. 14,446/2022, the rate of CSLL applied for all financial entities was increased in 1% until December 12, 2022 (Brazilian banks were subject to CSLL rate of 26% while all other financial entities, including insurance companies, were subject to a rate of 21%).
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

23	FORM 20-F

«Table of Contents

In January 2025 was enacted Supplementary Law No. 214, publicly known as the VAT Reform. This legislation aims to consolidate certain taxes (i.e., ICMS, IPI, ISS and PIS/COFINS), currently levied on revenues from the sales of goods and services, into three principal taxes: Goods and Services Tax (“IBS”), Contribution on Goods and Services (“CBS”) and the Excise Tax (“IS”). As of the date of this annual report, the VAT Reform is pending a regulation, which will establish the applicable rates.
In addition, the Brazilian government is expected to introduce proposals for income tax reform during the course of 2025.
The Supplementary Law No. 214 and proposal for income tax, if is enacted, may harm our profitability by increasing our tax liabilities, increasing our tax compliance costs, or otherwise affecting our financial condition, results of operations and cash flows.
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

24	FORM 20-F

«Table of Contents

The credit quality of our loan portfolio may deteriorate beyond expectations and our collateral supporting our loan portfolio may be insufficient to cover our outstanding exposure, which would have a material adverse effect on our business, financial condition and results of operations.
Risks arising from changes in credit quality and the recoverability of amounts due from counterparties are inherent in many aspects of our businesses, in particular our collateralized credit products business. We expect the amount of reported non-performing loans to increase in the future on an absolute basis as a result of the expected growth in our total loan portfolio, the credit quality of which may turn out to be worse than anticipated. The amount of reported non-performing loans may also increase due to factors beyond our control, such as adverse changes in the credit quality of our borrowers and counterparties or a general deterioration in economic conditions in the markets in which we operate. Our provisions for credit losses are based on our current assessments and expectations concerning various factors affecting the quality of our loan portfolio. These factors include, among other things, our borrowers’ financial condition, government macroeconomic policies, interest rates, exchange rates, tariffs and the legal and regulatory environment. As many of these factors are beyond our control and there is no infallible method for predicting loan and credit losses, we cannot guarantee that our current or future reserves for credit losses will be sufficient to cover actual losses. If our assessment of and expectations concerning the above-mentioned factors differ from actual developments, if the quality of our total loan portfolio deteriorates beyond expectations, for any reason, or if the future actual losses exceed our estimates of expected losses, we may be required to increase our provisions for credit losses, which may adversely affect our financial condition. As such, any unexpected increase in the level of our non-performing loans could have a material adverse effect on our financial condition.
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

25	FORM 20-F

«Table of Contents

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

26	FORM 20-F

«Table of Contents

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

27	FORM 20-F

«Table of Contents

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

28	FORM 20-F

«Table of Contents

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
•users may not like, find useful or agree with any changes;
•there may be defects, errors or failures on our platform;
•there may be negative publicity about our financial products and services or our platform’s performance or effectiveness;

29	FORM 20-F

«Table of Contents

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
As of December 31, 2024, our balance sheet includes goodwill and intangible assets that amounted to R$4,139 million. These assets consist primarily of identified goodwill and intangible assets associated with our acquisitions and investments in associates and joint ventures. We also expect to engage in additional acquisitions and investments in associates and joint ventures, which may result in our recognition of additional goodwill and intangible assets. Under current accounting standards, we are required to amortize certain intangible assets over the useful life of the asset, while certain other intangible assets (including goodwill) are not amortized. On at least an annual basis, we assess whether there have been impairments in the carrying value of certain intangible assets and goodwill. If the carrying value of the asset is determined to be impaired, then it is written down to fair value by a charge to operating earnings. An impairment of a significant portion of goodwill and intangible assets could have a material adverse effect on our business, financial condition and results of operations.
If we do not respond to rapid technological changes, our services could become obsolete and we could lose customers.
To remain competitive, we must continue to enhance and improve the functionality and features of our services. We may face material delays in introducing new services, products and enhancements. If this happens, our customers may forgo the use of our websites and use those of our competitors. If competitors introduce new products and services using new technologies, including artificial intelligence (“AI”) tools or technologies or if new industry standards and practices emerge, our existing technology and systems may become obsolete. Our failure to respond to technological change or to adequately maintain, upgrade and develop our computer network and the systems used to process customers’ orders and payments, or if our competitors adopt AI or generative AI more quickly or more effectively than we do, this could harm our business, prospects, financial condition and results of operations.
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
In addition, in September and November 2023, respectively, BSM and ANBIMA issued new rules regarding the contractual relationships between influencers and broker dealer firms such as XP CCTVM. Moreover, in November 2023, the CVM opened a public hearing to debate the scope of the duties and responsibilities of regulated entities (such as XP CCTVM) when hiring and/or interacting with digital influencers. These new rules may expose us to additional risks in connection with contractual arrangement we enter into with influencers (e.g., conflicts of interests, validation and disclosure of documents containing services offered by XP CCTVM).

30	FORM 20-F

«Table of Contents

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
•import and export controls and tariffs;
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

31	FORM 20-F

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
According to the National Consumer Price Index (Índice Nacional de Preços ao Consumidor Amplo), or “IPCA,” which is published by the Brazilian Institute of Geography and Statistics (Instituto Brasileiro de Geografia e Estatistica), or “IBGE,” Brazilian inflation rates were 4.8%, 4.6%, and 5.8% for the years ended as of December 31, 2024, 2023 and 2022, respectively. Brazil may experience high levels of inflation in the future and inflationary pressures may lead to the Brazilian government’s intervention in the economy and introducing policies that could harm our business and the trading price of our Class A common shares. One of the tools used by the Brazilian government to control inflation levels is its monetary policy, specifically relating to interest rates. An increase in the interest rate restricts the availability of credit and reduces economic growth, and vice versa. During recent years there has been significant volatility in the official Brazilian interest rate. The base interest rate (Sistema Especial de Liquidação e Custódia), or “SELIC rate,” that ranged from 14.25% on December 31, 2015 to 2.00% on December 31, 2020. This rate is set by the Monetary Policy Committee of the Central Bank (Comitê de Política Monetária), or “COPOM.” On March 18, 2021, the COPOM raised the SELIC rate to 2.75% and gradually increased the SELIC rate to 13.75% on August 3, 2022. In 2023, COPOM reversed this trend, decreasing the SELIC rate to 13.25% on August 3, 2023, to 12.75% on September 21, 2023, to 12.25% on November 2, 2023, to 11.75% on December 13, 2023, to 11.25% on January 31, 2024 and to 10.75% on March 20, 2024. As of April 25, 2024, the SELIC rate was 10.75%. As of May 05, 2024 SELIC rate was reduced to 10.50% until September 18, 2024 when COPOM reversed the trend and increased SELIC rate to 10.75%, on November 6, 2024 to 11.25%, on December 11, 2024 to 12.25%, on January 29, 2025 to 13.25% and on March 19, 2025 to 14.25%, which still the same on April 2024. Increases in inflation in the past years, particularly during the COVID-19 pandemic, led to more stringent monetary policies and interest rate increases by the COPOM. Any further increase in inflation may trigger further price volatility and the need for further interest rate increases, which could negatively affect our business and increase our indebtedness. Any change in interest rates, in particular any volatile swings, could adversely affect our growth, results of operations and financial condition, mainly by affecting product mix and client sentiment in the short term.

32	FORM 20-F

«Table of Contents

Also, in 2021, Complementary Law No. 179 (Lei Complementar No. 179) was enacted to grant more stability to the Central Bank’s president and its officers and restricting the possibilities of removal from office by the President of Brazil and therefore reducing influence on the execution of monetary policies established by the COPOM. Recently, Luis Inácio Lula da Silva, the current President of Brazil, mentioned that such law could be rediscussed. If Complementary Law No. 179 is revoked or amended, reducing stability of Central Bank’s president and officers, there can be new uncertainties regarding possible future governmental intervention and increase volatility in the Brazilian capital markets. Moreover, any reduction on interest rates due to political pressure may increase inflation in the future.
Exchange rate instability may have adverse effects on the Brazilian economy, us and the price of our Class A common shares.
The Brazilian currency has been historically volatile and has been devalued frequently over the past three decades. Throughout this period, the Brazilian government has implemented various economic plans and used various exchange rate policies, including sudden devaluations, periodic mini-devaluations (during which the frequency of adjustments has ranged from daily to monthly), exchange controls, dual exchange rate markets and a floating exchange rate system. Although long-term depreciation of the real is generally linked to the rate of inflation in Brazil, depreciation of the real occurring over shorter periods of time has resulted in significant variations in the exchange rate between the real, the U.S. dollar and other currencies. In 2022, the real appreciated 6.5% to R$5.218 per US$1.00. In December 31, 2023 The real/U.S. dollar exchange rate reported by the Central Bank was R$4.841 per US$1.00, which reflected a 7.2% appreciation of the real against the U.S. dollar during 2023. As of December 31, 2024, the real/U.S. dollar exchange rate reported by the Central Bank was R$6.192 per US$1.00, a depreciation of 27.7% of the real since December 31, 2023. There can be no assurance that the real will not appreciate or further depreciate against the U.S. dollar or other currencies in the future.
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
Our performance depends on the overall health and growth of the Brazilian economy. Brazilian GDP growth has fluctuated over the past few years, with a contraction of 4.1% in 2020, and a growth of 4.6% in 2021, 2.9% in 2022, 2.9% in 2023 and 3.4% in 2024. Growth is limited by inadequate infrastructure, including potential energy shortages and deficient transportation, logistics and telecommunication sectors, general strikes, the lack of a qualified labor force and the lack of private and public investments in these areas, which limit productivity and efficiency. Any of these factors could lead to labor market volatility and generally impact income, purchasing power and consumption levels, which could limit growth and ultimately have a material adverse effect on us.

33	FORM 20-F

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
On November 5, 2024, Donald Trump won the presidential election in the United States and assumed office as the 47th President of the United States on January 20, 2025. The U.S. president has considerable influence, which may materially and adversely global economy and political stability. We cannot ensure that the Trump administration will adopt policies designed to promote macroeconomic stability and fiscal discipline, as well as domestic and foreign investment, which may materially and adversely impact the trading price of securities of Brazilian issuers, including our common shares. Economic uncertainty, geopolitical tensions, proposed policies including tariffs, reciprocal tariffs, trade restrictions or export controls may also create uncertainty in the Brazilian economy. These developments, as well as potential crises and other forms of political instability or any other as of yet unforeseen development, may harm our business and the price of our Class A common shares.
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
We may incur losses as a result of unforeseen or catastrophic events, including the emergence of a pandemic, cybersecurity incidents and events, terrorist attacks, war, trade policies, military conflict, climate-related incidents or other natural disasters.
The occurrence of unforeseen or catastrophic events, including the emergence of a pandemic, such as COVID-19, or other widespread health emergency (or concerns over the possibility of such an emergency), cybersecurity incidents and events, terrorist attacks, war, trade policies, military conflict, extreme climate-related incidents or events or other natural disasters, could create economic and financial disruptions, and could lead to operational difficulties (including travel limitations) that could impair our ability to manage our businesses. For instance, the spread of illnesses or pandemics has, and could in the future, cause illness, quarantines, various shutdowns, reduction in business activity and financial transactions, labor shortages, supply chain interruptions and overall economic and financial market instability. Governmental responses to such incidents may disrupt supply chains and otherwise continue to reduce international trade and business activity, and result in increased unemployment rates in Brazil, which may decrease the flow of money into investments and increase withdrawal of funds from investment and other financial products, negatively impacting our business. This may result in changes in fair value of assets and liabilities that are recognized in our income statement. Economic slowdowns and market downturns caused by pandemics, epidemics or similar crises could also negatively impact specific portfolios through negative ratings migration and higher than expected losses, potentially leading clients to redirect investments away from us and to more traditional financial institutions, as well as reduced management fees from our asset management businesses, which are required to meet certain criteria to earn performance fees. We may be unable to meet our financial targets as a result of similar incidents.

34	FORM 20-F

«Table of Contents

In addition, geopolitical and military conflict and war between Russia and Ukraine and Israel, Hamas and other countries and terrorist organizations, have and will continue to result in instability and adversely affect the global economy or specific markets, which could continue to have an adverse impact or cause volatility in the financial services industry generally or on our results of operations and financial conditions. In addition, these geopolitical tensions can cause an increase in volatility in commodity and energy prices, creating supply chain issues, and causing instability in financial markets. Sanctions imposed by the United States, EU, the U.K. and other countries in response to such conflicts include financial measures such as freezing Russia’s central bank assets, limiting its ability to access its dollar reserves, the U.S., the EU and the U.K. have also banned people and businesses from dealings with the Russian central bank, its finance ministry and its wealth funds, selected Russian banks will also be removed from Swift messaging system, which enables the smooth transfer of money across borders. Other sanctions by the U.K. include major Russian banks from the U.K. financial system, stopping them from accessing sterling and clearing payments, preventing major Russian companies and the country from raising finances or borrowing money on the U.K. markets, establishing limits on deposits Russians can make at U.K. banks and other sanctions against Iran and North Korea. The U.S., the EU and the U.K. adopted personal measures, such as sanctions on individuals with close ties to Mr. Putin, and placed visa restrictions on several oligarchs, as well as their family members and close associates, and froze their assets. These actions could further adversely impact the financial markets and the global economy, and any economic countermeasures by the affected countries or others, could exacerbate market and economic instability.
While the precise effect of the ongoing armed conflict and these sanctions on the Russian, the Middle Eastern and global economies remains uncertain, should tensions continue to increase, markets may face continued volatility as well as economic and security consequences including, but not limited to, supply shortages of different kinds, increases in prices of commodities, including piped gas, oil and agricultural goods, among others. Given that Russia and Ukraine are among the largest grain exporters in the world, impacts on financial markets, inflation, interest rates, unemployment and other matters could affect the global economy that is currently recovering from the effects of the COVID-19 pandemic. Particularly, these effects could result in increased inflation in Brazil and in measures by the Brazilian government to contain inflation, such as raising the basic interest rate (SELIC rate), which could materially impact the cost of debt and third-party capital for financing and investing activities across industries.
As of December 31, 2024, we did not have any relevant direct or indirect exposure to Russia, Belarus, Ukraine or Israel through our operations, employee base, investments, suppliers or securities trading. However, such conflict may affect the global economy and its uncertainty may cause an increase of costs related to certain financial operations, such as hedge instruments, which may affect our financial results.
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
The rating agencies began to review Brazil’s sovereign credit rating in September 2015. Subsequently, the three major rating agencies have downgraded Brazil’s investment-grade status on multiple occasions:
•In 2015, Standard & Poor’s initially downgraded Brazil’s credit rating from BBB-negative to BB-positive and subsequently downgraded it again from BB-positive to BB, maintaining its negative outlook, citing a worse credit situation since the first downgrade. On January 11, 2018, Standard & Poor’s further downgraded Brazil’s credit rating from BB to BB-negative, and on December 11, 2019, the agency affirmed the rating at BB-negative and revised the outlook on Brazil to positive. On April 6, 2020, the rating was reaffirmed as BB-negative with stable outlook, reflecting uncertainties stemming from the COVID-19 pandemic. On June 14, 2022, Standard & Poor reaffirmed Brazil’s BB- rating and stable outlook. On June 14, 2023, the agency affirmed the rating at BB- and revised the outlook on Brazil to positive. On December 19, 2023, the agency raised its rating from BB- to BB and revised the outlook on Brazil to stable.
•In December 2015, Moody’s placed Brazil’s Baa3’s issue and bond ratings under review for downgrade and subsequently downgraded the issue and bond ratings to below investment grade, at Ba2 with a negative outlook, citing the prospect of a further deterioration in Brazil’s debt indicators, taking into account the low growth environment and the challenging political scenario. On April 9, 2018, Moody’s revised the outlook to stable, reaffirming the Ba2 rating. On May 25, 2021, April 12, 2022 and October 20, 2023, Moody’s reaffirmed Brazil’s Ba2 rating and stable outlook. On October 1, 2024, Moody’s increased Brazil’s long-term issuer rating from Ba2 to Ba1 and maintained a positive outlook.

35	FORM 20-F

«Table of Contents

•Fitch downgraded Brazil’s sovereign credit rating to BB-positive with a negative outlook, citing the rapid expansion of the country’s budget deficit and the worse-than-expected recession. In February 2018, Fitch downgraded Brazil’s sovereign credit rating again to BB-negative, citing, among other reasons, fiscal deficits, the increasing burden of public debt and an inability to implement reforms that would structurally improve Brazil’s public finances. In July 2022, Fitch reaffirmed Brazil’s credit rating as BB-, but revised the outlook from negative to stable due to better-than-expected evolution of public finances amid successive shocks in recent years. In December 2022, Fitch reaffirmed Brazil’s BB- rating and stable outlook, but highlighted high uncertainties regarding the plans from the new government elected and its impacts over economic and fiscal challenges. On July 26, 2023, Fitch upgraded Brazil’s credit rating at BB and changed its outlook on Brazil’s credit rating to a stable outlook. On June 27, 2024, Fitch affirmed Brazil’s credit rating at BB and stable outlook.
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
XP Control owns 100.0% of our outstanding Class B common shares, which represents approximately 70.43% of the voting power of our issued share capital, and controls all matters requiring shareholder approval. This concentration of ownership and voting power limits your ability to influence corporate matters.
As of December 31, 2024, XP Control controlled our company and did not hold any of our Class A common shares, but beneficially owned 19.24% of our issued share capital through their beneficial ownership of an aggregate of 100.0% of our outstanding Class B common shares, and consequently, 70.43% of the combined voting power of our issued share capital. Our Class B common shares are entitled to 10 votes per share and our Class A common shares are entitled to one vote per share. Our Class B common shares are convertible into an equivalent number of Class A common shares. As a result, XP Control controls the outcome of all decisions at our shareholders’ meetings, and is able to elect a majority of the members of our board of directors. The decisions of XP Control on these matters may be contrary to your expectations or preferences, and it may take actions that could be contrary to your interests. XP Control is able to prevent any other shareholders, including you, from blocking these actions.
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
Under our Memorandum and Articles of Association, the holder of our Class B common shares, XP Control is entitled to preemptive rights to purchase additional common shares in the event that there is an increase in our share capital and additional common shares are issued, upon the same economic terms and at the same price, in order to maintain their proportional ownership interests, which are approximately 19.24% of our outstanding shares. The exercise by XP Control of its preemptive rights with respect to our Class B common shares may impair our ability to raise funds, or adversely affect the terms on which we are able to raise funds, as we may not be able to offer to new investors the quantity of our shares that they may desire to purchase. For more information, see “Item 10. Additional Information—B. Memorandum and Articles of Association—Preemptive or Similar Rights.”
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

36	FORM 20-F

«Table of Contents

As of December 31, 2024, we had 434,047,695 Class A common shares and 103,375,726 Class B common shares issued and outstanding. The Class A common shares sold in our public offering are freely tradable without restriction or further registration under the Securities Act by persons other than our affiliates within the meaning of Rule 144 of the Securities Act.
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
Sales of substantial amounts of our Class A common shares in the public market, or the perception that these sales may occur, could cause the market price of our Class A common shares to decline. This could also impair our ability to raise additional capital through the sale of our equity securities. Under our Articles of Association, we are authorized to issue up to 3,500,000,000 shares, of which 537,423,421 common shares were outstanding as of December 31, 2024. We cannot predict the size of future issuances of our shares or the effect, if any, that future sales and issuances of shares would have on the market price of our Class A common shares.
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
Each Class A common share entitles its holder to one vote per share and each Class B common share entitles its holder to 10 votes per share, so long as the total number of votes of the issued and outstanding Class B common shares represents at least 10% of the voting share rights of the Company. As of December 31, 2024, the beneficial owner of our Class B common shares consisted of XP Control with 100.0% of the Class B common shares issued and outstanding. Due to the ten-to-one voting ratio between our Class B and Class A common shares, our controlling shareholder, XP Control, controls a majority of the combined voting power of our common shares and therefore is able to elect a majority of the members of our board of directors, so long as the total number of the issued and outstanding Class B common shares is at least 10% of the voting share rights of the Company.

37	FORM 20-F

«Table of Contents

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

38	FORM 20-F

«Table of Contents

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

39	FORM 20-F

«Table of Contents

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

40	FORM 20-F

«Table of Contents

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
Under the Internal Revenue Code of 1986, as amended, or the “Code,” we will be a passive foreign investment company, or “PFIC,” for any taxable year in which, after the application of certain look-through rules with respect to subsidiaries, either (1) 75% or more of our gross income consists of “passive income”; or (2) 50% or more of the average quarterly value of our assets consists of assets that produce, or are held for the production of, “passive income.” Passive income generally includes dividends, interest, certain non-active rents and royalties, and capital gains. Based on our operations, income, assets and certain estimates and projections, including as to the relative values of our assets, including goodwill, which is based on the market price of our Class A common shares, we do not believe we were a PFIC for our 2024 taxable year. However, there can be no assurance that the Internal Revenue Service, or the “IRS” will agree with our conclusion. In addition, whether we will be a PFIC in 2025 or in any future year is uncertain because, among other things, our PFIC status for any taxable year will depend on the composition of our income and assets and the value of our assets from time to time (which may be determined, in part, by reference to the market price of our Class A common shares, which could be volatile). Accordingly, there can be no assurance that we will not be a PFIC for any taxable year.
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

41	FORM 20-F

«Table of Contents

ITEM 4. INFORMATION ON THE COMPANY
A.    History and Development of the Company
We are a Cayman Islands exempted company incorporated with limited liability on August 29, 2019 for purposes of effectuating our initial public offering. At the time of our incorporation, XP Controle (the predecessor-in-interest to XP Control), Itaú Unibanco (the predecessor-in-interest to ITB Holding and Itaú Unibanco Holding), G.A. Brasil IV Fundo de Investimento em Participações (the predecessor-in-interest to GA Bermuda) and DYNA III held 2,036,988,542 shares (prior to giving effect to the Share Split) of XP Brazil, our Brazilian principal non-operating holding company at the time.
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

42	FORM 20-F

«Table of Contents

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
On June 8, 2022, we purchased 1,056,308 outstanding Class B common shares from Itaú Unibanco S.A.
On November 10, 2022, we purchased 5,500,000 outstanding Class A common shares from Itaúsa S.A.
In 2024, we made certain corporate governance enhancements that included (i) the creation of a majority-independent board, (ii) enhancements to our Board committees and (iii) the transition from slate director elections to individual director elections. We believe that strong corporate governance is an essential component to ensure that we achieve leadership in transforming the financial markets as an accountable institution on behalf of our clients, shareholders, and other stakeholders. In considering potential enhancements to our governance structure, the Board focused on augmenting its oversight capabilities.
•Creation of a Majority-Independent Board. The Company enhanced the level of independent oversight in the boardroom by increasing the number of independent directors. Following the Annual Meeting of Shareholders on May 24, 2024, the Board became majority-independent, currently composed of five Independent Directors, three Non-Independent Directors, and Founder and Chairman Guilherme Benchimol. A majority-independent board ensures a greater voice for shareholders not affiliated with the Company’s controlling shareholders while enhancing the skill set represented on the Board.
•Enhancements to our Board Committees.
◦Two New Committees. We created two new committees to provide the oversight necessary to execute our sustainable growth strategy: one responsible for overseeing our identification, assessment and management of key risks, including those relating to cybersecurity, climate, credit, market, liquidity, and ESG factors (the Risks, Credit and ESG Committee); and another responsible for overseeing the development and implementation of our business strategies, and evaluating the performance of such business strategies (the Strategy and Performance Committee).
◦Expanded Scope of the Compensation Committee. To enhance the Board’s oversight of talent management beyond the Company’s executive team, and to oversee governance issues, we expanded the scope of the Compensation Committee and changed its name to the Compensation, People, Nominating and Governance Committee.
•Elimination of Slate Director Elections. Eliminating slate elections enables shareholders to vote on directors on an individual basis, enhancing director accountability to shareholders.
Our group is currently composed of 43 entities, including XP Inc. and our 42 subsidiaries, 42 of which are controlled by us, 36 of which are incorporated in Brazil and 8 of which are incorporated in other countries. Please read the information in the section entitled “Item 4. Information on the Company—C. Organizational Structure” for a more thorough description of the operations of our subsidiaries.
As of December 31, 2024, we had a total of 537,423,421 common shares issued, 103,375,726 of these shares are Class B common shares beneficially owned by XP Control, and 434,047,695 of these shares are Class A common shares owned by investors.
Material Operating Subsidiaries
XP Investimentos Corretora de Câmbio, Títulos e Valores Mobiliários S.A., or “XP CCTVM”
XP CCTVM is a Brazilian broker-dealer entity and the core entity of the group, with the highest concentration of the group’s employees. All retail clients of XP Investimentos (including XP Direct and through our IFA network), Clear and Rico brands onboard and access all the products in our investment platform through XP CCTVM. In addition, it provides brokerage and issuer services to institutional and corporate clients. XP CCTVM had assets of R$79,269 million (representing 41.3% of our combined assets) as of December 31, 2022, R$103,289 million (representing 41.5% of our combined assets) as of December 31, 2023, and R$154,407 million (representing 44.4% of our combined assets) as of December 31, 2024. XP CCTVM recorded total revenue and income of R$6,642 million during 2022 (representing 49.8% of our consolidated total revenue and income), R$7,832 million during 2023 (representing 52.7% of our consolidated total revenue and income) and R$7,693 million during 2024 (representing 45.2% of our consolidated total revenue and income).

43	FORM 20-F

«Table of Contents

XP Gestão de Recursos Ltda., or “XP Gestão”
XP Gestão, founded in 2005, was the first asset management firm within the group. It manages mutual funds focused on stocks and macro strategies, which are distributed to our retail clients via XP CCTVM and to institutional clients. XP Gestão had assets of R$106 million (representing 0.1% of our combined assets) as of December 31, 2022, R$108 million (representing 0.04% of our combined assets) as of December 31, 2023 and R$89,1 million (representing 0.03% of our combined assets) as of December 31, 2024. XP Gestão recorded total revenue and income of R$99 million during 2022 (representing 0.7% of our consolidated total revenue and income), R$90.8 million during 2023 (representing 0.6% of our consolidated total revenue and income) and R$62,7 million during 2024 (representing 0.4% of our consolidated total revenue and income).
XP Advisory Gestão de Recursos Ltda., or “XP Advisory”
XP Advisory is a Brazilian asset management firm focused on single client mandates, including managing exclusive funds and managed portfolios for our high-net-worth retail clients via XP CCTVM and managing proprietary treasury funds that constitute part of our Adjusted Gross Financial Assets. XP Advisory had assets of R$45 million (representing 0.02% of our combined assets) as of December 31, 2022, R$48 million (representing 0.02% of our combined assets) as of December 31, 2023 and R$30 million (representing 0.01% of our combined assets) as of December 31, 2024. XP Advisory recorded total revenue and income of R$59 million during 2022 (representing 0.4% of our consolidated total revenue and income), R$49 million during 2023 (representing 0.3% of our consolidated total revenue and income) and R$36 million during 2024 (representing 0.2% of our consolidated total revenue and income).
XP Vista Asset Management Ltda., or “XP Vista”
XP Vista, acquired in 2018, is a Brazilian asset management firm focused on managing passive mutual funds that track market indexes, and mutual and investment funds focused on fixed income, credit, real estate, infrastructure and other alternative strategies, which are distributed to our retail clients (via XP CCTVM) and institutional clients. XP Vista had assets of R$239 million (representing 0.1% of our combined assets) as of December 31, 2022, R$266 million (representing 0.1% of our combined assets) as of December 31, 2023 and R$332 million (representing 0.1% of our combined assets) as of December 31, 2024. XP Vista recorded total revenue and income of R$226 million during 2022 (representing 1.7% of our consolidated total revenue and income), R$225 million during 2023 (representing 1.7% of our consolidated total revenue and income) and R$316,5 million during 2024 (representing 1.9% of our consolidated total revenue and income).
XP Corretora de Seguros Ltda., or “XP Seguros”
XP Seguros, founded in 2008, is a Brazilian insurance broker focused on providing retirement plans, both from our insurance company and from third-party insurance companies, and life insurance products from third-party insurance companies. XP Seguros provides such products to our retail clients through our platform. XP Seguros had assets of R$163 million (representing 0.1% of our combined assets) as of December 31, 2022, R$134 million (representing 0.1% of our combined assets) as of December 31, 2023 and R$229 million (representing 0.1% of our combined assets) as of December 31, 2024. XP Seguros recorded total revenue and income of R$50 million during 2022 (representing 0.4% of our consolidated total revenue and income), R$43 million during 2023 (representing 0.3% of our consolidated total revenue and income) and R$144 million during 2024 (representing 0.8% of our consolidated total revenue and income).
XP Investments US, LLC, or “XP Investments”
XP Investments, founded in 2010, is a broker-dealer registered with the SEC and FINRA, as well as an interdealer broker member with the NFA. With offices in New York and Miami, its key businesses include providing securities brokerage services for institutional and retail investors (most of which are Brazilian) and interdealer brokerage services for institutional traders. XP Investments had assets of R$717 million (representing 0.4% of our combined assets) as of December 31, 2022, R$907 million (representing 0.4% of our combined assets) as of December 31, 2023, and R$1,252 million (representing 0.4% of our combined assets) as of December 31, 2024. XP Investments recorded total revenue and income of R$453 million during 2022 (representing 3.4% of our consolidated total revenue and income), R$481 million during 2023 (representing 3.2% of our consolidated total revenue and income) and R$627 million during 2024 (representing 3.7% of our consolidated total revenue and income).

44	FORM 20-F

«Table of Contents

XPE Infomoney Educação Assessoria Empresarial e Participações Ltda., or “XP Educação”
XP Educação, founded in 2003, focuses on our digital content services, including developing and selling financial education courses and events online and in person to retail clients. XP Educação had assets of R$67 million (representing 0.03% of our combined assets) as of December 31, 2022, R$60 million (representing 0.02% of our combined assets) as of December 31, 2023 and R$62 million (representing 0.02% of our combined assets) as of December 31, 2024. XP Educação recorded total revenue and income of R$11 million during 2022 (representing 0.1% of our consolidated total revenue and income), R$2 million during 2023 (representing 0.01% of our consolidated total revenue and income) and R$70 million during 2024 (representing 0.0004% of our consolidated total revenue and income).
XP Vida e Previdência S.A., or “XP VP”
XP VP was founded in 2017 as a life insurance and retirement plans provider in Brazil. On September 5, 2018, the Superintendence of Private Insurance (Superintendência de Seguros Privados), or “SUSEP,” granted it the authorization to operate as an insurance company in Brazil, and it became operational in April 2019. XP VP had assets of R$46,107 million (representing 24% of our combined assets) as of December 31, 2022, R$56,860 million (representing 23% of our combined assets) as of December 31, 2023 and R$66,645 million (representing 19.2% of our combined assets) as of December 31, 2024. XP VP recorded total revenue and income of R$217 million during 2022 (representing 1.6% of our consolidated total revenue and income), R$271 million during 2023 (representing 1.8% of our consolidated total revenue and income) and R$308 million during 2024 (representing 1.8% of our consolidated total revenue and income).
Banco XP S.A.
Banco XP was founded in 2019 as a financial institution in Brazil. On October 11, 2019, the Central Bank authorized Banco XP to operate as a multipurpose bank, with both commercial and investment banking activities, as well as to carry out transactions in the foreign exchange market. Banco XP had assets of R$79,352 million (representing 41.3% of our combined assets) as of December 31, 2022, R$114,726 million (representing 46.1% of our combined assets) as of December 31, 2023 and R$188,670 million (representing 54.3% of our combined assets) as of December 31, 2024. Banco XP recorded total revenue and income of R$234 million during 2022 (representing 1.8% of our consolidated total revenue and income), R$689 million during 2023 (representing 4.6% of our consolidated total revenue and income) and R$298 million during 2024 (representing 1.8% of our consolidated total revenue and income).
Banco Modal S.A., or “Modal”
Modal, acquired in 2023, is a Brazilian investment and digital banking platform that provides customers traditional banking and investment products and services, including financial educational content and customized financial advice. Modal had assets of R$6,875 million (representing 2.8% of our combined assets) as of December 31, 2023 and R$5,028 million (representing 1.4% of our combined assets) as of December 31, 2024. Modal recorded total revenue and income of R$343 million during 2023 (representing 2.3% of our consolidated total revenue and income) and R$85,405 million during 2024 (representing 0.5% of our consolidated total revenue and income).
For the purposes of the foregoing, combined assets are assets held by each entity directly, as well as their investments in other subsidiaries of ours and are not presented on a consolidated basis.
Acquisitions and New Lines of Business
Banco Modal S.A. acquisition by Banco XP S.A.
On January 6, 2022, we entered into a binding agreement to acquire Banco Modal S.A., or “Modal,” with Banco XP through certain corporate acts pursuant to which Banco XP would deliver up to 19.5 million newly issued XP Inc. Class A common shares in the form of XP BDRs to shareholders of Modal.
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

45	FORM 20-F

«Table of Contents

XP Corretora de Seguros de Riscos Corporativos S.A. or “XP Corretora de Seguros Riscos”
On August 15, 2022, our subsidiary, XP Corretora de Seguros, exercised its call option over the equity of BTR, acquiring 100% of the total share capital of BTR. This acquisition allows XP to further strengthen its operations on the health and benefits front, with a focus on corporate customers. The management of health plans is a priority topic on the corporate market agenda as its represents, in Brazil, one of the largest costs to most companies. We closed the transaction on October 3, 2022. On September 9, 2024 the company’s name has changed to XP Corretora de Seguros de Riscos Corporativos S.A.
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
Acquisition of Minority Stakes in Research Companies
On September 3 and 8, 2021, respectively, we announced the acquisition of minority stakes in two research groups, Suno, Levante and Solaise (also known as OHM Research). On February 2, 2022, we announced the acquisition of a minority stake in another research group, Inside Research S.A. These research companies disseminate analyses and professional knowledge about investments with simple and accessible language. The products are very close to Clear’s customer base, which currently does not have its own analysis area, and we believe this is more than efficient hiring and building such an area at internally. In October 2023, we sold our minority interest in OHM Research and in December 2024 we sold our minority interest in Levante.
Acquisition of Minority Stakes in Asset Managers
In line with our strategy of acquiring minority stakes in asset managers, since 2020 we have invested in relevant asset managers, such as Vista Capital Holding S.A., or “Vista Capital,” Giant Steps Empreendimentos S.A., or “Giant Steps,” Capitânia Holding S.A. or “Capitânia”, Jive Investments Consultoria S.A., or “Jive,” AZ Quest Holding S.A or “AZ Quest”, Newave Holding S.A. or “Newave”, Novus, Encore and Augme. These are all independent investment managers in Brazil, each with different strategies such as credit recovery, real estate, energy sector and distressed strategies. These transactions reinforce our strategy to develop the most complete ecosystem of managers and distributors in Brazil. Additionally, we believe the development of independent asset managers contributes to an increase in secondary market liquidity, helping to democratize access to investment products to more Brazilians.
Acquisition of Minority Stakes in IFA Firms
During the year ended December 31, 2023 and 2024, we have entered into agreements through our subsidiary, XP Controle 5 Participações Ltda, with the largest independent financial adviser firms of our network (Monte Bravo, Fami Capital, Blue3, Manchester, Nomos and Ável, or our “IFA Firms”) and their respective principal shareholders, pursuant to which we have been acquiring minority interests in a holding company that will consolidate the business generated by the main shareholders of the IFA Firms in the financial market, including through the IFA Firms. As of December 31, 2024, we owned minority interests in the holding companies of Monte Bravo, Blue3, Ável, FAMI, SVN and Manchester. We intend to continue to acquire interests in the holding companies of the IFA Firms subject to the satisfaction of customary conditions precedent.
Acquisition of Minority Stake in Ontick Invest Serviços Financeiros S.A.
In 2024, we announced the acquisition of a minority stake in Ontick Invest Serviços Financeiros S.A. or “Ontick,” a holding company which operates in the development and licensing of customizable computer programs and securities analysis. We closed the transaction on July 24, 2024.
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

46	FORM 20-F

«Table of Contents

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
B.    Business Overview
Our Mission
Our mission is to transform the financial markets in order to improve people’s lives in Brazil, which is the tenth largest economy in the world with over 203 million people in 2023 and a GDP of R$13.1 trillion (approximately US$2.2 trillion) in 2024, according to the IBGE and FMI. We believe the financial services industry in Brazil is inefficient and expensive by international standards and provides poor client experiences. Brazil’s investments industry is highly concentrated and we estimate our Individual’s Client Assets as of December 31, 2024 to account for nearly 12% of a market totaling R$ 7.3 trillion, according to internal research and public data from Anbima.
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
Introduction to XP
XP is a leading, technology-driven platform and a trusted provider of low-fee financial products and services in Brazil. We have developed a mission-driven culture and a business model that we believe provide us with strong competitive advantages in our market. We use these to disintermediate the legacy models of traditional financial institutions by educating new classes of investors, democratizing access to a wider range of financial services, developing new financial products and technology applications to empower our clients and providing what we believe is the highest-quality customer service and client experience in the industry in Brazil. We believe we have established ourselves as the leading alternative to the traditional banks, with a large and fast-growing ecosystem of retail investors, institutions, and corporate issuers, built over many years that reached approximately 4.7 million active clients. Based on data from the sources indicated below, we believe we are the:
•#1 Ranked Financial Investment Brand in Brazil – with an NPS of 70 as of December 2024;
•#1 Independent Financial Investment Platform in Brazil – with Client Assets of R$1.2 trillion as of December 31, 2024;
•#1 Independent Digital Platform for Investors in Brazil – with three digital portals: XP, Rico™ and Clear™, serving clients directly, XP Inc. has the largest number of followers on Instagram (over 6.6 million as of December 31, 2024) among investment firms in Brazil;
•#1 Independent Financial Investment Network in Brazil – with a range of proprietary XP Advisory Services and approximately 14,000 IFAs as of December 31, 2024, who onboard new clients onto the XP Platform;
•#1 Financial Media Portal in Latin America – with approximately 7.5 million monthly unique visitors to our Infomoney™ website as of December 31, 2024; approximately 48% of our website traffic in this period was originated organically by viewers without being driven from a related site or advertisement according to third-party traffic data from Similar web; and

47	FORM 20-F

«Table of Contents

•#1 Financial Services Event in Latin America – with over 84,000 attendees at our annual EXPERT conference held both in-person and virtually in August 2024, we believe it ranks as the largest investment services event in Latin America and one of the largest in the world based on an internal analysis of third-party data.
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
•Diversification and Enhancement of Our Direct Digital Channels and Brands – We expanded our distribution significantly by leveraging our growing ecosystem to (1) grow and enhance XP Direct, our primary digital portal for investors and our internal team of financial advisors; (2) develop new digital channels, such as Rico, our digital portal brand for self-directed investors, and Clear, our digital portal and online trading platform brand for retail active traders; and (3) develop our Direct Channel, with internal advisors that have been growing strongly in the recent years. We also enhanced these direct portals further by leveraging our technology platform, fast-growing data lake, and artificial intelligence capabilities to provide more sophisticated functionality and offer more advanced data analytics tools through more intuitive and convenient user interfaces, or “UX.”
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

48	FORM 20-F

«Table of Contents

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
Our business model has been developed over the course of our evolution and enables us to go to market in a different way from the legacy models of the large traditional financial institutions. We believe our model provides us with a unique value proposition for our clients and partners, and it has begun to change the way investment services are accessed and sold in Brazil. Our differentiated approach incorporates a unique combination of proprietary capabilities, services and technologies to deliver a highly customized and integrated client experience, with significant operating efficiency advantages that have enabled us to scale and grow profitably. As illustrated in the following image, our differentiation pillars in the market are based on four principles:
These principles are linked to the key components of our business model: (1) a mission-driven culture; (2) a self-reinforcing ecosystem; (3) a superior products and services platform; and (4) a differentiated, advanced technology platform.
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

49	FORM 20-F

«Table of Contents

•A Self-Reinforcing Ecosystem – We believe we have developed a valuable ecosystem of clients, distribution channels and media content that are a powerful lead-generation engine, reinforcing each other and helping promote XP’s products and services as they grow. These include:
▪User Base of Clients – This includes our (1) approximately 4.7 million retail clients who buy and sell the financial products on our platform as of December 31, 2024, benefiting from our ecosystem because they can access a much broader portfolio of financial products, from hundreds of different providers, and get help finding the product that is right for them, all in a user-friendly way, with exceptionally low fees; and (2) over 800 commercial clients as of December 31, 2024, such as institutions and corporate issuers, fund managers, private banks, corporate treasuries and insurance companies, who provide additional liquidity and unique financial products for our platform. These issuers benefit from our ecosystem because they are provided with dedicated strategic advisory services that enable them to access a much broader pool of capital, from our retail investors, at an overall lower cost.
▪Omni-Channel Distribution Network – This enables us to reach clients and deliver our products and services through a range of proprietary brands and channels, that includes (1) XP Direct, our fast-growing full-service offering for mass-affluent clients; (2) RicoTM, our online-only solution for self-directed investors; and (3) ClearTM, our digital portal and electronic trading platform for retail active traders. We also reach clients through our proprietary, and efficient distribution network of approximately 14,000 IFA partners as of December 31, 2024, who are located in 1,725 offices in 172 cities across Brazil, which collectively represent more than 51% of Brazilian GDP. Together, they form the largest independent financial advisor network in the country. Our IFA partners benefit from our suite of financial products, education tools, and the IFA-specific applications that we developed to help them build and grow their businesses, and we benefit from their abilities to reach and cultivate new clients.
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
▪Collateralized Credit Products – We have offered our XP-brand clients access to low-fee collateralized credit lines to improve their experience within the XP ecosystem since 2020. Most of our credit portfolio is collateralized with investments held in XP, both from companies and individuals. Our loan book, excluding credit cards, increased 1.2% in 2024, reaching R$21.2 billion in December 31, 2024.
▪Credit and Debit Cards – Our credit card is the first of its kind to offer an investment-back award, or “investback,” of 1% of all purchases, free of any charges for clients in the XP brand with over R$50,000 in investments. In December 2021, we lowered that threshold for clients that have at least R$5,000 invested with us, further improving our client’s experience within the XP ecosystem. In October 2022, we further expanded the eligible client base for both credit and debit cards with the official launch in the Rico brand. In December 31, 2024, we had a total of approximately 1.4 million active cards, both credit and debit, and a total payments volume, or TPV, of R$47.9 billion in 2024.

50	FORM 20-F

«Table of Contents

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
Our Operations
We operate an asset-light, scalable business model that emphasizes operational efficiency and profitability. We leverage our business model to serve a diverse group of retail, corporate and institutional clients in local and international markets, with offices in Brazil, New York and Miami. We currently serve approximately 4.7 million active retail clients who have an investment account with us. Approximately 24% of our clients are served by one of our IFA partners whereas approximately 76% of our clients are served through direct channels, either utilizing an account through one of our websites, or served by an investment adviser through XP Direct. As of December 31, 2024, our average Retail Client Assets per client account was approximately R$231 thousand.
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

51	FORM 20-F

«Table of Contents

% of Retail Revenue from New Clients vs. Existing Clients
Depending on the mix of products and services, we generate numerous forms of income from Client Assets, including advisory fees, commissions, distribution fees from product offerings, asset management fees, among others. Following the launch of some of the aforementioned new products, we were able to add new forms of income into our ecosystem, such as credit card interchange fees, and income from interest on loans. As a result of our enhanced business model and market position, our revenue tends to be more diversified now than it was a few years ago, with new business lines representing close to 21.6% of total revenues in 2024, making our business less cyclical. We have established a track record of delivering strong financial performance, even during difficult macroeconomic conditions in Brazil. For example, while Brazil GDP growth fluctuated significantly over the past decade, with Brazil going through different recessions, political turmoil and the COVID-19 outbreak, our core investment KPIs kept growing consistently, with Client Assets reaching R$1.2 trillion in December 31, 2024.
Our technology-driven business model is asset-light and highly scalable. This enables us to generate scale efficiencies from increases in Client Assets. We conduct the majority of our business online and through mobile applications and emphasize operational efficiency and profitability throughout our operations. These operating efficiencies enable us to generate strong cash flow in various market conditions, allowing us to continue investing in the growth of our business. Our business requires minimal capital expenditures to facilitate organic growth, with expenditures amounting to 1.9%, 1.3% and 1.0% of net revenues for the years ended December 31, 2024, 2023 and 2022, respectively. Additionally, our strong balance sheet serves as a substantial competitive advantage in relation to other independent financial services providers in Brazil, enabling us to underwrite, develop and distribute new financial products and services, and capture inorganic opportunities, such as our acquisitions of equity in DM10 in November 2020, Antecipa in September 2020, WHG in September 2020, in some asset managements throughout 2021 and 2023, such as Giant Steps, Jive, Capitânia, Vista Capital, AZ Quest, Newave and Habitat Capital; Trybe, BTR Benefícios e Seguros, some research companies such as Suno. In addition between the second half of 2021 and 2022, we entered into investment agreements with, among other entities, IFAs, and in the end of 2023 and during 2024 we have concluded the acquisition of minority stake in some IFAs, such as Manchester, Blue 3, Ável, Monte Bravo, FAMI and SVN. We may carry out additional stake acquisitions or investments from time to time.

52	FORM 20-F

«Table of Contents

In 2022, we reported R$946 billion in Client Assets, R$14.0 billion in gross revenue, R$13.3 billion in net revenue, and R$3.6 billion in net income, a year-over-year increase of 16%, 10%, 11%, and a decrease of (0.3)%, respectively, compared to 2021. In 2023, we reported R$1,122 billion in Client Assets, R$15.7 billion in gross revenue, R$14.9 billion in net revenue, and R$3.9 billion in net income, a year-over-year increase of 19%, 12%, 11%, and 9%, respectively, compared to 2022. In 2024, we reported R$1,227 billion in Client Assets, R$18.0 billion in gross revenue, R$17.1 billion in net revenue, and R$4.5 billion in net income, a year-over-year increase of 9%, 14%, 15%, and 16%, respectively, compared to 2023.
Our Market
Brazil is a large and attractive market for financial services and financial technology solutions. The country has the seventh largest population and the tenth largest economy in the world with over 203 million people and a GDP of nearly US$2.2 trillion in 2024. Brazil’s GDP growth fluctuated significantly over the past decade, with Brazil going through different recessions, political turmoil and the COVID-19 outbreak, our core investment KPIs kept growing consistently, with Client Assets reaching R$1.2 trillion in December 31, 2024.

53	FORM 20-F

«Table of Contents

Key Market Challenges
We believe the Brazil financial services industry faces several important market challenges that create market inefficiencies and opportunities for disruption, including:
•Highly Concentrated Market – In Brazil, the financial services market continues to be controlled by a few traditional financial institutions. We estimate our Individual Client Assets as of December 31, 2024 to account for nearly 12% of a market totaling R$7.3 trillion, based on our internal analysis. According to the latest information from the Central Bank and Fenaprevi for 2024, these same five banks collectively accounted for: (1) 65% of the R$5.8 trillion in all deposits; (2) 97% of the R$1140 billion in mortgages; (3) 57% of the R$568 billion in credit card outstanding balances for individuals; (4) 86% of the R$1.3 trillion in open retirement plans; (5) 72% of the R$4 trillion in total individual loans ; and (6) 59% of the R$2.86 trillion in corporate credit balances. We believe this concentration has created material market inefficiencies which provide significant opportunities for disruption, disintermediation, and new business models.
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
•Promotion of Inefficient Financial Products – In Brazil, the traditional banks continue to promote inefficient financial products, such as self-issued time deposits, or “CDBs,” and savings accounts called poupança, since their primary business is related to grow the loan book, therefore they provide a large number of the mass population of investors with very low returns and punitive redemption options, often at an attractive margin to the bank. Poupança accounts account for 10.8% of all individual investors assets in Brazil, according to our estimates as of December 31, 2024, despite paying relatively low interest rates, often lower than the SELIC rate in Brazil, and occasionally even lower than the inflation rate, as shown in the graph below. We believe the continued promotion of these products is not in the best interests of investors, but they continue to generate high fees for the traditional banks.

54	FORM 20-F

«Table of Contents

30%
25%
20%
15%
10%
5%
0%
2001 2002 2003 2004 2005 2006 2007 2008 2009 2010 2011 2012 2013 2014 2015 2016 2017 2018 2019 2020 2021 2022 2023 2024
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

55	FORM 20-F

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

56	FORM 20-F

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
•Disintermediation of Investments, Credit and Market Equitization – Greater access to information and technology is making Brazilians increasingly aware and inclined to look for alternatives outside the traditional retail banks for investment products and services. Brazil is in the early stages of this process and we estimate our Client Assets as of December 31, 2024 to account for nearly 12% of a market totaling R$ 7.3 trillion. In addition, equities as an asset class is still incredibly underpenetrated among retail investors, with only approximately 0.8% of Brazilians having an active brokerage account. Further evidence of this trend is the spike seen in the number of individual investors in the B3. This figure increased almost 270% from 1.4 million individual investors in December 2019 to 5.2 million individual investors in December 2024.
In 2024, the CVM published a two-year risk based approach plan through which it would define priority regulatory risks and a new form of regulatory analysis: a thematic supervision that may be exemplified by: (i) AML procedures; (ii) operational structure requirements for asset management that do not comply with regulations; (iii) diligence failures in the liquidity management process in open-ended funds; and (iv) irregular and/or indiscriminate leverage strategies in investment funds.
Addressable Market Opportunities
We believe our XP Model will benefit from these key market trends and the favorable macroeconomic environment in Brazil, and has positioned us to continue to penetrate, grow and expand our large addressable market opportunity in Brazil. According to internal estimates, as of December 31, 2024, our Client Assets only account for 12% of a R$ 7.3 trillion market. Given our leadership, scale, brand and competitive advantages provided by our XP Model, we believe we will benefit from and continue to be a catalyst for:
•Continued Growth of the Investment Assets Addressable Market – According to our estimates, the total addressable market of investment assets in Brazil is expected to reach R$9.4 trillion in 2026.
•Continued Expansion of Our Addressable Market into New Areas – We have made significant progress in disrupting the investment services of traditional banks, which can be among the hardest to penetrate, due to the difficulty in gaining customer trust, and have one of the highest switching costs in the financial services industry, due to the expense and tax impact of moving accounts. According to our estimates for 2024, we believe the total addressable market size, including adjacent markets that could be complementary to XP, such as insurance, credit and debit cards and other loans was approximately R$600 billion in gross revenues before funding costs.
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

57	FORM 20-F

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
Efficient and Self-Reinforcing Business Model
Our model incorporates a unique combination of proprietary capabilities, services and technologies to deliver a highly differentiated and integrated client experience, that have enabled us to differentiate from our competitors. In addition, the XP Model has resulted in several strategic and operating advantages, including:

•Highly Efficient Financial Model – We believe our technology-driven business model provides us with significant scale and operating efficiencies, including:

58	FORM 20-F

«Table of Contents

▪Asset-Light, Low-Cost Structure – Our technology-driven business model is asset-light and highly scalable. We conduct the majority of our business online and through mobile applications and emphasize operational efficiency and profitability throughout our operations. The asset-light nature of our business model requires minimal capital expenditures to facilitate growth, with expenditures amounting to 1.9%, 1.3% and 1% of net revenues for the years ended December 31, 2024, 2023 and 2022, respectively.
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

Our Growth Strategies
Despite our success to date, we believe our business is still in the early days of driving the disintermediation of traditional financial institutions in Brazil and offering better alternatives to their legacy models and practices. We believe there is a large addressable market opportunity remaining in our core business and significant market share to win since, as of December 31, 2024, our Client Assets (assets under custody) accounts for only 12% of a R$ 7.3 trillion market, according to our internal estimates. We intend to leverage our competitive strengths and continue to enhance the strategic advantages we have created through the XP Model in order to continue to grow and expand our business.
We have four strategic pillars that we believe will guide us to our long term vision. These pillars are known by every employee and they guide our business decisions such as choosing priority projects and the allocation of resources in the budget. Our strategic pillars are the following:
•Leadership in Investments - Our first pillar aims to protect and expand our core business. We will continue to seek a greater share of the total Client Assets and trading volumes from our clients, who often keep assets in different accounts and may use the services of several firms. We also intend to continue to grow our base of active retail clients, which reached approximately 4.7 million as of December 31, 2024, an increase of 3% year over year, as well as our base of institutional trading partners and corporate issuers who provide additional liquidity and products to our platform. We intend to do so by:
◦Improving segmented value proposition – We aim to grow our client base and our share of wallet in different customer segments. It is key to customize our value proposition to individual investors from Retail to Private segments and to companies from SMEs to Corporate segments;
◦Expanding Our Omni-Channel Distribution Network – We intend to lead the evolution of the investments advisory profession in Brazil. We want to position XP Inc. as the premier HUB for all types of financial advisory entrepreneurs, including: Independent Financial Advisors (IFA), Internal advisors in the XP’s brands, Wealth Managers and Financial Consultants. We also want to offer white label solutions for partners, with a Broker as a service business.
◦Growing Our Investment Platform Offering – While we believe our open product platform is key competitive advantage versus the limited, closed-loop platforms of the traditional financial institutions, we believe there is a significant opportunity to continue to build on this strength and provide our clients with greater selection and investment opportunities by (1) developing new investment products; and (2) incorporating new investment products from our partners and competitors.
◦Providing the best financial planning solution for our clients – We aim to offer the best portfolio allocation solutions, customized by client profile and objective.
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

59	FORM 20-F

«Table of Contents

•Corporate & SMB – We intend to offer better business solutions by leveraging existing relationships to gain penetration with products like FX, derivatives, loans, and insurance, among others. We can also rely on our consolidated Investment Banking and Global Markets business to complement our Ecosystem.
Our quality initiative and objective are the foundation of our three pillars of growth, based on delivering a higher quality experience end-to-end. We are focusing on offering superior functionalities, services, support, software and apps. Our goal is to achieve leadership in the Brazilian investment market and provide the best complementary financial services. We believe in incremental opportunities to disintermediate traditional financial institutions' legacy models in other financial sectors beyond investments. These sectors tend to be easier to penetrate and have much lower switching costs versus the investment services industry. We estimate that the total addressable market size was close to R$600 billion in gross revenues in 2024, including adjacent markets complementary to XP's core market, such as insurance, credit and debit cards, and other loans.
Our Environmental, Social and Governance Commitment
Since 2020, we recognize that the ESG agenda is an ongoing journey. In order to improve consistently in these matters, we are engaged in integrating ESG issues into both our internal operations and our business practices, contributing to the transition to a more sustainable world.
We believe that for a stronger environmental, social, and corporate governance strategy, it is essential to adhere and support voluntary commitments, programs, and international covenants. We are signatories to the Principles for Responsible Investment (PRI), the UN Global Compact, the Carbon Disclosure Project (CDP) and the Partnership for Carbon Accounting Financials (PCAF), which is a partnership among financial institutions with the objective of developing harmonized methodologies for measuring Greenhouse Gas Emissions. PCAF is the most renowned initiative regarding the measurement of financed emissions, being recommended by the Task Force on Climate-Related Financial Disclosures (TCFD) for disclosure of financed emissions.
We have also joined the Climate Commitment, an initiative by Instituto Ekos Brasil that connects companies interested in offsetting their Greenhouse Gas Emissions and projects dedicated to generating social and environmental benefits. With respect to Diversity and Inclusion we have partnerships with Racial Equity Movement (MOVER), Pact for the Promotion of Racial Equity and Inclusion Business Network, and Pact for Inclusion of People with Disabilities (Rede Reis).
In 2024, we continued to make significant progress in advancing our ESG agenda through our key material topics:
1) We aim to provide sustainable investment solutions, in the best interest of our clients focus on ESG integration in processes, products and services:
•Since 2021, we have been offering ESG portfolios, in the best interests of our clients, such as the ESG recommended portfolio, composed of 10 names that we believe combine high ESG standards and solid fundamentals, aiming to outperform B3’s Corporate Sustainability Index (ISE) over the long-term.
•In 2024, the research team published 126 ESG-focused reports, of which 10 were thematic reports and 46 were updates on relevant topics to the agenda. Additionally, the number of companies, under XP Research coverage, with a dedicated ESG analyses reached 159 this year. The team also secured over 100 ESG-driven meetings with institutional investors along 2024, while also promoting events related to the agenda.
•We believe we have the largest sustainable investment platform in Brazil, with ESG-labeled investment funds available, including equity, fixed income, hedge fund, index, private equity, and pension funds, featuring both local and global strategies.
•We have launched three ESG ETFs on B3 and we have introduced 48 sustainable securities in the fixed income market, considering both local and international debt markets, which represented a total volume of R$46.6 billion.
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

60	FORM 20-F

«Table of Contents

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
•In 2023 and 2024, we also refined the calculations of scope 1, 2 and 3 emissions by expanding the scope coverage and underwent third-party verification of these emissions.
•In 2023, we published our greenhouse gas inventory in conjunction with the Public Emissions Registry - GHG Protocol, achieving the gold seal for the first time, that demonstrate an exceptional commitment to reducing their emissions and adopting sustainable practices.
•We disclose our climate risk actions, including the mensuration of climate sensitivity of our credit portfolio, our institutional carbon inventory, which incorporates carbon credits acquired for offsetting, and the carbon inventory of Banco XP's credit portfolio.
3) We aim to create an internal environment that values and promotes diversity and inclusion:
•Since 2020, we have encouraged an inclusive and healthy work environment, with a focus on building a more inclusive and safer work environment for people's professional development.
•We monitor our internal data on gender, ethnicity, disabilities and actively strive to combat LGBTQIAPN+ discrimination in the financial market through internal initiatives and affinity groups.
•We have made significant progress in our key diversity metrics. In 2020, the percentage of women in the company was 26.5%, with women in leadership positions at 12%. By 2024, we achieved a significant increase to 35% of women in the total workforce, and 26.8% in leadership roles. In terms of ethnicity, we had 17.6% representation of black individuals in the company in 2020, and by 2024, we reached a milestone of 20%. Looking at leadership positions, we had only 2% black leaders in 2021, but by 2024, we achieved a significant increase to 13%.
4) We strive to democratize financial and technological education, changing people’s mindset towards money:
•We have partnerships with local players focused on educational solutions.
•We want to promote financial education and empower individuals to achieve autonomy, contributing to the advancement of personal financial planning.
•We want to encourage financial literacy and enable individuals to lead more dignified lives, with greater freedom of choice and improved conditions to pursue their dreams and fulfill their potential as contributors to society.
•We provide free technology educational programs, promoting accessibility and inclusion.
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

61	FORM 20-F

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
In addition to this social, environmental, and climate risk management structure, we recognize the importance of and incorporated recommendations of the Financial Stability Board's Task Force on Climate-Related Financial Disclosures, or “TCFD.” The objective of TCFD is to encourage the disclosure of financial information related to climate risks and opportunities, allowing investors to make more informed decisions. We are working to ensure increasing adherence to these recommendations, which strengthens our climate risk governance. In 2022 and 2023, we further developed and implemented methodologies for measuring and managing climate risk. In 2024, we continued to advance and evolve our climate agenda by conducting climate stress tests and scenario analyses.
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

62	FORM 20-F

«Table of Contents

Name	Type	Description	Clients

Brokerage Securities	Investment Products
Hundreds of equity securities and futures, such as:
•Equities, iShares, or “ETFs” and BDRs;
•Dollar, Ibovespa and rate futures; and
•Commodities, such as feeder cattle, coffee, soy; corn, ethanol, oil and gold.
•Retail •Institutional

Fixed Income Securities	Investment Products	Over 275 fixed income securities, including: Bank Deposits: LCI, LCA, CDB, and LC; Corporate Bonds: Debentures, CRI, CRA, LF and FIDC; Sovereign Bonds: NTN-B, NTN-F, LTN, LFTs; and Interest Rate Swaps	•Retail •Institutional

Mutual, Hedge and Private Equity Funds	Investment Products	•Over 200 XP Asset Management Funds; •Over 500 third-party funds curated by XP from over 160 asset managers; and •Over 100 international funds.	•Retail •Institutional

Structured Products	Investment Products
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
Our platform offers hassle-free, low-interest personal loans secured on the customer’s invested assets, which allows for rates below market averages. 90-day NPL is almost zero due to the structured nature of the credit.
•Retail

Retirement Plans and Life Insurance	Investment Products
XP branded solutions and distribution of over 296 funds from 109 leading independent insurers and asset managers, including:
•Pension and social security funds; and
•Life insurance products of the main independent providers, with similar characteristics to those offered in more developed markets.
•Retail •Institutional

Wealth Management Services	Investment Products	A suite of asset organization, succession planning and other services.	•Retail

Other Investment Products	Investment Products	•Real Estate funds of corporate assets logistics, retail and receivables; and •Equity and debt capital markets solutions.	•Retail •Institutional

63	FORM 20-F

«Table of Contents

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
Proprietary Media and Digital Content
Our media and digital content is an ecosystem of portals and initiatives that aim to democratize access to financial content in Brazil. It is composed of five key initiatives: Infomoney, XP Educação, EXPERT Platform, EXPERT Event and XP Influencers. As we empower Brazilians on how to take investment decisions more independently, we help attract, retain and monetize our clients. We attract clients by providing multiple, ongoing touch points, which we believe help build brand awareness, trust and a greater familiarity and comfort level with investing. These initiatives provide us with a strong organic flow of prospective clients and a highly efficient source of customer acquisition. With millions of users navigating through our platforms monthly, we leverage big data analytical tools and artificial intelligence technology to help create an increasingly personalized experience that helps retain clients. Our content also helps our clients navigate and evolve through their journey as investors, which we believe helps them optimize their asset allocations over time.
•Infomoney – acquired in 2011, Infomoney is the largest investment-related website in Latin America, with approximately 7.5 million monthly unique visitors as of December 31, 2024.
•XP Educação – a key part of our mission since our founding, XP Educação is a leading financial education portal in Brazil. XP Educação provides seminars, classes and learning tools to help investors, entrepreneurs and executives to evolve through their respective journeys and according to their specific needs.
•EXPERT Platform – our proprietary investment phygital content platform, comprising a research group of specialists serving retail clients in Portuguese and institutional clients in English. This group produces a wide range of content, which includes insights into fixed income, equities, funds, REITs, asset allocation, economics and politics, among others, covering from the basics to a more advanced content. Our digital research retail platform is free and has over 868 thousand monthly visitors that come to our website, which utilizes a robust SEO strategy to attract new viewers, along with educational content and in-person events.
•EXPERT Event – our annual conference for clients, IFAs and partners has become the largest investment event in Latin America. In 2024, the EXPERT event was held both in-person and virtually, and had over 84.000 attendees, including over 200 sponsors, over 170 journalists, and over 2,800 news articles written about our event. EXPERT 2024 included a roster of world-renowned speakers, including former NBA player and businessman Magic Johnson, president of Queen’s College and chief economic advisor of Allianz Mohamed El Erian, volleyball coach and entrepreneur Bernardinho Rezende, among many others
Omni-Channel Distribution Network
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
•Rico – Our online-only solution for self-directed investors, which provides powerful, yet convenient and easy-to-use investment services, decision-making tools and custom-designed educational software applications. These are delivered through a simple, attractive and intuitive online portal that is supported by a dedicated marketing and digital media program. Online stock trades at Rico are not subject to brokerage fees.
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

64	FORM 20-F

«Table of Contents

•IFA Network – Our proprietary distribution network of approximately 14,000 IFA partners as of December 31, 2024, who solicit new clients and help us onboard them as XP clients. These IFAs are located in 1,725 offices in 172 cities across the country and form the largest independent financial advisor network in Brazil, which is a competitive advantage for XP. We believe our IFA partners choose to work with XP for a number of reasons, including: (1) our deep understanding and appreciation of the IFA business model and our promotion of IFA careers given our origins as an IFA; (2) our dedicated suite of technology tools designed to help IFAs manage their businesses more effectively; (3) our trusted brand and reach across Brazil; and (4) our proprietary market information, which can help IFAs reach and sell their services to customers more effectively.
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

65	FORM 20-F

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
Our Support Functions

66	FORM 20-F

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
Our Fraud Prevention and Risk Management
Our fraud prevention and risk management operations are primarily managed by three different groups that are staffed with more than 270 employees dedicated to auditing and mitigating our company risk exposure. This team is composed of highly qualified personnel that come from a variety of backgrounds in other areas, such as telecommunications, credit card issuing, merchant acquiring, banking and the stock market. They are completely independent from our business functions and report directly to our Chief Risk Officer. These groups include:
•Corporate Risk – this group is focused on identifying, classifying and mitigating operational, reputational, environmental and strategic risks, including any potential internal fraud;
•Financial Risk – this group is focused on monitoring our financial positions and managing our exposure to liquidity risk, market risk, and credit risk; and

67	FORM 20-F

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

68	FORM 20-F

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

69	FORM 20-F

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
Law No. 4,728 of July 14, 1965, as amended, or “Law No. 4,728/65,” regulates Brazilian capital markets through setting standards and various other mechanisms. Further, pursuant to Law No. 6,385 of December 7, 1976, as amended, or “Law No. 6,385/76,” the distribution and issuance of securities in the market, trading of securities and settlement and/or clearance of securities transactions all require prior authorization by the CVM. The banking and capital markets regulatory framework in Brazil is further supplemented by the regulation issued by CMN, CVM and the Central Bank, and self-regulation policies, such as those issued by various associations, over-the-counter organized markets and securities exchanges, that govern their members and participants, (for example, B3, ANBIMA, and the Brazilian Association of Investment Analysts, or “APIMEC”). The incorporation and operation of financial institutions in Brazil depend on prior authorization from the Central Bank (under Decree No. 10,029 of September 26, 2019, the Brazilian Executive Branch granted authority to the Central Bank to approve foreign investments in financial institutions. Such decree was further regulated by Circular No. 3,977 of January 22, 2020), and are also subject to oversight from the CVM when they participate in the Brazilian capital markets (such as XP CCTVM).
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

70	FORM 20-F

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
CVM Resolution No. 21 provides for two categories of asset managers: (i) trustee administrator and/or (ii) portfolio manager. XP Gestão, XP Advisory, XP Vista and XP PE Gestão de Recursos Ltda., XP Allocation Asset Management Ltda. and XP Sports Asset Management Ltda. are registered as portfolio managers. To be authorized by the CVM to engage in such activity, legal entities that operate as asset managers must (1) have a registered office in Brazil; (2) have securities portfolio management as a corporate purpose and be duly incorporated and registered with the National Register of Legal Entities – CNPJ; (3) have one or more officers duly certified as asset managers as approved by CVM to take on liability for securities portfolio management, pursuant to CVM Resolution No. 21; (4) appoint a compliance officer and a risk management officer; (5) be controlled by reputable shareholders (direct and indirect), who have not been convicted of certain crimes detailed in article 3, VI of CVM Resolution No. 21; (6) not be unable or suspended from occupying a position in financial institution or other entities authorized to operate by the CVM, the Central Bank, SUSEP or PREVIC, and not have been banned from asset management activities by judicial or administrative decisions; (7) put in place and maintain personnel and IT resources appropriate for the size and types of investment portfolio it manages; and (8) execute and provide the applicable forms to the CVM so as to prove its capacity to carry out such activities, pursuant to CVM Resolution No. 21. Under CVM Resolution No. 21, asset management must, among other requirements, conduct their activities in good faith, with transparency, diligence and loyalty with respect to their clients and perform their duties with the aim of achieving their investment objectives. This same regulation requires asset managers to maintain a website, with extensive current information, including, but not limited to, (1) an updated annual filing form (formulário de referência); (2) a code of ethics; (3) rules, procedures and a description of internal controls in order to comply with CVM Resolution No. 21; (4) a risk management policy; (5) a policy of purchase and sale of securities by managers, employees and the company; (6) a pricing manual for assets from the securities portfolios managed by such asset manager, even if the manual has been developed by a third party; and (7) a policy of apportionment and division of orders among the securities portfolios.

71	FORM 20-F

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
•they shall comply with the principles of selectivity, guarantee, liquidity and risk diversification;

72	FORM 20-F

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
In recent years, CMN has issued rules with the intention of modernizing financial services and retail banking. On September 26, 2019, CMN issued Resolution No. 4,753, as amended, or “CMN Resolution No. 4,753,” which, effective as of January 1, 2020, replaces and consolidates a series of sparse CMN Resolutions dealing with the opening of bank accounts. In addition, CMN Resolution 4,949 of September 30, 2021, effective as of March 1, 2022, sets forth procedures to be adopted by financial institutions with respect to client relationship.
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
According to CMN Resolution No. 4,893 of February 26, 2021, financial institutions and other institutions authorized to operate by the Central Bank must implement cybersecurity policies in order to ensure the integrity of their data systems. Under such Resolution, which regulates cybersecurity policies and the requirements for contracting data processing, storage and cloud computing services, covered institutions are required to appoint an officer who will be responsible for implementing and overseeing cybersecurity policy, and to adopt procedures and controls to prevent and respond to cybersecurity incidents.
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

73	FORM 20-F

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
We present below a summary of the main duties and powers of each regulatory agent, ANBIMA and BSM.
CMN
CMN is the main monetary and financial policy authority in Brazil, responsible for creating financial, credit, budgetary and monetary rules.

74	FORM 20-F

«Table of Contents

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
•intervening in the financial institutions or placing them under special administrative regimes, and determining their compulsory liquidation; and

75	FORM 20-F

«Table of Contents

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

76	FORM 20-F

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

77	FORM 20-F

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
In accordance with the Basel Committee principles, other relevant rules for financial institutions are CMN Resolution No. 4,955 of October 21, 2021, as amended, or “CMN Resolution No. 4,955,” and CMN Resolution No. 4,958, as amended, or “CMN Resolution No. 4,958,” which set out the methodology for calculating the reference capital and the ascertainment of the minimum requirements for the reference capital, the main capital and additional capital.
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

78	FORM 20-F

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

79	FORM 20-F

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

80	FORM 20-F

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

81	FORM 20-F

«Table of Contents

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

82	FORM 20-F

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

83	FORM 20-F

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

84	FORM 20-F

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
Internal Auditors
On December 23, 2020, the CMN issued Resolution No. 4,879 establishing the rules governing internal audits at financial institutions and others authorized to operate by the Central Bank. Pursuant to the resolution, financial institutions and others authorized to operate by the Central Bank must implement and maintain internal audit functions compatible with the nature, size, complexity, structure, risk profile and business model of the respective institution. Such activity must be the responsibility of a discrete unit in the institution or institutions that are part of its financial conglomerate, directly subordinated to the board of directors or by an independent auditor, provided that such independent auditor is not in charge of the institution’s financial statements or any other activity that may create a conflict of interest.
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

85	FORM 20-F

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

86	FORM 20-F

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
Corporate Interest Held by Financial Institutions in Nonfinancial Companies
Pursuant to CMN Resolution No. 5,043 of November 25, 2022, as amended, or “CMN Resolution No. 5,043,” financial institutions may only directly or indirectly hold equity in legal entities (incorporated locally or abroad) that supplement or subsidize the financial institutions’ activities, provided that they obtain prior authorization from the Central Bank and that the invested entity does not hold, directly or indirectly, equity of the referred financial institution. However, this requirement for authorization does not apply to (1) equity interests typically held in the investment portfolios of investment banks, development banks, development agencies (agências de fomento) and multiservice banks with investment or development portfolios; and (2) temporary equity interests not registered as permanent assets and not subject to consolidation of the financial institution.
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

87	FORM 20-F

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

88	FORM 20-F

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
C.    Organizational Structure
We are a Cayman Islands exempted company incorporated with limited liability on August 29, 2019 for purposes of effectuating our initial public offering. At the time of our incorporation, XP Controle (the predecessor-in-interest to XP Control), Itaú Unibanco (the predecessor-in-interest to ITB Holding and Itaú Unibanco Holding), G.A. Brasil IV Fundo de Investimento em Participações (the predecessor-in-interest to GA Bermuda) and DYNA III held 2,036,988,542 shares (prior to giving effect to the Share Split) of XP Brazil, which were all of the shares of XP Brazil, our Brazilian principal non-operating holding company at the time.
The table below is a list of our subsidiaries, joint ventures and associated companies:

				Direct and indirect interest
Name	Principal activities	Country	Investment type	2024	2023	2022

XP Investimentos S.A.	Holding	Brazil	Indirectly	100.00%	100.00%	100.00%
XP Investimentos Corretora de Câmbio, Títulos e Valores Mobiliários S.A.	Broker-dealer	Brazil	Indirectly	100.00%	100.00%	100.00%
XP Vida e Previdência S.A.	Retirement plans and insurance	Brazil	Indirectly	100.00%	100.00%	100.00%
Banco XP S.A.	Multipurpose bank	Brazil	Indirectly	100.00%	100.00%	100.00%
XP Controle 3 Participações S.A.	Financial Holding	Brazil	Directly	100.00%	100.00%	100.00%
XPE Infomoney Educação Assessoria Empresarial e Participações Ltda.	Digital content services	Brazil	Indirectly	100.00%	100.00%	100.00%
Tecfinance Informática e Projetos de Sistemas Ltda.	Rendering of IT services	Brazil	Indirectly	99.70%	99.70%	99.73%
XP Corretora de Seguros Ltda.	Insurance Broker	Brazil	Indirectly	99.99%	99.99%	99.99%
XP Gestão de Recursos Ltda.	Asset management	Brazil	Indirectly	95.80%	95.50%	95.60%
XP Finanças Assessoria Financeira Ltda.	Investment consulting service	Brazil	Indirectly	99.99%	99.99%	99.99%
Infostocks Informações e Sistemas Ltda.	Mediation of information systems	Brazil	Indirectly	100.00%	100.00%	99.99%
XP Advisory Gestão Recursos Ltda.	Asset management	Brazil	Indirectly	99.53%	99.53%	99.55%
XP Vista Asset Management Ltda.	Asset management	Brazil	Indirectly	99.99%	99.99%	99.99%
XP Controle 4 Participações S.A.	Insurance holding	Brazil	Indirectly	100.00%	100.00%	100.00%
XP Investments UK LLP	Inter-dealer broker and Organized Trading Facility (OTF)	UK	Indirectly	100.00%	100.00%	100.00%
XP Private Holding UK Ltd	Investment advisor	UK	Indirectly	100.00%	100.00%	100.00%
XP Holding UK Ltd	International financial holding	UK	Directly	100.00%	100.00%	100.00%
XP Investments US, LLC	Broker-dealer	USA	Indirectly	100.00%	100.00%	100.00%
XP Holding International LLC	International financial holding	USA	Directly	100.00%	100.00%	100.00%
XP Advisory US	Investment advisor	USA	Directly	100.00%	100.00%	100.00%
XP PE Gestão de Recursos Ltda.	Asset management	Brazil	Indirectly	97.90%	98.10%	98.70%
XP Controle 5 Participações Ltda.	Holding	Brazil	Indirectly	100.00%	100.00%	96.00%
Carteira Online Controle de Investimentos Ltda. - ME	Investment consolidation platform	Brazil	Indirectly	—	—	100.00%
Antecipa S.A	Receivables Financing Market	Brazil	Indirectly	25.00%	100.00%	100.00%
XP Allocation Asset Management Ltda.	Asset management	Brazil	Indirectly	99.97%	99.97%	99.99%
XP Eventos Ltda.	Media and Events	Brazil	Indirectly	100.00%	100.00%	100.00%
DM10 Corretora de Seguros Ltda.	Insurance Broker	Brazil	Indirectly	—%	100.00%	100.00%
Du Agro Holdings S.A.	Agribusiness platform	Brazil	Joint Venture	—%	—%	49.00%

89	FORM 20-F

«Table of Contents

Wealth High Governance Holding de Participações S.A.	Financial Holding	Brazil	Associate	49.90%	49.90%	49.90%
NK112 Empreendimentos e Participações S.A.	Digital content services	Brazil	Associate	49.90%	49.90%	49.90%
XP Comercializadora de Energia Ltda.	Energy trading	Brazil	Indirectly	100.00%	100.00%	100.00%
XPAC Acquisition Corp.	Special Purpose Acquisition (SPAC)	Cayman	Indirectly	—%	—%	20.00%
XP Distribuidora de Títulos e Valores Mobiliários	Securities dealer	Brazil	Indirectly	100.00%	100.00%	100.00%
Instituto de Gestão e Tecnologia da Informação Ltda.	Educational content services	Brazil	Indirectly	100.00%	100.00%	100.00%
Xtage Intermediação S.A.	Digital assets	Brazil	Indirectly	100.00%	100.00%	100.00%
XPAC Sponsor LLC	Special Purpose Acquisition (SPAC) Sponsor	Cayman	Directly	100.00%	100.00%	100.00%
XProject LTD	Holding	Cayman	Directly	100.00%	100.00%	100.00%
XP Ativos Digitais Intermediações S.A.	Digital assets	Brazil	Indirectly	—%	100.00%	—%
Habitat Capital Partners	Asset management	Brazil	Indirectly	—%	—%	99.99%
XP Administradora de Benefícios Ltda.	Individual health plan intermediation	Brazil	Indirectly	100.00%	100.00%	100.00%
XP Corretora de Seguros de Riscos Corporativos S.A.	Retirement plans and insurance	Brazil	Indirectly	100.00%	100.00%	100.00%
XP Representação Seguros Ltda.	Insurance broker	Brazil	Indirectly	100.00%	100.00%	—%
Banco Modal S.A.	Multipurpose bank	Brazil	Indirectly	100.00%	100.00%	—%
Modal Assessoria Financeira Ltda.	Investment consulting services	Brazil	Indirectly	100.00%	100.00%	—%
Modal Distribuidora de Títulos e Valores Mobiliários Ltda.	Securities dealer	Brazil	Indirectly	100.00%	100.00%	—%
Modalmais Treinamento e Desenvolvimento Ltda.	Professional training services	Brazil	Indirectly	—%	100.00%	—%
Eleven Serviços de Consultoria e Análise S.A.	Investment consulting services	Brazil	Indirectly	100.00%	100.00%	—%
Banking and Trading Desenvolvimento de Sistemas Ltda. (“Carteira Global”)	Softwares development services	Brazil	Indirectly	—%	100.00%	—%
Refinaria de Dados – Análise de Dados Ltda.	Digital content services	Brazil	Indirectly	—%	100.00%	—%
Hum Bilhão Educação Financeira Ltda.	Digital content services	Brazil	Indirectly	—%	100.00%	—%
Vaivoa Educação Financeira Ltda.	Digital content services	Brazil	Indirectly	—%	100.00%	—%
Modal As a Service S.A.	Financial services	Brazil	Indirectly	—%	100.00%	—%
Galapos Consultoria e Participações Ltda.	Consulting services	Brazil	Indirectly	100.00%	100.00%	—%
W2D Tecnologia e Soluções Ltda.	Rendering of IT services	Brazil	Indirectly	—%	100.00%	—%
XP Sports Asset Management Ltda.	Asset management	Brazil	Indirectly	100.00%	100.00%	—%
XP Holding Participações Ltda.	Holding	Brazil	Indirectly	100.00%	100.00%	—%

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
As of December 31, 2024, we did not own any Brazil-issued patents or copyrights. We own a number of trademarks including XP, XP Investimentos, XP Private, RICO CORRETORA, CLEAR CORRETORA DE VALORES, INFOMONEY and TECFINANCE, as well as XP Inc, in the United States, and other valuable trademarks and designs covering various brands, products, programs and services, including EXPERT CONVENÇÃO NACIONAL XP INVESTIMENTOS. We also own a number of domain names registered in Brazil, including “xp.com.br,” “leadr.com.br,” “rico.com.br,” “clear.com.br” and “infomoney.com.br,” and abroad such as “xpi.us.” As of December 31, 2024, we held a 21.83% equity interest in “O Primo Rico Midia, Educacional e Participações Ltda.,” with the remaining interest held by our partner, Thiago Lolkus Nigro, which owns the trademark PRIMO RICO.
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
As of December 31, 2024, we had a services agreement with a data center service provider for the provision of data services to us from its data centers in the cities of Barueri and Santana do Parnaíba, in the State of São Paulo, Brazil (which are located approximately five miles apart).

90	FORM 20-F

«Table of Contents

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
ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS
The following discussion of our financial condition and results of operations should be read in conjunction with our audited consolidated financial statements as of December 31, 2024 and 2023 and for each of three years in the period ended December 31, 2024, 2023 and 2022 and the notes thereto, included elsewhere in this annual report.
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

91	FORM 20-F

«Table of Contents

Our technology-driven business model is asset-light and highly scalable. This enables us to generate scale efficiencies from increases in total Client Assets. We conduct most of our business online and through mobile applications and emphasize operational efficiency and profitability throughout our operations. These operating efficiencies enable us to generate strong cash flow in various market conditions, allowing us to continue investing in the growth of our business. Our business requires minimal capital expenditures to facilitate growth, with expenditures amounting to 1.9% of net revenues for the year ended December 31, 2024, an increase from 1.3% of net revenues in 2023.
Key Business Metrics
The following table sets forth our key business metrics as of and for the periods indicated. These supplemental business metrics are presented to assist investors to better understand our business and how it operates.

	As of and for the year ended December 31,
	2024	2023	2022

Operating Metrics (Unaudited)
Total Client Assets (in R$ billions)	1,227	1,122	946
Total Net Inflow (in R$ bn)	103	105	138
Annualized Retail Take Rate	1.29%	1.28%	1.29%
Active clients (in thousands)	4,684	4,531	3,877
Headcount (EoP)	7,442	6,669	6,928
Total Advisors	18.2	17.2	14.7
Retail DATs (in millions)	2.3	2.2	2.4
Retirement Plans Client Assets (in R$ billions)	81	73	61
Cards TPV (in R$ billion)	48	41	25
Loan Portfolio (in R$ billion)	29	29	22

Financial metrics (in R$ millions)
Gross revenue and income	17,988	15,726	14,036
Retail (1)	13,489	11,791	10,157
Institutional	1,373	1,516	1,919
Corporate & Issuer Services(1)	2,289	1,576	1,295
Other	837	842	666
Total Revenue and Income	17,031	14,860	13,347
Gross Margin (%)(²)	68.6%	68.0%	70.3%
EBT	4,986	3,936	3,445
EBT Margin (%)(³)	29.3%	26.5%	25.8%
Net Income	4,515	3,899	3,580
Net Margin (%)(4)	26.5%	26.2%	26.8%
Adjusted Net Income	4,544	3,899	3,580
Adjusted Net Margin (%)(4)	26.7%	26.2%	26.8%

(1)Revenues associated with corporate clients, companies with annual revenues above R$700 million, were segregated from retail clients, which include individuals and companies with lower revenues. The change was motivated by the growth of the Corporate business. Revenue from Corporate clients is being reported in Corporate & Issuer Services.
(2)Calculated as total revenue and income less operating costs, including expected credit losses, and divided by total revenue and income.
(3)Calculated as income before income tax divided by total revenue and income.
(4)Calculated as Net Income divided by total revenue and income.

92	FORM 20-F

«Table of Contents

Total Client Assets
Client Assets is the market value of all client assets invested through XP’s platform, including equities, fixed income securities, mutual, hedge and private equity funds (including those managed by XP Gestão de Recursos Ltda., XP Advisory, XP PE Gestão de Recursos Ltda., XP Allocation Asset Management Ltda., XP Vista Asset Management Ltda. and XP Sports Asset Management Ltda., as well as by third-party asset managers), retirement plans funds (including those from XP VP, as well as by third-party insurance companies), exchanged traded funds, structured operations certificates, REITs (real estate investment funds), uninvested cash balances (Float Balances), among others. We consider Client Assets to be indicative of our appeal in the marketplace. Client Assets vary from period to period based on (1) the amount of cash and assets transferred into, and out of, XP’s platform by clients and (2) fluctuation of market prices of securities and net asset values of mutual and retirement plans funds.
Retail – Active Clients
Active clients are the number of total clients served through XP, Rico, Clear and XP Investments brands, with Client Assets above R$100.00 or that have transacted at least once in the last thirty days. The majority of clients are individuals, but we also include retail, small and medium-sized enterprise clients and corporate clients that have investment accounts with us.
Retail – Gross Total Revenues
Retail gross total revenues include all types of revenue and income streams directly related to retail clients, including, but not limited to: (1) management and performance fees from funds managed by our asset managers, and rebates from management and performance fees from mutual funds managed by third-party asset managers, that are distributed to our retail clients; (2) rebates from management fees from retirement plans funds issued by third-party insurance companies or XP VP that are distributed to our retail clients; (3) management fees from exclusive funds of high net worth retail clients; (4) brokerage commissions earned on trading of stock, futures and derivatives listed on the B3 (although we charge zero commissions on self-directed trading of equities on Rico and Clear, and of futures on the three brands); (5) securities placement fees earned on structured operations certificates (COEs) sales to retail clients; (6) the distribution fee component from securities placement fees earned on the sale of funds and fixed income and equity securities to retail clients; (7) net income from corporate, bank and government fixed income securities and from derivatives sold to retail clients; (8) net interest income from credit products, such as loans and credit cards (interchange fees included), and (9) net income earned on Float Balances, which we allocate in sovereign bonds; (10) net income earned on demand deposits; (11) insurance brokerage fees from insurance products sold to retail clients from third-party insurance companies and premiums from insurance products sold to retail clients by XP VP; (12) Digital Content revenues generated from selling XP Educação educational courses and content sold to retail clients and to non-client individuals, selling branded content articles, direct media advertisements on websites or mobile sites, Infomoney TV insertions, and other advertising and digital content fees generated by Infomoney; and (13) sale of research reports and educational courses to retail clients and other non-client subscribers. A portion of our management fees is calculated based on the performance of the mutual funds we manage or distribute.
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

93	FORM 20-F

«Table of Contents

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
Other – Gross Total Revenues
We include in Other gross revenues and income not allocated to Retail, Institutional and Corporate & Issuer Services solution categories, such as principal trading operations, which consists of investing our own net cash balances in low-risk securities, arbitrage transactions and other investments with limited exposure to market risk.
Review of 2024 Results
Retail – Our number of active clients increased 3%, from 4,531 thousand as of December 31, 2023 to 4,684 thousand as of December 31, 2024. The daily average trades for the year ended December 31, 2024 was 2.3 million, 4% lower compared with the year ended December 31, 2023. Driven by a monthly average net inflow of R$9 billion, our Total Client Assets increased 9% from R$1,122 billion as of December 31, 2023 to R$1,227 billion as of December 31, 2024. Also, there’s a natural organic growth due to the expansion of our client base. Retail Gross Total Revenues increased 14% from R$11,791 million for the year ended December 31, 2023 to R$13,489 million for the year ended December 31, 2024, attributable mostly to (1) growth in the client base and total Client Assets and (2) increased performance from products such as fixed income, credit cards and other retail revenue.
Institutional – gross revenues totaled R$1,373 million for the year ended December 31, 2024, a 9% decrease from R$1,516 million for the year ended December 31, 2023, mainly due to lower trading activity.
Corporate & Issuer Services – gross revenues totaled R$2,289 million for the year ended December 31, 2024, a 45% increase from R$1,576 million for the year ended December 31, 2023. This increase was attributable to a strong performance in Debt Capital Markets (DCM). The robust activity in DCM was driven by (1) favorable market conditions, that allowed the company to capitalize on high demand for debt financing solutions, thereby securing substantial deal flow and revenue, and (2) a lower cost of capital and funding for XP, which increase our competitiveness in underwriting . Simultaneously, the company experienced higher M&A advisory fees, reflecting its strategic effectiveness in navigating complex transactions and integrations for clients, along with more transactions with corporate clients with derivative instruments.
As a result, our total revenue and income increased 15%, from R$14,860 million for the year ended December 31, 2023 to R$17,031 million for the year ended December 31, 2024. The year ended December 31, 2024 was also marked by an increase in technology solutions associated with new products, infrastructure and also in expanding our employee base. Selling expenses decreased 12%, from R$169 million to R$149 million, for the year ended December 31, 2024 and administrative expenses increased 10%, from R$5,641 to R$6,001 million for the same period, driven by higher personnel expenses and data processing. The increase in expenses and revenue resulted in a 27% higher income before income tax. Our tax expense was R$434 million higher in the year ended December 31, 2024, resulting in a higher net income, from R$3,899 million for the year ended December 31, 2023 to R$4,515 million for the year ended December 31, 2024, and a net margin increase from 26.2% to 26.5%. Adjusted Net Income also increase from R$3,899 million for the year ended December 31, 2023 to R$4,544 million for the year ended December 31, 2024, and a net margin increase from 26.2% to 26.7%
Review of 2023 Results
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

94	FORM 20-F

«Table of Contents

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
Non-GAAP Financial Measures
This annual report presents our Adjusted Net Income and its respective reconciliation for the convenience of investors, which is a non-GAAP financial measures. A non-GAAP financial measure is generally defined as a numerical measure of historical or future financial performance, financial position or cash flows that purports to measure financial performance but excludes or includes amounts that would not be so adjusted in the most comparable GAAP measure. For further information on why our management chooses to use these non-GAAP financial measures, and on the limits of using these non-GAAP financial measures, please see “Presentation of Financial and Other Information—Special Note Regarding Non-GAAP Financial Measures.”
Adjusted Net Income

	As of December 31
	2024	2024	2023	2022
	(US$)(1)	(R$)
	(in millions)

Net Income	729	4,515	3,899	3,580
PSU expiration expenses	(2)	(12)	—	—
Tax expenses	7	41	—	—
Adjusted Net Income	734	4,544	3,899	3,580

(1)For convenience purposes only, amounts in reais as of December 31, 2024 have been translated to U.S. dollars using an exchange rate of R$6.1923 to US$1.00, the commercial selling rate for U.S. dollars as of December 31, 2024 as reported by the Central Bank. These translations should not be considered representations that any such amounts have been, could have been or could be converted at that or any other exchange rate. See “—Exchange Rates” for further information about recent fluctuations in exchange rates
Investments Cohorts
We believe that our strong value proposition and client-centric approach will continue to enhance our client loyalty and enable us to grow our share of wallet from our current customer base. We believe a simple cohort data analysis demonstrates this trend in our business and our significant opportunity in the future. For example, we measured the net new money invested with us over time across seven cohorts, which were defined as new clients that became active on our platform annually since January 2018. We then eliminated the appreciation in the value of the invested assets so that we could calculate the accumulated net inflow of new money by each cohort.

95	FORM 20-F

«Table of Contents

As our company is growing, our ecosystem is expanding and our brand is getting stronger, we see faster increases in net new money. For example, our January 2024 cohort began with an initial investment that was more than twice the size of our January 2018 cohort. More importantly, we continue to see the trend where the vast majority of the cohorts significantly grow in their total Client Assets invested with XP over time, after adjusting out the net appreciation of assets in each cohort. This demonstrates that after making their initial investments, clients’ satisfaction with the XP client experience is strong enough for them to continue adding new money into their XP accounts. We believe this illustrates our significant opportunity to continue to penetrate our existing customer base and win a greater share of wallet, as shown in the following chart:
Accumulated Net Inflow

Jan'24; 4880
Jan'23; 4870
Jan'22; 6638
Jan'21; 4771
Jan'20; 5380
Jan'19; 3513
Jan'18; 2134
35%
42%
43%
39%
40%
38%
49%
77%
74%
76%
77%
72%
73%
77%
83%
63%
42%
66%
70%
83%
88%
91%
92%
93%
92%
92%
93%
37%
26%
46%
50%
34%
34%
57%
79%
103%
116%
123%
126%
135%
133%
132%
131%
129%
135%
132%
57%
75%
92%
122%
139%
147%
166%
170%
169%
168%
166%
162%
161%
163%
166%
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
•January 2024 Cohort – This cohort began with an initial investment of R$4,881 million, in line with January 2023 cohort. However, after adjusting out the net appreciation of assets, the net balance of invested assets in this cohort increased 34% after 6 months and the same after 12 months.
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
Significant Factors Affecting Our Results of Operations
We believe that our results of operations and financial performance are driven by the following factors:

96	FORM 20-F

«Table of Contents

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

97	FORM 20-F

«Table of Contents

% of Retail Revenue from New Clients vs. Existing Clients

The breakdown set forth in the chart above considers only the portion of retail revenues that we track on a client level that represents: (1) for 2022, 86% of total retail revenues; (2) for 2023, 91% of total retail revenues; and (3) for 2024, 92% of total retail revenues.
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

98	FORM 20-F

«Table of Contents

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
Our ability to increase our Retail Client Assets from new clients who invest with us is an important lever of revenue growth, though it is decreasing in contribution due to the size and economies of scale of our platform and the recurring nature of our revenues due to our business model. New active clients accounted for 8% of our retail total gross revenues in 2024, compared to 9% in 2023 and 14% in 2022.
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

99	FORM 20-F

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

100	FORM 20-F

«Table of Contents

	For the year ended December 31,
	2024	2023	2022
	(in percentages, except as otherwise indicated)

Real growth (contraction) in gross domestic product	3.4	3.2	3.0
Inflation (IGP-M)(1)	6.5	(3.2)	5.5
Inflation (IPCA)(2)	4.8	4.6	5.8
Long-term interest rates–TJLP (average)(3)	7.6	6.6	7.2
CDI interest rate (average)(4)	10.9	13.0	12.4
Period-end exchange rate–R$ per US$1.00	6.192	4.841	5.218
Average exchange rate–R$ per US$1.00(5)	5.399	4.993	5.165
Appreciation (depreciation) of the real vs. US$ in the period(6)	(21.8)	7.8	6.5
Unemployment rate(7)	6.2	7.8	9.3

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
In 2018, the real depreciated an additional 16%, to R$3.875 per US$1.00 on December 31, 2018. In 2019, the real depreciated an additional 4% to R$4.031 per US$1.00 on December 31, 2019. In 2020, the real depreciated an additional 29% to R$5.197 per US$1.00 on December 31, 2020. In 2021, the real depreciated an additional 7% to R$5.581 per US$1.00 on December 31, 2021. In 2022, the real appreciated 6.5% to R$5.287 per US$1.00 on December 31, 2022. The real/U.S. dollar exchange rate reported by the Central Bank was R$4.841 per US$1.00 on December 31, 2023, which reflected a 7.8% appreciation of the real against the U.S. dollar during 2023. As of December 31, 2024, the real/U.S. dollar exchange rate reported by the Central Bank was R$6.192 per US$1.00, which reflected a 21.8% depreciation of the real against the U.S. dollar during 2024. There can be no assurance that the real will not depreciate or appreciate further against the U.S. dollar. The Central Bank has previously intervened in the foreign exchange market to attempt to control instability in foreign exchange rates. We cannot predict whether the Central Bank or the Brazilian government will continue to allow the real to float freely or will intervene in the exchange rate market by re‑implementing a currency band system or otherwise. The real may depreciate or appreciate substantially against the U.S. dollar in the future. Furthermore, Brazilian law provides that, whenever there is a serious imbalance in Brazil’s balance of payments or there are serious reasons to foresee a serious imbalance, temporary restrictions may be imposed on remittances of foreign capital abroad. We cannot assure you that the Brazilian government will not place restrictions on remittances of foreign capital abroad in the future.
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

101	FORM 20-F

«Table of Contents

Year	Period-End	Average(1)	Low(2)	High(3)

2020	5.196	5.158	4.021	5.937
2021	5.581	5.397	4.894	5.879
2022	5.218	5.166	4.618	5.704
2023	4.841	4.995	4.720	5.446
2024	6.192	5.828	5.426	6.209

Source: Central Bank.
(1)Represents the average of the exchange rates on the closing of each business day during the year.
(2)Represents the minimum of the exchange rates on the closing of each business day during the year.
(3)Represents the maximum of the exchange rates on the closing of each business day during the year.

Month	Period-End	Average(1)	Low(2)	High(3)

October 2024	5.778	5.624	5.431	5.780
November 2024	6.054	5.807	5.662	6.054
December 2024	6.192	6.097	5.941	6.199
January 2025	5.830	6.022	5.830	6.209
February 2025	5.849	5.766	5.698	5.869
March 2025	5.742	5.747	5.663	5.835
April 2025 (through April 24, 2025)

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

102	FORM 20-F

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
Interest expenses. Interest expenses arising from the loans, lease liabilities and debentures that we have borrowed, contracted and issued.
Share of profit or (loss) in joint ventures and associates. Share of profit or (loss) in joint venture and associates is related to equity accounting.

103	FORM 20-F

«Table of Contents

Income before Income Tax
Income before income tax consists of our net revenue and income minus our operating costs, selling and administrative expenses, others deductible expenses and interest expenses.
Income Tax Expense
Our subsidiaries are subject to different income tax regimes and statutory rates as of December 31, 2023. Given that: (1) Banco XP and Banco Modal are taxed at a 45% corporate income tax rate; (2) XP CCTVM and XP Seguradora are taxed at a 40% corporate income tax rate; (3) XP Gestão, XP Educação, XP Corretora de Seguros, XP Vista, XP PE and XP Allocation and holding entities are taxed at a 34% corporate income tax rate; (4) XP Finanças, Infomoney, Tecfinance and other operating entities are taxed at a 10.9% tax rate on revenues (34% corporate income tax rate on a presumed net margin of 32%); and (5) XP Investments and XP Investments UK LLP are taxed at U.S. and UK tax rates, respectively. Accordingly, the effective tax rate of our consolidated operations fluctuates over time according to the portion of our total net income that was generated in each of these entities. For 2024, 2023 and 2022, our effective tax rate was 9.4%, 0.9% and -3.9% respectively.
Net Income for the Year
Net income for the year consists of our income before income tax minus our income taxes and social security obligations.
Results of Operations
Year Ended December 31, 2024, Compared to the Year Ended December 31, 2023
The following table sets forth our income statement data for the years ended December 31, 2024 and 2023:

	For the years ended December 31,
	2024	2023	Variation (%)
	(R$ millions, except for percentages)

Income statement data
Net revenue from services rendered	7,425	6,532	14%
Net income from financial instruments at amortized cost and at fair value through other comprehensive income	(1,766)	1,573	(212)%
Net income from financial instruments at fair value through profit or loss	11,372	6,756	68%
Total revenue and income	17,031	14,860	15%
Operating costs and expenses
Operating costs	(5,063)	(4,399)	15%
Selling expenses	(149)	(169)	(12)%
Administrative expenses	(6,001)	(5,461)	10%
Other operating income (expenses), net	189	11	1676%
Expected credit losses	(288)	(361)	(20)%
Interest expense on debt	(780)	(617)	26%
Share of profit or (loss) in joint ventures and associates	47	74	(36)%
Income before income tax	4,986	3,936	27%
Income tax expense	(471)	(37)	1175%
Net income for the year	4,515	3,899	16%

n.m. = not meaningful.
Total Revenue and Income
Total revenue and income for the year ended December 31, 2024 was R$17,031 million, an increase of R$2,171 million, or 15%, from R$14,860 million for the year ended December 31, 2023. Net revenues from services rendered represented an increase of R$893 million within total revenue and income, driven by:
•a R$306 million increase in revenue from securities placements, primarily attributable to the increase in mandates where we acted as placement agents or underwriters for third-party transactions in the domestic and international capital markets. Despite the unfavorable scenario for equity capital markets, our debt capital markets revenue has been more relevant, as we believe it tends to be less volatile in different macroeconomic scenarios;

104	FORM 20-F

«Table of Contents

•an increase of R$142 million in brokerage commissions, driven by an increase in the average daily volume traded in shares in the year ended December 31, 2024;
•a R$115 million increase in management fees, as a result of a 9% increase in Retail Fund’s Client Assets. Additionally, (1) fees from distributions (rebates from management fees) of funds managed by third-party asset managers and management fees attributable to funds managed by third parties (fees from distributions) increased from 44% of total management fees for the year ended December 31, 2023 to 45% for the year ended December 31, 2024, or R$48 million, while management fees attributable to funds and portfolios managed by our asset managers decreased from 56% to 55%, or R$ 1 million, during the same period. For the year ended December 31, 2024, 5% of management fees were performance-based and 95% were non-performance-based (i.e., fixed annual fees);
•a R$44 million increase in insurance brokerage fees, driven by a higher sale of retirement plans and insurance products to retail clients;
•a R$207 million increase in commission fees, mainly related to interchange fees received in credit card transactions, due to the greater volume of these transactions;
•a R$145 million increase in other services, including a R$34 million decrease in penalties collected from retail clients, a R$32 million increase in client’s margin coverage fees, a R$135 million increase in other ancillary revenues related to the increase in trading operations, such as third-party trading platform fees, revenue from marketing events, and education services; and
•net of a R$65 million increase in taxes and contributions on services.
Net income from financial instruments represented R$1,278 million of the increase in total revenue and income, driven by the growth in our retail investment distribution platform (whose number of retail clients grew 20% and Client Assets grew 19% period-over-period), in our institutional businesses, and the increase in our Adjusted Gross Financial Assets balances.
Operating Costs and Expenses
Operating costs. Operating costs for the year ended December 31, 2024 were R$5,063 million, an increase of R$664 million, or 15%, from R$4,399 million for the year ended December 31, 2023. This increase was primarily attributable to a R$56 million increase in cashback costs related to credit card transactions performed by our customers, which are a strategy for customer acquisition, since it is a percentage of client spending and a R$390 million increase in commission and incentive costs payable to our IFAs as part of the growth of our omni-channel distribution network. In addition, clearinghouse fees increased by R$100 million and other costs and third-party services by R$72 million. As a percentage of total revenue and income, our operating costs were 29.7% for the year ended December 31, 2024 compared to the 29.6% for year ended December 31, 2023.
Selling expenses. Selling expenses for the year ended December 31, 2024 were R$149 million, a decrease of R$21 million, or 12%, from R$169 million for the year ended December 31, 2023, due to higher investments in brand awareness and marketing campaigns.
Administrative expenses. Administrative expenses for the year ended December 31, 2024 were R$6,001 million, an increase of R$540 million, or 10%, from R$5,461 million for the year ended December 31, 2023. This increase was primarily attributable to:
•a R$268 million, or increase in personnel expenses related to an increase in total employee headcount;
•a R$129 million, or 17%, increase in data processing expenses, mainly related to consultancy services in connection with the operation and maintenance of our platform’s software;
•a R$10 million, or 3%, increase in third parties’ services, mainly due to the optimization of expenses with technological solutions related to social and online media;
•a R$7 million, or 6%, increase in depreciation of property and equipment and right-of-use assets as a result of new leases contracts; and
Other operating income (expenses), net. We recorded other operating income/expenses, net of R$189 million for the year ended December 31, 2024 compared to other operating income, net of R$11 million for the year ended December 31, 2023. This variation is primarily due to an increase of R$149 million income related to incentives from third parties, mainly as a result of the joint development of retail products and also the association of such entities with the XP ecosystem for the year ended December 31, 2023.

105	FORM 20-F

«Table of Contents

Income before Income Taxes
As a result of the foregoing, income before income taxes for the year ended December 31, 2024 was R$4,986 million, an increase of R$1,050 million, or 27%, from R$3,936 million for the year ended December 31, 2023.
Income Tax Expense
Income tax expense for the year ended December 31, 2024 was a R$471 million income, an increase of R$434 million from a R$37 million expense for the year ended December 31, 2023. This increase was primarily attributable to an increase in our effective tax rate to 9.4% for the year ended December 31, 2024 from 0.9% for the year ended December 31, 2023, as a result of revenues at the level of entities and investment funds which adopt different taxation regimes according to the applicable rules in their jurisdictions.
Net Income for the Year
As a result of the foregoing, net income for the year ended December 31, 2024 was R$4,515 million, an increase of R$615 million from R$3,899 million for the year ended December 31, 2023.
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
Total Revenue and Income
Total revenue and income for the year ended December 31, 2023 was R$14,860 million, an increase of R$1,513 million, or 11%, from R$13,347 million for the year ended December 31, 2022. Net revenues from services rendered represented an increase of R$592 million within total revenue and income, driven by:
•a R$348 million increase in revenue from securities placements, primarily attributable to the increase in mandates where we acted as placement agents or underwriters for third-party transactions in the domestic and international capital markets. Despite the unfavorable scenario for equity capital markets, our debt capital markets revenue has been more relevant, as we believe it tends to be less volatile in different macroeconomic scenarios;
•a R$111 million decrease in brokerage commissions, driven by a 5% decrease in the average daily traded volume in equities in the year ended December 31, 2023;

106	FORM 20-F

«Table of Contents

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
Selling expenses.
Selling expenses for the year ended December 31, 2023 were R$169 million, an increase of R$31 million, or 22%, from R$139 million for the year ended December 31, 2022, in line with the marketing guidance, that focused on alternative and efficient communication strategies.
Administrative expenses.
Administrative expenses for the year ended December 31, 2023 were R$5,461 million, a decrease of R$ 180 million, or 3%, from R$5,641 million for the year ended December 31, 2022. This increase was primarily attributable to:
•a R$215 million, or 5%, decrease in personnel expenses related to an decrease in total employee headcount (from 6,928 employees as of December 31, 2022 to 6,669 employees as of December 31, 2023);
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

107	FORM 20-F

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
Income Tax Expense
Income tax expense for the year ended December 31, 2023 was a R$37 million expense, a decrease of R$173 million from a R$136 million income for the year ended December 31, 2022. This decrease was primarily attributable to an increase in our effective tax rate to 0.9% for the year ended December 31, 2023 from -3.9% for the year ended December 31, 2022, as a result of revenues at the level of entities and investment funds which adopt different taxation regimes according to the applicable rules in their jurisdictions.
Net Income for the Year
As a result of the foregoing, net income for the year ended December 31, 2023 was R$3,899 million, a decrease of R$319 million from R$3,580 million for the year ended December 31, 2022.
B.    Liquidity and Capital Resources
As of December 31, 2024, we had R$12,910 million in cash and cash equivalents. We believe that our current available cash and cash equivalents and the cash flows from our operating activities will be sufficient to meet our working capital requirements and capital expenditures in the ordinary course of business for the next 12 months.
The following table shows the generation and use of cash for the periods indicated:

	For the year ended December 31,
	2024	2023	2022
	(R$ millions)

Cash flow data
Income before income tax	4,986	3,936	3,445
Adjustments to reconcile income before income tax	2,910	1,193	1,097
Income tax paid	(542)	(403)	(371)
Contingencies paid	(8)	(53)	(3)
Interest paid	(349)	(141)	(198)
Changes in assets and liabilities	4,183	3,595	(2,166)
Net cash flows from (used in) operating activities	11,179	8,127	1,804
Net cash flows from (used in) investing activities	(1,667)	539	(372)
Net cash flows from (used in) financing activities	(5,784)	(4,395)	(200)
Net increase in cash and cash equivalents	3,727	4,271	1,232
Effects of exchange rate changes on cash and cash equivalents	(28)	(28)	(17)
Our cash and cash equivalents include cash on hand, interbank certificate deposits with banks and other highly liquid securities purchased under agreements to resell with original maturities of nine months or less, which have an immaterial risk of change in value. For more information, see note 6 to our audited consolidated financial statements included elsewhere in this annual report.

108	FORM 20-F

«Table of Contents

Net Cash Flows from Operating Activities
Our net cash flows from operating activities for the year ended December 31, 2024 increased to a net cash generated of R$11,179 million from a net cash generated of R$8,127 million in the year ended December 31, 2023, primarily driven by: (1) higher balance of securities and derivatives that we hold in the ordinary course of our business as a retail investment distribution platform and as an institutional broker-dealer (with respect to the sale of fixed income securities and structured notes); (2) our strategy to allocate excess cash and cash equivalents from treasury funds, from Float Balances and from retirement plans balances to securities and other financial assets. These balances may fluctuate substantially from quarter to quarter and were the key drivers to the net cash flow from operating activities figures; (3) increases in our banking activities from loans operations, market funding operations mainly derived from deposits (time deposits), structured operations certificates (COEs) and financial bills as a result of our expected growth in new financials services verticals; and (4) other financial liabilities as structure financing, credit card operations among others. Our income before tax combined with non-cash income/expenses consisted primarily of (a) net foreign exchange differences of R$1,188 million in 2024 and R$471 million in 2023, (b) share-based plan of R$417 million in 2024 and R$366 million in 2023, (c) interest accrued of R$609 million in 2024 and R$638 million in 2023, and (d) depreciation and amortization of R$ 265 million in 2024 and R$252 million in 2023. The total amount of adjustments to reconcile income before income taxes was R$2,910 million in 2024 and R$1,193 million in 2023.
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
Net Cash Flows used in Investing Activities
Our net cash flows generated or used in investing activities decreased from R$539 million generated in the year ended December 31, 2023 to a cash consumption of R$1,667 million in the year ended December 31, 2024, primarily affected by: (1) R$1,394 million in investments in subsidiaries, associates and joint ventures, mostly related to our asset management strategy, which decreased from R$705 million generated in the year ended December 31, 2023; and (2) R$330 million in investments in intangible assets and property plants and equipment, mostly IT infrastructure and capitalized software, which increased from R$196 million in the year ended December 31, 2023.
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

Net Cash Flows from Financing Activities
Our net cash flows from financing activities decreased from a cash used in financing activities of R$4,395 million in the year ended December 31, 2023 to R$5,784 million in the year ended December 31, 2024, primarily due to (1) the acquisition of treasury shares under the share buy-back program in the total amount of R$1,354 million; (2) the proceeds from the issuance of debt securities in the total amount of R$1,159 million; (3) the payments of borrowings, lease liabilities and debt securities in the total amount of R$3,552 million; and (4) dividends paid in the total amount of R$2,037 million.

109	FORM 20-F

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

Indebtedness
As of December 31, 2024, we had R$1,666 million in outstanding loans, R$311 million in lease liabilities, R$1,875 million in outstanding debentures and R$5,814 million in senior notes issued by us. As of December 31, 2024, we were in compliance with all the covenants of our material loan agreements and debentures. The following is a description of our material indebtedness as of the date of this annual report:
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
On September 26, 2023, we entered into a credit agreement with Banco Nacional de México S.A. for a term loan in the amount of US$250 million. The loan accrues interest at a rate per annum equal to Term SOFR + 0.40% and matures on August 30, 2024. The principal amount is due on the maturity date and interest is payable quarterly on November 30, February 29, May 30 and August 30. We paid off this agreement on the maturity date.
On October 23, 2023, we entered into a credit agreement with Banco Nacional de México S.A. for a term loan in the amount of US$200 million. The loan accrues interest at a rate per annum equal to Term SOFR + 0.40% and matures on August 30, 2024. The principal amount is due on the maturity date and interest is payable quarterly on November 30, February 29, May 30 and August 30. We paid off this agreement on the maturity date.
On December 27, 2024, we entered into a credit agreement with Banco Citi México in the total amount of R$ 1.6 billion. The borrowing accrues interest at a rate per annum equal to Term SOFR + 0.60% and matures on June 30, 2025. This amount was disbursed by the counterparty on January 6, 2025. As of December 31, 2024, the total amount of the borrowing was R$ 1.6 billion.
On January 16, 2025, we entered into a credit agreement with Banco Santander for a term loan in the amount of US$180 million. The loan accrues interest at a rate per annum equal to SOFR overnight + 0.79% and matures on December 22, 2025. The principal amount is due on the maturity date and interest is payable quarterly on March 24, June 23 and September 22.
On February 24, 2025, we entered into a credit agreement with Bank of America for a term loan in the amount of US$64 million. The loan accrues interest at a rate per annum equal to 4.358% and matures on May 6, 2025. The principal and interest amounts are due on the maturity date.
On February 24, 2025, we entered into a credit agreement with Bank of America for a term loan in the amount of US$36 million. The loan accrues interest at a rate per annum equal to 4.395% and matures on June 3, 2025. The principal and interest amounts are due on the maturity date.
On March 11, 2025, we entered into a credit agreement with Bank of America for a term loan in the amount of US$27.5 million. The loan accrues interest at a rate per annum equal to 4.343% and matures on May 6, 2025. The principal and interest amounts are due on the maturity date.

110	FORM 20-F

«Table of Contents

On March 11, 2025, we entered into a credit agreement with Bank of America for a term loan in the amount of US$27.5 million. The loan accrues interest at a rate per annum equal to 4.332% and matures on August 4, 2025. The principal amount is due on the maturity date and interest will be amortized on June 11, 2025.
Debentures

On July 19, 2022, XP Brazil issued non-convertible debentures in the amount of R$1.8 billion (R$900 million of series 1 and R$900 million of series 2). Both series have in aggregate a maximum authorized issuance up to R$1.8 billion. The principal amount is due and will be paid on the maturity date as follow: (i) June 23, 2024 (series 1) and (ii) June 23, 2025 (series 2). The interest rates for series 1 and series 2 debentures are CDI+1.75% and CDI+1.90%, respectively. As of December 31, 2024, the total amount was R$ 1.2 billion.
3.250% Senior Notes Due 2026
On July 1, 2021, we issued senior notes due 2026 in an aggregate principal amount of US$750.0 million. The 3.250% notes due 2026 bear interest at the annual rate of 3.250%, payable semiannually in arrears on January 1 and July 1 of each year, which commenced on January 1, 2022. The 3.250% notes due 2026 are guaranteed by XP Investimentos S.A. and have been listed on the Singapore Exchange Securities Trading Limited since July 1, 2021. As of December 31, 2024, the aggregate principal amount outstanding of the 3.250% notes due 2026 was US$449 million.
6.750% Senior Notes Due 2029
On July 2, 2024, we issued senior notes in an aggregate principal amount of US$500.0 million. The 6.750% senior notes due 2029 bear an annual interest rate of 6.750% payable semiannually in arrears on January 2 and July 2 of each year, which commenced on January 2, 2025. The 6.750% notes due 2029 are guaranteed by XP Investimentos S.A and have been listed on the Luxembourg Stock Exchange since July 2, 2024. As of December 31, 2024, the aggregate principal amount outstanding of the 6.750% notes due 2029 was US$500 million.
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
As of December 31, 2024, we were in compliance with the covenants in our loan agreements and debentures.
Off-balance Sheet Arrangements
As of December 31, 2024, the off-balance sheet arrangements total an amount of R$7,874 million (compared to R$8,913 million as of December 31, 2023). The off-balance sheet arrangements refer to credit card limits granted and not used by our customers. The amounts granted are linked to the value of customers’ assets held in guarantee by XP, and may vary daily according to the variation in the credit risk of our customers, as well as the variation in the value of the guarantees. Besides that, we offer to our customers other types of collateral agreements, such as letters of guarantee.
Capital Expenditures
In the years ended December 31, 2024, 2023 and 2022, we made capital expenditures of R$330 million, R$196 million, and R$127 million, respectively. Total capital expenditures as a percentage of total net revenue and income were 1.9% in 2024, 1.3% in 2023, and 1% in 2022. These capital expenditures mainly include expenditures related to the upgrade and development of our IT systems, software and infrastructure, and the expansion of our office spaces due to accelerated growth in employee headcount.

111	FORM 20-F

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
Board of Directors
As of December 31, 2024, our board of directors was composed of nine (9) members, of which five (5) are independent. Each director is appointed for a two-year term, unless they resign or their office is vacated earlier, provided, however, that such term shall be extended beyond two years in the event that no successor has been appointed (in which case such term shall be extended to the date on which such successor has been appointed). Directors appointed by the board of directors hold office until the next annual general meeting. Our directors do not have a retirement age requirement under our Memorandum and Articles of Association.
The following table presents the names of the current members of our board of directors.

Name	Age	Position

Guilherme Dias Fernandes Benchimol	48	Chairman
Bernardo Amaral Botelho	49	Director
Gabriel Klas da Rocha Leal	43	Director
Bruno Constantino Alexandre dos Santos	49	Director
Jose Luiz Acar Pedro	72	Director
Melissa Alves Werneck	52	Director
Martin Emiliano Escobari Lifchitz	53	Director
Oscar Rodríguez Herrero	53	Director
João Roberto Gonçalves Teixeira	59	Director
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

112	FORM 20-F

«Table of Contents

Bernardo Amaral Botelho is a member of our board of directors, a position he has held since November 2019. Mr. Amaral has been with the Company group since 2007 and was a board member of XP Brazil from August 2018 to November 2019. He was also an executive officer of our U.S. broker-dealer from 2015 until 2017 and of XP Brazil, XP CCTVM, Banco XP, XP Gestão, XP Vista, XP Advisory, XP VP, Tecfinance, XP Educação and Leadr until 2023, when he ceased to be an executive officer of the Company group. Prior to joining us, he was a lawyer of Costa Advogados Associados from 2001 to 2007. Mr. Amaral holds a bachelor’s degree in law from Pontifícia Universidade Católica do Rio de Janeiro and an LLM in business law from IBMEC Group.

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

Bruno Constantino Alexandre dos Santos is a member of our board of directors, position he has held since November 2019. Mr. Constantino has over 26 years’ experience in the financial markets. He joined XP in 2012. Prior to joining us, he was a Co-Portfolio Management for Brazil at Emerging Markets Management in 2010, based in Washington DC, and before that a partner at BTG Pactual, where he worked for 10 years, from 2000 to 2010, responsible for proprietary Private Equity deals. Bruno also served as a member of the audit committee of CEMIG from 2002 to 2004, as a member of the board of directors of LIGHT from 2006 to 2009 and VALID from 2010 to 2019. He has an MBA in Corporate Finance from IBMEC-RJ, a bachelor’s degree in mechanical engineering from PUC-RJ and holds a Chartered Financial Analyst certificate.
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

José Luiz Acar Pedro is a specialist in the Brazilian financial market and banking industry and is the founder and CEO of three venture capital firms in Brazil: Celerit Invest, Devas Investimentos and Acarpar Empreendimentos e Participações. He is also the founder of “Associação Amigos das Escolas” a non-profit Brazilian organization focused in improving the environment in public schools. He served as Executive Vice President of BCN and Bradesco, Partner and Member of the Executive Committee at BTG Pactual, CEO of Banco Pan, Chairman of the board of directors of Banco Safra and member of the board of directors at HBR Realty Empreendimentos. He contributed significantly to the banking industry by holding key roles in SROs such as Vice President of FEBRABAN and President of IBRI.

Oscar Rodriguez Herrero brings more than 27 years of international experience in risk management, private equity and strategic consulting and will significantly enhance the credit and risk management capabilities of the Board. He previously worked at McKinsey & Co. at their offices in Miami, Madrid, and Lisbon. Then he held the positions of CRO of Banco Santander Brasil and later for the Global Wholesale Banking Business of Santander. Then Oscar joined, as a Senior Advisor, Cambridge Family Enterprise Group, where he advised international family businesses on corporate governance and risk management. He also served in the Board of Advisors of Grupo Verdi - Rodobens and lead the Risk Committee of the Board. Until earlier 2024, he served as a member of the Executive Risk Committee at Nubank, a Brazilian digital bank. Mr. Rodriguez holds a Bachelor‘s degree in business administration from CUNEF (Spain). He also earned a Master of Business Administration (MBA) from the Kellogg School of Management – Northwestern University in 2000.

113	FORM 20-F

«Table of Contents

João Roberto Gonçalves Teixeira is a member of the Board of Directors of Fleury S.A., the largest provider of premium medical diagnostic services in Brazil, and The Mosaic Co. in the USA. He is also a pro bono member of the advisory board of Artemisia, a pioneer Impact Social Business Company in Brazil, and managing partner at Inviste Participações. He acted as independent member and chairman of the Board of Directors of Br Malls Participações S.A. and pro bono independent member of the Investment Committee of Yunus Social Business Brazil from May 2018 to April 2023. Between 2018 and 2020 he also acted as independent member and chairman of the Board of Directors of Julius Baer Family Office in Brazil. From December 2018 until 2022, Mr. Teixeira served as the CEO of Copersucar S.A., a Brazilian sugar, ethanol and logistics corporation, where he was responsible for managing financial and operational risks due to the complexity of the Company‘s operations. He is also the former CEO of Banco Votorantim S.A., one of the largest Brazilian privately owned banks, from 2011 to November 2016, a period in which he also served as a Director of Febraban (Brazilian Federation of Banks). Mr. Teixeira holds a Bachelor‘s and Master‘s degree in economics from PUC-RJ. He also earned a Master of Business Administration (MBA) from the London Business School in 1995 and participated in the Executive Program at Singularity University in 2018.

Melissa Alves Werneck is the Executive Vice President and Global Chief People Officer for The Kraft Heinz Company. She oversees the Company's global Human Resources function, which leads talent management and talent acquisition, leadership and capabilities development, total rewards and recognition, engagement, culture and belonging. She has served in this capacity since August 2016. She has been a board member at Fundação Heinz and subsequently Fundação Kraft Heinz for the past 12 years. Previously, she was Global Head of Human Resources, Performance and Information Technology from 2015 to 2016. Before the Kraft Heinz merger in 2015, Melissa served as Senior Vice President of Human Resources, Performance and Information Technology at H. J. Heinz Company from 2013 to 2015. Before Heinz, Melissa worked at America Latina Logística S.A. (ALL), where she served as Chief People Officer & Performance Management Vice President from 2010 to 2013, People & Performance Management Senior Director from 2009 to 2010, and as People & Performance Management Senior Manager from 2007 to 2008. Melissa holds a degree in Chemical Engineering from Federal University of Minas Gerais in Brazil and an MBA from the COPPEAD Graduate School of Business at the Federal University of Rio De Janeiro.

Executive Officers
Our executive officers are responsible for the management and representation of our company. We have a strong centralized management team led by Thiago Maffra, our CEO, who has broad experience in the financial services industry.
The following table lists our current executive officers:

Name	Age	Position

Thiago Maffra	40	Chief Executive Officer
Victor Andreu Mansur Farinassi	35	Chief Financial Officer
Fabrício Cunha de Almeida	42	General Counsel
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
Victor Andreu Mansur Farinassi is our Chief Financial Officer, a position he has held since August 2024. With over 15 years of experience in the financial market, he joined XP CCTVM in 2012. Throughout his career at XP, he has held several leadership positions, including Executive Director, Head of Treasury and Head of Structuring, Trading and Sales. Since 2022, he has been a key member of XP's financial team. Before joining XP, Victor gained experience at two other brokerage firms. He holds a degree in Business Administration from Escola Superior de Propaganda e Marketing.
Fabrício Cunha de Almeida is our general counsel, a position he has held since November 2019. Mr. Almeida has been the general counsel of the XP group since 2013. Prior to joining us, he was a lawyer at Barbosa, Müssnich & Aragão from 2005 to 2011. Mr. Almeida holds a bachelor’s degree in law from Universidade Cândido Mendes in Rio de Janeiro and holds a postgraduate degree in corporate law and capital markets from FGV.

114	FORM 20-F

«Table of Contents

Shareholders’ Agreement
On July 6, 2023, our Shareholders' Agreement executed between XP Control LLC, General Atlantic (XP) Bermuda, LP (“GA”), Itaúsa S.A. (“Itaúsa”), São Carlos Investimentos Ltd. (“São Carlos”), São Marcos Investimentos Ltd. (“São Marcos” and, together with Itaúsa and São Carlos, the “Iupar Group”), ITB Holding Ltd. and Itaú Unibanco Holding S.A., was terminated; it was originally expected to continue until October 30, 2026. This termination was agreed to between the shareholders and strengthens our corporate governance practices and the composition of our board of directors. As a result of the termination: (i) Iupar Group will no longer have the right to nominate members to our Board of Directors, but together with Itaú, they are required to comply with certain registration rights requirements when selling their shares in the market; (ii) GA retains its right to nominate one board member as long as it holds at least 2% of our common shares; and (iii) our Board of Directors was reduced on July 18, 2023 to 9 (nine) members (from 11) to improve its effectiveness. For further information on our board, see “—Board of Directors” and “Item 16G. Corporate Governance—Board and Governance Enhancements.”
B.    Compensation
Compensation of Directors and Officers
Under Cayman Islands law, we are not required to disclose compensation paid to our senior management on an individual basis and we have not otherwise publicly disclosed this information elsewhere.
For the years ended December 31, 2024, 2023 and 2022, the aggregate compensation expense for the members of the board of directors and our executive officers for services in all capacities was R$34 million, R$33 million, and R$69 million, respectively, which includes both benefits paid in kind and compensation. See note 26(a) to our audited consolidated financial statements included elsewhere in this annual report.
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
The vesting conditions for grants under the LTIP are determined by the administrator and, in the case of restricted stock and RSUs, are set forth in the applicable award documentation. For stock options, the administrator determines the exercise price of the option, the term of the option and the time or times at which the option may be exercised. Performance awards are subject to performance conditions as specified by the administrator and are settled in cash, Class A common shares, other awards, other property, net settlement or any combination thereof, as determined by the administrator in its discretion, following the end of the relevant performance period. The LTIP is administered by a compensation committee appointed by our board of directors consisting of not less than three members, which may consist of directors and/or officers or other management members of our company. For more information see “—C. Board Practices—Committees—Compensation, People, Nominating and Governance Committee.” As of December 31, 2024, we had made awards consisting of 15,006 shares under the LTIP.

115	FORM 20-F

«Table of Contents

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
Cayman Islands law does not impose a requirement that the board consists of a majority of independent directors or that such independent directors meet regularly without other members present. Nor does Cayman Islands law impose specific requirements on the establishment of a compensation committee or nominating committee or nominating process. However, our board of directors consists of a majority of independent directors and we have a compensation and nominating committee established, although this committee is not comprised solely of independent directors.
Committees
Audit Committee
The audit committee, which consists of Jose Luiz Acar Pedro, Oscar Rodríguez Herrero and João Roberto Gonçalves Teixeira, assists our board of directors in overseeing our accounting and financial reporting processes and the audits of our financial statements. In addition, the audit committee is directly responsible for the appointment, compensation, retention and oversight of the work of our independent registered public accounting firm. Jose Luiz Acar Pedro serves as chairperson of the committee and is considered an “audit committee financial expert” as defined by the SEC. The audit committee consists exclusively of members of our board of directors who are financially literate. Our board of directors has determined that Jose Luiz Acar Pedro, Oscar Rodríguez Herrero and João Roberto Gonçalves Teixeira satisfy the “independence” requirements set forth in Rule 10A-3 under the Exchange Act. Members of the audit committee hold office for a period of two years.
The audit committee is governed by a charter that complies with Nasdaq rules. The audit committee is responsible for, among other things:
•the appointment, compensation, retention, termination and oversight of the work of any accounting firm engaged for the purpose of preparing or issuing an audit report or performing other audit, review or attest services;
•pre-approving the audit services and non-audit services (including the fees and terms thereof) to be provided by our independent auditor pursuant to the pre-approval procedures established by the audit committee;
•discussing with the independent auditor its responsibilities under generally accepted auditing standards, the planned scope and timing of the independent auditor’s annual audit plan(s) and significant findings from the audit and any problems of difficulties encountered, including any restrictions on the scope of the auditor’s activities or on access to requested information, and any significant disagreements with management;

116	FORM 20-F

«Table of Contents

•evaluating the independent auditor’s qualifications, independence and performance, including by obtaining and reviewing a report from the independent auditor describing all relationships between the independent auditor and the Company consistent with the applicable PCAOB requirements regarding the independent auditor’s communications with the audit committee concerning independence;
•confirming and evaluating the rotation of the audit partners on the audit engagement team as required by law;
•reviewing with management, in separate meetings whenever the audit committee deems appropriate, any analyses or other written communications prepared by management and/or the independent auditor setting forth significant financial reporting issues and judgments made in connection with the preparation of the financial statements, including analyses of the effects of alternative IFRS Accounting Standards methods on the financial statements; and other critical accounting policies and practices of the Company;
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
Compensation, People, Nominating and Governance Committee
Our Compensation, People, Nominating and Governance Committee, which consists of Guilherme Dias Fernandes Benchimol, Melissa Werneck and Gabriel Klas da Rocha Leal, assists the board of directors in reviewing and approving the compensation structure, including all forms of compensation, relating to our directors and executive officers. The committee reviews the total compensation package for our executive officers and directors and recommends to the board of directors for determination the compensation of each of our directors and executive officers, and will periodically review and approve any long-term incentive compensation or equity plans, programs or similar arrangements, annual bonuses and employee pension and benefits plans. Additionally, it oversees talent management policies, executive recruitment and retention, and the relationship between compensation policies and risk management. Regarding nominating and governance functions, the committee recommends candidates for the board and its committees, oversees annual evaluations, and advises on corporate governance and board structure. As permitted by the listing requirements of Nasdaq, we have opted out of Nasdaq Listing Rule 5605(d) which requires that a compensation committee consist entirely of independent directors.
Risks, Credit and ESG Committee
Our Risks, Credit and ESG Committee, which consists of Oscar Rodríguez Herrero, Bruno Constantino Alexandre dos Santos and Bernardo Amaral Botelho, assists the board of directors in overseeing the identification, assessment, and management of key enterprise risks, including cybersecurity, climate, credit, market, reputational, liquidity, and ESG-related risks. It reviews the company’s risk management framework, policies, and mitigation strategies, ensuring effective oversight of these areas. Additionally, the committee supervises ESG matters, coordinating with other Board committees as needed, and supports the development and implementation of ESG strategies, priorities, and initiatives. It also oversees credit and lending strategies, policies, and portfolio quality, monitoring trends and ensuring compliance with internal controls and financial risk management in coordination with the Audit Committee.
Strategy and Performance Committee
Our Strategy and Performance Committee, which consists of Guilherme Dias Fernandes Benchimol, Gabriel Klas da Rocha Leal, Bruno Constantino Alexandre dos Santos, Jose Luiz Acar Pedro and João Roberto Gonçalves Teixeira, assists the board of directors in discharging its responsibilities and oversight duties with respect to the development and implementation of XP’s business strategies and evaluate the performance of the company’s business strategies.

117	FORM 20-F

«Table of Contents

Board Diversity Matrix

Board Diversity Matrix (as of December 31, 2024)

Country of Principal Executive Offices:	Brazil
Foreign Private Issuer:	Yes (the Cayman Islands)
Disclosure Prohibited under Home Country Law:	No
Total Number of Directors:	9
	Female	Male	Non-Binary	Did Not Disclose Gender

Part I: Gender Identity
Directors:	1	8	0	0
Part II: Demographic Background
Underrepresented Individual in Home Country Jurisdiction:	0
LGBTQ+:	0
Hispanic or Latinx	0	1
Did not Disclose Demographic Background:	1	7
D.    Employees
As of December 31, 2024, 2023 and 2022, we had 7,442, 6,669 and 6,928 employees, respectively. As of December 31, 2024, all of our employees were based in our offices in São Paulo, Rio de Janeiro, New York City and Miami.
The table below breaks down our full-time personnel by function as of December 31, 2024:

Function	Number of employees	% of Total

Management	50	1%
Technology	1,372	18%
Sales and Marketing	4,113	55%
Customer Support	336	5%
General and Administrative	1,571	21%
Total	7,442	100%
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
ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

118	FORM 20-F

«Table of Contents

A.    Major Shareholders
The following table and accompanying footnotes present information relating to the beneficial ownership of our Class A common shares and Class B common shares as of April 15, 2025. We are not aware of any other shareholder that beneficially owns more than 5% of our common shares nor of any arrangements the operation of which may at a subsequent date result in a change of control of the company.
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
Except as otherwise indicated, and subject to applicable community property laws, we believe that each shareholder identified in the table below possesses sole voting and investment power over all the Class A common shares or Class B common shares shown as beneficially owned by the shareholder in the table. Percentages in the table below are based on 434,047,695 outstanding Class A common shares and 103,375,726 outstanding Class B common shares.
Unless otherwise indicated below, the address for each beneficial owner is c/o XP Inc., Av. Chedid Jafet, 75, Torre Sul, 30th floor, Vila Olímpia – São Paulo, Brazil 04551-065.

Shares Beneficially Owned
Shareholders as of April 15, 2025	Class A		Class B
	Shares	%	Shares	%	% of Total Voting Power(1)

5% Shareholders
XP Control LLC(2)	—	—	103,375,726	100.00%	70.43%
Blackrock, Inc. (3)	28,858,937	6.65%	—	—	2.98%
Capital World Investors(4)	30,606,282	7.05%	—	—	2.09%
Dodge & Cox(5)	43,153,245	9.94%	—	—	2.94%
Entities affiliated with General Atlantic (XP) Bermuda, L.P. (6)	29,617,733	6.82%	—	—	2.02%
Mawer Investment Management Ltd. (7)	36,680,224	8.45%	—	—	2.50%
Executive Officers and Directors*
Guilherme Dias Fernandes Benchimol(8)	—	—	—	—	—
Bernardo Amaral Botelho(8)	—	—	—	—	—
Oscar Rodríguez Herrero	—	—	—	—	—
Gabriel Klas da Rocha Leal(8)	—	—	—	—	—
Martin Emiliano Escobari Lifchitz(9)	—	—	—	—	—
Jose Luiz Acar Pedro	—	—	—	—	—
Bruno Constantino Alexandre dos Santos(8)	—	—	—	—	—
João Roberto Gonçalves Teixeira	—	—	—	—	—
Melissa Alves Werneck	—	—	—	—	—
Fabrício Cunha de Almeida(8)	—	—	—	—	—
Thiago Maffra	—	—	—	—	—
Victor Andreu Mansur Farinassi	—	—	—	—	—
All directors and executive officers as a group (12 persons)	—	—	—	—	—

*    No Executive Officer or Director beneficially owns greater than 1% of Class A common shares or Class B common shares outstanding, respectively.
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

119	FORM 20-F

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
(3)This information is based solely on the Schedule 13G/A filed with the SEC on April 23, 2025 on behalf of Blackrock, Inc. The principal business address of Blackrock, Inc. is 50 Hudson Yards, New York, New York 10001.
(4)This information is based solely on the Schedule G filed with the SEC on November 13, 2024 on behalf of Capital World Investors. The principal business address of Capital World Investors is 333 South Hope Street, 55th Floor, Los Angeles, California 90071.
(5)This information is based solely on the Schedule 13G/A filed with the SEC on February 13, 2025 on behalf of Dodge & Cox. The principal business address of Dodge & Cox is 555 California Street, 40th Floor, San Francisco, CA 94104.
(6)This information is based solely on the Schedule 13F-HR filed with the SEC on February 7, 2025 on behalf of General Atlantic, L.P., and several other reporting persons identified therein. Includes Class A common shares and Class B common shares owned by General Atlantic, L.P., a Delaware limited partnership (“GA LP”); General Atlantic GenPar, L.P., a Delaware limited partnership (“GenPar”); General Atlantic (XP) Bermuda, L.P., a Bermuda exempted limited partnership (“GA XP”); GAP (Bermuda) L.P., a Bermuda exempted limited partnership (“GAP (Bermuda) L.P.”); General Atlantic Partners 92A, L.P., a Delaware limited partnership (“GAP 92A”); General Atlantic Partners 92B, L.P., a Delaware limited partnership (“GAP 92B”); General Atlantic Partners 92C, L.P., a Delaware limited partnership (“GAP 92C”); General Atlantic Partners 92D, L.P., a Delaware limited partnership (“GAP 92D”); General Atlantic Partners 92E, L.P., a Delaware limited partnership (“GAP 92E”); General Atlantic Partners 92F, L.P., a Delaware limited partnership (“GAP 92F”); General Atlantic Partners 92G, L.P., a Delaware limited partnership (“GAP 92G”); General Atlantic Partners 92H, L.P., a Delaware limited partnership (“GAP 92H”); General Atlantic Partners 92I, L.P., a Delaware limited partnership (“GAP 92I”); General Atlantic Partners 92J, L.P., a Delaware limited partnership (“GAP 92J”); General Atlantic Partners (Bermuda) IV, L.P., a Bermuda exempted limited partnership (“GAP Bermuda IV”); General Atlantic GenPar (Bermuda), L.P., a Bermuda exempted limited partnership (“GenPar Bermuda”); GAP Coinvestments III, LLC, a Delaware limited liability company (“GAPCO III”); GAP Coinvestments IV, LLC, a Delaware limited liability company (“GAPCO IV”); GAP Coinvestments V, LLC, a Delaware limited liability company (“GAPCO V”); GAP Coinvestments CDA, L.P., a Delaware limited partnership (“GAPCO CDA”); GAPCO Management GmbH, a German company (“GmbH”); GAPCO GmbH & Co KG, a German partnership (“KG”); General Atlantic Partners 100, L.P., a Delaware limited partnership (“GAP 100”); General Atlantic Partners (Bermuda) EU, L.P., a Bermuda exempted limited partnership (“GAP Bermuda EU”); General Atlantic Partners (Lux) SCSp, a Luxembourg special limited partnership (“GAP Lux”); General Atlantic GenPar (Lux) SCSp, a Luxembourg special limited partnership (“GA GenPar Lux”); General Atlantic (Lux) S.à r.l., a Luxembourg private limited liability company (“GA Lux”); General Atlantic (SPV) GP, LLC, a Delaware limited liability company (“GA SPV”); and General Atlantic (XP) II, L.P., a Bermuda exempted limited partnership (“GA XP II”). The GA Funds and the Sponsor Coinvestment Funds share beneficial ownership of the Class A common shares held of record by GA XP. The GA XP II Funds share beneficial ownership of the Class A common shares held of record by GA XP II. The general partner of GA XP II is GA SPV. GA LP, which is controlled by the management committee of GASC MGP, LLC (the “GA Management Committee”), is the managing member of GAPCO III, GAPCO IV and GAPCO V, the general partner of GAPCO CDA and the sole member of GA SPV. The general partner of GAP Lux is GA GenPar Lux and the general partner of GA GenPar Lux is GA Lux. The general partner of GAP Bermuda IV and GAP Bermuda EU and the sole shareholder of GA Lux is GenPar Bermuda. The general partner of GenPar Bermuda and GA XP is GAP (Bermuda) L.P., which is also controlled by the GA Management Committee. The general partner of the GA Funds (other than GAP Bermuda IV) and GAP 100 is GenPar. The general partner of GenPar is GA LP. Each of GAP 92A, GAP 92B, GAP 92C, GAP 92D, GAP 92E, GAP 92F, GAP 92G, GAP 92H, GAP 92I, GAP 92J is the sole member of General Atlantic XP A, LLC, General Atlantic XP B, LLC, General Atlantic XP C, LLC, General Atlantic XP D, LLC, General Atlantic XP E, LLC, General Atlantic XP F, LLC, General Atlantic XP G, LLC, General Atlantic XP H, LLC, General Atlantic XP I, LLC, and General Atlantic XP J, LLC, respectively, all of which are Delaware limited liability companies. Each such limited liability company is a limited partner of GA XP. In addition, the Sponsor Coinvestment Funds are members of GA Latin America Coinvestments, LLC, a Delaware limited liability company. GA Latin America Coinvestments, LLC, the Sponsor Coinvestment Funds (other than KG) and GAP Bermuda IV are also limited partners of GA XP. As of the date hereof, there are nine members of the GA Management Committee. The general partner of KG is GmbH and the GA Management Committee controls the investment and voting decisions of GmbH. Each of the members of the GA Management Committee disclaims ownership of the Class A common shares except to the extent that he has a pecuniary interest therein. The principal business address of each of the Reporting Persons (other than GmbH, KG, GA XP, GAP Bermuda IV, GAP (Bermuda) L.P., GenPar Bermuda, GAP Bermuda EU, GA XP II, GAP Lux, GA GenPar Lux and GA Lux) is c/o General Atlantic Service Company, L.P., 55 East 52 Street, 33 Floor, New York, NY 10055. The principal business address of GmbH and KG is c/o General Atlantic GmbH, Luitpoldblock, Amirplatz 3, 80333 Munich, Germany. The principal business address of GA XP, GAP Bermuda IV, GAP (Bermuda) L.P., GenPar Bermuda, GAP Bermuda EU and GA XP II is Clarendon House, 2 Church Street, Hamilton HM 11, Bermuda. The principal business address of GAP Lux, GA GenPar Lux and GA Lux is Luxembourg is 412F, Route d’Esch, L-2086 Luxembourg.
(7)This information is based solely on the Schedule 13G/A filed with the SEC on February 13, 2025 on behalf of Mawer Investment Management Ltd. The principal business address of Mawer Investment Management Ltd. Is 600, 517-10th Avenue SW, Calgary, Alberta, Canada, T2R 0A8.
(8)While these executive officers and directors do not own more than 1% of common shares directly in XP Inc. directly, they own equity interests in XP Control LLC. These executive officers and directors disclaim beneficial ownership of the shares held by XP Control LLC except to the extent, if any, of their respective pecuniary interest therein.
(9)Mr. Escobari, independent member of our board of directors, is managing director of General Atlantic, L.P. and disclaims beneficial ownership of the shares held by General Atlantic, L.P. and the other reporting persons identified in Note 6 above except to the extent, if any, of their pecuniary interest therein.

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
B. Related Party Transactions
Securities and Repurchase Agreement Transactions with Itaú Unibanco
We entered into bank deposit certificates (CDBs), accounts receivable, purchased and repurchase agreements with Itaú Unibanco in the ordinary course of our business. Bank deposit certificates are highly liquid, short-term securities and accrue interest at rates per annum ranging from 75% to 100% of the CDI Rate. Accounts receivable is related to commission for intermediation of interest rate derivatives offshore operations. Purchased agreements and repurchase agreements are highly liquid cash equivalent operations, in case of repurchase backed by our own securities or third-party securities. On July 10, 2023, we announced the termination of our shareholder agreement with Itaú Unibanco, originally expected to continue until October 2026. As a result, Itaú Unibanco is no longer considered a related party.

120	FORM 20-F

«Table of Contents

The following table sets forth the total amounts of transactions entered into with related parties as of the dates indicated:

	Assets/(Liabilities) as of December 31,		Revenue/(Expenses) for the year ended December 31,
Type of transaction	2024	2023	2024	2023	2022
	(in millions of R$)

Securities (Bank deposit certificates)	—	—	—	17	25
Securities purchased under agreements to resell	—	—	—	5	9
Accounts receivable	—	—	—	—	1
Securities sold under repurchase agreements	—	—	—	(17)	(196)
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

121	FORM 20-F

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
On December 19, 2024, we announced that our board of directors approved payment of a cash dividend. The dividend was paid on December 18, 2024 to shareholders of record as of December 10, 2024. The total dividend paid was US$350.0 million or approximately US$0.65 per common share.
For further information regarding dividend payments by XP Brazil since January 1, 2022, see note 25(d) to our audited consolidated financial statements included elsewhere in this annual report.
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

122	FORM 20-F

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
As of December 31, 2024, we have provisions recorded in our audited consolidated financial statements in connection with legal proceedings for which we believe a loss is probable in accordance with accounting rules, in an aggregate amount of R$146 million and have made judicial deposits in an aggregate amount of R$35 million. However, legal proceedings are inherently unpredictable and subject to significant uncertainties. If one or more cases were to result in a judgment against us in any reporting period for amounts that exceeded our management’s expectations, the impact on our results of operations or financial condition for that reporting period could be material. See “Item 3. Key information—D. Risk Factors—Risks Relating to Our Business and Industry—The Costs and Effects of Pending and Future Litigation, Investigations or Similar Matters, or Adverse Facts and Developments Related Thereto, Could Materially Affect Our Business, Financial Position and Results of Operations.”
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
As of December 31, 2024, we were party to 681 judicial and administrative proceedings of a civil nature for which we recorded a provision of R$59 million. We were also party to 2130 judicial and administrative proceedings of a civil nature totaling R$971 million, where the likelihood of loss has been assessed by our management as possible based on the opinion of our external legal advisors and for which we have not recorded a provision.
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
As of December 31, 2024, we were party to 275 labor-related judicial and administrative proceedings for which we recorded a provision of R$86 million. We were also party to 235 labor lawsuits totaling R$173 million, where the likelihood of loss has been assessed by our management as possible based on the opinion of our external legal advisors and for which we have not recorded a provision.
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

123	FORM 20-F

«Table of Contents

While external counsel at the present time cannot evaluate the likelihood of an unfavorable outcome of any such matter given, that it is in its preliminary stages, we believe the allegations are meritless.
Tax and Social Security Matters
As of December 31, 2024, XP’s main tax and social security contingencies could be grouped and described as follows.
(i) Social Contribution Taxes (“PIS and Cofins”): XP is discussing the definition of gross income for the purposes of social contribution taxes’ (“PIS” and “COFINS”) calculation basis in a lawsuit before the Federal Court. In connection to this discussion, we were party administrative tax and social security proceedings demanding the payment of the difference. There is a judicial deposit of the amounts involved in this controversy. The likelihood of loss was assessed by our external advisors as possible and we do not record a provision. The amount involved is of R$ 14.6 million.
(ii) Profit Sharing Program: XP has 7 (seven) assessments related to the payments made to employees in Profit Sharing Programs. These assessments are mainly related to the allegation that the plans did not comply with the provisions of Law 10,101/00, with differing consequences. Thus, tax and social securities authorities issued assessments for the following years: 2011, 2015, 2017, 2018, 2019 and 2020, detailed bellow.
(a) 2011 and 2015: unpaid social contribution over the payments made in connection to the plan. The amounts claimed are R$ 21,979 and R$ 55,232, respectively.
(b) 2017: in addition to the unpaid social contribution, tax authorities also challenge the deductibility of the paid amounts for the purposes of Corporate Income Tax (“IRPJ”) 2017 and 2016. The total amount claimed is R$ 127,286.
(c) 2018, 2019, 2020: unpaid social contribution over the payments made in connection to the plan. The amounts claimed are R$ 154,026, 206,358 and 364,463, respectively.
(d) 2015 - 2020: In June 2022, the Public Labor Ministry issued a notification for alleged unpaid (FGTS) on the payments related to the plans from 2015 to 2020, which is awaiting decision on an administrative level. The total amount involved is of R$ 189,277.
The likelihood of loss has been assessed as possible by our external legal advisors, reason why we do not record a provision.
(iii) Goodwill: XP is also part of 4 (four) tax administrative proceedings through which the Brazilian Tax Revenue challenges the deductibility, for IRPJ and Social Contribution on Net Profits (“CSLL”) of the expenses deriving from the amortization of goodwill registered upon the acquisitions made between 2013 and 2016. All proceeding are awaiting decisions on an Administrative level. There are also 2 (two) lawsuits in order to prevent the issuance of new tax assessments and/or the application of the 150% penalty by tax authorities related to the tax deduction of these expenses for further periods. The total amount involved is R$97,9 million.
We believe those proceedings are unlikely to have a material adverse impact, individually or in the aggregate, on our results of operations or financial condition.
Consumer Matters
In 2021, XP received three notices of infraction from the São Paulo Consumer Protection Foundation (Fundação de Proteção e Defesa do Consumidor), or “PROCON,” a governmental entity responsible for the supervision of consumer protection market practices. PROCON charged us with an aggregate R$11.0 million penalty based on consumer complaints regarding alleged violations of Brazilian consumer protection laws. Namely, PROCON claims we should adjust our websites to emphasize costs and change certain provisions of our brokerage agreements. Two notices of infraction have already been judged in 2023 and considering the terms of the legal rulings, the penalties have been reduced to, approximately, R$ 8 million.
B.    Significant Changes
None.
ITEM 9. THE OFFER AND LISTING
A.    Offer and Listing Details
Not applicable.

124	FORM 20-F

«Table of Contents

B.    Plan of Distribution
Not applicable.
C.    Markets
On December 13, 2019, we completed our initial public offering. Our common shares have been listed on the Nasdaq Global Select Market since December 11, 2019 under the symbol “XP.”
On June 24, 2021, we issued senior notes due 2026 in an aggregate principal amount of US$750.0 million. The 3.250% notes due 2026 are guaranteed by XP Investimentos S.A. and have been listed on the Singapore Exchange Securities Trading Limited since July 1, 2021. As of December 31, 2024, the aggregate principal amount outstanding of the 3.250% notes due 2026 was US$399 million.
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
On July 2, 2024, we issued senior notes due 2029 in an aggregate principal amount of US$500.0 million. The 6.750% senior notes due 2029 bear an annual interest rate of 6.750% payable semiannually in arrears on January 2 and July 2 of each year, which commenced on January 2, 2025. The 6.750% notes due 2029 are guaranteed by XP Investimentos S.A and have been listed on the Luxembourg Stock Exchange since July 2, 2024. As of December 31, 2024, the aggregate principal amount outstanding of the 6.750% notes due in 2029 was US$493 million.
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

125	FORM 20-F

«Table of Contents

As of December 31, 2024, XP’s total authorized share capital was US$35,000, divided into 3,500,000,000 shares par value US$0.00001 each, of which:
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
As of December 31, 2024, XP had a total issued share capital of US$5,398.06829, divided into 539,806,829 common shares. Those common shares are divided into 434,047,695 Class A common shares and 103,375,726 Class B common shares that are issued and outstanding, and common shares held by XP as treasury shares as set out below. See “Item 3. Key Information—B. Capitalization and Indebtedness.”
Treasury Stock
As of December 31, 2024, XP had 1,327,100 Class A common shares and 1,056,308 Class B common shares in treasury. On July 30, 2024, we cancelled 12,650,574 Class A common shares (92.3% of total treasury shares as of the date of cancellation) held in our treasury accounts.
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

126	FORM 20-F

«Table of Contents

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

127	FORM 20-F

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

128	FORM 20-F

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

129	FORM 20-F

«Table of Contents

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

130	FORM 20-F

«Table of Contents

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
Our directors are Guilherme Dias Fernandes Benchimol, Bernardo Amaral Botelho, Gabriel Klas da Rocha Leal, Bruno Constantino Alexandre dos Santos, Martin Emiliano Escobari Lifchitz, José Luiz Acar Pedro, Oscar Rodriguez Herrero, João Roberto Gonçalves Teixeira and Melissa Werneck. Martin Emiliano Escobari Lifchitz, José Luiz Acar Pedro, Oscar Rodriguez Herrero, João Roberto Gonçalves Teixeira and Melissa Werneck are “independent” as that term is defined under Rule 10A-3 under the Exchange Act and the Nasdaq rules applicable to audit committees.
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

131	FORM 20-F

«Table of Contents

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

132	FORM 20-F

«Table of Contents

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

133	FORM 20-F

«Table of Contents

Registration Rights and Restricted Shares
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
These concessions shall be for a period of twenty years from September 2, 2019.

134	FORM 20-F

«Table of Contents

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
•a tax-exempt entity, including an “individual retirement account” or “Roth IRA”; or
•a person that owns or is deemed to own ten percent or more of our stock (by vote or value).
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
Except where otherwise indicated, this discussion assumes that we are not, and will not become, a PFIC, as described below.

135	FORM 20-F

«Table of Contents

Taxation of Distributions
Distributions paid on our Class A common shares will be treated as dividends for U.S. federal income tax purposes to the extent paid out of our current or accumulated earnings and profits (as determined under U.S. federal income tax principles). Because we do not maintain calculations of our earnings and profits under U.S. federal income tax principles, it is expected that distributions generally will be reported to U.S. Holders as dividends. Subject to applicable limitations, dividends paid to a non-corporate U.S. Holder will be “qualified dividend income” and therefore may be taxable at rates applicable to long-term capital gains, provided that the Class A common shares on which the dividends are paid are readily tradable on an established securities market in the United States. The Nasdaq, on which the Class A common shares are listed, is an established securities market in the United States, and we expect that our Class A common shares should qualify as readily tradable, although there can be no assurances in this regard. The amount of any dividend will be treated as foreign-source dividend income and will not be eligible for the dividends-received deduction generally available to U.S. corporations under the Code. Dividends will be included in a U.S. Holder’s income on the date of receipt. U.S. Holders should consult their tax advisers regarding the availability of the reduced tax rate on dividends in their particular circumstances.
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
Passive Foreign Investment Company Rules
Under the Code, we will be a PFIC for any taxable year in which, after the application of certain “look-through” rules with respect to subsidiaries, either (1) 75% or more of our gross income consists of “passive income,” or (2) 50% or more of the average quarterly value of our assets consists of assets that produce, or are held for the production of, “passive income.” For purposes of the above calculations, we will be treated as if we hold our proportionate share of the assets of, and receive directly our proportionate share of the income of, any other corporation in which we directly or indirectly own at least 25%, by value, of the shares of such corporation. Passive income generally includes dividends, interest, rents, certain non-active royalties, and capital gains. Based on our operations, income, assets and certain estimates and projections, including as to the relative values of our assets, including goodwill, which is based on the market price of our Class A common shares, we do not believe we were a PFIC for our 2024 taxable year. However, there can be no assurance that the IRS will agree with our conclusion. In addition, whether we will be a PFIC in 2025 or any future year is uncertain because, among other things, our PFIC status for any taxable year will depend on the composition of our income and assets and the value of our assets from time to time (which may be determined, in part, by reference to the market price of our Class A common shares, which could be volatile). Accordingly, there can be no assurance that we will not be a PFIC for any taxable year. If we are a PFIC for any year during which a U.S. Holder holds Class A common shares, we would generally continue to be treated as a PFIC with respect to such holder for all succeeding years during which such holder holds Class A common shares, even if we ceased to meet the threshold requirements for PFIC status.
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

136	FORM 20-F

«Table of Contents

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
F.    Dividends and Paying Agents
Not applicable.
G.    Statement by Experts
Not applicable.

137	FORM 20-F

«Table of Contents

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
We conducted a sensitivity analysis for market risks we considered relevant as of December 31, 2024, 2023 and 2022. For this analysis, we adopted the following three scenarios:
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
The below table sets forth the impact of each scenario on each market risk. It does not account for the risk protocols of our risk and treasury areas, which trigger risk mitigation measures as soon as losses are detected, minimizing the risk of significant losses:

		As of December 31, 2024
Trading Portfolio	Exposures	Scenarios
Risk Factors:	Risk of Variation in:	I	II	III
		(R$ millions)

Pre-fixed	Pre-fixed interest rate in reais	—	8	50
Exchange coupons	Foreign currencies coupon rate	—	7	(15)
Foreign currencies	Exchange rates	—	65	148
Price indexes	Inflation coupon rates	—	(12)	(25)
Shares	Shares prices	(6)	(162)	(459)
Seed Money	Seed Money	—	(4)	18
		(7)	(129)	(283)

138	FORM 20-F

«Table of Contents

		As of December 31, 2023
Trading Portfolio	Exposures	Scenarios
Risk Factors:	Risk of Variation in:	I	II	III
		(R$ millions)

Pre-fixed	Pre-fixed interest rate in reais	—	21	23
Exchange coupons	Foreign currencies coupon rate	—	(18)	(37)
Foreign currencies	Exchange rates	—	343	907
Price indexes	Inflation coupon rates	—	(13)	(25)
Shares	Shares prices	(3)	(252)	(290)
Seed Money	Seed Money	(3)	(71)	(141)
		(7)	11	438

		As of December 31, 2022
Trading Portfolio	Exposures	Scenarios
Risk Factors:	Risk of Variation in:	I	II	III
		(R$ millions)

Pre-fixed	Pre-fixed interest rate in reais	—	(231)	(484)
Exchange coupons	Foreign currencies coupon rate	—	(5)	(10)
Foreign currencies	Exchange rates	(2)	23	(121)
Price indexes	Inflation coupon rates	—	(20)	(40)
Shares	Shares prices	(5)	(47)	(243)
Seed Money	Seed Money	(7)	(155)	(334)
		(14)	(448)	(1,232)
Currency Risk
We are subject to foreign currency risk as we hold interests in XP Holding International LLC, one of our international financial holding companies in the United States, XP Advisors Inc., our finance services consulting company in the United States, and XP Holding UK Ltd, one of our international financial holding companies in the United Kingdom, whose equity as of December 31, 2024 was US$96.8 million (US$83.9 million as of December 31, 2023), US$12.3 million (US$8.8 million as of December 31, 2023) and GBP 16.5 million (GBP 12.7 million as of December 31, 2023) respectively.
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
As of December 31, 2024, we had no indebtedness denominated in U.S. dollars other than our 3.250% notes due 2026, our 6.75% notes due 2029 and the credits agreements with Banco Nacional de México.
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
We have floating interest rate indebtedness, so we are exposed to interest rate risk as a result of changes in the level of interest rates, and any increase in interest rates could negatively affect our results of operations and would increase the costs associated with financing our operations. As of December 31, 2024 and 2023, substantially all of our total indebtedness consisted of floating rate debt and was principally indexed to the CDI. Furthermore, our exposure to interest rate risk also applies to our cash and cash equivalents deposited in interest-bearing accounts which are indexed to the CDI, which can affect our results of operations and cash flows.

139	FORM 20-F

«Table of Contents

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
We use both National Scale ratings from internationally recognized Credit Rating Risk Agencies and our internal rating scales to subdivide portfolios into High, Medium and Low Risk. Management undertakes credit quality analysis of all assets, including those that are not past due or reduced to recoverable value. For credit operations, we often use the relevant client’s investments under custody with us as collateral to reduce potential losses and protect against credit risk exposure, and we manage and monitor this collateral to ensure it remains sufficient, legally enforceable (effective) and viable. Our credit risk management operations allow us to formulate risk appetite strategies and establish limits, including exposure analysis and trends as well as the effectiveness of our credit policy. As of December 31, 2024, such assets were substantially represented by credit operations and securities purchased under agreements to resell the counterparties, which include Brazilian banks with low credit risk, securities issued by the Brazilian government, as well as derivative financial instruments transactions, which are mostly traded on the B3.

140	FORM 20-F

«Table of Contents

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
ITEM 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES
A.    Debt Securities
Not applicable.
B.    Warrants and Rights
Not applicable.
C.    Other Securities
Not applicable.

141	FORM 20-F

«Table of Contents

D.    American Depositary Shares
Not applicable.

142	FORM 20-F

«Table of Contents

PART II
ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES
A.    Defaults
No matters to report.
B.    Arrears and Delinquencies
No matters to report.
ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS
A.    Material Modifications to Instruments
Not applicable.
B.    Material Modifications to Rights
Not applicable.
C.    Withdrawal or Substitution of Assets
Not applicable.
D.    Change in Trustees or Paying Agents
Not applicable.
E.    Use of Proceeds
Not applicable.
ITEM 15. CONTROLS AND PROCEDURES
A.    Disclosure Controls and Procedures
We have evaluated, with the participation of our chief executive officer and chief financial officer, the effectiveness of our disclosure controls and procedures as of December 31, 2024. There are inherent limitations to the effectiveness of any system of disclosure controls and procedures, including the possibility of human error and the circumvention or overriding of the controls and procedures. Accordingly, even effective disclosure controls and procedures can only provide reasonable assurance of achieving their control objectives. Based upon our evaluation, our chief executive officer and chief financial officer concluded that our disclosure controls and procedures were effective as of December 31, 2024 to provide reasonable assurance that material information is (1) recorded, processed, summarized and reported within the time periods specified in the applicable rules and forms and (2) accumulated and communicated to our management to allow timely decisions regarding required disclosures.
B.    Management’s Annual Report on Internal Control Over Financial Reporting
Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Rule 13a-15(f) of the Exchange Act. Internal control over financial reporting is a process designed by, or under the supervision of, our chief executive officer and chief financial officer and effected by our Board of Directors, management and other personnel to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the International Financial Reporting Standards, or “IFRS” issued by the International Accounting Standards Board, or “IASB,” currently described as “IFRS Accounting Standards” by the IFRS Foundation.

143	FORM 20-F

«Table of Contents

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatement. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.
Our management has assessed the effectiveness of our internal control over financial reporting as of December 31, 2024. Using the criteria described in Internal Control—Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission, or “COSO.”
Based on this assessment and those criteria, our management has concluded that our internal controls over financial reporting was effective as of December 31, 2024.
Additionally, the effectiveness of our internal control over financial reporting as of December 31, 2024 has been audited by PwC - PricewaterhouseCoopers Auditores Independentes Ltda., an independent registered public accounting firm, as stated in its report.
C.    Attestation Report of the Registered Public Accounting Firm
Our independent registered public accounting firm, PwC – PricewaterhouseCoopers Auditores Independentes Ltda., has audited the effectiveness of our internal control over financial reporting, as stated in their report as of December 31, 2024, which is included herein.
D.    Changes in Internal Control Over Financial Reporting
As required by Rule 13a-15(d), under the Exchange Act, our management, including our chief executive officer and our chief financial officer, also conducted an assessment of our internal control over financial reporting to determine whether any changes occurred during the period covered by this report that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.
Based on that assessment, it has been determined that there has been no such change during the period covered by this annual report.
ITEM 16. [RESERVED]
ITEM 16A. Audit Committee Financial Expert
Our board of directors has determined that José Luiz Acar Pedro is an audit committee financial expert, as that term is defined by the SEC, and is independent for the purposes of SEC and Nasdaq rules.
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
ITEM 16C. Principal Accountant Fees and Services
The following table sets forth the fees billed to us by our independent registered public accounting firm during the years ended December 31, 2024 and 2023. Our independent registered public accounting firm was PricewaterhouseCoopers Auditores Independentes Ltda. for the years ended December 31, 2024, 2023 and 2022. The appointment of PricewaterhouseCoopers Auditores Independentes Ltda., as independent registered public accounting firm, was the result of a tender process completed in 2020 led by the XP Inc.’s audit committee.

144	FORM 20-F

«Table of Contents

	2024	2023
	(in thousands of reais)

Audit fees	7,137	7,992
Audit-related fees	509	760
Tax fees	—	—
All other fees	1,124	—
Total	8,770	8,752
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
Tax Fees
Tax fees are fees billed for professional services for tax compliance, tax advice and tax planning. There were no tax fees in 2024 or 2023.
All Other Fees
There were no other fees in 2024 or 2023.
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
On February 20, 2024, our board of directors approved a share repurchase program. Under the repurchase program the board of directors could annually, in each calendar year, approve the repurchase by the Company of a number of Class A common shares equal to the number of RSUs that have vested or will vest during the current calendar year. Under the approved repurchase program for 2024, XP may repurchase up to 2,500,000 Class A common shares within the period started on February 28, 2024, and ending on December 27, 2024. The repurchase limit was reached on May 23, 2024 and the program has terminated.

145	FORM 20-F

«Table of Contents

On May 23, 2024, the board of directors approved a new share repurchase program. Under the program, we could repurchase up to the amount in dollars equivalent to R$1.0 billion of its outstanding Class A common shares over a period beginning on May 23, 2024, continuing until the earlier of the completion of the repurchase or December 31, 2024, depending upon market conditions. The repurchase limit was reached on June 4, 2024 and the program has terminated.
On November 19, 2024, our board of directors approved a new share repurchase program, under which we may repurchase up to the amount in dollars equivalent to R$1.0 billion of our outstanding Class A common shares over a period beginning on November 20, 2024, continuing until the earlier of the completion of the repurchase or November 20, 2025, depending on market conditions.
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
From January 1, 2024 to December 31, 2024, we repurchased 13,977,674 common shares at an average price of approximately US$18.37 per share (excluding broker and transaction fees). The following table provides information about purchases by us during fiscal year 2024 of our outstanding Class A common shares:

Period[80]	Total Number of Shares (or BDRs) Purchased(1)	Average Price Paid per Share (or BDR)(2)	Total Number of Shares (or BDRs) Purchased as Part of Publicly Announced Plans or Programs	Maximum Number (or Approximate Dollar Value) of Shares (or BDRs) that May Yet Be Purchased Under the Plans or Programs

March 1, 2024 – March 31, 2024	81,250	25.46	81,250	—
April 1, 2024 – April 30, 2024	137,500	22.81	137,500	—
May 1, 2024 – May 31, 2024	9,426,784	19.12	9,426,784	29,400,583
June 1, 2024 – June 30, 2024	3,005,040	18.82	3,005,040	—
November 1, 2024 – November 30, 2024	177,900	15.17	177,900	130,738,629
December 1, 2024 – December 31, 2024	1,149,200	12.72	1,149,200	116,116,919
Total	13,977,674	18.37	13,977,674	116,116,919

(1)    On November 19, 2024, our board of directors approved the repurchase plan of $1.0 billion in dollars equivalent.
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

146	FORM 20-F

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
Majority of Independent Directors
The Nasdaq rules applicable to U.S. companies require a majority of the board to be comprised of Independent Directors. Independence is defined by various criteria, including the absence of a material relationship between the director and the listed company. This is not required by the laws of the Cayman Islands. Our directors meet the qualification requirements of Cayman corporate law, and, although there are no rules to which we are subject to which oblige us to have a majority of independent directors, the majority of our directors are independent under the Nasdaq test for director independence. Currently, five of our directors, Martin Emiliano Escobari Lifchitz, José Luiz Acar Pedro, Oscar Rodriguez Herrero, João Roberto Gonçalves Teixeira and Melissa Werneck are independent.

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

147	FORM 20-F

«Table of Contents

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

148	FORM 20-F

«Table of Contents

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
Directors’ Fiduciary Duties
As a matter of Cayman Islands law, a director of a Cayman Islands company is in the position of a fiduciary with respect to the company. Accordingly, directors owe fiduciary duties to their companies to act bona fide in what they consider to be the best interests of the company, to exercise their powers for the purposes for which they are conferred and not to place themselves in a position where there is a conflict between their personal interests and their duty to the company. Accordingly, a director owes a company a duty not to make a profit based on his or her position as director (unless the company permits him or her to do so) and a duty not to put himself or herself in a position where the interests of the company conflict with his or her personal interest or his or her duty to a third party. However, this obligation may be varied by the company’s articles of association, which may permit a director to vote on a matter in which he has a personal interest, provided that he has disclosed that nature of his interest to the board of directors. XP’s Articles of Association provides that a director must disclose the nature and extent of his or her interest in any contract or arrangement, and following such disclosure and subject to any separate requirement under applicable law or the listing rules of the Nasdaq, and unless disqualified by the chairman of the relevant meeting, such director may vote in respect of any transaction or arrangement in which he or she is interested and may be counted in the quorum at the meeting.

149	FORM 20-F

«Table of Contents

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
Shareholder Proposals
Under the Delaware General Corporation Law, a shareholder has the right to put any proposal before the annual meeting of shareholders, provided that it complies with the notice provisions in the governing documents. The Delaware General Corporation Law does not provide shareholders an express right to put any proposal before the annual meeting of shareholders, but Delaware corporations generally afford shareholders an opportunity to make proposals and nominations, provided that they comply with the notice provisions in the certificate of incorporation or bylaws. A special meeting may be called by the board of directors or any other person authorized to do so in the governing documents, but shareholders may be precluded from calling special meetings.
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

150	FORM 20-F

«Table of Contents

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

151	FORM 20-F

«Table of Contents

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
Corporate Governance Advancements Highlights
The following table highlights the key changes we made to our corporate governance structure in 2024 and why:

Key Changes	Why XP Made the Change
Appointment of New Independent Directors	As XP evolves into a more mature organization, it enhanced the level of independent oversight in the boardroom by adding new independent directors with complementary capabilities.
Two New Board Committees
XP created two new committees to provide the oversight necessary to execute its sustainable growth strategy: one responsible for overseeing market, liquidity, credit, cybersecurity, environmental, social, governance and climate risk factors; and another responsible for overseeing strategy and performance.

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

152	FORM 20-F

«Table of Contents

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
Addition of New Directors
Four new, independent directors were elected to XP’s Board of Directors at XP’s annual shareholder meeting on May 24, 2024. XP believes these new independent directors will provide greater oversight, ensure a greater voice for shareholders not affiliated with XP’s controlling shareholders, and enhance the breadth and depth of capabilities and experience represented on the Board.
Following these changes, the Board became majority-independent and continues to consist of nine members. Currently, five directors, Martin Emiliano Escobari Lifchitz, José Luiz Acar Pedro, Oscar Rodriguez Herrero, João Roberto Gonçalves Teixeira and Melissa Werneck are independent.
All new Board members were elected for two-year terms at XP’s 2024 annual shareholder meeting, with incumbent Board members standing for re-election ahead of their current two-year term expiring. Director nominees will not stand for election as a bundled slate as in prior years; instead, shareholders will have the right to elect directors individually, consistent with corporate governance best practice.
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

153	FORM 20-F

«Table of Contents

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
ITEM 16K. Cybersecurity
Risk Management Strategy
Cybersecurity risk management is an integral part of our overall enterprise risk management program. Our cybersecurity risk management program is designed to align our information management to best practices such as NIST, CIS, Mitre Attack etc. to guide and provide a solid and resilient framework for dealing with security threats and cybersecurity incidents, including threats and incidents associated with our internal and external resources. Our cybersecurity team is responsible for implementing, maintaining, and evaluating our physical, technical, and administrative security controls as part of the overall cybersecurity risk management program. These functions are primarily performed in-house; we currently engage third parties only for external penetration testing. Additionally, our cybersecurity team provides training to all employees annually.

154	FORM 20-F

«Table of Contents

Cybersecurity controls are focused on the monitoring of workstations, servers and our network. Within the cybersecurity scenario, we rely on incident monitoring through detection controls implemented in the environment, such as content filter, behavior detection tool malicious software, Antivirus, Antispam, among others. Alerts are generated to notify the team to deal with these incidents. Furthermore, the company has a control to prevent data loss to ensure that confidential information is not lost, stolen, misused or leaked onto the web. There are internal and external Intrusion Tests at the network and application layers that are carried out at the minimum annually. Scans of internal networks are also carried out periodically and if any vulnerability is identified, they are treated and prioritized according to their criticality. We also have in place a written cybersecurity incident response protocol designed to allow us to respond promptly when an incident is detected.
There are several other controls to ensure security against threats in digital media, including with respect to identity and access control, application security, privacy, encryption and masking, traceability, network segmentation and backup, and protecting against malicious software. We also address potential risks posed by the use of third party service providers, including by executing appropriate contractual requirements related to data and cyber security and monitoring of assurance reports established by external auditors of these suppliers when such reports are available.
We have been subject to cybersecurity incidents in the past. On March 22, 2025, we became aware that an unauthorized third party gained access to a database, hosted by a third-party vendor, containing certain personal and financial information from our clients. We immediately activated our cybersecurity incident response protocol to investigate, contain, and remediate the incident. As of the date of this report, no client accounts, client funds or XP internal systems have been compromised. The systems and operations of the XP Group have not been affected. We have taken necessary measures to resolve the incident promptly and we have remediated the vulnerability that led to the initial unauthorized access. We have provided or will provide appropriate notifications to affected individuals as required. Regulators and competent authorities have already been notified of the incident as required. This incident has not had any material impact in our business strategy, results of operations, or financial condition, but there is no assurance that we will not experience additional negative impacts to this incident.
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

Governance
Our board of directors has overall oversight responsibility for our risk management and is charged with overseeing our cybersecurity risk management program. The Risks, Credit and ESG committee is responsible for ensuring that management has processes in place designed to identify and assess the cybersecurity risks to which the company is exposed, to implement and maintain processes and programs to manage cybersecurity risks, and mitigate, remediate, and otherwise respond to cybersecurity incidents.
Our cybersecurity programs are under the direction of our Chief Technology Officer (CTO), who receives reports from our cybersecurity team and monitors prevention, detection, mitigation, and remediation of cybersecurity incidents. Our CTO and dedicated staff are certified and experienced in information systems security with many years of experience. Management, including the CTO and our cybersecurity team, regularly updates the audit committee on the company's cybersecurity programs, material cybersecurity risks and mitigation strategies, and provide cybersecurity reports annually that cover, among other topics, third-party assessments of the company's cybersecurity program, developments in cybersecurity, and updates to the company's cybersecurity mitigation programs and strategies.

155	FORM 20-F

«Table of Contents

PART III

ITEM 17. FINANCIAL STATEMENTS
We have responded to Item 18 in lieu of this item.
ITEM 18. FINANCIAL STATEMENTS
Financial Statements are filed as part of this annual report, see pages F-1 to F-83 to this annual report.
ITEM 19. EXHIBITS
The following documents are filed as part of this annual report:

Exhibit No.	Exhibit

1.1**
Third Amended and Restated Memorandum and Articles of Association of XP Inc. (incorporated herein by reference to Exhibit 3.1 to the Company’s Annual Report on Form 20-F for the year ended December 31, 2023 (File No. 001-39155) filed with the SEC on April 26, 2024).

2.1*	Description of Securities registered under Section 12 of the Exchange Act.

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

11.1**
XP Inc. Trading Policy (incorporated herein by reference to Exhibit 11.1 to the Company’s Annual Report on Form 20-F for the year ended December 31, 2023 (File No. 001-39155) filed with the SEC on April 26, 2024).

11.2**
English translation of the Code of Ethics of XP (incorporated herein by reference to Exhibit 14.1 Amendment No. 2 to the Company’s Registration Statement on Form F-1 (File No. 333-234719) filed with the SEC on December 2, 2019).

12.1*	Certification pursuant to section 302 of the Sarbanes-Oxley Act of 2002 of the Chief Executive Officer.

12.2*	Certification pursuant to section 302 of the Sarbanes-Oxley Act of 2002 of the Chief Financial Officer.

13.1*	Certification pursuant to 18 U.S.C. section 1350, as adopted pursuant to section 906 of the Sarbanes-Oxley Act of 2002, of the Chief Executive Officer.

13.2*	Certification pursuant to 18 U.S.C. section 1350, as adopted pursuant to section 906 of the Sarbanes-Oxley Act of 2002, of the Chief Financial Officer.

15.1*	Consent of PricewaterhouseCoopers Auditores Independentes Ltda.

97.1**
Compensation Recoupment Policy (incorporated herein by reference to Exhibit 97.1 to the Company’s Annual Report on Form 20-F for the year ended December 31, 2023 (File No. 001-39155) filed with the SEC on April 26, 2024).

101.INS*	XBRL Instance Document.

101.SCH*	XBRL Taxonomy Extension Schema Document.

101.CAL*	XBRL Taxonomy Extension Calculation Linkbase Document.

101.DEF*	XBRL Taxonomy Extension Definition Linkbase Document.

101.LAB*	XBRL Taxonomy Extension Label Linkbase Document.

101.PRE*	XBRL Taxonomy Extension Presentation Linkbase Document.

*    Filed herewith.
**    Previously filed.

156	FORM 20-F

«Table of Contents

GLOSSARY OF TERMS
The following is a glossary of certain industry and other defined terms used in this annual report:
“active clients” means the total number of retail clients served through our XP Investimentos, Rico, Clear, XP Investments and XP Private (Europe) brands, with Client Assets above R$100.00 or that have transacted at least once in the last thirty days. For purposes of calculating this metric, if a client holds an account in more than one of the aforementioned entities, such client will be counted as one “active client” for each such account. For example, if a client holds an account in each of XP Investimentos and Rico, such client will count as two “active clients” for purposes of this metric.
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
“U.S. dollar,” “U.S. dollars” or “US$” means U.S. dollars, the official currency of the United States.

157	FORM 20-F

SIGNATURES
The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

XP Inc.

April 24, 2025

By:	/s/ Thiago Maffra
	Name:	Thiago Maffra
	Title:	Chief Executive Officer

By:	/s/ Victor Andreu Mansur Farinassi
	Name:	Victor Andreu Mansur Farinassi
	Title:	Chief Financial Officer

«Table of Contents

INDEX TO FINANCIAL STATEMENTS

FINANCIAL STATEMENTS	F-1	XP INC. | FORM 20-F

«Table of Contents | « Index to Financial Statements

Report of Independent Registered Public Accounting Firm
To the Board of Directors and Shareholders of
XP Inc.
Opinions on the Financial Statements and Internal Control over Financial Reporting
We have audited the accompanying consolidated balance sheets of XP Inc. and its subsidiaries (the "Company") as of December 31, 2024 and 2023, and the related consolidated statements of income and comprehensive income, of changes in equity and of cash flows for each of the three years in the period ended December 31, 2024, including the related notes (collectively referred to as the "consolidated financial statements"). We also have audited the Company's internal control over financial reporting as of December 31, 2024, based on criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2024 and 2023, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2024 in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2024, based on criteria established in Internal Control - Integrated Framework (2013) issued by the COSO.

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

Revenue from services rendered
As described in Notes 3 (xxiii.1) and 29 (a) to the consolidated financial statements, R$ 6.16 billion of the Company's total revenues for the year ended December 31, 2024 was generated from brokerage commission, securities placement and management fees. These revenues consist of commissions on each brokerage service transaction carried out, commission on the placement of securities on behalf of issuers, and fees related to services as investments advisor and distributions of quotas from investments funds managed by others, generally calculated as an agreed-upon fixed percentage of the net asset value of each fund on a monthly basis. As disclosed by management, brokerage commission is recognized at a point in time as the performance obligation is satisfied, securities placement revenue is recognized at the point in time when the underlying transaction is completed and management fees are recognized over the period when the performance obligation is delivered.

The principal consideration for our determination that performing procedures relating to brokerage commission, securities placement and management fees is a critical audit matter is that there was significant audit effort necessary in performing procedures and evaluating evidence related to these revenue types, which are calculated based on the instrument being traded, volume of the instrument being traded, client's fee schedule and determining when the performance obligations are met.

Addressing the matter involved performing procedures and evaluating audit evidence in connection with forming our overall opinion on the consolidated financial statements. These procedures included testing the effectiveness of controls relating to the completeness and accuracy of brokerage commission, securities placement and management fees revenue recognition. These procedures also included, among others, testing a sample of revenue transactions by agreeing the details of the trade to underlying documentation, agreeing commissions fees charged to the fee schedule based on the trade details, assessing when the performance obligations are met, and calculating, as applicable, the brokerage commission, securities placement and management fees.

/s/ PricewaterhouseCoopers Auditores Independentes Ltda.
São Paulo, Brazil
April 24, 2025
We have served as the Company's auditor since 2019.

Report of Independent Registered Public Accounting Firm	F-3	FORM 20-F

«Table of Contents | « Index to Financial Statements

XP Inc. and its subsidiaries Consolidated balance sheets at December 31, 2024 and 2023 In thousands of Brazilian Reais

Assets	Note	2024	2023

Cash		5,610,548	3,943,307

Financial assets		321,697,974	229,197,214

Fair value through profit or loss		196,185,210	127,015,678
Securities	7	149,985,414	103,282,212
Derivative financial instruments	8	46,199,796	23,733,466

Fair value through other comprehensive income		50,879,981	44,062,950
Securities	7	50,879,981	44,062,950

Evaluated at amortized cost		74,632,783	58,118,586
Securities	7	2,836,146	6,855,421
Securities purchased under resale agreements	6	22,057,137	14,888,978
Securities trading and intermediation	18	6,499,097	2,932,319
Accounts receivable	11	778,943	681,190
Loan operations	10	29,228,463	28,551,935
Other financial assets	20	13,232,997	4,208,743

Other assets		10,657,119	7,811,962
Recoverable taxes	12	452,555	245,214
Rights-of-use assets	16	313,141	281,804
Prepaid expenses	13	4,363,233	4,418,263
Other	28	5,528,190	2,866,681

Deferred tax assets	24	2,887,935	2,104,128
Investments in associates and joint ventures	15	3,518,779	3,108,660
Property and equipment	16	449,956	373,362
Goodwill and Intangible assets	16	2,634,449	2,502,045

Total assets		347,456,760	249,040,678

The accompanying notes are an integral part of these consolidated financial statements.

Consolidated Balance Sheets	F-4	FORM 20-F

«Table of Contents | « Index to Financial Statements

XP Inc. and its subsidiaries Consolidated balance sheets at December 31, 2024 and 2023 In thousands of Brazilian Reais

Liabilities and equity	Note	2024	2023

Financial liabilities		257,965,004	171,237,146

Fair value through profit or loss		55,301,063	45,208,490
Securities	7	15,253,376	20,423,074
Derivative financial instruments	8	40,047,687	24,785,416

Evaluated at amortized cost		202,663,941	126,028,656
Securities sold under repurchase agreements	6	71,779,721	33,340,511
Securities trading and intermediation	18	18,474,978	16,943,539
Financing instruments payable	17	95,248,482	60,365,590
Accounts payables		763,465	948,218
Borrowings	19	1,666,432	2,199,422
Other financial liabilities	20	14,730,863	12,231,376

Other liabilities		69,179,229	58,266,331
Social and statutory obligations	21	1,310,911	1,146,127
Taxes and social security obligations	22	417,668	559,647
Retirement plans and insurance liabilities	23	66,224,387	56,409,075
Provisions and contingent liabilities	27	146,173	97,678
Other	28	1,080,090	53,804

Deferred tax liabilities	24	265,290	86,357

Total liabilities		327,409,523	229,589,834

Equity attributable to owners of the Parent company		20,043,557	19,449,352
Issued capital		26	26
Capital reserve		20,939,689	19,189,994
Other comprehensive income		(673,978)	376,449
Treasury shares		(222,180)	(117,117)

Non-controlling interest		3,680	1,492

Total equity	25	20,047,237	19,450,844

Total liabilities and equity		347,456,760	249,040,678
The accompanying notes are an integral part of these consolidated financial statements.

Consolidated Balance Sheets	F-5	FORM 20-F

«Table of Contents | « Index to Financial Statements

XP Inc. and its subsidiaries
Consolidated statements of income and
of comprehensive income for the years ended December 31, 2024, 2023 and 2022
In thousands of Brazilian Reais, except earnings per share

	Note	2024	2023	2022

Net revenue from services rendered	29	7,424,856	6,532,005	5,940,456
Net income (loss) from financial instruments at amortized cost and at fair value through other comprehensive income	29	(1,765,733)	1,572,522	1,145,395
Net income from financial instruments at fair value through profit or loss	29	11,371,738	6,755,569	6,261,539
Total revenue and income		17,030,861	14,860,096	13,347,390

Operating costs	30	(5,063,032)	(4,398,923)	(3,871,096)
Selling expenses	31	(148,975)	(169,486)	(138,722)
Administrative expenses	31	(6,001,055)	(5,461,147)	(5,641,233)
Other operating income (expenses), net	32	188,903	10,638	256,944
Expected credit losses	14	(288,496)	(360,859)	(94,159)
Interest expense on debt		(779,525)	(617,478)	(402,303)
Share of profit or (loss) in joint ventures and associates	15	47,286	73,507	(12,165)
Income before income tax		4,985,967	3,936,348	3,444,656

Income tax credit / (expense)	24	(471,127)	(36,957)	135,555

Net income for the year		4,514,840	3,899,391	3,580,211

Other comprehensive income
Items that can be subsequently reclassified to income
Foreign exchange variation of investees located abroad		147,671	(41,160)	(19,645)
Gains (losses) on net investment hedge		(136,598)	34,603	17,252
Changes in the fair value of financial assets at fair value through other comprehensive income		(1,166,654)	556,381	218,106

Other comprehensive income (loss) for the year, net of tax		(1,155,581)	549,824	215,713

Total comprehensive income for the year		3,359,259	4,449,215	3,795,924

Net income attributable to:
Owners of the Parent company		4,513,409	3,898,702	3,579,050
Non-controlling interest		1,431	689	1,161

Total comprehensive income attributable to:
Owners of the Parent company		3,357,828	4,448,526	3,794,763
Non-controlling interest		1,431	689	1,161

Earnings per share from total income attributable to the ordinary equity holders of the company
Basic earnings per share	34	8.3324	7.2220	6.4438
Diluted earnings per share	34	8.2314	7.1639	6.2461
The accompanying notes are an integral part of these consolidated financial statements.

Consolidated Statements of Income and of Comprehensive Income	F-6	FORM 20-F

«Table of Contents | « Index to Financial Statements

XP Inc. and its subsidiaries Consolidated statements of changes in equity for the years ended December 31, 2024, 2023 and 2022 In thousands of Brazilian Reais

			Capital reserve
	Notes	Issued Capital	Additional paid-in capital	Other Reserves	Other comprehensive income and Other	Retained Earnings	Treasury shares	Total	Non-Controlling interest	Total Equity

Balances at December 31, 2021		23	6,821,176	8,102,139	(334,563)	—	(171,939)	14,416,836	2,793	14,419,629
Comprehensive income for the year
Net income for the year		—	—	—	—	3,579,050	—	3,579,050	1,161	3,580,211
Other comprehensive income, net		—	—	—	215,713	—	—	215,713	—	215,713
Transactions with shareholders - contributions and distributions
Private issuance of shares		1	70,030	—	—	—	—	70,031	—	70,031
Other equity transactions
Share based plan	33	—	95,241	488,746	—	—	—	583,987	785	584,772
Other changes in equity		—	—	—	(15,059)	—	—	(15,059)	3,556	(11,503)
Acquisition of treasury shares	25(c)	—	—	—	—	—	(1,814,823)	(1,814,823)	—	(1,814,823)
Allocations of the net income for the year
Transfer to capital reserves		—	—	3,579,050	—	(3,579,050)	—	—	—	—
Dividends distributed	25(d)	—	—	—	—	—	—	—	(1,820)	(1,820)
Balances at December 31, 2022		24	6,986,447	12,169,935	(133,909)	—	(1,986,762)	17,035,735	6,475	17,042,210
Comprehensive income for the year
Net income for the year		—	—	—	—	3,898,702	—	3,898,702	689	3,899,391
Other comprehensive income, net		—	—	—	549,824	—	—	549,824	—	549,824
Transactions with shareholders - contributions and distributions
Private issuance of shares	25(a)	2	1,886,172	211,152	—	—	—	2,097,326	—	2,097,326
Other equity transactions
Share based plan	33	—	330,000	35,388	—	—	—	365,388	327	365,715
Other changes in equity		—	—	—	(39,466)	—	—	(39,466)	(4,146)	(43,612)
Acquisition of treasury shares	25(c)	—	—	—	—	—	(915,859)	(915,859)	—	(915,859)
Cancellation of treasury shares	25(c)	—	(2,785,504)	—	—	—	2,785,504	—	—	—
Allocations of the net income for the year
Transfer to capital reserves		—	—	3,898,702	—	(3,898,702)	—	—	—	—
Dividends distributed	25(d)	—	—	(3,542,298)	—	—	—	(3,542,298)	(1,853)	(3,544,151)
Balances at December 31, 2023		26	6,417,115	12,772,879	376,449	—	(117,117)	19,449,352	1,492	19,450,844
Comprehensive income for the year
Net income for the year		—	—	—	—	4,513,409	—	4,513,409	1,431	4,514,840
Other comprehensive income, net		—	—	—	(1,155,581)	—	—	(1,155,581)	—	(1,155,581)
Transactions with shareholders - contributions and distributions
Private issuance of shares	25(a)	—	106,412	—	—	—	—	106,412	—	106,412
Other equity transactions
Share based plan	33	—	376,514	38,990	—	—	—	415,504	1,753	417,257
Other changes in equity		—	—	—	105,154	—	—	105,154	(5)	105,149
Acquisition of treasury shares	25(c)	—	—	—	—	—	(1,353,611)	(1,353,611)	—	(1,353,611)
Cancellation of treasury shares	25(c)	—	(1,248,548)	—	—	—	1,248,548	—	—	—
Allocations of the net income for the year
Transfer to capital reserves		—	—	4,513,409	—	(4,513,409)	—	—	—	—
Dividends distributed	25(d)	—	—	(2,037,082)	—	—	—	(2,037,082)	(991)	(2,038,073)
Balances at December 31, 2024		26	5,651,493	15,288,196	(673,978)	—	(222,180)	20,043,557	3,680	20,047,237
The accompanying notes are an integral part of these consolidated financial statements.

Consolidated Statements of Changes in Equity	F-7	FORM 20-F

«Table of Contents | « Index to Financial Statements

XP Inc. and its subsidiaries Consolidated statements of cash flows for the years ended December 31, 2024, 2023 and 2022 (In thousands of Brazilian Reais, unless otherwise stated)

	Note	2024	2023	2022

Operating activities
Income before income tax		4,985,967	3,936,348	3,444,656
Adjustments to reconcile income before income taxes
Depreciation of property, equipment and right-of-use assets	16	125,193	118,603	110,248
Amortization of intangible assets	16	140,132	133,810	95,629
Loss on write-off of property, equipment, intangible assets and leases, net	16	29,452	32,266	20,805
Share of profit or (loss) in joint ventures and associates	15	(47,286)	(73,507)	12,165
Income from share in the net income of associates measured at fair value	15	91,212	52,403	54,301
Expected credit losses on financial assets	14	288,496	360,859	78,945
(Reversal of) Provision for contingencies, net	27	34,285	9,940	12,305
Net foreign exchange differences		1,188,410	(470,788)	(301,697)
Share based plan		417,257	365,715	584,772
Interest accrued		609,375	637,640	429,222
(Gain)/Loss on the disposal of investments	15	33,126	26,367	—
Changes in assets and liabilities
Securities (assets and liabilities)		(59,159,736)	(12,743,703)	(28,309,585)
Derivative financial instruments (assets and liabilities)		(7,340,657)	1,700,236	(1,550,061)
Securities trading and intermediation (assets and liabilities)		(2,057,519)	1,209,000	(1,423,398)
Securities purchased under resale agreements		(4,281,877)	(4,495,605)	1,937,077
Accounts receivable		(109,731)	(53,247)	(157,056)
Loan operations		(951,004)	(5,596,362)	(9,416,502)
Prepaid expenses		55,030	22,722	(257,357)
Other assets and other financial assets		(8,083,216)	(437,106)	(3,358,515)
Securities sold under repurchase agreements		38,439,210	711,818	5,508,746
Accounts payable		(184,753)	326,344	(308,824)
Financing instruments payable		33,547,408	12,478,690	17,563,948
Social and statutory obligations		164,784	126,692	(54,093)
Tax and social security obligations		(154,910)	17,407	(91,326)
Retirement plans liabilities		9,815,312	10,675,260	13,812,415
Other liabilities and other financial liabilities		4,484,949	(347,790)	3,938,385
Cash from/(used in) operations		12,078,909	8,724,012	2,375,205
Income tax paid		(542,404)	(402,842)	(370,862)
Contingencies paid	27	(8,188)	(52,667)	(2,521)
Interest paid	38	(349,353)	(141,202)	(197,937)
Net cash flows from/(used in) operating activities		11,178,964	8,127,301	1,803,885
Investment activities
Acquisition of intangible assets	16 (b)	(185,404)	(130,219)	(82,412)
Acquisition of property and equipment	16 (a)	(144,808)	(66,004)	(44,563)
Disposal of property and equipment assets	16(a)	10,000	—	—
Acquisition of subsidiaries, net of cash acquired	5	—	770,887	(69,532)
Acquisition of associates	38(ii)	(1,393,863)	(65,444)	(174,773)
Dividends received from associates	15	46,812	—	—
Disposal of investments	15	—	29,589	—
Net cash flows from/(used in) investing activities		(1,667,263)	538,809	(371,280)
Financing activities
Acquisition of borrowings	38	—	2,252,550	—
Acquisition of treasury shares	25(c)	(1,353,611)	(915,859)	(1,814,823)
Net proceeds from debt securities	38	1,159,233	373,481	1,890,500
Payments of borrowings and lease liabilities	38	(2,381,225)	(1,966,674)	(101,716)
Payment of debt securities	38	(1,170,612)	(590,029)	(175,999)
Dividends paid	25(d)	(2,037,082)	(3,542,298)	—
Transactions with non-controlling interests		(5)	(4,146)	3,556
Dividends paid to non-controlling interests	25(d)	(991)	(1,853)	(1,820)
Net cash flows from/(used in) financing activities		(5,784,293)	(4,394,828)	(200,302)
Net increase/(decrease) in cash and cash equivalents		3,727,408	4,271,282	1,232,303
Cash and cash equivalents at the beginning of the fiscal year		9,210,484	4,967,480	3,751,861
Effects of exchange rate changes on cash and cash equivalents		(28,278)	(28,278)	(16,684)
Cash and cash equivalents at the end of the fiscal year		12,909,614	9,210,484	4,967,480
Cash		5,610,548	3,943,307	3,553,126
Securities purchased under resale agreements	6	2,885,843	2,760,296	646,478
Bank deposit certificates	7	69,224	67,985	252,877
Other deposits at Brazilian Central Bank	20	4,343,999	2,438,896	514,999
The accompanying notes are an integral part of these consolidated financial statements.

Consolidated Statements of Cash Flows	F-8	FORM 20-F

«Table of Contents | « Index to Financial Statements

XP Inc. and its subsidiaries Notes to consolidated financial statements December 31, 2024, 2023 and 2022 (In thousands of Brazilian Reais, unless otherwise stated)
1.    Operations

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
XP Inc. is a holding company controlled by XP Control LLC, which holds 70.4% of voting rights and is controlled by a group of individuals.
XP Inc. and its subsidiaries (collectively, “Group” or “XP Group”) is a leading, technology-driven financial services platform and a trusted provider of low-fee financial products and services in Brazil, the USA and the UK. XP Group are principally engaged in providing its customers, represented by individuals and legal entities in Brazil and abroad, various financial products, services, digital content and financial advisory services, mainly acting as broker-dealer, including securities brokerage, private pension plans, commercial and investment banking products such as loan operations, transactions in the foreign exchange markets and deposits, through our brands that reach clients directly and through network of Independent Financial Advisers (“IFAs”).
These consolidated financial statements were approved by the Board of Director’s meeting on April 24, 2025 and updated by subsequent events through April 24, 2025 as approved by the executive management.
1.1 Share buy-back programs
On May 12, 2022, the Board of Directors approved a share buy-back program. Under the program, XP may repurchase up to the amount in dollars equivalent to R$1.0 billion of its outstanding Class A common shares over a period beginning on May 12, 2022, continuing until the earlier of the completion of the repurchase or May 12, 2023, depending upon market conditions.
On November 4, 2022, the Board of Directors approved an amendment to the share buy-back program. Under the amended program, XP Inc may repurchase up to the amount in dollars equivalent to R$2.0 billion of its outstanding Class A common shares (therefore, an increase of the maximum amount of R$1.0 billion compared to the original program). The program period has not been amended and the repurchase limit of R$2.0 billion was reached on March 31, 2023.
On February 20, 2024, the Board of Directors approved a new share repurchase program, which aims to neutralize future shareholder dilution due to the vesting of Restricted Stock Units (RSUs) from the Company´s long-term incentive plan. The Company proposes to undertake a share repurchase program pursuant to which the Board can annually, in each calendar year, approve the repurchase by the Company of a number of Class A common shares equal to the number of RSUs that have vested or will vest during the current calendar year.
Under the approved repurchase program for 2024, XP may repurchase up to 2,500,000 Class A common shares within the period started on February 28, 2024, and ending on December 27, 2024. The repurchase limit was reached on May 23, 2024 and the program has terminated.
On May 23, 2024, the Board of Directors approved a new share repurchase program. Under the program, XP may repurchase up to the amount in dollars equivalent to R$1.0 billion of its outstanding Class A common shares over a period beginning on May 23, 2024, continuing until the earlier of the completion of the repurchase or December 31, 2024, depending upon market conditions. The repurchase limit was reached on June 4, 2024 and the program has terminated.
On November 19, 2024, the Board of Directors approved a new share repurchase program, under which XP may repurchase up to the amount in dollars equivalent to R$1.0 billion of its outstanding Class A common shares over a period beginning on November 20, 2024, continuing until the earlier of the completion of the repurchase or November 20, 2025, depending on market conditions.
As of December 31, 2024, the Company held in treasury 1,327,100 Class A shares (equivalent to R$105 million or US$17 million), acquired under its share buy-back programs, which were acquired at an average price of US$13.15 per share, with prices ranging from US$11.88 to US$16.13.
For further information on treasury shares, see note 25(c).

Notes to Consolidated Financial Statements	F-9	FORM 20-F

«Table of Contents | « Index to Financial Statements

XP Inc. and its subsidiaries Notes to consolidated financial statements December 31, 2024, 2023 and 2022 (In thousands of Brazilian Reais, unless otherwise stated)
1.2 Termination of shareholders agreement between XP Control LLC, General Atlantic (XP) Bermuda, Iupar Group, ITB Holding Ltd. and Itaú Unibanco Holding S.A.
On July 10, 2023, XP Inc announced the termination of its shareholders agreement executed between XP Control LLC, General Atlantic (XP) Bermuda, Iupar Group, ITB Holding Ltd., and Itaú Unibanco Holding S.A., originally expected to continue until October 2026. As a result of the termination, Iupar Group will no longer have the right to nominate members to XP Inc´s board of directors, which was reduced from 11 to 9 members.
1.3 Corporate reorganization
In order to improve corporate structure, Group´s capital and cash management, XP Inc concluded some entity reorganizations, as follows:
i) Inversion of financial institutions in Brazil: On November 13, 2024, the completion of the corporate reorganization was approved, where Banco XP became the group's main operational holding company.
ii) Reorganization of international operations: The entities XP Holding International LLC, XP Advisory US and XP Holding UK Ltd, which are no longer wholly owned subsidiaries of XP Investimentos S.A., and are now directly owned by XP Inc. The transaction was completed on October 20, 2023.
No material impacts on Group’s financial position and results of operations occurred due to the abovementioned corporate reorganization.

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
(ii)    New or revised standards, interpretations and amendments not yet adopted
Certain new accounting standards and amendments to accounting standards have been published that are not mandatory for December 31, 2024 reporting periods and have not been early adopted by the Group. The Group’s assessment of the impact of these new standards and amendments is set out below:
(a)    Amendments to IAS 21 – Lack of Exchangeability (effective for annual periods beginning on or after January 1, 2025): In August 2023, the IASB amended IAS 21 to help entities to determine whether a currency is exchangeable into another currency, and which spot exchange rate to use when it is not. The Group does not expect these amendments to have a material impact on its operations or financial statements.

Notes to Consolidated Financial Statements	F-10	FORM 20-F

«Table of Contents | « Index to Financial Statements

XP Inc. and its subsidiaries Notes to consolidated financial statements December 31, 2024, 2023 and 2022 (In thousands of Brazilian Reais, unless otherwise stated)
(b)    Amendments to the Classification and Measurement of Financial Instruments – Amendments to IFRS 9 and IFRS 7 (effective for annual periods beginning on or after January 1, 2026): On May 30, 2024, the IASB issued targeted amendments to IFRS 9 and IFRS 7 to respond to recent questions arising in practice, and to include new requirements not only for financial institutions but also for corporate entities. These amendments:
•clarify the date of recognition and derecognition of some financial assets and liabilities, with a new exception for some financial liabilities settled through an electronic cash transfer system;
•clarify and add further guidance for assessing whether a financial asset meets the solely payments of principal and interest (SPPI) criterion;
•add new disclosures for certain instruments with contractual terms that can change cash flows (such as some financial instruments with features linked to the achievement of environment, social and governance targets); and
•update the disclosures for equity instruments designated at fair value through other comprehensive income (FVOCI).
The Group does not expect these amendments to have a material impact on its operations or financial statements.
(c)    Amendments to new ‘own use’ and hedging guidance for contracts referencing nature-dependent electricity – Amendments to IFRS 9 and IFRS 7 (effective for annual periods beginning on or after January 1, 2026): The IASB has issued targeted amendments to IFRS 9 ‘Financial Instruments’ and IFRS 7 ‘Financial Instruments: Disclosures’, to ensure that financial statements faithfully represent the effects of an entity’s contracts referencing nature-dependent electricity. The Group does not expect these amendments to have a material impact on its operations or financial statements.
(d)    IFRS 19 Subsidiaries without Public Accountability: Disclosures (effective for annual periods beginning on or after January 1, 2027): Issued in May 2024, IFRS 19 allows for certain eligible subsidiaries of parent entities that report under IFRS Accounting Standards to apply reduced disclosure requirements. The Group does not expect this standard to have an impact on its operations or financial statements.
(e)    IFRS 18 Presentation and Disclosure in Financial Statements: The standard replaces IAS 1, carrying forward many of the requirements in IAS 1 unchanged and complementing them with new requirements. In addition, some IAS 1 paragraphs have been moved to IAS 8 and IFRS 7. Furthermore, the IASB has made minor amendments to IAS 7 and IAS 33 - Earnings per Share. IFRS 18 introduces new requirements to:
•present specified categories and defined subtotals in the statement of profit or loss
•provide disclosures on management-defined performance measures (MPMs) in the notes to the financial statements
•improve aggregation and disaggregation.
An entity is required to apply IFRS 18 for annual reporting periods beginning on or after January 1, 2027, with earlier application permitted. The amendments to IAS 7 and IAS 33, as well as the revised IAS 8 and IFRS 7, become effective when an entity applies IFRS 18. IFRS 18 requires retrospective application with specific transition provisions. The application of these standards may have an impact on the Group's consolidated financial statements in future periods.
(f)    Provisional Measure n. 1,262/24 (MP 1,262) and Normative Ruling 2,228/24 (IN 2,228): Enactment of Brazilian Pillar 2 rules (“CSLL surcharge”) establishing the application of the Qualified Domestic Minimum Top-Up Tax (“QDMTT”) to determine the minimum local tax rate of 15% for multinational groups with total revenues higher than EUR 750 million. To be in force MP 1,262 should be converted into law in a maximum deadline of 120 days from its publishing.
(iii)    Basis of consolidation
The consolidated financial statements comprise the consolidated balance sheets of the Group as of December 31, 2024 and 2023 and the consolidated statements of income and comprehensive income, consolidated statements of cash flows and consolidated statements of changes in equity for each of the years ended December 31, 2024, 2023 and 2022.
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

«Table of Contents | « Index to Financial Statements

XP Inc. and its subsidiaries Notes to consolidated financial statements December 31, 2024, 2023 and 2022 (In thousands of Brazilian Reais, unless otherwise stated)
Intercompany transactions, balances and unrealized gains on transactions between Group companies are eliminated. Unrealized losses are also eliminated unless the transaction provides evidence of an impairment of the transferred asset. Accounting policies of subsidiaries have been changed where necessary to ensure consistency with the policies adopted by the Group.
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
The CODM considers the whole Group as a single operating and reportable segment, monitoring operations, making decisions on fund allocation and evaluating performance based on a single operating segment. The CODM reviews relevant financial data on a combined basis for all subsidiaries. Disaggregated information is only reviewed at the revenue level (Note 29), with no corresponding detail at any margin or profitability levels.
The Group’s revenue, results and assets for this one reportable segment can be determined by reference to the consolidated statement of income and of comprehensive income and consolidated balance sheet. See Note 29 (c) for a breakdown of revenues and income and selected assets by geographic location.
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

«Table of Contents | « Index to Financial Statements

XP Inc. and its subsidiaries Notes to consolidated financial statements December 31, 2024, 2023 and 2022 (In thousands of Brazilian Reais, unless otherwise stated)
The functional currency for all the Company’s subsidiaries in Brazil is also the Brazilian reais. Certain subsidiaries outside Brazil have different functional currencies, including US Dollar ("USD") and Pound Sterling (“GBP”).
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
3.    Summary of material accounting policies

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

«Table of Contents | « Index to Financial Statements

XP Inc. and its subsidiaries Notes to consolidated financial statements December 31, 2024, 2023 and 2022 (In thousands of Brazilian Reais, unless otherwise stated)
Acquisition-related costs are expensed as incurred.
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

«Table of Contents | « Index to Financial Statements

XP Inc. and its subsidiaries Notes to consolidated financial statements December 31, 2024, 2023 and 2022 (In thousands of Brazilian Reais, unless otherwise stated)
Derivative financial instruments, including separated embedded derivatives, are also classified as fair value through profit and loss unless they are designated as effective hedging instruments. The fair value determination for over-the-counter ("OTC") derivatives include components which reflect the counterparty's credit risk (CVA - Credit Valuation Adjustment) and the funding cost above the risk-free rate (FVA - Funding Valuation Adjustment). Financial assets with cash flows that do not meet the SPPI criteria are classified and measured at FVPL, irrespective of the business model.
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

«Table of Contents | « Index to Financial Statements

XP Inc. and its subsidiaries Notes to consolidated financial statements December 31, 2024, 2023 and 2022 (In thousands of Brazilian Reais, unless otherwise stated)
(iii)    Financial assets at amortized cost
A financial asset is measured at amortized cost if both of the following conditions are met:
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
The Group's financial assets at amortized cost mainly includes ‘Securities’, 'Securities purchased under resale agreements', 'Securities trading and intermediation', ‘Loan operations’, 'Accounts receivable' and 'Other financial assets’.
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
Stage 2: increase of the change in the risk of a default occurring based on internal models since initial recognition or overdue more than 30 days. If a significant increase in the risk is identified from the initial recognition, and no deterioration is realized, the financial asset falls within this stage. In this case, the amount related to the provision for expected loss reflects the estimated loss of the financial asset's remaining life (lifetime).

Notes to Consolidated Financial Statements	F-16	FORM 20-F

«Table of Contents | « Index to Financial Statements

XP Inc. and its subsidiaries Notes to consolidated financial statements December 31, 2024, 2023 and 2022 (In thousands of Brazilian Reais, unless otherwise stated)
Stage 3: overdue more than 90 days. The Group considers a financial asset in default when contractual payments are 90 days past due. However, in certain cases, the Group may also consider a financial asset to be in default when internal or external information indicates that the Group is unlikely to receive the outstanding contractual amounts in full before considering any credit enhancements held by the Group.
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
The Group's financial liabilities include 'Securities’, 'Derivative financial instruments', 'Securities purchased under resale agreements', 'Securities trading and intermediation', long-term debts such as 'Borrowings’ and ‘Financing Instruments payable – Debt securities', 'Accounts payables' and 'Other financial liabilities’.

Notes to Consolidated Financial Statements	F-17	FORM 20-F

«Table of Contents | « Index to Financial Statements

XP Inc. and its subsidiaries Notes to consolidated financial statements December 31, 2024, 2023 and 2022 (In thousands of Brazilian Reais, unless otherwise stated)
Classification and subsequent measurement
(i)    Financial liabilities at FVPL
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
(ii)    Financial liabilities designated at FVPL
The Group applied the fair value option as an alternative measurement for selected financial liabilities. Financial liabilities can be irrevocably designated as measured at FVPL if doing so eliminates or significantly reduces an accounting mismatch that would otherwise arise from measuring assets or liabilities or recognizing the gains and losses on them on different bases, or a group of financial instruments is managed and its performance is evaluated on a fair value basis, in accordance with a documented risk management or investment strategy. The amount of change in the fair value of the financial liabilities designated at FVPL that is attributable to changes in the credit risk of that liabilities shall be presented in other comprehensive income. See more information in Note 7(e).
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
The fair value of financial instruments for which there is no active market is determined by using measurement techniques. These techniques may include the use of recent market transactions (on an arm's length basis); reference to the current fair value of another similar instrument; analysis of discounted cash flows or other measurement models (see note 35).

Notes to Consolidated Financial Statements	F-18	FORM 20-F

«Table of Contents | « Index to Financial Statements

XP Inc. and its subsidiaries Notes to consolidated financial statements December 31, 2024, 2023 and 2022 (In thousands of Brazilian Reais, unless otherwise stated)
4)    Derivative financial instruments and hedging activities - IFRS 9
Derivative financial instruments are financial contracts, the value of which is derived from the value of the underlying assets, interest rates, indexes or currency exchange rates.
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
(iii)    Cash and cash equivalents
Cash is not subject to a significant risk of change in value and are held for the purpose of meeting short-term cash commitments and not for investments or other purposes. Transactions are considered short-term when they have maturities in three months or less from the date of acquisition. For purposes of consolidated statement of cash flows, cash equivalents refer to collateral held securities purchased under resale agreements, bank deposit certificates measured at fair value through profit and loss and other deposits that are readily convertible into a known cash amount and for which are no subject to a significant risk of change in value.
(iv)    Securities purchased under resale agreements and obligations related to securities sold under repurchase agreements
The Group has purchased securities with resale agreement (resale agreements) and sold securities with repurchase agreement (repurchase agreement) of financial assets. Resale and repurchase agreements are accounted for under Securities purchased under resale agreements and Securities sold under repurchase agreements, respectively. The difference between the sale and repurchase prices is treated as interest and recognized over the life of the agreements using the effective interest rate method. The financial assets accepted as collateral in our resale agreements can be used by us, if provided for in the agreements, as collateral for our repurchase agreements or can be sold.
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

«Table of Contents | « Index to Financial Statements

XP Inc. and its subsidiaries Notes to consolidated financial statements December 31, 2024, 2023 and 2022 (In thousands of Brazilian Reais, unless otherwise stated)
Amounts due from and to customers represent receivables for securities sold and payables for securities purchased that have been contracted for but not yet settled or delivered on the balance sheet date respectively. The due from customers balance is held for collection. These amounts are subdivided into the following items:
•    Cash and settlement records - Represented by the registration of transactions carried out on the stock exchanges on its own behalf and for customers, which includes any asset liquidity event; and
•    Debtors/Creditors pending settlement account - debtor or creditor balances of customers, in connection with transactions with fixed income securities, shares, commodities and financial assets, pending settlement as of the statement of reporting date. Sales transactions are offset, and, in the event, the final amount is a credit, it will be recorded in liabilities, on the other hand if this amount is debt, it will be recorded in assets, provided that the offset balances refer to the same counterparty.
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

«Table of Contents | « Index to Financial Statements

XP Inc. and its subsidiaries Notes to consolidated financial statements December 31, 2024, 2023 and 2022 (In thousands of Brazilian Reais, unless otherwise stated)
Lease liabilities
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

«Table of Contents | « Index to Financial Statements

XP Inc. and its subsidiaries Notes to consolidated financial statements December 31, 2024, 2023 and 2022 (In thousands of Brazilian Reais, unless otherwise stated)
(x)    Intangible assets
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
The useful life of intangible assets is assessed as finite or indefinite. As of December 31, 2024 and 2023, the Group does not hold indefinite life intangible assets, except for goodwill.
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

«Table of Contents | « Index to Financial Statements

XP Inc. and its subsidiaries Notes to consolidated financial statements December 31, 2024, 2023 and 2022 (In thousands of Brazilian Reais, unless otherwise stated)
(xi)    Impairment of non-financial assets
Assets that have an indefinite useful life, for example goodwill, are not subject to amortization and are tested annually for impairment. Goodwill impairment reviews are undertaken annually or more frequently if events or changes in circumstances indicate a potential impairment. Assets that are subject to depreciation or amortization are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. An impairment loss is recognized when the asset's carrying amount exceeds its recoverable amount. The recoverable amount is the higher of an asset's fair value less costs to sell and its value in use.
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
As of August 2022, by means of federal Law 14.446 the CSLL rate was increased in 1% for all Brazilian Financial entities until December 2022. Therefore, during that period between August and December 2022, Brazilian banks were subject to a CSLL rate of 21% and all other financial entities, including insurance companies, were subject to a rate of 16%. With the ending of Law 14.446 enforceability, the rates of CSLL applied for banks returned to the regular level of 20%, and 15% for all other financial entities.
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

«Table of Contents | « Index to Financial Statements

XP Inc. and its subsidiaries Notes to consolidated financial statements December 31, 2024, 2023 and 2022 (In thousands of Brazilian Reais, unless otherwise stated)
Deferred tax is provided on temporary differences arising on investments in subsidiaries, except for a deferred tax liability where the timing of the reversal of the temporary difference is controlled by the Group and it is probable that the temporary difference will not reverse in the foreseeable future.
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
Sales revenues in Brazil are subject to taxes and contributions, at the following statutory rates:
•PIS and COFINS are contributions levied by the Brazilian Federal government on gross revenues. These amounts are invoiced to and collected from the Group’s customers and recognized as deductions to gross revenue (Note 29) against tax liabilities, as we are acting as tax withholding agents on behalf of the tax authorities. PIS and COFINS paid on certain purchases may be claimed back as tax credits to offset PIS and COFINS payable. These amounts are recognized as Recoverable taxes (Note 12) and are offset monthly against Taxes payable and presented net, as the amounts are due to the same tax authority. PIS and COFINS are contributions calculated on two different regimes according to Brazilian tax legislation: cumulative method and non-cumulative method.
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
•The tax on services (“ISS”) is a tax levied by municipalities on revenues from the provision of services. ISS tax is added to amounts invoiced to the Group’s customers for the services the Group renders. These are recognized as deductions to gross revenue (Note 29) against tax liabilities, as the Group acts as agent collecting these taxes on behalf of municipal governments. The rates may vary from 2.00% to 5.00%. Currently, XP Group’s entities are based majoritarily in the cities of São Paulo and Rio de Janeiro then, revenues perceived by those companies are subject to rates defined by those cities’ Laws.
(xiii)    Equity security loans
Represent liabilities to return cash proceeds from security lending transactions. Securities lending transactions are used primarily to earn spread income which relates mainly to equity securities received with a fixed term payable, based on the fair value of the securities plus pro rata interest over the period of the equity security loan. Equity securities borrowed are recognized as unrestricted assets on the statement of financial position and may be sold to third parties. The equity security loans are recorded as a trading liability and measured at fair value with any gains or losses included in the income statement under net fair value gains/(losses) on financial instruments (Note 29 b).
(xiv)    Debt securities and Borrowings
Debt securities classified as Debentures, Bonds, Promissory Notes and Borrowings are initially recognized at fair value, net of transaction costs incurred, and subsequently carried at amortized cost. Any differences between the proceeds (net of transaction costs) and the total amount payable are recognized in the statement of income over the period of the borrowings using the effective interest rate method.

Notes to Consolidated Financial Statements	F-24	FORM 20-F

«Table of Contents | « Index to Financial Statements

XP Inc. and its subsidiaries Notes to consolidated financial statements December 31, 2024, 2023 and 2022 (In thousands of Brazilian Reais, unless otherwise stated)
Amortized cost is calculated by taking into account any discount or premium on acquisition and fees or costs that are an integral part of the EIR. The EIR amortization is included as interest expense on debt in the statement of income.
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
Most of the retirement plans offered by the Group do not contain significant insurance risk where the Group accepts significant insurance risk from participants by agreeing to compensate them if a specified uncertain future event adversely affects them. These products also do not contain any discretionary participation features. Therefore, the contracts are accounted for under the scope of IFRS 9 - Financial Instruments (“IFRS 9”).
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
The Group launched two share-based plans, the Restricted Stock Unit (“RSU”) and the Performance Share Unit (“PSU”). The shared-based plans are designed to provide long-term incentives to certain employees, directors, and other eligible service providers in exchange for their services. For both plans, management commits to grant shares of XP Inc to the defined participants.
The cost of share-based compensation is measured using the fair value at the grant date. The cost is expensed together with a corresponding increase in equity over the service period or on the grant date when the grant relates to past services.

Notes to Consolidated Financial Statements	F-25	FORM 20-F

«Table of Contents | « Index to Financial Statements

XP Inc. and its subsidiaries Notes to consolidated financial statements December 31, 2024, 2023 and 2022 (In thousands of Brazilian Reais, unless otherwise stated)
The total amount to be expensed is determined by reference to the fair value of the tranche shares granted at the grant date, which is also based on:
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
When the shares are vested, the Company transfers the correspondent number of shares to the participant. The shares received by the participants, net of any directly attributable transaction costs (including withholding taxes), are credited directly to equity.
The significant judgments, estimates and assumptions regarding share-based payments and activity relating to share-based payments are discussed further in note 33.
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
(xix)    Other non-financial assets and liabilities
Other non-financial assets and liabilities are recorded on the date the contract that originates them is signed by the Group at their fair values on the transaction date. Other non-financial assets and liabilities are mostly electricity purchase and sale contracts agreed by the Group, through its subsidiary XP Comercializadora de Energia Ltda.
(xx)    Share capital
Common shares are classified in equity. Incremental costs directly attributable to the issue of new shares or options are shown in equity as a deduction, net of tax, from the proceeds.
(xxi)    Treasury shares
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
(xxii)    Earnings per share
Basic earnings per share is calculated by dividing the profit attributable to owners of the Company, excluding any costs of servicing equity other than ordinary and preferred shares by the weighted average number of ordinary and preferred shares outstanding during the year, adjusted for bonus elements in ordinary and preferred shares issued during the year and excluding treasury shares (note 34).

Notes to Consolidated Financial Statements	F-26	FORM 20-F

«Table of Contents | « Index to Financial Statements

XP Inc. and its subsidiaries Notes to consolidated financial statements December 31, 2024, 2023 and 2022 (In thousands of Brazilian Reais, unless otherwise stated)
Diluted earnings per share adjusts the figures used in the determination of basic earnings per share to take into account the after-income tax effect of interest and other financing costs associated with dilutive potential common and preferred shares, and the weighted average number of additional common and preferred shares that would have been outstanding assuming the conversion of all dilutive potential common and preferred shares (Note 34).
(xxiii)    Revenue and income
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
ii)    Securities placement
Securities placement revenue refers to fees and commissions earned on the placement of a wide range of securities on behalf of issuers and other capital raising activities, such as mergers and acquisitions, including related finance advisory services. The act of placing the securities is the sole performance obligation and revenue is recognized at the point in time when the underlying transaction is complete under the engagement terms, and it is probable that a significant revenue reversal will not occur.
iii)    Management fees
Management fees relate substantially to (i) services as investments advisor from funds, investment clubs and wealth management; and (ii) distributions of quotas from investments funds managed by others. Revenue is recognized over the period of time when this performance obligation is delivered, and generally based on an agreed-upon fixed percentage of the net asset value of each fund on a monthly basis. A part of management fees is performance-based (performance fees), which are recognized for the delivery of asset management services and calculated based on appreciation of the net asset value of the funds, subject to certain thresholds, such as internal rates of returns or hurdle rates in accordance with the terms of the fund’s constitution. Performance fees, which includes variable consideration, are only recognized after an assessment of the facts and circumstances and when it is highly probable that significant reversal of the amount of cumulative revenue recognized will not occur when the uncertainty is resolved.
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

«Table of Contents | « Index to Financial Statements

XP Inc. and its subsidiaries Notes to consolidated financial statements December 31, 2024, 2023 and 2022 (In thousands of Brazilian Reais, unless otherwise stated)
v)    Commissions fees
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
a.    Interchange fee
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
vi)    Other services
Other services refer to revenue related to finance advisory services, advertisements on the Group’s website and sponsorship on events held by the Group.
2)    Net income from financial instruments
Net income from financial instruments includes realized gains and losses on the sales of investments, unrealized gains and losses resulting from our investments measured at fair value and interest earned on both cash balances and investments in connection with our trading activities. These gains and losses are outside the scope of IFRS 15 but in scope of IFRS 9 – Financial Instruments, and the related accounting policies are disclosed in Note 3.
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

«Table of Contents | « Index to Financial Statements

XP Inc. and its subsidiaries Notes to consolidated financial statements December 31, 2024, 2023 and 2022 (In thousands of Brazilian Reais, unless otherwise stated)
(iv)    Property and equipment and intangible assets useful lives
Property and equipment and intangible assets include the use of estimates to determine the useful life for depreciation and amortization purposes. Useful life determination requires estimates in relation to the expected technological advances and alternative uses of assets. There is a significant element of judgment involved in making technological development assumptions, since the timing and nature of future technological advances are difficult to predict.
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
(vii)    Share-based payments
Estimating fair value for share-based payment transactions requires determination of the most appropriate valuation model, which depends on the terms and conditions of the grant. This estimate also requires determination of the most appropriate inputs to the valuation model, including the expected life of the share option or appreciation right.
Making estimates requires management to exercise significant judgment. It is at least reasonably possible that the estimate of the effect of a condition, situation or set of circumstances that existed at the date of the consolidated financial statements, which management considered in formulating its estimate, could change in the near term due to one or more future confirming events.
5.    Group structure

(i)    Subsidiaries
The following are the direct and indirect interests of Company in its subsidiaries for the purposes of these consolidated financial statements:

			% of Group’s interest (i)
Entity name	Country of incorporation	Principal activities	2024	2023	2022

Directly controlled
XPAC Sponsor LLC	Cayman	Special Purpose Acquisition (SPAC) Sponsor	100.00%	100.00%	100.00%
XProject LTD	Cayman	Holding	100.00%	100.00%	100.00%
XP Holding International LLC	USA	International financial holding	100.00%	100.00%	100.00%
XP Advisory US	USA	Investment advisor	100.00%	100.00%	100.00%
XP Holding UK Ltd	UK	International financial holding	100.00%	100.00%	100.00%
XP Controle 3 Participações S.A.	Brazil	Financial holding	100.00%	100.00%	100.00%
Indirectly controlled

Notes to Consolidated Financial Statements	F-29	FORM 20-F

«Table of Contents | « Index to Financial Statements

XP Inc. and its subsidiaries Notes to consolidated financial statements December 31, 2024, 2023 and 2022 (In thousands of Brazilian Reais, unless otherwise stated)

			% of Group’s interest (i)
Entity name	Country of incorporation	Principal activities	2024	2023	2022

XP Investimentos S.A.	Brazil	Holding	100.00%	100.00%	100.00%
XP Investimentos Corretora de Câmbio, Títulos e Valores Mobiliários S.A.	Brazil	Broker-dealer	100.00%	100.00%	100.00%
XP Vida e Previdência S.A. (iii)	Brazil	Retirement plans and insurance	100.00%	100.00%	100.00%
Banco XP S.A.	Brazil	Multipurpose bank	100.00%	100.00%	100.00%
XPE Infomoney Educação Assessoria Empresarial e Participações Ltda.	Brazil	Digital content services	100.00%	100.00%	100.00%
Tecfinance Informática e Projetos de Sistemas Ltda.	Brazil	Rendering of IT services	99.70%	99.70%	99.73%
XP Corretora de Seguros Ltda.	Brazil	Insurance broker	99.99%	99.99%	99.99%
XP Gestão de Recursos Ltda.	Brazil	Asset management	95.80%	95.50%	95.60%
XP Finanças Assessoria Financeira Ltda.	Brazil	Investment consulting services	99.99%	99.99%	99.99%
Infostocks Informações e Sistemas Ltda.	Brazil	Mediation of information systems	100.00%	100.00%	99.99%
XP Advisory Gestão Recursos Ltda.	Brazil	Asset management	99.53%	99.53%	99.55%
XP Vista Asset Management Ltda.	Brazil	Asset management	99.99%	99.99%	99.99%
XP Controle 4 Participações S.A.	Brazil	Insurance holding	100.00%	100.00%	100.00%
XP Investments UK LLP	UK	Inter-dealer broker and Organized Trading Facility (OTF)	100.00%	100.00%	100.00%
XP Private Holding UK Ltd	UK	Investment Advisor	100.00%	100.00%	100.00%
XP Investments US, LLC	US	Broker-dealer	100.00%	100.00%	100.00%
XP PE Gestão de Recursos Ltda.	Brazil	Asset management	97.90%	98.10%	98.70%
Antecipa S.A.	Brazil	Receivables financing market	25.00%	100.00%	100.00%
XP Allocation Asset Management Ltda.	Brazil	Asset management	99.97%	99.97%	99.99%
XP Eventos Ltda.	Brazil	Media and events	100.00%	100.00%	100.00%
DM10 Corretora de Seguros Ltda.	Brazil	Insurance broker	—%	100.00%	100.00%
XP Comercializadora de Energia Ltda.	Brazil	Energy trading	100.00%	100.00%	100.00%
XPAC Acquisition Corp. (vi)	Cayman	Special Purpose Acquisition (SPAC)	—%	—%	20.00%
XP Distribuidora de Títulos e Valores Mobiliários	Brazil	Securities dealer	100.00%	100.00%	100.00%
Instituto de Gestão e Tecnologia da Informação Ltda.	Brazil	Educational content services	100.00%	100.00%	100.00%
Xtage Intermediação S.A.	Brazil	Digital assets	100.00%	100.00%	100.00%
XP Administradora de Benefícios Ltda.	Brazil	Individual health plan intermediation	100.00%	100.00%	100.00%
XP Corretora de Seguros Riscos	Brazil	Retirement plans and insurance	100.00%	100.00%	100.00%
XP Representação Seguros Ltda.	Brazil	Insurance broker	100.00%	100.00%	—%
Banco Modal S.A. (ii)	Brazil	Multipurpose bank	100.00%	100.00%	—%
Modal Assessoria Financeira Ltda. (ii)	Brazil	Investment consulting services	100.00%	100.00%	—%
Modal Distribuidora de Títulos e Valores Mobiliários Ltda. (ii)	Brazil	Securities dealer	100.00%	100.00%	—%
Modalmais Treinamento e Desenvolvimento Ltda. (ii) (v)	Brazil	Professional training services	—%	100.00%	—%
XP Holding Participações (ii)	Brazil	Insurance broker	100.00%	100.00%	—%
Eleven Serviços de Consultoria e Análise S.A. (ii)	Brazil	Investment consulting services	100.00%	100.00%	—%
Banking and Trading Desenvolvimento de Sistemas Ltda. (“Carteira Global”) (ii) (v)	Brazil	Softwares development services	—%	100.00%	—%
Refinaria de Dados – Análise de Dados Ltda. (ii)(v)	Brazil	Digital content services	—%	100.00%	—%
Hum Bilhão Educação Financeira Ltda. (ii)(v)	Brazil	Digital content services	—%	100.00%	—%
Vaivoa Educação Financeira Ltda. (ii)(v)	Brazil	Digital content services	—%	100.00%	—%
Modal As a Service S.A. (ii)	Brazil	Financial services	—%	100.00%	—%
Galapos Consultoria e Participações Ltda. (ii)	Brazil	Consulting services	100.00%	100.00%	—%
W2D Tecnologia e Soluções Ltda. (ii)(v)	Brazil	Rendering of IT services	—%	100.00%	—%
XP Controle 5 Participações Ltda.	Brazil	Holding	100.00%	100.00%	96.00%
XP Sports Asset Management Ltda. (ii)	Brazil	Asset management	100.00%	100.00%	—%
Carteira Online Controle de Investimentos Ltda. – ME (ii)(v)	Brazil	Investment consolidation platform	—%	—%	100.00%
Habitat Capital Partners	Brazil	Asset management	—%	—%	99.99%

Notes to Consolidated Financial Statements	F-30	FORM 20-F

«Table of Contents | « Index to Financial Statements

XP Inc. and its subsidiaries Notes to consolidated financial statements December 31, 2024, 2023 and 2022 (In thousands of Brazilian Reais, unless otherwise stated)

			% of Group’s interest (i)
Entity name	Country of incorporation	Principal activities	2024	2023	2022

Consolidated investments funds
Aetos Energia Fundo de Investimento em Direitos Creditórios	Brazil	Investment fund	100.00%	100.00%	—%
Araca Fim Cred Priv (iv)	Brazil	Investment fund	100.00%	—%	—%
Aurea Extrema Logística Fundo de Investimento Imobiliário (iv)	Brazil	Investment fund	100.00%	—%	—%
Correspondente Banqueiro Consignados INSS Fundo de Investimento em Direitos Creditórios – Resp Ltda (iv)	Brazil	Investment fund	100.00%	—%	—%
Cactos Fundo de Investimento em Participações Multiestratégia Responsabilidade Limitada (iv)	Brazil	Investment fund	100.00%	—%	—%
Consignado Público XP Fundo de Investimento em Direitos Creditórios	Brazil	Investment fund	100.00%	100.00%	—%
Credit Restructuring Fundo de Investimento em Direitos Creditórios (iv)	Brazil	Investment fund	100.00%	—%	—%
Credit Restructuring II Fundo de Investimento em Direitos Creditórios Responsabilidade Limitada (iv)	Brazil	Investment fund	100.00%	—%	—%
Falx Fundo de Investimento Multimercado Crédito Privado Investimento no Exterior	Brazil	Investment fund	100.00%	100.00%	100.00%
Fundo de Investimento em Cotas Multimercado Solar (iv)	Brazil	Investment fund	100.00%	—%	—%
Fundo de Investimento em Participações Novo Hotel Botafogo Empresas Emergentes (iv)	Brazil	Investment fund	100.00%	—%	—%
Gladius Fundo de Investimento Multimercado Investimento no Exterior	Brazil	Investment fund	100.00%	100.00%	100.00%
Scorpio Debentures Incentivadas Fundo de Investimento Multimercado Crédito Privado	Brazil	Investment fund	100.00%	100.00%	100.00%
SMF Fundo de Investimento Multimercado Crédito Privado	Brazil	Investment fund	100.00%	100.00%	—%
Javelin Fundo de Investimento Multimercado Crédito Privado Investimento no Exterior	Brazil	Investment fund	100.00%	100.00%	100.00%
Frade Fundo de Investimento em Cotas de Fundos de Investimento em Direitos Creditórios NP	Brazil	Investment fund	100.00%	100.00%	100.00%
Frade III Fundo de Investimento em Cotas de Fundo de Investimento Multimercado Crédito Privado	Brazil	Investment fund	100.00%	100.00%	100.00%
Coliseu Fundo de Investimento Multimercado Crédito Privado Investimento no Exterior	Brazil	Investment fund	100.00%	100.00%	100.00%
Makhaira Fundo de Investimento Multimercado Crédito Privado Longo Prazo (iv)	Brazil	Investment fund	100.00%	—%	—%
NIMROD Fundo de Investimento Multimercado Crédito Privado Investimento no Exterior	Brazil	Investment fund	100.00%	100.00%	100.00%
XP High Yield Fund SP	Cayman	Investment fund	—%	100.00%	100.00%
XP International Fund SPC - XP Multistrategy Fund SP	Cayman	Investment fund	100.00%	100.00%	100.00%
XP Managers Fundo de Investimento em Participações Multiestratégia	Brazil	Investment fund	100.00%	100.00%	100.00%
XP Alesia Fund SP CL Shares - Brazil Internacional Fund SPC.	Cayman	Investment fund	100.00%	100.00%	100.00%
Newave Fundo de Investimento em Participações Multiestratégia (v)	Brazil	Investment fund	—%	—%	100.00%
Endor Fundo de Investimento em Participações Multiestratégia Investimento no Exterior	Brazil	Investment fund	100.00%	100.00%	100.00%
XP Phalanx CT Fund	Cayman	Investment fund	100.00%	100.00%	100.00%
MM Macadâmia FIM CP IE (ii)	Brazil	Investment fund	100.00%	100.00%	—%
MM Hedge Icon (ii)	Nassau	Investment fund	99.37%	99.37%	—%
Fundo de Investimento Imobiliário Desenvolvimento 1 Modalmais	Brazil	Investment fund	100.00%	100.00%	—%
Fundo de Investimento em Participações Chardonnay Capital Semente	Brazil	Investment fund	100.00%	100.00%	—%
KSM Realty - Fundo de Investimento em Participações Multiestratégia	Brazil	Investment fund	100.00%	100.00%	—%
Suécia I Fundo de Investimento Multimercado (ii)	Brazil	Investment fund	100.00%	100.00%	—%
Suécia II Fundo de Investimento Multimercado (ii)	Brazil	Investment fund	100.00%	100.00%	—%

(i)The percentage of participation represents the Group’s interest in total capital and voting capital of its subsidiaries.
(ii)New subsidiaries acquired in 2023. See further details in Note 5 (ii) Business combinations, below.
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

«Table of Contents | « Index to Financial Statements

XP Inc. and its subsidiaries Notes to consolidated financial statements December 31, 2024, 2023 and 2022 (In thousands of Brazilian Reais, unless otherwise stated)
(vi)Subsidiaries which the Group holds or has held the operational control. The operational control refers to relevant rights the Company have over the subsidiary, that includes, among other topics, the right to nominate the directors and propose the target entity for merger.
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
On the settlement date with Banco Modal's former shareholders, the transaction was recorded in accordance with Banco Modal's net assets fair value as of July 1, 2023, with an allocation of the purchase price between (i) the amount of fair value of the identifiable assets acquired and liabilities assumed and (ii) the goodwill arising at this date, corresponding to the difference between the total consideration transferred and the fair value of identifiable assets acquired and liabilities assumed. The total consideration transferred corresponds to the fair value of the 18,717,771 XP Inc BDR's at the closing date for an amount of R$ 2,097,326. The goodwill is R$ 1,336,092 and is attributable to the workforce and the high profitability of the acquired business.
The table below shows, on the closing date of the transaction, the fair value attributed to each of the identified intangible assets not recorded in the acquiree's balance sheet, as well as the fair value measurement method and their useful lives:

Identified assets at the acquisition date	Amount	Method	Expected useful life
Retail client portfolio	168,876	Multi-Period Excess Earnings	6 years, 11 months
Institutional client portfolio	50,814	Multi-Period Excess Earnings	4 years, 6 months
Core deposits	134,407	With and Without	9 years, 6 months
Trademarks	29,869	Relief-from-Royalty	5 years
Softwares	4,311	Cost Approach	5 years
Total	388,277
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

«Table of Contents | « Index to Financial Statements

XP Inc. and its subsidiaries Notes to consolidated financial statements December 31, 2024, 2023 and 2022 (In thousands of Brazilian Reais, unless otherwise stated)
The table below shows the fair value of the net assets acquired and the allocation of the purchase price consideration (including goodwill arising on the acquisition), as well as the impacts on the Group's cash flows:

Fair value of net assets acquired	July 1, 2023

Assets
Cash and cash equivalents	770,887
Financial assets	4,274,729
Investments in associates and joint ventures	765
Property and equipment	39,532
Intangible assets	67,664
Other assets	730,342
Total assets	5,883,919

Liabilities
Financial liabilities	4,667,147
Other liabilities	843,814
Total liabilities	5,510,961
Net assets at fair value	372,957
Identified assets
Client portfolios	219,690
Core deposits	134,407
Trademarks	29,869
Software	4,311
Total identified assets	761,234

Goodwill determination

Purchase consideration transferred	2,097,326
(Less) fair value of identified assets	(761,234)
Goodwill	1,336,092

Analysis of cash flow on acquisition

Net cash acquired with the subsidiary	770,887
Issuance of shares – XP Inc (non-cash)	—
Net of cash flow on acquisition (investing activities)	770,887
(b)    Other developments
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

«Table of Contents | « Index to Financial Statements

XP Inc. and its subsidiaries Notes to consolidated financial statements December 31, 2024, 2023 and 2022 (In thousands of Brazilian Reais, unless otherwise stated)
Following the announcement about the termination of the Business Combination Agreement and the intention of early liquidation, XPAC’s management was approached by professional investors interested in acquiring and taking control of XPAC. On July 10, 2023, XPAC Acquisition Corp. entered into a Purchase and Sponsor Handover Agreement. Pursuant to the agreement, XPAC Sponsor LLC transferred control of XPAC Acquisition Corp., by selling 4,400,283 Class B ordinary shares and 4,261,485 private placement warrants to acquire 4,261,485 Class A ordinary shares of XPAC held by the Sponsor, for a total purchase price of $250. As a condition to the consummation of the Sponsor Handover, new members of XPAC’s board of directors and a new management team for XPAC were appointed by the existing Board, and the existing Board members and the existing management team have resigned. Furthermore, the name of XPAC Acquisition Corp. was changed to Zalatoris II Acquisition Corp.
The Purchase and Sponsor Handover Agreement was approved by the XPAC’s shareholders at an extraordinary general meeting of shareholders on July 27, 2023, the date on which the Group ceases to control XPAC.
(ii)    Minority stake acquisitions
During the year ended December 31, 2023, XP Inc. entered in agreements through its subsidiary XP Controle 5 Participações Ltda. to acquire minority stakes in Monte Bravo Holding JV S.A. (“Monte Bravo”), Blue3 S.A. (“Blue3”) and Ável Participações Ltda. (“Ável”). These companies were part of XP Inc’s IFAs network. The total fair value consideration recorded for those acquisitions is R$784,743, including the goodwill in a total amount of R$487,671 (Note 15). The goodwill recognized is mainly attributable to expected synergies arising from the investments. As of December 31, 2024, from the total fair value consideration: (i) R$45,000 was paid during 2023, (ii) R$669,521 was paid during 2024 (including monetary correction on this amount) and (iii) there is a remaining amount of R$74,066 recorded through accounts payable (including monetary correction on this amount), of which R$37,033 was paid in January 2025 and R$37,033 in January 2026. See note 38(ii)(iii).
During the year ended December 31, 2024, XP Inc. entered in agreements through its subsidiary XP Controle 5 Participações Ltda. to acquire minority stakes in other three IFAs. The total fair value consideration recorded for those acquisitions is R$414,503, including the preliminary goodwill in a total amount of R$326,735 (Note 15). The preliminary goodwill recognized is mainly attributable to expected synergies arising from the investments. From the total fair value consideration: (i) R$225,766 was paid in cash during 2024, (ii) R$106,412 was settled through the private issuance of XP Inc Class A shares (see note 25a), (iii) there is an amount equal to R$20,000 recorded through contingent consideration (Note 20(b)) and (iv) there is a remaining amount of R$62,325 recorded through accounts payable (including monetary correction on this amount), of which R$26,805 will be paid in February 2025 and R$35,520 during the last quarter of 2025. See note 38(ii)(iii).
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

«Table of Contents | « Index to Financial Statements

XP Inc. and its subsidiaries Notes to consolidated financial statements December 31, 2024, 2023 and 2022 (In thousands of Brazilian Reais, unless otherwise stated)
6.    Securities purchased (sold) under resale (repurchase) agreements

a)    Securities purchased under resale agreements

	2024	2023

Collateral held	3,163,705	3,891,759
National Treasury Notes (NTNs) (i)	777,325	2,013,366
National Treasury Bills (LTNs) (i)	2,069,688	820,487
Financial Treasury Bills (LFTs) (i)	173,489	799,417
Debentures (ii)	27,560	89,234
Real Estate Receivable Certificates (CRIs) (ii)	11,073	80,565
Other	104,570	88,690

Collateral repledge	18,895,796	11,000,022
National Treasury Bills (LTNs) (i)	3,230,098	2,416,143
Financial Treasury Bills (LFTs) (i)	529,180	900,245
National Treasury Notes (NTNs) (i)	7,538,695	116,583
Debentures (ii)	4,304,132	4,258,213
Real Estate Receivable Certificates (CRIs) (ii)	1,982,544	2,436,462
Agribusiness Receivables Certificates (CRAs) (ii)	120,652	459,896
Interbank Deposits Certificates (CDIs) (ii)	815,302	304,572
Other	375,193	107,908

Expected Credit Loss (iii)	(2,364)	(2,803)

Total	22,057,137	14,888,978

(i)    Investments in purchase and sale commitments collateral-backed by sovereign debt securities refer to transactions involving the purchase of sovereign debt securities with a commitment to sale originated mainly in the subsidiaries XP CCTVM, Banco XP and in proprietary funds.
(ii)    Refers to corporate debt assets, which are low-risk investments collateral-backed.
(iii)    The reconciliation of gross carrying amount and the expected credit loss segregated by stages are presented in the Note 14.
As of December 31, 2024, securities purchased under resale agreements were carried out at average interest rates of 12.3% p.a. (11.85% p.a. as of December 31, 2023).
As of December 31, 2024, the amount of R$2,885,843 (December 31, 2023 – R$2,760,296) from the total amount of collateral held portfolio, is being presented as cash equivalents in the statements of cash flows.
b)    Securities sold under repurchase agreements

	2024	2023

National Treasury Bills (LTNs)	13,742,957	3,274,568
National Treasury Notes (NTNs)	29,235,747	8,456,861
Financial Treasury Bills (LFTs)	2,892,362	1,867,365
Debentures	14,889,816	8,776,735
Real Estate Receivable Certificates (CRIs)	9,260,382	9,201,853
Agribusiness Receivables Certificates (CRAs)	1,741,369	808,682
Other	17,088	954,447
Total	71,779,721	33,340,511
As of December 31, 2024, securities sold under repurchase agreements were agreed with average interest rates of 11.85% p.a. (December 31, 2023 – 10.91% p.a.).

Notes to Consolidated Financial Statements	F-35	FORM 20-F

«Table of Contents | « Index to Financial Statements

XP Inc. and its subsidiaries Notes to consolidated financial statements December 31, 2024, 2023 and 2022 (In thousands of Brazilian Reais, unless otherwise stated)
7.    Securities

a)    Securities classified at fair value through profit and loss are presented in the following table:

	2024				2023
	Gross carrying amount	Fair value	Group portfolio	Retirement plan assets (i)	Gross carrying amount	Fair value	Group portfolio	Retirement plan assets (i)

Financial assets
At fair value through profit or loss
Brazilian onshore sovereign bonds	48,446,247	46,736,163	43,953,460	2,782,703	29,587,276	30,172,040	28,000,854	2,171,186
Investment funds	65,094,106	65,094,106	3,683,854	61,410,252	55,922,364	55,922,364	3,022,360	52,900,004
Stocks issued by public-held company	6,143,508	6,143,508	5,830,985	312,523	3,981,237	3,981,237	3,642,365	338,872
Debentures	12,806,632	12,491,790	11,898,230	593,560	4,642,827	4,575,326	4,133,285	442,041
Structured notes	15,940	20,546	20,546	—	90,876	113,816	113,816	—
Bank deposit certificates (ii)	648,781	661,664	481,083	180,581	756,066	765,741	663,985	101,756
Agribusiness receivables certificates	1,046,979	999,636	990,119	9,517	1,132,479	1,200,254	1,183,214	17,040
Real estate receivable certificates	1,593,132	1,487,443	1,484,637	2,806	1,843,651	1,924,269	1,921,927	2,342
Financial credit bills	534,961	583,840	32,865	550,975	435,425	469,943	153,994	315,949
Real estate credit bill	366,447	366,441	366,441	—	29,126	29,157	29,157	—
Agribusiness credit bills	394,385	394,438	394,438	—	101,796	103,541	103,541	—
Commercial notes	569,465	520,349	514,409	5,940	803,256	892,569	886,149	6,420
Foreign private bonds	8,414,822	8,219,727	8,219,727	—	2,326,809	2,407,962	2,407,962	—
Development Credit Bill	4,182,406	4,195,225	4,195,225	—	—	—	—	—
Others (iii)	2,107,849	2,070,538	1,938,125	132,413	728,344	723,993	667,902	56,091
Total	152,365,660	149,985,414	84,004,144	65,981,270	102,381,532	103,282,212	46,930,511	56,351,701

(i)Those financial products represent investment contracts that have the legal form of retirement plans, which do not transfer substantial insurance risk to the Group. Therefore, contributions received from participants are accounted for as liabilities and an asset of the participant in the linked Specially Constituted Investment Fund (“FIE”). Besides assets which are presented segregated above, as retirement plan assets, the Group has proprietary assets to guarantee the solvency of our insurance and pension plan operations, under the terms of CNSP Resolution No. 432/2021, presented as Group portfolio, within the investment funds line. As of December 31, 2024, those assets represent R$ 84,334 (December 31, 2023 - R$202,678).
(ii)Bank deposit certificates include R$69,224 (December 31, 2023 – R$67,985) presented as cash equivalents in the statements of cash flows.
(iii)Mainly related to bonds issued and traded overseas and other securities.
b)    Securities at fair value through other comprehensive income are presented in the following table:

	2024		2023
	Gross carrying amount	Fair value	Gross carrying amount	Fair value

Financial assets
At fair value through other comprehensive income
Brazilian onshore sovereign bonds	49,357,469	46,981,007	41,023,844	41,343,987
Foreign sovereign bonds	3,893,441	3,898,974	2,669,993	2,718,963
Total	53,250,910	50,879,981	43,693,837	44,062,950

Notes to Consolidated Financial Statements	F-36	FORM 20-F

«Table of Contents | « Index to Financial Statements

XP Inc. and its subsidiaries Notes to consolidated financial statements December 31, 2024, 2023 and 2022 (In thousands of Brazilian Reais, unless otherwise stated)
c)    Securities evaluated at amortized cost are presented in the following table:

	2024		2023
	Gross carrying amount	Book value	Gross carrying amount	Book value

Financial assets
At amortized cost (i)
Brazilian onshore sovereign bonds	—	—	3,773,404	3,772,534
Rural product note	212,102	211,555	616,083	615,576
Commercial notes	2,638,006	2,624,591	2,472,006	2,467,311
Total	2,850,108	2,836,146	6,861,493	6,855,421

(i)Includes expected credit losses in the amount of R$13,962 (December 31, 2023 – R$6,072). The reconciliation of gross carrying amount and the expected credit losses segregated by stages are presented in the Note 14.
d)    Securities on the financial liabilities classified at fair value through profit or loss are presented in the following table:

	2024		2023
	Gross carrying amount	Fair value	Gross carrying amount	Fair value

Financial liabilities
At fair value through profit or loss
Securities (i)	14,830,405	14,830,405	19,949,021	19,949,021

(i)Related to stock loan operations carried out through the Group's proprietary funds.
e)    Debentures designated at fair value through profit or loss are presented in the following table:
On May 6, 2021, XP Investimentos, issued non-convertible debentures, in the aggregate amount of R$500,018, and designated this instrument as fair value through profit or loss in order to align it with the Group’s risk management and investment strategy. The principal amount is due on April 10, 2036. The accrued interest is payable every month from the issuance date and is calculated based on the IPCA (Brazilian inflation index) plus 5% p.a. On January 31, 2025, XP Investimentos repurchased the total amount of the debentures.

	2024		2023
	Gross carrying amount	Fair value	Gross carrying amount	Fair value

Financial liabilities
At fair value through profit or loss
Debentures	623,620	422,971	594,332	474,053
Unrealized gains/(losses) due to own credit risk for liabilities for which the fair value option has been elected are recorded in other comprehensive income. Gain/(losses) due to own credit risk were not material for the period ended December 31, 2024.
Determination of own credit risk for items for which the fair value option was elected
The debenture’s own credit risk is calculated as the difference between its yield and its benchmark rate for similar Brazilian federal securities.
e.1)    Difference between aggregate fair value and aggregate remaining contractual principal balance outstanding
The following table reflects the difference between the aggregate fair value and the aggregate remaining contractual principal balance outstanding as of December 31, 2024 for instruments for which the fair value option has been elected.

Notes to Consolidated Financial Statements	F-37	FORM 20-F

«Table of Contents | « Index to Financial Statements

XP Inc. and its subsidiaries Notes to consolidated financial statements December 31, 2024, 2023 and 2022 (In thousands of Brazilian Reais, unless otherwise stated)

	2024
	Contractual principal outstanding	Fair value	Fair value/(under) contractual principal outstanding

Long-term debt
Debentures	623,620	422,971	(200,649)

	2023
	Contractual principal outstanding	Fair value	Fair value/(under) contractual principal outstanding

Long-term debt
Debentures	594,332	474,053	(120,279)
f)    Securities classified by maturity:

	Assets		Liabilities
	2024	2023	2024	2023

Financial assets
At fair value through PL and at OCI
Current	100,930,547	74,520,326	14,830,405	19,949,021
Non-stated maturity	68,336,068	47,996,237	14,830,405	19,949,021
Up to 3 months	7,800,480	18,207,233	—	—
From 4 to 12 months	24,793,999	8,316,856	—	—

Non-current	99,934,848	72,824,836	422,971	474,053
After one year	99,934,848	72,824,836	422,971	474,053

Evaluated at amortized cost
Current	87,633	4,560,263	—	—
Up to 3 months	9,457	2,015,126	—	—
From 4 to 12 months	78,176	2,545,137	—	—

Non-current	2,748,513	2,295,158	—	—
After one year	2,748,513	2,295,158	—	—

Total	203,701,541	154,200,583	15,253,376	20,423,074
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

«Table of Contents | « Index to Financial Statements

XP Inc. and its subsidiaries Notes to consolidated financial statements December 31, 2024, 2023 and 2022 (In thousands of Brazilian Reais, unless otherwise stated)
•    Futures – Foreign exchange rates, prices of shares and commodities are commitments to buy or sell a financial instrument at a future date, at a contracted price or yield and may be settled in cash or through delivery. Daily cash settlements of price movements are made for all instruments.
•    Options - option contracts give the purchaser the right to buy or sell the instrument at a fixed price negotiated at a future date. Those who acquire the right must pay a premium to the seller of the right. This premium is not the price of the instrument, but only an amount paid to have the option (possibility) to buy or sell the instrument at a future date for a previously agreed price.
Positions with derivative financial instruments as of December 31, 2024 and 2023 are shown below:

	2024
	Notional	Fair Value	%	Up to 3 months	From 4 to 12 months	Above 12 months

Assets
Options	2,538,687,746	18,760,746	41	5,326,134	12,239,761	1,194,851
Swap contracts	758,053,043	21,743,021	47	2,296,009	606,502	18,840,510
Forward contracts	24,701,643	2,692,354	6	2,058,810	605,517	28,027
Future contracts	22,759,253	3,003,675	6	134,803	1,269,006	1,599,866
Total	3,344,201,685	46,199,796	100	9,815,756	14,720,786	21,663,254

Liabilities
Options	2,441,605,116	22,034,604	55	5,905,967	8,037,327	8,091,310
Swap contracts	825,780,642	14,000,255	35	2,501,045	1,106,887	10,392,323
Forward contracts	28,290,772	2,083,292	5	2,008,234	72,285	2,773
Future contracts	397,042,853	1,929,536	5	97,829	917,878	913,829
Total	3,692,719,383	40,047,687	100	10,513,075	10,134,377	19,400,235

	2023
	Notional	Fair Value	%	Up to 3 months	From 4 to 12 months	Above 12 months

Assets
Options	3,053,641,595	15,982,949	85	6,240,115	6,455,786	3,287,048
Swap contracts	392,133,687	3,883,112	11	381,744	531,023	2,970,345
Forward contracts	125,343,466	2,889,964	3	2,508,142	250,756	131,066
Future contracts	8,005,705	977,441	1	833,172	104,758	39,511
Total	3,579,124,453	23,733,466	100	9,963,173	7,342,323	6,427,970

Liabilities
Options	2,308,283,883	17,970,099	74	5,996,813	5,601,569	6,371,717
Swap contracts	403,391,373	3,448,067	13	56,590	842,922	2,548,555
Forward contracts	82,074,317	2,705,166	3	2,216,996	250,030	238,140
Future contracts	311,303,078	662,084	10	29,918	79,459	552,707
Total	3,105,052,651	24,785,416	100	8,300,317	6,773,980	9,711,119

Notes to Consolidated Financial Statements	F-39	FORM 20-F

«Table of Contents | « Index to Financial Statements

XP Inc. and its subsidiaries Notes to consolidated financial statements December 31, 2024, 2023 and 2022 (In thousands of Brazilian Reais, unless otherwise stated)
Derivatives financial instruments by index:

	2024		2023
	Notional	Fair Value	Notional	Fair Value

Swap Contracts
Asset Position
Foreign exchange	48,173,431	2,336,907	6,446,652	611,709
Interest	708,886,668	19,137,399	367,589,959	1,863,359
Share	922,307	261,229	17,870,871	1,363,195
Commodities	70,637	7,486	226,205	44,849
Liability Position
Foreign exchange	48,091,014	(2,332,909)	—	—
Interest	762,360,740	(7,667,588)	403,391,373	(3,448,067)
Share	13,399,986	(3,795,336)	—	—
Commodities	1,928,902	(204,422)	—	—
Forward Contracts
Asset Position
Foreign exchange	14,082,204	2,233,794	100,765,753	341,835
Interest	10,619,439	458,560	24,577,713	2,548,129
Liability Position
Foreign exchange	17,671,333	(1,624,732)	60,387,358	(759,693)
Interest	10,619,439	(458,560)	21,686,959	(1,945,473)
Future Contracts
Purchase commitments
Foreign exchange	433,824	1,264	387,663	908
Interest	9,856,454	1,456,514	4,887,109	972,355
Share	4,011,021	545,439	3,520	—
Commodities	8,457,954	1,000,458	2,727,413	4,178
Commitments to sell
Foreign exchange	17,679,727	(50,786)	43,572	(131)
Interest	91,070,059	(451,014)	35,365,170	(560,676)
Share	201,459,785	(997,705)	274,874,389	(99,779)
Commodities	86,833,282	(430,031)	1,019,947	(1,498)
Options
Purchase commitments
Foreign exchange	9,565,942	714,593	14,346,184	520
Interest	2,528,806,657	17,978,224	3,019,606,208	15,593,786
Share	313,605	67,766	18,780,035	385,921
Commodities	1,542	163	909,168	2,722
Commitments to sell
Foreign exchange	175,548	(526,549)	9,308,549	(123,346)
Interest	2,440,966,741	(15,167,264)	2,278,678,906	(13,820,730)
Share	459,335	(6,340,766)	20,296,428	(4,026,023)
Commodities	3,492	(25)	—	—

Assets		46,199,796		23,733,466
Liabilities		(40,047,687)		(24,785,416)
Net		6,152,109		(1,051,950)
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

«Table of Contents | « Index to Financial Statements

XP Inc. and its subsidiaries Notes to consolidated financial statements December 31, 2024, 2023 and 2022 (In thousands of Brazilian Reais, unless otherwise stated)
•Currency: Risk of volatility in transactions subject to foreign exchange variation;
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
a)    Hedge of net investment in foreign operations
The objective of the Group was to hedge the risk generated by the US$ variation from investments in our subsidiaries in the United States, XP Holding International LLC. and XP Advisory US. The Group has entered into future contracts to protect against changes in future cash flows and exchange rate variation of net investments in foreign operations.
The Group undertakes risk management through the economic relationship between hedge instruments and hedged items, in which it is expected that these instruments will move in opposite directions, in the same proportions, with the aim of neutralizing the risk factors.

	Hedged item			Hedge instrument
	Book Value		Variation in value recognized in Other comprehensive income	Notional value	Variation in the amounts used to calculate hedge ineffectiveness
	Assets	Liabilities
Strategies	2024

Foreign exchange risk
Hedge of net investment in foreign operations	675,168	—	136,598	708,102	(138,777)
Total	675,168	—	136,598	708,102	(138,777)

	2023

Foreign exchange risk
Hedge of net investment in foreign operations	450,853	—	(34,603)	446,442	41,235
Total	450,853	—	(34,603)	446,442	41,235

	2022

Foreign exchange risk
Hedge of net investment in foreign operations	395,594	—	(17,281)	414,043	18,480
Total	395,594	—	(17,281)	414,043	18,480
b)    Fair value hedge
The Group’s fair value strategy consists of hedging the exposure to variation in fair value on the receipt, payment of interests and exchange variation on assets and liabilities.
The group applies fair value hedges as follows:
•Hedging the exposure of fixed income securities carried out through structured notes. The market risk hedge strategy involves avoiding temporary fluctuations in earnings arising from changes in the interest rate market in Reais. Once this risk is offset, the Group seeks to index the portfolio to the CDI, through the use of derivatives (DI1 Futuro). The hedge is contracted in order to neutralize the total exposure to the market risk of the fixed-income funding portfolio, excluding the portion of the fixed-income compensation represented by the credit spread of Banco XP S.A., seeking to obtain the closest match deadlines and volumes as possible.

Notes to Consolidated Financial Statements	F-41	FORM 20-F

«Table of Contents | « Index to Financial Statements

XP Inc. and its subsidiaries Notes to consolidated financial statements December 31, 2024, 2023 and 2022 (In thousands of Brazilian Reais, unless otherwise stated)
•Hedging to protect the change in the fair value of the exchange and interest rate risk of the component of future cash flows arising from the XP Inc bond issued (financial liability) recognized in the balance sheet of XP Inc in July 2021 by contracting derivatives.
•Hedging the exposure of fixed-income securities carried out through sovereign bonds issued by Brazilian government in BRL through the use of derivatives. The strategy involves avoiding temporary fluctuations in statements of income arising from changes in the interest rate market. The hedge is contracted in order to neutralize the exposure arising from the risk-free portion of the fixed-income securities, excluding the portion of the securities’ remuneration represented by the credit spread.
•Hedging the exposure to fixed interest rates in BRL arising from the payroll loans portfolio through the use of derivatives. The strategy involves avoiding temporary fluctuations in statements of income arising from changes in the interest rate market.
•Hedging the exposure to floating interest rates in BRL arising from loan operations indexed to IPCA (Brazilian inflation index) through the use of derivatives. The strategy involves avoiding temporary fluctuations in statements of income arising from changes in the interest rate market.
The effects of hedge accounting on the financial position and performance of the Group are presented below:

	Hedged item			Hedge instrument
	Book Value		Variation in value recognized in income	Notional value	Variation in the amounts used to calculate hedge ineffectiveness

	Assets	Liabilities
Strategies	2024

Interest rate and foreign exchange risk
Structured notes	—	17,671,952	2,727,761	18,273,237	(2,817,265)
Issued bonds	—	2,612,153	(779,318)	2,544,997	861,368
Brazilian sovereign bonds	24,728,299	—	(384,453)	24,624,210	372,940
Payroll loans	842,210	—	(31,328)	850,579	29,466
Loan operations	2,381,358	—	(17,669)	2,377,504	16,600
Total	27,951,867	20,284,105	1,514,993	48,670,527	(1,536,891)

	Hedged item			Hedge instrument
	Book Value		Variation in value recognized in income	Notional value	Variation in the amounts used to calculate hedge ineffectiveness
	Assets	Liabilities
Strategies	2023

Interest rate and foreign exchange risk
Structured notes	—	16,593,439	(816,142)	16,702,984	849,160
Issued bonds	—	3,542,258	131,181	3,379,798	(189,189)
Total	—	20,135,697	(684,961)	20,082,782	659,971
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

«Table of Contents | « Index to Financial Statements

XP Inc. and its subsidiaries Notes to consolidated financial statements December 31, 2024, 2023 and 2022 (In thousands of Brazilian Reais, unless otherwise stated)
The effects of hedge accounting on the financial position and performance of the Group are presented below:

	Hedged item			Hedge instrument
	Book Value		Variation in value recognized in Other comprehensive income	Notional value	Variation in the amounts used to calculate hedge ineffectiveness
	Assets	Liabilities
Strategies	2024

Market price risk
Long term incentive plan taxes	—	234,310	205,701	206,068	(198,386)
Total	—	234,310	205,701	206,068	(198,386)

	Hedged item			Hedge instrument
	Book Value		Variation in value recognized in Other comprehensive income	Notional value	Variation in the amounts used to calculate hedge ineffectiveness
	Assets	Liabilities
Strategies	2023

Market price risk
Long term incentive plan taxes	—	414,315	(59,517)	438,765	70,906
Total	—	414,315	(59,517)	438,765	70,906

Notes to Consolidated Financial Statements	F-43	FORM 20-F

«Table of Contents | « Index to Financial Statements

XP Inc. and its subsidiaries Notes to consolidated financial statements December 31, 2024, 2023 and 2022 (In thousands of Brazilian Reais, unless otherwise stated)
The table below presents, for each risk factor and hedging instruments categories, the nominal value and the adjustments to the fair value of the hedging instruments and the book value of the hedged object:

	2024
	Notional amount	Book value		Variation in fair value used to calculate hedge ineffectiveness	Hedge ineffectiveness recognized in income
Hedge Instruments		Assets	Liabilities

Interest rate risk
Futures	48,535,725	27,951,867	20,150,635	(1,589,844)	(20,755)
Foreign exchange risk
Futures	842,904	675,168	133,470	(85,824)	(3,322)
Market price risk
Swaps	206,068	—	234,310	(198,386)	7,315

	2023
	Notional amount	Book value		Variation in fair value used to calculate hedge ineffectiveness	Hedge ineffectiveness recognized in income
Hedge Instruments		Assets	Liabilities

Interest rate risk
Futures	19,859,217	—	19,896,226	675,035	(19,807)
Foreign exchange risk
Futures	670,007	450,853	239,472	26,171	1,449
Market price risk
Swaps	438,765	—	414,315	70,906	11,389
The table below presents, for each strategy, the notional amount and the fair value adjustments of hedging instruments and the book value of the hedged item:

	December 31, 2024			December 31, 2023			December 31, 2022
	Hedge instruments		Hedge item	Hedge instruments		Hedge item	Hedge instruments		Hedge item
Strategies	Notional amount	Fair value adjustments	Book value	Notional amount	Fair value adjustments	Book value	Notional amount	Fair value adjustments	Book value

Hedge of fair value	48,670,527	(1,536,891)	1,514,993	20,082,782	659,971	(684,961)	17,887,369	(932,486)	887,138
Hedge of net investment in foreign operations	708,102	(138,777)	136,598	446,442	41,235	(34,603)	414,043	18,480	(17,252)
Hedge of cash flow	206,068	(198,386)	205,701	438,765	70,906	(59,517)	261,818	(348,248)	346,900
Total	49,584,697	(1,874,054)	1,857,292	20,967,989	772,112	(779,081)	18,563,230	(1,262,254)	1,216,786

Notes to Consolidated Financial Statements	F-44	FORM 20-F

«Table of Contents | « Index to Financial Statements

XP Inc. and its subsidiaries Notes to consolidated financial statements December 31, 2024, 2023 and 2022 (In thousands of Brazilian Reais, unless otherwise stated)
The table below shows the breakdown of notional value by maturity of the hedging strategies:

	2024
	0-1 year	1-2 years	2-3 years	3-4 years	4-5 years	5-10 years	Over 10 years	Total
Hedge of fair value	12,547,147	15,169,533	11,423,467	3,203,777	2,556,701	941,397	2,828,505	48,670,527
Hedge of net investment in foreign operations	708,102	—	—	—	—	—	—	708,102
Hedge of cash flow	206,068	—	—	—	—	—	—	206,068
Total	13,461,317	15,169,533	11,423,467	3,203,777	2,556,701	941,397	2,828,505	49,584,697

	2023
	0-1 year	1-2 years	2-3 years	3-4 years	4-5 years	5-10 years	Over 10 years	Total
Hedge of fair value	696,906	1,653,677	6,001,602	6,920,470	2,888,836	1,921,291	—	20,082,782
Hedge of net investment in foreign operations	400,918	45,524	—	—	—	—	—	446,442
Hedge of cash flow	438,765	—	—	—	—	—	—	438,765
Total	1,536,589	1,699,201	6,001,602	6,920,470	2,888,836	1,921,291	—	20,967,989

	2022
	0-1 year	1-2 years	2-3 years	3-4 years	4-5 years	5-10 years	Over 10 years	Total
Hedge of fair value	229,368	707,421	2,773,333	5,913,477	5,930,291	2,333,479	—	17,887,369
Hedge of net investment in foreign operations	381,958	—	32,085	—	—	—	—	414,043
Hedge of cash flow	261,818	—	—	—	—	—	—	261,818
Total	873,144	707,421	2,805,418	5,913,477	5,930,291	2,333,479	—	18,563,230
10.    Loan operations

Following is the breakdown of the carrying amount of loan operations by class, sector of debtor, maturity and concentration:

Loans by type	2024	2023

Pledged asset loan	23,217,323	24,845,243
Retail	12,674,565	12,366,330
Companies	4,516,553	7,054,507
Credit card	6,026,205	5,424,406

Non-pledged loan	6,431,221	4,036,646
Retail	549,148	764,712
Companies	3,506,397	959,898
Credit card	2,375,676	2,312,036
Total loans operations	29,648,544	28,881,889
Expected Credit Loss (Note 14)	(420,081)	(329,954)
Total loans operations, net of Expected Loss	29,228,463	28,551,935

Notes to Consolidated Financial Statements	F-45	FORM 20-F

«Table of Contents | « Index to Financial Statements

XP Inc. and its subsidiaries Notes to consolidated financial statements December 31, 2024, 2023 and 2022 (In thousands of Brazilian Reais, unless otherwise stated)

By maturity	2024	2023

Overdue by 1 day or more	304,052	329,707
Due in 3 months or less	6,014,440	6,739,145
Due after 3 months through 12 months	3,808,000	5,056,321
Due after 12 months	19,522,052	16,756,716
Total Loans operations	29,648,544	28,881,889

By concentration	2024	2023

Largest debtor	2,407,808	855,607
10 largest debtors	4,799,033	2,921,734
20 largest debtors	5,831,608	4,058,250
50 largest debtors	7,475,742	5,579,073
100 largest debtors	8,601,442	6,949,906
XP Inc offers loan products through Banco XP to its customers. The loan products offered are mostly (78% and 86% in December 31, 2024 and 2023, respectively) collateralized by customers’ investments on XP platform and credit products strictly related to investments in structured notes, in which the borrower is able to operate leveraged, retaining the structured note itself as guarantee for the loan.
The reconciliation of gross carrying amount and the expected credit losses in loan operations, segregated by stage according with IFRS 9 is demonstrated in Note 14.
11.    Accounts receivable

	2024	2023

Customers (i)	684,839	579,498
Dividends and interest receivable on equity capital through proprietary funds	50,921	31,779
Other	119,068	133,820
(-) Expected credit losses on accounts receivable (Note 14(b))	(75,885)	(63,907)
Total	778,943	681,190

(i)Refers to receivables from management fees arising from the distribution of funds and amounts receivable related to service provision, which have an average term of 30 days. There is no material concentration on the balances receivable as of December 31, 2024 and 2023.
The reconciliation of gross carrying amount and the expected credit loss in accounts receivable, segregated by stage, according with IFRS 9, is included in Note 14.
12.    Recoverable taxes

	2024	2023

Prepayments of income taxes (IRPJ and CSLL)	423,489	192,570
Contributions over revenue (PIS and COFINS)	25,791	45,688
Taxes on services (ISS)	3,255	1,859
Others	20	5,097
Total	452,555	245,214

Current	452,555	245,214
Non-current	—	—

Notes to Consolidated Financial Statements	F-46	FORM 20-F

«Table of Contents | « Index to Financial Statements

XP Inc. and its subsidiaries Notes to consolidated financial statements December 31, 2024, 2023 and 2022 (In thousands of Brazilian Reais, unless otherwise stated)
13.    Prepaid expenses

	2024	2023

Commissions and premiums paid in advance (i)(ii)	3,948,012	4,081,456
Marketing expenses	16,791	10,687
Services paid in advance (iii)	213,193	42,331
Other expenses paid in advance	185,237	283,789
Total	4,363,233	4,418,263

Current	935,046	826,107
Non-current	3,428,187	3,592,156

(i)Mostly comprised by long term investment programs implemented by XP CCTVM through its network of IFAs. These commissions and premiums paid are recognized at the signing date of each contract and are amortized in the Group’s income statement, linearly, according to the investment term period.
(ii)Include balances with related parties, in connection with the transactions disclosed on Note 5(ii)(b)(ii).
(iii)Mostly related to software’s subscription licenses (software as a service “SaaS”).
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

Stage 1	Balance at December 31, 2023	Acquisition / (Settlements)	Transfer to stage 2	Transfer to stage 3	Transfer from stage 2	Transfer from stage 3	Write-Off	Closing balance December 31, 2024

Financial assets at fair value through other comprehensive income
Securities	43,693,837	9,557,073	—	—	—	—		53,250,910
Financial assets amortized cost
Securities	6,861,493	(4,011,385)	—	—	—	—		2,850,108
Securities purchased under resale agreements	14,891,781	7,167,720	—	—	—	—		22,059,501
Loans and credit card operations	26,447,368	1,597,545	(2,108,966)	(309,713)	710,801	253	—	26,337,288
Total on-balance exposures	91,894,479	14,310,953	(2,108,966)	(309,713)	710,801	253	—	104,497,807
Off-balance exposures (credit card limits)	8,323,897	(716,113)	(300,426)	(206)	166,424	1	—	7,473,577
Total exposures	100,218,376	13,594,840	(2,409,392)	(309,919)	877,225	254	—	111,971,384

Stage 2	Balance at December 31, 2023	Acquisition / (Settlements)	Transfer to stage 1	Transfer to stage 3	Transfer from stage 1	Transfer from stage 3	Write-Off	Closing balance December 31, 2024

Financial assets amortized cost
Loans and credit card operations	2,202,931	(566,369)	(710,801)	(125,492)	2,108,966	810	—	2,910,045
Total on-balance exposures	2,202,931	(566,369)	(710,801)	(125,492)	2,108,966	810	—	2,910,045
Off-balance exposures (credit card limits)	583,270	(322,731)	(166,424)	(130)	300,426	5	—	394,416
Total exposures	2,786,201	(889,100)	(877,225)	(125,622)	2,409,392	815	—	3,304,461

Notes to Consolidated Financial Statements	F-47	FORM 20-F

«Table of Contents | « Index to Financial Statements

XP Inc. and its subsidiaries Notes to consolidated financial statements December 31, 2024, 2023 and 2022 (In thousands of Brazilian Reais, unless otherwise stated)

Stage 3	Balance at December 31, 2023	Acquisition / (Settlements)	Transfer to stage 1	Transfer to stage 2	Transfer from stage 1	Transfer from stage 2	Write-Off	Closing balance December 31, 2024

Financial assets amortized cost
Loans and credit card operations	231,590	(80,172)	(253)	(810)	309,713	125,492	(184,349)	401,211
Total on-balance exposures	231,590	(80,172)	(253)	(810)	309,713	125,492	(184,349)	401,211
Off-balance exposures (credit card limits)	5,540	(312)	(1)	(5)	206	130	—	5,558
Total exposures	237,130	(80,484)	(254)	(815)	309,919	125,622	(184,349)	406,769

Consolidated Stages	Balance at December 31, 2023	Purchases / (Settlements)	Write-Off	Closing balance December 31, 2024

Financial assets at fair value through other comprehensive income
Securities	43,693,837	9,557,073	—	53,250,910
Financial assets amortized cost
Securities	6,861,493	(4,011,385)	—	2,850,108
Securities purchased under resale agreements	14,891,781	7,167,720	—	22,059,501
Loans and credit card operations	28,881,889	951,004	(184,349)	29,648,544
Total on-balance exposures	94,329,000	13,664,412	(184,349)	107,809,063
Off-balance exposures (credit card limits)	8,912,707	(1,039,156)	—	7,873,551
Total exposures	103,241,707	12,625,256	(184,349)	115,682,614

Stage 1	Balance at December 31, 2022	Acquisition / (Settlements)	Business Combination	Transfer to stage 2	Transfer to stage 3	Transfer from stage 2	Transfer from stage 3	Write-Off	Closing balance December 31, 2023

Financial assets at fair value through other comprehensive income
Securities	35,150,599	8,543,238		—	—	—	—		43,693,837
Financial assets amortized cost
Securities	9,275,027	(2,413,534)		—	—	—	—		6,861,493
Securities purchased under resale agreements	7,606,501	7,285,280		—	—	—	—		14,891,781
Loans and credit card operations	21,168,048	5,678,561	1,082,998	(1,800,466)	(193,066)	518,241	27	(6,975)	26,447,368
Total on-balance exposures	73,200,175	19,093,545	1,082,998	(1,800,466)	(193,066)	518,241	27	(6,975)	91,894,479
Off-balance exposures (credit card limits)	4,759,298	3,670,075	201,949	(495,087)	(5,526)	193,171	17	—	8,323,897
Total exposures	77,959,473	22,763,620	1,284,947	(2,295,553)	(198,592)	711,412	44	(6,975)	100,218,376

Stage 2	Balance at December 31, 2022	Acquisition / (Settlements)	Business Combination	Transfer to stage 1	Transfer to stage 3	Transfer from stage 1	Transfer from stage 3	Write-Off	Closing balance December 31, 2023

Financial assets amortized cost
Loans and credit card operations	1,073,170	(111,875)	2,734	(518,241)	(33,238)	1,800,466	117	(10,202)	2,202,931
Total on-balance exposures	1,073,170	(111,875)	2,734	(518,241)	(33,238)	1,800,466	117	(10,202)	2,202,931
Off-balance exposures (credit card limits)	255,539	25,490	308	(193,171)	(8)	495,087	25	—	583,270
Total exposures	1,328,709	(86,385)	3,042	(711,412)	(33,246)	2,295,553	142	(10,202)	2,786,201

Notes to Consolidated Financial Statements	F-48	FORM 20-F

«Table of Contents | « Index to Financial Statements

XP Inc. and its subsidiaries Notes to consolidated financial statements December 31, 2024, 2023 and 2022 (In thousands of Brazilian Reais, unless otherwise stated)

Stage 3	Balance at December 31, 2022	Acquisition / (Settlements)	Business Combination	Transfer to stage 1	Transfer to stage 2	Transfer from stage 1	Transfer from stage 2	Write-Off	Closing balance December 31, 2023

Financial assets amortized cost
Loans and credit card operations	19,319	(11,003)	18,004	(27)	(117)	193,066	33,238	(20,890)	231,590
Total on-balance exposures	19,319	(11,003)	18,004	(27)	(117)	193,066	33,238	(20,890)	231,590
Off-balance exposures (credit card limits)	—	(31)	79	(17)	(25)	5,526	8	—	5,540
Total exposures	19,319	(11,034)	18,083	(44)	(142)	198,592	33,246	(20,890)	237,130

Consolidated Stages	Balance at December 31, 2022	Purchases / (Settlements)	Business Combination	Write-Off	Closing balance December 31, 2023

Financial assets at fair value through other comprehensive income
Securities	35,150,599	8,543,238	—	—	43,693,837
Financial assets amortized cost
Securities	9,275,027	(2,413,534)	—	—	6,861,493
Securities purchased under resale agreements	7,606,501	7,285,280	—	—	14,891,781
Loans and credit card operations	22,260,537	5,555,684	1,103,736	(38,068)	28,881,889
Total on-balance exposures	74,292,664	18,970,668	1,103,736	(38,068)	94,329,000
Off-balance exposures (credit card limits)	5,014,837	3,695,534	202,336	—	8,912,707
Total exposures	79,307,501	22,666,202	1,306,072	(38,068)	103,241,707
The following table presents the gross carrying amount of financial assets measured at amortized cost, which have their ECLs measured using the simplified approach:

Operations	2024	2023

Financial assets amortized cost
Securities trading and intermediation	6,635,969	3,047,011
Accounts Receivable	854,828	745,097
Other financial assets	13,257,189	4,263,947
Total	20,747,986	8,056,055

Notes to Consolidated Financial Statements	F-49	FORM 20-F

«Table of Contents | « Index to Financial Statements

XP Inc. and its subsidiaries Notes to consolidated financial statements December 31, 2024, 2023 and 2022 (In thousands of Brazilian Reais, unless otherwise stated)
b)    Expected credit loss
The table below presents the changes in ECLs, measured according to the three-stage model, for assets classified as financial assets through other comprehensive income and financial assets measured at amortized cost in the period ended December 31, 2024 and December 31, 2023, segregated by stages:

Stage 1	Balance at December 31, 2023	Acquisition / (Settlements)	Transfer to stage 2	Transfer to stage 3	Transfer from stage 2	Transfer from stage 3	Write-Off	Closing balance December 31, 2024

Financial assets at fair value through other comprehensive income
Securities	12,199	3,423	—	—	—	—	—	15,622
Financial assets amortized cost
Securities	6,072	7,890	—	—	—	—	—	13,962
Securities purchased under resale agreements	2,803	(439)	—	—	—	—	—	2,364
Loans and credit card operations	54,845	227,395	(57,266)	(148,947)	2,872	130	—	79,029
Total on-balance exposures	75,919	238,269	(57,266)	(148,947)	2,872	130	—	110,977
Off-balance exposures (credit card limits)	8,162	8,349	(5,770)	(32)	555	—	—	11,264
Total exposures	84,081	246,618	(63,036)	(148,979)	3,427	130	—	122,241

Stage 2	Balance at December 31, 2023	Acquisition / (Settlements)	Transfer to stage 1	Transfer to stage 3	Transfer from stage 1	Transfer from stage 3	Write-Off	Closing balance December 31, 2024

Financial assets amortized cost
Loans and credit card operations	74,696	76,541	(2,872)	(117,930)	57,266	184	—	87,885
Total on-balance exposures	74,696	76,541	(2,872)	(117,930)	57,266	184	—	87,885
Off-balance exposures (credit card limits)	6,203	(3,608)	(555)	(6)	5,770	—	—	7,804
Total exposures	80,899	72,933	(3,427)	(117,936)	63,036	184	—	95,689

Stage 3	Balance at December 31, 2023	Acquisition / (Settlements)	Transfer to stage 1	Transfer to stage 2	Transfer from stage 1	Transfer from stage 2	Write-Off	Closing balance December 31, 2024

Financial assets amortized cost
Loans and credit card operations	182,281	(34,416)	(130)	(184)	148,947	117,930	(184,349)	230,079
Total on-balance exposures	182,281	(34,416)	(130)	(184)	148,947	117,930	(184,349)	230,079
Off-balance exposures (credit card limits)	3,767	215	—	—	32	6	—	4,020
Total exposures	186,048	(34,201)	(130)	(184)	148,979	117,936	(184,349)	234,099

Consolidated Stages	Balance at December 31, 2023	Increase / (Reversal)	Write-Off	Closing balance December 31, 2024

Financial assets at fair value through other comprehensive income
Securities	12,199	3,423	—	15,622
Financial assets amortized cost
Securities	6,072	7,890	—	13,962
Securities purchased under resale agreements	2,803	(439)	—	2,364
Loans and credit card operations	311,822	269,520	(184,349)	396,993
Total on-balance exposures	332,896	280,394	(184,349)	428,941
Off-balance exposures (credit card limits)	18,132	4,956	—	23,088
Total exposures	351,028	285,350	(184,349)	452,029

Notes to Consolidated Financial Statements	F-50	FORM 20-F

«Table of Contents | « Index to Financial Statements

XP Inc. and its subsidiaries Notes to consolidated financial statements December 31, 2024, 2023 and 2022 (In thousands of Brazilian Reais, unless otherwise stated)

Stage 1	Balance at December 31, 2022	Acquisition / (Settlements)	Business Combination	Transfer to stage 2	Transfer to stage 3	Transfer from stage 2	Transfer from stage 3	Write-Off	Closing balance at December 31, 2023

Financial assets at fair value through other comprehensive income
Securities	8,077	4,122		—	—	—	—		12,199
Financial assets amortized cost
Securities	2,924	3,148	—	—	—	—	—		6,072
Securities purchased under resale agreements	2,681	122		—	—	—	—		2,803
Loans and credit card operations	21,313	223,234	27,499	(63,095)	(148,305)	1,173	1	(6,975)	54,845
Total on-balance exposures	34,995	230,626	27,499	(63,095)	(148,305)	1,173	1	(6,975)	75,919
Off-balance exposures (credit card limits)	4,800	8,064	4,303	(5,427)	(3,765)	187	—	—	8,162
Total exposures	39,795	238,690	31,802	(68,522)	(152,070)	1,360	1	(6,975)	84,081

Stage 2	Balance at December 31, 2022	Acquisition / (Settlements)	Business Combination	Transfer to stage 1	Transfer to stage 3	Transfer from stage 1	Transfer from stage 3	Write-Off	Closing balance at December 31, 2023

Financial assets amortized cost
Loans and credit card operations	7,656	43,159	807	(1,173)	(28,663)	63,095	17	(10,202)	74,696
Total on-balance exposures	7,656	43,159	807	(1,173)	(28,663)	63,095	17	(10,202)	74,696
Off-balance exposures (credit card limits)	1,428	(467)	3	(187)	(1)	5,427	—	—	6,203
Total exposures	9,084	42,692	810	(1,360)	(28,664)	68,522	17	(10,202)	80,899

Stage 3	Balance at December 31, 2022	Acquisition / (Settlements)	Business Combination	Transfer to stage 1	Transfer to stage 2	Transfer from stage 1	Transfer from stage 2	Write-Off	Closing balance at December 31, 2023

Financial assets amortized cost
Loans and credit card operations	14,181	(3,226)	15,268	(1)	(17)	148,304	28,663	(20,891)	182,281
Total on-balance exposures	14,181	(3,226)	15,268	(1)	(17)	148,304	28,663	(20,891)	182,281
Off-balance exposures (credit card limits)	—	(18)	18	—	—	3,766	1	—	3,767
Other off-balance exposures	15,214	38,891	—	—	—	—	—	(54,105)	—
Total exposures	29,395	35,647	15,286	(1)	(17)	152,070	28,664	(74,996)	186,048

Notes to Consolidated Financial Statements	F-51	FORM 20-F

«Table of Contents | « Index to Financial Statements

XP Inc. and its subsidiaries Notes to consolidated financial statements December 31, 2024, 2023 and 2022 (In thousands of Brazilian Reais, unless otherwise stated)

Consolidated Stages	Balance at December 31, 2022	Increase / (Reversal)	Business Combination	Write-Off	Closing balance at December 31, 2023

Financial assets at fair value through other comprehensive income
Securities	8,077	4,122	—	—	12,199
Financial assets amortized cost
Securities	2,924	3,148	—	—	6,072
Securities purchased under resale agreements	2,681	122	—	—	2,803
Loans and credit card operations	43,149	263,168	43,573	(38,068)	311,822
Total on-balance exposures	56,831	270,560	43,573	(38,068)	332,896
Off-balance exposures (credit card limits)	6,228	7,579	4,325	—	18,132
Other off-balance exposures	15,214	38,890	—	(54,104)	—
Total exposures	78,273	317,029	47,898	(92,172)	351,028
The table below presents the ECLs for the financial assets measured according to simplified approach in the period ended December 31, 2024 and December 31, 2023:

Expected Credit Losses	2024	2023

Financial assets amortized cost
Securities trading and intermediation	136,872	114,692
Accounts Receivable	75,885	63,907
Other financial assets	24,192	55,204
Total	236,949	233,803
c)    Expected credit losses segregated by products
The table below presents the expected credit losses for 2024 and 2023, segregated by products:

Expected Credit Losses	2024	2023

Financial assets at fair value through other comprehensive income	15,622	12,199
Securities	15,622	12,199
Financial assets amortized cost	650,269	554,501
Securities	13,962	6,072
Securities purchased under resale agreements	2,364	2,803
Loans and credit card operations	396,994	311,823
Securities trading and intermediation	136,872	114,692
Accounts Receivable	75,885	63,907
Other financial assets	24,192	55,204
Total losses for exposures	665,891	566,700
Off-balance exposures (credit card limits)	23,087	18,131
Total exposures	688,978	584,831

Notes to Consolidated Financial Statements	F-52	FORM 20-F

«Table of Contents | « Index to Financial Statements

XP Inc. and its subsidiaries Notes to consolidated financial statements December 31, 2024, 2023 and 2022 (In thousands of Brazilian Reais, unless otherwise stated)
15.    Investments in associates and joint ventures

Set out below are the associates and joint ventures of the Group as of December 31, 2024 and 2023.

Entity	2023	Acquisitions (iv)	Disposals	Equity in earnings	Dividends received	Other changes in equity (v)	Goodwill (i) (vi)	2024

Equity-accounted method
Associates (ii.a)	1,657,956	86,482	—	47,286	(46,812)	(49,146)	276,735	1,972,501
Measured at fair value
Associates (iii)	1,450,704	—	(33,126)	(91,212)	—	219,912	—	1,546,278
Total	3,108,660	86,482	(33,126)	(43,926)	(46,812)	170,766	276,735	3,518,779

Entity	2022	Acquisitions (iv)	Disposals	Equity in earnings	Dividends received	Other changes in equity (v)	Goodwill (i) (vi)	2023

Equity-accounted method
Associates (ii.a)	748,306	297,072	(11,034)	73,507	—	12,434	537,671	1,657,956
Measured at fair value
Associates (iii)	1,523,425	20,444	(44,923)	(52,403)	—	4,161	—	1,450,704
Total	2,271,731	317,516	(55,957)	21,104	—	16,595	537,671	3,108,660

(i)Refers to acquisitions of associates and joint ventures. The goodwill recognized includes the amount of expected synergies arising from the investments and includes an element of contingent consideration. (Note 5(ii)(b)(ii)).
(ii)As of December 31, 2024 and December 31, 2023, includes the interests in the total and voting capital of the following companies: (a) Associates Wealth High Governance Holding de Participações S.A. (49.9% of the total and voting capital on December 31 2024, and 2023); Primo Rico Mídia, Educacional e Participações Ltda. (21.83% of the total and voting capital on December 31, 2023); NK112 Empreendimentos e Participações S.A. (49.9% of the total and voting capital on December 31, 2024 and 2023); Ável Participações Ltda. (35% of the total and voting capital on December 31, 2024 and December 31, 2023); Monte Bravo Holding JV S.A. (45% of the total and voting capital on December 31, 2024 and December 31, 2023); and Blue3 S.A. (42% of the total and voting capital on December 31, 2024 and December 31, 2023); FMX Capital S.A. (36.01% of the total and voting capital on December 31, 2024); SVN S.A (22% of the total and voting capital on December 31, 2024) and Manchester Financial Group Participações S.A. (16% of the total and voting capital on December 31, 2024).
(iii)As mentioned in Note 2 (c)(iii), the Group values the investments held through some proprietary investment funds at fair value. The fair value of investments is presented in the statement of income as ‘Net income/(loss) from financial instruments at fair value through profit or loss’. Contingent consideration amounts related to the investments at fair value held through proprietary investment funds are presented in Note 20.
(iv)Includes the minority stake acquisitions disclosed in the Note 5(ii)(b)(ii).
(v)Includes loss or acquisition of significant influence in associates (non-cash transaction), reclassified from investments in associates and joint ventures to financial assets at fair value through profit or loss (or vice versa) and other comprehensive income balances.
(vi)During the year ended December 31, 2024, includes the remeasurement of a contingent consideration element, in the total amount of R$50,000, against ‘other financial liabilities’, related to minority stake acquisitions occurred in 2023 (Note 5(ii)(b)(ii)).

Notes to Consolidated Financial Statements	F-53	FORM 20-F

«Table of Contents | « Index to Financial Statements

XP Inc. and its subsidiaries Notes to consolidated financial statements December 31, 2024, 2023 and 2022 (In thousands of Brazilian Reais, unless otherwise stated)
16.    Property, equipment, intangible assets and leases

(a)    Property and equipment

	Data processing system	Furniture and equipment	Security systems	Facilities	Fixed assets in progress	Other	Total

Balance as of January 1, 2022	57,931	18,221	690	39,200	164,096	33,826	313,964
Additions	10,775	152	1,542	245	31,849	—	44,563
Write-offs	—	—	—	—	(1,179)	—	(1,179)
Transfers	101	41	—	104	(15,264)	—	(15,018)
Foreign exchange	21	(58)	—	(407)	—	—	(444)
Depreciation in the year	(18,774)	(3,649)	(93)	(5,019)	(17)	(3,440)	(30,992)
Balance as of December 31, 2022	50,054	14,707	2,139	34,123	179,485	30,386	310,894
Cost	101,101	31,291	2,557	54,553	179,485	34,399	403,386
Accumulated depreciation	(51,047)	(16,584)	(418)	(20,430)	—	(4,013)	(92,492)

Balance as of January 1, 2023	50,054	14,707	2,139	34,123	179,485	30,386	310,894
Additions	9,124	11,328	728	338	44,486	—	66,004
Business combination (Note 5(ii))	35,945	1,881	94	797	816	—	39,533
Write-offs	(1,059)	(158)	(8)	(52)	—	—	(1,277)
Transfers	—	1,501	624	18,041	(20,166)	—	—
Foreign exchange	779	16	1	60	—	—	856
Depreciation in the year	(26,923)	(4,740)	(260)	(7,285)	—	(3,440)	(42,648)
Balance as of December 31, 2023	67,920	24,535	3,318	46,022	204,621	26,946	373,362
Cost	178,361	46,815	4,490	90,191	204,621	34,399	558,877
Accumulated depreciation	(110,441)	(22,280)	(1,172)	(44,169)	—	(7,453)	(185,515)

Balance as of January 1, 2024	67,920	24,535	3,318	46,022	204,621	26,946	373,362
Additions	5,311	5,186	524	455	133,332	—	144,808
Write-offs	(67)	(30)	(20)	—	(14,208)	—	(14,325)
Transfers	(8,069)	7,088	19,034	105,807	(123,860)	—	—
Foreign exchange	82	(101)	—	(136)	120	—	(35)
Disposal	—	—	—	—	(10,000)	—	(10,000)
Depreciation in the year	(19,897)	(4,644)	(3,790)	(11,991)	(92)	(3,440)	(43,854)
Balance as of December 31, 2024	45,280	32,034	19,066	140,157	189,913	23,506	449,956
Cost	133,339	54,916	29,752	183,728	192,965	34,399	629,099
Accumulated depreciation	(88,059)	(22,882)	(10,686)	(43,571)	(3,052)	(10,893)	(179,143)

Notes to Consolidated Financial Statements	F-54	FORM 20-F

«Table of Contents | « Index to Financial Statements

XP Inc. and its subsidiaries Notes to consolidated financial statements December 31, 2024, 2023 and 2022 (In thousands of Brazilian Reais, unless otherwise stated)
(b)    Goodwill and Intangible assets

	Software	Goodwill	Customer list	Trademarks	Other intangible assets	Total

Balance as of January 1, 2022	152,332	542,745	92,489	2,567	30,842	820,975
Additions	13,655	—	13,000	—	55,757	82,412
Business combination (Note 5(ii))	—	60,037	—	—	—	60,037
Write-offs	(7,337)	(156)	(12,133)	—	—	(19,626)
Transfers	10,125	(7,404)	(21,189)	18,468	—	—
Foreign exchange	(3,986)	—	—	—	(1)	(3,987)
Amortization in the year	(76,450)	—	(10,663)	(8,495)	(21)	(95,629)
Balance as of December 31, 2022	88,339	595,222	61,504	12,540	86,577	844,182
Cost	276,195	595,222	141,252	25,000	86,674	1,124,343
Accumulated amortization	(187,856)	—	(79,748)	(12,460)	(97)	(280,161)

Balance as of January 1, 2023	88,339	595,222	61,504	12,540	86,577	844,182
Additions	22,387	—	58,692	—	49,140	130,219
Business combination (Note 5(ii))	46,916	1,257,605	355,730	29,909	—	1,690,160
Write-offs	(4,945)	(19,420)	—	(3,113)	(2,722)	(30,200)
Transfers	77,964	—	(7,876)	7,090	(77,178)	—
Foreign exchange	—	—	—	—	1,494	1,494
Amortization in the year	(71,680)	—	(35,076)	(11,468)	(15,586)	(133,810)
Balance as of December 31, 2023	158,981	1,833,407	432,974	34,958	41,725	2,502,045
Cost	302,560	1,833,407	555,674	51,110	41,725	2,784,476
Accumulated amortization	(143,579)	—	(122,700)	(16,152)	—	(282,431)

Balance as of January 1, 2024	158,981	1,833,407	432,974	34,958	41,725	2,502,045
Additions	5,042	4,620	—	—	175,742	185,404
Business combination (Note 5(ii))	—	103,544	(1,633)	(39)	—	101,872
Write-offs	(15,127)	—	—	—	—	(15,127)
Transfers	(28,677)	(20,222)	(9,911)	18,245	40,565	—
Foreign exchange	164	—	—	—	223	387
Amortization in the year	(50,770)	—	(62,449)	(14,254)	(12,659)	(140,132)
Balance as of December 31, 2024	69,613	1,921,349	358,981	38,910	245,596	2,634,449
Cost	197,295	1,921,349	492,886	122,797	266,466	3,000,793
Accumulated amortization	(127,682)	—	(133,905)	(83,887)	(20,870)	(366,344)
(c)    Impairment test for goodwill
Given the interdependency of cash flows and the merger of business practices, all Group’s entities are considered a single cash generating unit (“CGU”) and, therefore, a goodwill impairment test is performed at the single operating level. Therefore, the carrying amount considered for the impairment test represents the Company’s equity.
The Group tests whether goodwill has suffered any impairment on an annual basis or more frequently if there is an impairment indicator. For the years ended December 31, 2024 and 2023, the recoverable amount of the single CGU was determined based on value-in-use calculations which require the use of assumptions. The calculations use cash flow projections based on financial budgets approved by management covering a four-year period.
Cash flows beyond the four-year period are extrapolated using the estimated growth rates, which are consistent with forecasts included in industry reports specific to the industry in which the Group operates.
The Group performed its annual impairment test as of December 31, 2024 and 2023 which did not result in the need to recognize impairment losses on the carrying value of goodwill.

Notes to Consolidated Financial Statements	F-55	FORM 20-F

«Table of Contents | « Index to Financial Statements

XP Inc. and its subsidiaries Notes to consolidated financial statements December 31, 2024, 2023 and 2022 (In thousands of Brazilian Reais, unless otherwise stated)
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
The long-term growth rate utilized in the impairment test of goodwill is 3.60%.
Discount rates represent the current market assessment of the risks specific to the Group, taking into consideration the time value of the money and risks of the underlying assets that have not been incorporated in the cash flow estimates. The discount rate calculation is based on the specific circumstances of the Group and is derived from its weighted average cost of capital (WACC). The WACC take into account both debt and equity. The cost of equity is derived from the expected return on investment by the Group’s investors. The cost of debt is based on the interest-bearing borrowings the Group has. Adjustments to the discount rate are made to factor in the specific amount and timing of the future tax flows in order to reflect a pre-tax discount rate. The average pre-tax discount rate applied to cash flow projections is 14.50% (December 31, 2023 – 13.85%).

Notes to Consolidated Financial Statements	F-56	FORM 20-F

«Table of Contents | « Index to Financial Statements

XP Inc. and its subsidiaries Notes to consolidated financial statements December 31, 2024, 2023 and 2022 (In thousands of Brazilian Reais, unless otherwise stated)
d)    Leases
Set out below are the carrying amounts of the Group’s right-of-use assets and lease liabilities and the movements during the period:

	Right-of-use assets	Lease liabilities

As of January 1, 2023	258,491	285,638
Additions (i)	90,851	116,774
Business combination (Note 5(ii))	17,493	19,802
Depreciation expense	(75,955)	—
Write-offs	(114)	(675)
Interest expense	(3,864)	22,927
Revaluation	1,187	—
Effects of exchange rate	(6,285)	(6,967)
Payment of lease liabilities	—	(132,737)
As of December 31, 2023	281,804	304,762

Current	—	123,978
Non-current	281,804	180,784

As of January 1, 2024	281,804	304,762
Additions (i)	160,257	157,750
Depreciation expense	(81,339)	—
Write-offs	—	—
Interest expense	—	19,135
Revaluation	1,304	—
Cancellation/expiration	(65,050)	(65,050)
Effects of exchange rate	16,165	20,716
Payment of lease liabilities	—	(125,966)
As of December 31, 2024	313,141	311,347

Current	—	40,756
Non-current	313,141	270,591

(i)Additions to right-of-use assets in the period include prepayments to lessors and accrued liabilities.
The Group did not recognize rent expense from short-term leases and low-value assets on December 31, 2024 and 2023. The total rent expense of R$38,503 (R$23,656 – December 31, 2023), includes other expenses related to leased offices such as condominiums.

Notes to Consolidated Financial Statements	F-57	FORM 20-F

«Table of Contents | « Index to Financial Statements

XP Inc. and its subsidiaries Notes to consolidated financial statements December 31, 2024, 2023 and 2022 (In thousands of Brazilian Reais, unless otherwise stated)
17.    Financing instruments payable

	2024	2023

Market funding operations (a)	88,483,485	54,831,509
Deposits	53,506,617	27,493,655
Demand deposits	1,243,221	1,812,469
Time deposits	51,638,802	25,230,996
Interbank deposits	624,594	450,190
Financial bills	14,193,253	9,019,789
Structured notes	20,104,840	18,015,165
Others	678,775	302,900
Debt securities (b)	6,764,997	5,534,081
Debentures	1,251,256	2,212,441
Bond	5,513,741	3,321,640
Total	95,248,482	60,365,590

Current	52,036,137	22,946,160
Non-Current	43,212,345	37,419,430
(a)    Market funding operations maturity

Maturity - 2024
Class	Within 30 days	From 31 to 60 days	From 61 to 90 days	From 91 to 180 days	From 181 to 360 days	After 360 days	Total

Demand deposits	1,243,221	—	—	—	—	—	1,243,221
Time deposits	4,337,012	6,202,542	10,256,783	14,656,194	6,371,748	9,814,523	51,638,802
Interbank deposits	—	—	—	—	370,106	254,488	624,594
Financial bills	385,960	45,916	108,266	432,934	3,779,877	9,440,300	14,193,253
Structured notes	69,880	82,304	90,546	536,373	881,785	18,443,952	20,104,840
Others	—	—	—	4	573,886	104,885	678,775
Total	6,036,073	6,330,762	10,455,595	15,625,505	11,977,402	38,058,148	88,483,485

Maturity - 2023
Class	Within 30 days	From 31 to 60 days	From 61 to 90 days	From 91 to 180 days	From 181 to 360 days	After 360 days	Total

Demand deposits	1,812,469	—	—	—	—	—	1,812,469
Time deposits	1,944,623	2,823,731	5,370,064	2,522,206	2,878,827	9,691,545	25,230,996
Interbank deposits	—	—	—	1,006	276,113	173,071	450,190
Financial bills	30,954	43,635	94,499	680,490	2,103,902	6,066,309	9,019,789
Structured notes	23,345	32,730	1,756	69,879	712,046	17,175,409	18,015,165
Others	1,119	17,116	—	46,688	235,513	2,464	302,900
Total	3,812,510	2,917,212	5,466,319	3,320,269	6,206,401	33,108,798	54,831,509

Notes to Consolidated Financial Statements	F-58	FORM 20-F

«Table of Contents | « Index to Financial Statements

XP Inc. and its subsidiaries Notes to consolidated financial statements December 31, 2024, 2023 and 2022 (In thousands of Brazilian Reais, unless otherwise stated)
(b)    Debt securities maturity
The total balance is comprised of the following issuances:

		2024			2023
		Up to 1 year	1-5 years	Total	Up to 1 year	1-5 years	Total

Bonds (i)	Fixed rate	359,544	5,154,197	5,513,741	118,402	3,203,238	3,321,640
Debentures (ii)	Floating rate	1,251,256	—	1,251,256	1,105,047	1,107,394	2,212,441
Total		1,610,800	5,154,197	6,764,997	1,223,449	4,310,632	5,534,081
Current				1,610,800			1,223,449
Non- Current				5,154,197			4,310,632
(i)    XP Inc Bonds
On July 1, 2021, XP Inc. concluded the issuance of a gross of US$750 million senior unsecured notes with net proceeds of US$739 million (R$3,697 million) with maturity on July 1, 2026 and bear interest at the rate of 3.250% per year, guaranteed by XP Investimentos S.A. The principal amount will be paid on the maturity date and the interest is amortized every six months.
On July 2, 2024, XP Inc concluded an issuance of senior unsecured notes in an aggregate principal amount of US$500 million, with an interest rate of 6.75% and maturity date on July 2, 2029. The notes will be guaranteed by XP Investimentos S.A. The Company used the net proceeds from the offering of the notes to partially repurchase an amount equal to US$287 million of the 3.25% outstanding senior unsecured notes mentioned above.
(ii)    XP Investimentos debentures
On July 19, 2022, XP Investimentos issued non-convertible debentures in the amount of R$1,800,000 (R$900,000 of series 1 and R$900,000 of series 2). The debentures series, added together, has a maximum authorized issuance up to R$1,800,000. The principal amount, including the interest, will be paid on the maturity date as follow: (i) June 23, 2024 (series 1) and (ii) June 23, 2025 (series 2). The interest rates for series 1 and series 2 debentures are CDI+1.75% and CDI+1.90%, respectively. According to the maturity date of the Series 1 debentures, the principal amount was paid on June 23, 2024.
18.    Securities trading and intermediation

Represented by operations at B3 on behalf of and on account of third parties, with liquidation operating cycle between D+1 and D+3.

	2024	2023

Cash and settlement records	1,521,064	1,277,579
Debtors pending settlement	4,985,532	1,768,735
Other	129,373	697
(-) Expected losses on Securities trading and intermediation (i)	(136,872)	(114,692)
Total Assets	6,499,097	2,932,319

Cash and settlement records	1,499,960	166,625
Creditors pending settlement	3,222,114	1,957,045
Customer's cash on investment account	13,752,904	14,819,869
Total Liabilities	18,474,978	16,943,539

(i)The reconciliation of gross carrying amount and the expected loss, segregated by stage, according to IFRS 9 are included in Note 14.

Notes to Consolidated Financial Statements	F-59	FORM 20-F

«Table of Contents | « Index to Financial Statements

XP Inc. and its subsidiaries Notes to consolidated financial statements December 31, 2024, 2023 and 2022 (In thousands of Brazilian Reais, unless otherwise stated)
19.    Borrowings

	Annual Interest rate %	Maturity	December 31, 2024	December 31, 2023

Banco Citi México	Term SOFR(*)+0.60%	June 2025	1,666,432	—
Banco Nacional de México (i)	Term SOFR(*)+0.40%	August 2024	—	2,198,619
Banco Daycoval (ii)	15.66%	September 2024	—	803
Total borrowings			1,666,432	2,199,422
Current			1,666,432	2,199,422
Non-current			—	—

(*) Security Overnight Financing Rate (SOFR).
(i)In August 2024, according to the maturity date, the loan agreement was fully settled.
(ii)In September 2024, according to the maturity date, the loan agreement was fully settled.
Some of the obligations above contain financial covenants, which have certain performance conditions. The Group has complied with these covenants throughout the reporting period (Note 37 (ii)).
20.    Other financial assets and financial liabilities

(a)    Other financial assets

	2024	2023

Foreign exchange portfolio	2,231,898	1,022,083
Receivables from IFAs	17,818	165,640
Compulsory and other deposits at Brazilian Central Bank (i)	10,940,466	2,956,896
Other financial assets	67,007	119,328
(-) Expected losses on other financial assets (ii)	(24,192)	(55,204)
Total	13,232,997	4,208,743

Current	11,919,324	3,471,827
Non-current	1,313,673	736,916

(i)As of December 31, 2024, the amount of R$4,343,999 (December 31, 2023 - R$2,438,896) is being presented as cash equivalents in the statements of cash flows.
(ii)The reconciliation of gross carrying amount and the expected loss, according to IFRS 9, are presented in Note 14.
(b)    Other financial liabilities

	2024	2023

Foreign exchange portfolio	2,476,659	1,361,882
Structured financing (i)	3,282,750	1,841,790
Credit cards operations	8,138,657	7,234,116
Contingent consideration (ii)	116,777	571,723
Lease liabilities	311,347	304,762
Others	404,673	917,103
Total	14,730,863	12,231,376

Current	14,343,495	11,974,989
Non-current	387,368	256,387

(i)Financing with prime brokers through the Group's proprietary fund Multistrategy using some of its own financial assets as collateral.
(ii)Contractual contingent considerations associated with investment acquisitions. The maturity of the total contingent consideration payment is up to 4 years and the contractual maximum amount payable is R$289,600 (the minimum amount is zero).

Notes to Consolidated Financial Statements	F-60	FORM 20-F

«Table of Contents | « Index to Financial Statements

XP Inc. and its subsidiaries Notes to consolidated financial statements December 31, 2024, 2023 and 2022 (In thousands of Brazilian Reais, unless otherwise stated)
21.    Social and statutory obligations

	2024	2023

Obligations to non-controlling interest	177,961	75,196
Employee profit-sharing (i)	965,159	910,739
Salaries and other benefits payable	167,791	160,192
Total	1,310,911	1,146,127

(i)The Group has a bonus scheme for its employees based on a profit-sharing program as agreed under collective bargaining with the syndicate, which does not extend to the Board of Directors. The bonus is calculated at each half of the year and payments are made in February and August.
22.    Taxes and social security obligations

	2024	2023

Income Tax (IRPJ and CSLL) (i)	171,450	225,677
Taxes on long term incentive plan (ii)	105,446	192,776
Contributions over revenue (PIS and COFINS)	57,136	63,819
Taxes on services (ISS)	27,040	23,096
Contributions for Social Security (INSS)	33,813	27,529
Others	22,783	26,750
Total	417,668	559,647
Current	417,668	559,647
Non-current	-	—

(i)The Group income tax liability is presented net of tax assets which the entities are allowed to offset during the current year. The line includes current Corporate Income Tax (CIT) liability of R$215,278 (R$313,167 - 2023), taxes that XP is responsible to pay on behalf of its clients (i.e., withholding taxes over client’s investments) in the amount of R$171,450 (R$166,755 - 2023) and taxes assets of R$240,017 (R$116,591 - 2023). Excess values of the asset and its impact on net positions (R$24,738) are presented in Note 12.
(ii)The amount classified as “Taxes on long term incentive plan” includes mostly contributions to Brazilian Social Security Programs “FGTS” and “INSS”.
23.    Retirement plans and insurance liabilities

As of December 31, 2024, active plans are principally accumulation of financial resources through products PGBL and VGBL structured in the form of variable contribution, for the purpose of granting participants with returns based on the accumulated capital in the form of monthly withdraws for a certain term or temporary monthly withdraws.
In this respect, such financial products represent investment contracts that have the legal form of private pension plans, but which do not transfer insurance risk to the Group. Therefore, contributions received from participants are accounted for as liabilities and the balance consists of the participant’s balance in the linked Specially Constituted Investment Fund (“FIE”) on the reporting date (Note 7(a) (i)).
Changes in the period

	2024	2023

As of January, 1	56,409,075	45,733,815
Contributions received	4,998,049	3,333,361
Transfer with third party plans	3,830,602	5,562,491
Withdraws	(3,964,150)	(3,847,214)
Claims paid	—	(210)
Other provisions (Constitution/Reversion)	151,140	9,185
Monetary correction and interest income	4,799,671	5,617,647
As of December, 31	66,224,387	56,409,075

Notes to Consolidated Financial Statements	F-61	FORM 20-F

«Table of Contents | « Index to Financial Statements

XP Inc. and its subsidiaries Notes to consolidated financial statements December 31, 2024, 2023 and 2022 (In thousands of Brazilian Reais, unless otherwise stated)
24.    Income tax

(a)    Deferred income tax
Deferred tax assets (DTA) and deferred tax liabilities (DTL) are comprised of the main following components:

	Balance Sheet		Net change in the year
	2024	2023	2024	2023	2022

Tax losses carryforwards	1,051,966	742,245	309,721	167,125	466,982
Goodwill on business combinations (i)	51,319	35,823	15,496	29,447	(6,053)
Provisions for IFAs’ commissions	84,756	90,075	(5,319)	18,089	(4,988)
Revaluations of financial assets at fair value	294,986	(166,281)	461,267	48,175	(388,197)
Expected credit losses (ii)	334,006	335,711	(1,705)	277,503	14,277
Profit sharing plan	298,539	278,983	19,556	9,034	9,084
Net gain/(loss) on hedge instruments	(31,854)	(22,704)	(9,150)	(11,535)	(39,292)
Share-based compensation	558,744	627,730	(68,986)	61,009	181,127
Other provisions	(19,817)	96,189	(116,006)	(81,915)	23,764
Total	2,622,645	2,017,771	604,874	516,932	256,704
Deferred tax assets	2,887,935	2,104,128
Deferred tax liabilities	(265,290)	(86,357)

(i)For Brazilian tax purposes, goodwill is amortized at least in 5 years on a straight-line basis when the entity acquired is sold or merged into the acquirer company.
(ii)Include expected credit loss on accounts receivable, loan operations and other financial assets.
The changes in the net deferred tax were recognized as follows:

	2024	2023	2022

As of January, 1	2,017,771	1,500,839	1,244,135
Foreign exchange variations	(84,049)	(78,128)	5,786
Business combination (Note 5(ii))	—	401,521	—
Charges to statement of income	(39,084)	549,702	397,792
Tax relating to components of other comprehensive income	728,007	(356,163)	(146,874)
As of December, 31	2,622,645	2,017,771	1,500,839
Unrecognized deferred taxes
Deferred tax assets are recognized for tax losses to the extent that the realization of the related tax benefit against future taxable profits is probable. The Group did not recognize deferred tax assets of R$50,661 (December 31, 2023 - R$55,410) mainly in respect of losses from subsidiaries overseas and that can be carried forward and used against future taxable income.

Notes to Consolidated Financial Statements	F-62	FORM 20-F

«Table of Contents | « Index to Financial Statements

XP Inc. and its subsidiaries Notes to consolidated financial statements December 31, 2024, 2023 and 2022 (In thousands of Brazilian Reais, unless otherwise stated)
(b)    Income tax expense reconciliation
The tax on the Group's pre-tax profit differs from the theoretical amount that would arise using the weighted average tax rate applicable to profits of the consolidated entities. The following is a reconciliation of income tax expense to profit (loss) for the year, calculated by applying the combined Brazilian statutory rates of 34% for the year ended December 31:

	2024	2023	2022

Income before taxes	4,985,967	3,936,348	3,444,656
Combined tax rate in Brazil (i)	34.00%	34.00%	34.00%
Tax expense at the combined rate	1,695,229	1,338,359	1,171,183

Effects from entities taxed at different rates	175,868	(43,572)	62,596
Effects from entities taxed at different taxation regimes (ii)	(1,051,135)	(1,174,605)	(1,343,757)
Intercompany transactions with different taxation regimes	(301,833)	(68,673)	(46,674)
Tax incentives	(13,503)	(17,835)	(5,346)
Non-deductible expenses (non-taxable income)	(33,499)	(17,459)	3,758
Others	—	20,742	22,685
Total	471,127	36,957	(135,555)

Current	432,043	586,659	262,237
Deferred	39,084	(549,702)	(397,792)
Total expense / (credit)	471,127	36,957	(135,555)

(i)Considering that XP Inc. is domiciled in Cayman and there is no income tax in that jurisdiction, the combined tax rate of 34% demonstrated above is the current rate applied to XP Controle 3 Participações S.A. which is the holding company of all operating entities of XP Inc. in Brazil.
(ii)Certain eligible subsidiaries adopted the PPM tax regime and the effect of the presumed profit of subsidiaries represents the difference between the taxation based on this method and the amount that would be due based on the statutory rate applied to the taxable profit of the subsidiaries. Additionally, some entities and investment funds adopt different taxation regimes according to the applicable rules in their jurisdictions.
Other comprehensive income
The tax (charge)/credit relating to components of other comprehensive income is as follows:

	Before tax	(Charge) / Credit	After tax

Foreign exchange variation of investees located abroad	(19,645)	—	(19,645)
Gains (losses) on net investment hedge	26,154	(8,902)	17,252
Changes in the fair value of financial assets at fair value	356,078	(137,972)	218,106
As of December 31, 2022	362,587	(146,874)	215,713

Foreign exchange variation of investees located abroad	(41,160)	—	(41,160)
Gains (losses) on net investment hedge	41,477	(6,874)	34,603
Changes in the fair value of financial assets at fair value	905,670	(349,289)	556,381
As of December 31, 2023	905,987	(356,163)	549,824

Foreign exchange variation of investees located abroad	147,671	—	147,671
Gains (losses) on net investment hedge	(136,598)	—	(136,598)
Changes in the fair value of financial assets at fair value	(1,894,661)	728,007	(1,166,654)
As of December 31, 2024	(1,883,588)	728,007	(1,155,581)

Notes to Consolidated Financial Statements	F-63	FORM 20-F

«Table of Contents | « Index to Financial Statements

XP Inc. and its subsidiaries Notes to consolidated financial statements December 31, 2024, 2023 and 2022 (In thousands of Brazilian Reais, unless otherwise stated)
25.    Equity

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
On August 15, 2024, XP Inc issued 985,297 Class A common shares (R$106,412) to acquire 22% of SVN´s shares, in a non-cash equity exchange transaction.
As of December 31, 2024, the Company had R$26 of issued capital which were represented by 435,374,795 Class A common shares and 104,432,034 Class B common shares.
(b)    Additional paid-in capital and capital reserve
Class A and Class B common shares, have the following rights:
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

«Table of Contents | « Index to Financial Statements

XP Inc. and its subsidiaries Notes to consolidated financial statements December 31, 2024, 2023 and 2022 (In thousands of Brazilian Reais, unless otherwise stated)
Below is a summary of the issuances, cancellations and conversions of shares during 2024 and 2023:

	Class A (prior common shares)	Class B (prior preferred shares)	Total Shares

As of December 31, 2022	447,801,661	112,717,094	560,518,755
Canceled shares	(31,267,095)	—	(31,267,095)
Issued shares	20,241,514	—	20,241,514
As of December 31, 2023	436,776,080	112,717,094	549,493,174

Canceled shares	(12,650,574)	—	(12,650,574)
Converted shares	8,285,060	(8,285,060)	—
Issued shares	2,964,229	—	2,964,229
As of December 31, 2024	435,374,795	104,432,034	539,806,829
As mentioned in Note 33, the Board of Directors approved in December 2019 a share based long-term incentive plan, in which the maximum number of shares should not exceed 5% of the issued and outstanding shares. As of December 31, 2024, the outstanding number of shares reserved under the plans is 14,426,088 restricted share units (“RSUs”) (2023 - 14,600,588) and 579,540 performance restricted units (“PSUs”) (2023 - 1,588,818) to be issued at the vesting date.
During the year ended December 31, 2024, XP Inc issued 1,978,932 Class A common shares in connection with vestings occurred under the share based long-term incentive plan.
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
(c)    Treasury Shares
The Group registered treasury shares in its equity as a result of the share purchase agreement with Itaú Unibanco, signed on June 2022 and the share buy-back programs (Note 1.1). Treasury shares are registered as a deduction from equity until the shares are canceled or reissued.
During the year ended December 31, 2023, the Company repurchased 13,120,268 Class A common shares (R$ 915,859).
On April 5, 2023, the Company’s Board of Directors approved the cancellation of 31,267,095 Class A common shares, totaling an amount of R$ 2,785,504.
During the year ended December 31, 2024, the Company repurchased 13,977,674 Class A common shares (R$1,353,611).
On July 30, 2024, the Company’s Board of Directors approved the cancellation of 12,650,574 Class A common shares, totaling an amount of R$1,248,548.
As of December 31, 2024, the Group held 1,327,100 Class A shares (December 31, 2023 – 0) and 1,056,308 Class B shares (December 31, 2023 - 1,056,308) in treasury with a total amount of R$222,180 (R$117,117 - December 31, 2023).
(d)    Dividends distribution
The Group has not adopted a dividend policy with respect to future distributions of dividends. The amount of any distributions will depend on many factors such as the Company's results of operations, financial condition, cash requirements, prospects and other factors deemed relevant by XP Inc. board of directors and, where applicable, the shareholders.
For the year ended December 31, 2022, XP Inc. did not declare and paid dividends to the shareholders.
For the year ended December 31, 2023, XP Inc. declared and paid dividends to its shareholders in the total amount of US$ 720 million (R$ 3,542,298). The dividends were settled on September 25, 2023 (R$ 1,577,622) and December 22, 2023 (R$ 1,964,676).

Notes to Consolidated Financial Statements	F-65	FORM 20-F

«Table of Contents | « Index to Financial Statements

XP Inc. and its subsidiaries Notes to consolidated financial statements December 31, 2024, 2023 and 2022 (In thousands of Brazilian Reais, unless otherwise stated)
For the year ended December 31, 2024, XP Inc. declared and paid dividends to its shareholders in the total amount of US$350 million (R$2,037,082). The dividends were settled on December 18, 2024.
Non-controlling shareholders of some XP Inc’s subsidiaries received dividends during the years ended December 31, 2024 (R$991), 2023 (R$1,853) and 2022 (R$1,820).
(e)    Other comprehensive income
Other comprehensive income consists of changes in the fair value of financial assets at fair value through other comprehensive income, while these financial assets are not realized. Also includes gains (losses) on net investment hedge and foreign exchange variation of investees located abroad.
26.    Related party transactions

Transactions and remuneration of services with related parties are carried out in the ordinary course of business, under arm’s length conditions, and include interest rates, terms and guarantees, and do not involve risks greater than normal collection or present other disadvantages.
(a)    Key-person management compensation
Key management includes executive statutory directors, members of the Board of Directors and Executive Boards. The compensation paid or payable to key management for their services is shown below:

	2024	2023	2022

Fixed compensation	17,695	17,445	7,837
Variable compensation	16,252	15,843	60,781
Total	33,947	33,288	68,618
(b)    Transactions with related parties
The material transactions carried with related parties for year-end balances arising from such transactions are as follows:

	Assets/(Liabilities)		Revenue/(Expenses)
Relation and transaction	2024	2023	2024	2023	2022

Shareholders with significant influence (i)	—	—	—	6,104	(160,835)
Securities	—	—	—	17,403	24,770
Securities purchased under resale agreements	—	—	—	5,101	9,370
Accounts receivable and Loans operations	—	—	—	424	1,330
Securities sold under repurchase agreements	—	—	—	(16,824)	(196,305)
Borrowings	—	—	—	—	—

(i)These transactions are mainly related to Itaúsa S.A. Group. See note 1.2.
Transactions with related parties also includes transactions among the Company and its subsidiaries in the course of normal operations, including services rendered such as: (i) education, consulting and business advisory; (ii) financial advisory and financial consulting in general; (iii) management of resources and portfolio management; (iv) information technology and data processing; (v) insurance and (vi) loan operations. The effects of these transactions have been eliminated and do not have effects on the consolidated financial statements.

Notes to Consolidated Financial Statements	F-66	FORM 20-F

«Table of Contents | « Index to Financial Statements

XP Inc. and its subsidiaries Notes to consolidated financial statements December 31, 2024, 2023 and 2022 (In thousands of Brazilian Reais, unless otherwise stated)
27.    Provisions and contingent liabilities

The Company and its subsidiaries are party to judicial and administrative litigations before various courts and government bodies, arising from the ordinary course of operations, involving tax, civil and labor matters and other issues. Periodically, Management evaluates the tax, civil and labor risks, based on legal, economic and tax supporting data, in order to classify the risks as probable, possible or remote, in accordance with the chances of them occurring and being settled, taking into consideration, case by case, the analyses prepared by external and internal legal advisors.

	2024	2023

Tax contingencies	1,540	1,537
Civil contingencies	58,738	37,921
Labor contingencies	85,895	57,965
Other provisions	—	255
Total provision	146,173	97,678
Judicial deposits (i)	35,411	22,108

(i)There are circumstances in which the Group is questioning the legitimacy of certain litigations or claims filed against it. As a result, either because of a judicial order or based on the strategy adopted by Management, the Group might be required to secure part or the whole amount in question by means of judicial deposits, without this being characterized as the settlement of the liability. These amounts are classified as “Other assets” on the balance sheets and referred above for information.
Changes in the provision during the year

	2024	2023	2022

Balance as of January 1	97,678	43,541	29,308
Business combination (Note 5(ii))	—	70,910	—
Monetary correction	22,398	25,954	4,449
Provision accrued	47,273	65,731	23,844
Provision reversed	(12,988)	(55,791)	(11,539)
Payments	(8,188)	(52,667)	(2,521)
Balance as of December 31	146,173	97,678	43,541
Nature of claims
a)    Civil
Most of the civil and administrative claims involve matters that are normal and specific to the business and refer to demands for indemnity primarily due to: (i) financial losses in the stock market; (ii) portfolio management; and (iii) alleged losses generated from the liquidation of customers assets in portfolio due to margin cause and/or negative balance. As of December 31, 2024, there were 681 (December 31, 2023 - 777) civil and administrative claims for which the likelihood of loss has been classified as probable, in the amount of R$58,738 (December 31, 2023 - R$37,921).
b)    Labor
Labor claims to which the Group is party primarily concern: (i) the existence (or otherwise) of a working relationship between the Group and IFAs; and (ii) severance payment of former employees. As of December 31, 2024, the Company and its subsidiaries are the defendants in 275 cases (December 31, 2023 - 116) involving labor matters for which the likelihood of loss has been classified as probable, in the amount of R$85,895 (December 31, 2023 - R$57,965).
Contingent liabilities - probability of loss classified as possible
In addition to the provisions mentioned above, the Company and its subsidiaries are party to several labor, civil and tax contingencies in progress, in which they are the defendants, and the likelihood of loss, based on the opinions of the internal and external legal advisors, is considered possible. The contingencies amount to approximately R$2,481,746 (December 31, 2023 - R$1,826,688).

Notes to Consolidated Financial Statements	F-67	FORM 20-F

«Table of Contents | « Index to Financial Statements

XP Inc. and its subsidiaries Notes to consolidated financial statements December 31, 2024, 2023 and 2022 (In thousands of Brazilian Reais, unless otherwise stated)
Below these claims are summarized by nature:

	2024	2023

Tax (i) (ii) (iii)	1,338,518	653,714
Civil (iv)	970,615	883,485
Labor (v)	172,613	289,489
Total	2,481,746	1,826,688

(i)Employees Profit Sharing Plans: In 2015, 2019, 2021, 2022 and 2024 tax authorities issued assessments against the Group mainly related to allegedly unpaid social security contributions on amounts due and paid to employees as profit sharing plans related to calendar years of 2011, 2015, 2017, 2018, 2019 and 2020. According to the tax authorities, the Group profit sharing plans did not comply with the provisions of Law 10,101/00. The risk of loss for these claims is classified as possible by the external counsels.
a.Tax assessment related to 2011: The first and the second administrative appeals were denied, and currently the Group awaits judgment on the special appeal before the Superior Court of the Administrative Council of Tax Appeals (“CSRF”). The amount claimed is R$21,979.
b.Tax assessment related to 2015: The first and the second administrative appeals were denied, and currently the Group awaits judgment on the special appeal before the CSRF. The amount claimed is R$55,232.
c.Tax assessment related to 2017: In this case, in addition to the claim related to the employees’ profit-sharing plan, tax authorities are also challenging the deductibility of the amounts paid under the plan to the members of the Board for the purposes of Corporate Income Tax (IRPJ), for 2016 and 2017. Administrative appeals were filed against both assessments. The appeal related to social security contributions is awaiting judgment by the Federal Revenue Service of Brazil (“RFB”), while the appeal related to IRPJ was denied by the RFB, and a second level appeal is currently awaiting judgment. The total amount claimed is R$127,286.
d.Tax assessment related to 2018: An administrative appeal was filed against the assessment, which awaits judgment by the RFB. The total amount claimed is R$154,026.
e.In June 2022, the Group was notified by the Public Labor Ministry for alleged unpaid FGTS (Fund for Severance Indemnity Payment) on the amounts paid to employees under profit sharing plans related to years 2015 to 2020. According to the tax authorities, the Group profit sharing plans did not comply with the provisions of Law 10,101/00. The Group presented its administrative defense which awaits judgment. The total amount claimed is R$189,277.
f.Tax assessment related to 2019: An administrative appeal was filed against the assessment, which awaits judgment by the RFB. The amount claimed is R$206,358.
g.Tax assessment related to 2020: An administrative appeal was filed against the assessment, which awaits judgement by the RFB. The total amount claimed is R$ 364,463.
(ii)Amortization of goodwill: The Group also received four tax assessments in which the tax authorities challenge the deductibility for the purpose of Corporate Income Tax (IRPJ) and Social Contribution of Net Profits (CSLL) of the expenses deriving from the amortization of goodwill registered upon the acquisitions made by the Group between 2013 and 2016. According to the tax authorities, the goodwill was registered in violation of Laws 9.532/97 and 12.973/14, respectively. Currently, two of the proceedings are pending judgment by the RFB and the other two await judgement by the CARF, since the administrative appeals were denied. Also, the Group has filed two lawsuits to prevent the issuance of new tax assessments and/or the application of the 150% penalty by the tax authorities in relation to expenses of such goodwill incurred in other periods. The risk of loss for these claims is classified as possible by the external counsels. The amount claimed is R$97,908.
(iii)Banco Modal S.A. - Employees Profit Sharing Plan: In March 2016, tax authorities issued an assessment against Banco Modal mainly related to alleged unpaid social security contributions on amounts due and paid to employees as profit sharing plan on calendar year 2012. The first administrative appeal was denied, and currently Banco Modal awaits judgment of the second appeal by the CARF. The risk of loss for this claim is classified as possible by the external counsels. The total amount claimed is R$7,464.
(iv)The Group is defendant in 2,130 (December 31, 2023 – 778) civil and administrative claims by customers and investment agents, mainly related to portfolio management, risk rating, copyrights and contract termination. The total amount represents the collective maximum value to which the Group is exposed based on the claims’ amounts monetarily restated.
(v)The Group is defendant in 235 (December 31, 2023 – 116) labor claims by former employees. The total amount represents the collective maximum value to which the Group is exposed based on the claims’ amounts monetarily restated.
28.    Other assets and other liabilities

a)    Other assets

	2024	2023
Energy contracts (i)	5,164,402	2,605,389
Other	363,788	261,292
Total	5,528,190	2,866,681
b)    Other liabilities

	2024	2023
Energy contracts (i)	1,012,855	—
Other	67,235	53,804
Total	1,080,090	53,804
(i)Electricity purchase and sale contracts signed through the subsidiary XP Comercializadora de Energia Ltda.

Notes to Consolidated Financial Statements	F-68	FORM 20-F

«Table of Contents | « Index to Financial Statements

XP Inc. and its subsidiaries Notes to consolidated financial statements December 31, 2024, 2023 and 2022 (In thousands of Brazilian Reais, unless otherwise stated)
29.    Total revenue and income

a)    Net revenue from services rendered
Revenue from contracts with customers derives mostly from services rendered and fees charged at daily transactions from customers, therefore mostly recognized at a point in time. Disaggregation of revenue by major service lines are as follows:

	2024	2023	2022

Major service lines
Brokerage commission	2,133,266	1,991,781	2,102,878
Securities placement	2,285,110	1,979,406	1,631,399
Management fees	1,742,959	1,628,373	1,580,770
Insurance brokerage fee	219,397	175,326	153,230
Commission fees	996,693	789,822	563,987
Other services	734,090	588,932	476,492
Gross revenue from services rendered	8,111,515	7,153,640	6,508,756
(-) Sales taxes and contributions on services (i)	(686,659)	(621,635)	(568,300)
Net revenue from services rendered	7,424,856	6,532,005	5,940,456

(i)Mostly related to taxes on services (ISS) and contributions on revenue (PIS and COFINS).
b)    Net income/(loss) from financial instruments

	2024	2023	2022

Net income/(loss) from financial instruments at fair value through profit or loss	11,727,589	6,923,112	6,326,080
Net income/(loss) from financial instruments measured at amortized cost and at fair value through other comprehensive income	(1,851,844)	1,649,210	1,201,253
Total income from financial instruments	9,875,745	8,572,322	7,527,333
(-) Taxes and contributions on financial income	(269,740)	(244,231)	(120,399)
Net income/(loss) from financial instruments	9,606,005	8,328,091	7,406,934
c)    Disaggregation by geographic location
Breakdown of total net revenue and income and selected assets by geographic location:

	2024	2023	2022

Brazil	16,288,131	14,261,302	12,855,909
United States	684,144	531,997	449,447
Europe	58,586	66,797	42,034
Revenues	17,030,861	14,860,096	13,347,390

	2024	2023

Brazil	16,399,995	13,255,769
United States	723,340	508,544
Europe	136,968	88,395
Selected assets (i)	17,260,303	13,852,708

(i)Selected assets are total assets of the Group, less: cash, financial assets and deferred tax assets, and are presented by geographic location.
None of the clients represented more than 10% of our revenues for the periods presented.

Notes to Consolidated Financial Statements	F-69	FORM 20-F

«Table of Contents | « Index to Financial Statements

XP Inc. and its subsidiaries Notes to consolidated financial statements December 31, 2024, 2023 and 2022 (In thousands of Brazilian Reais, unless otherwise stated)
30.    Operating costs

	2024	2023	2022

Commission and incentive costs	3,460,647	3,070,875	2,813,308
Operating losses	171,600	136,014	139,734
Other costs	1,430,785	1,192,034	918,054
Clearing house and proprietary funds fees	575,737	474,013	427,844
Third parties’ services	68,847	59,374	53,779
Credit card cashback	435,064	379,711	262,429
Other	351,137	278,936	174,002
Total	5,063,032	4,398,923	3,871,096
31.    Operating expenses by nature

	2024	2023	2022

Selling expenses	148,975	169,486	138,722
Advertising and publicity	148,975	169,486	138,722

Administrative expenses	6,001,055	5,461,147	5,641,233
Personnel expenses	3,996,463	3,728,123	3,943,284
Compensation	1,498,476	1,371,973	1,597,229
Employee profit-sharing and bonus	1,592,865	1,531,491	1,540,172
Executives profit-sharing	231,337	149,263	100,732
Benefits	257,289	223,694	195,763
Social charges	404,319	437,377	487,237
Other	12,177	14,325	22,151
Other taxes expenses	91,317	65,526	71,396
Depreciation of property and equipment and right-of-use assets	125,193	118,603	110,248
Amortization of intangible assets	140,132	133,810	95,629
Other administrative expenses	1,647,950	1,415,085	1,420,676
Data processing	868,011	739,804	685,946
Technical services	150,580	152,499	188,986
Third parties' services	318,629	307,952	397,585
Rent expenses	38,503	23,656	14,491
Communication	24,373	31,577	27,076
Travel	51,414	36,232	40,243
Legal and judicial	70,270	24,610	9,873
Other	126,170	98,755	56,476
Total	6,150,030	5,630,633	5,779,955

Notes to Consolidated Financial Statements	F-70	FORM 20-F

«Table of Contents | « Index to Financial Statements

XP Inc. and its subsidiaries Notes to consolidated financial statements December 31, 2024, 2023 and 2022 (In thousands of Brazilian Reais, unless otherwise stated)
32.    Other operating income/(expenses), net

	2024	2023	2022

Other operating income	346,056	227,052	353,834
Revenue from incentives from Tesouro Direto, B3 and others (i)	172,142	23,834	284,661
Interest received on tax	27,980	17,224	15,436
Recovery of charges and expenses	6,730	6,072	5,945
Reversal of operating provisions	55,091	29,365	11,704
Other	84,113	150,557	36,088

Other operating expenses	(157,153)	(216,414)	(96,890)
Legal, administrative proceedings and agreement with customers	(18,550)	(46,101)	(8,563)
Tax incentive expenses	(7,204)	(10,034)	(5,780)
Fines and penalties	(5,902)	(9,624)	(4,574)
Associations and regulatory fees	(22,222)	(17,960)	(15,118)
Charity	(12,953)	(14,681)	(34,005)
Other (ii)	(90,322)	(118,014)	(28,850)
Total	188,903	10,638	256,944

(i)Includes incentives received from third parties, mainly due to the joint development of retail products, and also the association of such entities with the XP ecosystem.
(ii)Includes, mostly, losses on write-off of property, equipment, intangible assets and leases.
33.    Share-based plan

a)    Share-based Plan
The establishment of the plan was approved by the Board of Director’s meeting on December 6, 2019 and the first grant of Restricted Stock Units (“RSUs”) and Performance Stock Units (“PSUs”) was on December 10, 2019.
Under the Plan, stocks are awarded at no cost to the recipient upon their grant date. Both RSUs and PSUs, are usually granted in an annual basis, their vesting conditions are service-related and they vest at a rate determined in each granted date. The limit to vest is determined at the grant date of each new grant. After the vesting periods, common shares will be issued to the recipients.
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

«Table of Contents | « Index to Financial Statements

XP Inc. and its subsidiaries Notes to consolidated financial statements December 31, 2024, 2023 and 2022 (In thousands of Brazilian Reais, unless otherwise stated)
c)    Outstanding shares granted and valuation inputs
The maximum number of shares available for issuance under the share-based plan shall not exceed 5% of the issued and outstanding shares. As of December 31, 2024, the outstanding number of Company shares reserved under the plans were 15,005,628 (December 31, 2023 - 16,189,406) including 14,426,088 RSUs (December 31, 2023 - 14,600,588) and 579,540 PSUs (December 31, 2023 - 1,588,818).
Set out below are summaries of XP Inc's RSU and PSU activity for 2024 and 2023.

	RSUs	PSUs	Total
(In thousands, except weighted-average data, and where otherwise stated)	Number of units	Number of units	Number of units

Outstanding, January 1, 2023	13,684,424	2,527,242	16,211,666
Granted	4,489,910	91,589	4,581,499
Forfeited	(1,463,203)	(1,030,013)	(2,493,216)
Vested	(2,110,543)	—	(2,110,543)
Outstanding, December 31, 2023	14,600,588	1,588,818	16,189,406

Outstanding, January 1, 2024	14,600,588	1,588,818	16,189,406
Granted	3,279,640	26,337	3,305,977
Forfeited	(716,334)	(1,035,615)	(1,751,949)
Vested	(2,737,806)	—	(2,737,806)
Outstanding, December 31, 2024	14,426,088	579,540	15,005,628
For the year ended December 31, 2024, total compensation expense of both plans was R$546,988 (2023 - R$574,225), including R$64,596 (2023 - R$55,593) of tax provisions, and does not include any tax benefits on total share-based compensation expense once this expense is not deductible for tax purposes. The tax benefits will be perceived when the shares are converted into common shares.
The original weighted-average grant-date fair values of RSUs and PSUs shares were US$27 and US$34.56 respectively. In May 2020, the Company decided to update the measurement condition of its PSU shares, replacing the TSR measurement from US Dollars (US$) to Brazilian Reais (R$), being therefore subject to exchange variation. The weighted-average grant-date fair value of PSU shares for the updated plan was US$52.41. The incremental fair value will be recognized as an expense over the period from the modification date to the end of the vesting period. All other conditions of the PSU shares plan have not been modified.
Since the inception of the plans in 2019, the original grant-date fair value of RSU plans has ranged from US$11.16 to US$51.03 and of PSU plans has ranged from US$31.60 to US$64.68.
34.    Earnings per share (basic and diluted)

Basic earnings per share is calculated by dividing net income for the period attributed to the owners of the parent by the weighted average number of ordinary shares outstanding during the period.
Diluted earnings per share is calculated by dividing net income attributable to owners of XP Inc by the weighted average number of shares outstanding during the year plus the weighted average number of shares that would be issued on conversion of all dilutive potential shares into shares by applying the treasury stock method. The shares in the share-based plan are the only shares with potential dilutive effect.
The following table presents the calculation of net income applicable to the owners of the parent and basic and diluted EPS for the years ended December 31, 2024, 2023 and 2022.

Notes to Consolidated Financial Statements	F-72	FORM 20-F

«Table of Contents | « Index to Financial Statements

XP Inc. and its subsidiaries Notes to consolidated financial statements December 31, 2024, 2023 and 2022 (In thousands of Brazilian Reais, unless otherwise stated)

	2024	2023	2022

Net Income attributable to owners of the Parent	4,513,409	3,898,702	3,579,050
Basic weighted average number of outstanding shares (i) (iii)	541,673	539,835	555,429
Basic earnings per share - R$	8.3324	7.2220	6.4438

Effect of dilution
Share-based plan (ii) (iii)	6,646	4,377	17,577
Diluted weighted average number of outstanding shares (iii)	548,319	544,212	573,006
Diluted earnings per share - R$	8.2314	7.1639	6.2461

(i)See on note 25, the number of XP Inc.’s outstanding common shares during the year.
(ii)See on note 33, the number of shares granted and forfeited during the year regarding XP Inc.’s share-based plan.
(iii)Thousands of shares.
35.    Determination of fair value

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
•Investments in associates measured at fair value - Fair value is determined using the income approach. In this approach, the discounted cash flow method is used to capture the present value of the expected future economic benefits to be derived from the ownership of these investees.
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

«Table of Contents | « Index to Financial Statements

XP Inc. and its subsidiaries Notes to consolidated financial statements December 31, 2024, 2023 and 2022 (In thousands of Brazilian Reais, unless otherwise stated)
•Other financial assets and liabilities – Fair value, which is determined for disclosure purposes, is calculated based on the present value of the principal and future cash flows, discounted using the observable rates and market rates on the date the financial statements are presented.
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
Below are the Group financial assets and liabilities by level within the fair value hierarchy. The Group assessment of the significance of a particular input to the fair value measurement requires judgment and may affect the valuation of fair value assets and liabilities and their placement within the fair value hierarchy levels:

	2024
	Level 1	Level 2	Level 3	Fair Value	Book Value

Financial Assets
Financial assets at Fair value through profit or loss
Securities	123,368,069	26,245,585	371,760	149,985,414	149,985,414
Derivative financial instruments	3,003,675	43,196,121	—	46,199,796	46,199,796
Investments in associates measured at fair value	—	—	1,546,278	1,546,278	1,546,278
Fair value through other comprehensive income
Securities	50,879,981	—	—	50,879,981	50,879,981
Evaluated at amortized cost
Securities	—	2,874,382	—	2,874,382	2,836,146
Securities purchased under resale agreements	—	22,010,879	—	22,010,879	22,057,137
Securities trading and intermediation	—	6,499,097	—	6,499,097	6,499,097
Accounts receivable	—	778,943	—	778,943	778,943
Loan operations	—	29,145,291	—	29,145,291	29,228,463
Other financial assets	—	13,232,997	—	13,232,997	13,232,997
Financial liabilities
Fair value through profit or loss
Securities	14,830,405	422,971	—	15,253,376	15,253,376
Derivative financial instruments	1,929,536	38,118,151	—	40,047,687	40,047,687
Evaluated at amortized cost
Securities sold under repurchase agreements	—	71,693,244	—	71,693,244	71,779,721
Securities trading and intermediation	—	18,474,978	—	18,474,978	18,474,978
Financing instruments payable	—	94,662,035	—	94,662,035	95,248,482
Borrowings	—	1,666,432	—	1,666,432	1,666,432
Accounts payables	—	763,465	—	763,465	763,465
Other financial liabilities	—	14,614,086	116,777	14,730,863	14,730,863

Notes to Consolidated Financial Statements	F-74	FORM 20-F

«Table of Contents | « Index to Financial Statements

XP Inc. and its subsidiaries Notes to consolidated financial statements December 31, 2024, 2023 and 2022 (In thousands of Brazilian Reais, unless otherwise stated)

	2023
	Level 1	Level 2	Level 3	Fair Value	Book Value

Financial Assets
Financial assets at Fair value through profit or loss
Securities	92,628,880	10,653,332	—	103,282,212	103,282,212
Derivative financial instruments	977,441	22,756,025	—	23,733,466	23,733,466
Investments in associates measured at fair value	—	—	1,450,704	1,450,704	1,450,704
Fair value through other comprehensive income
Securities	44,062,950	—	—	44,062,950	44,062,950
Evaluated at amortized cost
Securities	3,773,404	3,082,017	—	6,855,421	6,855,421
Securities purchased under resale agreements	—	13,551,224	—	13,551,224	14,888,978
Securities trading and intermediation	—	2,932,319	—	2,932,319	2,932,319
Accounts receivable	—	681,190	—	681,190	681,190
Loan operations	—	28,551,935	—	28,551,935	28,551,935
Other financial assets	—	4,208,743	—	4,208,743	4,208,473
Financial liabilities
Fair value through profit or loss
Securities	19,949,021	474,053	—	20,423,074	20,423,074
Derivative financial instruments	662,084	24,123,332	—	24,785,416	24,785,416
Evaluated at amortized cost
Securities sold under repurchase agreements	—	44,589,653	—	44,589,653	33,340,511
Securities trading and intermediation	—	16,943,539	—	16,943,539	16,943,539
Financing instruments payable	—	61,098,677	—	61,098,677	60,365,590
Borrowings	—	3,174,285	—	3,174,285	2,199,422
Accounts payables	—	948,218	—	948,218	948,218
Other financial liabilities	—	11,659,653	571,723	12,231,376	12,231,376
As of December 31, 2024 and 2023 the total contingent consideration liability is reported at fair value and is dependent on the profitability of the acquired associate and businesses. The total contingent consideration is classified within Level 3 of the fair value hierarchy. The contingent consideration liability represents the maximum amount payable under the purchase and sale agreements discounted using an appropriate rate, which includes the Brazilian risk-free rate. Changes in an average discount rate of 11.96% by 100 bps would increase/decrease the fair value of contingent consideration liability by R$1,002.
The investments held through our investees which are considered to be venture capital investments are classified as Level 3 of the fair value hierarchy. The inputs used by the Group are derived for discounted rates for these investments using a capital asset model to calculate a pre-tax rate that reflects current market assessments of the time value of money and the risk specific to the asset. Change in the discount rate by 100 bps would increase/decrease the fair value by R$15,463.
Transfers into and out of fair value hierarchy levels are analyzed at the end of each consolidated financial statement. As of December 31, 2024, the Group had no transfers between Level 2 and Level 3.
36.    Management of financial risks and financial instruments

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
(b)    Risk management structure
Management has overall responsibility for establishing and supervising the risk management structure of the Group. Risk Management is under a separated structure from business areas, reporting directly to the CEO and the Risk Committee, to ensure exemption of conflict of interest, and segregation of functions appropriate to good corporate governance and market practices.

Notes to Consolidated Financial Statements	F-75	FORM 20-F

«Table of Contents | « Index to Financial Statements

XP Inc. and its subsidiaries Notes to consolidated financial statements December 31, 2024, 2023 and 2022 (In thousands of Brazilian Reais, unless otherwise stated)
The risk management policies of the Group are established to identify and analyze the risks faced, to set appropriate risk limits and controls, and to monitor risks and adherence to the limits. Risk management policies and systems are reviewed regularly to reflect changes in market conditions and in the activities of the Group. Our risk appetite is defined in our Risk Appetite Statement (RAS) and reviewed on an annual basis. The Group, through its training and management standards and procedures, developed a disciplined and constructive control environment within which all its employees are aware of their duties and obligations.
Regarding the subsidiary Banco XP and the other subsidiaries components of XP Prudential Conglomerate (Brazilian Central Bank oversight definition), the organizational structure is based on the recommendations proposed by the Basel Accord, in which procedures, policies and methodology are formalized consistent with risk tolerance and with the business strategy and the various risks inherent to the operations and/or processes, including market, liquidity, credit and operating risks. The Group seeks to follow the same risk management practices as those applying to all companies.
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
The credit risk department establishes its credit policy based on the composition of the portfolio by security, by internal rating of issuer and/or the issue, by the current economic activity, by the duration of the portfolio, by the macroeconomic variables, among others.
The credit analysis department is also actively involved in this process, and it is responsible for assessing the credit risk of issues and issuers with which it maintains or intends to maintain credit relationships, also using an internal credit risk allocation methodology (rating) to classify the likelihood of loss of counterparties.
For the loan operations, XP Inc uses client’s investments as collaterals to reduce potential losses and protect against credit risk exposure by managing these collaterals so that they are always sufficient, legally enforceable (effective) and viable. XP Inc monitors the value of the collaterals, and the credit risk management provides subsidies to define strategies as risk appetite, to establish limits, including exposure analysis and trends as well as the effectiveness of the credit policy.
The loan operations have a high credit quality, and the Group often uses risk mitigation measures, primarily through client’s investments as collaterals, which explains the low provision ratio.
The Group's policies regarding obtaining collateral have not significantly changed during the reporting period and there has been no significant change in the overall quality of the collateral held by the Group since the prior period.
Management undertakes credit quality analysis of assets that are not past due or reduced to recoverable value. As of December 31, 2024 and 2023 such assets were substantially represented by loan operations and securities purchased under resale agreements, of which the counterparties are Brazilian banks with low credit risk, securities issued by the Brazilian government, as well as derivative financial instruments transactions, which are mostly traded on the stock exchange (B3 S.A. – Brasil, Bolsa, Balcão) and which, therefore, have its guarantee.

Notes to Consolidated Financial Statements	F-76	FORM 20-F

«Table of Contents | « Index to Financial Statements

XP Inc. and its subsidiaries Notes to consolidated financial statements December 31, 2024, 2023 and 2022 (In thousands of Brazilian Reais, unless otherwise stated)
The carrying amount of the financial assets representing the maximum exposure to credit risk is shown in the table below:

	2024	2023

Financial assets
Securities purchased under resale agreements	22,057,137	14,888,978
Securities	203,701,541	154,200,583
Public securities	93,717,168	75,289,433
Private securities	109,984,373	78,911,150
Derivative financial instruments	46,199,796	23,733,466
Securities trading and intermediation	6,499,097	2,932,319
Accounts receivable	778,943	681,190
Loan operations	29,228,463	28,551,935
Other financial assets	13,232,997	4,208,743
Off-balance exposures (credit card limits)	7,873,551	8,912,707
Total	329,571,525	238,109,921
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
(d1)    Maturities of financial liabilities
The tables below summarize the Group’s financial liabilities into groupings based on their contractual maturities:

	2024
Liabilities	Up to 1 month	From 2 to 3 months	From 4 to 12 months	From 1 to 5 years	Above 5 years	Contractual cash flow

Securities	14,830,405	—	—	—	422,971	15,253,376
Derivative financial instruments	7,176,746	3,336,329	10,134,377	11,738,481	7,661,754	40,047,687
Securities sold under repurchase agreements	71,779,721	—	—	—	—	71,779,721
Securities trading and intermediation	18,474,978	—	—	—	—	18,474,978
Financing instruments payable	6,140,457	16,786,357	29,109,323	37,796,433	5,415,912	95,248,482
Borrowings	—	—	1,666,432	—	—	1,666,432
Accounts payables	763,465	—	—	—	—	763,465
Other financial liabilities	9,124,704	1,560,439	3,584,285	461,435	—	14,730,863
Total	128,290,476	21,683,125	44,494,417	49,996,349	13,500,637	257,965,004

Notes to Consolidated Financial Statements	F-77	FORM 20-F

«Table of Contents | « Index to Financial Statements

XP Inc. and its subsidiaries Notes to consolidated financial statements December 31, 2024, 2023 and 2022 (In thousands of Brazilian Reais, unless otherwise stated)

	2023
Liabilities	Up to 1 month	From 2 to 3 months	From 4 to 12 months	From 1 to 5 years	Above 5 years	Contractual cash flow

Securities	19,949,021	—	—	—	474,053	20,423,074
Derivative financial instruments	5,580,573	2,719,744	6,773,980	7,873,062	1,838,057	24,785,416
Securities sold under repurchase agreements	32,796,941	543,570	—	—	—	33,340,511
Securities trading and intermediation	16,943,539	—	—	—	—	16,943,539
Financing instruments payable	3,812,510	8,383,531	10,690,918	36,648,126	830,505	60,365,590
Borrowings	—	10,796	2,188,626	—	—	2,199,422
Accounts payables	948,218	—	—	—	—	948,218
Other financial liabilities	5,815,141	756,864	4,588,231	1,056,580	14,560	12,231,376
Total	85,845,943	12,414,505	24,241,755	45,577,768	3,157,175	171,237,146
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
The Group hold interest in XP Holding International LLC, XP Advisory US, and XP Holding UK Ltd, whose equity as of December 31, 2024 was US$96,830 (US$83,991 as of December 31, 2023), US$12,322 (US$8,803 as of December 31, 2023) and GBP 16,511 (GBP 12,861 as of December 31, 2023), respectively (amounts presented in thousands of the respective currencies).

Notes to Consolidated Financial Statements	F-78	FORM 20-F

«Table of Contents | « Index to Financial Statements

XP Inc. and its subsidiaries Notes to consolidated financial statements December 31, 2024, 2023 and 2022 (In thousands of Brazilian Reais, unless otherwise stated)
The risk of the XP Holding International LLC and XP Advisors Inc is hedged with the objective of minimizing the volatility of the functional currency (BRL) against the US$ arising from foreign investment abroad (see Note 9). The foreign currency exposure risk of XP Holding UK Ltd is not hedged and is not material for the Group.
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

		2024
Trading portfolio	Exposures	Scenarios
Risk factors	Risk of variation in:	I	II	III

Fixed interest rate	Fixed interest rate in Reais	(117)	(8,285)	50,065
Exchange coupons	Foreign currencies coupon rate	(28)	(6,905)	(15,497)
Foreign currencies	Exchange rates	(124)	64,512	148,169
Price indexes	Inflation coupon rates	(68)	(11,606)	(24,563)
Shares	Shares prices	(5,858)	(162,112)	(458,841)
Commodities	Commodities price	(320)	(4,471)	17,579
		(6,515)	(128,867)	(283,088)

		2023
Trading portfolio	Exposures	Scenarios
Risk factors	Risk of variation in:	I	II	III

Fixed interest rate	Fixed interest rate in Reais	(258)	21,269	22,753
Exchange coupons	Foreign currencies coupon rate	(367)	(18,174)	(36,588)
Foreign currencies	Exchange rates	331	343,440	907,349
Price indexes	Inflation coupon rates	(103)	(12,998)	(24,579)
Shares	Shares prices	(3,472)	(251,572)	(289,613)
Commodities	Commodities price	(2,822)	(70,566)	(141,133)
		(6,691)	11,399	438,189

Scenario I: Increase of 1 basis point in the rates in the fixed interest rate yield, exchange coupons, inflation and 1 percentage point in the prices of shares, commodities and currencies;

Notes to Consolidated Financial Statements	F-79	FORM 20-F

«Table of Contents | « Index to Financial Statements

XP Inc. and its subsidiaries Notes to consolidated financial statements December 31, 2024, 2023 and 2022 (In thousands of Brazilian Reais, unless otherwise stated)
Scenario II: Project a variation of 25 percent in the rates of the fixed interest yield, exchange coupons, inflation, prices of shares, commodities and currencies, both rise and fall, being considered the largest losses resulting by risk factor; and
Scenario III: Project a variation of 50 percent in the rates of the fixed interest yield, exchange coupons, inflation, prices of shares, commodities and currencies, both rise and fall, being considered the largest losses resulting from the risk factor.
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
37.    Capital Management

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

«Table of Contents | « Index to Financial Statements

XP Inc. and its subsidiaries Notes to consolidated financial statements December 31, 2024, 2023 and 2022 (In thousands of Brazilian Reais, unless otherwise stated)
The net debt and corresponding gearing ratios as of December 31, 2024 and 2023 were as follows:

	2024	2023

Group debt (Note 38) (i)	9,165,747	8,512,319
Structured financing (Note 20 (b))	3,282,750	1,841,790
Total debt	12,448,497	10,354,109
Cash	(5,610,548)	(3,943,307)
Securities purchased under resale agreements (Note 6 (a))	(2,885,843)	(2,760,296)
Bank deposit certificates (Note 7 (a))	(69,224)	(67,985)
Other deposits at Brazilian Central Bank (Note 20 (a))	(4,343,999)	(2,438,896)
Net debt	(461,117)	1,143,625

Total equity attributable to owners of the parent company	20,043,557	19,449,352
Total capital	19,582,440	20,592,977
Gearing ratio %	(2.35)%	5.55%

(i)    Includes debentures and bonds designated as fair value through profit or loss. See Note 7(e) and 17, respectively.
(i)    Minimum capital requirements
Although capital is managed considering the consolidated position, certain subsidiaries are subject to minimum capital requirement from local regulators.
The subsidiary Banco XP, leader of the Prudential Conglomerate (which includes XP CCTVM, XP DTVM, Banco Modal, Modal DTVM and some proprietary funds), under BACEN regulation regime, is required to maintain a minimum capital and follow aspects from the Basel Accord.
The subsidiary XP Vida e Previdência operates in retirement plans business and is oversight by the SUSEP, being required to present Adjusted Shareholders' Equity (PLA) equal to or greater than the Minimum Required Capital (“CMR”), CMR is equivalent to the highest value between base capital and Venture Capital Liquidity (“CR”).
On December 31, 2024 the subsidiaries Banco XP and XP Vida e Previdência were in compliance with all capital requirements.
There is no requirement for compliance with a minimum capital for the other Group companies.
(ii)    Financial covenants
In relation to the long-term debt contracts, including multilateral instruments, recorded within “Borrowings” (Note 19), the Group was required to comply with certain performance conditions, such as profitability and efficiency indexes.
As of December 31, 2024, the amount of debt contracts under financial covenants is R$1,666,432 (on December 31, 2023, there were no contracts under financial covenants). The Group has complied with these covenants throughout the reporting period.
Eventual failure of the Group to comply with such covenants may be considered as breach of contract and, as a result, considered for early settlement of related obligations.

Notes to Consolidated Financial Statements	F-81	FORM 20-F

«Table of Contents | « Index to Financial Statements

XP Inc. and its subsidiaries Notes to consolidated financial statements December 31, 2024, 2023 and 2022 (In thousands of Brazilian Reais, unless otherwise stated)
38.    Cash flow information

(i)    Debt reconciliation

			Debt securities (i)
	Borrowings	Lease liabilities	Debentures and Notes	Bonds	Total

Total debt as of January 1, 2022	1,928,782	318,555	705,975	4,128,306	7,081,618
Acquisitions/Issuance	—	49,853	1,890,500	—	1,940,353
Payments/repurchase	(2,061)	(99,655)	(175,999)	—	(277,715)
Revaluation	—	(89)	—	—	(89)
Net foreign exchange differences	(87,158)	(5,820)	—	(218,607)	(311,585)
Interest accrued	69,593	22,794	203,275	129,113	424,775
Interest paid	(43,276)	—	(27,232)	(127,429)	(197,937)
Total debt as of December 31, 2022	1,865,880	285,638	2,596,519	3,911,383	8,659,420

Total debt as of January 1, 2023	1,865,880	285,638	2,596,519	3,911,383	8,659,420
Acquisitions/Issuance	2,252,550	116,774	373,481	—	2,742,805
Business combination (Note 5(ii))	978	19,802	—	—	20,780
Payments/repurchase	(1,833,937)	(132,737)	(527,687)	(62,342)	(2,556,703)
Write-offs	—	(675)	—	—	(675)
Net foreign exchange differences	(147,802)	(6,967)	—	(319,952)	(474,721)
Interest accrued	61,753	22,927	392,857	134,148	611,685
Interest paid	—	—	(28,396)	(116,670)	(145,066)
Total debt as of December 31, 2023	2,199,422	304,762	2,806,774	3,546,567	8,857,525

Total debt as of January 1, 2024	2,199,422	304,762	2,806,774	3,546,567	8,857,525
Acquisitions/Issuance	1,666,432	157,750	—	2,787,575	4,611,757
Payments/repurchase	(2,255,259)	(125,966)	(1,170,612)	(1,628,342)	(5,180,179)
Cancellation/expiration	—	(65,050)	—	—	(65,050)
Net foreign exchange differences	66,632	20,716	—	1,117,579	1,204,927
Interest accrued	91,881	19,135	271,451	204,510	586,977
Interest paid	(102,676)	—	(32,738)	(213,939)	(349,353)
Total debt as of December 31, 2024	1,666,432	311,347	1,874,875	5,813,950	9,666,604
Debt securities include debentures measured at FVPL presented in Note 7(e) and does not include fair value adjustments of (i) Debentures, totaling R$ (200,648) ((R$120,280) - 2023) and (ii) Bonds, totaling R$ (300,209) (R$ (224,927) - 2023).
(ii)    Cash reconciliation for investing and financing activities
During the year ended December 31, 2024, the Group paid R$895,287 – out of which R$225,766 refers to acquisitions concluded during this period – in connection with the minority stake acquisitions in Monte Bravo JV S.A. (“Monte Bravo”), Blue3 S.A. (“Blue3”), Ável Participações Ltda. (“Ável”), FMX Capital S.A (“FMX”), SVN S.A (“SVN”) and Manchester Financial Group Participações S.A. (“Manchester”) disclosed in Note 5(ii)(b)(ii). The Group also paid R$498,576 of contingent consideration liabilities, due to the achievement of the triggers provided for in the shareholders' agreement with one of its associates.
(iii)    Non-cash reconciliation for investing and financing activities
During the year ended December 31, 2022, non-cash investing and financing activities disclosed in other notes are: (i) related to business acquisitions through accounts payables (R$7,490) and contingent consideration (R$4,175) and (ii) related to acquisition of investment in associates through accounts payables (R$72,755), contingent consideration (R$14,556) and through private issuance of shares (R$70,030).

Notes to Consolidated Financial Statements	F-82	FORM 20-F

«Table of Contents | « Index to Financial Statements

XP Inc. and its subsidiaries Notes to consolidated financial statements December 31, 2024, 2023 and 2022 (In thousands of Brazilian Reais, unless otherwise stated)
During the year ended December 31, 2023, non-cash investing and financing activities disclosed in other notes were: (i) related to the business combination with Banco Modal through a share exchange transaction – R$2,097,326 (see Note 5 (ii)(a)(i)) and (ii) related to the acquisitions of minority interests in associates (see Note 5 (ii)(b)(ii)) through accounts payable (R$739,743) and through contingent consideration (R$50,000).
During the year ended December 31, 2024, the Group concluded the minority stake acquisitions disclosed in Note 5(ii)(b)(ii). From the total consideration of these transactions, (i) R$106,412 was settled through the private issuance of XP Inc Class A shares (see note 25(a)), (ii) R$20,000 was recorded through contingent consideration (Note 20(b)) and (iii) there is a remaining amount of R$62,325 to be paid during 2025 (including monetary correction on this amount).
During the year ended December 31, 2024, the Group acquired a new borrowing in the total amount of R$1,666,432 (note 19). This amount was disbursed by the counterparty on January 6, 2025.
39.    Subsequent events

On January 16, 2025, the Group acquired a new borrowing with Banco Santander for a term loan in the amount of US$180 million. The loan accrues interest at a rate per annum equal to SOFR overnight + 0.79% and matures on December 22, 2025. The principal amount is due on the maturity date and interest is payable quarterly on March 24, June 23 and September 22.
On February 24, 2025, the Group acquired a new borrowing with Bank of America for a term loan in the amount of US$64 million. The loan accrues interest at a rate per annum equal to 4.358% and matures on May 6, 2025. The principal and interest amounts are due on the maturity date.
On February 24, 2025, the Group acquired a new borrowing with Bank of America for a term loan in the amount of US$36 million. The loan accrues interest at a rate per annum equal to 4.395% and matures on June 3, 2025. The principal and interest amounts are due on the maturity date.
On March 11, 2025, the Group acquired a new borrowing with Bank of America for a term loan in the amount of US$27.5 million. The loan accrues interest at a rate per annum equal to 4.343% and matures on May 6, 2025. The principal and interest amounts are due on the maturity date.
On March 11, 2025, the Group acquired a new borrowing with Bank of America for a term loan in the amount of US$27.5 million. The loan accrues interest at a rate per annum equal to 4.332% and matures on August 4, 2025. The principal amount is due on the maturity date and interest will be amortized on June 11, 2025.

Notes to Consolidated Financial Statements	F-83	FORM 20-F