Form 20-F
period 2025-12-31
XP Inc.
filed 2026-04-29
CIK 1787425

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F
(Mark One)
☐    REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR
☒    ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2025
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
Vila Olímpia – São Paulo
Brazil 04551-065
(Name, Telephone, Email and/or Facsimile number and Address of Company Contact Person)

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
The number of outstanding shares as of December 31, 2025 was 415,368,323 Class A common shares and 103,375,726 Class B common shares.

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
We maintain our books and records in Brazilian reais, the presentation currency for our financial statements and the functional currency of our operations in Brazil. Our annual consolidated financial statements were prepared in accordance with IFRS, as issued by the IASB, currently described as “IFRS Accounting Standards” by the IFRS Foundation. Unless otherwise noted, our consolidated statement of financial position information presented herein as of December 31, 2025 and 2024 and the consolidated statements of income for the years ended December 31, 2025, 2024 and 2023 are stated in Brazilian reais, our reporting currency. Our consolidated financial information contained in this annual report is derived from our audited consolidated financial statements as of December 31, 2025 and 2024 and for the years ended December 31, 2025, 2024 and 2023, together with the notes thereto. All references herein to “our financial statements,” “our audited consolidated financial information” and “our audited consolidated financial statements” are to our consolidated financial statements included elsewhere in this annual report.
This financial information should be read in conjunction with “Item 5. Operating and Financial Review and Prospects” and our audited consolidated financial statements, including the notes thereto, included elsewhere in this annual report.
Our fiscal year ends on December 31. References in this annual report to a fiscal year, such as “fiscal year 2025,” relate to our fiscal year ended on December 31 of that calendar year.
Corporate Structure
The following chart shows our corporate structure as of December 31, 2025:

1	FORM 20-F

«Table of Contents

As of the date of this annual report, we had a total of 516,677,430 common shares issued and outstanding; 101,752,469 of these shares are Class B common shares beneficially owned by XP Control; and 414,924,961 of these shares are Class A common shares owned by investors. For further information on our major shareholders, please refer to “Item 7. Major Shareholders and Related Party Transactions—A. Major Shareholders.”
Please read the information in the section entitled “Item 4. Information on the Company—C. Organizational Structure” for a more thorough description of the operations of our material operating subsidiaries.
Financial Information in U.S. Dollars
Solely for the convenience of the reader, we have translated some of the real amounts included in this annual report from reais into U.S. dollars. You should not construe these translations as representations by us that the amounts actually represent these U.S. dollar amounts or could be converted into U.S. dollars at the rates indicated. Unless otherwise indicated, we have translated real amounts into U.S. dollars using a rate of R$5.502 to US$1.00, the commercial selling rate for U.S. dollars as of December 31, 2025 as reported by the Central Bank. See “Item 5. Operating and Financial Review and Prospects—A. Operating Results—Exchange Rates” for more detailed information regarding translation of reais into U.S. dollars and for historical exchange rates for the Brazilian real.
Special Note Regarding Non-GAAP Financial Measures
This annual report presents our Adjusted Net Income information and its reconciliation for the convenience of the investors.
We present Adjusted Net Income as a financial measure that reflects the company’s net income excluding certain non-recurring or non-cash items that management believes do not reflect the company’s core operating performance. For the years ended December 31, 2025 and 2024, this includes adjustments related to social contribution charges and deferred tax assets associated with Performance Stock Units (PSUs) that expired unvested. These adjustments exclude accounting charges that neither impact cash flow nor reflect recurring earnings volatility.
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

«Table of Contents

Calculation of Net Promoter Score
Net Promoter Score, or “NPS,” is a widely known survey methodology that measures the willingness of customers to recommend a company’s products and services. It is used to gauge customers’ overall satisfaction with a company’s products and services and their loyalty to the brand, and it is typically based on customer surveys. NPS measures satisfaction using a scale of zero to 10 based on a customer’s response to the following question: “How likely is it that you would recommend XP to a friend or colleague?” Responses of nine or ten are considered “Promoters.” Responses of seven or eight are considered neutral. Responses of six or less are considered “Detractors.” The NPS, a percentage expressed as a numerical value, is calculated by subtracting the percentage of respondents who are Detractors from the percentage who are Promoters, which means that the higher the number, the higher the measure of customer satisfaction. The NPS calculation gives no weight to customers who decline to answer the survey question. The NPS calculation as of a given date reflects the average of the answers in the previous six months, e.g., the NPS as of December 2025 reflects the average of answers from July 2025 to December 2025. Our NPS score as calculated by us as of December 31, 2023, 2024 and 2025 was 72, 70 and 65 respectively.
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
•the economic, financial, political and health effects of pandemics, epidemics and similar crises, and governmental responses thereto, particularly as such factors impact Brazil and consumer behavior and continue to cause severe, ongoing, negative macroeconomic effects, which could intensify the impacts of other risks described under “Item 3. Key Information—D. Risk Factors”;
•general economic, financial, political, demographic and business conditions, such as the conflict between Russia and Ukraine, or between Israel and Hamas, tension along the Israeli borders or with other countries in the region, including Iran, which may result in, among other things, global security issues that may adversely affect international business, economic conditions, and economic sanctions which may impact the global economy;
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
As of December 31, 2025 XP CCTVM’s individual IFAs were responsible for serving approximately 25% of XP CCTVM’s active clients.

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
Our business involves the collection, storage, processing and transmission of customers’ personal data, including names, addresses, identification numbers, bank account numbers and trading and investment portfolio data. An increasing number of organizations, including large clients and businesses, other large technology companies, financial institutions and government institutions, are the target of, and have been impacted by, breaches of their information technology systems, some of which have involved sophisticated and highly targeted attacks, including on or against portions of their websites, networks or infrastructure, or those of third parties who provide services to them. We could also be subject to such breaches of security by hackers or other unauthorized third parties. In addition, cyber or data security threats may derive from human error, fraud, malice or malfeasance on the part of employees, third-party service providers or IFAs, or may result from accidental, or unanticipated disruptions or other technological failure. Concerns about security are increased when we transmit information electronically, as such transmissions can be subject to attack, interception or corruption. Also, computer viruses and malware can be distributed and spread rapidly over the internet and could infiltrate our systems or those of our associated participants, which may adversely impact the confidentiality, integrity and availability of information, and the integrity and availability of our products, services and systems, among other effects. Denial of service or other attacks could be launched against us for a variety of purposes, including to interfere with our services or to create a diversion for other malicious activities. Each of the foregoing types of actions and attacks could disrupt our delivery of products and services or make them unavailable, or result in the exposure of our sensitive, proprietary, and/or personal information, that we hold or process, which could damage our reputation, force us to incur significant expenses in remediating the resulting impacts, expose us to uninsured liability, subject us to lawsuits, fines, sanctions, or other enforcement actions, distract our management or increase our costs of doing business.
Moreover, in the scope of our business activities, we disclose information to third parties, including thousands of IFAs, commercial partners, third-party service providers and other agents, who collect, process, store and transmit sensitive information, on our behalf, and we may be held responsible for any failure or cybersecurity breaches attributed to these third parties insofar as they relate to the information we share with them. Cyber-attacks, security breaches, and other similar incidents, whether directed at us or at third-party service providers with access to our confidential, proprietary, personal and other information, and the loss, destruction or unauthorized use, disclosure or modification of information by us or such third parties or through systems we provide could result in significant fines, sanctions and proceedings or actions against us by governmental bodies or third parties, which could have a material adverse effect on our business, financial condition and results of operations. Any such proceeding or action, and any related indemnification obligation, could damage our reputation, force us to incur significant expenses in defense of these proceedings, distract our management, increase our costs of doing business or result in the imposition of financial liability or sanctions that prevent us from processing data.
Cybersecurity incidents are increasing in frequency and evolving in nature and sophistication, and include, but are not limited to, installation of malicious software, unauthorized access to data and other electronic security breaches that could lead to disruptions of our systems, unauthorized release of confidential or otherwise protected information and the corruption of data. Given the unpredictability of the timing, nature and scope of information technology disruptions, there can be no assurance that the procedures and controls we employ will be sufficient to prevent security breaches from occurring, and we could be subject to manipulation or improper use of our systems and networks or financial losses from remedial actions, any of which could have a material adverse effect on our business, financial condition and results of operations
We are subject to cybersecurity risks and have experienced cybersecurity incidents and attempted breaches in the past. A recent incident resulted in an unauthorized third party gaining access of a company database, hosted by a third-party vendor, as discussed in “Item 16K. Cybersecurity.” There is no assurance that we will not experience additional impacts related to this incident. Though we have implemented and maintain what we believe to be reasonable physical, technical, and administrative security measures, these may not prevent future security incidents, which may materially impact our business operations or financial condition, harm our reputation or deter clients from using our products and services, thus reducing our revenues, or could cause us to incur costs to correct the breaches or failures, expose us to uninsured liability, increase our risk of regulatory scrutiny, subject us to lawsuits, and result in the imposition of material penalties and fines under state and federal laws or regulations.We cannot assure you that there are written agreements in place with every third party service provider that we engage, or that such written agreements will prevent the unauthorized use, modification, destruction or disclosure of data or enable us to obtain reimbursement from such third parties in the event we should suffer incidents resulting in unauthorized use, modification, destruction or disclosure of data. Any such unauthorized use, modification, destruction or disclosure of data caused by third party service providers could result in protracted and costly litigation, which could have a material adverse effect on our business, financial condition and results of operations.

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
Our business depends on well-regarded and widely known brands, including “XP Investimentos,” “Clear,” “Rico,” “XP Asset Management,” “Infomoney,” “XP Educação,” “XP Seguros,” “XP Investments,” and “Banco XP”” and any failure to maintain, protect, and enhance our brands, including through effective marketing and communications strategies, would harm our business.
We have developed well-regarded and widely known brands, including “XP Investimentos,” “Clear,” “Rico,” “XP Asset Management,” “Infomoney,” “XP Educação,” “XP Seguros,” “XP Investments” and “Banco XP” that have contributed significantly (and recently in the case of Modal Group) to the success of our business. Maintaining, protecting, and enhancing our brands are critical to expanding our client base, and that of other third-party partners, as well as increasing engagement with our products and services. This will depend largely on our ability to remain widely known, maintain trust, be a technology leader, and continue to provide high-quality and secure products and services. Any negative publicity about our industry or our company, the quality, reliability and performance of our products and services, our suitability, risk management and business continuity policies and processes, changes to our products and services, our ability to effectively manage and resolve client complaints, our privacy and security practices, litigation, regulatory activity, and the experience of clients with our products or services could adversely affect our reputation and the confidence in and use of our products and services. Harm to our brands can arise from many sources, including failure by us or our partners to satisfy expectations of service and quality, inadequate protection of personal information, compliance failures and claims, litigation and other claims, third-party trademark infringement claims, administrative proceedings at the applicable national trademark offices, employee misconduct, and misconduct by our associated participants, partners, service providers, or other counterparties. If we do not successfully maintain well-regarded and widely known brands, our business could be materially and adversely affected.
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
Most of our trade orders to buy or sell securities or invest in the broad range of asset classes we offer are received and processed electronically. This method of trading is heavily dependent on the integrity and availability of the electronic systems supporting it. While we have never experienced a significant failure of our trading systems, heavy stress placed on our systems during peak trading times could cause our systems to operate at unacceptably low speeds or fail altogether, such as in periods of increased market volatility. Any significant degradation or failure of our systems or the systems of third parties involved in the trading process (e.g., online and internet service providers, the systems of the B3, record keeping and data processing functions performed by third parties, and third-party software), even for a short time, could cause customers to suffer delays in trading. In addition, systems errors, including as a result of human error, could occur. These delays or errors could cause substantial losses for customers and could subject us to claims from these customers for losses or other regulatory penalties or other sanctions or increased settlement disbursements. There can be no assurance that our network structure will operate appropriately in the event of a subsystem, component or software failure or error. Furthermore, we cannot assure you that we will be able to prevent an extended systems failure in the event of a power or telecommunications failure, earthquake, terrorist attack, war, epidemics or pandemics, fire or any act of God. Any systems failure, including any infrastructure or other failure outside of our control, that causes interruptions in our operations could have a material adverse effect on our business, financial condition and results of operations.
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
We utilize data center hosting facilities from third-party service providers to make certain content available on our platform. Our primary data centers are located in the cities of Barueri and Santana do Parnaíba, in the state of São Paulo, Brazil (which are located approximately five miles apart). Additionally, we have a cloud data center that provide us remote computing resources and storage. Our operations depend, in part, on our providers’ ability to protect their facilities against damage or interruption from natural disasters, power or telecommunications failures, criminal acts and similar events. The occurrence of spikes in user volume, traffic, natural disasters, acts of terrorism, vandalism or sabotage, or a decision to close a facility without adequate notice, or other unanticipated problems at our providers’ facilities, could result in lengthy interruptions in the availability of our platform, which would adversely affect our business.
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

14	FORM 20-F

«Table of Contents

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
In recent years, certain investors, including public pension funds, have placed increasing importance on the negative impacts of investments made by the private equity and other funds to which they commit capital, including with respect to ESG matters. Certain investors have also demonstrated increased activism with respect to existing investments, including by urging asset managers to invest or refrain from investing in securities of certain companies and/or industries. Increased focus and activism related to ESG and similar matters and the demands of certain investors, including public pension funds, may further limit the types of investments that are available to our customers through our platform or to investments by the funds we manage, including our ability to raise capital and deploy such resources, which may impact our Client Assets and, therefore, our related fees. In addition, investors, including public pension funds, may decide to withdraw capital from our platform or funds we manage or to not commit capital to future fundraises as a result of their assessment of our approach to and consideration of the social cost of investments made by our operations or companies that received investments from the funds we manage. To the extent our access to capital from investors, including public pension funds, is impaired, we may not be able to maintain or increase the size of our funds or raise sufficient capital for new funds, which may adversely impact our revenues. For further information on our ESG matters, see “Item 6. Directors, Senior Management and Employees—C. Board Practices – Environmental, Social and Governance Committee.”
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
At the same time, initiatives and business practices of financial institutions with respect to ESG matters have become the subject of significant and sometimes opposing scrutiny by regulatory agencies and government officials. In particular, a growing number of regulatory initiatives in certain jurisdictions (notably in the United States) are aimed at discouraging or limiting the consideration of ESG factors by financial institutions, and proceedings have been brought asserting that such consideration conflicts with regulatory requirements, fiduciary duties or the expectations of clients, shareholders and other stakeholders. These dynamics are not static; they continue to evolve, and at times diverge across jurisdictions, in response to global initiatives, stakeholder pressure, political dynamics and changing regulatory regimes.

16	FORM 20-F

«Table of Contents

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

17	FORM 20-F

«Table of Contents

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
A significant portion of our revenues is derived from one of our principal operating subsidiaries, XP CCTVM. For the years ended December 31, 2025, 2024 and 2023, the average net revenue of XP CCTVM represented 51% of our total consolidated net revenue. We expect that we will continue to depend on XP CCTVM for a significant portion of our revenues for the foreseeable future, and any decrease in the revenue of XP CCTVM or any other event significantly affecting XP CCTVM may have a material adverse effect on our financial condition and results of operations.
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
Our controls are designed to provide reasonable assurance on the information disclosed in our financial report, but, we cannot assure that significant deficiencies or material weaknesses in our internal control over financial reporting will not be identified in the future. In addition, if we fail to maintain the adequacy of our internal control over financial reporting, as accounting standards are modified, supplemented or amended from time to time, we may not be able to conclude on an ongoing basis that we have effective internal control over financial reporting in accordance with Section 404 of the Sarbanes-Oxley Act of 2002. For further information, see “Item 15. Controls and Procedures—D. Changes in Internal Control Over Financial Reporting.” If we fail to maintain an effective internal control environment, we could suffer material misstatements in our financial statements, fail to meet our reporting obligations or fail to prevent fraud, which would likely cause investors to lose confidence in our reported financial information. This could, in turn, limit our access to capital markets, harm our results of operations, and lead to a decline in the trading price of our Class A common shares. Additionally, ineffective internal control over financial reporting could expose us to increased risk of fraud or misuse of corporate assets and subject us to potential delisting from Nasdaq, regulatory investigations and civil or criminal sanctions.
We are subject to the Sarbanes-Oxley Act, which requires, among other things, that we establish and maintain effective internal control over financial reporting and disclosure controls and procedures. Under the current rules of the SEC, we are required to perform system and process evaluation and testing of our internal controls over financial reporting to allow management to assess their effectiveness. Our testing may in the future reveal deficiencies in our internal controls that are deemed to be material weaknesses or significant deficiencies and render our internal controls over financial reporting ineffective. If we or our management identifies material weaknesses or significant deficiencies in our internal controls over financial reporting the market price of our Class A common shares may decline and we may be subject to investigations or sanctions by the SEC, the Financial Industry Regulatory Authority, Inc., or “FINRA,” or other regulatory authorities, as well as litigation.

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
As a financial services institution in Brazil, our business is subject to Brazilian laws and regulations relating to financial services in Brazil, comprising Federal Law No. 4,595/64, Federal Law No. 6,385/76 and related rules and regulations issued by the Central Bank, CMN, CVM, B3/BSM and ANBIMA, among others. In addition, our insurance business is subject to various laws and regulations in Brazil, such as Federal Law No. 4,595/64, Decree Law No. 73/66 and certain other rules and regulations issued by the National Private Insurance Council (Conselho Nacional de Seguros Privados), or “CNSP,” and SUSEP, among others.
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
If any person in the Cayman Islands knows or suspects or has reasonable grounds for knowing or suspecting that another person is engaged in criminal conduct or money laundering or is involved with terrorism or terrorist financing and property and the information for that knowledge or suspicion came to their attention in the course of business in the regulated sector, or other trade, profession, business or employment, the person will be required to report such knowledge or suspicion to (1) the Financial Reporting Authority, or “FRA,” of the Cayman Islands, pursuant to the Proceeds of Crime Act (As Revised) of the Cayman Islands, if the disclosure relates to criminal conduct or money laundering, or (2) a police officer of the rank of constable or higher, or the FRA, pursuant to the Terrorism Act (As Revised) of the Cayman Islands, if the disclosure relates to involvement with terrorism or terrorist financing and property. Such a report shall not be treated as a breach of confidence or of any restriction upon the disclosure of information imposed by any enactment or otherwise.

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
The Cayman Islands enacted the International Tax Co-operation (Economic Substance) Act (As Revised) (the “Economic Substance Act”). The Economic Substance Act is supplemented by the issuance of related Guidance on Economic Substance for Geographically Mobile Activities, version 3.2 of which was issued in July 2022. We are currently subject to the Economic Substance Act. As a Cayman Islands exempt company, our compliance obligations include filing annual notifications which need to state whether we are carrying out any relevant activities and, if so, whether we have satisfied economic substance tests to the extent required under the Economic Substance Act. Given our business activities and operations may change from time to time, it is difficult to predict if we will continue to be subject to the Economic Substance Act and the impact that the Economic Substance Act could have on us and our subsidiaries. For example, compliance with any applicable obligations may create significant additional costs that may be borne by us or otherwise affect our management and operation. We will continue to consider the implications of the Economic Substance Act on our business activities and operations and reserve the right to adopt such arrangements as we deem necessary or desirable to comply with any applicable requirements. Failure to satisfy these requirements may subject us to penalties under the Economic Substance Act.
Changes in tax laws, tax incentives, benefits or differing interpretations of tax laws may adversely affect our results of operations.
Changes in tax laws, regulations, related interpretations and tax accounting standards in Brazil, the United States or the Cayman Islands, may result in a higher tax rate on our earnings, which may significantly reduce our profits and cash flows from operations.
In Brazil, our operations are subject to corporate income tax (IRPJ) and the social contribution on net profits (CSLL), including differentiated regimes historically applicable to financial institutions. While CSLL rates applicable to financial entities have varied in recent years, including temporary surcharges, such rates remain subject to legislative changes and may increase again in the future, adversely affecting our results of operations. In addition, in December 2025, Brazil enacted Supplementary Law No. 224/2025, which introduced a structural reduction in federal tax incentives and benefits, including a general 10% reduction in several tax benefits and more restrictive criteria for the granting, renewal and extension of incentives. Currently, this reduction does not affect the R&D tax incentives under Brazilian Law No. 11,196/05 ("Lei do Bem"), a relevant tax incentive which reduces our annual income tax expense. However, we cannot guarantee that this legislation will not diminish the economic value of our existing tax benefits, increase our effective tax burden and raise compliance complexity, particularly in connection with IRPJ, CSLL, PIS and COFINS, among other taxes.
Furthermore, Law No. 15,270/2025, enacted in November 2025, introduced significant changes to Brazil’s income tax framework, including the reintroduction of withholding income tax on dividends distributed to individuals or abroad and the establishment of minimum taxation regimes applicable to high-income individuals, with effects beginning in 2026. Although this law primarily targets individual taxpayers, it may indirectly affect our business by increasing the overall tax burden on shareholders, altering investment behavior and increasing the complexity of tax planning and compliance within the Brazilian financial system. Our financial condition and results of operations may also be adversely affected if certain tax incentives are not maintained or renewed. For example, Lei do Bem currently grants tax benefits to companies that invest in research and development activities, provided specific requirements are met, significantly reducing our annual corporate income tax expense.
The reduction, modification or revocation of this incentive, or the imposition of additional restrictions under newer fiscal frameworks, could materially increase our tax expenses. We are also subject to indirect taxes, including federal contributions to PIS and COFINS, as well as the Municipal Tax on Services (ISS). Any increases in the rates of these taxes, limitations on credit mechanisms, or changes in their interpretation or enforcement could negatively affect our profitability.

23	FORM 20-F

«Table of Contents

In January 2025, Brazil enacted Supplementary Law No. 214/2025, that regulated Constitutional Amendment No. 132/2023, which established the legal framework for a comprehensive indirect tax reform (the VAT Reform). This reform eliminates several existing taxes on goods and services (including ICMS, ISS, IPI, PIS and COFINS) into three new taxes: the Contribution on Goods and Services (CBS) at the federal level, the Goods and Services Tax (IBS) at the state and municipal levels, and the Selective Tax (IS) on certain goods and services.
The VAT Reform will be implemented through a long transition period beginning in 2026, during which the new taxes will coexist with the current tax system. Initial pilot phases start in 2026, followed by gradual implementation and rate adjustments, with the full replacement of the existing indirect taxes expected by 2033, and residual transition mechanisms potentially extending beyond that date.
During this period, taxpayers will be required to operate under dual and partially overlapping tax regimes, which is expected to increase compliance costs, operational complexity, systems requirements and the risk of divergent interpretations by tax authorities. Applicable tax rates for the regular regime of CBS and IBS will be defined and adjusted through further regulation, creating additional uncertainty regarding our future tax burden.
Moreover, tax laws and regulations in Brazil are complex and subject to differing interpretations by tax authorities and taxpayers. The application of indirect taxes, including VAT-type taxes, sales and use taxes and municipal taxes, requires the use of significant judgment. Tax authorities at the federal, state or municipal level may challenge the tax treatment applied to our transactions or impose new reporting, record-keeping or collection obligations. Compliance failures or changes in interpretation could result in additional tax assessments, penalties and interest, and may require us to incur substantial costs to adapt our systems and processes, any of which could have a material adverse effect on our business and financial results.
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
As of December 31, 2025, our balance sheet includes goodwill and intangible assets that amounted to R$2,763 million. These assets consist primarily of identified goodwill and intangible assets associated with our acquisitions and investments in associates and joint ventures. We also expect to engage in additional acquisitions and investments in associates and joint ventures, which may result in our recognition of additional goodwill and intangible assets. Under current accounting standards, we are required to amortize certain intangible assets over the useful life of the asset, while certain other intangible assets (including goodwill) are not amortized. On at least an annual basis, we assess whether there have been impairments in the carrying value of certain intangible assets and goodwill. If the carrying value of the asset is determined to be impaired, then it is written down to fair value by a charge to operating earnings. An impairment of a significant portion of goodwill and intangible assets could have a material adverse effect on our business, financial condition and results of operations.
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
•labor market volatility, lack of qualified labor force and a reduction in the purchasing power of consumers;
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

According to the National Consumer Price Index (Índice Nacional de Preços ao Consumidor Amplo), or “IPCA,” which is published by the Brazilian Institute of Geography and Statistics (Instituto Brasileiro de Geografia e Estatistica), or “IBGE,” Brazilian inflation rates were 4.8%, 4.6%, and 5.8% for the years ended as of December 31, 2025, 2024 and 2023, respectively. Brazil may experience high levels of inflation in the future and inflationary pressures may lead to the Brazilian government’s intervention in the economy and introducing policies that could harm our business and the trading price of our Class A common shares. One of the tools used by the Brazilian government to control inflation levels is its monetary policy, specifically relating to interest rates. An increase in the interest rate restricts the availability of credit and reduces economic growth, and vice versa. During recent years there has been significant volatility in the official Brazilian interest rate.
The base interest rate (Sistema Especial de Liquidação e Custódia), or “SELIC rate,” is set by the Monetary Policy Committee of the Central Bank (Comitê de Política Monetária), or “COPOM.” In 2023, COPOM decreased the SELIC rate to 13.25% on August 3, 2023, to 12.75% on September 21, 2023, to 12.25% on November 2, 2023, to 11.75% on December 13, 2023, to 11.25% on January 31, 2024 and to 10.75% on March 20, 2024. As of April 25, 2024, the SELIC rate was 10.75%. As of May 05, 2024 SELIC rate was reduced to 10.50% until September 18, 2024 when COPOM reversed the trend and increased SELIC rate to 10.75%, on November 6, 2024 to 11.25%, on December 11, 2024 to 12.25%, on January 29, 2025 to 13.25%, on March 19, 2025 to 14.25%, on May 7, 2025 to 14.75%, on June 18, 2025 to 15.00% which was still the same until March 19, 2026 when it was reduced to 14.75%. Increases in inflation in the past years led to more stringent monetary policies and interest rate increases by the COPOM. Any further increase in inflation may trigger further price volatility and the need for further interest rate increases, which could negatively affect our business and increase our indebtedness. Any change in interest rates, in particular any volatile swings, could adversely affect our growth, results of operations and financial condition, mainly by affecting product mix and client sentiment in the short term.

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
The Brazilian currency has been historically volatile and has been devalued frequently over the past three decades. Throughout this period, the Brazilian government has implemented various economic plans and used various exchange rate policies, including sudden devaluations, periodic mini-devaluations (during which the frequency of adjustments has ranged from daily to monthly), exchange controls, dual exchange rate markets and a floating exchange rate system. Although long-term depreciation of the real is generally linked to the rate of inflation in Brazil, depreciation of the real occurring over shorter periods of time has resulted in significant variations in the exchange rate between the real, the U.S. dollar and other currencies. In December 31, 2023, the real/U.S. dollar exchange rate reported by the Central Bank was R$4.841 per US$1.00, which reflected a 7.2% appreciation of the real against the U.S. dollar during 2023. As of December 31, 2024, the real/U.S. dollar exchange rate reported by the Central Bank was R$6.192 per US$1.00, a depreciation of 27.9% of the real since December 31, 2023. In 2025, the real appreciated 11.1% to R$5.502 per US$1.00. There can be no assurance that the real will not appreciate or further depreciate against the U.S. dollar or other currencies in the future.
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

33	FORM 20-F

«Table of Contents

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
On November 5, 2024, Donald Trump won the presidential election in the United States and assumed office as the 47th President of the United States on January 20, 2025. The U.S. president has considerable influence, which may materially impact global economy and political stability. Following his inauguration, President Trump has pursued a more protectionist trade agenda, including the use and expansion of tariffs and other trade-restrictive measures affecting a broad range of countries and sectors. The U.S. government has also signaled the possibility of further trade or economic actions against Brazil and other emerging market countries, including members of the BRICS group, based on geopolitical considerations, foreign policy objectives or concerns regarding international financial arrangements. We cannot ensure that the Trump administration will adopt further policies designed to promote macroeconomic stability and fiscal discipline, as well as domestic and foreign investment, which may materially and adversely impact the trading price of securities of Brazilian issuers, including our common shares. Economic uncertainty, geopolitical tensions, proposed policies including tariffs, reciprocal tariffs, trade restrictions or export controls may also create uncertainty in the Brazilian economy. These developments, as well as potential crises and other forms of political instability or any other as of yet unforeseen development, may harm our business and the price of our Class A common shares.
As Brazil moves toward nationwide elections scheduled for October 2026, uncertainty regarding the outcome of the elections may result in deterioration of the political environment and, as a consequence, affect the confidence of investors and the general public.
We may incur losses as a result of unforeseen or catastrophic events, including the emergence of a pandemic, cybersecurity incidents and events, terrorist attacks, war, trade policies, military conflict, climate-related incidents or other natural disasters.
The occurrence of unforeseen or catastrophic events, including the emergence of a pandemic, or other widespread health emergency (or concerns over the possibility of such an emergency), cybersecurity incidents and events, terrorist attacks, war, trade policies, military conflict, extreme climate-related incidents or events or other natural disasters, could create economic and financial disruptions. For instance, the spread of illnesses or pandemics has, and could in the future, cause illness, quarantines, various shutdowns, reduction in business activity and financial transactions, labor shortages, supply chain interruptions and overall economic and financial market instability. Governmental responses to such incidents may disrupt supply chains and otherwise continue to reduce international trade and business activity, and result in increased unemployment rates in Brazil, which may decrease the flow of money into investments and increase withdrawal of funds from investment and other financial products, negatively impacting our business. This may result in changes in fair value of assets and liabilities that are recognized in our income statement. Economic slowdowns and market downturns caused by pandemics, epidemics or similar crises could also negatively impact specific portfolios through negative ratings migration and higher than expected losses, potentially leading clients to redirect investments away from us and to more traditional financial institutions, as well as reduced management fees from our asset management businesses, which are required to meet certain criteria to earn performance fees. We may be unable to meet our financial targets as a result of similar incidents.
In addition, geopolitical and military conflicts, such as the war between Russia and Ukraine, war or conflicts in the Middle East and other countries and terrorist organizations, have and will continue to result in instability and adversely affect the global economy or specific markets, which could continue to have an adverse impact or cause volatility in the financial services industry generally or on our results of operations and financial conditions. These geopolitical tensions can cause an increase in volatility in commodity and energy prices, creating supply chain issues, and causing instability in financial markets. Sanctions imposed by the United States, EU, the U.K. and other countries in response to such conflicts include financial measures such as freezing central bank assets, limiting the access of and restricting dealings with designated financial institutions and sectors. These actions could further adversely impact the financial markets and the global economy, and any economic countermeasures by the affected countries or others, could exacerbate market and economic instability.

34	FORM 20-F

«Table of Contents

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
As of December 31, 2025, we did not have any relevant direct or indirect exposure to Russia, Belarus, Ukraine, Israel, Iran, or Middle East through our operations, employee base, investments, suppliers or securities trading. However, such conflict may affect the global economy and its uncertainty may cause an increase of costs related to certain financial operations, such as hedge instruments, which may affect our financial results.
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
The rating agencies began to review Brazil’s sovereign credit rating in September 2015. Subsequently, the three major rating agencies have downgraded Brazil’s investment-grade status on multiple occasions.
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
XP Control owns 100.0% of our outstanding Class B common shares, which represents approximately 71.34% of the voting power of our issued share capital, and controls all matters requiring shareholder approval. This concentration of ownership and voting power limits your ability to influence corporate matters.
As of December 31, 2025, XP Control controlled our company and did not hold any of our Class A common shares, but beneficially owned 19.88% of our issued share capital through their beneficial ownership of an aggregate of 100.0% of our outstanding Class B common shares, and consequently, 71.34% of the combined voting power of our issued share capital. Our Class B common shares are entitled to 10 votes per share and our Class A common shares are entitled to one vote per share. Our Class B common shares are convertible into an equivalent number of Class A common shares. As a result, XP Control controls the outcome of all decisions at our shareholders’ meetings, and is able to elect a majority of the members of our board of directors. The decisions of XP Control on these matters may be contrary to your expectations or preferences, and it may take actions that could be contrary to your interests. XP Control is able to prevent any other shareholders, including you, from blocking these actions.
So long as XP Control beneficially owns a sufficient number of Class B common shares, even if it beneficially owns significantly less than 50% of our outstanding share capital, it will be able to effectively control all decisions requiring shareholder approval.

35	FORM 20-F

«Table of Contents

We have granted the holders of our Class B common shares preemptive rights to acquire shares that we may sell in the future, which may impair our ability to raise funds.
Under our Memorandum and Articles of Association, the holder of our Class B common shares, XP Control is entitled to preemptive rights to purchase additional common shares in the event that there is an increase in our share capital and additional common shares are issued, upon the same economic terms and at the same price, in order to maintain their proportional ownership interests, which are approximately 19.88% of our outstanding shares. The exercise by XP Control of its preemptive rights with respect to our Class B common shares may impair our ability to raise funds, or adversely affect the terms on which we are able to raise funds, as we may not be able to offer to new investors the quantity of our shares that they may desire to purchase. For more information, see “Item 10. Additional Information—B. Memorandum and Articles of Association—Preemptive or Similar Rights.”
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
As of December 31, 2025, we had 415,368,323 Class A common shares and 103,375,726 Class B common shares issued and outstanding. The Class A common shares sold in our public offering are freely tradable without restriction or further registration under the Securities Act by persons other than our affiliates within the meaning of Rule 144 of the Securities Act.
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
Sales of substantial amounts of our Class A common shares in the public market, or the perception that these sales may occur, could cause the market price of our Class A common shares to decline. This could also impair our ability to raise additional capital through the sale of our equity securities. Under our Articles of Association, we are authorized to issue up to 3,500,000,000 shares, of which 518,744,049 common shares were outstanding as of December 31, 2025. We cannot predict the size of future issuances of our shares or the effect, if any, that future sales and issuances of shares would have on the market price of our Class A common shares.
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

36	FORM 20-F

«Table of Contents

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
Each Class A common share entitles its holder to one vote per share and each Class B common share entitles its holder to 10 votes per share, so long as the total number of votes of the issued and outstanding Class B common shares represents at least 10% of the voting share rights of the Company. As of December 31, 2025, the beneficial owner of our Class B common shares consisted of XP Control with 100.0% of the Class B common shares issued and outstanding. Due to the ten-to-one voting ratio between our Class B and Class A common shares, our controlling shareholder, XP Control, controls a majority of the combined voting power of our common shares and therefore is able to elect a majority of the members of our board of directors, so long as the total number of the issued and outstanding Class B common shares is at least 10% of the voting share rights of the Company.
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

37	FORM 20-F

«Table of Contents

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
As a foreign private issuer, we are subject to disclosure, reporting and compliance obligations that differ from those applicable to U.S. registrants. For example, we are not required to file quarterly reports on Form 10-Q current reports on Form 8-K, or comply with the U.S. proxy rules under Section 14 of the Exchange Act or the insider and short-swing profit rules under Section 16 of the Exchange Act. In addition, we rely on exemptions from certain U.S. rules which permit us to follow Cayman Islands legal requirements rather than certain of the requirements that are applicable to U.S. domestic registrants.
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

38	FORM 20-F

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
The determination of foreign private issuer status is made annually on the last business day of an issuer’s most recently completed second fiscal quarter. In order to maintain our current status as a foreign private issuer, either (1) more than 50% of our Class A common shares must be either directly or indirectly owned of record by nonresidents of the United States or (2)(a) a majority of our executive officers or directors may not be U.S. citizens or residents; (b) more than 50% of our assets cannot be located in the United States; and (c) our business must be administered principally outside the United States. If we lose this status, we would be required to comply with the Exchange Act reporting and other requirements applicable to U.S. domestic issuers, which are more detailed and extensive than the requirements for foreign private issuers. We may also be required to make changes in our corporate governance practices in accordance with various SEC and Nasdaq rules. The regulatory and compliance costs to us under U.S. securities laws if we are required to comply with the reporting requirements applicable to a U.S. domestic issuer may be significantly higher than the costs we will incur as a foreign private issuer.
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

39	FORM 20-F

«Table of Contents

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

40	FORM 20-F

«Table of Contents

There can be no assurance that we will not be a passive foreign investment company for any taxable year, which could subject United States investors in our Class A common shares to significant adverse U.S. federal income tax consequences.
Under the Internal Revenue Code of 1986, as amended, or the “Code,” we will be a passive foreign investment company, or “PFIC,” for any taxable year in which, after the application of certain look-through rules with respect to subsidiaries, either (1) 75% or more of our gross income consists of “passive income”; or (2) 50% or more of the average quarterly value of our assets consists of assets that produce, or are held for the production of, “passive income.” Passive income generally includes dividends, interest, certain non-active rents and royalties, and capital gains. Based on our operations, income, assets and certain estimates and projections, including as to the relative values of our assets, including goodwill, which is based on the market price of our Class A common shares, we do not believe we were a PFIC for our 2025 taxable year. However, there can be no assurance that the Internal Revenue Service, or the “IRS” will agree with our conclusion. In addition, whether we will be a PFIC in 2026 or in any future year is uncertain because, among other things, our PFIC status for any taxable year will depend on the composition of our income and assets and the value of our assets from time to time (which may be determined, in part, by reference to the market price of our Class A common shares, which could be volatile). Accordingly, there can be no assurance that we will not be a PFIC for any taxable year.
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
ITEM 4. INFORMATION ON THE COMPANY
A.    History and Development of the Company
Corporate Information
Our legal and commercial name is XP Inc., a financial holding company incorporated under the laws of the Cayman Islands as an exempted company with indefinite duration and limited liability on August 29, 2019, that through our affiliates, provides financial solutions by universalizing access to top-quality financial services through a strategy that explores the synergy between retail investment, retail cross-sell, and wholesale banking.
Our registered office is c/o Maples Corporate Services Limited, P.O. Box 309, Ugland House, Grand Cayman, KY1-1104, Cayman Islands and our principal office is located at 20, Genesis Close, Grand Cayman, George Town, Cayman Islands, KY-1-1208, and our telephone number at this address is +55 11 3075 0429. We have appointed XP Investments US, LLC, with offices at 55 West 46th Street, 30th Floor, New York, NY 10036, as our agent for service of process with respect to any action brought against us in the United States under the federal securities laws of the United States or of any state in the United States.
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
Share Capital
As of December 31, 2025, we had a total of 518,744,049 common shares issued, 103,375,726 of these shares are Class B common shares beneficially owned by XP Control, and 415,368,323 of these shares are Class A common shares owned by investors.

41	FORM 20-F

«Table of Contents

Capital Expenditures and Divestitures
Our principal capital expenditures and divestitures since the beginning of our last three financial years relate primarily to investments in technology and operational infrastructure supporting our platform and operating capabilities, as well as selective acquisitions and minority investments intended to expand capabilities and distribution. The amounts invested, and the related cash flow impacts, are presented in “Item 5. Operating and Financial Review and Prospects—Liquidity and Capital Resources” and in our consolidated financial statements (including the consolidated statement of cash flows and relevant notes) included elsewhere in this annual report.
Information regarding principal capital expenditures and divestitures currently in progress, including the geographic distribution of these investments (home and abroad) and the method of financing (internal or external), is included in “Item 5. Operating and Financial Review and Prospects—Liquidity and Capital Resources” and in our consolidated financial statements included elsewhere in this annual report.
Acquisitions and New Lines of Business
Banco Modal S.A. acquisition by Banco XP S.A.
On January 6, 2022, we entered into a binding agreement to acquire Banco Modal S.A., or “Modal,” with Banco XP through certain corporate acts pursuant to which Banco XP would deliver up to 19.5 million newly issued XP Inc. Class A common shares in the form of XP BDRs to shareholders of Modal.
The transaction was approved by CADE in July 2022 and by the Central Bank in June 2023. We closed the transaction on July 1, 2023, the date on which we obtained control of Modal in exchange for the delivery of 18.7 million XP BDRs to the shareholders of Modal. This amount reflects the initial amount of 19.5 million XP BDRs adjusted for the interest on equity amount of R$82.1 million, distributed by Banco Modal between January 6, 2022 and the closing date of the transaction. On September 1, 2025, after concluding all business integration, the Brazilian Central Bank approved the merger of Banco Modal to Banco XP, through the incorporation of Banco Modal’s assets and liabilities by Banco XP. As a result, Banco Modal was dissolved. This transaction has no significant impact on our financial position or results of operations.
Acquisition of Minority Stakes in Asset Managers
In line with our strategy of acquiring minority stakes in asset managers, since 2020 we have invested in relevant asset managers, such as Vista Capital Holding S.A., or “Vista Capital,” Giant Steps Empreendimentos S.A., or “Giant Steps,” Capitânia Holding S.A. or “Capitânia”, Jive Investments Consultoria S.A., or “Jive,” AZ Quest Holding S.A or “AZ Quest”, Newave Holding S.A. or “Newave”, Novus, Encore and Augme. These are all independent investment managers in Brazil, each with different strategies such as credit recovery, real estate, energy sector and distressed strategies. In 2025, we signed a convertible loan agreement with JGP Crédito and increased our stake in Jive. These transactions reinforce our strategy to develop the most complete ecosystem of managers and distributors in Brazil. Additionally, we believe the development of independent asset managers contributes to an increase in secondary market liquidity, helping to democratize access to investment products to more Brazilians.
Acquisition of Minority Stakes in IFA Firms
During the year ended December 31, 2023 and 2024, we have entered into agreements through our subsidiary, XP Controle 5 Participações Ltda, with the largest independent financial adviser firms of our network (Monte Bravo, FMX Capital, Blue3, Manchester, Nomos, SVN and Ável, or our “IFA Firms”) and their respective principal shareholders, pursuant to which we have been acquiring minority interests in a holding company that will consolidate the business generated by the main shareholders of the IFA Firms in the financial market, including through the IFA Firms. During the year ended December 31, 2025, we have entered into agreements through our subsidiary, XP Controle 5 Participações Ltd, with Kona, Critéria, Center and Inove. As of December 31, 2025, we owned minority interests in the holding companies of Monte Bravo, Blue3, Ável, FMX, SVN, Manchester, Nomos, Kona, Critéria, Center and Inove. We intend to continue to acquire interests in the holding companies of the IFA Firms subject to the satisfaction of customary conditions precedent.

42	FORM 20-F

«Table of Contents

B.    Business Overview
Our Mission
Our mission is to transform the financial markets in order to improve people’s lives in Brazil, which is the eleventh largest economy in the world with over 213 million people in 2025 and a GDP of R$12.7 trillion (approximately US$2.3 trillion) in 2025, according to the IBGE. We believe the financial services industry in Brazil is inefficient and expensive by international standards and provides poor client experiences. Brazil’s investments industry is highly concentrated and we estimate our Individual’s Client Assets as of December 31, 2025 to account for nearly 12% of a market totaling R$ 8.6 trillion, according to internal research and public data from Anbima.
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
Our vision is to become leaders in the Brazilian investment market and to provide the best complementary financial services, such as asset management and wholesale banking, to our clients. We are dedicated to disrupting this market and improving people’s lives by providing them with access to more financial products and services through multiple channels, at lower fees, with a strong emphasis on financial education and high-quality services delivered through a highly differentiated client-centric approach and innovative technology solutions. More recently, we have been evolving beyond the market in order to differentiate ourselves with higher quality end-to-end services, by providing superior functionality, smarter curated advice, better software and Apps, and high-quality support.
Introduction to XP
XP is a leading, technology-driven platform and a trusted provider of low-fee financial products and services in Brazil. We have developed a mission-driven culture and a business model that we believe provide us with strong competitive advantages in our market. We use these to disintermediate the legacy models of traditional financial institutions by educating new classes of investors, democratizing access to a wider range of financial services, developing new financial products and technology applications to empower our clients and providing what we believe is the highest-quality customer service and client experience in the industry in Brazil. We believe we have established ourselves as the leading alternative to the traditional banks, with a large and fast-growing ecosystem of retail investors, institutions, and corporate issuers, built over many years that reached approximately 4.7 million active clients. Based on data from the sources indicated below, we believe we are the:
•#1 Ranked Financial Investment Brand in Brazil – with an NPS of 65 as of December 2025;
•#1 Independent Financial Investment Platform in Brazil – with Client Assets of R$1.5 trillion as of December 31, 2025;
•#1 Independent Digital Platform for Investors in Brazil – with three digital portals: XP, Rico™ and Clear™, serving clients directly, XP Inc. has the largest number of followers on Instagram among investment firms in Brazil;
•#1 Financial Investment Network in Brazil – with a range of proprietary XP Advisory Services and IFAs, which altogether corresponds to approximately 18,000 advisors as of December 31, 2025, our network onboard new clients onto the XP Platform;
•#1 Financial Media Portal in Latin America – with approximately 8.0 million monthly unique visitors to our Infomoney™ website as of December 31, 2025; and
•#1 Financial Services Event in Latin America – with over 50,000 in-person attendees at our annual EXPERT conference held both in-person and virtually in August 2025, we believe it ranks as the largest investment services event in Latin America and one of the largest in the world based on an internal analysis of third-party data.

43	FORM 20-F

«Table of Contents

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
•Empowerment of XP Advisors to Provide Enhanced Quality & Experience – By providing our advisors with our cutting-edge proprietary software in order to personalize client’s asset allocation and risk management, we are able to continue to differentiate ourselves with higher quality end-to-end services, and smarter curated advice.

44	FORM 20-F

«Table of Contents

The chart below illustrates the growth of our total client assets as our business evolved over time.
Total Client Assets Under Custody (in Reais millions)
The XP Business Model
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

45	FORM 20-F

«Table of Contents

•A Self-Reinforcing Ecosystem – We believe we have developed a valuable ecosystem of clients, distribution channels and media content that are a powerful lead-generation engine, reinforcing each other and helping promote XP’s products and services as they grow. These include:
▪User Base of Clients – This includes our (1) approximately 4.8 million retail clients who buy and sell the financial products on our platform as of December 31, 2025, benefiting from our ecosystem because they can access a much broader portfolio of financial products, from hundreds of different providers, and get help finding the product that is right for them, all in a user-friendly way, with exceptionally low fees; and (2) over 800 commercial clients as of December 31, 2025, such as institutions and corporate issuers, fund managers, private banks, corporate treasuries and insurance companies, who provide additional liquidity and unique financial products for our platform. These issuers benefit from our ecosystem because they are provided with dedicated strategic advisory services that enable them to access a much broader pool of capital, from our retail investors, at an overall lower cost.
▪Omni-Channel Distribution Network – This enables us to reach clients and deliver our products and services through a range of proprietary brands and channels, that includes (1) XP Direct, our fast-growing full-service offering for mass-affluent clients; (2) RicoTM, our online-only solution for self-directed investors; and (3) ClearTM, our digital portal and electronic trading platform for retail active traders. We also reach clients through our proprietary, and efficient distribution network of IFA partners. Our IFA partners benefit from our suite of financial products, education tools, and the IFA-specific applications that we developed to help them build and grow their businesses, and we benefit from their abilities to reach and cultivate new clients. Altogether, our distribution network encompasses approximately 18,000 thousand advisors, forming the largest financial advisor network in the country.
▪Complementary Capabilities – In order to extend our services and reach, we have built over the last few years complementary business lines such as asset management and wholesale banking, which we believe can benefit from and reinforce our powerful ecosystem.
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
▪Collateralized Credit Products – We have offered our XP-brand clients access to low-fee collateralized credit lines to improve their experience within the XP ecosystem since 2020. Most of our credit portfolio is collateralized with investments held in XP, both from companies and individuals. Our loan book, excluding credit cards, increased 1.2% , reaching R$25.2 billion in December 31, 2025.
▪Credit and Debit Cards – Our credit card is the first of its kind to offer an investment-back award, or “investback,” of 1% of all purchases, free of any charges for clients in the XP brand with over R$50,000 in investments. In December 2021, we lowered that threshold for clients that have at least R$5,000 invested with us, further improving our client’s experience within the XP ecosystem. In October 2022, we further expanded the eligible client base for both credit and debit cards with the official launch in the Rico brand. In December 31, 2025, we had a total of approximately 1.5 million active cards, both credit and debit, and a total payments volume, or TPV, of R$52.2 billion in 2025.

46	FORM 20-F

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
Our Operations
We operate an asset-light, scalable business model that emphasizes operational efficiency and profitability. We leverage our business model to serve a diverse group of retail, corporate and institutional clients in local and international markets, with offices in Brazil, New York and Miami. We currently serve approximately 4.8 million active retail clients who have an investment account with us. Approximately 25% of our clients are served by one of our IFA partners whereas approximately 75% of our clients are served through direct channels, either utilizing an account through one of our websites, or served by an investment adviser through XP Direct. As of December 31, 2025, our average Retail Client Assets per client account was approximately R$263 thousand.
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

47	FORM 20-F

«Table of Contents

Depending on the mix of products and services, we generate numerous forms of income from Client Assets, including advisory fees, commissions, distribution fees from product offerings, asset management fees, among others. Following the launch of some of the aforementioned new products, we were able to add new forms of income into our ecosystem, such as credit card interchange fees, and income from interest on loans. As a result of our enhanced business model and market position, our revenue tends to be more diversified now than it was a few years ago, with non-investments retail business lines representing close to 26.5% of total revenues in 2025, making our business less cyclical. We have established a track record of delivering strong financial performance, even during difficult macroeconomic conditions in Brazil. For example, while Brazil GDP growth fluctuated significantly over the past decade, with Brazil going through cycles, our core investment KPIs kept growing consistently, with Client Assets reaching R$1.5 trillion in December 31, 2025.Our technology-driven business model is asset-light and highly scalable. This enables us to generate scale efficiencies from increases in Client Assets. We conduct the majority of our business online and through mobile applications and emphasize operational efficiency and profitability throughout our operations. These operating efficiencies enable us to generate strong cash flow in various market conditions, allowing us to continue investing in the growth of our business. Additionally, our strong balance sheet serves as a substantial competitive advantage in relation to other independent financial services providers in Brazil, enabling us to underwrite, develop and distribute new financial products and services, and capture inorganic opportunities, such as our acquisitions of equity in DM10 in November 2020, Antecipa in September 2020, WHG in September 2020, in some asset managements throughout 2021 and 2023, such as Giant Steps, Jive, Capitânia, Vista Capital, AZ Quest, Newave and Habitat Capital; Trybe, BTR Benefícios e Seguros, some research companies such as Suno. In addition between the second half of 2021 and 2022, we entered into investment agreements with, among other entities, IFAs, and in the end of 2023 and during 2024 we have concluded the acquisition of minority stake in some IFAs, such as Manchester, Blue 3, Ável, Monte Bravo, FAMI and SVN. We may carry out additional stake acquisitions or investments from time to time.
Our Market
Brazil is a large and attractive market for financial services and financial technology solutions. The country has the seventh largest population and the tenth largest economy in the world with over 213 million people and a GDP of nearly US$2.3 trillion in 2025. Brazil’s GDP growth fluctuated significantly over the past decade, with Brazil going through different recessions, political turmoil and the COVID-19 outbreak, our core investment KPIs kept growing consistently, with Client Assets reaching R$1.5 trillion in December 31, 2025. For more information on our outstanding agreements, see “Item 5. Operating and Financial Review and Prospects—A. Operating Results”.
Key Market Challenges
We believe the Brazil financial services industry faces several important market challenges that create market inefficiencies and opportunities for disruption, including:
•Highly Concentrated Market – In Brazil, the financial services market continues to be controlled by a few traditional financial institutions. We estimate our Individual Client Assets as of December 31, 2025 to account for nearly 12% of a market totaling R$8.6 trillion, based on Anbima our internal analysis. According to the latest information from the Central Bank and Fenaprevi for 2025, these same five banks collectively accounted for: (1) 63% of the R$6.5 trillion in all deposits; (2) 97% of the R$1,320 billion in mortgages; (3) 54% of the R$735 billion in credit card outstanding balances for individuals; (4) 85% of the R$1.5 trillion in open retirement plans; (5) 69% of the R$4.7 trillion in total individual loans ; and (6) 58% of the R$3.2 trillion in corporate credit balances. We believe this concentration has created material market inefficiencies which provide significant opportunities for disruption, disintermediation, and new business models.
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

48	FORM 20-F

«Table of Contents

•Promotion of Inefficient Financial Products – In Brazil, the traditional banks continue to promote inefficient financial products, such as self-issued time deposits, or “CDBs,” and savings accounts called poupança, since their primary business is related to grow the loan book, therefore they provide a large number of the mass population of investors with very low returns and punitive redemption options, often at an attractive margin to the bank. Poupança accounts account for 11.2% of the volume invested by all individual investors in Brazil, according to Anbima data as of December 31, 2025, despite paying relatively low interest rates, often lower than the SELIC rate in Brazil, and occasionally even lower than the inflation rate, as shown in the graph below. We believe the continued promotion of these products is not in the best interests of investors, but they continue to generate high fees for the traditional banks.
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

49	FORM 20-F

«Table of Contents

•Sustainability: which it defines as “the allocation of resources directed towards the development of a more sustainable, dynamic and modern economy”. Initiatives in this dimension involve improvement of regulation on socio-environmental risks, improvement of the stress test for climate risks and nomination of the Central Bank representatives to join the Network from Greening the Financial System (NGFS).
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
•Increasing Number of Independent Financial Advisors – The career market for registered IFAs is growing rapidly in Brazil as the traditional banks continue to close branches and reduce costs from their large legacy operations. Many top financial services professionals who previously worked in these banks are looking to become IFAs. The total number of IFAs in Brazil has grown from over 5 thousand in 2015 to more than 20 thousand by 2025, according to the Brazilian National Association of Brokers and Dealers of Securities, Foreign Exchange and Commodities (Associação Nacional das Corretoras e Distribuidoras de Títulos e Valores Mobiliários, Câmbio e Mercadorias), or “ANCORD.”
•Increasing Demand for Turn-Key Solutions and Applications for IFAs – Many of these IFAs are looking for new platforms, that provide the product suites, business management tools and technology applications that they can use to start their businesses, attract new customers and manage their operations more effectively.
•Disintermediation of Investments, Credit and Market Equitization – Greater access to information and technology is making Brazilians increasingly aware and inclined to look for alternatives outside the traditional retail banks for investment products and services. Brazil is in the early stages of this process and we estimate our Client Assets as of December 31, 2025 to account for nearly 12% of a market totaling R$ 8.6 trillion. In addition, equities as an asset class is still incredibly underpenetrated among retail investors, with only approximately 0.7% of Brazilians having an active brokerage account. Further evidence of this trend is the spike seen in the number of individual investors in the B3. This figure increased almost 283% from 1.4 million individual investors in December 2019 to 5.5 million individual investors in December 2025.
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

50	FORM 20-F

«Table of Contents

Addressable Market Opportunities
We believe our XP Model will benefit from these key market trends and the favorable macroeconomic environment in Brazil, and has positioned us to continue to penetrate, grow and expand our large addressable market opportunity in Brazil. According to internal estimates, as of December 31, 2025, our Client Assets only account for 12% of a R$ 8.6 trillion market. Given our leadership, scale, brand and competitive advantages provided by our XP Model, we believe we will benefit from and continue to be a catalyst for:
•Continued Growth of the Investment Assets Addressable Market – According to our estimates, the total addressable market of investment assets in Brazil is expected to reach R$9.8 trillion in 2026.
•Continued Expansion of Our Addressable Market into New Areas – We have made significant progress in disrupting the investment services of traditional banks, which can be among the hardest to penetrate, due to the difficulty in gaining customer trust, and have one of the highest switching costs in the financial services industry, due to the expense and tax impact of moving accounts. According to our estimates for 2025, we believe the total addressable market size, including adjacent markets that could be complementary to XP, such as insurance, credit and debit cards and other loans was larger than R$600 billion in gross revenues before funding costs.
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
Ability to execute and innovate
Our culture allows us to quickly execute challenging projects and to constantly innovate. For example, in just a few years we were able to build an advisory distribution network, a Retail Liquidity Provider (RLP) service, an Investment Banking business, one of the fastest growing pension insurers in Brazil, a premium credit card and a global investment platform.

51	FORM 20-F

«Table of Contents

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
Our Growth Strategies
Despite our success to date, we believe our business is still in the early days of driving the disintermediation of traditional financial institutions in Brazil and offering better alternatives to their legacy models and practices. We believe there is a large addressable market opportunity remaining in our core business and significant market share to win since, as of December 31, 2025, our Client Assets (assets under custody) accounts for only 12% of a R$ 8.6 trillion market, according to our internal estimates. We intend to leverage our competitive strengths and continue to enhance the strategic advantages we have created through the XP Model in order to continue to grow and expand our business.

52	FORM 20-F

«Table of Contents

We have four strategic pillars that we believe will guide us to our long term vision. These pillars are known by every employee and they guide our business decisions such as choosing priority projects and the allocation of resources in the budget. Our strategic pillars are the following:
•Leadership in Investments - Our first pillar aims to protect and expand our core business. We will continue to seek a greater share of the total Client Assets and trading volumes from our clients, who often keep assets in different accounts and may use the services of several firms. We also intend to continue to grow our base of active retail clients, which reached approximately 4.8 million as of December 31, 2025, an increase of 2% year over year, as well as our base of institutional trading partners and corporate issuers who provide additional liquidity and products to our platform. We intend to do so by:
▪Improving segmented value proposition – We aim to grow our client base and our share of wallet in different customer segments. It is key to customize our value proposition to individual investors from Retail to Private segments and to companies from SMEs to Corporate segments;
▪Expanding Our Omni-Channel Distribution Network – We intend to lead the evolution of the investments advisory profession in Brazil. We want to position XP Inc. as the premier HUB for all types of financial advisory entrepreneurs, including: Independent Financial Advisors (IFA), Internal advisors in the XP’s brands, Wealth Managers and Financial Consultants. We also want to offer white label solutions for partners, with a Broker as a service business.
▪Growing Our Investment Platform Offering – While we believe our open product platform is key competitive advantage versus the limited, closed-loop platforms of the traditional financial institutions, we believe there is a significant opportunity to continue to build on this strength and provide our clients with greater selection and investment opportunities by (1) developing new investment products; and (2) incorporating new investment products from our partners and competitors.
▪Providing the best financial planning solution for our clients – We aim to offer the best portfolio allocation solutions, customized by client profile and objective.
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
Our quality initiative and objective are the foundation of our three pillars of growth, based on delivering a higher quality experience end-to-end. We are focusing on offering superior functionalities, services, support, software and apps. Our goal is to achieve leadership in the Brazilian investment market and provide the best complementary financial services. We believe in incremental opportunities to disintermediate traditional financial institutions' legacy models in other financial sectors beyond investments. These sectors tend to be easier to penetrate and have much lower switching costs versus the investment services industry. We estimate that the total addressable market size was larger than R$600 billion in gross revenues in 2025, including adjacent markets complementary to XP's core market, such as insurance, credit and debit cards, and other loans.
Our Environmental, Social and Governance Commitment
Overview and Business Relevance
We view environmental, social and governance (“ESG”) matters primarily through the lens of (i) governance and risk management, (ii) trust and quality of client outcomes, and (iii) the long-term resilience of our platform and ecosystem. Since 2020, we have continued to evolve our ESG agenda by integrating relevant ESG considerations into internal operations, risk management processes and business practices, with particular focus on matters we consider material to our activities, including social, environmental and climate-related risks in our operations and credit and capital markets activities, as well as people, culture and inclusion.

53	FORM 20-F

«Table of Contents

Our ESG agenda intersects with our strategy and operating model in multiple ways, including: (1) strengthening governance and oversight of key risks; (2) supporting the development and distribution of investment solutions that incorporate ESG-related considerations where relevant; and (3) enhancing the sustainability and resilience of our operations and supply chain. We have also joined the Climate Commitment, an initiative by Instituto Ekos Brasil that connects companies interested in offsetting their Greenhouse Gas Emissions and projects dedicated to generating social and environmental benefits. With respect to Diversity and Inclusion we have partnerships with Racial Equity Movement (MOVER), Pact for the Promotion of Racial Equity and Inclusion Business Network, and Pact for Inclusion of People with Disabilities (Rede Reis).
Voluntary Commitments and External Frameworks
We participate in certain voluntary initiatives and frameworks that we use to inform aspects of our ESG governance, risk management and disclosure practices. These include being a signatory to the Principles for Responsible Investment (“PRI”) and the UN Global Compact, and participating in initiatives related to climate disclosure and financed emissions methodologies, including the Carbon Disclosure Project (“CDP”) and the Partnership for Carbon Accounting Financials (“PCAF”). We also participate in local initiatives and partnerships focused on social themes, including diversity, inclusion and accessibility.
Participation in these initiatives does not, by itself, determine the scope of our ESG practices or disclosures. The relevance of any framework depends on our business model, regulatory context and the materiality of specific ESG-related risks and opportunities.
ESG Governance and Risk Management (PRSAC and Oversight)
We maintain a governance structure intended to support oversight and execution of ESG-related priorities and the implementation and monitoring of our Social, Environmental and Climate Responsibility Policy (Política de Responsabilidade Social, Ambiental e Climática, or “PRSAC”). Our executive leadership is responsible for supervising ESG strategy and the implementation of PRSAC-related processes and controls. We also designate an executive officer responsible for supporting PRSAC implementation, monitoring and reporting, and assisting executive leadership and, where applicable, the Board of Directors.
Our social, environmental and climate risk management framework is organized around five pillars:
1.Governance and regulatory – development and maintenance of governance processes, policies, standards, procedures and metrics, including alignment with applicable regulatory requirements relating to ESG and climate-related matters.
2.Methodologies and analysis – development and refinement of internal methodologies used to assess ESG and social, environmental and climate risks, including tools such as internal rating methodologies, climate sensitivity assessments, financed emissions methodologies and, where applicable, carbon footprint methodologies for certain portfolios or products.
3.Management and reporting – monitoring and reporting of selected ESG and social, environmental and climate risk indicators, including internal reporting to relevant governance forums and committees, and management of social, environmental and climate-related events or losses where applicable.
4.ESG products – development and monitoring processes for certain products that incorporate ESG-related characteristics or labeling, including governance intended to support product integrity and appropriate disclosure.
5.Institutional sustainability and education – training and awareness initiatives designed to strengthen internal capabilities on social, environmental and climate risks, including human rights and diversity-related topics.
We also consider recommendations from the Task Force on Climate-Related Financial Disclosures (“TCFD”) as an input to our climate governance and disclosure practices. In 2022 and 2023, we developed and implemented methodologies for measuring and managing climate risk and, in 2024, we continued to evolve our climate agenda, including through climate stress tests and scenario analyses and, to reinforce this commitment, in 2025, we have established climate transition targets.
Integration Across Business Processes
To support integration of ESG and social, environmental and climate risk considerations into business practices, we apply ESG related assessments and controls across selected processes and activities, which may include, depending on the business line and risk profile:
–onboarding and due diligence processes (individual and corporate, as applicable);
–supplier onboarding and monitoring (including supplier homologation);
–selected treasury and foreign exchange-related activities;

54	FORM 20-F

«Table of Contents

–corporate credit and rural credit processes ;
–capital markets-related activities (including DCM and ECM processes, as applicable);
–asset management and product governance processes; and
–evaluation of selected new products and business initiatives.
In addition, we maintain technical ESG subject-matter capabilities embedded within certain internal areas and controlled companies (sometimes referred to internally as an “ESG chapter”) to support implementation, monitoring and continuous improvement across business units.
Climate Risk, Financed Emissions and Environmental Management
We monitor climate-related topics through both institutional and portfolio-related lenses. For example:
–We analyze climate risk exposure and climate sensitivity of our credit portfolio using sector and proportionality-based approaches, including tools developed by the Brazilian Federation of Banks (“FEBRABAN”), which combine variables such as sector classification, credit rating, portfolio representation and weighted average tenor to identify climate-sensitive exposure.
–Since 2019, we have calculated, monitored and published an annual greenhouse gas (“GHG”) emissions inventory, including Scope 1, Scope 2 and Scope 3 emissions. We have refined the scope and methodologies used to calculate emissions over time, including in 2023 and 2024 through expanded scope coverage and third-party verification processes. In 2025 we continued to evolve our methodologies, and we have established emissions targets.
–We seek to offset portions of our institutional carbon footprint through the acquisition of carbon credits from selected projects (including conservation and energy-related projects). The scope and methodology for offsetting may vary depending on market conditions, project availability and internal governance criteria.
We consider social, environmental and climate risk management to be relevant to the resilience of our platform and, in certain contexts, material to our business. However, climate-related risks and opportunities may evolve over time depending on regulatory developments, market dynamics and methodological changes in the measurement of financed emissions and climate sensitivity. We expect to continue evolving our methodologies, controls and disclosures as regulatory expectations, market practices and risk profiles develop over time.
Sustainable Investment Solutions and ESG-Related Products
We offer access to investment solutions that incorporate ESG-related considerations in their strategy, labeling or investment process. These solutions may include third-party and proprietary products across different asset classes, such as equity, fixed income, hedge fund, index, private equity and pension funds, and may include local and global strategies. Definitions of “ESG,” “sustainable” and “ESG-labeled” products vary across market participants and frameworks, and product characteristics depend on the relevant offering documents and investment mandates.
We also support ESG-related market content and research coverage. For example, in 2025 our research team published 94 ESG- focused reports (including thematic reports and updates), and ESG-related analysis coverage expanded to 106 companies under coverage. During 2025, the team also held over 180 ESG-related meetings with institutional investors and promoted events related to ESG topics.
In addition, we have launched ESG ETFs on B3 and introduced sustainable securities in the fixed income market, considering both local and international debt markets. In 2025 we also launched sustainable investment funds managed by our asset management business.
Diversity, Inclusion and People
We seek to foster an inclusive and respectful working environment and monitor selected people metrics, including gender, ethnicity and disability representation, supported by internal initiatives and affinity groups. Our diversity initiatives also include participation in external networks and programs related to diversity, inclusion and accessibility.

55	FORM 20-F

«Table of Contents

We track and report selected diversity metrics internally and, where applicable, externally. For example, the representation of women in our total workforce increased from 26.5% in 2020 to 34.0% in 2025, and the representation of women in leadership increased from 12.0% to 26.7% over the same period. Representation of black individuals increased from 17.6% in 2020 to 20.5% in 2025, and representation of black leaders increased from 2.0% in 2021 to 13.8% in 2025. Representation of people with disabilities in 2025 was 2.42% and we aim to achieve more than 5% by 2030. These metrics are based on internal data and are subject to the limitations of self-identification and data collection methodologies.
Financial and Technology Education
Financial and technology education are part of our broader efforts to support long-term client outcomes and financial inclusion. We engage in partnerships and initiatives aimed at financial education and provide free technology education programs intended to promote accessibility and inclusion. The scope and impact of these initiatives depend on program design, participant engagement and the broader market environment.
For additional information regarding risk factors that may relate to ESG, climate, social or governance matters, see “Item 3. Key Information—D. Risk Factors.”
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

56	FORM 20-F

«Table of Contents

Name	Type	Description	Clients

Brokerage Securities	Investment Products
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
XP branded solutions and distribution of over 296 funds from 109 leading independent insurers and asset managers, including:
•Pension and social security funds; and
•Life insurance products of the main independent providers, with similar characteristics to those offered in more developed markets.
•Retail •Institutional

Wealth Management Services	Investment Products	A suite of asset organization, succession planning and other services.	•Retail

Other Investment Products	Investment Products	•Real Estate funds of corporate assets logistics, retail and receivables; and •Equity and debt capital markets solutions.	•Retail •Institutional

57	FORM 20-F

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
Proprietary Media and Digital Content
Our media and digital content are an ecosystem of portals and initiatives that aim to democratize access to financial content in Brazil. It is composed of five key initiatives: Infomoney, XP Educação, EXPERT Platform, EXPERT Event and XP Influencers. As we empower Brazilians on how to take investment decisions more independently, we help attract, retain and monetize our clients. We attract clients by providing multiple, ongoing touch points, which we believe help build brand awareness, trust and a greater familiarity and comfort level with investing. These initiatives provide us with a strong organic flow of prospective clients and a highly efficient source of customer acquisition. With millions of users navigating through our platforms monthly, we leverage big data analytical tools and artificial intelligence technology to help create an increasingly personalized experience that helps retain clients. Our content also helps our clients navigate and evolve through their journey as investors, which we believe helps them optimize their asset allocations over time.
•Infomoney – acquired in 2011, Infomoney is the largest investment-related website in Latin America, with approximately 8 million monthly unique visitors as of December 31, 2025.
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
•EXPERT Event – our annual conference for clients, IFAs and partners has become the largest investment event in Latin America. In 2025, the EXPERT event had over 50.000 attendees, including approximately 230 sponsors, over 350 speakers, and over 120 hours of content. EXPERT 2025 included many of world-renowned speakers, including the actor and former governor of California Arnold Schwarzenegger and the former Vice-President of the United States Al Gore.
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

58	FORM 20-F

«Table of Contents

•IFA Network – Our proprietary distribution network of IFA partners solicit new clients and help us onboard them as XP clients. We believe our IFA partners choose to work with XP for a number of reasons, including: (1) our deep understanding and appreciation of the IFA business model and our promotion of IFA careers given our origins as an IFA; (2) our dedicated suite of technology tools designed to help IFAs manage their businesses more effectively; (3) our trusted brand and reach across Brazil; and (4) our proprietary market information, which can help IFAs reach and sell their services to customers more effectively.
•Wealth Services – Our Wealth Services channel (Consultores, Gestores and Multi-Family Offices) encompasses CVM-registered investment consultants (consultores de valores mobiliários), which are referred to in this form as Registered Investment Advisors - RIA, portfolio managers (gestores), and multi-family offices (MFOs). CVM-registered investment consultants are independent professionals registered with the CVM pursuant to CVM Resolution No. 19/2021, who provide personalized investment advice on a fiduciary basis and are compensated exclusively through fees charged directly to clients, independent of product distribution. Portfolio managers and MFOs are also licensed by the CVM and utilize our platform to deliver comprehensive investment solutions to their clients.
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

59	FORM 20-F

«Table of Contents

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

60	FORM 20-F

«Table of Contents

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

61	FORM 20-F

«Table of Contents

Our Fraud Prevention and Risk Management
Our fraud prevention and risk management operations are primarily managed by three different groups that are staffed with dedicated employees to audit and mitigate our company risk exposure. This team is composed of highly qualified personnel that come from a variety of backgrounds in other areas, such as telecommunications, credit card issuing, merchant acquiring, banking and the stock market. They are completely independent from our business functions and report directly to our Chief Risk Officer. These groups include:
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
Regulatory Overview
We are subject to government authorizations in the jurisdictions in which we operate and conduct our activities.

62	FORM 20-F

«Table of Contents

Our Regulatory Position
Five of our subsidiaries, XP CCTVM S.A., Banco XP S.A., or “Banco XP,” XP DTVM Ltda and XP Serviços Financeiros DTVM Ltda. perform activities that are subject to regulation in Brazil by the Central Bank. As required by the applicable Brazilian regulation, they must possess authorizations from the Central Bank in order to operate, as follows:
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
•Class B Bank Branch & Trust License – Since January 1st, 2023, Banco XP is licensed by CIMA to perform banking, investments, and trust activities.
Eight of our subsidiaries, XP CCTVM, XP DTVM, XP Serviços Financeiros DTVM, XP Gestão, XP Advisory, XP Vista, XP PE, XP Sports, and XP Allocation perform activities that are subject to regulation in Brazil by the CVM. As required by the applicable Brazilian regulation, they are authorized to operate by the CVM, as follows:
•XP CCTVM is authorized to provide securities broker dealer services, securities portfolio management services (exclusively to its own proprietary portfolio) and securities custody services;
•Each of XP DTVM, XP Gestão, XP Advisory, XP Vista, XP Allocation and XP PE are authorized to provide securities portfolio management services.
•XP Serviços Financeiros DTVM is authorized to provide depository services, distribution, portfolio management, administration, book-keeping and controlling of investment funds activities.
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

63	FORM 20-F

«Table of Contents

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

64	FORM 20-F

«Table of Contents

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
Furthermore, XP CCTVM and XP VP are required to maintain certain levels of regulatory capital, as determined by the Central Bank and SUSEP, respectively. For further information, see note 35 to our audited consolidated financial statements included elsewhere in this annual report.
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

65	FORM 20-F

«Table of Contents

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

66	FORM 20-F

«Table of Contents

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

67	FORM 20-F

«Table of Contents

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

68	FORM 20-F

«Table of Contents

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

69	FORM 20-F

«Table of Contents

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
•controlling and supervising the Brazilian securities market through, among others:
▪the approval, suspension and delisting of publicly held companies;
▪the authorization of brokerage firms to operate in the securities market and public offering of securities;
▪the supervision of the activities of publicly held companies, stock exchange markets, commodities and future markets, financial investment funds and variable income funds;
▪the requirement of full disclosure of relevant events that affect the market, as well as the publication of annual and quarterly reports by publicly held companies;
▪the imposition of penalties; and
▪permanently supervising the activities and services of the securities market, as well as the dissemination of information related to the market and the amounts traded therein, to market participants.

70	FORM 20-F

«Table of Contents

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

71	FORM 20-F

«Table of Contents

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
With this aim, CMN Resolution No. 5,237 of September 1, 2025, as amended, or “CMN Resolution No. 5,237,” and CMN Resolution No. 5,008 established minimum capital and net equity requirements for various types of financial institutions. For example, the CMN set a minimum capital amount and net equity amount of R$1.5 million for brokerage firms providing firm guarantee of underwriting of securities, in the manner operated by XP CCTVM, and R$17.5 million for multi-purpose banks, such as Banco XP after all due approvals from the Central Bank.
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

72	FORM 20-F

«Table of Contents

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

73	FORM 20-F

«Table of Contents

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

74	FORM 20-F

«Table of Contents

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
▪with Qualified Equity Interest in the financial institutions’ capital stock;
▪in which capital, directly or indirectly, the financial institution holds Qualified Equity Interest;
▪in which the financial institution holds effective operational control or relevance in the deliberations, regardless of the equity interest held; and
▪with a common officer or board member in relation to the financial institution.

75	FORM 20-F

«Table of Contents

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

76	FORM 20-F

«Table of Contents

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

77	FORM 20-F

«Table of Contents

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

78	FORM 20-F

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

79	FORM 20-F

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

80	FORM 20-F

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
The Brazilian legislation, in certain circumstances, allows the creation of a single audit committee for the financial operating companies (such as XP CCTVM, Banco XP, XP DTVM and XP Serviços Financeiros DTVM) of an economic group.
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

81	FORM 20-F

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

82	FORM 20-F

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

83	FORM 20-F

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
The table below is a list of our subsidiaries, joint ventures and associated companies:

			% of Group’s interest (i)
Entity name	Country of incorporation	Principal activities	2025	2024	2023

Directly controlled
XPAC Sponsor LLC	Cayman	Special Purpose Acquisition (SPAC) Sponsor	100.00%	100.00%	100.00%
XProject LTD	Cayman	Holding	100.00%	100.00%	100.00%
XP Holding International LLC	USA	International financial holding	100.00%	100.00%	100.00%
XP Advisory US	USA	Investment advisor	100.00%	100.00%	100.00%
XP Holding UK Ltd	UK	International financial holding	100.00%	100.00%	100.00%
XP Finance Holding S.A. (vi)	Brazil	Financial holding	100.00%	100.00%	100.00%
Indirectly controlled
XP Investimentos S.A.	Brazil	Holding	100.00%	100.00%	100.00%
XP Investimentos Corretora de Câmbio, Títulos e Valores Mobiliários S.A.	Brazil	Broker-dealer	100.00%	100.00%	100.00%
XP Vida e Previdência S.A. (ii)	Brazil	Retirement plans and insurance	100.00%	100.00%	100.00%
Banco XP S.A.	Brazil	Multipurpose bank	100.00%	100.00%	100.00%
XPE Infomoney Educação Assessoria Empresarial e Participações Ltda.	Brazil	Digital content services	100.00%	100.00%	100.00%
Tecfinance Informática e Projetos de Sistemas Ltda.	Brazil	Rendering of IT services	99.70%	99.70%	99.70%
XP Corretora de Seguros Ltda.	Brazil	Insurance broker	99.99%	99.99%	99.99%
XP Gestão de Recursos Ltda.	Brazil	Asset management	95.76%	95.80%	95.50%
XP Finanças Assessoria Financeira Ltda.	Brazil	Investment consulting services	99.99%	99.99%	99.99%
Infostocks Informações e Sistemas Ltda.	Brazil	Mediation of information systems	100.00%	100.00%	100.00%
XP Advisory Gestão Recursos Ltda.	Brazil	Asset management	95.55%	99.53%	99.53%
XP Vista Asset Management Ltda.	Brazil	Asset management	99.99%	99.99%	99.99%
XP Controle 4 Participações S.A.	Brazil	Insurance holding	100.00%	100.00%	100.00%
XP Investments UK LLP	UK	Inter-dealer broker and Organized Trading Facility (OTF)	100.00%	100.00%	100.00%
XP Private Holding UK Ltd	UK	Investment Advisor	—%	100.00%	100.00%
XP Investments US, LLC	US	Broker-dealer	100.00%	100.00%	100.00%
XP PE Gestão de Recursos Ltda.	Brazil	Asset management	98.00%	97.90%	98.10%
XP Allocation Asset Management Ltda.	Brazil	Asset management	99.96%	99.97%	99.97%
XP Eventos Ltda.	Brazil	Media and events	100.00%	100.00%	100.00%
DM10 Corretora de Seguros Ltda.	Brazil	Insurance broker	—%	—%	100.00%
XP Comercializadora de Energia Ltda.	Brazil	Energy trading	100.00%	100.00%	100.00%
XP Distribuidora de Títulos e Valores Mobiliários	Brazil	Securities dealer	100.00%	100.00%	100.00%
Instituto de Gestão e Tecnologia da Informação Ltda.	Brazil	Educational content services	100.00%	100.00%	100.00%
Xtage Intermediação S.A.	Brazil	Digital assets	100.00%	100.00%	100.00%
XP Administradora de Benefícios Ltda.	Brazil	Individual health plan intermediation	100.00%	100.00%	100.00%

84	FORM 20-F

«Table of Contents

XP Corretora de Seguros Riscos	Brazil	Retirement plans and insurance	100.00%	100.00%	100.00%
XP Representação Seguros Ltda.	Brazil	Insurance broker	100.00%	100.00%	100.00%
Banco Modal S.A. (iii)	Brazil	Multipurpose bank	—%	100.00%	100.00%
Modal Assessoria Financeira Ltda.	Brazil	Investment consulting services	100.00%	100.00%	100.00%
XP Serviços Financeiros DTVM Ltda. (v)	Brazil	Securities dealer	100.00%	100.00%	100.00%
Modalmais Treinamento e Desenvolvimento Ltda.	Brazil	Professional training services	—%	—%	100.00%
XP Holding Participações	Brazil	Insurance broker	—%	100.00%	100.00%
Eleven Serviços de Consultoria e Análise S.A. (iii)	Brazil	Investment consulting services	—%	100.00%	100.00%
Banking and Trading Desenvolvimento de Sistemas Ltda. (“Carteira Global”)	Brazil	Softwares development services	—%	—%	100.00%
Refinaria de Dados – Análise de Dados Ltda.	Brazil	Digital content services	—%	—%	100.00%
Hum Bilhão Educação Financeira Ltda.	Brazil	Digital content services	—%	—%	100.00%
Vaivoa Educação Financeira Ltda.	Brazil	Digital content services	—%	—%	100.00%
Modal As a Service S.A.	Brazil	Financial services	—%	—%	100.00%
Galapos Consultoria e Participações Ltda.	Brazil	Consulting services	100.00%	100.00%	100.00%
W2D Tecnologia e Soluções Ltda.	Brazil	Rendering of IT services	—%	—%	100.00%
XP Controle 5 Participações Ltda.	Brazil	Holding	100.00%	100.00%	100.00%
XP Sports Asset Management Ltda.	Brazil	Asset management	100.00%	100.00%	100.00%
Our material subsidiaries and a summary of their operations are as follows:
XP Investimentos Corretora de Câmbio, Títulos e Valores Mobiliários S.A., or “XP CCTVM”
XP CCTVM, our 100% owned indirect subsidiary incorporated in Brazil, is a Brazilian broker-dealer entity and the core entity of the group, with the highest concentration of the group’s employees. All retail clients of XP Investimentos (including XP Direct and through our IFA network), Clear and Rico brands onboard and access all the products in our investment platform through XP CCTVM. In addition, it provides brokerage and issuer services to institutional and corporate clients. XP CCTVM had assets of R$103,289 million (representing 41.5% of our consolidated assets) as of December 31, 2023, R$154,407 million (representing 44.4% of our consolidated assets) as of December 31, 2024, and R$132,881 million (representing 33.5% of our consolidated assets) as of December 31, 2025. XP CCTVM recorded total revenue and income of R$7,832 million during 2023 (representing 52.7% of our consolidated total revenue and income), R$7,693 million during 2024 (representing 45.2% of our consolidated total revenue and income) and R$8,493 million during 2025 (representing 46.2% of our consolidated total revenue and income).
XP Gestão de Recursos Ltda., or “XP Gestão”
XP Gestão, our 100% owned indirect subsidiary incorporated in Brazil in 2005, was the first asset management firm within the group. It manages mutual funds focused on stocks and macro strategies, which are distributed to our retail clients via XP CCTVM and to institutional clients. XP Gestão had assets of R$108 million (representing 0.04% of our consolidated assets) as of December 31, 2023, R$89 million (representing 0.03% of our consolidated assets) as of December 31, 2024 and R$54 million (representing 0.01% of our consolidated assets) as of December 31, 2025. XP Gestão recorded total revenue and income of R$91 million during 2023 (representing 0.6% of our consolidated total revenue and income), R$63 million during 2024 (representing 0.4% of our consolidated total revenue and income) and R$46 million during 2025 (representing 0.3% of our consolidated total revenue and income).
XP Advisory Gestão de Recursos Ltda., or “XP Advisory”
XP Advisory, our 100% owned indirect subsidiary incorporated in Brazil, is a Brazilian asset management firm focused on single client mandates, including managing exclusive funds and managed portfolios for our high-net-worth retail clients via XP CCTVM and managing proprietary treasury funds that constitute part of our Adjusted Gross Financial Assets. XP Advisory had assets of R$48 million (representing 0.02% of our consolidated assets) as of December 31, 2023, R$30 million (representing 0.01% of our consolidated assets) as of December 31, 2024 and R$39 million (representing 0.01% of our consolidated assets) as of December 31, 2025. XP Advisory recorded total revenue and income of R$49 million during 2023 (representing 0.3% of our consolidated total revenue and income), R$36 million during 2024 (representing 0.2% of our consolidated total revenue and income) and R$39 million during 2025 (representing 0.2% of our consolidated total revenue and income).

85	FORM 20-F

«Table of Contents

XP Vista Asset Management Ltda., or “XP Vista”
XP Vista, our 100% owned indirect subsidiary incorporated in Brazil and acquired in 2018, is a Brazilian asset management firm focused on managing passive mutual funds that track market indexes, and mutual and investment funds focused on fixed income, credit, real estate, infrastructure and other alternative strategies, which are distributed to our retail clients (via XP CCTVM) and institutional clients. XP Vista had assets of R$266 million (representing 0.1% of our consolidated assets) as of December 31, 2023, R$332 million (representing 0.1% of our consolidated assets) as of December 31, 2024 and R$380 million (representing 0.1% of our consolidated assets) as of December 31, 2025. XP Vista recorded total revenue and income of R$225 million during 2023 (representing 1.7% of our consolidated total revenue and income), R$317 million during 2024 (representing 1.9% of our consolidated total revenue and income) and R$359 million during 2025 (representing 1.9% of our consolidated total revenue and income).
XP Corretora de Seguros Ltda., or “XP Seguros”
XP Seguros, our 100% owned indirect subsidiary incorporated in Brazil in founded in 2008, is a Brazilian insurance broker focused on providing retirement plans, both from our insurance company and from third-party insurance companies, and life insurance products from third-party insurance companies. XP Seguros provides such products to our retail clients through our platform. XP Seguros had assets of R$134 million (representing 0.1% of our consolidated assets) as of December 31, 2023, R$229 million (representing 0.1% of our consolidated assets) as of December 31, 2024 and R$336 million (representing 0.1% of our consolidated assets) as of December 31, 2025. XP Seguros recorded total revenue and income of R$43 million during 2023 (representing 0.3% of our consolidated total revenue and income), R$144 million during 2024 (representing 0.8% of our consolidated total revenue and income) and R$310 million during 2025 (representing 1.7% of our consolidated total revenue and income).
XP Investments US, LLC, or “XP Investments”
XP Investments, our 100% owned indirect subsidiary incorporated in the United States and founded in 2010, is a broker-dealer registered with the SEC and FINRA, as well as an interdealer broker member with the NFA. With offices in New York and Miami, its key businesses include providing securities brokerage services for institutional and retail investors (most of which are Brazilian) and interdealer brokerage services for institutional traders. XP Investments had assets of R$907 million (representing 0.4% of our consolidated assets) as of December 31, 2023, R$1,252 million (representing 0.4% of our consolidated assets) as of December 31, 2024, and R$1,037 million (representing 0.3% of our consolidated assets) as of December 31, 2025. XP Investments recorded total revenue and income of R$481 million during 2023 (representing 3.2% of our consolidated total revenue and income), R$627 million during 2024 (representing 3.7% of our consolidated total revenue and income) and R$705 million during 2025 (representing 3.8% of our consolidated total revenue and income).
XPE Infomoney Educação Assessoria Empresarial e Participações Ltda., or “XP Educação”
XP Educação, our 100% owned indirect subsidiary incorporated in Brazil in 2003, focuses on our digital content services, including developing and selling financial education courses and events online and in person to retail clients. XP Educação had assets of R$60 million (representing 0.02% of our consolidated assets) as of December 31, 2023, R$62 million (representing 0.02% of our consolidated assets) as of December 31, 2024 and R$66 million (representing 0.02% of our consolidated assets) as of December 31, 2025. XP Educação recorded total revenue and income of R$2 million during 2023 (representing 0.01% of our consolidated total revenue and income), R$70 million during 2024 (representing 0.0004% of our consolidated total revenue and income) and R$62 million during 2025 (representing 0.0003% of our consolidated total revenue and income).
XP Vida e Previdência S.A., or “XP VP”
XP VP, our 100% owned indirect subsidiary incorporated in Brazil in 2017, as a life insurance and retirement plans provider in Brazil. On September 5, 2018, the Superintendence of Private Insurance (Superintendência de Seguros Privados), or “SUSEP,” granted it the authorization to operate as an insurance company in Brazil, and it became operational in April 2019. XP VP had assets of R$56,860 million (representing 23% of our consolidated assets) as of December 31, 2023, R$66,645 million (representing 19.2% of our consolidated assets) as of December 31, 2024 and R$93,577 million (representing 23.6% of our consolidated assets) as of December 31, 2025. XP VP recorded total revenue and income of R$271 million during 2023 (representing 1.8% of our consolidated total revenue and income), R$308 million during 2024 (representing 1.8% of our consolidated total revenue and income) and R$442 million during 2025 (representing 2.4% of our consolidated total revenue and income).

86	FORM 20-F

«Table of Contents

Banco XP S.A.
Banco XP, our 100% owned indirect subsidiary incorporated in Brazil in 2019, as a financial institution in Brazil. On October 11, 2019, the Central Bank authorized Banco XP to operate as a multipurpose bank, with both commercial and investment banking activities, as well as to carry out transactions in the foreign exchange market. Banco XP had assets of R$114,726 million (representing 46.1% of our consolidated assets) as of December 31, 2023, R$188,670 million (representing 54.3% of our consolidated assets) as of December 31, 2024 and R$208,537 million (representing 52.6% of our consolidated assets) as of December 31, 2025. Banco XP recorded total revenue and income of R$689 million during 2023 (representing 4.6% of our consolidated total revenue and income), R$298 million during 2024 (representing 1.8% of our consolidated total revenue and income) and a loss of R$2,458 million during 2025 (representing (13.4)% of our consolidated total revenue and income).
For the purposes of the foregoing, the assets amounts refer to assets held by each entity directly, as well as their investments in other subsidiaries of ours (not presented on a consolidated basis) in relation to the Group consolidated total assets. Total revenue and income amounts are presented for each entity on a consolidated basis in relation to the Group consolidated total revenue and income. For more details about our organizational structure please refer to note 5 to our audited consolidated financial statements.
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
As of December 31, 2025, we did not own any Brazil-issued patents or copyrights. We own a number of trademarks including XP, XP Investimentos, XP Private, RICO CORRETORA, CLEAR CORRETORA DE VALORES, INFOMONEY and TECFINANCE, as well as XP Inc, in the United States, and other valuable trademarks and designs covering various brands, products, programs and services, including EXPERT CONVENÇÃO NACIONAL XP INVESTIMENTOS. We also own a number of domain names registered in Brazil, including “xp.com.br,” “leadr.com.br,” “rico.com.br,” “clear.com.br” and “infomoney.com.br,” and abroad such as “xpi.us.” As of December 31, 2025, we held a 21.83% equity interest in “O Primo Rico Midia, Educacional e Participações Ltda.,” with the remaining interest held by our partner, Thiago Lolkus Nigro, which owns the trademark PRIMO RICO.
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
As of December 31, 2025, we had a services agreement with a data center service provider for the provision of data services to us from its data centers in the cities of Barueri and Santana do Parnaíba, in the State of São Paulo, Brazil (which are located approximately five miles apart).
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
ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS
The following discussion of our financial condition and results of operations should be read in conjunction with our audited consolidated financial statements as of December 31, 2025 and 2024 and for years ended December 31, 2025, 2024 and 2023 and the notes thereto, included elsewhere in this annual report.

87	FORM 20-F

«Table of Contents

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
A.    Operating Results
Overview
XP is a leading, technology-driven platform and a trusted provider of low-fee financial products and services in Brazil. We have developed a mission-driven culture and a business model that we believe provide us with strong competitive advantages in our market. We use these to disintermediate the legacy models of traditional financial institutions by educating new classes of investors, democratizing access to a wider range of financial services, developing new financial products and technology applications to empower our clients, and providing what we believe is the highest-quality customer service experience in the industry in Brazil. We believe we have established ourselves as the leading alternative to the traditional banks, with a large ecosystem of retail investors, institutions and corporate issuers in local and international markets, with offices in Brazil, New York and Miami.
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
Our technology-driven business model is asset-light and highly scalable. This enables us to generate scale efficiencies from increases in total Client Assets. We conduct most of our business online and through mobile applications and emphasize operational efficiency and profitability throughout our operations. These operating efficiencies enable us to generate strong cash flow in various market conditions, allowing us to continue investing in the growth of our business. Our business requires minimal capital expenditures to facilitate growth, with capital expenditures amounting to 2.7% of net revenues for the year ended December 31, 2025.

88	FORM 20-F

«Table of Contents

Key Business Metrics
The following table sets forth our key business metrics as of and for the periods indicated. These supplemental business metrics are presented to assist investors to better understand our business and how it operates.

	As of and for the year ended December 31,
	2025	2024	2023

Operating Metrics (Unaudited)
Total Client Assets (in R$ billions)	1,491	1,286	1,122
Total Net Inflow (in R$ billions)	94.3	108.8	104.9
Annualized Retail Take Rate	1.25%	1.29%	1.28%
Active clients (in R$ thousands)	4,762	4,684	4,531
Headcount (EoP)	8,093	7,442	6,669
Total Advisors	18.0	18.2	17.2
Retail DATs (in R$ millions)	2.2	2.3	2.2
Retirement Plans Client Assets (in R$ billions)	95	81	73
Cards TPV (in R$ billion)	53	48	41
Loan Portfolio (in R$ billion)	35	29	29

Financial metrics (in R$ millions)
Gross revenue and income	19,434	17,988	15,726
Retail (1)	14,584	13,489	11,791
Institutional	1,373	1,373	1,516
Corporate & Issuer Services(1)	2,733	2,289	1,576
Other	743	837	842
Total Revenue and Income	18,399	17,031	14,860
Gross Margin (%)(²)	68.2%	68.6%	68.0%
EBT	5,449	4,986	3,936
EBT Margin (%)(³)	29.6%	29.3%	26.5%
Net Income	5,169	4,515	3,899
Net Margin (%)(4)	28.1%	26.5%	26.2%
Adjusted Net Income	5,218	4,544	3,899
Adjusted Net Margin (%)(4)	28.4%	26.7%	26.2%

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
Total Client Assets
Total client assets represent the aggregated value, as of the applicable measurement date, of assets serviced by XP across its different service models – including investment advisory, self-directed brokerage, and financial and wealth planning services, among others.
Retail – Active Clients
Active clients are the number of total clients served through XP, Rico, Clear and XP Investments brands, with Client Assets above R$100.00 or that have transacted at least once in the last thirty days. The majority of clients are individuals, but we also include retail, small and medium-sized enterprise clients and corporate clients that have investment accounts with us.

89	FORM 20-F

«Table of Contents

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
Institutional – Gross Total Revenues
Institutional gross total revenues include all types of revenue and income streams directly related to Institutional clients — asset managers, pension fund managers, bank treasuries and private client desks, single and multi-family offices, corporate client treasuries, municipal and state pension fund managers and insurance companies, among others. These clients, across all regions such as Asia, Europe, the United States and Latin America (mainly Brazil), are served through our onshore and offshore trading desks and dedicated support teams in São Paulo and New York, both via electronic trading and voice platforms, and access a wide range of products and services, including products such as equities (cash, derivatives, stocks lending and index), fixed income government and corporate bonds, FX (spot, NDF, futures, derivatives), rates (futures, swaps and derivatives), commodities, XP Gestão and XP Vista mutual funds, among others. Therefore, we include in this line: (1) brokerage commissions on trades by Institutional clients; (2) the distribution fee component out of securities placement fees earned on the sale of fixed income and equity securities to Institutional clients; (3) management fees from funds managed by our asset managers and XP Vista and sold to Institutional clients; and (4) net income from corporate, bank and government fixed income securities and from derivatives sold to Institutional clients, among others. A portion of our management fees are calculated based on the performance of the mutual funds we manage or distribute.
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

90	FORM 20-F

«Table of Contents

Review of 2025 Results
Retail – Our number of active clients increased 2%, from 4,684 thousand as of December 31, 2024 to 4,762 thousand as of December 31, 2025. Retail daily average trades were 2.2 million for the year ended December 31, 2025, compared to 2.3 million for the year ended December 31, 2024. Retail Client Assets increased 17%, from R$1,081 billion as of December 31, 2024 to R$1,260 billion as of December 31, 2025, driven primarily by net inflows and the growth of our client base. Retail Gross Total Revenues increased 8%, from R$13,489 million for the year ended December 31, 2024 to R$14,584 million for the year ended December 31, 2025, mainly reflecting (i) growth in Client Assets and (ii) product mix and performance across solutions, including fixed income and certain cross-sell activities.
Institutional – Institutional Gross Total Revenues totaled R$1,373 million for the year ended December 31, 2025, stable from R$1,373 million for the year ended December 31, 2024.
Corporate & Issuer Services — Corporate & Issuer Services Gross Total Revenues totaled R$2,733 million for the year ended December 31, 2025, a 19% increase from R$2,289 million for the year ended December 31, 2024. This increase was primarily attributable to stronger Debt Capital Markets activity, higher advisory-related revenues and our ability to cross-sell and deliver a broader set of solutions to our Corporate Clients, such as derivatives and credit. Corporate & issuer and institutional activities together represent our wholesale-related performance, which may vary with capital markets conditions, issuance volumes, spreads and the timing of transactions.
As a result, our total revenue and income increased 15%, from R$17,031 million for the year ended December 31, 2024 to R$18,399 million for the year ended December 31, 2025. Selling expenses increase 98%, from R$149 million to R$294 million, for the year ended December 31, 2025 and administrative expenses increased 7%, from R$6,001 to R$6,419 million for the same period, driven by higher personnel expenses and data processing. The increase in expenses and revenue resulted in a 9% higher income before income tax. Our tax expense was R$192 million lower in the year ended December 31, 2025, resulting in a higher net income, from R$4,515 million for the year ended December 31, 2024 to R$5,169 million for the year ended December 31, 2025, and a net margin increase from 26.5% to 28.1%. Adjusted Net Income also increase from R$4,544 million for the year ended December 31, 2024 to R$5,218 million for the year ended December 31, 2025, and a adjusted net margin increase from 26.7% to 28.4%.
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

91	FORM 20-F

«Table of Contents

As a result, our total revenue and income increased 15%, from R$14,860 million for the year ended December 31, 2023 to R$17,031 million for the year ended December 31, 2024. The year ended December 31, 2024 was also marked by an increase in technology solutions associated with new products, infrastructure and also in expanding our employee base. Selling expenses decreased 12%, from R$169 million to R$149 million, for the year ended December 31, 2024 and administrative expenses increased 10%, from R$5,461 million to R$6,001 million for the same period, driven by higher personnel expenses and data processing. The increase in expenses and revenue resulted in a 27% higher income before income tax. Our tax expense was R$434 million higher in the year ended December 31, 2024, resulting in a higher net income, from R$3,899 million for the year ended December 31, 2023 to R$4,515 million for the year ended December 31, 2024, and a net margin increase from 26.2% to 26.5%. Adjusted Net Income also increase from R$3,899 million for the year ended December 31, 2023 to R$4,544 million for the year ended December 31, 2024, and adjusted net margin increase from 26.2% to 26.7%.
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
Adjusted Net Income

	As of December 31
	2025	2025	2024	2023
	(US$)(1)	(R$)
	(in millions)

Net Income	940	5,169	4,515	3,899
PSU expiration expenses	2	10	(12)	—
Tax expenses	7	39	41	—
Adjusted Net Income	949	5,218	4,544	3,899

(1)For convenience purposes only, amounts in reais as of December 31, 2025 have been translated to U.S. dollars using an exchange rate of R$5.502 to US$1.00, the commercial selling rate for U.S. dollars as of December 31, 2025 as reported by the Central Bank. These translations should not be considered representations that any such amounts have been, could have been or could be converted at that or any other exchange rate. See “—Exchange Rates” for further information about recent fluctuations in exchange rates
Significant Factors Affecting Our Results of Operations
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

92	FORM 20-F

«Table of Contents

•New Assets from New Clients – As our omni-channel distribution and brands continue to grow, we attract and onboard new clients onto our platform who fund their accounts with new money. We generate additional income from the new balance of Client Assets introduced by these new clients.
Given the size and economies of scale of our platform and the recurring nature of our revenues due to our business model, we generate a significant amount of our revenues from our current balance of Client Assets and new Client Assets from existing clients. , versus Client Assets from new clients (activated within the last twelve months).
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

93	FORM 20-F

«Table of Contents

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
Brazilian Macroeconomic Environment
Our business is impacted by overall market activity and, in particular, trading volumes and market flows and volatility.

94	FORM 20-F

«Table of Contents

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

	For the year ended December 31,
	2025	2024	2023
	(in percentages, except as otherwise indicated)

Real growth (contraction) in gross domestic product	2.3	3.4	3.2
Inflation (IGP-M)(1)	(1.1)	6.5	(3.2)
Inflation (IPCA)(2)	4.3	4.8	4.6
Long-term interest rates–TJLP (average)(3)	14.3	7.6	6.6
CDI interest rate (average)(4)	10.9	10.9	13.0
Period-end exchange rate–R$ per US$1.00	0.006	6.192	4.841
Average exchange rate–R$ per US$1.00(5)	0.006	5.399	4.993
Unemployment rate(7)	5.6	6.2	7.8

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
Exchange Rates
Brazil’s foreign exchange system permits the purchase and sale of foreign currency and the international transfer of reais by individuals and legal entities, subject to applicable regulatory procedures. The Brazilian real has historically experienced significant volatility against the U.S. dollar, and movements in the exchange rate may affect investor sentiment, cross-border flows and the valuation of assets or liabilities denominated in foreign currency, to the extent applicable.

95	FORM 20-F

«Table of Contents

The real/U.S. dollar exchange rate reported by the Central Bank was R$4.841 per US$1.00 as of December 31, 2023, R$6.192 per US$1.00 as of December 31, 2024 and R$5.502 per US$1.00 as of December 31, 2025. There can be no assurance that the real will not further depreciate or appreciate against the U.S. dollar. The Central Bank has previously intervened in the foreign exchange market in response to instability, and we cannot predict whether the Central Bank or the Brazilian government will continue to allow the real to float freely or may intervene in the future. In addition, Brazilian law provides that, under certain circumstances involving serious balance of payments imbalances (or the expectation of such imbalances), temporary restrictions may be imposed on remittances of foreign capital abroad.
The following table sets forth, for the periods indicated, the high, low, average and period-end exchange rates for the purchase of U.S. dollars expressed in Brazilian reais per U.S. dollar. The average rate is calculated using the average of exchange rates reported by the Central Bank on each business day during the applicable period.

Year	Period-End	Average(1)	Low(2)	High(3)

2021	5.581	5.397	4.894	5.879
2022	5.218	5.166	4.618	5.704
2023	4.841	4.995	4.720	5.446
2024	6.192	5.828	5.426	6.209
2025	5.502	5.586	5.273	6.209

Source: Central Bank.
(1)Represents the average of the exchange rates on the closing of each business day during the year.
(2)Represents the minimum of the exchange rates on the closing of each business day during the year.
(3)Represents the maximum of the exchange rates on the closing of each business day during the year.

Month	Period-End	Average(1)	Low(2)	High(3)

October 2025	5.384	5.386	5.321	5.498
November 2025	5.334	5.341	5.273	5.395
December 2025	5.502	5.453	5.295	5.574
January 2026	5.230	5.388	5.184	5.437
February 2026	5.150	5.201	5.138	5.259
March 2026	5.219	5.231	5.160	5.288
April 2026 (through April 24, 2026)	5.001	5.044	4.953	5.165

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

96	FORM 20-F

«Table of Contents

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

97	FORM 20-F

«Table of Contents

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
Income Tax Expense
Our subsidiaries are subject to different income tax regimes and statutory rates as of December 31, 2025. Given that: (1) Banco XP is taxed at a 45% corporate income tax rate; (2) XP CCTVM, XP Seguradora and XP Investments US LLC are taxed at a 40% corporate income tax rate; (3) XP Gestão, XP Educação, XP Corretora de Seguros, XP Vista, XP Energia and holding entities are taxed at a 34% corporate income tax rate; (4) XP Finanças, Infomoney, Tecfinance, XP PE and XP Allocation and other operating entities are taxed at a 10.9% tax rate on revenues (34% corporate income tax rate on a presumed net margin of 32%); and (5) XP Investments is taxed at the U.S. Accordingly, the effective tax rate of our consolidated operations fluctuates over time according to the portion of our total net income that was generated in each of these entities. For 2025, 2024 and 2023, our effective tax rate was 5.1%, 9.4% and 0.9%, respectively.
Net Income for the Year
Net income for the year consists of our income before income tax minus our income taxes and social security obligations.
Results of Operations
Year Ended December 31, 2025, Compared to the Year Ended December 31, 2024
The following table sets forth our income statement data for the years ended December 31, 2025 and 2024:

	For the years ended December 31,
	2025	2024	Variation (%)
	(R$ millions, except for percentages)

Income statement data
Net revenue from services rendered	7,967	7,425	7%
Net income from financial instruments at amortized cost and at fair value through other comprehensive income	(5,806)	(1,766)	229%
Net income from financial instruments at fair value through profit or loss	16,238	11,372	43%
Total revenue and income	18,399	17,031	8%
Operating costs and expenses
Operating costs	(5,463)	(5,063)	8%
Selling expenses	(294)	(149)	98%
Administrative expenses	(6,419)	(6,001)	7%
Other operating income (expenses), net	128	189	(32)%
Expected credit losses	(392)	(288)	36%
Interest expense on debt	(625)	(780)	(20)%
Share of profit or (loss) in joint ventures and associates	116	47	145%
Income before income tax	5,449	4,986	9%
Income tax expense	(279)	(471)	(41)%
Net income for the year	5,169	4,515	14%

n.m. = not meaningful.

98	FORM 20-F

«Table of Contents

Total Revenue and Income
Total revenue and income for the year ended December 31, 2025 was R$18,399 million, an increase of R$1,368 million, or 8%, from R$17,031 million for the year ended December 31, 2024. Net revenues from services rendered represented an increase of R$542 million within total revenue and income, driven by:
•a R$212 million increase in revenue from securities placements, primarily attributable to the increase in mandates where we acted as placement agents or underwriters for third-party transactions in the domestic and international capital markets. Despite the unfavorable scenario for equity capital markets, our debt capital markets revenue has been more relevant, as we believe it tends to be less volatile in different macroeconomic scenarios;
•a R$144 million increase in management fees, as a result of a 9% increase in Retail Fund’s Client Assets. Additionally, (1) fees from distributions (rebates from management fees) of funds managed by third-party asset managers and management fees attributable to funds managed by third parties (fees from distributions) decreased from 45% of total management fees for the year ended December 31, 2024 to 43% for the year ended December 31, 2025, or R$30 million, while management fees attributable to funds and portfolios managed by our asset managers increased from 55% to 57%, or R$ 114 million, during the same period. For the year ended December 31, 2025, 5% of management fees were performance-based and 95% were non-performance-based (i.e., fixed annual fees);
•a R$19 million increase in insurance brokerage fees, driven by a higher sale of retirement plans and insurance products to retail clients;
•a R$193 million increase in commission fees, mainly related to interchange fees received in credit card transactions, due to the greater volume of these transactions;
•a R$208 million increase in other services, including a R$4 million increase in penalties collected from retail clients, a R$2 million increase in client’s margin coverage fees, a R$112 million increase in other ancillary revenues related to the increase in trading operations, such as third-party trading platform fees, revenue from marketing events, and education services; and
•net of a R$125 million increase in taxes and contributions on services.
Net income from financial instruments represented R$826 million of the increase in total revenue and income, driven by the growth in our retail investment distribution platform, in our institutional businesses, and the increase in our Adjusted Gross Financial Assets balances.
Operating Costs and Expenses
Operating costs. Operating costs for the year ended December 31, 2025 were R$5,463 million, an increase of R$400 million, or 8%, from R$5,063 million for the year ended December 31, 2024. This increase was primarily attributable to a R$71 million increase in cashback costs related to credit card transactions performed by our customers, which are a strategy for customer acquisition, since it is a percentage of client spending and a R$36 million increase in commission and incentive costs payable to our IFAs as part of the growth of our omni-channel distribution network. In addition, clearinghouse fees increased by R$70 million and other costs and third-party services by R$210 million. As a percentage of total revenue and income, our operating costs were 29.7% for the year ended December 31, 2025, the same as for the year ended December 31, 2024.
Selling expenses. Selling expenses for the year ended December 31, 2025 were R$294 million, a increase of R$145 million, or 98%, from R$149 million for the year ended December 31, 2024, due to higher investments in brand awareness and marketing campaigns.
Administrative expenses. Administrative expenses for the year ended December 31, 2025 were R$6,419 million, an increase of R$418 million, or 7%, from R$6,001 million for the year ended December 31, 2024. This increase was primarily attributable to:
•a R$273 million, or 7% increase in personnel expenses related to an increase in total employee headcount;
•a R$155 million, or 18%, increase in data processing expenses, mainly related to consultancy services in connection with the operation and maintenance of our platform’s software;
•a R$59 million, or 18%, decrease in third parties’ services, mainly due to the optimization of expenses with technological solutions related to social and online media;
•a R$16 million, or 13%, increase in depreciation of property and equipment and right-of-use assets as a result of new leases contracts; and

99	FORM 20-F

«Table of Contents

Other operating income (expenses), net. We recorded other operating income/expenses, net of R$128 million for the year ended December 31, 2025 compared to other operating income, net of R$189 million for the year ended December 31, 2024. This variation is primarily due to an decrease of R$72 million income related to incentives from third parties, mainly as a result of the joint development of retail products and also the association of such entities with the XP ecosystem.
Income before Income Taxes
As a result of the foregoing, income before income taxes for the year ended December 31, 2025 was R$5,449 million, an increase of R$463 million, or 9%, from R$4,986 million for the year ended December 31, 2024.
Income Tax Expense
Income tax expense for the year ended December 31, 2025 was a R$279 million expense, a decrease of R$192 million from a R$471 million expense for the year ended December 31, 2024. This decrease was primarily attributable to a decrease in our effective tax rate to 5.1% for the year ended December 31, 2025 from 9.4% for the year ended December 31, 2024, as a result of revenues at the level of entities and investment funds which adopt different taxation regimes according to the applicable rules in their jurisdictions.
Net Income for the Year
As a result of the foregoing, net income for the year ended December 31, 2025 was R$5,169 million, an increase of R$654 million from R$4,515 million for the year ended December 31, 2024.
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

100	FORM 20-F

«Table of Contents

•a R$141 million decrease in brokerage commissions, driven by an increase in the average daily traded volume in equities in the year ended December 31, 2024;
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
•a R$207 million increase in banking fees, mainly related to interchange fees received in credit card transactions, due to the greater volume of these transactions;
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
Operating Costs and Expenses
Operating costs.
Operating costs for the year ended December 31, 2024 were R$5,063 million, an increase of R$664 million, or 15%, from R$4,399 million for the year ended December 31, 2023. This increase was primarily attributable to a R$55 million increase in cashback costs related to credit card transactions performed by our customers and a R$390 million increase in commission and incentive costs payable to our IFAs as part of the growth of our omni-channel distribution network. Incentive costs are capitalized and amortized over the life of the signed contracts. In addition, clearinghouse fees increased by R$102 million and other costs and third-party services by R$82 million. As a percentage of total revenue and income, our operating costs increased at 29.7% for the year ended December 31, 2024 compared to the 29.6% for year ended December 31, 2023.
Selling expenses.
Selling expenses for the year ended December 31, 2024 were R$149 million, an increase of R$21 million, or 12%, from R$169 million for the year ended December 31, 2023,due to higher investments in brand awareness and marketing campaigns.
Administrative expenses.
Administrative expenses for the year ended December 31, 2024 were R$6,001 million, an increase of R$ 540 million, or 10%, from R$5,461 million for the year ended December 31, 2023. This increase was primarily attributable to:
•a R$268 million, or 7% increase in personnel expenses related to an increase in total employee headcount;
•a R$128 million, or 17%, increase in data processing expenses, mainly related to consultancy services in connection with the operation and maintenance of our platform’s software;
•a R$11 million, or 3%, increase in third parties’ services, mainly due to the optimization of expenses with technological solutions related to social and online media;
•a R$7 million, or 6%, increase in depreciation of property and equipment and right-of-use assets as a result of new leases contracts; and

101	FORM 20-F

«Table of Contents

Other operating income (expenses), net.
We recorded other operating income/expenses, net of R$189 million for the year ended December 31, 2024 compared to other operating income, net of R$11 million for the year ended December 31, 2023. This variation is primarily due to a decrease of R$148 million income related to incentives from third parties, mainly as a result of the joint development of retail products and also the association of such entities with the XP ecosystem for the year ended December 31, 2023.
Income before Income Taxes
As a result of the foregoing, income before income taxes for the year ended December 31, 2024 was R$4,986 million, an increase of R$1,050 million, or 27%, from R$3,936 million for the year ended December 31, 2023.
Income Tax Expense
Income tax expense for the year ended December 31, 2024 was a R$471 million expense, an increase of R$434 million from a R$37 million income for the year ended December 31, 2023. This increase was primarily attributable to an increase in our effective tax rate to 9.4% for the year ended December 31, 2024 from 0.9% for the year ended December 31, 2023, as a result of revenues at the level of entities and investment funds which adopt different taxation regimes according to the applicable rules in their jurisdictions.
Net Income for the Year
As a result of the foregoing, net income for the year ended December 31, 2024 was R$4,515 million, an increase of R$615 million from R$3,899 million for the year ended December 31, 2023.
B.    Liquidity and Capital Resources
As of December 31, 2025, we had R$19,221 million in cash and cash equivalents. We believe that our current available cash and cash equivalents and the cash flows from our operating activities will be sufficient to meet our working capital requirements and capital expenditures in the ordinary course of business for the next 12 months.
The following table shows the generation and use of cash for the periods indicated:

	For the year ended December 31,
	2025	2024	2023
	(R$ millions)

Cash flow data
Income before income tax	5,449	4,986	3,936
Adjustments to reconcile income before income tax	645	2,910	1,193
Income tax paid	(314)	(542)	(403)
Contingencies paid	(53)	(8)	(53)
Interest paid	(367)	(349)	(141)
Additional contingent consideration paid	(110)	—	—
Changes in assets and liabilities	6,795	4,183	3,595
Net cash flows from (used in) operating activities	12,045	11,179	8,127
Net cash flows from (used in) investing activities	(716)	(1,667)	539
Net cash flows from (used in) financing activities	(4,927)	(5,784)	(4,395)
Net increase in cash and cash equivalents	6,402	3,727	4,271
Effects of exchange rate changes on cash and cash equivalents	(91)	(28)	(28)
Our cash and cash equivalents include cash on hand, deposits at Brazilian Central Bank, interbank certificate deposits with banks and other highly liquid securities purchased under agreements to resell with original maturities of nine months or less, which have an immaterial risk of change in value. For more information, see note 6 to our audited consolidated financial statements included elsewhere in this annual report.

102	FORM 20-F

«Table of Contents

Net Cash Flows from Operating Activities
Our net cash flows from operating activities for the year ended December 31, 2025 increased to a net cash generated of R$12,045 million from a net cash generated of R$11,179 million in the year ended December 31, 2024, primarily driven by: (1) higher balance of securities and derivatives that we hold in the ordinary course of our business as a retail investment distribution platform and as an institutional broker-dealer (with respect to the sale of fixed income securities and structured notes); (2) our strategy to allocate excess cash and cash equivalents from treasury funds, from Float Balances and from retirement plans balances to securities and other financial assets. These balances may fluctuate substantially from quarter to quarter and were the key drivers to the net cash flow from operating activities figures; (3) increases in our banking activities from loans operations, market funding operations mainly derived from deposits (time deposits), structured operations certificates (COEs) and financial bills as a result of our expected growth in new financials services verticals; and (4) other financial liabilities as structure financing, credit card operations among others. Our income before tax combined with non-cash income/expenses consisted primarily of (a) net foreign exchange differences of R$981 million in 2025 and R$1,188 million in 2024, (b) share-based plan of R$392 million in December 31, 2025 and R$417 million in 2024, (c) interest accrued of R$547 million in 2025 and R$609 million in 2024, and (d) depreciation and amortization of R$ 304 million in 2025 and R$265 million in 2024. The total amount of adjustments to reconcile income before income taxes was R$645 million in 2025 and R$2,910 million in 2024.
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
Net Cash Flows used in Investing Activities
Our net cash flows used in investing activities increased from R$1,667 million used in the year ended December 31, 2024 to a cash consumption of R$716 million in the year ended December 31, 2025, primarily affected by: (1) R$335 million in investments in subsidiaries, associates and joint ventures, mostly related to our asset management strategy, which decreased from R$1,394 million in the year ended December 31, 2024; and (2) R$490 million in investments in intangible assets and property plants and equipment, mostly IT infrastructure and capitalized software, which increased from R$330 million in the year ended December 31, 2024.
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
Net Cash Flows from Financing Activities
Our net cash flows from financing activities decreased from a cash used in financing activities of R$5,784 million in the year ended December 31, 2024 to R$4,927 million used in the year ended December 31, 2025, primarily due to (1) the acquisition of treasury shares under the share buy-back program in the total amount of R$1,900 million; (2) the payments of borrowings, lease liabilities and debt securities in the total amount of R$5,158 million; (3) the acquisition of borrowings in the total amount of R$2,626 million and (4) dividends paid in the total amount of R$495 million.

103	FORM 20-F

«Table of Contents

Our net cash flows generated or used in financing activities decreased from R$4,395 million used in the year ended December 31, 2023 to a cash consumption of R$5,784 million in the year ended December 31, 2024, primarily affected by: (1) R$1,394 million in investments in subsidiaries, associates and joint ventures, mostly related to our asset management strategy, which decreased from R$65 million generated in the year ended December 31, 2023; and (2) R$330 million in investments in intangible assets and property plants and equipment, mostly IT infrastructure and capitalized software, which increased from R$196 million in the year ended December 31, 2023.
Indebtedness
As of December 31, 2025, we had R$238 million in outstanding loans, R$311 million in lease liabilities, R$651 million in outstanding debentures and R$5,151 million in senior notes issued by us. As of December 31, 2025, we were in compliance with all the covenants of our material loan agreements and debentures. The following is a description of our material indebtedness as of the date of this annual report:
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
On May 28, 2021, we entered into a credit agreement with Banco Nacional de México S.A. for a term loan in the amount of US$295 million. This loan bears interest at the annual rate of 2.55%, payable annually in arrears on May 23, 2022, and matured on the same date. On May 2022, the loan agreement was rolled over for 1 year, amending the maturity to May 23, 2023. The loan was guaranteed by collateral securities. We paid off this agreement on the maturity date.
On September 26, 2023, we entered into a credit agreement with Banco Nacional de México S.A. for a term loan in the amount of US$250 million. The loan accrues interest at a rate per annum equal to Term SOFR + 0.40% and matured on August 30, 2024. The principal amount was due on the maturity date and interest is payable quarterly on November 30, February 29, May 30 and August 30. We paid off this agreement on the maturity date.
On October 23, 2023, we entered into a credit agreement with Banco Nacional de México S.A. for a term loan in the amount of US$200 million. The loan accrues interest at a rate per annum equal to Term SOFR + 0.40% and matured on August 30, 2024. The principal amount was due on the maturity date and interest is payable quarterly on November 30, February 29, May 30 and August 30. We paid off this agreement on the maturity date.
On December 27, 2024, we entered into a credit agreement with Banco Citi México in the total amount of R$ 1.7 billion. The borrowing accrues interest at a rate per annum equal to Term SOFR + 0.60% and matured on June 30, 2025. This amount was disbursed by the counterparty on January 6, 2025. We paid off this agreement on the maturity date.
On January 16, 2025, we entered into a credit agreement with Banco Santander for a term loan in the amount of US$180 million. The loan accrues interest at a rate per annum equal to SOFR overnight + 0.79% and matured on December 22, 2025. The principal amount was due on the maturity date and interest is payable quarterly on March 24, June 23 and September 22. We paid off this agreement on the maturity date.
On February 24, 2025, we entered into a credit agreement with Bank of America for a term loan in the amount of US$64 million. The loan accrues interest at a rate per annum equal to 4.358% and matured on May 6, 2025. The principal and interest amounts were due on the maturity date. We paid off this agreement on the maturity date.
On February 24, 2025, we entered into a credit agreement with Bank of America for a term loan in the amount of US$36 million. The loan accrues interest at a rate per annum equal to 4.395% and matured on June 3, 2025. The principal and interest amounts were due on the maturity date. We paid off this agreement on the maturity date.
On March 11, 2025, we entered into a credit agreement with Bank of America for a term loan in the amount of US$27.5 million. The loan accrues interest at a rate per annum equal to 4.343% and matured on May 6, 2025. The principal and interest amounts were due on the maturity date. We paid off this agreement on the maturity date.

104	FORM 20-F

«Table of Contents

On March 11, 2025, we entered into a credit agreement with Bank of America for a term loan in the amount of US$27.5 million. The loan accrues interest at a rate per annum equal to 4.332% and matured on August 4, 2025. The principal amount was due on the maturity date and interest was amortized on June 11, 2025. We paid off this agreement on the maturity date.
3.250% Senior Notes Due 2026
On July 1, 2021, we issued senior notes due 2026 in an aggregate principal amount of US$750.0 million. The 3.250% notes due 2026 bear interest at the annual rate of 3.250%, payable semiannually in arrears on January 1 and July 1 of each year, which commenced on January 1, 2022. The 3.250% notes due 2026 are guaranteed by XP Investimentos S.A. and have been listed on the Singapore Exchange Securities Trading Limited since July 1, 2021. As of December 31, 2025, the aggregate principal amount outstanding of the 3.250% notes due 2026 was US$435 million.
6.750% Senior Notes Due 2029
On July 2, 2024, we issued senior notes in an aggregate principal amount of US$500.0 million. The 6.750% senior notes due 2029 bear an annual interest rate of 6.750% payable semiannually in arrears on January 2 and July 2 of each year, which commenced on January 2, 2025. The 6.750% notes due 2029 are guaranteed by XP Investimentos S.A and have been listed on the Luxembourg Stock Exchange since July 2, 2024. As of December 31, 2025, the aggregate principal amount outstanding of the 6.750% notes due 2029 was US$503 million.
Certain of our loans are subject to certain restrictive covenants and require that the borrower entity (as indicated below) meet certain financial ratios.
As of December 31, 2025, we were in compliance with the covenants in our loan agreements.
Off-balance Sheet Arrangements
As of December 31, 2025, the off-balance sheet arrangements total an amount of R$8,017 million (compared to R$7,874 million as of December 31, 2024). The off-balance sheet arrangements refer to credit card limits granted and not used by our customers. The amounts granted are linked to the value of customers’ assets held in guarantee by XP, and may vary daily according to the variation in the credit risk of our customers, as well as the variation in the value of the guarantees. Besides that, we offer to our customers other types of collateral agreements, such as letters of guarantee.
Capital Expenditures
In the years ended December 31, 2025, 2024 and 2023, we made capital expenditures of R$490 million, R$330 million, and R$196 million, respectively. Total capital expenditures as a percentage of total net revenue and income were 2.7% in 2025, 1.9% in 2024, and 1.3% in 2023. These capital expenditures mainly include expenditures related to the upgrade and development of our IT systems, software and infrastructure, and the expansion of our office spaces due to accelerated growth in employee headcount.
We expect to increase our capital expenditures to support the growth in our business and operations in Brazil. We expect to meet our capital expenditure needs for the foreseeable future from our operating cash flow and our existing cash and cash equivalents. Our future capital requirements will depend on several factors, including our growth rate, the expansion of our research and development efforts, employee headcount, marketing and sales activities, the introduction of new features to our existing products and the continued market acceptance of our products.
C.    Research and Development, Patents and Licenses, Etc.
See “Item 4. Information on the Company—D. Property, Plants and Equipment—Intellectual Property.”
D.    Trend Information
For a discussion of trend information, see “Item 4. Information on the Company—B. Business Overview—Secular Trends Reshaping the Market.”
E.    Critical Accounting Estimates
Not applicable. See note 4 to our audited consolidated financial statements included elsewhere in this annual report.

105	FORM 20-F

«Table of Contents

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES
A.    Directors and Senior Management
We are managed by our board of directors and by our senior management, pursuant to our Memorandum and Articles of Association and the Companies Act. We are currently upgrading our governance structure, see “Item 16G. Corporate Governance—Board and Governance Enhancements” for more information.
Board of Directors
As of December 31, 2025, our board of directors was composed of nine (9) members, of which five (5) are independent. Each director is appointed for a two-year term, unless they resign or their office is vacated earlier, provided, however, that such term shall be extended beyond two years in the event that no successor has been appointed (in which case such term shall be extended to the date on which such successor has been appointed). Directors appointed by the board of directors hold office until the next annual general meeting. Our directors do not have a retirement age requirement under our Memorandum and Articles of Association.
The following table presents the names of the current members of our board of directors.

Name	Age	Position

Guilherme Dias Fernandes Benchimol	49	Chairman
Bernardo Amaral Botelho	50	Director
Gabriel Klas da Rocha Leal	44	Director
Bruno Constantino Alexandre dos Santos	50	Director
Jose Luiz Acar Pedro	73	Director
Melissa Alves Werneck	53	Director
Martin Emiliano Escobari Lifchitz	54	Director
Oscar Rodríguez Herrero	54	Director
João Roberto Gonçalves Teixeira	60	Director
The following is a brief summary of the business experience of our directors. Unless otherwise indicated, the current business addresses for our directors is Av. Chedid Jafet, 75, Torre Sul, 30th floor, Vila Olímpia – São Paulo, Brazil 04551-065.
Guilherme Dias Fernandes Benchimol is the chairman of our board of directors, a position he has held since August 2019. Mr. Benchimol has over 21 years’ experience in the financial services market. He founded the XP group in 2001 and was its CEO until May, 2021. Mr. Benchimol also served on the board of XP Brazil as the chairman from August 2018 to November 2019. Mr. Benchimol holds a bachelor’s degree in business economics from Universidade Federal do Rio de Janeiro.
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

106	FORM 20-F

«Table of Contents

Bruno Constantino Alexandre dos Santos is a member of our board of directors, position he has held since November 2019. Mr. Constantino has over 27 years’ experience in the financial markets. He joined XP in 2012. Prior to joining us, he was a Co-Portfolio Management for Brazil at Emerging Markets Management in 2010, based in Washington DC, and before that a partner at BTG Pactual, where he worked for 10 years, from 2000 to 2010, responsible for proprietary Private Equity deals. Bruno also served as a member of the audit committee of CEMIG from 2002 to 2004, as a member of the board of directors of LIGHT from 2006 to 2009 and VALID from 2010 to 2019. He has an MBA in Corporate Finance from IBMEC-RJ, a bachelor’s degree in mechanical engineering from PUC-RJ and holds a Chartered Financial Analyst certificate.
Martin Emiliano Escobari Lifchitz is an independent member of our board of directors, a position he has held since November 2019. He is Co-President and, Head of Global Growth Equity of General Atlantic. He is Chairman of General Atlantic’s Global Growth Equity Investment Committee and also services on the Executive and Portfolio Committee. Before joining General Atlantic in 2012, he was a Managing Director at Advent International where he focused on the financial services sector. Prior to that, he was Co-Founder and CFO of Submarino.com, a leading Brazilian online retailer that went public on Bovespa. Martin started his career as a management consultant at the Boston Consulting Group. Martin currently sits on the board of General Atlantic portfolio companies Arco, dLocal, and XP. He also serves on the board of Endeavor Global, Harvard Management Company, Lincoln Center, the Partnership for New York City, and the Rockefeller Center for Latin American Studies at Harvard.
José Luiz Acar Pedro is an independent member of our board of directors, a position he has held since May 2024. He is a specialist in the Brazilian financial market and banking industry and is the founder and CEO of three venture capital firms in Brazil: Celerit Invest, Devas Investimentos and Acarpar Empreendimentos e Participações. He is also the founder of “Associação Amigos das Escolas” a non-profit Brazilian organization focused in improving the environment in public schools. He served as Executive Vice President of BCN and Bradesco, Partner and Member of the Executive Committee at BTG Pactual, CEO of Banco Pan, Chairman of the board of directors of Banco Safra and member of the board of directors at HBR Realty Empreendimentos. He contributed significantly to the banking industry by holding key roles in SROs such as Vice President of FEBRABAN and President of IBRI
Oscar Rodriguez Herrero is an independent member of our board of directors, a position he has held since May 2024. He brings more than 28 years of international experience in risk management, private equity and strategic consulting and will significantly enhance the credit and risk management capabilities of the Board. He previously worked at McKinsey & Co. at their offices in Miami, Madrid, and Lisbon. Then he held the positions of CRO of Banco Santander Brasil and later for the Global Wholesale Banking Business of Santander. Then Oscar joined, as a Senior Advisor, Cambridge Family Enterprise Group, where he advised international family businesses on corporate governance and risk management. He also served in the Board of Advisors of Grupo Verdi-Rodobens and lead the Risk Committee of the Board. Until earlier 2024, he served as a member of the Executive Risk Committee at Nubank, a Brazilian digital bank. Mr. Rodriguez holds a Bachelor‘s degree in business administration from CUNEF (Spain). He also earned a Master of Business Administration (MBA) from the Kellogg School of Management –Northwestern University in 2000.
João Roberto Gonçalves Teixeira is an independent member of our board of directors, a position he has held since May 2024. He is a member of the Board of Directors of The Mosaic Co. in the USA. He is also a pro bono member of the advisory board of Artemisia, a pioneer Impact Social Business Company in Brazil, and managing partner at Inviste Participações. He acted as an independent member of the Board of Directors of Fleury S.A., the largest provider of premium medical diagnostic services in Brazil, from April 2023 to May 2025, as an independent member and chairman of the Board of Directors of Br Malls Participações S.A. and a pro bono independent member of the Investment Committee of Yunus Social Business Brazil from May 2018 to April 2023. Between 2018 and 2020 he also acted as an independent member and chairman of the Board of Directors of Julius Baer Family Office in Brazil. From December 2018 until 2022, Mr. Teixeira served as the CEO of Copersucar S.A., a Brazilian sugar, ethanol and logistics corporation, where he was responsible for managing financial and operational risks due to the complexity of the Company‘s operations. He is also the former CEO of Banco Votorantim S.A., one of the largest Brazilian privately owned banks, from 2011 to November 2016, a period in which he also served as a Director of Febraban (Brazilian Federation of Banks). Mr. Teixeira holds a Bachelor‘s and Master‘s degree in economics from PUC-RJ. He also earned a Master of Business Administration (MBA) from the London Business School in 1995 and participated in the Executive Program at Singularity University in 2018
Melissa Alves Werneck is a independent member of our board of directors, a position she has held since May 2024. She most recently served as Executive Vice President and Global Chief People Officer of The Kraft Heinz Company, where she led the Global Human Resources function and supported the development and engagement of more than 36,000 employees worldwide. In this role, she was responsible for people and culture strategy, including succession planning, talent management, leadership and capability development, compensation, performance management, engagement, and inclusion.

107	FORM 20-F

«Table of Contents

Ms. Werneck held the most senior human resources role at Heinz, and subsequently at Kraft Heinz, for approximately 12 years, through July 2025. During five of those years, she also oversaw the Information Technology and Shared Services functions. She was recognized by Human Resource Executive as one of the Top 100 Global HR Tech Influencers in 2024 and was named CHRO of the Year (Lifetime Achievement Award) by HRO Today in 2023.
Ms. Werneck has been a member of the Advisory Board of the University of California, Berkeley Transformative CHRO Leadership Program, co-led by Laszlo Bock, since its inception. Until April 2026, she served on the board of World Business Chicago, the City of Chicago’s public-private economic development agency. In April 2026, she joined the board of directors of Brazil Foundation, a not-for-profit organization, and was also appointed as an Independent Member of the Board of Directors of Krispy Kreme, Inc., where she serves on the Compensation Committee and the Nominating and Governance Committee.
Ms. Werneck previously served for more than 11 years on the board of the Kraft Heinz Foundation and, from 2021 to 2024, chaired the board of Together We Grow, a consortium of global agribusiness and food companies focused on workforce development.
Prior to joining Heinz, Ms. Werneck worked at América Latina Logística (ALL), where she last served as Chief People Officer and Vice President of Performance Management from 2010 to 2013. Throughout her career, she has developed broad leadership experience across human resources, marketing, supply chain, ESG, information technology, and general management, and has led multiple functions through acquisitions, mergers, divestitures, and spin-offs.
Ms. Werneck holds a degree in Chemical Engineering from the Federal University of Minas Gerais, Brazil, and an MBA from the COPPEAD Graduate School of Business at the Federal University of Rio de Janeiro, Brazil.
Executive Officers
Our executive officers are responsible for the management and representation of our company. We have a strong centralized management team led by Thiago Maffra, our CEO, who has broad experience in the financial services industry.
The following table lists our current executive officers:

Name	Age	Position

Thiago Maffra	41	Chief Executive Officer
Victor Andreu Mansur Farinassi	36	Chief Financial Officer
Fabrício Cunha de Almeida	43	General Counsel
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
Fabrício Cunha de Almeida is our general counsel, a position he has held since November 2019. Mr. Almeida has been the general counsel of the XP group since 2011. Prior to joining us, he was a lawyer at Barbosa, Müssnich & Aragão from 2005 to 2011. Mr. Almeida holds a bachelor’s degree in law from Universidade Cândido Mendes in Rio de Janeiro and holds a postgraduate degree in corporate law and capital markets from FGV.

108	FORM 20-F

«Table of Contents

Shareholders’ Agreement
On July 6, 2023, our Shareholders' Agreement executed between XP Control LLC, General Atlantic (XP) Bermuda, LP (“GA”), Itaúsa S.A. (“Itaúsa”), São Carlos Investimentos Ltd. (“São Carlos”), São Marcos Investimentos Ltd. (“São Marcos” and, together with Itaúsa and São Carlos, the “Iupar Group”), ITB Holding Ltd. and Itaú Unibanco Holding S.A., was terminated; it was originally expected to continue until October 30, 2026. This termination was agreed to between the shareholders and strengthens our corporate governance practices and the composition of our board of directors. As a result of the termination: (i) Iupar Group will no longer have the right to nominate members to our Board of Directors, but together with Itaú, they are required to comply with certain registration rights requirements when selling their shares in the market; (ii) GA retains its right to nominate one board member as long as it holds at least 2% of our common shares.
B.    Compensation
Compensation of Directors and Officers
Under Cayman Islands law, we are not required to disclose compensation paid to our senior management on an individual basis and we have not otherwise publicly disclosed this information elsewhere.
For the years ended December 31, 2025, 2024 and 2023, the aggregate compensation expense for the members of the board of directors and our executive officers for services in all capacities was R$53 million, R$34 million, and R$33 million, respectively, which includes both benefits paid in kind and compensation. See note 25(a) to our audited consolidated financial statements included elsewhere in this annual report.
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
The vesting conditions for grants under the LTIP are determined by the administrator and, in the case of restricted stock and RSUs, are set forth in the applicable award documentation. For stock options, the administrator determines the exercise price of the option, the term of the option and the time or times at which the option may be exercised. Performance awards are subject to performance conditions as specified by the administrator and are settled in cash, Class A common shares, other awards, other property, net settlement or any combination thereof, as determined by the administrator in its discretion, following the end of the relevant performance period. The LTIP is administered by a compensation committee appointed by our board of directors consisting of not less than three members, which may consist of directors and/or officers or other management members of our company. For more information see “—C. Board Practices—Committees—Compensation, People, Nominating and Governance Committee.” As of December 31, 2025, we had made awards consisting of 13,749,957, shares under the LTIP.

109	FORM 20-F

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

110	FORM 20-F

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
Compensation, People, Nominating and Governance Committee
Our Compensation, People, Nominating and Governance Committee, which consists of Guilherme Dias Fernandes Benchimol, Melissa Werneck, the chairman and independent member, and Gabriel Klas da Rocha Leal, assists the board of directors in reviewing and approving the compensation structure, including all forms of compensation, relating to our directors and executive officers. The committee reviews the total compensation package for our executive officers and directors and recommends to the board of directors for determination the compensation of each of our directors and executive officers, and will periodically review and approve any long-term incentive compensation or equity plans, programs or similar arrangements, annual bonuses and employee pension and benefits plans. Additionally, it oversees talent management policies, executive recruitment and retention, and the relationship between compensation policies and risk management. Regarding nominating and governance functions, the committee recommends candidates for the board and its committees, oversees annual evaluations, and advises on corporate governance and board structure. As permitted by the listing requirements of Nasdaq, we have opted out of Nasdaq Listing Rule 5605(d) which requires that a compensation committee consist entirely of independent directors.
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
Performance Committee
Our Performance Committee, which consists of Guilherme Dias Fernandes Benchimol, Gabriel Klas da Rocha Leal, Bruno Constantino Alexandre dos Santos, Jose Luiz Acar Pedro and João Roberto Gonçalves Teixeira, assists the board of directors in discharging its responsibilities and oversight duties with respect to XP’s business performance.

111	FORM 20-F

«Table of Contents

D.    Employees
As of December 31, 2025, 2024 and 2023, we had 8,069, 7,442 and 6,669 employees, respectively. As of December 31, 2025, all of our employees were based in our offices in São Paulo, Rio de Janeiro, New York City and Miami.
The table below breaks down our full-time personnel by function as of December 31, 2025:

Function	Number of employees	% of Total

Management	52	1%
Technology	1,466	18%
Sales and Marketing	4,275	53%
Customer Support	478	6%
General and Administrative	1,798	22%
Total	8,069	100%
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
ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS
A.    Major Shareholders
The following table and accompanying footnotes present information relating to the beneficial ownership of our Class A common shares and Class B common shares as of March, 18, 2026. We are not aware of any other shareholder that beneficially owns more than 5% of our common shares nor of any arrangements the operation of which may at a subsequent date result in a change of control of the company.
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
Except as otherwise indicated, and subject to applicable community property laws, we believe that each shareholder identified in the table below possesses sole voting and investment power over all the Class A common shares or Class B common shares shown as beneficially owned by the shareholder in the table. Percentages in the table below are based on 416,559,470 outstanding Class A common shares and 101,752,469 outstanding Class B common shares.

112	FORM 20-F

«Table of Contents

Unless otherwise indicated below, the address for each beneficial owner is c/o XP Inc., Av. Chedid Jafet, 75, Torre Sul, 30th floor, Vila Olímpia – São Paulo, Brazil 04551-065.

	Shares Beneficially Owned
Shareholders as of April 15, 2026	Class A		Class B
	Shares	%	Shares	%	% of Total Voting Power(1)

5% Shareholders
XP Control LLC(2)	—	—	101,752,469	100.00%	70.95%
Blackrock, Inc. (3)	34,482,479	8.28%	—	—	2.40%
Capital World Investors(4)	39,691,272	9.53%	—	—	2.77%
Dodge & Cox(5)	34,308,445	8.24%	—	—	2.39%
Entities affiliated with General Atlantic (XP) Bermuda, L.P. (6)	22,758,883	5.46%	—	—	1.59%
Executive Officers and Directors
Guilherme Dias Fernandes Benchimol(8)(11)	163,463	*	101,752,469	100.00%	70.96%
Bernardo Amaral Botelho(7)(8)	10	*	—	—	—
Oscar Rodríguez Herrero	—	—	—	—	—
Gabriel Klas da Rocha Leal(7)(8)	—	—	—	—	—
Martin Emiliano Escobari Lifchitz(9)	3,387	*	—	—	*
Jose Luiz Acar Pedro	—	—	—	—	—
Bruno Constantino Alexandre dos Santos(8)	1,623,257	*	—	—	*
João Roberto Gonçalves Teixeira(11)	1,041	*	—	—	*
Melissa Alves Werneck	—	—	—	—	—
Fabrício Cunha de Almeida(7)(8)	—	—	—	—	—
Thiago Maffra(7)(8)	56,262	*	—	—	*
Victor Andreu Mansur Farinassi	55,000	*	—	—	*
Guilherme Sant'anna Monteiro da Silva (7)	—	—	—	—	—
All directors and executive officers as a group (13 persons)	1,902,420	*	101,752,469	100.00%	71.09%

*    Less than 1%.
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
(2)This information is based solely on the Schedule 13D/A filed with the SEC on February 11, 2026 on behalf of XP Control LLC. Includes Class B common shares owned by XP Control LLC or “XP Control,” with its registered address at the offices of Maples Corporate Services Limited, PO Box 309, Ugland House, Grand Cayman, KY1-1104, Cayman Islands. Guilherme Dias Fernandes Benchimol, Thiago Maffra, José Berenguer, Fabrício Cunha de Almeida, and Guilherme Sant’Anna Monteiro da Silva are controlling shareholders of XP Control, or the “XP Control Controlling Shareholders” in accordance with XP Control’s shareholders agreement. Bernardo Amaral Botelho and Gabriel Klas da Rocha Leal are non-voting partners of XP Control. The XP Control Controlling Shareholders have beneficial ownership of the Class B common shares held of record by XP Control. Each of the XP Control Controlling Shareholders disclaims ownership of the Class B common shares except to the extent he has a pecuniary interest therein
(3)This information is based solely on the Schedule 13G/A filed with the SEC on January 21, 2026 on behalf of Blackrock, Inc. The principal business address of Blackrock, Inc. is 50 Hudson Yards, New York, New York 10001.
(4)This information is based solely on the Schedule G filed with the SEC on May 2, 2025 on behalf of Capital World Investors. The principal business address of Capital World Investors is 333 South Hope Street, 55th Floor, Los Angeles, California 90071.
(5)This information is based solely on the Schedule 13G/A filed with the SEC on August 13, 2025 on behalf of Dodge & Cox. The principal business address of Dodge & Cox is 555 California Street, 40th Floor, San Francisco, CA 94104.

113	FORM 20-F

«Table of Contents

(6)This information is based solely on the Schedule 13 D/A filed with the SEC on December 4, 2025 on behalf of General Atlantic, L.P., and several other reporting persons identified therein. Includes Class A common shares and Class B common shares owned by General Atlantic, L.P., a Delaware limited partnership (“GA LP”); General Atlantic GenPar, L.P., a Delaware limited partnership (“GenPar”); General Atlantic (XP) Delaware, LLC, a Delaware limited liability company ("GA XP"); General Atlantic (XP) Bermuda, L.P., a Bermuda exempted limited partnership (“GA Bermuda XP”); GAP (Bermuda) L.P., a Bermuda exempted limited partnership (“GAP (Bermuda) L.P.”); General Atlantic Partners 92A, L.P., a Delaware limited partnership (“GAP 92A”); General Atlantic Partners 92B, L.P., a Delaware limited partnership (“GAP 92B”); General Atlantic Partners 92C, L.P., a Delaware limited partnership (“GAP 92C”); General Atlantic Partners 92D, L.P., a Delaware limited partnership (“GAP 92D”); General Atlantic Partners 92E, L.P., a Delaware limited partnership (“GAP 92E”); General Atlantic Partners 92F, L.P., a Delaware limited partnership (“GAP 92F”); General Atlantic Partners 92G, L.P., a Delaware limited partnership (“GAP 92G”); General Atlantic Partners 92H, L.P., a Delaware limited partnership (“GAP 92H”); General Atlantic Partners 92I, L.P., a Delaware limited partnership (“GAP 92I”); General Atlantic Partners 92J, L.P., a Delaware limited partnership (“GAP 92J”); General Atlantic Partners (Bermuda) IV, L.P., a Bermuda exempted limited partnership (“GAP Bermuda IV”); General Atlantic GenPar (Bermuda), L.P., a Bermuda exempted limited partnership (“GenPar Bermuda”); GAP Coinvestments III, LLC, a Delaware limited liability company (“GAPCO III”); GAP Coinvestments IV, LLC, a Delaware limited liability company (“GAPCO IV”); GAP Coinvestments V, LLC, a Delaware limited liability company (“GAPCO V”); GAP Coinvestments CDA, L.P., a Delaware limited partnership (“GAPCO CDA”); GAPCO Management GmbH, a German company (“GmbH”); GAPCO GmbH & Co KG, a German partnership (“KG”); General Atlantic Partners 100, L.P., a Delaware limited partnership (“GAP 100”); General Atlantic Partners (Bermuda) EU, L.P., a Bermuda exempted limited partnership (“GAP Bermuda EU”); General Atlantic Partners (Lux) SCSp, a Luxembourg special limited partnership (“GAP Lux”); General Atlantic GenPar (Lux) SCSp, a Luxembourg special limited partnership (“GA GenPar Lux”); General Atlantic (Lux) S.à r.l., a Luxembourg private limited liability company (“GA Lux”); General Atlantic (SPV) GP, LLC, a Delaware limited liability company (“GA SPV”); and General Atlantic (XP) II, L.P., a Bermuda exempted limited partnership (“GA XP II”). The GA Funds and the Sponsor Coinvestment Funds share beneficial ownership of the Class A common shares held of record by GA XP. The GA XP II Funds share beneficial ownership of the Class A common shares held of record by GA XP II. The general partner of GA XP II is GA SPV. GA LP, which is controlled by the partnership committee of GASC MGP, LLC (the “GA Partnership Committee”), is the managing member of GAPCO III, GAPCO IV and GAPCO V, the general partner of GAPCO CDA and the sole member of GA SPV. The general partner of GAP Lux is GA GenPar Lux and the general partner of GA GenPar Lux is GA Lux. The general partner of GAP Bermuda IV and GAP Bermuda EU and the sole shareholder of GA Lux is GenPar Bermuda. The sole member of GA XP is GA Bermuda XP. The general partner of GenPar Bermuda and GA Bermuda XP is GAP (Bermuda) L.P., which is also controlled by the GA Partnership Committee. The general partner of the GA Funds (other than GAP Bermuda IV) and GAP 100 is GenPar. The general partner of GenPar is GA LP. Each of GAP 92A, GAP 92B, GAP 92C, GAP 92D, GAP 92E, GAP 92F, GAP 92G, GAP 92H, GAP 92I, GAP 92J is the sole member of General Atlantic XP A, LLC, General Atlantic XP B, LLC, General Atlantic XP C, LLC, General Atlantic XP D, LLC, General Atlantic XP E, LLC, General Atlantic XP F, LLC, General Atlantic XP G, LLC, General Atlantic XP H, LLC, General Atlantic XP I, LLC, and General Atlantic XP J, LLC, respectively, all of which are Delaware limited liability companies. Each such limited liability company is a limited partner of GA Bermuda XP. In addition, the Sponsor Coinvestment Funds are members of GA Latin America Coinvestments, LLC, a Delaware limited liability company. GA Latin America Coinvestments, LLC, the Sponsor Coinvestment Funds (other than KG) and GAP Bermuda IV are also limited partners of GA Bermuda XP. As of the date hereof, there are six members of the GA Partnership Committee. The general partner of KG is GmbH and the GA Partnership Committee controls the investment and voting decisions of GmbH. Each of the members of the GA Partnership Committee disclaims ownership of the Class A common shares except to the extent that he has a pecuniary interest therein. The principal business address of each of the Reporting Persons (other than GmbH, KG, GA XP, GAP Bermuda IV, GAP (Bermuda) L.P., GenPar Bermuda, GAP Bermuda EU, GA XP II, GAP Lux, GA GenPar Lux and GA Lux) is c/o General Atlantic Service Company, L.P., 55 East 52 Street, 33 Floor, New York, NY 10055. The principal business address of GmbH and KG is c/o General Atlantic GmbH, Luitpoldblock, Amirplatz 3, 80333 Munich, Germany. The principal business address of GA XP, GAP Bermuda IV, GAP (Bermuda) L.P., GenPar Bermuda, GAP Bermuda EU and GA XP II is Clarendon House, 2 Church Street, Hamilton HM 11, Bermuda. The principal business address of GAP Lux, GA GenPar Lux and GA Lux is Luxembourg is 412F, Route d’Esch, L-1471 Luxembourg.
(7)These executive officers and directors own equity interests in XP Control LLC. These executive officers and directors disclaim beneficial ownership of the shares held by XP Control LLC except to the extent, if any, of their respective pecuniary interest therein.
(8)The Class A common shares are held by Mr. Benchimol in the form of Brazilian Depository Receipts. The Class B common shares are held by XP Control LLC ("XP Control"), of which Mr. Benchimol is the controlling unitholder. XP Control holds a repurchase right over certain interests that, if exercised, would result in the delivery of Class B common shares to the holders of such interests. Mr. Benchimol disclaims beneficial ownership of these shares except to the extent of his pecuniary interest therein. .
(9)Mr. Escobari, independent member of our board of directors, is managing director of General Atlantic, L.P. and disclaims beneficial ownership of the shares held by General Atlantic, L.P. and the other reporting persons identified in Note 6 above except to the extent, if any, of their pecuniary interest therein.
(10)The Class A Common Shares are held by an LLC over which Mr. Constantino has investment control. The equity interests of the LLC are held by an irrevocable trust of which Mr. Constantino is an investment advisor and a beneficiary. Mr. Constantino disclaims beneficial ownership of these shares except to the extent of his pecuniary interest therein
(11)Reflects Class A common shares held in the form of Brazilian Depository Receipts.
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

114	FORM 20-F

«Table of Contents

The following table sets forth the total amounts of transactions entered into with related parties as of the dates indicated:

	Assets/(Liabilities) as of December 31,		Revenue/(Expenses) for the year ended December 31,
Type of transaction	2025	2024	2025	2024	2023
	(in millions of R$)

Securities (Bank deposit certificates)	15	—	—	—	17
Securities purchased under agreements to resell	—	—	—	—	5
Accounts receivable	89	127	5	17	—
Securities sold under repurchase agreements	—	—	—	—	(17)
Financing instruments payable	60	19	—	—	—
For further information, see note 25(b) to our audited consolidated financial statements included elsewhere in this annual report.
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

115	FORM 20-F

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
On November 17, 2025, we announced that our board of directors approved payment of a cash dividend. The dividend was paid on December 18, 2025 to shareholders of record as of December 10, 2025. The total dividend paid was US$ 93 million or $0.18 per common share.
For further information regarding dividend payments by XP Inc since January 1, 2023, see note 24(d) to our audited consolidated financial statements included elsewhere in this annual report.
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

116	FORM 20-F

«Table of Contents

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
As of December 31, 2025, we have provisions recorded in our audited consolidated financial statements in connection with legal proceedings for which we believe a loss is probable in accordance with accounting rules, in an aggregate amount of R$192 million and have made judicial deposits in an aggregate amount of R$53 million. However, legal proceedings are inherently unpredictable and subject to significant uncertainties. If one or more cases were to result in a judgment against us in any reporting period for amounts that exceeded our management’s expectations, the impact on our results of operations or financial condition for that reporting period could be material. See “Item 3. Key information—D. Risk Factors—Risks Relating to Our Business and Industry—The Costs and Effects of Pending and Future Litigation, Investigations or Similar Matters, or Adverse Facts and Developments Related Thereto, Could Materially Affect Our Business, Financial Position and Results of Operations.”
For further information, see note 26 to our audited consolidated financial statements included elsewhere in this annual report.
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
As of December 31, 2025, we were party to 712 judicial and administrative proceedings of a civil nature for which we recorded a provision of R$ 75 million. We were also party to 2,738 judicial and administrative proceedings of a civil nature totaling R$ 1.4 billion, where the likelihood of loss has been assessed by our management as possible based on the opinion of our external legal advisors and for which we have not recorded a provision.
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
As of December 31, 2025, we were party to 365 labor-related judicial and administrative proceedings for which we recorded a provision of R$115 million. We were also party to 231 labor lawsuits totaling R$ 169 million, where the likelihood of loss has been assessed by our management as possible based on the opinion of our external legal advisors and for which we have not recorded a provision.

117	FORM 20-F

«Table of Contents

XP Investments is a party to lawsuits in the United States filed by former employees. We recently reached a settlement in one of the cases, so that, in its initial phase and awaiting judgment, only one lawsuit remains. At this time, external lawyers are not assessing the likelihood of this lawsuit progressing, as it is still in its initial stages. However, we believe the allegations are unfounded. In an extreme scenario, the amount involved is estimated at approximately US$900,000.
Tax and Social Security Matters
As of December 31, 2025, XP’s main tax and social security contingencies could be grouped and described as follows.
(i)Tax assessment related to 2011: The first and the second administrative appeals were denied, and currently the Group awaits judgment on the special appeal before the Superior Court of the Administrative Council of Tax Appeals (“CSRF”). The amount claimed is R$23,381.
(ii)Tax assessment related to 2015: The first and the second administrative appeals were denied, and currently the Group awaits judgment on the special appeal before the CSRF. The amount claimed is R$59,756.
(iii)Tax assessment related to 2017: In this case, in addition to the claim related to the employees’ profit-sharing plan, tax authorities are also challenging the deductibility of the amounts paid under the plan to the members of the Board for the purposes of Corporate Income Tax (IRPJ), for 2016 and 2017. Administrative appeals were filed against both assessments. The appeal related to social security contributions is awaiting judgment by the Federal Revenue Service of Brazil (“RFB”), while the appeal related to IRPJ was denied by the RFB, and a second level appeal is currently awaiting judgment. The total amount claimed is R$138,618.
(iv)Tax assessment related to 2018: An administrative appeal was filed against the assessment, which awaits judgment by the RFB. The total amount claimed is R$168,785
(v)In June 2022, the Group was notified by the Public Labor Ministry for alleged unpaid FGTS (Fund for Severance Indemnity Payment) on the amounts paid to employees under profit sharing plans related to years 2015 to 2020. According to the tax authorities, the Group profit sharing plans did not comply with the provisions of Law 10,101/00. The Group presented its administrative defense which awaits judgment. The total amount claimed is R$196,165.
The likelihood of loss has been assessed as possible by our external legal advisors, reason why we do not record a provision.
(a)Amortization of goodwill: The Group also received four tax assessments in which the tax authorities challenge the deductibility for the purpose of Corporate Income Tax (IRPJ) and Social Contribution of Net Profits (CSLL) of the expenses deriving from the amortization of goodwill registered upon the acquisitions made by the Group between 2013 and 2016. According to the tax authorities, the goodwill was registered in violation of Laws 9.532/97 and 12.973/14, respectively. Currently, two of the proceedings are pending judgment by the RFB and the other two await judgment by the CARF, since the administrative appeals were denied. Also, the Group has filed two lawsuits to prevent the issuance of new tax assessments and/or the application of the 150% penalty by the tax authorities in relation to expenses of such goodwill incurred in other periods. The risk of loss for these claims is classified as possible by the external counsels. The amount claimed is R$116,367.
We believe those proceedings are unlikely to have a material adverse impact, individually or in the aggregate, on our results of operations or financial condition.
B.    Significant Changes
None.
ITEM 9. THE OFFER AND LISTING
A.    Offer and Listing Details
Not applicable.
B.    Plan of Distribution
Not applicable.

118	FORM 20-F

«Table of Contents

C.    Markets
On December 13, 2019, we completed our initial public offering. Our common shares have been listed on the Nasdaq Global Select Market since December 11, 2019 under the symbol “XP.”
On July 1, 2021, we issued senior notes due 2026 in an aggregate principal amount of US$750.0 million. The 3.250% notes due 2026 are guaranteed by XP Investimentos S.A. and have been listed on the Singapore Exchange Securities Trading Limited since July 1, 2021. As of December 31, 2025, the aggregate principal amount outstanding of the 3.250% notes due 2026 was US$435 million.
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
On July 2, 2024, we issued senior notes due 2029 in an aggregate principal amount of US$500.0 million. The 6.750% senior notes due 2029 bear an annual interest rate of 6.750% payable semiannually in arrears on January 2 and July 2 of each year, which commenced on January 2, 2025. The 6.750% notes due 2029 are guaranteed by XP Investimentos S.A and have been listed on the Luxembourg Stock Exchange since July 2, 2024. As of December 31, 2025, the aggregate principal amount outstanding of the 6.750% notes due in 2029 was US$503 million.
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

119	FORM 20-F

«Table of Contents

As of December 31, 2025, XP’s total authorized share capital was US$35,000, divided into 3,500,000,000 shares par value US$0.00001 each, of which:
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
As of December 31, 2025, XP had a total issued share capital of US$5,398.06829, divided into 539,806,829 common shares. Those common shares are divided into 434,047,695 Class A common shares and 103,375,726 Class B common shares that are issued and outstanding, and common shares held by XP as treasury shares as set out below. See “Item 3. Key Information—B. Capitalization and Indebtedness.”
Treasury Shares
As of December 31, 2025, XP had 88,650 Class A common shares and 1,056,308 Class B common shares in treasury. On May 20, 2025, we cancelled 12,053,924 Class A common shares (representing approximately 2.2% of XP’s total shares) held in our treasury accounts. On November 17, 2025, we cancelled 10,970,754 Class A common shares (representing approximately 2.1% of XP’s total shares) held in our treasury accounts.
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

120	FORM 20-F

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

121	FORM 20-F

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
As a Cayman Islands exempted company, XP is not obliged by the Companies Act to call annual general meetings; however, the Memorandum and Articles of Association provide that in each year the company will hold an annual general meeting of shareholders. For the annual general meeting of shareholders, the agenda will include, among other things, the presentation of the annual accounts and the report of the directors (if any). In addition, the agenda for an annual general meeting of shareholders will only include such items as have been included therein by the board of directors.
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

122	FORM 20-F

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

123	FORM 20-F

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

124	FORM 20-F

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

125	FORM 20-F

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
•whether voting rights attach to the shares in issue; and
•the date on which any person ceased to be a member.
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
•an exempted company may issue shares with no par value;
•an exempted company may obtain an undertaking against the imposition of any future taxation (such undertakings are usually given for 20 or 30 years in the first instance);
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

126	FORM 20-F

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

127	FORM 20-F

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
These concessions shall be for a period of twenty years from September 2, 2019.

128	FORM 20-F

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
Except where otherwise indicated, this discussion assumes that we are not, and will not become, a PFIC, as described below.

129	FORM 20-F

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
Passive Foreign Investment Company Rules
Under the Code, we will be a PFIC for any taxable year in which, after the application of certain “look-through” rules with respect to subsidiaries, either (1) 75% or more of our gross income consists of “passive income,” or (2) 50% or more of the average quarterly value of our assets consists of assets that produce, or are held for the production of, “passive income.” For purposes of the above calculations, we will be treated as if we hold our proportionate share of the assets of, and receive directly our proportionate share of the income of, any other corporation in which we directly or indirectly own at least 25%, by value, of the shares of such corporation. Passive income generally includes dividends, interest, rents, certain non-active royalties, and capital gains. Based on our operations, income, assets and certain estimates and projections, including as to the relative values of our assets, including goodwill, which is based on the market price of our Class A common shares, we do not believe we were a PFIC for our 2025 taxable year. However, there can be no assurance that the IRS will agree with our conclusion. In addition, whether we will be a PFIC in 2026 or any future year is uncertain because, among other things, our PFIC status for any taxable year will depend on the composition of our income and assets and the value of our assets from time to time (which may be determined, in part, by reference to the market price of our Class A common shares, which could be volatile). Accordingly, there can be no assurance that we will not be a PFIC for any taxable year. If we are a PFIC for any year during which a U.S. Holder holds Class A common shares, we would generally continue to be treated as a PFIC with respect to such holder for all succeeding years during which such holder holds Class A common shares, even if we ceased to meet the threshold requirements for PFIC status.
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

130	FORM 20-F

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
F.    Dividends and Paying Agents
Not applicable.
G.    Statement by Experts
Not applicable.

131	FORM 20-F

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
ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK
We are exposed to market risks in the ordinary course of our business, including the effects of interest rate changes and foreign currency fluctuations. Information relating to quantitative and qualitative disclosures about these market risks is described below and in note 34 to our audited consolidated financial statements included elsewhere in this annual report.
We conducted a sensitivity analysis for market risks we considered relevant as of December 31, 2025, 2024 and 2023. For this analysis, we adopted the following three scenarios:
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
The below table sets forth the impact of each scenario on each market risk. It does not account for the risk protocols of our risk and treasury areas, which trigger risk mitigation measures as soon as losses are detected, minimizing the risk of significant losses:

		As of December 31, 2025
Trading Portfolio	Exposures	Scenarios
Risk Factors:	Risk of Variation in:	I	II	III
		(R$ millions)

Pre-fixed	Pre-fixed interest rate in reais	—	(224)	(408)
Exchange coupons	Foreign currencies coupon rate	—	(15)	(40)
Foreign currencies	Exchange rates	—	82	49
Price indexes	Inflation coupon rates	—	(49)	(81)
Shares	Shares prices	—	59	150
Seed Money	Seed Money	—	(21)	(60)
		(1)	(167)	(390)

132	FORM 20-F

«Table of Contents

		As of December 31, 2024
Trading Portfolio	Exposures	Scenarios
Risk Factors:	Risk of Variation in:	I	II	III
		(R$ millions)

Pre-fixed	Pre-fixed interest rate in reais	—	8	50
Exchange coupons	Foreign currencies coupon rate	—	7	(15)
Foreign currencies	Exchange rates	—	65	148
Price indexes	Inflation coupon rates	—	(12)	(25)
Shares	Shares prices	(6)	(162)	(459)
Seed Money	Seed Money	—	(4)	18
		(7)	(129)	(283)

		As of December 31, 2023
Trading Portfolio	Exposures	Scenarios
Risk Factors:	Risk of Variation in:	I	II	III
		(R$ millions)

Pre-fixed	Pre-fixed interest rate in reais	—	21	23
Exchange coupons	Foreign currencies coupon rate	—	(18)	(37)
Foreign currencies	Exchange rates	—	343	907
Price indexes	Inflation coupon rates	—	(13)	(25)
Shares	Shares prices	(3)	(252)	(290)
Seed Money	Seed Money	(3)	(71)	(141)
		(7)	11	438
Currency Risk
We are subject to foreign currency risk as we hold interests in XP Holding International LLC, one of our international financial holding companies in the United States, XP Advisors Inc., our finance services consulting company in the United States, and XP Holding UK Ltd, one of our international financial holding companies in the United Kingdom, whose equity as of December 31, 2025 was US$114.2 million (US$96.8 million as of December 31, 2024), US$15.3 million (US$12.3 million as of December 31, 2024) and GBP 6.4 million (GBP 16.5 million as of December 31, 2024) respectively.
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
We have floating interest rate indebtedness, so we are exposed to interest rate risk as a result of changes in the level of interest rates, and any increase in interest rates could negatively affect our results of operations and would increase the costs associated with financing our operations. As of December 31, 2025 and 2024, substantially all of our total indebtedness consisted of floating rate debt and was principally indexed to the CDI. Furthermore, our exposure to interest rate risk also applies to our cash and cash equivalents deposited in interest-bearing accounts which are indexed to the CDI, which can affect our results of operations and cash flows.

133	FORM 20-F

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
We use both National Scale ratings from internationally recognized Credit Rating Risk Agencies and our internal rating scales to subdivide portfolios into High, Medium and Low Risk. Management undertakes credit quality analysis of all assets, including those that are not past due or reduced to recoverable value. For credit operations, we often use the relevant client’s investments under custody with us as collateral to reduce potential losses and protect against credit risk exposure, and we manage and monitor this collateral to ensure it remains sufficient, legally enforceable (effective) and viable. Our credit risk management operations allow us to formulate risk appetite strategies and establish limits, including exposure analysis and trends as well as the effectiveness of our credit policy. As of December 31, 2025, such assets were substantially represented by credit operations and securities purchased under agreements to resell the counterparties, which include Brazilian banks with low credit risk, securities issued by the Brazilian government, as well as derivative financial instruments transactions, which are mostly traded on the B3.

134	FORM 20-F

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
ITEM 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES
A.    Debt Securities
Not applicable.
B.    Warrants and Rights
Not applicable.
C.    Other Securities
Not applicable.

135	FORM 20-F

«Table of Contents

D.    American Depositary Shares
Not applicable.
ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES
A.    Defaults
No matters to report.
B.    Arrears and Delinquencies
No matters to report.
ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS
A.    Material Modifications to Instruments
Not applicable.
B.    Material Modifications to Rights
Not applicable.
C.    Withdrawal or Substitution of Assets
Not applicable.
D.    Change in Trustees or Paying Agents
Not applicable.
E.    Use of Proceeds
Not applicable.
ITEM 15. CONTROLS AND PROCEDURES
A.    Disclosure Controls and Procedures
We have evaluated, with the participation of our chief executive officer and chief financial officer, the effectiveness of our disclosure controls and procedures as of December 31, 2025. There are inherent limitations to the effectiveness of any system of disclosure controls and procedures, including the possibility of human error and the circumvention or overriding of the controls and procedures. Accordingly, even effective disclosure controls and procedures can only provide reasonable assurance of achieving their control objectives. Based upon our evaluation, our chief executive officer and chief financial officer concluded that our disclosure controls and procedures were effective as of December 31, 2025 to provide reasonable assurance that material information is (1) recorded, processed, summarized and reported within the time periods specified in the applicable rules and forms and (2) accumulated and communicated to our management to allow timely decisions regarding required disclosures.

136	FORM 20-F

«Table of Contents

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
Our management has assessed the effectiveness of our internal control over financial reporting as of December 31, 2025. Using the criteria described in Internal Control—Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission, or “COSO.”
Based on this assessment and those criteria, our management has concluded that our internal controls over financial reporting was effective as of December 31, 2025.
Additionally, the effectiveness of our internal control over financial reporting as of December 31, 2025 has been audited by PwC - PricewaterhouseCoopers Auditores Independentes Ltda., an independent registered public accounting firm, as stated in its report.
C.    Attestation Report of the Registered Public Accounting Firm
Our independent registered public accounting firm, PwC – PricewaterhouseCoopers Auditores Independentes Ltda., has audited the effectiveness of our internal control over financial reporting, as stated in their report as of December 31, 2025, which is included herein.
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

137	FORM 20-F

«Table of Contents

ITEM 16C. Principal Accountant Fees and Services
The following table sets forth the fees billed to us by our independent registered public accounting firm during the years ended December 31, 2025 and 2024. Our independent registered public accounting firm was PricewaterhouseCoopers Auditores Independentes Ltda. for the years ended December 31, 2025, 2024 and 2023. The appointment of PricewaterhouseCoopers Auditores Independentes Ltda., as independent registered public accounting firm, was the result of a tender process completed in 2020 led by the XP Inc.’s audit committee.

	2025	2024
	(in thousands of reais)

Audit fees	6,514	7,137
Audit-related fees	2,404	509
Tax fees	—	—
All other fees	374	1,124
Total	9,292	8,770
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
Tax Fees
Tax fees are fees billed for professional services for tax compliance, tax advice and tax planning. There were no tax fees in 2025 or 2024.
All Other Fees
All other fees are fees billed for other professional services not related to audit or audit-related services.
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
ITEM 16D. Exemptions from the Listing Standards for Audit Committees
See “Item 6. Directors, Senior Management and Employees—C. Board Practices—Foreign Private Issuer Status.”

138	FORM 20-F

«Table of Contents

ITEM 16E. Purchases of Equity Securities by the Issuer and Affiliated Purchasers
Share Repurchase Program
On November 19, 2024, our board of directors approved a new share repurchase program, under which we may repurchase up to the amount in dollars equivalent to R$1.0 billion of our outstanding Class A common shares over a period beginning on November 20, 2024, continuing until the earlier of the completion of the repurchase or November 20, 2025, depending on market conditions. The repurchase limit was reached on May 12, 2025 and the program was terminated.
On May 20, 2025, our board of directors approved another share repurchase program, under which XP may repurchase up to the amount in dollars equivalent to R$1.0 billion (one billion Brazilian Reais) of its outstanding Class A common shares in the open market, based on prevailing market prices, or in privately negotiated transactions, over a period beginning on May 21, 2025 continuing until the earlier of the completion of the repurchase or December 31, 2026, depending upon market conditions. The repurchase limit was reached on October 20, 2025 and the program was terminated.
On November 17, 2025, our board also authorized a new share repurchase program, allowing the Company to repurchase up to R$1.0 billion (or its USD equivalent) of its outstanding Class A common shares over a period beginning on November 18, 2025 continuing until the earlier of the completion of the repurchase or November 18, 2026, depending upon market conditions.
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
From January 1, 2025 to December 31, 2025, we repurchased 21,786,228 common shares at an average price of approximately US$15.59 per share (excluding broker and transaction fees). The following table provides information about purchases by us during fiscal year 2025 of our outstanding Class A common shares:

Period[80]	Total Number of Shares (or BDRs) Purchased(1)	Average Price Paid per Share (or BDR)(2)	Total Number of Shares (or BDRs) Purchased as Part of Publicly Announced Plans or Programs	Maximum Number (or Approximate Dollar Value) of Shares (or BDRs) that May Yet Be Purchased Under the Plans or Programs

January 1, 2025 – January 31, 2025	992,924	12.26	992,924	137,220,822
February 1, 2025 – February 28, 2025	1,675,400	14.59	1,675,400	112,774,402
March 1, 2025 – March 31, 2025	3,356,000	14.76	3,356,000	63,251,717
April 1, 2025 – April 30, 2025	3,642,900	14.12	3,642,900	11,800,678
May 1, 2025 – May 31, 2025	1,059,600	16.39	1,059,600	—
June 1, 2025 – June 30, 2025	192,058	19.57	192,058	177,993,425
July 1, 2025 – July 30, 2025	733,740	17.93	733,740	164,840,429
August 1, 2025 – August 31, 2025	490,200	16.59	490,200	156,707,859
September 1, 2025 – September 30 2025	167,855	18.89	167,855	153,537,375
October 1, 2025 – October 31 2025	9,386,901	16.51	9,386,901	—
December 1, 2025 – December 31 2025	88,650	16.28	88,650	180,308,839
Total	21,786,228	15.59	21,786,228	180,308,839

(1)On November 19, 2024, our board of directors approved the repurchase plan of $1.0 billion in dollars equivalent.
(2)The average price paid per share excludes broker and transaction fees.
For further information on our shares held in treasury, see “Item 10. Additional Information—B. Memorandum and Articles of Association—Treasury Shares.”
ITEM 16F. Change in Registrant’s Certifying Accountant
None.

139	FORM 20-F

«Table of Contents

ITEM 16G. Corporate Governance
Foreign Private Issuer Status
We qualify as a “foreign private issuer” under the SEC rules and Nasdaq rules. As a foreign private issuer, we will be exempt from the rules under the Exchange Act related to the furnishing and content of proxy statements, and our officers, directors, and principal shareholders will be exempt from short-swing profit recovery provisions contained in Section 16(b) of the Exchange Act. However, pursuant to the Holding Foreign Insiders Accountable Act enacted on December 18, 2025, our directors and officers are subject to the insider reporting obligations under Section 16(a) of the Exchange Act, including the requirement to file Forms 3, 4 and 5, effective March 18, 2026.
Furthermore, Nasdaq listing rules include certain accommodations in the corporate governance requirements that allow foreign private issuers, such as us, to follow “home country” corporate governance practices in lieu of the otherwise applicable corporate governance standards of Nasdaq. The application of such exceptions requires that we disclose each Nasdaq corporate governance standard that we do not follow and describe the Cayman Islands corporate governance practices we do follow in lieu of the relevant Nasdaq corporate governance standard. We currently follow Cayman Islands corporate governance practices in lieu of the corporate governance requirements of Nasdaq in respect of the following:
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

140	FORM 20-F

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

141	FORM 20-F

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

142	FORM 20-F

«Table of Contents

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

143	FORM 20-F

«Table of Contents

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

144	FORM 20-F

«Table of Contents

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
Not applicable.

145	FORM 20-F

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
ITEM 16K. Cybersecurity
Risk Management Strategy
Cybersecurity risk management is an integral part of our overall enterprise risk management program. Our cybersecurity risk management program is designed to align with best practices as embodied by such frameworks and benchmarks as those published by the National Institute of Standards and Technology the Center for Internet Security, and Mitre Attack, and to guide and provide a solid and resilient framework for identifying and mitigating dealing with cybersecurity risks. Our cybersecurity team is responsible for implementing, maintaining, and evaluating our physical, technical, and administrative security controls as part of the overall cybersecurity risk management program. These functions are primarily performed in-house; we currently engage third parties only for external penetration testing. Additionally, our cybersecurity team provides training to all employees annually.
Our cybersecurity controls include monitoring workstations, servers and our network, using tools such as incident detection controls, content filters, behavior detection tools, Antivirus, Antispam, anti-malware, and data loss prevention tools, among others technical controls. Alerts are generated to notify the team to deal with potential incidents to reduce risk that confidential information is lost, stolen, misused or leaked onto the web. We and third parties on our behalf conduct internal and external Intrusion Tests at the network and application layers, which are carried out at least annually. Scans of internal networks are also carried out periodically and if any vulnerability is identified, it is treated and prioritized according to its criticality. We also have in place a written cybersecurity incident response protocol designed to allow us to respond promptly when an incident is detected.
There are several other controls to promote security against threats in digital media, including with respect to identity and access controls, application security, privacy, encryption and masking, traceability, network segmentation and backup, and to protect against malicious software. We also address potential risks posed by the use of third-party service providers, including by executing appropriate contractual requirements related to data and cyber security and monitoring of assurance reports (when such reports are available) produced by the supplier’s external auditors.
We have been subject to cybersecurity incidents in the past; however, to date, none have had a material impact on our business, operations, or financial condition. For instance, on March 22, 2025, we became aware that an unauthorized third party gained access to a database, hosted by a third-party vendor, containing certain personal and financial information from our clients. We immediately activated our cybersecurity incident response protocol to investigate, contain, and remediate the incident. As of the date of this report, no client accounts, client funds or XP internal systems have been compromised, nor have the systems, or operations of the XP Group been affected as a result of this incident. We have taken necessary measures to resolve the incident promptly and we have remediated the vulnerability that led to the initial unauthorized access. We have provided appropriate notifications to affected individuals, and regulators and competent supervisory authorities have also been notified of the incident, each as required under applicable law. But although we have adopted all necessary steps and actions as per our regulatory obligations and in compliance with our cybersecurity protocols there is no assurance that we will not experience additional negative impacts related to this incident in the future.
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
Governance
Our board of directors (the “Board”) has overall oversight responsibility for our risk management processes, and is charged with overseeing our cybersecurity risk management program. The Risks, Credit and ESG committee of the Board is responsible for ensuring that management has processes in place designed to identify and assess the cybersecurity risks to which the company is exposed, to implement and maintain processes and programs to manage cybersecurity risks, and to mitigate, remediate, and otherwise respond to cybersecurity incidents.

146	FORM 20-F

«Table of Contents

Our cybersecurity programs are under the direction of our Chief Technology Officer (CTO), who receives reports from our cybersecurity team and monitors the prevention, detection, mitigation, and remediation of cybersecurity incidents. Our CTO and dedicated staff are certified and experienced information and systems security professionals with many years combined of experience. Management, including the CTO and our cybersecurity team, regularly updates the Risks, Credit and ESG committee of the Board on the company's cybersecurity programs, material cybersecurity risks and mitigation strategies, and it provides cybersecurity reports annually that cover, among other topics, third-party assessments of the company's cybersecurity program, developments in cybersecurity risk and mitigation strategies, and updates to the company's cybersecurity mitigation programs and strategies.
ITEM 17. FINANCIAL STATEMENTS
We have responded to Item 18 in lieu of this item.
ITEM 18. FINANCIAL STATEMENTS
Financial Statements are filed as part of this annual report, see pages F-1 to F-89 to this annual report.
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

101.INS*	XBRL Instance Document.

101.SCH*	XBRL Taxonomy Extension Schema Document.

101.CAL*	XBRL Taxonomy Extension Calculation Linkbase Document.

101.DEF*	XBRL Taxonomy Extension Definition Linkbase Document.

101.LAB*	XBRL Taxonomy Extension Label Linkbase Document.

101.PRE*	XBRL Taxonomy Extension Presentation Linkbase Document.

*    Filed herewith.
**    Previously filed.

147	FORM 20-F

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
“Central Bank” means the Brazilian Central Bank (Banco Central do Brasil).
“Client Assets” means represent the aggregated value, as of the applicable measurement date, of assets serviced by XP across its different service models – including investment advisory, self-directed brokerage, and financial and wealth planning services, among others.
“CMN” means the Brazilian National Monetary Council (Conselho Monetário Nacional). The CMN is comprised of the Brazilian Minister of Finance, the Brazilian Minister of Planning and Budget and the Governor of the Brazilian Central Bank.
“CNSP” means the National Council of Private Insurance (Conselho Nacional de Seguros Privados).
“COPOM” means the Brazilian Monetary Policy Committee (Comitê de Política Monetária do Banco Central).
“CVM” means the Brazilian Securities and Exchange Commission (Comissão de Valores Mobiliários).
“Drex” is the Brazilian real (the official currency of Brazil) in digital form, issued on a digital platform operated by the Central Bank (BC). Therefore, it is referred to as a central bank digital currency (CBDC).”
“Exchange Act” means the U.S. Securities Exchange Act of 1934, as amended.
“GDP” means gross domestic product.
“Gestores” means individuals or legal entities authorized by CVM to manage a portfolio of assets, making investment decisions, including the purchase, sale, and allocation of assets.
“IFAs” means Independent Financial Agents (Assessores de Investimento) subject to CVM Resolution No. 16.
“IPCA” means the Brazilian consumer prices index (Índice de Preços ao Consumidor – Amplo), as calculated by IBGE.
“IGP-M” means the Brazilian general index of market prices (Índice Geral de Preços – Mercado), as calculated by the FGV.
“IRPJ” means the Brazilian federal corporate income tax (imposto sobre a renda de pessoas jurídicas).
“ISS” means the Brazilian municipal services tax (imposto sobre serviços de qualquer natureza).
“Itaú Transaction” means the transaction with Itaú Unibanco S.A. which was consummated in August 2018 and pursuant to which Itaú Unibanco S.A. acquired 49.9% of the share capital of XP Brazil.
“net new assets” represent the net change of client assets serviced by XP across its different service models, as of the applicable reporting period, calculated as gross inflows of client assets less outflows.
“real,” “reais” or “R$” means the Brazilian real, the official currency of Brazil.

148	FORM 20-F

«Table of Contents

“RIA” or “Registered Investment Advisors” encompasses CVM-registered investment consultants (consultores de valores mobiliários)
“Securities Act” means the U.S. Securities Act of 1933, as amended.
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
“UN” means the United Nations.
“U.S. dollar,” “U.S. dollars” or “US$” means U.S. dollars, the official currency of the United States.

149	FORM 20-F

SIGNATURES
The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

XP Inc.

April 29, 2026

By:	/s/ Thiago Maffra
	Name:	Thiago Maffra
	Title:	Chief Executive Officer

By:	/s/ Victor Andreu Mansur Farinassi
	Name:	Victor Andreu Mansur Farinassi
	Title:	Chief Financial Officer

«Table of Contents

INDEX TO FINANCIAL STATEMENTS

FINANCIAL STATEMENTS	XP INC. | FORM 20-F

«Table of Contents | « Index to Financial Statements
Report of Independent Registered
Public Accounting Firm
To the Board of Directors and Shareholders of
XP Inc.
Opinions on the Financial Statements and
Internal Control over Financial Reporting
We have audited the accompanying consolidated balance sheets of XP Inc. and its subsidiaries (the "Company") as of December 31, 2025 and 2024, and the related consolidated statements of income and of comprehensive income, of changes in equity and of cash flows for each of the three years in the period ended December 31, 2025, including the related notes (collectively referred to as the "consolidated financial statements"). We also have audited the Company's internal control over financial reporting as of December 31, 2025, based on criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).
In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2025 and 2024, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2025 in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2025, based on criteria established in Internal Control - Integrated Framework (2013) issued by the COSO.
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
1 of 3
PricewaterhouseCoopers Auditores Independentes Ltda., Avenida Brigadeiro Faria Lima, 3732, Edifício B32, 16o
São Paulo, SP, Brasil, 04538-132
T: +55 (11) 4004-8000, www.pwc.com.br

«Table of Contents | « Index to Financial Statements
XP Inc.
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
Critical Audit Matters
The critical audit matters communicated below are matters arising from the current period audit of the consolidated financial statements that were communicated or required to be communicated to the audit committee and that (i) relate to accounts or disclosures that are material to the consolidated financial statements and (ii) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matters below, providing separate opinions on the critical audit matters or on the accounts or disclosures to which they relate.
Fair value measurement of financial instruments not actively traded in the market
As described in Notes 3(ii.3), 4(i) and 34 to the consolidated financial statements, as of December 31, 2025, the Company measured R$ 2.2 billion of financial instruments not actively traded in the market at fair value, primarily investments classified within Level 3 of the fair value hierarchy, using valuation techniques. The fair value measurement of these instruments requires management to apply significant judgment, including in the selection of valuation methodologies and the development of key assumptions, such as liquidity discount, discount rate, net asset value (NAV), EBITDA multiple, growth assumptions and internal pricing model inputs. As disclosed by management, the fair value of these instruments is recognized based on methodologies that incorporate significant estimates and assumptions due to the limited availability of observable market data.
The principal consideration for our determination that performing procedures relating to the fair value measurement of certain low-liquidity financial instruments is a critical audit matter is the significant audit effort required to evaluate the judgments and assumptions used by management in estimating the fair value of these instruments. This included evaluating the appropriateness of the valuation methodologies, the reasonableness of key assumptions used in the development of yield curves and internal pricing models, and the consistency of those assumptions and models with market practices.
Addressing the matter involved performing procedures and evaluating audit evidence in connection with forming our overall opinion on the consolidated financial statements. These procedures included testing the effectiveness of controls relating to the measurement, recognition and disclosure of the fair value of certain low-liquidity financial instruments. These procedures also included, among others, obtaining an understanding of the valuation methodologies used by management, assessing, with the assistance of firm specialists, the reasonableness of the key assumptions used in developing yield curves and internal pricing models, evaluating the consistency of those assumptions and models with market practice, and performing independent valuation tests of selected transactions on a sample basis.
2 of 3

«Table of Contents | « Index to Financial Statements
XP Inc.
Revenue from services rendered
As described in Notes 3 (xxiii.1) and 28 (a) to the consolidated financial statements, R$ 6.4 billion of the Company's total revenues for the year ended December 31, 2025, were generated from brokerage commission, securities placement and management fees. These revenues consist of commissions on each brokerage service transaction carried out, commission on the placement of securities on behalf of issuers, and fees related to services as investments advisor and distributions of quotas from investments funds managed by third parties, generally calculated as an agreed-upon fixed percentage of the net asset value of each fund on a monthly basis. As disclosed by management, brokerage commission is recognized at a point in time when the related performance obligation is satisfied, securities placement revenue is recognized at the point in time when the underlying transaction is completed, and management fees are recognized over the period during which the related performance obligation is delivered.
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

/s/ PricewaterhouseCoopers Auditores Independentes Ltda.
São Paulo, Brazil
April 29, 2026
We have served as the Company's auditor since 2019.
***
3 of 3

«Table of Contents

XP Inc. and its subsidiaries Consolidated balance sheets at December 31, 2025 and 2024 In thousands of Brazilian Reais
Consolidated balance sheets

Assets	Note	2025	2024

Cash		10,356,636	5,610,548

Financial assets		365,169,005	321,697,974

Fair value through profit or loss		239,754,641	196,185,210
Securities	7	198,834,060	149,985,414
Derivative financial instruments	8	40,920,581	46,199,796

Fair value through other comprehensive income		42,223,349	50,879,981
Securities	7	42,223,349	50,879,981

Evaluated at amortized cost		83,191,015	74,632,783
Securities	7	7,406,932	2,836,146
Securities purchased under resale agreements	6	17,063,099	22,057,137
Securities trading and intermediation	17	6,299,483	6,499,097
Accounts receivable	10	1,366,424	778,943
Loan operations	9	34,142,085	29,228,463
Other financial assets	19	16,912,992	13,232,997

Other assets		10,769,686	10,657,119
Recoverable taxes	11	442,824	452,555
Rights-of-use assets	15	340,586	313,141
Prepaid expenses	12	4,063,404	4,363,233
Other	27	5,922,872	5,528,190

Deferred tax assets	23	3,370,919	2,887,935
Investments in associates	14	3,635,314	3,518,779
Property and equipment	15	463,540	449,956
Goodwill and intangible assets	15	2,763,253	2,634,449

Total assets		396,528,353	347,456,760
The accompanying notes are an integral part of these consolidated financial statements.

Consolidated Balance Sheets	F-4	FORM 20-F

«Table of Contents

XP Inc. and its subsidiaries Consolidated balance sheets at December 31, 2025 and 2024 In thousands of Brazilian Reais

Liabilities and equity	Note	2025	2024

Financial liabilities		276,497,370	257,965,004

Fair value through profit or loss		58,590,399	55,301,063
Securities	7	21,043,459	15,253,376
Derivative financial instruments	8	37,546,940	40,047,687

Evaluated at amortized cost		217,906,971	202,663,941
Securities sold under repurchase agreements	6	58,713,869	71,779,721
Securities trading and intermediation	17	22,420,806	18,474,978
Financing instruments payable	16	123,403,515	95,248,482
Accounts payables		810,157	763,465
Borrowings	18	237,894	1,666,432
Other financial liabilities	19	12,320,730	14,730,863

Other liabilities		95,993,782	69,179,229
Social and statutory obligations	20	1,365,253	1,310,911
Taxes and social security obligations	21	853,265	417,668
Retirement plans and insurance liabilities	22	93,023,422	66,224,387
Provisions and contingent liabilities	26	191,651	146,173
Other	27	560,191	1,080,090

Deferred tax liabilities	23	489,493	265,290

Total liabilities		372,980,645	327,409,523

Equity attributable to owners of the Parent company		23,546,701	20,043,557
Issued capital		28	26
Capital reserve		24,008,890	20,939,689
Other comprehensive income		(337,113)	(673,978)
Treasury shares		(125,104)	(222,180)

Non-controlling interest		1,007	3,680

Total equity	24	23,547,708	20,047,237

Total liabilities and equity		396,528,353	347,456,760
The accompanying notes are an integral part of these consolidated financial statements.

Consolidated Balance Sheets	F-5	FORM 20-F

«Table of Contents

XP Inc. and its subsidiaries
Consolidated statements of income and of comprehensive income for the years ended December 31, 2025, 2024 and 2023
In thousands of Brazilian Reais, except earnings per share

Consolidated statements of income and of comprehensive income

	Note	2025	2024	2023

Net revenue from services rendered	28	7,966,733	7,424,856	6,532,005
Net income (loss) from financial instruments at amortized cost and at fair value through other comprehensive income	28	(5,806,205)	(1,765,733)	1,572,522
Net income from financial instruments at fair value through profit or loss	28	16,238,069	11,371,738	6,755,569
Total revenue and income		18,398,597	17,030,861	14,860,096

Operating costs	29	(5,462,999)	(5,063,032)	(4,398,923)
Selling expenses	30	(294,469)	(148,975)	(169,486)
Administrative expenses	30	(6,418,641)	(6,001,055)	(5,461,147)
Other operating income (expenses), net	31	127,922	188,903	10,638
Expected credit losses	13	(392,302)	(288,496)	(360,859)
Interest expense on debt		(625,400)	(779,525)	(617,478)
Share of profit or (loss) in associates	14	115,848	47,286	73,507
Income before income tax		5,448,556	4,985,967	3,936,348

Income tax credit / (expense)	23	(279,263)	(471,127)	(36,957)

Net income for the year		5,169,293	4,514,840	3,899,391

Other comprehensive income
Items that can be subsequently reclassified to income
Foreign exchange variation of investees located abroad		(99,474)	147,671	(41,160)
Gains (losses) on net investment hedge		70,908	(136,598)	34,603
Changes in the fair value of financial assets at fair value through other comprehensive income		385,426	(1,166,654)	556,381
Changes in discount rates (IFRS 17)		(12,954)	—	—
Other comprehensive income (loss) for the year, net of tax		343,906	(1,155,581)	549,824

Total comprehensive income for the year		5,513,199	3,359,259	4,449,215

Net income attributable to:
Owners of the Parent company		5,169,787	4,513,409	3,898,702
Non-controlling interest		(494)	1,431	689

Total comprehensive income attributable to:
Owners of the Parent company		5,513,693	3,357,828	4,448,526
Non-controlling interest		(494)	1,431	689

Earnings per share from total income attributable to the ordinary equity holders of the company
Basic earnings per share	33	9.8039	8.3324	7.2220
Diluted earnings per share	33	9.7191	8.2314	7.1639
The accompanying notes are an integral part of these consolidated financial statements.

Consolidated Statements of Income and of Comprehensive Income	F-6	FORM 20-F

«Table of Contents

XP Inc. and its subsidiaries Consolidated statements of changes in equity for the years ended December 31, 2025, 2024 and 2023 In thousands of Brazilian Reais
Consolidated statements of changes in equity

	Attributable to owners of the Parent
			Capital reserve
	Notes	Issued Capital	Additional paid-in capital	Other Reserves	Other comprehensive income and Other	Retained Earnings	Treasury shares	Total	Non-Controlling interest	Total Equity

Balances at December 31, 2022		24	6,986,447	12,169,935	(133,909)	—	(1,986,762)	17,035,735	6,475	17,042,210
Comprehensive income for the year
Net income for the year		—	—	—	—	3,898,702	—	3,898,702	689	3,899,391
Other comprehensive income, net		—	—	—	549,824	—	—	549,824	—	549,824
Transactions with shareholders - contributions and distributions
Private issuance of shares	24	2	1,886,172	211,152	—	—	—	2,097,326	—	2,097,326
Other equity transactions
Share based Plan	32	—	330,000	35,388	—	—	—	365,388	327	365,715
Other changes in equity, net		—	—	—	(39,466)	—	—	(39,466)	(4,146)	(43,612)
Acquisition of treasury shares		—	—	—	—	—	(915,859)	(915,859)	—	(915,859)
Cancellation of treasury shares	24	—	(2,785,504)	—	—	—	2,785,504	—	—	—
Allocations of the net income for the year
Transfer to capital reserves		—	—	3,898,702	—	(3,898,702)	—	—	—	—
Dividends distributed		—	—	(3,542,298)	—	—	—	(3,542,298)	(1,853)	(3,544,151)

Balances at December 31, 2023		26	6,417,115	12,772,879	376,449	—	(117,117)	19,449,352	1,492	19,450,844
Comprehensive income for the year
Net income for the year		—	—	—	—	4,513,409	—	4,513,409	1,431	4,514,840
Other comprehensive income, net		—	—	—	(1,155,581)	—	—	(1,155,581)	—	(1,155,581)
Transactions with shareholders - contributions and distributions
Private issuance of shares	24	—	106,412	—	—	—	—	106,412	—	106,412
Other equity transactions
Share based plan	32	—	376,514	38,990	—	—	—	415,504	1,753	417,257
Other changes in equity		—	—	—	105,154	—	—	105,154	(5)	105,149
Acquisition of treasury shares	24	—	—	—	—	—	(1,353,611)	(1,353,611)	—	(1,353,611)
Cancellation of treasury shares	24	—	(1,248,548)	—	—	—	1,248,548	—	—	—
Allocations of the net income for the year
Transfer to capital reserves		—	—	4,513,409	—	(4,513,409)	—	—	—	—
Dividends distributed	24	—	—	(2,037,082)	—	—	—	(2,037,082)	(991)	(2,038,073)
Balances at December 31, 2024		26	5,651,493	15,288,196	(673,978)	—	(222,180)	20,043,557	3,680	20,047,237
Comprehensive income for the year
Net income for the year		—	—	—	—	5,169,787	—	5,169,787	(494)	5,169,293
Other comprehensive income, net		—	—	—	343,906	—	—	343,906		343,906
Other equity transactions
Share based plan		2	659,816	(268,118)	—	—	—	391,700	(13)	391,687
Other changes in equity		—	—	—	(7,041)	—	—	(7,041)	(1,366)	(8,407)
Acquisition of treasury shares		—	—	—	—	—	(1,900,691)	(1,900,691)	—	(1,900,691)
Cancellation of treasury shares		—	(1,997,767)	—	—	—	1,997,767	—	—	—
Allocations of the net income for the year
Transfer to capital reserves		—	—	5,169,787	—	(5,169,787)	—	—	—	—
Dividends distributed		—	—	(494,517)	—	—	—	(494,517)	(800)	(495,317)
Balances at December 31, 2025		28	4,313,542	19,695,348	(337,113)	—	(125,104)	23,546,701	1,007	23,547,708
The accompanying notes are an integral part of these consolidated financial statements.

Consolidated Statements of Changes in Equity	F-7	FORM 20-F

«Table of Contents

XP Inc. and its subsidiaries Consolidated statements of cash flows for the years ended December 31, 2025, 2024 and 2023 (In thousands of Brazilian Reais, unless otherwise stated)
Consolidated statements of cash flows

	Note	2025	2024	2023

Operating activities
Income before income tax		5,448,556	4,985,967	3,936,348
Adjustments to reconcile income before income taxes
Depreciation of property, equipment and right-of-use assets	15	140,977	125,193	118,603
Amortization of intangible assets	15	163,166	140,132	133,810
Loss on write-off of right-of-use assets, property, equipment, intangible assets and leases, net	15	23,358	29,452	32,266
Share of profit or (loss) in associates	14	(115,848)	(47,286)	(73,507)
Income from share in the net income of associates measured at fair value	14	75,564	91,212	52,403
Expected credit losses on financial assets	13	392,302	288,496	360,859
(Reversal of) Provision for contingencies, net	26	3,634	34,285	9,940
Net foreign exchange differences		(980,862)	1,188,410	(470,788)
Share based plan		391,687	417,257	365,715
Interest accrued, including monetary correction of contingent liabilities		547,058	609,375	637,640
(Gain)/Loss on the disposal of investments	14	—	33,126	26,367
Loss on the disposal of property and equipment	15	3,795	—	—
Changes in assets and liabilities
Securities (assets and liabilities)		(41,163,391)	(59,159,736)	(12,743,703)
Derivative financial instruments (assets and liabilities)		2,849,376	(7,340,657)	1,700,236
Securities trading and intermediation (assets and liabilities)		4,134,930	(2,057,519)	1,209,000
Securities purchased under resale agreements		8,512,297	(4,281,877)	(4,495,605)
Accounts receivable		(638,809)	(109,731)	(53,247)
Loan operations		(5,251,571)	(951,004)	(5,596,362)
Prepaid expenses		299,829	55,030	22,722
Other assets and other financial assets		(3,024,508)	(8,083,216)	(437,106)
Securities sold under repurchase agreements		(13,065,852)	38,439,210	711,818
Accounts payable		46,693	(184,753)	326,344
Financing instruments payable		30,042,253	33,547,408	12,478,690
Social and statutory obligations		54,342	164,784	126,692
Tax and social security obligations		(75,931)	(154,910)	17,407
Retirement plans liabilities and insurance liabilities		26,799,035	9,815,312	10,675,260
Other liabilities and other financial liabilities		(2,724,055)	4,484,949	(347,790)
Cash from/(used in) operations		12,888,025	12,078,909	8,724,012
Income tax paid		(313,602)	(542,404)	(402,842)
Contingencies paid	26	(52,637)	(8,188)	(52,667)
Interest paid	37	(367,332)	(349,353)	(141,202)
Additional contingent consideration paid	37	(109,628)	—	—
Net cash flows from/(used in) operating activities		12,044,826	11,178,964	8,127,301
Investment activities
Acquisition of intangible assets	15(b)	(280,282)	(185,404)	(130,219)
Acquisition of property and equipment	15(a)	(209,285)	(144,808)	(66,004)
Disposal of property and equipment assets	15(a)	—	10,000	—
Acquisition of subsidiaries, net of cash acquired		—	—	770,887
Capital (contributions)/reductions in associates	14	14,406	—	—
(Acquisition)/disposal of associates, including contingent consideration paid	37(ii)	(335,056)	(1,393,863)	(65,444)
(Acquisition)/disposal of associates measured at fair value	14	(50,628)	—	29,589
Dividends received from associates	14	144,880	46,812	—
Net cash flows from/(used in) investing activities		(715,965)	(1,667,263)	538,809
Financing activities
Acquisition of borrowings	37	2,626,479	—	2,252,550
Acquisition of treasury shares	24(c)	(1,900,691)	(1,353,611)	(915,859)
Net proceeds from debt securities	37	—	1,159,233	373,481
Payments of borrowings and lease liabilities	37	(3,891,323)	(2,381,225)	(1,966,674)
Payment of debt securities issued	37	(1,266,496)	(1,170,612)	(590,029)
Dividends paid	24(d)	(494,517)	(2,037,082)	(3,542,298)
Transactions with non-controlling interests		—	(5)	(4,146)
Dividends paid to non-controlling interests	24(d)	(800)	(991)	(1,853)
Net cash flows from/(used in) financing activities		(4,927,348)	(5,784,293)	(4,394,828)
Net increase/(decrease) in cash and cash equivalents		6,401,513	3,727,408	4,271,282
Cash and cash equivalents at the beginning of the fiscal year		12,909,614	9,210,484	4,967,480
Effects of exchange rate changes on cash and cash equivalents		(90,589)	(28,278)	(28,278)
Cash and cash equivalents at the end of the fiscal year		19,220,538	12,909,614	9,210,484
Cash		10,356,636	5,610,548	3,943,307
Securities purchased under resale agreements	6	3,518,460	2,885,843	2,760,296
Bank funding instruments (CDB)	7	90,443	69,224	67,985
Other deposits at Brazilian Central Bank	19	5,254,999	4,343,999	2,438,896
The accompanying notes are an integral part of these consolidated financial statements.

Consolidated Statements of Cash Flows	F-8	FORM 20-F

«Table of Contents

XP Inc. and its subsidiaries Notes to consolidated financial statements December 31, 2025, 2024 and 2023 (In thousands of Brazilian Reais, unless otherwise stated)
1 Operations

XP Inc. (the “Company”) is a Cayman Island company with limited liability, incorporated on August 29, 2019. The registered office of the Company is 20, Genesis Close, in George Town, Grand Cayman.
XP Inc. is currently the entity which is registered with the U.S. Securities and Exchange Commission (“SEC”). The common shares are trading on the Nasdaq Global Select Market (“NASDAQ-GS”) under the symbol “XP”.
XP Inc. is a holding company controlled by XP Control LLC, which holds 71.3% of voting rights and is controlled by a group of individuals.
XP Inc. and its subsidiaries (collectively, “Group” or “XP Group”) is a leading, technology-driven financial services platform and a trusted provider of low-fee financial products and services in Brazil and the United States of America (“USA”). XP Group are principally engaged in providing its customers, represented by individuals and legal entities in Brazil and abroad, various financial products, services, digital content and financial advisory services, acting as broker-dealer, including securities brokerage, private pension plans, commercial and investment banking products such as loan operations, transactions in the foreign exchange markets and deposits, through our brands that reach clients directly and through network of Independent Financial Advisers (“IFAs”).
These consolidated financial statements were approved by the Board of Director’s meeting on April 29, 2026.
1.1 Share buy-back programs
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
On November 19, 2024, the Board of Directors approved a new share repurchase program, under which XP may repurchase up to the amount in dollars equivalent to R$1.0 billion of its outstanding Class A common shares over a period beginning on November 20, 2024, continuing until the earlier of the completion of the repurchase or November 20, 2025, depending on market conditions. The repurchase limit of R$1.0 billion was reached on May 12, 2025 and the program has terminated.
On May 19, 2025, the Board of Directors approved a new share buy-back program, under which XP may repurchase up to the amount equivalent to R$1.0 billion of its outstanding Class A common shares over a period beginning on May 21, 2025, continuing until the earlier of the completion of the repurchase or December 31, 2026, depending upon market conditions. The repurchase limit of R$ 1.0 billion was reached on October 20, 2025 and the program has terminated.
On November 17, 2025, the Board of Directors approved a new share buy-back program, under which XP may repurchase up to the amount equivalent to R$1.0 billion of its outstanding Class A common shares over a period beginning on November 18, 2025, continuing until the earlier of the completion of the repurchase or November 18, 2026, depending upon market conditions.
As of December 31, 2025, the Company held in treasury 88,650 Class A shares (equivalent to R$8.0 million or US$1.4 million), acquired under its share buy-back programs, which were acquired at an average price of US$16.28 per share, with prices ranging from US$15.82 to US$16.60.
For further information on treasury shares, see note 24(c).

Notes to Consolidated Financial Statements	F-9	FORM 20-F

«Table of Contents

XP Inc. and its subsidiaries Notes to consolidated financial statements December 31, 2025, 2024 and 2023 (In thousands of Brazilian Reais, unless otherwise stated)
1.2 Corporate reorganization
In order to improve corporate structure, Group´s capital and cash management, XP Inc. concluded some entity reorganizations, as follows:
(i)Inversion of financial institutions in Brazil: On January 5, 2024, the completion of this corporate reorganization was approved. As of this date, XP CCTVM became a wholly-owned subsidiary of Banco XP which became the leader of the XP Prudential Conglomerate (Brazilian Central Bank oversight definition).
(ii)Banco XP as the main shareholder of the Group’s Investments: On November 14, 2024, a wider corporate reorganization was approved and Banco XP became the main shareholder of the Group’s subsidiaries, as XP Investimentos S.A. became owned by Banco XP.
(iii)XP Investimentos S.A. spin-off: On May 1, 2025, the investment held by XP Investimentos S.A. in XP Controle 5 Participações and some commercial notes issued by XP Investimentos were spun off. As a result of this transaction, XP Controle 5 Participações became a wholly-owned subsidiary of Banco XP.
The corporate reorganization events described above had no material impacts on Group’s financial position and results of operations.
2 Basis of preparation and changes to the Group’s accounting policies

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
The consolidated financial statements are presented in Brazilian reais (“R$”), our functional currency, and all amounts disclosed in the financial statements and notes have been rounded off to the nearest thousand currency units unless otherwise stated.
The balance sheet is presented in order of liquidity of assets and liabilities. The timing of their realization or settlement is dependent not just on their liquidity, but also on management’s judgments on expected movements in market prices and other relevant aspects.
(ii)    New or revised standards, interpretations and amendments not yet adopted
Certain new accounting standards and amendments to accounting standards have been published that are not mandatory for December 31, 2025 reporting periods and have not been early adopted by the Group. The Group’s assessment of the impact of these new standards and amendments is set out below:
(a)    Amendments to the Classification and Measurement of Financial Instruments – Amendments to IFRS 9 and IFRS 7 (effective for annual periods beginning on or after January 1, 2026): On May 30, 2024, the IASB issued targeted amendments to IFRS 9 and IFRS 7 to respond to recent questions arising in practice, and to include new requirements not only for financial institutions but also for corporate entities. These amendments:
•clarify the date of recognition and derecognition of some financial assets and liabilities, with a new exception for some financial liabilities settled through an electronic cash transfer system;
•clarify and add further guidance for assessing whether a financial asset meets the solely payments of principal and interest (SPPI) criterion;

Notes to Consolidated Financial Statements	F-10	FORM 20-F

«Table of Contents

XP Inc. and its subsidiaries Notes to consolidated financial statements December 31, 2025, 2024 and 2023 (In thousands of Brazilian Reais, unless otherwise stated)
•add new disclosures for certain instruments with contractual terms that can change cash flows (such as some financial instruments with features linked to the achievement of environment, social and governance targets); and
•update the disclosures for equity instruments designated at fair value through other comprehensive income (FVOCI).
The Group does not expect these amendments to have a material impact on its operations or financial statements.
(b)    Amendments to new ‘own use’ and hedging guidance for contracts referencing nature-dependent electricity – Amendments to IFRS 9 and IFRS 7 (effective for annual periods beginning on or after January 1, 2026): The IASB has issued targeted amendments to IFRS 9 ‘Financial Instruments’ and IFRS 7 ‘Financial Instruments: Disclosures’, to ensure that financial statements faithfully represent the effects of an entity’s contracts referencing nature-dependent electricity. The amendments:
•clarify the application of the ‘own-use’ criteria to nature-dependent electricity contracts;
•permit hedge accounting if these contracts are used as hedging instruments; and
•add new disclosure requirements to enable users of financial statements to better understand the effect of these contracts on an entity’s financial performance and cash flows.
The Group does not expect these amendments to have a material impact on its operations or financial statements.
(c)    IFRS 19 Subsidiaries without Public Accountability: Disclosures (effective for annual periods beginning on or after January 1, 2027): Issued in May 2024, IFRS 19 allows for certain eligible subsidiaries of parent entities that report under IFRS Accounting Standards to apply reduced disclosure requirements. The Group does not expect this standard to have an impact on its operations or financial statements.
(d)    IFRS 18 Presentation and Disclosure in Financial Statements: The standard replaces IAS 1, carrying forward many of the requirements in IAS 1 unchanged and complementing them with new requirements. In addition, some IAS 1 paragraphs have been moved to IAS 8 and IFRS 7. Furthermore, the IASB has made minor amendments to IAS 7 and IAS 33 - Earnings per Share. IFRS 18 introduces new requirements to:
•present specified categories and defined subtotals in the statement of profit or loss
•provide disclosures on management-defined performance measures (MPMs) in the notes to the financial statements
•improve aggregation and disaggregation.
An entity is required to apply IFRS 18 for annual reporting periods beginning on or after January 1, 2027, with earlier application permitted. The amendments to IAS 7 and IAS 33, as well as the revised IAS 8 and IFRS 7, become effective when an entity applies IFRS 18. IFRS 18 requires retrospective application with specific transition provisions. Although IFRS 18 does not change the recognition criteria or measurement basis, it may have a significant impact on the presentation of the Group's consolidated income statement in future periods.
(e)    Annual Improvements to IFRS Accounting Standards – Volume 11 (effective for annual periods beginning on or after 1 January 2026, with early adoption permitted): The IASB has made the following improvements in September 2024:
•IFRS 1, ‘First-time Adoption of International Financial Reporting’ – to improve consistency between IFRS 1 and IFRS 9, ‘Financial Instruments’, in relation to the requirements for hedge accounting, and to improve the understandability of IFRS 1;
•IFRS 7, ‘Financial Instruments: Disclosures’ – to improve consistency in the language used in IFRS 7 with the language used in IFRS 13, ‘Fair Value Measurement’;
•IFRS 9 – to clarify how a lessee accounts for the derecognition of a lease liability when it is extinguished, and to address an inconsistency between IFRS 9 and IFRS 15, ‘Revenue from Contracts with Customers’, in relation to the term ‘transaction price’;
•IFRS 10, ‘Consolidated Financial Statements’ – to clarify the requirements in relation to determining de facto agents of an entity; and
•IAS 7, ‘Statement of Cash Flows’ – to replace the term ‘cost method’ with ‘at cost’, since the term is no longer defined in IFRS Accounting Standards.
The Group does not expect these improvements to have a material impact on its operations or financial statements.

Notes to Consolidated Financial Statements	F-11	FORM 20-F

«Table of Contents

XP Inc. and its subsidiaries Notes to consolidated financial statements December 31, 2025, 2024 and 2023 (In thousands of Brazilian Reais, unless otherwise stated)
(iii)    Basis of consolidation
The consolidated financial statements comprise the consolidated balance sheets of the Group as of December 31, 2025 and 2024 and the consolidated statements of income and comprehensive income, consolidated statements of cash flows and consolidated statements of changes in equity for each of the years ended December 31, 2025, 2024 and 2023.
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
c)    Interests in associates measured at fair value
The Group has investments in associates measured at fair value in accordance with item 18 of IAS 28 – Investments in Associates and Joint Ventures. These investments are held through XP FIP Plêiades (current denomination of XP FIP Managers) and XP FIP Endor, which are venture capital organizations. In determining whether the funds meet the definition of venture capital organizations, management considers the investment portfolio features and objectives. The portfolio classified in this category has the objective to generate growth in the value of its investments in the medium term and have an exit strategy. Additionally, the performance of these portfolios is evaluated and managed considering a fair value basis of each investment.
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

Notes to Consolidated Financial Statements	F-12	FORM 20-F

«Table of Contents

XP Inc. and its subsidiaries Notes to consolidated financial statements December 31, 2025, 2024 and 2023 (In thousands of Brazilian Reais, unless otherwise stated)
The CODM considers the whole Group as a single operating and reportable segment, monitoring operations, making decisions on fund allocation and evaluating performance based on a single operating segment. The CODM reviews relevant financial data on a combined basis for all subsidiaries. Disaggregated information is only reviewed at the revenue level (Note 28), with no corresponding detail at any margin or profitability levels.
The Group’s revenue, results and assets for this one reportable segment can be determined by reference to the consolidated statement of income and of comprehensive income and consolidated balance sheet. See Note 28 (c) for a breakdown of revenues and income and selected assets by geographic location.
(v)    Foreign currency translation
(a)    Functional and presentation currency
Items included in the financial statements of each of the Group’s entities are measured using the currency of the primary economic environment in which the entity operates (“the functional currency”). The consolidated financial statements are presented in Brazilian Reais (“R$”), which is the Group functional and presentation currency.
The functional currency for all the Company’s subsidiaries in Brazil is also the Brazilian reais. Certain subsidiaries outside Brazil uses US Dollar (“USD”) as functional currency.
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

Notes to Consolidated Financial Statements	F-13	FORM 20-F

«Table of Contents

XP Inc. and its subsidiaries Notes to consolidated financial statements December 31, 2025, 2024 and 2023 (In thousands of Brazilian Reais, unless otherwise stated)
3 Summary of material accounting policies

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

Notes to Consolidated Financial Statements	F-14	FORM 20-F

«Table of Contents

XP Inc. and its subsidiaries Notes to consolidated financial statements December 31, 2025, 2024 and 2023 (In thousands of Brazilian Reais, unless otherwise stated)
The Group's business model for managing financial assets refers to how it manages its financial assets in order to generate cash flows. The business model considers whether the group’s objective is to receive cash flows from holding the financial assets, from selling the assets or a combination of both.
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
The classification is determined on an instrument-by-instrument basis.

Notes to Consolidated Financial Statements	F-15	FORM 20-F

«Table of Contents

XP Inc. and its subsidiaries Notes to consolidated financial statements December 31, 2025, 2024 and 2023 (In thousands of Brazilian Reais, unless otherwise stated)
Dividends are recognized as income in the profit and loss when the right of payment has been established, except when the Group benefits from such proceeds as a recovery of part of the cost of the financial asset, in which case, such gains are recorded in OCI. Equity instruments designated at FVOCI are not subject to impairment assessment.
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
Expected credit loss on financial assets
The Group recognizes expected credit losses ("ECLs") for all financial assets that are not measured at FVPL. ECLs are determined using internal statistical models that are monitored and reviewed by the credit risk area.
For credit portfolios, the internal statistical models are developed by the credit risk area using product-specific historical data. ECLs are measured based on the inputs of Probability of Default (PD), Loss Given Default (LGD) and Exposure at Default (EAD). The internal models also incorporate forward-looking (FW) factors into the estimation of PD and LGD parameters
For theses portfolios, the Group classifies financial assets into three stages for ECL measurement, and assets migrate between stages in line with the changes in credit risk:
Stage 1: the financial assets are initially recognized in this stage. A financial asset in Stage 1 is not considered to have experienced a significant increase in credit risk since initial recognition. In this stage, the loss allowance represents the 12-month expected credit loss.

Notes to Consolidated Financial Statements	F-16	FORM 20-F

«Table of Contents

XP Inc. and its subsidiaries Notes to consolidated financial statements December 31, 2025, 2024 and 2023 (In thousands of Brazilian Reais, unless otherwise stated)
Stage 2: this stage includes financial assets that have experienced a significant increase in credit risk since initial recognition, but for which no credit impairment has been identified, as well as assets with payments more than 30 days past due. in Stage 2, the loss allowance represents lifetime expected credit losses.
Stage 3: Financial assets in default or subject to significant credit risk uncertainty are classified in this stage. In Stage 3, the Probability of Default is 100%.
When a financial asset that was previously classified in Stages 2 or 3 shows an improvement in credit risk, it may be transferred back to Stage 1, provided that it meets the minimum cure period defined by the credit risk area based on internal product data.
Financial assets are written off when there is no reasonable expectation of recovery, such as when a debtor fails to enter into or comply with a repayment plan with the Group. As a rule, the Group writes off loans and receivables when contractual payments are more than 360 days past due. Even after write-off, the Group continues to pursue collection efforts to recover amounts due. Any subsequent recoveries are made, these are recognized in profit or loss.
For accounts receivables, and other financial contract assets, the Group applies a simplified approach to calculating ECLs. Therefore, the Group does not track changes in credit risk but instead recognizes a loss allowance based on lifetime ECLs. The Group has established a provision that is based on its historical credit loss.
Through its risk management area, the Group applies policies, methodologies and procedures to mitigate its exposure to credit risk arising from counterparties’ insolvency. These policies, methodologies and procedures are applied at origination and are reassessed on a monthly basis using variables that help identify credit risk. The procedures used to identify, measure, monitor and mitigate credit risk exposure are applied either on an individual basis or on a portfolio basis, grouping exposures with similar risk characteristics. Credit risk management for structured credit operations is carried out through detailed analysis supported by decision-making tools based on internal risk assessment models.
For standardized customers (i.e., exposures that do not qualify as structured operations), risk management is primarily based on automated decision-making and internal risk models, supplemented, where the models are not sufficiently comprehensive or precise, by specialized credit risk analysts. Exposures to standardized customers are generally considered non-recoverable when there is a history of losses and delinquencies of more than 90 days.
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
Gains or losses on liabilities at fair value through profit and loss are recognized in the statement of income.

Notes to Consolidated Financial Statements	F-17	FORM 20-F

«Table of Contents

XP Inc. and its subsidiaries Notes to consolidated financial statements December 31, 2025, 2024 and 2023 (In thousands of Brazilian Reais, unless otherwise stated)
Financial liabilities designated upon initial recognition at FVPL are designated at the initial date of recognition, and only if the criteria in IFRS 9 are satisfied. Securities loaned, and derivative financial instruments are classified as fair value through profit and loss and recognized at fair value.
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
This category generally applies to ‘Securities sold under repurchase agreements’, ‘Securities trading and intermediation’, 'Borrowings', 'Financing Instruments Payable', 'Accounts payables', ‘Lease liabilities’ and 'Other financial liabilities'.
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
Derivatives are initially recognized at fair value on the date a derivative contract is entered into, and they are subsequently remeasured to their fair value at the end of each reporting period. The accounting for subsequent changes in fair value depends on whether the derivative is designated as a hedging instrument and, if so, the nature of the item being hedged. The group designates certain derivatives as either:
•Hedges of the fair value of recognized assets or liabilities or a firm commitment (fair value hedges): Fair value hedges protect the exposure to changes in the fair value of recognized assets or liabilities or firm commitments attributable to a specific risk, such as benchmark interest rate or foreign exchange risk. The designated derivatives are structured so that changes in their fair value are expected to consistently offset movements in the fair value of the hedged item arising from the hedged risk.

Notes to Consolidated Financial Statements	F-18	FORM 20-F

«Table of Contents

XP Inc. and its subsidiaries Notes to consolidated financial statements December 31, 2025, 2024 and 2023 (In thousands of Brazilian Reais, unless otherwise stated)
•Hedges of a net investment in a foreign operation (net investment hedges): Net investment hedges mitigate the foreign currency risk associated with the Group’s net investments in foreign operations. Effective hedge gains and losses arising from changes in spot exchange rates are recorded in Other Comprehensive Income within the foreign currency translation reserve and reclassified to profit or loss upon disposal or substantial liquidation of the respective foreign operation.
•Hedges of expected cash flows to be paid on recognized liabilities (cash flow hedges): Cash flow hedges protect against the exposure to variability in expected future cash flows, including interest cash flows to be paid on recognized liabilities or other highly probable forecast transactions. The determination of high probability reflects historical patterns, contractual terms and internal forecasts. The effective portion of changes in the fair value of the hedging instrument is recognized in Other Comprehensive Income and reclassified to profit or loss when the hedged cash flows affect earnings.
At inception of the hedge relationship, the group documents the economic relationship between hedging instruments and hedged items, including whether changes in the cash flows of the hedging instruments are expected to offset changes in the cash flows of hedged items. The group documents its risk management objective and strategy for undertaking its hedge transactions.
If the hedge no longer meets the criteria for hedge accounting, the hedging relationship is discontinued. A hedging relationship may also be discontinued when the hedging instrument expires, is sold, terminated or exercised, or when the forecasted transaction is no longer expected to occur in the case of cash flow hedges. Upon discontinuation of hedge accounting:
•For fair value hedges, any adjustment previously recorded to the carrying amount of the hedged item under the effective interest method continues to be amortized to profit or loss over the remaining life of the hedged item using a recalculated effective interest rate.
•For cash flow hedges, amounts accumulated in Other Comprehensive Income (“OCI”) related to the effective portion of the hedge are reclassified to profit or loss when the hedged forecasted cash flows affect earnings. If the forecasted transaction is no longer expected to occur, the amount accumulated in OCI is immediately reclassified to profit or loss.
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
Hedge ineffectiveness primarily arises from (i) mismatches in maturity or contractual terms between the hedging instrument and the hedged item, (ii) the impact of counterparty credit risk, and (iii) risk components that are not designated within the hedging relationship.
The Group generally designates hedge relationships using a 1:1 hedge ratio between the notional amount of the hedging instrument and the exposure of the hedged item, reflecting the way underlying risks are managed. Hedge ratios are reassessed periodically, and relationships are rebalanced when necessary to maintain effectiveness, particularly in strategies where the composition of hedged items or hedging instruments evolves over time.
The amounts of ineffectiveness recognized in profit or loss arise from the differences observed between the performance of the hedging instrument and the hedged item.
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

Notes to Consolidated Financial Statements	F-19	FORM 20-F

«Table of Contents

XP Inc. and its subsidiaries Notes to consolidated financial statements December 31, 2025, 2024 and 2023 (In thousands of Brazilian Reais, unless otherwise stated)
(iv)    Securities purchased under resale agreements and obligations related to securities sold under repurchase agreements
The Group has purchased securities with resale agreement (resale agreements) and sold securities with repurchase agreement (repurchase agreement) of financial assets. Resale and repurchase agreements are accounted for under Securities purchased under resale agreements and Securities sold under repurchase agreements, respectively. The difference between the sale and repurchase prices is treated as interest and recognized over the life of the agreements using the effective interest rate method. The financial assets accepted as collateral in our resale agreements can be used by us, if provided for in the agreements, as collateral for our repurchase agreements or can be sold.
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
(vi)    Loan operations
Loan operations consist in arrangements under which clients can borrow stipulated amounts under defined terms and conditions. They are initially measured at its fair value plus transaction costs that are directly attributable to the acquisition and subsequently measured at amortized cost using the effective interest method, less expected credit loss. See note 9 for further information about the Group’s accounting for loan operations and note 3(ii) for a description of the Group’s expected losses on financial assets.
Interest income from these financial assets is included in net income from financial instruments at amortized cost using the effective interest rate method. Any gain or loss arising on derecognition of the loan operations is recognized directly in the statement of income and presented in Note 13. Expected credit losses are presented as a separate line item in the statement of income.
(vii)    Prepaid expenses
Prepaid expenses are recognized as an asset in the balance sheet. These expenditures include mainly incentives to IFAs, prepaid software licenses, certain professional services and insurance premiums. Prepaid expenses are amortized in profit and loss in the period in which the benefits of such items are realized.

Notes to Consolidated Financial Statements	F-20	FORM 20-F

«Table of Contents

XP Inc. and its subsidiaries Notes to consolidated financial statements December 31, 2025, 2024 and 2023 (In thousands of Brazilian Reais, unless otherwise stated)
(viii) Leases
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
The Group has the option, under some of its leases to lease the assets for additional terms. The Group applies judgment in evaluating whether it is reasonably certain to exercise the option to renew. That is, it considers all relevant factors that create an economic incentive for it to exercise the renewal. After the commencement date, the Group reassesses the lease term if there is a significant event or change in circumstances that is within its control and affects its ability to exercise (or not to exercise) the option to renew (e.g., a change in business strategy).
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

Notes to Consolidated Financial Statements	F-21	FORM 20-F

«Table of Contents

XP Inc. and its subsidiaries Notes to consolidated financial statements December 31, 2025, 2024 and 2023 (In thousands of Brazilian Reais, unless otherwise stated)
Depreciation is calculated on a straight-line basis over the estimated useful lives of the assets, as follows:

Property and equipment

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
The useful life of intangible assets is assessed as finite or indefinite. As of December 31, 2025 and 2024, the Group does not hold indefinite life intangible assets, except for goodwill.
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

Notes to Consolidated Financial Statements	F-22	FORM 20-F

«Table of Contents

XP Inc. and its subsidiaries Notes to consolidated financial statements December 31, 2025, 2024 and 2023 (In thousands of Brazilian Reais, unless otherwise stated)
The amortization of intangible assets with definite lives is recognized in the statement of income in the expense category consistent with the use of intangible assets. The useful lives of the intangible assets are shown below:

Estimate useful life (years)

Software	3 - 5
Internally developed intangible	3 - 7
Customer list	2 - 8
Trademarks	10 - 20
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
•Social Contribution on Net Income (CSLL) – tax rate of 9% calculated on taxable income. However, banks (i.e., Banco XP) are subject to a higher CSLL rate of 20%, while all other companies treated as financial entities for tax purposes (i.e., XP CCTVM, XP Serviços Financeiros, XP DTVM and XP Vida e Previdência) are subject to a CSLL rate of 15%.

Notes to Consolidated Financial Statements	F-23	FORM 20-F

«Table of Contents

XP Inc. and its subsidiaries Notes to consolidated financial statements December 31, 2025, 2024 and 2023 (In thousands of Brazilian Reais, unless otherwise stated)
ii)    Deferred income tax and social contribution
Deferred income tax and social contribution are recognized, using the liability method, on temporary differences between the tax bases of assets and liabilities and their carrying amounts in the financial statements. However, deferred taxes are not accounted for if they arise from initial recognition of an asset or liability in a transaction other than a business combination that at the time of the transaction affects neither accounting nor taxable profit and loss.
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
Sales revenues in Brazil are subject to taxes and contributions, at the following statutory rates:
•PIS and COFINS are contributions levied by the Brazilian Federal government on gross revenues. These amounts are invoiced to and collected from the Group’s customers and recognized as deductions to gross revenue (Note 28) against tax liabilities, as we are acting as tax agents on behalf of the tax authorities. PIS and COFINS paid on certain purchases may be claimed back as tax credits to offset PIS and COFINS payable. These amounts are recognized as Recoverable taxes (Note 11) and are offset monthly against Taxes payable and presented net, as the amounts are due to the same tax authority. PIS and COFINS are contributions calculated on two different regimes according to Brazilian tax legislation: cumulative method and non-cumulative method.
The non-cumulative method is mandatory to companies that calculate income tax under the Actual Profit Method (APM). The applicable rates of PIS and COFINS are 1.65% and 7.60%, respectively.
Otherwise, the cumulative method should be adopted by entities under the Presumed Profit Method (PPM) and is also mandatory to financial and insurance companies. The rates applicable to companies under PPM are PIS 0.65% and COFINS 3.00%. Financial entities (i.e., XP CCTVM, XP Serviços Financeiros, Banco XP and XP DTVM) and insurance companies (i.e., XP Vida e Previdência) have a different percentage of COFINS with the surcharge of 1.00%, totaling 4.00%.
•The tax on services (“ISS”) is a tax levied by municipalities on revenues from the provision of services. ISS tax is added to amounts invoiced to the Group’s customers for the services the Group renders. These are recognized as deductions to gross revenue (Note 28) against tax liabilities, as the Group acts as agent collecting these taxes on behalf of municipal governments. The rates may vary from 2.00% to 5.00%. Currently, XP Group’s entities are based majorly in the cities of São Paulo and Rio de Janeiro then, revenues perceived by those companies are subject to rates defined by those cities’ laws.

Notes to Consolidated Financial Statements	F-24	FORM 20-F

«Table of Contents

XP Inc. and its subsidiaries Notes to consolidated financial statements December 31, 2025, 2024 and 2023 (In thousands of Brazilian Reais, unless otherwise stated)
(xiii)    Equity security loans
Represent liabilities to return cash proceeds from security lending transactions. Securities lending transactions are used primarily to earn spread income which relates mainly to equity securities received with a fixed term payable, based on the fair value of the securities plus pro rata interest over the period of the equity security loan. Equity securities borrowed are recognized as unrestricted assets on the statement of financial position and may be sold to third parties. The equity security loans are recorded as a trading liability and measured at fair value with any gains or losses included in the income statement under net fair value gains/(losses) on financial instruments (Note 28b).
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
(xvi)    Retirement plans and insurance liabilities
Retirement plans, relates to accumulation of financial resources, called PGBL (Plan Generator of Benefits), a plan that aims at accumulating funds for participant’s retirement in life, and VGBL (Redeemable Life Insurance), a financial product structured as a pension plan. In both products, the contribution received from the participant is applied to a Specially Constituted Investment Fund (“FIE”) and accrues interest based on FIE investments.
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
From April 2024, new retirement products offered by the Group are subject to Superintendency of Private Insurance (“SUSEP”) regulation, which requires the offer of a life annuity option. The introduction of this mandatory life‑long income option exposes the Group to significant insurance risk and, accordingly, management concluded that these new contracts meet the definition of insurance contracts and are accounted for under IFRS 17 – Insurance Contracts (“IFRS 17” - VFA).
Retirement contracts issued before this regulatory change do not include a life annuity option and, therefore, do not transfer significant insurance risk to the Group. These contracts continue to be accounted for as investment contracts without discretionary participation features under IFRS 9.
Our insurance products include coverage for decreasing death benefits and terminal and serious illnesses, allowing our customers to purchase lifetime and temporary products. The Group also sells individual life insurance plans, offering our customers the possibility of purchasing the following risk coverage: death, accidental death, disability, and funeral assistance.
To measure contracts that contain a significant insurance risk, the Group uses the General Measurement Model and Variable Fee Approach (VFA) in IFRS 17, considering the characteristics of the contracts:
•Building Block Approach - BBA: the Group measures insurance contracts issued, without direct participation characteristics. The portfolio of insurance contracts issued is basically composed of profitable life insurance portfolios.

Notes to Consolidated Financial Statements	F-25	FORM 20-F

«Table of Contents

XP Inc. and its subsidiaries Notes to consolidated financial statements December 31, 2025, 2024 and 2023 (In thousands of Brazilian Reais, unless otherwise stated)
•Variable Fee Approach – VFA: applied to retirement plans contracts with insurance risk. For the contracts measured using the VFA, the OCI option is applied. Since the Group holds the underlying items for these contracts, the use of the OCI option results in the elimination of accounting mismatches, with income or expenses included in profit or loss on the underlying assets held. The amount that exactly matches income or expenses recognized in profit or loss on underlying assets is included in finance income or expenses from insurance contracts issued. The remaining amount of finance income or expenses from insurance contracts issued for the period is recognized in OCI.
The initial recognition of insurance contracts groups is made by the total of the following components:
•Contractual Service Margin (CSM), which represents the unearned profit that will be recognized as the service is provided by the Group.
•Fulfillment cash flows, represented by the present value of estimated cash inflows and outflows of resources over the coverage period of the group of insurance contracts, adjusted for non-financial risk. The adjustment for non-financial risk is a compensation required to support the uncertainties of non-financial factors that incorporate in their calculation methodology the factors related to the value and timing of future cash flows.
The insurance contracts assets and liabilities are segregated between:
•Asset or Liability for Remaining Coverage (LRC): represented by the fulfillment cash flows, adjusted for non-financial risk and the CSM. The periodic amortization of the CSM and losses (or reversals) arising from onerous contracts are recognized in the statement of income, net of Reinsurance. In Insurance Portfolios, the CSM is recognized as the insurance services are provided. The adjustment for non-financial risk is initially recognized against the contractual service margin and its changes are recognized in the statement of income.
•Asset or Liability for Incurred Claims (LIC): represented by fulfillment cash flows which are related to services already provided, such as claims, and other expenses incurred, pending financial settlement. Changes in the fulfillment cash flows of the LIC, including those resulting from an increase in the amount of claims and expenses incurred in past periods and in the current period, are recognized in the statement of income, net of Reinsurance.
To estimate the fulfillment cash flows and expected profitability of the groups of contracts (CSM), the Group uses actuarial models and assumptions, exercising judgment to define (i) grouping of contracts, (ii) coverage period, (iii) discount rate, (iv) models and confidence levels of the adjustment for non-financial risk, (v) profitability level of insurance contracts groups; and (vi) coverage units.
The main assumptions used are (i) loss ratio; (ii) discount rate; (iii) biometric tables; and (iv) adjustment for non-financial risk. See note 4 for more information.
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

Notes to Consolidated Financial Statements	F-26	FORM 20-F

«Table of Contents

XP Inc. and its subsidiaries Notes to consolidated financial statements December 31, 2025, 2024 and 2023 (In thousands of Brazilian Reais, unless otherwise stated)
The liability is recognized for the expected amount to be paid under the plans of cash bonus or short-term profit sharing if the Group has a legal or constructive obligation of paying this amount due to past service provided by employees and the obligation may be reliably estimated.
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

Notes to Consolidated Financial Statements	F-27	FORM 20-F

«Table of Contents

XP Inc. and its subsidiaries Notes to consolidated financial statements December 31, 2025, 2024 and 2023 (In thousands of Brazilian Reais, unless otherwise stated)
(xxi)    Treasury shares
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

Notes to Consolidated Financial Statements	F-28	FORM 20-F

«Table of Contents

XP Inc. and its subsidiaries Notes to consolidated financial statements December 31, 2025, 2024 and 2023 (In thousands of Brazilian Reais, unless otherwise stated)
iii)    Management fees
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
2)    Net income from financial instruments
Net income from financial instruments includes realized gains and losses on the sales of investments, unrealized gains and losses resulting from our investments measured at fair value and interest earned on both cash balances and investments in connection with our trading activities. These gains and losses are outside the scope of IFRS 15 but in scope of IFRS 9 – Financial Instruments, and the related accounting policies are disclosed above.
4 Significant accounting judgements, estimates and assumptions

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
Information about uncertainties on assumptions and estimates that have a significant risk of resulting in a material adjustment in the future fiscal year is included as follows:

Notes to Consolidated Financial Statements	F-29	FORM 20-F

«Table of Contents

XP Inc. and its subsidiaries Notes to consolidated financial statements December 31, 2025, 2024 and 2023 (In thousands of Brazilian Reais, unless otherwise stated)
(i)    Estimation fair value of certain financial assets
The fair value of financial instruments that are not traded in an active market is determined using valuation techniques. The Group uses its judgment to select a variety of methods and make assumptions that are mainly based on market conditions existing at the end of each reporting period.
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
(v)    Impairment of non-financial assets, including goodwill
The Group assesses, at each reporting date, whether there is an indication that an asset may be impaired. Intangible assets with indefinite useful lives and goodwill are tested for impairment annually at the level of the cash generating units (“CGUs”), as appropriate, and when circumstances indicate that the carrying value may be impaired.
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

Notes to Consolidated Financial Statements	F-30	FORM 20-F

«Table of Contents

XP Inc. and its subsidiaries Notes to consolidated financial statements December 31, 2025, 2024 and 2023 (In thousands of Brazilian Reais, unless otherwise stated)
(viii)    Retirement plans and insurance liabilities (under the scope of IFRS 17)
(i) Retirement plans contracts (“VFA”)
The assumptions used to measure retirement plans contracts are as follows, and are reviewed periodically, based on best practices and analysis of the Group's experience:
a) Discount rates:
For cashflows arising from retirement plans contracts with insurance risk with direct participation features, the Company applies the Variable Fee Approach (VFA). In such cases, in accordance with IFRS 17, the discount rate reflects the variability of the returns on the underlying items and is constructed based on a nominal risk‑free yield curve. The Company adopts the PRE‑ETTJ (nominal yield‑curve) as the reference rate, given its greater consistency with the characteristics of the underlying assets of the pension portfolio, which are predominantly correlated with the CDI and therefore aligned with nominal interest rate structures.
(b) Fulfillment cash flows:
For the retirement plans portfolio (PGBL and VGBL products), during the accumulation phase, account balances are projected until the expected retirement date, at which point the accumulated amounts are converted into annuity payments in accordance with the conversion‑rate assumption. After the conversion, the cash flows reflect the estimated benefit payments according to the annuity type assumptions adopted by the Group. The projected cash flows include, primarily: contributions, commissions, surrender values, administrative/operational expenses, benefits, and claim‑related expenses.
(c) Adjustment for non-financial risk:
The methodology for the non‑financial risk adjustment described below is also applied to the retirement plans portfolio (Value‑at‑Risk (VaR) and stochastic simulations via Monte Carlo). For this portfolio, the simulations incorporate stochastic shocks to mortality assumptions and to the annuity‑conversion rate, capturing the variability and uncertainty inherent to the cash flows projected throughout the contractual lifecycle (accumulation, conversion, and annuity payment phases).
(ii) Insurance contracts (“BBA”)
The assumptions used to measure insurance contracts are as follows, and are reviewed periodically, based on best practices and analysis of the Group's experience:
(a) Discount rates:
For cash flows of insurance contracts without participation features, the approach adopted to determine the discount rates was the Bottom-up approach. This approach considers a risk-free interest rate structure, using the parameters of the IPCA (Brazilian inflation index) curve, provided by ANBIMA, adding an adjustment to reflect the illiquidity premium of insurance contracts. The illiquidity premium was determined as the difference between the risk spread of the debentures traded and the credit risk associated with these debentures, measured using an estimate of expected losses based on data disclosed by risk-rating agencies. To reflect the illiquidity characteristic of insurance contracts, the proportion of cancellation volume over the Company's premium volume in each period analyzed was used as a parameter for the numerical estimate of this behavior.
(b) Fulfillment cash flows:
The Group models and estimates the fulfillment cash flows segregating them between LRC and LIC. The portfolios of insurance contracts were defined considering risks with similar characteristics and when the contracts included in these portfolios are managed together, ensuring that the cash flow projection is consistent from a statistical point of view. The assumptions used in the construction of these cash flows also take into account the level characteristics and particularities of each portfolio.
Fulfillment cash flows of the LRC were projected using a deterministic model, in an unbiased way, considering the expected cash inflows and outflows, taking into consideration the characteristics of the products calculated by each model. For the LIC, the volume of expected claims to be paid is represented by the claims projected up to the payment date. The claims reserves are liabilities constituted to honor future commitments on behalf of the Group’s policyholders.

Notes to Consolidated Financial Statements	F-31	FORM 20-F

«Table of Contents

XP Inc. and its subsidiaries Notes to consolidated financial statements December 31, 2025, 2024 and 2023 (In thousands of Brazilian Reais, unless otherwise stated)
(c) Adjustment for non-financial risk:
The Risk Adjustment was determined using a Value at Risk (VaR) method, based on a quartile analysis. This approach uses a particular confidence level in the VaR methodology. The best estimate of future cash flows is calculated using different scenarios (incorporating a determined level of uncertainty in these scenarios as a result of non-financial risk). The stochastic simulations of the parameters applied in the model for calculating the present value of the best estimate of cash flows also consider a reference distribution of the best estimate of cash flows.
The Group applies a confidence level set at 85%, reflecting the Group's risk appetite and VaR is used to determine the best estimate of the cash flows corresponding to this percentile.
5 Group structure

(i)    Subsidiaries
The following are the direct and indirect interests of Company in its subsidiaries for the purposes of these consolidated financial statements:

			% of Group’s interest (i)
Entity name	Country of incorporation	Principal activities	2025	2024	2023

Directly controlled
XPAC Sponsor LLC	Cayman	Special Purpose Acquisition (SPAC) Sponsor	100.00%	100.00%	100.00%
XProject LTD	Cayman	Holding	100.00%	100.00%	100.00%
XP Holding International LLC	USA	International financial holding	100.00%	100.00%	100.00%
XP Advisory US	USA	Investment advisor	100.00%	100.00%	100.00%
XP Holding UK Ltd	UK	International financial holding	100.00%	100.00%	100.00%
XP Finance Holding S.A. (vi)	Brazil	Financial holding	100.00%	100.00%	100.00%
Indirectly controlled
XP Investimentos S.A.	Brazil	Holding	100.00%	100.00%	100.00%
XP Investimentos Corretora de Câmbio, Títulos e Valores Mobiliários S.A.	Brazil	Broker-dealer	100.00%	100.00%	100.00%
XP Vida e Previdência S.A. (ii)	Brazil	Retirement plans and insurance	100.00%	100.00%	100.00%
Banco XP S.A.	Brazil	Multipurpose bank	100.00%	100.00%	100.00%
XPE Infomoney Educação Assessoria Empresarial e Participações Ltda.	Brazil	Digital content services	100.00%	100.00%	100.00%
Tecfinance Informática e Projetos de Sistemas Ltda.	Brazil	Rendering of IT services	99.70%	99.70%	99.70%
XP Corretora de Seguros Ltda.	Brazil	Insurance broker	99.99%	99.99%	99.99%
XP Gestão de Recursos Ltda.	Brazil	Asset management	95.76%	95.80%	95.50%
XP Finanças Assessoria Financeira Ltda.	Brazil	Investment consulting services	99.99%	99.99%	99.99%
Infostocks Informações e Sistemas Ltda.	Brazil	Mediation of information systems	100.00%	100.00%	100.00%
XP Advisory Gestão Recursos Ltda.	Brazil	Asset management	95.55%	99.53%	99.53%
XP Vista Asset Management Ltda.	Brazil	Asset management	99.99%	99.99%	99.99%
XP Controle 4 Participações S.A.	Brazil	Insurance holding	100.00%	100.00%	100.00%
XP Investments UK LLP	UK	Inter-dealer broker and Organized Trading Facility (OTF)	100.00%	100.00%	100.00%
XP Private Holding UK Ltd	UK	Investment Advisor	—%	100.00%	100.00%
XP Investments US, LLC	US	Broker-dealer	100.00%	100.00%	100.00%
XP PE Gestão de Recursos Ltda.	Brazil	Asset management	98.00%	97.90%	98.10%
XP Allocation Asset Management Ltda.	Brazil	Asset management	99.96%	99.97%	99.97%
XP Eventos Ltda.	Brazil	Media and events	100.00%	100.00%	100.00%
DM10 Corretora de Seguros Ltda.	Brazil	Insurance broker	—%	—%	100.00%
XP Comercializadora de Energia Ltda.	Brazil	Energy trading	100.00%	100.00%	100.00%
XP Distribuidora de Títulos e Valores Mobiliários	Brazil	Securities dealer	100.00%	100.00%	100.00%

Notes to Consolidated Financial Statements	F-32	FORM 20-F

«Table of Contents

XP Inc. and its subsidiaries Notes to consolidated financial statements December 31, 2025, 2024 and 2023 (In thousands of Brazilian Reais, unless otherwise stated)

			% of Group’s interest (i)
Entity name	Country of incorporation	Principal activities	2025	2024	2023

Instituto de Gestão e Tecnologia da Informação Ltda.	Brazil	Educational content services	100.00%	100.00%	100.00%
Xtage Intermediação S.A.	Brazil	Digital assets	100.00%	100.00%	100.00%
XP Administradora de Benefícios Ltda.	Brazil	Individual health plan intermediation	100.00%	100.00%	100.00%
XP Corretora de Seguros Riscos	Brazil	Retirement plans and insurance	100.00%	100.00%	100.00%
XP Representação Seguros Ltda.	Brazil	Insurance broker	100.00%	100.00%	100.00%
Banco Modal S.A. (iii)	Brazil	Multipurpose bank	—%	100.00%	100.00%
Modal Assessoria Financeira Ltda.	Brazil	Investment consulting services	100.00%	100.00%	100.00%
XP Serviços Financeiros DTVM Ltda. (v)	Brazil	Securities dealer	100.00%	100.00%	100.00%
Modalmais Treinamento e Desenvolvimento Ltda.	Brazil	Professional training services	—%	—%	100.00%
XP Holding Participações	Brazil	Insurance broker	—%	100.00%	100.00%
Eleven Serviços de Consultoria e Análise S.A. (iii)	Brazil	Investment consulting services	—%	100.00%	100.00%
Banking and Trading Desenvolvimento de Sistemas Ltda. (“Carteira Global”)	Brazil	Softwares development services	—%	—%	100.00%
Refinaria de Dados – Análise de Dados Ltda.	Brazil	Digital content services	—%	—%	100.00%
Hum Bilhão Educação Financeira Ltda.	Brazil	Digital content services	—%	—%	100.00%
Vaivoa Educação Financeira Ltda.	Brazil	Digital content services	—%	—%	100.00%
Modal As a Service S.A.	Brazil	Financial services	—%	—%	100.00%
Galapos Consultoria e Participações Ltda.	Brazil	Consulting services	100.00%	100.00%	100.00%
W2D Tecnologia e Soluções Ltda.	Brazil	Rendering of IT services	—%	—%	100.00%
XP Controle 5 Participações Ltda.	Brazil	Holding	100.00%	100.00%	100.00%
XP Sports Asset Management Ltda.	Brazil	Asset management	100.00%	100.00%	100.00%
Consolidated investments funds
Aetos Energia Fundo de Investimento em Direitos Creditórios	Brazil	Investment fund	100.00%	100.00%	100.00%
Araca Fim Cred Priv (iii)	Brazil	Investment fund	—%	100.00%	—%
Aurea Extrema Logística Fundo de Investimento Imobiliário	Brazil	Investment fund	67.35%	100.00%	—%
Correspondente Banqueiro Consignados INSS Fundo de Investimento em Direitos Creditórios – Resp Ltda	Brazil	Investment fund	100.00%	100.00%	—%
Cactos Fundo de Investimento em Participações Multiestratégia Responsabilidade Limitada	Brazil	Investment fund	100.00%	100.00%	—%
Consignado Público XP Fundo de Investimento em Direitos Creditórios	Brazil	Investment fund	100.00%	100.00%	100.00%
Credit Restructuring Fundo de Investimento em Direitos Creditórios	Brazil	Investment fund	100.00%	100.00%	—%
Credit Restructuring II Fundo de Investimento em Direitos Creditórios Responsabilidade Limitada	Brazil	Investment fund	100.00%	100.00%	—%
Falx Fundo de Investimento Multimercado Crédito Privado Investimento no Exterior	Brazil	Investment fund	100.00%	100.00%	100.00%
Fundo de Investimento em Cotas Multimercado Solar	Brazil	Investment fund	95.65%	100.00%	—%
Fundo de Investimento em Participações Novo Hotel Botafogo Empresas Emergentes	Brazil	Investment fund	100.00%	100.00%	—%
Gladius Fundo de Investimento Multimercado Investimento no Exterior	Brazil	Investment fund	100.00%	100.00%	100.00%
Scorpio Debentures Incentivadas Fundo de Investimento Multimercado Crédito Privado	Brazil	Investment fund	100.00%	100.00%	100.00%
SMF Fundo de Investimento Multimercado Crédito Privado	Brazil	Investment fund	100.00%	100.00%	100.00%
Javelin Fundo de Investimento Multimercado Crédito Privado Investimento no Exterior	Brazil	Investment fund	100.00%	100.00%	100.00%
Frade Fundo de Investimento em Cotas de Fundos de Investimento em Direitos Creditórios NP	Brazil	Investment fund	100.00%	100.00%	100.00%
Frade III Fundo de Investimento em Cotas de Fundo de Investimento Multimercado Crédito Privado	Brazil	Investment fund	100.00%	100.00%	100.00%
Coliseu Fundo de Investimento Multimercado Crédito Privado Investimento no Exterior	Brazil	Investment fund	100.00%	100.00%	100.00%
Makhaira Fundo de Investimento Multimercado Crédito Privado Longo Prazo (iii)	Brazil	Investment fund	—%	100.00%	—%

Notes to Consolidated Financial Statements	F-33	FORM 20-F

«Table of Contents

XP Inc. and its subsidiaries Notes to consolidated financial statements December 31, 2025, 2024 and 2023 (In thousands of Brazilian Reais, unless otherwise stated)

			% of Group’s interest (i)
Entity name	Country of incorporation	Principal activities	2025	2024	2023

NIMROD Fundo de Investimento Multimercado Crédito Privado Investimento no Exterior	Brazil	Investment fund	100.00%	100.00%	100.00%
XP High Yield Fund SP	Cayman	Investment fund	—%	—%	100.00%
XP International Fund SPC - XP Multistrategy Fund SP	Cayman	Investment fund	100.00%	100.00%	100.00%
XP Plêiades Fundo de Investimento em Participações Multiestratégia (iv)	Brazil	Investment fund	100.00%	100.00%	100.00%
XP Alesia Fund SP CL Shares - Brazil Internacional Fund SPC.	Cayman	Investment fund	100.00%	100.00%	100.00%
Newave Fundo de Investimento em Participações Multiestratégia	Brazil	Investment fund	—%	—%	—%
Endor Fundo de Investimento em Participações Multiestratégia Investimento no Exterior	Brazil	Investment fund	100.00%	100.00%	100.00%
XP Phalanx CT Fund (iii)	Cayman	Investment fund	—%	100.00%	100.00%
MM Macadâmia FIM CP IE	Brazil	Investment fund	100.00%	100.00%	100.00%
MM Hedge Icon	Nassau	Investment fund	100.00%	99.37%	99.37%
Fundo de Investimento Imobiliário Desenvolvimento 1 Modalmais	Brazil	Investment fund	98.71%	100.00%	100.00%
Fundo de Investimento em Participações Chardonnay Capital Semente	Brazil	Investment fund	100.00%	100.00%	100.00%
KSM Realty - Fundo de Investimento em Participações Multiestratégia	Brazil	Investment fund	100.00%	100.00%	100.00%
Suécia I Fundo de Investimento Multimercado	Brazil	Investment fund	100.00%	100.00%	100.00%
Suécia II Fundo de Investimento Multimercado	Brazil	Investment fund	100.00%	100.00%	100.00%
Kopis Fundo de Investimento Multimercado Crédito Privado Longo Prazo (ii)	Brazil	Investment fund	100.00%	—%	—%
Home Equity Fundo de Investimento em Direitos Creditórios (ii)	Brazil	Investment fund	100.00%	—%	—%
XP Nix Fundo de Investimento em Infraestrutura (ii)	Brazil	Investment fund	100.00%	—%	—%
Energia Fundo de Investimento em Direitos Creditórios (ii)	Brazil	Investment fund	100.00%	—%	—%
Bari Capital Renda Fundo de Investimento Imobiliário (ii)	Brazil	Investment fund	100.00%	—%	—%
Aspis Fundo de Investimento Multimercado Crédito Privado (ii)	Brazil	Investment fund	100.00%	—%	—%
Fundo de Investimento em Direitos Creditórios FGTS Vision (ii)	Brazil	Investment fund	100.00%	—%	—%
Beta Fundo de Investimento em Cotas de Direitos Creditórios (ii)	Brazil	Investment fund	100.00%	—%	—%
Dao Crédito High Grade Fundo de Investimento em Renda Fixa Crédito Privado (ii)	Brazil	Investment fund	100.00%	—%	—%
Giant Zarathustra Classic FIC Multimercado (ii)	Brazil	Investment fund	100.00%	—%	—%
Giant Zarathustra IV FIC Multimercado (ii)	Brazil	Investment fund	100.00%	—%	—%

(i)The percentage of participation represents the Group’s interest in total capital and voting capital of its subsidiaries.
(ii)New subsidiaries and investment funds incorporated in the year.
(iii)Subsidiaries and investment funds closed or consolidated by other funds/companies during the year.
(iv)XP Managers Fundo de Investimento em Participações Multiestratégia changed its legal name to XP Plêiades Fundo de Investimento em Participações Multiestratégia.
(v)Modal Distribuidora de Títulos e Valores Mobiliários Ltda. changed its legal name to XP Serviços Financeiros DTVM Ltda.
(vi)XP Controle 3 Participações S.A. changed its legal name to XP Finance Holding S.A.
(ii)    Business combinations, acquisition of associates and other developments
(a)    Minority stake acquisitions
During the year ended December 31, 2023, XP Inc. entered in agreements through its subsidiary XP Controle 5 Participações Ltda. to acquire minority stakes in Monte Bravo Holding JV S.A. (“Monte Bravo”), Blue3 S.A. (“Blue3”) and Ável Participações Ltda. (“Ável”). These companies were part of XP Inc’s IFAs network. The total fair value consideration recorded for those acquisitions is R$784,743, including the goodwill in a total amount of R$487,671 (Note 14). As of December 31, 2025, from the total fair value consideration: (i) R$45,000 was paid during 2023, (ii) R$669,521 was paid during 2024 (including monetary correction on this amount), (iii) R$35,518 was paid during 2025 (including monetary correction on this amount) and (iv) there is a remaining amount of R$42,220 recorded through accounts payable (including monetary correction on this amount), which was paid in January 2026. See note 37(ii)(iii).

Notes to Consolidated Financial Statements	F-34	FORM 20-F

«Table of Contents

XP Inc. and its subsidiaries Notes to consolidated financial statements December 31, 2025, 2024 and 2023 (In thousands of Brazilian Reais, unless otherwise stated)
During the year ended December 31, 2024, XP Inc. entered in agreements through its subsidiary XP Controle 5 Participações Ltda. to acquire minority stakes in other three IFAs. The total fair value consideration recorded for those acquisitions is R$416,281, including the goodwill in a total amount of R$200,752 (Note 14). As of December 31, 2025, from the total fair value consideration: (i) R$225,766 was paid in cash during 2024, (ii) R$106,412 was settled through the private issuance of XP Inc Class A shares (see note 24a), (iii) there is an amount equal to R$17,227 recorded through contingent consideration (Note 19(b)), (iv) R$46,442 was paid in cash during 2025 (including monetary correction on this amount) and (v) there is a remaining amount of R$16,932 recorded through accounts payable (including monetary correction on this amount). See note 37(ii)(iii).
During the year ended December 31, 2025, XP Inc., through its subsidiary XP Controle 5 Participações Ltda., acquired minority stakes in other IFAs of its IFAs network. The total fair value consideration recorded for those acquisitions is R$325,502, including the preliminary goodwill in a total amount of R$155,835. The total fair value consideration of R$325,502 was paid in cash during 2025.
The goodwill recognized in those transactions is mainly attributable to expected synergies arising from the investments. Preliminary goodwill presented refers to acquisitions completed less than one year since the acquisition date, in which the Group is obtaining the information necessary to measure the goodwill arising from these acquisitions.
(b)    Other developments
(i)    Presentation improvements for foreign exchange portfolios
The Group has changed the presentation of foreign exchange transactions, which are accounted for under “Other financial assets and liabilities”, applying the offsetting of asset and liability positions that meet the requirements of item 42 of IAS 32.
(ii)    Completion of Banco Modal’s incorporation process
On September 1, 2025, the Brazilian Central Bank approved the incorporation of Banco Modal’s assets and liabilities into Banco XP. As a result, Banco Modal was extinguished. This transaction has no impact on the Group’s financial position or results of operations.
(iii)    Termination of Group’s operations in the UK
On December 23, 2025, the Group submitted a request to the United Kingdom Companies House to place its subsidiaries, XP Holding UK and XP Investments UK, into liquidation.
As of December 31, 2025, these entities no longer have licenses to run operations in the UK, as well as do not have any assets, liabilities or employees registered.
The group is awaiting approval from Companies House for the liquidation processes of these entities, which is expected to occur in 2026 with retroactive effects to the date of requesting.

Notes to Consolidated Financial Statements	F-35	FORM 20-F

«Table of Contents

XP Inc. and its subsidiaries Notes to consolidated financial statements December 31, 2025, 2024 and 2023 (In thousands of Brazilian Reais, unless otherwise stated)
6 Securities purchased (sold) under resale (repurchase) agreements

a)    Securities purchased under resale agreements

	2025	2024

Collateral held	3,295,803	3,163,705
Brazilian sovereign bonds (i)	2,530,502	3,020,502
Corporate debt – local	573,982	27,560
Real estate–backed instruments	101,281	11,073
Other	90,038	104,570

Collateral repledge	11,866,126	18,895,796
Brazilian sovereign bonds (i)	260,629	11,297,972
Corporate debt – local	8,761,184	4,304,132
Real estate–backed instruments	1,729,958	1,982,544
Agribusiness–backed instruments	—	120,652
Interbank deposits certificates (CDIs) (ii)	632,257	815,302
Other	482,098	375,193

Collateral sold	1,903,735	—
Brazilian sovereign bonds	1,903,735	—

Expected credit loss (iii)	(2,565)	(2,364)

Total	17,063,099	22,057,137

(i)    Investments in purchase and sale commitments collateral-backed by sovereign debt securities refer to transactions involving the purchase of sovereign debt securities with a commitment to sale originated mainly in the subsidiaries XP CCTVM, Banco XP and in proprietary funds.
(ii)    Refers to fixed-rate fixed-income assets, which are low-risk investments collateral-backed.
(iii)    The reconciliation of gross carrying amount and the expected credit loss segregated by stages are presented in the Note 13.
As of December 31, 2025, securities purchased under resale agreements were carried out at average interest rates of 15.44% p.a. (12.30% p.a. as of December 31, 2024).
As of December 31, 2025, the amount of R$3,518,460 (December 31, 2024 – R$2,885,843) from the total amount of collateral held portfolio and interbank deposits certificates, is being presented as cash equivalents in the statements of cash flows.
b)    Securities sold under repurchase agreements

	2025	2024

Brazilian sovereign bonds	21,595,733	45,871,065
Corporate debt – local	22,607,747	14,889,816
Real estate–backed instruments	7,336,475	9,260,382
Agribusiness–backed instruments	1,544,830	1,741,369
Corporate debt – foreign	5,629,084	—
Other	—	17,088
Total	58,713,869	71,779,721
As of December 31, 2025, securities sold under repurchase agreements were agreed with average interest rates of 14.41% p.a. (December 31, 2024 – 11.85% p.a.).

Notes to Consolidated Financial Statements	F-36	FORM 20-F

«Table of Contents

XP Inc. and its subsidiaries Notes to consolidated financial statements December 31, 2025, 2024 and 2023 (In thousands of Brazilian Reais, unless otherwise stated)
7 Securities

a)    Securities classified at fair value through profit and loss are presented in the following table:

	2025				2024
	Gross carrying amount	Fair value	Group portfolio	Retirement plan assets (i)	Gross carrying amount	Fair value	Group portfolio	Retirement plan assets (i)

Financial assets
At fair value through profit or loss
Brazilian sovereign bonds	55,596,263	56,313,856	51,911,967	4,401,889	48,446,247	46,736,162	43,953,459	2,782,703
Foreign sovereign bonds	1,814,964	1,818,020	1,818,020	—	—	—	—	—
Real estate–backed instruments	4,389,266	4,276,576	4,276,495	81	4,846,140	4,753,274	4,750,468	2,806
Agribusiness–backed instruments	4,842,682	4,830,980	4,822,577	8,403	1,441,364	1,394,074	1,384,557	9,517
Corporate debt – local	17,090,433	17,178,981	16,035,155	1,143,826	13,342,497	13,012,139	12,412,639	599,500
Corporate debt – foreign	8,245,936	7,987,265	7,987,265	—	8,414,822	8,219,727	8,219,727	—
Bank funding instruments (CDB)	455,242	463,133	366,143	96,990	648,781	661,664	481,083	180,581
Bank funding instruments (Others)	1,411,719	1,515,827	89,224	1,426,603	534,961	583,840	32,865	550,975
Structured notes	42,161	50,076	50,076	—	15,940	20,546	20,546	—
Investment funds	96,353,891	96,353,891	11,300,338	85,053,553	65,840,498	65,840,498	4,347,570	61,492,928
Equity securities	7,613,050	7,613,050	7,170,531	442,519	2,495,570	2,495,570	2,183,047	312,523
Others (iii)	430,697	432,405	422,864	9,541	6,305,237	6,267,920	6,135,507	132,413
Total	198,286,304	198,834,060	106,250,655	92,583,405	152,332,057	149,985,414	83,921,468	66,063,946

(i)Most of those financial products represent retirement plans contracts and do not transfer substantial insurance risk to the Group. Therefore, contributions received from participants are accounted for as liabilities and an asset of the participant in the linked Specially Constituted Investment Fund (“FIE”). In addition to the assets presented segregated above, as retirement plan assets, the Group has proprietary assets to guarantee the solvency of our insurance and pension plan operations, under the terms of CNSP Resolution No. 432/2021, presented as Group portfolio, within the investment funds line. As of December 31, 2025, those assets represent R$ 123,761 (December 31, 2024 - R$ 84,334).
(ii)Bank funding instruments (CDB) include R$90,443 (December 31, 2024 – R$ 69,224) presented as cash equivalents in the statements of cash flows.
(iii)Mainly related to bonds issued and traded overseas and other securities.
b)    Securities at fair value through other comprehensive income are presented in the following table:

	2025			2024
	Gross carrying amount	Fair value adjustments through OCI	Fair value	Gross carrying amount	Fair value adjustments through OCI	Fair value

Financial assets
At fair value through other comprehensive income
Brazilian sovereign bonds	39,785,892	(742,177)	39,043,715	49,357,469	(2,376,462)	46,981,007
Foreign sovereign bonds	3,179,468	165	3,179,634	3,893,441	5,533	3,898,974
Total	42,965,360	(742,012)	42,223,349	53,250,910	(2,370,929)	50,879,981
The amount reclassified upon derecognition from accumulated OCI to the Group’s consolidated statement of income, in “Net income/(loss) from financial instruments at fair value through profit or loss”, for the period was R$ 65,250 (December 31, 2024 - R$ 229,599).

Notes to Consolidated Financial Statements	F-37	FORM 20-F

«Table of Contents

XP Inc. and its subsidiaries Notes to consolidated financial statements December 31, 2025, 2024 and 2023 (In thousands of Brazilian Reais, unless otherwise stated)
c)    Securities evaluated at amortized cost are presented in the following table:

	2025			2024
	Gross carrying amount	Expected credit loss (i)	Book value	Gross carrying amount	Expected credit loss (i)	Book value

Financial assets
At amortized cost
Brazilian sovereign bonds	2,221,521	—	2,221,521	—	—	—
Foreign sovereign bonds	282,696	(3)	282,693	—	—	—
Agribusiness–backed instruments	476,312	(2,191)	474,121	212,102	(547)	211,555
Corporate debt – local	4,455,395	(26,798)	4,428,597	2,638,006	(13,415)	2,624,591
Total	7,435,924	(28,992)	7,406,932	2,850,108	(13,962)	2,836,146

(i)The reconciliation of gross carrying amount and the expected credit losses segregated by stages are presented in the Note 13.
d)    Securities on the financial liabilities classified at fair value through profit or loss are presented in the following table:

	2025		2024
	Gross carrying amount	Fair value	Gross carrying amount	Fair value

Financial liabilities
At fair value through profit or loss
Securities (i)	20,388,644	20,388,644	14,830,405	14,830,405

(i)Mainly related to stock loan operations carried out through the Group's proprietary funds.
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

	2025		2024
	Gross carrying amount	Fair value	Gross carrying amount	Fair value

Financial liabilities
At fair value through profit or loss	650,975	654,815	623,619	422,971
Corporate debt - local	650,975	654,815	623,619	422,971
Unrealized gains/(losses) due to own credit risk for liabilities for which the fair value option has been elected are recorded in other comprehensive income. The debenture’s own credit risk is calculated as the difference between its yield and its benchmark rate for similar Brazilian federal securities. Gain/(losses) due to own credit risk were not material for the period ended December 31, 2025.

Notes to Consolidated Financial Statements	F-38	FORM 20-F

«Table of Contents

XP Inc. and its subsidiaries Notes to consolidated financial statements December 31, 2025, 2024 and 2023 (In thousands of Brazilian Reais, unless otherwise stated)
f)    Securities classified by maturity:

	Assets		Liabilities
	2025	2024	2025	2024

Financial assets
At fair value through PL and at OCI
Current	129,999,761	100,930,547	20,388,644	14,830,405
Non-stated maturity	103,966,940	68,336,068	20,388,644	14,830,405
Up to 3 months	16,750,622	7,800,480	—	—
From 4 to 12 months	9,282,199	24,793,999	—	—

Non-Current	111,057,648	99,934,848	654,815	422,971
After one year	111,057,648	99,934,848	654,815	422,971

Evaluated at amortized cost
Current	2,696,669	87,633	—	—
Up to 3 months	1,930,685	9,457	—	—
From 4 to 12 months	765,984	78,176	—	—

Non-Current	4,710,263	2,748,513	—	—
After one year	4,710,263	2,748,513	—	—

Total	248,464,341	203,701,541	21,043,459	15,253,376
The reconciliation of expected loss to financial assets at amortized cost segregated by stage is demonstrated in Note 13.

Notes to Consolidated Financial Statements	F-39	FORM 20-F

«Table of Contents

XP Inc. and its subsidiaries Notes to consolidated financial statements December 31, 2025, 2024 and 2023 (In thousands of Brazilian Reais, unless otherwise stated)
8 Derivative financial instruments and hedging activities

The Group trades derivative financial instruments with various counterparties to manage its overall exposures (interest rate, foreign currency and fair value of financial instruments) and to assist its customers in managing their own exposures.
Below is the composition of the derivative financial instruments portfolio (assets and liabilities) by type of instrument, stated fair value and by maturity as of December 31, 2025 and 2024:

		2025
	Notional	Fair value	%	Up to 3 months	From 3 to 12 months	From 1 to 5 years	Above 5 years

Assets
Option contracts	3,055,103,887	13,520,972	33%	2,631,248	6,012,043	4,877,594	87
Swap contracts	914,003,115	20,361,017	50%	3,906,979	1,149,103	11,540,141	3,764,794
Forward contracts	131,460,114	1,071,790	3%	937,529	14,282	57,942	62,037
Future contracts	209,334,260	5,966,802	14%	15,143	1,532,495	4,108,917	310,247
Total	4,309,901,376	40,920,581	100%	7,490,899	8,707,923	20,584,594	4,137,165

Liabilities
Option contracts	2,923,722,965	17,264,242	46%	1,303,303	7,100,530	5,280,495	3,579,914
Swap contracts	862,383,442	14,937,416	40%	1,857,900	1,393,812	10,515,355	1,170,349
Forward contracts	144,316,614	1,681,224	4%	1,084,705	366,860	192,055	37,604
Future contracts	304,575,581	3,664,058	10%	26,793	1,044,120	2,360,069	233,076
Total	4,234,998,602	37,546,940	100%	4,272,701	9,905,322	18,347,974	5,020,943

		2024
	Notional	Fair value	%	Up to 3 months	From 3 to 12 months	From 1 to 5 years	Above 5 years

Assets
Option contracts	2,538,687,746	18,760,746	41%	5,326,134	12,239,761	1,194,830	21
Swap contracts	758,053,043	21,743,021	47%	2,296,009	606,502	14,206,015	4,634,495
Forward contracts	24,701,643	2,692,354	6%	2,058,810	605,517	13,535	14,492
Future contracts	22,759,253	3,003,675	6%	134,803	1,269,006	1,487,548	112,318
Total	3,344,201,685	46,199,796	100%	9,815,756	14,720,786	16,901,928	4,761,326

Liabilities
Option contracts	2,441,605,116	22,034,604	55%	5,905,967	8,037,327	4,822,139	3,269,171
Swap contracts	825,780,642	14,000,255	35%	2,501,045	1,106,887	6,082,330	4,309,993
Forward contracts	28,290,772	2,083,292	5%	2,008,234	72,285	2,319	454
Future contracts	397,042,853	1,929,536	5%	97,829	917,878	831,693	82,136
Total	3,692,719,383	40,047,687	100%	10,513,075	10,134,377	11,738,481	7,661,754

Notes to Consolidated Financial Statements	F-40	FORM 20-F

«Table of Contents

XP Inc. and its subsidiaries Notes to consolidated financial statements December 31, 2025, 2024 and 2023 (In thousands of Brazilian Reais, unless otherwise stated)

	2025		2024
	Notional (i)	Fair value	Notional (i)	Fair value

Swap contracts
Assets
Commodities	2,244,350	95,115	70,637	7,486
Foreign exchange	60,549,711	3,583,555	48,173,431	2,336,907
Interest	821,149,048	14,657,464	708,886,668	19,137,399
Share	30,060,006	2,024,883	922,307	261,229
Liabilities
Commodities	1,952,740	(48,201)	1,928,902	(204,422)
Foreign exchange	34,241,157	(1,574,705)	48,091,014	(2,332,909)
Interest	789,512,985	(12,134,315)	762,360,740	(7,667,588)
Share	36,676,560	(1,180,195)	13,399,986	(3,795,336)
Forward contracts
Assets
Commodities	4,791,603	60,659	—	—
Foreign exchange	124,996,692	420,217	14,082,204	2,233,794
Share	681,240	581,240	—	—
Interest	990,579	9,674	10,619,439	458,560
Liabilities
Commodities	4,621,730	(72,952)	—	—
Foreign exchange	136,860,587	(309,570)	17,671,333	(1,624,732)
Interest	1,759,346	(1,284,289)	10,619,439	(458,560)
Share	1,074,951	(14,413)	—	—
Future contracts
Assets
Commodities	18,811,916	8,655	8,457,954	1,000,458
Foreign exchange	22,610,678	171,319	433,824	1,264
Interest	167,526,834	5,786,166	9,856,454	1,456,514
Share	384,832	662	4,011,021	545,439
Liabilities
Commodities	28,191,142	(15,874)	86,833,282	(430,031)
Foreign exchange	16,866,362	(50,492)	17,679,727	(50,786)
Interest	259,471,046	(3,597,542)	91,070,059	(451,014)
Share	47,031	(150)	201,459,785	(997,705)
Option contracts
Assets
Commodities	20,592,062	310,526	1,542	163
Foreign exchange	72,853,018	3,315,588	9,565,942	714,593
Interest	2,831,484,361	3,165,811	2,528,806,657	17,978,224
Share	130,174,446	6,729,047	313,605	67,766
Liabilities
Commodities	200,509,247	(504,494)	3,492	(25)
Foreign exchange	74,802,937	(4,438,639)	175,548	(526,549)
Interest	2,586,274,296	(932,898)	2,440,966,741	(15,167,264)
Share	62,136,485	(11,388,211)	459,335	(6,340,766)

Assets		40,920,581		46,199,796
Liabilities		(37,546,940)		(40,047,687)
Net		3,373,641		6,152,109

(i)Notional amounts represent the sum of gross long and short derivative contracts and provide an indication of the volume of the Group’s derivative activity. They do not represent anticipated losses or actual exposure. For most derivative contracts, the notional amount is not exchanged and it serves solely as a reference amount used to calculate payments between the parties.

Notes to Consolidated Financial Statements	F-41	FORM 20-F

«Table of Contents

XP Inc. and its subsidiaries Notes to consolidated financial statements December 31, 2025, 2024 and 2023 (In thousands of Brazilian Reais, unless otherwise stated)
Derivatives designated as hedges
XP Inc. applies hedge accounting to certain derivatives when these instruments are used to hedge exposures that meet the criteria for hedge accounting under IFRS 9 – Financial Instruments. However, the Group does not apply hedge accounting to all derivatives used in its risk management activities. For example, certain derivatives used for economic hedging purposes may not qualify for hedge accounting due to the complexity of demonstrating the required effectiveness or documentation criteria. As a result, some derivatives are accounted for at fair value through profit or loss, with changes in fair value recognized directly in profit or loss.
To qualify for hedge accounting, XP Inc. requires that the hedging relationship is formally documented at inception, including the risk management objective, the identification of the hedging instrument and the hedged item, the nature of the risk being hedged, and the method for assessing hedge effectiveness both prospectively and retrospectively. The company assesses hedge effectiveness using quantitative methods such as the Dollar Offset Method, comparing changes in the fair value or cash flows of the hedging instrument and the hedged item attributable to the hedged risk.
The Group has three types of hedge relationships: hedge of net investment in foreign operations; fair value hedge and cash flow hedge. For hedge accounting purposes, the risk factors measured by the Group are:
•Interest Rate: Risk of volatility in transactions subject to interest rate variations;
•Currency: Risk of volatility in transactions subject to foreign exchange variations;
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
Sources of ineffectiveness are generally related to:
(a)Possible mismatches between the maturity dates of the hedging instrument and the hedged item;
(b)Possible mismatches between the notional amounts of the hedging instrument and the hedged item;
(c)The churn rate associated with the fair value estimate of the shares granted under the Company’s share-based plan, and considered when contracting the hedging instruments, which is calculated to accrue the impact of cancellations during the term of the plan.
Hedge effectiveness is assessed at inception and on an ongoing basis, at least quarterly. If a hedge is determined to be ineffective or the hedging relationship ceases to meet the qualifying criteria, hedge accounting is discontinued prospectively. Hedge ineffectiveness is recognized in “Net income/(loss) from financial instruments at fair value through profit or loss” in the Group’s consolidated statement of income.

Notes to Consolidated Financial Statements	F-42	FORM 20-F

«Table of Contents

XP Inc. and its subsidiaries Notes to consolidated financial statements December 31, 2025, 2024 and 2023 (In thousands of Brazilian Reais, unless otherwise stated)
The following table outlines the Group’s primary uses of derivatives and the related hedge accounting designation or disclosure category:

Type of Derivative	Use of Derivative	Designation and disclosure
Specifically identified risk exposures in qualifying hedge accounting relationships:
Foreign exchange future	Hedge of the Group’s investments in subsidiaries located in the United States (XP Holding International LLC and XP Advisory US) to protect against US$ exchange rate fluctuations.	Net investment hedge
Interest rate future
Hedge fixed-rate assets and liabilities to mitigate fair value changes, protect against exchange rate fluctuations, and avoid temporary impacts on profit or loss arising from interest rate movements and cash flows related to interest payments and receipts.
Fair value hedge
Interest rate future	Hedge floating-rate exposure on loan operations indexed to IPCA to avoid temporary fluctuations in statements of income arising from changes in the interest rate market.	Fair value hedge
Foreign exchange future	Hedge to protect the change in the fair value related to foreign exchange fluctuations arising from the bond issued by XP Inc.	Fair value hedge
SWAP-TRS	Hedge the cash flow exposure related to XP share price fluctuations on labor tax payments arising from the share-based plans, ensuring predictability of future obligations.	Cash flow hedge
Group’s outstanding hedge accounting relationships
(i) Hedge of net investment in foreign operations
The objective of the Group is to hedge the risk generated by the US$ variation from investments in our subsidiaries in the United States (XP Holding International LLC. and XP Advisors Inc). The Group has entered into future contracts to protect against changes in future cash flows and exchange rate variation of net investments in foreign operations. The Group undertakes risk management through the economic relationship between hedge instruments and hedged items, in which it is expected that these instruments will move in opposite directions, in the same proportions, with the aim of neutralizing the risk factors.
(ii) Fair value hedges
The Group’s fair value strategies consist of hedging the exposure to variation in fair value on the receipt, payment of interests and exchange variation on assets and liabilities.
The group applies fair value hedges as follows:
•Hedging the exposure of fixed-income securities carried out through structured notes. The market risk hedge strategy involves avoiding temporary fluctuations in earnings arising from changes in the interest rate market in Reais. Once this risk is offset, the Group seeks to index the portfolio to the CDI, through the use of derivatives (DI1 Futuro). The hedge is contracted in order to neutralize the total exposure to the market risk of the fixed-income funding portfolio, excluding the portion of the fixed-income compensation represented by the credit spread of Banco XP S.A., seeking to obtain the closest match deadlines and volumes as possible.
•Hedging to protect the change in the fair value of the exchange and interest rate risk of the component of future cash flows arising from the XP Inc bond issued (financial liability) by contracting derivatives.
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

Notes to Consolidated Financial Statements	F-43	FORM 20-F

«Table of Contents

XP Inc. and its subsidiaries Notes to consolidated financial statements December 31, 2025, 2024 and 2023 (In thousands of Brazilian Reais, unless otherwise stated)
•Hedging the exposure to floating interest rates in BRL arising from loan operations indexed to IPCA (Brazilian inflation index) through the use of derivatives. The strategy involves avoiding temporary fluctuations in statements of income arising from changes in the interest rate market.
(iii) Cash flow hedges
The Group applies cash flow hedge in order to neutralize the impacts of XP share price variation on highly probable labor tax payments related to share-based compensation plans using SWAP-TRS contracts. Labor tax payments are due upon delivery of shares to employees under share-based compensation plans and are directly related to share price at that time.
The table below summarizes notional amounts and changes in both the hedged item and the hedging instruments used to calculate hedge effectiveness of all the Group’s hedge accounting relationships:

	Hedged item			Hedge instrument
	Book Value		Variation in value recognized in income or other comprehensive income (i)	Notional value	Variation in the amounts used to calculate hedge ineffectiveness	Hedge ineffectiveness recognized in income (ii)
	Assets	Liabilities
2025
Net investment hedge
Foreign exchange risk
Hedge of net investment in foreign operations	684,297		(70,908)	677,325	77,912	7,004
Total net investment hedge	684,297	—	(70,908)	677,325	77,912	7,004

Fair value hedge
Interest rate risk
Structured notes	—	20,428,519	(819,917)	21,599,440	840,227	20,310
Issued bonds	—	2,317,198	159,648	2,353,595	(189,556)	(29,908)
Brazilian sovereign bonds	16,710,279	—	160,659	16,262,973	(166,510)	(5,851)
Payroll loans	1,934,158	—	68,977	1,788,141	(48,484)	20,493
Loan operations	3,664,357	—	74,226	3,720,117	(35,235)	38,991
Total interest rate risk	22,308,794	22,745,717	(356,407)	45,724,266	400,442	44,035
Foreign exchange risk
Issued bonds	—	43,441	7,544	43,496	(7,609)	(65)
Total foreign exchange risk	—	43,441	7,544	43,496	(7,609)	(65)
Total fair value hedge	22,308,794	22,789,158	(348,863)	45,767,762	392,833	43,970

Cash flow hedge
Market price risk
Long term incentive plan taxes	—	185,923	(62,240)	226,601	49,199	(13,041)
Total cash flow hedge	—	185,923	(62,240)	226,601	49,199	(13,041)
Total	22,993,091	22,975,081	(482,011)	46,671,688	519,944	37,933

2024

Net investment hedge
Foreign exchange risk
Hedge of net investment in foreign operations	675,168	—	136,598	708,102	(138,777)	(2,179)
Total net investment hedge	675,168	—	136,598	708,102	(138,777)	(2,179)

Notes to Consolidated Financial Statements	F-44	FORM 20-F

«Table of Contents

XP Inc. and its subsidiaries Notes to consolidated financial statements December 31, 2025, 2024 and 2023 (In thousands of Brazilian Reais, unless otherwise stated)

	Hedged item			Hedge instrument
	Book Value		Variation in value recognized in income or other comprehensive income (i)	Notional value	Variation in the amounts used to calculate hedge ineffectiveness	Hedge ineffectiveness recognized in income (ii)
	Assets	Liabilities
Fair value hedge
Interest rate risk
Structured notes	—	17,671,952	2,727,761	18,273,237	(2,817,265)	(89,504)
Issued bonds	—	2,478,683	(725,223)	2,410,196	808,415	83,192
Brazilian sovereign bonds	24,728,299	—	(384,453)	24,624,210	372,940	(11,513)
Payroll loans	842,210	—	(31,328)	850,579	29,466	(1,862)
Loan operations	2,381,358	—	(17,669)	2,377,504	16,600	(1,069)
Total interest rate risk	27,951,867	20,150,635	1,569,088	48,535,726	(1,589,844)	(20,756)
Foreign exchange risk
Issued bonds	—	133,470	(54,096)	134,802	52,953	(1,143)
Total foreign exchange risk	—	133,470	(54,096)	134,802	52,953	(1,143)
Total fair value hedge	27,951,867	20,284,105	1,514,992	48,670,528	(1,536,891)	(21,899)

Cash flow hedge
Market price risk
Long term incentive plan taxes	—	234,310	205,701	206,068	(198,386)	7,315
Total cash flow hedge	—	234,310	205,701	206,068	(198,386)	7,315
Total	28,627,035	20,518,415	1,857,291	96,419,266	(1,874,054)	(16,763)

2023
Net investment hedge
Foreign exchange risk
Hedge of net investment in foreign operations	450,853	—	(34,603)	446,442	41,235	6,632
Total net investment hedge	450,853	—	(34,603)	446,442	41,235	6,632

Fair value hedge
Interest rate risk
Structured notes	—	16,593,439	(816,142)	16,702,984	849,160	33,018
Issued bonds	—	3,302,787	121,301	3,156,234	(147,125)	(25,824)
Total interest rate risk	—	19,896,226	(694,841)	19,859,218	702,035	7,194
Foreign exchange risk
Issued bonds	—	237,472	9,881	223,565	(15,064)	(5,183)
Total foreign exchange risk	—	237,472	9,881	223,565	(15,064)	(5,183)
Total fair value hedge	—	20,133,698	(684,960)	20,082,783	686,971	2,011

Cash flow hedge
Market price risk
Long term incentive plan taxes	—	414,315	(59,517)	438,765	70,906	11,389
Total cash flow hedge	—	414,315	(59,517)	438,765	70,906	11,389
Total	450,853	20,548,013	(779,080)	20,967,990	799,112	20,032

(i)For net investment hedges and cash flow hedges, the effective portion of changes in fair value is recognized in Other Comprehensive Income (OCI), while for fair value hedges, changes in fair value are recognized in profit or loss.
(ii)Hedge ineffectiveness is recognized in “Net income/(loss) from financial instruments at fair value through profit or loss” in the Group’s consolidated income statement.

Notes to Consolidated Financial Statements	F-45	FORM 20-F

«Table of Contents

XP Inc. and its subsidiaries Notes to consolidated financial statements December 31, 2025, 2024 and 2023 (In thousands of Brazilian Reais, unless otherwise stated)
9 Loan operations

Following is the breakdown of the carrying amount of loan operations by class, sector of debtor, maturity and concentration:

Loans by type	2025	2024

Pledged asset loans	26,185,440	23,217,323
Retail	14,155,005	12,674,565
Companies	4,549,379	4,516,553
Credit card	7,481,056	6,026,205
Non-pledged asset loans	8,432,588	6,431,221
Retail	265,192	549,148
Companies	6,251,739	3,506,397
Credit card	1,915,657	2,375,676
Total loan operations	34,618,028	29,648,544
Expected Credit Loss (Note 13)	(475,943)	(420,081)
Total loan operations, net of expected credit losses	34,142,085	29,228,463

By maturity	2025	2024

Overdue by 1 day or more	330,382	304,052
Due in 3 months or less	8,252,877	6,014,440
Due after 3 months through 12 months	8,345,591	3,808,000
Due after 12 months	17,689,178	19,522,052
Total Loans operations	34,618,028	29,648,544

By concentration	2025	2024

Largest debtor	4,175,501	2,407,808
10 largest debtors	6,950,812	4,799,033
20 largest debtors	8,133,975	5,831,608
50 largest debtors	9,770,062	7,475,742
100 largest debtors	10,838,691	8,601,442
XP Inc offers loan products through Banco XP to its customers. The loan products offered are mostly (76% and 78% in December 31, 2025 and 2024, respectively) collateralized by customers’ investments on XP platform.
The reconciliation of gross carrying amount and the expected credit losses in loan operations, segregated by stage according with IFRS 9 is demonstrated in Note 13.
10 Accounts receivable

	2025	2024

Customers (i)	1,129,784	684,839
Dividends and interest receivable on equity capital through proprietary funds	63,453	50,921
Other	296,605	119,068
(-) Expected credit losses on accounts receivable	(123,418)	(75,885)
Total	1,366,424	778,943

(i)Refers mostly to receivables from management fees arising from the distribution of funds and amounts receivable related to service provision, which have an average term of 30 days. There is no material concentration on the balances receivable as of December 31, 2025 and 2024.

Notes to Consolidated Financial Statements	F-46	FORM 20-F

«Table of Contents

XP Inc. and its subsidiaries Notes to consolidated financial statements December 31, 2025, 2024 and 2023 (In thousands of Brazilian Reais, unless otherwise stated)
11 Recoverable taxes

	2025	2024

Prepayments of income taxes (IRPJ and CSLL)	413,791	423,489
Contributions over revenue (PIS and COFINS)	27,431	25,791
Taxes on services (ISS)	1,582	3,255
Others	20	20
Total	442,824	452,555

Current	442,824	452,555
Non-Current	—	—
12 Prepaid expenses

	2025	2024

Commissions paid in advance (i) (iii)	3,666,524	3,948,012
Marketing expenses	11,537	16,791
Services paid in advance (ii)	39,639	213,193
Other expenses paid in advance	345,704	185,237
Total	4,063,404	4,363,233

Current	959,701	935,046
Non-Current	3,103,703	3,428,187

(i)Mostly comprised of commissions paid by XP CCTVM to its IFAs in order to establish a long-term relationship with this network. These commissions are recognized at the signing date of each contract and are amortized in the Group’s income statement, linearly, according to the contract’s term period.
(ii)Mostly related to software’s subscription licenses (software as a service “SaaS”).
(iii)Include balances with related parties, in connection with the transactions disclosed on Note 25.
13 Expected Credit Losses on Financial Assets and Reconciliation of carrying amount

a)    Reconciliation of carrying amount of Financial Assets
It is presented below the reconciliation of gross carrying amount of financial assets through other comprehensive income and financial assets measured at amortized cost – that have their ECLs (Expected Credit Losses) measured using the three-stage model and the low credit risk simplification.

Stage 1	Balance at December 31, 2024	Acquisition / (Settlements)	Transfer to stage 2	Transfer to stage 3	Transfer from stage 2	Transfer from stage 3	Write-Off	Closing balance December 31, 2025

Financial assets at fair value through other comprehensive income
Securities	53,250,910	(11,027,561)	—	—	—	—	—	42,223,349
Financial assets amortized cost
Securities	2,850,108	4,585,816	(1,103)	(74,197)	—	—	—	7,360,624
Securities purchased under resale agreements	22,059,501	(4,993,837)	—	—	—	—	—	17,065,664
Loans and credit card operations	26,337,288	5,949,078	(1,302,940)	(538,578)	1,603,609	3,171	—	32,051,628
Total on-balance exposures	104,497,807	(5,486,504)	(1,304,043)	(612,775)	1,603,609	3,171	—	98,701,265
Off-balance exposures (credit card limits)	7,473,577	293,552	(518,677)	(12,458)	137,723	3	—	7,373,720
Total exposures	111,971,384	(5,192,952)	(1,822,720)	(625,233)	1,741,332	3,174	—	106,074,985

Notes to Consolidated Financial Statements	F-47	FORM 20-F

«Table of Contents

XP Inc. and its subsidiaries Notes to consolidated financial statements December 31, 2025, 2024 and 2023 (In thousands of Brazilian Reais, unless otherwise stated)

Stage 2	Balance at December 31, 2024	Acquisition / (Settlements)	Transfer to stage 1	Transfer to stage 3	Transfer from stage 1	Transfer from stage 3	Write-Off	Closing balance December 31, 2025

Financial assets amortized cost
Securities	—	—	—	—	1,103	—	—	1,103
Loans and credit card operations	2,910,045	(585,008)	(1,603,609)	(154,591)	1,302,940	458	—	1,870,235
Total on-balance exposures	2,910,045	(585,008)	(1,603,609)	(154,591)	1,304,043	458	—	1,871,338
Off-balance exposures (credit card limits)	394,416	(144,817)	(137,723)	(941)	518,677	2	—	629,614
Total exposures	3,304,461	(729,825)	(1,741,332)	(155,532)	1,822,720	460	—	2,500,952

Stage 3	Balance at December 31, 2024	Acquisition / (Settlements)	Transfer to stage 1	Transfer to stage 2	Transfer from stage 1	Transfer from stage 2	Write-Off	Closing balance December 31, 2025

Financial assets amortized cost
Securities	—	—	—	—	74,197	—	—	74,197
Securities purchased under resale agreements	—	—	—	—	—	—	—	—
Loans and credit card operations	401,211	(129,631)	(3,171)	(458)	538,578	154,591	(264,955)	696,165
Total on-balance exposures	401,211	(129,631)	(3,171)	(458)	612,775	154,591	(264,955)	770,362
Off-balance exposures (credit card limits)	5,558	(5,769)	(3)	(2)	12,458	941	—	13,183
Total exposures	406,769	(135,400)	(3,174)	(460)	625,233	155,532	(264,955)	783,545

Consolidated Stages	Balance at December 31, 2024	Purchases / (Settlements)	Write-Off	Closing balance December 31, 2025

Financial assets at fair value through other comprehensive income
Securities	53,250,910	(11,027,561)	—	42,223,349
Financial assets amortized cost
Securities	2,850,108	4,585,816	—	7,435,924
Securities purchased under resale agreements	22,059,501	(4,993,837)	—	17,065,664
Loans and credit card operations	29,648,544	5,234,439	(264,955)	34,618,028
Total on-balance exposures	107,809,063	(6,201,143)	(264,955)	101,342,965
Off-balance exposures (credit card limits)	7,873,551	142,966	—	8,016,517
Total exposures	115,682,614	(6,058,177)	(264,955)	109,359,482

Stage 1	Balance at December 31, 2023	Acquisition / (Settlements)	Transfer to stage 2	Transfer to stage 3	Transfer from stage 2	Transfer from stage 3	Write-Off	Closing balance December 31, 2024

Financial assets at fair value through other comprehensive income
Securities	43,693,837	9,557,073	—	—	—	—	—	53,250,910
Financial assets amortized cost
Securities	6,861,493	(4,011,385)	—	—	—	—	—	2,850,108
Securities purchased under resale agreements	14,891,781	7,167,720	—	—	—	—	—	22,059,501
Loans and credit card operations	26,447,368	1,597,545	(2,108,966)	(309,713)	710,801	253	—	26,337,288
Total on-balance exposures	91,894,479	14,310,953	(2,108,966)	(309,713)	710,801	253	—	104,497,807
Off-balance exposures (credit card limits)	8,323,897	(716,113)	(300,426)	(206)	166,424	1	—	7,473,577
Total exposures	100,218,376	13,594,840	(2,409,392)	(309,919)	877,225	254	—	111,971,384

Notes to Consolidated Financial Statements	F-48	FORM 20-F

«Table of Contents

XP Inc. and its subsidiaries Notes to consolidated financial statements December 31, 2025, 2024 and 2023 (In thousands of Brazilian Reais, unless otherwise stated)

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
The following table presents the gross carrying amount of financial assets measured at amortized cost, which have their ECLs measured using the simplified approach:

Gross Carrying Amount	2025	2024

Securities trading and intermediation	6,446,868	6,635,969
Accounts receivable	1,489,842	854,828
Other financial assets	16,933,883	13,257,189
Total	24,870,593	20,747,986

Notes to Consolidated Financial Statements	F-49	FORM 20-F

«Table of Contents

XP Inc. and its subsidiaries Notes to consolidated financial statements December 31, 2025, 2024 and 2023 (In thousands of Brazilian Reais, unless otherwise stated)
b)    Expected credit loss
The table below presents the changes in ECLs, measured according to the three-stage model, for assets classified as financial assets through other comprehensive income and financial assets measured at amortized cost in the period ended December 31, 2025 and December 31, 2024, segregated by stages:

Stage 1	Balance at December 31, 2024	Acquisition / (Settlements)	Transfer to stage 2	Transfer to stage 3	Transfer from stage 2	Transfer from stage 3	Write-Off	Closing balance December 31, 2025

Financial assets at fair value through other comprehensive income
Securities	15,622	(15,622)	—	—	—	—	—	—
Financial assets amortized cost
Securities	13,962	15,030	(17)	(12,250)	—	—	—	16,725
Securities purchased under resale agreements	2,364	201	—	—	—	—	—	2,565
Loans and credit card operations	79,029	317,847	(27,310)	(177,848)	7,117	72	—	198,907
Total on-balance exposures	110,977	317,456	(27,327)	(190,098)	7,117	72	—	218,197
Off-balance exposures (credit card limits)	11,264	(507)	(1,375)	(4,243)	202	—	—	5,341
Total exposures	122,241	316,949	(28,702)	(194,341)	7,319	72	—	223,538

Stage 2	Balance at December 31, 2024	Acquisition / (Settlements)	Transfer to stage 1	Transfer to stage 3	Transfer from stage 1	Transfer from stage 3	Write-Off	Closing balance December 31, 2025

Financial assets amortized cost
Securities	—	—	—	—	17	—	—	17
Loans and credit card operations	87,885	47,859	(7,117)	(110,526)	27,310	23	—	45,434
Total on-balance exposures	87,885	47,859	(7,117)	(110,526)	27,327	23	—	45,451
Off-balance exposures (credit card limits)	7,804	(7,707)	(202)	(60)	1,375	—	—	1,210
Total exposures	95,689	40,152	(7,319)	(110,586)	28,702	23	—	46,661

Stage 3	Balance at December 31, 2024	Acquisition / (Settlements)	Transfer to stage 1	Transfer to stage 2	Transfer from stage 1	Transfer from stage 2	Write-Off	Closing balance December 31, 2025

Financial assets amortized cost
Securities	—	—	—	—	12,250	—	—	12,250
Securities purchased under resale agreements	—	—	—	—	—	—	—	—
Loans and credit card operations	230,080	(32,647)	(72)	(23)	177,848	110,526	(264,955)	220,757
Total on-balance exposures	230,080	(32,647)	(72)	(23)	190,098	110,526	(264,955)	233,007
Off-balance exposures (credit card limits)	4,019	(4,028)	—	—	4,243	60	—	4,294
Total exposures	234,099	(36,675)	(72)	(23)	194,341	110,586	(264,955)	237,301

Notes to Consolidated Financial Statements	F-50	FORM 20-F

«Table of Contents

XP Inc. and its subsidiaries Notes to consolidated financial statements December 31, 2025, 2024 and 2023 (In thousands of Brazilian Reais, unless otherwise stated)

Consolidated Stages	Balance at December 31, 2024	Increase / (Reversal)	Write-Off	Closing balance December 31, 2025

Financial assets at fair value through other comprehensive income
Securities	15,622	(15,622)	—	—
Financial assets amortized cost
Securities	13,962	15,030	—	28,992
Securities purchased under resale agreements	2,364	201	—	2,565
Loans and credit card operations	396,994	333,059	(264,955)	465,098
Total on-balance exposures	428,942	332,668	(264,955)	496,655
Off-balance exposures (credit card limits)	23,087	(12,242)	—	10,845
Total exposures	452,029	320,426	(264,955)	507,500

Stage 1	Balance at December 31, 2023	Acquisition / (Settlements)	Transfer to stage 2	Transfer to stage 3	Transfer from stage 2	Transfer from stage 3	Write-Off	Closing balance December 31, 2024

Financial assets at fair value through other comprehensive income
Securities	12,199	3,423	—	—	—	—	—	15,622
Financial assets amortized cost
Securities	6,072	7,890	—	—	—	—	—	13,962
Securities purchased under resale agreements	2,803	(439)	—	—	—	—	—	2,364
Loans and credit card operations	54,845	227,395	(57,266)	(148,947)	2,872	130	—	79,029
Total on-balance exposures	75,919	238,269	(57,266)	(148,947)	2,872	130	—	110,977
Off-balance exposures (credit card limits)	8,162	8,349	(5,770)	(32)	555	—	—	11,264
Total exposures	84,081	246,618	(63,036)	(148,979)	3,427	130	—	122,241

Stage 2	Balance at December 31, 2023	Acquisition / (Settlements)	Transfer to stage 1	Transfer to stage 3	Transfer from stage 1	Transfer from stage 3	Write-Off	Closing balance December 31, 2024

Financial assets amortized cost
Loans and credit card operations	74,696	76,541	(2,872)	(117,930)	57,266	184	—	87,885
Total on-balance exposures	74,696	76,541	(2,872)	(117,930)	57,266	184	—	87,885
Off-balance exposures (credit card limits)	6,203	(3,608)	(555)	(6)	5,770	—	—	7,804
Total exposures	80,899	72,933	(3,427)	(117,936)	63,036	184	—	95,689

Stage 3	Balance at December 31, 2023	Acquisition / (Settlements)	Transfer to stage 1	Transfer to stage 2	Transfer from stage 1	Transfer from stage 2	Write-Off	Closing balance December 31, 2024

Financial assets amortized cost
Loans and credit card operations	182,282	(34,416)	(130)	(184)	148,947	117,930	(184,349)	230,080
Total on-balance exposures	182,282	(34,416)	(130)	(184)	148,947	117,930	(184,349)	230,080
Off-balance exposures (credit card limits)	3,766	215	—	—	32	6	—	4,019
Total exposures	186,048	(34,201)	(130)	(184)	148,979	117,936	(184,349)	234,099

Notes to Consolidated Financial Statements	F-51	FORM 20-F

«Table of Contents

XP Inc. and its subsidiaries Notes to consolidated financial statements December 31, 2025, 2024 and 2023 (In thousands of Brazilian Reais, unless otherwise stated)

Consolidated Stages	Balance at December 31, 2023	Increase / (Reversal)	Write-Off	Closing balance December 31, 2024

Financial assets at fair value through other comprehensive income
Securities	12,199	3,423	—	15,622
Financial assets amortized cost
Securities	6,072	7,890	—	13,962
Securities purchased under resale agreements	2,803	(439)	—	2,364
Loans and credit card operations	311,823	269,520	(184,349)	396,994
Total on-balance exposures	332,897	280,394	(184,349)	428,942
Off-balance exposures (credit card limits)	18,131	4,956	—	23,087
Total exposures	351,028	285,350	(184,349)	452,029
The table below presents the ECLs for the financial assets measured according to simplified approach in the period ended December 31, 2025 and 2024:

Expected Credit Losses	2025	2024

Securities trading and intermediation	147,384	136,872
Accounts receivable	123,418	75,885
Other financial assets	20,891	24,192
Total	291,693	236,949
c)    Expected credit losses segregated by products
The table below presents the expected credit losses for 2025 and 2024, segregated by products:

Expected Credit Losses	2025	2024

Financial assets at fair value through other comprehensive income	—	15,622
Securities	—	15,622
Financial assets amortized cost	788,348	650,269
Securities	28,992	13,962
Securities purchased under resale agreements	2,565	2,364
Loans and credit card operations	465,098	396,994
Securities trading and intermediation	147,384	136,872
Accounts receivable	123,418	75,885
Other financial assets	20,891	24,192
Total losses for exposures	788,348	665,891
Off-balance exposures (credit card limits)	10,845	23,087
Total exposures	799,193	688,978

Notes to Consolidated Financial Statements	F-52	FORM 20-F

«Table of Contents

XP Inc. and its subsidiaries Notes to consolidated financial statements December 31, 2025, 2024 and 2023 (In thousands of Brazilian Reais, unless otherwise stated)
14 Investments in associates

Set out below are the associates of the Group as of December 31, 2025 and 2024:

Entity	2024	Acquisitions (iii)	Capital (reductions) / contributions	Disposals	Equity in earnings	Dividends received	Other changes in equity (v)	2025

Equity-accounted method
Associates (i.a)	1,972,501	243,542	(14,406)	—	115,848	(144,880)	(58,966)	2,113,639
Measured at fair value
Associates (ii)	1,546,278	51,739	—	(1,111)	(75,564)	—	333	1,521,675
Total	3,518,779	295,281	(14,406)	(1,111)	40,284	(144,880)	(58,633)	3,635,314

Entity	2023	Acquisitions (iii)	Disposals	Equity in earnings	Dividends received	Other changes in equity (iv)	2024

Equity-accounted method
Associates (i.a)	1,657,956	363,217	—	47,286	(46,812)	(49,146)	1,972,501
Measured at fair value
Associates (ii)	1,450,704	—	(33,126)	(91,212)	—	219,912	1,546,278
Total	3,108,660	363,217	(33,126)	(43,926)	(46,812)	170,766	3,518,779

(i)As of December 31, 2025 and December 31, 2024, includes the interests in the total and voting capital of the following companies:
(a) Associates - Wealth High Governance Holding de Participações S.A. (49.9% of the total and voting capital on December 31, 2025, and 2024)); NK112 Empreendimentos e Participações S.A. (49.90% of the total and voting capital on December 31, 2025); Ável Participações Ltda. (35% of the total and voting capital on December 31, 2025 and December 31, 2024); Monte Bravo Holding JV S.A. (45% of the total and voting capital on December 31, 2025 and December 31, 2024); and Blue3 S.A. (42% of the total and voting capital on December 31, 2025 and December 31, 2024); FMX Capital S.A. (36.00% of the total and voting capital on December 31, 2025); SVN S.A (25% of the total and voting capital on December 31, 2025); Manchester Financial Group Participações S.A. (16% of the total and voting capital on December 31, 2025); Nomos Partnership Ltda. (35% of the total and voting capital on December 31, 2025); Kona Participações 2 S.A (27.5% of the total and voting capital on December 31, 2025); Criteria Holding Investimento S.A (20% of the total and voting capital on December 31, 2025); Center XP Holding S.A (35% of the total and voting capital on December 31, 2025) and Inove Capital Partners Ltda. (27% of the total and voting capital on December 31, 2025).
(ii)As mentioned in Note 2(iii)(c), the Group values the investments held through some proprietary investment funds at fair value. The fair value of investments is presented in the statement of income as ‘Net income/(loss) from financial instruments at fair value through profit or loss’. Contingent consideration amounts related to the investments at fair value held through proprietary investment funds are presented in Note 19.
(iii)Includes the minority stake acquisitions disclosed in the Note 5(ii)(a).
(iv)Includes loss or acquisition of significant influence in associates (non-cash transaction), reclassified from investments in associates to financial assets at fair value through profit or loss (or vice versa) and other comprehensive income balances.
(v)During the year ended December 31, 2025, includes an amount of R$ 31,025 related to amortization of identifiable assets, in connection with the minority stake acquisitions disclosed in Note 5(ii)(a).
a) Summarized financial information about material associates
Below is the aggregated financial information about the material associates used by the Group to apply the equity method as of December 31, 2025:

Equity-accounted method	Total assets	Equity	Net income (loss)

Aggregated financial information	669,175	556,655	147,817

Notes to Consolidated Financial Statements	F-53	FORM 20-F

«Table of Contents

XP Inc. and its subsidiaries Notes to consolidated financial statements December 31, 2025, 2024 and 2023 (In thousands of Brazilian Reais, unless otherwise stated)
15 Property, equipment, intangible assets and leases

(a)    Property and equipment

	Data processing system	Furniture and equipment	Security systems	Facilities	Fixed assets in progress	Other	Total

Balance as of January 1, 2023	50,054	14,707	2,139	34,123	179,485	30,386	310,894
Additions	9,124	11,328	728	338	44,486	—	66,004
Business combination (i)	35,945	1,881	94	797	816	—	39,533
Write-offs	(1,059)	(158)	(8)	(52)	—	—	(1,277)
Transfers	—	1,501	624	18,041	(20,166)	—	—
Foreign exchange	779	16	1	60	—	—	856
Depreciation in the year	(26,923)	(4,740)	(260)	(7,285)	—	(3,440)	(42,648)
Balance as of December 31, 2023	67,920	24,535	3,318	46,022	204,621	26,946	373,362
Cost	178,361	46,815	4,490	90,191	204,621	34,399	558,877
Accumulated depreciation	(110,441)	(22,280)	(1,172)	(44,169)	—	(7,453)	(185,515)

Balance as of January 1, 2024	67,920	24,535	3,318	46,022	204,621	26,946	373,362
Additions	5,311	5,186	524	455	133,332	—	144,808
Write-offs	(67)	(30)	(20)	—	(14,208)	—	(14,325)
Transfers	(8,069)	7,088	19,034	105,807	(123,860)	—	—
Foreign exchange	82	(101)	—	(136)	120	—	(35)
Disposal	—	—	—	—	(10,000)	—	(10,000)
Depreciation in the year	(19,897)	(4,644)	(3,790)	(11,991)	(92)	(3,440)	(43,854)
Balance as of December 31, 2024	45,280	32,034	19,066	140,157	189,913	23,506	449,956
Cost	133,339	54,916	29,752	183,728	192,965	34,399	629,099
Accumulated depreciation	(88,059)	(22,882)	(10,686)	(43,571)	(3,052)	(10,893)	(179,143)

Balance as of January 1, 2025	45,280	32,034	19,066	140,157	189,913	23,506	449,956
Additions	1,053	74	1,356	330	206,472	—	209,285
Write-offs	(55)	(839)	—	(2,551)	(503)	—	(3,948)
Transfers	(2,707)	3,147	1,243	18,477	(20,160)	—	—
Foreign exchange	(138)	(432)	—	(224)	2,084	—	1,290
Disposal (ii)	—	—	—	—	(135,798)	—	(135,798)
Depreciation in the year	(18,917)	(5,148)	(5,068)	(24,548)	(124)	(3,440)	(57,245)
Balance as of December 31, 2025	24,516	28,836	16,597	131,641	241,884	20,066	463,540
Cost	133,596	57,484	32,155	190,524	241,884	34,399	690,042
Accumulated depreciation	(109,080)	(28,648)	(15,558)	(58,883)	—	(14,333)	(226,502)

(i) Related to fair value adjustments of identifiable assets and goodwill arising from the business combination with Banco Modal.
(ii) The disposal was a non-cash transaction. The amount of R$ 132,003 was recognized in “Accounts receivable” (Note 37.iii) and the loss on disposal (R$3,795) was recorded in the Group’s consolidated statement of income, in “Other operating income (expenses), net” (Note 31).

Notes to Consolidated Financial Statements	F-54	FORM 20-F

«Table of Contents

XP Inc. and its subsidiaries Notes to consolidated financial statements December 31, 2025, 2024 and 2023 (In thousands of Brazilian Reais, unless otherwise stated)
(b)    Goodwill and intangible assets

	Software	Goodwill	Customer list	Trademarks	Internally developed intangible (ii)	Total

Balance as of January 1, 2023	88,339	595,222	61,504	12,540	86,577	844,182
Additions	22,387	—	58,692	—	49,140	130,219
Business combination (i)	46,916	1,257,605	355,730	29,909	—	1,690,160
Write-offs	(4,945)	(19,420)	—	(3,113)	(2,722)	(30,200)
Transfers	77,964	—	(7,876)	7,090	(77,178)	—
Foreign exchange	—	—	—	—	1,494	1,494
Amortization in the year	(71,680)	—	(35,076)	(11,468)	(15,586)	(133,810)
Balance as of December 31, 2023	158,981	1,833,407	432,974	34,958	41,725	2,502,045
Cost	302,560	1,833,407	555,674	51,110	41,725	2,784,476
Accumulated amortization	(143,579)	—	(122,700)	(16,152)	—	(282,431)

Balance as of January 1, 2024	158,981	1,833,407	432,974	34,958	41,725	2,502,045
Additions	5,042	4,620	—	—	175,742	185,404
Business combination (i)	—	103,544	(1,633)	(39)	—	101,872
Write-offs	(15,127)	—	—	—	—	(15,127)
Transfers	(28,677)	(20,222)	(9,911)	18,245	40,565	—
Foreign exchange	164	—	—	—	223	387
Amortization in the year	(50,770)	—	(62,449)	(14,254)	(12,659)	(140,132)
Balance as of December 31, 2024	69,613	1,921,349	358,981	38,910	245,596	2,634,449
Cost	197,295	1,921,349	492,886	122,797	266,466	3,000,793
Accumulated amortization	(127,682)	—	(133,905)	(83,887)	(20,870)	(366,344)

Balance as of January 1, 2025	69,613	1,921,349	358,981	38,910	245,596	2,634,449
Additions (ii)	5,246	—	—	—	275,036	280,282
Write-offs	(14,547)	—	—	—	(4,863)	(19,410)
Transfers	104,130	—	—	—	(104,130)	—
Foreign exchange	178	—	—	—	(105)	73
Amortization in the year	(38,587)	—	(60,547)	(12,588)	(20,419)	(132,141)
Balance as of December 31, 2025	126,033	1,921,349	298,434	26,322	391,115	2,763,253
Cost	255,635	1,921,349	490,885	121,859	432,482	3,222,210
Accumulated amortization	(129,602)	—	(192,451)	(95,537)	(41,367)	(458,957)

(i) Related to fair value adjustments of identifiable assets and goodwill arising from the business combination with Banco Modal.
(ii) The addition is related to the development of internal software.
(c)    Impairment test for goodwill
Given the interdependency of cash flows and the merger of business practices, all Group’s entities are considered a single cash generating unit (“CGU”) and, therefore, a goodwill impairment test is performed at the single operating level. Therefore, the carrying amount considered for the impairment test represents the Company’s equity.
The Group tests whether goodwill has suffered any impairment on an annual basis or more frequently if there is an impairment indicator. For the years ended December 31, 2025 and 2024, the recoverable amount of the single CGU was determined based on value-in-use calculations which require the use of assumptions. The calculations use cash flow projections based on financial budgets approved by management covering a five-year period.
Cash flows beyond the five-year period are extrapolated using the estimated growth rates, which are consistent with forecasts included in industry reports specific to the industry in which the Group operates.
The Group performed its annual impairment test as of December 31, 2025 and 2024 which did not result in the need to recognize impairment losses on the carrying value of goodwill.

Notes to Consolidated Financial Statements	F-55	FORM 20-F

«Table of Contents

XP Inc. and its subsidiaries Notes to consolidated financial statements December 31, 2025, 2024 and 2023 (In thousands of Brazilian Reais, unless otherwise stated)
Key assumptions used in value-in-use calculations and sensitivity to changes in assumptions are:

Assumption	Approach used to determine values

Sales	Average annual growth rate over the five-year forecast period; based on management’s expectations of market development.
Budgeted gross margin	Based on management’s expectations for the future.
Other operating costs
Fixed costs, which do not vary significantly with sales volumes or prices. Management forecasts these costs based on the current structure of the business, adjusting for inflationary increases but not reflecting any future restructurings or cost saving measures. The amounts disclosed above are the average operating costs for the five-year forecast period.

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
Discount rates represent the current market assessment of the risks specific to the Group, taking into consideration the time value of the money and risks of the underlying assets that have not been incorporated in the cash flow estimates. The discount rate calculation is based on the specific circumstances of the Group and is derived from its weighted average cost of capital (WACC). The WACC take into account both debt and equity. The cost of equity is derived from the expected return on investment by the Group’s investors. The cost of debt is based on the interest-bearing borrowings the Group has. Adjustments to the discount rate are made to factor in the specific amount and timing of the future tax flows in order to reflect a pre-tax discount rate. The average pre-tax discount rate applied to cash flow projections is 13.80% (December 31, 2024 – 14.50%).

Notes to Consolidated Financial Statements	F-56	FORM 20-F

«Table of Contents

XP Inc. and its subsidiaries Notes to consolidated financial statements December 31, 2025, 2024 and 2023 (In thousands of Brazilian Reais, unless otherwise stated)
d)    Leases
Set out below are the carrying amounts of the Group’s right-of-use assets and lease liabilities and the movements during the period:

	Right-of-use assets	Lease liabilities (ii)

As of January 1, 2023	258,491	285,638
Additions (i)	90,851	116,774
Business combination (Note 5(ii))	17,493	19,802
Depreciation expense	(75,955)	—
Write-offs	(114)	(675)
Interest expense	(3,864)	22,927
Revaluation	1,187	—
Effects of exchange rate	(6,285)	(6,967)
Payment of lease liabilities	—	(132,737)
As of December 31, 2023	281,804	304,762
Current	—	123,978
Non-Current	281,804	180,784

As of January 1, 2024	281,804	304,762
Additions (i)	160,257	157,750
Depreciation expense	(81,339)	—
Interest expense	—	19,135
Revaluation	1,304	—
Cancellation/expiration	(65,050)	(65,050)
Effects of exchange rate	16,165	20,716
Payment of lease liabilities	—	(125,966)
As of December 31, 2024	313,141	311,347
Current	—	40,756
Non-Current	313,141	270,591

As of January 1, 2025	313,141	311,347
Additions (i)	136,513	136,547
Depreciation expense	(83,732)	—
Interest expense	—	14,736
Revaluation	1,304	—
Cancellation/expiration	(19,008)	(19,008)
Effects of exchange rate	(7,632)	(9,055)
Payment of lease liabilities	—	(123,150)
As of December 31, 2025	340,586	311,417
Current	85,872	62,340
Non-Current	254,714	249,077

(i)Additions to right-of-use assets in the period include prepayments to lessors and accrued liabilities.
(ii)Note 19b.
Payments associated with short-term leases and leases of low‑value assets are recognized, on a straight‑line basis, as an expense in the consolidated statement of income. The Group did not recognize expenses from short-term leases and leases of low-value assets for the period ended December 31, 2025 and 2024.

Notes to Consolidated Financial Statements	F-57	FORM 20-F

«Table of Contents

XP Inc. and its subsidiaries Notes to consolidated financial statements December 31, 2025, 2024 and 2023 (In thousands of Brazilian Reais, unless otherwise stated)
16 Financing instruments payable

	2025	2024

Market funding operations (a)	118,366,426	88,483,485
Deposits	76,750,219	53,506,617
Demand deposits	1,053,491	1,243,221
Time deposits	75,182,307	51,638,802
Interbank deposits	514,421	624,594
Financial bills	15,919,950	14,193,253
Structured notes	23,798,103	20,104,840
Others (i)	1,898,154	678,775
Debt securities (b)	5,037,089	6,764,997
Debentures	—	1,251,256
Bond	5,037,089	5,513,741
Total	123,403,515	95,248,482

Current	79,553,856	52,036,137
Non-Current	43,849,659	43,212,345

(i)(i) Mostly related to real estate-backed and agribusiness-backed instruments.
(a)    Market funding operations maturity

Maturity - 2025
Class	Within 30 days	From 31 to 60 days	From 61 to 90 days	From 91 to 180 days	From 181 to 360 days	After 360 days	Total

Demand deposits	1,053,491	—	—	—	—	—	1,053,491
Time deposits	10,550,692	5,511,955	5,593,062	31,692,610	7,665,880	14,168,108	75,182,307
Interbank deposits	—	—	—	—	389,784	124,637	514,421
Financial bills	136,048	99,760	146,006	1,704,455	2,992,391	10,841,290	15,919,950
Structured notes	124,274	262,539	110,315	1,144,806	6,253,426	15,902,743	23,798,103
Others	—	—	109,865	534,118	904,307	349,864	1,898,154
Total	11,864,505	5,874,254	5,959,248	35,075,989	18,205,788	41,386,642	118,366,426

Maturity - 2024
Class	Within 30 days	From 31 to 60 days	From 61 to 90 days	From 91 to 180 days	From 181 to 360 days	After 360 days	Total

Demand deposits	1,243,221	—	—	—	—	—	1,243,221
Time deposits	4,337,012	6,202,542	10,256,783	14,656,194	6,371,748	9,814,523	51,638,802
Interbank deposits	—	—	—	—	370,106	254,488	624,594
Financial bills	385,960	45,916	108,266	432,934	3,779,877	9,440,300	14,193,253
Structured notes	69,880	82,304	90,546	536,373	881,785	18,443,952	20,104,840
Others	—	—	—	4	573,886	104,885	678,775
Total	6,036,073	6,330,762	10,455,595	15,625,505	11,977,402	38,058,148	88,483,485

Notes to Consolidated Financial Statements	F-58	FORM 20-F

«Table of Contents

XP Inc. and its subsidiaries Notes to consolidated financial statements December 31, 2025, 2024 and 2023 (In thousands of Brazilian Reais, unless otherwise stated)
(b)    Debt securities maturity

		2025			2024
		Up to 1 year	1-5 years	Total	Up to 1 year	1-5 years	Total

Bonds (i)	Fixed rate	2,574,072	2,463,017	5,037,089	359,544	5,154,197	5,513,741
Debentures (ii)	Floating rate	—	—	—	1,251,256	—	1,251,256
Total		2,574,072	2,463,017	5,037,089	1,610,800	5,154,197	6,764,997
Current				2,574,072			1,610,800
Non- Current				2,463,017			5,154,197

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
(ii)    XP Investimentos debentures
On July 19, 2022, XP Investimentos issued non-convertible debentures in the amount of R$1,800,000 (R$900,000 of series 1 and R$900,000 of series 2). The debentures series, added together, has a maximum authorized issuance up to R$1,800,000. The principal amount, including the interest, will be paid on the maturity date as follow: (i) June 23, 2024 (series 1) and (ii) June 23, 2025 (series 2). The interest rates for series 1 and series 2 debentures are CDI+1.75% and CDI+1.90%, respectively. According to the maturity date of the Series 1 debentures, the principal amount was paid on June 23, 2024. The Series 2 debentures were prepaid on January 31, 2025.
17 Securities trading and intermediation

Represented by operations at B3 on behalf of and on account of third parties, with liquidation operating cycle between D+1 and D+5.

	2025	2024

Receivables from clearing organizations	811,748	1,521,064
Debtors pending settlement	5,568,093	4,985,532
Other	67,026	129,373
(-) Expected credit losses	(147,384)	(136,872)
Total Assets	6,299,483	6,499,097

Payables to clearing organizations	2,171,301	1,499,960
Creditors pending settlement	5,189,525	3,222,114
Customer's cash on investment account	15,059,980	13,752,904
Total Liabilities	22,420,806	18,474,978

Notes to Consolidated Financial Statements	F-59	FORM 20-F

«Table of Contents

XP Inc. and its subsidiaries Notes to consolidated financial statements December 31, 2025, 2024 and 2023 (In thousands of Brazilian Reais, unless otherwise stated)
18 Borrowings

	Annual interest rate	Maturity	2025	2024

Banco Citi México (i)	Term SOFR(*)+0.60%	July 2025	—	1,666,432
Bank of America	4.250%	August 2026	237,894	—
Total borrowings			237,894	1,666,432
Current			237,894	1,666,432
Non-Current			—	—

(*)    Security Overnight Financing Rate (SOFR).
(i)On July 1, 2025, according to the maturity date, the loan agreement was fully settled.
19 Other financial assets and financial liabilities

(a)    Other financial assets

	2025	2024

Foreign exchange portfolio	26,507	2,231,898
Compulsory deposits at Brazilian Central Bank	11,031,051	6,596,467
Other deposits at Brazilian Central Bank (i)	5,254,999	4,343,999
Other	621,326	84,825
(-) Expected credit losses	(20,891)	(24,192)
Total	16,912,992	13,232,997

Current	14,233,755	11,919,324
Non-Current	2,679,237	1,313,673

(i)As of December 31, 2025, the amount of R$ 5,254,999 (December 31, 2024 - R$ 4,343,999) is being presented as cash equivalents in the statements of cash flows.
(b)    Other financial liabilities

	2025	2024

Foreign exchange portfolio	544,593	2,476,659
Structured financing (i)	1,943,855	3,282,750
Credit cards operations	9,275,835	8,138,657
Contingent consideration (ii)	107,159	116,777
Lease liabilities	311,417	311,347
Others	137,871	404,673
Total	12,320,730	14,730,863

Current	11,984,495	14,343,495
Non-Current	336,235	387,368

(i)Financing with prime brokers through the Group's proprietary fund Multistrategy using some of its own financial assets as collateral.
(ii)Contractual contingent considerations associated with investment acquisitions. The maturity of the total contingent consideration payment is up to 3 years and the contractual maximum amount payable is R$300,000 (the minimum amount is zero).

Notes to Consolidated Financial Statements	F-60	FORM 20-F

«Table of Contents

XP Inc. and its subsidiaries Notes to consolidated financial statements December 31, 2025, 2024 and 2023 (In thousands of Brazilian Reais, unless otherwise stated)
20 Social and statutory obligations

	2025	2024

Statutory payments	125,074	177,961
Employee profit-sharing (i)	1,056,552	965,159
Salaries and other benefits payable	183,627	167,791
Total	1,365,253	1,310,911

(i)The Group has a bonus scheme for its employees based on a profit-sharing program as agreed under collective bargaining with the syndicate, which does not extend to the Board of Directors. The bonus is calculated at each half of the year and payments are made in February and August.
21 Taxes and social security obligations

	2025	2024

Income Tax (IRPJ and CSLL) (i)	543,001	171,450
Taxes on long term incentive plan (ii)	118,794	105,446
Contributions over revenue (PIS and COFINS)	93,728	57,136
Taxes on services (ISS)	34,524	27,040
Contributions for Social Security (INSS)	27,013	33,813
Others	36,205	22,783
Total	853,265	417,668
Current	853,265	417,668
Non-Current	—	—

(i)The Group income tax liability is presented net of tax assets which the entities are allowed to offset during the current year. The line includes current Corporate Income Tax (CIT) liability of R$628,515 (R$215,278 - 2024), taxes that XP is responsible to pay on behalf of its clients (i.e., withholding taxes over client’s investments) in the amount of R$275,755 (R$171,450 - 2024) and taxes assets of R$361,269 (R$240,017 - 2024). Excess values of the asset and its impact on net positions (R$413,791) are presented in Note 11.
(ii)The amount classified as “Taxes on long term incentive plan” includes mostly contributions to Brazilian Social Security Programs “FGTS” and “INSS”.
22 Retirement plans and insurance liabilities

	2025	2024
Retirement plans without insurance risk, under the scope of IFRS 9 (Note 22(a)(i))	84,446,347	66,104,805
Retirement plans with insurance risk, under the scope of IFRS 17 (Note 22(a)(ii))	8,260,312	—
Insurance liabilities, under the scope of IFRS 17 (Note 22(b))	316,763	119,582
Total retirement plans and insurance liabilities	93,023,422	66,224,387
a)    Retirement plans
As of December 31, 2025, active plans are principally accumulation of financial resources through products PGBL and VGBL structured in the form of variable contribution, for the purpose of granting participants with returns based on the accumulated capital in the form of monthly withdraws for a certain term or temporary monthly withdraws.
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

Notes to Consolidated Financial Statements	F-61	FORM 20-F

«Table of Contents

XP Inc. and its subsidiaries Notes to consolidated financial statements December 31, 2025, 2024 and 2023 (In thousands of Brazilian Reais, unless otherwise stated)
(i) Retirement plans without insurance risk, under the scope of IFRS 9

	2025	2024

As of January, 1	66,104,805	56,371,063
Contributions received	3,994,319	4,998,049
Transfer with third party plans	9,368,313	3,830,602
Withdraws	(4,966,973)	(3,964,150)
Other provisions (Constitution/Reversion)	23,464	69,569
Monetary correction and interest income	9,922,419	4,799,672
As of December, 31	84,446,347	66,104,805
(ii) Retirement plans with insurance risk, under the scope of IFRS 17

	2025
	Liability for Remaining Coverage ("LRC")	Liability for Incurred Claims ("LIC")

As of January, 1	—	—
Cash flows	8,310,960	(440,760)
Acquisition cash flows paid	(1,834)	—
Premiums received	8,312,794	—
Claims and other directly attributable expenses paid, including investment component	—	(440,760)
Financial result	397,089	—
Investment components	(439,365)	439,365
Statement of income	(8,372)	1,395
As of December, 31	8,260,312	—
Below is the statement of financial position for insurance contracts:

2025
Assets	8,267,289
Securities - Investment funds (Note 7a)	8,267,289
Liabilities	8,260,312
Retirement plans liabilities	8,260,312
Equity	6,977
P&L	6,977
The table below shows the reconciliations, from the opening to the closing balances, for the estimates of the present value of the future cash flows, the risk adjustment for non-financial risk and the contractual service margin (“CSM”):

				2025
	Present value of future cash flows	Risk adjustment	Contractual service margin	Total

Opening balance	—	—	—	—
Changes that relate to current service	687	—	6,291	6,978
CSM recognised for the services provided	—	—	6,291	6,291
Experience adjustments	687	—	—	687
Changes that relate to future service	(272,885)	(6)	(124,199)	(397,090)
Changes in estimates reflected in the contractual service margin	(948,085)	—	550,995	(397,090)
Contracts initially recognised in the period	675,200	(6)	(675,194)	—
Current period cash flows	(7,870,200)	—	—	(7,870,200)
Total	(8,142,398)	(6)	(117,908)	(8,260,312)

Notes to Consolidated Financial Statements	F-62	FORM 20-F

«Table of Contents

XP Inc. and its subsidiaries Notes to consolidated financial statements December 31, 2025, 2024 and 2023 (In thousands of Brazilian Reais, unless otherwise stated)
The table below shows the effect on the Group’s statement of financial position for insurance contracts issued that are initially recognized in the period:

Contractual service margin	(675,194)
Estimates of the present value of future cash inflows	9,069,709
Estimates of the present value of future cash outflows	(8,394,509)
Claims and other insurance service expenses	(8,311,722)
Insurance acquisition cash flows	(82,787)
Risk adjustment for non-financial risk	(6)
Total	—
The table below shows the expected recognition of the contractual service margin (“CSM”) remaining as of December 31, 2025, in profit or loss, for insurance:

Insurance contracts
2025

0-1 year	6,544
1-2 years	7,240
2-3 years	6,149
3-4 years	4,939
4-5 years	5,215
Over 5 years	87,821
Total	117,908
The rates used to discount cash flows from retirement plans contracts are shown below:

Reporting date	Index	1	3	5	10	20
As of December 31, 2024	Fixed	15.37%	15.94%	15.56%	14.84%	13.93%
As of December 31, 2025	Fixed	13.76%	13.30%	13.69%	13.69%	12.16%
b)    Insurance liabilities

	2025		2024
	Liability for Remaining Coverage ("LRC")	Liability for Incurred Claims ("LIC")	Liability for Remaining Coverage ("LRC")	Liability for Incurred Claims ("LIC")

As of January, 1	114,992	4,590	36,790	315
Cash flows	193,063	(14,909)	122,349	(4,461)
Acquisition cash flows paid	(24,050)	—	(13,418)	—
Claims and other expenses paid	—	(14,909)	—	(4,461)
Premiums received	217,113	—	135,767	—
Statement of comprehensive income	12,954	—	—	—
Statement of income	(14,024)	20,097	(44,147)	8,736
As of December, 31	306,985	9,778	114,992	4,590

Notes to Consolidated Financial Statements	F-63	FORM 20-F

«Table of Contents

XP Inc. and its subsidiaries Notes to consolidated financial statements December 31, 2025, 2024 and 2023 (In thousands of Brazilian Reais, unless otherwise stated)
Below is the statement of financial position for insurance and reinsurance contracts:

	2025	2024
Assets	328,216	154,229
Securities - Brazilian sovereign bonds (Note 7A)	321,448	152,058
Other assets	6,768	2,171
Liabilities	316,763	119,582
Insurance liabilities	316,763	119,582
Equity	11,453	34,647
OCI	(8,188)	30,255
P&L	19,641	4,392
The table below shows the reconciliations, from the opening to the closing balances, for the estimates of the present value of the future cash flows, the risk adjustment for non-financial risk and the contractual service margin (“CSM”):

				2025
	Present value of future cash flows	Risk adjustment	Contractual service margin	Total

Opening balance	214,157	(2,027)	(331,712)	(119,582)
Changes that relate to current service	(81,177)	(1,965)	36,055	(47,087)
CSM recognised for the services provided	—	—	36,055	36,055
Experience adjustments	(81,177)	—	—	(81,177)
Risk adjustment recognised for the risk expired	—	(1,965)	—	(1,965)
Changes that relate to future service	161,939	(1,198)	(160,741)	—
Changes in estimates reflected in the contractual service margin	(60,301)	236	60,065	—
Contracts initially recognised in the period	222,240	(1,434)	(220,806)	—
Changes that relate to past service	84,370	2,183	—	86,553
Adjustments to LIC	84,370	2,183	—	86,553
Current period cash flows	(177,241)	—	—	(177,241)
Insurance finance expenses	(20,583)	(592)	(38,231)	(59,406)
Total	181,465	(3,599)	(494,629)	(316,763)

				2024
	Present value of future cash flows	Risk adjustment	Contractual service margin	Total
Opening balance	123,917	(1,737)	(159,285)	(37,105)
Changes that relate to current service	(10,939)	(159)	6,799	(4,299)
CSM recognised for the services provided	—	—	6,799	6,799
Experience adjustments	(10,939)	—	—	(10,939)
Risk adjustment recognised for the risk expired	—	(159)	—	(159)
Changes that relate to future service	162,138	(883)	(161,255)	—
Changes in estimates reflected in the contractual service margin	(171,114)	2,393	168,721	—
Contracts initially recognised in the period	333,252	(3,276)	(329,976)	—
Changes that relate to past service	14,215	237	—	14,452
Adjustments to LIC	14,215	237	—	14,452
Current period cash flows	(118,743)	—	—	(118,743)
Insurance finance expenses	43,569	515	(17,971)	26,113
Total	214,157	(2,027)	(331,712)	(119,582)

Notes to Consolidated Financial Statements	F-64	FORM 20-F

«Table of Contents

XP Inc. and its subsidiaries Notes to consolidated financial statements December 31, 2025, 2024 and 2023 (In thousands of Brazilian Reais, unless otherwise stated)
The table below shows the effect on the Group’s statement of financial position for insurance contracts issued and reinsurance contracts held that are initially recognized in the period:

Contractual service margin	(220,806)
Estimates of the present value of future cash inflows	504,260
Estimates of the present value of future cash outflows	(282,020)
Claims and other insurance service expenses	(238,735)
Insurance acquisition cash flows	(43,285)
Insurance premiums	—
Risk adjustment for non-financial risk	(1,434)
Total	—
The table below shows the expected recognition of the contractual service margin (“CSM”) remaining as of December 31, 2025 and 2024, in profit or loss, for insurance contracts:

	Insurance contracts
	2025	2024

0-1 year	50,949	8,223
1-2 years	45,984	7,877
2-3 years	41,113	7,615
3-4 years	35,647	7,019
4-5 years	30,324	6,150
Over 5 years	290,613	294,830
Total	494,630	331,714
The rates used to discount cash flows from insurance contracts are shown below:

Reporting date	Index	1	3	5	10	20
As of December 31, 2024	IPCA	8.53%	9.69%	9.59%	9.37%	9.27%
As of December 31, 2025	IPCA	10.06%	8.85%	8.64%	8.20%	7.89%

Notes to Consolidated Financial Statements	F-65	FORM 20-F

«Table of Contents

XP Inc. and its subsidiaries Notes to consolidated financial statements December 31, 2025, 2024 and 2023 (In thousands of Brazilian Reais, unless otherwise stated)
23 Income tax

(a)    Deferred income tax
Deferred tax assets (DTA) and deferred tax liabilities (DTL) are comprised of the main following components:

	Balance sheet		Net change in the year
	2025	2024	2025	2024	2023

Tax losses carryforwards	1,137,635	1,051,966	85,669	309,721	167,125
Goodwill on business combinations (i)	65,886	51,319	14,567	15,496	29,447
Provisions for IFAs’ commissions	86,854	84,756	2,098	(5,319)	18,089
Revaluations of financial assets at fair value	277,750	294,986	(17,236)	461,267	48,175
Expected credit losses (ii)	373,261	334,006	39,255	(1,705)	277,503
Profit sharing plan	329,517	298,539	30,978	19,556	9,034
Net gain/(loss) on hedge instruments	(41,076)	(31,854)	(9,222)	(9,150)	(11,535)
Share-based compensation	375,420	558,744	(183,324)	(68,986)	61,009
Other provisions	276,179	(19,817)	295,996	(116,006)	(81,915)
Total	2,881,426	2,622,645	258,781	604,874	516,932
Deferred tax assets	3,370,919	2,887,935
Deferred tax liabilities	(489,493)	(265,290)

(i)For Brazilian tax purposes, goodwill amortization expenses are deductible from the corporate income taxes calculation basis (i) over at least five years, on a straight-line basis, when the acquired entity is merged into the acquiring company or (ii) at once, as cost of acquisition, when the company is sold.
(ii)Include expected credit loss on accounts receivable, loan operations and other financial assets.
The changes in the net deferred tax were recognized as follows:

	2025	2024	2023

As of January, 1	2,622,645	2,017,771	1,500,839
Foreign exchange variations	(5,835)	(22,335)	(46,714)
Business combination	—	—	330,247
Charges to statement of income	563,729	(39,084)	549,702
Tax relating to components of other comprehensive income	(296,818)	728,007	(356,163)
Other deferred taxes	(2,295)	(61,714)	39,860
As of December, 31	2,881,426	2,622,645	2,017,771

Notes to Consolidated Financial Statements	F-66	FORM 20-F

«Table of Contents

XP Inc. and its subsidiaries Notes to consolidated financial statements December 31, 2025, 2024 and 2023 (In thousands of Brazilian Reais, unless otherwise stated)
(b)    Income tax expense reconciliation
The tax on the Group's pre-tax profit differs from the theoretical amount that would arise using the weighted average tax rate applicable to profits of the consolidated entities. The following is a reconciliation of income tax expense to profit (loss) for the year, calculated by applying the combined Brazilian statutory rates of 34% for the year ended December 31:

	2025	2024	2023

Income before taxes	5,448,556	4,985,967	3,936,348
Combined tax rate in Brazil (i)	34.00%	34.00%	34.00%
Tax expense at the combined rate	1,852,509	1,695,229	1,338,359

Effects from entities taxed at different rates	(13,009)	175,868	(43,572)
Effects from entities taxed at different taxation regimes (ii)	(1,195,792)	(1,051,135)	(1,174,605)
Intercompany transactions with different taxation regimes	(263,044)	(301,833)	(68,673)
Tax incentives and related donation programs	(16,463)	(13,503)	(17,835)
Non-deductible expenses (non-taxable income)	(84,938)	(33,499)	(17,459)
Others	—	—	20,742
Total	279,263	471,127	36,957

Current	842,992	432,043	586,659
Deferred	(563,729)	39,084	(549,702)
Total expense / (credit)	279,263	471,127	36,957

(i)Considering that XP Inc. is domiciled in Cayman and there is no income tax in that jurisdiction, the combined tax rate of 34% demonstrated above is the current rate applied to XP Finance Holding S.A. which is the holding company of all operating entities of XP Inc. in Brazil.
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
Other comprehensive income
The tax (charge)/credit relating to components of other comprehensive income is as follows:

	Before tax	(Charge) / Credit	After tax

Foreign exchange variation of investees located abroad	(41,160)	—	(41,160)
Gains (losses) on net investment hedge	41,477	(6,874)	34,603
Changes in the fair value of financial assets at fair value	905,670	(349,289)	556,381
As of December 31, 2023	905,987	(356,163)	549,824

Foreign exchange variation of investees located abroad	147,671	—	147,671
Gains (losses) on net investment hedge	(136,598)	—	(136,598)
Changes in the fair value of financial assets at fair value	(1,894,661)	728,007	(1,166,654)
As of December 31, 2024	(1,883,588)	728,007	(1,155,581)

Foreign exchange variation of investees located abroad	(99,474)	—	(99,474)
Gains (losses) on net investment hedge	70,908	—	70,908
Changes in the fair value of financial assets at fair value	682,244	(296,818)	385,426
Changes in discount rates (IFRS 17)	(12,954)	—	(12,954)
As of December 31, 2025	640,724	(296,818)	343,906

Notes to Consolidated Financial Statements	F-67	FORM 20-F

«Table of Contents

XP Inc. and its subsidiaries Notes to consolidated financial statements December 31, 2025, 2024 and 2023 (In thousands of Brazilian Reais, unless otherwise stated)
24 Equity

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
As of December 31, 2025, the Company had R$ 28 of issued capital which were represented by 415,456,973 Class A common shares and 104,432,034 Class B common shares.
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

Notes to Consolidated Financial Statements	F-68	FORM 20-F

«Table of Contents

XP Inc. and its subsidiaries Notes to consolidated financial statements December 31, 2025, 2024 and 2023 (In thousands of Brazilian Reais, unless otherwise stated)
Below is a summary of the issuances, cancellations and conversions of shares during 2025 and 2024:

	Class A (prior common shares)	Class B (prior preferred shares)	Total Shares

As of December 31, 2023	436,776,080	112,717,094	549,493,174
Canceled shares	(12,650,574)	—	(12,650,574)
Converted shares	8,285,060	(8,285,060)	—
Issued shares	2,964,229	—	2,964,229
As of December 31, 2024	435,374,795	104,432,034	539,806,829

Canceled shares	(23,024,678)	—	(23,024,678)
Issued shares	3,106,856	—	3,106,856
As of December 31, 2025	415,456,973	104,432,034	519,889,007
As mentioned in Note 32, the Board of Directors approved in December 2019 a share based long-term incentive plan, in which the maximum number of shares should not exceed 5% of the issued and outstanding shares. As of December 31, 2025, the outstanding number of shares reserved under the plans is 13,509,933 restricted share units (“RSUs”) (2024 - 14,426,088) and 256,856 performance restricted units (“PSUs”) (2024 - 579,540) to be issued at the vesting date.
During the year ended December 31, 2025, XP Inc issued 3,106,856 Class A common shares in connection with vestings occurred under the share based long-term incentive plan.
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
(c)    Treasury shares
The Group registered treasury shares in its equity mainly as a result of the share buy-back programs (Note 1.1). Treasury shares are registered as a deduction from equity until the shares are canceled or reissued.
During the year ended December 31, 2023, the Company repurchased 13,120,268 Class A common shares (R$915,859) and canceled 31,267,095 Class A common shares (R$2,785,504) held in treasury.
During the year ended December 31, 2024, the Company repurchased 13,977,674 Class A common shares (R$1,353,611) and canceled 12,650,574 Class A common shares (R$1,248,548) held in treasury.
During the year ended December 31, 2025, the Company repurchased 21,786,228 Class A common shares (R$1,900,691) and canceled 23,024,678 Class A common shares (R$1,997,767).
As of December 31, 2025, the Group held 88,650 Class A shares (December 31, 2024 – 1,327,100) and 1,056,308 Class B shares (December 31, 2024 - 1,056,308) in treasury with a total amount of R$125,104 (R$222,180 - December 31, 2024).
(d)    Dividends distribution
The Group has not adopted a dividend policy with respect to future distributions of dividends. The amount of any distributions will depend on many factors such as the Company's results of operations, financial condition, cash requirements, prospects and other factors deemed relevant by XP Inc. board of directors and, where applicable, the shareholders.
For the year ended December 31, 2023, XP Inc. declared dividends to its shareholders in the total amount of US$ 720 million (R$ 3,542,298). The dividends were settled on September 25, 2023 (R$ 1,577,622) and December 22, 2023 (R$ 1,964,676).
For the year ended December 31, 2024, XP Inc. declared dividends to its shareholders in the total amount of US$ 350 million (R$ 2,037,082). The dividends were settled on December 18, 2024.

Notes to Consolidated Financial Statements	F-69	FORM 20-F

«Table of Contents

XP Inc. and its subsidiaries Notes to consolidated financial statements December 31, 2025, 2024 and 2023 (In thousands of Brazilian Reais, unless otherwise stated)
In November 2025, XP Inc. declared dividends to its shareholders in the total amount of US$ 93 million (R$ 494,517). The dividends were settled on December 18, 2025.
Non-controlling shareholders of some XP Inc’s subsidiaries received dividends during the years ended December 31, 2025 (R$800), 2024 (R$991) and 2023 (R$1,853).
(e)    Other comprehensive income
Other comprehensive income consists of changes in the fair value of financial assets at fair value through other comprehensive income, while these financial assets are not realized. Also includes gains (losses) on net investment hedge, foreign exchange variation of investees located abroad and cash flow hedge reserve.
25 Related party transactions

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
(a)    Key-person management compensation
Key management includes executive statutory directors, members of the Board of Directors and Executive Boards. The compensation paid or payable to key management for their services is shown below:

	2025	2024	2023

Fixed compensation	21,912	17,695	17,445
Variable compensation	30,727	16,252	15,843
Total	52,639	33,947	33,288
(b)    Transactions with related parties
The material transactions carried out with related parties are as follows:

	Assets/(Liabilities)		Revenue/(Expenses)
Relation and transaction	2025	2024	2025	2024	2023

Shareholders with significant influence	164,102	146,814	4,920	16,905	6,104
Securities	15,085	—	76	—	17,403
Securities purchased under resale agreements	—	—	—	—	5,101
Accounts receivable and loans operations	89,224	127,325	4,844	16,905	424
Securities sold under repurchase agreements	—	—	—	—	(16,824)
Financing instruments payable	59,793	19,489	—	—	—
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
26 Provisions and contingent liabilities

The Company and its subsidiaries are party to judicial and administrative litigations before various courts and government bodies, arising from the ordinary course of operations, involving tax, civil and labor matters. Periodically, management evaluates the tax, civil and labor risks, based on legal, economic and tax supporting data, in order to classify the risks as probable, possible or remote, in accordance with the chances of them occurring and being settled, taking into consideration, case by case, the analyses prepared by external and internal legal advisors.

Notes to Consolidated Financial Statements	F-70	FORM 20-F

«Table of Contents

XP Inc. and its subsidiaries Notes to consolidated financial statements December 31, 2025, 2024 and 2023 (In thousands of Brazilian Reais, unless otherwise stated)

	December 31, 2025	December 31, 2024

Tax contingencies	1,540	1,540
Civil contingencies	75,424	58,738
Labor contingencies	114,687	85,895
Total provision	191,651	146,173
Judicial deposits (i)	52,895	35,441

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
Changes in the provision during the year

	2025	2024	2023

Balance as of January 1	146,173	97,678	43,541
Business combinations	—	—	70,910
Monetary correction	94,482	22,398	25,954
Provision accrued	98,292	47,273	65,731
Provision reversed	(94,659)	(12,988)	(55,791)
Payments	(52,637)	(8,188)	(52,667)
Balance as of December 31	191,651	146,173	97,678
Nature of claims
a)    Civil
Most of the civil and administrative claims involve matters that are normal and specific to the business and refer to demands for indemnity primarily due to: (i) financial losses in the stock market; (ii) portfolio management; and (iii) alleged losses generated from the liquidation of customers assets in portfolio due to margin cause and/or negative balance. As of December 31, 2025, there were 712 (December 31, 2024 - 681) civil and administrative claims for which the likelihood of loss has been classified as probable, in the amount of R$75,424 (December 31, 2024 - R$58,738).
b)    Labor
Labor claims to which the Group is party primarily concern: (i) the existence (or otherwise) of a working relationship between the Group and IFAs; and (ii) severance payment of former employees. As of December 31, 2025, the Company and its subsidiaries are the defendants in 365 cases (December 31, 2024 - 275) involving labor matters for which the likelihood of loss has been classified as probable, in the amount of R$114,687 (December 31, 2024 - R$85,895).
Contingent liabilities - probability of loss classified as possible
In addition to the provisions mentioned above, the Company and its subsidiaries are party to several labor, civil and tax contingencies in progress, in which they are the defendants, and the likelihood of loss, based on the opinions of the internal and external legal advisors, is considered possible. The contingencies amount to approximately R$3,703,191 (December 31, 2024 - R$2,481,746).

Notes to Consolidated Financial Statements	F-71	FORM 20-F

«Table of Contents

XP Inc. and its subsidiaries Notes to consolidated financial statements December 31, 2025, 2024 and 2023 (In thousands of Brazilian Reais, unless otherwise stated)
Below these claims are summarized by nature:

	2025	2024

Tax (i) (ii) (iii)	2,105,051	1,338,518
Civil (iv)	1,429,045	970,615
Labor (v)	169,095	172,613
Total	3,703,191	2,481,746

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
a.Tax assessment related to 2011: The first and the second administrative appeals were denied, and currently the Group awaits judgment on the special appeal before the Superior Court of the Administrative Council of Tax Appeals (“CSRF”). The amount claimed is R$23,381.
b.Tax assessment related to 2015: The first and the second administrative appeals were denied, and currently the Group awaits judgment on the special appeal before the CSRF. The amount claimed is R$59,756.
c.Tax assessment related to 2017: In this case, in addition to the claim related to the employees’ profit-sharing plan, tax authorities are also challenging the deductibility of the amounts paid under the plan to the members of the Board for the purposes of Corporate Income Tax (IRPJ), for 2016 and 2017. Administrative appeals were filed against both assessments. The appeal related to social security contributions is awaiting judgment by the Federal Revenue Service of Brazil (“RFB”), while the appeal related to IRPJ was denied by the RFB, and a second level appeal is currently awaiting judgment. The total amount claimed is R$138,618.
d.Tax assessment related to 2018: An administrative appeal was filed against the assessment, which awaits judgment by the RFB. The total amount claimed is R$168,785.
e.In June 2022, the Group was notified by the Public Labor Ministry for alleged unpaid FGTS (Fund for Severance Indemnity Payment) on the amounts paid to employees under profit sharing plans related to years 2015 to 2020. According to the tax authorities, the Group profit sharing plans did not comply with the provisions of Law 10,101/00. The Group presented its administrative defense which awaits judgment. The total amount claimed is R$196,165.
f.Tax assessment related to 2019: An administrative appeal was filed against the assessment, which awaits judgment by the RFB. The amount claimed is R$227,507.
g.Tax assessment related to 2020: An administrative appeal was filed against the assessment, which awaits judgment by the RFB. The total amount claimed is R$402,871.
h.Tax assessment related to 2021: An administrative appeal was filed against the assessment, which awaits judgment by the RFB. The total amount claimed is R$587,342.
(ii)Amortization of goodwill: The Group also received four tax assessments in which the tax authorities challenge the deductibility for the purpose of Corporate Income Tax (IRPJ) and Social Contribution of Net Profits (CSLL) of the expenses deriving from the amortization of goodwill registered upon the acquisitions made by the Group between 2013 and 2016. According to the tax authorities, the goodwill was registered in violation of Laws 9.532/97 and 12.973/14, respectively. Currently, two of the proceedings are pending judgment by the RFB and the other two await judgment by the CARF, since the administrative appeals were denied. Also, the Group has filed two lawsuits to prevent the issuance of new tax assessments and/or the application of the 150% penalty by the tax authorities in relation to expenses of such goodwill incurred in other periods. The risk of loss for these claims is classified as possible by the external counsels. The amount claimed is R$116,367.
(iii)Banco Modal S.A. - Employees Profit Sharing Plan: In March 2016, tax authorities issued an assessment against Banco Modal mainly related to alleged unpaid social security contributions on amounts due and paid to employees as profit sharing plan on calendar year 2012. In June 2025, Banco Modal joined a tax settlement program to pay the amounts under discussion with a 65% reduction. The remaining amount still pending is R$710, which will be paid in 9 equal monthly installments.
(iv)The Group is defendant in 2,673 (December 31, 2024 – 2,130) civil and administrative claims by customers and investment agents, mainly related to portfolio management, risk rating, copyrights and contract termination. The total amount represents the collective maximum value to which the Group is exposed based on the claims’ amounts monetarily restated.
(v)The Group is defendant in 228 (December 31, 2024 – 235) labor claims by former employees. The total amount represents the collective maximum value to which the Group is exposed based on the claims’ amounts monetarily restated.
27 Other assets and other liabilities

a)    Other assets

	2025	2024
Energy contracts (i)	5,661,136	5,164,402
Other	261,736	363,788
Total	5,922,872	5,528,190
b)    Other liabilities

	2025	2024
Energy contracts (i)	442,003	1,012,855
Other	118,188	67,235
Total	560,191	1,080,090

(i)Energy contracts agreed through the subsidiary XP Comercializadora de Energia Ltda., whose main activities are to negotiate electricity purchase and sale contracts in the various contracting environments of the Brazilian electricity sector, in accordance with the rules of the Electric Energy Trading Chamber (“CCEE”), the National Electric Energy Agency (“ANEEL”) and other applicable regulations, with the objective of structuring customized solutions for its customers, such as directional trading operations, anticipation of receivables, incentive and conventional source swaps, as well as submarkets, among other modalities. The entity's portfolio also includes financial instruments and derivatives used to mitigate exposures, avoiding volatilities that are not aligned with its corporate strategy and risk profile.

Notes to Consolidated Financial Statements	F-72	FORM 20-F

«Table of Contents

XP Inc. and its subsidiaries Notes to consolidated financial statements December 31, 2025, 2024 and 2023 (In thousands of Brazilian Reais, unless otherwise stated)
28 Total revenue and income

a)    Net revenue from services rendered
Revenue from contracts with customers derives mostly from services rendered and fees charged at daily transactions from customers, therefore mostly recognized at a point in time. Disaggregation of revenue by major service lines are as follows:

	2025	2024	2023
Major service lines
Brokerage commission	2,023,634	2,133,266	1,991,781
Securities placement	2,497,146	2,285,110	1,979,406
Management fees	1,887,205	1,742,959	1,628,373
Insurance brokerage fee	238,468	219,397	175,326
Commission fees	$1,189,405	996,693	789,822
Other services (i)	942,404	734,090	588,932
Gross revenue from services rendered	8,778,262	8,111,515	7,153,640
(-) Sales taxes and contributions on service revenues (ii)	(811,529)	(686,659)	(621,635)
Net revenue from services rendered	7,966,733	7,424,856	6,532,005

(i)Include insurance contracts profit or loss, as disclosed in Note 22.
(ii)Mostly related to taxes on services (ISS) and contributions on revenues (PIS and COFINS).
b)    Net income/(loss) from financial instruments

	2025	2024	2023

Net income/(loss) from financial instruments at fair value through profit or loss	16,744,935	11,727,589	6,923,112
Net income/(loss) from financial instruments measured at amortized cost and at fair value through other comprehensive income	(6,089,360)	(1,851,844)	1,649,210
Total income from financial instruments	10,655,575	9,875,745	8,572,322
(-) Taxes and contributions on financial income	(223,711)	(269,740)	(244,231)
Net income/(loss) from financial instruments	10,431,864	9,606,005	8,328,091
c)    Disaggregation by geographic location
Breakdown of total net revenue and income and selected assets by geographic location:

	2025	2024	2023
Brazil	17,604,181	16,288,131	14,261,302
Other countries	794,416	742,730	598,794
Revenues (i)	18,398,597	17,030,861	14,860,096

	2025	2024	2023
Brazil	16,884,152	16,399,995	13,255,769
Other countries	747,641	860,308	596,939
Selected assets (ii)	17,631,793	17,260,303	13,852,708

(i)Revenues are presented by geographic location according to the main location where the Group's business customers are located. None of the clients represented more than 10% of our revenues for the periods presented.
(ii)Selected assets are total assets of the Group, less: cash, financial assets and deferred tax assets, and are presented by geographic location.

Notes to Consolidated Financial Statements	F-73	FORM 20-F

«Table of Contents

XP Inc. and its subsidiaries Notes to consolidated financial statements December 31, 2025, 2024 and 2023 (In thousands of Brazilian Reais, unless otherwise stated)
29 Operating costs

	2025	2024	2023

Commission and incentive costs	3,496,669	3,460,647	3,070,875
Operating losses	185,710	171,600	136,014
Other costs	1,780,620	1,430,785	1,192,034
Clearing house and proprietary funds fees	645,409	575,737	474,013
Third parties’ services	121,510	68,847	59,374
Credit card cashback	505,717	435,064	379,711
Other (i)	507,984	351,137	278,936
Total	5,462,999	5,063,032	4,398,923

(i)Include insurance contracts profit or loss, as disclosed in Note 22.
30 Operating expenses by nature

	2025	2024	2023

Selling expenses	294,469	148,975	169,486
Advertising and publicity	294,469	148,975	169,486

Administrative expenses	6,418,641	6,001,055	5,461,147
Personnel expenses	4,269,923	3,996,463	3,728,123
Compensation	1,753,631	1,498,476	1,371,973
Employee profit-sharing and bonus	1,736,300	1,592,865	1,531,491
Executives profit-sharing	126,030	231,337	149,263
Benefits	297,066	257,289	223,694
Social charges	349,032	404,319	437,377
Other	7,864	12,177	14,325
Other taxes expenses	57,185	91,317	65,526
Depreciation of property and equipment and right-of-use assets	140,977	125,193	118,603
Amortization of intangible assets	163,166	140,132	133,810
Other administrative expenses	1,787,390	1,647,950	1,415,085
Data processing	1,022,905	868,011	739,804
Technical services	167,305	150,580	152,499
Third parties' services	260,124	318,629	307,952
Rent expenses	90,792	38,503	23,656
Communication	21,722	24,373	31,577
Travel	46,729	51,414	36,232
Legal and judicial	84,157	70,270	24,610
Other	93,656	126,170	98,755
Total	6,713,110	6,150,030	5,630,633

Notes to Consolidated Financial Statements	F-74	FORM 20-F

«Table of Contents

XP Inc. and its subsidiaries Notes to consolidated financial statements December 31, 2025, 2024 and 2023 (In thousands of Brazilian Reais, unless otherwise stated)
31 Other operating income/(expenses), net

	2025	2024	2023

Other operating income	297,043	346,056	227,052
Revenue from incentives from Tesouro Direto, B3 and others (i)	100,278	172,142	23,834
Interest received on tax	43,379	27,980	29,365
Recovery of charges and expenses	13,061	6,730	17,224
Reversal of operating provisions	97,526	55,091	6,072
Other	48,203	84,113	150,557
(-) Taxes and contributions	(5,404)	—	—

Other operating expenses	(169,121)	(157,153)	(216,414)
Legal, administrative proceedings and agreement with customers	(68,887)	(18,550)	(46,101)
Tax incentive expenses	(10,070)	(7,204)	(10,034)
Fines and penalties	(5,366)	(5,902)	(9,624)
Associations and regulatory fees	(21,676)	(22,222)	(17,960)
Charity	(5,029)	(12,953)	(14,681)
Other (ii)	(58,093)	(90,322)	(118,014)
Total	127,922	188,903	10,638

(i)Includes incentives received from third parties, mainly due to the joint development of retail products, and also the association of such entities with the XP ecosystem.
(ii)Includes, mostly, losses on write-off or disposals of property, equipment, intangible assets and leases.
32 Share-based plan

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
If an eligible participant ceases its relationship with the Group, within the vesting period, the rights will be forfeited, except in limited circumstances that are approved by the Board of Directors on a case-by-case basis.
b)    Fair value of shares granted
Estimating fair value for share-based payment transactions requires determination of the most appropriate valuation model and underlying assumptions, which depends on the terms and conditions of the grant and the information available at the grant date.
The Group uses certain methodologies to estimate fair value which include the following:
•Estimation of fair value based on equity transactions with third parties close to the grant date; and
•Other valuation techniques including share pricing models such as Monte Carlo.
These estimates also require determination of the most appropriate inputs to the valuation models including assumptions regarding the expected life of a share-based payment or appreciation right, expected volatility of the price of the Group’s shares and expected dividend yield.

Notes to Consolidated Financial Statements	F-75	FORM 20-F

«Table of Contents

XP Inc. and its subsidiaries Notes to consolidated financial statements December 31, 2025, 2024 and 2023 (In thousands of Brazilian Reais, unless otherwise stated)
c)    Outstanding shares granted and valuation inputs
The maximum number of shares available for issuance under the share-based plan shall not exceed 5% of the issued and outstanding shares. As of December 31, 2025, the outstanding number of Company shares reserved under the plans were 13,766,789 (December 31, 2024 - 15,005,628) including 13,509,933 RSUs (December 31, 2024 - 14,426,088) and 256,856 PSUs (December 31, 2024 - 579,540).
Set out below are summaries of XP Inc's RSU and PSU activities for 2025 and 2024.

	RSUs	PSUs	Total
(In thousands, except weighted-average data, and where otherwise stated)	Number of units	Number of units	Number of units

Outstanding, January 1, 2024	14,600,588	1,588,818	16,189,406
Granted	3,279,640	26,337	3,305,977
Forfeited	(716,334)	(1,035,615)	(1,751,949)
Vested	(2,737,806)	—	(2,737,806)
Outstanding, December 31, 2024	14,426,088	579,540	15,005,628

Outstanding, January 1, 2025	14,426,088	579,540	15,005,628
Granted	4,230,097	2,319	4,232,416
Forfeited	(853,097)	(325,003)	(1,178,100)
Vested	(4,293,155)	—	(4,293,155)
Outstanding, December 31, 2025	13,509,933	256,856	13,766,789
For the year ended December 31, 2025, total compensation expense of both plans was R$604,704 (2024 - R$546,988), including R$84,690 (2024 - R$64,596) of tax provisions, and does not include any tax benefits on total share-based compensation expense once this expense is not deductible for tax purposes. The tax benefits will be perceived when the shares are converted into common shares.
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
Since the inception of the plans in 2019, the original grant-date fair value of RSU plans has ranged from US$11.16 to US$51.03 and of PSU plans has ranged from US$37.99 to US$64.68.
33 Earnings per share (basic and diluted)

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

Notes to Consolidated Financial Statements	F-76	FORM 20-F

«Table of Contents

XP Inc. and its subsidiaries Notes to consolidated financial statements December 31, 2025, 2024 and 2023 (In thousands of Brazilian Reais, unless otherwise stated)
The following table presents the calculation of basic and diluted earnings per share:

	2025	2024	2023

Net Income attributable to owners of the Parent	5,169,787	4,513,409	3,898,702
Basic weighted average number of outstanding shares (i) (iii)	527,318	541,673	539,835
Basic earnings per share - R$	9.8039	8.3324	7.2220

Effect of dilution
Share-based plan (ii) (iii)	4,605	6,646	4,377
Diluted weighted average number of outstanding shares (iii)	531,923	548,319	544,212
Diluted earnings per share - R$	9.7191	8.2314	7.1639

(i)See on note 24, the number of XP Inc.’s outstanding common shares during the year.
(ii)See on note 32, the number of shares granted and forfeited during the year regarding XP Inc.’s share-based plan.
(iii)Thousands of shares.
34 Determination of fair value

Fair values of financial instruments are measured and disclosed in line with IFRS 13. Inputs to valuation techniques are classified into three levels:
Level 1: The fair value of financial instruments traded in active markets is based on quoted market prices for identical instruments at the measurement date.
Level 2: The fair value of financial instruments that are not traded in active markets is determined using valuation techniques, which maximize the use of observable market data and rely as little as possible on entity-specific estimates. If all significant inputs required to fair value as an instrument are directly or indirectly observable, the instrument is included in level 2.

Notes to Consolidated Financial Statements	F-77	FORM 20-F

«Table of Contents

XP Inc. and its subsidiaries Notes to consolidated financial statements December 31, 2025, 2024 and 2023 (In thousands of Brazilian Reais, unless otherwise stated)
Level 3: If one or more of the significant inputs is unobservable, the instrument is included in level 3. related sensitivity and key judgments are disclosed. Specific valuation techniques used to value financial instruments include:

Product / Instrument	Valuation Methodology	Key Valuation Inputs	Fair Value Hierarchy
Swaps	Discounted cash flow models using observable market inputs; unobservable inputs when necessary.	• Interest rate curve	Level 2
• FX rate
• Credit spread
• Correlation between indexers
Options	Option pricing models (e.g., Black-Scholes) using observable inputs; simulation models for exotic options.	• Underlying price	Level 2
• Volatility
• Interest rate
• Bermudan switch value
Futures	Actively traded on exchanges; fair value determined by quoted market prices.	• Quoted prices	Level 1
• Daily settlement prices
Forward Contracts	Market quotation adjusted to present value using observable market rates.	• FX forward points	Level 2
• Interest rate curve
Debentures	Present value of expected future cash flows discounted using observable market rates.	• Credit spread	Level 2
• Yield curve
Investment Funds (quotas)	Net asset value (NAV) provided by fund administrators; adjustments for illiquid positions.	• NAV	Level 1 or 3
• Liquidity discount
Private Shares	Transaction prices or income approach (discounted cash flows) using unobservable inputs.	• EBITDA multiple	Level 3
• Discount rate
• Growth assumptions
Securities Purchased under Resale Agreements	Discounted cash flow using observable market rates.	• Repo rate	Level 2
• Collateral value
Loans	Present value of expected future cash flows discounted using observable market rates.	• Credit spread	Level 2
• Prepayment assumptions
Contingent Consideration	Income approach; discounted expected future payments under purchase agreements.	• Probability of earn-out	Level 3
• Discount rate
Other financial assets and liabilities	Fair value determined for disclosure purposes using the present value of principal and future cash flows, discounted with observable market rates at the reporting date.	• Discount rate	Level 2 or 3
• Yield curve
• Credit spread
• Prepayment assumptions
Below are the Group financial assets and liabilities by level within the fair value hierarchy. The Group assessment of the significance of a particular input to the fair value measurement requires judgment and may affect the valuation of fair value assets and liabilities and their placement within the fair value hierarchy levels:

	2025
	Level 1	Level 2	Level 3	Total Fair Value	Book Value

Financial assets
Fair value through profit or loss
Securities
Brazilian sovereign bonds	56,313,856	—	—	56,313,856	56,313,856
Foreign sovereign bonds	1,818,020	—	—	1,818,020	1,818,020
Real estate–backed instruments	—	4,276,576	—	4,276,576	4,276,576

Notes to Consolidated Financial Statements	F-78	FORM 20-F

«Table of Contents

XP Inc. and its subsidiaries Notes to consolidated financial statements December 31, 2025, 2024 and 2023 (In thousands of Brazilian Reais, unless otherwise stated)

	2025
	Level 1	Level 2	Level 3	Total Fair Value	Book Value
Agribusiness–backed instruments	—	4,830,980	—	4,830,980	4,830,980
Corporate debt – local	—	17,178,981	—	17,178,981	17,178,981
Corporate debt – foreign	7,987,265	—	—	7,987,265	7,987,265
Bank funding instruments (CDB)	—	463,133	—	463,133	463,133
Bank funding instruments (Others)	—	1,515,827	—	1,515,827	1,515,827
Structured notes	—	50,076	—	50,076	50,076
Investment funds	96,076,760	—	277,131	96,353,891	96,353,891
Equity securities	7,168,746	—	444,304	7,613,050	7,613,050
Others	—	432,405	—	432,405	432,405
Derivative financial instruments
Swap contracts	—	20,361,017	—	20,361,017	20,361,017
Forward contracts	—	1,071,790	—	1,071,790	1,071,790
Futures contracts	5,966,802	—	—	5,966,802	5,966,802
Option contracts	—	13,520,972	—	13,520,972	13,520,972
Investments in associates measured at fair value	—	—	1,521,675	1,521,675	1,521,675
Total Financial Assets at FVTPL	175,331,449	63,701,757	2,243,110	241,276,316	241,276,316

Fair value through other comprehensive income
Securities
Brazilian sovereign bonds (onshore)	39,043,715	—	—	39,043,715	39,043,715
Foreign sovereign bonds	3,179,634	—	—	3,179,634	3,179,634
Total Financial Assets at FVOCI	42,223,349	—	—	42,223,349	42,223,349

Evaluated at amortized cost
Securities
Brazilian sovereign bonds (onshore)	2,221,528	—	—	2,221,528	2,221,521
Foreign sovereign bonds	282,696	—	—	282,696	282,693
Agribusiness–backed instruments	—	486,205	—	486,205	474,121
Corporate debt – local	—	5,594,901	—	5,594,901	4,428,597
Securities purchased under resale agreements	—	17,117,478	—	17,117,478	17,063,099
Securities trading and intermediation	—	6,299,483	—	6,299,483	6,299,483
Accounts receivable	—	1,366,424	—	1,366,424	1,366,424
Loan operations	—	34,549,310	—	34,549,310	34,142,085
Other financial assets	—	16,912,992	—	16,912,992	16,912,992
Total Financial Assets at Amortized Cost	2,504,224	82,326,793	—	84,831,017	83,191,015

Financial liabilities
Fair value through profit or loss
Securities
Securities loaned	20,388,644	—	—	20,388,644	20,388,644
Corporate debt – local	—	654,815	—	654,815	654,815
Derivative financial instruments				—
Swap contracts	—	14,937,416	—	14,937,416	14,937,416
Forward contracts	—	1,681,224	—	1,681,224	1,681,224
Futures contracts	3,664,058	—	—	3,664,058	3,664,058
Option contracts	—	17,264,242	—	17,264,242	17,264,242
Total Financial Liabilities at FVTPL	24,052,702	34,537,697	—	58,590,399	58,590,399

Evaluated at amortized cost
Securities sold under repurchase agreements	—	57,469,033	—	57,469,033	58,713,869

Notes to Consolidated Financial Statements	F-79	FORM 20-F

«Table of Contents

XP Inc. and its subsidiaries Notes to consolidated financial statements December 31, 2025, 2024 and 2023 (In thousands of Brazilian Reais, unless otherwise stated)

	2025
	Level 1	Level 2	Level 3	Total Fair Value	Book Value
Securities trading and intermediation	—	22,420,806	—	22,420,806	22,420,806
Financing instruments payable	—	123,212,421	—	123,212,421	123,403,515
Borrowings	—	239,368	—	239,368	237,894
Accounts payables	—	810,157	—	810,157	810,157
Other financial liabilities	—	12,213,571	107,159	12,320,730	12,320,730
Total Financial Liabilities at Amortized Cost	—	216,365,356	107,159	216,472,515	217,906,971

	2024
	Level 1	Level 2	Level 3	Total Fair Value	Book Value

Financial assets
Fair value through profit or loss
Securities
Brazilian sovereign bonds (onshore)	46,736,162	—	—	46,736,162	46,736,162
Real estate–backed instruments	—	4,753,274	—	4,753,274	4,753,274
Agribusiness–backed instruments	—	1,394,074	—	1,394,074	1,394,074
Corporate debt – local	—	13,012,139	—	13,012,139	13,012,139
Corporate debt – foreign	8,219,727	—	—	8,219,727	8,219,727
Bank funding instruments (CDB)	—	661,664	—	661,664	661,664
Bank funding instruments (Others)	—	583,840	—	583,840	583,840
Structured notes	—	20,546	—	20,546	20,546
Investment funds	65,840,498	—	—	65,840,498	65,840,498
Equity securities	2,123,810	—	371,760	2,495,570	2,495,570
Others	447,872	5,820,048	—	6,267,920	6,267,920
Derivative financial instruments
Swap contracts	—	21,743,021	—	21,743,021	21,743,021
Forward contracts	—	2,692,354	—	2,692,354	2,692,354
Futures contracts	3,003,675		—	3,003,675	3,003,675
Option contracts	—	18,760,746	—	18,760,746	18,760,746
Investments in associates measured at fair value	—	—	1,546,278	1,546,278	1,546,278
Total Financial Assets at FVTPL	126,371,744	69,441,706	1,918,038	197,731,488	197,731,488

Fair value through other comprehensive income
Securities
Brazilian sovereign bonds (onshore)	46,981,007	—	—	46,981,007	46,981,007
Foreign sovereign bonds	3,898,974	—	—	3,898,974	3,898,974
Total Financial Assets at FVOCI	50,879,981	—	—	50,879,981	50,879,981

Evaluated at amortized cost
Securities	—	2,874,382	—	2,874,382	2,836,146
Agribusiness–backed instruments	—	212,103	—	212,103	211,555
Corporate debt – foreign	—	—	—	—
Securities purchased under resale agreements	—	22,010,879	—	22,010,879	22,057,137
Securities trading and intermediation	—	6,499,097	—	6,499,097	6,499,097
Accounts receivable	—	778,943	—	778,943	778,943
Loan operations	—	29,145,291	—	29,145,291	29,228,463
Other financial assets	—	13,232,997	—	13,232,997	13,232,997
Total Financial Assets at Amortized Cost	—	74,541,589	—	74,541,589	74,632,783

Financial liabilities
Fair value through profit or loss
Securities
Securities loaned	14,830,405	—	—	14,830,405	14,830,405
Corporate debt – local	—	422,971	—	422,971	422,971
Derivative financial instruments
Swap contracts	—	14,000,255	—	14,000,255	14,000,255
Forward contracts	—	2,083,292	—	2,083,292	2,083,292

Notes to Consolidated Financial Statements	F-80	FORM 20-F

«Table of Contents

XP Inc. and its subsidiaries Notes to consolidated financial statements December 31, 2025, 2024 and 2023 (In thousands of Brazilian Reais, unless otherwise stated)

Futures contracts	1,929,536	—	—	1,929,536	1,929,536
Option contracts	—	22,034,604	—	22,034,604	22,034,604
Total Financial Liabilities at FVTPL	16,759,941	38,541,122	—	55,301,063	55,301,063

Evaluated at amortized cost
Securities sold under repurchase agreements	—	71,693,244	—	71,693,244	71,779,721
Securities trading and intermediation	—	18,474,978	—	18,474,978	18,474,978
Financing instruments payable	—	94,662,035	—	94,662,035	95,248,482
Borrowings	—	1,666,432	—	1,666,432	1,666,432
Accounts payables	—	763,465	—	763,465	763,465
Other financial liabilities	—	14,614,086	116,777	14,730,863	14,730,863
Total Financial Liabilities at Amortized Cost	—	201,874,240	116,777	201,991,017	202,663,941
Reconciliation of Level 3 assets and liabilities:

	Investment funds	Securities	Investments in associates	Other financial liabilities
January 1, 2024	—	—	1,450,704	571,723
Realized and unrealized gains (losses)	—	108,837	(91,212)	(12,424)
Acquisitions	—	197,302	—	106,053
Payments	—	—	—	(498,576)
Disposals	—	—	(33,126)	—
Net transfers between levels	—	65,613	207,390	—
Others	—	8	12,522	(49,999)
December 31, 2024	—	371,760	1,546,278	116,777

January 1, 2025	—	371,760	1,546,278	116,777
Realized and unrealized gains (losses)	—	72,544	(75,564)	—
Acquisitions	—	—	51,739	112,338
Payments	—	—	—	(119,182)
Disposals	—	—	(1,111)	—
Net transfers between levels	277,131	—	—	—
Others	—	—	333	(2,774)
December 31, 2025	277,131	444,304	1,521,675	107,159
As of December 31, 2025 and 2024 the total contingent consideration liability is reported at fair value and is dependent on the profitability of the acquired associate and businesses. The total contingent consideration is classified within Level 3 of the fair value hierarchy. The contingent consideration liability represents the maximum amount payable under the purchase and sale agreements discounted using an appropriate rate, which includes the Brazilian risk-free rate. Changes in an average discount rate of 13.47% by 100 bps would increase/decrease the fair value of contingent consideration liability by R$1,651.
The investments held through our investees which are considered to be venture capital investments are classified as Level 3 of the fair value hierarchy. The inputs used by the Group are derived for discounted rates for these investments using a capital asset model to calculate a pre-tax rate that reflects current market assessments of the time value of money and the risk specific to the asset. Change in the discount rate by 100 bps would increase/decrease the fair value by R$15,217.
Transfers into and out of fair value hierarchy levels are analyzed at the end of each consolidated financial statement.

Notes to Consolidated Financial Statements	F-81	FORM 20-F

«Table of Contents

XP Inc. and its subsidiaries Notes to consolidated financial statements December 31, 2025, 2024 and 2023 (In thousands of Brazilian Reais, unless otherwise stated)
35 Management of financial risks and financial instruments

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

Notes to Consolidated Financial Statements	F-82	FORM 20-F

«Table of Contents

XP Inc. and its subsidiaries Notes to consolidated financial statements December 31, 2025, 2024 and 2023 (In thousands of Brazilian Reais, unless otherwise stated)
Management undertakes credit quality analysis of assets that are not past due or reduced to recoverable value. As of December 31, 2025 and 2024 such assets were substantially represented by loan operations and securities purchased under resale agreements, of which the counterparties are Brazilian banks with low credit risk, securities issued by the Brazilian government, as well as derivative financial instruments transactions, which are mostly traded on the stock exchange (B3 S.A. – Brasil, Bolsa, Balcão) and which, therefore, have its guarantee.
The carrying amount of the financial assets representing the maximum exposure to credit risk is shown in the table below:

	2025	2024

Financial assets
Securities purchased under resale agreements	17,063,099	22,057,137
Securities	248,464,341	203,701,541
Public securities	102,576,751	93,717,169
Private securities	145,887,590	109,984,372
Derivative financial instruments	40,920,581	46,199,796
Securities trading and intermediation	6,299,483	6,499,097
Accounts receivable	1,366,424	778,943
Loan operations	34,142,085	29,228,463
Other financial assets	16,912,992	13,232,997
Off-balance exposures (credit card limits)	8,016,517	7,873,551
Total	373,185,522	329,571,525
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

Notes to Consolidated Financial Statements	F-83	FORM 20-F

«Table of Contents

XP Inc. and its subsidiaries Notes to consolidated financial statements December 31, 2025, 2024 and 2023 (In thousands of Brazilian Reais, unless otherwise stated)
(d1)    Maturities of financial liabilities
The tables below summarize the Group’s financial liabilities into groupings based on their contractual maturities:

	2025
Liabilities	Up to 1 month	From 2 to 3 months	From 3 to 12 months	From 1 to 5 years	Above 5 years	Contractual cash flow

Securities	20,388,644	—	—	—	654,815	21,043,459
Derivative financial instruments	3,464,532	808,169	9,905,322	18,347,974	5,020,943	37,546,940
Securities sold under repurchase agreements	33,233,998	19,669,809	5,793,351	—	16,711	58,713,869
Securities trading and intermediation	22,420,806	—	—	—	—	22,420,806
Financing instruments payable	11,864,505	11,833,502	55,855,849	38,232,718	5,616,941	123,403,515
Borrowings	—	—	237,894	—	—	237,894
Accounts payables	691,171	66,554	52,432	—	—	810,157
Other financial liabilities	7,105,929	887,012	3,991,554	336,235	—	12,320,730
Total	99,169,585	33,265,046	75,836,402	56,916,927	11,309,410	276,497,370

	2024
Liabilities	Up to 1 month	From 2 to 3 months	From 3 to 12 months	From 1 to 5 years	Above 5 years	Contractual cash flow

Securities	14,830,405	—	—	—	422,971	15,253,376
Derivative financial instruments	7,176,746	3,336,329	10,134,377	11,738,481	7,661,754	40,047,687
Securities sold under repurchase agreements	71,779,721	—	—	—	—	71,779,721
Securities trading and intermediation	18,474,978	—	—	—	—	18,474,978
Financing instruments payable	6,140,457	16,786,357	29,109,323	37,796,433	5,415,912	95,248,482
Borrowings	—	—	1,666,432	—	—	1,666,432
Accounts payables	763,465	—	—	—	—	763,465
Other financial liabilities	9,124,704	1,560,439	3,584,285	461,435	—	14,730,863
Total	128,290,476	21,683,125	44,494,417	49,996,349	13,500,637	257,965,004
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

Notes to Consolidated Financial Statements	F-84	FORM 20-F

«Table of Contents

XP Inc. and its subsidiaries Notes to consolidated financial statements December 31, 2025, 2024 and 2023 (In thousands of Brazilian Reais, unless otherwise stated)
In addition to the control performed by the tool, the Group adopt guidelines to control the risk of the assets that mark the treasury operations so that the own portfolios of the participating companies are composed by assets that have low volatility and, consequently, less exposure to risk. In the case of non-compliance with the operational limits, the treasury manager shall take the necessary measures to reframe as quickly as possible.
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
The Group hold interest in XP Holding International LLC and XP Advisory US whose equity as of December 31, 2025 was US$114,228 (US$96,830 as of December 31, 2024) and US$15,361 (US$12,322 as of December 31, 2024), respectively (amounts presented in thousands of the respective currencies).
The risk of the XP Holding International LLC and XP Advisors Inc is hedged with the objective of minimizing the volatility of the functional currency (BRL) against the US$ arising from foreign investment abroad (see Note 8). The foreign currency exposure risk of XP Holding UK Ltd is not hedged and is not material for the Group.
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

Notes to Consolidated Financial Statements	F-85	FORM 20-F

«Table of Contents

XP Inc. and its subsidiaries Notes to consolidated financial statements December 31, 2025, 2024 and 2023 (In thousands of Brazilian Reais, unless otherwise stated)

		2025
Trading portfolio	Exposures	Scenarios
Risk factors	Risk of variation in:	I	II	III

Fixed interest rate	Fixed interest rate in Reais	(180)	(224,381)	(408,016)
Exchange coupons	Foreign currencies coupon rate	(45)	(14,686)	(40,330)
Foreign currencies	Exchange rates	(46)	82,143	49,374
Price indexes	Inflation coupon rates	(303)	(48,538)	(80,711)
Shares	Shares prices	(406)	58,825	150,146
Commodities	Commodities price	(361)	(20,816)	(60,325)
		(1,341)	(167,453)	(389,862)

		2024
Trading portfolio	Exposures	Scenarios
Risk factors	Risk of variation in:	I	II	III

Fixed interest rate	Fixed interest rate in Reais	(117)	(8,285)	50,065
Exchange coupons	Foreign currencies coupon rate	(28)	(6,905)	(15,497)
Foreign currencies	Exchange rates	(124)	64,512	148,169
Price indexes	Inflation coupon rates	(68)	(11,606)	(24,563)
Shares	Shares prices	(5,858)	(162,112)	(458,841)
Commodities	Commodities price	(320)	(4,471)	17,579
		(6,515)	(128,867)	(283,088)

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
(vi)    Development of contingency plans;
(vii)    Professional training and development; and
(viii)    Ethical and business standards;

Notes to Consolidated Financial Statements	F-86	FORM 20-F

«Table of Contents

XP Inc. and its subsidiaries Notes to consolidated financial statements December 31, 2025, 2024 and 2023 (In thousands of Brazilian Reais, unless otherwise stated)
36 Capital Management

(i)    Minimum capital requirements
Although capital is managed considering the consolidated position, certain subsidiaries are subject to minimum capital requirement from local regulators.
The subsidiary Banco XP, leader of the Prudential Conglomerate (which includes XP CCTVM, XP DTVM, XP Serviços Financeiros DTVM and some proprietary funds), under BACEN regulation regime, is required to maintain a minimum capital and follow aspects from the Basel Accord.
The subsidiary XP Vida e Previdência operates in retirement plans business and is oversight by the SUSEP, being required to present Adjusted Shareholders' Equity (PLA) equal to or greater than the Minimum Required Capital (“CMR”), CMR is equivalent to the highest value between base capital and Venture Capital Liquidity (“CR”).
On December 31, 2025 the subsidiaries Banco XP and XP Vida e Previdência were in compliance with all capital requirements.
There is no requirement for compliance with a minimum capital for the other Group companies.

Notes to Consolidated Financial Statements	F-87	FORM 20-F

«Table of Contents

XP Inc. and its subsidiaries Notes to consolidated financial statements December 31, 2025, 2024 and 2023 (In thousands of Brazilian Reais, unless otherwise stated)
37 Cash flow information

(i)    Debt reconciliation

			Debt securities (i)
	Borrowings	Lease liabilities	Debentures and Notes	Bonds	Total

Total debt as of January 1, 2023	1,865,880	285,638	2,596,519	3,911,383	8,659,420
Acquisitions/Issuance	2,252,550	116,774	373,481	—	2,742,805
Business combination (Note 5(ii))	978	19,802	—	—	20,780
Payments/repurchase	(1,833,937)	(132,737)	(527,687)	(62,342)	(2,556,703)
Write-offs	—	(675)	—	—	(675)
Net foreign exchange differences	(147,802)	(6,967)	—	(319,952)	(474,721)
Interest accrued	61,753	22,927	392,857	134,148	611,685
Interest paid	—	—	(28,396)	(116,670)	(145,066)
Total debt as of December 31, 2023	2,199,422	304,762	2,806,774	3,546,567	8,857,525

Total debt as of January 1, 2024	2,199,422	304,762	2,806,774	3,546,567	8,857,525
Acquisitions/Issuance	1,666,432	157,750	—	2,787,575	4,611,757
Payments/repurchase	(2,255,259)	(125,966)	(1,170,612)	(1,628,342)	(5,180,179)
Cancellation/expiration	—	(65,050)	—	—	(65,050)
Net foreign exchange differences	66,632	20,716	—	1,117,579	1,204,927
Interest accrued	91,881	19,135	271,451	204,510	586,977
Interest paid	(102,676)	—	(32,738)	(213,939)	(349,353)
Total debt as of December 31, 2024	1,666,432	311,347	1,874,875	5,813,950	9,666,604

Total debt as of January 1, 2025	1,666,432	311,347	1,874,875	5,813,950	9,666,604
Acquisitions/Issuance	2,626,479	136,547	—	—	2,763,026
Payments/repurchase	(3,768,173)	(123,150)	(1,266,496)	—	(5,157,819)
Cancellation/expiration	—	(19,008)	—	—	(19,008)
Net foreign exchange differences	(311,426)	(9,055)	—	(666,650)	(987,131)
Interest accrued	104,790	14,736	66,313	266,737	452,576
Interest paid	(80,208)	—	(23,717)	(263,407)	(367,332)
Total debt as of December 31, 2025	237,894	311,417	650,975	5,150,630	6,350,916

(i) Debt securities include debentures measured at FVPL presented in Note 7(e) and does not include fair value adjustments of (i) Debentures, totaling R$ 3,840 (R$(200,648) - 2024) and (ii) Bonds, totaling R$ (113,541) (R$ (300,209) - 2024).

(ii)    Cash reconciliation for investing and financing activities
During the year ended December 31, 2024, the Group paid R$895,287, out of which R$225,766 refers to acquisitions concluded during this period, in connection with the minority stake acquisitions disclosed in Note 5(ii)(a). The Group also paid R$498,576 of contingent consideration liabilities, due to the achievement of the triggers provided for in the shareholders' agreement with one of its associates.
During the year ended December 31, 2025, the Group paid R$ 325,502 in connection with the minority stake acquisitions disclosed in note 2(ii)(a). The Group also paid a total amount of R$ 119,182 in contingent consideration arrangements, due to the achievement of the triggers provided for in the shareholders’ agreement with its associates.
(iii)    Non-cash reconciliation for investing and financing activities
During the year ended December 31, 2024, the Group concluded the minority stake acquisitions disclosed in Note 5 (ii)(a). From the total consideration of these transactions, (i) R$106,412 was settled through the private issuance of XP Inc. Class A shares (see note 24(a)), (ii) R$20,000 was recorded through contingent consideration (Note 19(b)) and (iii) there was a remaining amount of R$62,325 to be paid during 2025 (including monetary correction on this amount).

Notes to Consolidated Financial Statements	F-88	FORM 20-F

«Table of Contents

XP Inc. and its subsidiaries Notes to consolidated financial statements December 31, 2025, 2024 and 2023 (In thousands of Brazilian Reais, unless otherwise stated)
During the year ended December 31, 2024, the Group acquired a new borrowing in the total amount of R$1,666,432 (note 18). This amount was disbursed by the counterparty on January 6, 2025.
During the year ended December 31, 2025, the Group sold property and equipment assets in a total amount of R$132,003, which is payable in 10 years, indexed to CDI. The amount was recorded through ‘Accounts receivable’.

Notes to Consolidated Financial Statements	F-89	FORM 20-F